As filed with the Securities and Exchange Commission on July 15, 2026.
Registration
No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RALLYBIO CORPORATION
(Exact name of registrant as specified in its Charter)

Delaware	2834	85-1083789
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

PO Box no. 325
East Berlin,
CT
06023
(203)
859-3820
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen Uden, M.D.
Chief Executive Officer
Rallybio Corporation
PO Box no. 325
East Berlin,
CT
06023
(203)
859-3820
(Name,
address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Zachary Blume, Esq. Tyler Silvey, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600 (617) 951-7000	Charles Bair, Esq. Rama Padmanabhan, Esq. Wade Andrews, Esq. Rajdeep Bains, Esq. Cooley LLP 10265 Science Center Drive San Diego, CA 92121 (858) 550-6000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions
under
the Merger Agreement described herein.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check
the following box.
☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.
☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.
☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.
☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to
said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 15, 2026

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Rallybio Corporation,

Rallybio Corporation, a Delaware corporation (“Rallybio”), and Avenzo Therapeutics, Inc., a Delaware corporation (“Avenzo”) have entered into an Agreement and Plan of Merger and Reorganization, dated May 31, 2026 (the “Merger Agreement”), pursuant to which, among other matters, Farmington Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Rallybio (“Merger Sub”), will merge with and into Avenzo, with Avenzo surviving as a wholly owned subsidiary of Rallybio (such transaction, the “Merger”). In connection with the Merger, Rallybio will change its name to Avenzo Therapeutics, Inc. (together with its subsidiaries following the Merger, the “combined company”).

The Merger will become effective at the time the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by Rallybio and Avenzo and specified in the Certificate of Merger in accordance with the General Corporation Law of the State of Delaware (“DGCL”) (such date, the “Closing Date,” and such time, the “Effective Time”). At the Effective Time, (a) each outstanding share of Avenzo Class A common stock, par value $0.0001 per share (“Avenzo Common Stock”), and each share of Avenzo preferred stock, par value $0.0001 per share (“Avenzo Preferred Stock” and, together with the Avenzo Common Stock, “Avenzo Capital Stock”) (excluding shares held by Avenzo stockholders who have exercised and perfected appraisal rights, shares of Avenzo Capital Stock held as treasury stock by Avenzo or held or owned by Rallybio, Merger Sub or any subsidiary of Rallybio or Avenzo, and any shares described in the following clause (b)) will be converted into the right to receive approximately 0.5020 shares of common stock of Rallybio, par value $0.0001 per share (“Rallybio Common Stock”), based on an assumed exchange ratio of 0.5020 (the “Exchange Ratio”) (which is further subject to certain adjustments as described below), and (b) each share of Avenzo Common Stock issued in the Concurrent Financing (as defined and described in more detail below) will be converted into the right to receive a number of shares of Rallybio Common Stock calculated in accordance with the exchange ratio formula set forth in the Merger Agreement (the “Concurrent Financing Exchange Ratio”), which is assumed to be 0.5020 and is subject to the same assumptions as the Exchange Ratio described above and below. Rallybio will assume outstanding and unexercised options to purchase shares of Avenzo Common Stock, and in connection with the Merger such options will be converted into options to purchase shares of Rallybio Common Stock based on the Exchange Ratio.

The Exchange Ratio described above does not give effect to the proposed reverse stock split of Rallybio Common Stock and is subject to adjustment based on Rallybio’s final Rallybio Net Cash (as defined below) at the closing of the Merger (the “Closing”) and the final number of shares of Rallybio Common Stock outstanding immediately prior to the Closing, as described in more detail in the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” of the accompanying proxy statement/prospectus.

Each share of Rallybio Common Stock issued and outstanding at the time of the Merger will remain issued and outstanding, and, subject to the proposed reverse stock split, will be unaffected by the Merger. In addition, on May 31, 2026, Avenzo entered into a subscription agreement (the “Subscription Agreement”) with certain investors, pursuant to which Avenzo has agreed to sell, and such investors have agreed to purchase, shares of Avenzo Common Stock for an aggregate purchase price of $215.0 million, immediately prior to the Effective Time of the Merger (such transaction, the “Concurrent Financing”). The closing of the Concurrent Financing is conditioned upon the satisfaction or waiver of each of the conditions to the Closing as well as certain other conditions. The Concurrent Financing is more fully described in the section titled “The Merger Agreement—Subscription Agreement.”

Under the Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, immediately after the Closing, on a pro forma basis and based upon the number of shares of Rallybio Common Stock expected to be issued in connection with the Merger, pre-Merger equityholders of Avenzo (other than investors in the Concurrent Financing) are expected to own approximately 56.6% of the combined company, pre-Merger equityholders of Rallybio are expected to own approximately 2.8% of the combined company and the investors in the Concurrent Financing are expected to own approximately 40.6% of the combined company (assuming proceeds from the Concurrent Financing of $215.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Rallybio of $15.0 million (calculated after giving effect to the expected payment of Parent Distributions (as defined below)), (ii) a fixed valuation for Avenzo of $300.0 million, and (iii) the relative capitalization of Rallybio and Avenzo. The percentage of the combined company that each party’s

Shares of Rallybio Common Stock are currently listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “RLYB.” Avenzo will file an initial listing application for the combined company with Nasdaq. After completion of the Merger, Rallybio will be renamed “Avenzo Therapeutics, Inc.”, and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “AVZO.” On     , 2026, the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of Rallybio Common Stock was $      per share.

Rallybio stockholders are cordially invited to attend the 2026 annual meeting of Rallybio stockholders (the “Rallybio annual meeting”). The Rallybio annual meeting is being held on      , unless postponed or adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the Merger, the Concurrent Financing and related matters. The Rallybio annual meeting will be held entirely online. Rallybio stockholders will be able to attend and participate in the Rallybio annual meeting by registering at www.virtualshareholdermeeting.com/RLYB2026 where they will be able to listen to the meeting live, submit questions and vote. At the Rallybio annual meeting, Rallybio will ask its stockholders to:

1.

Approve the issuance of shares of Rallybio Common Stock to the securityholders of Avenzo, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, which will (a) represent more than 20% of the shares of Rallybio Common Stock outstanding immediately prior to the Merger and (b) result in the change of control of Rallybio, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”);

2.

Approve an amendment to Rallybio’s amended and restated certificate of incorporation to effect a reverse stock split of Rallybio’s issued and outstanding common stock at a ratio in the range from 1-for-2 to 1-for-9, inclusive, with the final ratio to be mutually agreed to by Rallybio and Avenzo, in the form attached as Annex I to the accompanying proxy statement/prospectus (the “Reverse Stock Split Proposal” or “Proposal No. 2”);

3.

Approve an amendment to Rallybio’s amended and restated certificate of incorporation to change the name of Rallybio to “Avenzo Therapeutics, Inc.,” in the form attached as Annex J to the accompanying proxy statement/prospectus (the “Name Change Proposal” or “Proposal No. 3”);

4.

Approve an amendment to Rallybio’s amended and restated certificate of incorporation to increase the number of authorized shares of Rallybio Common Stock from 200,000,000 shares to 500,000,000 shares, in the form attached as Annex K to the accompanying proxy statement/prospectus (the “Authorized Share Proposal” or “Proposal No. 4”);

5.

Elect Helen M. Boudreau, Lucian Iancovici, and Christine A. Nash, as Class II directors, each for a three-year term and until their successors are duly elected and qualified or until their earlier death, resignation or removal (the “Director Election Proposal” or “Proposal No. 5”); provided that if the Merger is consummated, the effect of the approval of the director nominees named in the Director Election Proposal will be limited because the composition of the Rallybio Board will be reconstituted upon completion of the Merger in accordance with the Merger Agreement;

6.

Ratify the selection of Deloitte & Touche LLP, independent registered public accounting firm for Rallybio for the fiscal year ending December 31, 2026 (the “Auditor Ratification Proposal” or “Proposal No. 6”); provided that if the Merger is consummated, it is expected that Ernst & Young LLP will be appointed as the combined company’s independent registered public accounting firm for the fiscal year ending December 31, 2026;

7.

Approve the 2026 Plan (as defined in the accompanying proxy statement/prospectus) in the form attached as Annex L to the accompanying proxy statement/prospectus, which will become effective on the date immediately following the consummation of the Merger and is contingent on the completion of the Merger (the “2026 Plan Proposal” or “Proposal No. 7”);

8.

Approve the 2026 ESPP (as defined in the accompanying proxy statement/prospectus) in the form attached as Annex M to the accompanying proxy statement/prospectus, which will become effective on the date immediately following the consummation of the Merger and is contingent on the completion of the Merger (the “2026 ESPP Proposal” or “Proposal No. 8”);

9.

Approve an adjournment of the Rallybio annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal, the Reverse Stock Split Proposal,

the Name Change Proposal and/or the Authorized Share Proposal (the “Adjournment Proposal” or “Proposal No. 9”); and

10.	Transact such other business as may properly come before the stockholders at the Rallybio annual meeting or any adjournment or postponement thereof.

As described in the accompanying proxy statement/prospectus, certain Rallybio stockholders who in the aggregate owned approximately 24.3% of the outstanding shares of Rallybio Common Stock as of May 31, 2026, and certain Avenzo stockholders who in the aggregate owned approximately 78% of the outstanding shares of Avenzo Capital Stock as of May 31, 2026, are parties to support agreements with Rallybio and Avenzo, respectively, whereby such stockholders have agreed to vote (i) in the case of Rallybio stockholders, in favor of the Merger and the other transactions and actions contemplated by the Merger Agreement (collectively, the “Contemplated Transactions”), including (a) the Nasdaq Stock Issuance Proposal, (b) the Reverse Stock Split Proposal, (c) the Name Change Proposal, (d) the Authorized Share Proposal, and (e) and the other transactions and actions contemplated by the Merger Agreement, including the Concurrent Financing and the Asset Dispositions (in each case, as defined in the Merger Agreement), and (ii) in the case of Avenzo stockholders, in favor of adopting the Merger Agreement and approving the Merger and the other Contemplated Transactions, in each case, subject to the terms of the support agreements. Within three (3) business days following the effectiveness of the registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part, and pursuant to the Merger Agreement, Avenzo will seek to obtain approval for the Merger Agreement and the Contemplated Transactions from stockholders holding a sufficient number of shares of Avenzo Capital Stock to adopt and approve such matters.

After careful consideration, each of Rallybio’s board of directors (the “Rallybio Board”) and Avenzo’s board of directors (the “Avenzo Board”) have approved the Merger Agreement and the Contemplated Transactions and have determined that it is advisable to consummate the Merger. The Rallybio Board has approved the proposals described in the accompanying proxy statement/prospectus and unanimously recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.

More information about Rallybio, Avenzo, the Merger Agreement and Contemplated Transactions, and the foregoing proposals is contained in the accompanying proxy statement/prospectus. Rallybio urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 29 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

Rallybio is excited about the opportunities the Merger brings to Rallybio’s stockholders and thanks you for your consideration and continued support.

Stephen Uden, M.D.

President and Chief Executive Officer

Rallybio Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated     , 2026, and is first being mailed to Rallybio’s stockholders on or about      , 2026.

RALLYBIO CORPORATION

PO Box no. 325

East Berlin, CT 06023

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To the stockholders of Rallybio Corporation:

On behalf of the Rallybio Board, we are pleased to deliver this proxy statement/prospectus for the proposed Merger between Rallybio and Avenzo pursuant to which, among other matters, Merger Sub will merge with and into Avenzo, with Avenzo surviving as a wholly owned subsidiary of Rallybio.

The Rallybio annual meeting will be held on      , unless postponed or adjourned to a later date. The Rallybio annual meeting will be held entirely online. You will be able to attend and participate in the Rallybio annual meeting by registering at www.virtualshareholdermeeting.com/RLYB2026. Upon entry of your control number and other required information, you will receive further instructions via email that provide you access to the Rallybio annual meeting and to vote and submit questions during the Rallybio annual meeting. The Rallybio annual meeting will be held for the following purposes, which are collectively referred to as the “Proposals”:

1.

To approve the issuance of shares of Rallybio Common Stock to the securityholders of Avenzo, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, which will (a) represent more than 20% of the shares of Rallybio Common Stock outstanding immediately prior to the Merger and (b) result in the change of control of Rallybio, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

2.

To approve an amendment to Rallybio’s amended and restated certificate of incorporation to effect a reverse stock split of Rallybio’s issued and outstanding common stock at a ratio in the range from 1-for-2 to 1-for-9, inclusive, with the final ratio to be mutually agreed to by Rallybio and Avenzo, in the form attached as Annex I to the accompanying proxy statement/prospectus;

3.

To approve an amendment to Rallybio’s amended and restated certificate of incorporation to change the name of Rallybio to “Avenzo Therapeutics, Inc.,” in the form attached as Annex J to the accompanying proxy statement/prospectus;

4.

To approve an amendment to Rallybio’s amended and restated certificate of incorporation to increase the number of authorized shares of Rallybio Common Stock from 200,000,000 shares to 500,000,000 shares, in the form attached as Annex K to the accompanying proxy statement/prospectus;

5.

To elect Helen M. Boudreau, Lucian Iancovici, and Christine A. Nash, as Class II directors, each for a three-year term and until their successors are duly elected and qualified or until their earlier death, resignation or removal; provided that if the Merger is consummated, the effect of the approval of the director nominees named in the Director Election Proposal will be limited because the composition of the Rallybio Board will be reconstituted upon completion of the Merger in accordance with the Merger Agreement;

6.

To ratify the selection of Deloitte & Touche LLP as independent registered public accounting firm for Rallybio for the fiscal year ending December 31, 2026; provided that if the Merger is consummated, it is expected that Ernst & Young LLP will be appointed as the combined company’s independent registered public accounting firm for the fiscal year ending December 31, 2026;

7.

To approve the 2026 Plan (as defined in the accompanying proxy statement/prospectus) in the form attached as Annex L to the accompanying proxy statement/prospectus, which will become effective on the date immediately following the consummation of the Merger and is contingent on the completion of the Merger;

8.

To approve the 2026 ESPP (as defined in the accompanying proxy statement/prospectus) in the form attached as Annex M to the accompanying proxy statement/prospectus, which will become effective on the date immediately following the consummation of the Merger and is contingent on the completion of the Merger;

9.

To approve an adjournment of the Rallybio annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal, the Reverse Stock Split Proposal, the Name Change Proposal and/or the Authorized Share Proposal; and

10.	To transact such other business as may properly come before the stockholders at the Rallybio annual meeting or any adjournment or postponement thereof.

The Rallybio Board has fixed      , 2026 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Rallybio annual meeting and any adjournment or postponement thereof. Only holders of record of shares of Rallybio Common Stock at the close of business on the record date are entitled to notice of, and to vote at, the Rallybio annual meeting. At the close of business on the record date, Rallybio had       shares of Rallybio Common Stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of a majority of the total votes cast by the holders of Rallybio Common Stock entitled to vote at the Rallybio annual meeting, assuming a quorum is present, is required for the approval of Proposal Nos. 1, 2, 3, 6, 7 and 8. The affirmative vote of the holders of at least seventy-five percent of the outstanding shares of Rallybio Common Stock entitled to vote at the Rallybio annual meeting is required for the approval of Proposal No. 4. The votes cast for a nominee for director by holders of Rallybio Common Stock entitled to vote at the Rallybio annual meeting must exceed the votes cast against by such holders for the election of directors pursuant to Proposal No. 5, assuming a quorum is present. The affirmative vote of the holders of a majority of the shares of Rallybio Common Stock present in person (by virtual attendance) or represented by proxy at the Rallybio annual meeting and entitled to vote on the matter is required for the approval of Proposal 9. Each of Proposal Nos. 1, 2 and 3 is a condition to completion of the Merger. The closing of the Concurrent Financing is conditioned upon the satisfaction or waiver of each of the conditions to the Closing as well as certain other conditions. Therefore, the Merger and the Concurrent Financing cannot be consummated without the approval of Proposal Nos. 1, 2 and 3. The issuance of Rallybio Common Stock in connection with the Merger and the change of control of Rallybio resulting from the Merger will not take place unless Proposal Nos. 1, 2 and 3 are approved by Rallybio stockholders, Rallybio’s name is changed to “Avenzo Therapeutics, Inc.” and the Merger is consummated. Proposal Nos. 4, 7 and 8 are each conditioned on the consummation of the Merger. Therefore, if Proposal Nos. 1, 2 and 3 are not approved and the Merger is not consummated, Proposal Nos. 4, 7 and 8 will each have no effect, even if one or more are approved by Rallybio stockholders.

Even if you plan to virtually attend the Rallybio annual meeting, Rallybio requests that you sign and return the enclosed proxy or vote by mail, by phone or online to ensure that your shares will be represented at the Rallybio annual meeting if you are unable to virtually attend. You may change or revoke your proxy at any time before it is voted at the Rallybio annual meeting.

THE RALLYBIO BOARD HAS UNANIMOUSLY DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF RALLYBIO AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE RALLYBIO BOARD UNANIMOUSLY RECOMMENDS THAT RALLYBIO STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

The proxy statement/prospectus and annual report to stockholders are available at

By Order of the Rallybio Board of Directors,

Stephen Uden, M.D.

President and Chief Executive Officer

    , 2026

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates certain information about Rallybio that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission (“SEC”) website (www.sec.gov) or upon your oral or written request by sending a written request to: Rallybio Corporation, PO Box no. 325, East Berlin, CT 06023, Attention: Secretary.

To ensure timely delivery of these documents, any request should be made no later than      , 2026, which is five business days prior to the date of the Rallybio annual meeting, in order to receive them before the Rallybio annual meeting.

For additional details about where you can find information about Rallybio, please see the section titled “Where You Can Find More Information” beginning on page 448 of this proxy statement/prospectus.

QUESTIONS AND ANSWERS

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.

The following section provides answers to frequently asked questions about the Merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the Merger?

A:

Rallybio, Merger Sub, and Avenzo entered into the Merger Agreement on May 31, 2026. The Merger Agreement contains the terms and conditions of the proposed merger transaction among Rallybio, Merger Sub and Avenzo. Under the Merger Agreement, Merger Sub will merge with and into Avenzo, with Avenzo surviving as a wholly owned subsidiary of Rallybio. This transaction is referred to as the Merger.

The Merger will become effective at the time the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by Rallybio and Avenzo and specified in the Certificate of Merger in accordance with the DGCL. At the Effective Time, (a) each outstanding share of Avenzo Common Stock and each share of Avenzo Preferred Stock (excluding shares held by Avenzo stockholders who have exercised and perfected appraisal rights as more fully described in the section titled “The Merger—Appraisal Rights” of this proxy statement/prospectus, shares of Avenzo Capital Stock held as treasury stock by Avenzo or held or owned by Rallybio, Merger Sub or any subsidiary of Rallybio or Avenzo, and any shares described in the following clause (b)) will be automatically converted solely into the right to receive a number of shares of Rallybio Common Stock equal to the Exchange Ratio, and (b) each share of Avenzo Common Stock issued in the Concurrent Financing, as more fully described in the section titled “Agreements Related to the Merger—Subscription Agreement” of this proxy statement/prospectus, will be automatically converted solely into the right to receive a number of shares of Rallybio Common Stock equal to the Concurrent Financing Exchange Ratio. Rallybio will assume outstanding and unexercised options to purchase shares of Avenzo Common Stock, and in connection with the Merger they will be converted into options to purchase shares of Rallybio Common Stock based on the Exchange Ratio.

Under the Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, upon the Closing, on a pro forma basis and based upon the number of shares of Rallybio Common Stock expected to be issued in connection with the Merger, pre-Merger equityholders of Avenzo (other than investors in the Concurrent Financing) are expected to own approximately 56.6% of the combined company, pre-Merger equityholders of Rallybio are expected to own approximately 2.8% of the combined company and the investors in the Concurrent Financing are expected to own approximately 40.6% (assuming proceeds from the Concurrent Financing of $215.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Rallybio of $15.0 million (calculated after giving effect to expected payment of Parent Distributions (as defined below)), (ii) a fixed valuation for Avenzo of $300.0 million, and (iii) the relative capitalization of Rallybio and Avenzo. The percentage of the combined company that each party’s equityholders will own following the Closing is subject to certain adjustments (as described in more detail in the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio”), including the amount of the final Rallybio Net Cash at the Closing. Rallybio Net Cash as calculated under the Merger Agreement makes certain adjustments to the value of Rallybio’s Cash and Cash Equivalents (as defined in the Merger Agreement), and was equal to approximately $87.7 million as of March 31, 2026. The adjustments are described in the section titled “The Merger Agreement—Calculation of Rallybio Net Cash.” Based on its Cash and Cash Equivalents and other balance sheet line items as of March 31, 2026 and current estimates of the other elements of Rallybio Net Cash (including projected adjustments to Rallybio’s Cash and Cash Equivalents), Rallybio calculates that it had Rallybio Net Cash of approximately $83.2 million as of June 30, 2026. Rallybio expects to continue to incur losses in future periods primarily related to the proposed Merger and, as a result, available Cash and Cash Equivalents will continue to decrease and Rallybio intends to distribute substantially all of the Rallybio Net Cash to its pre-Closing stockholders in connection with the

Merger, which may be payable after the Closing Date, up to an aggregate amount equal to the aggregate of the amount by which Rallybio Net Cash will equal or exceed $0 (excluding any proceeds from any asset disposition, to the extent contingent or to be received following the date for payment of such distribution). For a description of the calculation of Rallybio Net Cash as set forth in the Merger Agreement, please see the section titled “The Merger Agreement—Calculation of Rallybio Net Cash.”

Each share of Rallybio Common Stock issued and outstanding at the time of the Merger will remain issued and outstanding, and, subject to the proposed reverse stock split, will be unaffected by the Merger. In addition, on May 31, 2026, Avenzo entered into the Subscription Agreement with certain investors, pursuant to which Avenzo has agreed to sell, and such investors have agreed to purchase, shares of Avenzo Common Stock for an aggregate purchase price of $215.0 million immediately prior to the Effective Time. The closing of the Concurrent Financing is conditioned upon the satisfaction or waiver of each of the conditions to the Closing as well as certain other conditions. The Concurrent Financing is more fully described in the section titled “Agreements Related to the Merger—Subscription Agreement” of this proxy statement/prospectus.

Q:	Why are the two companies proposing to merge?

A:

Rallybio and Avenzo believe that combining the two companies will result in a substantially capitalized, clinical-stage biotechnology company developing next-generation oncology therapies for patients. For a more complete description of the reasons for the Merger, please see the sections titled “The Merger—Rallybio’s Reasons for the Merger” and “The Merger—Avenzo’s Reasons for the Merger” of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:	You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Rallybio as of the record date. This document serves as:

∎	a proxy statement of Rallybio used to solicit proxies for the Rallybio annual meeting to vote on the matters set forth herein; and

∎	a prospectus of Rallybio used to offer shares of Rallybio Common Stock in exchange for shares of Avenzo Capital Stock in the Merger.

Q:	What is the Concurrent Financing?

A:

On May 31, 2026, Avenzo entered into the Subscription Agreement with certain accredited investors (the “Investors”), pursuant to which Avenzo agreed to sell, and the Investors agreed to purchase, immediately prior to the Effective Time, shares of Avenzo Common Stock for an aggregate purchase price of $215.0 million. This transaction is referred to as the Concurrent Financing. Shares of Avenzo Common Stock issued pursuant to the Concurrent Financing will be converted into shares of Rallybio Common Stock in accordance with the Concurrent Financing Exchange Ratio in the Merger Agreement. On May 31, 2026, Avenzo and Rallybio also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investors. Pursuant to the Registration Rights Agreement, the combined company will prepare and file a resale registration statement with the SEC within 30 calendar days following the closing of the Concurrent Financing. The combined company will use its reasonable best efforts to cause such registration statement to become effective as promptly as practicable. Immediately after the Closing, under the Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, on a pro forma basis and based upon the number of shares of Rallybio Common Stock expected to be issued in connection with the Merger, the Investors are expected to own approximately 40.6% of the combined company, calculated on a fully diluted basis, using the treasury stock method and subject to certain assumptions (as described in more detail in the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio”).

Q:	What proposals will be voted on at the Rallybio annual meeting in connection with the Merger?

A:

Pursuant to the terms of the Merger Agreement, the following proposals must be approved by the Required Rallybio Stockholder Vote (as defined in the Merger Agreement) at the Rallybio annual meeting in order for the Merger to close:

∎	Proposal No. 1-The Nasdaq Stock Issuance Proposal to approve the issuance of shares of Rallybio Common Stock to the securityholders of Avenzo, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, which will (a) represent more than 20% of the shares of Rallybio Common Stock outstanding immediately prior to the Merger and (b) result in the change of control of Rallybio, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

∎

Proposal No. 2-The Reverse Stock Split Proposal to approve an amendment to Rallybio’s amended and restated certificate of incorporation to effect a reverse stock split of the issued and outstanding Rallybio Common Stock at a ratio in the range from 1-for-2 to 1-for-9, inclusive, with the final ratio to be mutually agreed to by Rallybio and Avenzo, in the form attached as Annex I to this proxy statement/prospectus; and

∎

Proposal No. 3-The Name Change Proposal to approve an amendment to Rallybio’s amended and restated certificate of incorporation to change the name of Rallybio to “Avenzo Therapeutics, Inc.,” in the form attached as Annex J to this proxy statement/prospectus.

Each of Proposal Nos. 1, 2 and 3 is a condition to the completion of the Merger. The closing of the Concurrent Financing is conditioned upon the satisfaction or waiver of each of the conditions to the Closing as well as certain other conditions. The issuance of Rallybio Common Stock in connection with the Merger and the change of control of Rallybio resulting from the Merger will not take place unless Proposal Nos. 1, 2 and 3 are approved by the required Rallybio stockholders, Rallybio’s name is changed to “Avenzo Therapeutics, Inc.” and the Merger is consummated.

In addition to the requirement of obtaining the approval of Proposal Nos. 1, 2 and 3 by the required Rallybio stockholders, the Closing is subject to the satisfaction or waiver of each of the other closing conditions set forth in the Merger Agreement. In the event of a waiver of a condition, the Rallybio Board will evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and re-solicitation of stockholder approval is necessary. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” of this proxy statement/prospectus.

The presence of the holders of a majority of the shares of Rallybio Common Stock entitled to vote, present in person or represented by proxy, at the Rallybio annual meeting is necessary to constitute a quorum at the meeting for the Proposals.

Q:	What proposals are to be voted on at the Rallybio annual meeting, other than the Nasdaq Stock Issuance Proposal, the Reverse Stock Split Proposal and the Name Change Proposal?

A:	At the Rallybio annual meeting, the holders of Rallybio Common Stock will also be asked to consider the following proposals:

∎

Proposal No. 4 -The Authorized Share Proposal to approve an amendment to Rallybio’s amended and restated certificate of incorporation to increase the number of authorized shares of Rallybio Common Stock from 200,000,000 shares to 500,000,000 shares, in the form attached as Annex K to this proxy statement/prospectus;

∎

Proposal No. 5-The Director Election Proposal to elect Helen M. Boudreau, Lucian Iancovici, and Christine A. Nash, as Class II directors to the Rallybio Board to hold office until the 2029 Rallybio annual meeting and until his or her respective successor has been duly elected and qualified, or until his or her earlier death, resignation or removal; provided that if the Merger is consummated, the effect of the approval of the director nominees named in the Director Election Proposal will be limited because the composition of the Rallybio Board will be reconstituted upon completion of the Merger in accordance with the Merger Agreement;

∎

Proposal No. 6-The Auditor Ratification Proposal to ratify the appointment of Deloitte & Touche LLP as Rallybio’s independent registered public accounting firm for the fiscal year ending December 31, 2026; provided that if the Merger is consummated, it is expected that Ernst & Young LLP will be appointed as the combined company’s independent registered public accounting firm for the fiscal year ending December 31, 2026;

∎	Proposal No. 7-The 2026 Plan Proposal to approve the Avenzo 2026 Equity Incentive Plan (the “2026 Plan”) in the form attached as Annex L to this proxy statement/prospectus;

∎	Proposal No. 8-The 2026 ESPP Proposal to approve the Avenzo 2026 Employee Stock Purchase Plan (the “2026 ESPP”) in the form attached as Annex M to this proxy statement/prospectus; and

∎

Proposal No. 9-The Adjournment Proposal to approve an adjournment of the Rallybio annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal, the Reverse Stock Split Proposal, the Name Change Proposal and/or the Authorized Share Proposal.

The approval of Proposals No. 4, 5, 6, 7, 8 and 9 are not conditions to the Merger. Proposal Nos. 4, 7 and 8 are each conditioned on the consummation of the Merger. Rallybio does not expect that any matter other than the Proposals will be brought before the Rallybio annual meeting.

The presence of the holders of a majority of the shares of Rallybio Common Stock entitled to vote, present in person or represented by proxy, at the Rallybio annual meeting is necessary to constitute a quorum at the meeting for the purpose of approving the Proposals.

As of the date of this proxy statement/prospectus, the Rallybio Board does not know of any business to be presented at the Rallybio annual meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Rallybio annual meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

Q:	What stockholder votes are required to approve the Proposals at the Rallybio annual meeting?

A:

The affirmative vote of a majority of the total votes cast by the holders of Rallybio Common Stock entitled to vote at the Rallybio annual meeting, assuming a quorum is present, is required for the approval of Proposal Nos. 1, 2, 3, 6, 7 and 8. The affirmative vote of the holders of at least seventy-five percent of the outstanding shares of Rallybio Common Stock entitled to vote at the Rallybio annual meeting is required for the approval of Proposal No. 4. The votes cast for a nominee for director by holders of Rallybio Common Stock entitled to vote at the Rallybio annual meeting must exceed the votes cast against by such holders for the election of directors pursuant to Proposal No. 5, assuming a quorum is present. The affirmative vote of a majority of shares of Rallybio Common Stock present in person (by virtual attendance) or represented by proxy at the Rallybio annual meeting and entitled to vote on the matter is required for the approval of Proposal 9. Each of Proposal Nos. 1, 2 and 3 is a condition to completion of the Merger. The closing of the Concurrent Financing is conditioned upon the satisfaction or waiver of each of the conditions to the Closing as well as certain other conditions. Therefore, the Merger and the Concurrent Financing cannot be consummated without the approval of Proposal Nos. 1, 2 and 3. The issuance of Rallybio Common Stock in connection with the Merger and the change of control of Rallybio resulting from the Merger will not take place unless Proposal Nos. 1, 2 and 3 are approved by Rallybio stockholders, Rallybio’s name is changed to “Avenzo Therapeutics, Inc.” and the Merger is consummated. Proposal Nos. 4, 7 and 8 are each conditioned on the consummation of the Merger. Therefore, if Proposal Nos. 1, 2 and 3 are not approved and the Merger is not consummated, Proposal Nos. 4, 7 and 8 will each have no effect, even if one or more are approved by Rallybio stockholders.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Rallybio annual meeting, but will not be counted as votes cast and will have no effect on the outcome of the vote for each of Proposals No. 1, 2, 3, 5, 6, 7, 8 and 9. We do not expect broker non-votes in connection with Proposal No. 6. Abstentions and broker non-votes will have the same effect as votes “AGAINST” Proposal No. 4.

As of      , 2026, the directors and executive officers of Rallybio owned or controlled       outstanding shares of Rallybio Common Stock entitled to vote at the Rallybio annual meeting. As of May 31, 2026, the Rallybio stockholders that are party to a support agreement, including the directors and executive officers of Rallybio, owned an aggregate number of shares of Rallybio Common Stock representing approximately 24.3% of the outstanding shares of Rallybio Common Stock. Each stockholder that entered into a Rallybio support agreement has agreed to vote all shares of Rallybio Common Stock owned by him, her or it as of the record date (i) in favor of approving the Merger and the other transactions and actions contemplated by the Merger Agreement, including the Nasdaq Stock Issuance Proposal, Reverse Stock Split Proposal, Name Change Proposal, the Authorized Share Proposal, the Concurrent Financing and the Asset Dispositions (collectively, the “Contemplated Transactions”), (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party.

Q:	Who is entitled to vote?

A:

Only holders of record of Rallybio Common Stock at the close of business on the record date of      , 2026, are entitled to notice of, and to vote at, the Rallybio annual meeting. At the close of business on the record date, there were       registered holders of record of Rallybio Common Stock and there were       shares of Rallybio Common Stock issued and outstanding. Each share of Rallybio Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Q:	As a Rallybio stockholder, how does the Rallybio Board recommend that I vote?

A:	After careful consideration, the Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” each of the Proposals.

∎	The Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” the Nasdaq Stock Issuance Proposal.

∎	The Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” the Reverse Stock Split Proposal.

∎	The Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” the Name Change Proposal.

∎	The Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” the Authorized Share Proposal.

∎	The Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” each of the director nominees named in the Director Election Proposal.

∎	The Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” the Auditor Ratification Proposal.

∎	The Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” the 2026 Plan Proposal.

∎	The Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” the 2026 ESPP Proposal.

∎	The Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” the Adjournment Proposal, if necessary.

Q:	What are Rallybio contingent value rights?

A:

Prior to the Effective Time, Rallybio and Computershare Trust Company, N.A. (the “Rights Agent”) are expected to enter into a Contingent Value Rights Agreement (the “Rallybio CVR Agreement”) and Rallybio is expected to declare a distribution (which distribution shall be made after the Closing Date) to each holder of Rallybio Common Stock, pre-funded warrants, restricted stock units and in the money stock options as of the close of business on the last business day prior to the day on which the Effective Time occurs, one contingent value right (each, a “Rallybio CVR”) for each outstanding share of Rallybio Common Stock, pre-funded warrants, restricted stock units and in the money stock options held by such equityholder on such date.

Pursuant to the Rallybio CVR Agreement, during the period beginning on the Closing Date (following the Closing) and ending on December 31, 2031 (the “CVR Term”), each Rallybio CVR holder will be entitled to receive on a pro rata basis all of the net proceeds received, if any, by Rallybio as a result of payment of (i) any upfront, milestone, royalty and other payments received under any disposition agreement related to the Legacy Assets (as defined in the section titled “Agreements Related to the Merger—Rallybio Contingent Value Rights Agreement”), and (ii) any cash proceeds received from Recursion Pharmaceuticals, Inc. (“Recursion”) pursuant to Section 1.1(c) of the membership interest purchase agreement, dated as of July 8, 2025, entered into between Rallybio and Recursion and the other parties thereto. For a period of four months after the Closing, the combined company will use commercially reasonable efforts to effect the disposition of the Legacy Assets to a third party that Rallybio provided Avenzo with written notice of the potential buyer and proposed terms prior to the Closing Date and the applicable disposition agreement does not contain post-closing obligations or indemnity. Rallybio CVR Payments (as defined in the section titled “Agreements Related to the Merger—Rallybio Contingent Value Rights Agreement”) of less than $1,000,000 in any given CVR payment period are not distributed at that time, as they are rolled forward and aggregated with subsequent periods until either the aggregate reaches $1,000,000 or the final CVR payment period.

The Rallybio CVR Payments, if any, will become payable to the designated rights agent for subsequent distribution to the Rallybio CVR holders. In the event that no such proceeds are received during the CVR Term (as defined in the Rallybio CVR Agreement), holders of the Rallybio CVRs will not receive any payment pursuant to the Rallybio CVR Agreement. There can be no assurance that any Rallybio CVR holders will receive any Rallybio CVR Payments.

The right to the contingent payments contemplated by the Rallybio CVR Agreement is a contractual right only and is not transferable, except in the limited circumstances specified in the Rallybio CVR Agreement. The Rallybio CVRs are not evidenced by a certificate or any other instrument and are not registered with SEC. The Rallybio CVRs do not have any voting or dividend rights and do not represent any equity or ownership interest in Rallybio or any of its respective affiliates. No interest will accrue on any amounts payable in respect of the Rallybio CVRs.

Q:	What will Rallybio stockholders receive in the Merger?

A:

Rallybio stockholders will continue to own and hold their existing shares of Rallybio Common Stock. Each share of Rallybio Common Stock issued and outstanding at the time of the Merger will remain issued and outstanding, and, subject to the proposed reverse stock split, will be unaffected by the Merger.

Further, holders of Rallybio Common Stock, pre-funded warrants, restricted stock units and in the money stock options of record as of the close of business on the last business day prior to the day on which the Effective Time occurs will receive one Rallybio CVR for each outstanding share of Rallybio Common Stock, pre-funded warrant, restricted stock unit and in the money stock option held by such holder on such date, as described in more detail in the section titled “Agreements Related to the Merger—Rallybio Contingent Value Rights Agreement.”

In addition, prior to the Closing, the Rallybio Board will declare one or more cash distributions (each, a “Parent Distribution”) to holders of Rallybio Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Rallybio Common Stock as of each record date set by the Rallybio Board (each, a “Parent Distribution Record Date”), up to an aggregate amount equal to the amount by which Rallybio Net Cash will equal or exceed $0 (excluding any proceeds from any Asset Disposition, to the extent contingent or to be received following the date for payment of such distributions). Only one Parent Distribution may be declared prior to the Rallybio Stockholders’ Meeting and no more than $50,000,000 in the aggregate may be declared as a Parent Distribution prior to the Rallybio stockholders’ meeting. For a more complete description, please see the section titled “The Merger Agreement —Parent Distributions.”

For a more complete description of the treatment of Rallybio securities (as defined below) in the Merger, please see the sections titled “The Merger Agreement—Merger Consideration and Exchange Ratio” and “Market Price and Dividend Information” of this proxy statement/prospectus.

Q:	What will Avenzo securityholders receive in the Merger?

A:

Avenzo stockholders will receive shares of Rallybio Common Stock, and Avenzo optionholders’ outstanding and unexercised options to purchase shares of Avenzo Common Stock as of immediately prior to the Effective Time will be assumed by Rallybio and will be converted into options to purchase shares of Rallybio Common Stock, with appropriate adjustments to reflect the Exchange Ratio, as determined in accordance with the Merger Agreement. Under the Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, immediately after the Closing, on a pro forma basis and based upon the number of shares of

Rallybio Common Stock expected to be issued in connection with the Merger and the Concurrent Financing, pre-Merger equityholders of Avenzo (other than investors in the Concurrent Financing) are expected to own approximately 56.6% of the combined company, pre-Merger equityholders of Rallybio are expected to own approximately 2.8% of the combined company and the investors in the Concurrent Financing are expected to own approximately 40.6% (assuming proceeds from the Concurrent Financing of $215.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Rallybio of $15.0 million (calculated after giving effect to expected payment of Parent Distributions), (ii) a fixed valuation for Avenzo of $300.0 million, and (iii) the relative capitalization of Rallybio and Avenzo. The percentage of the combined company that each party’s equityholders will own following the Closing is subject to certain adjustments (as described in more detail in the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio”), including the amount of the final Rallybio Net Cash at the Closing. Rallybio Net Cash as calculated under the Merger Agreement makes certain adjustments to the value of Rallybio’s Cash and Cash Equivalents (as defined in the Merger Agreement). The adjustments are described in the section titled “The Merger Agreement—Calculation of Rallybio Net Cash.” Based on its Cash and Cash Equivalents and other balance sheet line items as of March 31, 2026 and current estimates of the other elements of Rallybio Net Cash (including projected adjustments to Rallybio’s Cash and Cash Equivalents), Rallybio calculates that it had Rallybio Net Cash of approximately $83.2 million as of June 30, 2026. Rallybio expects to continue to incur losses in future periods primarily related to the proposed Merger and, as a result, available Cash and Cash Equivalents will continue to decrease and Rallybio intends to distribute substantially all of the Rallybio Net Cash to its pre-Closing stockholders in connection with the Merger, which may be paid following the Closing Date. For a description of the calculation of Rallybio Net Cash as set forth in the Merger Agreement, please see the section titled “The Merger Agreement—Calculation of Rallybio Net Cash.”

For a more complete description of the treatment of Avenzo Common Stock and Avenzo stock options in the Merger, please see the sections titled “The Merger Agreement—Merger Consideration and Exchange Ratio” of this proxy statement/prospectus. For a description of the effect of the Concurrent Financing on Avenzo’s current securityholders, please see the sections titled “Agreements Related to the Merger—Subscription Agreement” and “Agreements Related to the Merger—Registration Rights Agreement” of this proxy statement/prospectus.

Q:	Will the common stock of the combined company trade on an exchange?

A:

Shares of Rallybio Common Stock are currently listed on Nasdaq under the symbol “RLYB.” Avenzo will file an initial listing application for the common stock of the combined company with Nasdaq. At the Effective Time, Rallybio will be renamed “Avenzo Therapeutics, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “AVZO”; however, the parties may waive the closing condition in the Merger Agreement that the common stock of the combined company be approved for listing on Nasdaq prior to the Closing. For a description of the effect of a waiver of the Nasdaq listing closing condition, please see the section titled “Risk Factors—Risks Related to the Combined Company” of this proxy statement/prospectus. On              , 2026, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Rallybio Common Stock was $      per share.

Q:	Who will be the directors of the combined company following the Merger?

A:

The Merger Agreement provides that the parties will take all necessary action so that immediately after the Effective Time, the board of directors of the combined company comprises seven members, with each member designated by Avenzo; provided, that the total number of directors to comprise the board of directors of the combined company immediately after the Effective Time may be changed by Avenzo at any time prior to the Effective Time by written notice to Rallybio. Avenzo currently expects that immediately following the Effective Time, the combined company board of directors will consist of seven members comprising certain current directors of Avenzo: Athena Countouriotis, M.D., Simeon George, M.D., Carl Gordon, Ph.D., Patrick Machado, J.D. and Garry Nicholson and two vacancies. For a more complete discussion of the expected members of the combined company board of directors, please see the section titled “Management Following the Merger” of this proxy statement/prospectus.

Q:	Who will be the executive officers of the combined company immediately following the Merger?

A:

The Merger Agreement provides that the parties will take all necessary action so that immediately after the Effective Time, the persons designated by Avenzo are appointed to the positions of officers of the combined company. Avenzo currently expects that the following individuals will serve as the executive officers of the combined company following the Merger:

NAME	TITLE
Athena Countouriotis, M.D.	President, Chief Executive Officer and Chair of the Avenzo Board
Mohammad Hirmand, M.D.	Executive Vice President and Chief Medical Officer
Brian Sun, J.D.	Senior Vice President, Chief Legal Officer and Corporate Secretary

Q:	What risks should I consider in deciding whether to vote in favor of the Merger?

A:

You should carefully review the section titled “Risk Factors” of this proxy statement/prospectus and the documents incorporated by reference herein, which set forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Rallybio and Avenzo, as independent companies, are subject.

Q:	When do you expect the Merger to be consummated?

A:

The Merger is anticipated to close in the fourth quarter of 2026, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” of this proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the Merger to holders of Rallybio Common Stock?

A:

Rallybio stockholders will not sell, exchange or dispose of any shares of Rallybio Common Stock as a result of the Merger. Thus, there will be no material U.S. federal income tax consequences to Rallybio stockholders as a result of the Merger.

Q:	What are the material U.S. federal income tax consequences of the issuance of the Rallybio CVRs, including any distributions of Rallybio Common Stock under the Rallybio CVRs?

A:

Although the U.S. federal income tax treatment of the Rallybio CVRs is uncertain and the matter is not free from doubt, Rallybio intends to treat a holder’s receipt of the Rallybio CVRs as a distribution of property with respect to the holder’s existing shares of Rallybio Common Stock for U.S. federal income tax purposes. Please review the information in the section titled “Agreements Related to the Merger—Rallybio Contingent Value Rights Agreement” for a discussion of the material U.S. federal income tax consequences of the Rallybio CVRs to holders of Rallybio Common Stock.

Q:	What are the material U.S. federal income tax consequences of the Parent Distributions that Rallybio will declare and pay to holders of Rallybio Common Stock?

A:

The U.S. federal income tax consequences of a holder’s receipt of the Parent Distribution generally should be treated first as a taxable dividend to the extent of the holder’s pro rata share of Rallybio’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the holder’s basis in Rallybio Common Stock, and then as capital gain from the sale or exchange of Rallybio Common Stock with respect to any remaining amount. Rallybio currently has an accumulated deficit and expects to be in a net loss position in its taxable year that includes a Parent Distribution that is payable after the Closing Date. Thus, Rallybio expects such a Parent Distribution to be treated as other than a dividend for U.S. federal income tax purposes. A Parent Distribution made on or prior to the Closing Date is expected to be taxable as a dividend in whole or in part because Rallybio expects to have current earnings for the taxable year ending on the Closing Date. For non-U.S. holders of Rallybio Common Stock, if Rallybio cannot determine at the time of the distribution whether the amount will exceed current and accumulated earnings and profits, Rallybio or the applicable withholding agent may withhold at the rate applicable to dividends on the full amount of the distribution. Please review the information in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Parent Distribution to Holders of Rallybio Common Stock” for a discussion of the material U.S. federal income tax consequences of the Parent Distribution to holders of Rallybio Common Stock.

Q:	What are the material U.S. federal income tax consequences of the reverse stock split to holders of Rallybio Common Stock?

A:

A holder of Rallybio Common Stock should not recognize gain or loss upon the reverse stock split, except to the extent such holder receives cash in lieu of a fractional share of Rallybio Common Stock, and subject to the discussion in the section titled “Proposal No. 2—The Reverse Stock Split Proposal.” Please review the information in the section titled “Proposal No. 2—The Reverse Stock Split Proposal—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” for a more complete description of the material U.S. federal income tax consequences of the reverse stock split to holders of Rallybio Common Stock.

Q:	What do I need to do now?

A:	Rallybio urges you to read this proxy statement/prospectus carefully, including the annexes and the documents incorporated by reference, and to consider how the Merger affects you.

If you are a Rallybio stockholder of record, as of the record date, you may provide your proxy instructions in one of four different ways:

∎

You can vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Rallybio annual meeting, Rallybio will vote your shares in accordance with the proxy card.

∎	You can vote by proxy over the internet, follow the instructions provided on the proxy card.

∎	You can vote by telephone by calling the toll-free number found on the proxy card.

∎

You may attend the Rallybio annual meeting online and vote by registering at www.virtualshareholdermeeting.com/RLYB2026. Upon entry of your control number and other required information, you will receive further instructions via email that provide you access to the Rallybio annual meeting and information on how to vote and submit questions during the Rallybio annual meeting. Simply attending the Rallybio annual meeting will not, by itself, vote your shares or revoke your proxy.

We provide internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

If you hold your shares in “street name” (as described below), you may provide your proxy instructions by following the instructions on your vote instruction form provided by your broker, bank or other agent. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Rallybio annual meeting.

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from Rallybio. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote at the Rallybio annual meeting, you may visit www.virtualshareholdermeeting.com/RLYB2026, press the “Attend Meeting” button and follow the instructions. You may be instructed to obtain a legal proxy from your broker, bank, or other nominee and submit a copy in advance of the meeting. Further instructions will be provided to you via email.

Whether or not you plan to attend the Rallybio annual meeting, Rallybio encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Rallybio annual meeting, you may still attend the Rallybio annual meeting and vote. In such case, your previously submitted proxy will be disregarded.

Q:	What happens if I do not return a proxy card or otherwise vote or provide proxy instructions, as applicable?

A:

If you are a Rallybio stockholder, the failure to return your proxy card or otherwise vote or provide proxy instructions will reduce the aggregate number of votes required to approve each of the Proposals other than for Proposal No. 4, which will have the same effect as a vote “AGAINST” such Proposal.

Q:	May I attend the Rallybio annual meeting and vote?

A:

Stockholders of record as of      , 2026 will be able to attend and participate in the Rallybio annual meeting online by accessing www.virtualshareholdermeeting.com/RLYB2026. To join the Rallybio annual meeting, you will need to have your control number which is included on your proxy card. If your shares are held in “street name,” you should contact your bank, broker or other nominee if you did not receive a control number. If your shares are held in “street name” you will also need to provide a legal proxy to vote during the meeting.

Q:	Who counts the votes?

A:

Broadridge Financial Solutions (“Broadridge”) has been engaged as Rallybio’s inspector of election. If you are a stockholder of record, your executed proxy card is returned directly to Broadridge for tabulation. If you hold your shares through a broker, your broker returns one proxy card to Broadridge on behalf of all its clients.

Q:	If my shares of Rallybio Common Stock are held in “street name” by my broker, will my broker vote my shares for me?

A:

If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” A “broker non-vote” occurs when shares held by a broker or other agent are not voted with respect to a particular proposal because the broker or other agent does not have or did not exercise discretionary authority to vote on the matter and has not received voting instructions from its clients. Matters for which the broker does not have discretionary authority to vote are referred to as “non-routine” matters.

Rallybio expects that Proposal Nos. 1, 2, 3, 4, 5, 7, 8 and 9 will be considered to be “non-routine” matters, and thus a Rallybio stockholder’s broker, bank or other agent may not vote shares on those Proposals in the absence of such holders’ voting instructions. If a Rallybio stockholder does not instruct their broker how to vote with respect to these Proposals, those votes will be counted as broker “non-votes,” and will have no effect on the outcome of each Proposal other than Proposal No. 4, which will have the same effect as a vote “AGAINST” such Proposal. Rallybio expects that Proposal No. 6 is considered to be a “routine” matter, and thus if a Rallybio stockholder does not return voting instructions to their broker, such holder’s shares may be voted by his or her broker in its discretion. To make sure that your vote is counted, you should instruct your broker or other agent to vote your shares, following the procedures provided by your broker.

Q:	What are broker non-votes and do they count for determining a quorum?

A:

Generally, a “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker does not have or did not exercise discretionary authority to vote on the matter and has not received voting instructions from its clients.

Broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Rallybio annual meeting, but will not be counted as votes cast and will have no effect on the outcome of the vote for each of Proposals No. 1, 2, 3, 5, 6, 7, 8 and 9. We do not expect broker non-votes in connection with Proposal No. 6. Broker non-votes will have the same effect as votes “AGAINST” Proposal No. 4.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:

Rallybio stockholders of record, unless such stockholder’s vote is subject to a support agreement, may change their vote at any time before their proxy is voted at the Rallybio annual meeting in one of four ways:

∎	You may submit another properly completed proxy with a later date by mail or via the internet.

∎	You can provide your proxy instructions via telephone at a later date.

∎

You may send an instrument in writing revoking the proxy or another duly executed proxy bearing a later date to Rallybio’s corporate secretary. Any written notice of revocation or subsequent proxy card must be received by the corporate secretary prior to the taking of the vote at the annual meeting. Such written notice of revocation or subsequent proxy card should be sent to Rallybio’s Corporate Secretary at Rallybio Corporation, PO Box no. 325, East Berlin, CT 06023, Attention: Secretary.

∎

You may attend the Rallybio annual meeting online and vote by registering at www.virtualshareholdermeeting.com/RLYB2026. Upon entry of your control number and other required information, you will receive further instructions via email that provide you access to the Rallybio annual meeting and information on how to vote and submit questions during the Rallybio annual meeting. Simply attending the Rallybio annual meeting will not, by itself, vote your shares or revoke your proxy.

All properly executed proxies that are not revoked will be voted at the Rallybio annual meeting and at any adjournments or postponements of the Rallybio annual meeting in accordance with the instructions contained in the proxy. If a holder of Rallybio Common Stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the Proposals in accordance with the recommendations of the Rallybio Board.

If a Rallybio stockholder who owns shares of Rallybio Common Stock in “street name” has instructed a broker to vote its shares of Rallybio Common Stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is soliciting and paying for this proxy solicitation?

A:

Rallybio and Avenzo are paying 40% and 60%, respectively, of the cost of (i) filing and printing of this proxy statement/prospectus and any amendments and supplements hereto and paid to the financial printer or the SEC and (ii) the proxy solicitation firm engaged in connection with the Rallybio annual meeting. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Rallybio Common Stock for the forwarding of solicitation materials to the beneficial owners of Rallybio Common Stock. Rallybio will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Rallybio has retained Georgeson LLC (“Georgeson”) to assist it in soliciting proxies using the means referred to above. Rallybio and Avenzo will pay the fees of Georgeson, which Rallybio expects to be approximately $40,000, plus reimbursement of reasonable and customary out-of-pocket expenses. In addition to solicitation by mail, the directors, officers, employees and agents of Rallybio may solicit proxies from Rallybio stockholders by personal interview, telephone, email, fax or otherwise.

Q:	Who can help answer my questions?

A:

If you are a Rallybio stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the Merger or related matters, including the procedures for voting your shares, you should contact Rallybio’s proxy solicitor, Georgeson, at the following address, telephone number or email address:

51 West 52nd Street, 6th Floor

New York NY 10019

Call Toll Free: (866) 539-7406

Email: rallybio@georgeson.com

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Merger and the proposals being considered at the Rallybio annual meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus, and the documents incorporated by reference therein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 448 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.

The Companies

Rallybio

Rallybio is a clinical-stage biotechnology company comprised of experienced biopharma industry leaders with extensive research, development, and rare disease expertise with a mission to develop and commercialize life-transforming therapies for patients with severe and rare diseases. Rallybio’s lead program, RLYB116, is a differentiated complement component 5 (“C5”) inhibitor with the potential to treat diseases of complement dysregulation. In addition, RLYB332, a long-acting matriptase-2 (“MTP-2”) antibody for the treatment of diseases of iron overload, is currently in preclinical development.

Avenzo

Avenzo is a clinical-stage biotechnology company dedicated to developing next-generation oncology therapies with the goal of transforming cancer treatment for patients with limited options today. Despite advances in cancer treatment, the majority of patients with metastatic solid tumors experience disease progression due to the emergence of drug resistance or tolerability limitations that constrain sustained treatment, or both. Avenzo has built a pipeline of potentially differentiated oncology product candidates designed to improve upon the efficacy and/or safety profile of available therapies in indications with serious unmet medical needs.

Avenzo is advancing four clinical-stage product candidates across two therapeutic modalities: highly selective cyclin-dependent kinase (“CDK”) inhibitors and bispecific antibody-drug conjugates (“ADCs”). Each program leverages well-characterized tumor biology, targeting validated pathways where significant clinical gaps persist. Avenzo’s product candidates are designed to address both the primary drivers of cancer cell proliferation and/or key mechanisms of resistance with the goal of improving clinical outcomes.

Avenzo’s principal executive offices are located at 12707 High Bluff Dr., Suite 200, San Diego, CA 92130, and its telephone number is (858) 239-2944. Avenzo’s website address is www.avenzotx.com. Avenzo’s website is included as an inactive textual reference and the information contained on, or that can be accessed through, Avenzo’s website is not a part of this proxy statement/prospectus.

Merger Sub

Merger Sub is a direct, wholly owned subsidiary of Rallybio and was formed solely for the purpose of carrying out the Merger. Merger Sub’s principal executive offices are located at PO Box no. 325, East Berlin, CT 06023, and its telephone number is (203) 859-3820.

The Merger (see page 155)

On May 31, 2026, Rallybio, Merger Sub and Avenzo entered into the Merger Agreement. Subject to the terms and conditions in the Merger Agreement, at the Effective Time, Merger Sub will merge with and into Avenzo, with Avenzo surviving as a wholly owned subsidiary of Rallybio. This transaction is referred to as the Merger.

The Merger will become effective at the time the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by Rallybio and Avenzo and specified in the Certificate of Merger in accordance with the DGCL, subject to the satisfaction or waiver of certain conditions to the closing, including, among other things, approval by Rallybio’s stockholders of the Nasdaq Stock Issuance Proposal, the Reverse Stock Split Proposal and the Name Change Proposal.

Under the Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, immediately after the Closing, on a pro forma basis and based upon the number of shares of Rallybio Common Stock expected to be issued in connection with the Merger, pre-Merger equityholders of Avenzo (other than investors in the Concurrent Financing) are expected to own approximately 56.6% of the combined company, pre-Merger equityholders of Rallybio are expected to own approximately 2.8% of the combined company and the investors in the Concurrent Financing are expected to own approximately 40.6% (assuming proceeds from the Concurrent Financing of $215.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Rallybio of $15.0 million (calculated after giving effect to expected payment of Parent Distributions), (ii) a fixed valuation for Avenzo of $300.0 million, and (iii) the relative capitalization of Rallybio and Avenzo. The percentage of the combined company that each party’s equityholders will own following the Closing is subject to certain adjustments (as described in more detail in the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio”), including the amount of the final Rallybio Net Cash at the Closing. Rallybio Net Cash as calculated under the Merger Agreement makes certain adjustments to the value of Rallybio’s Cash and Cash Equivalents (as defined in the Merger Agreement). The adjustments are described in the section titled “The Merger Agreement—Calculation of Rallybio Net Cash.” Based on its Cash and Cash Equivalents and other balance sheet line items as of March 31, 2026 and current estimates of the other elements of Rallybio Net Cash (including projected adjustments to Rallybio’s Cash and Cash Equivalents), Rallybio calculates that it had Rallybio Net Cash of approximately $83.2 million as of June 30, 2026. Rallybio expects to continue to incur losses in future periods primarily related to the proposed Merger and, as a result, available Cash and Cash Equivalents will continue to decrease and Rallybio intends to distribute substantially all of the Rallybio Net Cash to its pre-Closing stockholders in connection with the Merger, which may be payable after the Closing Date. For a description of the calculation of Rallybio Net Cash as set forth in the Merger Agreement, please see the section titled “The Merger Agreement—Calculation of Rallybio Net Cash.”

Rallybio’s Reasons for the Merger (see page 170)

In the course of its evaluation of the Merger, the Merger Agreement and the Contemplated Transactions, the Rallybio Board held numerous meetings, consulted with Rallybio management, its legal counsel and its financial advisors and reviewed and assessed a significant amount of information and, in reaching its decision to approve the Merger, the Merger Agreement and the Contemplated Transactions, the Rallybio Board considered various reasons for the Merger, as described later in this proxy statement/prospectus under the section titled “The Merger—Rallybio’s Reasons for the Merger.”

Avenzo’s Reasons for the Merger (see page 173)

In the course of its evaluation of the Merger, the Merger Agreement and the Contemplated Transactions, the Avenzo Board held meetings and conducted discussions, consulted with Avenzo senior management and legal counsel, and considered a wide variety of factors and, in reaching its decision to approve the Merger, the Merger Agreement and the Contemplated Transactions, the Avenzo Board considered the following factors:

∎

the Avenzo Board’s belief that, after reviewing various financing options to enhance stockholder value, the Merger and Concurrent Financing represented the most favorable alternative reasonably available to Avenzo;

∎

Avenzo’s prospects if it were to remain an independent privately held company, including its need to obtain additional financing and the terms on which it would be able to obtain such financing, if at all;

∎

the cash resources of the combined company expected to be available upon the closing of the Concurrent Financing and consummation of the Merger (including the ability to support Avenzo’s current and planned clinical trials and operations);

∎	the access, as a public company, to a broader range of investors to support the development of Avenzo’s product candidates than if Avenzo continued to operate as a privately held company;

∎	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

∎	the expectation that substantially all of Avenzo’s employees, including its management, will serve in similar roles at the combined company;

∎	the terms and conditions of the Merger Agreement;

∎	the anticipated Nasdaq listing of the combined company’s common stock and the adoption of the name “Avenzo Therapeutics, Inc.” for the combined company; and

∎	the likelihood that the Merger will be consummated on a timely basis.

For additional information, please see the section titled “The Merger—Avenzo’s Reasons for the Merger” of this proxy statement/prospectus.

Recommendation of the Rallybio Board

∎

The Rallybio Board has determined and believes that the issuance of shares of Rallybio Common Stock pursuant to the Merger Agreement is fair to, advisable and in the best interests of Rallybio and its stockholders and has approved such issuance. The Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” the Nasdaq Stock Issuance Proposal.

∎

The Rallybio Board has determined and believes that it is fair to, advisable and in the best interests of Rallybio and its stockholders to approve the amendment to Rallybio’s amended and restated certificate of incorporation to effect the reverse stock split, as described in this proxy statement/prospectus. The Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” the Reverse Stock Split Proposal.

∎

The Rallybio Board has determined and believes that it is fair to, advisable and in the best interests of Rallybio and its stockholders to approve the amendment to Rallybio’s amended and restated certificate of incorporation to change its name to “Avenzo Therapeutics, Inc.”, as described in this proxy statement/prospectus. The Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” the Name Change Proposal.

∎

The Rallybio Board has determined and believes that it is fair to, advisable and in the best interests of Rallybio and its stockholders to approve the amendment to Rallybio’s amended and restated certificate of incorporation to increase the number of authorized shares of Rallybio Common Stock from 200,000,000 shares to 500,000,000 shares, as described in this proxy statement/prospectus. The Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” the Authorized Share Proposal.

∎

The Rallybio Board has determined and believes that it is fair to, advisable and in the best interests of Rallybio and its stockholders to elect each of Helen M. Boudreau, Lucian Iancovici, and Christine A. Nash, as Class II directors, each for a three-year term, as described in this proxy statement/prospectus; provided that if the Merger is consummated, the approval of the Director Election Proposal will only have an effect until the completion of the Merger because the composition of Rallybio’s board of directors will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement. The Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” each of the director nominees named in the Director Election Proposal.

∎

The Rallybio Board has determined and believes that it is fair to, advisable and in the best interests of Rallybio and its stockholders to ratify the selection of Deloitte & Touche LLP as Rallybio’s independent registered public accounting firm for the fiscal year ending December 31, 2026, as described in this proxy statement/prospectus; provided that if the Merger is consummated, it is expected that Ernst & Young LLP will be appointed as the combined company’s independent registered public accounting firm for the fiscal year ending December 31, 2026. The Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” the Auditor Ratification Proposal.

∎

The Rallybio Board has determined and believes that it is fair to, advisable and in the best interests of Rallybio and its stockholders to approve the 2026 Plan. The Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” the 2026 Plan Proposal.

∎

The Rallybio Board has determined and believes that it is fair to, advisable and in the best interests of Rallybio and its stockholders to approve the 2026 ESPP. The Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” the 2026 ESPP Proposal.

∎

The Rallybio Board has determined and believes that adjourning the Rallybio annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal, the Reverse Stock Split Proposal, the Name Change Proposal and/or the Authorized Share Proposal is fair to, advisable and in the best interests of Rallybio and its stockholders and has approved and adopted the proposal. The Rallybio Board unanimously recommends that Rallybio stockholders vote “FOR” the Adjournment Proposal, if necessary.

Interests of Rallybio’s Directors and Executive Officers in the Merger (see page 182)

In considering the recommendation of the Rallybio Board with respect to issuing shares of Rallybio Common Stock in the Merger and other matters to be acted upon by the Rallybio stockholders at the Rallybio annual meeting, the Rallybio stockholders should be aware that Rallybio’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Rallybio stockholders generally. These interests include the following:

∎	Under the Merger Agreement, Rallybio’s directors and executive officers are entitled to continued indemnification, expense advancements and insurance coverage.

∎

In connection with the Merger, each option to purchase Rallybio Common Stock, restricted stock unit with respect to Rallybio Common Stock and performance-based stock unit with respect to Rallybio Common Stock held by Rallybio’s directors and executive officers as of the Effective Time will vest in full upon the Closing.

∎

Each Rallybio executive officer may be eligible to receive enhanced severance benefits pursuant to their respective employment agreements with Rallybio in the event of a qualifying termination of employment following the Merger.

In connection with the Merger, each applicable director and executive officer of Rallybio will receive cash payable in respect of such director’s or executive officer’s shares of Rallybio Common Stock and, if applicable, securities convertible or exchangeable or exercisable for shares of Rallybio Common Stock, in each case, outstanding as of a Parent Distribution Record Date, in connection with a Parent Distribution.

These interests are discussed in more detail in the section titled “The Merger-Interests of Rallybio’s Directors and Executive Officers in the Merger” of this proxy statement/prospectus. The Rallybio Board was aware of these potential conflicts of interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Rallybio stockholders approve the proposals to be presented to the Rallybio stockholders for consideration at the Rallybio annual meeting as contemplated by this proxy statement/prospectus.

Interests of Avenzo’s Directors and Executive Officers in the Merger (see page 186)

In considering the recommendation of the Avenzo Board with respect to approving the Merger, Rallybio stockholders should be aware that Avenzo’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Avenzo stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below:

∎	As of June 30, 2026, the directors and executive officers of Avenzo as a group beneficially owned in the aggregate approximately 46.9% of the outstanding shares of Avenzo Capital Stock, which for purposes of this subsection excludes any shares of Avenzo Common Stock issuable upon exercise or settlement of Avenzo stock options held by such individual.

∎

As of June 30, 2026, (i) Dr. Countouriotis, Avenzo’s President and Chief Executive Officer and Chair of the Board of Directors, held options to purchase 13,862,755 shares of Avenzo Common Stock under the Avenzo 2022 Equity Incentive Plan (the “Avenzo 2022 Plan”), (ii) Dr. Hirmand, Avenzo’s Executive Vice President and Chief Medical Officer, held options to purchase 3,197,572 shares of Avenzo Common Stock under the Avenzo 2022 Plan, (iii) Mr. Sun, Avenzo’s Senior Vice President, Chief Legal Officer and Corporate Secretary, held options to purchase 1,543,462 shares of Avenzo Common Stock under the Avenzo 2022 Plan, (iv) Dr. Machado, a member of the Avenzo Board, held options to purchase 530,284 shares of Avenzo Common Stock under the Avenzo 2022 Plan and (v) Mr. Nicholson, a member of the Avenzo Board, held options to purchase 530,284 shares of Avenzo Common Stock under the Avenzo 2022 Plan. All of these Avenzo stock options will be assumed by Rallybio and converted into options to purchase Rallybio Common Stock in accordance with the Merger Agreement.

∎

Each of Dr. Countouriotis, Dr. Hirmand and Mr. Sun has an employment agreement with Avenzo that provides anti-dilution protection pursuant to which, subject to approval by the Avenzo Board, each such executive is entitled to receive additional option grants to maintain specified ownership thresholds of Avenzo’s fully-diluted capitalization upon the occurrence of certain dilutive events, including equity financings, an initial public offering or a change in control. In connection with and promptly following the consummation of the Concurrent Financing and the Merger, each of Dr. Countouriotis, Dr. Hirmand and Mr. Sun is expected to receive, subject to approval by the combined company’s board of directors, an additional option grant to purchase a number of shares of the combined company’s common stock in an amount that will cause such executive’s equity holdings in the combined company after the option is granted (and, in the case of Dr. Countouriotis, excluding any shares of the combined company’s common stock received by Dr. Countouriotis in exchange for shares of Avenzo Preferred Stock held by Dr. Countouriotis) to equal 8.5%, 2.0% and 0.96% of the combined company’s fully diluted capitalization, respectively. Following the consummation of the Concurrent Financing and the Merger, each of Dr. Countouriotis, Dr. Hirmand and Mr. Sun and Avenzo intend to amend their respective employment agreements to remove such anti-dilution provisions. See “Avenzo Executive Officer and Director Compensation—Narrative to the Summary Compensation Table—Employment Arrangements with Avenzo’s Named Executive Officers” for additional details.

∎

Under the terms of the Merger Agreement, each Avenzo stock option that is outstanding and unexercised immediately prior to the Effective Time under the Avenzo 2022 Plan, as may be amended from time to time, whether or not vested, will be converted into and become an option to purchase shares of Rallybio Common Stock at the Effective Time. Rallybio will assume the Avenzo 2022 Plan and all such Avenzo stock options in accordance with the terms of the Avenzo 2022 Plan and the terms of the stock option agreement by which such option is evidenced.

∎	Certain of Avenzo’s directors and executive officers are currently expected to become directors and executive officers of the combined company following the Closing.

∎	Under the Merger Agreement, Avenzo’s directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage.

These interests are discussed in more detail in the section titled “The Merger—Interests of Avenzo’s Directors and Executive Officers in the Merger” of this proxy statement/prospectus. The Avenzo Board was aware of these potential conflicts of interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Avenzo stockholders approve the Merger.

Opinion of Citizens JMP Securities, LLC (see page 176)

Rallybio retained Citizens JMP Securities, LLC (“Citizens”) as a financial advisor in connection with the Merger. The Rallybio Board selected Citizens to act as Rallybio’s financial advisor based on Citizens’

qualifications, reputation, experience and expertise in the biopharmaceuticals industry, its knowledge of and involvement in recent transactions in the biopharmaceutical industry, and its relationship and familiarity with Rallybio and its business. Citizens is an internationally recognized investment banking firm that has substantial experience in transactions similar to this transaction.

On May 30, 2026, Citizens delivered to the Rallybio Board its written opinion that, as of such date and based upon and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Exchange Ratio to be paid by Rallybio pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to Rallybio. The full text of the written opinion of Citizens, which describes the assumptions made and the qualifications and limitations upon the review undertaken by Citizens in preparing its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference.

Citizens’ financial advisory services and opinion were provided for the information and assistance of the Rallybio Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Rallybio Board’s consideration of the Merger and the opinion of Citizens addressed only the fairness, from a financial point of view, as of the date thereof, to Rallybio of the Exchange Ratio to be paid by Rallybio pursuant to the terms of the Merger Agreement. The opinion of Citizens did not address any other term or aspect of the Merger Agreement or the Merger and did not and does not constitute a recommendation to any stockholder of Rallybio or Avenzo as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Merger or any other matter.

The full text of the written opinion of Citizens should be read carefully in its entirety for a description of the assumptions made and qualifications and limitations upon the review undertaken by Citizens in preparing its opinion.

The Merger Agreement

Merger Consideration and Exchange Ratio (see page 195)

At the Effective Time, each outstanding share of Avenzo Capital Stock (excluding shares held by stockholders who have exercised and perfected appraisal rights, shares held as treasury stock by Avenzo or held or owned by Rallybio, Merger Sub or any subsidiary of Rallybio or Avenzo, and shares issued in the Concurrent Financing) will be converted into the right to receive a number of shares of Rallybio Common Stock equal to the Exchange Ratio. Additionally, shares of Avenzo Capital Stock issued in the Concurrent Financing will be converted solely into the right to receive a number of shares of Rallybio Common Stock equal to the Concurrent Financing Exchange Ratio, which is calculated by multiplying the total amount of Concurrent Financing Merger Shares (as defined below) by the percentage of the proceeds resulting from the Concurrent Financing (“Concurrent Financing Proceeds”) (as defined below) represented by the applicable stockholder’s investment in the Concurrent Financing, as set forth on the Allocation Certificate (as defined in the Merger Agreement).

No fractional shares of Rallybio Common Stock will be issued in connection with the Merger, and any holder of Avenzo Capital Stock who would otherwise be entitled to receive a fraction of a share of Rallybio Common Stock (after aggregating all fractional shares of Rallybio Common Stock issuable to such holder) will receive from Rallybio, in lieu of such fraction of a share: (i) one share of Rallybio Common Stock if the aggregate amount of fractional shares to which such holder would otherwise be entitled is equal to or exceeds 0.50; or (ii) no shares of Rallybio Common Stock if such aggregate amount is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

Based on an assumed 1-for-5.5 reverse stock split and an assumed Exchange Ratio of 0.5020, which assumes (i) a valuation of Rallybio of $15.0 million (calculated after giving effect to expected payment of Parent Distributions), (ii) a fixed valuation of Avenzo of $300.0 million (iii) the relative capitalization of Rallybio and Avenzo, and (iv) proceeds from the Concurrent Financing of $215.0 million, Rallybio expects that it will issue approximately 35,206,766 shares of Rallybio Common Stock in the Merger, excluding any shares that may be subsequently issued in connection with the exercise of Avenzo stock options assumed by Rallybio and assuming no stockholders of Avenzo exercise and perfect their appraisal rights. The Exchange Ratio described above does not give effect to the proposed reverse stock split of Rallybio Common Stock and is subject to adjustment based on Rallybio’s final Rallybio Net Cash at the Closing and the final number of shares of Rallybio Common Stock outstanding immediately prior to the Closing, as described in more detail in the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio.”

The Exchange Ratio and Concurrent Financing Exchange Ratio Formulas pursuant to which shares of Avenzo Capital Stock will be converted into shares of Rallybio Common Stock is derived based on (i) an Avenzo fixed valuation of $300.0 million and (ii) an initial Rallybio valuation of $15.0 million, subject to certain adjustments based on Rallybio Net Cash at the Closing. The Rallybio valuation used to determine the Exchange Ratio will be increased or decreased on a dollar-for-dollar basis to reflect the amount by which Rallybio Net Cash at Closing is greater than or less than $500,000 above or below $0, respectively.

Immediately after the Closing, under the Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, on a pro forma basis and based upon the number of shares of Rallybio Common Stock expected to be issued in connection with the Merger, the pre-Merger equityholders of Avenzo (other than holders of shares issued in connection with the Concurrent Financing) are expected to own approximately 56.6% of the combined company, the pre-Merger equityholders of Rallybio are expected to own approximately 2.8% of the combined company, and the holders of shares issued in connection with the Concurrent Financing are expected to own approximately 40.6% of the combined company (assuming proceeds from the Concurrent Financing of $215.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Rallybio of $15.0 million (calculated after giving effect to expected payment of Parent Distributions), (ii) a fixed valuation for Avenzo of $300.0 million and (iii) the relative capitalization of Rallybio and Avenzo. The percentage of the combined company that each party’s equityholders will own following the Closing is subject to certain adjustments. The Exchange Ratio and Concurrent Financing Exchange Ratio formulas assume an implied value of the combined company of approximately $530 million, subject to certain adjustments.

For more information about the Merger Consideration and Exchange Ratio, see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” of this proxy statement/prospectus.

Treatment of Rallybio Equity Awards (see page 184)

The Merger Agreement provides that, prior to the Effective Time, Rallybio will take all actions necessary to provide that all Rallybio equity awards will be fully vested as of the Effective Time and that all options to purchase Rallybio common stock will remain exercisable for no longer than 90 days following the termination of service of the holder of such option.

Treatment of Avenzo Stock Options (see page 186)

Under the terms of the Merger Agreement, each Avenzo stock option that is outstanding and unexercised immediately prior to the Effective Time under the Avenzo 2022 Plan, whether or not vested, will be converted into and become an option to purchase shares of Rallybio Common Stock at the Effective Time. Rallybio will assume the Avenzo 2022 Plan and all such Avenzo stock options in accordance with the terms of the Avenzo 2022 Plan and the terms of the stock option agreement by which such Avenzo stock option is evidenced.

Conditions to the Completion of the Merger (see page 199)

The obligations of Rallybio and Avenzo to consummate the Merger are subject to the satisfaction or waiver, on or prior to the Effective Time, of the conditions set forth in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” below.

Non-Solicitation (see page 204)

Capitalized terms in this section are as defined in the section titled “The Merger Agreement—Non-Solicitation.”

Rallybio and its subsidiaries and their respective representatives are prohibited by the terms of the Merger Agreement, other than with respect to any Asset Disposition, from, directly or indirectly, (i) soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or taking any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnishing any non-public information regarding Rallybio or any of its subsidiaries to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engaging in discussions (other than to inform any person of the existence of these prohibitions) or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approving, endorsing or recommending any Acquisition Proposal; (v) executing or entering into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined below) (other than a confidentiality agreement permitted as described below); or (vi) publicly proposing to do any of the foregoing.

Notwithstanding the foregoing, subject to compliance with the non-solicitation obligations set forth in the Merger Agreement, and prior to obtaining the Required Rallybio Stockholder Vote, Rallybio and its subsidiaries may furnish non-public information regarding Rallybio or any of its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide Acquisition Proposal by such person, which the Rallybio Board has determined in good faith, after consultation with Rallybio’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) none of Rallybio, any of its subsidiaries or any of their respective representatives shall have breached the applicable non-solicitation restrictions in the Merger Agreement in any material respect, (B) the Rallybio Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Rallybio Board under applicable law; (C) Rallybio receives from such person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to Rallybio as those contained in the Mutual Confidential Disclosure Agreement, dated as of May 5, 2026, by and between Rallybio and Avenzo (the “Confidentiality Agreement”); and (D) substantially contemporaneously with furnishing any such non-public information to such person, Rallybio gives Avenzo notice of Rallybio’s intention to furnish nonpublic information to, or enter into discussions with, such person and furnishes such non-public information to Avenzo (to the extent such information has not been previously furnished by Rallybio to Avenzo).

Avenzo and its subsidiaries and their respective representatives are prohibited by the terms of the Merger Agreement from, directly or indirectly, (i) soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or taking any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnishing any non-public information regarding Avenzo or any of its subsidiaries to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engaging in discussions (other than to inform any person of the existence of these prohibitions) or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approving, endorsing or recommending any Acquisition Proposal; (v) executing or entering into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly proposing to do any of the foregoing.

Notwithstanding the foregoing, subject to compliance with the non-solicitation obligations set forth in the Merger Agreement, and prior to obtaining the Required Company Stockholder Vote (as defined in the Merger Agreement), Avenzo and its subsidiaries may furnish non-public information regarding Avenzo or any of its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide Acquisition Proposal by such person, which the Avenzo Board has determined in good faith, after consultation with Avenzo’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer and is not withdrawn if: (A) none of Avenzo, any of its subsidiaries or any of their respective representatives shall have breached the applicable non-solicitation restrictions in the Merger Agreement in any material respect, (B) the Avenzo Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Avenzo Board under applicable law; (C) Avenzo receives from such person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to Avenzo as those contained in the Confidentiality Agreement and (D) substantially contemporaneously with furnishing any such non-public information to such person, Avenzo gives Rallybio notice of Avenzo’s intention to furnish nonpublic information to, or enter into discussions with, such person and furnishes such non-public information to Rallybio (to the extent such information has not been previously furnished by Avenzo to Rallybio).

Termination and Termination Fees (see page 214)

Each of Avenzo or Rallybio may terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.

If the Merger Agreement is terminated under certain circumstances, Rallybio will be required to pay Avenzo a termination fee of $600,000, and if the Merger Agreement is terminated under certain other circumstances, Avenzo may be required to pay Rallybio a termination fee of $20.0 million (or a reduced fee of $8.0 million if such termination occurs following the expiration of the End Date), plus, in each case, up to a maximum of $750,000 in the reimbursement of reasonable out-of-pocket fees and expenses, which will be credited against the payment of any termination fee.

Support Agreements (see page 219)

Concurrently with the execution of the Merger Agreement, the executive officers and directors and certain other stockholders of Rallybio holding approximately 24.3% of the outstanding Rallybio capital stock as of May 31, 2026 entered into support agreements in favor of Avenzo, providing among other things, that such officers, directors and stockholders (x) will vote all of their shares of Rallybio capital stock, among other things: (i) in favor of approving the Contemplated Transactions, including the Rallybio Stockholder Matters (as defined in the Merger Agreement), the Authorized Share Proposal and the other actions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party and (y) will not solicit or negotiate alternative acquisition proposal or inquiries in their capacities as stockholders of Rallybio.

Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of Avenzo holding approximately 78% of the shares of outstanding Avenzo Capital Stock as of May 31, 2026 entered into the Avenzo Support Agreements in favor of Rallybio, providing among other things, that such executive officers, directors and stockholders (x) will vote all of their shares of Avenzo Capital Stock, among other things: (i) in favor of adopting the Merger Agreement and approving the Merger, the other Contemplated Transactions, the Avenzo Stockholder Matters (as defined in the Merger Agreement) and the other actions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party and (y) will not solicit or negotiate alternative acquisition proposal or inquiries in their capacities as stockholders of Avenzo.

Lock-Up Agreements (see page 219)

Concurrently with the execution of the Merger Agreement, the officers, directors, certain stockholders of Avenzo and who collectively hold approximately 90.1% of the Avenzo Capital Stock as of May 31, 2026, entered into lock-up agreements, pursuant to which, subject to specified exceptions, such persons accepted certain restrictions on transfers of the shares of Rallybio Common Stock beneficially held by such persons or such persons’ family members (other than shares received as a result of the conversion of shares received in the Concurrent Financing) for the 180-day period following the Effective Time.

Subscription Agreement and Registration Rights Agreement (see page 219)

Concurrently with the execution and delivery of the Merger Agreement, the Investors entered into the Subscription Agreement with Avenzo, pursuant to which such Investors have agreed to purchase, immediately prior to the Merger, shares of Avenzo Common Stock representing an aggregate commitment of approximately $215.0 million in the Concurrent Financing. The shares of Avenzo Common Stock that are issued in the Concurrent Financing will be or will have the right to be, respectively, converted into shares of Rallybio Common Stock in the Merger.

Rallybio, Avenzo and the Investors have also entered into the Registration Rights Agreement, pursuant to which, among other things, the combined company agrees to provide for the registration and resale of certain shares of Avenzo Common Stock that are held by the Investors from time to time, including the shares of

Rallybio Common Stock issued in exchange for shares of Avenzo Common Stock sold in the Concurrent Financing. We currently anticipate that      shares of Rallybio Common Stock will have registration rights pursuant to the Registration Rights Agreement following the Closing.

The closing of the Concurrent Financing is conditioned upon the satisfaction or waiver of the conditions set forth in the Subscription Agreement and the satisfaction or waiver of all conditions to the Closing set forth in the Merger Agreement.

Rallybio Contingent Value Rights Agreement (see page 221)

Prior to the Effective Time, Rallybio and Computershare Trust Company, N.A. are expected to enter into the Rallybio CVR Agreement, pursuant to which after the Closing Date, holders of Rallybio Common Stock, pre-funded warrants, restricted stock units and in the money stock options as of the close of business on the last business day prior to the day on which the Effective Time occurs will receive one Rallybio CVR for each outstanding share, or share underlying such pre-funded warrant or equity award, held by such holder. Each Rallybio CVR holder will be entitled to receive on a pro rata basis all of the net proceeds received, if any, by Rallybio as a result of payment of (i) any upfront, milestone, or royalty payments received under any disposition agreement related to the Legacy Assets, and (ii) any cash proceeds received from Recursion related to the earlier sale of Rallybio’s REV102 in July 2025. For a period of four months after the Closing, the combined company will use commercially reasonable efforts to effect the disposition of any remaining Legacy Assets to a third party that Rallybio had been in discussions with regarding a disposition prior to the Closing Date, subject to certain limitations.

Pursuant to the Rallybio CVR Agreement, following the Closing Date, each Rallybio CVR holder will be entitled to certain rights to receive 100% of the net proceeds actually received by Rallybio during an annual period (or portion thereof) beginning on the effective date of the Rallybio CVR Agreement and ending on December 31 of any given calendar year during the period beginning on the Closing and ending on December 31, 2031 (each such annual period, a “CVR Payment Period”). Such proceeds are subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred by Rallybio or its affiliates, losses incurred or reasonably expected to be incurred by Rallybio or its affiliates due to third-party claims, demands, actions, or other proceedings relating to or in connection with any disposition, any liabilities borne by Rallybio or any of its affiliates pursuant to contracts related to Legacy Assets and any amounts payable to the designated rights agent.

The Rallybio CVR Payments, if any, will become payable to the designated rights agent for subsequent distribution to the Rallybio CVR holders. In the event that no such proceeds are received during a CVR Payment Period, holders of the Rallybio CVRs will not receive any payment pursuant to the Rallybio CVR Agreement for such CVR Payment Period. There can be no assurance that any Rallybio CVR holders will receive any Rallybio CVR Payments.

The right to the contingent payments contemplated by the Rallybio CVR Agreement is a contractual right only and is not transferable, except in the limited circumstances specified in the Rallybio CVR Agreement. The Rallybio CVRs are not evidenced by a certificate or any other instrument and are not registered with SEC. The Rallybio CVRs do not have any voting or dividend rights and do not represent any equity or ownership interest in Rallybio or any of its respective affiliates. No interest will accrue on any amounts payable in respect of the Rallybio CVRs.

Management Following the Merger (see page 397)

Effective as of the Closing, the combined company’s executive officers are expected to be the individuals designated by Avenzo, including:

NAME	TITLE
Athena Countouriotis, M.D.	President, Chief Executive Officer and Chair of the Avenzo Board
Mohammad Hirmand, M.D.	Executive Vice President and Chief Medical Officer
Brian Sun, J.D.	Senior Vice President, Chief Legal Officer and Corporate Secretary

Material U.S. Federal Income Tax Consequences of the Merger (see page 188)

Since the Rallybio stockholders will not sell, exchange or dispose of any shares of Rallybio Common Stock as a result of the Merger, there will be no material U.S. federal income tax consequences to Rallybio stockholders as a result of the Merger.

Material U.S. Federal Income Tax Consequences of Parent Distributions (see page 188)

The receipt of Parent Distributions by U.S. holders in respect of their Rallybio Common Stock generally should be treated first as a taxable dividend to the extent of the holder’s pro rata share of Rallybio’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the holder’s basis in Rallybio Common Stock, and then as capital gain from the sale or exchange of Rallybio Common Stock with respect to any remaining amount. Rallybio currently has an accumulated deficit and expects to be in a net loss position in its taxable year that includes any Parent Distribution that is payable after the Closing Date. Thus, Rallybio expects any such Parent Distribution to be treated as other than a dividend for U.S. federal income tax purposes. A Parent Distribution made on or prior to the Closing Date is expected to be taxable as a dividend in whole or in part because Rallybio expects to have current earnings for the taxable year ending on the Closing Date. For non-U.S. holders of Rallybio Common Stock, if Rallybio cannot determine at the time of the distribution whether the amount will exceed current and accumulated earnings and profits, Rallybio or the applicable withholding agent may withhold at the rate applicable to dividends on the full amount of the distribution.

Risk Factors (see page 29)

Both Rallybio and Avenzo are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:

Risks Related to the Merger

∎

The amount of the Parent Distributions payable to holders of Rallybio Common Stock is uncertain and may be less than currently estimated, or may not be paid at all, because the aggregate distributable amount depends on Rallybio Net Cash, which is subject to reduction based on transaction expenses, wind-down costs and other liabilities that may exceed current estimates;

∎

The Exchange Ratio will not be adjusted based on the market price of Rallybio Common Stock, so the consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed;

∎	If any of the conditions to the Closing are not met, the Merger may not occur;

∎	The Merger may be completed even though a material adverse effect may result from the announcement of the Merger, industry-wide changes and/or other causes;

∎

Some executive officers and directors of Rallybio have interests in the Merger that are different from the stockholders of Rallybio and that may influence them to support or approve the Merger without regard to the interests of the stockholders of Rallybio;

∎	Rallybio stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger;

∎	If the Merger is not completed, Rallybio’s stock price may decline significantly;

∎

Rallybio and Avenzo securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the Merger as compared to their current ownership and voting interests in the respective companies;

∎	The Merger may not be completed on the terms or timeline currently contemplated, or at all;

∎	Lawsuits may be filed against Rallybio and the members of the Rallybio Board arising out of the proposed Merger, which may delay or prevent the proposed Merger;

∎

During the pendency of the Merger Agreement, Rallybio and Avenzo may not be able to enter into a business combination with another party at a favorable price due to specific restrictions in the Merger Agreement;

∎

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals for either of Avenzo or Rallybio, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

∎

Because the lack of a public market for the shares of Avenzo Capital Stock makes it difficult to evaluate the fairness of the Merger, the stockholders of Avenzo may receive consideration in the Merger that is less than the fair market value of such Avenzo Capital Stock or Rallybio may pay more than the fair market value of such Avenzo Capital Stock;

∎	The opinion delivered by Citizens to the Rallybio Board prior to the entry into the Merger Agreement does not reflect changes in circumstances that may occur after the date thereof;

∎	Rallybio or Avenzo may waive one or more of the conditions to the Merger without recirculation of this proxy statement/prospectus or resoliciting stockholder approval;

∎	Transfers of the combined company’s securities utilizing Rule 144 (“Rule 144”) of the Securities Act of 1933, as amended (the “Securities Act”) may be limited; and

∎

Rallybio’s winddown of its historical operations, the sale of assets, the suspension of development activities and the proposed Merger, resulting in the conversion of Avenzo into a public company, will make Rallybio subject to the SEC requirements applicable to reporting shell company business combinations. As a result, the combined company will be subject to more stringent reporting requirements, offering limitations and resale restrictions.

Risks Related to Rallybio

∎

Rallybio has incurred significant losses since its inception and anticipates that, if it continues to progress the development of its product candidates, it will continue to incur losses in the foreseeable future. Rallybio has not commercialized any products and has never generated revenue from the commercialization of any product. Rallybio is not currently profitable, and may never achieve or sustain profitability;

∎

If Rallybio continues to progress the development of its product candidates, it will require significant additional capital to fund its operations. If Rallybio continues to progress the development of its product candidates and fails to obtain necessary financing, it may not be able to complete the development or commercialization of RLYB116 or any other product candidate. Given Rallybio’s limited resources and access to capital, Rallybio may decide to prioritize development of certain product candidates, the choice of which may prove to be wrong and adversely affect our business;

∎	Raising additional capital may cause dilution to Rallybio’s stockholders, restrict its operations or require it to relinquish rights to its intellectual property or product candidates;

∎

Rallybio’s failure to meet the listing standards of Nasdaq, could result in the delisting of its common stock. Delisting could adversely affect the liquidity of Rallybio’s common stock and the market price of Rallybio’s common stock could decrease, and Rallybio’s ability to obtain sufficient additional capital to fund its operations and to continue to operate as a going concern would be substantially impaired;

∎

Rallybio is heavily dependent on the success of RLYB116, which is in early-stage clinical development. If Rallybio continues to progress the development of its product candidates, and it is not able to develop, obtain marketing approval for, or successfully commercialize our product candidates, or if Rallybio experiences significant delays in doing so, Rallybio’s business will be materially harmed;

∎

Preclinical studies and clinical trials are expensive, time consuming and difficult to design and implement, and involve uncertain outcomes. If Rallybio continues to progress the development of its product candidates, it may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of its product candidates;

∎

Enrollment and retention of patients in rare disease clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Rallybio’s control;

∎

If Rallybio continues to progress the development of its product candidates, results of preclinical studies, clinical trials or analyses that Rallybio may announce or publish from time to time, may not be indicative of results obtained in later trials, and any interim results Rallybio may publish could be different than final results;

∎

If Rallybio continues to progress the development of its product candidates, any product candidates that Rallybio develops or the administration thereof, may cause serious adverse events or undesirable side effects, which may halt their clinical development, delay or prevent marketing approval, or, if approved, require them to be taken off the market, include safety warnings, or otherwise limit their sales;

∎

The marketing approval processes of the U.S. Food and Drug Administration (the “FDA”), the European Medicines Agency (the “EMA”), and comparable foreign regulatory authorities, including the Medicines and Healthcare products Regulatory Agency in the United Kingdom (the “MHRA”), are lengthy, time-consuming, and inherently unpredictable, and if Rallybio continues to progress the development of its product candidates, and is ultimately unable to obtain marketing approval for RLYB116 or any of Rallybio’s other product candidates, Rallybio’s business will be substantially harmed;

∎

Rallybio’s product candidates target rare diseases and conditions, and if Rallybio continues to progress the development of its product candidates, the market opportunities for RLYB116 or any of Rallybio’s other product candidates, if approved, may be smaller than Rallybio anticipates. Rallybio must be able to successfully identify patients and capture a significant market share to achieve profitability and growth;

∎

Rallybio faces significant competition from biotechnology and pharmaceutical companies, and if Rallybio continues to progress the development of its product candidates, Rallybio’s operating results will suffer if Rallybio fails to compete effectively;

∎

If Rallybio continues to progress the development of its product candidates, it may pursue business development transactions and collaborate with third parties for the development and commercialization of Rallybio product candidates. Rallybio may not succeed in identifying and acquiring businesses or assets, in-licensing intellectual property rights or establishing and maintaining collaborations, which may significantly limit Rallybio’s ability to successfully develop and commercialize Rallybio’s other product candidates, if at all, and these transactions could disrupt its business, cause dilution to its stockholders or reduce its financial resources;

∎

If Rallybio is unable to obtain, maintain and enforce patent protection for its technology and product candidates, or if the scope of the patent protection obtained is not sufficiently broad, Rallybio’s competitors could develop and commercialize technology and products similar or identical to Rallybio’s, and Rallybio’s ability to successfully develop and commercialize its technology and product candidates may be adversely affected which may also impact the value of any potential CVR;

∎	Rallybio equityholders may not receive any payment on the Rallybio CVRs and the Rallybio CVRs may otherwise expire valueless; and

∎	The tax treatment of the CVRs is uncertain.

Risks Related to Avenzo

∎

We have a limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our current business and predict our future success and viability. We have incurred net losses in every year since our inception. We expect to continue to incur net losses in the future;

∎

We will need substantial additional funding in order to maintain our operations and advance the development and commercialization of our product candidates. Failure to obtain this necessary capital when needed, or on acceptable terms, may force us to delay, reduce or eliminate certain of our product development or research operations;

∎	Our financial condition raises substantial doubt as to our ability to continue as a going concern;

∎

Preclinical and clinical drug development is a lengthy and expensive process, with uncertain timelines and outcomes. If preclinical studies or clinical trials of our product candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our product candidates or any of our future product candidates on a timely basis or at all;

∎

Disruptions at the FDA and other government agencies caused by funding shortages or layoffs could hinder their ability to hire, retain or deploy key leadership and other personnel or otherwise prevent product candidates from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business;

∎

Our clinical trials may fail to demonstrate substantial evidence of the safety and efficacy of our product candidates or any future product candidates, which would prevent or delay or limit the scope of regulatory approval and commercialization;

∎

Our product candidates may be associated with serious adverse, undesirable or unacceptable side effects or other properties or safety risks, which may delay or halt their clinical development, prevent their marketing approval or lead to limited market demand, if approved. If such side effects are identified during the development of our product candidates or following approval, we may suspend or abandon our development of such product candidates, the commercial profile of any approved label may be limited or we may be subject to other significant negative consequences following marketing approval;

∎

Our product candidates are subject to extensive regulatory and compliance obligations, compliance with which is costly and time-consuming and which may cause unanticipated delays or prevent the receipt of the required approvals to commercialize our product candidates;

∎

Our strategy depends in part on developing our product candidates in novel combination regimens that have not yet been validated in later-stage clinical trials, which subjects us to additional development, regulatory and commercial risks;

∎

Our collaboration partners are conducting, or plan to conduct, clinical trials of our product candidates in jurisdictions outside the United States under their own regulatory authorizations, and adverse findings, safety signals or regulatory actions arising from those trials could materially and adversely affect our own clinical programs;

∎

We currently have no marketing, sales or distribution capabilities, and we may need to invest significant resources to develop these capabilities. If we are unable to establish marketing, sales or distribution capabilities or enter into agreements with third parties to perform such activities, we may not be able to generate product revenue from our product candidates, if approved;

∎	We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively;

∎

Even if a product candidate we develop receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success. The revenues that we generate from sales of our products, if approved, may be limited, and we may never become profitable;

∎

Even if we are able to commercialize any product candidate, the third-party payor coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates could limit our ability to market those products and decrease our ability to generate revenue;

∎

Even if we receive regulatory approval for any product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions on marketing or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved;

∎

If our information technology systems or those of third parties with whom we work or our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits and other adverse consequences.

∎

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions, litigation (including class claims) and mass arbitration demands, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits and other adverse business consequences;

∎

We are highly dependent on the services of our senior management team and if we are not able to retain members of our management team and recruit and retain additional management, clinical and scientific personnel, our business will be harmed;

∎	International trade policies, including tariffs, sanctions and trade barriers may adversely affect our business, financial condition, results of operations and prospects;

∎

There is substantial uncertainty regarding the Administration’s (as defined below) initiatives and how these might impact the FDA, its implementation of laws, regulations, policies and guidance and its personnel. Similar initiatives may also be directed toward other government agencies. These initiatives could prevent, limit or delay development and regulatory approval and impact commercialization, of our product candidates, which would impact our business;

∎

We rely on third-party manufacturers, CROs, CDMOs and suppliers to supply, develop and test components of our product candidates. The loss of our third-party manufacturers, CROs, CDMOs or suppliers, their failure to comply with applicable regulatory requirements or to supply sufficient quantities at acceptable quality levels or prices, or at all, or changes in methods of product candidate manufacturing, development or formulation would materially and adversely affect our business;

∎

Our success depends in part on our ability to protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection; and

∎	Third-party claims of intellectual property infringement may prevent or delay our product discovery, development and commercialization efforts.

Risks Related to the Combined Company

∎

The combined company will need to raise substantial additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all, and will not have access to cash on the balance sheet of Rallybio that is expected to be paid as a cash dividend to Rallybio’s stockholders;

∎	Following the Merger, the combined company may be unable to successfully integrate the businesses of Rallybio and Avenzo and realize some or all of the anticipated benefits of the Merger;

∎	The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger;

∎	The combined company will incur costs and demands upon management as a result of complying with the laws, rules and regulations affecting public companies;

∎	If the assets subject to the Rallybio CVR Agreement are not disposed of in a timely manner, the combined company may have to incur time and resources to wind down or dispose of such assets;

∎

Nasdaq may delist the combined company’s securities from trading on its exchange, which could limit investors’ ability to make transactions in its securities and subject the combined company to additional trading restrictions;

∎

Provisions in the combined company’s amended and restated certificate of incorporation, the combined company’s amended and restated bylaws and Delaware law may have anti-takeover effects that could discourage an acquisition of the combined company by others, even if an acquisition would be beneficial to the combined company’s stockholders, and may prevent attempts by the combined company’s stockholders to replace or remove the combined company’s current management;

∎

The combined company’s amended and restated certificate of incorporation will designate the state or federal courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by the combined company’s stockholders, which could limit the combined company’s stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or employees;

∎	Rallybio and Avenzo do not anticipate that the combined company will pay any cash dividends in the foreseeable future other than the Parent Distributions to be paid in connection with the Merger;

∎	An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all;

∎	Future sales of shares by existing stockholders could cause the combined company’s stock price to decline;

∎

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline;

∎

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the completion of the Merger;

∎	If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired;

∎

If the combined company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan;

∎

The combined company is expected to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies and smaller reporting companies, which could result in its common stock being less attractive to investors;

∎	Changes in tax laws may materially adversely affect the combined company’s business, prospects, financial condition and operating results; and

∎	The combined company’s ability to use net operating loss carryforwards and other tax attributes may be limited, including as a result of the Merger.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” of this proxy statement/prospectus. Rallybio and Avenzo both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 188)

In the United States, Rallybio must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with (i) the issuance of shares of Rallybio Common Stock to Avenzo stockholders in connection with the transactions contemplated by the Merger Agreement and the change of control resulting from the Merger and (ii) the filing of this proxy statement/prospectus with the SEC.

Neither Rallybio nor Avenzo is required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the Merger. Completion of the Merger is conditioned on the absence of any law or order restraining, enjoining, or otherwise prohibiting the consummation of the Merger.

Nasdaq Listing (see page 191)

Pursuant to the Merger Agreement, Rallybio has agreed to use commercially reasonable efforts, (i) to maintain its existing listing on Nasdaq until the Closing and to obtain approval of the listing of the combined company on Nasdaq, (ii) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Rallybio Common Stock being issued in connection with the Merger and Contemplated Transactions, (iii) use commercially reasonable efforts to cause such shares to be approved for listing (subject to official notice of issuance) on the Nasdaq market at or prior to the Effective Time, (iv) to effect the reverse stock split, and (v) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial Nasdaq Listing Application for the Rallybio Common Stock on Nasdaq and to use commercially reasonable efforts to cause such listing application to be conditionally approved prior to the Effective Time.

Anticipated Accounting Treatment (see page 191)

The Merger is expected to be accounted for under accounting principles generally accepted in the United States of America (“GAAP”) as an in-substance reverse recapitalization. For accounting purposes, Avenzo is expected to be considered the accounting acquirer. The treatment as an in-substance reverse recapitalization is based on the assessment that as a result of Rallybio’s discontinuation of its research and development activities and settlement of its other remaining operating assets and liabilities, immediately prior to the Closing, Rallybio is expected to have nominal assets, apart from cash and cash equivalents and marketable securities. Under a reverse recapitalization, Avenzo is considered to effect a financing transaction in exchange for issuing equity.

Appraisal Rights (see page 192)

Holders of Rallybio Common Stock are not entitled to appraisal rights in connection with the Merger under the DGCL.

Avenzo stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. See “The Merger—Appraisal Rights” elsewhere in this proxy statement/prospectus for additional information.

Comparison of Stockholder Rights (see page 429)

Both Rallybio and Avenzo are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, Avenzo stockholders will become Rallybio stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of combined company and the amended and restated certificate of incorporation of the combined company, as amended, as more fully described under the section titled “Comparison of Rights of Holders of Rallybio Capital Stock and Avenzo Capital Stock” of this proxy statement/prospectus.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Rallybio Common Stock. You should also read and consider the other information in this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 448 of this proxy statement/prospectus for further information.

Risks Related to the Merger

The Exchange Ratio will not be adjusted based on the market price of Rallybio Common Stock, so the consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed.

The Exchange Ratio will not change based on changes in the trading price of Rallybio Common Stock. Therefore, if before the completion of the Merger, the market price of Rallybio Common Stock increases from the market price on the date of the Merger Agreement, Avenzo stockholders could then receive merger consideration with substantially higher value for their shares of Avenzo Common Stock than the parties had negotiated when they established the Exchange Ratio. The Merger Agreement does not include a price-based termination right. Under the Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, immediately after the Closing, on a pro forma basis and based upon the number of shares of Rallybio Common Stock expected to be issued in connection with the Merger, pre-Merger equityholders of Avenzo (other than investors in the Concurrent Financing) are expected to own approximately 56.6% of the combined company, pre-Merger equityholders of Rallybio are expected to own approximately 2.8% of the combined company and the investors in the Concurrent Financing are expected to own approximately 40.6% (assuming proceeds from the Concurrent Financing of $215.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Rallybio of $15.0 million (calculated after giving effect to expected payment of Parent Distributions), (ii) a fixed valuation for Avenzo of $300.0 million, and (iii) the relative capitalization of Rallybio and Avenzo. The percentage of the combined company that each party’s equityholders will own following the Closing is subject to certain adjustments (as described in more detail in the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio”), including the amount of the final Rallybio Net Cash at the Closing. Rallybio Net Cash as calculated under the Merger Agreement makes certain adjustments to the value of Rallybio’s Cash and Cash Equivalents (as defined in the Merger Agreement). The adjustments are described in the section titled “The Merger Agreement—Calculation of Rallybio Net Cash.” Based on its Cash and Cash Equivalents and other balance sheet line items as of March 31, 2026 and current estimates of the other elements of Rallybio Net Cash (including projected adjustments to Rallybio’s Cash and Cash Equivalents), Rallybio calculates that it had Rallybio Net Cash of approximately $83.2 million as of June 30, 2026. Rallybio expects to continue to incur losses in future periods primarily related to the proposed Merger and, as a result, available Cash and Cash Equivalents will continue to decrease and Rallybio intends to distribute substantially all of the Rallybio Net Cash to its pre-Closing stockholders in connection with the Merger, which may be payable after the Closing Date. For a description of the calculation of Rallybio Net Cash as set forth in the Merger Agreement, please see the section titled “The Merger Agreement—Calculation of Rallybio Net Cash.”

If the conditions to the Closing are not met, the Merger may not occur.

Even if Proposal Nos. 1, 2 and 3 are approved by the stockholders of Rallybio, specified conditions must be satisfied or, to the extent permitted by applicable law, waived to complete the Merger. These conditions are set forth in the Merger Agreement and each material condition to the completion of the Merger is described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger.” Rallybio and Avenzo cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or will be delayed, and Rallybio and Avenzo each may lose some or all the intended benefits of the Merger.

The Merger may be completed even though a material adverse effect may result from the announcement of the Merger, industry-wide changes and/or other causes.

In general, either Rallybio or Avenzo can refuse to complete the Merger if there is a Rallybio Material Adverse Effect (as defined in the Merger Agreement) or a Company Material Adverse Effect (as defined in the Merger Agreement), as applicable, between May 31, 2026, the date of the Merger Agreement, and the Closing. However, certain types of changes do not permit either party to refuse to complete the Merger, even if such change could be said to have a material adverse effect on Rallybio or Avenzo, including:

∎

general business, political or economic conditions generally affecting the industry in which Rallybio or Avenzo operate, including with respect to the imposition of, or adjustments to, tariffs or other trade restrictions;

∎

acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics and related or associated epidemics, disease outbreaks or quarantine restrictions;

∎	changes in financial, banking or securities markets;

∎

any change in the stock price or trading volume of Rallybio Common Stock (it being understood, however, that any effect causing or contributing to any change in stock price or trading volume of Rallybio Common Stock may be taken into account in determining whether a material adverse effect with respect to Rallybio has occurred, unless such effects are otherwise excepted from the definition of Rallybio Material Adverse Effect);

∎

any failure by Rallybio to meet internal or analysts’ expectations or projections or the results of operations of Rallybio (it being understood, however, that any effect causing or contributing to the failure of Rallybio to meet internal or analysts’ expectations or projections or the results of operations of Rallybio may be taken into account in determining whether a material adverse effect with respect to Rallybio has occurred, unless such effects are otherwise excepted from the definition of Rallybio Material Adverse Effect);

∎	any change in, or any compliance with or action taken for the purpose of complying with, any applicable law or GAAP (or interpretations of any applicable law or GAAP);

∎	the announcement of the Merger Agreement or the pendency of the Contemplated Transactions; or

∎	the taking of any action required to be taken by the Merger Agreement.

If a material adverse change occurs with respect to either party or both parties and Rallybio and Avenzo still complete the Merger, the stock price of the combined company following the Closing may suffer and may reduce the value of the Merger to the stockholders of Rallybio, Avenzo or both.

Some executive officers and directors of Rallybio have interests in the Merger that are different from the stockholders of Rallybio and that may influence them to support or approve the Merger without regard to the interests of the stockholders of Rallybio.

Certain executive officers and directors of Rallybio are parties to arrangements that provide them with interests in the Merger that are different from the stockholders of Rallybio, including severance benefits, the acceleration of equity award vesting and continued indemnification.

The Rallybio Board was aware of and considered these interests, among other matters, in reaching its determination (i) that the terms of the Merger Agreement and the Merger and the other Contemplated Transactions are fair to, advisable and in the best interest of Rallybio and its stockholders, (ii) to approve and declare advisable the Merger Agreement and the Contemplated Transactions, including the Merger and the issuance of shares of Rallybio Common Stock to the stockholders of Avenzo pursuant to the Merger Agreement and (iii) to recommend, upon the terms and subject to the terms and conditions set forth in the Merger Agreement, that the stockholders of Rallybio vote to approve Proposal Nos. 1, 2 and 3. These interests, among other factors, may have influenced the directors and executive officers of Rallybio to support or approve the Merger.

For more information regarding the interests of Rallybio executive officers and directors in the Merger, see the section titled “The Merger—Interests of Rallybio’s Directors and Executive Officers in the Merger.”

Rallybio stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Rallybio stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

If the Merger is not completed, Rallybio’s stock price may decline significantly.

The market price of Rallybio Common Stock is subject to significant fluctuations. During the 12-month period ended May 31, 2026, the closing per share sales price of Rallybio Common Stock on Nasdaq ranged from a high of $16.00 on May 22, 2026 to a low of $2.16 (after giving effect to Rallybio’s 1-for-8 reverse stock split approved by Rallybio’s stockholders on January 26, 2026 at a Special Meeting of Stockholders and effective as of 12:01 Eastern Time on February 6, 2026) on June 4, 2025. Market prices for securities of pharmaceutical, biotechnology and other life science companies have historically been particularly volatile. In addition, the market price of Rallybio Common Stock will likely be volatile based on whether stockholders and other investors believe that Rallybio can complete the Merger or otherwise raise additional capital to support Rallybio’s operations if the Merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, if at all. The volatility of the market price of Rallybio Common Stock is exacerbated by low trading volume.

Additional factors that may cause the market price of Rallybio Common Stock to fluctuate include:

∎	the entry into, or termination of, key agreements, including commercial partner agreements;

∎	announcements by commercial partners or competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

∎	the loss of key employees;

∎	future sales of its common stock;

∎	general and industry-specific economic conditions that may affect its research and development expenditures;

∎	the failure to meet industry analyst expectations; and

∎	period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Rallybio Common Stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

Rallybio and Avenzo equityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the Merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the Merger, the current stockholders of Rallybio and Avenzo will own a smaller percentage of the combined company than their ownership of their respective companies prior to the Merger. Under the Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, immediately after the Closing, on a pro forma basis and based upon the number of shares of Rallybio Common Stock expected to be issued in connection with the Merger, pre-Merger equityholders of Avenzo (other than investors in the Concurrent Financing) are expected to own approximately 56.6% of the combined company, pre-Merger equityholders of Rallybio are expected to own approximately 2.8% of the combined company and the investors in the Concurrent Financing are expected to own approximately 40.6% (assuming proceeds from the Concurrent Financing of $215.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Rallybio of $15.0 million (calculated after giving effect to expected payment of Parent Distributions), (ii) a fixed valuation for Avenzo of $300.0 million, and (iii) the relative capitalization of Rallybio and Avenzo. The percentage of the combined company that each party’s equityholders will own following the Closing is subject to certain adjustments (as described in more detail in the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio”), including the amount of the final Rallybio Net Cash at the Closing. Rallybio Net Cash as calculated under the Merger Agreement makes certain adjustments to the value of Rallybio’s Cash and Cash Equivalents (as defined in the Merger Agreement). The adjustments are described in the section titled “The Merger Agreement—Calculation of Rallybio Net Cash.” Based on its Cash and Cash Equivalents and other balance sheet line items as of March 31, 2026 and current estimates of the other elements of Rallybio Net Cash (including projected adjustments to Rallybio’s Cash and Cash Equivalents), Rallybio calculates that it had Rallybio Net Cash of approximately $83.2 million as of June 30, 2026. Rallybio expects to continue to incur losses in future periods primarily related to the proposed Merger and, as a result, available Cash and Cash Equivalents will continue to decrease and Rallybio intends to distribute substantially all of the Rallybio Net Cash to its pre-Closing stockholders in connection with the Merger. For a description of the calculation of Rallybio Net Cash as set forth in the Merger Agreement, please see the section titled “The Merger Agreement—Calculation of Rallybio Net Cash.”

The amount of the Parent Distributions payable to Rallybio stockholders is uncertain and may be less than currently anticipated, or the Parent Distributions may not be made at all.

In connection with the Merger, the Rallybio Board will declare one or more Parent Distributions payable to holders of Rallybio Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Rallybio Common Stock, in an aggregate amount not to exceed the amount by which Rallybio Net Cash equals or exceeds $0 (excluding any proceeds from Asset Dispositions that are contingent or to be received following the date for payment of such distributions). The amount of Rallybio Net Cash available for the Parent Distributions is subject to numerous factors, many of which are outside of Rallybio’s control, including the amount of Rallybio’s transaction expenses, the costs of any tail policy associated with Rallybio’s directors’ and officers’ insurance, lease termination costs, payments required to terminate existing agreements, expenses associated with the wind-down of Rallybio’s prior research and development activities, payroll taxes associated with the Parent Distributions, severance or change-in-control payments, and other accrued or contingent liabilities. Rallybio expects to continue to incur losses in future periods primarily related to the proposed Merger and, as a result, available Cash and Cash Equivalents will continue to decrease prior to the Closing. If these expenses and liabilities are greater than currently estimated, or if unforeseen liabilities arise, the amount available for the Parent Distributions will be reduced accordingly. In addition, the Parent Distributions are subject to Avenzo’s prior review and approval (not to be unreasonably withheld, conditioned or delayed), and the final determination of Rallybio Net Cash may involve resolution by an independent auditor if Rallybio and Avenzo cannot agree. There can be no assurance that the aggregate amount of the Parent Distributions will equal the amount that Rallybio stockholders currently expect to receive, or that any Parent Distribution will be made at all. Rallybio stockholders should not rely on any estimate of the amount of the Parent Distributions, as the actual amount paid may be materially less than the estimated amount set forth in this proxy statement/prospectus.

The Merger may not be completed on the terms or timeline currently contemplated, or at all.

The consummation of the Merger is subject to numerous conditions, including (1) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, (2) the approval by Rallybio’s stockholders of the Rallybio Stockholder Matters, (3) the approval by Avenzo’s stockholders of the Avenzo Stockholder Matters, and (4) other customary closing conditions and there can be no assurance that the Merger will be consummated. See the section titled “The Merger Agreement—Conditions to the Completion of the Merger.”

If the Merger is not completed for any reason, the price of Rallybio Common Stock may decline to the extent that the market price of Rallybio Common Stock reflects or previously reflected positive market assumptions that the Merger would be completed and the related benefits would be realized. In addition, Rallybio and Avenzo have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory, printing and financial services fees related to the Merger. These expenses must be paid regardless of whether the Merger is consummated.

Lawsuits may be filed against Rallybio and the members of the Rallybio Board arising out of the proposed Merger, which may delay or prevent the proposed Merger.

Putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against Rallybio, the Rallybio Board, Avenzo, the Avenzo Board and others in connection with the transactions contemplated by the Merger Agreement. The outcome of litigation is uncertain, and Rallybio may not be successful in defending against any such future claims. Lawsuits that may be filed against Rallybio, the Rallybio Board, Avenzo, or the Avenzo Board could delay or prevent the Merger, divert the attention of Rallybio’s management and employees from Rallybio’s day-to-day business and otherwise adversely affect Rallybio’s financial condition.

During the pendency of the Merger Agreement, Rallybio and Avenzo may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of Rallybio and Avenzo to make acquisitions, subject to specified exceptions relating to fiduciary duties, or complete other mergers, sales of assets or other business combinations pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, knowingly encouraging or entering into specified extraordinary transactions, such as a merger, sale of assets or other business combination, with any third party, subject to specified exceptions, even if any such transaction could be favorable to such party’s stockholders or stockholders, as applicable. For a more complete description of the restrictions on pursuing alternative transactions please see the section titled “The Merger Agreement.”

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Rallybio and Avenzo from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in certain limited circumstances. The Rallybio Board and Avenzo Board may respond to an unsolicited competing proposal if it determines in good faith, after consultation with its outside financial advisor and outside legal counsel, that the unsolicited competing proposal constitutes, or is reasonably likely to result in, a superior competing proposal and, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the fiduciary duties of the Rallybio Board or Avenzo Board, as applicable.

In certain circumstances, and subject to compliance with the Merger Agreement, the Rallybio Board or the Avenzo Board may change its recommendation to its respective stockholders if it determines such recommendation change is required to avoid a breach of its fiduciary duties. Additionally, subject to compliance with the procedures set forth in the Merger Agreement, including paying the applicable termination fee, Avenzo may terminate the Merger Agreement in order to enter into an agreement with respect to a Superior Offer.

Upon termination of the Merger Agreement in certain circumstances, Avenzo may be required to pay to Rallybio a termination fee of (x) $20.0 million, including (i) where the Avenzo Board changes or withdraws its recommendation in favor of the Merger or recommends to enter into an alternative transaction, (ii) in certain circumstances where Avenzo enters into a Permitted Alternative Agreement (as defined in the Merger Agreement); or (iii) if (a) the Merger Agreement is terminated because Avenzo (1) fails to obtain the requisite stockholder approval of the Merger Agreement and the transactions contemplated thereby or (2) breaches the Merger Agreement, (b) an alternative acquisition proposal was announced or disclosed prior to obtaining Avenzo’s stockholder approval, and (c) within 12 months of the termination of the Merger Agreement, Avenzo enters into a definitive agreement with respect to an alternative transaction; or (y) $8.0 million, if (i) the Merger Agreement is terminated because the Merger has not been consummated by the End Date (as defined in the Merger Agreement), (ii) an alternative acquisition proposal was announced or disclosed prior to obtaining Avenzo’s stockholder approval, and (iii) within 12 months of the termination of the Merger Agreement, Avenzo enters into a definitive agreement with respect to an alternative transaction.

Upon termination of the Merger Agreement in certain circumstances, a termination fee of $600,000 may be payable by Rallybio to Avenzo if (i)(a) the Merger Agreement is terminated because the Merger has not been consummated by the End Date (as defined in the Merger Agreement) or Rallybio (1) fails to obtain the requisite stockholder approval of the Rallybio Stockholder Matters or (2) breaches the Merger Agreement, (b) an alternative acquisition proposal was announced or disclosed prior to such termination, and (c) within 12 months of the termination of the Merger Agreement, Rallybio enters into a definitive agreement with respect to an alternative transaction, (ii) Rallybio fails to include its board recommendation in this proxy statement/prospectus, or (iii) the Rallybio Board of directors changes or withdraws its recommendation in favor of the Merger or approves an alternative transaction, or willfully and intentionally breaches its non-solicitation or certain other obligations under the Merger Agreement.

Avenzo and Rallybio have also each agreed to reimburse the other party for up to $750,000 for third-party expenses, as applicable, if the Merger Agreement is terminated in certain circumstances.

These termination fees and expense reimbursement provisions may discourage third parties from submitting competing proposals to Rallybio or Avenzo or their respective stockholders and may cause the Rallybio Board or the Avenzo Board, as the case may be, to be less inclined to recommend a competing proposal. For more information regarding the potential termination fees, see the section titled “The Merger Agreement-Termination and Termination Fees.”

Because the lack of a public market for the shares of Avenzo Capital Stock makes it difficult to evaluate the fairness of the Merger, the stockholders of Avenzo may receive consideration in the Merger that is less than the fair market value of the shares of Avenzo Capital Stock or Rallybio may pay more than the fair market value of the Avenzo Capital Stock.

The outstanding shares of Avenzo Capital Stock are privately held and are not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of the shares of Avenzo Capital Stock. Because the percentage of Rallybio equity to be issued to Avenzo stockholders was determined based on negotiations between the parties, it is possible that the value of the Rallybio Common Stock to be received by Avenzo stockholders will be less than the fair market value of the shares of Avenzo Capital Stock, or Rallybio may pay more than the aggregate fair market value for the shares of Avenzo Capital Stock.

The opinion delivered by Citizens to the Rallybio Board prior to the entry into the Merger Agreement does not reflect changes in circumstances that may occur after the date thereof.

The Rallybio Board has not obtained an updated opinion either as of the date of this proxy statement/prospectus or as of any other date subsequent to the date of the opinion of Citizens, Rallybio’s financial advisor. Changes in circumstances, including without limitation the operations and prospects of Rallybio or Avenzo, stock prices, general market and economic conditions and other factors, some or all of which may be beyond the control of Rallybio and Avenzo, are not reflected in the opinion of Citizens. The opinion of Citizens does not speak as of any date other than the date thereof.

Rallybio or Avenzo may waive one or more of the conditions to the Merger without recirculation of this proxy statement/prospectus or resoliciting stockholder approval.

Conditions to Rallybio’s or Avenzo’s obligations to complete the Merger may be waived, in whole or in part, to the extent permitted by law, in certain circumstances unilaterally or by agreement of Rallybio and Avenzo. In the event of a waiver of a condition, the Rallybio Board will evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and re-solicitation of stockholder approval is necessary.

In the event that the Rallybio Board, in its own reasonable discretion, determines any such waiver is not significant enough to require recirculation of this proxy statement/prospectus and re-solicitation of its stockholders, it will have the discretion to complete the Merger without seeking further stockholder approval, which decision may have a material adverse effect on the Rallybio stockholders. For example, if Rallybio and Avenzo agree to waive the requirement that the shares of Rallybio Common Stock to be issued in the Merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing, and their respective boards of directors elect to proceed with the Closing, Nasdaq may notify the combined company of its determination to delist the combined company’s securities based upon the failure to satisfy the initial inclusion criteria in the Nasdaq application. The combined company may appeal the determination to a hearings panel but such appeal will not stay the suspension and delisting action and Nasdaq may notify the combined company that its common stock will be immediately suspended from trading and delisted.

In addition, in order to meet the initial listing requirements of Nasdaq or as otherwise determined in the discretion of the combined company board pursuant to the terms of the Lock-Up Agreements, the Rallybio Board or combined company board may release stockholders from their Lock-Up Agreements and waive the requirement that such Lock-Up Agreements be in full force and effect immediately following the Effective Time. Such release would increase the number of shares that may be sold in the public market immediately after the Merger and any such sales could cause the combined company’s stock price to decline.

Transfers of the combined company’s securities utilizing Rule 144 may be limited.

Certain of the combined company’s securities will be restricted from immediate resale. Holders should be aware that transfers of Rallybio’s securities pursuant to Rule 144 may be limited as Rule 144 is not available, subject to certain exceptions, for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have previously been a shell company. Rallybio’s winddown of its general and administrative operations that will not be needed after Closing and the proposed Merger (including the issuance of the Rallybio CVRs in connection therewith) will make Rallybio subject to the SEC requirements applicable to reporting shell company business combinations. Rallybio anticipates that following the consummation of the Merger, the combined company will no longer be a shell company. As a result, Rallybio anticipates that holders of restricted securities of the combined company, including affiliates of the combined company, will not be able to sell such securities pursuant to Rule 144 without registration until one year after the combined company files Form 10 information with the SEC. For more information, see the section titled “Securities Act Restrictions on Resale of Combined Company Common Stock.”

Rallybio’s winddown of its historical operations, the sale of assets, the suspension of development activities and the proposed Merger, resulting in the conversion of Avenzo into a public company, will make Rallybio subject to the SEC requirements applicable to reporting shell company business combinations. As a result, the combined company will be subject to more stringent reporting requirements, offering limitations and resale restrictions.

According to SEC guidance, the requirements applicable to reporting shell company business combinations apply to any company that sells or otherwise disposes of its historical assets or operations in connection with or as part of a plan to combine with a non-shell private company in order to convert the private company into a public one. Rallybio has taken steps to winddown its general and administrative operations that will not be needed after Closing and expects to issue the Rallybio CVRs in connection with the Closing and, as such, Rallybio’s plan to merge with Avenzo, resulting in the conversion of Avenzo into a public company, will be subject to the SEC requirements applicable to reporting shell company business combinations, which are as follows:

∎

the combined company will need to file a Current Report on Form 8-K to report the Form 10 type information (“Super 8-K”) after the Closing reflecting its status as an entity that is not a shell company;

∎	the combined company will not be eligible to use a Form S-3 until 12 full calendar months after the Closing;

∎	the combined company will need to wait at least 60 calendar days after the filing of the Super 8-K to file a Form S-8 for any equity plans or awards, such as the 2026 Plan and the 2026 ESPP;

∎

the combined company will be an “ineligible issuer” for three years following the Closing, which will prevent the combined company from (i) incorporating by reference in its Form S-1 filings, (ii) using a free writing prospectus or (iii) taking advantage of the well-known seasoned issuer (“WKSI”) status, even if otherwise eligible based on its public float;

∎

investors who (i) were affiliates of Avenzo at the time the Merger was submitted for the vote or consent of Avenzo’s stockholders, (ii) receive securities of the combined company in the Merger and (iii) publicly offer or sell such securities will be deemed to be engaged in a distribution of such securities, and therefore would be underwriters with respect to resales of those securities; and

∎

Rule 144(i)(2) will limit the ability of holders of restricted securities, and any affiliates of the public company to publicly resell Rule 145(c) securities per Rule 145(d), as well as any other “restricted” or “control” securities of the combined company per Rule 144, until one year after the Form 10 information is filed with the SEC. Non-affiliate Rallybio stockholders prior to the Merger will not be subject to such restrictions on public resales of their shares.

The foregoing SEC requirements will increase the combined company’s time and cost of raising capital, offering stock under equity plans, and complying with securities laws. Furthermore, such requirements will add burdensome restrictions on the resale of the combined company common stock by affiliates of Avenzo and any holders of “restricted” or “control” securities of the combined company.

For more information about the conditions to the completion of the Merger, see the section titled “The Merger Agreement-Conditions to the Completion of the Merger.”

Rallybio equityholders may not receive any payment on the Rallybio CVRs and the Rallybio CVRs may otherwise expire valueless.

The right of Rallybio equityholders to receive any future payment for or derive any value from the Rallybio CVRs will be contingent solely upon (i) Rallybio’s and Avenzo’s (or the combined company’s) ability to monetize all or any part of the Legacy Assets pursuant to one or more disposition agreements entered into within the time period specified in the Rallybio CVR Agreement, and the timing and amount of the consideration received thereunder and (ii) the receipt of cash proceeds from Recursion under the Membership Interest Purchase Agreement, dated July 8, 2025, by and among Recursion Pharmaceuticals, Inc., Exscientia Ventures I, Inc., Rallybio and Rallybio IPB, LLC (the “Membership Interest Purchase Agreement”). If Rallybio and/or Avenzo or the combined company (x) are not successful in entering into disposition agreements related to the Legacy Assets (as defined below) or receiving payments thereunder, or if such payments are not sufficient to result in the payment of any Rallybio CVR Payments as a result of permitted deductions thereto and (y) do not receive cash proceeds from Recursion pursuant to the Membership Interest Purchase Agreement, in each case within the time period specified in the Rallybio CVR Agreement, no payments will be made in respect of the Rallybio CVRs, and the Rallybio CVRs will expire valueless.

Following the effective time, the combined company will have sole authority over whether and how to monetize the Legacy Assets (if at all), and the combined company’s only obligations will be to carry out the obligations set forth in the Rallybio CVR Agreement.

Furthermore, the Rallybio CVRs will be unsecured obligations of the combined company and all payments under the Rallybio CVRs and all other obligations under the Rallybio CVR Agreement and the Rallybio CVRs and any rights or claims relating thereto will be subordinated in right of payment to the prior payment in full of all current or future senior obligations of the combined company.

The tax treatment of the CVRs is uncertain.

Rallybio intends to treat a holder’s receipt of the Rallybio CVRs after the Closing Date as a distribution of property with respect to the holder’s existing shares of Rallybio Common Stock for U.S. federal income tax purposes, which could be taxable to Rallybio stockholders without the corresponding receipt of cash. However, the U.S. federal income tax treatment of the Rallybio CVRs is uncertain. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments under, the Rallybio CVRs, and there can be no assurance that the Internal Revenue Service (“IRS”) would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the Rallybio CVRs. For more information regarding the U.S. federal income tax consequences of the CVRs, see the section titled “Agreements Related to the Merger—Material U.S. Federal Income Tax Consequences of the Rallybio CVRs to holders of Rallybio Common Stock.”

Risks Related to Rallybio

Unless otherwise indicated or the context otherwise requires, references in this section to “Rallybio,” the “Company,” “we,” “us,” “our” and other similar terms refer to Rallybio and its subsidiaries.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception and anticipate that, if we continue to progress the development of our product candidates, we will continue to incur losses in the foreseeable future. We have not commercialized any products and have never generated revenue from the commercialization of any product. We are not currently profitable, and we may never achieve or sustain profitability.

We are a clinical-stage biotechnology company with a limited operating history. As a result, we are not profitable and we have incurred significant operating losses since inception, including net losses of $8.3 million and $9.4 million for the three months ended March 31, 2026 and 2025, respectively. As of March 31, 2026, we had an accumulated deficit of $310.3 million. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to gain regulatory approval and become commercially viable. Since inception, we have devoted substantially all of our resources to raising capital, conducting discovery and research activities, acquiring product candidates, establishing and protecting our intellectual property, preparing for and conducting clinical trials, and establishing arrangements with third parties for the manufacture of our product candidates. We do not have any product candidates approved for sale and have not generated any revenue from product sales.

If we continue to progress the development of our product candidates, we expect to incur significant additional operating losses in the foreseeable future as we advance our programs and operate our business. The costs of advancing product candidates through each clinical phase tend to increase substantially over the duration of the clinical development process. The total costs to advance a single product candidate to marketing approval in even a single jurisdiction are substantial. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to generate revenue from the commercialization of any product candidates or achieve or maintain profitability. Our expenses will increase substantially if and as we:

∎	plan for and conduct any future clinical trials for any of our product candidates, including the ongoing RLYB116 confirmatory clinical pharmacokinetic/pharmacodynamic (“PK/PD”) trial;

∎	seek regulatory approvals for RLYB116 and any other product candidates;

∎	advance our discovery and preclinical development activities for our product candidates;

∎	discover and develop additional product candidates;

∎	hire additional clinical, scientific, and commercial personnel;

∎	acquire or in-license other product candidates or technologies;

∎	maintain, expand, and protect our intellectual property portfolio;

∎	secure manufacturing sources and supply chain capacity sufficient to produce adequate clinical and commercial quantities of our product candidates; and

∎	establish a sales, marketing, and distribution infrastructure to commercialize our products, if approved.

We do not know when or whether we will become profitable. Our ability to generate revenue and become profitable depends upon our ability to successfully complete the development of our product candidates and to obtain the necessary regulatory approvals for their commercialization, which is subject to substantial additional risks and uncertainties, as described under “—Risks Related to Discovery, Development, Clinical Testing, Manufacturing, and Regulatory Approval.”

Each of our product candidates will require additional preclinical and/or clinical development, regulatory approval in multiple jurisdictions, the securing of clinical and commercial manufacturing supply, the building of a commercial organization, and substantial investment before we generate any revenue from product sales. As a result, if we continue to progress the development of our product candidates, we expect to continue to incur net losses and negative cash flows in the foreseeable future. These net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital. The amount of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. If we are unable to develop and commercialize one or more product candidates, either alone or through current or future collaborations, or if revenues from any product that receives marketing approval are insufficient, we will not achieve profitability. Even if we successfully commercialize RLYB116 or any of our other product candidates, we may continue to incur substantial research and development and other expenses to develop other current or future product candidates. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis or meet outside expectations for our profitability. Our failure to become and remain profitable would decrease the value of the Company and could impair our ability to raise capital, maintain our research and development efforts, expand our business, execute our business plan or continue our operations.

If we continue to progress the development of our product candidates, we will require significant additional capital to fund our operations. If we continue to progress the development of our product candidates and fail to obtain necessary financing, we may not be able to complete the development or commercialization of RLYB116 or any other product candidate. Given our limited resources and access to capital, we may decide to prioritize development of certain product candidates, the choice of which may prove to be wrong and adversely affect our business.

If we continue to progress the development of our product candidates, we expect to spend significant amounts of capital to complete the development of, and if approved, commercialize, one or more product candidates, including RLYB116. We are obligated to make certain payments under our agreements with Affibody, Sobi, and Kymab Limited (“Sanofi”), including milestone and royalty payments in connection with achievement of certain development and commercial milestones as well as the sale of resulting products under such agreements. We may also spend significant capital to develop laboratory tests to identify patients for inclusion in our clinical trials or who are likely to respond to our product candidates.

If we continue to progress the development of our product candidates, we believe that our existing cash, cash equivalents and marketable securities as of March 31, 2026, will be sufficient to fund our operating expenses and capital expenditure requirements for at least 12 months beyond the date of the filing of this proxy statement/prospectus. This estimate and our expectation to advance the preclinical and clinical development of RLYB116 and any other product candidates are based on assumptions that may prove to be wrong, or we may be subject to changing circumstances. We could exhaust our available capital resources sooner than we expect. Our business is subject to numerous risks and uncertainties, and we may be unable to accurately estimate the actual amount of funds we will require for development and commercialization of our product candidates. Our future capital requirements, both near and long-term, will depend on many factors, including, but not limited to:

∎	the initiation, progress, timing, costs and results of our clinical trials through all phases of development;

∎

the outcome, timing and cost of meeting regulatory requirements established by the FDA, EMA, and other comparable foreign regulatory authorities, including any regulatory designations allowing for priority review and any additional clinical trials required by the FDA, EMA or other comparable foreign regulatory authorities;

∎

the willingness of the FDA, EMA and other comparable foreign regulatory authorities to accept our clinical trial designs, as well as data from our completed and planned preclinical studies and clinical trials, as the basis for review and approval of RLYB116 and any other product candidates;

∎	the cost and timing of the manufacture and supply of non-clinical, clinical and commercial quantities of RLYB116 and our other product candidates;

∎	the identification, assessment, acquisition and/or development of additional research programs and additional product candidates;

∎	the cost of filing, prosecuting, and enforcing our patent claims and other intellectual property rights;

∎	the cost of defending potential intellectual property disputes, including patent infringement actions brought by third parties against us;

∎

the costs associated with potential clinical trial liability or product liability claims, including the costs associated with obtaining insurance against such claims and with defending against such claims;

∎	the effect of competing technological and market developments;

∎	the cost of making royalty, milestone or other payments under our current or any future in-license agreements;

∎	our ability to establish new collaborations;

∎	the extent to which we in-license or acquire additional product candidates or technologies; and

∎	the costs of operating as a public company.

If we continue to progress the development of our product candidates, we will require significant additional capital, which we may raise through equity offerings, debt financings, marketing and distribution arrangements, strategic alliances and licensing arrangements or other sources. Depending on our business performance, the economic climate and market conditions, we may be unable to raise additional funds when needed on favorable terms, or at all. Furthermore, pursuant to Instruction I.B.6, a company with a public float of less than $75 million measured at certain time periods may not issue securities under Registration Statements on Form S-3 in excess of one-third of its public float in a 12-month period. For purposes of the prior sentence, “public float” means the aggregate market value of a company’s shares held by non-affiliates. We are subject to the limitations of Instruction I.B.6 which may limit the amount of funds we can raise using Registration Statements on Form S-3. Moreover, uncertain geopolitical events, such as the war in Ukraine and conflict in Israel, and uncertain global economic conditions, including as a result of changes in tariffs and other trade restrictions, have impacted the global economy, and a severe or prolonged economic downturn could result in a variety of challenges for our business, including disruptions in the financial markets, which could adversely impact our ability to raise additional capital when needed or on favorable terms, if at all. If we do not succeed in raising additional funds on acceptable terms, we may need to significantly delay, scale back or discontinue the development of one or more of our product candidates or the commercialization of any product that may be approved for marketing, or we could be forced to discontinue operations. In addition, attempting to secure additional financing may divert the time and attention of our management from day-to-day activities and harm our product candidate development efforts.

Because we have limited financial resources, we have focused and may continue to focus on a limited set of research programs and product candidates and for a limited set of indications. We may forego or delay pursuit of opportunities with certain other product candidates or for other indications that could have greater commercial potential or a greater likelihood of success. Our capital allocation decisions may cause us to fail to realize value from, or advance, viable commercial products or profitable market opportunities.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our intellectual property or product candidates.

If we continue to progress the development of our product candidates, until such time, if ever, as we generate significant revenue from product sales, we expect to finance our operations through the sale of equity, debt financings, collaborations, strategic alliances and licensing arrangements or other sources. We do not currently have any committed external source of funds. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

To the extent that we raise additional capital through the future sale of equity or convertible debt securities, including sales of our common stock pursuant to the Sales Agreement with TD Securities (USA) LLC, each equityholder’s ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect their rights as a common stockholder. In addition, debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, and we may need to dedicate a substantial additional portion of any operating cash flows to the payment of principal and interest on such indebtedness. Any future indebtedness, combined with our other financial obligations, could increase our vulnerability to adverse changes in general economic, industry and market conditions, limit our flexibility in planning for, or reacting to, changes in our business and the industry and impose a competitive disadvantage compared to our competitors that have less debt or better debt servicing options. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may be required to relinquish valuable rights to our intellectual property, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate development or future commercialization efforts for one or more of our product candidates.

We have a limited operating history and no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

Rallybio was founded in January 2018 and our operations to date have been limited primarily to research and development activities, and raising capital. We have not yet demonstrated the ability to successfully complete a large-scale, pivotal clinical trial, obtain marketing approval, manufacture a commercial-scale product, or arrange for a third-party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

As a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges. If we continue to progress the development of our product candidates, we will eventually need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition and, as a result, our business may be adversely affected.

Our quarterly and annual financial results may fluctuate, which makes our results difficult to predict and may cause our results to fall short of expectations.

Our financial condition and operating results have varied in the past and will continue to fluctuate from quarter-to-quarter and year-to-year in the future due to a variety of factors, many of which are beyond our control.

Factors relating to our business that may contribute to these fluctuations include the following, as well as other factors described elsewhere in this proxy statement/prospectus:

∎	variations in the level of expense related to any ongoing development of our product candidates or research pipeline;

∎	delays or failures in advancement of any existing or future product candidates into the clinic or in clinical trials;

∎	the feasibility of developing, manufacturing and commercializing our product candidates;

∎	our relationships, and any associated exclusivity terms, with strategic collaborators;

∎

our execution of any additional collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under existing or future arrangements, or the termination or modification of any such existing or future arrangements;

∎	if we continue to progress the development of our product candidates, our operation in a net loss position in the foreseeable future;

∎

if we continue to progress the development of our product candidates, our ability to consistently manufacture our product candidates, including in sufficient quantities for clinical or commercial purposes;

∎	our dependence on, and the need to attract and retain, key management and other personnel;

∎	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

∎

potential advantages that our competitors and potential competitors may have in developing and commercializing competing products, securing funding for or obtaining the rights to critical intellectual property;

∎	if we continue to progress the development of our product candidates, regulatory developments affecting our product candidates or those of our competitors;

∎

If we continue to progress the development of our product candidates, and any of our product candidates receives regulatory approval, the terms of such approval and market acceptance and demand for such product candidates;

∎	developments or disputes concerning patents or other proprietary rights, litigation matters and our ability to obtain and maintain patent protection for our product candidates;

∎	business interruptions such as power outages, strikes, civil unrest, wars, acts of terrorism or natural disasters; and

∎	our ability to use our net operating loss (“NOL”) and income tax credit carryforwards to offset income tax.

Due to these and other factors, the results of any of our prior quarterly or annual periods should not be relied upon as indications of our future operating performance, and a period-to-period comparison of our results of operations may not be a meaningful indication of our future performance. In any particular quarter or quarters, our operating results could be below the expectations of securities analysts or investors, which could cause our stock price to decline.

Our ability to use our net operating loss and income tax credit carryforwards to offset future income tax liabilities may be subject to certain limitations.

We have incurred substantial NOLs during our history. To the extent that we continue to generate taxable losses, unused losses will carry forward and can be used to offset future taxable income, if any, until such unused losses expire, if at all. NOLs generated in taxable years beginning after December 31, 2017 are not subject to expiration. Federal NOLs generated in taxable years beginning after December 31, 2017 generally may not be carried back to prior taxable years. The deduction for NOLs arising in taxable years beginning after December 31, 2017 is generally limited to 80% of current year taxable income. We also have substantial federal and state research and development and other tax credit carryforwards. These tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. In addition, in general, under Sections 382 and 383 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to use its pre-change NOLs and tax credit carryforwards to offset future taxable income. Some of our historical NOLs may be subject to annual limitations on our ability to use them due to prior ownership changes.

Additionally, the Merger may result in such an ownership change, and we may experience such ownership changes in the future as a result of future transactions in our stock, some of which may be outside our control. If we undergo an ownership change, our ability to use our NOLs and income tax credit carryforwards could be further limited. For these reasons, we may not be able to use a material portion of our NOLs or tax credit carryforwards, even if we attain profitability.

Risks Related to Discovery, Development, Clinical Testing, Manufacturing, Marketing Approval and Commercialization

We are heavily dependent on the success of RLYB116, which is in early-stage clinical development. If we continue to progress the development of our product candidates, and are not able to develop, obtain marketing approval for, or successfully commercialize our product candidates, or if we experience significant delays in doing so, our business will be materially harmed.

Our lead program, RLYB116, is in early-stage clinical development and we do not currently have any products that generate revenues or any other sources of revenue. To date, we have invested a significant portion of our efforts and financial resources in the development of RLYB212 and RLYB116. If we continue to progress the development of our product candidates, our future success is substantially dependent on our ability to successfully complete preclinical and clinical development for, obtain marketing approval for, and successfully commercialize, RLYB116 and our other product candidates, which may never occur. None of our product candidates are approved for commercial sale and we may never be able to develop a marketable product.

Before obtaining marketing approvals for the commercial sale of our product candidates, we must demonstrate the safety and efficacy of our product candidates for use in each target indication through lengthy, complex and expensive preclinical studies and clinical trials. Failure can occur at any time during the preclinical study and clinical trial processes. Because our product candidates are in an early stage of development, there is a high risk of failure, and we may never succeed in developing marketable products. If we continue to progress the development of our product candidates, our ability to generate product revenue will depend heavily on the successful development and eventual commercialization of our product candidates, which may never occur. Ongoing and future preclinical studies and clinical trials of our product candidates may not show sufficient safety or efficacy or be of sufficient quality to obtain or maintain marketing approvals. For example, PK data from the Phase 2 clinical trial for RLYB212 demonstrated an inability of the RLYB212 dose regimen to achieve predicted target concentrations, as well as the minimum target concentration required for efficacy. There can be no assurance that any of our product candidates, even if approved, will prove to be commercially viable therapeutics.

RLYB116 is designed for SC self-administration. The formulation or physical properties of RLYB116 may ultimately be determined to be inadequate to support this route of administration. If SC administration is not feasible, then we may need to identify additional formulations or routes of administration, which could delay initiation of our future clinical trials or commercialization and result in significant additional costs. Further, alternative formulations and routes of administration may be required to differentiate our product candidates from competitors and/or secure access to support successful commercialization.

If we continue to progress the development of our product candidates, the success of our product candidates will depend on several factors, including the following:

∎

successful and timely initiation of preclinical studies, and successful and timely initiation of, enrollment in, and completion of our clinical trials with results that support a finding of safety and effectiveness and an acceptable risk-benefit profile of our product candidates in the intended populations within the timeframes we have projected;

∎	regulatory grants of authorization to proceed under Investigational New Drug Applications (“INDs”) or CTAs such that we can commence planned or future clinical trials of our product candidates;

∎	sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

∎

our ability to successfully utilize certain delivery systems, such as pre-filled syringes (“PFSs”), pen-injectors and/or autoinjectors, for certain of our product candidates and to obtain marketing approval of any such drug/device combination product;

∎	the outcome, timing, and cost of meeting regulatory requirements, including any post-marketing commitments, established by the FDA, EMA and other comparable foreign regulatory authorities;

∎	establishing commercially viable arrangements with third-party manufacturers for clinical and commercial supply;

∎	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

∎	establishing sales, marketing and distribution capabilities, whether alone or through a collaboration, to support commercialization of our product candidates, if and when approved;

∎	acceptance of the product candidates, if and when approved, by patients, the medical community and third-party payors;

∎	effectively differentiating and competing with other therapies approved and/or used for the same indications as our product candidates, particularly RLYB116;

∎	obtaining and maintaining third-party coverage and reimbursement;

∎	enforcing and defending intellectual property rights and claims; and

∎	maintaining an acceptable safety profile of the product candidates following approval.

If we do not successfully address one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to commercialize our product candidates, which would materially harm our business. Due to the uncertain and time-consuming clinical development and marketing approval process, we may not successfully develop any of our product candidates and may choose to discontinue the development of any of our product candidates prior to receiving marketing approval. If we discontinue development of a product candidate, we will not receive anticipated revenues from that product candidate and we may not receive any return on our investment in that product candidate. We may discontinue a product candidate for clinical reasons if it does not prove to be safe and effective for its targeted indications, or if such product candidates do not achieve the necessary efficacy at tolerated doses required for patient benefit. For example, we discontinued RLYB212 development based on PK data from the Phase 2 clinical trial that demonstrated an inability of the RLYB212 dose regimen to achieve predicted target concentrations, as well as the minimum target concentration required for efficacy. In addition, there may be important facts about the safety, efficacy and risk versus benefit of our product candidates that are not known to us at this time. Any unexpected safety events or our failure to generate sufficient data in our clinical trials to demonstrate efficacy may cause a product candidate to fail clinical development. Furthermore, even if that product candidate meets its safety and efficacy endpoints, we may discontinue its development for various reasons, such as changes in the competitive environment or the standard of care and the prioritization of our resources.

The U.S. Supreme Court’s June 2024 decision in Loper Bright Enterprises v. Raimondo overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper decision could result in additional legal challenges to regulations and guidance issued by federal agencies, including the FDA, on which we rely. Any such legal challenges, if successful, could have a material impact on our business. Additionally, the Loper decision may result in increased regulatory uncertainty, inconsistent judicial interpretations, and other impacts to the agency rulemaking process, any of which could adversely impact our business and operations. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action or as a result of legal challenges, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, our business could be materially harmed.

Preclinical studies and clinical trials are expensive, time consuming and difficult to design and implement, and involve uncertain outcomes. If we continue to progress the development of our product candidates, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of our product candidates.

Before obtaining marketing approval from the FDA, EMA or other comparable regulatory authorities for the sale of our product candidates, we must complete preclinical studies and extensive clinical trials to demonstrate the safety and efficacy of our product candidates. To initiate clinical trials for any future product candidates, we must submit the results of preclinical studies to the FDA, EMA or other comparable foreign regulatory authorities, along with other information, including information about CMC and our proposed clinical trial protocol, as part of an IND or similar regulatory filing that must be accepted by the FDA, EMA or other applicable regulatory authorities before we may proceed with clinical development. In the event that regulators require us to complete additional preclinical studies or we are required to satisfy other regulator requests, such as obtaining alignment on the device regulatory pathway for our FNAIT prevention program, the start of our clinical trials may be delayed or prevented. Even after we receive and incorporate guidance from these regulatory authorities, the FDA, EMA or other regulatory authorities could (i) disagree that we have satisfied their requirements to commence our clinical trial, (ii) change their position on the acceptability of our data, trial design or the clinical endpoints selected, which may require us to complete additional preclinical studies or clinical trials or (iii) impose stricter requirements for approval than we currently expect.

If we continue to progress the development of our product candidates, we may experience events that could delay or prevent our ability to complete current clinical trials or initiate and complete new trials, any of which may impact our product development timelines, result in increased costs, affect our ability to obtain marketing approval according to our plans, and delay commercialization of our product candidates. These events include, but are not limited to:

∎	the FDA, EMA or other comparable foreign regulatory authorities requiring us to submit additional data or imposing other requirements before permitting us to commence a trial;

∎	delays in receiving or denial by regulatory agencies of permission to proceed with our planned clinical trials or any other clinical trials we may initiate, or placement of a clinical trial on hold;

∎	negative results from our non-clinical trials or clinical trials;

∎	challenges, delays and cost involved in identifying, recruiting and retaining suitable participants and clinical trial sites in sufficient numbers to participate in clinical trials;

∎

delays in reaching an agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

∎	delays in obtaining an independent IRB approval at each site within the United States, or Independent Ethics Committee (“IEC”) approval at sites outside the United States;

∎	delays or problems in analyzing data, or the need for additional analysis or data or the need to enroll additional patients;

∎

failure by us, our CROs, trial sites or investigators to adhere to clinical trial, regulatory, legal or contractual requirements and perform trials in accordance with the FDA’s Good Clinical Practice (“GCP”) requirements and trial protocol;

∎

inadequate quantity or quality of product candidate or other materials necessary to conduct clinical trials, for example as a result of delays in defining and implementing the manufacturing process for materials used in clinical trials or for the manufacture of larger quantities or other delays or issues arising in the manufacturing of sufficient supply of finished drug product;

∎	lack of adequate funding to continue a clinical trial, including as a result of unanticipated costs or increases in costs of clinical trials;

∎

occurrence of serious adverse events including unexpected serious adverse events, associated with the product candidate or reports from non-clinical or clinical testing of our own or competing therapies that raise safety or efficacy concerns, or delays or failures in addressing patient safety concerns that arise during the course of a trial;

∎	changes in regulatory requirements and guidance that require changes to planned or ongoing preclinical and clinical studies, or the conduct of additional studies; and

∎	difficulties recruiting and retaining employees, consultants or contractors with the required level of expertise.

In addition, we could encounter delays if a clinical trial is suspended or terminated by us, the IRBs or IECs of the institutions in which such trials are being conducted, the FDA, EMA or other regulatory authorities, or recommended for termination by a Data and Safety Monitoring Board (“DSMB”) for such trial. Such authorities may impose a suspension or termination or recommend an alteration to clinical trials due to several factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, the identification of safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions.

Furthermore, we rely and will rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and, while we have agreements governing their committed activities, we have limited influence over their actual performance, as described in the section titled “—Risks Related to Our Dependence on Third Parties.”

Principal investigators for our clinical trials could serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of a clinical trial. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site, and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of our product candidates.

Any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Any delays to our clinical trials could shorten any period during which we may have the exclusive right to commercialize our product candidates and our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects significantly.

If we continue to progress the development of our product candidates, results of preclinical studies, clinical trials or analyses that we may announce or publish from time to time, may not be indicative of results obtained in later trials, and any interim results we may publish could be different than final results.

The results of preclinical studies, clinical trials or analyses of the results from such trials, may not be predictive of the results of later clinical trials. Product candidates in later clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and prior clinical trials or having shown promising results based on analyses of data from earlier trials. Late-stage clinical trials may include a larger number of patients and could differ in other significant ways from early-stage clinical trials, including changes to inclusion and exclusion criteria, patient population, efficacy endpoints, dosing regimen and statistical design. A number of companies in the biopharmaceutical industry have suffered significant setbacks in later-stage clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding earlier promising results. In addition, conclusions based on promising data from analyses of clinical results, such as the prospective and post hoc analysis of results may be shown to be incorrect in subsequent clinical trials that have pre-specified end points or may not be considered adequate by regulatory authorities. We have completed Phase 1 clinical studies for RLYB116, however, even if we complete later clinical trials as planned, we cannot be certain that their results will support the safety and efficacy requirements sufficient to obtain regulatory approval, and, as a result, our clinical development plans may be materially harmed.

Similarly, interim, “top-line” and preliminary data from our clinical trials that we announce or publish may change as more patient data become available or as additional analyses are conducted. The data obtained in such clinical trials are subject to additional audit and verification procedures and following such procedures, such interim data could be materially different from the final data.

Enrollment and retention of patients in rare disease clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control.

If we continue to progress the development of our product candidates, identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. We currently are conducting, and plan to conduct, clinical trials with our product candidates in rare disease indications, which can make completion of such trial more difficult. The timely completion of clinical trials in accordance with their protocols depends, among other things, on the speed at which we can recruit eligible patients to participate in testing our product candidates and our ability to enroll a sufficient number of patients who remain in the study until its conclusion.

Clinical trial recruitment delays often result in increased costs, delays in advancing product development, delays in testing the effectiveness of technologies, delays in obtaining marketing approval or termination of clinical trials.

Patient enrollment and retention in clinical trials depends on many factors, including:

∎	the design of the clinical trial, including the patient eligibility criteria defined in the protocol;

∎	the size and nature of the patient population required for analysis of the trial’s primary endpoints;

∎	the existing body of safety and efficacy data with respect to the product candidate;

∎	the proximity of patients to clinical sites;

∎	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs or medical devices that may be approved for the indications we are investigating;

∎	competing clinical trials being conducted by other companies or institutions, particularly for RLYB116;

∎	our ability to obtain and maintain patient consents;

∎	the risk that patients enrolled in clinical trials will drop out of the trials before completion; and

∎	other factors we may not be able to control that may limit patients, principal investigators or staff, or clinical site availability.

Additionally, we may have difficulty identifying and enrolling patients for any planned clinical trials because the conditions for which we plan to evaluate our current product candidates are rare diseases and we anticipate that there will be limited patient pools from which to draw for clinical trials. Further, because screening for many of these diseases is not widely adopted, and because it can be difficult to diagnose these diseases in the absence of screening, we may have difficulty finding patients who are eligible to participate in our studies or trials. Our clinical trials for RLYB116 may compete with other clinical trials for product candidates that are being tested for the same indications. This competition will reduce the number and types of patients available to us because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Furthermore, any negative results we may report in clinical trials of any of our product candidates may make it difficult or impossible to recruit and retain patients in other clinical trials of that same or a similar product candidate.

Outside of the United States, our ability to initiate, enroll and complete a clinical trial successfully is subject to numerous additional risks, including:

∎	difficulty in establishing or managing relationships with CROs and physicians;

∎	different standards for the conduct of clinical trials;

∎	our inability to locate qualified local consultants, physicians and partners; and

∎	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment.

We may not be able to initiate or continue clinical trials required by the FDA, EMA or other regulatory authorities if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials. If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials. Delays or failures in planned patient enrollment or retention may result in increased costs or program delays, which could have a harmful effect on our ability to develop our product candidates or could render further development impossible.

If we continue to progress the development of our product candidates, any product candidates that we develop or the administration thereof, may cause serious adverse events or undesirable side effects, which may halt their clinical development, delay or prevent marketing approval, or, if approved, require them to be taken off the market, include safety warnings, or otherwise limit their sales.

Adverse events or undesirable side effects caused by any product candidates we develop could cause us or regulatory authorities or IRBs, IECs or DSMBs, where applicable, to interrupt, delay, or halt clinical trials and, if we seek approval of any such product candidate, could result in a more restrictive label, imposition of a Risk Evaluation and Mitigation Strategy (“REMS”) program by the FDA or the delay or denial of regulatory approval by the FDA, EMA or other comparable foreign regulatory authorities. Additionally, the administration process or related procedures associated with our product candidates also may cause adverse side effects. Even if we determine that serious adverse events are unrelated to study treatment, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the trial. Results of any clinical trial we conduct could reveal a high and unacceptable severity and prevalence of side effects. For example, complement inhibitors have, by design, immunosuppressive effects and, in some cases, may be administered to patients with significantly compromised health. As a result, administration of RLYB116 could make patients more susceptible to infection. The chronic dosing of patients with RLYB116 could lead to an immune response that causes adverse reactions or impairs the activity and/or efficacy of RLYB116. Patients may develop an allergic reaction to the drug and/or develop antibodies directed at RLYB116, or may require immunization with a meningococcal vaccine and prophylactic antibiotics. An immune response that causes adverse reactions or impairs the activity of RLYB116 could cause a delay in or termination of our development plans.

Some potential therapeutics that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. In addition, side effects could affect patient recruitment or the ability of enrolled patients to complete a trial or result in potential clinical trial or product liability claims. Inadequate training or failures by clinical trial personnel in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Furthermore, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of subjects and limited duration of exposure, rare and severe side effects of our product candidates or those of our competitors may only be uncovered when a significantly larger number of patients have been exposed to the drug.

If we or others later identify undesirable side effects caused by any product candidate that we develop after the product is approved, several negative consequences could result, which could materially harm our business, including:

∎	regulatory authorities may suspend or withdraw approvals of such product candidate;

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regulatory authorities may require additional warnings on the label, limit the approved use of such product candidate, or otherwise restrict distribution or marketing such as through requiring adoption of a REMS program;

∎	we may be required to conduct additional clinical trials;

∎	we could be sued and held liable for harm caused to patients; and

∎	our reputation may suffer.

We cannot predict whether our product candidates will cause toxicities in humans that would preclude or lead to the revocation of marketing approval based on preclinical studies or early-stage clinical trials. Even if the side effects do not preclude the drug from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these events could prevent us from achieving or maintaining market acceptance of a product candidate, if approved, and could significantly harm our business, results of operations, and prospects.

The marketing approval processes of the FDA, EMA and comparable foreign regulatory authorities, including the MHRA, are lengthy, time-consuming and inherently unpredictable, and if we continue to progress the development of our product candidates, and we are ultimately unable to obtain marketing approval for RLYB116 or any of our other product candidates, our business will be substantially harmed.

In the United States, we are not permitted to market a product candidate until we receive approval of a Biologics License Application (“BLA”) or a New Drug Application (“NDA”) from the FDA. The process of obtaining BLA and NDA approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Approval policies or regulations may change, and the FDA and other regulatory authorities have substantial discretion in the approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. In addition, the FDA may require post-approval clinical trials or studies as a condition of approval, which also may be costly. The FDA approval for a limited indication or approval with required warning language, such as a boxed warning, could significantly impact our ability to successfully market our product candidates. The FDA also may require adoption of a REMS requiring prescriber training, post-market registries, or otherwise restricting the marketing and dissemination of these products. Certain of our product candidates will rely on delivery systems, such as PFSs, pen-injectors and/or autoinjectors, and may ultimately be regulated as a drug/device combination product. Although the FDA and similar foreign regulatory agencies have systems in place for the review and approval of combination products, we may experience delays in the development and commercialization of our product candidates due to regulatory timing constraints and uncertainties in the product development and approval process. Despite the time and expense invested in the clinical development of product candidates, regulatory approval is never guaranteed for our product candidates. Assuming successful clinical development, we intend to seek product approvals in countries outside the United States, including in Europe. As a result, we would be subject to regulation by the EMA, as well as the other regulatory agencies in these countries.

Of the large number of drugs in development, only a small percentage successfully complete the marketing approval processes and are commercialized. This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in our failing to obtain marketing approval to market our product candidates and we may be forced to abandon our development efforts for our product candidate, which would significantly harm our business, results of operations, and prospects.

The time required to obtain approval by the FDA, EMA and other comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during a product candidate’s clinical development and may vary among jurisdictions. We have not obtained marketing approval for any product candidate and it is possible that we will never obtain marketing approval for any product candidate.

Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we must demonstrate to the satisfaction of the FDA, EMA or other comparable foreign regulatory authority, that such product candidates are safe and effective for their intended uses. Data obtained from preclinical studies and clinical trials are susceptible to varying interpretations, and regulatory authorities may not interpret our data as favorably as we do, which may further delay, limit, or prevent development efforts, clinical trials, or marketing approval. Even if we believe the preclinical or clinical data for our product candidates are sufficient to support approval, such data may not be considered sufficient to support approval by the FDA, EMA and other comparable regulatory authorities.

If we continue to progress the development of our product candidates, the FDA, EMA or other comparable foreign regulatory authority can delay, limit, or deny approval of RLYB116 or any of our other product candidates that we develop or require us to conduct additional preclinical or clinical testing or abandon a program for many reasons, including, but not limited to:

∎	the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

∎	we may be unable to demonstrate to the satisfaction of the FDA, EMA or other comparable foreign regulatory authorities that our product candidate is safe and effective for its proposed indication;

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serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates, or other products containing an active ingredient in our product candidates;

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negative or ambiguous results from our clinical trials or results that may not meet the level of statistical significance required by the FDA, EMA or other comparable foreign regulatory authorities for approval;

∎	the population studied in the clinical trial may not be sufficiently broad or representative to assure safety and efficacy in the full population for which we seek approval;

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the FDA, EMA or other comparable foreign regulatory authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States or the applicable foreign jurisdiction;

∎	we may be unable to demonstrate that our product candidate’s clinical and other benefits outweigh its safety risks;

∎	the FDA, EMA or other comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

∎

the data collected from clinical trials of our product candidates may not be acceptable or sufficient to support the submission of a BLA or NDA or to obtain regulatory approval in the United States or elsewhere, and we may be required to conduct additional clinical trials;

∎	the FDA’s or the applicable foreign regulatory authority’s disagreement regarding the formulation, the labeling, and/or the specifications of our product candidates;

∎	additional time may be required to obtain regulatory approval for our product candidates because they are combination products;

∎

the FDA, EMA or other comparable foreign regulatory authorities may fail to approve or find deficiencies with the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

∎

the policies, regulations, and guidelines of the FDA, EMA or other comparable foreign regulatory authorities regarding the development, approval, and marketing of drugs and biologics may significantly change, including but not limited to, in the U.S., as a result of the 2025 change in presidential administration, which may render our clinical data insufficient for approval or restrict us from marketing our product candidates in the manner in which we anticipate.

We have never obtained marketing approval for a product candidate. If we continue to progress the development of our product candidates, any delay in obtaining, or an inability to obtain, marketing approvals would prevent us from commercializing our product candidates, generating revenues, and achieving and sustaining profitability.

Our product candidates target rare diseases and conditions, and if we continue to progress the development of our product candidates, the market opportunities for RLYB116 or any of our other product candidates, if approved, may be smaller than we anticipate. We must be able to successfully identify patients and capture a significant market share to achieve profitability and growth.

Our product candidates target rare diseases and conditions. With respect to RLYB116, we estimate that there are approximately 8,000 patients with immune PTR and up to 10,000 patients with refractory APS in the United States. Our projections of the number of eligible patients are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, population statistics and market research, and may prove to be incorrect. Further, new sources may reveal a change in the estimated number of eligible patients, and the number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our current programs or future product candidates may be limited or may not be amenable to treatment with our product candidates, and new patients may become increasingly difficult to identify or gain access to. For example, even if we obtain FDA approval for RLYB116, the drug may be approved for a target population that is more limited than what we currently anticipate. Furthermore, even if we obtain significant market share for any product candidate, if approved, the potential target populations for our product candidates are for rare diseases, and we may never achieve profitability.

Further, in many cases there are either limited screening or diagnostic tests for the indications our product candidates are being developed to potentially treat. The lack of screening and diagnostic tests, coupled with the fact that there is frequently limited awareness among certain health care providers concerning the rare diseases we may seek to treat, often means that a proper diagnosis can, and frequently does, take years to identify (or an appropriate diagnosis may never be made for certain patients). As a result, even if one of our product candidates is approved for commercial sale, we may not be able to grow our revenues due to difficulty in identifying eligible patients. There can be no guarantee that any of our programs will be effective at identifying patients that will benefit from our product candidates, and even if we can identify patients that our product candidates can help, the number of patients that our product candidates may ultimately treat may turn out to be lower than we expect, they may not be otherwise amenable to treatment with our product candidates, or new patients may become increasingly difficult to identify, all of which may adversely affect our ability to grow and generate revenue and adversely affect our results of operations and our business. In addition, even in instances where we are able to expand the number of patients being treated, the number may be offset by the number of patients that discontinue use of the applicable product in a given period resulting in a net loss of patients and potentially decreased revenue.

We face significant competition from biotechnology and pharmaceutical companies, and if we continue to progress the development of our product candidates, our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. Our success is highly dependent on our ability to acquire, develop, and obtain marketing approval for new products on a cost-effective basis and to market them successfully. If a product candidate we develop is approved, we will face intense competition. There are many public and private biopharmaceutical companies, universities, government agencies and other research organizations actively engaged in the research and development of products that may be like our product candidates or address similar markets. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. In addition, the number of companies seeking to develop and commercialize products and therapies competing with our product candidates is likely to increase. However, we seek to build our portfolio with key differentiating attributes to provide a competitive advantage in the markets we target. If we successfully develop and, if approved, commercialize RLYB116, this therapy may compete with anticoagulants such as Warfarin, or potentially be used in conjunction, with currently marketed treatments and any new therapies that may become available in the future.

If we continue to progress the development of our product candidates, competition could render any product candidate we develop obsolete, less competitive, or uneconomical. In addition, product candidates developed by our competitors may prove to be more safe or more effective than our product candidates. Our competitors may, among other things:

∎	have significantly greater name recognition and financial, manufacturing, marketing, product development, technical, commercial infrastructure, and human resources than we do;

∎	more effectively recruit and retain qualified scientific and management personnel;

∎	more effectively establish clinical trial sites and patient registration;

∎	develop and commercialize products that are safer, more effective, less expensive, more convenient, or easier to administer, or have fewer or less severe side effects;

∎	obtain quicker regulatory approval;

∎	better protect their patents and intellectual property or acquire technologies that are complementary to, or necessary for, our programs;

∎	implement more effective approaches to sales, marketing, pricing, coverage, market access, and reimbursement; or

∎	form more advantageous strategic alliances or collaborations.

If we are not able to effectively compete for any of the foregoing reasons, our business will be materially harmed.

Disruptions in the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which, if we continue to progress the development of our product candidates, could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including for 43 days beginning on October 1, 2025 and for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. The Trump Administration has reduced the number of employees serving in government agencies, including the FDA. If a prolonged government shutdown occurs, or if the U.S. government takes other personnel actions, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Even if we obtain marketing approval for a product candidate in the United States, we or our current or future collaborators may never obtain approval for or commercialize the product candidate in any other jurisdiction, which would limit our ability to realize its full market potential.

In order to market any product in a particular jurisdiction, we or our current or future collaborators must establish and comply with numerous and varying regulatory requirements regarding safety and efficacy on a country-by-country basis. Approval by the FDA in the United States does not ensure approval by comparable regulatory authorities in other countries or jurisdictions. However, the failure to obtain approval in one jurisdiction may negatively impact our or our collaborators’ ability to obtain approval elsewhere. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country.

Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and increased costs for us and require additional preclinical studies or clinical trials which could be costly and time- consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval in international markets. If we or our collaborators fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and we will be unable to realize the full market potential of any product we develop.

Even if we obtain marketing approval for any of our product candidates, we will still face extensive and ongoing regulatory requirements and obligations and continued regulatory review, which may result in significant additional expense. We may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with any product candidates.

Any product candidate for which we obtain marketing approval will be subject to extensive and ongoing requirements of the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and drug listing requirements, continued compliance with the FDA’s current cGMP requirements regarding the distribution of samples to physicians and recordkeeping and Good Laboratory Practice (“GLP”) and GCP requirements for non-clinical studies and any clinical trials that we conduct post-approval.

The FDA may also require costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. Additionally, the FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in a manner that is consistent with the provisions of the approved labeling. If we market our products for uses beyond their approved indications or otherwise inconsistent with the FDA-approved labeling, we may be subject to enforcement action for off-label marketing by the FDA and other federal and state enforcement agencies, including the DOJ. Violation of the FDCA and other statutes, including the False Claims Act, and equivalent legislation in other countries relating to the promotion and advertising of prescription products may also lead to investigations or allegations of violations of federal and state and other countries’ health care fraud and abuse laws and state consumer protection laws. Even if it is later determined we were not in violation of these laws, we may be faced with negative publicity, incur significant expenses defending our actions and have to divert significant management resources from other matters.

In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers, or manufacturing processes or failure to comply with regulatory requirements, may yield various results, including, but not limited to:

∎	restrictions on manufacturing such products;

∎	restrictions in the labeling or on the marketing of products;

∎	restrictions on product distribution or use;

∎	requirements to conduct post-marketing studies or additional post-marketing clinical trials;

∎	issuance of warning letters or untitled letters;

∎	refusal to approve pending applications or supplements to approved applications that we submit, or delays in such approvals;

∎	recalls or market withdrawals of products;

∎	fines, restitution, or disgorgement of profits or revenues;

∎	suspension or termination of ongoing clinical trials;

∎	suspension or withdrawal of marketing approvals;

∎	refusal to permit the import or export of our products;

∎	product seizure; and

∎	injunctions, consent decrees, or the imposition of civil or criminal penalties.

If we obtain FDA approval for RLYB116, safety risks not identified in our prior clinical trials may first appear after we obtain approval and commercialize RLYB116. Any new post-marketing adverse events may significantly impact our ability to market the drugs and may require that we recall and discontinue commercialization of RLYB116. Furthermore, if any confirmatory post-marketing trial fails to confirm the clinical profile or clinical benefits of RLYB116, the FDA may withdraw its approval, which would materially harm our business.

We also cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. Further, the FDA’s, EMA’s and other comparable regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of a product candidate or increase the costs and regulatory burden of commercialization. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition, and results of operations. Furthermore, non-compliance by us or any collaborator with regulatory requirements, including safety monitoring or pharmacovigilance, may also result in significant financial penalties, which would adversely affect our business.

If we continue to progress the development of our product candidates, we may seek Fast Track designation, Breakthrough Therapy designation, or Priority Medicines (“PRIME”) program designation for our product candidates, but we might not receive any such designation, and even if we do, such designation may not actually lead to a faster development or regulatory review or approval process.

If a drug is intended for the treatment of a serious or life-threatening condition, and non-clinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product candidate may qualify for FDA Fast Track designation, for which sponsors must apply. Sponsors of fast-track products may have more frequent interactions with the FDA, and, in some circumstances, the FDA may initiate review of sections of a fast track product’s application before the application is complete. We may submit an application for Fast Track designation for RLYB116. The FDA has broad discretion whether to grant this designation, and we may not receive it. Moreover, even if we receive Fast Track designation, Fast Track designation does not ensure that we will receive marketing approval and we may not experience a faster development or regulatory review or approval process with Fast Track designation compared to conventional FDA procedures. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

If we continue to progress the development of our product candidates, we also may seek a Breakthrough Therapy designation for some of our product candidates if future results support such designation. A Breakthrough Therapy is defined as a drug (including biologic) that is intended, alone or in combination with one or more other drugs, to treat a serious condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Sponsors of products that have been designated as breakthrough therapies are eligible to receive more intensive FDA guidance on establishing an efficient drug development program, an organization commitment involving senior managers, and may be eligible for rolling review. Drugs designated as breakthrough therapies by the FDA may also be eligible for other expedited review programs, including accelerated approval and priority review, if supported by clinical data at the time the BLA or NDA is submitted to the FDA.

Designation as a Breakthrough Therapy is within the discretion of the FDA. Accordingly, even if we believe that a product candidate meets the criteria for designation as a Breakthrough Therapy, the FDA may disagree and instead determine not to make such designation. Even if we receive Breakthrough Therapy designation, the receipt of such designation may not result in a faster development or regulatory review or approval process compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if a product candidate qualifies as a Breakthrough Therapy, the FDA may later decide that such product candidate no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

In the European Union (“EU”) we may seek PRIME designation for some of our product candidates in the future. PRIME is a voluntary program aimed at enhancing the EMA’s role to reinforce scientific and regulatory support in order to optimize development and enable accelerated assessment of new medicines that are of major public health interest with the potential to address unmet medical needs. The program focuses on medicines that target conditions for which there exists no satisfactory method of treatment in the EU or even if such a method exists, it may offer a major therapeutic advantage over existing treatments. PRIME is limited to medicines under development and not authorized in the EU and the applicant intends to apply for an initial MA application through the centralized procedure. To be accepted for PRIME, a product candidate must meet the eligibility criteria in respect of its major public health interest and therapeutic innovation based on information that can substantiate the claims. The benefits of a PRIME designation include the appointment of a Committee for Medicinal Products for Human Use (“CHMP”) rapporteur to provide continued support and help to build knowledge ahead of a MA application, early dialogue and scientific advice at key development milestones, and the potential to qualify products for accelerated review, meaning reduction in the review time for an opinion on approvability to be issued earlier in the application process. PRIME enables an applicant to request parallel EMA scientific advice and Health Technology Assessment (“HTA”) advice to facilitate timely market access. Even if we receive PRIME designation for any of our product candidates, the designation may not result in a materially faster development process, review or approval compared to conventional EMA procedures. Further, obtaining PRIME designation does not assure or increase the likelihood of EMA’s grant of a marketing authorization.

If we continue to progress the development of our product candidates, we may be unsuccessful in obtaining or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity. If our competitors are able to obtain orphan drug exclusivity for products that constitute the same drug and treat the same indications as RLYB116 or any of our other product candidates, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

Regulatory authorities in some jurisdictions, including the United States and the EU may designate drugs for relatively small patient populations as orphan drugs. Under the U.S. Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population of more than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the EU, the EMA’s Committee for Orphan Medicinal Products evaluates, and the EC grants, an orphan drug designation principally to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the EU. In addition, the product under consideration is indicated for a condition where there exists no satisfactory method of diagnosis, prevention or treatment authorized in the EU or, if such method exists, that the medicinal product will be of significant benefit to those affected by that condition. We may seek orphan drug designation in the United States and the EU for certain of our product candidates but may be unsuccessful in doing so. There can be no assurance that the FDA or the EMA’s Committee for Orphan Medicinal Products will consider orphan designation for any indication for which we apply or re-apply, or that we will be able to maintain such designation. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

If a product candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same drug or biologic for the same orphan designation for that time period, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the manufacturer is unable to assure sufficient product quantity. In the United States, the exclusivity period is seven years. The applicable exclusivity period is ten years in Europe, but such exclusivity period can be reduced to six years in Europe if a product no longer meets the criteria for orphan designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. Similarly, in the EU, the market exclusivity can be broken if the holder of the MA for the original orphan medicinal product is unable to supply sufficient quantities of the medicinal product. In addition, in both the United States and EU, if a different drug is subsequently approved for marketing for the same or a similar indication as any of our product candidates that receive marketing approval, we may face increased competition and lose market share regardless of orphan drug exclusivity, which only protects against approval of the “same” drug for the same indication.

If we continue to progress the development of our product candidates, we may seek accelerated approval by the FDA for one or more of our product candidates. Accelerated approval by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

We may in the future seek an accelerated approval for our one or more of our product candidates. Under the accelerated approval program, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. As a condition of approval, the FDA requires that a sponsor of a product receiving accelerated approval perform a post-marketing confirmatory clinical trial or trials. In addition, the FDA currently requires as a condition for accelerated approval the pre-submission of promotional materials to FDA for review.

Prior to seeking accelerated approval for any of our product candidates, we intend to seek feedback from the FDA and will otherwise evaluate our ability to seek and receive accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit a BLA for accelerated approval or any other form of expedited development, review or approval. Furthermore, if we decide to submit an application for accelerated approval there can be no assurance that such submission or application will be accepted or that the FDA will determine that the product candidate is eligible for or grant accelerated approval. A failure to obtain any planned accelerated approval for our product candidates would result in a longer time period to commercialization of our product candidates, if approved, could increase the cost of development of our product candidates and could harm our competitive position in the marketplace. If we receive accelerated approval for any of our product candidates, the FDA may withdraw accelerated approval if, among other things, a confirmatory trial required to verify the predicted clinical benefit of the product fails to verify such benefit or if such trial is not conducted with due diligence. Withdrawal of any accelerated approval could substantially harm our business.

If we continue to progress the development of our product candidates, the successful commercialization of any product candidate we develop will depend in part on the extent to which regulatory authorities and private health insurers establish coverage and reimbursement. Failure to obtain or maintain coverage and reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our or our ability to generate revenue.

If any product candidate is approved for marketing, coverage and reimbursement for such product by governmental healthcare programs, such as Medicare and Medicaid, private health insurers, and other third-party payors would be essential for most patients to be able to afford the prescription medication. Our ability to achieve acceptable levels of coverage and reimbursement for products or procedures using our products will therefore have an effect on our ability to successfully commercialize any product candidates we develop. We cannot be sure that coverage and reimbursement will be available for our product candidates, if and when such candidates obtain marketing approval, and any reimbursement that may become available may not be adequate and may be decreased or eliminated in the future.

Moreover, increasing efforts by governmental and third-party payors in the United States to cap or reduce healthcare costs may cause third-party payors to limit both coverage and the level of reimbursement for newly approved products and, as a result, such payors may not cover or provide adequate payment for any product we commercialize. We expect to experience pricing pressures in connection with the sale of our product candidates due to the trend toward managed health care and additional legislative, administrative, or regulatory changes. The downward pressure on healthcare costs in general, particularly prescription drugs and biologics and related administration procedures, has become intense and new products face increasing challenges in entering the market successfully. Third-party payors are increasingly challenging the price and examining the cost-effectiveness of new products in addition to their safety and efficacy. To obtain or maintain coverage and reimbursement for any product, we may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of our product.

We may also need to provide discounts to purchasers to encourage purchasing of any approved product and rebates to third party payors to increase the possibility of favorable coverage and adequate cost sharing thresholds for patients. We may be required to provide discounts or rebates on any approved product under government healthcare programs or to certain government and private purchasers in order to obtain coverage under federal health care programs such as Medicaid. Participation in such programs would require us to track and report certain drug prices. We may be subject to fines and other penalties if we fail to report such prices accurately.

No uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor, and one third-party payor’s decision to cover a particular product does not ensure that other payors will also provide similar coverage. Additionally, the process for determining whether a third-party payor will provide coverage for a product is typically separate from the process for setting the price of such product or establishing the reimbursement rate that the payor will pay for the product once coverage is approved. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and reimbursement will be obtained or will be consistent across payors. And, even if products are covered, third party payors may implement various mechanisms to control utilization (e.g., requiring prior approval for coverage for each patient). Additionally, coverage and reimbursement for screening and diagnostic tests associated with any products would be assessed and determined separately. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely. If coverage or reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates and may not be able to obtain a satisfactory financial return on our product candidates.

We may also be subject to extensive governmental price controls and other market regulations outside of the United States, and we believe the increasing emphasis on cost-containment initiatives in other countries have and will continue to put pressure on the pricing and usage of medical products. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products. Accordingly, in markets outside of the United States, the reimbursement for products we commercialize may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

If we continue to progress the development of our product candidates, even if a product candidate we develop receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success.

Even if our product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Various factors will influence whether our product candidates are accepted in the market if approved for commercial sale, including, but not limited to:

∎	the efficacy, safety and tolerability of our products, and potential advantages compared to alternative treatments;

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the clinical indications for which the product is approved, and product labeling or product insert requirements of the FDA, EMA or other comparable foreign regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;

∎	the effectiveness of sales and marketing efforts;

∎	the prevalence and severity of any side effects;

∎	the cost of treatment in relation to alternative treatments, including any similar treatments;

∎	our ability to offer our products for sale at competitive prices;

∎	the availability and access to screening and/or diagnostic tests;

∎	the convenience and ease of administration compared to alternative treatments;

∎	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

∎	the strength of marketing and distribution support;

∎	the availability of third-party coverage and reimbursement for any of our products that are approved and any screening and/or diagnostic testing, as appropriate; and

∎	any restrictions on the use of our product together with other medications.

Market acceptance of our product candidates is heavily dependent on patients’ and physicians’ perceptions that our product candidates are safe and effective treatments for their targeted indications and willingness to use screening and/or diagnostic tests to identify at-risk target populations for our therapeutics. The perceptions of any product are also influenced by perceptions of competitors’ products that are in the same class or that have a similar mechanism of action. Because we expect sales of our product candidates, if approved, to generate substantially all our revenues in the foreseeable future, the failure of our product candidates to find market acceptance would harm our business and could require us to seek additional financing.

If approved, our product candidates that are regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway.

The Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) was enacted as part of the Affordable Care Act (“ACA”) to establish an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an approved biologic. Under the BPCIA, a reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still develop and receive approval of a competing biologic, so long as their BLA does not rely on the reference product, sponsor’s data or submit the application as a biosimilar application. Any new policies or processes adopted by the FDA could have a material adverse effect on the future commercial prospects for our biological products.

We believe that any of the product candidates we develop that is approved in the United States as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidates to be reference products for competing products, potentially creating the opportunity for biosimilar competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. The approval of a biosimilar of our product candidates could have a material adverse impact on our business due to increased competition and pricing pressure.

If we continue to progress the development of our product candidates, and are unable to establish sales, marketing and distribution capabilities either on our own or in collaboration with third parties, we may not be successful in commercializing any product candidates we develop, if approved.

In order to market and successfully commercialize any product candidates we develop, if approved, we must build our sales and marketing capabilities or enter into collaborations with third parties for these services. We currently have no sales, marketing or distribution capabilities and as a company have no experience in marketing products. If we commercialize any of our product candidates that may be approved ourselves, we will need to develop an in-house marketing organization and sales force across rare disease therapeutic areas, which will require significant expenditures, management resources, and time. There are significant expenses and risks involved with establishing our own sales and marketing capabilities, including our ability to hire, train, retain, and appropriately incentivize a sufficient number of qualified individuals, generate sufficient sales leads and provide our sales and marketing team with adequate access to physicians who may prescribe our products, effectively manage a geographically dispersed sales and marketing team, and other unforeseen costs and expenses. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train, and retain marketing and sales personnel. Any failure or delay in the development of a product candidate that affects the expected timing of commercialization of the product candidate or results in the failure of the product candidate to be commercialized could result in us having prematurely or unnecessarily incurred costly commercialization expenses. Our investment would be lost if we are unable to retain or reposition our sales and marketing personnel.

We may also enter into collaborations for the sales and marketing of our product candidates, if approved. To the extent that we depend on collaborators for sales and marketing activities, any revenues we receive will depend upon the success of those collaborators’ sales and marketing teams and the collaborators’ prioritization of our products and compliance with applicable regulatory requirements, and there can be no assurance that the collaborators’ efforts will be successful. If we are unable to build our own sales and marketing team or enter into a collaboration for the commercialization of product candidates we develop, if approved, we may be forced to delay the commercialization of our product candidates or reduce the scope of our sales or marketing activities, which would have an adverse effect on our business, operating results and prospects.

Under the current presidential administration, we face uncertainty regarding potential regulatory developments that may adversely affect our business if we continue to progress the development of our product candidates.

There have been significant and wide-ranging changes in law, regulation and policy under the current Trump administration. Current and future legislation, regulation, or policy could adversely affect our business or create a more challenging and costly environment to pursue the development and commercialization of our current or future product candidates. For example, the federal government, including the FDA, may implement legislative, regulatory, or policy changes regarding the standards for approving biologic products that we may be unable to satisfy or regarding the marketing of approved biologics that may limit or prohibit the advertising and promotion of our current or future product candidates, if approved. Additionally, the Trump administration has undertaken significant efforts to reduce the size and spending of the federal government, including at the FDA. A significant reduction in the FDA’s workforce or the FDA’s budget or other disruptions at the FDA could impact the FDA’s ability to engage in routine regulatory and oversight activities and result in delays or limitations on our ability to proceed with clinical development programs and obtain regulatory approvals. It is difficult to predict how executive actions that may be taken under the current Trump administration may affect the FDA’s ability to exercise its regulatory authority. If such executive actions impose constraints on the FDA’s ability to engage in routine oversight and product review activities in the normal course, our business may be negatively impacted.

Risks Related to Our Dependence on Third Parties

If we continue to progress the development of our product candidates, we may pursue business development transactions and collaborate with third parties for the development and commercialization of our product candidates. We may not succeed in identifying and acquiring businesses or assets, in-licensing or out-licensing intellectual property rights or establishing and maintaining collaborations, which may significantly limit our ability to successfully develop and commercialize our product candidates, if at all, and these transactions could disrupt our business, cause dilution to our stockholders or reduce our financial resources.

We acquired all rights to RLYB116 and RLYB114 from Sobi in 2019. We also obtained worldwide exclusive rights to RLYB332 from Sanofi in 2022. If we continue to progress the development of our product candidates, we may acquire or in-license rights to product candidates, products or technologies, acquire other businesses or enter into collaborations with third parties. We may not be able to enter into such transactions on favorable terms, or at all. Any such acquisitions, in-licenses or collaborations may not strengthen our competitive position, and these transactions may be viewed negatively by analysts, investors, customers, or other third parties with whom we have relationships. We may decide to incur debt in connection with an acquisition, or in-license or issue our common stock or other equity securities as consideration for the acquisition, which would reduce the percentage ownership of our existing stockholders.

We could incur losses resulting from undiscovered liabilities of the acquired business that are not covered by the indemnification we may obtain from the sellers of the acquired business. In addition, we may not be able to successfully integrate the acquired personnel, technologies, and operations into our existing business in an effective, timely, and non-disruptive manner. Such transactions may also divert management attention from day-to-day responsibilities, increase our expenses, and reduce our cash available for operations and other uses. We cannot predict the number, timing or size of future acquisitions or in-licenses or the effect that any such transactions might have on our operating results.

We may not realize the anticipated benefits of any current or future collaboration, each of which involves or will involve numerous risks, including:

∎	a collaborator may shift its priorities and resources away from our product candidates due to a change in business strategies, or a merger, acquisition, sale, or downsizing;

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a collaborator may seek to renegotiate or terminate its relationship with us due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;

∎	a collaborator may cease development in therapeutic areas that are the subject of our collaboration;

∎	a collaborator may not devote sufficient capital or resources towards our product candidates, or may fail to comply with applicable regulatory requirements;

∎	a collaborator may change the success criteria for a product candidate, thereby delaying or ceasing development of such candidate;

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a significant delay in initiation of certain development activities by a collaborator will also delay payment of milestones tied to such activities, thereby impacting our ability to fund our own activities;

∎	a collaborator could develop a product that competes, either directly or indirectly, with our product candidates;

∎	a collaborator with commercialization obligations may not commit sufficient financial resources or personnel to the marketing, distribution, or sale of a product;

∎	a collaborator with manufacturing responsibilities may encounter regulatory, resource, or quality issues and be unable to meet demand requirements;

∎	a collaborator may terminate a strategic alliance;

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a dispute may arise between us and a collaborator concerning the research, development, or commercialization of a product candidate resulting in a delay in milestones or royalty payments or termination of the relationship and possibly resulting in costly litigation or arbitration, which may divert management’s attention and resources; and

∎	a collaborator may use our products or technology in such a way as to invite litigation from a third-party.

If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development, manufacturing, or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for expenses or activities that would otherwise have been the responsibility of our collaborator. If we are unable to establish and maintain collaborations on acceptable terms or to successfully transition away from terminated collaborations, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense, or find alternative sources of capital, which would have a material adverse impact on our clinical development plans and business. If we fail to establish and maintain collaborations related to our product candidates, we could bear all of the risk and costs related to the development of any such product candidate, and we may need to seek additional financing, hire additional employees and otherwise develop expertise for which we have not budgeted. This could negatively affect the development and commercialization of our product candidates.

We may face significant competition in identifying and acquiring businesses or assets, in-licensing intellectual property rights and seeking appropriate collaboration partners for our product candidates, and the negotiation process may be time-consuming and complex. In order for us to successfully partner our product candidates, potential collaborators must view these product candidates as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other products or product candidates available for licensing from or in connection with collaborations with other companies. Our success in acquiring business or assets or in partnering with collaborators may depend on our history or perceived capability of successful product development. Even if we are successful in our efforts to acquire businesses or assets, in-license intellectual property rights or establish collaborations, we may not be successful in developing such product candidates or technologies or able to maintain such collaborations if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing.

Our reliance on a central team consisting of a limited number of employees and third parties who provide various administrative, research and development, and other services across our organization presents operational challenges that may adversely affect our business.

As of June 30, 2026, we had 7 full-time employees, upon whom we rely for various administrative, research and development, business development and other support services shared among our subsidiaries. The size of our centralized team may limit our ability to devote adequate personnel, time, and resources to support the operations of all of our subsidiaries, including their research and development activities, the management of financial, accounting, and reporting matters, and the oversight of our third-party vendors and partners. If our centralized team or our third-party vendors and partners performing such functions fail to provide adequate administrative, research and development, or other services across our entire organization, our business, financial condition, and results of operations could be harmed.

Our employees and independent contractors, including principal investigators, CROs, consultants and vendors, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

Misconduct by our employees and independent contractors, including principal investigators, CROs, consultants, vendors and any third parties we may engage in connection with research, development, regulatory, manufacturing, quality assurance and other pharmaceutical functions and commercialization, could include intentional, reckless or negligent conduct or unauthorized activities that violate various laws, including: (i) the laws and regulations of the FDA, and other similar regulatory authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) data privacy, security, fraud and abuse and other healthcare laws and regulations; or (iv) laws that require the reporting of true, complete and accurate financial information and data. Sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Activities such as the improper use or misrepresentation of information obtained in the course of clinical trials, creation of fraudulent data in preclinical studies or clinical trials, or illegal misappropriation of drug product, could also result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person or government agency could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us or them and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal, and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid, other U.S. federal healthcare programs or healthcare programs in other jurisdictions, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations.

We currently rely and will rely on third parties for the manufacture of drug substance and drug product for our preclinical studies and clinical trials and, if we continue to progress the development of our product candidates, expect to continue to do so for commercialization of any product candidates that we may develop that are approved for marketing. Our reliance on third parties may increase the risk that we will not have sufficient quantities of such drug substance, product candidates, or any products that we may develop and commercialize, or that such supply will not be available to us at an acceptable cost, which could delay, prevent, or impair our development or commercialization efforts.

We have limited personnel with experience in manufacturing, and we do not own facilities for manufacturing RLYB116 or any other product candidate. Instead, we rely on and expect to continue to rely on contract manufacturers for the supply of cGMP-drug substance and drug product of RLYB116 and any other product candidates we develop and, in the future, for commercial supply. Reliance on third parties may expose us to more risk than if we were to manufacture our product candidates ourselves.

We may be unable to establish necessary supply agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

∎	the possible breach of the manufacturing agreement by the third-party;

∎	the possible termination or nonrenewal of the agreement by the third-party at a time that is costly or inconvenient for us;

∎	reliance on the third-party for regulatory compliance, quality assurance, safety, and pharmacovigilance and related reporting; and

∎	the possible inability of third-party suppliers to supply and/or transport materials, components and products to us in a timely manner as a result of disruptions to the global supply chain.

Third-party manufacturers may fail to comply with cGMP regulations or similar regulatory requirements outside the United States. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our product candidates as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our product candidates, including leading to significant delays in the availability of our product candidates for our clinical trials or the termination of or suspension of a clinical trial, or the delay or prevention of a filing or approval of marketing applications for our product candidates. Moreover, our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocations, seizures or recalls of product candidates or medicines, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of our medicines and harm our business, financial condition, results of operations, and prospects.

While we provide oversight of manufacturing activities, we have limited ability to control the execution of manufacturing activities by, and are or will be dependent on, our CMOs for compliance with cGMP requirements for the manufacture of our product candidates by our CMOs. As a result, we are subject to the risk that our product candidates may have manufacturing defects or fail to comply with regulatory requirements, which we have limited ability to prevent. CMOs may also have competing obligations that prevent them from manufacturing our product candidates in a timely manner. If a CMO cannot successfully manufacture drug substance that conforms to our specifications and the regulatory requirements, we will not be able to secure or maintain regulatory approval for the use of our product candidates in clinical trials, or for commercial distribution of our product candidates, if approved. In addition, we have limited control over the ability of our CMOs to maintain adequate quality control, quality assurance, and qualified personnel, and we were not involved in developing our CMOs’ policies and procedures.

The facilities and processes used to manufacture our product candidates are subject to inspection by the FDA, EMA and other comparable foreign authorities. If the FDA, EMA or other comparable foreign regulatory authority finds deficiencies with or does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval or finds deficiencies in the future, we may need to find alternative manufacturing facilities or conduct additional studies, which would delay our development program and significantly impact our ability to develop, obtain regulatory approval for, or commercialize our product candidates, if approved. Furthermore, CMOs may breach existing agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreement at a time that is costly or otherwise inconvenient for us. Finding new CMOs or third-party suppliers involves additional cost and requires our management’s time and focus. In addition, there is typically a transition period when a new CMO commences work.

Any significant delay in the supply of our product candidates or the raw materials needed to produce our product candidates, could considerably delay conducting our clinical trials and potential regulatory approval of our product candidates. If we were unable to find an adequate CMO or another acceptable solution in time, our clinical trials could be delayed, or our commercial activities could be harmed.

We rely on and will continue to rely on CMOs to purchase from third-party suppliers the raw materials necessary to produce our product candidates. We have limited ability to control the process or timing of the acquisition of these raw materials by our CMOs. Moreover, we currently do not have any agreements for the production of these raw materials. Supplies of raw materials could be interrupted from time to time and we cannot be certain that alternative supplies could be obtained within a reasonable time frame, at an acceptable cost, or at all. In addition, a disruption in the supply of raw materials could delay the commercial launch of our product candidates, if approved, or result in a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates. Growth in the costs and expenses of raw materials may also impair our ability to cost effectively manufacture our product candidates. There are a limited number of suppliers for the raw materials that we may use to manufacture our product candidates and we may need to assess alternative suppliers to prevent a possible disruption of the manufacture of our product candidates. Moreover, our product candidates utilize drug substances that are produced on a small scale, which could limit our ability to reach agreements with alternative suppliers.

As part of their manufacture of our product candidates, our CMOs and third-party suppliers are expected to comply with and respect the intellectual property and proprietary rights of others. If a CMO or third-party supplier fails to acquire the proper licenses or otherwise infringes, misappropriates or otherwise violates the intellectual property or the proprietary rights of others in the course of providing services to us, we may have to find alternative CMOs or third-party suppliers or defend against claims of infringement, either of which would significantly impact our ability to develop, obtain regulatory approval for, or commercialize our product candidates, if approved.

Our collaborators also may breach their agreements with us or otherwise fail to perform to our satisfaction, which could impact the development timeline of our product candidates.

If we continue to progress the development of our product candidates, we will continue to rely on third parties to conduct, supervise, and monitor our preclinical studies and clinical trials. If we fail to effectively oversee and manage these third parties, if they do not successfully carry out their contractual duties, or if they perform in an unsatisfactory manner, it may harm our business.

We rely, and will continue to rely, on CROs, CRO-contracted vendors, and clinical trial sites to ensure the proper and timely conduct of our clinical trials. Our reliance on CROs for clinical development activities limits our control over these activities, but we remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol and legal, regulatory, and scientific standards.

We and our CROs will be required to comply with the GLP requirements for our preclinical studies and GCP requirements for our clinical trials. Regulatory authorities enforce GCP requirements through periodic inspections of trial sponsors, principal investigators, and clinical trial sites. If we, or our CROs, fail to comply with GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or other comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements and may require a large number of patients. Our failure or any failure by our CROs, investigators, CMOs or other third parties to comply with regulatory requirements or to recruit enough patients may delay ongoing or planned clinical trials or require us to repeat clinical trials, which would delay the regulatory approval process. Failure by us or by third parties we engage to comply with regulatory requirements can also result in fines, adverse publicity, and civil and criminal sanctions. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Our CROs, vendors and clinical trial investigators are not our employees, and we do not control whether they devote sufficient time and resources to our clinical trials. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other drug development activities, which could harm our competitive position. We face the risk of potential unauthorized disclosure or misappropriation of our intellectual property by CROs and other third parties involved in our preclinical studies and clinical trials, which may reduce our trade secret protection and allow our potential competitors to access and exploit our proprietary technology. If our CROs and other third parties involved in our trials do not successfully carry out their contractual duties or obligations, or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for any other reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, any product candidates that we develop. As a result, our financial results and the commercial prospects for any product candidates that we develop would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

If our relationship with any CRO terminates, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves substantial cost and requires management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we intend to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have an adverse impact on our business, financial condition, and prospects.

Risks Related to Healthcare Laws and Other Legal Compliance Matters

If we continue to progress the development of our product candidates, enacted and future healthcare legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates, if approved, and may affect the prices we may set.

In the United States and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes, and additional proposed changes, to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of health care. As an earlier example with longstanding impact, in March 2010, the ACA was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. The ACA expanded health care coverage through a Medicaid eligibility expansion and the implementation of the individual mandate for health insurance coverage. The ACA also imposed an annual fee payable on manufacturers of branded prescription drugs and biologic agents (other than those designated as orphan drugs) and implemented changes to the coverage and reimbursement of drug products under government healthcare programs, including an expansion in the Medicaid drug rebate program, an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid drug rebate program, and the establishment of a new Medicare Part D coverage gap discount program.

Beyond the ACA, there have been ongoing healthcare reform efforts, including efforts focused on drug pricing and payment. For example, the Inflation Reduction Act (“IRA”) of 2022 includes a number of changes intended to address rising prescription drug prices in Medicare Parts B and D. These changes include caps on Medicare Part D out-of-pocket costs, Medicare Part B and Part D drug price inflation rebates, a new Medicare Part D manufacturer discount drug program (replacing the ACA Medicare Part D coverage gap discount program) and a drug price negotiation program for certain high spend Medicare Part B and D drugs (with negotiated prices for the first set of drugs taking effect in 2026). The IRA has had and will likely continue to have a significant impact on the pharmaceutical industry. Additionally, changes to Medicaid effective in 2024 eliminated the Medicaid rebate cap. And changes to certain Medicare price reporting requirements for drugs beginning in 2026 will likely increase the administrative and compliance burden for manufacturers.

Recently, drug pricing and payment has been subject to a number of reform initiatives. For example, President Trump issued an Executive Order in April 2025 with multiple directives aimed at lowering drug prices, including refining the Medicare drug price negotiation program established by the IRA; accelerating competition for high-cost prescription drugs by accelerating approval of generics and biosimilars and facilitating the process for re-classifying prescription drugs as over-the-counter drugs; and increasing drug importation. In May 2025, President Trump issued another Executive Order that directed government agencies and officials to identify most-favored nation pricing targets for prescription drugs (and looked to pharmaceutical manufacturers to make significant progress towards delivering target prices to patients); prevent foreign countries from disproportionately shifting the cost of global pharmaceutical research and development to the United States; and facilitate direct-to-consumer purchasing programs for pharmaceutical manufacturers to sell their products to patients at the most-favored-nation price. In the wake of the Executive Orders and related executive initiatives, a number of pharmaceutical manufacturers have announced direct-to-consumer offerings with discounted prices and/or reached agreement with the federal government regarding pricing for drugs, including prices for Medicaid drugs and newly launched products. A website sponsored by the federal government that is anticipated to offer pharmaceutical direct-to-consumer channels in the future has also been launched. Federal agencies are developing new drug pricing pilot programs, such as a voluntary Medicaid initiative which would authorize the federal government to negotiate Medicaid supplemental rebates with participating manufacturers on behalf of state Medicaid programs, in exchange for standardized coverage criteria for participating manufacturer drugs, and proposed Medicare Part B and D pilot models that, if finalized as proposed, would replace existing inflation-based Medicare rebates with rebates determined on the basis of international prices, for drugs and patients subject to the model. Many of these reform initiatives would require additional legal and/or administrative action to implement and may be subject to legal challenge.

Other federal healthcare reform efforts or actions may affect access to healthcare coverage or the funding of health care benefits, although the full impact of such efforts or actions cannot be predicted. For example, the Congressional Budget Office has estimated that Medicaid provisions in the 2025 budget reconciliation legislation, including restrictions in eligibility and funding for Medicaid, as well as changes to the healthcare marketplace such as the elimination of certain subsidies, will increase the number of uninsured.

Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, measures designed to encourage importation from other countries and bulk purchasing.

Healthcare reform efforts have been and may continue to be subject to scrutiny, legal challenge and subsequent amendment, creating further uncertainty.

Other recent government actions may also affect prices or payments for prescription drugs. For example, the Trump Administration’s recently announced tariff on branded or patented drugs may increase the cost of drug products that are imported from abroad or manufactured using products or materials imported from abroad. The timeline for implementation of this tariff has not yet been finalized. As another example, the Budget Control Act, as amended, resulted in the imposition of reductions in Medicare (but not Medicaid) payments to providers in 2013 and will remain in effect through 2032 unless additional Congressional action is taken. Any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented and/or any significant taxes or fees that may be imposed on us could have an adverse impact on our results of operations.

Healthcare or other reform initiatives could affect demand for, or pricing of, any future products if approved for sale. We cannot, however, predict the ultimate content, timing or effect of any federal and state reform efforts. There is no assurance that federal or state health care reform will not adversely affect our future business and financial results.

In markets outside of the United States, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action in the United States or any other jurisdiction. If we, or any third parties we may engage, are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

If we continue to progress the development of our product candidates, our business operations and current and future relationships with contractors, investigators, healthcare professionals, consultants, third-party payors, patient organizations, customers, and others will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with contractors, investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell, and distribute our product candidates, if approved. Such laws, some of which may apply only after our products are approved for marketing, include:

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U.S. federal false claims, false statements and civil monetary penalties laws prohibiting, among other things, any person from knowingly presenting, or causing to be presented, a false claim for payment of government funds or knowingly making, or causing to be made, a false statement to get a false claim paid;

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U.S. federal healthcare program anti-kickback law, which prohibits, among other things, persons from offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual for, or the purchasing or ordering of, a good or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

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U.S. federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act which, in addition to privacy protections applicable to healthcare providers and other entities, prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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U.S. FDCA, which among other things, strictly regulates drug marketing, prohibits manufacturers from marketing such products prior to approval or for off-label use and regulates the distribution of samples;

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U.S. federal laws that require pharmaceutical manufacturers to calculate, report and certify certain complex product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under government healthcare programs;

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U.S. federal Open Payments (or federal “sunshine” law), which requires pharmaceutical and medical device companies to monitor and report certain financial interactions with certain healthcare providers to Centers for Medicare & Medicaid Services (“CMS”) for re-disclosure to the public, as well as ownership and investment interests held by physicians and their immediate family members;

∎	U.S. federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws; state laws requiring pharmaceutical companies to comply with specific compliance standards, restrict financial interactions between pharmaceutical companies and healthcare providers or report information related to payments to health care providers, marketing expenditures or drug prices; state and local laws requiring the registration of pharmaceutical sales representatives; state laws regulating the manufacture and distribution of biopharmaceutical products; and state laws governing privacy, security, and breaches of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts;

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U.S. laws and regulations prohibiting bribery and corruption, such as the U.S. Foreign Corrupt Practices Act (“FCPA”), which, among other things, prohibits U.S. companies and their employees and agents from authorizing, promising, offering, or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations or foreign government-owned or affiliated entities, candidates for foreign public office, and foreign political parties or officials thereof; and

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similar healthcare laws and regulations in the EU and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of personal information, such as, where applicable, the General Data Protection Regulation (“GDPR”) which imposes obligations and restrictions on the collection, use, and disclosure of personal data relating to individuals located in the EU and the European Economic Area (“EEA”) (including health data). See “—Our business operations may subject us to data protection laws, including the GDPR, the United Kingdom (“UK”) GDPR, the California Consumer Privacy Act of 2018 (“CCPA”) and other similar laws.”

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare and other laws and regulations will involve substantial costs. Given the breadth of the laws and regulations and narrowness of any exceptions, limited guidance for certain laws and regulations and evolving government interpretations of the laws and regulations, regulatory authorities may possibly conclude that our business practices may not comply with healthcare laws and regulations, including our consulting agreements and other relationships with healthcare providers.

If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to actions including the imposition of civil, criminal, and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements, or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Further, defending against any such actions can be costly, time consuming, and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Our business operations may subject us to data protection laws, including the GDPR, the UK GDPR, the CCPA and other similar laws.

The GDPR and UK GDPR apply to companies established in the EEA and UK, respectively, as well as to companies that are not established in the EEA or UK, respectively, and which collect and use personal data in relation to (i) offering goods or services to, or (ii) monitoring the behavior of, individuals located in the EEA or UK, respectively. If we conduct clinical trial programs in the EEA or UK (whether the trials are conducted directly by us or through a clinical vendor or collaborator), enter into research collaborations involving the monitoring of individuals in the EEA or UK, or market our products to individuals in the EEA or UK, we will be subject to the GDPR or UK GDPR, as applicable, which place stringent operational requirements for processors and controllers of personal data of individuals in the EEA and UK, respectively. If our or our collaborators’ or service providers’ privacy or data security measures fail to comply with the GDPR or UK GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data, temporary or definitive bans on data processing, or fines of up to 20 million Euros in the case of GDPR or £17.5 million in the case of UK GDPR or, in each case, up to 4% of our total worldwide annual revenue of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, including class-action type litigation, negative publicity, reputational harm and a potential loss of business and goodwill.

Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the UK to the United States. On July 16, 2020, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework (the “Privacy Shield”) under which personal data could be transferred from the EEA to US entities who had self-certified under the Privacy Shield scheme. This framework has been replaced by the E.U.-U.S. Data Privacy Framework, for which the EC adopted an adequacy decision in July 2023, and the UK Extension to the E.U.-U.S. Data Privacy Framework, which took effect in October 2023. While we do not currently rely upon these frameworks, we expect there to be legal challenges to this framework in the future, which could draw into question the legitimacy of other cross-border transfer mechanisms, including the standard contractual clauses on which we rely to transfer personal data from the EEA and UK to the U.S. and other jurisdictions. On June 4, 2021, the EC released two revised sets of standard contractual clauses for transfers of personal data from the EEA to the U.S. and has indicated that it will release additional revised standard contractual clauses in the future.

These recent developments may require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to/in the United States. Other countries outside of the EEA and UK maintain different privacy laws that we are subject to which may further increase our costs of compliance and expose us to greater legal risk.

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to HIPAA establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. While we do not believe that we are directly subject to HIPAA as either a “covered entity” or “business associate,” U.S. sites at which we conduct clinical trials are likely to be covered entities and thus must ensure that they obtain adequate patient authorization or establish another basis under HIPAA to disclose a clinical trial subject’s individually identifiable health information to us and other entities participating in our clinical trials.

In the United States, the CCPA imposes many obligations for the collection, processing, and sharing of personal information of California residents. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Because we have not yet generated revenue and do not meet the CCPA’s other jurisdictional tests, we do not yet meet the applicable threshold for the CCPA to apply to our business. If our business becomes subject to CCPA in the future, it could increase our compliance costs and potential liability. Similar laws have been proposed or passed in more than half of the states in the U.S. and in the U.S. Congress. In addition, Washington state enacted the My Health, My Data Act, a health-focused consumer privacy law, which took effect in March 2024. This law imposes obligations related to the collection and sharing of certain health-related information that is not subject to HIPAA and that does not fall within certain other exceptions in the law. Other states have enacted, or are in the process of enacting, similar health-focused consumer privacy laws. Furthermore, all fifty U.S. states, the District of Columbia, Puerto Rico, and other U.S. territories have enacted data breach notification laws that require, among other things, notifications to state governments and/or the affected individuals in the event of a data breach. Such laws differ from one another, and may impose significant compliance burden. Further, we may at times fail, or be perceived to have failed, to have complied with such laws. This could result in significant consequences, which include, but are not limited to, the imposition of fines and penalties, government enforcement actions, investigations and other proceedings, as well as additional reporting requirements and/or oversight.

Also of note, in June 2024, the Protecting Americans’ Data from Foreign Adversaries Act of 2024 took effect. This law prohibits data brokers from making available certain personally identifiable sensitive data of U.S. individuals to “foreign adversary” countries, such as the People’s Republic of China (“PRC”), and entities controlled by such countries. Additionally, in January 2025, the DOJ published a final rule implementing President Biden’s Executive Order 14117, “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern,” which became effective in April 2025. This final rule prohibits certain data brokerage transactions and transactions involving certain bulk human ‘omic data, including human genomic data and biospecimens from which such data can be derived, with restricted jurisdictions, such as the PRC, and “covered persons” that have certain ties to such restricted jurisdictions. The final rule also places restrictions on certain vendor, employment and investment agreements with such jurisdictions. These restrictions may affect our ability to engage in collaborations or license agreements with entities in restricted countries or with a nexus to such countries going forward. As such, we will need to review periodically our operations in comparison to developments in such laws. Achieving and sustaining compliance with applicable international, federal and state privacy, security, and breach reporting laws may prove time-consuming and costly. Failure to comply with any of these legal requirements could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: interruptions or stoppages in our business operations, including our clinical studies; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or revision or restructuring of our operations.

We are subject to environmental, health and safety laws and regulations, and we may become exposed to liability and substantial expenses in connection with environmental compliance or remediation activities.

Our operations, including our development, testing and manufacturing activities, are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release, and disposal of and the maintenance of a registry for, hazardous materials and biological materials, such as chemical solvents, human cells, carcinogenic compounds, mutagenic compounds, and compounds that have a toxic effect on reproduction, laboratory procedures and exposure to blood-borne pathogens. If we fail to comply with such laws and regulations, we could be subject to fines or other sanctions.

As with other companies engaged in activities similar to ours, we face a risk of environmental liability inherent in our current and historical activities, including liability relating to releases of or exposure to hazardous or biological materials. Environmental, health and safety laws and regulations are becoming more stringent. We may be required to incur substantial expenses in connection with future environmental compliance or remediation activities, in which case, the production efforts of our third-party manufacturers or our development efforts may be interrupted or delayed.

Risks Related to Our Intellectual Property

If we are unable to obtain, maintain and enforce patent protection for our technology and product candidates, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize similar or identical technology and products, and our ability to successfully develop and commercialize our technology and product candidates may be adversely affected.

Our success depends in large part on our ability to obtain and maintain intellectual property, particularly patents, in the United States and other countries, with respect to any proprietary technology and product candidates we develop. If we are unable to obtain or maintain patent protection of proprietary technology or product candidates by filing patent applications and/or in-licensing related intellectual property in commercially relevant jurisdictions, our business, financial condition, results of operations and prospects could be materially harmed.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to identify, file, prosecute, maintain, defend or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. In some circumstances involving technology that we license from third parties, we do not have the sole right to control the preparation, filing and prosecution of patent applications or to maintain, enforce and defend the in-licensed patents. Therefore, these in-licensed patents and applications may not be prepared, filed, prosecuted, maintained, defended and enforced in a manner consistent with the best interests of our business.

The patent rights of pharmaceutical and biotechnology companies generally are highly uncertain, involve complex legal and factual questions and have been the subject of much litigation in recent years. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged in the United States or in numerous foreign jurisdictions. Various courts, including the U.S. Supreme Court, have rendered decisions that affect the scope of patent eligibility of certain inventions or discoveries relating to biotechnology. These decisions conclude, among other things, that abstract ideas, natural phenomena and laws of nature are not themselves patent eligible subject matter.

Precisely what constitutes a law of nature or abstract idea is uncertain, and certain aspects of our technology could be considered ineligible for patenting under applicable law. In addition, the scope of patent protection outside the United States is uncertain, and laws of foreign countries may not protect our rights to the same extent as the laws of the United States or vice versa. For example, European patent law precludes the patentability of methods of treatment of the human body. With respect to both owned and in-licensed patent rights, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents that protect our technology and product candidates, in whole or in part, in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors. Changes in either the patent laws or interpretation of the patent laws in the United States or other countries may diminish the value of our patents and our ability to obtain, protect, maintain, defend and enforce our patent rights, narrow the scope of our patent protection and, more generally, affect the value or narrow the scope of our patent rights.

Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or, in some cases, are not published at all. Therefore, neither we nor our licensors can know with certainty whether either we or our licensors were the first to make the inventions claimed in the patents and patent applications we own or in-license now or in the future, or that either we or our licensors were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our owned and in-licensed patent rights are uncertain. In addition, the scope of patent protection outside the United States is uncertain, and laws of foreign countries might not protect our rights to the same extent as the laws of the United States or vice versa.

Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if our patent applications issue as patents, they might not issue in a form that will provide us with any competitive advantage. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents might be challenged in a variety of proceedings before courts or patent offices in the United States and abroad. Such challenges might result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology without payment to us, and/or limit the duration of the patent protection of our technology and product candidates. If the breadth or strength of our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

For these reasons, our patent portfolio might not provide us with sufficient rights to exclude others from using or commercializing technology and products similar or identical to our technology and product candidates.

Obtaining and maintaining patent protection depends on compliance with various procedural requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The United States Patent and Trademark Office (“USPTO”) and foreign patent offices have a number of procedural and documentary requirements that must be complied with during the patent application and prosecution process. Periodic fees must be paid to the USPTO and foreign patent offices at several stages or annually over the lifetime of issued patents and pending patent applications. In certain circumstances, we might rely on our licensing partners to meet procedural, documentary, and fee requirements of the relevant patent agency. With respect to our patents, we rely outside counsel to remind us of the due dates and to make payment after we instruct them to do so. While an inadvertent lapse can in many cases be cured, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we or our licensors fail to maintain current and future patents and patent applications covering our product candidates, our competitors might be able to enter the market with similar or identical products or technology, which would have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, and even where such protection is available, adequate judicial and governmental enforcement of such intellectual property rights may be lacking. Consequently, third parties may attempt to develop and/or commercialize competitive products in foreign countries where we do not have any patent protection and/or where legal recourse may be limited. Further, we may not be able to prevent third parties from importing products made using our inventions into the United States or other jurisdictions. This may have a significant commercial impact on our business operations.

Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and even if we do prevail, the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries, including India, China and certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business, financial condition, results of operations, and prospects may be adversely affected.

Changes to patent laws in the United States and other jurisdictions could diminish the value of our patents, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of patent laws in the United States or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of our patent applications and the maintenance, enforcement or defense of our issued patents, all of which could have a material adverse effect on our business. For example, in 2023, patent reform in the EU created a unitary patent and established a Unified Patent Court (“UPC”). The unitary patent facilitates validation of a patent granted by the European Patent Office in the EU member states that participate in the unitary patent. The UPC is a centralized body with jurisdiction over actions for preliminary injunctions, infringement, and revocation of patents granted by the European Patent Office. While the UPC has exclusive jurisdiction over unitary patents, patentees that do not utilize the unitary patent for validation can opt existing or future patents out of the jurisdiction of the UPC. There are both risks and benefits associated with pursuing Unitary Patents and with submitting to the jurisdiction of the UPC in the absence of a Unitary Patent. For example, because the UPC is a relatively new forum, little precedent exists, and the manner in which European patent law will be applied by the UPC is unpredictable, which presents potential risks to a patent’s scope and enforceability. In addition, an unfavorable outcome before the UPC could result in a European patent being invalidated in all participating member states. In comparison, European patents that are not under the jurisdiction of the UPC must be litigated separately in each member state, which causes patent challengers to incur additional costs and leaves open the possibility that a challenged patent could be affirmed in some member states, even if it is invalidated in others. From an enforcement perspective, the ability to assert patents against infringers under the UPC system could have significant financial benefits for a patentee, due to the ability to litigate in a single forum, rather than in each individual member state.

Currently, we do not have any unitary patents and we have opted out of UPC jurisdiction for our existing European patents. While we have and will continue to make case-by-case decisions about whether to pursue unitary patents or to elect the jurisdiction of the UPC, we cannot be certain that a more favorable outcome could be achieved if the opposite decision were made. We also cannot be certain whether the legal precedent of the UPC will evolve in a manner that is more or less favorable to us than the precedent of individual member states in a given situation or for a given patent.

In addition to legislative changes, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has increased uncertainty with respect to the validity and enforceability of patents once obtained. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. Further, political changes in government leadership both within and outside of the U.S. could result in changes to national patent laws and regulations or multi-country intellectual property treaties, which could impact patent enforcement in the U.S. and internationally. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

If we are unable to obtain licenses from third parties on commercially reasonable terms, our business could be harmed.

In addition to our existing licensing agreements, it may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, if approved, in which case we would be required to obtain a license from these third parties. The in-licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to in-license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. Furthermore, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. These factors might mean fewer suitable licensing opportunities for us, as well as higher acquisition or licensing costs.

If we are unable to obtain a necessary license, the third parties owning such intellectual property rights could seek an injunction prohibiting our development and/or commercialization of the affected product candidates. Even if we are able to obtain a license, the terms may be unfavorable; for example, it may require substantial licensing or royalty payments, or be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

If we are unable to obtain third-party intellectual property rights or to maintain our existing intellectual property rights, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected technology and product candidates, which could harm our business, financial condition, results of operations, and prospects significantly.

If we fail to comply with our obligations in our intellectual property licenses with third parties, or otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.

We are party to license agreements that impose upon us certain obligations, and we may enter into additional licensing and funding arrangements with third parties that may impose, among other things, diligence, development, and commercialization timelines, milestone and royalty payments, and insurance If we fail to comply with such obligations under current or future license and funding agreements, our counterparties may have the right to terminate these agreements, in which event we might be forced to cease developing, manufacturing or marketing any product that is covered by these agreements or may face other penalties under such agreements, or our counterparties may require us to grant them certain rights. Such an occurrence could materially adversely affect the value of any product candidate being developed under any such agreement.

Termination or reduction or elimination of our rights under these agreements, or restrictions on our ability to freely assign or sublicense our rights under such agreements may result in our loss of rights or our having to negotiate new or reinstated agreements with less favorable terms, which would impede, delay or prohibit the further development or commercialization of any product candidates that rely on such agreements.

Disputes may arise regarding intellectual property that is or becomes subject to a licensing agreement, including:

∎	the scope of rights granted under the license agreement and other matters of contract interpretation;

∎	whether and the extent to which our technology and processes infringe the intellectual property rights of the licensor that are not subject to the licensing agreement;

∎	whether our licensor or its licensor had the right to grant the license agreement;

∎	whether third parties are entitled to compensation or equitable relief, such as an injunction, for our use of the intellectual property rights without their authorization;

∎	our involvement in the prosecution of licensed patents and our licensors’ overall patent enforcement strategy;

∎	the amounts of royalties, milestones or other payments due under the license agreement;

∎	the sublicensing of patent and other rights under collaborative development relationships;

∎	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

∎	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

∎	the priority of invention of patented technology.

The resolution of any contract disagreement that may arise could narrow the scope of our rights to the relevant intellectual property or technology, could increase our financial or other obligations under the relevant agreement, or could result in loss of some or all rights under the license agreement. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected technology and product candidates. Any of these outcomes could have a material adverse effect on our business, financial condition, results of operations and prospects.

Despite our efforts, our licensors or future licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize product candidates and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors could seek regulatory approval for and market products and technologies identical to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Patent terms may not protect our competitive position for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are approved for use or commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours during periods when commercial exclusivity would be valuable to us.

If we do not obtain a patent term extension for any product candidates we might develop, our business might be materially harmed.

In the United States, the term of a patent that covers an FDA-approved drug may be eligible for a patent term extension (“PTE”) of up to five years beyond the expiration date of the patent, as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, permits a PTE of up to five years beyond the expiration date of the patent. The length of the PTE is related to the length of time the drug is under regulatory review, and cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. The patent term of only one patent applicable to an approved drug may be extended, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Similar provisions are available in Europe and certain other jurisdictions. While we expect to apply for PTE on patents covering our product candidates, there is no guarantee that such extensions will be granted and, even if granted, the length of such extensions. We may not be granted PTE either in the United States or in any foreign country, even where that patent is eligible for PTE, if, for example, we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Furthermore, for licensed patents, we might not be able to control whether a petition to obtain a PTE is filed or obtained from the USPTO and/or foreign patent office(s). If we are unable to obtain any PTE, or if the term of extension is less than we request, our business, financial condition, results of operations and prospects could be materially harmed.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we seek to protect our trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies. Detecting the disclosure or misappropriation of a trade secret and enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we cannot guarantee that we have entered into confidentiality agreements with each party that may have or has had access to our trade secrets or proprietary technology.

Over time, our trade secrets, know-how and proprietary information may be disseminated within the industry through independent development, the publication of journal articles and the movement of personnel to and from academic and industry scientific positions. Consequently, we may be unable to prevent others from exploiting that technology, which could affect our ability to expand in domestic and international markets. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third-party, our competitive position would be materially and adversely harmed.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. These security measures may be breached, and we may not have adequate remedies for any breach.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We might be unable to successfully register our trademarks and trade names, and/or to establish name recognition based on our trademarks and trade names, which could result in substantial costs and diversion of resources, and could adversely impact our ability to compete effectively. In addition, our trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using them. At times, competitors may adopt trademarks or trade names similar to ours, impeding our ability to build brand identity, and possibly leading to market confusion. In addition, we could be subject to trademark or trade name infringement claims brought by owners of other registered trademarks or trade names.

We may become involved in lawsuits to protect or enforce our patent or other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors and other third parties may infringe, misappropriate or otherwise violate our patents or other intellectual property. As a result, we or our licensors may need to file infringement, misappropriation or other intellectual property claims, which can be expensive and time-consuming. Any claims we assert against others could provoke them to assert counterclaims against us alleging that we infringe, misappropriate or otherwise violate their intellectual property rights.

In a patent infringement proceeding, the perceived infringers could counterclaim that the patents we or our licensors have asserted are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are common. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may institute such claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions, such as opposition proceedings in the European Patent Office. The outcomes of allegations of invalidity or unenforceability are unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art of which the patent examiner and we or our licensing partners were unaware during prosecution.

An adverse result in any such proceeding could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not yielding an issued patent. A court may also refuse to enjoin a third-party from using the technology at issue, for example, on the basis that patents do not cover that technology. Furthermore, if the breadth or strength of protection provided by our current or future patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products or services. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our research programs and clinical trials.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO might be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of interference or derivation proceedings might fail and, even if successful, might result in substantial costs.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation and other proceedings, there is a risk that some of our confidential information or trade secrets could be disclosed during litigation. This could allow third parties to develop and commercialize competing technologies and products, and have a material adverse impact on our business, financial condition, results of operations and prospects.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our patents, trade secrets or other intellectual property. For example, we may have inventorship or ownership disputes that arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership of our patents, trade secrets or other intellectual property. If we or our licensors or collaborators fail in defending any such claims, we may be required to pay monetary damages and we may also lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Third parties may allege that we are violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business.

Numerous U.S. and foreign issued patents and pending patent applications that are owned by third parties exist in the fields in which we are pursuing development candidates. We may not be aware of all such intellectual property rights potentially relating to our technology and product candidates, or we may incorrectly conclude that third-party intellectual property is invalid or that our activities and product candidates do not infringe the intellectual property rights of third parties. Thus, we do not know with certainty that our technology and product candidates, or our development and commercialization thereof, do not and will not infringe, misappropriate or otherwise violate any third-party’s intellectual property rights.

Competitors may also assert that our product candidates infringe their intellectual property rights as part of a business strategy to impede our successful entry into those markets. Adversarial proceedings might also be initiated by patent holding companies or other adverse patent owners who have no relevant product or service revenue, and against whom our own patents might provide little or no deterrence or protection. The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources and management attention to defend. The risks of being involved in such litigation and proceedings may increase if and as our product candidates near commercialization and as we gain greater visibility as a public company.

A court could hold that third-party patents are valid, enforceable and infringed by our product candidates or activities. To successfully challenge the validity of a U.S. patent in federal court, we would need to overcome a presumption of validity, which is a high burden that requires clear and convincing evidence of invalidity. There is no assurance that a court would invalidate the claims of any such U.S. patent.

Parties making claims against us may obtain injunctive or other equitable relief that could block our ability to commercialize our product candidates. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, indemnify customers, collaborators or other third parties; seek new regulatory approvals; and/or redesign our infringing products, which may not be possible or practical. In addition, if we are found to infringe, misappropriate or otherwise violate a third-party’s intellectual property rights, we may be required to obtain a license to continue developing, manufacturing and marketing our technology and product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. Further, a license could require us to make substantial licensing and royalty payments.

We may be subject to claims by third parties asserting that our employees, consultants or contractors have wrongfully used or disclosed confidential information or trade secrets of such third parties, that we have misappropriated their intellectual property, or that they own what we regard as our own intellectual property.

Many of our employees, consultants and contractors were previously employed or engaged by universities or other pharmaceutical or biotechnology companies. Many of them executed proprietary rights, non-disclosure and/or non-competition agreements in connection with such previous employment or engagement. Although we try to ensure that the individuals who work for us do not use the intellectual property rights, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or they have obtained, used, infringed, misappropriated, disclosed or otherwise violated the intellectual property rights of third parties. Any resulting litigation or the threat of litigation may adversely affect our ability to hire employees or engage consultants and contractors. A loss of key personnel or their work product could hamper or prevent us from developing and commercializing products and product candidates, which could harm our business.

In addition, while it is our policy to require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in obtaining such an agreement from each party who in fact develops intellectual property that we regard as our own. Our intellectual property assignment agreements with them may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we fail in prosecuting or defending any such claims, we may be required to pay monetary damages, and we may also lose valuable intellectual property rights or personnel, which could have a material adverse effect on our competitive position and prospects.

Intellectual property litigation or other legal proceedings relating to intellectual property could cost substantial resources.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements involving such proceedings, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient resources to conduct such litigation or proceedings adequately. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could compromise our ability to compete in the marketplace.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain a competitive advantage. For example:

∎	we or our license partners or current or future collaborators might not have been the first to file patent applications covering our or their inventions;

∎	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

∎	it is possible that our pending or future patent applications will not lead to issued patents;

∎	issued patents that we hold rights to may be held invalid or unenforceable;

∎

our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

∎	we cannot ensure that any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our product candidates;

∎	we cannot ensure that any patents issued to us will provide a basis for an exclusive market for our commercially viable product candidates or will provide us with any competitive advantages;

∎	we cannot ensure that our commercial activities or product candidates will not infringe upon the patents of others;

∎	we cannot ensure that we will be able to successfully commercialize our product candidates on a substantial scale, if approved, before the relevant patents that we own or license expire;

∎	we may not develop additional proprietary technologies that are patentable;

∎	the patents of others may harm our business; and

∎	we may choose not to seek patent protection in order to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks Related to Our Employees, Managing Our Growth and Our Operations

Our future success depends on our ability to retain our key personnel and to attract, retain and motivate qualified personnel.

We are highly dependent on the expertise of the principal members of our management, scientific, and clinical teams. Our scientific and clinical development personnel have extensive experience developing and implementing novel clinical trial designs and successfully conducting clinical trials in never-before treated patient populations. If we lose one or more of our executive officers or key employees, our ability to execute our programs and implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize product candidates successfully.

Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel on acceptable terms given the competition among numerous biotechnology and pharmaceutical companies for similar personnel. We may also experience competition for the hiring of scientific and clinical personnel from universities and research institutions.

Many of our employees were previously employed by Alexion Pharmaceuticals, Inc. (now part of AstraZeneca), a potential competitor. To the extent we employ or engage personnel from competitors, we may be subject to allegations that such individuals have been improperly solicited or have divulged proprietary or other confidential information, or that their former employers own intellectual property created by such personnel.

In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by entities other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

If employees seek alternate employment, we may have to increase reliance on external support to advance our operations. Any workforce reductions could also harm our ability to attract and retain qualified management, scientific, clinical, and manufacturing personnel who are critical to our business. Any failure to attract or retain qualified personnel could prevent us from successfully developing our product candidates in the future.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our computer systems, as well as those of our CROs and other contractors and consultants, are vulnerable to damage from computer viruses, unauthorized access, natural and manmade disasters (including hurricanes), terrorism, war, and telecommunication and electrical failures. While we do not believe that we have experienced any system failure or accident to date, if such an event were to occur and cause interruptions in our or their operations, it could result in delays and/or material disruptions of our research and development programs. For example, the loss of preclinical or clinical trial data from completed, ongoing, or planned trials, or the loss of other proprietary data, could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We are aware that a third party accessed the computer systems of one of our contractors and while we believe that such access did not result in loss of our proprietary data or disrupt our operations, we or our contractors may be subject to attacks in the future that could harm our business. Likewise, we currently rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability, and the development of our product candidates could be delayed.

Our proprietary or confidential information may be lost, or we may suffer security breaches.

The U.S. federal and various state and foreign governments have enacted or proposed requirements regarding the collection, distribution, use, security and storage of personally identifiable information and other data relating to individuals. In the ordinary course of our business, we and third parties with which we have relationships will continue to collect and store sensitive data, including clinical trial data, proprietary business information, personal data and personally identifiable information of our clinical trial subjects and employees, in data centers and on networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our and our collaborators’ security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or internal bad actors, breaches due to employee error, technical vulnerabilities, malfeasance, or other disruptions.

Several proposed and enacted federal, state and international laws and regulations obligate companies to notify individuals of security breaches involving personally identifiable information, which could result from breaches experienced by us or by third parties, including collaborators, vendors, contractors, or other organizations with which we have formed strategic relationships. Although, to our knowledge, neither we nor any such third parties have experienced any material security breach, and even though we may have contractual protections with such third parties, any such breach could compromise our or their networks and the information stored therein could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure, notifications, follow-up actions related to such a security breach or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and significant costs, including regulatory penalties, fines, and legal expenses, and such an event could disrupt our operations, cause us to incur remediation costs, damage our reputation, and cause a loss of confidence in us and our or such third parties’ ability to conduct clinical trials, which could adversely affect our reputation and delay the clinical development of our product candidates.

Risks Related to Our Common Stock

An active trading market for our common stock may not be sustained.

If a market for our common stock is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors, and, as a result of these and other factors, the price of our common stock may fall.

The market price of our common stock may be volatile, which could result in substantial losses for investors.

Shares of our common stock were offered in our IPO in July 2021 at a price of $104.00 per share and between the date of our IPO and June 30, 2026, the closing price per share of our common stock has ranged from as low as $2.00 to as high as $187.20. Some of the factors that may cause the market price of our common stock to fluctuate include:

∎	the success of existing or new competitive product candidates or technologies;

∎	the timing and results of preclinical studies for any product candidates that we may develop;

∎	failure or discontinuation of any of our product development and research programs;

∎

results of preclinical studies, clinical trials, or regulatory approvals of product candidates of our competitors, or announcements about new research programs or product candidates of our competitors;

∎	commencement or termination of collaborations for our product development and research programs;

∎	regulatory or legal developments in the United States and other countries;

∎	developments or disputes concerning patent applications, issued patents, or other proprietary rights;

∎	the recruitment or departure of key personnel;

∎	the level of expenses related to any of our research programs or product candidates that we may develop;

∎	the results of our efforts to develop additional product candidates or products;

∎	actual or anticipated changes in estimates as to financial results, development timelines, or recommendations by securities analysts;

∎	announcement or expectation of additional financing efforts;

∎	sales of our common stock by us, our insiders or other stockholders;

∎	expiration of market stand-off or lock-up agreement;

∎	effects of public health crises, pandemics and epidemics;

∎	variations in our financial results or those of companies that are perceived to be similar to us;

∎	changes in estimates or recommendations by securities analysts, if any, that cover our stock;

∎	changes in the structure of healthcare payment systems;

∎	market conditions in the pharmaceutical and biotechnology sectors;

∎	general economic, industry, and market conditions;

∎

the declaration of the Parent Distributions to holders of Rallybio Common Stock, which would reduce Rallybio’s cash and cash equivalents available, and may adversely affect the trading price of Rallybio Common Stock; and

∎	the other factors described in this “Risk Factors” section and elsewhere in this proxy statement/prospectus.

In recent years, the stock market in general, and the market for pharmaceutical and biotechnology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future.

If securities analysts stop publishing research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock is influenced in part on the research and reports that industry or financial analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline.

A significant portion of our total outstanding shares may be sold into the market, which could cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. As of June 30, 2026, we have 5,306,894 shares of common stock outstanding. All of these shares may be resold in the public market immediately, unless held by our affiliates who are subject to volume limitations under Rule 144. As of June 30, 2026, we also have pre-funded warrants to purchase up to an aggregate of 416,673 shares of common stock outstanding. We may not effect the exercise of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any pre-funded warrant if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, which percentage may be increased or decreased at the holder’s election upon 61 days’ notice to us subject to the terms of such pre-funded warrants, provided that such percentage may in no event exceed 19.99%.

Moreover, as of June 30, 2026, certain holders of our common stock have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. On May 9, 2023, we registered an aggregate of 1,543,950 shares of common stock held by holders with registration rights, for resale, pursuant to a registration statement on Form S-3. In addition, we have entered into the Sales Agreement with TD Cowen to offer and sell shares of our common stock having an aggregate offering price of up to $100,000,000, from time to time, through an at-the-market offering program. We also registered an aggregate of 1,737,094 shares of common stock that we may issue under our equity compensation plans or that are issuable upon exercise of outstanding options. These shares can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

Insiders have substantial influence over us, which could limit your ability to affect the outcome of key transactions, including a change of control.

Our directors and executive officers and their affiliates beneficially own shares representing approximately 25% of our outstanding common stock as of June 30, 2026. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The interests of these holders may not always coincide with our corporate interests or the interests of other stockholders, and they may act in a manner with which you may not agree or that may not be in the best interests of our other stockholders. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of their securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies have experienced significant share price volatility in recent years. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, other than the Parent Distributions in connection with the Merger, capital appreciation, if any, will be your sole source of gain (other than, in the case of Rallybio stockholders, any amounts received pursuant to the Parent Distributions or the Rallybio CVR Agreement).

We have never declared or paid any cash dividends on our common stock other than the Parent Distributions that we will declare and pay to holders of Rallybio Common Stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future other than the Parent Distributions. As a result, capital appreciation, if any, of our common stock will be your sole source of gain on an investment in our common stock in the foreseeable future.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act and we may remain an emerging growth company (an “EGC”) until December 31, 2026. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX Section 404”), not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

In addition, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period, or (ii) no longer qualify as an emerging growth company. Therefore, the reported results of operations contained in our financial statements may not be directly comparable to those of other public companies.

Provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us or changes in our management that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. Our amended and restated certificate of incorporation and bylaws include provisions that:

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authorize “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

∎	create a classified board of directors whose members serve staggered three-year terms;

∎	specify that special meetings of our stockholders can be called only by our board of directors;

∎	prohibit stockholder action by written consent;

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establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

∎	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

∎	provide that our directors may be removed only for cause;

∎	specify that no stockholder is permitted to cumulate votes at any election of directors;

∎	expressly authorize our board of directors to modify, alter or repeal our amended and restated bylaws; and

∎	require supermajority votes of the holders of our common stock to amend specified provisions of our amended and restated certificate of incorporation and amended and restated bylaws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock.

In addition, because we are incorporated in the State of Delaware, we are governed by the provisions of Section 203 of the DGCL which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation designates the state or federal courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the state or federal courts (as appropriate) within the State of Delaware are exclusive forums for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, (4) action against us or any of our directors or officers involving a claim or defense arising pursuant to the Exchange Act or the Securities Act, or (5) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This exclusive forum provision does not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision does not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum provision. If the federal forum provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The federal forum provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid.

General Risks

A variety of risks associated with operating internationally could materially adversely affect our business.

Our business strategy includes potentially expanding internationally. Doing business internationally involves several risks, including, but not limited to:

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multiple, conflicting, and changing laws and regulations, such as privacy regulations, tax laws, export and import restrictions, economic sanctions laws and regulations, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses;

∎	failure by us to obtain and maintain regulatory approvals for the use of our products in various countries;

∎	additional potentially relevant third-party patent rights;

∎	complexities and difficulties in obtaining protection and enforcing our intellectual property;

∎	difficulties in staffing and managing foreign operations;

∎	complexities associated with managing multiple payor reimbursement regimes, government payors, or patient self-pay systems;

∎	limits in our ability to penetrate international markets;

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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products, and exposure to foreign currency exchange rate fluctuations;

∎	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, tariffs, curtailment of trade, and other business restrictions;

∎	certain expenses, including, among others, expenses for travel, translation, and insurance; and

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regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the FCPA its books and records provisions, or its anti-bribery provisions, as well as other applicable laws and regulations prohibiting bribery and corruption.

Any of these factors could significantly harm any future international expansion and operations and, consequently, our results of operations.

U.S. federal income tax reform could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review through the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. For example, the Tax Cuts and Jobs Act, (the “TCJA”), was enacted in 2017 and significantly reformed the Code. The TCJA, among other things, contains significant changes to corporate and individual taxation, some of which could adversely impact an investment in our common stock. On March 27, 2020, President Trump signed into law the CARES Act, which included certain changes in tax law intended to stimulate the U.S. economy in light of the COVID-19 pandemic, including temporary beneficial changes to the treatment of NOLs, interest deductibility limitations and payroll tax matters. There also may be technical corrections legislation or other legislative changes proposed with respect to the TCJA and CARES Act, the effects of which cannot be predicted and may be adverse to us or our stockholders. Additionally, the IRA was enacted in August 2022.

Among other things, the IRA implemented a one percent (1%) excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic corporations, and a corporate alternative minimum tax of fifteen percent (15%) on book income of certain large corporations. Future changes in tax laws could have a material adverse effect on our business, cash flows, financial condition or results of operations. In particular, proposed tax legislation could result in significant changes in, and uncertainty with respect to, tax legislation, regulation and government policy directly affecting our business or indirectly affecting us because of impacts on our customers and suppliers. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.

H.R. 1., also known as the One Big Beautiful Bill Act (the “OBBBA”), was enacted on July 4, 2025. The legislation includes several provisions that may impact the timing and magnitude of certain tax deductions. Key provisions include the permanent extension of several business tax benefits originally introduced under the TCJA.

Potential clinical trial or product liability lawsuits against us could cause us to incur substantial liabilities and, if we continue to progress the development of our product candidates, could limit commercialization of any products that we may develop.

If we continue to progress the development of our product candidates, the use of any product candidates we may develop in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of clinical trial and product liability claims. Clinical trial or product liability claims might be brought against us by patients, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our products. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated adverse effects. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, clinical trial or product liability claims may result in:

∎	impairment of our business reputation and significant negative media attention;

∎	withdrawal of participants from our clinical trials;

∎	significant costs to defend the litigation;

∎	distraction of management’s attention from our primary business;

∎	substantial monetary awards to patients or other claimants;

∎	inability to commercialize a product candidate;

∎	product recalls, withdrawals or labeling, marketing or promotional restrictions;

∎	decreased market demand for any product; and

∎	loss of revenue.

The clinical trial and product liability insurance we currently carry, and any additional clinical trial and product liability insurance coverage we acquire in the future, may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for any product candidate, we intend to acquire insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. A successful clinical trial or product liability claim, or series of claims, brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operation and business, including preventing or limiting the commercialization of any product candidates we develop.

Unfavorable global economic conditions and geopolitical instability could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, including changes in tariffs and other trade restrictions. A severe or prolonged economic downturn, period of sustained increased inflation, tariffs and other trade restrictions or additional global financial crises, could result in a variety of risks to our business, including weakened demand for our product candidates, if approved, or our ability to raise additional capital when needed on acceptable terms, if at all. For example, the global financial crisis caused extreme volatility and disruptions in the capital and credit markets. Further, geopolitical instability outside the United States may also impact our operations or affect global markets, such as the invasion of Ukraine by Russia and the Israel-Hamas war. While we do not currently conduct clinical trials in Ukraine, Russia, or the Middle East, we cannot be certain what the overall impact of these events will be on our business or on the business of any of our third-party partners, including our contract research organizations, contract manufacturers or other partners. The impact of these events could also expand into other markets where we do business. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which current geopolitical tensions, the economic climate and the financial market conditions could adversely impact our business.

We have incurred, and will incur increased costs as a result of operating as a public company, and our management will continue to be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we have incurred, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Capital Market, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance, and other personnel in connection with our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to SOX Section 404, we are required to furnish a report by our management on our internal control over financial reporting with our Annual Report on Form 10-K with the SEC. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with SOX Section 404, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude that our internal control over financial reporting is effective as required by SOX Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Risks Related to Avenzo

Unless otherwise indicated or the context otherwise requires, references in this section to the “Company,” “we,” “us,” “our” and other similar terms refer to Avenzo.

Risks Related to Our Limited Operating History, Financial Position and Capital Requirements

We have a limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our current business and predict our future success and viability. We have incurred net losses in every year since our inception. We expect to continue to incur net losses in the future.

We are a clinical-stage biotechnology company with a limited operating history. Since our inception in 2022, we have invested substantially all of our resources in organizing and staffing our company, business planning, raising capital, licensing key intellectual property rights, conducting preclinical studies and, more recently, clinical trials and providing general and administrative support for these operations. Biopharmaceutical product development is a highly speculative undertaking, involving substantial upfront capital expenditure and significant risk. Any product candidate may fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval or become commercially viable, despite substantial investment on development or commercialization. To date, we have not yet demonstrated our ability to successfully obtain regulatory approvals, manufacture a product on a commercial scale, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing biopharmaceutical products.

We continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each year since our inception. For the years ended December 31, 2025 and 2024, we had net losses of $140.2 million and $133.4 million, respectively. For the three months ended March 31, 2026, we had a net loss of $17.6 million. As of March 31, 2026, we had an accumulated deficit of $299.9 million. We expect to continue to incur significant losses for the foreseeable future and expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our four clinical-stage product candidates, AVZO-021, AVZO-023, AVZO-1418 and AVZO-103, along with any future product candidates we may develop or acquire.

We anticipate that our expenses will increase substantially if, and as, we:

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continue the research and development of our four clinical-stage product candidates, AVZO-021, AVZO-023, AVZO-1418 and AVZO-103, including the conduct of clinical trials for such product candidates, alone or in combination with one or more currently approved therapies or therapies in development;

∎	increase the amount of research and development activities to identify and develop product candidates to advance into clinical trial development;

∎	make milestone, royalty or other payments under in-license or collaboration agreements;

∎	maintain, expand and protect our intellectual property portfolio;

∎	expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts;

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establish sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval and intend to commercialize on our own or jointly with third parties;

∎	address any competing therapies and market developments;

∎	incur additional costs associated with operating as a public company upon the Closing of the Merger;

∎	acquire or in-license other technologies; and

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experience any delays or encounter any issues with any of the above, including but not limited to failed studies or trials, complex results, manufacturing challenges, safety issues or other regulatory challenges.

To become and remain profitable, we and any potential future collaborators must develop and eventually commercialize products with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials, manufacturing our product candidates, either on our own or with contract development and manufacturing organizations (“CDMOs”), obtaining marketing approval for product candidates, marketing and selling any products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability. Our failure to become and remain profitable would decrease the value of the company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.

Even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Our future results of operations will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue.

We will need substantial additional funding in order to maintain our operations and advance the development and commercialization of our product candidates. Failure to obtain this necessary capital when needed, or on acceptable terms, may force us to delay, reduce or eliminate certain of our product development or research operations.

The development of biopharmaceutical product candidates, including conducting preclinical studies and clinical trials, is a time-consuming, capital-intensive and uncertain process. Our operations have consumed substantial amounts of cash since inception. To date, we have funded our operations primarily with proceeds from the sale of our convertible preferred stock. Our cash requirements have grown significantly as we have advanced multiple clinical programs simultaneously. We expect our expenses to increase in connection with our ongoing activities, particularly as we advance our ongoing Phase 1 trials and continue to research, develop and initiate clinical trials of any other future product candidates. In addition, if we successfully develop and obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on acceptable terms, we could be forced to delay, reduce or eliminate our product development programs or any future commercialization efforts.

As of March 31, 2026, we had cash, cash equivalents and short-term investments of $159.3 million. Based on our current operating plan, we believe that our existing cash, cash equivalents and short-term investments as of the date of this proxy statement/prospectus, together with the expected net proceeds from the Concurrent Financing, will be sufficient to fund our planned operations into late 2028. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could differ materially. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect.

Future capital requirements for AVZO-021, AVZO-023, AVZO-1418 and AVZO-103 or any of our other product development programs will depend on many factors, including:

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the progress, timing and completion of preclinical studies and clinical trials for our current or any future product candidates, as well as the associated costs, including any unforeseen costs we may incur as a result of preclinical study or clinical trial delays due to disease outbreaks, epidemics and pandemics or other causes;

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the timing and amount of milestone and royalty payments we are required to make under our license agreements with Allorion Therapeutics Inc. (“Allorion”), Duality Biologics (Suzhou) Co., Ltd. (“DualityBio”), VelaVigo (Shanghai) Limited (“VelaVigo”) or that we are required to make or are eligible to receive any future license or collaboration agreements;

∎	the number and characteristics of potential new product candidates we identify and decide to develop;

∎	the need for additional or expanded preclinical studies and clinical trials beyond those that we plan to conduct with respect to our current and future product candidates;

∎	the cost involved in growing the organization to the size needed to allow for the research, development and potential commercialization of our current or any future product candidates;

∎	the costs involved in filing patent applications, maintaining and enforcing patents or defending against infringement or other claims raised by third parties;

∎	the maintenance of our existing license and collaboration agreements and the entry into new license and collaboration agreements;

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the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of our product candidates;

∎	the effect of competing technological and market developments;

∎	the cost and timing of completion of commercial-scale outsourced manufacturing activities;

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the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own;

∎	the cost associated with manufacturing and supply of our product candidates;

∎	the cost associated with operating as a public company;

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the amount of revenues, if any, we may derive either directly from future sales of our product candidates, if approved, or in the form of milestone, royalty or other payments under any future license or collaboration agreements; and

∎	market acceptance of any approved product candidates.

We do not have any committed external source of funds or other support for our development efforts and we cannot be certain that additional funding will be available on acceptable terms or at all. Until we can generate sufficient product or other revenue to finance our cash requirements, which we may never achieve, we expect to finance our future cash requirements through a combination of equity offerings, debt financings or other capital sources, including potential collaborations, out-licenses or dispositions and other similar arrangements.

Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. Market volatility resulting from geopolitical and economic instability, including as a result of trade policy, inflation and the wars between Russia and Ukraine and in the Middle East or other factors could also adversely impact our ability to access capital as and when needed. If adequate funds are not available on commercially acceptable terms when needed, we may be forced to delay, reduce or terminate the development or commercialization of all or part of our research programs or product candidates or we may be unable to take advantage of future business opportunities.

Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain product candidates over other potential product candidates. These decisions may prove to have been wrong and may adversely affect our ability to develop our own programs, our attractiveness as a commercial partner and may ultimately have an adverse impact on our commercial success.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. Our decisions concerning the allocation of research, collaboration, management and financial resources toward our product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the biopharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

Our financial condition raises substantial doubt as to our ability to continue as a going concern.

As of March 31, 2026, we had approximately $159.3 million in cash, cash equivalents and short-term investments and an accumulated deficit of $299.9 million, and we have incurred and expect to continue to incur significant costs in developing our product candidates. In light of certain factors, including that we have suffered recurring losses from operations since our inception in 2022 and have an accumulated deficit of $299.9 million, there is substantial doubt as to our ability to continue as a going concern. To date, we have not generated any product revenues from our activities and have incurred substantial operating losses. We expect that we will continue to generate substantial operating losses for the foreseeable future until we complete development and obtain approval of our product candidates. We will continue to fund our operations primarily through utilization of our current financial resources and additional raises of capital.

These conditions raise substantial doubt about our ability to continue as a going concern. We plan to address these conditions by raising funds through the Concurrent Financing in connection with the Closing of the Merger, as well as through subsequent public or private offerings of equity or debt securities, and other funding sources, including potential collaborations, out-licenses or dispositions and other similar arrangements. However, there can be no assurance that such funding will be available to us, will be obtained on terms favorable to us, or will provide us with sufficient funds to meet our objectives. The reaction of investors to the inclusion of a going concern statement by our auditors and the potential inability to continue as a going concern may materially adversely affect our ability to raise new capital or enter into partnerships.

Risks Related to Discovery, Development and Regulatory Approval of Product Candidates

Preclinical and clinical drug development is a lengthy and expensive process, with uncertain timelines and outcomes. If preclinical studies or clinical trials of our product candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our product candidates or any of our future product candidates on a timely basis or at all.

Successful development of pharmaceutical products involves a lengthy and expensive process, is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:

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clinical trial results may show our product candidates to be less effective than expected (for example, a clinical trial could fail to meet its primary or key secondary endpoint(s)) or to have an unacceptable or unexpected safety profile, including on-target or off-target toxicities, dose-limiting toxicities, infusion-related reactions or other adverse events;

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we may experience delays or failures in initiating, enrolling, conducting or completing clinical trials, including due to difficulties identifying, enrolling and retaining eligible patients, competition for patients from other clinical trials targeting the same patient populations, clinical site activation delays, protocol amendments, contract research organization or investigator performance issues, supply constraints, geopolitical events, public health emergencies or other causes;

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the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) or other comparable foreign regulatory authorities may disagree with our trial design, endpoints, statistical analyses, manufacturing processes or data interpretations, or may require us to conduct additional preclinical studies or clinical trials, provide additional chemistry, manufacturing and controls, safety or long-term toxicology data, or satisfy other requirements before permitting further development or approval;

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we may be unable to manufacture sufficient quantities of our product candidates, or to manufacture them consistently and in compliance with current Good Manufacturing Practice (“cGMPs”) and other applicable quality standards, including due to process development, scale-up, technology transfer, comparability, stability, contamination, raw material, single-source supplier or third-party manufacturer issues;

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we develop our product candidates, either alone or in combination with other therapies, and our combination strategies may be impaired by the unavailability, withdrawal, supply disruption or other issues affecting the combination agents on which we rely;

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we may be unable to obtain or maintain the in-licensed intellectual property rights necessary to develop or commercialize our product candidates, and the proprietary rights of others, including competing products and technologies, may prevent our product candidates from being commercialized;

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expedited or facilitated regulatory designations on which we rely, including Fast Track Designation for AVZO-1418 and AVZO-103, may be withdrawn or may not result in faster development, review or approval, or in regulatory approval at all; or

∎	imposition of extensive post-marketing approval requirements.

Furthermore, the length of time necessary to complete clinical trials and submit an application for marketing approval for a final decision by a regulatory authority varies significantly from one product candidate to the next and from one country or jurisdiction to another and may be difficult to predict. Even if we are successful in obtaining marketing approval, commercial success of any approved products will also depend in large part on the availability of coverage and adequate reimbursement from third-party payors, including government payors such as the Medicare and Medicaid programs and managed care organizations in the United States or country-specific governmental organizations in foreign countries, which may be affected by existing and future healthcare reform measures designed to reduce the cost of healthcare. Third-party payors could require us to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product, to qualify for reimbursement, which could be costly and divert our resources. If government and other healthcare payors were not to provide coverage and adequate reimbursement for our products once approved, market acceptance and commercial success would be reduced. Even if we are able to obtain coverage and adequate reimbursement for our products once approved, there may be features or characteristics of our products, such as dose preparation requirements, that prevent our products from achieving market acceptance by the healthcare or patient communities.

In addition, if any of our product candidates receive marketing approval, we will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports and registration and will need to continue to comply (or ensure that our third-party providers comply) with cGMPs and Good Clinical Practice (“GCPs”) for any clinical trials that we conduct post-approval. In addition, there is the risk that we, a regulatory authority or a third party might identify previously unknown problems with a product post-approval, such as adverse events (“AEs”) of unanticipated severity or frequency. Compliance with these requirements is costly, and any failure to comply or other issues with our product candidates post-approval could adversely affect our business, financial condition and results of operations.

Disruptions at the FDA and other government agencies caused by funding shortages or layoffs could hinder their ability to hire, retain or deploy key leadership and other personnel or otherwise prevent product candidates from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA and applicable foreign authorities to review and approve new product candidates can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees and statutory, regulatory and policy changes. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government shut down several times and certain regulatory agencies, such as the FDA, furloughed or laid off critical employees and ceased critical activities. If a prolonged government shutdown or disruption occurs, it could significantly impact the ability of the FDA and applicable foreign authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. In addition, such issues could also prevent the FDA or applicable foreign authorities from conducting their regular inspections, reviews or other regulatory activities, which in turn could significantly impact the ability of such authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Our clinical trials may fail to demonstrate substantial evidence of the safety and efficacy of our product candidates or any future product candidates, which would prevent or delay or limit the scope of regulatory approval and commercialization.

To obtain the requisite regulatory approvals to market and sell any of our product candidates, including AVZO-021, AVZO-023, AVZO-1418, AVZO-103, and any other future product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our product candidates are safe and effective for use in each targeted indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical development process. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization. We may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing. Further, the process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications, patient population and regulatory agency. Prior to obtaining approval to commercialize AVZO-021, AVZO-023, AVZO-1418, AVZO-103 and any future product candidates in the United States or abroad, we or our potential future collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses.

Clinical trials that we conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market our product candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. If the results of our ongoing or future clinical trials are inconclusive with respect to the efficacy of our product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or, if there are safety concerns associated with our product candidates, we may be delayed in obtaining marketing approval, if at all. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications.

Even if the trials are completed to our satisfaction, clinical data are often susceptible to varying interpretations and analyses or may not provide a sufficient risk-benefit ratio, and we cannot guarantee that the FDA or comparable foreign regulatory authorities will interpret the results as we do or find a risk-benefit ratio for a proposed indication acceptable, and more trials could be required before we submit our product candidates for approval. We cannot guarantee that the FDA or comparable foreign regulatory authorities will view our product candidates as having efficacy even if we believe results observed in clinical trials are positive. Moreover, results acceptable to support approval in one jurisdiction may be deemed inadequate by another regulatory authority to support regulatory approval in another jurisdiction. To the extent that the results of the trials are not satisfactory to the FDA or comparable foreign regulatory authorities for support of a marketing application, approval of AVZO-021, AVZO-023, AVZO-1418, AVZO-103 and any future product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Even if regulatory approval is secured for a product candidate, the terms of such approval may limit the scope and use of the specific product candidate, which may also limit our commercial potential.

The results of preclinical studies and early-stage clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials or results in other indications. Initial positive results in our clinical trials may not be indicative of results obtained when these trials are completed or in later-stage trials.

The results of preclinical studies and early-stage clinical trials may not be predictive of the results of later-stage clinical trials, and results in one indication may not predict results for the same product candidate in another indication. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Furthermore, there can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for product candidates proceeding through clinical trials. Many companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and any such setbacks in our clinical development could have a material adverse effect on our business and operating results. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in preclinical studies and clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain regulatory approval. Further, negative clinical trial results for a product candidate with respect to one indication may impact the potential or perceived potential of other indications. If our product candidates fail to demonstrate satisfactory characteristics in late-stage clinical trials, it could have a material adverse effect on our business, financial condition and results of operations.

Our product candidates may be associated with serious adverse, undesirable or unacceptable side effects or other properties or safety risks, which may delay or halt their clinical development, prevent their marketing approval or lead to limited market demand, if approved. If such side effects are identified during the development of our product candidates or following approval, we may suspend or abandon our development of such product candidates, the commercial profile of any approved label may be limited or we may be subject to other significant negative consequences following marketing approval.

Undesirable side effects that may be caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. While our most advanced product candidates, AVZO-021, AVZO-023, AVZO-1418 and AVZO-103, have generally been observed to be well tolerated in their preclinical studies and clinical trials to date, the results from future preclinical studies and clinical trials, including of our other product candidates, may identify safety concerns or other undesirable properties of our product candidates.

The results of our ongoing Phase 1 trials of AVZO-021, AVZO-023, AVZO-1418 and AVZO-103 and future clinical trials of these and other product candidates may show that our product candidates cause undesirable or unacceptable side effects or even death. We have in the past observed dose-limiting toxicities, adverse events and serious adverse events in our ongoing clinical trials. For example, in our Phase 1 trials, we have observed dose-limiting toxicities (“DLTs”) across certain of our product candidates. In the Phase 1 study of AVZO-021, DLTs included a Grade 3 syncope event at 250 mg once daily in the monotherapy cohort and a Grade 4 thrombocytopenia event at 200 mg once daily in the fulvestrant combination cohort. In the Phase 1 portion of the ORION-1 study of AVZO-023, a DLT of Grade 3 neutrophil count decreased was observed at 100 mg twice daily, with a Grade 4 recurrence upon rechallenge at the same dose. In the Phase 1 portion of the AVENTINE-1 study of AVZO-1418, DLTs were observed at 6.0 mg/kg, a dose level that exceeded the maximum tolerated dose (“MTD”), and included Grade 3 diarrhea and Grade 4 acute gastroenteritis and pancytopenia at 6.0 mg/kg every two weeks, and Grade 3 ALT increase and pneumonitis and Grade 4 neutrophil count decreased at 6.0 mg/kg every three weeks. In addition, we have in the past experienced a treatment-emergent adverse event leading to the death of a patient enrolled in our AVENTINE-1 study of AVZO-1418 at the 2.0 mg/kg dose level, which was determined to be an opioid overdose and was characterized as unrelated to study drug. In the event of unacceptable side effects, our trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. Furthermore, we may be required to expend time and incur costs to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Any of these occurrences may harm our business, financial condition and results of operations significantly.

Moreover, if our product candidates are associated with undesirable side effects in preclinical studies or clinical trials or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate, if approved. In the AVENTINE-1 study of AVZO-1418, we have in the past experienced infusion-related reactions in 5 of 32 patients (15.6%) across all dose levels, including patients in higher-dose cohorts. Infusion-related reactions are a recognized class risk for bispecific antibody-drug conjugates and may recur in future patients or at higher dose levels, potentially requiring dose modifications, premedication requirements or discontinuation. Our bispecific ADC product candidates, including AVZO-1418 and AVZO-103, are susceptible to infusion-related reactions, and we may observe additional or more severe reactions as we enroll additional patients, escalate doses or evaluate these product candidates in combination with other agents.

Additionally, adverse developments in clinical trials of pharmaceutical and biopharmaceutical products conducted by others may cause the FDA or other regulatory oversight bodies to suspend or terminate our clinical trials or to change the requirements for approval of any of our product candidates.

Additionally, if any of our product candidates receive marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products, a number of potentially significant negative consequences could result, including:

∎	regulatory authorities may withdraw approvals of such product and require us to take such approved product off the market;

∎	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

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regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients or that we implement a risk evaluation and mitigation strategy (“REMS”) plan to ensure that the benefits of the product outweigh its risks;

∎	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

∎	we may be subject to limitations on how we may promote the product;

∎	we may suspend or abandon our development of the product;

∎	sales of the product may decrease significantly;

∎	we may be subject to litigation or product liability claims; and

∎	our reputation may suffer.

Any of these events could prevent us or our potential future partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenue from the sale of our product candidates, if approved.

Interim, top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data. Data from our clinical trials reported as of a measurement date may not be predictive of the effect, if any, of our product candidates at any later measurement date.

From time to time, we may publish interim, top-line or preliminary data from our clinical trials. Preliminary and interim data from our clinical trials may change as more patient data become available. Preliminary or interim data from our clinical trials are not necessarily predictive of final results. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, more patient data become available and we issue our final clinical trial report. Interim, top-line and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary, top-line and interim data should be viewed with caution until the final data are available. Moreover, in connection with any data that is presented, caution should be exercised in drawing any conclusions from a comparison of data that does not come from head-to-head analysis. Material differences in the final data compared to the interim data could significantly harm our business prospects.

Additionally, data from a clinical trial as of any measurement date are only reflective of observations in such clinical trial at such date and should not be unduly used to predict any effect at a later measurement date. For example, in our Phase 1 trial of AVZO-021, we reported observations for mPFS of 5.3 months after 8.4 months of median follow-up for all HR+/HER2 -mBC patients who received monotherapy AVZO-021 (all doses). It is not possible to accurately predict what impact longer follow-up period would have had in this trial’s subjects at any subsequent date.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could delay or prevent regulatory approval of, or limit commercial prospects for, the particular product candidate and harm our business prospects. In addition, the information we choose to publicly disclose regarding a particular preclinical study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine to include in our public disclosure. If the preliminary and interim data that we report differ from actual results or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

We may present, or investors and analysts may draw, indirect and cross-trial comparisons of our clinical data to data from trials of other products or product candidates. Such comparisons are inherently unreliable and may harm our business if they prove to be incorrect or misleading.

We may present, and investors and analysts may draw, comparisons of our clinical data to data from trials of other products or product candidates that were not conducted head-to-head against our product candidates. Such indirect and cross-trial comparisons are inherently unreliable because the trials being compared may differ materially in patient populations, eligibility criteria, trial design, dose and schedule, combination regimens, endpoint definitions, data maturity, follow-up duration, statistical methodology and the standard of care against which each therapy was evaluated. For example, comparisons between response rates, progression-free survival or overall survival data reported in our Phase 1 trials and data reported in Phase 2 or Phase 3 trials of approved or competing agents are subject to these limitations and should not be used to predict the results of any future head-to-head trials or to conclude that our product candidates are superior or inferior to competing therapies. Regulatory authorities, including the FDA, may not accept indirect comparisons as evidence of efficacy or as support for labeling claims, and any commercial messaging that relies on cross-trial comparisons may be subject to regulatory scrutiny. If conclusions drawn from indirect comparisons of our clinical data prove to be incorrect or misleading, our business, financial condition and results of operations could be materially adversely affected.

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control, which could adversely affect our business, operating results and prospects.

Patient enrollment and retention in clinical trials is a significant factor in the timing of clinical trials and depends on many factors, including the size and nature of the patient population, the eligibility criteria for the clinical trial, the nature of the trial protocol, the existing body of safety and efficacy data with respect to the study drug, the number, nature and duration of competing treatments and ongoing clinical trials of competing drugs for the same indication and the proximity of patients to clinical trial sites. As we progress our programs, we may not be able to initiate or continue clinical trials for any product candidates we identify or develop if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, EMA or other comparable foreign authorities or as needed to provide appropriate statistical power for a given trial. Potential patients for any planned clinical trials may not be adequately diagnosed or identified with the diseases which we are targeting or may not meet the entry criteria for such trials. We also may encounter difficulties in identifying and enrolling patients with a stage of disease appropriate for our planned clinical trials and monitoring such patients adequately during and after treatment. Other pharmaceutical companies targeting these same diseases are recruiting clinical trial patients from these patient populations, which may make it more difficult to fully enroll our clinical trials.

In addition, we compete for trial participants with other clinical trials for product candidates that are in the same areas as our product candidates, which could reduce the number and types of participants available to us and could affect the timing and cost of our clinical trials. For example, numerous other clinical-stage programs targeting CDK2 and CDK4 in HR+/HER2- metastatic breast cancer, including a Phase 1 program being pursued by Pfizer (tegtociclib, CDK2), Phase 3 programs being pursued by Pfizer (atirmociclib, CDK4) and BeOne (BGB-43395, CDK4) and ADC programs targeting epidermal growth factor receptor (“EGFR”)/HER3 including Phase 2/3 programs being pursued by Bristol Myers Squibb and SystImmune (izalontamab brengitecan), are actively enrolling patients from the same patient populations we are targeting. Some participants who might have opted to enroll in our clinical trials may instead opt to enroll in a clinical trial being conducted by one of our competitors or to use currently marketed therapies. Delays in recruiting clinical trial participants could adversely affect our ability to bring a product to market prior to our competitors and increase trial costs. Further, research and discoveries by others may result in breakthroughs that render our product candidates obsolete even before they begin to generate any revenue.

The eligibility criteria of our clinical trials, once established, may further limit the pool of available trial participants. If the actual number of patients that meet such criteria is smaller than we anticipate, we may encounter difficulties in enrolling patients in our clinical trials, thereby delaying or preventing development and approval of our product candidates. Even once enrolled we may be unable to retain a sufficient number of patients to complete any of our trials.

Furthermore, our efforts to build relationships with patient communities may not succeed, which could result in delays in patient enrollment in our clinical trials. In addition, any negative results we may report in clinical trials of a product candidate may make it difficult or impossible to recruit and retain patients in other clinical trials of that same product candidate or other product candidates. Delays or failures in planned patient enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop our product candidates or could render further development impossible. Further, if patients drop out of our clinical trials, miss scheduled doses or follow-up visits or otherwise fail to follow clinical trial protocols, the integrity of data from our clinical trials may be compromised or not accepted by the FDA, EMA or other comparable foreign regulatory authorities, which would represent a significant setback for the applicable program. We have in the past and may in the future experience participant withdrawals or discontinuations from our clinical trials. Withdrawal of participants from our clinical trials may compromise the quality of our data. In addition, we may rely on contract research organizations (“CROs”) and clinical trial sites to ensure proper and timely conduct of our future clinical trials and, while we intend to enter into agreements governing their services, we will be limited in our ability to compel their actual performance. Such delays or failures could adversely affect our business, operating results and prospects.

If we do not achieve our projected development goals in the time frames we announce and expect, the commercialization of our product candidates may be delayed and, as a result, our stock price may decline.

From time to time, we estimate the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial or the initiation of other clinical programs. All of these milestones are and will be based on numerous assumptions, including:

∎	our available capital resources or capital constraints we experience;

∎	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators;

∎	our ability to identify and enroll patients who meet clinical trial eligibility criteria;

∎	our receipt of approvals by the FDA, EMA and other comparable foreign regulatory authorities and the timing thereof;

∎	other actions, decisions or rules issued by regulators;

∎	our ability to access sufficient, reliable and affordable supplies of materials used to manufacture our product candidates;

∎	the securing of, costs related to and timing issues associated with, product manufacturing as well as sales and marketing activities; and

∎	securing product reimbursement.

The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, or at all, the commercialization of our product candidates may be delayed or never achieved and, as a result, our stock price may decline.

Obtaining and maintaining marketing approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining marketing approval of our product candidates in other jurisdictions.

Obtaining and maintaining marketing approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain marketing approval in any other jurisdiction. For example, even if the FDA grants marketing approval of a product candidate, it does not mean that comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product candidate in those countries. However, a failure or delay in obtaining marketing approval in one jurisdiction may negatively impact the marketing approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions.

In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign marketing approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed, which would adversely affect our business, prospects, financial condition and results of operations.

Our product candidates are subject to extensive regulatory and compliance obligations, compliance with which is costly and time-consuming and which may cause unanticipated delays or prevent the receipt of the required approvals to commercialize our product candidates.

The research, clinical development, testing, quality control, safety, effectiveness, manufacturing, labeling, packaging, storage, record-keeping, advertising, promotion, marketing, import, export, distribution, post-approval monitoring and post-approval reporting of our product candidates are subject to extensive regulation by the FDA in the United States and by comparable foreign regulatory authorities in foreign markets. In the United States, neither we nor any future collaborators are permitted to market our product candidates until we receive regulatory approval from the FDA. The process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications and patient population. Approval policies or regulations may change, new relevant statutes or regulations may be enacted, and the FDA, EMA and other comparable foreign regulatory authorities have substantial discretion in the drug approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed.

Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we or our potential future collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA, EMA or other comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA, EMA and other comparable foreign regulatory authorities, which could require us to delay or abandon clinical development plans.

In addition, regulatory authorities may require us to conduct further preclinical studies before evaluating our product candidate in a clinical trial. Once we initiate clinical trials, the FDA, EMA or other comparable foreign regulatory authorities may require additional clinical trials or suggest changes to our planned clinical trials, prior to and in support of the approval of a marketing application. Changes to data requirements by the FDA, EMA or other comparable foreign regulatory authorities during the development of our product candidates may cause the applicable regulatory authorities to require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or post-approval, or regulatory authorities may object to elements of our clinical development program.

The FDA, EMA or other comparable foreign regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including:

∎	such authorities may disagree with the design or implementation of our clinical trials;

∎	results from our clinical trials may not be sufficient for approval;

∎	serious and unexpected drug-related side effects may be experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;

∎	the population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

∎	such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States;

∎	we may be unable to demonstrate that a product candidate is safe and effective, and that a product candidate’s clinical and other benefits outweigh its safety risks;

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such authorities may disagree with our interpretation or analysis of data from preclinical studies or clinical trials, such authorities may not agree that the data collected from clinical trials of our product candidates are acceptable or sufficient to support a submission to obtain regulatory approval in the United States or elsewhere, and such authorities may impose requirements for additional preclinical studies or clinical trials;

∎	such authorities may disagree regarding the formulation, labeling or the specifications of our product candidates;

∎	approval may be granted only for indications that are significantly more limited than what we apply for or with other significant restrictions on distribution and use;

∎

such authorities may find deficiencies in the manufacturing processes, approval policies or facilities of our third-party manufacturers with which we or any of our current or future collaborators contract for clinical and commercial supplies; or

∎	the approval policies or regulations of such authorities may significantly change in a manner rendering our or any of our potential future collaborators’ clinical data insufficient for approval.

With respect to foreign markets, approval procedures vary among countries and, in addition to the foregoing risks, may involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the FDA, EMA and other comparable foreign regulatory authorities in reviewing new drugs based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us or any of our potential future collaborators from commercializing our product candidates.

Of the large number of drugs in development, only a small percentage successfully complete the FDA, EMA or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

We may develop our current or future product candidates in combination with other therapies, which would expose us to additional risks.

We are developing, and may further develop, our current or potential future product candidates in combination with one or more currently approved therapies or therapies in development. For example, we are currently evaluating AVZO-023 (our selective CDK4 inhibitor) in combination with fulvestrant (doublet) and with AVZO-021 and fulvestrant (triplet) in the Phase 1 portion of the ORION-1 study in patients with HR+/HER2- metastatic breast cancer. We also plan to evaluate AVZO-1418 and AVZO-103 each in combination with pembrolizumab in planned or ongoing portions of the AVENTINE-1 and BEACON-1 studies, respectively. Even if any of our current or future product candidates were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA, EMA or other comparable foreign regulatory authorities could revoke approval of the therapy used in combination with any of our product candidates, or safety, efficacy, manufacturing or supply issues could arise with these existing therapies. In addition, it is possible that existing therapies with which our product candidates are approved for use could themselves fall out of favor or be relegated to later lines of treatment. This could result in the need to identify other combination therapies for our product candidates or our own products being removed from the market or being less successful commercially.

We may also evaluate our current or future product candidates in combination with one or more other therapies that have not yet been approved for marketing by the FDA, EMA or other comparable foreign regulatory authorities. We will not be able to market and sell any product candidate in combination with any such unapproved therapies that do not ultimately obtain marketing approval.

Furthermore, we cannot be certain that we will be able to obtain a steady supply of such therapies for use in developing combinations with our product candidates on commercially reasonable terms or at all. Any failure to obtain such therapies for use in clinical development and the expense of purchasing therapies in the market may delay our development timelines, increase our costs and jeopardize our ability to develop our product candidates as commercially viable therapies. If the FDA, EMA or other comparable foreign regulatory authorities do not approve or withdraw their approval of these other therapies, or, if safety, efficacy, commercial adoption, manufacturing or supply issues arise with the therapies we choose to evaluate in combination with any of our current or future product candidates, we may be unable to obtain approval of or successfully market any one or all of the current or future product candidates we develop or acquire. Additionally, if the third-party providers of therapies or therapies in development used in combination with our current or future product candidates are unable to produce sufficient quantities for clinical trials or for commercialization of our current or future product candidates, or, if the cost of combination therapies is prohibitive, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

Our strategy involves developing our product candidates in novel combination regimens that have not yet been validated in later-stage clinical trials, which may subject us to additional development, regulatory and commercial risks.

One element of our clinical and commercial strategy is the development of our product candidates in combination with other therapies across our CDK and bispecific ADC portfolios. For our CDK portfolio, we are evaluating AVZO-023 and AVZO-021 together with endocrine therapy as a triplet regimen for HR+/HER2- metastatic breast cancer. For our ADC portfolio, we intend to evaluate AVZO-1418 in combination with pembrolizumab across multiple solid tumor indications, AVZO-103 in combination with pembrolizumab across multiple solid tumor indications, and we plan to evaluate AVZO-1418 in combination with third-generation tyrosine kinase inhibitors (“TKIs”) in EGFR-mutant non-small cell lung cancer. Each of these combination strategies is at an early stage of clinical evaluation and involves significant scientific, regulatory and commercial risks that could adversely affect our business.

Combination regimens may not demonstrate superior efficacy over monotherapy or doublet approaches. Regulatory authorities, including the FDA, require adequate clinical evidence demonstrating the contribution of each component to the efficacy of a combination regimen. If we are unable to demonstrate that our product candidates contribute meaningfully to the activity of the combination, or if the combination does not outperform existing standard-of-care doublet or monotherapy regimens, we may not obtain regulatory approval for the combination, and the commercial thesis underlying our combination strategies would be impaired. The development of combination regimens also introduces significant pharmacokinetic, pharmacodynamic and safety complexity. The additive or synergistic toxicities of novel multi-agent regimens may limit the doses at which each component can be administered, narrow the therapeutic window or result in safety profiles that are not acceptable to patients, physicians or regulatory authorities.

We may also face challenges in designing combination trials that satisfy regulatory requirements and are commercially competitive. Combination trial protocols require agreement from the FDA and other regulatory authorities on trial design, including the choice of comparator arm, the selection of patient populations and endpoints, the need for dedicated safety run-in periods, and the question of whether to pursue combination approval via a co-development pathway with the co-therapy partner or independently. The FDA may require us to conduct additional studies to establish the individual contribution of each product candidate in a combination regimen, which would increase the cost and complexity of our development programs and delay potential approval. In addition, intellectual property rights held by third parties covering the use of our product candidates in combination with certain agents may require us to obtain licenses that may not be available on acceptable terms or at all. Any failure to successfully develop and obtain approval for our combination regimens, or any delays in their development, could materially impair the differentiation of our product candidates from existing therapies and significantly reduce the commercial opportunity we have identified for our pipeline.

The FDA and any comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

Outside of the United States, we are currently conducting a clinical trial in Australia and plan to conduct additional international clinical trials in South Korea, Europe, and North America in the future. Certain of our collaboration partners also have the right to conduct clinical trials of our product candidates in territories outside the United States, including in Greater China, under their own regulatory authorizations; the risks associated with those partner-conducted trials are described below under “Our collaboration partners are conducting, or plan to conduct, clinical trials of our product candidates in jurisdictions outside the United States under their own regulatory authorizations, and adverse findings, safety signals or regulatory actions arising from those trials could materially and adversely affect our own clinical programs.” The acceptance of trial data by the FDA or any comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice, (ii) the trials are performed by clinical investigators of recognized competence and pursuant to compliance with current GCP requirements and (iii) the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including the adequacy of the patient population studied and statistical powering, must be met. In addition, such foreign trials are subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any applicable foreign regulatory authority will accept data from trials conducted outside of its applicable jurisdiction. If the FDA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval for commercialization in the applicable jurisdiction.

Conducting trials outside the United States also exposes us to additional risks, including risks associated with:

∎	additional foreign regulatory requirements;

∎	foreign exchange fluctuations;

∎	compliance with foreign manufacturing, customs, shipment and storage requirements;

∎	cultural differences in medical practice and clinical research;

∎	diminished protection of intellectual property in some countries; and

∎	interruptions or delays in our trials resulting from geopolitical events, such as war or terrorism.

Our collaboration partners are conducting, or plan to conduct, clinical trials of our product candidates in jurisdictions outside the United States under their own regulatory authorizations, and adverse findings, safety signals or regulatory actions arising from those trials could materially and adversely affect our own clinical programs.

Certain of our collaboration partners have the right under our license and collaboration agreements to conduct clinical trials of our product candidates or the underlying compounds in territories outside the United States, including in Greater China. For example, Allorion is conducting a Phase 1/2 clinical study of AVZO-023 in China under its own regulatory authorization, in parallel with our ongoing ORION-1 study of AVZO-023 in the United States. DualityBio has also initiated enrollment of patients in China in connection with the AVENTINE-1 clinical protocol. These partner-conducted trials create a category of risk that is distinct from, and additional to, the risks associated with our own international trial operations.

Adverse safety events observed in a partner-conducted trial of our product candidate in another jurisdiction—even if occurring under a separate IND, protocol or regulatory framework—may come to the attention of the FDA and could result in the FDA placing a clinical hold on our U.S. IND for the same compound, particularly where the partner is evaluating the same compound at different doses, schedules or in different patient populations. Regulatory actions taken by foreign authorities in response to a partner’s trial could independently affect our global development strategy, create public perception risks or complicate our interactions with ex-U.S. regulatory authorities. In addition, data generated by our partners in their independent trials, whether positive or negative, may create pressure or expectations that influence our own trial design, dose escalation decisions or development timeline in ways that may not serve our best interests — for example, if Allorion’s AVZO-023 study in China generates efficacy or safety observations that differ from those in our ORION-1 study, such divergence could complicate our regulatory strategy or lead to FDA questions about the consistency of the compound’s profile across patient populations. In each case, we may have limited ability to control the pace, design or safety monitoring of a partner’s trial and may not receive timely notice of serious adverse events or other safety findings.

Our ability to monitor, control or benefit from partner-conducted trials is limited by the terms of our collaboration agreements and by the operational and regulatory realities of trials conducted in foreign jurisdictions. If we do not receive timely and complete safety information from our partners, or if partner-conducted trials generate adverse findings that affect our programs, our development timelines, clinical trial costs, regulatory strategy and ultimately our ability to obtain approval for our product candidates could be materially and adversely affected.

We have received Fast Track Designation for AVZO-1418 and AVZO-103; however, there is no guarantee that a Fast Track Designation will lead to a faster development, regulatory review or approval process, nor does it increase the likelihood that our product candidates will receive regulatory approval.

The FDA has granted Fast Track Designation to AVZO-1418 and AVZO-103. AVZO-1418 received Fast Track Designation for the treatment of patients with unresectable, locally advanced, or metastatic NSCLC with an EGFR exon 19 deletion or exon 21 L858R mutation, whose disease has progressed on or after therapy with an EGFR TKI. AVZO-103 received Fast Track Designation for the treatment of adult patients with locally advanced or metastatic urothelial cancer who have previously received enfortumab vedotin. Depending on the data from our preclinical studies and clinical trials, we may decide to seek Fast Track Designation for some or all of our other product candidates.

The Fast Track program is intended to expedite or facilitate the process for reviewing product candidates that meet certain criteria. Specifically, drugs are eligible for Fast Track designation if they are intended, alone or in combination with one or more drugs or biologics, to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a Fast Track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA is submitted, the application may be eligible for priority review. An NDA submitted for a Fast Track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation for our product candidate, it may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may also withdraw the Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Furthermore, such a designation does not increase the likelihood that the product candidate will receive regulatory approval in the United States. Many product candidates that have received Fast Track Designation have ultimately failed to obtain approval.

Risks Related to Commercialization, Marketing and Competition of Our Product Candidates

We currently have no marketing, sales or distribution capabilities, and we may need to invest significant resources to develop these capabilities. If we are unable to establish marketing, sales or distribution capabilities or enter into agreements with third parties to perform such activities, we may not be able to generate product revenue from our product candidates, if approved.

We currently have no marketing, sales or distribution capabilities, nor have we commercialized a product, and we may need to invest significant resources to develop these capabilities. If we are unable to establish marketing, sales or distribution capabilities or enter into agreements with third parties to perform such activities, we may not be able to generate product revenue. If any of our product candidates ultimately receives marketing approval, we will be required to build a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize each such product in the markets that we target, which will be expensive and time-consuming, or to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. We have no prior experience as a company in the marketing, sale and distribution of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Furthermore, we are currently developing product candidates for multiple indications in different medical specialties, which will require us to build different sales and marketing capabilities that are tailored to a given product or medical specialty. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. If we are not successful in commercializing our products, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

If the market opportunities for any of our product candidates, if approved, are smaller than we estimate, our revenue may be adversely affected, and our business may suffer.

The precise incidence and prevalence for all the conditions we aim to address with our product candidates are unknown. Our projections of both the number of people who have these conditions, as well as the subset of people with these conditions who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including published scientific literature, publicly available epidemiology databases (including SEER and GLOBOCAN), and company-commissioned market research, and may prove to be incorrect in general, or as to their applicability to our company. Further, new trials may change the estimated incidence or prevalence of these conditions. The total addressable market of our product candidates, if approved, will ultimately depend upon, among other things, the diagnosis criteria included in the final label for our product candidates approved for sale for these indications, if any, the ability of our product candidates to improve on the safety, convenience, cost and efficacy of competing therapies or therapies in development, acceptance by the medical community and patients, drug pricing and reimbursement.

The number of patients in the United States and other major markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products, if approved, and our product candidates or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our business, financial condition, results of operations and prospects.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries are characterized by the rapid evolution of technologies and understanding of disease etiology, intense competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

For our selective CDK portfolio, we face competition from small molecule inhibitors and degraders targeting CDK2 and CDK4. CDK2-targeted competitors in clinical development include Incyte Corporation’s INCB123667 (Phase 3), Pfizer Inc.’s tegtociclib (Phase 1), AstraZeneca PLC’s (“AstraZeneca”) AZD8421 (Phase 1), Novartis AG’s ECI830 (Phase 1), BeOne Medicines Ltd.’s (“BeOne”) BG-75098 (CDK2 degrader, Phase 1), IncyclixBio, Inc.’s INX-315 (Phase 1), and NiKang Therapeutics, Inc.’s (“NiKang”) NKT3964 (CDK2 degrader, Phase 1). CDK4-targeted competitors in clinical development include Pfizer Inc.’s atirmociclib (Phase 3), BeOne’s BGB-43395 (Phase 3), F. Hoffmann-La Roche Ltd.’s RG6794/GDC-4198 (CDK2/4i, Phase 1b/2) and GDC-0587 (Phase 1), and NiKang’s NKT5097 (CDK2/4 degrader, Phase 1), among others. Each of these competitors is pursuing combination strategies involving CDK inhibition with endocrine therapy or next-generation SERDs in HR+/HER2- advanced or metastatic breast cancer.

For our bispecific ADC portfolio, we face competition from monospecific, bispecific and other ADC programs. For ADCs targeting EGFR and/or HER3, our main competitors include Bristol-Myers Squibb Company and SystImmune Inc.’s izalontamab brengitecan (EGFR/HER3 ADC, Phase 2/3), Shanghai Junshi Biosciences Co., Ltd.’s JS212 (Phase 2, China only), BioNTech SE’s (“BioNTech”) BNT3212 (Phase 1), Innovent Biologics, Inc.’s IBI3005 (Phase 1, China only), CStone Pharmaceuticals’s CS5007 (Phase 1-ready), Merck & Co., Inc. and Daiichi Sankyo Company, Limited’s patritumab deruxtecan (HER3 ADC, Phase 3), BioNTech’s beruzatatug pelitecan (HER3 ADC, Phase 1), and ALX Oncology Holdings Inc.’s ALX2004 (EGFR ADC, Phase 1), among others. For ADCs targeting Nectin4 and/or TROP2 with a topoisomerase I payload, our main competitors include Akeso, Inc.’s AK146D1 (Nectin4/TROP2 ADC, Phase 2), Eli Lilly and Company’s LY4052031 (Nectin4 ADC, Phase 1), Innate Pharma SA’s IPH4502 (Nectin4 ADC, Phase 1), Merck & Co., Inc.’s MK-3120 (Nectin4 ADC, Phase 1), AstraZeneca’s datopotamab deruxtecan (TROP2 ADC, approved), and Merck & Co., Inc. and Kelun-Biotech Biopharmaceutical Co., Ltd.’s sacituzumab tirumotecan (TROP2 ADC, Phase 3), among others. With respect to AVZO-103 in particular, Akeso, Inc.’s AK146D1 is at a more advanced stage of clinical development than AVZO-103, which initiated Phase 1 enrollment in September 2025. If AK146D1 or any other competing product candidate reaches regulatory approval before AVZO-103, such competitor could establish label precedence, capture key patient populations and entrench itself as the standard of care in the Nectin4 and TROP2-targeting space before AVZO-103 has reached registration, which would materially reduce AVZO-103’s commercial opportunity.

We could see a reduction or elimination in our commercial opportunity if our competitors develop and commercialize products that, if approved, are safer, more effective, have fewer or less severe side effects, are more convenient to administer, less expensive or bear a more favorable label than our product candidates. Our competitors may also obtain FDA or other regulatory approval for their drugs more rapidly than we may, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Even if a product candidate we develop receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success. The revenues that we generate from sales of our products, if approved, may be limited, and we may never become profitable.

As a company, we have never commercialized a product. Even if our product candidates are approved by the appropriate regulatory authorities for marketing and sale, they may not gain acceptance among physicians, patients, third-party payors and others in the medical community. If any product candidates for which we obtain regulatory approval do not gain an adequate level of market acceptance, we could be prevented from, or significantly delayed in, achieving profitability. Market acceptance of our product candidates by the medical community, patients and third-party payors will depend on a number of factors, some of which are beyond our control. For example, physicians are often reluctant to switch their patients to new treatments and patients may be reluctant to switch from existing therapies even when new and potentially more effective or safer treatments enter the market.

Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If any of our product candidates are approved but do not achieve an adequate level of market acceptance, we could be prevented from or significantly delayed in achieving profitability. The degree of market acceptance of any product for which we receive marketing approval will depend on a number of factors, including:

∎	the clinical indications for which our product candidates are approved;

∎	physicians, hospitals and patients considering our product candidates as a safe and effective treatment;

∎	the potential and perceived advantages of our product candidates over alternative treatments;

∎	the prevalence and severity of any side effects;

∎	product labeling or product insert requirements of the FDA or comparable foreign regulatory authorities, including any limitations or warnings;

∎	the timing of market introduction of our product candidates in relation to other potentially competitive products;

∎	the cost of our product candidates in relation to alternative treatments;

∎	the amount of upfront costs or training required for physicians to administer our product candidates;

∎	the availability of coverage and adequate reimbursement from third-party payors and government authorities;

∎	the willingness of patients to pay out-of-pocket in the absence of comprehensive coverage and reimbursement by third-party payors and government authorities;

∎	the relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies;

∎	the effectiveness of our sales and marketing efforts and distribution support; and

∎	the presence or perceived risk of potential product liability claims.

Even if we are able to commercialize any product candidate, the third-party payor coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates could limit our ability to market those products and decrease our ability to generate revenue.

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors in the United States are essential for most patients to be able to afford treatments such as our products or product candidates, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for drug treatments by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize our products and potentially attract additional collaboration partners to invest in the development of our product candidates. We cannot be sure that adequate coverage and reimbursement in the United States or elsewhere will be available for our products or any products that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future. For more information, see the section titled “Business—Government Regulation—Coverage and Reimbursement.”

Third-party payors increasingly are challenging prices charged for pharmaceutical products, medical devices and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug is available. For example, the U.S. Department of Health and Human Services (“HHS”) imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation. In addition, HHS has been empowered to negotiate the price of certain single-source drugs that have been on the market for at least seven (7) years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. It is possible that a third-party payor may consider our products or product candidates, if approved, and the generic or biosimilar parent drug as substitutable and only offer to reimburse patients for the generic drug. Even if we show improved efficacy or safety or improved convenience of administration with our products or product candidates, if approved, pricing of the existing parent drug may limit the amount we will be able to charge for such product. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our products or product candidates and may not be able to obtain a satisfactory financial return on products that we may develop.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs, biologics and medical devices will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs, biologics and medical devices. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our products or product candidates.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of our products and product candidates, if approved, and on related parent drugs. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Many countries, including the European Union (“EU”) Member States, established complex and lengthy procedures to obtain price approvals, coverage and reimbursement. These procedures vary from country to country but are commonly initiated after grant of the related marketing authorization. More particularly, in the EU, potential reductions in prices and changes in reimbursement levels could be the result of different factors, including reference pricing systems. It could also result from the application of external reference pricing mechanisms, which consist of arbitrage between low-priced and high-priced countries. Reductions in the pricing of our medicinal products in one EU Member State could affect the price in other EU Member States and, thus, have a negative impact on our financial results. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products or product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits. As an example, many EU Member States review periodically their decisions concerning the pricing and reimbursement of medicinal products. The outcome of these reviews cannot be predicted and could have adverse effects on the pricing and reimbursement of our medicinal products in the EU Member States.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our products or product candidates. We expect to experience pricing pressures in connection with the sale of our products and product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes or executive orders. The downward pressure on healthcare costs in general, particularly prescription drugs, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Even if we receive regulatory approval for any product candidate, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions on marketing or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

Even if we obtain any marketing approval for our current or any future product candidates, such approvals will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with cGMPs and GCPs, for any clinical trials that we may conduct post-approval. Any marketing approvals that we receive for our current or future product candidates may also be subject to a REMS, limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval or contain requirements for potentially costly post-marketing testing, including Phase 4 trials and surveillance to monitor the quality, safety and efficacy of the drug.

In addition, biopharmaceutical manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the marketing application. If we or a regulatory authority discover previously unknown problems with a product, such as AEs of unanticipated severity or frequency, or problems with the facility where the product is manufactured or if a regulatory authority disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requesting a recall or requiring withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of our current or future product candidates, a regulatory authority may, among other things:

∎	issue an untitled letter or warning letter asserting that we are in violation of the law;

∎	seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

∎	suspend or withdraw marketing approval;

∎	suspend any ongoing clinical trials;

∎	refuse to approve a pending marketing authorization application or supplement submitted by us or our strategic partners;

∎	restrict or suspend the marketing or manufacturing of the drug;

∎	seize or detain the drug or otherwise require the withdrawal of the drug from the market;

∎	refuse to permit the import or export of product candidates; or

∎	refuse to allow us to enter into supply contracts, including government contracts.

In addition, if any of our product candidates is approved, our product labeling, advertising and promotion will be subject to regulatory requirements and continuing regulatory review. The FDA strictly regulates the promotional claims that may be made about drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant sanctions. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The government has also required companies to enter into consent decrees and imposed permanent injunctions under which specified promotional conduct is changed or curtailed.

The FDA’s policies, and those of equivalent foreign regulatory agencies, may change and additional government regulations may be enacted that could cause changes to or delays in the drug review process or suspend or restrict marketing approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability, which would harm our business, financial condition, results of operations and prospects.

Our future growth may depend, in part, on our ability to commercialize products in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future growth may depend, in part, on our ability to develop and commercialize our product candidates in foreign markets. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from applicable regulatory authorities in foreign markets, and we may never receive such regulatory approvals for any of our product candidates. To obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements regarding safety and efficacy and governing, among other things, clinical trials, commercial sales, pricing and distribution of our product candidates. If we obtain regulatory approval of our product candidates and ultimately commercialize our products in foreign markets, we would be subject to additional risks and uncertainties, including:

∎	different regulatory requirements for approval of drugs in foreign countries;

∎	reduced protection for intellectual property rights;

∎	the existence of additional third-party patent rights of potential relevance to our business;

∎	unexpected changes in tariffs, trade barriers and regulatory requirements;

∎	economic weakness, including inflation, or political instability in particular foreign economies and markets;

∎	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

∎	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

∎	foreign reimbursement, pricing and insurance regimes;

∎	workforce uncertainty in countries where labor unrest is common;

∎	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

∎	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Risks Related to Our Business and Operations, Employee Matters and Managing Growth

If our information technology systems or those of third parties with whom we work or our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits and other adverse consequences.

In the ordinary course of our business, we and the third parties with whom we work process sensitive data, including personal data (such as health-related data), and, as a result, we and the third parties with whom we work face a variety of evolving threats which could cause security incidents. Cyber-attacks, malicious internet-based activity, online and offline fraud, natural disasters, telecommunications issues, and other similar activities threaten the confidentiality, privacy, integrity and availability of our sensitive data and information technology systems and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect and certain of these threats come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states and nation-state-supported actors.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties with whom we work, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain and ability to produce, sell and distribute our goods and services.

We and the third parties with whom we work are subject to a variety of evolving threats, including social-engineering attacks (including through those that may be increasingly more difficult to identify, such as deep fakes, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss or theft of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by AI and other similar threats.

In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, inability to provide our products or services, loss of sensitive data and income, reputational harm and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

It may be difficult and costly to prevent, detect, investigate, mitigate, contain and remediate security incidents. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to prevent, detect, investigate, mitigate, contain and remediate security incidents could result in outages, data losses and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment (or that of third parties with whom we work) to gain access to other parts of the relevant environment, or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply chain attacks.

Remote work has increased risks to our information technology systems and data, as our personnel utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.

Future or past business transactions (such as acquisitions or integrations) expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We rely on third parties to operate critical business systems to process sensitive data in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, email and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps designed to prevent, detect, mitigate and remediate vulnerabilities in our information systems (such as our hardware and software, including that of third parties with whom we work). We have not and may not in the future, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we have and may in the future experience delays in deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

Any of the previously identified or similar threats have in the past and may in the future cause a security incident or other interruption that have in the past and may in the future result in unauthorized, unlawful or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure, processing of, or access to our sensitive data or our information technology systems or those of the third parties with whom we work. For example, we previously experienced a business email compromise incident in which an external threat actor impersonated an employee through a spoofed personal email account and induced our personnel to modify certain payroll information before we promptly identified and remediated the issue. We do not believe the incident had a material impact on us, and we do not believe any of our information technology systems or sensitive data were accessed or exfiltrated as a result of the incident. A security incident or other interruption could disrupt our ability (and that of third parties with whom we work) to provide our services.

We have in the past and may in the future expend resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive data.

Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators and investors, of security incidents or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.

If we, or a third party with whom we work, experience a security incident or are perceived to have experienced a security incident, we may experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits and inspections), additional reporting requirements and oversight, restrictions on processing sensitive data (including personal data), litigation (including class claims), indemnification obligations, negative publicity, reputational harm, monetary fund diversions, diversion of management attention, interruptions in our operations (including availability of data), financial loss and other similar harms. Security incidents and attendant material consequences may prevent or cause customers to stop using our services, deter new customers from using our services and negatively impact our ability to grow and operate our business. For example, the loss of data from clinical trials or similar activities could result in significant delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

Our contracts may not contain relevant limitations of liability related to data privacy and security, and even where they do, there can be no assurance that such limitations of liability in our contracts are sufficient to protect us from liabilities, damages or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect or infer sensitive data about us from public sources, data brokers or other means that reveal competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, sensitive data of the Company could be leaked, disclosed or revealed as a result of or in connection with our employees’, personnel’s or vendors’ use of generative AI technologies.

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions, litigation (including class claims) and mass arbitration demands, fines and penalties, disruptions of our business operations, reputational harm, loss of revenue or profits and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit and share (collectively, “process”) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, and sensitive third-party data (collectively, “sensitive data”).

Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, rules, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations relating to data privacy and security. In the United States, federal, state and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (for example, Section 5 of the Federal Trade Commission Act) and other similar laws (for example, wiretapping laws). For example, the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), imposes specific requirements relating to the privacy, security and transmission of individually identifiable protected health information by covered entities, business associates and their covered subcontractors.

Additionally, numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct or delete certain personal data and to opt-out of certain data processing activities, such as targeted advertising, profiling and automated decision-making. The exercise of these rights may impact our business. Certain states also impose stricter requirements for processing certain personal data, including sensitive data, such as conducting data privacy impact assessments. Certain of these state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018 (“CCPA”) applies to personal data of consumers, business representatives and employees who are California residents and requires businesses that are subject to the law to provide specific disclosures in privacy notices and respond to requests of such individuals to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages. The CCPA and other comprehensive U.S. state privacy laws exempt some data processed in the context of clinical trials. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. These developments further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties with whom we work.

Outside the United States, an increasing number of laws, regulations and industry standards govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom’s GDPR (“UK GDPR”) (collectively, “GDPR”), New Zealand’s Privacy Act and China’s Personal Information

Protection Law (“PIPL”) impose strict requirements for processing personal data. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

Our personnel and personnel of third parties with whom we work have in the past and may in the future use artificial intelligence (“AI”) and/or automated decision-making technologies to perform their work, and the disclosure and use of personal data in AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws and regulations regulating AI and/or automated decision-making technologies. Our use of this technology imposes additional compliance costs, and noncompliance with our relevant obligations could lead to, among other things, regulatory investigations and actions, as well as private claims. If we are unable to use AI and/or automated decision-making technologies, it could make our business less efficient and result in competitive disadvantages.

In addition, we may be unable to transfer or receive personal data from Europe, China and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe, China, and other jurisdictions have enacted laws requiring data (including personal data in certain instances) to be localized or limiting the transfer of data to other countries. In particular, the European Economic Area (“EEA”) and the United Kingdom (“UK”) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions (including the United States) have in the past and may in the future adopt or have already adopted similarly stringent data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States or other jurisdictions. If there were no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States or if the requirements for a legally compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants and activist groups.

Additionally, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving countries of concern (for example, China, Russia and Iran) and covered individuals (individuals and entities located in or controlled by individuals or entities located in those jurisdictions) that impacts certain business activities such as vendor engagements, the sale or sharing of data, employment of certain individuals and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which presents particular challenges for companies like ours that operate in the clinical trial space and impacts the ability to transfer data in connection with certain transactions or agreements.

We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. We also have in the past and may in the future publish privacy policies, marketing materials and other statements concerning data privacy and security. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security (and individuals’ data privacy expectations) are quickly changing, becoming increasingly stringent and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems and practices and to those of any third parties that process personal data on our behalf.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations.

If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (for example, investigations, fines, penalties, audits, inspections and similar), litigation (including class-action claims) and mass arbitration demands, additional reporting requirements or oversight, bans or restrictions on processing personal data, orders to destroy or not use personal data and imprisonment of company officials.

In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis and, if viable, carry the potential for significant statutory damages, depending on the volume of data and the number of violations.

Any of these events could have a material adverse effect on our reputation, business or financial condition, including: loss of customers, interruptions or stoppages in our business operations (including, as relevant, clinical trials), inability to process personal data or to operate in certain jurisdictions, limited ability to develop or commercialize our products, expenditure of time and resources to defend any claim or inquiry, adverse publicity or substantial changes to our business model or operations.

We are highly dependent on the services of our senior management team and if we are not able to retain members of our management team and recruit and retain additional management, clinical and scientific personnel, our business will be harmed.

We are highly dependent on our senior management team, including our Chief Executive Officer, Dr. Athena Countouriotis and our Chief Medical Officer, Dr. Mohammad Hirmand. The employment agreements we have with these officers do not prevent such persons from terminating their employment with us at any time. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives. We do not maintain “key person” insurance for any of our executives or other employees. The loss of the services of any of our executive officers, other key employees and other scientific and medical advisors, and our inability to find suitable replacements could result in delays in product development and harm our business. In addition, we will need to attract, retain and motivate highly qualified additional management, clinical and scientific personnel. If we are not able to retain our management and to attract, on terms acceptable to us, additional qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or grow.

We may not be able to attract or retain qualified personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses. Many of the other pharmaceutical companies that we compete against for qualified personnel and consultants have greater financial and other resources, different risk profiles and a longer operating history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates and consultants than what we have to offer. If we are unable to attract, retain and motivate high-quality personnel and consultants to accomplish our business objectives, the rate and success at which we can discover and develop product candidates and our business will be limited and we may experience constraints on our development objectives.

Our ability to use our U.S. net operating loss carryforwards and certain other U.S. tax attributes may be limited.

As of December 31, 2025, we had U.S. federal and state net operating loss (“NOL”) carryforwards of approximately $57.8 million and $7.1 million, respectively. Our federal NOL carryforwards may be carried forward indefinitely but are limited to 80% of taxable income in such taxable year. It is uncertain if and to what extent various states will conform to federal law. There also may be periods during which the use of state NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Under Sections 382 and 383 of the Internal Revenue Code of 1986 (the “Code”), as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which generally is defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and certain other tax attributes to offset its post-change income or taxes may be limited. We may have experienced ownership changes in the past, and we may experience ownership changes as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If our ability to use NOL carryforwards and certain other tax attributes is materially limited by any ownership change, it could harm future results of operations by effectively increasing our future tax obligations.

Legislation or other changes in U.S. tax law may have a material adverse effect on our business, cash flow, financial condition or results of operations.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service (“IRS”) and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many changes have been made to applicable tax laws and changes are likely to continue to occur in the future. On July 4, 2025, the One Big Beautiful Bill Act (the “Act”) was enacted into law. The Act includes significant changes to the U.S. tax code, including restoration of immediate recognition of domestic research and development expenditures and reinstatement of 100% bonus depreciation for qualifying property. Future guidance from IRS and other tax authorities with respect to such legislation may affect our business, and certain aspects of such legislation could be repealed or modified in future legislation. In addition , it is uncertain if and to what extent various states will conform to such legislation or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings and the deductibility of expenses or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges and could increase our future tax expense. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations.

It cannot be predicted whether, when, in what form or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in our or our stockholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof. Investors should consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.

We or the third parties upon whom we depend may be adversely affected by earthquakes, fires or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

If earthquakes, fires, other natural disasters, terrorism and similar events beyond our control prevent us from using all or a significant portion of our headquarters or other facilities, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. We may incur substantial expenses as a result of the absence or limited nature of our internal or third-party service provider disaster recovery and business continuity plans, which could have a material adverse effect on our business. In addition, the long-term effects of climate change on general economic conditions and the pharmaceutical manufacturing and distribution industry in particular are unclear, and changes in the supply, demand or available sources of energy and the regulatory and other costs associated with energy production and delivery may affect the availability or cost of goods and services, including raw materials and other natural resources, necessary to run our business. If such an event were to affect our supply chain, it could have a material adverse effect on our ability to conduct our clinical trials, our development plans and business.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any product candidate that we may develop.

We face an inherent risk of product liability exposure related to the testing of our current and any future product candidates in clinical trials and may face an even greater risk if we commercialize any product candidate that we may develop. If we cannot successfully defend ourselves against claims that any such product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

∎	decreased demand for any product candidate that we may develop;

∎	product recalls, withdrawals or labeling, marketing or promotional restrictions;

∎	loss of revenue;

∎	substantial monetary awards to trial participants or patients;

∎	significant time and costs to defend the related litigation;

∎	a diversion of management’s time and our resources;

∎	withdrawal of clinical trial participants;

∎	initiation of investigations by regulators;

∎	the inability to commercialize any product candidate that we may develop;

∎	injury to our reputation and significant negative media attention; and

∎	a decline in our stock price.

We currently hold approximately $10 million in product liability insurance coverage in the aggregate. We may need to increase our insurance coverage as we expand our clinical trials and if we successfully commercialize any product candidate. Insurance coverage can be increasingly expensive. We may not be able to obtain or maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Although we will maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies will also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of June 30, 2026, we had 55 full-time employees. As we advance our research and development programs, we may need to further increase the number of our employees and the scope of our operations, particularly in the areas of clinical development, manufacturing, general and administrative matters related to being a public company, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage any future growth, we must:

∎	identify, recruit, integrate, maintain and motivate additional qualified personnel;

∎	manage our development efforts effectively, including the initiation and conduct of clinical trials for our product candidates; and

∎	improve our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to develop, manufacture and commercialize our product candidates, if approved, will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert financial, other resources and a disproportionate amount of its attention away from day-to-day activities to managing these growth activities.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct or improper activities by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include insider trading, intentional failures to comply with FDA regulations or the regulations applicable in other jurisdictions, provide accurate information to the FDA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations, any of which could have a negative impact on our business, financial condition, results of operations and prospects.

If we or any CDMOs and suppliers we engage fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We and any CDMOs and suppliers we engage are subject to numerous federal, state and local environmental, health and safety laws, regulations and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air and water; and employee health and safety. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. Under certain environmental laws, we could be held responsible for costs relating to any contamination at third-party facilities. We could also incur significant costs associated with civil or criminal fines and penalties.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research and product development efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to comply with these laws, regulations and permitting requirements also may result in substantial fines, penalties or other sanctions or business disruption, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Any third-party CDMOs and suppliers we engage will also be subject to these and other environmental, health and safety laws and regulations. Liabilities they incur pursuant to these laws and regulations could result in significant costs or an interruption in operations, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

International trade policies, including tariffs, sanctions and trade barriers may adversely affect our business, financial condition, results of operations and prospects.

We operate in a global economy, which includes utilizing third-party suppliers in several countries outside the United States. There is inherent risk, based on the complex relationships among the U.S. and the countries in which we conduct our business, that political, diplomatic and national security factors can lead to global trade restrictions and changes in trade policies and export regulations that may adversely affect our business and operations. The current international trade and regulatory environment is subject to significant ongoing uncertainty. The U.S. government has announced substantial new tariffs affecting a wide range of products and jurisdictions and has indicated an intention to continue developing new trade policies, including with respect to the pharmaceutical industry. In response, certain foreign governments have announced or implemented retaliatory tariffs and other protectionist measures. These developments have created a dynamic and unpredictable trade landscape, which may adversely impact our business, results of operations, financial condition and prospects.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for clinical testing, as well as for manufacture of any products that we may commercialize, if approved. Currently, several of our suppliers and collaboration partners are located outside of the United States, including in Greater China. We also rely on specialized laboratory equipment, supplies and materials, all or part of which we believe may be ultimately sourced from multiple countries outside the United States, to advance our research and development efforts.

Current or future tariffs could result in increased research and development expenses, including with respect to increased costs associated with active pharmaceutical ingredients, raw materials, laboratory equipment and research materials and components. In addition, such tariffs could increase our supply chain complexity and could also potentially disrupt our existing supply chain. Trade restrictions affecting the import of materials necessary for clinical trials could result in delays to our development timelines. Increased development costs and extended development timelines could place us at a competitive disadvantage compared to companies operating entirely domestically or in regions with more favorable trade relationships and could reduce investor confidence, negatively impacting our ability to secure additional financing on favorable terms or at all. In addition, as we advance toward commercialization in the future, tariffs and trade restrictions could hinder our ability to establish cost-effective production capabilities, negatively impacting our growth prospects.

The complexity of announced or future tariffs may also increase the risk that we or our customers or suppliers may be subject to civil or criminal enforcement actions in the United States or foreign jurisdictions related to compliance with trade regulations. Foreign governments may also adopt non-tariff measures, such as procurement preferences or informal disincentives to engage with, purchase from or invest in U.S. entities, which may limit our ability to compete internationally and attract non-U.S. investment, employees, customers and suppliers. Foreign governments may also take other retaliatory actions against U.S. entities, such as decreased intellectual property protection, increased enforcement actions or delays in regulatory approvals, which may result in heightened international legal and operational risks. In addition, the United States and other governments have imposed and may continue to impose additional sanctions, such as trade restrictions or trade barriers, which could restrict us from doing business directly or indirectly in or with certain countries or parties and may impose additional costs and complexity to our business.

Trade disputes, tariffs, restrictions and other political tensions between the United States and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability and economic recessions or downturns. The ultimate impact of current or future tariffs and trade restrictions remains uncertain and could materially and adversely affect our business, financial condition, results of operations and prospects. While we actively monitor these risks, any prolonged economic downturn, escalation in trade tensions or deterioration in international perception of U.S.-based companies could materially and adversely affect our business, ability to access the capital markets or other financing sources, results of operations, financial condition and prospects. In addition, tariffs and other trade developments have and may continue to heighten the risks related to the other risk factors described elsewhere in this proxy statement/prospectus.

Risks Related to Government Regulatory and Legal Requirements

Our relationships with customers, physicians and third-party payors may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, other healthcare laws and regulations and health data privacy and security laws and regulations, contractual obligations and self-regulatory schemes. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Healthcare providers and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors may subject us to various federal and state fraud and abuse laws and other healthcare laws, including, without limitation, the federal Anti-Kickback Statute, the federal civil and criminal false claims laws, the health care fraud provisions of HIPAA and the federal Physician Payments Sunshine Act and their implementing regulations. These laws will impact, among other things, our clinical research, as well as our proposed sales and marketing programs. In addition, we may be subject to health information privacy and security laws by the federal government, including HIPAA, as amended by HITECH, the states and other jurisdictions in which we may conduct our business. We may also be subject to other state and local laws, including requirements for certain regulatory licenses to manufacture or distribute products commercially. For more information, see the section titled “Avenzo’s Business—Government Regulation and Product Approval—Other U.S. Healthcare Laws and Compliance Requirements.”

Because of the breadth of these laws and the limited statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against them, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations.

Healthcare legislative reform measures may have a negative impact on our business and results of operations.

In the United States and foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. For more information, see the section titled “Avenzo’s Business—Government Regulation and Product Approval—Healthcare Reform.”

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives, including the 2010 Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”), which substantially changed the way healthcare is financed by both the government and private insurers and significantly impacts the U.S. pharmaceutical industry. Since its enactment, there have been amendments and judicial, Congressional and executive branch challenges to certain aspects of the ACA. For example, on July 4, 2025, the One Big Beautiful Bill Act, or OBBBA, was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

∎	the demand for any of our product candidates, if approved;

∎	the ability to set a price that we believe is fair for any of our product candidates, if approved;

∎	our ability to generate revenues and achieve or maintain profitability;

∎	the level of taxes that we are required to pay; and

∎	the availability of capital.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical and biologic products. In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs.

We cannot be sure whether additional legislative changes will be enacted, whether FDA regulations, guidance or interpretations will be changed or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. The current administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, the Centers for Medicare and Medicaid Services (“CMS”) and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with pharmaceutical companies that require the drug manufacturers to offer, through a direct-to-consumer platform (TrumpRx), U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions include, for example, (1) directives to reduce agency workforce program cuts, (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives; (3) imposing tariffs on certain imported pharmaceutical products; and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass health care related legislation that could, among others, impact the drug approval process, modify the Medicare Drug Price Negotiation Program, expand the orphan drug exclusion and reduce Medicaid enrollment and funding.

In addition, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We cannot predict what healthcare reform initiatives may be adopted in the future. We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and additional downward pressure on the price that we receive for any approved drug. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act (the “FCPA”) and similar anti-corruption and anti-bribery laws, as well as trade sanctions, embargoes and anti-money laundering laws and regulations. Compliance with these legal standards could hinder our ability to compete in certain markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

Our operations are subject to U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations. The FCPA and these other laws generally prohibit us, our officers and our employees and intermediaries from, directly or indirectly, offering, authorizing or making improper payments to non-U.S. government officials for the purpose of obtaining or retaining business or other advantage. We engage third parties for clinical trials outside of the United States and may continue to do so in the future. We may also sell our products abroad, if approved, and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals for any product sales outside the United States. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. As our business expands, the applicability of the FCPA and other anti-bribery laws to our operations will increase. If our procedures and controls to monitor anti-bribery compliance fail to protect us from reckless or criminal acts committed by our employees or agents or if we, or our employees, agents, contractors or other collaborators, fail to comply with applicable anti-bribery laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and significant expenses, which could have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

In addition, our products, if approved, may be subject to U.S. and foreign export controls, trade sanctions, embargoes and import laws and regulations. Governmental regulation of the import or export of our products or our failure to obtain any required import or export authorization for our products, when applicable, could harm our international or domestic sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations or in the countries, persons or products targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business.

There is substantial uncertainty regarding the Administration’s (as defined below) initiatives and how these might impact the FDA, its implementation of laws, regulations, policies and guidance and its personnel. Similar initiatives may also be directed toward other government agencies. These initiatives could prevent, limit or delay development and regulatory approval and impact commercialization, of our product candidates, which would impact our business.

FDA-regulated industries, such as ours, face substantial uncertainty regarding the regulatory environment we will face as we proceed with research and development, and possibly in future commercialization, efforts following the inauguration of President Trump in January 2025 (the “Administration”). Some of these efforts have manifested to date in the form of personnel measures that could impact the FDA’s ability to hire and retain key personnel, which could result in delays in or limitations on our ability to obtain guidance from the FDA on our product candidates in development and obtain the requisite regulatory approvals in the future. Moreover, the Administration has proposed action to freeze or reduce the budget of the National Institutes of Health (“NIH”) related to its funding for medical research, which could decrease the ability of facilities that rely on NIH funding to enroll and conduct clinical trials or increase the costs to us of conducting clinical trials. There remains general uncertainty regarding future activities. The Administration could issue or promulgate executive orders, regulations, policies or guidance that adversely affect us or create a more challenging or costly environment to pursue the development and sale of new therapeutic products. For example, on January 20, 2025, the Administration announced an executive order establishing the Department of Government Efficiency to maximize government efficiency and productivity. Pressures on and uncertainty surrounding the U.S. federal government’s budget and potential changes in budgetary priorities could adversely affect the funding for existing programs and grants and increase the costs to us of conducting clinical trials. Alternatively, state governments may attempt to address or react to changes at the federal level with changes to their own regulatory frameworks in a manner that is adverse to our operations. If we or our collaborators become negatively impacted by future governmental orders, regulations, policies or guidance as a result of the Administration, there could be a material adverse effect on us and our business.

Risks Related to Third Party Relationships

We rely on third-party manufacturers, CROs, CDMOs and suppliers to supply, develop and test components of our product candidates. The loss of our third-party manufacturers, CROs, CDMOs or suppliers, their failure to comply with applicable regulatory requirements or to supply sufficient quantities at acceptable quality levels or prices, or at all, or changes in methods of product candidate manufacturing, development or formulation would materially and adversely affect our business.

We do not own or operate facilities for drug manufacturing, storage, distribution or quality testing. We currently rely exclusively, and may continue to rely exclusively, on third-party contract manufacturers, to manufacture and test bulk drug substances, biologic and drug products, raw materials, samples, components or other materials and reports. Reliance on third-party manufacturers may expose us to different risks than if we were to manufacture product candidates ourselves. There can be no assurance that our preclinical and clinical development product supplies will not be limited, interrupted, terminated or of satisfactory quality or continue to be available at acceptable prices. In addition, any replacement of our manufacturer could require significant effort and expertise because there may be a limited number of qualified replacements.

The manufacturing process for a product candidate is subject to FDA, EMA and foreign regulatory authority review. In some cases, we, and our suppliers and manufacturers, some of which may be our sole source of supply, must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as cGMPs. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the FDA, EMA and other comparable foreign regulatory authorities. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA and other comparable foreign regulatory authorities, we may not be able to rely on their manufacturing facilities for the manufacture of elements of our product candidates. Moreover, we do not control the manufacturing process at our contract manufacturers and are completely dependent on them for compliance with current regulatory requirements. In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to enter into an agreement with another third party, which we may not be able to do on reasonable terms, if at all, or the clinical development of our product candidates may be delayed. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such to another third party.

These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to enable us, or to have another third party, manufacture our product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines; and we may be required to repeat some of the development program. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.

We expect to continue to rely on third-party manufacturers if we receive regulatory approval for any product candidate. We will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. Any manufacturing facilities used to produce our products will be subject to periodic review and inspection by the FDA and foreign regulatory authorities, including for continued compliance with cGMP requirements, quality control, quality assurance and corresponding maintenance of records and documents. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our or a third party’s failure to execute on our manufacturing requirements, comply with cGMPs or maintain a compliance status acceptable to the FDA or foreign regulatory authorities could adversely affect our business in a number of ways, including:

∎	delay in the progress on certain research programs;

∎	an inability to initiate or continue clinical trials of product candidates under development;

∎	delay in submitting regulatory applications or receiving regulatory approvals for product candidates;

∎	loss of the cooperation of existing or future collaborators;

∎	subjecting third-party manufacturing facilities to additional inspections by regulatory authorities;

∎	requirements to cease distribution or to recall batches of our product candidates; and

∎	in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for our therapeutics.

Additionally, our contract manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our contract manufacturers were to encounter any of these difficulties, our ability to provide our product candidates to patients in preclinical and clinical trials, or to provide product for treatment of patients once approved, would be jeopardized.

In addition, we currently rely on foreign CROs and CDMOs, for manufacturing and development activities and will likely continue to rely on foreign CROs and CDMOs in the future. Foreign CDMOs may be subject to U.S. legislation, sanctions, trade restrictions and other foreign regulatory requirements which could increase the cost or reduce the supply of material available to us, delay the procurement or supply of such material or have an adverse effect on our ability to secure significant commitments from governments to purchase our potential therapies.

For example, the BIOSECURE Act prohibits U.S. federal agencies from entering into or renewing a contract with any company that uses biotechnology equipment or services produced or provided by a “biotechnology company of concern” in the performance of that contract, which may impact one of our CDMOs. It also prohibits loans or grant funding from U.S. federal agencies to entities that use any biotechnology equipment or services produced or provided by a “biotechnology company of concern” in the performance of the government grant or loan. The effects of this legislation are unknown; however, it could have the downstream effect of restricting the ability of pharmaceutical companies that enter into contracts with or receive funding from U.S. federal agencies from purchasing services or equipment from certain Chinese biotechnology companies, including those that are specifically named in the BIOSECURE Act, as well as supply chain disruptions or delays. In addition to the BIOSECURE Act, any additional executive action, legislative action or potential sanctions with China could materially impact our work. U.S. executive agencies have the ability to designate entities and individuals on various governmental prohibited and restricted parties lists. Depending on the designation, potential consequences can range from a comprehensive prohibition on all transactions or dealings with designated parties or a limited prohibition on certain types of activities, such as exports and financing activities, with designated parties.

Furthermore, as product candidates progress through preclinical and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of current or future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates, if approved, and generate revenue.

We rely, and expect to continue to rely, on third parties, including independent clinical investigators, contracted laboratories and CROs, to conduct our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators, contracted laboratories and third-party CROs, to conduct our preclinical studies and clinical trials in accordance with applicable regulatory requirements, to validate our assays and to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with good laboratory practices (“GLPs”), as applicable, and GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible, reproducible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Regulatory authorities enforce these GLPs and GCPs through periodic inspections of laboratories conducting GLP studies, trial sponsors, principal investigators and trial sites. If we, our investigators or any of our CROs or contracted laboratories fail to comply with applicable GLPs and GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional preclinical studies or clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine whether any of our preclinical studies or clinical trials comply with applicable GLP or GCP regulations. In addition, our clinical trials must be conducted with product, including biologic product, produced in compliance with applicable cGMP regulations. Our failure to comply with these regulations may require us to repeat preclinical studies or clinical trials, which would delay the regulatory approval process.

Further, these laboratories, investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. If independent laboratories, investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that we develop. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated.

Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if we make a general assignment for the benefit of our creditors or if we are liquidated.

There is a limited number of third-party service providers that specialize or have the expertise required to achieve our business objectives. If any of our relationships with these third-party laboratories, CROs or clinical investigators terminate, we may not be able to enter into arrangements with alternative laboratories, CROs or investigators or to do so in a timely manner or on commercially reasonable terms. If laboratories, CROs or clinical investigators do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our preclinical or clinical protocols, regulatory requirements or for other reasons, our preclinical or clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Switching or adding additional laboratories or CROs (or investigators) involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new laboratory or CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our contracted laboratories and CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and results of operations.

In addition, clinical investigators may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest or the FDA concludes that the financial relationship may have affected the interpretation of the preclinical study or clinical trial, the integrity of the data generated at the applicable preclinical study or clinical trial site may be questioned and the utility of the preclinical study or clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA. Any such delay or rejection could prevent us from commercializing our clinical-stage product candidate or any future product candidates.

The manufacturing of our product candidates is complex, and our third-party manufacturers may encounter difficulties in production. If we or any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials, our ability to obtain marketing approval or our ability to provide supply of our products for patients, if approved, could be delayed or stopped.

The process of manufacturing pharmaceuticals is complex, time-consuming, highly regulated and subject to multiple risks. Our contract manufacturers must comply with legal requirements, cGMPs and guidelines for the manufacturing of pharmaceuticals used in clinical trials and, if approved, marketed products. Our contract manufacturers may have limited experience in the manufacturing of cGMP batches.

Manufacturing pharmaceuticals is highly susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered at our third-party manufacturers’ facilities, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm our business.

In addition, there are risks associated with large-scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with cGMPs, lot consistency and timely availability of raw materials. Even if we or our future collaborators obtain regulatory approval for any of our product candidates, there is no assurance that manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. If manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and prospects.

Scaling up a pharmaceutical manufacturing process is a difficult and uncertain task, and our third-party manufacturers may not have the necessary capabilities to complete the implementation, manufacturing and development process. If we are unable to adequately validate or scale-up the manufacturing process at our current manufacturers’ facilities, we will need to transfer to another manufacturer and complete the manufacturing validation process, which can be lengthy. If we are able to adequately validate and scale-up the manufacturing process for our product candidates with a contract manufacturer, we will still need to negotiate with such contract manufacturer an agreement for commercial supply and it is not certain we will be able to come to agreement on terms acceptable to us.

We cannot assure that any stability or other issues relating to the manufacture of any of our current or future product candidates will not occur in the future. If our third-party manufacturers were to encounter any of these difficulties, our ability to provide any product candidates to patients in planned clinical trials and products to patients, once approved, would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of planned clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely. Any adverse developments affecting clinical or commercial manufacturing of our product candidates or products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls or other interruptions in the supply of our product candidates or products. We may also have to take inventory write-offs and incur other charges and expenses for product candidates or products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties faced at any level of our supply chain could adversely affect our business and delay or impede the development and commercialization of any of our product candidates or products, if approved, and could have an adverse effect on our business, prospects, financial condition and results of operations.

As part of our process development efforts, we also may make changes to the manufacturing processes at various points during development, for various reasons, such as controlling costs, achieving scale, decreasing processing time, increasing manufacturing success rate or other reasons. Such changes carry the risk that they will not achieve their intended objectives, and any of these changes could cause our current or future product candidates to perform differently and affect the results of our current or future clinical trials. In some circumstances, changes in the manufacturing process may require us to perform ex vivo comparability studies and to collect additional data from patients prior to undertaking more advanced clinical trials. For instance, changes in our process during the course of clinical development may require us to show the comparability of the product used in earlier clinical phases or at earlier portions of a trial to the product used in later clinical phases or later portions of the trial.

Our existing collaborations are, and our future collaborations may be, important to our business. If we are unable to enter into new collaborations, or if our collaborations are not successful, our business could be adversely affected.

A part of our strategy is to systematically evaluate and, as deemed appropriate, enter into strategic collaborations when strategically attractive, including potentially with major biotechnology or pharmaceutical companies. We have limited capabilities for product development and do not yet have any capability for commercialization. Accordingly, we have entered into, and may enter into, collaborations with other companies to provide us with important technologies and funding for our programs and technology. If we fail to enter into or maintain collaborations on reasonable terms or at all, our ability to develop our existing or future research programs and product candidates could be delayed, the commercial potential of our product candidates could change and our costs of development and commercialization could increase. Furthermore, we may find that our programs require the use of intellectual property rights held by third parties, and the growth of our business may depend in part on our ability to acquire or in-license these intellectual property rights.

Our existing collaborations and any future collaborations we may enter into may pose a number of risks, including, but not limited to, the following:

∎	we may be required to make royalty, milestone and other payments to such collaborators, which could be significant and make it difficult for us to achieve or maintain profitability;

∎

collaborators have significant discretion in determining the efforts and resources that they will apply to the development and commercialization of the product candidates in Greater China under our license agreements;

∎

collaborators may fail to meet their obligations as expected under our license agreements, which could give rise to disputes, delays in development activities, or claims for damages, and which could ultimately result in termination of the affected agreement;

∎

certain of our collaborators are responsible for the supply of product candidates for our clinical trials, and any delay, disruption or termination of these manufacturing and supply arrangements could delay or halt our development programs and force us to identify and qualify alternative sources of supply, which could be costly and time-consuming;

∎

collaborators may not transfer to us on a timely basis, or at all, certain technology, know-how, materials and data on which we rely, which could delay our development programs or limit our ability to advance the product candidates;

∎

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products, if approved, and product candidates if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours, which could reduce the value of our licensed rights or create disputes over the scope of our licensed intellectual property;

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product candidates may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to development or commercialization of the product candidates in Greater China;

∎

collaborators may fail to comply with applicable laws or regulations, including regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product, and any such non-compliance could jeopardize our ability to rely on data or materials generated by our collaborators, delay or prevent regulatory approvals in our territories, expose us to regulatory investigation or enforcement, or result in reputational harm;

∎

collaborators may not continue to develop or commercialize the product candidates in Greater China, or may prioritize other programs or product candidates, and any such failure to advance the product candidates in Greater China, or any material misalignment between our development and commercialization strategy in our territories and our collaborators’ development and commercialization strategy in Greater China, could reduce the total addressable market for the product candidates, adversely affect our ability to conduct global clinical trials that include Greater China sites or otherwise adversely affect our global development strategy;

∎

collaborators with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

∎

disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may become insolvent or subject to bankruptcy or similar proceedings, which could result in the termination or rejection of our license agreements and the loss of our rights to the underlying intellectual property, and because our collaborators are organized under, or have significant operations in, jurisdictions outside the United States, protections available to us under the U.S. Bankruptcy Code, including Section 365(n), may not be available in insolvency proceedings in our collaborators’ home jurisdictions;

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collaborators may be acquired by, or enter into transactions with, third parties, including our competitors, and any such transaction could result in changes to our collaborators’ strategic priorities, restructuring or termination of the license agreement, disputes over the scope of our licensed rights, or loss of key personnel at our collaborators on whom we depend for technology, know-how, or supply;

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collaborators who are based in, or conduct significant operations in, jurisdictions outside the United States, including Greater China, may be subject to geopolitical developments, changes in trade policy, export controls, sanctions, CFIUS review and other national security or regulatory scrutiny, including any actions taken by the U.S. or foreign governments in response to the BIOSECURE Act or similar legislation or executive action, which could adversely affect our collaborators’ ability to perform their obligations to us, our ability to receive supply of licensed compounds and drug product, our ability to develop or commercialize product candidates in-licensed from our collaborators or the overall value of our licensed rights;

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collaborators may not properly maintain or defend their or our intellectual property rights or may use their or our proprietary information in such a way as to invite litigation that could jeopardize or invalidate their or our intellectual property or proprietary information or expose us to potential litigation;

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collaborators may infringe, or may be alleged to infringe, the intellectual property rights of third parties, which could expose us to litigation and potential liability and could jeopardize the scope of our licensed intellectual property rights;

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collaborations may be terminated by the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates and jeopardize the scope of our licensed intellectual property rights; and

any of the foregoing risks could delay, limit or prevent the development, regulatory approval or commercialization of our product candidates, materially reduce the value of our licensed rights, force us to seek alternative sources of the licensed technology or supply on commercially reasonable terms or at all, or result in the loss of value of investments we have made in the affected programs.

If our existing collaborations do not result in the successful discovery, development and commercialization of product candidates, we may not generate any revenue for the applicable product candidates or products. Additionally, if one of our existing collaborators terminates its agreement with us, we could lose rights to further exploit the in-licensed rights, technology and product candidates that are material to our business. If our future collaborations do not result in the successful discovery, development and commercialization of product candidates, we may not receive any future milestone, royalty or similar payments under such collaboration. Additionally, if one of our future collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be adversely affected.

We face significant competition in seeking appropriate collaborative partners. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon an assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors relating to our business. These factors may include the design or results of preclinical studies or clinical trials, the likelihood of regulatory approval, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of any uncertainty with respect to our ownership of technology (which can exist if there is a challenge to such ownership regardless of the merits of the challenge) and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization, reduce the scope of any sales or marketing activities or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop product candidates or bring them to market and generate product revenue.

Reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Reliance on third parties to manufacture or commercialize our current or any future product candidates and on collaborations with additional third parties for the development of our current or any future product candidates, requires us to share trade secrets with these third parties. We may also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, services agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure could have an adverse effect on our business and results of operations.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any third-party collaborators. A competitor’s discovery of our trade secrets could harm our business.

Risks Related to Intellectual Property

We have licensed intellectual property rights from third parties and may do so in the future. Such licenses may be subject to early termination if we fail to comply with our obligations in our licenses with third parties, which could result in the loss of rights or technology that are material to our business.

We are a party to licenses that give us rights to third-party intellectual property or technology that is necessary or useful for our business, and we may enter into additional licenses in the future. For example, we depend on licenses from Allorion, DualityBio and VelaVigo for certain intellectual property relating to the development and commercialization of our clinical-stage product candidates, AVZO-021 and AVZO-023, AVZO-1418 and AVZO-103, respectively. Under these existing and future license agreements, we are or may become obligated to pay the licensor fees, which may include upfront fees, annual license fees, reimbursement of research and development expenses, upstream license obligations, milestone payments, royalties, a percentage of revenues associated with the licensed technology, a percentage of sublicensing revenue or other payments. These fees may be significant, which could make it difficult for us to achieve or maintain profitability. In addition, under certain of such agreements, we are or may become required to diligently pursue the development of products using the licensed technology. If we fail to comply with these obligations, including due to our use of the intellectual property licensed to us in an unauthorized manner, and fail to cure our breach within a specified period of time, the licensor may have the right to terminate the applicable license, in which event we could lose valuable rights and technology that are material to our business, which may prevent or limit our ability to develop, manufacture and commercialize our product candidates. Such licensors may also have additional termination rights for our uncured material breach, insolvency, patent challenge or cessation of development or commercialization, in which event we could lose valuable rights and technology that are material to our business, which may prevent or limit our ability to develop, manufacture and commercialize our product candidates.

In addition, the agreements under which we license intellectual property or technology to or from third-parties can be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire. The failure to obtain or in-license any compositions, methods of use, processes or other third-party intellectual property rights at a reasonable cost or on reasonable terms, could harm our business. If we fail to obtain licenses to necessary third-party intellectual property rights, we may need to cease use of the compositions or methods covered by such third-party intellectual property rights. Furthermore, we may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Our success depends in part on our ability to protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.

Our commercial success will depend in large part on obtaining and maintaining patent, trademark and trade secret protection of our proprietary technologies and our product candidates, their respective components, formulations, combination therapies, and methods used to manufacture them and methods of treatment, as well as successfully defending these patents against third-party challenges. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing our product candidates is dependent upon the extent to which we have rights under valid and enforceable patents that cover these activities. If we are unable to secure and maintain patent protection for any product or technology we develop, or if the scope of the patent protection secured is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to commercialize any product candidates we may develop may be adversely affected. The patenting process is expensive and time-consuming, and we may not be able to file, prosecute and maintain or in-license, all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue, obtain or maintain patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications or to maintain the patents, covering technology that we license from or license to third parties, and are reliant for such purposes on our licensors or licensees. In addition, we cannot guarantee that patent applications or patents that we initially believe to be owned by the company or a licensor will not be found to be encumbered by third party ownership or other third party rights that may not have been evident to us at the time of preparation, filing or in-licensing. For instance, such rights could arise from the intellectual contributions of company employees who were previously employed by third parties, such as universities or other biopharmaceutical or pharmaceutical companies, including our competitors or potential competitors, or from the intellectual contributions of company consultants, advisors or independent contractors with current or previous relationships with such third parties. Therefore, these patents and applications may not be prepared, filed, prosecuted or enforced in a manner consistent with the best interests of our business. Furthermore, licenses from such third parties may be required or desirable but may not be available on reasonable terms, or at all.

The strength of patents in the biotechnology field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries. Even if the patents are successfully issued, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around its claims. If the breadth or strength of protection provided by the patent applications we hold with respect to our product candidates is threatened, this could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates.

We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim, and we may be subject to a third-party submission of prior art to the United States Patent and Trademark Office (“USPTO”) in connection with pending patent applications, and any analogous procedures outside the United States. There also may be prior art of which we are aware, but which we believe does not affect the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that if challenged, our patents would be found by a court to be valid or enforceable or that even if found valid and enforceable, a competitor’s technology or product would be found by a court to infringe our patents. We may analyze patents or patent applications of our competitors that we believe are relevant to our activities and conclude that we are free to operate in relation to our product candidates, but our competitors may ultimately obtain issued claims, including in patents we consider to be unrelated, which block our efforts or may potentially result in our product candidates or our activities infringing such claims. The possibility exists that others will develop products which compete with our products on an independent basis which do not infringe our patents or other intellectual property rights or will design around the claims of patents to which we have rights that cover our products.

The United States has enacted and implemented wide-ranging patent reform legislation. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available or the availability of patent protection in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents that have already issued.

Depending on actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. For example, recent decisions raise questions regarding the award of patent term adjustment (“PTA”) for patents in families where related patents have issued without PTA. Thus, it cannot be said with certainty how PTA will/will not be viewed in the future and whether patent expiration dates, or even patent validity, may be impacted. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system took effect June 1, 2023, which has significantly impacted European patents, including those granted before June 1, 2023. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which is subject to the jurisdiction of the Unified Patent Court (“UPC”). Additionally, certain non-Unitary Patents that are European patents may also be subject to the jurisdiction of the UPC. As the UPC is a new court system, there is only a limited established body of substantive and procedural precedents, which increases the uncertainty of any litigation. Proprietors of certain European patents granted before the implementation of the UPC have the option of opting such patents out of the jurisdiction of the UPC and designating such patents as being subject to the jurisdiction of national courts. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

∎	others may be able to make or use compounds or proteins that are similar to our product candidates but that are not covered by the claims of patents to which we have rights;

∎

biologic drugs that are among our current product candidates may eventually become commercially available in biosimilar drug products. Patent protection for our products may not be available at all or may only be available with regard to the formulation of such products or methods of using such products, which may be considered to provide more limited protection than composition of matter patents;

∎

we or our licensors, as the case may be, may fail to meet our obligations to the U.S. government in regard to any in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights and exclusivity;

∎

we or our licensors, as the case may be, might not have been the first to file patent applications for these inventions and, as a result, may be unable to obtain any patent protection for such inventions;

∎	others may independently develop similar or alternative technologies or duplicate any of our technologies;

∎	it is possible that our pending patent applications will not result in issued patents;

∎	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents, as the case may be, or parts of our patents or licensors’ patents;

∎	it is possible that others may circumvent our owned or in-licensed patents without infringing them;

∎	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our products or technology similar to our own;

∎	the laws of foreign countries may not protect ours or our licensors’, as the case may be, proprietary rights to the same extent as the laws of the United States;

∎	the claims of our owned or in-licensed issued patents or patent applications, if and when issued, may not cover our product candidates;

∎

our owned or in-licensed issued patents may not provide us with any competitive advantages, may be narrowed in scope or be held invalid or unenforceable as a result of legal challenges by third parties;

∎

the inventors of our owned or in-licensed patents or patent applications may become involved with competitors, develop products or processes which design around our patents or become hostile to us or the patents or patent applications on which they are named as inventors;

∎

it is possible that our owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

∎

we have engaged in scientific collaborations in the past and will continue to do so in the future. Such collaborators may develop adjacent or competing products to ours that are outside the scope of our patents;

∎	we may not develop, or may not be able to develop, additional proprietary technologies for which we can obtain patent protection;

∎	it is possible that product candidates we develop may be covered by third parties’ patents or other exclusive rights; and

∎	the patents of others may have an adverse effect on our business.

If we are unable to obtain and maintain sufficient intellectual property protection for our product candidates and any future product candidates we may develop or acquire, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

We rely upon a combination of patents, trademarks, trade secret protection and confidentiality agreements to protect the intellectual property related to our product candidates and technologies and to prevent third parties from eroding our competitive position in our markets.

Our success depends in large part on our ability to obtain and maintain patent protection for our product candidates and their uses in the United States and other countries, as well as maintain trade secret protection of our product candidates, as well as our ability to operate without infringing the proprietary rights of others. We seek to protect our proprietary position by filing patent applications in the United States and other countries related to our novel discoveries and technologies that are important to our business or by in-licensing such patent rights. Our pending and future patent applications, including in-licensed patent applications, may not result in patents being issued. Even if our patent applications result in issued patents, there is no assurance that such issued patents will afford sufficient protection of our product candidate(s) or their intended uses against competitors, nor can there be any assurance that any patents that issue will be infringed, and not designed around or invalidated by third parties, or that they will effectively prevent others from commercializing competitive technologies or products.

Obtaining and enforcing patents is expensive and time-consuming, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications or maintain and/or enforce patents that may issue based on our patent applications at a reasonable cost or in a timely manner. Further, we may decide to not pursue or seek patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development results before it is too late to obtain patent protection. Therefore, patents and applications that are relevant to our product candidate(s) may not be prosecuted and enforced in a manner consistent with the best interests of our business. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract development and manufacturing organizations, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek and obtain patent protection. Consequently, we may not be able to prevent any third parties from using any of our technologies that are in the public domain to compete with our technologies or product candidate(s).

If we delay in filing a patent application, and a competitor files a patent application on the same or a similar technology before we do, we may face a limited ability to secure patent rights, or we may not be able to obtain a patent on such technology at all. Even if we are able to obtain a patent covering such technology, we may only be able to obtain a narrow scope of protection, and such narrow scope may be inadequate to protect our product candidates, or to block competitor products or product candidates that are similar to ours.

Composition of matter patents for pharmaceutical product candidates often provide a strong form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use or preparation. However, we cannot be certain that the claims in any of our patent applications directed to composition of matter of our product candidate(s) will be considered patentable by the USPTO or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable by courts in the United States or foreign countries. Further, issued composition of matter patents that issue covering our pharmaceutical product candidate(s) may expire at such a date that our patents may not prevent competitors from developing, making, and marketing a product that is identical to our product candidate(s) after expiration of any applicable regulatory exclusivities. Similarly, patents for pharmaceutical formulations containing pharmaceutical product candidates may provide an additional form of intellectual property protection, as such patents provide protection without regard to any method of use. However, we cannot be certain that the claims in any current or future patent applications directed to pharmaceutical formulations containing our product candidate(s) will be considered patentable by the USPTO or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable by courts in the United States or foreign countries. In addition, we cannot be certain that the claims of such patents, if granted, will be sufficiently broad to effectively prevent competitors from working around our claimed inventions by developing alternative products and thereby competing with us without infringing our patent rights. Method of use patents protect the use of a product for the specified method or indication. In the absence of separate composition of matter protection, this type of patent does not prevent a competitor from making and marketing a product that is identical to our product candidate(s) for an indication that is outside of the methods of use claimed in our patents. Moreover, even if competitor products are not approved for use in our patented indications, and our competitors do not actively promote their products for indications that are covered by our patents, clinicians may prescribe these competitor products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, such infringement is difficult to prevent or prosecute.

The patent position of pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation, resulting in court decisions, including United States Supreme Court decisions, which have increased uncertainties as to the ability to enforce patent rights in the future. As a result, the issuance, scope, validity, enforceability, and commercial value of any patent rights are highly uncertain. Our pending and future owned and in-licensed patent applications may not result in patents being issued that protect our technologies or product candidate(s), effectively prevent others from commercializing our technologies or product candidate(s) or otherwise provide any competitive advantage. In fact, patent applications may not issue as patents at all. The coverage claimed in a patent application can also be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa.

In addition, given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. In addition, we may not develop additional proprietary technologies that are patentable. Any failure to obtain or maintain patent protection with respect to our product candidate(s) or their uses could adversely affect our business, financial condition, results of operations, and prospects.

Patent terms may be inadequate to protect our competitive position on our product candidate(s) for a sufficient amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non-provisional or international patent application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent term has expired, we may be open to competition from competitive products, including generics. Given the amount of time required for the development, testing, and regulatory review of product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient and continuing rights to exclude others from commercializing products similar or identical to ours.

Depending upon the timing, duration, and specifics of any FDA marketing approval of our product candidates, one or more issued United States patents that we may license or own in the future may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 (the “Hatch-Waxman

Amendments”). The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. Similar patent term restoration provisions to compensate for commercialization delay caused by regulatory review are also available in certain foreign jurisdictions, such as the EU Regulation (EC) No 469/2009 concerning the Supplementary Protection Certificate for medicinal products. However, we may not be granted any extensions for which we apply because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension, or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

We cannot ensure that patent rights relating to inventions described and claimed in our pending patent applications will issue or that patents based on our patent applications will not be challenged and rendered invalid or unenforceable.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we will be successful in protecting our product candidates by obtaining and defending patents. Our ability to identify all relevant third-party patents is limited by the imperfection of patent searches and the evolving nature of the patent landscape. For example, we may not be aware of all third-party intellectual property rights potentially relating to our product candidate(s) or its intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other foreign jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we or our licensors were the first to make the inventions claimed in patents or pending patent applications to which we have rights or that we or our licensors were the first to file for patent protection of such inventions. If a third party can establish that we or our licensors were not the first to make or the first to file for patent protection of such inventions, our patent applications may not issue as patents and even if issued, may be challenged and invalidated or rendered unenforceable. We or any of our existing or future collaborators may not be successful in protecting our product candidates by obtaining and defending patents. As a result, the issuance, inventorship, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain.

Although we have rights to U.S. and foreign patent applications, we cannot predict:

∎	if or when patents may issue based on our or our licensors’ patent applications;

∎	the scope of protection of any patent issuing based on our or our licensors’ patent applications;

∎	whether the claims of any patent issuing based on our or our licensors’ patent applications will provide protection against competitors;

∎	whether or not third parties will find ways to invalidate or circumvent our patent rights;

∎	whether or not others will obtain patents claiming aspects similar to those covered by our or our licensors’ patents and patent applications;

∎

whether we will need to initiate litigation or administrative proceedings to enforce or defend our patent rights which will be costly, time-consuming and require us to expend resources, whether we win or lose;

∎

whether the patent applications that we own or in-license will result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries; and

∎	whether we may experience patent office interruption or delays to our ability to timely secure patent rights covering our product candidates.

The claims in our or our licensors’ pending patent applications directed to our product candidates or technologies may not be considered patentable by the USPTO or by patent offices in foreign countries. Any such patent applications may not be issued as granted patents.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our pending patent applications may be challenged in patent offices in the United States and abroad. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. For example, our pending patent applications may be subject to third-party pre-issuance submissions of prior art to the USPTO, and our issued patents may be subject to post-grant review proceedings, oppositions, derivations, reexaminations, interferences, inter partes review proceedings, or other similar proceedings, in the United States or elsewhere, challenging our patent rights. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technologies and product candidates, or limit the duration of the patent protection of our technologies and product candidate(s). Such challenges also may result in substantial costs and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Any of the foregoing could impair our competitive position and adversely affect our business, financial condition, results of operations, and prospects.

A third party may also claim that our patent rights are invalid or unenforceable in a litigation proceeding. We can also be accused of infringement by a third party in a litigation proceeding. The outcome following legal assertions of invalidity, unenforceability, or infringement is unpredictable. An adverse result in any legal proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly and could allow third parties to commercialize our products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize our technology, products, or product candidate(s) without infringing third-party patent rights. Furthermore, even if they are unchallenged, patents in our portfolio (including in-licensed patents) may not adequately exclude third parties from practicing relevant technology or prevent others from designing around our claims. If the breadth or strength of our intellectual property position with respect to our product candidates is threatened, this could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. As a result, only limited protection may be available and our patent rights may not provide us with sufficient rights or permit us to gain or keep any competitive advantage. Any failure to obtain or maintain patent protection with respect to our product candidates or their uses could have a material adverse effect on our business, financial condition, results of operations and prospects.

Issued patents covering our product candidates, or the method of use of our product candidates, could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

If we initiate legal proceedings against a third party to enforce a patent covering our product candidates, or our other proprietary technologies, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement, insufficient written description, or failure to claim patent-eligible subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. In addition to such counterclaims, third parties may raise claims challenging the validity or enforceability of a patent before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our or our licensors’ patent rights in such a way that they no longer cover our product candidate(s), therapeutic programs, and other proprietary technologies we may develop. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection provided to our product candidates, proprietary technologies, or other components of our therapeutic programs, as applicable. Such a loss of patent protection could have a material adverse impact on our business, financial condition, results of operations, and prospects.

We may rely on trade secret and proprietary know-how which can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for our product candidates and technologies, we may rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents or that may alternatively be covered by trade secret protection or through measures of confidentiality. Elements of our product candidates, including processes for their preparation and manufacture, may involve proprietary know-how, information or technology that is not covered by patents, or that is more advantageously protected by trade secrets or confidentiality, and thus for these aspects we may consider trade secrets and know-how to be our primary intellectual property. We may also rely on trade secret protection as temporary protection for concepts that may be included in a future patent filing. We expect to rely on CROs and third parties to generate chemical molecules and important research data. Any disclosure, either intentional or unintentional, by our employees or third-party consultants and vendors or CROs that we engage to perform research, clinical trials or manufacturing activities or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Because we rely on third parties in the development and manufacture of our product candidates, we must, at times, share trade secrets with them. Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

However, trade secret protection will not protect us from innovations that a competitor develops independently of our proprietary know-how. If a competitor independently develops a technology that we protect as a trade secret and files a patent application on that technology, then we may not be able to patent that technology in the future, may require a license from the competitor to use our own technology or know-how, and if the license is not available on commercially viable terms, then we may not be able to complete development of, or commercialize, our products. Although we require all of our employees, consultants, collaborators, CROs, contract manufacturers, advisors and any third parties who have access to our proprietary know-how, information or technologies to enter into confidentiality agreements, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. We cannot be certain that our trade secrets and other confidential proprietary information may not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party unlawfully disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Furthermore, the laws of some foreign countries do not protect proprietary rights, such as trade secrets rights, to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. We may need to share our proprietary information, including trade secrets, with future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. If our trade secrets are not adequately protected, our business, financial condition, results of operations, and prospects could be adversely affected. Further, if we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, and this scenario could materially adversely affect our business, financial condition and results of operations.

Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our current and any future product candidates.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining, defending, maintaining, and enforcing patents in the pharmaceutical industry involves both technological and legal complexity and is therefore costly, time-consuming, and inherently uncertain.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents, and may diminish our ability to protect our inventions, obtain, maintain, enforce and protect our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our future owned and licensed patents. For example, patent reform legislation in the United States and other countries, such as the Leahy-Smith America Invents Act (the Leahy-Smith Act) signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our future issued patents. The Leahy-Smith Act included a number of significant changes to U.S. patent law. These changes included provisions that affected the way patent applications are prosecuted, redefined prior art, and provided more efficient and cost-effective avenues for competitors to challenge the validity of patents. These included allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings.

Further, because of a lower evidentiary standard in these USPTO post-grant proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our future issued patents, all of which could adversely affect our business, financial condition, results of operations, and prospects.

After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. Consequently, if a third party that files a patent application in the USPTO before we file an application covering the same invention, the third party could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to either (i) file any patent application related to our product candidate(s) and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our patents or patent applications. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. Thus, the changes to the United States patent system by the Leahy-Smith Act introduces uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents, all of which could adversely affect our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by U.S. Congress, the U.S. courts, the USPTO, and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents and patents that we might obtain in the future. For example, recent decisions raise questions regarding the award of PTA for patents where related patents have issued without PTA. Thus, it cannot be said with certainty how PTA will or will not be viewed in future and whether patent expiration dates may be impacted.

Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we may obtain in the future. For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system took effect on June 1, 2023, which will significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, all European patents, including those issued prior to June 1, 2023, now by default automatically fall under the jurisdiction of the UPC for litigation involving such patents. As the UPC is a relatively new court system, there is uncertainty regarding litigation at the UPC. Our European patent applications, if issued, could be challenged in the UPC. During the first seven years of the UPC’s existence, the UPC legislation allows a patent owner to opt its European patents out of the jurisdiction of the UPC. We may decide to opt out our future European patents from the UPC, but doing so may preclude us from realizing the benefits of the UPC. Moreover, if we do not meet all of the formalities and requirements for opt-out under the UPC, our future European patents could remain under the jurisdiction of the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents and allow for the possibility of a competitor to obtain a pan-European injunction. It is uncertain how the UPC will impact granted European patents in the pharmaceutical industry.

Additionally, recent reforms and changes at government agencies of the United States and those of non-U.S. jurisdictions could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications, and the maintenance, enforcement, or defense of our issued patents. For example, the ability of the USPTO and other applicable patent authorities to properly administer their functions is highly dependent on the levels of funding available to the agency and their ability to retain key personnel and fill key leadership appointments, among various factors. Termination of employees or delays in replacing or hiring for key positions could significantly impact the ability of the USPTO and other applicable patent authorities to fulfill their functions and could greatly impact our ability to timely and adequately prosecute or maintain our patent applications, and our ability to timely and adequately maintain, enforce, or defend our issued patents.

We cannot predict how future decisions by the courts, the United States Congress, and/or the USPTO may impact the value of our patents. Any similar adverse change in the patent laws of other jurisdictions could also adversely affect our business, financial condition, results of operations, and prospects.

We may be involved in lawsuits or proceedings to protect or enforce our patents or other intellectual property or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors or other third parties may infringe, misappropriate, or violate our patents, trademarks, or other intellectual property. To counter infringement, misappropriation, or unauthorized use, we or one of our licensing partners may be required to file infringement claims, which can be expensive and time-consuming and divert the time and attention of our management and scientific personnel. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement, insufficient written description, or failure to claim patent-eligible subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. In any patent infringement proceeding, there is a risk that a court will decide that one or more of our patents is invalid or unenforceable, in whole or in part, in which case we may be unable to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patent is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the other party’s use of our invention, or decide that the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(1). An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive position, and our business, financial condition, results of operations, and prospects. Similarly, if we assert trademark infringement claims, a court may determine that the marks to be asserted are invalid or unenforceable, or that the party against whom trademark infringement to be asserted has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, misappropriation, or violation of our intellectual property rights, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of shares of our common stock. Moreover, there is no assurance that we will have sufficient financial or other resources to file and pursue such infringement, misappropriation, or violation claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

We may choose to challenge the patentability of claims in a third party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-exam, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume our time or other resources. We may choose to challenge a third party’s patent in patent opposition proceedings in the foreign patent offices. The costs of these opposition proceedings could be substantial and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO or other patent office then we may be exposed to litigation by a third party alleging that the patent is infringed by our product candidates or proprietary technologies.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our or our licensors’ patents that may be issued as a result of our or our licensors’ pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders, or it may be otherwise impractical or undesirable to enforce our intellectual property. Our competitors or other third parties may be able to sustain the costs of complex patent litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, in- license needed technologies or other product candidates or enter into development partnerships that would help us bring our product candidates to market.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed trade secrets or other confidential information of their current or former employers or claims asserting inventorship or ownership of what we regard as our own intellectual property.

Many of our employees, consultants and advisors are currently or were previously or may in the future be employed at universities or other healthcare, biotechnology or pharmaceutical companies, including our competitors or potential competitors and our licensors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer or client without authorization. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. An inability to incorporate such technologies or features would harm our business and may prevent us from successfully commercializing our product candidates and a loss of key personnel or their work product could hamper or prevent our ability to commercialize our technologies or product candidate(s), which could adversely affect our business. Even if we are successful in defending against such claims, litigation could result in substantial costs, the expenditure of other resources and be a distraction to management.

We may become subject to claims challenging the inventorship or ownership of our or our future licensors’ patents and other intellectual property.

We may in the future be subject to claims by former employees, collaborators or other third parties asserting an ownership right in our or our licensors’ patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being invalid or unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or rights to use, valuable intellectual property. An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar technology and therapeutics, without payment to us, or could limit the duration of the patent protection covering our technologies and product candidate(s). Such challenges may also result in our inability to develop, manufacture, or commercialize our product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop, or commercialize current or future product candidates. Such outcomes could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs, the expenditure of other resources and be a distraction to our management and other employees.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. or foreign governments, such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights or other rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing product candidates and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Our in-licensed intellectual property is also subject to such risks. Any claims that we may be forced to defend against or that we assert could have a material adverse effect on our business, financial condition, results of operations and prospects.

Rights to improvements to our product candidates may be held by third parties.

In the course of testing our current or future product candidates, we may enter into agreements with third parties to conduct clinical testing, which may provide that improvements to our product candidates may be owned solely by a third party or jointly between the parties. If we determine that rights to such improvements owned solely by a third party are necessary to commercialize our product candidates or maintain our competitive advantage, we may need to obtain a license from such third party in order to use the improvements and continue developing, manufacturing or marketing the product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain such a license, it could be granted on non-exclusive terms, thereby potentially giving our competitors and other third parties access to the same technologies licensed to us. Failure to obtain a license on commercially reasonable terms or at all, or to obtain an exclusive license, could prevent us from commercializing our current or future product candidates or force us to cease some of our business operations, which could materially harm our business. If we determine that rights to improvements jointly owned between us and a third party are necessary to commercialize our product candidates or maintain our competitive advantage, we may need to obtain an exclusive license from such third party. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such improvements, such co-owners may be able to license their rights to other parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our intellectual property in order to enforce such intellectual property against other parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration date of a third-party patent, which might adversely affect our ability to develop and market our product candidates.

As the pharmaceutical industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. There can be no assurance that our operations do not, or will not in the future, infringe, misappropriate, or otherwise violate existing or future third-party patents or other intellectual property rights. Identification of third-party patent rights that may be relevant to our operations is difficult due to differences in terminology among patents, incomplete databases, and the difficulty in assessing the meaning of patent claims. We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims, or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidate(s) in any country.

Numerous U.S. and foreign patents and pending patent applications exist in our market that are owned by third parties. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain patents that will prevent, limit or otherwise interfere with our ability to make, use, and sell our product candidates. We do not always conduct independent reviews of pending patent applications of, and patents issued to, third parties. Patent applications in the United States and elsewhere are typically published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain United States applications that will not be filed outside the United States can remain confidential until patents issue. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived. Furthermore, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, product candidates, or the use of our product candidates. As such, there may be applications of others now pending or recently revived patents of which we are unaware. These patent applications may later result in issued patents, or the revival of previously abandoned patents, that may be infringed by the manufacture, use, or sale of our technologies or product candidates or will prevent, limit, or otherwise interfere with our ability to make, use, or sell our technologies and product candidates.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent, and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, we may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our ability to identify all relevant third-party patents is limited by the imperfection of patent searches and the evolving nature of the patent landscape. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our product candidates

We cannot provide any assurances that third-party patents and other intellectual property rights do not exist which might be enforced against our current technology, including our product candidate(s), their respective methods of use, manufacture, and formulations thereof, and could result in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant and negatively impact our ability to commercialize products.

We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

Because our programs may in the future require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire, in-license or use these third-party proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

While we seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our product candidates, there may be times when the filing and prosecution activities for patents and patent applications relating to our product candidates are controlled by our existing or future licensors or collaboration partners. If any of our existing or future licensors or collaboration partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering our product candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our existing or future licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.

We may enter into license agreements in the future with others to advance our existing or future research or allow commercialization of our current or future product candidates. These licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our product candidates in the future.

In addition, subject to the terms of any such license agreements, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology that we license from third parties. In such an event, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. If our existing or future licensors fail to prosecute, maintain, enforce and defend such patents or patent applications or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our current or future product candidates that are subject of such licensed rights could be adversely affected.

Our existing or future licensors may rely on third-party consultants or collaborators or on funds from third parties such that our existing or future licensors are not the sole and exclusive owners of the patents we in-license. If other third parties have ownership rights to our future in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

It is possible that we may be unable to obtain necessary licenses at a reasonable cost or on reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to redesign our technology, product candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business, financial condition, results of operations and prospects significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, manufacturing methods, product candidates or future methods or products resulting in either an injunction prohibiting our manufacture or future sales or, with respect to our future sales, an obligation on our part to pay royalties or other forms of compensation to third parties, which could be significant.

Disputes may arise between us and our existing or future licensors regarding intellectual property subject to a license agreement, including:

∎	the scope of rights granted under the license agreement and other interpretation-related issues;

∎	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

∎	our right to sublicense patents and other rights to third parties;

∎	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

∎	our right to transfer or assign the license;

∎	when and under what conditions the license agreement may be terminated and the consequences thereof;

∎

the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our existing or future licensors and us and our existing or future partners; and

∎	the priority of invention of patented technology.

In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we license in the future prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

In spite of our best efforts, our existing or future licensors might conclude that we materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors might have the freedom to seek regulatory approval of, and to market, products identical to ours. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

From time to time, we may be required to license technologies relating to our programs from additional third parties to further develop or commercialize our current or future product candidates. Should we be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use or sell our product candidates, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our product candidates could cause us to abandon any related efforts, which could seriously harm our business and operations.

Third-party claims of intellectual property infringement may prevent or delay our product discovery, development and commercialization efforts.

Our commercial success depends in part on our ability to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post grant review and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates and proprietary technologies infringe their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to our product candidates and programs. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing our product candidates, technologies or methods.

If a third-party claims that we infringe its intellectual property rights, we may face a number of issues, including, but not limited to:

∎	infringement and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

∎

substantial damages for infringement, which we may have to pay if a court decides that the product candidate or technology at issue infringes on or violates the third party’s rights, and, if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

∎

a court prohibiting us from developing, manufacturing, marketing or selling our product candidates, or from using our proprietary technologies, unless the third party licenses its product rights to us, which it is not required to do;

∎	if a license is available from a third party, we may have to pay substantial royalties, upfront fees and other amounts or grant cross-licenses to intellectual property rights for its products; and

∎	redesigning our product candidates or processes so they do not infringe, which may not be possible or may require substantial monetary expenditures and time.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

Third parties may assert that we are employing their proprietary technology without authorization. Generally, conducting clinical trials and other development activities in the United States is protected under the Safe Harbor exemption as set forth in 35 U.S.C. § 271, and there are similar laws in some foreign jurisdictions. If any of our product candidates are approved by the FDA, that certain third party may then seek to enforce its patent by filing a patent infringement lawsuit against us. Even if we believe that any claims of such patent that could otherwise materially adversely affect commercialization of our product candidates, if approved, are valid and enforceable, we may be incorrect in this belief, or we may not be able to prove it in a litigation. In this regard, patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof. There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our product candidates, constructs or molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

We may choose to challenge the enforceability or validity of claims in a third party’s U.S. patent through ex-parte re-exam, inter partes review, or post-grant review proceedings in the United States, or in patent opposition proceedings in the European Patent Office (“EPO”) or other foreign patent office. These proceedings are expensive and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO, or other patent office then we may be exposed to litigation by a third party alleging that the patent may be infringed by our product candidates.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign its infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Even if such a license is available, it may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

Lastly, we may need to indemnify our customers and distributors against claims relating to the infringement of intellectual property rights of third parties related to our product candidates, including AVZO-021, AVZO-023, AVZO-1418 and AVZO-103. Third parties may assert infringement claims against our customers or distributors. Our agreements with our customers or distributers may require us to initiate or defend protracted and costly litigation on behalf of our customers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers, suppliers or distributors or may be required to obtain licenses for the product candidates or services they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products or services.

Our intellectual property licensed from third parties may be subject to retained rights.

Our existing or future licensors have retained or may retain certain rights under their agreements with us, including the right to use the underlying technology in a retained territory or field, or for its own product candidates or for noncommercial academic and research use, to publish general scientific findings from research related to the technology and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.

Government agencies may provide funding, facilities, personnel or other assistance in connection with the development of the intellectual property rights owned by or licensed to us. Such government agencies may have retained rights in such intellectual property. The U.S. federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act (the “Bayh-Dole Act”), including the right to grant or require us to grant mandatory licenses or sublicenses to such intellectual property to third parties under certain specified circumstances, including if it is necessary to meet health and safety needs that we are not reasonably satisfying or if it is necessary to meet requirements for public use specified by federal regulations, or to manufacture products in the United States. Any exercise of such rights, including with respect to any such required sublicense of these licenses could result in the loss of significant rights and could harm our ability to commercialize licensed products. While we currently are not engaging with university partners, we cannot be sure that any co-developed intellectual property will be free from government rights pursuant to the Bayh-Dole Act. If, in the future, we co-own or license in technology which is critical to our business that is developed in whole or in part with federal funds subject to the Bayh-Dole Act, our ability to enforce or otherwise exploit patents covering such technology may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent offices in several stages over the lifetime of the patent. Certain foreign jurisdictions also require the payment of periodic annuity payments to maintain patent applications and avoid their abandonment. We rely on our outside counsel or third-party vendors to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various foreign governmental patent agencies require compliance with a number of other procedural, documentary, fee payment and other provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, we or our licensors may fail to obtain patent protection, and our competitors might be able to enter the market, which would have a material adverse effect on our business.

Intellectual property rights do not necessarily address all potential threats to our business.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business. The following examples are illustrative:

∎	others may be able to make compounds or formulations that are similar to our product candidates but that are not covered by the claims of any patents that we own or control;

∎

we or any strategic partners might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or control, which may cause such patents to be invalidated;

∎

we or our licensors might not have been the first to file patent applications covering certain of the inventions we own or control, which may prevent the patent applications from being granted or, if already granted, might cause them to be invalidated;

∎	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

∎

it is possible that noncompliance with the USPTO and foreign governmental agencies requirement for a number of procedural, documentary, fee payment and other provisions during the patent process or technology export can result in abandonment or lapse of a patent or patent application and partial or complete loss of patent rights in the relevant jurisdiction;

∎	pending patent applications that we own or control may not lead to issued patents;

∎	issued patents that we own or control may be held invalid or unenforceable as a result of legal challenges;

∎

our competitors might conduct research and development activities in the United States and other foreign countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights and then use the information learned from such activities to develop competitive product candidates for sale in our major commercial markets;

∎

we cannot predict the scope of protection of any patent issuing based on our patent applications, including whether the patent applications that we own or in-license will result in issued patents with claims directed to our product candidates or uses thereof in the United States or in other foreign countries;

∎

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public health policy;

∎

countries other than the United States may have patent laws that are less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates;

∎	the claims of any patent issuing based on our patent applications may not provide protection against competitors or any competitive advantages or may be challenged by third parties;

∎	if enforced, a court may find that our patents are invalid, unenforceable or not infringed;

∎	we may not develop additional proprietary technologies that are patentable; and

∎

the patents of others may have an adverse effect on our business, including if others obtain patents claiming subject matter similar to or improving that covered by our patents and patent applications.

We may not be able to protect our intellectual property rights throughout the world, which could negatively impact our business.

Patents are of national or regional effect. Filing, prosecuting, and defending patents on all of our research programs and product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in countries where we do pursue patent protection. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, even in countries where we do pursue patent protection, or from selling or importing products made using our inventions in and into the United States or other countries. Competitors may use our technologies in countries where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These competitor products may compete with our product candidate(s), and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, laws of some countries outside of the United States and Europe do not afford intellectual property protection to the same extent as the laws of the United States and Europe. Various companies have encountered significant problems in protecting and defending intellectual property rights in foreign countries, particularly in developing countries. The legal systems of many countries do not favor the enforcement of patents or other intellectual property protection, particularly those relating to pharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights.

Many countries outside the United States have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. As a result, a patent owner may have limited remedies in certain circumstances, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. As such, we do not know the degree of future protection that we will have on our technologies and product candidate(s). While we will endeavor to try to protect our technologies and product candidate(s) with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time-consuming, expensive, and unpredictable.

In addition, geopolitical actions in the United States and in other countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any existing or future licensors and the maintenance, enforcement, or defense of our issued patents or those of any existing or future licensors. As a result, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our current or future trademarks or trade names may be challenged, opposed, infringed, circumvented, invalidated, cancelled, declared generic, determined to be not entitled to registration or determined to be infringing on other marks. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Any trademark litigation could be expensive. In addition, we could be found liable for significant monetary damages, including treble damages, disgorgement of profits and attorneys’ fees, if we are found to have willfully infringed a trademark. We may not be able to protect our exclusive right to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential collaborators or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Moreover, any name we propose to use with our product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe and other jurisdictions. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. Trademark-related risks similar to those present in the United States may also be present in foreign jurisdictions.

We may not be able to protect our rights to these trademarks and trade names which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, domain names, or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations, and prospects.

We may seek additional in-licenses from third parties. If we are unable to acquire these rights, our business may be materially adversely affected, and if disputes arise with existing or future licensors, we may be subject to future litigation as well as the potential loss of or limitations on our ability to develop and commercialize products and technologies covered by these license agreements.

The growth of our business may depend in part on our ability to acquire or in-license additional proprietary rights. We may be unable to acquire or in-license any relevant third-party intellectual property rights that we identify as necessary or important to our business operations at a reasonable cost or on reasonable terms, if at all, which would adversely affect our business. We may need to cease use of the technology covered by such third-party intellectual property rights and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license under such intellectual property rights, any such license may be non-exclusive and may allow our competitors access to the same technologies licensed to us. The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive for commercializing our product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. We may not be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates and technology that we may seek to acquire.

Even if we successfully enter into license agreements with third parties under which we receive rights to intellectual property that are important to our business, our continued rights to use the technology we license would be subject to the continuation of and compliance with the terms of those agreements. These intellectual property license agreements may require of us various development, regulatory or commercial diligence obligations, payment of milestones or royalties and other obligations. If we fail to comply with our obligations under these agreements, we use the licensed intellectual property in an unauthorized manner or we are subject to bankruptcy-related proceedings, the terms of the license agreements may be materially modified, such as by rendering currently exclusive licenses non-exclusive, or it may give our licensors the right to terminate their respective agreement with us, which could limit our ability to implement our current business plan and materially adversely affect our business, financial condition, results of operations and prospects.

We have or may also in the future enter into license agreements with third parties under which we are a sublicensee. If our sublicensor fails to comply with its obligations under its upstream license agreement with its licensor, the licensor may have the right to terminate the upstream license, which may terminate our sublicense. If this were to occur, we would no longer have rights to the applicable intellectual property unless we are able to secure our own direct license with the owner of the relevant rights, which we may not be able to do on reasonable terms, or at all, which may impact our ability to continue to develop and commercialize our product candidates incorporating the relevant intellectual property.

In some cases, we may not control the prosecution, maintenance or filing of the patents to which we hold licenses, or the enforcement of those patents against third parties. Hence, our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. Our licensors may not successfully prosecute the patent applications to which we are licensed in a manner consistent with the best interests of our business. Even if patents are issued in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects. Further, we may have limited control over these activities or any other intellectual property that may be in-licensed. For example, we cannot be certain that such activities by licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We may have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights or defend certain of the intellectual property that is licensed to us. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than had we conducted them ourselves. In the event our licensors fail to adequately pursue and maintain patent protection for patents and applications they control and to timely cede control of such prosecution to us, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Moreover, disputes may arise with respect to our licensing or other upstream agreements, including:

∎	the scope of rights granted under the agreements and other interpretation-related issues;

∎	whether and the extent to which our systems and consumables, technologies and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

∎	the sublicensing of patent and other rights under any collaborative development relationships;

∎	our diligence obligations under the license and sub-license agreements and what activities satisfy those diligence obligations;

∎	our right to transfer or assign the sublicense;

∎	when and under what conditions the sublicense agreement may be terminated and the consequences thereof;

∎	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our upstream licensors and us and our partners; and

∎	the priority of invention of patented technology.

In spite of our efforts to comply with our obligations under our in-license agreements, our licensors might conclude that we have materially breached our obligations under our license agreements and might therefore terminate the relevant license agreement, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If any such in-license is terminated, or if the licensed patents fail to provide the intended exclusivity, competitors or other third parties might have the freedom to market or develop products similar to ours. In addition, absent the rights granted to us under such license agreements, we may infringe the intellectual property rights that are the subject of those agreements, we may be subject to litigation by the licensor, and, if such litigation by the licensor is successful, we may be required to pay damages to such licensor, or we may be required to cease our development and commercialization activities which are deemed infringing, and, in such event, we may ultimately need to modify our activities or products to design around such infringement, which may be time- and resource-consuming, and which may not be ultimately successful. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, certain of our existing or future agreements with third parties may limit or delay our ability to consummate certain transactions, may impact the value of those transactions or may limit our ability to pursue certain activities. For example, we may in the future enter into license agreements that are not assignable or transferable or that require the licensor’s express consent in order for an assignment or transfer to take place.

Risks Related to the Combined Company

In determining whether you should approve the proposals contained in this proxy statement/prospectus, you should carefully read the following risk factors in addition to the risks described above.

The combined company will need to raise substantial additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.

The combined company will require substantial additional funds to advance its product candidates in clinical development and to complete the clinical development of, seek regulatory approvals for and commercialize its product candidates, if approved. The combined company’s future capital requirements will depend upon a number of factors, including: the number, scope, rate of progress and costs of the combined company’s ongoing and planned clinical trials for AVZO-021, AVZO-023, AVZO-1418 and AVZO-103 and discovery and preclinical development activities for any future product candidates; the number and scope of clinical programs the combined company decides to pursue, including the number of indications it decides to pursue for a particular product candidate; the scope and costs of manufacturing development for any of the combined company’s current or future product candidates, including commercial manufacturing at scale, if any product candidate receives marketing approval, including as a result of inflation or any supply chain issues; the costs associated with hiring additional personnel and consultants as the combined company’s business grows, including additional research and development personnel; the cost, timing and outcome of regulatory review of AVZO-021, AVZO-023, AVZO-1418 and AVZO-103 and any future product candidates; the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing the combined company’s intellectual property rights and defending intellectual property-related claims; the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements; the timing of any milestone and royalty payments to the combined company’s existing or future suppliers, collaborators or licensors; the costs associated with enhancing the combined company’s operational systems and public reporting and compliance requirements; the extent to which the combined company acquires or in-licenses other product candidates and technologies; and the costs associated with commercializing AVZO-021, AVZO-023, AVZO-1418 and AVZO-103 or any future product candidates, if they receive marketing approval.

Raising additional capital may be costly or difficult to obtain and could significantly dilute stockholders’ ownership interests or inhibit the combined company’s ability to achieve its business objectives. If the combined company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of its common stockholders. Further, to the extent that the combined company raises additional capital through the sale of common stock or securities convertible or exchangeable into common stock, its stockholder’s ownership interest in the combined company will be diluted. In addition, any debt financing may subject the combined company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the combined company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the combined company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the combined company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the combined company or its stockholders.

Following the Merger, the combined company may be unable to successfully integrate the businesses of Rallybio and Avenzo and realize some or all of the anticipated benefits of the Merger.

The Merger involves the combination of two companies which currently operate as independent companies. Following the Merger, the combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:

∎

the inability to successfully combine the businesses of Rallybio and Avenzo in a manner that permits the combined company to achieve the anticipated benefits from the Merger, which would result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

∎	creation of uniform standards, controls, procedures, policies and information systems; and

∎	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger.

In addition, Rallybio and Avenzo have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain its business relationships or the ability to achieve the anticipated benefits of the merger, or could otherwise adversely affect the business and financial results of the combined company.

The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.

The market price of the combined company’s common stock following the Merger could be subject to significant fluctuations. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

∎	the ability of the combined company to obtain regulatory approvals for its product candidates, and delays or failures to obtain such approvals;

∎	failure of any of the combined company’s product candidates, if approved, to achieve commercial success;

∎	failure by the combined company to maintain its existing third-party license and supply agreements;

∎	failure by the combined company or its licensors to prosecute, maintain, or enforce its intellectual property rights;

∎	changes in laws or regulations applicable to the combined company’s product candidates;

∎	any inability to obtain adequate supply of the combined company’s product candidates or the inability to do so at acceptable prices;

∎	adverse regulatory authority decisions;

∎	introduction of new products, services or technologies by the combined company’s competitors;

∎	failure to meet or exceed financial and development projections the combined company may provide to the public;

∎	failure to meet or exceed the financial and development projections of the investment community;

∎	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

∎	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;

∎	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;

∎	additions or departures of key personnel;

∎	significant lawsuits, including patent or stockholder litigation;

∎	if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue an adverse or misleading opinion regarding its business and stock;

∎	changes in the market valuations of similar companies;

∎	general market or macroeconomic conditions;

∎	sales of its common stock by the combined company or its stockholders in the future;

∎	trading volume of the combined company’s common stock;

∎	failure to maintain compliance with the listing requirements of Nasdaq;

∎	announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

∎	adverse publicity generally, including with respect to other products and potential products in such markets;

∎	the introduction of technological innovations or new therapies that compete with potential products of the combined company;

∎	changes in the structure of health care payment systems;

∎

the payment of the Parent Distributions to holders of Rallybio Common Stock, which would reduce Rallybio’s cash and cash equivalents available prior to the consummation of the Merger, and may adversely affect the trading price of Rallybio Common Stock; and

∎	period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.

Additionally, a decrease in the stock price of the combined company may cause the combined company’s common stock to no longer satisfy the continued listing standards of Nasdaq. If the combined company is not able to maintain the requirements for listing on Nasdaq, it could be delisted, which could have a materially adverse effect on its ability to raise additional funds as well as the price and liquidity of its common stock.

The combined company will incur costs and demands upon management as a result of complying with the laws, rules and regulations affecting public companies.

The combined company will incur significant legal, accounting and other expenses that Avenzo did not incur as a private company, including costs associated with public company reporting requirements.

The combined company will also incur costs associated with corporate governance requirements, including requirements under the laws, rules and regulations of the SEC as well as the Nasdaq rules. These laws, rules and regulations are expected to increase the combined company’s legal and financial compliance costs and to make some activities more time consuming and costly. These laws, rules and regulations also may make it difficult and expensive for the combined company to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the combined company to attract and retain qualified individuals to serve on the combined company board of directors or as executive officers of the combined company, which may adversely affect investor confidence in the combined company and could cause the combined company’s business or stock price to suffer.

If the assets subject to the Rallybio CVR Agreement are not disposed of in a timely manner, the combined company may have to incur time and resources to wind down or dispose of such assets.

In connection with the Merger, following the Closing Date, holders of Rallybio Common Stock, pre-funded warrants, restricted stock units and in the money stock options as of the close of business on the last business day prior to the Effective Time will receive one Rallybio CVR for each outstanding share of Rallybio Common Stock, or share underlying an equity award of Rallybio Common Stock, held. Each Rallybio CVR will entitle the holder thereof to certain payments in respect of certain Legacy Assets. Please see the section titled “Agreements Related to the Merger—Rallybio Contingent Value Rights Agreement.” If Rallybio does not enter into disposition agreements related to such Legacy Assets prior to the Closing, the combined company may need to allocate time and resources to wind down or dispose of such assets. In addition, certain proceeds from such disposition agreements entered into prior to or following the Closing, will be distributed to the holders of the Rallybio CVRs, pursuant to the Rallybio CVR Agreement. As a result, the combined company’s stockholders may receive no or limited benefits from any time or resources allocated to such Legacy Assets and such activities may be a distraction to the combined company’s management and employees. As a result, the combined company’s operations and financial condition may be adversely affected.

Nasdaq may delist the combined company’s securities from trading on its exchange, which could limit investors’ ability to make transactions in its securities and subject the combined company to additional trading restrictions.

Currently, Rallybio’s common stock is publicly traded on Nasdaq. In connection with the proposed Merger, Avenzo will file an initial listing application with Nasdaq pursuant to Nasdaq’s “reverse merger” rules. The combined company will be required to meet the initial listing requirements for its securities to be listed on Nasdaq.

If the combined company fails to meet the Nasdaq listing requirements and their respective boards choose to close the Merger without Nasdaq’s approval, then Nasdaq may notify the combined company of its determination to delist the company’s securities based upon the failure to satisfy the criteria in the Nasdaq application. For more information, refer to the section titled “Risk Factors—Risks Related to the Merger—Rallybio or Avenzo may waive one or more of the conditions to the Merger without recirculation of this proxy statement/prospectus or resoliciting stockholder approval.”

We cannot assure you that the combined company will be able to meet those initial listing requirements. Even if the combined company’s securities are so listed, the combined company may be unable to maintain the listing of its securities in the future. In order to continue listing its securities on Nasdaq following the proposed Merger, the combined company will be required to maintain certain financial, distribution and stock price levels. If Nasdaq delists the combined company’s securities from trading on its exchange at the Closing (or thereafter) and the combined company is not able to list its securities on another national securities exchange or regain compliance with Nasdaq, the combined company’s securities could be quoted on an over-the-counter market. If this were to occur, the combined company could face significant material adverse consequences, including:

∎	a limited availability of market quotations for its securities;

∎	reduced liquidity for its securities;

∎

a determination that the combined company’s common stock is a “penny stock” which will require brokers trading in the combined company’s common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

∎	a limited amount of news and analyst coverage; and

∎	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts states from regulating the sale of certain securities, which are referred to as “covered securities.” Since the Rallybio Common Stock is listed on Nasdaq, they are covered securities. Although states are preempted from regulating the sale of covered securities, the federal statute does allow states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then states can regulate or bar the sale of covered securities in a particular case. If Rallybio was no longer listed on Nasdaq, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities, including in connection with the Merger.

Provisions in the combined company’s amended and restated certificate of incorporation, the combined company’s amended and restated bylaws and Delaware law may have anti-takeover effects that could discourage an acquisition of the combined company by others, even if an acquisition would be beneficial to the combined company’s stockholders, and may prevent attempts by the combined company’s stockholders to replace or remove the combined company’s current management.

The amended and restated certificate of incorporation and amended and restated bylaws of the combined company will be the amended and restated certificate of incorporation and amended and restated bylaws of Rallybio, which, along with Delaware law will contain provisions that may have the effect of discouraging, delaying or preventing a change in control of the combined company or changes in the combined company’s management that stockholders may consider favorable, including transactions in which the combined company’s stockholders might otherwise receive a premium for their shares. The combined company’s amended and restated certificate of incorporation and bylaws will include provisions that:

∎

authorize “blank check” preferred stock, which could be issued by the combined company’s board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to the combined company’s common stock;

∎	create a classified board of directors whose members serve staggered three-year terms;

∎	specify that special meetings of the combined company’s stockholders can be called only by the combined company’s board of directors;

∎	prohibit stockholder action by written consent;

∎

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of the combined company’s stockholders, including proposed nominations of persons for election to the combined company’s board of directors;

∎	provide that vacancies on the combined company’s board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

∎	provide that the combined company’s directors may be removed only for cause;

∎	specify that no stockholder is permitted to cumulate votes at any election of directors;

∎	expressly authorize the combined company’s board of directors to modify, alter or repeal the combined company’s amended and restated bylaws; and

∎

require supermajority votes of the holders of the combined company’s common stock to amend specified provisions of the combined company’s amended and restated certificate of incorporation and amended and restated bylaws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the combined company’s management. These provisions could also limit the price that investors might be willing to pay in the future for shares of the combined company’s common stock, thereby depressing the market price of the combined company’s common stock.

In addition, because the combined company will be incorporated in the State of Delaware, the combined company will be governed by the provisions of Section 203 of the General DGCL which will prohibit a person who owns in excess of 15% of the combined company’s outstanding voting stock from merging or combining with the combined company for a period of three years after the date of the transaction in which the person acquired in excess of 15% of the combined company’s outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Any provision of the combined company’s amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for the combined company’s stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for the combined company’s common stock.

The combined company’s amended and restated certificate of incorporation will designate the state or federal courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by the combined company’s stockholders, which could limit the combined company’s stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or employees.

The combined company’s amended and restated certificate of incorporation, which will be Rallybio’s amended and restated certificate of incorporation, will provide that, subject to limited exceptions, the state or federal courts (as appropriate) within the State of Delaware will be exclusive forums for (1) any derivative action or proceeding brought on the combined company’s behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of the combined company’s directors, officers or other employees to the combined company or its stockholders, (3) any action asserting a claim against the combined company arising pursuant to any provision of the DGCL, the combined company’s amended and restated certificate of incorporation or the combined company’s amended and restated bylaws, (4) action against the combined company or any of its directors or officers involving a claim or defense arising pursuant to the Exchange Act or the Securities Act, or (5) any other action asserting a claim against the combined company that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of the combined company’s capital stock shall be deemed to have notice of and to have consented to the provisions of the combined company’s amended and restated certificate of incorporation described above. This exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision will not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees, which may discourage such lawsuits against the combined company and its directors, officers and employees. Alternatively, if a court were to find these provisions of the combined company’s amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the combined company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the combined company’s business and financial condition. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce the combined company’s federal forum provision. If the federal forum provision is found to be unenforceable, the combined company may incur additional costs associated with resolving such matters. The federal forum provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid.

Rallybio and Avenzo do not anticipate that the combined company will pay any cash dividends in the foreseeable future other than the Parent Distributions to be paid in connection with the Merger.

Rallybio has never declared or paid any cash dividends on Rallybio Common Stock. In connection with the Merger, the Rallybio Board will declare one or more cash distributions to holders of Rallybio Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Rallybio Common Stock, up to an aggregate amount equal to the amount by which Rallybio Net Cash will equal or exceed $0 (excluding any proceeds from any Asset Disposition, to the extent contingent or to be received following the date for payment of such distributions), with no more than $50,000,000 in the aggregate to be declared prior to the Rallybio stockholders’ meeting. Other than the Parent Distributions, the current expectation is that the combined company will retain its future earnings, if any, to fund the development and growth of the combined company’s business. As a result, capital appreciation, if any, of the common stock of the combined company will be its stockholders’ sole source of gain, if any, for the foreseeable future.

An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the Merger, there had been no public market for Avenzo’s common stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for its common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing stockholders of Rallybio and Avenzo sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, including upon the expiration or release of lock-up restrictions pursuant to the terms of the Lock-Up Agreements, the trading price of the common stock of the combined company could decline. Neither Rallybio nor Avenzo is able to predict the effect that sales may have on the prevailing market price of the combined company’s common stock.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts, or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the completion of the Merger.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Merger for several reasons. The unaudited pro forma condensed combined financial information have been derived from the historical audited financial statements of Rallybio and Avenzo for the three months ended March 31, 2026 and the year ended December 31, 2025 and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma condensed combined financial information do not reflect all costs that are expected to be incurred by the combined company in connection with the Merger. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the unaudited pro forma condensed combined financial information. As a result, the actual financial condition of the combined company following the Merger may not be consistent with, or evident from, these unaudited pro forma condensed combined financial information. The assumptions used in preparing the unaudited pro forma condensed combined financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition following the Merger. For more information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus.

If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.

The combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. The combined company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Avenzo has never been required to test its internal controls within a specified period. This will require that the combined company incur substantial professional fees and internal costs to expand its accounting and finance functions and that it expends significant management efforts. The combined company may experience difficulty in meeting these reporting requirements in a timely manner.

The combined company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If the combined company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the combined company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

If the combined company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.

The combined company’s ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing and other personnel. The combined company will be highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay, or prevent the successful development of the combined company’s product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could impact negatively its ability to implement successfully its business plan. If the combined company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The combined company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.

The combined company is expected to take advantage of reduced disclosure and governance requirements applicable to smaller reporting companies and emerging growth companies, which could result in its common stock being less attractive to investors.

Following the Merger, the combined company is expected to continue to be eligible to use the reduced disclosure requirements appliable to smaller reporting companies until the next determination date, in accordance with the rules of the SEC. In addition, the combined company is expected to be an emerging growth company until the earlier of (i) the last day of the fiscal year in which the combined company has total annual gross revenues of $1.235 billion or more; (ii) December 31, 2026; (iii) the date on which the combined company has issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which the combined company is deemed to be a large accelerated filer under the rules of the SEC, which means the market value of the combined company’s common stock that is held by non-affiliates exceeds $700 million as of the last business day of the combined company’s second fiscal quarter. As an emerging growth company and/or smaller reporting company, the combined company will be able to take advantage of reduced disclosure requirements, such as simplified executive compensation disclosures and reduced financial statement disclosure requirements in its SEC filings. Decreased disclosures in the combined company’s SEC filings due to its status as an emerging growth company and/or smaller reporting company may make it harder for investors to analyze its results of operations and financial prospects. Rallybio and Avenzo cannot predict if investors will find the combined company’s common stock less attractive if it relies on these exemptions. If some investors find its common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile. The combined company may take advantage of the reporting exemptions applicable to a smaller reporting company until it is no longer a smaller reporting company, which status would end once it has a public float greater than $250 million as of the last business day of the combined company’s second fiscal quarter. In that event, the combined company could still be a smaller reporting company if its annual revenues were below $100 million and it has a public float of less than $700 million as of the last business day of the combined company’s second fiscal quarter.

Changes in tax laws may materially adversely affect the combined company’s business, prospects, financial condition and operating results.

New tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect the combined company’s business, prospects, financial condition and operating results. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to the combined company. For example, the TCJA, the CARES Act, the IRA, and the OBBBA enacted many significant changes to the U.S. tax laws. Future guidance from the IRS and other tax authorities with respect to such legislation may affect the combined company, and certain aspects of such legislation could be repealed or modified in future legislation. Such tax law changes could have a material adverse impact on the combined company. In addition, it is uncertain if and to what extent various states will conform to newly enacted federal tax legislation. While it is too early to assess the overall impact of these changes, as these and other tax laws and related regulations are revised, enacted, and implemented, the combined company’s financial condition, results of operations, and cash flows could be materially adversely impacted.

The combined company’s ability to use net operating loss carryforwards and other tax attributes may be limited, including as a result of the Merger.

Each of Rallybio and Avenzo has incurred losses during its history, and the combined company does not expect to become profitable in the near future and may never achieve profitability. To the extent that the combined company continues to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all. As of December 31, 2025, Rallybio had U.S. federal NOL carryforwards and state NOL carryforwards of $183.3 million and $181.6 million, respectively, and Avenzo had U.S. federal and state NOL carryforwards of approximately $57.8 million and $7.1 million, respectively. Under current law, U.S. federal NOL carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such NOL carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code, federal NOL carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The combined company’s ability to utilize its NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the Merger or other transactions. Similar rules may apply under state tax laws. If the combined company earns taxable income, such limitations could result in increased future income tax liability to the combined company, and the combined company’s future cash flows could be adversely affected.

MARKET PRICE AND DIVIDEND INFORMATION

Rallybio Common Stock is currently listed on Nasdaq under the symbol “RLYB.” The closing price of the Rallybio Common Stock on May 29, 2026, the last day of trading prior to the announcement of the Merger, as reported on Nasdaq, was $14.46 per share. The closing price of the Rallybio Common Stock on      , 2026, the last practicable date before the date of this proxy statement/prospectus, as reported on Nasdaq, was $      per share.

Because the market price of the Rallybio Common Stock is subject to fluctuation, the market value of the shares of the Rallybio Common Stock that the Avenzo stockholders will be entitled to receive in the Merger may increase or decrease.

Avenzo is a private company and shares of Avenzo Capital Stock are not publicly traded.

Assuming approval of Proposal Nos. 1, 2 and 3 and the Closing, following the consummation of the Merger, the Rallybio Common Stock will trade on The Nasdaq Capital Market under Rallybio’s new name, “Avenzo Therapeutics, Inc.” and new trading symbol “AVZO”.

As of      , 2026, the record date for the Rallybio annual meeting, there were approximately      registered holders of record of Rallybio Common Stock. As of      , 2026, Avenzo had      holders of record of Avenzo Common Stock and      holders of record of Avenzo Preferred Stock. For detailed information regarding the beneficial ownership of certain Rallybio stockholders and Avenzo stockholders, see the sections of this proxy statement/prospectus titled “Principal Stockholders of Rallybio” and “Principal Stockholders of Avenzo.”

Dividends

Rallybio has never declared or paid any cash dividends on Rallybio Common Stock, other than the Parent Distributions that Rallybio will declare and pay to holders of Rallybio Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Rallybio Common Stock in connection with the Merger. The aggregate amount of the Parent Distributions will not exceed an amount equal to the amount by which Rallybio Net Cash will equal or exceed $0 (excluding any proceeds from any Asset Disposition, to the extent contingent or to be received following the date for payment of such distributions), with no more than $50,000,000 in the aggregate to be declared prior to the Rallybio stockholders’ meeting. Other than the Parent Distributions, Rallybio does not anticipate paying cash dividends on Rallybio Common Stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

Avenzo has never paid or declared any cash dividends on Avenzo Capital Stock, does not anticipate paying any cash dividends on the Avenzo Capital Stock in the foreseeable future, and intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Avenzo Board and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the Avenzo Board deems relevant.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or incorporates statements that constitute forward-looking statements within the meaning of the federal securities laws in relation to Rallybio, Avenzo, the Merger and the other Contemplated Transactions. These forward-looking statements include, but are not limited to, statements regarding the structure and intended tax treatment of the proposed Merger; expectations regarding the ownership structure of the combined company; the expected management team of the combined company; expectations regarding the structure, size, timing and completion of the Concurrent Financing; the potential of Rallybio stockholders to receive consideration pursuant to the CVRs; and other statements that are not historical fact. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “would,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “forecasts,” “seeks,” “target,” “endeavor,” “potential,” “continue” or the negative of these terms or other comparable terminology, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting Rallybio, Avenzo or the Contemplated Transactions will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Rallybio’s or Avenzo’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Rallybio’s or the combined company’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to the following:

∎

the risk that the conditions to the closing of the Merger are not satisfied, including the failure to timely obtain Rallybio stockholder approval of the Rallybio Stockholder Matters or Avenzo stockholder approval of the Merger Agreement and the Contemplated Transactions, if at all;

∎	Rallybio’s and Avenzo’s ability to meet expectations regarding the timing and completion of the Merger;

∎	the risk that the Concurrent Financing is not consummated;

∎

uncertainties as to the timing of the consummation of the Merger and the ability of each of Rallybio and Avenzo to consummate the Merger and the other Contemplated Transactions, including the Concurrent Financing;

∎	risks related to Rallybio’s continued listing on the Nasdaq Capital Market until Closing and the ability for the combined company to list on Nasdaq;

∎	expectations regarding the strategies, prospects, plans, expectations and objectives of management of Avenzo for future operations of the combined company following the Closing;

∎

the ability of the combined company to recognize the benefits that may be derived from the Merger, including the commercial or market opportunity of the product candidates of Avenzo and the combined company;

∎	the possibility that Rallybio CVR holders may never receive any proceeds pursuant to the Rallybio CVR Agreement;

∎	the risk that as a result of adjustments to the Exchange Ratio, Rallybio stockholders and Avenzo stockholders could own more or less of the combined company than is currently anticipated;

∎	risks related to the market price of Rallybio Common Stock relative to the value suggested by the Exchange Ratio;

∎

risks related to Rallybio’s and Avenzo’s ability to correctly estimate their respective operating expenses and expenses associated with the transaction, uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon Closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources;

∎	the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement;

∎	the fact that under the terms of the Merger Agreement, Rallybio and Avenzo are restrained from soliciting other acquisition proposals during the pendency of the Merger;

∎

the effect of the announcement or pendency of the Merger on Rallybio’s or Avenzo’s business relationships, operating results and business generally, including disruption of Rallybio’s and Avenzo’s management’s attention from ongoing business operations due to the Merger and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction;

∎	the risk that the Merger Agreement may be terminated in circumstances that require Rallybio or Avenzo to pay a termination fee;

∎

the outcome of any legal proceedings that may be instituted against Rallybio, Avenzo or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby;

∎	the ability of Avenzo to maintain and protect its intellectual property rights;

∎	competitive responses to the Merger;

∎	legislative, regulatory, political and economic developments beyond the parties’ control;

∎	the impact of the Merger on the combined company’s common stock liquidity and trading, including the ability of the combined company to continue to meet Nasdaq’s continued listing requirements;

∎

risks related to the failure to realize any value from Avenzo’s product candidates, including AVZO-021, AVZO-023, AVZO-1418, AVZO-103 and any future product candidates, in light of inherent risks and difficulties involved in successfully bringing oncology product candidates through clinical development and to market;

∎

success in recruiting and retaining, or changes required in, Avenzo’s officers, key employees or directors, including as part of the transition to the combined company, and including key members of Avenzo’s executive team led by Dr. Athena Countouriotis and Dr. Mohammad Hirmand;

∎

the risk that Avenzo may not be able to maintain or establish additional collaborations with its existing partners, including Allorion, VelaVigo and DualityBio, or additional partners, on commercially reasonable terms or realize the anticipated benefits of any such collaboration;

∎

risks related to clinical and regulatory developments with respect to AVZO-021, AVZO-023, AVZO-1418, AVZO-103 or any future product candidates of Avenzo, including the risk that ongoing or planned clinical trials, including the ORION-1, AVENTINE-1 and BEACON-1 studies, may not demonstrate adequate safety and efficacy or that the FDA or other regulatory authorities may not approve such product candidates;

∎

the risk that Avenzo, or its CROs, CDMOs, service providers, current and potential future partners or other third parties upon which it relies, could experience a security incident, system disruption or failure, data loss, cyberattack, or similar event that could compromise the confidentiality, integrity and availability of systems and data;

∎	the sufficiency of Avenzo’s internal controls and procedures and its ability to remediate any material weaknesses; and

∎	economic, regulatory, political, geopolitical (including military conflicts and threatened hostilities), environmental and public health developments in the United States and foreign countries.

Should one or more of these risks or uncertainties materialize, or should any of Rallybio’s or Avenzo’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that Rallybio considers immaterial or which are unknown. You are urged to carefully review the disclosures Rallybio and Avenzo make concerning these risks and other factors that may affect Rallybio’s and Avenzo’s business and operating results under the section titled “Risk Factors” of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Rallybio. Please see the section titled “Where You Can Find More Information” of this proxy statement/prospectus. There can be no assurance that the Merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the Merger will be realized.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this proxy statement/prospectus. While we believe that such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

Any public statements or disclosures by Rallybio and Avenzo following this proxy statement/prospectus that modify or impact any of the forward-looking statements contained in this proxy statement/prospectus will be deemed to modify or supersede such statements in this proxy statement/prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Rallybio and Avenzo do not intend, and undertake no obligation, to update any forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless required by law to do so.

THE MERGER

Background of the Merger

The following chronology summarizes the material meetings and events that led to the execution of the Merger Agreement. It does not purport to catalog every discussion or interaction among the Rallybio Board, members of Rallybio’s senior management or Rallybio’s advisors or other parties and their respective financial advisors, legal advisors, affiliates or other representatives.

In an effort to enhance stockholder value, the Rallybio Board, together with senior management, regularly reviews and discusses Rallybio’s near and long-term operating and strategic priorities. Among other things, these reviews and discussions have focused on the opportunities and risks associated with Rallybio’s development programs and financial condition, as well as its strategic relationships and potential long-term strategic options.

Since inception, Rallybio’s mission has been to develop and commercialize life-transforming therapies for patients with severe and rare diseases. Rallybio built a broad pipeline with product candidates aimed at addressing diseases with unmet medical need in the areas of maternal fetal health, complement dysregulation, hematology, and metabolic disorders.

In January 2025, Rallybio and Recursion, which each owned one-half of the membership interests of RE Ventures I, LLC (“REV-I”), a joint venture developing a product candidate for the treatment of patients with hypophosphatasia, began discussing potential transactions between the parties. After extensive discussion, the parties agreed to pursue a sale by Rallybio of its interests in REV-I to Recursion (the “JV Sale”).

On February 24, 2025, Nasdaq notified Rallybio that Rallybio was not in compliance with Nasdaq’s listing rules because the closing bid price of Rallybio’s common stock had been below $1.00 per share for 30 consecutive business days. Nasdaq noted that Rallybio had until August 25, 2025 to cure the deficiency and regain compliance.

On April 8, 2025, Rallybio announced that it had discontinued its lead clinical program, RLYB212 for the prevention of fetal and neonatal alloimmune thrombocytopenia, based on pharmacokinetic data from its Phase 2 clinical trial. Rallybio announced that it would focus on advancing RLYB116, a once-weekly small volume C5 inhibitor for the treatment of complement-driven diseases, as well as its other emerging preclinical programs.

After Rallybio’s April 8, 2025 announcement, representatives of Party A, a healthcare focused investment fund, contacted Rallybio to propose a potential transaction pursuant to which Rallybio would acquire a recently formed company owned primarily by Party A and the parties would concurrently complete a private placement financing to fund the combined business. Rallybio and Party A had entered into a mutual confidentiality agreement that did not include a standstill in connection with prior discussions about a potential investment by in Rallybio by Party A. Rallybio management and Party A held multiple meetings in April 2025 to discuss each company’s product candidates and the proposed structure, including a potential reverse merger or asset purchase, and terms of the transaction.

On April 15, 2025, Rallybio received a proposal to acquire Rallybio for approximately $1 per share from a third party (the “April 2025 Proposal”), which amount valued Rallybio at less than the amount of cash and cash equivalents held by Rallybio on such date.

On May 2, 2025, the Rallybio Board held a meeting attended by members of management. During the meeting, the Rallybio Board discussed a proposed workforce reduction to streamline operations following the discontinuation of the RLYB212 program and to reduce Rallybio’s cash burn rate. The Rallybio Board considered the terms of the workforce reduction and impact on Rallybio’s operations and, following discussion, approved the separation of approximately 40% of Rallybio’s employees. The Rallybio Board then discussed Rallybio’s depressed market value and its past and current challenges to obtain financing, particularly in light of difficult market conditions for the biotechnology industry. It also considered the ongoing discussions with Party A, the potential JV Sale and other recent interactions with third parties regarding strategic transactions and financings, including discussions with privately held companies about potential reverse mergers and opportunities to monetize RLYB116. The Rallybio Board also reviewed the April 2025 Proposal and, following discussion, concluded that the proposal did not properly value Rallybio’s existing programs and it was not in the best interests of Rallybio’s stockholders to pursue the April 2025 Proposal at that time. The Rallybio Board then directed management to continue discussions with Party A and other third parties about potential business combination transactions.

On May 13, 2025, the Rallybio Board held a meeting attended by representatives of management and Rallybio’s financial and legal advisors at Evercore Group L.L.C. (“Evercore”) and Ropes & Gray LLP (“Ropes & Gray”), respectively. During the meeting, management presented about the development plans, timelines and costs for Rallybio’s product candidates and provided an overview of certain business development matters, including the JV Sale, discussions with Party A, and potential collaboration partners for RLYB116. A representative of Ropes & Gray reviewed director fiduciary duties, including in connection with the potential business development options being considered. Representatives of Evercore then reviewed biotech market trends and financing challenges, certain potential strategic alternatives available to Rallybio, including a sale of Rallybio, a reverse merger, selling certain assets, remaining a standalone independent company or winding down, and a potential process to evaluate the various alternatives and prospective counterparties. The Rallybio Board asked questions of management and Rallybio’s advisors and discussed parties that should be contacted about potential transactions, based on recommendations from management and the advisors, as well as the Rallybio Board’s experience in the biotech sector. Following discussion, the Rallybio Board directed management to continue discussions with Party A and Recursion, as well as to initiate a confidential process to explore strategic alternatives, including a reverse merger or sale of Rallybio.

On May 21, 2025, the Rallybio Board held a meeting attended by representatives of management and Evercore. Management presented a proposal from Party A for a reverse merger, which ascribed a value of $25 million to Rallybio, which would result in Rallybio’s stockholders owning 15% of the combined company following the proposed merger but without accounting for a concurrent equity financing that was contemplated to raise between $50-65 million. The Rallybio Board discussed, among other things, precedent transactions; the value being ascribed by Party A to Rallybio’s current programs, management team and public listing; the viability of Party A’s product candidate and development plans; the financing requirements of the combined company; and potential contingent value rights to be issued to Rallybio’s stockholders to deliver value based on the development or divestiture of Rallybio’s current programs. Following discussion, the Rallybio Board directed management to deliver a counterproposal to Party A and continue discussions. Representatives of Evercore then described potential timelines and approaches for outreach to third parties to evaluate other potential strategic alternatives. Following the discussion, the Rallybio Board directed representatives of Evercore to commence outreach to parties as previously discussed with the Rallybio Board at its meeting on May 13, 2025 to solicit proposals for a potential reverse merger with, or acquisition of, Rallybio. The Rallybio Board also agreed to hold regular meetings to receive updates about the strategic process and to provide guidance to management and the advisors.

On May 22, 2025, Rallybio provided a proposal to Party A that ascribed a value of $55 million to Rallybio, which would result in Rallybio’s stockholders owning 35% of the combined company following the proposed merger but without accounting for the proposed concurrent financing that Rallybio proposed to be $60 million. In addition, Rallybio’s stockholders would receive contingent value rights that would entitle them to a pro rata share of proceeds from any divestiture of Rallybio’s legacy assets. Party A delivered a response on May 26, 2025 that ascribed a value of $41 million to Rallybio, which would result in Rallybio’s stockholders owning 30% of the combined company following the proposed merger but prior to a concurrent financing.

On June 2, 2025 and June 4, 2025, the Rallybio Board held meetings attended by representatives of management and Evercore. Management provided updates on discussions with Party A, including Rallybio’s and Party A’s recent proposals, and also shared their perspectives on valuation of Rallybio. Representatives of Evercore noted that it had commenced outreach to potential counterparties regarding a potential reverse merger or acquisition, and the representatives provided feedback about initial engagement with third parties. Following discussion, the Rallybio Board directed management to continue negotiations with Party A and representatives of Evercore to continue its outreach.

On June 18, 2025, the Rallybio Board held a meeting attended by representatives of management and Evercore. Rallybio management noted that Rallybio and Party A had agreed on the material economic terms of a potential reverse merger transaction, including that Rallybio’s stockholders would own between 19.5-22.5% of the combined company after completing the proposed merger and concurrent financing, and that Rallybio’s stockholders would receive contingent value rights that would entitle them to proceeds from the divestiture of any Rallybio assets. The Rallybio Board and management discussed next steps for the proposed transaction, including outreach to potential investors for the concurrent financing.

On June 25, 2025, the Rallybio Board held a meeting attended by representatives of management, Evercore and Ropes & Gray. Management provided an update on discussions with Recursion, as well as the anticipated economics and documentation for the JV Sale. Representatives of Evercore then provided an update on its outreach to third parties, noting that, at the direction of the Rallybio Board, it had initially contacted 16 privately held companies and healthcare-focused investment funds to gauge interest in a potential reverse merger, held calls with 12 of such companies and funds and delivered process letters to 10 of such potential counterparties, requesting bids by June 24, 2025. To date, three companies had submitted written proposals and one more was expected. Representatives of Evercore then provided a summary of such proposals and noted that it had contacted 17 strategic parties to inquire about their interest in acquiring Rallybio. Evercore held initial calls with 14 of such potential strategic parties and delivered process letters requesting bids by July 1, 2025. Rallybio granted access to a data room containing non-public information to six parties, each of which had previously signed a confidentiality agreement that either did not include a standstill or included a standstill that permitted the counterparty to request a waiver. No party had yet delivered a written proposal to acquire Rallybio in response to the outreach. The Rallybio Board asked questions about the proposals and discussed the proposed terms and process to evaluate each of the bids. The Rallybio Board directed the representatives of Evercore to continue its discussions with interested parties and directed management to conduct due diligence on the counterparties and their current programs.

On July 8, 2025, Rallybio entered into an agreement for the JV Sale (the “ENPP1 Purchase Agreement”), which provided that Rallybio would receive as upfront consideration shares of Recursion’s common stock and additional payments of Recursion stock and cash upon achievement of certain development and clinical milestones, as well as low single digit royalties on annual net sales of certain products developed and sold by REV-I. The consideration from the transaction was expected to extend Rallybio’s anticipated cash runway into at least the middle of 2027.

On July 9, 2025, the Rallybio Board held a meeting attended by representatives of management, Evercore and Ropes & Gray. Management provided an update on strategic alternatives, noting that it was continuing discussions with a few parties that expressed interest in acquiring RLYB116 and a few potential reverse merger counterparties. Management also noted that it was conducting diligence about the scientific and commercial viability of the programs being developed by the reverse merger counterparties. Representatives of Evercore stated that no parties had submitted a proposal to acquire Rallybio. However, one party had submitted a proposal to acquire RLYB116 for $11 million upfront, and two other parties had indicated they would submit proposals to acquire RLYB116. Representatives of Evercore also noted that Rallybio had received, in addition to the existing proposal from Party A, proposals from five parties contemplating a reverse merger. Representatives of Evercore summarized the terms of each proposal and discussed recent management presentations with two potential reverse merger counterparties.

On July 16, July 23 and July 30, 2025, the Rallybio Board held meetings attended by representatives of management, Evercore and Ropes & Gray. During each meeting, management provided updates on discussions with, and diligence of, counterparties regarding each strategic alternative being evaluated by the Rallybio Board. Management also provided an overview of its work with Party A to prepare a presentation for investors about the potential opportunity, which could be used to market the potential concurrent offering.

On July 28, 2025, Rallybio entered into an engagement letter with Evercore related to its services and advice in connection with potential transactions.

On August 5, 2025, the placement agents for a potential offering that would occur concurrently with a reverse merger transaction with Party A held an organizational call with Rallybio management and legal counsel to discuss the terms, process and documentation for such an offering.

On August 6, the Rallybio Board held a meeting attended by representatives of management, Evercore and Ropes & Gray. Management summarized the strategic alternatives being considered by Rallybio and recommended that Rallybio cease discussions with counterparties about a potential sale of RLYB116, because the current proposals did not adequately value the asset and the value should increase after additional clinical data became available later in 2025. Representatives of Evercore then summarized the terms of the proposed reverse merger transactions being evaluated by the Rallybio Board, including the counterparties’ existing programs, the anticipated ownership of Rallybio’s stockholders in the combined companies and future financing requirements. Representatives of management and Evercore responded to questions from the Rallybio Board and, after discussion, the Rallybio Board determined not to pursue a sale of RLYB116 at that time, to continue discussions with Party A and to proceed with marketing for a financing transaction that would close concurrently with that transaction. The Rallybio Board also directed management to continue discussions with two other parties that had proposed a reverse merger in case the transaction with Party A did not proceed. The Rallybio Board considered these proposed reverse mergers as less favorable options for Rallybio stockholders than a transaction with Party A for, among other reasons, the proposed valuation of the counterparties and the prospects of the counterparties’ existing programs.

On August 11, 2025, representatives of Rallybio and Party A and each of their legal advisors held a meeting to discuss the structure of a potential reverse merger transaction, the potential equity consideration to be issued by Rallybio, the possibility of Rallybio’s stockholders receiving contingent value rights that would entitle them to a pro rata share of consideration received upon the divestiture of Rallybio’s legacy assets and other related issues.

On August 20, 2025, the Rallybio Board held a meeting attended by representatives of management, Evercore and Ropes & Gray. Management explained that Party A had recently indicated it would commit meaningfully less to the proposed financing than management had previously expected, so completing a financing of $60 million would be challenging. As a result, management recommended proposing modified terms to Party A pursuant to which the parties would seek to raise only $40 million through a concurrent financing and Rallybio’s stockholders would not receive a contingent value right so any proceeds from asset dispositions or paid to Rallybio under the ENPP1 Purchase Agreement would be retained by the combined company to fund its operations, which would result in Rallybio’s stockholders retaining a larger percentage of the combined business’s equity. Representatives of Evercore reviewed potential execution risk for the financing given Party A’s position. The Rallybio Board discussed their views of management’s proposal. Following discussion, the Rallybio Board asked a director to contact Party A to discuss the reasons for Party A’s reduced commitment.

On August 29, 2025, the Rallybio Board held a meeting attended by representatives of management, Evercore and Ropes & Gray. Management summarized the status of discussions with Party A, including Party A’s continued unwillingness to increase the size of its commitment in the proposed financing, which Party A had confirmed to a Rallybio director. Management then outlined modified terms it recommended proposing to Party A, which would value Rallybio at $75 million, inclusive of its cash and cash equivalents, and which would not include any contingent value right for Rallybio’s stockholders. As a result, Rallybio’s stockholders would own approximately 45.5% of the combined company after closing the merger and concurrent financing. Management also provided an overview of other alternatives, including proposed reverse mergers, continuing to operate as a standalone company and liquidating Rallybio to return cash to stockholders. The Rallybio Board discussed the alternatives presented by management and, after discussion, directed management to deliver its recommended proposal to Party A, which management did following the meeting.

On September 10, 2025, Party A delivered an updated proposal to Rallybio that ascribed a value of $62 million to Rallybio, assuming that Rallybio had $53.6 million in cash and cash equivalents at the closing and a $40 million concurrent financing. Rallybio’s stockholders would receive a contingent value right that would entitle them to a pro rata portion of any consideration received upon a divestiture of RLYB116. Based on these terms, following the transaction and related financing, Rallybio’s stockholders would hold 37.8% of the equity of the combined company.

On September 15, 2025, Party B, a privately held, clinical stage biotech company that had a lead investor that was also invested in Rallybio and a director who also served on the Rallybio Board, submitted a written proposal to Rallybio. Party B had not received any non-public information prior to submitting its proposal, but had entered into a mutual confidentiality agreement with Rallybio that did not include a standstill in anticipation of discussion potential strategic alternatives. Party B’s proposal ascribed a value of $50 million to Rallybio, which assumed that Rallybio had $40 million in cash and cash equivalents at the closing. The proposal also contemplated that Rallybio’s valuation would be increased dollar-for-dollar for any cash proceeds it received from a sale of the RLYB116 assets prior to the closing, which proceeds Party B estimated could be up to $25 million. It also proposed that the parties would raise $45 million in connection with the transaction.

On September 24, 2025, the Rallybio Board held a meeting attended by representatives of management, Evercore and Ropes & Gray. Management provided an update on discussions with potential counterparties to potential strategic transactions, noting that Rallybio had recently received written proposals for a reverse merger from Party B, noting the related party nature of the proposed transaction, and a reverse merger from Party C, a privately held biotech company that had submitted a new drug application to the FDA for its lead product candidate, as well as a verbal indication of interest for a reverse merger from a newly formed consolidation vehicle. Management noted that Party C’s proposal ascribed the same value to Rallybio as Party B’s current proposal. Representatives from Evercore summarized the non-binding proposals currently in effect from Party A, Party B and Party C among others and responded to questions about the financing in connection with each of the proposed transactions. The representatives of Evercore also responded to questions from the Rallybio Board about certain of the opportunities under consideration and the timing of discussions with potential PIPE investors. Following discussion, the Rallybio Board determined to continue engaging with Party A and to seek investors to participate in the concurrent financing, and to initiate discussions with Party B and Party C based on their recent proposals.

On October 7, 2025, the Rallybio Board held a meeting attended by representatives of management, Evercore and Ropes & Gray. Management provided a brief update on discussions with Party A and other parties that had proposed a reverse merger, including Party B and Party C. They also summarized recent interactions about potential partnering opportunities for RLYB116, although most counterparties indicated they would like to see data from the ongoing trial before engaging further. A representative of Evercore then summarized the reverse merger proposals currently available for Rallybio, including those with Party A, Party B and Party C, as well as each counterparty’s product pipelines, commercial opportunities and competitive landscape. The Rallybio Board discussed the scientific and commercial prospects of each potential counterparty’s product candidates and valuation each counterparty ascribed to itself in their proposals. Following discussion, the Rallybio Board determined to continue discussions about potential reverse mergers, but agreed that it would discontinue discussions with Party A if a co-lead investor in the concurrent financing was not identified promptly. The Rallybio director who served on the board of Party B then reminded the Rallybio Board of his role at Party B and that the investment fund with which he worked had a significant investment in Party B, and stated that he would recuse himself from future discussions among the Rallybio Board about strategic alternatives, so long as a transaction with Party B remained an option. The director did not attend any portion of a Rallybio Board meeting during which strategic alternatives were discussed until the Rallybio Board’s meeting on February 12, 2026, other than as noted below during the Rallybio Board’s meeting on December 5, 2025.

On October 24, 2025, the Rallybio Board held a meeting attended by representatives of management, Evercore and Ropes & Gray. Management summarized the status of Rallybio’s work with Party A and Party B, including discussions with institutional investors about a financing related to the transaction with Party A and diligence regarding the science and commercial opportunity for Party B’s lead product candidate. Management also summarized the terms proposed by Party B for a potential transaction on September 15, 2025. The Rallybio Board and management discussed the commercial opportunity for Party B’s lead product, anticipated future financing needs and potential risks of Party B achieving its projections, including adverse data, safety issues and competition, as well as the commercial opportunity for Party C. The Rallybio Board and management also discussed RLYB116 and the potential impact on Rallybio’s valuation of positive data from its ongoing trial. Following discussion, the Rallybio Board determined to cease discussions with Party A based on recent discussions with potential investors and lack of progress towards a transaction, to deliver a revised term sheet to Party B and continue discussions about the business with representatives of Party B and to, in parallel, continue discussions with Party C, although the Rallybio Board expressed its view that, due to Party C’s commercial prospects and proposed valuation, the proposed reverse merger with Party C was less advantageous to Rallybio stockholders than the proposed reverse merger with Party B.

On October 27, 2025, the Rallybio Board held a meeting attended by representatives of management, Evercore and Ropes & Gray. Management and certain directors summarized recent discussions they had with representatives of Party B, noting that Party B remained interested in a potential reverse merger transaction with Rallybio, but was also considering other alternatives. Management proposed terms for a counterproposal to Party B, and, following discussion, the Rallybio Board directed management to deliver the counterproposal as soon as possible. Management and the directors discussed how to accelerate the process with Party B and ensure that Rallybio’s stockholders received the most value possible in the transaction.

On October 28, 2025, Rallybio delivered a term sheet to Party B that ascribed a value to Party B of $175 million and Rallybio of $59 million, which reflected the value of Rallybio’s cash and cash equivalents but not RLYB116, and which would result in Rallybio’s stockholders owning 25.2% of the combined company after the closing of the merger, but without accounting for a concurrent $45 million financing. The term sheet also provided that Rallybio’s stockholders would receive contingent value rights that would entitle them to a pro rata portion of proceeds received upon the divestiture of Rallybio’s legacy assets.

On November 7, 2025, the Rallybio Board held a meeting attended by representatives of management, Evercore and Ropes & Gray. Management provided an update on the status of discussions with Party B, including Party B’s indication that it would like to continue to develop RLYB116 post-closing, rather than divest the asset, and that a portion of the anticipated financing would be required to fund Party B’s operations prior to closing. The Rallybio Board discussed the strategy for negotiating the exchange ratio and RLYB116’s valuation. The Rallybio Board directed management to continue discussions with Party B and also discussed whether to form a special committee to help manage negotiations with Party B and potential other alternative counterparties.

On November 9, 2025, the Rallybio Board executed a unanimous written consent forming a special transaction committee (the “Transaction Committee”) comprised of Ms. Nash, Dr. Liu and Mr. Hunt to review, evaluate and negotiate possible strategic transactions. Each of the members was deemed independent under Nasdaq’s listing rules and did not have any conflicts with any counterparty Rallybio was evaluating or expected to evaluate in connection with the strategic process. The Transaction Committee was delegated authority to propose and negotiate the price, structure, terms and conditions of possible transactions, but the Rallybio Board retained authority to approve any proposed transaction.

On November 11, 2025, the Transaction Committee held a meeting attended by representatives of management and Ropes & Gray. Management summarized recent discussions with the Chief Executive Officer of Party B, including about the value to be ascribed to Rallybio and RLYB116, which Party B would reflect in a written term sheet, and also noted that Rallybio’s diligence of Party B was substantially complete, other than a review of financial information that had not yet been provided. Management and the Transaction Committee discussed the strategy and timing to finalize terms with Party B and the Transaction Committee directed the representative of Ropes & Gray to speak with Party B’s legal counsel about the structure of the potential transaction and related issues.

On November 14, 2025, Party B delivered a written counterproposal to Rallybio that ascribed a value of $200 million to Party B and $72.5 million to Rallybio, which reflected the value of Rallybio’s cash and cash equivalents and valued RLYB116 at $12.5 million. Based on these terms, Rallybio’s stockholders would own 26.6% of the combined company after the closing of the merger and a concurrent $45 million financing. The term sheet noted that the proposed value of RLYB116 remained subject to diligence and $5 million of the proposed valuation was contingent on Rallybio having at least $37.5 million of net cash at the closing. It also proposed a 45-day exclusivity period during which the parties would be expected to negotiate a definitive documentation.

On November 17, 2025, representatives of Ropes & Gray and Party B’s counsel held a call to discuss the structure of the proposed transaction between Rallybio and Party B, whether Rallybio’s stockholders could receive contingent value rights in connection with the transaction, and the potential timeline for the transaction.

On November 17, 2025, the Transaction Committee held a meeting attended by representatives of management, Evercore and Ropes & Gray. A representative of Ropes & Gray described his conversation with Party B’s counsel earlier in the day and management summarized the key terms of the term sheet delivered by Party B, including the proposed transaction structure, value ascribed to the parties, the definition of net cash, Party B’s financials and governance matters. Following discussion, the Transaction Committee directed management to return an updated term sheet to Party B that, among other things, provided for a simultaneous sign-and-close structure and to increase the value ascribed to Rallybio.

On November 18, 2025, Rallybio returned a draft term sheet to Party B as requested by the Transaction Committee, which contemplated a simultaneous sign-and-close structure, ascribed a value of $77.5 million to Rallybio, with RLYB116 being valued at $5 million more than in the most recent Party B proposal, and certain modifications to the definition of net cash used for determining the exchange ratio.

On November 21, 2025, Party B returned a further revised draft term sheet, which proposed a $75 million valuation for Rallybio and certain modifications to the net cash definition, as well as other adjustments to reflect the simultaneous sign-and-close structure.

On November 22, 2025, the Transaction Committee held a meeting attended by representatives of management, Evercore and Ropes & Gray. Management summarized recent interactions with Party B and the current term sheet. The Transaction Committee and management discussed certain financial information of Party B that Rallybio would need to review and certain other diligence matters. Representatives of Evercore and Ropes & Gray discussed considerations about the proposed sign-and-close structure, including timing, regulatory and litigation risks, as well as potential financing implications. The Transaction Committee directed management to continue negotiating the term sheet and to complete diligence on Party B as soon as possible.

On November 25, 2025, the Rallybio Board held a meeting attended by representatives of management, Evercore and Ropes & Gray. Management provided an update on the status of discussions with Party B and terms reflected in Party B’s most recent proposal, as well as an overview of Party B’s lead asset, and Party B’s future financing requirements. Management then provided an update on the positive data received to date in Rallybio’s RLYB116 confirmatory trial, and discussed the current development plan for RLYB116, Rallybio’s cash runway, potential partnering opportunities for RLYB116 and potential market reaction to the data. Management responded to questions from the Rallybio Board and directors discussed RLYB116 and the opportunity with Party B.

On December 3, 2025, the Rallybio Board held a meeting attended by representatives of Evercore and Ropes & Gray. Representatives of Evercore summarized certain features of the proposed transaction with Party B, including, that the combined company would have a stockholder that owned more than 50% of the combined company’s equity on a fully-diluted basis, that the contemplated concurrent financing would not be marketed to new investors and that the combined company would likely need to raise additional funds by mid-2027 based on Party B’s management’s current plan. The members of the Transaction Committee then provided an update on discussions with Party B and their perspectives about whether a transaction with Party B remained in the best interests of stockholders at that time given its potential risks and benefits. The members of the Transaction Committee responded to questions and the directors discussed their perspectives on the options available to Rallybio noting the prospects of Rallybio’s and Party B’s respective assets, the competitive landscape for the indications targeted by each company, financing challenges and the cash runway of Rallybio on a standalone basis and of the combined company. Following discussion, it was the consensus of the Rallybio Board that it was a viable option for Rallybio to remain independent, but that the Rallybio Board also wanted to meet with management to assess the best path for stockholders.

On December 5, 2025, the Rallybio Board held a meeting attended by representatives of management and Ropes & Gray. At the request of the Rallybio Board, management outlined its strategy for developing RLYB116 and managing the business if Rallybio remained independent, including headcount requirements and potential partnering opportunities. Management responded to questions from the Rallybio Board and then departed the meeting. The Rallybio Board then invited the Rallybio director who also serves as a director of Party B to join the meeting and share his views regarding Party B and the opportunities presented by a combined company. He also responded to questions from the Rallybio Board and then departed the meeting. Following the Party B director’s departure, the Rallybio Board discussed the two alternatives, including management’s plan for RLYB116, the risks presented by remaining independent and combining with Party B and the potential benefits of each option. Following discussion, the Rallybio Board determined to request that Party B reduce its valuation to $150 million, which the Rallybio Board believes is more reflective of its actual value, but if Party B declines Rallybio will proceed as a standalone company. Following the meeting, a director communicated the proposed change to a representative of Party B.

On December 8, 2025, Party B delivered an updated term sheet that contemplated a $135 million valuation for Party B plus a new $15 million post-closing equity pool that would be used to compensate Party B employees. It also contemplated that Party B’s valuation would be reduced if it had net liabilities above a certain threshold at closing and proposed a termination fee of $2.5 million payable by Rallybio if negotiations were abandoned by

Rallybio prior to closing or if Rallybio sought to amend any terms in the term sheet. Following receipt, the Transaction Committee evaluated the term sheet and, after discussion, determined that it would recommend that the Rallybio Board agree to the term sheet, so long as Party B agreed to remove the termination fee.

On December 10, 2025, the Rallybio Board held a meeting attended by representatives of management, Evercore and Ropes & Gray. Members of the Transaction Committee presented the draft term sheet from Party B noting that Party B had agreed to lower its valuation to $150 million, as previously requested by the Rallybio Board, which amount included $15 million of new equity awards that would be granted to Party B’s executives, and had agreed to remove the proposed termination fee from the term sheet. The Transaction Committee noted that it recommended that the Rallybio Board approve the term sheet. A representative of Ropes & Gray then provided a reminder about the Rallybio Board’s fiduciary duties. Representatives of management and Evercore responded to questions from the Rallybio Board and, after extensive discussion of the alternatives, the Rallybio Board determined to pursue a transaction with Party B and directed management to finalize the term sheet. The term sheet with Party B was executed later that day.

Between December 10, 2025 and early January 2026, Rallybio, Party B and their legal advisors engaged in negotiations regarding, and exchanged drafts of, the proposed merger agreement and disclosure schedules, and other ancillary documents. The parties also discussed the terms of documents and messaging related to the anticipated concurrent financing and regulatory and exchange listing matters related to the transaction.

On January 2, 2026, Rallybio filed a definitive proxy statement related to a special meeting of Rallybio’s stockholders to consider a reverse split of the Rallybio Common Stock in order to regain compliance with the minimum bid requirements for continued listing on the Nasdaq Capital Market.

Later on January 2, 2026, the Transaction Committee held a meeting attended by representatives of management, Evercore and Ropes & Gray. Management provided an update about negotiations with Party B, including the status of documentation. Representatives of management then reviewed the full data received from Rallybio’s recently completed confirmatory study of RLYB116, noting that the study established that RLYB116 provides rapid, complete and sustained inhibition of terminal complement, and that its safety profile was significantly improved from earlier material and showed that RLYB116 has the potential to support a convenient dosing regimen. They suggested that the value of RLYB116 had likely increased due to the quality of the data and that it may be worth evaluating whether the terms of the Party B deal still appropriately reflect Rallybio’s value. Representatives of Evercore then noted that they had received inbound interest from investors awaiting the data and discussed the timing and process for conducting a financing for Rallybio (the “RLYB116 PIPE”) if Party B waived the exclusivity restrictions.

On January 6, 2026, the Rallybio Board and Transaction Committee each held a meeting attended by representatives of management, Evercore and Ropes & Gray. Management provided an update on discussions with Party B, presented the RLYB116 data to the Rallybio Board and responded to questions about each. Representatives of Evercore then reviewed a potential RLYB116 PIPE and the potential timeline and process for conducting the RLYB116 PIPE. The Rallybio Board discussed the RLYB116 PIPE and determined that it would like to proceed, and directed the Transaction Committee and management to seek a waiver of Rallybio’s exclusivity obligations to Party B and to offer to present the RLYB116 data to Party B. Later in the day, the Transaction Committee further discussed the size and potential process to pursue the RLYB116 PIPE and discussed the strategy for addressing with Party B.

On January 8, 2026, certain members of the Transaction Committee spoke with representatives of Party B to offer Party B the opportunity to receive the RLYB116 data and to request a waiver of Rallybio’s exclusivity obligations to facilitate the RLYB116 PIPE process. Dr. Uden later presented the data to representatives of Party B, although Party B did not agree to waive the exclusivity obligations. Finally, the Transaction Committee held a meeting attended by representatives of management and Ropes & Gray. The members of the Transaction Committee discussed Party B’s reaction to the waiver request and strategy for future correspondence with Party B, as well as potential legal considerations, and correspondence with the Rallybio Board about recent discussions with Party B and anticipated developments on the transaction with Party B.

Between January 8, 2026 and January 13, 2026, members of the Transaction Committee and management spoke with representatives of Party B and, on January 13, 2026, Party B agreed to release Rallybio from its exclusivity obligations under the term sheet in order to pursue the RLYB116 PIPE.

Following Party B’s release, Rallybio and its advisors began preparing to conduct a confidential marketing process in connection with the RLYB116 PIPE and, on January 22, 2026, engaged placement agents to use best efforts to assist Rallybio with the offering.

On January 26, 2026, Rallybio held a special meeting of stockholders at which the stockholders approved an amendment to Rallybio’s amended and restated certificate of incorporation to effect a reverse split at a ratio to be selected by the Rallybio Board. Later on January 26, 2026, the Rallybio Board approved a reverse split at a ratio of 1-for-8 shares of Rallybio Common Stock and Rallybio then filed a certificate of amendment to its amended and restated certificate of incorporation with the Secretary of State of the State of Delaware to effect the reverse stock split effective at 12:01 a.m., Eastern Time, on February 6, 2026.

On January 28, 2026, the Transaction Committee held a meeting attended by representatives of management, Evercore and Ropes & Gray. Representatives of Evercore provided an update on the marketing process for the RLYB116 PIPE, noting they had reached out to 15 healthcare-focused investors, 14 of which elected to discuss the potential offering. The RLYB116 data had been well received by investors, but none had yet committed to participate in the RLYB116 PIPE. The Transaction Committee asked questions and discussed timing for the offering and agreed to wait until after it had more feedback from investors before updating the full Rallybio Board.

On January 30, 2026, the Transaction Committee held a brief meeting attended by representatives of management, Evercore and Ropes & Gray. Management provided an update on the RLYB116 PIPE, noting that most investors had passed on the opportunity so it was unlikely an offering could proceed, but that there were a couple investors still reviewing information. The Transaction Committee asked questions about investors’ responses and agreed to inform the Rallybio Board of the outcome of the marketing effort and to discuss with the Rallybio Board the messaging about reengaging with Party B on a reverse merger.

On February 2, 2026, the Rallybio Board held a meeting attended by representatives of management, Evercore and Ropes & Gray. Management began with an update on the marketing effort for the RLYB116 PIPE, noting that of the 16 investors contacted about participating, only two were continuing to evaluate the opportunity, so it was unlikely Rallybio could complete a financing at that time. The Rallybio Board then discussed reengaging with Party B and potentially reaching out to other third parties now that exclusivity with Party B had lapsed. Robert Hopfner, a director of Rallybio, mentioned that a representative of Wedbush Securities Inc (“Wedbush”), a financial advisor to Candid Therapeutics, Inc. (“Candid”), had contacted him to inquire whether Rallybio might consider a reverse merger with Candid and Jonathan Lieber, Rallybio’s Chief Financial Officer, noted that a representative of Wedbush had also put him in touch with Candid to potentially discuss a reverse merger. Following discussion, the Rallybio Board requested a director to contact a representative of Party B to relay that Rallybio was unlikely to pursue the RLYB116 PIPE and was committed to pursuing a transaction with Party B. It also directed management to engage with Candid.

Following the meeting on February 2, 2026, a member of the Rallybio Board called a representative of Party B to explain that Rallybio was unlikely to proceed with the RLYB116 PIPE and, therefore, would be willing to re-open discussions with Party B. The representative of Party B noted that Party B had entered into exclusive negotiations with a third-party and would not be able to discuss a transaction with Rallybio at that time.

Also on February 2, 2026, Rallybio entered into a mutual confidentiality agreement with Candid that did not include a standstill to facilitate discussions about a potential reverse merger transaction. Later that day, Candid delivered a draft term sheet that ascribed a value of $8 million to Rallybio, which assumed that Rallybio would distribute all excess cash to its stockholders prior to the closing of a transaction and divest its legacy assets, and a valuation of $750 million. Based on these terms, Rallybio’s stockholders would own less than 1% of the equity of the combined company following closing of the proposed merger and a contemplated concurrent $200 million financing. The term sheet also provided that the equity to be issued to Candid stockholders would be registered on a Form S-4 prior to closing; would require Rallybio’s stockholders to vote on the transaction unless the merger agreement was terminated prior to the stockholder meeting; permitted Candid to consider and terminate the merger agreement to accept a superior proposal subject to certain conditions; and provided that the parties would agree to negotiate exclusively (in the case of Candid, with respect to a reverse merger transaction) for 30 days.

On February 3 and 4, 2026, representatives of Evercore held calls with Party C’s financial advisor to inquire about Party C’s interest in re-engaging in reverse merger discussions with Rallybio and discussed the process for submitting a new proposal.

On February 4, 2026, the Rallybio Board held a meeting attended by representatives of management, Evercore and Ropes & Gray. The Rallybio Board discussed Party B’s response, noting that it was uncertain if Party B would consummate an alternative transaction during its exclusivity period, so Rallybio should not wait to pursue alternatives. Management then summarized recent interactions with Candid, noting that the parties had entered into a confidentiality agreement and Candid had delivered a non-binding term sheet, which management summarized. The Rallybio Board discussed Candid and its proposal, including terms for a response to Candid’s initial proposal and directed management to deliver a counterproposal to Candid. The Rallybio Board also discussed potential renewed interest in a reverse merger from Party C, which was simultaneously pursuing reverse merger transactions and an initial public offering. The Rallybio Board, management and the advisors discussed how to proceed with Candid, Party C and other alternative options, including requesting Party C to deliver a refreshed written proposal.

On February 5, 2026, representatives of Evercore held separate calls with Candid’s Chief Financial Officer and Wedbush to discuss Candid’s expectations and the process to pursue a reverse merger between Rallybio and Candid.

On February 9, 2026, Rallybio returned a draft term sheet to Candid, which accepted the $750 million valuation for Candid proposed in Candid’s February 2, 2026 draft term sheet and provided for, among other things, a $47.5 million valuation for Rallybio, which assumed that Rallybio would have $37.5 million of net cash at the closing, that Rallybio’s stockholders would own approximately 4.76% of the combined company’s equity following the closing of the merger and a contemplated concurrent $200 million financing, and that Rallybio’s stockholders would receive contingent value rights that would entitle them to receive a pro rata portion of any proceeds from a divestiture of Rallybio’s legacy assets and any proceeds received from Recursion as a result of Rallybio’s prior sale of its interests in REV-I.

On February 9, 2026, Party C delivered a revised non-binding proposal for a reverse merger transaction with Rallybio that ascribed a $46 million valuation to Rallybio, which assumed that Rallybio would have $36 million of net cash at the closing and that Rallybio’s stockholders would own approximately 7.72% of the combined company’s equity following the closing of the merger and a contemplated $100 million concurrent financing.

On February 10, 2026, a representative of Evercore held a call with Candid’s Chief Financial Officer to discuss the terms of the proposed reverse merger, including the treatment of Rallybio’s cash and the pro forma ownership of Rallybio’s stockholders in the combined company. Additionally, Candid returned an updated draft term sheet to Rallybio with updates made to Rallybio’s net cash definition regarding expenses associated with the divestiture or disposition of Rallybio’s legacy assets.

Between February 10, 2026 and February 12, 2026, three Rallybio directors, Dr. Hopfner, Hui Liu and Martin Mackay, held separate calls with Ken Song, M.D. to discuss Candid’s management team, product pipeline, anticipated corporate milestones and financing plans.

On February 12, 2026, the Rallybio Board held a meeting attended by representatives of management, Evercore and Ropes & Gray. Management confirmed that the remaining investors who had been evaluating the RLYB116 PIPE had withdrawn from the process, so Rallybio would no longer pursue a separate financing. They explained that Rallybio now had a few merger proposals to consider, including from Candid, Party B, which may not continue to engage after its exclusivity period, and Party C. Management also described the development pipeline for each company, noting that the FDA had recently granted marketing authorization for Party C’s lead product. Representatives of Evercore then summarized the terms of the three proposals, highlighting that the value ascribed to Rallybio’s cash and exchange listing was substantially similar in each proposal and noting the anticipated ownership of Rallybio’s stockholders in the combined companies, the potential financing requirements proposed or required by each proposal based on assumptions provided by management of such potential counterparty and potential risks associated with each transaction. Party B had proposed a simultaneous sign-and-close structure, while the proposals from Candid and Party C required Rallybio to register the shares to be issued and to have a meeting of stockholders to approve the issuance of the shares between signing and closing. Each of the directors then provided their perspectives about the alternatives, focusing on each company’s scientific and commercial potential, the future financing obligations of each, anticipated timing to sign and closing, and potential post-closing trading dynamics. Following discussion, the Rallybio Board concluded that the Candid proposal was the best available alternative for Rallybio’s stockholders, due to the prospects of its product pipeline, strength of its management team, ability to complete the proposed concurrent financing and anticipated cash runway for the combined business, and directed management to deliver a non-binding term sheet to Candid for execution and proceed to legal and business diligence and negotiation of definitive documents as soon as possible. The Rallybio Board acknowledged that due to the exclusivity provisions of the term sheet with Candid, Rallybio would no longer be able to pursue a potential transaction with either of Party B or Party C.

Following the meeting, on February 12, 2026, a representative of Evercore spoke with each of Candid’s Chief Financial Officer and a representative of Wedbush separately to convey that Rallybio intended to announce the results of its recently completed RLYB116 Phase 1 trial on February 17, 2026, and that Rallybio intended to send an updated term sheet to Candid later that same day. Subsequently on February 12, Rallybio returned a further revised term sheet draft to Candid that provided that, among other things, Rallybio’s stockholders would receive a contingent value right that would entitle them to 100% of the net proceeds received by the combined company upon any divestiture of Rallybio’s legacy assets.

On February 13, 2026, Rallybio and Candid signed the form of non-binding term sheet delivered by Rallybio on February 12. The parties promptly commenced legal and business diligence and representatives of Ropes & Gray and Cooley LLP, counsel to Candid (“Cooley”), discussed process and documentation.

Between February 14 and February 27, 2026, Rallybio, Candid and their legal and financial advisors engaged in extensive negotiations regarding, and exchanged multiple drafts of, the proposed merger agreement and disclosure schedules for each of Rallybio and Candid, the contingent value rights agreement, and forms of support agreements and a lock-up agreement. The parties also negotiated the terms of documents related to a concurrent financing with the placement agents for such financing and their legal counsel. The negotiation of the merger agreement focused on, among other things, the following key terms:

∎	the calculation of Rallybio’s net cash, including the treatment of certain liabilities;

∎

the non-solicitation provisions, and specified exceptions, applicable to each party, including a proposal to permit Candid to solicit alternative acquisition proposals from third parties for 30 days following Candid’s receipt of any superior offer (and associated tolling of Candid’s obligation to deliver its stockholder written consent within seven business days of the effectiveness of the Form S-4 to be filed in connection with the proposed transactions), as well as a carve-out that would have permitted Candid to pursue certain strategic transactions without restriction. Following negotiation, Candid agreed to a more limited “fiduciary out” exception that would permit Candid to respond to unsolicited bona fide acquisition proposals that constituted, or were reasonably likely to lead to, a superior offer, which exception would not toll Candid’s obligation to deliver the written consent executed by each Candid required signatory within seven business days of the date of the effectiveness of the Form S-4;

∎

the triggers for, and amounts payable upon, termination of the agreement. After extensive negotiation, the parties agreed to a termination fee of $50 million payable by Candid in certain termination scenarios involving Candid entering into an alternative acquisition, with a reduced fee of $10 million payable by Candid for a termination under certain circumstances following the expiration of the end date, and a termination fee of $1.425 payable by Rallybio in specified circumstances; and

∎	certain of the interim operating covenants, the closing conditions, and the representations and warranties made by each party.

In the contingent value rights agreement, the parties negotiated, among other things, the following key terms:

∎	the inclusion of and threshold for any level of efforts required to divest Rallybio’s assets,

∎	the duration after the closing date of the merger that such efforts obligations would last, which the parties finally agreed to be one year; and

∎	the end date of the combined company’s obligations to make payments to the holders of contingent value rights, which the parties agreed to be December 31, 2030.

On February 17, 2026, Rallybio announced positive results from its Phase 1 confirmatory pharmacokinetic/pharmacodynamic clinical trial evaluating RLYB116.

On February 18, 2026, the placement agents for the concurrent financing began marketing the offering to potential investors on a confidential basis.

On February 21, 2026, Mr. Lieber discussed the potential transaction with Citizens, any potential conflicts that Citizens may have, and asked that, if requested by the Rallybio Board, Citizens provide the Rallybio Board an opinion about the fairness, from a financial point of view, of the exchange ratio to be paid by Rallybio (the “Candid Exchange Ratio”). Representatives of Citizens agreed to complete the work necessary to determine if it would be able to deliver its opinion and provided diligence information requested by Citizens to complete its work.

On February 24, 2026, Nasdaq notified Rallybio that it had regained compliance with the minimum bid requirements for continued listing on the Nasdaq Capital Market.

On February 27, 2026, Rallybio, Candid and their legal advisors exchanged advanced drafts of the proposed merger agreement prior to the Rallybio Board’s consideration and approval of the contemplated transactions. Among other final key terms negotiated between the parties were the circumstances in which Candid could solicit alternative proposals from third parties and the amount of the termination fee payable by Candid in connection with the termination of the merger agreement under certain circumstances, as outlined in further detail above. Rallybio also entered into an engagement letter with Citizens in advance of the Rallybio Board’s meeting.

Also on February 27, 2026, Evercore delivered a material relationships disclosure letter to Rallybio. Later on February 27, 2026, the Rallybio Board met with members of Rallybio’s management and representatives of Citizens, Evercore and Ropes & Gray. At the meeting, a representative of Ropes & Gray reviewed the Rallybio directors’ fiduciary duties and the terms and conditions of the transaction documents, including the structure, closing conditions, antitrust covenant, interim operating covenants, representations and warranties, non-solicitation covenants, and termination rights and fees. A director noted that the investment fund for which he works intended to invest in the concurrent financing and the other members of the Rallybio Board determined that such investment would not impair the director’s independent judgment, so he should not be required to recuse himself. Citizens, after confirming to the Rallybio Board that it had no conflicts related to the proposed transaction, then reviewed its financial analysis of the Candid Exchange Ratio and delivered to the Rallybio Board its oral opinion, confirmed by delivery of a written opinion dated March 1, 2026, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Citizens in preparing its opinion, the Candid Exchange Ratio to be paid by Rallybio was fair, from a financial point of view, to Rallybio. Following discussions about the proposed transaction with Candid, including the potential merits and considerations for and against proceeding with it, the Rallybio Board unanimously (i) determined that the terms of the merger agreement with Candid (the “Candid Merger Agreement”) and transactions contemplated by the Candid Merger Agreement (the “Candid Contemplated Transactions”) are fair to, advisable and in the best interests of Rallybio and its stockholders, (ii) approved and declared advisable the Candid Merger Agreement and the Candid Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Candid Merger Agreement, that Rallybio’s stockholders vote to approve the certain matters. The Rallybio Board also approved or ratified certain other actions to be taken by Rallybio in connection with the Candid Contemplated Transactions.

On March 1, 2026, the parties executed the Candid Merger Agreement, the support agreements, the lock-up agreements and the subscription agreement.

On the morning of March 2, 2026, Rallybio and Candid issued a joint press release announcing the Candid Contemplated Transactions.

On April 17, 2026, members of the Candid management team notified members of the Rallybio management team that Candid received an unsolicited proposal to acquire Candid. On April 19, 2026, Candid notified Rallybio that the Candid board of directors determined that such proposal constitutes, or is reasonably likely to result in, a Superior Offer (as defined in the Candid Merger Agreement).

On April 30, 2026, prior to obtaining the required Candid stockholder vote, the chief financial officer of Candid notified members of the Rallybio management team orally and in writing that Candid had received a bona fide acquisition proposal from UCB S.A. (“UCB”), to acquire all issued and outstanding shares of capital stock of Candid, which the Candid board of directors subsequently determined in good faith, after consultation with its outside financial advisors and outside legal counsel, was or was reasonably likely to result in, a Superior Offer (as defined in the Candid Merger Agreement), and that Candid intended to enter into discussions and negotiations with UCB in response to such bona fide acquisition proposal.

Later on April 30, 2026, the chief financial officer of Candid notified Dr. Uden that the Candid board had determined in good faith, after consultation with its outside legal counsel and financial advisor, that Candid intended to make a Candid board adverse recommendation change and the failure to do so would be inconsistent with the fiduciary duties of Candid to Candid’s stockholders under applicable law and requested that Rallybio waive the four- business day notice period prior to making such Candid board adverse recommendation change, and Rallybio’s three- business day match right.

Following receipt of such notice, Dr. Uden sent an email notifying the Rallybio Board of the Candid board of directors’ determination and request to waive the four- business day notice period prior to making such Candid board adverse recommendation change, and Rallybio’s three- business day match right. The Rallybio directors expressed their support for waiving the notice period, so long as Rallybio received the $50 million termination fee and Candid agreed to reimburse certain reasonable and documented out-of-pocket fees and expenses incurred by Rallybio in connection with the transaction.

On May 1, 2026, Rallybio, Candid and UCB negotiated and entered into the form and terms of a waiver agreement (the “Side Letter”) pursuant to which, Rallybio, Candid and UCB agreed, among other things, (a) Rallybio (i) waived certain rights under the Candid Merger Agreement related to the four-business day notice period and three-business day match right; (ii) agreed that the payment by Candid of a $50 million termination fee in accordance with the terms of the Candid Merger Agreement and the reimbursement of certain fees and expenses could be paid on the first business day after the termination of the Candid Merger Agreement; and (iii) subject to Rallybio receiving such fee and expense reimbursement, agreed to release all claims against Candid, UCB and their respective affiliates in respect of the Candid Merger Agreement and the Candid Contemplated Transactions and (b) Candid and UCB, on behalf of themselves and their respective affiliates, agreed to release Rally and its affiliates from all claims in respect of the Candid Merger Agreement and the Candid Contemplated Transactions.

On May 3, 2026, Candid terminated the Candid Merger Agreement concurrently with entering into a Permitted Alternative Agreement (as defined in the Candid Merger Agreement) with UCB, announced the termination, and in accordance with the terms of the Side Letter, on May 4, 2026 paid the $50 million termination and reimbursed certain fees and expenses incurred by Rallybio.

Following the announcement of the termination of the Candid Merger Agreement, Rallybio and Evercore received several unsolicited inquiries from third parties interested in a potential reverse merger transaction with Rallybio.

On May 4, 2026, the Rallybio Board held a meeting attended by representatives of management, Evercore and Ropes & Gray. Management and the Rallybio Board discussed the termination of the Candid Merger Agreement and potential paths forward for Rallybio, including remaining an independent company and continuing to develop RLYB116, winding down Rallybio’s operations and distributing cash to the Rallybio stockholders, and pursuing another reverse merger. Dr. Uden noted that several parties had inquired about a potential reverse merger transaction since the announcement of the termination. A representative of Evercore reviewed an illustrative financial analysis of Rallybio on a standalone basis. Mr. Lieber discussed the process and timeline for winding down Rallybio and the anticipated cash available for distribution to stockholders. The Rallybio Board discussed the alternatives and certain of the companies that had inquired about a potential reverse merger and determined that another reverse merger together with a distribution of substantially all of Rallybio’s cash seemed most likely to maximize value for Rallybio’s stockholders. The Rallybio Board directed management to prepare information about potential reverse merger alternatives and to engage with potential counterparties about their interest.

On May 5, 2026, Rallybio entered into a mutual confidentiality agreement with Avenzo, which did not include a standstill provision, to facilitate discussions about a potential reverse merger transaction. Avenzo’s chief executive officer had previously contacted a member of the Rallybio Board and representatives of Evercore to express interest in a potential transaction.

On May 7, 2026, Avenzo delivered a draft term sheet to Rallybio that ascribed a value of $12 million to Rallybio, which assumed that Rallybio would distribute all excess cash to its stockholders prior to the closing of a transaction and that Rallybio would issue a contingent value right to its pre-closing stockholders that would entitle such holders to a pro rata amount of any upfront, milestone or royalty payments received by the combined company upon divestiture of any of Rallybio’s legacy assets net of any reasonably incurred disposition costs. Based on these terms, Rallybio’s stockholders would own approximately 1.5% of the equity of the combined company following closing of the proposed merger and a contemplated concurrent $200 million financing (assuming Rallybio’s net cash at closing was $0). The term sheet also provided that the equity to be issued to Avenzo stockholders would be registered on a Form S-4 prior to closing; would require Rallybio’s stockholders to vote on the transaction unless the merger agreement was terminated prior to the stockholder meeting; and provided that the parties would agree to negotiate exclusively for 30 days.

Also on May 7, 2026, Rallybio entered into mutual confidentiality agreements with Party D and Party E, neither of which included a standstill provision, to facilitate discussions about a potential reverse merger transaction. Party D also delivered a draft term sheet following execution of the mutual confidentiality agreement on May 7, 2026, that ascribed a value of $8 million to Rallybio, which assumed that Rallybio would distribute all excess cash to its stockholders prior to the closing of a transaction. Based on these terms, Rallybio’s stockholders would own approximately 1.38% of the equity of the combined company following closing of the proposed merger and a contemplated concurrent $320 million financing.

On May 8, 2026, the Transaction Committee held a meeting attended by certain other directors and representatives of management, Evercore and Ropes & Gray. Management identified certain counterparties, including Avenzo, Party D and Party E, that seemed prepared to execute on a potential reverse merger transaction. Management also described certain criteria it was using to evaluate the proposals received, including the strength of their management team, their preparation for a potential concurrent financing, and their preparation to file an S-4 registration statement and proceed to closing. The Transaction Committee, management and representatives of Evercore discussed the potential counterparties and proposals received to date, as well as the potential to issue a dividend of Rallybio’s cash to its stockholders. Following discussion, the Transaction Committee directed Evercore to follow up with the potential counterparties that met management’s criteria and to direct such potential counterparties to deliver best-and-final term sheets with comparable terms.

Following the Transaction Committee meeting, Party E delivered a draft term sheet that ascribed a value of $65 million to Rallybio, assuming a Rallybio net cash position at close of $50 million. Based on these terms, Rallybio’s stockholders would own approximately 9.8% of the equity of the combined company following closing of the proposed merger and a contemplated concurrent $100 million financing.

Following receipt of Party E’s draft term sheet, representatives of Evercore and Avenzo discussed Avenzo’s proposed valuation of Rallybio and Avenzo’s progress on concurrent financing. Following the discussion, Avenzo submitted an updated term sheet that reflected a $15 million valuation for Rallybio, which would result in the pre-closing Rallybio stockholders owning approximately 1.9% of the stock of the combined company.

On May 9, 2026, representatives of Evercore and Party E discussed Party E’s proposed valuation of Rallybio and contemplated use of Rallybio cash, pre-closing. Following the discussion, on May 10, 2026, Party E delivered a revised draft term sheet that ascribed a value of $15 million to Rallybio, which assumed that Rallybio would distribute all excess cash to its stockholders prior to the closing of a transaction. Based on these terms, Rallybio’s stockholders would own approximately 2.4% of the equity of the combined company following closing of the proposed merger and a contemplated concurrent $100 million financing.

On May 12, 2026, Rallybio management, members of the Transaction Committee and representatives of Evercore met with Avenzo, Party D and Party E, respectively. During these meetings, management of the potential counterparties discussed their businesses, expected use of proceeds and their preparation for a potential transaction.

On May 13, 2026, the Rallybio Board held a meeting attended by representatives of management, Evercore and Ropes & Gray. A representative of Evercore described the process undertaken by management to evaluate the inquiries received by Rallybio following the termination of the Candid Merger Agreement, the terms of the term sheets received by Rallybio, and additional detail about the companies that had submitted term sheets. Representatives of management and Evercore provided their perspectives about the anticipated timelines and preparation for a transaction by each potential counterparty, which were also informed by management’s meetings with potential counterparties on May 12, 2026. The Rallybio Board asked questions and discussed the available alternatives and, following discussion, concluded that Avenzo was the best available alternative given its strong management team, existing demand for a financing by Avenzo, Avenzo’s preparation to complete a transaction and its valuation for Rallybio. The Rallybio Board discussed Avenzo’s proposed valuation for itself and directed representatives of Evercore to notify Avenzo that Rallybio would enter into exclusive negotiations for 20 days with Avenzo, so long as the valuation of Avenzo would be based on the pricing in the concurrent financing related to the reverse merger rather than a fixed amount determined in the term sheet.

Following the Rallybio Board meeting on May 13, 2026, representatives of Evercore contacted Avenzo to explain the Rallybio Board’s determination related to the valuation of Avenzo and duration of exclusivity to representatives of Avenzo’s management. Avenzo accepted the revised terms proposed by the Rallybio Board and the parties then signed a non-binding term sheet.

On May 14, 2026, the parties and their advisors commenced legal and business diligence and representatives of Ropes & Gray and Cooley, counsel to Avenzo, discussed process and documentation. In addition, Mr. Lieber discussed the potential transaction with Citizens, any potential conflicts that Citizens may have, and asked that, if requested by the Rallybio Board, Citizens provide the Rallybio Board an opinion about the fairness, from a financial point of view, of the Exchange Ratio. Representatives of Citizens agreed to complete the work necessary to determine if it would be able to deliver its opinion, and Rallybio provided diligence information requested by Citizens to complete its work.

On May 15, 2026, the placement agents for the Concurrent Financing began marketing the offering to potential investors on a confidential basis.

Between May 20, 2026 and May 30, 2026, Rallybio, Avenzo and their legal and financial advisors engaged in extensive negotiations regarding, and exchanged multiple drafts of, the proposed merger agreement and disclosure schedules for each of Rallybio and Avenzo, the contingent value rights agreement, and forms of support agreements and a lock-up agreement. The parties also negotiated the terms of documents related to the Concurrent Financing with the placement agents for such financing and their legal counsel. The negotiation of the merger agreement focused on, among other things, the following key terms:

∎	the timing and criteria for the potential dividends to be paid to Rallybio’s stockholders;

∎

the amounts payable upon termination of the agreement. After extensive negotiation, the parties agreed to a termination fee of $20 million payable by Avenzo in certain termination scenarios involving Avenzo entering into an alternative acquisition, with a reduced fee of $8 million payable by Avenzo for a termination under certain circumstances following the expiration of the end date, and a termination fee of $600,000 payable by Rallybio in specified circumstances; and

∎	certain of the closing conditions.

In the contingent value rights agreement, the parties negotiated, among other things, the following key terms:

∎	the inclusion of and threshold for any level of efforts required to divest Rallybio’s assets;

∎

the duration after the closing date of the Merger that such efforts obligations would last, which the parties finally agreed to be four months, but only with respect to counterparties with which Rallybio had been in discussions about a divestiture of assets prior to the closing; and

∎	the end date of the combined company’s obligations to make CVR payments to the CVR holders, which the parties agreed to be December 31, 2031.

On May 30, 2026, directors representing a quorum of the Rallybio Board met with members of Rallybio’s management and representatives of Citizens, Evercore and Ropes & Gray. At the meeting, a representative of Ropes & Gray reviewed the Rallybio directors’ fiduciary duties and the terms and conditions of the transaction documents, including the structure, closing conditions, interim operating covenants, representations and warranties, non-solicitation covenants, and termination rights and fees. Citizens, after confirming to the Rallybio Board that it had no conflicts related to the proposed transaction, then reviewed its financial analysis of the Exchange Ratio and delivered to the Rallybio Board its oral opinion, confirmed by delivery of a written opinion dated May 30, 2026, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Citizens in preparing its opinion, the Exchange Ratio to be paid by Rallybio is fair, from a financial point of view, to Rallybio, as more fully described below in the section titled “—Opinion of Citizens JMP Securities, LLC (Rallybio’s Financial Advisor).” Following discussions about the proposed transaction with Avenzo, including the potential merits and considerations for and against proceeding with it described further in the section titled “—Rallybio’s Reasons for the Merger,” the Rallybio Board (i) determined that the terms of the Merger Agreement, the Merger and the other Contemplated Transactions are fair to, advisable and in the best interests of Rallybio and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Contemplated Transactions, including the Merger and the issuance of shares of Rallybio Common Stock to the stockholders of Avenzo pursuant to the terms of the Merger Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that Rallybio’s stockholders vote to approve the Rallybio Stockholder Matters. The Rallybio Board also approved or ratified certain other actions to be taken by Rallybio in connection with the Contemplated Transactions.

On May 31, 2026, the Rallybio Board executed a unanimous written consent pursuant to which all of the members of the Rallybio Board (i) determined that the terms of the Merger Agreement, the Merger and the other Contemplated Transactions are fair to, advisable and in the best interests of Rallybio and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Contemplated Transactions, including the Merger and the issuance of shares of Rallybio Common Stock to the stockholders of Avenzo pursuant to the terms of the Merger Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that Rallybio’s stockholders vote to approve the Rallybio Stockholder Matters.

Later on May 31, 2026, the parties executed the Merger Agreement, the support agreement, the Lock-Up Agreements and the Subscription Agreements.

On the morning of June 1, 2026, Rallybio and Avenzo issued a joint press release announcing the Contemplated Transactions.

Rallybio’s Reasons for the Merger

In the course of its evaluation of the Merger, the Merger Agreement and the Contemplated Transactions, the Rallybio Board held numerous meetings, consulted with Rallybio management, its legal counsel and its financial advisors and reviewed and assessed a significant amount of information and, in reaching its decision to approve the Merger, the Merger Agreement and the Contemplated Transactions, the Rallybio Board considered the following factors, among others and not necessarily presented in any order of relative importance:

∎

Rallybio’s business, financial performance (both past and prospective) and its financial condition, results of operations (both past and prospective), market capitalization and the need for future capital, business and strategic objectives, as well as the risks of accomplishing those objectives, including if Rallybio were to remain an independent company;

∎

the possible alternatives to the Merger available to Rallybio, the range of possible benefits and risks to the Rallybio stockholders of those alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives, and the Rallybio Board’s assessment that the Merger presented a superior opportunity for Rallybio’s stockholders to any such alternatives;

∎

the Rallybio Board’s assessment of potential candidates for a strategic transaction, and in particular, the Rallybio Board’s view that Avenzo was the most attractive and promising candidate and the Rallybio Board’s belief that the Merger would create more value for Rallybio’s stockholders than any of the other proposals that the Rallybio Board had received or Rallybio could create as a standalone company;

∎	the process undertaken by the Rallybio Board in pursuit of a strategic transaction, including the proposed Merger, in each case considering the current market dynamics;

∎

the prospects of and risks associated with the other strategic candidates that had made proposals for a strategic transaction with Rallybio based on the business, scientific, regulatory, intellectual property, financial, accounting and legal due diligence conducted by the Rallybio management and Rallybio’s advisors;

∎

the Rallybio Board’s belief, based in part on the clinical and scientific diligence process conducted by Rallybio’s management and reviewed with the Rallybio Board, that Avenzo’s product candidates present a market opportunity with the potential to create meaningful value for the stockholders of the combined company and an opportunity for Rallybio’s stockholders to participate in the future potential growth of the combined company;

∎

the potential for Rallybio’s equityholders to receive certain cash payments following the Closing pursuant to the Rallybio CVR Agreement, which the Rallybio Board believed preserves for Rallybio’s existing equityholders the potential value from a sale or other disposition of Legacy Assets (as defined below) and obligates the combined company to use commercially reasonable efforts under certain circumstances following the Closing to pursue a disposition of such assets if Rallybio has not completed such a disposition prior to the Closing;

∎

the provision in the Merger Agreement requiring Rallybio to declare one or more Parent Distributions to holders of Rallybio Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Rallybio Common Stock outstanding as of each applicable record date, in an aggregate amount equal to the amount by which Rallybio Net Cash equals or exceeds $0, which the Rallybio Board believed would provide Rallybio’s pre-Closing stockholders with an opportunity to receive a return of substantially all of Rallybio’s available net cash in connection with the Merger while also preserving their ability to participate as stockholders of the combined company going forward;

∎

Rallybio’s current market capitalization and the potential dilution from any financings required to support its plans and objectives were it to remain an independent company, as well as well as the uncertainty regarding the availability of such financing on terms acceptable to Rallybio;

∎	financial market conditions at the time of the signing of the Merger Agreement, including market prices, volatility and trading information with respect to Rallybio Common Stock;

∎

the financial analysis presented by Citizens to the Rallybio Board on May 30, 2026 and Citizens’ opinion, dated May 30, 2026, to the Rallybio Board that, as of such date and based upon and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Exchange Ratio was fair, from a financial point of view, to Rallybio (as more fully described in the section titled “The Merger—Opinion of Rallybio’s Financial Advisor”);

∎

the strength of the balance sheet of the combined organization, which includes Avenzo’s anticipated cash and cash equivalents at closing, plus the aggregate commitment represented in the Concurrent Financing of approximately $215.0 million;

∎

the Rallybio Board’s belief that the terms of the Merger Agreement and the related agreements, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to close the Merger and the termination rights of the parties, are reasonable under the circumstances, including:

∎

the belief that, as a result of arm’s-length negotiations with Avenzo, Rallybio and its representatives negotiated the most favorable Exchange Ratio to which Avenzo was willing to agree, and that the other terms of the Merger Agreement include the most favorable terms to Rallybio in the aggregate to which Avenzo was willing to agree;

∎

the calculation of the Exchange Ratio, Rallybio Net Cash at the Closing and the estimated number of shares of Rallybio Common Stock to be issued in the Merger, and the fact that the relative valuation of Rallybio, and thus the relative percentage ownership of Rallybio’s stockholders immediately following the Closing, is subject to change based on the amount of Rallybio Net Cash at the Closing;

∎	the number and customary nature of the conditions to Rallybio’s and Avenzo’s respective obligations to complete the Merger and the likelihood that the Merger will be completed on a timely basis;

∎

the ability of Rallybio under the Merger Agreement to consider unsolicited acquisition proposals under certain circumstances and for the Rallybio Board to potentially change its recommendation in favor of such a proposal should Rallybio determine such proposal to constitute, or be reasonably likely to result in, a superior offer;

∎

the belief by the Rallybio Board of the reasonableness of the potential termination fee of $600,000 and related reimbursement of certain transaction expenses of up to $750,000, payable by Rallybio if the Merger Agreement is terminated in certain circumstances; and

∎

the belief by the Rallybio Board of the reasonableness of the potential termination fee of either $20 million or $8 million payable by Avenzo, depending on the circumstances of the termination, and related reimbursement of certain transaction expenses of up to $750,000, which could become payable if the Merger Agreement is terminated in certain circumstances, which the Rallybio Board believed would provide deterrence for competing acquisition proposals and provide Rallybio with compensation for the time, expense and disruption associated with negotiating the transaction if the Merger is not completed under such specified circumstances;

∎

the Lock-Up Agreements, pursuant to which certain executive officers, directors and stockholders of Avenzo have agreed not to transfer their shares of common stock of the combined company for the 180-day period after the effective time of the Merger;

∎

the Avenzo support agreements, pursuant to which certain stockholders of Avenzo, solely in their capacities as stockholders, have agreed, to execute a written consent or vote all of their shares of Avenzo Capital Stock in favor of the Merger and against any alternative acquisition proposals, and the fact that stockholders holding the necessary votes to adopt the Merger Agreement and approve the Merger have entered into Avenzo support agreements; and

∎

the Rallybio support agreements, pursuant to which certain stockholders of Rallybio, solely in their capacities as stockholders, have agreed, to vote all of their shares of Rallybio Common Stock in favor of the Proposals and against any alternative acquisition proposals.

In the course of its deliberations, the Rallybio Board also considered, among other things, a variety of risks and other countervailing factors related to entering into the Merger, the Merger Agreement and the Contemplated Transactions, including:

∎	the possibility that the Merger will not be consummated in a timely manner or at all;

∎

the potential adverse effect of the public announcement of the Merger on Rallybio’s business, including potential volatility of the trading price of Rallybio Common Stock following the announcement of the Merger;

∎

the possibility that any Legacy Assets remaining after the Closing will not be monetized and the consequential potential that Rallybio equityholders will not receive any consideration under the Rallybio CVRs and the Rallybio CVRs may otherwise expire valueless;

∎	the possibility that Avenzo will not be able to complete the Concurrent Financing on the terms or amounts contemplated or at all;

∎

the fact that certain provisions of the Merger Agreement could have the effect of discouraging competing proposals involving Rallybio, including the restrictions on Rallybio’s ability to solicit alternative acquisition proposals;

∎

the fact that under certain circumstances Rallybio may be required to pay to Avenzo a termination fee of $600,000 and/or an expense reimbursement of up to $750,000, and the potential effects of such termination fee and/or expense reimbursement;

∎

the provisions of the Merger Agreement that permit the Avenzo Board, subject to specified conditions, to consider and engage with third parties regarding alternative acquisition proposals and to change its recommendation if the Avenzo Board determines that such proposal constitutes, or is reasonably likely to result in, a superior offer;

∎

the strategic direction of the combined company following the completion of the Merger, which will be determined by the combined company’s board, which will not include a representative of the current Rallybio Board, and the combined company’s management, which is not expected to include any current Rallybio officers;

∎

the nature of Avenzo’s product candidates and the risks and uncertainties associated with development and commercialization of Avenzo’s product candidates, including that such product candidates may not generate acceptable clinical data in the future or be successfully developed into products that are marketed and sold, as well as other scientific, technical and regulatory risks and uncertainties;

∎

the substantial fees and expenses incurred or that may be incurred by Rallybio or the combined company associated with completing the Merger, including the costs associated with any potential transaction related litigation;

∎	the possibility of disruptive stockholder demands or litigation following announcement of the Merger;

∎

the risk that the Merger may not be completed despite the parties’ efforts or that the Closing may be unduly delayed and the effects on Rallybio as a standalone company because of such failure or delay, including that a more limited range of alternative strategic transactions may be available to Rallybio in such an event and that Rallybio may experience additional significant challenges associated with its need to raise additional capital through the public or private sale of equity securities;

∎

the fact that under certain circumstances, Rallybio will not be entitled to receive a termination fee from Avenzo even in the event that the Merger is not consummated as a result of circumstances which are not under Rallybio’s control;

∎	the dilution to the existing stockholders of Rallybio upon the consummation of the Merger;

∎

the possibility that Rallybio Net Cash, as more fully described below under the caption “The Merger Agreement—Calculation of Rallybio Net Cash” in this proxy statement/prospectus, may be lower at the determination time than currently anticipated, which would reduce the relative percentage ownership of Rallybio’s existing equityholders in the combined company; and

∎	the various other risks associated with the combined company and the Merger, including those described in the section entitled “Risk Factors” in this proxy statement/prospectus.

In light of the variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Rallybio Board did not find it useful or practicable to and did not attempt to, quantify, assign or rank any relative or specific weights to the various factors that it considered in reaching its determination that the Merger, the Merger Agreement and the Contemplated Transactions are advisable and in best interests of Rallybio and Rallybio’s stockholders. In addition, the Rallybio Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Rallybio Board, but rather the Rallybio Board conducted an overall analysis of the factors described above, including discussions with and questioning of Rallybio management and representatives of Rallybio’s legal and financial advisors.

Avenzo’s Reasons for the Merger

The following discussion sets forth material factors considered by the Avenzo Board in reaching its determination to approve the terms and authorize the execution of the Merger Agreement for the purpose of implementing the Merger and to approve the Concurrent Financing; however, it may not include all of the factors considered by the Avenzo Board. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement and the Concurrent Financing, the Avenzo Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Avenzo Board viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

In the course of reaching its decision to approve the Merger and the Concurrent Financing, the Avenzo Board held meetings and conducted discussions, consulted with Avenzo’s senior management, legal counsel and financial advisors, and considered a wide variety of factors in connection with its evaluation of the Merger Agreement and Concurrent Financing. Ultimately, the Avenzo Board concluded that a merger with Rallybio, together with the Concurrent Financing, was the best option to access the liquidity and capital-raising opportunities of the public markets and obtain capital to support the advancement of Avenzo’s pipeline and the operations of the combined company.

Additional factors the Avenzo Board considered included, among others, the following (which factors are not necessarily presented in any order of relative importance):

∎	the historical and current information concerning Avenzo’s business, including its financial performance and condition, operations, management, competitive position and clinical data;

∎

Avenzo’s prospects if it were to remain an independent privately held company, including its need to obtain additional financing and the terms on which it would be able to obtain such financing, if at all;

∎	the Concurrent Financing will generate substantial capital resources to fund the combined company through 2028;

∎	the potential benefits from increased public awareness of Avenzo and its pipeline;

∎

the Avenzo Board’s belief that, after reviewing various financing options to enhance stockholder value, the Merger and Concurrent Financing represented the most favorable alternative reasonably available to Avenzo;

∎

the cash resources of the combined company expected to be available upon the closing of the Concurrent Financing and consummation of the Merger (including the ability to support Avenzo’s current and planned clinical trials and operations through 2028);

∎	the access, as a public company, to a broader range of investors to support the development of Avenzo’s product candidates than if Avenzo continued to operate as a privately held company;

∎	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

∎

the expectation that the Merger with Rallybio, together with the funding committed in the Concurrent Financing, would be a higher probability and more efficient means to access capital than other potential options considered, including an IPO;

∎	the expectation that substantially all of Avenzo’s employees, including its management, will serve in similar roles at the combined company;

∎	the Avenzo Board’s fiduciary duties to Avenzo stockholders;

∎	the terms and conditions of the Merger Agreement, including, without limitation, the following:

∎

the determination that the expected relative percentage ownership of Rallybio equityholders and Avenzo equityholders in the combined company was appropriate, based on Avenzo’s Board’s judgment and assessment of the approximate valuations of Rallybio (assuming Rallybio Net Cash of $0) and Avenzo (including the value of the amount of proceeds from the Concurrent Financing);

∎

the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the Avenzo stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes with respect to the Merger;

∎

the rights of the Avenzo Board under the Merger Agreement to consider certain bona fide unsolicited acquisition proposals, and, subject to specified conditions, to change its recommendation to approve the Merger and enter into a permitted alternative acquisition transaction, under certain circumstances should the Avenzo Board determine such acquisition proposal constitutes, or is reasonably likely to result in, a superior offer;

∎	the limited number and nature of the conditions of Rallybio’s obligation to consummate the Merger;

∎

the conditions to Avenzo’s obligation to consummate the Merger that Rallybio’s net cash at Closing (after giving effect to the payment of any Parent Distribution, including any amounts intended to be declared as a Parent Distribution or declared and unpaid) must be at least greater than an amount equal to $500,000 below $0;

∎

the conclusion of the Avenzo Board that the potential termination fees payable by each of Rallybio or Avenzo to the other party (which the Avenzo Board evaluated together with the other deal protection provisions in the Merger Agreement), and the specific circumstances when such fees may be payable, were appropriate in light of the circumstances of the transaction, including the Avenzo Board’s continued ability, subject to specified conditions, to consider and respond to alternative acquisition proposals and enter into a permitted alternative acquisition transaction; and

∎

the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

∎

the fact that shares of Rallybio Common Stock issued to Avenzo stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Avenzo stockholders who are not affiliates of Avenzo and who are not parties to the Lock-Up Agreements;

∎

the support agreements, pursuant to which certain directors, officers and stockholders of Rallybio and Avenzo, respectively, have agreed, solely in their capacity as stockholders of Rallybio and Avenzo, respectively, to vote all of their shares of Rallybio Common Stock or Avenzo Capital Stock, respectively, in favor of the adoption and approval of the Merger Agreement;

∎	the anticipated Nasdaq listing of the combined company’s common stock and the adoption of the name “Avenzo Therapeutics, Inc.” for the combined company;

∎

the availability of appraisal rights under Section 262 of the DGCL, which permits holders of Avenzo Capital Stock who properly exercise such rights to seek judicial determination of the fair value of their shares of Avenzo Capital Stock; and

∎	the likelihood that the Merger will be consummated on a timely basis.

The Avenzo Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

∎	the risk that the potential benefits of the Merger may not be realized;

∎

the risk that the Merger might not be consummated in a timely manner or at all, including as a result of the failure of Rallybio to obtain the required Rallybio stockholder vote or the failure of Avenzo to obtain the required Avenzo stockholder vote, and the potential adverse effect on the reputation of Avenzo and its ability to obtain future financing if the Merger and Concurrent Financing are not completed;

∎

the risk that future sales of common stock by existing Rallybio stockholders may cause the price of Rallybio Common Stock to fall, thus reducing the value of Rallybio Common Stock received by Avenzo stockholders in the Merger;

∎

the size of the termination fees payable by Avenzo to Rallybio upon the occurrence of certain events, and the potential effect of such termination fees in deterring potential acquirers from proposing an alternative transaction that may be more advantageous to Avenzo stockholders;

∎

the Exchange Ratio used to establish the number of shares of Rallybio Common Stock to be issued to Avenzo stockholders in the Merger is fixed, except for adjustments due to Rallybio’s Net Cash, the amount of proceeds received by Avenzo in the Concurrent Financing and changes in the parties’ outstanding capital stock at Closing, and thus the relative percentage ownership of Rallybio stockholders and Avenzo stockholders in the combined company immediately following the consummation of the Merger is similarly fixed;

∎

the possibility that Rallybio could under certain circumstances consider bona fide unsolicited acquisition proposals the Rallybio Board deems to be superior to the Merger Agreement or change its recommendation to approve the Merger Agreement upon certain events;

∎	the expenses incurred and anticipated to be incurred in connection with the Merger and related administrative costs associated with combining the organizations;

∎	the additional costs and compliance obligations Avenzo will incur that are associated with operating as a public company following the consummation of the Merger;

∎	the fact that Rallybio’s representations and warranties in the Merger Agreement do not survive the Closing, and the potential risk of liabilities that may arise after the Closing; and

∎	various other risks associated with the combined company and the Merger, including the risks described in the section titled “Risk Factors” of this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but is believed to include a summary of all of the material factors considered by the Avenzo Board in its consideration of the Merger Agreement, the Concurrent Financing, and the various transactions contemplated thereby. After conducting an overall analysis of these and other factors, including thorough extensive discussions with Avenzo’s senior management and outside advisors, the Avenzo Board concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. Based on this overall analysis of the factors described above, the Avenzo

Board unanimously approved the Merger Agreement, the Merger, the Concurrent Financing and the other transactions contemplated by the Merger Agreement.

Opinion of Citizens JMP Securities, LLC (Rallybio’s Financial Advisor)

Introduction

Rallybio retained Citizens as a financial advisor in connection with the Merger. In connection with this engagement, the Rallybio Board requested that Citizens evaluate the fairness, from a financial point of view, to Rallybio of the Exchange Ratio to be paid by Rallybio pursuant to the terms of the Merger Agreement. On May 30, 2026, Citizens delivered to the Rallybio Board its written opinion that, as of such date and based upon and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Exchange Ratio to be paid by Rallybio pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to Rallybio. The full text of the written opinion of Citizens, which describes the assumptions made and the qualifications and limitations upon the review undertaken by Citizens in preparing its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference.

The summary of the written opinion of Citizens set forth below is qualified in its entirety by the full text of the written opinion attached hereto as Annex B. Citizens’ financial advisory services and opinion were provided for the information and assistance of the Rallybio Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Rallybio Board’s consideration of the Merger, and the opinion of Citizens addressed only the fairness, from a financial point of view, as of the date thereof, to Rallybio of the Exchange Ratio to be paid by Rallybio pursuant to the terms of the Merger Agreement. The opinion of Citizens did not address any other term or aspect of the Merger Agreement or the Merger and did not and does not constitute a recommendation to any stockholder of Rallybio or Avenzo as to whether or how such stockholder should vote with respect to the Merger or otherwise act with respect to the Merger or any other matter.

The full text of the written opinion of Citizens should be read carefully in its entirety for a description of the assumptions made and the qualifications and limitations upon the review undertaken by Citizens in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Citizens reviewed, among other things:

∎	certain publicly available financial statements and certain other business and financial information relating to Rallybio;

∎	the historical trading prices and trading activity for Rallybio Common Stock;

∎	certain financial and operating data concerning Avenzo prepared by the management of Avenzo;

∎

publicly available market capitalization data regarding companies in the biotechnology industry that Citizens believed to be comparable in certain respects to Avenzo, and publicly available financial terms of certain initial public offerings involving companies in the biotechnology industry that Citizens believed to be comparable in certain respects to Avenzo; and

∎	the draft of the Merger Agreement, dated May 29, 2026, and certain related documents.

Citizens also participated in discussions with members of the senior management of Rallybio and Avenzo and their respective advisors and representatives. Citizens also performed such other analysis and considered such other factors as Citizens deemed appropriate.

Citizens assumed and relied, without independent verification, upon the accuracy and completeness of all information and data that was publicly available or furnished to or otherwise reviewed by or discussed with Citizens and relied upon the assurance of the management of Rallybio and Avenzo that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. The Rallybio Board was aware that neither Rallybio’s nor Avenzo’s management provided Citizens with, and Citizens did not otherwise have access to, financial forecasts regarding Rallybio’s or Avenzo’s business. Accordingly, Citizens did not perform a discounted cash flow analysis with respect to Rallybio or Avenzo. In addition, with Rallybio’s consent, Citizens did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Rallybio or Avenzo, nor was Citizens furnished with any such evaluation or appraisal, and Citizens was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Rallybio or Avenzo.

Citizens was advised that, given that Rallybio’s assets and liabilities are comprised of cash (net of liabilities) and the Legacy Assets (which currently are contemplated to be disposed) and that Rallybio is not expected to have any continuing business operations on a standalone basis other than those incidental to Rallybio’s status as a publicly traded company, the management of Rallybio has not prepared financial forecasts relating to Rallybio. Accordingly, Citizens did not perform a financial analysis of Rallybio, the Legacy Assets or the Rallybio CVRs, and did not ascribe any value to the Legacy Assets or the Rallybio CVRs. Citizens assumed the equity value of Rallybio to be $15.0 million, and Rallybio Net Cash at Closing to be $0, in each case as directed by the Rallybio Board.

Citizens assumed that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. Citizens assumed that the final form of the Merger Agreement will not vary materially from the last draft Merger Agreement reviewed by it and that the Merger will be consummated substantially on the terms described therein, without any amendment or waiver of material terms or conditions. Citizens also assumed that all necessary governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that in the course of obtaining those consents and approvals no costs or restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger. Citizens relied on the assessments of Avenzo’s management as to, among other things, Avenzo’s product pipeline, future products, technology and intellectual property, including the viability of and risks associated therewith.

Citizens is not a legal, tax or regulatory advisor and relied upon, without independent verification, the assessment of Rallybio and Avenzo and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Citizens is not in the business of appraising tangible assets and did not make any independent valuation or appraisal of any or all of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Rallybio or Avenzo, nor was it furnished with any such valuations or appraisals. In addition, Citizens did not evaluate the solvency of any party to the Merger Agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters. Citizens’ opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Citizens as of, the date thereof. Events occurring after such date may affect such opinion and the assumptions used in preparing it, and Citizens did not and does not assume any obligation to update, revise or reaffirm such opinion.

Citizens was not requested to consider, and Citizens’ opinion did not address, Rallybio’s underlying business decision to enter into the Merger Agreement and pursue the Merger, or the relative merits of the Merger as compared to any alternative business strategies that might exist for Rallybio or the effect of any other transaction in which Rallybio might engage. Citizens was not requested to consider, and its opinion did not and does not address, the non-financial terms of the Merger Agreement or the Merger, including, without limitation, the structure or form of the Merger, nor was Citizens asked to address the terms of any related transactions to be entered into by the parties, including, without limitation, the Rallybio CVRs and the Concurrent Financing, or the fairness of the Merger or any other term or aspect of the Merger to, or any consideration to be received in connection therewith by, or the impact of the Merger on, the holders of any class of securities, creditors or other constituencies of Rallybio or any other party. Citizens’ opinion was limited to and addressed only the fairness, from a financial point of view, as of the date thereof, to Rallybio of the Exchange Ratio to be paid by Rallybio pursuant to the terms of the Merger Agreement. Furthermore, Citizens expressed no opinion with respect to the amount or nature of any compensation to be paid to any officers, directors or employees of any party to the Merger, or any class of such persons, relative to the Merger Consideration or otherwise, or with respect to the fairness of any such compensation.

Citizens’ opinion was given at the request of, and is intended for the benefit and use of, the Rallybio Board in connection with its consideration of the Merger, and it is not intended to be and does not constitute a recommendation to any equityholder of Rallybio as to how such equityholder should vote or act on any matter relating to the Merger. Citizens’ opinion was authorized by its fairness opinion review committee.

Summary of Financial Analysis

The following is a summary of the material financial analyses prepared by Citizens and reviewed with the Rallybio Board in connection with its opinion, which was delivered to the Rallybio Board on May 30, 2026. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Citizens, nor does the order of the analyses described below represent the relative importance or weight given to those analyses by Citizens. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Citizens did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Accordingly, Citizens believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Citizens’ financial analyses and its opinion.

Analyses relating to the value of Avenzo do not purport to be appraisals or reflect the prices at which Avenzo may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 29, 2026, and is not necessarily indicative of current market conditions.

Citizens’ financial analyses and opinion were only one of many factors taken into consideration by the Rallybio Board in its evaluation of the Merger, as described under “The Merger—Rallybio’s Reasons for the Merger.” Consequently, the analyses described below should not be viewed as determinative of the views of the Rallybio Board or management of Rallybio with respect to the Exchange Ratio or as to whether the Rallybio Board would have been willing to determine that a different Exchange Ratio was fair. The Exchange Ratio, as well as the type of consideration payable in the Merger, was determined through arm’s-length negotiations between Rallybio and Avenzo and was approved by the Rallybio Board. Citizens did not recommend any specific Exchange Ratio or other financial terms to Rallybio or the Rallybio Board or that any specific Exchange Ratio or other financial terms constituted the only appropriate consideration for the Merger.

In preparing its analysis, Citizens took into account that the Exchange Ratio is calculated in part by attributing equity value to Rallybio, which it assumed to be $15.0 million, and by Rallybio Net Cash at Closing, which it assumed to be $0 in each case as directed by Rallybio’s board of directors. Further, Citizens was advised that the Legacy Assets are contemplated to be disposed for the benefit of holders of Rallybio Common Stock prior to the consummation of the Merger, who will receive contingent value rights relating to the net proceeds received from any disposition or commercialization thereof occurring within a specified disposition period, and that Rallybio is not expected to have any continuing business operations on a standalone basis other than those incidental to Rallybio’s status as a publicly traded company. Therefore, Citizens did not ascribe any value to the Legacy Assets or the Rallybio CVRs.

As the Rallybio Board was aware, neither Rallybio’s nor Avenzo’s management provided Citizens with, and Citizens did not otherwise have access to, financial forecasts regarding Rallybio’s or Avenzo’s businesses. Accordingly, Citizens did not perform discounted cash flow analyses with respect to Rallybio or Avenzo.

Avenzo Valuation Analysis—Selected Biopharma Public Companies

Citizens reviewed publicly available information relating to the market capitalization of U.S.-listed, publicly-traded biopharmaceutical companies whose lead product was in Phase 1 or Phase 1/2 of clinical development, focused on oncology indications. The companies meeting these criteria were:

	EQUITY VALUE(1)	ENTERPRISE VALUE(1)	ADJ. EQUITY VALUE(2)	ADJUSTED EQUITY VALUE W/ 25% ILLIQUIDITY DISCOUNT(2)	LEAD ASSET
COMPANY					NAME	INDICATION	STAGE
Erasca	$4,488	$4,126	$4,270	$3,416	ERAS-0015	RAS-mutant solid tumors	Phase 1
Tango Therapeutics	3,631	3,284	3,428	2,742	Vopimetostat	Pancreatic, lung, other non-CNS cancer	Phase 1/2
Monte Rosa Therapeutics	2,191	1,559	1,703	1,362	MRT-2359	AR-mutant mCRPC	Phase 1/2
Aktis Oncology	1,239	712	856	685	AKY-1189	Nectin-4 expressing solid tumors	Phase 1b
Adlai Nortye	897	617	761	609	AN9025	RAS-addicted tumors	Phase 1
Crescent Biopharma	771	583	727	582	CR-001	NSCLC and other solid tumors	Phase 1/2
CytomX Therapeutics	800	456	600	480	Varseta-M	Metastatic colorectal cancer	Phase 1
BridgeBio Oncology Therapeutics	727	340	484	387	BBO-8520	KRAS mutant NSCLC	Phase 1a/1b
Sutro Biopharma	497	309	453	362	STRO-004	TF-expressing solid tumors	Phase 1/1b
Whitehawk Therapeutics	454	248	392	313	HWK-007	PTK7-expressing solid tumors	Phase 1

Citizens noted that although such companies had certain financial and operating characteristics that could be considered similar to those of Avenzo, none of the companies had the same management, make-up, technology, size or mix of businesses as Avenzo and, accordingly, there were inherent limitations on the applicability of such companies to the valuation analysis of Avenzo.

Citizens calculated the aggregate enterprise value of each of these companies based upon the closing price of the common stock of each such company on May 29, 2026 and the fully-diluted number of shares outstanding, using the treasury stock method. Citizens then added Avenzo’s estimated net cash of $144 million and applied a 25% illiquidity discount to reach an adjusted equity value for Avenzo of between $411 million and $1,193 million at the 25th and 75th percentiles, respectively, of the valuation of comparable publicly traded companies, which implied an exchange ratio of between 0.6654x and 1.8209x at such respective percentiles, as compared to the assumed exchange ratio of 0.5020x (which does not give effect to the reverse stock split).

The results of this analysis are summarized as follows:

	ENTERPRISE VALUE	ADJ. EQUITY VALUE	ADJUSTED EQUITY VALUE W/25% ILLIQUIDITY DISCOUNT
	(In millions)	(In millions)	(In millions)
25th Percentile	$369	$513	$411
75th Percentile	$1,347	$1,491	$1,193

Avenzo Valuation Analysis—Selected Biopharma Initial Public Offerings

Citizens reviewed publicly available information relating to the U.S.-listed initial public offerings completed since September 4, 2020 for biopharmaceutical companies whose lead product at the time of its IPO was in Phase 1 through Phase 1/2 of clinical development, focused on oncology indications. These initial public offerings are listed below:

		LEAD ASSET (AT IPO)			PRE-MONEY EQUITY VALUE(1)	PRE-MONEY ENTERPRISE VALUE(1)
COMPANY	IPO DATE	NAME	INDICATION	STAGE
Aktis Oncology	01/08/26	AKY-1189	Nectin-4 expressing solid tumors	Phase 1b	$701	$455
Bicara Therapeutics	09/12/24	ficerafusp alfa	EGFR solid tumors	Phase 1/1b	$707	$503
Boundless Bio	03/27/24	BBI-355	Oncogene amplified tumors	Phase 1/2	$296	$175
Erasca	07/15/21	ERAS-007	Solid tumors	Phase 1b/2	$1,768	$1,551
Bolt Biotherapeutics	02/04/21	BDC-1001	HER2 solid tumors	Phase 1/2	$527	$437
Cullinan Therapeutics	01/07/21	CLN-081	NSCLC	Phase 1/2a	$697	$477
Olema Pharmaceuticals	11/18/20	OP-1250	Breast cancer	Phase 1/2	$560	$432
PMV Pharmaceuticals	09/24/20	PC14586	Tumor agnostic	Phase 1/2 Ready	$528	$372

Citizens noted that although such companies had certain financial and operating characteristics that could be considered similar to those of Avenzo, none of the companies had the same management make-up, technology, size or mix of businesses as Avenzo and, accordingly, there were inherent limitations on the applicability of such companies to the valuation analysis of Avenzo. Citizens also noted that market conditions have varied over the precedent time periods.

Citizens calculated a pre-money enterprise valuation for these companies and added Avenzo’s estimated net cash of $144 million to reach an adjusted pre-money equity value for Avenzo of between $561 million and $627 million at the 25th and 75th percentiles, respectively, of the valuation of comparable IPO transactions, which implied an exchange ratio of between 0.8877x and 0.9856x at such respective percentiles, as compared to the assumed exchange ratio of 0.5020x (which does not give effect to the reverse stock split).

The results of this analysis are summarized as follows:

	PRE-MONEY ENTERPRISE VALUE	ADJ. PRE-MONEY EQUITY VALUE
	(In millions)	(In millions)
25th Percentile	$417	$561
75th Percentile	$483	$627

Avenzo Valuation Analysis—Selected Biopharma Initial Public Offering Step-Ups

Citizens reviewed publicly available information relating to step-up multiples for U.S.-listed initial public offerings since September 2020 for biopharmaceutical companies whose lead product at the time of its IPO was in Phase 1 through Phase 1/2 of clinical development, focused on oncology indications. The step-up multiple was derived by dividing the IPO price per share by the price per share of the last financing round prior to IPO. These initial public offerings are listed below:

		LEAD ASSET (AT IPO)			PRE-MONEY EQUITY VALUE(1)	STEP-UP MULTIPLE TO IPO
COMPANY	IPO DATE	NAME	INDICATION	STAGE
Aktis Oncology	01/08/26	AKY-1189	Nectin-4 expressing solid tumors	Phase 1b	$701	1.2x
Bicara Therapeutics	09/12/24	ficerafusp alfa	EGFR solid tumors	Phase 1/1b	$707	1.4x
Boundless Bio	03/27/24	BBI-355	Oncogene amplified tumors	Phase 1/2	$296	1.2x
Erasca	07/15/21	ERAS-007	Solid tumors	Phase 1b/2	$1,768	1.8x
Bolt Biotherapeutics	02/04/21	BDC-1001	HER2 solid tumors	Phase 1/2	$527	2.2x
Cullinan Therapeutics	01/07/21	CLN-081	NSCLC	Phase 1/2a	$697	1.5x
Olema Pharmaceuticals	11/18/20	OP-1250	Breast cancer	Phase 1/2	$560	1.7x
PMV Pharmaceuticals	09/24/20	PC14586	Tumor agnostic	Phase 1/2 Ready	$528	1.4x

Citizens noted that, although such companies had certain financial and operating characteristics that could be considered similar to those of Avenzo, none of the companies had the same management make-up, technology, size or mix of businesses as Avenzo and, accordingly, there were inherent limitations on the applicability of such companies to the valuation analysis of Avenzo. Citizens also noted that market conditions have varied over the precedent time periods.

Citizens calculated the step-up multiple of each of these companies and applied these multiples to Avenzo’s Series B post-money valuation of $590 million to arrive at an adjusted pre-money valuation range for Avenzo of between $780 million and $1,022 million at the 25th and 75th percentiles, respectively, of the valuation of comparable step-up transactions, which implied an exchange ratio of between 1.2109x and 1.5686x at such respective percentiles, as compared to the assumed exchange ratio of 0.5020x (which does not give effect to the reverse stock split).

The results of this analysis are summarized as follows:

	STEP-UP MULTIPLE TO IPO	IMPLIED AVENZO PRE-MONEY VALUATION
		(In millions)
25th Percentile	1.3x	$780
75th Percentile	1.7x	$1,022

General

Citizens, as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of securities, private placements and valuations for estate, corporate and other purposes.

Citizens did not have a material relationship with, or otherwise receive fees from, Rallybio or Avenzo during the two years preceding the date of its opinion, other than its provision of ordinary course equity research coverage of Rallybio, except for its provision of a fairness opinion to the Rallybio Board in connection with the Candid Merger Agreement, which was subsequently abandoned, for which Citizens received a fee. Consistent with applicable legal and regulatory requirements,

Citizens has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Citizens’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Rallybio or the Merger that differ from the views of its investment banking personnel.

In the ordinary course of its trading, brokerage, investment management and financing activities, Citizens may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities of parties to the Merger or other companies or any currency that may be involved in the Merger. In the future, Citizens may maintain other relationships with, and provide advisory and other services to the Avenzo, Rallybio and their respective affiliates, and may receive fees for providing such services.

The Rallybio Board selected Citizens to act as Rallybio’s financial advisor based on Citizens’ qualifications, reputation, experience and expertise in the biopharmaceuticals industry, its knowledge of and involvement in recent transactions in the biopharmaceutical industry, and its relationship and familiarity with Rallybio and its business. Citizens is an internationally recognized investment banking firm that has substantial experience in transactions similar to this transaction.

In connection with Citizens’ services as a financial advisor to Rallybio, Rallybio has agreed to pay Citizens a fee of $750,000, which became payable upon the rendering by Citizens of its opinion on May 30, 2026. In addition, Rallybio agreed to reimburse certain of Citizens’ expenses arising, and to indemnify Citizens against certain liabilities that may arise, out of Citizens’ engagement. The terms of the fee arrangements between Citizens and Rallybio, which are customary in transactions of this nature, were negotiated at arm’s-length between Citizens and Rallybio, and the Rallybio Board was aware of these arrangements.

Certain Disclosures Regarding Evercore Group L.L.C. (Rallybio’s Financial Advisor)

Evercore has acted as financial advisor to the Rallybio Board in connection with the Merger. Pursuant to the terms of Evercore’s engagement letter with Rallybio, Rallybio has agreed to pay Evercore a fee for its services in the amount of approximately $2.25 million, which will be payable contingent upon the consummation of the Merger. Rallybio has also agreed to reimburse Evercore’s expenses and to indemnify Evercore against certain liabilities arising out of the engagement.

During the two-year period ending on May 28, 2026, Evercore and its affiliates have been engaged to provide financial advisory or other services to Rallybio and have earned investment banking fees of between $1 million and $5 million from Rallybio during such period. In addition, during the two-year period ending on May 28, 2026, Evercore and its affiliates have not been engaged to provide financial advisory or other services to Avenzo and have not received any compensation from Avenzo during such period. Evercore may provide financial advisory or other services to Rallybio and Avenzo in the future, and in connection with any such services Evercore may receive compensation.

Evercore and its affiliates engage in a wide range of activities for their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore its affiliates and/or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to Rallybio, Avenzo, potential parties to the Merger and/or any of their respective affiliates or persons that are competitors, customers or suppliers of Rallybio or Avenzo.

Interests of Rallybio’s Directors and Executive Officers in the Merger

In considering the recommendation of the Rallybio Board with respect to issuing shares of Rallybio Common Stock in the Merger and other matters to be acted upon by the Rallybio stockholders at the Rallybio annual meeting, the Rallybio stockholders should be aware that Rallybio’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Rallybio stockholders generally. The Rallybio Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Rallybio stockholders approve the proposals to be presented to the Rallybio stockholders for consideration at the Rallybio annual meeting as contemplated by this proxy statement/prospectus. These interests include the following:

∎	Under the Merger Agreement, Rallybio’s directors and executive officers are entitled to continued indemnification, expense advancements and insurance coverage;

∎

In connection with the Merger, each option to purchase Rallybio Common Stock, restricted stock unit with respect to Rallybio Common Stock and performance-based stock unit with respect to Rallybio Common Stock held by Rallybio’s directors and executive officers as of the Effective Time will vest in full upon the Closing; and

∎

Each Rallybio executive officer may be eligible to receive enhanced severance benefits pursuant to their respective employment agreements with Rallybio in the event of a qualifying termination of employment following the Merger.

These interests are discussed in more detail below.

Treatment of Shares of Rallybio Common Stock

Each share of Rallybio Common Stock issued and outstanding at the time of the Merger will remain issued and outstanding, and, subject to the proposed reverse stock split, will be unaffected by the Merger. Rallybio’s directors and executive officers will continue to hold their existing shares of Rallybio Common Stock following the consummation of the Merger. In addition, holders of Rallybio Common Stock as of the close of business on the last business day prior to the day on which the Effective Time occurs will receive one Rallybio CVR for each outstanding share of Rallybio Common Stock held by such holder on such date (as described in more detail in the section titled “Agreements Related to the Merger—Rallybio Contingent Value Rights Agreement”). For more information regarding the beneficial ownership of Rallybio Common Stock by Rallybio’s directors and executive officers, see the section titled “Principal Stockholders of Rallybio” of this proxy statement/prospectus. As of June 30, 2026, the directors and executive officers of Rallybio and their affiliates beneficially owned, in the aggregate, approximately 30.8% of the outstanding shares of Rallybio Common Stock (including shares issuable upon exercise of stock options exercisable within 60 days of such date).

The following table sets forth, for each Rallybio director and executive officer, the number of shares of Rallybio Common Stock beneficially owned as of June 30, 2026, as well as the number of shares of Rallybio Common Stock held directly (excluding shares issuable upon exercise of stock options exercisable within 60 days of such date and shares held through affiliated investment funds):

NAME	SHARES OF COMMON STOCK BENEFICIALLY OWNED (#)(1)	SHARES OF COMMON STOCK HELD DIRECTLY (EXCLUDING OPTIONS) (#)(2)
Stephen Uden, M.D.	182,479	93,164
Jonathan I. Lieber, M.B.A	48,815	4,740
Steven Ryder, M.D.(3)	—	—
Martin Mackay, Ph.D.	184,864	91,808
Helen M. Boudreau, M.B.A.	13,900	2,980
Wendy Chung, M.D., Ph.D.	11,713	—
Robert Hopfner, R.Ph., Ph.D., M.B.A.	321,476	—
Ronald M. Hunt, M.B.A.	446,422	—
Lucian Iancovici, M.D.	—	—
Hui Liu, Ph.D., M.B.A.	20,961	—
Christine A. Nash, M.B.A.	11,200	—
Paula Soteropoulos	14,573	2,982
All directors and executive officers as a group (12 persons)	543,123	195,674

(1)	Includes shares of Rallybio Common Stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2026, and, in the case of Dr. Hopfner and Mr. Hunt, shares held through affiliated investment funds (Pivotal bioVenture Partners and New Leaf Venture Partners, respectively). See “Principal Stockholders of Rallybio” for additional information regarding beneficial ownership.

(2)	Represents shares of Rallybio Common Stock held directly, excluding shares issuable upon exercise of stock options exercisable within 60 days and shares held through affiliated investment funds. No restricted stock units are included in the table above.

(3)	Dr. Ryder separated from Rallybio on March 31, 2026.

Treatment of Rallybio Equity Awards

Pursuant to the Merger Agreement, before the Effective Time, Rallybio is required to take all actions necessary to provide that all Rallybio Stock Awards (as defined in the Merger Agreement, which includes all outstanding options to purchase Rallybio Common Stock, restricted stock units and performance-based restricted stock units granted under the Rallybio Corporation 2021 Equity Incentive Plan (the “2021 Plan”)) shall be fully vested as of the Effective Time and that no option to purchase Rallybio Common Stock shall be exercised later than 90 days following the termination of service of the holder of such option. As a result, all unvested stock options, restricted stock units and performance-based restricted stock units held by Rallybio’s directors and executive officers will become fully vested as of the Effective Time.

The following table sets forth, for each Rallybio director and executive officer, the number of unvested stock options, restricted stock units and performance-based restricted stock units outstanding as of June 30, 2026, and the estimated intrinsic value of accelerated vesting upon the Closing, calculated based on a per share price of $16.00 (the closing price of Rallybio Common Stock on the Nasdaq Capital Market on June 30, 2026). As of June 30, 2026, the unvested stock options held by Rallybio’s executive officers had exercise prices ranging from $6.08 to $54.48 per share. Of these, only the unvested stock options with an exercise price of $14.88 and $6.08 per share (granted February 15, 2024 and February 14, 2025, respectively) had an exercise price that was less than the closing price of Rallybio Common Stock on such date. All other unvested stock options held by the executive officers had exercise prices in excess of the $16.00 per share closing price and accordingly had no intrinsic value. The actual amounts payable in respect of Rallybio Stock Awards held by directors and executive officers of Rallybio will depend on the number of shares of Rallybio Common Stock subject to Rallybio Stock Awards held by such persons as of the Effective Time, which may differ from the amounts set forth in the table below.

NAME	UNVESTED STOCK OPTIONS (#)	UNVESTED RESTRICTED STOCK UNITS OR PERFORMANCE-BASED RESTRICTED STOCK UNITS (#)		ESTIMATED VALUE OF ACCELERATED VESTING ($)(1)
Executive Officers
Stephen Uden, M.D.	53,496			387,547
Jonathan I. Lieber	26,232	2,500	(2)	195,744
Steven Ryder, M.D.(3)	26,984			170,742
Non-Employee Directors
Martin Mackay, Ph.D.(4)	25,547			126,347
Helen M. Boudreau, M.B.A.	—			—
Wendy Chung, M.D., Ph.D.	—			—
Robert Hopfner, R.Ph., Ph.D., M.B.A.	—			—
Ronald M. Hunt, M.B.A.(5)	7,803			90,125
Lucian Iancovici, M.D.	—			—
Hui Liu, Ph.D., M.B.A.	—			—
Christine A. Nash, M.B.A.	—			—
Paula Soteropoulos	—			—

(1)

Estimated value of accelerated vesting represents the aggregate intrinsic value of unvested stock options (i.e., the excess, if any, of $16.00 per share over the per share exercise price, multiplied by the number of unvested shares underlying such option) and the aggregate value of unvested restricted stock units (“RSUs”) or performance-based restricted stock units (“PSUs”) (i.e., $16.00 per share multiplied by the number of unvested RSUs or PSUs). As of June 30, 2026, the unvested stock options held by the named executive officers (Drs. Uden and Ryder and Mr. Lieber) had exercise prices ranging from $6.08 to $54.48 per share. Of these, only the stock options granted on February 15, 2024 and February 14, 2025 with an exercise price of $14.88 and $6.08 per share were in the money, with an intrinsic value of $1.12 and $9.92 per share, respectively, ($16.00 minus $14.88, and $16.00 minus $6.08, respectively). All other unvested stock options held by the named executive officers had exercise prices in excess of the $16.00 per share closing price and accordingly had no intrinsic value. Mr. Lieber’s January 2025 PSU grant of 15,000 shares was cancelled during fiscal year 2025 and accordingly is not reflected in this table. The February 2026 in-lieu-of-cash options and the options held by the named executive officers with a $14.88 and $6.08 exercise price were the only in-the-money unvested options as of June 30, 2026.

(2)	Represents 2,500 unvested PSUs granted to Mr. Lieber on February 18, 2026. See “Mr. Lieber’s PSU Awards” below for additional information.

(3)	Dr. Ryder separated from Rallybio on March 31, 2026.

(4)	Includes 18,055 shares underlying an option granted on February 18, 2026 in lieu of Dr. Mackay’s 2026 annual cash retainer of $65,000. These options vest in 11 equal monthly installments on the last day of each remaining month of calendar year 2026 and have an exercise price of $4.45 per share, which was below the $16.00 per share closing price on June 30, 2026. As of June 30, 2026, five of the 11 installments had vested (approximately 8,206 shares), and the remaining approximately 9,849 shares were unvested with an aggregate intrinsic value of approximately $113,756 (9,849 shares × $11.55 per share). Also includes 26,999 shares underlying an option granted on February 15, 2024. These options vest over a four years and have an exercise price of $14.88 per share, which was below the $16.00 per share closing price on June 30, 2026. As of June 30, 2026, there were approximately 15,757 vested shares, and the remaining approximately 11,242 shares were unvested with an aggregate intrinsic value of approximately $12,591 (11,242 shares × $1.12 per share).

(5)	Includes 14,305 shares underlying an option granted on February 18, 2026 in lieu of Mr. Hunt’s 2026 annual cash retainer of $51,500. These options vest in 11 equal monthly installments on the last day of each remaining month of calendar year 2026 and have an exercise price of $4.45 per share, which was below the $16.00 per share closing price on June 30, 2026. As of June 30, 2026, five of the 11 installments had vested (approximately 6,502 shares), and the remaining approximately 7,803 shares were unvested with an aggregate intrinsic value of approximately $90,124 (7,803 shares × $11.55 per share).

Amendments to Employment and Separation Agreements

In connection with the Merger, on May 31, 2026, Rallybio and each of Dr. Uden and Mr. Lieber entered into amendments to their respective employment agreements and Dr. Ryder entered into an amendment to his separation agreement (the “Ryder Separation Agreement”) to clarify that the Merger will constitute a “change in control” for purposes of each agreement. As a result, if Dr. Uden or Mr. Lieber experiences a qualifying termination of employment (i.e., termination without cause or resignation for good reason) within the 12-month period following the Closing, the executive will be entitled to receive enhanced change-in-control severance benefits, including: (i) an amount equal to 1.5 times the sum of the executive’s annual base salary and target annual bonus, payable over 18 months; (ii) any earned but unpaid annual bonus with respect to the calendar year ending on or preceding the date of termination; (iii) payment of COBRA premiums for up to 18 months; and (iv) in the case of Mr. Lieber, full vesting of any outstanding and unvested equity awards that are subject solely to time-based vesting.

With respect to Dr. Uden, his second amended and restated employment agreement provides that any outstanding and unvested time-based equity awards held by him as of a change in control will vest in full upon the consummation of the change in control, subject to his continued employment through the date of such change in control.

For a full description of the terms of the Ryder Separation Agreement, see “Rallybio Executive Officer and Director Compensation—Narrative Disclosure to Summary Compensation Table—Severance upon termination of employment; change in control; restrictive covenants” of this proxy statement/prospectus.

Dr. Mackay’s Consulting Agreement

Under Dr. Mackay’s consulting agreement with Rallybio and Rallybio, LLC, effective January 1, 2025, Dr. Mackay provides consulting services to the Rallybio for a fee of $18,750 per month ($225,000 on an annualized basis). In the event of a Change in Control (as defined in the consulting agreement), Dr. Mackay’s outstanding time-based equity awards that were outstanding as of December 31, 2024 will vest in full upon the consummation of the Change in Control, subject to Dr. Mackay’s continued service relationship with Rallybio through the date of such Change in Control. Because the Merger Agreement requires Rallybio to take all actions necessary to provide that all Rallybio Stock Awards shall be fully vested as of the Effective Time, all of Dr. Mackay’s outstanding equity awards will become fully vested as of the Effective Time.

Mr. Lieber’s PSU Award

On January 29, 2025, Mr. Lieber was granted 15,000 PSUs under the 2021 Plan. The January 2025 PSUs were subsequently cancelled during fiscal year 2025 and were not outstanding as of December 31, 2025. On February 18, 2026, Mr. Lieber was granted 5,000 PSUs, of which 2,500 vested on the date of grant (with 789 shares sold on February 23, 2026 at $5.06 per share to cover applicable withholding taxes, resulting in a net issuance of 1,711 shares) and the remaining 2,500 PSUs will vest on the six-month anniversary of a Change in Control, provided that a Change in Control is consummated on or before December 31, 2026. The Merger will constitute a Change in Control for purposes of the PSUs. Because the Merger Agreement requires Rallybio to take all actions necessary to provide that all Rallybio Stock Awards shall be fully vested as of the Effective Time, the PSUs will vest as of the Effective Time.

Interests of Avenzo’s Directors and Executive Officers in the Merger

In considering the recommendation of the Avenzo Board with respect to approving the Merger, Rallybio stockholders should be aware that Avenzo’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Avenzo’s stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Avenzo Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Avenzo stockholders approve the Merger.

Ownership Interests

As of June 30, 2026, the directors and executive officers of Avenzo as a group beneficially owned in the aggregate approximately 46.9% of the outstanding shares of Avenzo Capital Stock. In addition, each of Avenzo’s directors and executive officers or their respective affiliates who beneficially own any shares of Avenzo Capital Stock also entered into a support agreement in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements.”

Treatment of Avenzo Stock Options

Under the terms of the Merger Agreement, each Avenzo stock option that is outstanding and unexercised immediately prior to the Effective Time under the Avenzo 2022 Plan, whether or not vested, will be converted into and become an option to purchase shares of Rallybio Common Stock at the Effective Time. Rallybio will assume the Avenzo 2022 Plan and all such Avenzo stock options in accordance with the terms of the Avenzo 2022 Plan and the terms of the stock option agreement by which such option is evidenced. See the section titled “The Merger Agreement—Treatment of Avenzo Stock Options.”

As of June 30, 2026, (i) Dr. Countouriotis, Avenzo’s President, Chief Executive Officer and Chair of the Board of Directors, held options to purchase 13,862,755 shares of Avenzo Common Stock under the Avenzo 2022 Plan, (ii) Dr. Hirmand, Avenzo’ s Executive Vice President and Chief Medical Officer, held options to purchase 3,197,572 shares of Avenzo Common Stock under the Avenzo 2022 Plan, (iii) Mr. Sun, Avenzo’s Senior Vice President, Chief Legal Officer and Corporate Secretary, held options to purchase 1,543,462 shares of Avenzo Common Stock under the Avenzo 2022 Plan, (iv) Dr. Machado, a member of the Avenzo Board, held options to purchase 530,284 shares of Avenzo Common Stock under the Avenzo 2022 Plan and (v) Mr. Nicholson, a member of the Avenzo Board, held options to purchase 530,284 shares of Avenzo Common Stock under the Avenzo 2022 Plan. All of these Avenzo stock options will be assumed by Rallybio and converted into options to purchase Rallybio Common Stock in accordance with the Merger Agreement. See the sections titled “Avenzo Executive Officer and Director Compensation—Equity-Based Incentive Awards” and “Avenzo Executive Officer and Director Compensation—Director Compensation.”

Anti-Dilution Protection

Each of Dr. Countouriotis, Dr. Hirmand and Mr. Sun has an employment agreement with Avenzo that provides anti-dilution protection pursuant to which, subject to approval by the Avenzo Board, each such executive is entitled to receive additional option grants to maintain specified ownership thresholds of Avenzo’s fully-diluted capitalization upon the occurrence of certain dilutive events, including equity financings, an initial public offering or a change in control. In connection with and promptly following the consummation of the Concurrent Financing and the Merger, each of Dr. Countouriotis, Dr. Hirmand and Mr. Sun is expected to receive, subject to approval by the combined company’s board of directors, an additional option grant to purchase a number of shares of the combined company’s common stock in an amount that will cause such executive’s equity holdings in the combined company after the option is granted (and, in the case of Dr. Countouriotis, excluding any shares of the combined company’s common stock received by Dr. Countouriotis in exchange for shares of Avenzo Preferred Stock held by Dr. Countouriotis) to equal 8.5%, 2.0% and 0.96% of the combined company’s fully diluted capitalization, respectively. Following the consummation of the Concurrent Financing and the Merger, each of Dr. Countouriotis, Dr. Hirmand and Mr. Sun and Avenzo intend to amend their respective employment agreements to remove such anti-dilution provisions. See “Avenzo Executive Officer and Director Compensation—Narrative to the Summary Compensation Table—Employment Arrangements with Avenzo’s Named Executive Officers” for additional details.

Management Following the Merger

As described in the section captioned “Management Following the Merger”, Avenzo’s executive officers and certain directors are currently expected to become the executive officers and directors of the combined company.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to Avenzo’s executive officers and directors under the Merger Agreement, please see the sections titled “The Merger Agreement—Other Agreements—Director Indemnification and Insurance” and “Certain Relationships and Related Party Transactions of the Combined Company—Avenzo Related Party Transactions—Indemnification Agreements.”

Executive Officers of the Combined Company Following the Merger

Effective as of the Closing, the combined company’s executive officers are expected to be the individuals designated by Avenzo. Avenzo currently expects that the following individuals will serve as the executive officers of the combined company following the Merger:

NAME	TITLE
Athena Countouriotis, M.D.	President, Chief Executive Officer and Chair of the Avenzo Board
Mohammad Hirmand, M.D.	Executive Vice President and Chief Medical Officer
Brian Sun, J.D.	Senior Vice President, Chief Legal Officer and Corporate Secretary

Merger Consideration

At the Effective Time, each share of Avenzo Capital Stock outstanding immediately prior thereto (excluding shares held by stockholders who have exercised and perfected appraisal rights, shares held as treasury stock by Avenzo or held or owned by Rallybio, Merger Sub or any subsidiary of Rallybio or Avenzo and shares issued in the Concurrent Financing), will be converted into the right to receive a number of shares of Rallybio Common Stock equal to the Exchange Ratio. Additionally, the Avenzo Common Stock issued in the Concurrent Financing will be converted solely into the right to receive a number of shares of Rallybio Common Stock equal to the Concurrent Financing Exchange Ratio, which is calculated by multiplying the total amount of Concurrent Financing Merger Shares by the percentage of the Concurrent Financing Proceeds represented by the applicable stockholder’s investment in the Concurrent Financing, in each case as set forth on the Allocation Certificate.

No fractional shares of Rallybio Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Any holder of Avenzo Capital Stock who would otherwise be entitled to receive a fraction of a share of Rallybio Common Stock (after aggregating all fractional shares of Rallybio Common Stock issuable to such holder) will receive from Rallybio, in lieu of such fraction of a share: (i) one share of Rallybio Common Stock if the aggregate amount of fractional shares of Rallybio Common Stock such holder of Avenzo Capital Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Rallybio

Common Stock if the aggregate amount of fractional shares of Rallybio Common Stock such holder of Avenzo Capital Stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

Treatment of Avenzo Stock Options

Under the terms of the Merger Agreement, each Avenzo stock option that is outstanding and unexercised immediately prior to the Effective Time under the Avenzo 2022 Plan, whether or not vested, will be converted into and become an option to purchase shares of Rallybio Common Stock at the Effective Time. Rallybio will assume the Avenzo 2022 Plan and all such Avenzo stock options in accordance with the terms of the Avenzo 2022 Plan and the terms of the stock option agreement by which such option is evidenced.

Accordingly, from and after the Effective Time: (i) each outstanding Avenzo stock option assumed by Rallybio may be exercised solely for shares of Rallybio Common Stock; (ii) the number of shares of Rallybio Common Stock subject to each outstanding Avenzo stock option assumed by Rallybio will be determined by multiplying (A) the number of shares of Avenzo Common Stock that were subject to such Avenzo stock option, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Rallybio Common Stock; (iii) the per share exercise price for the Rallybio Common Stock issuable upon exercise of each Avenzo stock option assumed by Rallybio will be determined by dividing (A) the per share exercise price of such Avenzo stock option, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Avenzo stock option assumed by Rallybio will continue in full force and effect and the term, exercisability, vesting schedule and any other provisions of such Avenzo stock option will otherwise remain unchanged; provided, however, that the Rallybio Board or a committee thereof will succeed to the authority and responsibility of the Avenzo Board or any committee thereof with respect to each Avenzo stock option assumed by Rallybio.

Effective Time of the Merger

The Merger will be completed on the second business day after all of the conditions to the Closing are satisfied or waived, including the approval of the stockholders of Rallybio, unless earlier terminated in accordance with the terms of the Merger Agreement. For more information on termination rights, see the section titled “The Merger Agreement—Termination and Termination Fees.” The Merger is anticipated to occur after the Rallybio annual meeting. Neither Rallybio nor Avenzo can predict the exact timing of the consummation of the Merger.

Regulatory Approvals

In the United States, Rallybio must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with (i) the issuance of shares of Rallybio Common Stock to Avenzo stockholders in connection with the transactions contemplated by the Merger Agreement and the change of control resulting from the Merger and (ii) the filing of this proxy statement/prospectus with the SEC.

Neither Rallybio nor Avenzo is required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the Merger.

Material U.S. Federal Income Tax Consequences of the Merger

Rallybio stockholders will not sell, exchange or dispose of any shares of Rallybio Common Stock as a result of the Merger. Thus, there will be no material U.S. federal income tax consequences to Rallybio stockholders as a result of the Merger.

Material U.S. Federal Income Tax Consequences of the Parent Distributions to Holders of Rallybio Common Stock

The following discussion is a summary of certain material U.S. federal income tax consequences of the Parent Distribution to holders in respect of Rallybio Common Stock, but does not purport to be a complete analysis of all potential tax consequences that may be relevant to a holder of Rallybio Common Stock. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of Rallybio Common Stock. Rallybio has not sought and does not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the receipt of the cash distribution. This discussion does not address all U.S. federal income tax consequences relevant to holders of Rallybio Common Stock, such as the Medicare contribution tax on net investment income, the alternative minimum tax or the special accounting rules of Section 451(b) of the Code.

Holders of Rallybio Common Stock are urged to consult their own tax advisors regarding the consequences to them of the receipt of the cash distribution. If an entity that is treated as a partnership for U.S. federal income tax purposes (or any other pass-through entity) holds Rallybio stock, the U.S. federal income tax treatment of a partner in the partnership or other pass-through entity will generally depend upon the status of the partner, the activities of the partnership or other pass-through entity and certain determinations made at the partner level. If you are a partner of a partnership or other pass-through entity holding Rallybio Common Stock, you should consult your tax advisors regarding the tax consequences of the receipt of the cash distribution.

For purposes of this discussion, a “Rallybio U.S. holder” is a beneficial owner of Rallybio Common Stock that, for U.S. federal income tax purposes, is or is treated as: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) is authorized or has the authority to control all substantial decisions of such trust, or (b) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or (iv) an estate, the income of which is subject to U.S. federal income tax regardless of its source.

For purposes of this discussion, a “Rallybio non-U.S. holder” means a beneficial owner of Rallybio Common Stock that is neither a Rallybio U.S. holder nor a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes. This discussion assumes that the distribution of the cash distribution to holders of Rallybio Common Stock will be treated for U.S. federal income tax purposes as a transaction that is separate and distinct from the proposed reverse stock split.

Tax Treatment of Parent Distributions and the Proposed Reverse Stock Split

Although the matter is not free from doubt, Rallybio intends to treat any Parent Distributions and the proposed Reverse Stock Split as separate transactions for U.S. federal income tax purposes, and the following discussion (except as discussed below under “—Alternative Treatment of Parent Distributions and the Reverse Stock Split as a Single Recapitalization”) assumes this treatment will be respected. The IRS could challenge this position, however. Rallybio urges you to consult your tax advisor with respect to whether Parent Distributions, on the one hand, and the proposed Reverse Stock Split, on the other, constitute separate transactions.

Receipt of Parent Distributions by Rallybio U.S. Holders

Parent Distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Rallybio currently has an accumulated deficit and expects to be in a net loss position in its taxable year that includes any Parent Distribution that is payable after the Closing Date. Thus, Rallybio expects such a Parent Distribution to be treated as other than a dividend for U.S. federal income tax purposes, and the Rallybio U.S. holder should be treated first as a non-taxable return of capital to the extent of the Rallybio U.S. holder’s basis in its Rallybio Common Stock, and then as capital gain from the sale or exchange of Rallybio Common Stock with respect to any remaining value. A Parent Distribution made on or prior to the Closing Date is expected to be taxable as a dividend in whole or in part because Rallybio expects to have current earnings for the taxable year ending on the Closing Date.

Receipt of Parent Distributions by Rallybio Non-U.S. Holders

Parent Distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Rallybio currently has an accumulated deficit and expects to be in a net loss position in its taxable year that includes any Parent Distribution that is payable after the Closing Date. Thus, Rallybio expects such a Parent Distribution to be treated as other than a dividend for U.S. federal income tax purposes, and the Rallybio non-U.S. holders should be treated first as a non-taxable return of capital to the extent of the Rallybio non-U.S. holder’s basis in its Rallybio Common Stock, and then as capital gain from the sale or exchange of Rallybio Common Stock with respect to any remaining amount. A Parent Distribution made on or prior to the Closing Date is expected to be taxable as a dividend in whole or in part because Rallybio expects to have current earnings for the taxable year ending on the Closing Date. If Rallybio cannot determine at the time of the distribution of the cash distribution whether or not the amount of such distribution will exceed current and accumulated earnings and profits, Rallybio or the applicable withholding agent may withhold at the rate applicable to dividends on the full amount of the distribution.

Taxable Dividends

Dividend payments to a Rallybio non-U.S. holder will generally be subject to withholding at a 30% rate. If a Rallybio non-U.S. holder is eligible for a lower treaty rate, then withholding will be at such lower treaty rate only if such Rallybio non-U.S. holder provides a valid IRS Form W-8BEN or W-8BEN-E (or applicable successor form) certifying such Rallybio non-U.S. holder’s qualification for the reduced rate. If a Rallybio non-U.S. holder holds the stock through a financial institution or other intermediary, the Rallybio non-U.S. holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Rallybio non-U.S. holders who do not timely provide the applicable withholding agent with the required certification, but who qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Subject to the discussion below regarding backup withholding, if the issuance of the cash distribution is effectively connected with a Rallybio non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Rallybio non-U.S. holder maintains a permanent establishment in the United States to which the cash distribution is attributable), the Rallybio non-U.S. holder will be exempt from U.S. federal withholding tax and the distribution of the cash distribution generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such Rallybio non-U.S. holder were a U.S. holder. To claim the exemption, the Rallybio non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the distribution of the cash distribution is effectively connected with the Rallybio non-U.S. holder’s conduct of a trade or business within the United States. A Rallybio non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of all or a portion of its effectively connected earnings and profits for the taxable year.

Non-Dividend Distributions

To the extent that the distribution of the cash distribution is treated as capital gain from the sale or exchange of Rallybio Common Stock, such gain generally will not be subject to U.S. federal income tax unless (i) such gain is effectively connected with the conduct by a Rallybio non-U.S. holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is generally attributable to a U.S. permanent establishment maintained by such Rallybio non-U.S. holder), (ii) in the case of gain realized by a Rallybio non-U.S. holder that is an individual, such Rallybio non-U.S. holder is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the distribution and certain other conditions are met, or (iii) Rallybio is or has been a “United States real property holding corporation” for U.S. federal income tax purposes and, if the shares are “regularly traded on an established securities market,” such Rallybio non-U.S. holder owned, directly or indirectly, at any time during the shorter of the five-year period ending on the date of the distribution and the Rallybio non-U.S. holder’s holding period in the Rallybio Common Stock, more than 5% of the shares of Rallybio Common Stock and such Rallybio non-U.S. holder is not eligible for any treaty exemption. Rallybio believes it is not, and has not been, a United States real property holding corporation for U.S. federal income tax purposes.

A Rallybio non-U.S. holder should consult its tax advisor regarding its entitlement to benefits and the various rules under applicable tax treaties.

Alternative Treatment of Parent Distributions and the Proposed Reverse Stock Split as a Single Recapitalization.

Notwithstanding Rallybio’s position that Cash Distributions and the proposed Reverse Stock Split are appropriately treated as separate transactions, it is possible that the IRS or a court could determine that the issuance of the CVRs (and/or any payments thereon) and the proposed Reverse Stock Split constitute a single “recapitalization” for U.S. federal income tax purposes with Parent Distributions constituting taxable “boot” received in such recapitalization exchange. In such case, the tax consequences of Parent Distributions and the proposed Reverse Stock Split would differ from those described above, including the timing and character of income, which would depend in part on many of the same considerations described above.

Information Reporting and Backup Withholding

In general, the issuance of the cash dividend to Rallybio U.S. holders will be reported to the IRS unless the holder is an exempt recipient. Backup withholding, currently at a rate of 24%, may apply unless the Rallybio U.S. holder (1) is an exempt recipient or (2) provides a certificate (generally on an IRS Form W-9) containing the Rallybio U.S. holder’s name, address, correct federal taxpayer identification number and statement that the Rallybio U.S. holder is a U.S. person and is not subject to backup withholding. A Rallybio non-U.S. holder will not be subject to backup withholding with respect to the issuance of the cash dividend, provided the Rallybio non-U.S. holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI or W-8BEN-E, or otherwise establishes an exemption. However, information returns will be filed with the IRS in connection with the issuance of the cash dividend, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Rallybio non-U.S. holder resides or is established. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Nasdaq Stock Market Listing

Rallybio Common Stock is currently listed on Nasdaq under the symbol “RLYB.” Pursuant to the Merger Agreement, Rallybio has agreed to (a) use commercially reasonable efforts to maintain its existing listing on Nasdaq until the Closing, (b)(i) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Rallybio Common Stock being issued in the Merger, and (ii) use commercially reasonable efforts to cause such shares to be approved for listing (subject to official notice of issuance) on the Nasdaq market at or prior to the Effective Time, and (c) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial Nasdaq Listing Application for the Rallybio Common Stock on Nasdaq and to use commercially reasonable efforts to cause such listing application to be conditionally approved prior to the Effective Time.

Each party will reasonably promptly inform the other party of all verbal or written communications between Nasdaq and such party or its representatives. Each party will cooperate with the other party as reasonably requested with respect to the Nasdaq listing application and promptly furnish to such party all information concerning itself, its members and its stockholders that may be reasonably requested in connection with any action contemplated by the foregoing paragraph.

If the Nasdaq listing application is accepted, Rallybio anticipates that the common stock of the combined company will be listed on Nasdaq following the Closing under the trading symbol “AVZO.” In order for the Nasdaq listing application to be accepted, among other requirements, the combined company must maintain a bid price of $4.00 or higher for a certain period of time following the proposed reverse stock split. As of      , 2026, the bid price of Rallybio Common Stock was $     .

Anticipated Accounting Treatment

The Merger is expected to be accounted for under GAAP as an in-substance reverse recapitalization. For accounting purposes, Avenzo is expected to be considered the accounting acquirer. The treatment as an in-substance reverse recapitalization is based on the assessment that as a result of Rallybio’s discontinuation of its research and development activities and settlement of its other remaining operating assets and liabilities, immediately prior to the Closing, Rallybio is expected to have nominal assets, apart from cash and cash equivalents and marketable securities. Under a reverse recapitalization, Avenzo is considered to effect a financing transaction in exchange for issuing equity.

Appraisal Rights

Rallybio

Under the DGCL, Rallybio stockholders are not entitled to appraisal rights in connection with the Merger.

Avenzo

Avenzo stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The discussion below is not a complete summary regarding Avenzo stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex O. Stockholders intending to exercise appraisal rights should carefully review Annex O. Failure to follow precisely any of the statutory procedures set forth in Annex O may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Avenzo stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within 10 days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available.

If the Merger is completed, within 10 days after the effective date of the Merger, Avenzo will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of Avenzo Capital Stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Avenzo within 20 days after the date of the giving of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform Avenzo of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Avenzo Capital Stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Avenzo, 12707 High Bluff Dr., Suite 200, San Diego, CA 92130, Attention: Avenzo Legal Department, Email: legal@avenzotx.com, and should be executed by, or on behalf of, the record holder of shares of Avenzo Capital Stock. ALL DEMANDS MUST BE RECEIVED BY AVENZO WITHIN 20 DAYS AFTER THE DATE AVENZO GIVES A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If an Avenzo stockholder fails to deliver a written demand for appraisal within the time period specified above, such stockholder will be entitled to receive the merger consideration for his, her or its shares of Avenzo Capital Stock as provided for in the Merger Agreement, but such stockholder will have no appraisal rights with respect to his, her or its shares of Avenzo Capital Stock. To be effective, a demand for appraisal by a holder of shares of Avenzo Capital Stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Avenzo. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.

If a stockholder holds its shares of Avenzo Capital Stock in a brokerage account or in other custodian form and such stockholder wishes to exercise appraisal rights, such stockholder should consult with his, her or its bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the Effective Time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the Merger by delivering a written withdrawal to Avenzo. If, following a demand for appraisal, such stockholder withdrawn his, her or its demand for appraisal in accordance with Section 262, such stockholder will have the right to receive the merger consideration for his, her or its shares of Avenzo Capital Stock.

Within 120 days after the effective date of the Merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the combined company, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be given to the requesting stockholder within 10 days after the stockholder’s written request is received by the combined company or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the combined company or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the combined company. The combined company has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Avenzo, which is expected to be the combined company, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the combined company, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the combined company. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the combined company may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Avenzo stockholders should be aware that the fair value of their shares as determined under Section 262 could be more than, the same as, or less than the value that such stockholders are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the combined company and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his, her or its Avenzo Capital Stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the combined company. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Rallybio, Avenzo or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Merger Agreement, except that references to Avenzo herein shall refer to “the Company” in the Merger Agreement and references to Rallybio herein shall refer to “Parent” in the Merger Agreement.

The Merger Agreement contains representations and warranties that Rallybio and Merger Sub, on the one hand, and Avenzo, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if such statements made in the representations and warranties prove to be incorrect. In addition, the assertions made in the representations and warranties are qualified by the information in confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement. While Rallybio and Avenzo do not believe that these disclosure schedules contain information required to be publicly disclosed under applicable securities laws, other than information that has already been so disclosed, the disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Rallybio, Avenzo or Merger Sub, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Rallybio and Merger Sub on the one hand, and Avenzo on the other hand, and may be modified by the additional information in the disclosure schedules.

Structure

Under the Merger Agreement, Merger Sub, a wholly owned subsidiary of Rallybio formed in connection with the Merger, will merge with and into Avenzo, with Avenzo surviving as a wholly owned subsidiary of Rallybio. Substantially concurrently with the completion of the Merger, Rallybio will be renamed “Avenzo Therapeutics, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “AVZO.”

Completion and Effectiveness of the Merger

The Merger will be completed on the second business day after all of the conditions to the Closing are satisfied or waived, including the approval of the stockholders of Rallybio, unless earlier terminated in accordance with the terms of the Merger Agreement. For more information on termination rights, see the section titled “The Merger Agreement—Termination and Termination Fees.” The Merger is anticipated to occur after the Rallybio annual meeting. Rallybio and Avenzo cannot predict the exact timing of the Closing because it is subject to various conditions.

Merger Consideration and Exchange Ratio

Merger Consideration

At the Effective Time, each share of Avenzo Capital Stock outstanding immediately prior to the Effective Time (excluding shares held by stockholders who have exercised and perfected appraisal rights, shares held as treasury stock by Avenzo or held or owned by Rallybio, Merger Sub or any subsidiary of Rallybio or Avenzo and shares issued in the Concurrent Financing), will be converted into the right to receive a number of shares of Rallybio Common Stock equal to the Exchange Ratio. Additionally, the Avenzo Capital Stock issued in the Concurrent Financing shall be converted solely into the right to receive a number of shares of Rallybio Common Stock equal to the total amount of Concurrent Financing Merger Shares multiplied by the percentage of the Concurrent Financing Proceeds represented by the applicable stockholder’s investment in the Concurrent Financing, in each case as set forth on the Allocation Certificate.

No fractional shares of Rallybio Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Any holder of Avenzo Capital Stock who would otherwise be entitled to receive a fraction of a share of Rallybio Common Stock (after aggregating all fractional shares of Rallybio Common Stock issuable to such holder) shall receive from Rallybio, in lieu of such fraction of a share: (i) one share of Rallybio Common Stock if the aggregate amount of fractional shares of Rallybio Common Stock such holder of Avenzo Capital Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Rallybio Common Stock if the aggregate amount of fractional shares of Rallybio Common Stock such holder of Avenzo Capital Stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

Exchange Ratio

The Exchange Ratio formula pursuant to which shares of Avenzo Capital Stock will be converted into shares of Rallybio Common Stock is derived based on (i) an Avenzo fixed valuation of $300.0 million and (ii) an initial Rallybio valuation of $15.0 million, subject to certain adjustments based on Rallybio Net Cash at Closing.

The Rallybio valuation used to determine the Exchange Ratio will be increased or decreased on a dollar-for-dollar basis to reflect the amount by which Rallybio Net Cash at the Closing is greater than or less than $500,000 above or below $0. Accordingly, if Rallybio Net Cash at Closing is greater than $500,000 the Rallybio valuation used to calculate the Exchange Ratio will be increased by the amount of such excess, and if Rallybio Net Cash at Closing is more than $500,000 below $0, the Rallybio valuation used to calculate the Exchange Ratio will be decreased by the amount of such shortfall.

Immediately after the Closing, under the Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, on a pro forma basis and based upon the number of shares of Rallybio Common Stock expected to be issued in connection with the Merger, the pre-Merger equityholders of Avenzo (other than holders of shares issued in the Concurrent Financing) are expected to own approximately 56.6% of the combined company, the pre-Merger equityholders of Rallybio are expected to own approximately 2.8% of the combined company, and the holders of shares issued in connection with the Concurrent Financing are expected to own approximately 40.6% of the combined company (assuming proceeds from the Concurrent Financing of $215.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions further described below.

The expected post-Merger equity ownership split percentages are based on the assumed Exchange Ratio and assumed Concurrent Financing Exchange Ratio of 0.5020 for the Avenzo Capital Stock held by pre-Merger equityholders of Avenzo and are subject to adjustments based on the final Exchange Ratio, final Concurrent Financing Exchange Ratio and final amount of converted shares. The assumed Exchange Ratio and Concurrent Financing Exchange Ratio were calculated assuming, among other things, (i) valuation of Rallybio of $15.0 million (calculated after giving effect to expected payment of Parent Distributions), (ii) a fixed valuation of Avenzo of $300.0 million, (iii) proceeds from the Concurrent Financing of $215.0 million, and (iv) the relative capitalization of Rallybio and Avenzo. Such assumed Exchange Ratio and Concurrent Financing Exchange Ratio are subject to certain adjustments, including based on the amount of Rallybio Net Cash at Closing and the final ratio for the reverse stock split of Rallybio Common Stock. The Exchange Ratio and assumed Concurrent Financing Exchange Ratio formulas assumes an implied value of the combined company of approximately $530 million, subject to certain adjustments. Additionally, the Exchange Ratio described above does not give effect to the proposed reverse stock split of Rallybio Common Stock and is subject to adjustment based on Rallybio’s final Rallybio Net Cash at the Closing and the final number of shares of Rallybio Common Stock outstanding immediately prior to the Closing.

There can be no assurance that these assumptions will be accurate at the Closing when the final Exchange Ratio and Concurrent Financing Exchange Ratio are determined. For more information on the Concurrent Financing, please see the section titled “Agreements Related to the Merger—Subscription Agreement” of this proxy statement/prospectus.

The “Exchange Ratio” for pre-Merger equityholders of Avenzo (excluding shares issued in connection with the Concurrent Financing) means the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Avenzo Merger Shares by (b) the Avenzo Outstanding Shares, and the “Concurrent Financing Exchange Ratio” for holders of shares issued in connection with the Concurrent Financing is calculated by multiplying the total amount of Concurrent Financing Merger Shares by the percentage of the Concurrent Financing Proceeds represented by the applicable stockholder’s investment in the Concurrent Financing, in each case, as set forth in the Allocation Certificate, for each of the foregoing, in which:

∎	“Aggregate Valuation” means the sum of (i) the Avenzo Valuation, plus (ii) the Rallybio Valuation plus (iii) the Concurrent Financing Proceeds.

∎	“Avenzo Allocation Percentage” means the Avenzo Valuation divided by the Aggregate Valuation.

∎	“Avenzo Merger Shares” the product determined by multiplying (a) the Post-Closing Rallybio Shares by (b) the Avenzo Allocation Percentage.

∎	“Avenzo Valuation” means $300,000,000.

∎

“Avenzo Outstanding Shares” means the total number of shares of Avenzo Capital Stock outstanding immediately prior to the Effective Time (excluding any shares of Avenzo Common Stock issued in the Concurrent Financing), expressed on a fully-diluted and as-converted to Avenzo Common Stock basis and using the treasury stock method, but assuming, without limitation or duplication, (i) the exercise of all Avenzo stock options outstanding as of immediately prior to the Effective Time, and (ii) the issuance of shares of Avenzo Capital Stock in respect of all other outstanding options, restricted stock awards, restricted stock units, warrants or rights to receive such shares, whether conditional or unconditional and including any outstanding options, warrants, restricted stock awards, restricted stock units or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Avenzo Capital Stock reserved for issuance other than with respect to outstanding Avenzo stock options as of immediately prior to the Effective Time).

∎	“Concurrent Financing Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Concurrent Financing Proceeds by (B) the Aggregate Valuation.

∎

“Concurrent Financing Merger Shares” means, subject to Section 1.5(f) of the Merger Agreement, the product determined by multiplying (i) the Post-Closing Rallybio Shares by (ii) the Concurrent Financing Allocation Percentage.

∎	“Rallybio Allocation Percentage” means the Rallybio Valuation divided by the Aggregate Valuation.

∎	“Rallybio Equity Value” means $15,000,000.

∎

“Rallybio Outstanding Shares” means, subject to Section 1.5(f) of the Merger Agreement (which addresses, among other things, the possibility to effect the reverse stock split) and the immediately following sentence, the total number of shares of Rallybio Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted basis and using the treasury stock method (and shall include, for the avoidance of doubt, all In the Money Rallybio Options), but assuming, without limitation or duplication, the issuance of shares of Rallybio Common Stock in respect of all Rallybio Stock Awards, Pre-Funded Warrants, and other outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the Effective Time (assuming cashless exercise), whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Rallybio Common Stock reserved for issuance other than with respect to outstanding Rallybio Stock Awards as of immediately prior to the Effective Time and as set forth above). For the avoidance of doubt, no Out of the Money Rallybio Options shall be included in the total number of shares of Rallybio Common Stock outstanding for purposes of determining the Rallybio Outstanding Shares.

∎

“Rallybio Valuation” means (i) if Rallybio Net Cash is greater than $500,000, the sum of (x) the Parent Equity Value plus (y) the amount by which Parent Net Cash exceeds $500,000, (ii) if Parent Net Cash is between $500,000 and $500,000 below zero dollars, the Parent Net Cash, or (iii) if Parent Net Cash is greater than $500,000 below zero dollars, the sum of (x) Parent Equity Value minus (y) the amount by which Parent Net Cash is greater than $500,000 below zero dollars.

∎	“Post-Closing Rallybio Shares” means the quotient obtained by dividing the Rallybio Outstanding Shares by the Rallybio Allocation Percentage.

Calculation of Rallybio Net Cash

Under the Merger Agreement, “Rallybio Net Cash” means, without duplication, (a) Rallybio’s cash, currency, and cash equivalents as determined in accordance with GAAP (which shall be calculated after giving effect to the expected payments of any declared Parent Distribution Amounts as well as any amounts intended to be declared and paid as Parent Distribution Amounts), minus (b) Rallybio’s accounts payable, accrued expenses (including Rallybio’s unpaid transaction expenses, the costs of any tail policy associated with any directors’ and officers’ insurance policy to be bound at the Closing, lease termination costs, notice payments, fines or other payments to be made by Rallybio in order to terminate any existing agreements to which Rallybio is a party, and any other estimated expenses associated with the wind-down of Rallybio’s prior research and development activities at or after the Closing, actual and estimated costs and expenses incurred in connection with the disposition of the Legacy Assets and other bona fide current and long-term liabilities (any such liabilities, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, to be resolved by Rallybio and Avenzo in good faith), and 40% of all fees and expenses incurred in relation to (i) the printing and filing of this registration statement and proxy statement/prospectus and any amendments and supplements hereto, and (ii) the proxy solicitation firm engaged in connection with Rallybio’s stockholders’ meeting), minus (c) any severance or change-in-control or payments (including associated payroll taxes) that become payable by Rallybio to any director, officer, employee or consultant of Rallybio or any of its subsidiaries or other person in connection with the consummation of the Merger and related transactions, minus (d) any previously declared and unpaid Parent Distribution Amounts, minus (e) to the extent not collected prior to the Anticipated Closing Date, the employer portion of any payroll, employment or similar Taxes associated with the Parent Distributions.

The final determination of Rallybio Net Cash at Closing is subject to numerous factors, many of which are outside of Rallybio’s control. If Rallybio and Avenzo cannot agree on the amount of Rallybio Net Cash, the amount of Rallybio Net Cash will be determined by an independent auditor of recognized national standing jointly selected by Rallybio and Avenzo as set forth in the Merger Agreement.

Treatment of Avenzo Stock Options

Under the terms of the Merger Agreement, each Avenzo stock option that is outstanding and unexercised immediately prior to the Effective Time under the Avenzo 2022 Plan, whether or not vested, will be converted into and become an option to purchase shares of Rallybio Common Stock at the Effective Time. Rallybio will assume the Avenzo 2022 Plan and all such Avenzo stock options in accordance with the terms of the Avenzo 2022 Plan and the terms of the stock option agreement by which such option is evidenced.

Accordingly, from and after the Effective Time: (i) each outstanding Avenzo stock option assumed by Rallybio may be exercised solely for shares of Rallybio Common Stock; (ii) the number of shares of Rallybio Common Stock subject to each outstanding Avenzo stock option assumed by Rallybio will be determined by multiplying (A) the number of shares of Avenzo Common Stock that were subject to such Avenzo stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Rallybio Common Stock; (iii) the per share exercise price for the Rallybio Common Stock issuable upon exercise of each Avenzo stock option assumed by Rallybio will be determined by dividing (A) the per share exercise price of such Avenzo stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Avenzo stock option assumed by Rallybio will continue in full force and effect and the term, exercisability, vesting schedule and any other provisions of such Avenzo stock option will otherwise remain unchanged; provided, however, that the Rallybio Board or a committee thereof will succeed to the authority and responsibility of the Avenzo Board or any committee thereof with respect to each Avenzo stock option assumed by Rallybio.

Directors and Executive Officers of the Combined Company Following the Merger

The Merger Agreement provides that the parties will take all necessary action so that immediately after the Effective Time, the board of directors of the combined company comprises seven members, with each member designated by Avenzo; provided, that the total number of directors to comprise the board of directors of the combined company immediately after the Effective Time may be changed by Avenzo at any time prior to the Effective Time by written notice to Rallybio. The parties currently anticipate that Athena Countouriotis, M.D., Chair, President and Chief Executive Officer of Avenzo, will serve as the Chair, President and Chief Executive Officer of the combined company;

Mohammad Hirmand, M.D., Executive Vice President and Chief Medical Officer of Avenzo, will serve as Executive Vice President and Chief Medical Officer of the combined company; and Brian Sun, J.D., Senior Vice President, Chief Legal Officer and Corporate Secretary of Avenzo, will serve as Senior Vice President, Chief Legal Officer and Corporate Secretary of the combined company. For more information about the directors and executive officers of the combined company following the Merger, please see the section titled “Management Following the Merger.”

Conditions to the Completion of the Merger

The obligations of each party to consummate the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties of the following conditions:

∎

there must not have been any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions issued by any court of competent jurisdiction or other governmental body of competent jurisdiction and that remains in effect, and no law may have made the consummation of the Contemplated Transactions illegal;

∎

the Rallybio stockholders must have approved (i) the issuance of Rallybio Common Stock or other securities of Rallybio that (a) represent (or are convertible into) more than 20% of the shares of Rallybio Common Stock outstanding immediately prior to the Merger to the holders of Avenzo Capital Stock and Avenzo stock options in connection with the Contemplated Transactions pursuant to the Nasdaq rules and (b) result in the change of control of Rallybio resulting from the Merger, in each case pursuant to the Nasdaq rules, (ii) the amendment to Rallybio’s amended and restated certificate of incorporation to (a) change the name of Rallybio to “Avenzo Therapeutics, Inc.”, (b) effect the reverse stock split and (c) subject to approval of the Authorized Share Proposal, effect the Authorized Share Increase (as defined in the Merger Agreement, an increase in the number of authorized shares of Rallybio capital stock that Rallybio is authorized to issue to a number determined by Avenzo in its sole discretion).

∎

Avenzo must have obtained the affirmative vote (or delivered an action by written consent) of (i) the holders of at least 55% of the outstanding shares of Avenzo Preferred Stock, voting together as a single class and on an as-converted to Avenzo Common Stock basis, and (ii) a majority of the outstanding shares of Avenzo Preferred Stock and Avenzo Common Stock voting as a single class and on an as converted to Avenzo Common Stock basis (collectively, the “Required Avenzo Stockholder Vote”): (a) adopting and approving the Merger Agreement and the Contemplated Transactions, (b) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares of Avenzo Capital Stock pursuant to Section 262 of the DGCL, a true and correct copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (c) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares of Avenzo Capital Stock in connection with the Merger and thereby waives any rights to receive payment of the fair value of its shares of Avenzo Capital Stock under the DGCL, and such Required Avenzo Stockholder Vote must remain in full force and effect and must not have been revoked;

∎	the Rallybio charter amendment must have been duly filed with the Secretary of State of the State of Delaware;

∎

the existing shares of Rallybio Common Stock must have been continually listed on Nasdaq as of and from the date of the Merger Agreement through the Closing Date and the shares of Rallybio Common Stock to be issued in the Merger pursuant to the Merger Agreement must have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing;

∎

the Subscription Agreement must have been in full force and effect and cash proceeds of not less than $215 million shall have been received by Avenzo or will be received by Avenzo substantially simultaneously with the Closing, in connection with the consummation of the transactions contemplated by the Subscription Agreement;

∎

this registration statement must have become effective in accordance with the Securities Act and must not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to this registration statement that has not been withdrawn; and

∎	Rallybio Net Cash must have been finally determined in accordance with the Merger Agreement.

In addition, the obligation of Rallybio and Merger Sub to consummate the Merger is further subject to the satisfaction or waiver of the following conditions:

∎

the representations and warranties of Avenzo set forth in the Merger Agreement under clause (y) of Section 2.8 (i.e., the absence of any Avenzo Material Adverse Effect (as defined below) between September 30, 2025 and the date of the Merger Agreement) must have been true and correct in all respects as of the date of the Merger Agreement and must be true and correct as of the Closing Date with the same force and effect as if made on and as of such date;

∎

the representations and warranties of Avenzo set forth in the Merger Agreement under Sections 2.1(a) (Organization, Standing and Power), 2.2 (Capital Stock), 2.3 (Subsidiaries), 2.4 (Authority) and 2.24 (Brokers) must have been true and correct in all material respects as of the date of the Merger Agreement and must be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties must have been true and correct in all material respects as of such date);

∎

all other representations and warranties of Avenzo set forth in the Merger Agreement must have been true and correct as of the date of the Merger Agreement and must be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have an Avenzo Material Adverse Effect (without giving effect to any references therein to any Avenzo Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations must have been true and correct, subject to the qualifications set forth in the preceding clause (a), as of such particular date);

∎

Avenzo must have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

∎

Rallybio must have received from Avenzo (i) an officer’s certificate certifying (x) that certain conditions set forth in the Merger Agreement have been duly satisfied and (y) that the information set forth in an allocation certificate delivered by Avenzo containing information regarding Avenzo’s capitalization is true and accurate in all respects; and (ii) a copy of such allocation certificate;

∎

Rallybio must have received (i) an original signed statement from Avenzo that Avenzo is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice from Avenzo to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Rallybio to deliver such notice to the IRS on behalf of Avenzo following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of Avenzo, and in form and substance reasonably acceptable to Rallybio;

∎

since the date of the Merger Agreement, there must not have occurred and be continuing any Effect that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Avenzo, taken as a whole (a “Avenzo Material Adverse Effect”); provided, however, that any effects arising or resulting from the following will not be taken into account in determining whether there has been an Avenzo Material Adverse Effect: (a) general business, political, or economic conditions generally affecting the industry in which Avenzo operates, including with respect to the imposition of, or adjustments to, tariffs or other trade restrictions; (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics and related or associated epidemics, disease outbreaks or quarantine restrictions; (c) changes in financial, banking or securities markets; (d) any change in, or any compliance with or action taken for the purpose of complying with, any law or GAAP (or interpretations of any law or GAAP); (e) the announcement of the Merger Agreement or the pendency of the Contemplated Transactions; (f) resulting from the taking of any action expressly required to be taken by the Merger Agreement; or (g) continued losses from operations or decreases in cash balances of Avenzo; except, with respect to clauses (a) through (d), to the extent such

Effect disproportionately affects Avenzo, taken as a whole, relative to other similarly situated companies in the industries in which Avenzo operates, in which case, such Effect shall be taken into account to the extent of such disproportionate effect on Avenzo;

∎	certain rights contained in Avenzo’s investor agreements must have been terminated (or will be terminated as of the Closing); and

∎

Rallybio must have received duly executed copies of the required Lock-Up Agreements from certain stockholders of Avenzo and each executive officer and director of Avenzo who is elected or appointed, as applicable, as an executive officer or director of Rallybio as of immediately following the Closing, each of which must be in full force and effect as of the Closing.

In addition, the obligation of Avenzo to consummate the Merger is further subject to the satisfaction or waiver of the following conditions:

∎

the representations and warranties of Rallybio set forth in the Merger Agreement under clause (y) of Section 3.8 (i.e., the absence of any Rallybio Material Adverse Effect between September 30, 2025 and the date of the Merger Agreement) must have been true and correct in all respects as of the date of the Merger Agreement and must be true and correct as of the Closing Date with the same force and effect as if made on and as of such date; and

∎

the representations and warranties of Rallybio set forth in the Merger Agreement under Sections 3.1(a) (Organization, Standing and Power), 3.2(a) and (b) (Capital Stock), 3.4 (Authority) and 3.22 (Brokers) must have been true and correct in all material respects as of the date of the Merger Agreement and must be true and correct in all material respects on and as of the Closing with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties must have been true and correct in all material respects as of such date).

∎

All other representations and warranties of Rallybio set forth in the Merger Agreement must have been true and correct as of the date of the Merger Agreement and must be true and correct on and as of the Closing with the same force and effect as if made on and as of the Closing Date, except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have an Rallybio Material Adverse Effect (as defined below) (without giving effect to any references therein to any Rallybio Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations must have been true and correct, subject to the qualifications set forth in the preceding clause (a), as of such particular date);

∎

Rallybio and Merger Sub must have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under the Merger Agreement at or prior to the Effective Time;

∎

Avenzo must have received from Rallybio (i) an officer’s certificate confirming that certain conditions of the Merger Agreement have been duly satisfied; (ii) a certificate containing information regarding Rallybio’s capitalization; (iii) the Rallybio closing financial certificate certifying Rallybio Net Cash as of the Anticipated Closing Date (as defined in the Merger Agreement), a draft of which must have been provided at least five business days prior to Closing, which certificate will be accompanied by such supporting documentation, information and calculations as are reasonably requested by Avenzo to verify and determine the information contained therein; (iv) and a written resignation executed by the directors of Rallybio who will not continue as directors of Rallybio after the Closing; and (v) the executed CVR Agreement;

∎

since the date of the Merger Agreement, there must not have occurred and be continuing any effect that, considered together with all other effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Rallybio or its subsidiaries, taken as a whole (a “Rallybio Material Adverse Effect”); provided, however, that any effects arising or resulting from the following will not be taken into account in determining whether there has been a Rallybio Material Adverse Effect: (a) general business, political or economic conditions generally affecting the industry in which Rallybio or any of its subsidiaries operate, including with respect to the imposition of, or adjustments to, tariffs or other trade restrictions; (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics and related or associated epidemics, disease outbreaks or quarantine restrictions; (c) changes in financial, banking or securities markets; (d) any change in, or any compliance with or action taken for the purpose of complying with, any law or GAAP (or interpretations of any law or GAAP); (e) any change in the stock price or trading volume of Rallybio Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Rallybio Common Stock may be taken into account in determining whether a Rallybio Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition); (f) the failure of Rallybio to meet internal or analysts’ expectations or projections or the results of operations of Rallybio (it being understood, however, that any Effect causing or contributing to the failure of Rallybio to meet internal or analysts’ expectations or projections or the results of operations of Rallybio may be taken into account in determining whether a Rallybio Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition); (g) any changes in or affecting clinical trial programs or studies conducted by or on behalf of Rallybio or its subsidiaries, including any adverse data, event or outcome arising out of or related to any such programs or studies; (h) the announcement of the Merger Agreement or the pendency of the Contemplated Transactions; (i) the Asset Dispositions; (j) any reduction in the amount of Rallybio’s cash and cash equivalents as a result of expenditures made by Rallybio related to wind down activities of Rallybio associated with the termination of its research and development activities (including the termination of ongoing contractual obligations relating to Rallybio current products or product candidates); or (k) the taking of any action expressly required to be taken by the Merger Agreement; except, with respect to clauses (a) through (d), to the extent disproportionately affecting Rallybio and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Rallybio and its subsidiaries operate, in which case, such Effect will be taken into account to the extent of such disproportionate effect on Rallybio and its subsidiaries;

∎

Rallybio Net Cash at Closing (as determined in accordance with the Merger Agreement) (after giving effect to the expected payment of Parent Distributions) must have been greater than or equal to $500,000 below $0; and $0.

∎

each Rallybio distribution declared or intended to be declared by Rallybio shall have either been (a) distributed to the holders of shares of Rallybio Common Stock and, if applicable securities convertible into Rallybio Common Stock as of each Rallybio Distribution Record Date or (b) deposited by Rallybio with Rallybio’s transfer agent for further distribution to such holders.

Parent Distribution

At any time during the Pre-Closing Period, Rallybio shall declare one or more distributions on the shares of Rallybio Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Rallybio Common Stock outstanding as of each Parent Distribution Record Date (excluding any shares of Rallybio Common Stock issuable pursuant to the Contemplated Transactions) up to an aggregate amount equal to the aggregate of the amount by which Rallybio Net Cash will equal or exceed $0 (excluding any proceeds from any Asset Disposition, to the extent contingent or to be received following the date for payment of such distributions); provided that (a) only one Parent Distribution may be declared prior to the Rallybio stockholders’ meeting, and if such Parent Distribution is declared, such declared Parent Distribution Amount shall not exceed an aggregate amount of $50,000,000, (b) Rallybio shall deliver to Avenzo for its prior review and approval (such approval not to be unreasonably withheld, conditioned or delayed), at least five Business Days prior to the date that Rallybio Board authorizes and approves each Parent Distribution Record Date, the form of Rallybio Board resolutions authorizing and approving each such Parent Distribution Record Date and the payment and calculation of each such Parent Distribution, each form of press release or public announcement to be issued by Rallybio in connection therewith, the form of any filing to be filed by Rallybio with the SEC in connection therewith, including any Current Report on Form 8-K, and any announcement or notification to be made to Nasdaq by Rallybio in connection therewith, and (c) on or prior to the earlier of the date for the payment of each such Parent Distribution or the Closing Date, if permitted by Rallybio’s transfer agent, Rallybio shall deposit each Parent Distribution Amount with Rallybio’s transfer agent for further distribution to the holders of the shares of Rallybio Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Rallybio Common Stock outstanding as of each Parent Distribution Record Date (subject to any adjustments as required by Nasdaq’s due bills period requirements).

Asset Dispositions

Prior to Closing, Rallybio will use reasonable best efforts to sell, transfer, license, assign or otherwise divest its intellectual property and other assets and technology in existence on the date of the Merger Agreement (the “Potentially Transferable Assets”) to one or more third parties in one or a series of transactions (the “Asset Dispositions”), provided that an Asset Disposition that would require approval of Rallybio’s stockholders cannot be consummated until after the Closing. Rallybio may, in contemplation of the Asset Dispositions, (a) establish one or more subsidiaries to hold the Potentially Transferable Assets, (b) transfer to any such subsidiary any or all of the Potentially Transferable Assets and the liabilities and obligations related thereto and (c) take such other steps that are reasonably necessary to prepare for the Asset Dispositions. If Rallybio transfers the Potentially Transferable Assets to one or more subsidiaries, the subsidiaries shall be subject to the same terms as Rallybio. Notwithstanding the foregoing, any such Asset Disposition shall require, to the extent consistent with applicable laws, the prior written consent of Avenzo (not to be unreasonably withheld, conditioned or delayed) if such Asset Disposition would create any post-disposition liabilities or indemnity obligations for Rallybio following the Closing; provided, that Avenzo will be deemed to have granted its consent if it does not provide its written response within five business days of receiving a written request for such consent from Rallybio that includes a summary of key terms and a copy of the transaction agreement, if available.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties. Avenzo represents and warrants to the following matters:

∎	Organization, Standing and Power

∎	Capital Stock

∎	Subsidiaries

∎	Authority

∎	No Conflict; Consents and Approvals

∎	Financial Statements

∎	No Undisclosed Liabilities

∎	Absence of Certain Changes or Events

∎	Litigation

∎	Compliance with Laws

∎	Health Care Regulatory Matters

∎	Benefit Plans

∎	Labor and Employment Matters

∎	Environmental Matters

∎	Taxes

∎	Contracts

∎	Insurance

∎	Properties

∎	Intellectual Property

∎	State Takeover Statues

∎	No Rights Plan

∎	Related Party Transactions

∎	Certain Payments

∎	Brokers

∎	Concurrent Financing Compliance

∎	No Other Representations or Warranties

Rallybio and Merger Sub represent and warrant to the following matters:

∎	Organization, Standing and Power

∎	Capital Stock

∎	Subsidiaries

∎	Authority

∎	No Conflict; Consents and Approvals

∎	SEC Reports; Financial Statements

∎	No Undisclosed Liabilities

∎	Absence of Certain Changes or Events

∎	Litigation

∎	Compliance with Laws

∎	Health Care Regulatory Matters

∎	Benefit Plans

∎	Labor and Employment Matters

∎	Environmental Matters

∎	Taxes

∎	Contracts

∎	Insurance

∎	Properties

∎	Intellectual Property

∎	Related Party Transactions

∎	Certain Payments

∎	Brokers

∎	Opinion of Financial Advisor

∎	Merger Sub

∎	State Takeover Statues

∎	No Other Representations or Warranties

The representations and warranties of Avenzo, Rallybio and Merger Sub contained in the Merger Agreement or any certificate or instrument delivered pursuant to the Merger Agreement will terminate at the Effective Time.

Non-Solicitation

Capitalized terms in this section are as defined in the section titled “The Merger Agreement—Non-Solicitation.”

Rallybio Non-Solicitation

Rallybio and its subsidiaries and their respective representatives are prohibited by the terms of the Merger Agreement, other than with respect to any Asset Disposition, from, directly or indirectly, (i) soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any Acquisition Proposal (as defined below) or Acquisition Inquiry (as defined below) or taking any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnishing any non-public information regarding Rallybio or any of its subsidiaries to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engaging in discussions (other than to inform any person of the existence of these prohibitions) or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approving, endorsing or recommending any Acquisition Proposal; (v) executing or entering into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined below) (other than a confidentiality agreement permitted as described below); or (vi) publicly proposing to do any of the foregoing; provided, however, that, notwithstanding the foregoing, subject to compliance with the non-solicitation obligations set forth in Section 4.4 of the Merger Agreement, and prior to obtaining the Required Rallybio Stockholder Vote, Rallybio and its subsidiaries may furnish non-public information regarding Rallybio or any of its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide Acquisition Proposal by such person, which the Rallybio Board has determined in good faith, after consultation with Rallybio’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) none of Rallybio, any of its subsidiaries or any of their respective representatives shall have breached Section 4.4 of the Merger Agreement in any material respect, (B) the Rallybio Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Rallybio Board under applicable law; (C) Rallybio receives from such person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to Rallybio as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such non-public information to such person, Rallybio gives Avenzo notice of Rallybio’s intention to furnish nonpublic information to, or enter into discussions with, such person and furnishes such non-public information to Avenzo (to the extent such information has not been previously furnished by Rallybio to Avenzo).

If Rallybio, any of its subsidiaries or any of their respective representatives, receives an Acquisition Proposal or Acquisition Inquiry during the period following the date of the Merger Agreement through the Closing, then Rallybio will promptly (and in no event later than two business days after Rallybio becomes aware of such Acquisition Proposal or Acquisition Inquiry) (i) advise Avenzo orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the person making or submitting such Acquisition Proposal or Acquisition Inquiry), (ii) in the case of a written Acquisition Proposal or Acquisition Inquiry, furnish any written documentation and correspondence to or from Rallybio or any of its subsidiaries or any of their respective representatives, including any subsequent modifications or amendments, and (iii) in the case of an oral Acquisition Proposal or Acquisition Inquiry, provide a written summary of the terms thereof. Rallybio will keep Avenzo reasonably and promptly informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification, amendment or proposed material modification thereto (including any revision in the amount, form or mix of consideration) and of all verbal or written communications related thereto, together with copies of new written documentation and correspondence to or from Rallybio, any of its subsidiaries or any of their respective representatives as well as written summaries of any material oral communications.

Pursuant to the terms of the Merger Agreement, Rallybio agreed to immediately cease and cause to be terminated any existing discussions, negotiations and communications with any person relating to any Acquisition Proposal or Acquisition Inquiry (other than any Asset Dispositions) as of the date of the Merger Agreement, immediately terminate access to any non-public information provided to such person via an electronic or physical data room and within three business days after the date of the Merger Agreement, request the destruction or return of any of such party’s nonpublic information provided to such person as soon as practicable after the date of the Merger Agreement.

Avenzo Non-Solicitation

Avenzo and its subsidiaries and their respective representatives are prohibited by the terms of the Merger Agreement from, directly or indirectly, (i) soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any Acquisition Proposal (as defined below) or Acquisition Inquiry (as defined below) or taking any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnishing any non-public information regarding Avenzo or any of its subsidiaries to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engaging in discussions (other than to inform any person of the existence of these prohibitions) or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approving, endorsing or recommending any Acquisition Proposal; (v) executing or entering into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly proposing to do any of the foregoing; provided, however, that, notwithstanding the foregoing, subject to compliance with the non-solicitation obligations set forth in Section 4.5 of the Merger Agreement, and prior to obtaining the Required Avenzo Stockholder Vote, Avenzo and its subsidiaries may furnish non-public information regarding Avenzo or any of its subsidiaries to, and enter into discussions or negotiations with, any person, in response to a bona fide Acquisition Proposal by any such person, which the Avenzo Board has determined in good faith, after consultation with Avenzo’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) none of Avenzo, any of its subsidiaries or any of their respective Representatives shall have breached Section 4.5 of the Merger Agreement in any material respect, (B) the Avenzo Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Avenzo Board under applicable law; (C) Avenzo receives from such person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to Avenzo as those contained in the Confidentiality Agreement and (D) substantially contemporaneously with furnishing any such non-public information to such person, Avenzo gives Rallybio notice of Avenzo’s intention to furnish nonpublic information to, or enter into discussions with, such person and furnishes such non-public information to Rallybio (to the extent such information has not been previously furnished by Avenzo to Rallybio).

If Avenzo, any of its subsidiaries or any of their respective representatives, receives an Acquisition Proposal or Acquisition Inquiry during the period following the date of the Merger Agreement through the Closing, then Avenzo will promptly (and in no event later than two business days after Avenzo becomes aware of such Acquisition Proposal or Acquisition Inquiry) (i) advise Rallybio orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the person making or submitting such Acquisition Proposal or Acquisition Inquiry), (ii) in the case of a written Acquisition Proposal or Acquisition Inquiry, furnish any written documentation and correspondence to or from Avenzo, any of its subsidiaries or any of their respective representatives, including any subsequent modifications or amendments, and (iii) in the case of an oral Acquisition Proposal or Acquisition Inquiry, provide a written summary of the terms thereof. Avenzo will keep Rallybio reasonably and promptly informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification, amendment or proposed material modification thereto (including any revision in the amount, form or mix of consideration) and of all verbal or written communications related thereto, together with copies of new written documentation and correspondence to or from Avenzo or any of its subsidiaries or any of their respective representatives as well as written summaries of any material oral communications).

Pursuant to the terms of the Merger Agreement, Avenzo agreed to immediately cease or cause to be terminated any existing discussions, negotiations and communications with any person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of the Merger Agreement, immediately terminate access to any non-public information of Avenzo provided to such person via an electronic or physical data room and within three business days of the date of the Merger Agreement, request the destruction or return of any non-public information of the Company or any of its subsidiaries provided to such person as soon as practicable after the date of the Merger Agreement.

“Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Avenzo or any of its affiliates, on the one hand, or Rallybio or any of its affiliates, on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal; provided, however, that the term “Acquisition Inquiry” shall not include the Merger or the other Contemplated Transactions or any transactions related to the Asset Dispositions or Concurrent Financing.

“Acquisition Proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Avenzo or any of its affiliates, on the one hand, or by or on behalf of Rallybio or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any Acquisition Transaction with such party, other than the Asset Dispositions and the Concurrent Financing.

“Acquisition Transaction” means any transaction or series of related transactions (other than the Asset Dispositions and the Concurrent Financing) involving: (x) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity; (ii) in which a person or “group” (as defined in the Exchange Act) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries; or (iii) in which a party or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or (y) any sale, lease, exchange, transfer, exclusive license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole, provided that “Acquisition Transaction” shall not include any licenses granted by Avenzo in the ordinary course of business.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a result of a breach of (or in violation of) the Merger Agreement; and (b) is on terms and conditions that the Rallybio Board or Avenzo Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by Avenzo or Rallybio, as applicable, to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and outside financial advisors, are more favorable, from a financial point of view, to Rallybio’s stockholders or Avenzo’s stockholders, as applicable, than the terms of the Contemplated Transactions and is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party).

Rallybio Stockholder Meeting

Promptly after the registration statement has been declared effective by the SEC under the Securities Act, Rallybio will take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of Rallybio Common Stock for the purpose of seeking approval of: (i) the issuance of Rallybio Common Stock or other securities of Rallybio that represent (or are convertible into) more than 20% of the shares of Rallybio Common Stock outstanding immediately prior to the Merger to the holders of Avenzo Capital Stock and Avenzo stock options in connection with the Contemplated Transactions and the change of control of Rallybio resulting from the Contemplated Transactions, in each case pursuant to the Nasdaq rules, (ii) the approval of the Rallybio charter amendment to (A) change the name of Rallybio to “Avenzo Therapeutics, Inc.,” (B) effect the reverse stock split (the matters contemplated by foregoing clauses (i) and (ii), (the “Rallybio Stockholder Matters”)) and (iii) effect an increase of the number of authorized shares of Rallybio Common Stock to a number determined by Avenzo, (iv) the combined company’s 2026 Equity Incentive Plan, (v) the combined company’s 2026 Employee Stock Purchase Plan and (vi) any other proposals the parties deem necessary to consummate the Contemplated Transactions.

The Rallybio stockholders’ meeting will be held as promptly as practicable after the registration statement is declared effective under the Securities Act and, in any event, no later than forty-five calendar days after the effective date of the registration statement. Rallybio will take reasonable measures to ensure that all proxies solicited in connection with the Rallybio stockholders’ meeting are solicited in compliance with all applicable laws. If, on or before the date of the Rallybio stockholders’ meeting, Rallybio reasonably believes that it (i) will not receive proxies sufficient to obtain the required approvals of the Required Rallybio Closing Stockholder Matters (the “Required Rallybio Stockholder Vote”) or the approval of the Authorized Share Proposal, whether or not a quorum would be present or (ii) will not have sufficient shares of Rallybio Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Rallybio stockholders’ meeting, Rallybio may postpone or adjourn, or make one or more successive postponements or adjournments of, the Rallybio stockholders’ meeting as long as the date of the Rallybio stockholders’ meeting is not postponed or adjourned more than an aggregate of thirty calendar days in connection with any postponements or adjournments.

Rallybio agreed that, subject to certain exceptions in the Merger Agreement: (i) the Rallybio Board will recommend that the holders of Rallybio Common Stock vote to approve the Rallybio Stockholder Matters, the Authorized Share Proposal, and the Equity Plan Proposals will use commercially reasonable efforts to solicit such approval within the timeframe set forth above, (ii) this proxy statement/prospectus will include a statement to the effect that the Rallybio Board recommends that Rallybio’s stockholders vote to approve the Rallybio Stockholder Matters, the Authorized Share Proposal, and the Equity Plan Proposals (the recommendation of the Rallybio Board with respect to the Rallybio Stockholder Matters being referred to as the “Rallybio Board Recommendation”); (iii) the Rallybio Board Recommendation will not be withheld, amended, withdrawn or modified (and the Rallybio Board will not publicly propose to withhold, amend, withdraw or modify the Rallybio Board Recommendation), and no resolution by the Rallybio Board or any committee thereof to withdraw or modify the Rallybio Board Recommendation or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed; and (iv) the Rallybio Board will not publicly announce an intention or resolution to effect any of the foregoing (the actions set forth in the foregoing clause (iii), collectively, a “Rallybio Board Adverse Recommendation Change”).

The terms of the Merger Agreement provide that, subject to the limitations set forth in the Merger Agreement, if at any time prior to the approval of the Rallybio Stockholder Matters at the Rallybio stockholder meeting by the Required Rallybio Stockholder Vote, Rallybio receives a bona fide Acquisition Proposal (which did not arise out of a material breach of the non-solicitation provisions of the Merger Agreement) from any person that has not been withdrawn and after consultation with outside legal counsel, the Rallybio Board determines, in good faith, that such Acquisition Proposal is a Superior Offer, the Rallybio Board may make a Rallybio Board Adverse Recommendation Change if and only if: (A) the Rallybio Board determines in good faith, after consultation with Rallybio’s outside legal counsel and financial advisor, that the failure to do so would be inconsistent with the fiduciary duties of the Rallybio Board to Rallybio’s stockholders under applicable law; (B) Rallybio has given Avenzo prior written notice of its intention to consider making a Rallybio Board Adverse Recommendation Change at least four business days prior to making any such Rallybio Board Adverse Recommendation Change (a “Rallybio Determination Notice,” and such period, the “Rallybio Notice Period”) (which notice will not constitute a Rallybio Board Adverse Recommendation Change); and (C)(1) Rallybio provided to Avenzo a description in reasonable detail of the reasons for such Rallybio Board Adverse Recommendation Change (as defined in the Merger Agreement), the identity of the party making the Acquisition Proposal, a summary of the material terms and conditions of the Acquisition Proposal and written copies of any relevant proposed transaction documents (including with respect to financing arrangements) in accordance with the Merger Agreement, (2) Rallybio has given Avenzo the three business days after a Rallybio Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal and has made its representatives reasonably available to negotiate in good faith with Avenzo (to the extent Avenzo desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Avenzo, if any, after consultation with outside legal counsel, the Rallybio Board determines, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Rallybio Board Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Rallybio Board to Rallybio’s stockholders under applicable law; provided that during any Rallybio Notice Period, Avenzo shall be entitled to deliver to Rallybio one or more counterproposals to such Acquisition Proposal and Rallybio will, and will cause its representatives to, negotiate with Avenzo in good faith (to the extent Avenzo desires to negotiate) to enable Avenzo to propose in writing an offer binding on Avenzo to effect such adjustments to the terms and conditions of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer. The provisions of the Merger Agreement described in this paragraph also apply to any material change to the facts and circumstances relating to such Acquisition Proposal or any amendment to such Acquisition Proposal (including any revision in the amount, form or mix of consideration), and require a new Rallybio Determination Notice and Rallybio will be required to provide Avenzo with notice of such material change or amendment, except that the references to four business days will be deemed to be two business days.

The terms of the Merger Agreement also provide that, other than in connection with an Acquisition Proposal, the Rallybio Board may make a Rallybio Board Adverse Recommendation Change in response to a Rallybio Change in Circumstance (as defined below), if and only if: (A) the Rallybio Board determines in good faith, after consultation with Rallybio’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Rallybio Board to Rallybio’s stockholders under applicable law; (B) Rallybio has given Avenzo a Rallybio Determination Notice at least four business days prior to making any such Rallybio Board Adverse Recommendation Change; and (C) (1) Rallybio has specified the Rallybio Change in Circumstance in reasonable detail, including the material facts and circumstances related to the applicable Rallybio Change in Circumstance, (2) Rallybio has given Avenzo three business days after the Rallybio Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and has made its representatives reasonably available to negotiate in good faith with Avenzo (to the extent Avenzo desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Avenzo, if any, after consultation with outside legal counsel, the Rallybio Board determines, in good faith, that the failure to make the Rallybio Board Adverse Recommendation Change in response to such Rallybio Change in Circumstance would be inconsistent with the fiduciary duties of the Rallybio Board to Rallybio’s stockholders under applicable law. The provisions of the Merger Agreement described in this paragraph also apply to any material change to the facts and circumstances relating to such Rallybio Change in Circumstance and require a new Rallybio Determination Notice and Rallybio will be required to provide Avenzo with notice of such material change, except that the references to four business days will be deemed to be two business days.

“Rallybio Change in Circumstance” means a change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry or the consequences thereof, or (B) the fact, in and of itself, that Rallybio meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Rallybio or any of its subsidiaries that occurs or arises after the date of the Merger Agreement.

Avenzo Stockholder Action by Written Consent

The Merger Agreement contemplates that promptly after this registration statement is declared effective under the Securities Act, and in any event no later than three business days thereafter, Avenzo will prepare, with the cooperation of Rallybio, and cause to be delivered to its stockholders an information statement to solicit the approval by written consent from the Avenzo Signatories, including Avenzo’s stockholders sufficient for the Required Avenzo Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of approving the Avenzo Stockholder Matters.

Avenzo agreed that: (i) the Avenzo Board will recommend that the Avenzo stockholders vote to approve the Avenzo Stockholder Matters and will use reasonable best efforts to solicit such approval from Avenzo’s stockholders within the timeframe set forth above (the recommendation of the Avenzo Board that Avenzo’s stockholders vote to adopt and approve the Avenzo Stockholder Matters being referred to as the “Avenzo Board Recommendation”); and (ii) the Avenzo Board Recommendation will not be withdrawn or modified (and the Avenzo Board will not publicly propose to withdraw or modify the Avenzo Board Recommendation), and no resolution by the Avenzo Board or any committee thereof to withdraw or modify the Avenzo Board Recommendation or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal will be adopted or proposed (the actions set forth in the foregoing clause (ii), if taken, constituting, in each case, a “Avenzo Board Adverse Recommendation Change”).

Notwithstanding the foregoing, if at any time prior to the approval of Avenzo Stockholder Matters:

∎

If Avenzo has received a bona fide Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.5 of the Merger Agreement) from any person that has not been withdrawn and after consultation with outside legal counsel, Avenzo Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, Avenzo Board may make an Avenzo Board Adverse Recommendation Change if and only if: (A) Avenzo Board determines in good faith, after consultation with Avenzo’s outside legal counsel and financial advisor, that the failure to do so would be inconsistent with the fiduciary duties of Avenzo Board to Avenzo’s stockholders under applicable law; (B) Avenzo shall have given Rallybio prior written notice of its intention to consider making an Avenzo Board Adverse Recommendation Change at least four Business Days prior to making any such Avenzo Board Adverse Recommendation Change (a “Avenzo Determination Notice”; and such period the “Avenzo Notice Period”) (which notice shall not constitute an Avenzo Board Adverse Recommendation Change); and (C) (1) Avenzo shall have provided to Rallybio a description in reasonable detail of the reasons for such Avenzo Board Adverse Recommendation Change the identity of the party making the Acquisition Proposal, a summary of the material terms and conditions of the Acquisition Proposal and written copies of any relevant proposed transaction documents (including with respect to financing arrangements), in accordance with Section 4.5(b), (2) Avenzo shall have given Rallybio the three business days after Avenzo Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal and shall have made its representatives reasonably available to negotiate in good faith with Rallybio (to the extent Rallybio desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Rallybio, if any, after consultation with outside legal counsel, Avenzo Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make Avenzo Board Adverse Recommendation Change would be inconsistent with the fiduciary duties of Avenzo Board to Avenzo’s stockholders under applicable law; provided during any Avenzo

Notice Period, Rallybio shall be entitled to deliver to Avenzo one or more counterproposals to such Acquisition Proposal and Avenzo will, and cause its representatives to, negotiate with Rallybio in good faith (to the extent Rallybio desires to negotiate) to enable Rallybio to propose in writing an offer binding on Rallybio to effect such adjustments to the terms and conditions of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer. For the avoidance of doubt, the provisions of this Section 5.2(e)(i) shall also apply to any material change to the facts and circumstances relating to such Acquisition Proposal or any amendment to such Acquisition Proposal (including any revision in the amount, form or mix of consideration), and require a new Avenzo Determination Notice and Avenzo shall be required to provide Rallybio with notice of such material change or amendment, except that the references to four business days shall be deemed to be two business days.

∎

Other than in connection with an Acquisition Proposal, Avenzo Board may make an Avenzo Board Adverse Recommendation Change in response to an Avenzo Change in Circumstance, if and only if: (A) Avenzo Board determines in good faith, after consultation with Avenzo’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of Avenzo Board to Avenzo’s stockholders under applicable law; (B) Avenzo shall have given Rallybio an Avenzo Determination Notice at least four business days prior to making any such Avenzo Board Adverse Recommendation Change; and (C) (1) Avenzo shall have specified Avenzo Change in Circumstance in reasonable detail, including the material facts and circumstances related to the applicable Avenzo Change in Circumstance, (2) Avenzo shall have given Rallybio the three business days after Avenzo Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and shall have made its representatives reasonably available to negotiate in good faith with Rallybio (to the extent Rallybio desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Rallybio, if any, after consultation with outside legal counsel, Avenzo Board shall have determined, in good faith, that the failure to make Avenzo Board Adverse Recommendation Change in response to such Avenzo Change in Circumstance would be inconsistent with the fiduciary duties of Avenzo Board to Avenzo’s stockholders under applicable law. For the avoidance of doubt, the provisions of this 5.2(e)(ii) shall also apply to any material change to the facts and circumstances relating to such Avenzo Change in Circumstance, and require a new Avenzo Determination Notice and Avenzo shall be required to provide Rallybio with notice of such material change, except that the references to four business days shall be deemed to be two Business Days.

Unless the Merger Agreement is otherwise terminated pursuant to Section 9.1 of the Merger Agreement, Avenzo’s obligation to solicit the consent of its stockholders to sign Avenzo Stockholder Written Consent shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or by any Avenzo Board Adverse Recommendation Change.

Appraisal Rights

Under the DGCL, Rallybio stockholders are not entitled to appraisal rights in connection with the Merger.

Avenzo stockholders are entitled to statutory appraisal rights in connection with the Merger under Section 262 of the DGCL.

Covenants; Operation of Business Pending the Merger

Operation of Rallybio’s Business

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, except (i) as set forth in Rallybio’s disclosure schedule, (ii) expressly permitted or required in accordance with the Merger Agreement including in connection with the Asset Dispositions and Parent Distributions, (iii) as required by applicable law, or (iv) as may be consented to in writing by Avenzo (not be unreasonably withheld, conditioned or delayed), each of Rallybio and its subsidiaries has agreed to (A) conduct its business and operations in the ordinary course of business (which includes actions required to effect the Asset Dispositions or effect the winding down of Rallybio’s pre-clinical, CMC and clinical activities) and in compliance in all material respects with all applicable laws and the requirements of all of its material contracts and (B) continue to pay material outstanding accounts payable and other material current liabilities (including payroll) in the ordinary course of business, and will not:

∎

declare, accrue, set aside or pay any dividend or make any other distribution (other than the Parent Distributions declared, accrued, set aside, or paid in accordance with Section 4.8 of the Merger Agreement) in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases from terminated employees, directors or consultants of Rallybio or in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award or purchase rights granted under any Rallybio equity incentive plan in accordance with the terms of such award in effect on the date of the Merger Agreement);

∎

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Rallybio or any of its subsidiaries (except for Rallybio Common Stock issued upon the valid exercise or settlement of Rallybio Stock Awards); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Rallybio or any of its subsidiaries;

∎	amend the terms of any outstanding Rallybio options;

∎

except as required to give effect to anything in contemplation of Closing, amend any of its or its subsidiaries’ certificate of incorporation and bylaws (or comparable organizational documents), other than the amendments to the Company’s certificate of incorporation that may be approved by Rallybio’s stockholders in connection with the Transactions, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

∎	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

∎

(A) lend money to any person (except for the advancement of reasonable and customary expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) other than the incurrence or payment of Transaction Expenses (as defined in “The Merger Agreement—Other Agreements—Fees and Expenses”), make any capital expenditure in excess of $50,000, or (E) forgive any loans to any persons, including Rallybio’s employees, officers, directors or affiliates;

∎

other than as required by applicable law or the terms of any Rallybio benefit plan as in effect on the date of the Merger Agreement: (A) adopt, terminate, establish or enter into any Rallybio benefit plan; (B) cause or permit any Rallybio benefit plan to be amended; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, fringe benefits, commissions, bonus, or other compensation or benefits payable to any of its directors, officers, consultants, independent contractors or employees; (D) hire any officer, employee, consultant or independent contractor; (E) modify the terms of any severance, retention or change of control benefits offered to any current, former or new employees, directors or consultants (other than acceleration of the Rallybio Stock Awards as contemplated by the Merger Agreement); or (F) grant any new, or modify any existing, severance, retention benefits, change in control award, or similar compensation or benefit to any person;

∎	recognize any labor union or labor organization;

∎	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any encumbrance with respect to such material assets or properties;

∎	sell, assign, transfer, license, sublicense or otherwise dispose of any Rallybio owned intellectual property or any Rallybio in-bound license;

∎

make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable (taking into account extensions of time to file any tax return granted in the Ordinary Course of Business of not more than seven months), file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability or submit any voluntary disclosure application, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than seven months), or adopt or change any material accounting method in respect of taxes;

∎	enter into, materially amend or terminate any Rallybio material contract or contract that would be deemed a Rallybio material contract if entered into prior to the date of the Merger Agreement;

∎	other than as required by law or GAAP, take any action to change accounting policies or procedures;

∎	initiate or settle any legal proceeding;

∎

(A) fail to maintain any material insurance policies in full force and effect prior to the renewal period of any such material insurance policies or (B) fail to exercise renewal rights for any such material insurance policies following the applicable expiration or acquire substantially similar insurance policies;

∎	enter into or amend a contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;

∎	enter into a new line of business or start to conduct a line of business; or

∎	agree, resolve or commit to do any of the foregoing.

Operation of Avenzo’s Business

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, except (i) as set forth in Avenzo’s disclosure schedule, (ii) expressly permitted or required in accordance with the Merger Agreement including in connection with the Concurrent Financing, (iii) as required by applicable law, or (iv) as may be consented to in writing by Rallybio (not to be unreasonably withheld, conditioned or delayed), Avenzo has agreed to (A) conduct its business and operations in the ordinary course of business and in compliance in all material respects with all applicable laws and the requirements of all of its material contracts and (B) continue to pay material outstanding accounts payable and other material current liabilities (including payroll) in the ordinary course of business, and will not, nor shall it cause or permit any of its subsidiaries to:

∎

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases from terminated employees, directors or consultants of Avenzo or in connection with the payment of the exercise price or withholding taxes incurred upon the exercise, settlement or vesting of any award granted under the Avenzo 2022 Plan in accordance with the terms of such award in effect on the date of the Merger Agreement);

∎

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Avenzo or any of its subsidiaries (except for shares of Avenzo Common Stock issued upon the valid exercise of Avenzo stock options); (B) any option, warrant or right to acquire any capital stock or any other security other than stock options or restricted stock unit awards granted to employees and service providers in the ordinary course of business which are included in the calculation of the Avenzo Outstanding Shares; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Avenzo or any of its subsidiaries;

∎

except as required to give effect to anything in contemplation of the Closing (including in connection with the Concurrent Financing), amend any of its or its subsidiaries organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, in connection with the Contemplated Transactions;

∎	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

∎

(A) lend money to any person (except for the advancement of reasonable and customary expenses to employees and directors in the ordinary course of business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) other than the incurrence or payment of Transaction Expenses (as defined in “The Merger Agreement—Other Agreements—Fees and Expenses”), make any capital expenditures in excess of $1.5 million of the budgeted capital expenditure amounts set forth in Avenzo’s operating budget delivered to Rallybio on the date of the Merger Agreement (the “Avenzo Budget”), or (E) forgive any loans to any persons, including Avenzo’s employees, officers, directors or affiliates;

∎	recognize any labor union or labor organization;

∎

acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any encumbrance with respect to such material assets or properties, except in the ordinary course of business;

∎	dispose of any of its material assets or properties, except in the ordinary course of business;

∎

sell, assign, transfer, license, sublicense or otherwise dispose of any material Avenzo Owned intellectual property or any material Avenzo licensed intellectual property, in each case (other than pursuant to non-exclusive licenses in the ordinary course of business, the abandonment and refiling of patent applications or co-commercialization or partnership transaction), in the ordinary course of business;

∎

make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable (taking in account extensions of time to file any tax return granted in the ordinary course of business of not more than seven months), file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability or submit any voluntary disclosure application, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than seven months), or adopt or change any material accounting method in respect of taxes;

∎

enter into, materially amend or terminate any Avenzo material contract or contract that would be deemed an Avenzo material contract if entered into prior to the date of the Merger Agreement (except in the ordinary course of business);

∎

except as otherwise consistent with in the Avenzo Budget and the incurrence or payment of any Transaction Expenses or other costs or expenses arising as a result of the Merger Agreement and the Contemplated Transactions (as defined in “The Merger Agreement—Other Agreements—Fees and Expenses”), make any expenditures or discharge or satisfy any liabilities, in each case, in amounts that exceed the aggregate amount of the Avenzo Budget by $1.5 million;

∎	other than as required by law or GAAP, take any action to change accounting policies or procedures;

∎	initiate or settle any legal proceeding;

∎

(A) fail to maintain any material insurance policies in full force and effect prior to the renewal period of any such material insurance policies or (B) fail to use commercially reasonable efforts to renew any such material insurance policies following the applicable expiration or acquire substantially similar insurance policies;

∎	enter into or amend a contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;

∎	enter into a new line of business or start to conduct a line of business; or

∎	agree, resolve or commit to do any of the foregoing.

Termination and Termination Fees

Termination of the Merger Agreement

The Merger Agreement may be terminated prior to the Effective Time (whether before or after the required stockholder approvals to consummate the Merger have been obtained, unless otherwise specified below), subject to certain exceptions described more fully in the Merger Agreement:

(a)	by mutual written consent of Rallybio and Avenzo;

(b)

by either Rallybio or Avenzo if the Contemplated Transactions have not been consummated by November 30, 2026 (subject to any extension as provided in this paragraph, the “End Date”); provided, however, that the right to terminate the Merger Agreement under this paragraph will not be available to Avenzo, on the one hand, or Rallybio, on the other hand, if such party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of the Merger Agreement; provided, further, that either party will be entitled to extend the End Date for an additional sixty calendar days in the event the SEC has not declared the registration statement;

(c)

by either Rallybio or Avenzo if a court of competent jurisdiction or other governmental body has issued a final and non-appealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d)

by Rallybio if the Avenzo written consent executed by each Avenzo required signatory has not been obtained within three business days of the date of the registration statement is declared effective (subject to Avenzo’s rights and obligations with respect to the non-solicitation provisions set forth in Section 4.5 of the Merger Agreement); provided, however, that once the Avenzo written consent has been obtained, Rallybio may not terminate the Merger Agreement pursuant to this paragraph;

(e)

by either Rallybio or Avenzo if (i) the Rallybio stockholders’ meeting (including any adjournments and postponements thereof) was held and completed and Rallybio’s stockholders shall have taken a final vote on the Rallybio Stockholder Matters and (ii) the Rallybio Stockholder Matters were not approved by the Required Rallybio Stockholder Vote;

(f)

by Avenzo (at any time prior to the approval of the Rallybio Stockholder Matters by the Required Rallybio Stockholder Vote) if any of the following circumstances has occurred: (a) Rallybio has failed to include in the Proxy Statement the Rallybio Board Recommendation or the Rallybio Board has changed its recommendation; (b) the Rallybio Board or any committee thereof has publicly approved, endorsed or recommended any Acquisition Proposal; (c) following the date of the Merger Agreement, has entered into a contract relating to any Acquisition Proposal (other than a permitted confidentiality agreement) in violation of the terms of the Merger Agreement; (d) Rallybio’s willful and intentional breach of its non-solicitation covenants contained in the Merger Agreement; or (e) the Rallybio Board’s failure to publicly reaffirm its recommendation within ten Business Days of Avenzo’s request in writing;

(g)

by Rallybio (at any time prior to the completion of the Required Avenzo Stockholder Vote) if any of the following circumstances has occurred: (a) the Avenzo Board has withdrawn or modified (or has publicly proposed or resolved to withdraw or modify) its recommendation; (b) Avenzo Board or any committee thereof has adopted or approved, or publicly endorsed or recommended, any Acquisition Proposal; or (c) following the date of the Merger Agreement, Avenzo has entered into a contract relating to any Acquisition Proposal;

(h)

by Avenzo (at any time prior to receipt of the Required Avenzo Stockholder Vote and subject to Avenzo’s compliance in all material respects with all of Avenzo’s obligations with respect to Rallybio’s match rights as set forth in Section 5.2(e)(i) of the Merger Agreement) concurrently with entering into a Permitted Alternative Agreement and having paid to Rallybio the Rallybio Termination Fee;

(i)

by Avenzo, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Rallybio or Merger Sub or if any representation or warranty of Rallybio or Merger Sub has become inaccurate, in either case, such that certain closing conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty has become inaccurate; provided that Avenzo is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement, subject to certain rights to cure as set forth in the Merger Agreement; and

(j)

by Rallybio, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Avenzo or if any representation or warranty of Avenzo has become inaccurate, in either case, such that certain closing conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty has become inaccurate; provided that neither Rallybio nor Merger Sub is then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement, subject to certain rights to cure as set forth in the Merger Agreement.

The party desiring to terminate the Merger Agreement will give the other party written notice of such termination, specifying the provisions of the Merger Agreement pursuant to which such termination is made and the basis therefor described in reasonable detail.

Termination Fees Payable by Rallybio

Rallybio must pay Avenzo a one-time nonrefundable termination fee of $600,000 if:

∎

(i) the Merger Agreement is terminated pursuant to clause (b), (e) or (i) above, (ii) an Acquisition Proposal with respect to Rallybio has been publicly announced, disclosed or otherwise communicated to Rallybio or the Rallybio Board at any time after the date of the Merger Agreement but prior to the termination of the Merger Agreement (which termination has not been withdrawn) and (iii) within twelve months after the date of such termination, Rallybio enters into a definitive agreement with respect to a subsequent transaction or consummates a Subsequent Transaction in respect of such Acquisition Proposal or in respect of any other Acquisition Proposal; or

∎

the Merger Agreement is terminated by Avenzo pursuant to clause (f) above (or at the time the Merger Agreement is terminated, Avenzo has the right to terminate the Merger Agreement pursuant to clause (f) above).

A “Subsequent Transaction” is any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for such purpose).

If the Merger Agreement is terminated pursuant to clauses (e), (f) or (i) above or in the event of the failure of Avenzo to consummate the transactions to be contemplated at the Closing solely as a result of a Rallybio Material Adverse Effect (provided, that at such time all other conditions precedent to Rallybio’s obligation to close set forth in the Merger Agreement have been satisfied by Avenzo, are capable of being satisfied by Avenzo or have been waived by Rallybio), then Rallybio will also reimburse Avenzo for all reasonable out-of-pocket fees and expenses incurred by Avenzo in connection with the Merger Agreement and the Contemplated Transactions, up to a maximum of $750,000, by wire transfer of same-day funds within ten business days following the date on which Avenzo submits to Rallybio true and correct copies of reasonable documentation supporting such expenses; provided, however, that such expenses shall not include any amounts for financial advisors to Avenzo except for reasonably documented out-of-pocket expenses otherwise reimbursable by Avenzo to such financial advisors pursuant to the terms of Avenzo’s engagement letter or similar arrangement with such financial advisors. To the extent any such expenses are paid, such amounts will be credited against any termination fee that becomes payable by Rallybio to Avenzo thereafter.

Termination Fees Payable by Avenzo

Avenzo must pay Rallybio a one-time nonrefundable termination fee of $20.0 million if:

∎

(i) the Merger Agreement is terminated by Rallybio pursuant to clause (d), (i) or (j) above, (ii) an Acquisition Proposal with respect to Avenzo has been publicly announced, disclosed or otherwise communicated to Avenzo or the Avenzo Board at any time after the date of the Merger Agreement but prior to obtaining the Required Avenzo Stockholder Vote (which termination shall not have been withdrawn, (A) in the case of a termination pursuant to clause (b) or (j), at the time the Required Avenzo Stockholder Vote is obtained and (B) in the case of a termination pursuant to clause (d), at the time of such termination), and (iii) within twelve months after the date of such termination, Avenzo enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction in respect of such Acquisition Proposal or in respect of any other Acquisition Proposal;

∎

the Merger Agreement is terminated by Rallybio pursuant to clause (g) above (or at the time the Merger Agreement is terminated, Rallybio has the right to terminate the Merger Agreement pursuant to clause (g) above); or

∎	the Merger Agreement is terminated pursuant to clause (h).

Additionally, Avenzo must pay Rallybio a one-time nonrefundable termination fee of $8.0 million if (i) the Merger Agreement is terminated by Rallybio pursuant to clause (b) above, (ii) an Acquisition Proposal with respect to Avenzo has been publicly announced, disclosed or otherwise communicated to Avenzo or the Avenzo Board at any time after the date of the Merger Agreement but prior to obtaining the Required Avenzo Stockholder Vote (which termination shall not have been withdrawn at the time the Required Avenzo Stockholder Vote is obtained), and (iii) within twelve months after the date of such termination, Avenzo enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction in respect of such Acquisition Proposal or in respect of any other Acquisition Proposal.

If the Merger Agreement is terminated pursuant to clauses (d), (g) or (j) above or in the event of the failure of Rallybio to consummate the transactions to be consummated to the Closing solely as a result of an Avenzo Material Adverse Effect (provided, that at such time all other conditions precedent to Avenzo’s obligation to close set forth in the Merger Agreement have been satisfied by Rallybio, are capable of being satisfied by Rallybio or have been waived by Avenzo), then Avenzo will reimburse Rallybio for all reasonable out-of-pocket fees and expenses incurred by Rallybio in connection with the Merger Agreement and the Contemplated Transactions, up to a maximum of $750,000, by wire transfer of same-day funds within ten business days following the date on which Rallybio submits to Avenzo true and correct copies of reasonable documentation supporting such expenses; provided, however, that such expenses shall not include any amounts for financial advisors to Rallybio except for reasonably documented out-of-pocket expenses otherwise reimbursable by Rallybio to such financial advisors pursuant to the terms of Rallybio’s engagement letter or similar arrangement with such financial advisors. To the extent any such expenses are paid, such amounts will be credited against any termination fee that becomes payable by Avenzo to Rallybio thereafter.

Other Agreements

Director Indemnification and Insurance

The Merger Agreement provides that, subject to certain limitations as set forth in the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Rallybio and the surviving company will indemnify each person who is, has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Rallybio or any of its subsidiaries or Avenzo, in each case, to the fullest extent permitted by such party’s organizational documents or pursuant to indemnification agreements made available to Avenzo. Each such person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation; provided that any such person to whom expenses are advanced provides an undertaking to Rallybio, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The Merger Agreement also provides that the provisions relating to the indemnification, advancement of expenses and exculpation of present and former directors and officers of Rallybio or any of its subsidiaries set forth in the organizational documents of Rallybio or any of its subsidiaries will not be amended, modified or repealed for a period of six years from the Effective Time in any manner that would adversely affect the rights of individuals who, at or prior to the Effective Time, were officers or directors of Rallybio or any of its subsidiaries, unless required by applicable law. After the Closing, the organizational documents of the surviving corporation will contain provisions no less favorable with respect to the provisions relating to the indemnification, advancement of expenses and exculpation of present and former directors and officers presently set forth in Avenzo’s organizational documents as of the date of the Merger Agreement. Rallybio has agreed to purchase a six year “tail policy” for the non-cancellable extension of Rallybio’s existing directors’ and officers’ liability insurance policies and Rallybio’s and any of its subsidiaries’ existing directors’ and officers’ insurance policies and Rallybio’s existing fiduciary liability insurance policies (if any), in each case, for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time.

Regulatory Approvals

The Merger Agreement provides that, subject to certain limitations set forth in the Merger Agreement, Rallybio and Avenzo must:

(a)

use reasonable best efforts to file or otherwise submit, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, and to submit promptly any additional information requested by any such governmental authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such governmental body;

(b)

consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other in advance (to the extent legally permissible), any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the antitrust laws, as further specified in the Merger Agreement;

(c)	bear its own expenses and costs incurred in connection with any filings and submissions pursuant to antitrust laws;

(d)

in the event that any Legal Proceeding is instituted (or threatened to be instituted) by a governmental body challenging the Merger, each of Rallybio, Merger Sub and Avenzo will cooperate in all respects with each other and use reasonable best efforts to contest and resist any such Legal Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger;

(e)

cause its subsidiaries and affiliates not to, acquire or agree to acquire any rights, interests, assets, business, person or division thereof (whether through acquisition, license, joint venture, collaboration or otherwise), or take any other actions, if such acquisition or action would reasonably be expected to (i) prevent, materially delay, or adversely affect in any material respect the ability of the parties to consummate the any of the Contemplated Transactions, or (ii) result in any party being required to obtain any clearance, consent, approval, waiver, waiting period expiration or termination, non-action or other authorization under any Laws with respect to any of the Contemplated Transactions.

Listing

Rallybio Common Stock currently is listed on Nasdaq under the symbol “RLYB.” Rallybio has agreed to use commercially reasonable efforts (i) to maintain its existing listing on Nasdaq until the Closing Date and obtain approval of the listing of the combined company on Nasdaq, (ii) without derogating from the requirements of the foregoing clause (i) and to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Rallybio Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance), (iii) to effect the reverse stock split and (iv) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Rallybio Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such listing application to be conditionally approved prior to the Effective Time.

The parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations and will reasonably promptly inform the other party of all verbal or written communications between Nasdaq and such party or its representatives. Avenzo will cooperate with Rallybio as reasonably requested by Rallybio with respect to the Nasdaq Listing Application and promptly furnish to Rallybio all information concerning Avenzo and its stockholders that may be required or reasonably requested in connection with any action contemplated by the foregoing paragraph.

Avenzo Financial Statements

Avenzo agreed to as promptly as practicable furnish to Rallybio (i) audited financial statements for the fiscal year ended 2025 for inclusion in the Proxy Statement and the registration statement and (ii) unaudited interim financial statements for each interim period completed prior to the Closing that would be required to be included in the registration statement or any periodic report due prior to the Closing if Avenzo were subject to the periodic reporting requirements under the Securities Act or the Exchange Act, each of which will be prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of Avenzo as of the dates of and for the periods referred to therein.

Fees and Expenses

Pursuant to the Merger Agreement, all the Transaction Expenses (as defined below), except as described above in the section titled “The Merger Agreement—Termination and Termination Fees” of this proxy statement/prospectus, shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, that Avenzo shall bear 60% of all fees and expenses incurred in relation to (i) the printing and filing with the SEC of this registration statement and any amendments and supplements thereto and paid to a financial printer or the SEC, and (ii) the proxy solicitation firm engaged in connection with the Rallybio stockholder meeting. Notwithstanding the foregoing, in connection with a disagreement regarding Rallybio Net Cash, the fees and expenses of the Accounting Firm shall be allocated between Rallybio and Avenzo in the same proportion that the amount unsuccessfully disputed by such party bears to the total disputed amount of Rallybio Net Cash.

“Transaction Expenses” means, with respect to each party, all fees and expenses incurred by such party at or prior to the Effective Time in connection with the Contemplated Transactions and the Merger Agreement, including (a) any fees and expenses of legal counsel and accountants and the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of such party; (b) fees paid to the SEC in connection with filing the registration statement, the Proxy Statement, and any amendments and supplements thereto, with the SEC; (c) any fees and expenses in connection with the printing, mailing and distribution of the Proxy Statement and registration statement and any amendments and supplements thereto; (d) any fees and expenses payable to Nasdaq; and (e) any fees and expenses of the Rights Agent and the Exchange Agent.

Amendment of Merger Agreement

The Merger Agreement may be amended by the parties at any time with the written approval of Avenzo, Merger Sub and Rallybio, except that after the Merger Agreement has been adopted and approved by a party’s stockholders, no amendment which by law requires further approval by the stockholders of that party will be made without such further stockholder approval.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

Concurrently with the execution of the Merger Agreement, the executive officers and directors and certain other stockholders of Rallybio holding approximately 24.3% of the outstanding Rallybio capital stock as of May 31, 2026 entered into the Rallybio support agreements in favor of Avenzo, providing among other things, that such officers, directors and stockholders (x) will vote all of their shares of Rallybio capital stock, among other things: (i) in favor of approving the Contemplated Transactions, including the Rallybio Stockholder Matters, the Authorized Share Proposal and the other actions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party and (y) will not solicit or negotiate alternative acquisition proposal or inquiries in their capacities as stockholders of Rallybio.

Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of Avenzo holding approximately 78% of the shares of outstanding Avenzo Capital Stock as of May 31, 2026 entered into the Avenzo support agreements in favor of Rallybio, providing among other things, that such executive officers, directors and stockholders (x) will vote all of their shares of Avenzo Capital Stock, among other things: (i) in favor of adopting the Merger Agreement and approving the Merger, the other Contemplated Transactions, the Avenzo Stockholder Matters (as defined in the Merger Agreement) and the other actions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party and (y) will not solicit or negotiate alternative acquisition proposal or inquiries in their capacities as stockholders of Avenzo.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Avenzo holding approximately 90.1% of the outstanding shares of Avenzo Capital Stock as of May 31, 2026 entered into the Lock-Up Agreements, pursuant to which, subject to specified exceptions, such persons accepted certain restrictions on transfers of the shares of Rallybio Common Stock beneficially held by such persons or such persons’ family members (other than shares received as a result of the conversion of shares received in the Concurrent Financing) for the 180-day period following the Effective Time.

Subscription Agreement

Concurrently with the execution and delivery of the Merger Agreement, certain new and existing investors of Avenzo entered into the Subscription Agreement with Avenzo, pursuant to which such investors have agreed to purchase, immediately prior to the Merger, shares of Avenzo Common Stock representing an aggregate commitment of approximately $215.0 million in the Concurrent Financing. Under the Subscription Agreement, the number of shares of Avenzo Common Stock shall be determined at a purchase price per share equal to (i) a fixed valuation for Avenzo equal to approximately $300.0 million, (ii) divided by the number of shares of Avenzo Common Stock outstanding immediately prior to the Effective Time (excluding the securities being issued under the Subscription Agreement).

The shares of Avenzo Common Stock that are issued in the Concurrent Financing will be or will have the right to be, respectively, converted into shares of Rallybio Common Stock in the Merger. Accordingly, by approving Proposal No. 1 relating to the Merger, Rallybio stockholders will also be approving the issuance of shares of Rallybio Common Stock to be issued in exchange for all shares of Avenzo Common Stock that are sold in the Concurrent Financing.

The Subscription Agreement contains customary representations and warranties of Avenzo and also contains customary representations and warranties of the purchaser parties thereto.

Each purchaser’s obligation to purchase shares of Avenzo Common Stock from Avenzo pursuant to the Subscription Agreement is subject to the satisfaction or waiver of certain conditions, including:

∎

Avenzo’s representations and warranties in the Subscription Agreement being true and correct in all respects as of the effective date of the Subscription Agreement and true and correct in all material respects as of the closing date for the Concurrent Financing, subject to certain exceptions;

∎	Avenzo having performed and complied in all material respects with the obligations and conditions required to be performed or complied with by it;

∎	the issuance of a compliance certificate by an authorized officer of Avenzo;

∎

all consents, permits, approvals, qualifications, registrations and waivers necessary for the consummation of the purchase and sale of the securities under the Subscription Agreement having been obtained and in full force and effect;

∎	the issuance of a secretary’s certificate by the secretary of Avenzo;

∎

the satisfaction or waiver of all conditions to the Closing set forth in the Merger Agreement (other than the condition regarding the Concurrent Financing and other than those conditions which, by their nature, are to be satisfied at the Closing of the transactions contemplated by the Merger), the Closing being set to occur substantially concurrently with the closing of the Concurrent Financing, and the Merger Agreement not having been amended, modified or waived in a manner that would reasonably be expected to materially and adversely affect the benefits that the purchasers would reasonably expect to receive pursuant to the Subscription Agreement;

∎	no injunction having been issued prohibiting the consummation of the Concurrent Financing;

∎	Avenzo having delivered the Registration Rights Agreement required by the Subscription Agreement;

∎

the registration statement of which this proxy statement/prospectus forms a part shall have become effective under the Securities Act, no stop order shall be suspending the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC;

∎	the Nasdaq Listing Application shall have been approved by Nasdaq;

∎	no material adverse effect shall have occurred that is continuing, since the date of the Subscription Agreement;

∎	Avenzo having received at Closing aggregate proceeds from the purchase of securities pursuant to the Subscription Agreement of not less than $150.0 million; and

∎	an opinion from Avenzo counsel, dated as of the Closing.

Avenzo’s obligation to sell shares of Avenzo Common Stock to each purchaser pursuant to the Subscription Agreement is subject to the satisfaction or waiver of certain conditions, including:

∎

the representations and warranties made by the purchasers being true and correct as of the effective date of the Subscription Agreement and true and correct in all material respects as of the closing date of the Concurrent Financing, subject to certain exceptions;

∎	each purchaser having performed and complied with all obligations and conditions required to be performed or complied with by each purchaser;

∎	each purchaser having obtained all registrations, qualifications, permits and approvals, if any, required under applicable securities laws;

∎

the satisfaction or waiver of all conditions to the Closing set forth in the Merger Agreement (other than the condition regarding the Concurrent Financing and other than those conditions which, by their nature, are to be satisfied at the Closing of the transactions contemplated by the Merger) and the Closing being set to occur substantially concurrently with the closing of the Concurrent Financing,

∎	Avenzo having received payment in full from each purchaser as required by the Subscription Agreement, subject to certain exceptions; and

∎	no injunction having been issued prohibiting the consummation of the Concurrent Financing.

The Subscription Agreement may be changed, waived, amended or modified only by a written instrument executed by Avenzo and the purchasers holding, or having the right to purchase at the closing of the Concurrent Financing, a majority of the shares purchased or to be purchased in the Concurrent Financing, which must include each purchaser who has purchased or committed to purchase at least $25.0 million of shares of Avenzo Common Stock (the “Purchaser Majority”), subject to certain exceptions. The Subscription Agreement may be terminated upon the earlier to occur of (i) such date and time that the Merger Agreement is terminated in accordance with its terms,

(ii) upon the mutual written agreement of Avenzo and an applicable purchaser (provided such termination will not otherwise apply to other purchasers), (iii) by Avenzo, if on the closing date of the Concurrent Financing, any of the closing conditions of the purchasers have not been satisfied or waived, and, as a result thereof, the transactions contemplated by the Subscription Agreement are not consummated, (iv) by a purchasers, if on the closing date of the Concurrent Financing, any of the closing conditions of Avenzo have not been satisfied or waived, and, as a result thereof, the transactions contemplated by the Subscription Agreement are not consummated and (v) if the closing of the Concurrent Financing has not occurred by September 1, 2026 (or November 1, 2026 if the End Date is automatically extended pursuant to the terms of the Merger Agreement).

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of Subscription Agreement, which is attached hereto as Annex G.

Registration Rights Agreement

The Subscription Agreement contemplates Rallybio, Avenzo and the purchasers participating in the Concurrent Financing entering into the Registration Rights Agreement at the closing of the Concurrent Financing, pursuant to which, among other things, the combined company will agree to provide for the registration and resale of certain shares of Avenzo Common Stock that are held by the purchasers participating in the Concurrent Financing from time to time, including certain shares of Rallybio Common Stock issued in exchange for shares of Avenzo Common Stock sold in the Concurrent Financing.

Pursuant to the Registration Rights Agreement, the combined company will agree to prepare and file a resale registration statement covering the resale of certain shares of Rallybio Common Stock within 30 calendar days of the Closing pursuant to Rule 415 and to use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act until the earlier of (a) the date that all registrable securities covered by such registration statement (i) have been sold thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the combined company to be in compliance with the current public information requirement under Rule 144, and (b) five years after the date of the Registration Rights Agreement.

The Registration Rights Agreement also provides that the combined company will pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities. The form of Registration Rights Agreement is filed as Annex H to the registration statement of which this proxy statement/prospectus is a part, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Rallybio Contingent Value Rights Agreement

Prior to the Effective Time, Rallybio and the designated rights agent are expected to enter into the Rallybio CVR Agreement, pursuant to which, after the Closing Date, holders of Rallybio Common Stock, pre-funded warrants, restricted stock units and in the money stock options as of the close of business on the last business day prior to the day on which the Effective Time occurs will receive one Rallybio CVR for each outstanding share, or share underlying such pre-funded warrants or equity award, held by such holder. Each Rallybio CVR holder will be entitled to receive on a pro rata basis all of the proceeds received, if any, by Rallybio as a result of payment of (i) any upfront, milestone, or royalty payments received under any disposition agreement related to the Legacy Assets (as defined below), and (ii) any cash proceeds received from Recursion related to the earlier sale of Rallybio’s REV102 in July 2025, in each case, net of certain permitted deductions as set forth in the Rallybio CVR Agreement (collectively, the “Net Proceeds”). For a period of four months after the Closing, the combined company will use commercially reasonable efforts to effect the disposition of the Legacy Assets with respect to a third party that Rallybio had been in discussions with regarding a disposition prior to the Closing Date, subject to certain limitations.

“Legacy Assets” means Rallybio’s rights, assets, technology and intellectual property that were in existence immediately prior to the execution of the Merger Agreement and were used or generated prior to such execution in one or more of Rallybio’s research and development programs. For clarity, the Legacy Assets shall not include any asset, technology or intellectual property owned or controlled by Avenzo or its subsidiaries prior to the Closing.

Pursuant to the Rallybio CVR Agreement, each Rallybio CVR holder will be entitled to certain rights to receive a cash payment equal to such holder’s pro rata share of 100% of the Net Proceeds actually received by Rallybio during an annual period (or portion thereof) beginning on the effective date of the Rallybio CVR Agreement and ending on December 31 of any given calendar year (a “Rallybio CVR Payment”) during the period beginning on the Closing and ending on December 31, 2031 (each such annual period, a “CVR Payment Period”). Such proceeds are subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred by Rallybio or its affiliates, losses incurred or reasonably expected to be incurred by Rallybio or its affiliates due to third-party claims, demands, actions, or other proceedings relating to or in connection with any disposition, any liabilities borne by Rallybio or any of its affiliates pursuant to contracts related to Legacy Assets and any amounts payable to the designated rights agent.

The Rallybio CVR Payments, if any, will become payable to the designated rights agent for subsequent distribution to the Rallybio CVR holders. In the event that no such proceeds are received during a CVR Payment Period, holders of the Rallybio CVRs will not receive any payment pursuant to the Rallybio CVR Agreement for such CVR Payment Period. There can be no assurance that any Rallybio CVR holders will receive any Rallybio CVR Payments.

The right to the contingent payments contemplated by the Rallybio CVR Agreement is a contractual right only and is not transferable, except in the limited circumstances specified in the Rallybio CVR Agreement. The Rallybio CVRs are not evidenced by a certificate or any other instrument and are not registered with SEC. The Rallybio CVRs do not have any voting or dividend rights and do not represent any equity or ownership interest in Rallybio or any of its respective affiliates. No interest will accrue on any amounts payable in respect of the Rallybio CVRs.

Material U.S. Federal Income Tax Consequences of the Rallybio CVRs to U.S. holders of Rallybio Common Stock.

The following is a discussion of the material U.S. federal income tax consequences of the issuance of the Rallybio CVRs following the Closing Date and payments (if any) thereon to U.S. holders of Rallybio Common Stock. This discussion does not purport to be a complete analysis of all potential tax consequences and is based upon current provisions of the Code, existing Treasury regulations, judicial decisions and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to holders of Rallybio Common Stock as described in this summary.

This discussion does not address all U.S. federal income tax consequences relevant to U.S. holders of Rallybio Common Stock. In addition, it does not address consequences relevant to holders of Rallybio Common Stock that are subject to particular U.S. or non-U.S. tax rules, including, without limitation, to holders of Rallybio Common Stock that are:

∎	persons who do not hold their Rallybio Common Stock as a “capital asset” within the meaning of Section 1221 of the Code;

∎	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;

∎	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

∎	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

∎	subject to the alternative minimum tax provisions of the Code;

∎	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

∎	persons that have a functional currency other than the U.S. dollar;

∎	traders in securities who elect to apply a mark-to-market method of accounting;

∎

persons who hold shares of Rallybio Common Stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

∎	persons who acquired their shares of Rallybio stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

∎

persons subject to special tax accounting rules as a result of any item of gross income with respect to Rallybio stock being taken into account in an “applicable financial statement” (as defined in the Code);

∎	persons deemed to sell Rallybio Common Stock under the constructive sale provisions of the Code;

∎

persons who acquired their shares of Rallybio Common Stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

∎	expatriates or former citizens or long-term residents of the United States.

U.S. Holders of Rallybio Common Stock subject to particular U.S. or non-U.S. tax rules, including those that are described in the preceding paragraph, are urged to consult their own tax advisors regarding the consequences to them of Rallybio CVRs.

If an entity that is treated as a partnership for U.S. federal income tax purposes (or any other pass-through entity) holds Rallybio Common Stock, the U.S. federal income tax treatment of a partner in the partnership or other pass-through entity will generally depend upon the status of the partner, the activities of the partnership or other pass-through entity and certain determinations made at the partner level. If you are a partner of a partnership or other pass-through entity holding Rallybio Common Stock, you should consult your tax advisors regarding the tax consequences of the Merger.

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE CVRS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of “U.S. Holder”

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Rallybio Common Stock that is, for U.S. federal income tax purposes:

∎	an individual who is a citizen or resident of the United States;

∎	a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

∎

a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) is authorized or has the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

∎	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

Tax Treatment of the Rallybio CVRs and the Proposed Reverse Stock Split

Although the matter is not free from doubt, Rallybio intends to treat the issuance of the CVRs (together with any payments on the CVRs) and the proposed Reverse Stock Split as separate transactions for U.S. federal income tax purposes, and the following discussion (except as discussed below under “—Alternative Treatment of the CVRs and the Reverse Stock Split as a Single Recapitalization”) assumes this treatment will be respected. The IRS could challenge this position, however. Rallybio urges you to consult your tax advisor with respect to whether the issuance of the CVRs (and any payments on the CVRs), on the one hand, and the proposed Reverse Stock Split, on the other, constitute separate transactions.

Tax Treatment of the CVRs to U.S. holders of Rallybio Common Stock

There is no authority directly on point addressing whether contingent value rights with characteristics similar to the CVRs should be treated for federal income tax purposes as a distribution of property with respect to Rallybio Common Stock, an “open transaction,” or in some other manner, and such questions are inherently factual in nature. Accordingly, holders are urged to consult with their tax advisors regarding this issue.

Rallybio intends to report the issuance of the CVRs as a distribution of property with respect to its stock consistent with “closed transaction” treatment. Rallybio’s views and actions (and the fair market value figure ascribed to the

CVRs) are not dispositive with respect to the tax treatment or fair market value of the CVRs and are not binding on the IRS as to a U.S. holder’s tax treatment of the receipt of CVRs or the fair market value of the CVRs. The IRS and Treasury Department have expressly stated in Treasury Regulations that only in “rare and extraordinary cases” is the value of property so uncertain that “open transaction” treatment is available. Here, Rallybio has determined that the value of the CVRs on the Closing Date can be reasonably ascertained and, as a result, Rallybio intends to report the issuance of the CVRs as a distribution of property with respect to its stock consistent with “closed transaction” treatment.

The following sections discuss the U.S. federal income tax consequences of the CVRs if treated as a closed transaction or, alternatively, as an open transaction. It is also possible that the issuance of the CVRs could be treated as one or more “debt instruments” or as a distribution of equity. Rallybio U.S. holders are urged to consult their tax advisors regarding the tax consequences to them of the receipt of CVRs and payments on the CVRs.

Closed Transaction Treatment.

If treated as a closed transaction, each Rallybio U.S. holder will be treated as receiving a distribution in an amount equal to the fair market value of the CVR issued to such Rallybio U.S. holder on the date of the issuance. This distribution generally should be treated first as a taxable dividend to the extent of the Rallybio U.S. holder’s pro rata share of Rallybio’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Rallybio U.S. holder’s basis in its Rallybio Common Stock, and finally as capital gain from the sale or exchange of Rallybio Common Stock with respect to any remaining value. The amount of the distribution treated as a taxable dividend may depend on the date on which the CVR is treated as distributed to stockholders for U.S. federal income tax purposes, which is not entirely certain. Rallybio U.S. holders will receive a Form 1099-DIV notifying them of the portion of the CVR value that is reported by Rallybio as a dividend for U.S. federal income tax purposes. Although Rallybio will estimate the value of the CVRs for purposes of reporting on Form 1099-DIV to Rallybio U.S. holders, the value of the CVRs is uncertain and the IRS or a court could determine that the value of the CVRs at the time of issuance was higher. In such case, the Rallybio U.S. holders could be treated as having additional income or gain upon receipt of the CVRs as described above. A Rallybio U.S. holder’s initial tax basis in such holder’s CVR should equal the fair market value of such CVR on the date of their issuance. The holding period of such CVR should begin on the date of issuance.

The treatment of future payments received by a Rallybio U.S. holder on a CVR is uncertain. It is possible that payments received with respect to a CVR up to the amount of the Rallybio U.S. holder’s adjusted tax basis in the CVR, may be treated as a non-taxable return of a Rallybio U.S. holder’s adjusted tax basis in the CVR, with any amount received in excess of such basis treated as gain from the disposition of the CVR. Rallybio intends to treat any payment made in respect of a CVR in a manner consistent with the foregoing, but Rallybio’s position is not dispositive with respect to the tax treatment of such payments and is not binding on the IRS. Assuming that this method of reporting is correct, the gain will be long-term capital gain if the Rallybio U.S. holder has held the CVR for more than one year at the time of such payment. Payments with respect to a CVR could alternatively be treated as ordinary income. Rallybio U.S. holders are urged to consult their tax advisors regarding the characterization of payments received with respect to the CVRs.

Open Transaction Treatment.

If the issuance of the CVRs is treated as an open transaction, (because, for example, the value of the CVRs on the closing date cannot be “reasonably ascertained”), a Rallybio U.S. holder should not immediately take the CVRs into account in determining whether such holder must recognize income, if any, on the receipt of the CVRs and such holder would take no tax basis in the CVRs. Rather, the Rallybio U.S. holder’s U.S. federal income tax consequences would be determined at the time future payments, if any, with respect to the CVRs are received or deemed received, based on whether the CVRs are treated as a distribution of property or of equity, in accordance with the Rallybio U.S. holder’s regular method of accounting. As discussed above, Rallybio does not intend to report the issuance of the CVRs as an open transaction and the IRS may disagree with any Rallybio U.S. holder reporting the CVR issuance as an open transaction.

Alternative Treatment of the CVRs and the Proposed Reverse Stock Split as a Single Recapitalization

Notwithstanding Rallybio’s position that the CVRs and the proposed Reverse Stock Split are appropriately treated as separate transactions, it is possible that the IRS or a court could determine that the issuance of the CVRs (and/or any payments thereon) and the proposed Reverse Stock Split constitute a single “recapitalization” for U.S. federal income tax purposes with the CVRs constituting taxable “boot” received in such recapitalization exchange. In such case, the tax consequences of the CVRs and the proposed Reverse Stock Split would differ from those described above, including the timing and character of income, which would depend in part on many of the same considerations described above.

RALLYBIO EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Unless otherwise indicated or the context otherwise requires, references in this section to “Rallybio,” the “Company,” “we,” “us,” “our” and other similar terms refer to Rallybio and its subsidiaries.

Executive Officers

The following table identifies our executive officers, and sets forth their current positions at Rallybio Corporation, and their ages as of June 30, 2026.

NAME	AGE	POSITION
Stephen Uden, M.D.	68	President, Chief Executive Officer; Director
Jonathan I. Lieber, M.B.A.	56	Chief Financial Officer and Treasurer

You should refer to “Proposal No. 5—The Director Election Proposal” for information about our Chief Executive Officer, Stephen Uden, M.D. Biographical information for our other executive officers, as of June 30, 2026, is set forth below.

Jonathan I. Lieber, M.B.A., has been Chief Financial Officer and Treasurer of Rallybio since February 2023. Previously, Mr. Lieber, served as the Chief Financial Officer of Applied Genetic Technologies Corporation, a publicly-traded clinical-stage biotechnology company, from September 2021 until November 2022. From December 2018 until September 2021, Mr. Lieber was a Managing Director at Danforth Advisors, a firm providing strategic and operational finance and accounting for life science companies. From July 2015 until December 2018, Mr. Lieber served as Chief Financial Officer of Histogenics Corporation, a publicly traded cell therapy company. Mr. Lieber also served as the Chief Financial Officer of Metamark Genetics, Inc., Repligen Corporation, Xcellerex, Inc., and Altus Pharmaceuticals. Mr. Lieber began his career in healthcare as an investment banker at Salomon Brothers/Salomon Smith Barney and SG Cowen. He has been a member of the board of directors of Decoy Therapeutics, Inc. (Nasdaq: DCOY) since June 2020, Mindwalk Holdings Corp. (Nasdaq: HYFT) since July 2025 and Zola Pharmaceuticals (private) since February 2024. Mr. Lieber received a B.S. in business administration and finance from Boston University and an M.B.A. in finance from New York University’s Leonard N. Stern School of Business.

Director Independence

Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of the Nasdaq Stock Market require that, subject to specified exceptions, each member of a listed company’s audit and compensation committees be independent and that director nominees be selected or recommended for the board’s selection by independent directors constituting a majority of the independent directors or by a nominating and corporate governance committee comprised solely of independent directors. Under the rules of the Nasdaq Stock Market, a director will only qualify as “independent” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that such person is “independent” as defined under Nasdaq Stock Market and the rules under the Exchange Act.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board has determined that each of our directors, with the exception of Drs. Mackay and Uden, is an “independent director” as defined under applicable rules of the Nasdaq Stock Market. In addition, all members of our audit committee satisfy the independence criteria set forth in

Rule 10A-3 under the Exchange Act, and all members of our Compensation Committee satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act and are “non-employee directors” as defined in Section 16b-3 of the Exchange Act, and all members of the Nominating and Corporate Governance Committee are “independent” as defined under the applicable listing standards of Nasdaq. In making such determination, our Board considered the relationships that each such non-employee director has with our Company and all other facts and circumstances that our Board deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director. Dr. Mackay is not independent under these rules because he is a former employee of the Company and is party to a consulting agreement with the Company. Dr. Uden is not an independent director under these rules because he is an employee of Rallybio.

Board Meetings and Attendance

The Rallybio Board held 22 meetings during the year ended December 31, 2025. Each of the directors attended at least seventy-five percent (75%) of the meetings of the Rallybio Board and the committees of the Rallybio Board on which he or she served during the year ended December 31, 2025 (in each case, which were held during the period for which he or she was a director and/or a member of the applicable committee and excluding any meetings in which a director was an interested party).

While we do not have a formal policy regarding director attendance at the annual meeting of stockholders, we expect our Rallybio Board members to prepare for, attend and participate in all Rallybio Board and applicable committee meetings, including by means of remote communication. All members of the Rallybio Board attended the 2025 Annual Meeting.

Board of Directors Leadership Structure

Dr. Mackay serves as Chairman of the Rallybio Board. From August 1, 2023 until December 31, 2024, Dr. Mackay served as Executive Chairman, and prior to August 1, 2023 served as Chief Executive Officer and Chairman.

In December 2023, the independent directors designated a Lead Director, which is a role that is similar to the role of an independent Chairman. Ms. Soteropoulos has served as Lead Director since December 2023. As set forth in Rallybio’s Corporate Governance Guidelines, the Lead Director presides at meetings of the Board at which the Chairman, who is not currently independent, is not present, including executive sessions of our independent directors, serves as an independent point of contact for stockholders, and has other duties described in Rallybio’s Corporate Governance Guidelines, which are available on our website.

The independent members of the Rallybio Board have periodically reviewed the Rallybio Board’s leadership structure and have determined that Rallybio and its stockholders are well served with this structure. Dr. Mackay’s former service as chief executive officer provides him with valuable insights into the Company’s programs, operations, strategy and culture. In addition, Dr. Mackay serves on the board of directors of three public companies, and his corporate governance experience is incorporated into his leadership of the Rallybio Board. The Rallybio Board believes that it is in the best interests of Rallybio for the Rallybio Board to make a determination regarding whether or not to separate the roles of any chairperson and the Chief Executive Officer based on the then-current circumstances. Dr. Mackay has not served as Chief Executive Officer since August 2023.

Board Committees

The Rallybio Board has a standing Audit, Compensation and Nominating and Corporate Governance Committee. Each of our audit committee, Compensation Committee and Nominating and Corporate Governance Committee is comprised solely of independent directors, and is described more fully below. Each committee operates pursuant to a written charter and each reviews and assesses the adequacy of its charter periodically. The charters for each committee are all available on our website (www.rallybio.com) under the “Investors” section.

Audit Committee

Our audit committee is composed of Helen M. Boudreau, M.B.A., Robert Hopfner, R.Ph., Ph.D., M.B.A., Ronald Hunt, M.B.A., and Hui Liu, Ph.D., M.B.A., with Ms. Boudreau serving as Chair of the committee. The Rallybio Board has determined that each member of the audit committee meets the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of Nasdaq. The Rallybio Board has determined that

Ms. Boudreau is an “audit committee financial expert” within the meaning of the SEC, regulations and applicable listing standards of Nasdaq. The audit committee’s responsibilities include:

∎	appointing, approving the compensation of, and evaluating the qualifications, performance and independence of, our independent registered public accounting firm;

∎	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

∎	pre-approving all audit and permitted non-audit services to be performed by our independent registered public accounting firm;

∎	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures, including earnings releases;

∎	discussing with our independent registered public accounting firm critical audit matters and related disclosures;

∎	reviewing and discussing with management and our independent registered public accounting firm any material issues regarding accounting principles and financial statement presentations;

∎	reviewing disclosures about any significant deficiencies or material weaknesses in our internal controls, including disclosures in our annual and quarterly reports;

∎

coordinating The Rallybio Board’s oversight of our internal control over financial reporting, disclosure controls and procedures, code of business conduct and ethics, procedures for complaints and legal and regulatory matters;

∎	discussing our risk management policies with management;

∎	reviewing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

∎	meeting independently with our independent registered public accounting firm and management;

∎	reviewing and approving any related person transactions, in accordance with Company policy;

∎	overseeing our guidelines and policies governing risk assessment and risk management;

∎	overseeing the integrity of our information technology systems, process and data;

∎	preparing the audit committee report required by SEC rules;

∎	reviewing and assessing, at least annually, the adequacy of the audit committee’s charter; and

∎	performing, at least annually, an evaluation of the performance of the audit committee.

During the year ended December 31, 2025, the audit committee met 4 times. The report of the audit committee is included in this proxy statement/prospectus under “Audit Committee Report.”

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is composed of Wendy K. Chung, M.D., Ph.D., Robert Hopfner, R.Ph., Ph.D., M.B.A., Ronald Hunt, M.B.A. and Christine Nash, M.B.A., with Ms. Nash serving as Chair of the committee. The Rallybio Board has determined that each member of the Nominating and Corporate Governance Committee is “independent” as defined under the applicable listing standards of Nasdaq. The Nominating and Corporate Governance Committee’s responsibilities include:

∎	identifying individuals qualified to become members of the Rallybio Board consistent with criteria approved by the board and receiving nominations for such qualified individuals;

∎	recommending to the Rallybio Board the persons to be nominated for election as directors and to each committee of the Rallybio Board;

∎

considering and, if appropriate, establishing a policy under which our stockholders may recommend a candidate to the Nominating and Corporate Governance Committee for consideration for nomination as a director;

∎	reviewing and recommending committee slates on an annual basis;

∎	recommending to the Rallybio Board qualified candidates to fill vacancies on the Rallybio Board;

∎	developing and recommending to the Rallybio Board a set of corporate governance principles applicable to us and reviewing the principles on at least an annual basis;

∎	reviewing and making recommendations to the Rallybio Board with respect to our board leadership structure and board committee structure;

∎	reviewing our policies and program with respect to significant issues of corporate public responsibility;

∎	making recommendations to the Rallybio Board processes for annual evaluations of the performance of our Board and committees of the Rallybio Board;

∎	overseeing the process for annual evaluations of our Board and committees of the Rallybio Board;

∎	reviewing and reporting to the Rallybio Board any actual or potential conflicts of interest of members of the Rallybio Board;

∎	providing new director orientation and continuing education for existing directors on a periodic basis;

∎	overseeing plans for director succession;

∎	reviewing and assessing, at least annually, the adequacy of the Nominating and Corporate Governance Committee’s charter;

∎

reviewing and overseeing Rallybio’s initiatives regarding environmental, social and governance matters, including related risks and opportunities, and Rallybio’s public disclosure with respect to such matters; and

∎	performing, on an annual basis, an evaluation of the performance of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is responsible for developing and recommending to our Board criteria for membership on the Board. During the year ended December 31, 2025, the Nominating and Corporate Governance Committee met one time.

Compensation Committee

Our Compensation Committee is composed of Lucian Iancovici, M.D., Christine A. Nash, M.B.A. and Paula Soteropoulos, with Ms. Soteropoulos serving as Chair of the committee. Our Board has determined that each member of the Compensation Committee is “independent” as defined under the applicable listing standards of Nasdaq and meets the independence criteria set forth in Rule 10C-1 under the Exchange Act. The Compensation Committee’s responsibilities include:

∎	reviewing our overall management compensation strategy, including base salary, incentive compensation and equity-based grants;

∎	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers;

∎	recommending to the Rallybio Board the compensation of our chief executive officer and other executive officers;

∎	reviewing and making recommendations to the Rallybio Board with respect to non-employee director compensation;

∎	reviewing and administering our cash and equity incentive plans;

∎

reviewing, considering and selecting, to the extent determined to be advisable, a peer group of appropriate companies for purposes of benchmarking and analysis of compensation for our executive officers and non-employee directors;

∎	recommending to the Rallybio Board any stock ownership guidelines for our executive officers and non-employee directors;

∎	retaining, appointing or obtaining advice of a compensation consultant, legal counsel or other advisor and determining the compensation and independence of such consultant or advisor;

∎

preparing, if required, the compensation committee report on executive compensation for inclusion in our annual report on Form 10-K and our annual proxy statement in accordance with SEC proxy and disclosure rules;

∎	monitoring our compliance with the requirements of Sarbanes-Oxley relating to loans to directors and officers;

∎	overseeing our compliance with applicable SEC rules regarding stockholder approval of certain executive compensation matters;

∎	reviewing and approving all employment contracts and other compensation, severance and change-in-control arrangements for our executive officers;

∎	establishing and periodically reviewing policies and procedures with respect to perquisites as they relate to our executive officers;

∎	reviewing the risks associated with our compensation policies and practices;

∎

overseeing and presenting to the Rallybio Board management’s plans for succession to senior management positions based on guidelines developed and recommended by the Compensation Committee to the full Board;

∎	reviewing Rallybio’s strategies, initiatives and programs with respect to Rallybio’s management of human capital resources;

∎	reviewing and assessing, at least annually, the adequacy of the Compensation Committee’s charter; and

∎	performing, on an annual basis, an evaluation of the performance of the Compensation Committee.

Pursuant to its charter, the Compensation Committee has the authority to delegate any of its responsibilities to subcommittees and has the authority to delegate to the Chief Executive Officer the determination of compensation to employees other than executive officers under approved compensation programs to the maximum extent permitted by applicable law. During the year ended December 31, 2025, the Compensation Committee met five times.

Compensation Consultant

The Compensation Committee has engaged Pearl Meyer & Partners, LLC (“Pearl Meyer”), as its independent compensation consultant. Pearl Meyer provides analysis and recommendations to the Compensation Committee regarding:

∎	trends and emerging topics with respect to executive compensation;

∎	compensation programs for our executive officers, directors and employees; and

∎	stock utilization and related metrics.

When requested, Pearl Meyer consultants attend meetings of the Compensation Committee, including executive sessions in which executive compensation-related matters are discussed without the presence of management. Pearl Meyer reports to the Compensation Committee and not to management, although Pearl Meyer meets with management for purposes of gathering information for its analyses and recommendations.

In determining to engage Pearl Meyer, the Compensation Committee considered the independence of Pearl Meyer, taking into consideration relevant factors, including the absence of other services provided to the Company by Pearl Meyer, the amount of fees the Company paid to Pearl Meyer as a percentage of Pearl Meyer’s total revenue, the policies and procedures of Pearl Meyer that are designed to prevent conflicts of interest, any business or personal relationship of the individual compensation advisors employed by Pearl Meyer with any executive officer of the Company, any business or personal relationship the individual compensation advisors employed by Pearl Meyer have with any member of the Compensation Committee, and any stock of the Company owned by Pearl Meyer or the individual compensation advisors employed by Pearl Meyer. The Compensation Committee has determined, based on its analysis and in light of all relevant factors, including the factors listed above, that the work of Pearl Meyer and the individual compensation advisors employed by Pearl Meyer as compensation consultants to the Compensation Committee has not created any conflicts of interest, and that Pearl Meyer is independent pursuant to the independence standards set forth in the Nasdaq listing standards promulgated pursuant to Section 10C of the Exchange Act.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics for our directors, officers and employees, including our Chief Executive Officer and President and our Chief Financial Officer. A copy of our Code of Business Conduct and Ethics may be accessed free of charge by visiting our website at www.rallybio.com and going to the “Governance”

tab under the “Investors” section, or by requesting a copy in writing from our Secretary at our New Haven, Connecticut office. We intend to post on our website any amendment to, or waiver under, a provision of the Code of Business Conduct and Ethics that applies to our directors and certain of our executive officers within four business days following the date of such amendment or waiver.

Environmental, Social and Governance

We endeavor to develop and continuously execute on a scalable strategy that enables the Company to foster its culture and values, create positive social and environmental outcomes, and enhance our business. The Nominating and Corporate Governance Committee has been delegated oversight for such activities by the Rallybio Board. The Company seeks to integrate such considerations into its business in a manner that enhances long-term performance and value for stakeholders.

RALLYBIO EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Unless otherwise indicated or the context otherwise requires, references in this section to “Rallybio,” the “Company,” “we,” “us,” “our” and other similar terms refer to Rallybio and its subsidiaries.

Executive Compensation

Rallybio’s named executive officers for the year ended December 31, 2025 are:

∎	Stephen Uden, M.D., Chief Executive Officer and President;

∎	Jonathan I. Lieber, M.B.A., Chief Financial Officer and Treasurer; and

∎	Steven Ryder, M.D., Former Chief Medical Officer.(1)

(1)	Dr. Ryder’s employment with the Company terminated on March 31, 2026.

2025 Summary Compensation Table

The following table sets forth the compensation awarded to, earned by or paid to each of our named executive officers for the fiscal years ended December 31, 2025 and December 31, 2024.

NAME AND PRINCIPAL POSITION	YEAR	SALARY($)	STOCK AWARDS ($)		OPTION AWARDS ($)(1)	NON-EQUITY INCENTIVE COMPENSATION PLAN ($)(3)	ALL OTHER COMPENSATION ($)(4)	TOTAL ($)
Stephen Uden, M.D.	2025	590,000			298,988	259,600	8,380	1,156,969
President and Chief Executive Officer	2024	551,200			314,626	248,040	13,800	1,127,666
Jonathan I. Lieber	2025	478,400	104,688	(2)	118,620	153,088	14,000	868,796
Chief Financial Officer and Treasurer	2024	478,400			174,792	172,224	13,800	839,216
Steven Ryder, M.D.	2025	531,227			118,620	201,866	14,000	865,713
Former Chief Medical Officer	2024	531,277			174,792	191,242	13,800	911,061

(1)	The amounts shown in the “Option Awards” column represent the aggregate grant date fair value of options to purchase shares of Rallybio Common Stock granted to our named executive officers in fiscal years 2025 and 2024 computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used to value the options for this purpose are set forth in Note 7 to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

(2)	The amounts shown in the “Stock Awards” column represents the grant date fair value of the performance-based stock units granted in 2025, based on the probable outcome of the performance conditions at grant. The grant date fair value of the award, assuming all performance conditions were satisfied at the maximum level is $104,688. This award was subsequently cancelled and was not outstanding on December 31, 2025.

(3)	The amounts shown in the “Nonequity Incentive Plan Compensation” column represent annual bonuses earned with respect to fiscal years 2025 and 2024 under our annual bonus program as described below under “Annual incentive bonuses.”

(4)	The amounts shown in the “All Other Compensation” column for fiscal years 2025 and 2024 reflect 401(k) plan matching contributions, described below under “Employee and retirement benefits.”

Overview

The Compensation Committee of our Board of Directors is responsible for determining the compensation of named executive officers.

The Compensation Committee has engaged Pearl Meyer, an independent compensation consulting firm, to assist it in evaluating the Company’s executive and director compensation practices, including program design, identification of an appropriate peer group for compensation comparison purposes and providing pay benchmarking data. The Compensation Committee has assessed the independence of Pearl Meyer from management and, on the basis of that assessment and taking into consideration the independence factors that are required to be considered under applicable stock exchange rules, determined that no relationships exist that would create a conflict of interest or that would compromise Pearl Meyer’s independence.

Agreements with our named executive officers

In August 2023, Dr. Uden entered into a second amended and restated employment agreement with the Company and our operating company subsidiary, Rallybio, LLC, which sets forth the terms and conditions of Dr. Uden’s continued employment with us.

At the time of his commencement of employment, Mr. Lieber entered into an employment agreement with the Company and Rallybio, LLC, which sets forth the terms and conditions of Mr. Lieber’s employment with us.

On June 25, 2025, we entered into an employment agreement with Dr. Ryder.

The material terms of the agreements are described below. The terms “cause,” “good reason” and “change in control” referred to below are defined in the respective named executive officer’s agreement.

The employment agreements for Dr. Uden, Mr. Lieber and Dr. Ryder provide for an initial annual base salary, subject to review for increase by our Board of Directors or the Compensation Committee. Each employment agreement also provides for a target annual bonus as a percentage of annual base salary, with the actual amount of the bonus payable based upon the achievement of performance goals as determined by our Board of Directors or the Compensation Committee.

Base Salaries

Effective January 1, 2025, the annual base salary of Dr. Uden was increased from $551,200 to $590,000. The Compensation Committee reviewed pay benchmarking data for the Company’s peer group and for the position of Chief Executive Officer and President held by Dr. Uden, and recommended, and the Board of Directors approved, Dr. Uden’s 2025 base salary of $590,000. The annual base salaries of Mr. Lieber and Dr. Ryder remained unchanged at $478,400 and $531,227, respectively, for fiscal year 2025.

Annual incentive bonuses

With respect to fiscal year 2025, each of our named executive officers was eligible to receive an annual bonus. For fiscal year 2025, the target bonus amount for Dr. Uden was 55% of his annual base salary. For fiscal year 2025, the target bonus amount for each of Mr. Lieber and Dr. Ryder was 40% of the named executive officer’s annual base salary. Annual bonuses for fiscal year 2025 for our named executive officers were based on the attainment of pre-established corporate objectives as determined by the Compensation Committee and the Board of Directors. Following the end of fiscal year 2025, the Compensation Committee and the Board of Directors reviewed the Company’s performance against these goals and determined that the performance goals for the named executive officers were achieved at 80% of target for Dr. Uden and Mr. Lieber and 95% of target for Dr. Ryder. Dr. Uden earned a bonus of $259,600, Mr. Lieber earned a bonus of $153,088 and Dr. Ryder earned a bonus of $201,866.

Severance upon termination of employment; change in control; restrictive covenants

Employment Agreements for Dr. Uden and Mr. Lieber. Each of Dr. Uden and Mr. Lieber is entitled to severance payments and benefits in connection with certain qualifying terminations of employment under his respective employment agreement. In connection with the Merger, on May 31, 2026, each of Dr. Uden and Mr. Lieber entered into an amendment to his respective employment agreement to clarify that the Merger will constitute a “change in control” for purposes of each executive’s employment agreement. As a result, the enhanced change-in-control severance benefits described below will become payable in the event of a qualifying termination following the Closing. If the executive officer’s employment is terminated by us without cause, or by him for good reason, or as a result of our non-extension of the employment term, not in connection with a change in control, he will be entitled to receive: (i) any earned and payable, but unpaid, prior year annual bonus (or current year bonus if the termination occurs on the last day of the calendar year), (ii) continued payment of his annual base salary for a period of 12 months following termination and (iii) subject to his timely election of COBRA coverage, payment of a monthly amount equal to the monthly health premiums paid by us on behalf of the executive officer and his eligible dependents immediately prior to termination for 12 months following termination (or, if earlier, until such time as the executive officer ceases to be eligible for COBRA coverage or obtains health coverage from another employer). If the executive officer’s employment is terminated by reason of his death or disability, he will be entitled to receive (i) any earned and payable, but unpaid, prior year annual bonus (or current year bonus if the termination occurs on the last day of the calendar year) and (ii) continued payment of his annual base salary for a period of six months following termination.

If the executive officer’s employment is terminated by us without cause or by him for good reason, or as a result of our non-extension of the employment term, in each case within the 12-month period following a change in control, which includes the Merger, in lieu of the severance payments and benefits described above, he will be entitled to receive: (i) any earned and payable, but unpaid, prior year annual bonus (or current year bonus if the termination occurs on the last day of the calendar year), (ii) an amount equal to 1.5 times the sum of the executive officer’s annual base salary and target annual bonus, payable over 18 months following termination, (iii) subject to his timely election of COBRA coverage, payment of a monthly amount equal to the monthly health premiums paid by us on behalf of the executive officer and his eligible dependents immediately prior to termination for 18 months following termination (or, if earlier, until such time as the executive officer ceases to be eligible for COBRA coverage or obtains health coverage from another employer), and (iv) in the case of Mr. Lieber, full vesting of any outstanding and unvested equity awards, the vesting of which is based only on the passage of time, held by Mr. Lieber as of the date of termination. With respect to Dr. Uden, under his second amended and restated employment agreement, any outstanding and unvested equity awards, the vesting of which is based only on the passage of time, held by him as of a change in control will vest in full upon the consummation of the change in control, subject to Dr. Uden’s continued employment with us through the date of such change in control.

On May 31, 2026, we and Dr. Uden and Mr. Lieber entered into amendments to their respective employment agreements to clarify that the Merger will constitute a “change in control” for purposes of the agreement. As a result, the enhanced change-in-control severance benefits described above will be triggered in the event of a qualifying termination following the closing of the Merger.

Employment Agreement for Dr. Ryder. On June 25, 2025, we entered into an employment agreement with Dr. Ryder, pursuant to which Dr. Ryder served as our Chief Medical Officer at an initial annual base salary of $531,227 and was eligible to receive an annual target bonus of up to 40% of his base salary.

Under Dr. Ryder’s employment agreement, if Dr. Ryder’s employment was terminated by us without cause or by him for good reason, he was entitled to receive (i) any earned but unpaid annual bonus for a calendar year ending on or preceding the date of termination, (ii) continued payment of his annual base salary for a period of 12 months following termination, and (iii) subject to his timely election of COBRA coverage, payment of a monthly amount equal to the monthly health premiums paid by us on behalf of Dr. Ryder and his eligible dependents for 12 months following termination (or, if earlier, until such time as Dr. Ryder ceases to be eligible for COBRA coverage or obtains health coverage from another employer). If Dr. Ryder’s employment was terminated by us without cause or by him for good reason, in each case within the 12-month period following a change in control, which includes the Merger, in lieu of the severance payments and benefits described above, he would be entitled to receive (i) any earned but unpaid prior year annual bonus, (ii) an amount equal to 1.5 times the sum of his annual base salary and target annual bonus, payable over 18 months following termination, (iii) subject to his timely election of COBRA coverage, payment of a monthly amount equal to the monthly health premiums paid by us on behalf of Dr. Ryder and his eligible dependents for 18 months following termination (or, if earlier, until such time as Dr. Ryder ceases to be eligible for COBRA coverage or obtains health coverage from another employer), and (iv) full vesting of any outstanding and unvested equity awards, the vesting of which is based only on the passage of time, held by Dr. Ryder as of the date of termination.

In connection with Dr. Ryder’s separation on March 31, 2026, we and Dr. Ryder entered into a separation agreement pursuant to which, among other things, Dr. Ryder will receive the severance payments and benefits to which he is entitled under his employment agreement upon a termination without cause or for good reason and, upon Closing, will receive the enhanced severance payments due to him in the event of a qualifying termination in connection with a change in control. On May 29, 2026, we and Dr. Ryder entered into an amendment to his separation agreement to clarify that the Merger will constitute a “change in control” for purposes of the agreement.

Severance Subject to Release of Claims. Our obligation to provide a named executive officer with severance payments and other benefits under his respective employment agreement is conditioned on the executive officer signing a release of claims in favor of us.

Restrictive Covenants. Under their respective employment agreements, each of the named executive officers has agreed not to compete with us during his employment and for one year following his termination of employment or solicit our customers, employees, representatives, agents, vendors, joint venturers or licensors during his employment and for one year following his termination of employment. In addition, each named executive officer has agreed to a perpetual non-disparagement covenant. Each of the named executive officers is also party to a Confidential Information and Invention Assignment Agreement under which each named executive officer has agreed to a perpetual confidentiality covenant and an assignment of intellectual property covenant.

Better-of Provision. The employment agreements with each of the named executive officers also contain a Section 280G “better of” cutback provision, pursuant to which any payments or benefits that would constitute “parachute payments” within the meaning of Section 280G of the Code will be reduced to the extent necessary to avoid the imposition of the excise tax under Section 4999 of the Code, but only if such reduction would result in a greater after-tax benefit to the named executive officer.

Employee and retirement benefits

We currently provide broad-based health and welfare benefits that are available to all of our employees, including our named executive officers, including health, life and AD&D, disability, vision and dental insurance. We maintain a tax-qualified retirement plan (“401(k) Plan”), for our full-time employees, including our named executive officers. The 401(k) Plan provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual limits provided for in the Internal Revenue Code (the “Code”). We make matching contributions into the 401(k) Plan on behalf of participants, equal to up to 3% of eligible compensation. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. Our 401(k) Plan is intended to be qualified under Section 401(a) of the Code with our 401(k) Plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to our 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from our 401(k) Plan.

Insider Trading Policy

The Company adopted an insider trading policy in connection with the Company’s initial public offering in August 2021. The insider trading policy prohibits our officers, directors, and employees from purchasing or selling the Company’s securities while in possession of material, nonpublic information, prohibits any hedging, short sales or pledging transactions with respect to the Company’s securities by directors, officers and all employees, and includes requirements regarding Rule 10b5-1 plans. In addition, it is the Company’s policy to comply with all applicable securities laws when transacting in its own securities.

Clawback

In accordance with the requirements of the Dodd-Frank Act, SEC rules and Nasdaq listing standards, we maintain a clawback policy that requires recoupment of erroneously-awarded incentive compensation received by current or former executive officers in the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under applicable securities laws.

Equity compensation

In fiscal year 2025, Dr. Uden was granted an option to purchase 56,711 shares of our common stock under the 2021 Plan, which vests in 48 equal monthly installments over four years, with a grant date fair value of $298,988. Mr. Lieber and Dr. Ryder were each granted an option to purchase 22,499 shares of our common stock under the 2021 Plan, which vests in 48 equal monthly installments over four years, with a grant date fair value of $118,620 each. Each of these options was granted on February 14, 2025 with a per share exercise price of $6.08, the closing price of a share of our common stock on the date of grant (as adjusted for the 1-for-8 reverse stock split effective February 6, 2026). In each case, vesting is generally subject to the named executive officer’s continued employment with us through the applicable vesting date.

On January 29, 2025, Mr. Lieber was granted 15,000 performance-based restricted stock units (“PSUs”) under the 2021 Plan. The January 2025 PSUs were subsequently cancelled during fiscal year 2025 and were not outstanding as of December 31, 2025.

On February 18, 2026, Mr. Lieber was granted 5,000 PSUs under the 2021 Plan. Of the 5,000 PSUs, 2,500 vested on the date of grant. The remaining 2,500 PSUs (the “CIC PSUs”) will vest on the six-month anniversary of a

Change in Control, which includes the Merger, but only if a Change in Control is consummated on or before December 31, 2026, subject to Mr. Lieber’s continued employment with the Company from the date of grant through the vesting date. If a Change in Control has not occurred on or before December 31, 2026, the CIC PSUs will be automatically forfeited for no consideration.

The Compensation Committee generally grants options annually to executives and seeks to make such grants on or around the same date each year. Throughout the year, equity awards may be made to new hires or in connection with promotions or other changes in employment, or, as in the case of the February 2026 PSU grant, in connection with a pending transaction. The Compensation Committee does not grant equity-based awards in anticipation of the release of material nonpublic information and does not time the disclosure of material nonpublic information for purposes of affecting the value of executive compensation. In addition, during 2025, we did not grant options to any named executive officer during the four business days prior to or the one business day following the filing of a periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of a Form 8-K that discloses material nonpublic information.

Outstanding Equity Awards at Fiscal 2025 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of the end of fiscal year 2025 (as adjusted for the 1-for-8 reverse stock split effective February 6, 2026):

	OPTION AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE		OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
Stephen Uden, M.D.	20,000	—		104.00	7/28/2031	(2)
	7,428	322	(1)	120.32	2/7/2032	(3)
	18,952	7,798	(1)	52.00	2/6/2033	(4)
	12,384	14,615	(1)	14.88	2/15/2034	(5)
	11,821	44,890	(1)	6.08	2/14/2035	(6)
Jonathan I. Lieber	21,254	8,745		54.48	2/1/2033	(7)
	6,880	8,119	(1)	14.88	2/15/2034	(8)
	4,690	17,809	(1)	6.08	2/14/2035	(9)
Steven Ryder, M.D.	20,000			104.00	7/28/2031	(2)
	7,428	322	(1)	120.32	2/7/2032	(3)
	10,543	4,331	(1)	52.00	2/6/2033	(10)
	6,880	8,119	(1)	14.88	2/15/2034	(8)
	4,690	17,809	(1)	6.08	2/14/2035	(9)

(1)	Each stock option vests in 48 equal monthly installments over four years from the date of grant, generally subject to the named executive officer’s continued employment with the Company through each applicable vesting date. See “Severance upon termination of employment; change in control; restrictive covenants.”

(2)	Represents an option to purchase 20,000 shares of our common stock, granted on July 28, 2021, which vested as to 25% of the underlying shares on July 28, 2022. The remaining 75% of the underlying shares vest in 36 equal monthly installments thereafter, generally subject to the named executive officer’s continued employment or service with us through the applicable vesting date.

(3)	Represents an option to purchase 7,750 shares of our common stock, granted on February 7, 2022, which vests in 48 equal monthly installments, generally subject to the named executive officer’s continued employment or service with us through the applicable vesting date.

(4)	Represents an option to purchase 26,750 shares of our common stock, granted on February 6, 2023, which vests in 48 equal monthly installments, generally subject to the named executive officer’s continued employment or service with us through the applicable vesting date.

(5)	Represents an option to purchase 26,999 shares of our common stock, granted on February 15, 2024, which vests in 48 equal monthly installments, generally subject to the named executive officer’s continued employment or service with us through the applicable vesting date.

(6)	Represents an option to purchase 56,711 shares of our common stock, granted on February 14, 2025, which vests in 48 equal monthly installments, generally subject to the named executive officer’s continued employment or service with us through the applicable vesting date.

(7)	Represents an option to purchase 29,999 shares of our common stock, granted on February 1, 2023, which vested as to 25% of the underlying shares on February 1, 2024 and vests as to the remaining 75% of the underlying shares of common stock in 36 equal monthly installments thereafter, generally subject to the named executive officer’s continued employment with us through the applicable vesting date.

(8)	Represents an option to purchase 14,999 shares of our common stock, granted on February 15, 2024, which vests in 48 equal monthly installments, generally subject to the named executive officer’s continued employment with us through the applicable vesting date.

(9)	Represents an option to purchase 22,499 shares of our common stock, granted on February 14, 2025, which vests in 48 equal monthly installments, generally subject to the named executive officer’s continued employment with us through the applicable vesting date.

(10)	Represents an option to purchase 14,874 shares of our common stock, granted on February 6, 2023, which vests in 48 equal monthly installments, generally subject to the named executive officer’s continued employment or service with us through the applicable vesting date.

Director compensation

The following table sets forth the compensation awarded to, earned by or paid to our non-employee directors during the fiscal year ended December 31, 2025. Dr. Uden did not receive compensation for his service as a director in 2025. His compensation for 2025 is included in the Summary Compensation Table above.

NAME	FEES EARNED OR PAID IN CASH ($)(1)		OPTION AWARDS ($)(2)		ALL OTHER COMPENSATION ($)		TOTAL ($)
Helen M. Boudreau, M.B.A.	55,000		7,228	(4)			62,228
Wendy Chung, M.D., Ph.D.	44,000		7,228	(4)			51,228
Robert Hopfner, R.Ph., Ph.D., M.B.A.	51,500	(3)	7,228	(4)			58,728
Ronald Hunt, M.B.A.	51,500	(3)	7,228	(4)			58,728
Lucian Iancovici, M.D.(5)	—		—				—
Hui Liu Ph.D., M.B.A.	47,500	(3)	7,228	(4)			54,728
Christine A. Nash, M.B.A.	52,600		7,228	(4)			59,828
Martin Mackay, Ph.D.	65,000	(3)	7,228	(4)	225,000	(6)	297,228
Paula Soteropoulos	75,500		7,228	(4)			82,728

(1)	The amounts reported in this column represent cash fees earned in fiscal year 2025, including amounts that certain non-employee directors elected to receive in the form of an option to purchase shares of our common stock as noted by footnote 4. Non-employee directors may elect to receive their annual cash retainer in the form of an option to purchase shares of our common stock, which vests in 12 equal monthly installments on the last day of each month during such calendar year, subject to the director’s continued service on our Board of Directors. The grant date of these in-lieu-of-cash options was January 2, 2025 and the number of options granted to each non-employee director was based on their annual fees to be earned and the grant date fair value of the option to purchase shares of common stock computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used to value the options for this purpose are set forth in Note 7 to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

(2)	The amounts reported in this column represent the grant date fair value of options to purchase shares of our common stock granted to our non-employee directors in May 2025, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used to value the options for this purpose are set forth in Note 7 to our consolidated financial statements included elsewhere in this proxy statement/prospectus. As of December 31, 2025, the following non-employee directors held the following number of option awards: Ms. Boudreau—10,920; Dr. Chung—11,713; Dr. Hopfner—20,896; Mr. Hunt—25,920; Dr. Liu—20,961; Ms. Nash—11,200; Dr. Mackay—96,668; and Ms. Soteropoulos—11,591. Dr. Iancovici did not hold any stock options as of December 31, 2025. As of December 31, 2025, none of the non-employee directors held unvested restricted stock awards.

(3)	The non-employee director elected to receive his or her annual cash retainer in the form of an option to purchase shares of our common stock. The terms of the option to purchase shares of our common stock are described below under “Director compensation policy”.

(4)	Represents the grant date fair value of the annual stock option grant to purchase 3,562 shares of our common stock under the 2021 Plan, granted on May 13, 2025 at a per share exercise price of $2.38. The annual option vests in full on the earlier of the first anniversary of the date of grant or the next annual meeting of our stockholders, subject to the director’s continued service on the Board of Directors through the vesting date.

(5)	Dr. Iancovici declined to accept a stock option grant or a cash retainer in respect of his service as a director in 2025.

(6)	Represents consulting fees paid to Dr. Mackay pursuant to his consulting agreement with the Company and Rallybio, LLC, effective January 1, 2025, at a rate of $18,750 per month ($225,000 for the full year).

Director compensation policy

The Board of Directors adopted a non-employee director compensation policy for members of our Board of Directors. In December 2024, the Board of Directors updated the non-employee director compensation policy for compensation payable in 2025. Under the non-employee director compensation policy applicable to 2025 director compensation to the extent not updated as described below, our non-employee directors were and are compensated as follows:

∎	each non-employee director receives an annual cash fee of $40,000 ($65,000 for the chair of our Board of Directors and $63,500 for the lead director, if applicable);

∎	each non-employee director who is a member of the Audit Committee receives an additional annual cash fee of $7,500 ($15,000 for the Audit Committee chair);

∎	each non-employee director who is a member of the Compensation Committee receives an additional annual cash fee of $6,000 ($12,000 for the Compensation Committee chair);

∎

each non-employee director who is a member of the Nominating and Corporate Governance Committee receives an additional annual cash fee of $4,000 ($8,000 for the Nominating and Corporate Governance Committee chair).

∎

each non-employee director will annually be granted an option to purchase 3,562 shares (as adjusted for the 1-for-8 reverse stock split effective February 6, 2026) of our common stock under the 2021 Plan on the date of the first meeting of our Board of Directors held after the annual meeting of our stockholders, prorated for non-employee directors initially elected or appointed to our Board of Directors during the 12 months preceding the grant date to reflect the number of months of service during such 12-month period.

Prior to January 1st of any year, a non-employee director may elect to receive his or her annual cash retainer in the form of an option to purchase shares of our common stock, which is expected to vest in 12 equal monthly installments, on the last day of each month during such calendar year, subject to the director’s continued service on our Board of Directors through each applicable vesting date. Four of our non-employee directors made such an election with respect to their 2025 cash retainers.

The stock options granted to our non-employee directors will have a per share exercise price equal to the closing price of a share of our common stock on the date of grant (or the immediately preceding date on which a closing price was reported if there is no closing price on the date of grant) and will expire not later than ten years after the date of grant. The stock option granted to a non-employee director upon the non-employee director’s initial election or appointment to our Board of Directors will vest in three equal annual installments, subject to the director’s continued service on our Board of Directors through each applicable vesting date. The annual stock options granted to our non-employee directors will vest in full on the earlier of the first anniversary of the date of grant or the next annual meeting of our stockholders, subject to the director’s continued service on our Board of Directors through the vesting date. Upon a change in control (as defined in the 2021 Plan (or as such term or similar term is defined in any successor plan)), each initial stock option and each annual stock option that is then outstanding will vest in full, subject to the director’s continued service on our Board of Directors through such change in control.

All cash fees will be paid quarterly, in arrears, or upon the earlier resignation or removal of the non-employee director. The amount of each payment will be prorated for any portion of a calendar quarter that a non-employee director is not serving on our Board of Directors, based on the number of calendar days served by such non-employee director.

Each non-employee director is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of our Board of Directors and any committee on which he or she serves.

The Compensation Committee reviews and makes recommendations to our Board of Directors regarding the non-employee director compensation arrangements, and the Board of Directors reviews and approves non-employee director compensation. The Compensation Committee considers information regarding director compensation paid at peer companies, including an evaluation of such compensation practices by the Compensation Committee’s compensation consultant. In December 2025 following a recommendation from the Compensation Committee, the

Board of Directors did not make any changes to the non-employee director compensation policy, applicable to 2026 director compensation, except the annual option to purchase shares of our common stock was increased from an option to purchase 3,562 shares of our common stock to an option to purchase 3,750 shares of our common stock (in each case, as adjusted for the 1-for-8 reverse stock split effective February 6, 2026).

AVENZO EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

This section provides an overview of Avenzo’s executive compensation programs as they relate to the executive officers named below who are expected to become executive officers of the combined company (“named executive officers”), including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. For the year ended December 31, 2025, Avenzo’s named executive officers were:

∎	Athena Countouriotis, M.D., Avenzo’s President, Chief Executive Officer and Chair of the Board of Directors;

∎	Mohammad Hirmand, M.D., Avenzo’s Executive Vice President and Chief Medical Officer; and

∎	Brian Sun, J.D., Avenzo’s Senior Vice President, Chief Legal Officer and Corporate Secretary.

2025 Summary Compensation Table

The following table sets forth information regarding compensation earned with respect to the years ended December 31, 2025 and 2024 by Avenzo’s named executive officers.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	OPTION AWARDS(1) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION(2) ($)	ALL OTHER COMPENSATION ($)		TOTAL ($)
Athena Countouriotis, M.D.	2025	766,992	7,980,601	577,032	14,311	(3)	9,338,936
President, Chief Executive Officer and Chair of the Board of Directors	2024	744,485	1,820,051	781,709	17,631	(4)	3,363,876
Mohammad Hirmand, M.D.	2025	579,304	1,880,187	280,865	14,311	(3)	2,754,667
Executive Vice President and Chief Medical Officer	2024	562,380	383,169	370,749	14,111	(5)	1,330,409
Brian Sun, J.D.	2025	493,620	900,435	239,222	14,311	(3)	1,647,589
Senior Vice President, Chief Legal Officer and Corporate Secretary	2024	476,685	191,586	314,255	14,111	(5)	996,636

(1)	Amounts reflect the aggregate grant date fair value of the option awards granted during the applicable year computed in accordance with Financial Accounting Standards Board, Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“FASB ASC 718”). Assumptions used in the calculation of the grant date fair value of each option award granted are described in Note 2 to Avenzo’s audited consolidated financial statements and notes appearing elsewhere in this proxy statement/prospectus. These amounts do not reflect the actual economic value that may be realized by Avenzo’s named executive officers upon the vesting of the option awards, the exercise of the option awards, or any subsequent sale of common stock underlying such option awards.

(2)	Amounts represent the annual cash performance bonus earned in the applicable year. Please see the description of bonus compensation under “—Bonus Opportunity” below.

(3)	Consists of (i) $14,000 for 401(k) plan contributions and (ii) $311 of life insurance premiums.

(4)	Consists of (i) $13,200 for 401(k) plan contributions, (ii) $3,739 for home office furniture, (iii) $381 for rental car reimbursements and (iv) $311 of life insurance premiums.

(5)	Consists of (i) $13,800 for 401(k) plan contributions and (ii) $311 of life insurance premiums.

Narrative to the Summary Compensation Table

Annual Base Salary

The base salary of Avenzo’s named executive officers is generally determined and approved by the Avenzo Board of Directors (the “Board”) in connection with the commencement of employment of the named executive officer and may be adjusted from time to time thereafter as the Avenzo Board determines appropriate. The 2025 annual base salaries for Dr. Countouriotis, Dr. Hirmand and Mr. Sun were $766,819, $579,251 and $493,369, respectively.

Bonus Opportunity

In addition to base salaries, each of Avenzo’s named executive officers is eligible to earn annual cash bonuses, which are designed to provide appropriate incentives to Avenzo’s named executive officers to achieve defined annual corporate goals and/or individual objective and milestones. The annual bonus awarded to each named executive officer may be based in part on the extent to which Avenzo achieves corporate goals. At the end of the year, the Avenzo Board, following recommendations of the Avenzo Compensation Committee of the Board (the “Compensation Committee”), reviews Avenzo’s performance against each corporate goal and considers the extent to which Avenzo achieved each of its corporate goals. The Avenzo Board also generally considers each named executive officer’s individual contributions toward reaching these goals. The bonus amounts vary from year to year based on corporate performance.

For 2025, each of Dr. Countouriotis, Dr. Hirmand and Mr. Sun was eligible for a target bonus equal to 70%, 45% and 45% of their base salary, respectively. In February 2026, the Avenzo Board, upon recommendation of the Avenzo Compensation Committee, determined that Avenzo achieved 107.5% of its 2025 corporate goals and approved payment of an aggregate amount equivalent to 107.5% of each named executive officer’s 2025 target bonus with respect to corporate performance. As a result, Dr. Countouriotis received a cash bonus of $577,032 (which was based 100% on corporate performance), Dr. Hirmand received a cash bonus of $280,865 (which was based 90% on corporate performance and 10% on individual performance (at a 110% individual performance level)), and Mr. Sun received a cash bonus of $239,222 (which was based 90% on corporate performance and 10% on individual performance (at a 110% individual performance level)).

Equity-Based Incentive Awards

Avenzo’s equity-based incentive awards are designed to align Avenzo’s named executive officers’ interests with those of its stockholders and to retain and incentivize Avenzo’s named executive officers over the long-term. To date, Avenzo has used stock option grants and sales of restricted stock for this purpose because it believes they are an effective means by which to align the long-term interests of its executive officers with those of its stockholders. Each stock option award was granted under the Avenzo Therapeutics, Inc. 2022 Equity Incentive Plan, as amended (the “Avenzo 2022 Plan”), and restricted stock was sold pursuant to common stock purchase agreements, as described below in the Outstanding Equity Awards at Fiscal Year End table below. The terms of the Avenzo 2022 Plan are described below under the subsection titled “—Equity Incentive Plan—Avenzo 2022 Equity Incentive Plan.”

The Avenzo Board or an authorized committee thereof is responsible for approving equity grants. Vesting of equity awards is generally tied to continuous service with Avenzo and serves as an additional retention measure. Avenzo’s named executive officers generally are awarded an initial new hire grant upon commencement of employment. Additional grants may occur periodically in order to specifically incentivize Avenzo’s named executive officers with respect to achieving certain corporate goals or to reward Avenzo’s named executive officers for exceptional performance. Our named executive officers also have certain anti-dilution protection pursuant to their applicable employment agreements as described under “—Employment Arrangements with Avenzo’s Named Executive Officers” below.

In (i) January 2025, the Avenzo Board granted Dr. Countouriotis, Dr. Hirmand and Mr. Sun options to purchase 9,224,774, 1,942,058 and 971,029 shares of Avenzo Class A common stock (“Common Stock”), respectively, each at an exercise price equal to $1.06 per share, and (ii) October 2025, the Avenzo Board granted Dr. Countouriotis, Dr. Hirmand and Mr. Sun options to purchase 2,146,908, 731,077 and 310,213 shares of Avenzo Common Stock, respectively, each at an exercise price equal to $1.08 per share, which vest as follows: one-fourth of the total shares vested on August 15, 2023 for Dr. Countouriotis and on August 17, 2023 for Dr. Hirmand and Mr. Sun and one-forty-eighth of the total shares shall vest monthly commencing on August 15, 2023 for Dr. Countouriotis and on August 17, 2023 for Dr. Hirmand and Mr. Sun, in each case subject to the applicable executive’s continued service to Avenzo. Each of the option grants includes an early exercise feature. The terms of these awards are further described under “—Outstanding Equity Awards at Fiscal Year End” below.

Employment Arrangements with Avenzo’s Named Executive Officers

We have employment agreements with each of our named executive officers. The material terms of each of these agreements are described below. The employment of each of our named executive officers is “at will” and may be terminated at any time.

Dr. Countouriotis. In August 2025, Avenzo entered into an amended and restated employment agreement with Dr. Countouriotis (the “Countouriotis Agreement”), which governs the terms of her employment with Avenzo.

Pursuant to the Countouriotis Agreement, Dr. Countouriotis is entitled to an initial annual base salary of $766,819 (most recently increased to $789,824), and is eligible to receive an annual target bonus of up to 70% of her annual base salary, payable based on the achievement of corporate and/or individual objectives and milestones as determined by the Avenzo Board. The Countouriotis Agreement provides for certain severance benefits to be paid in the event of a termination under certain circumstances, which are described below under “—Potential Payments Upon Termination or Change in Control.”

The Countouriotis Agreement also provides Dr. Countouriotis with anti-dilution protection pursuant to which, subject to approval by the Avenzo Board, Dr. Countouriotis is entitled to receive additional option grants to maintain specified ownership thresholds of Avenzo’s fully-diluted capitalization (ranging from 8.5% to 9.5%, depending on the nature and valuation of the applicable dilutive event, including equity financings, an initial public offering (“IPO”) or a change in control (as defined in the Countouriotis Agreement)). In connection with and promptly following the consummation of the Concurrent Financing and the Merger, Dr. Countouriotis is expected to receive, subject to approval by the combined company’s board of directors, an additional option grant to purchase a number of shares of the combined company’s common stock in an amount that will cause Dr. Countouriotis’ equity holdings in the combined company after the option is granted (and excluding any shares of the combined company’s common stock received by Dr. Countouriotis in exchange for shares of Avenzo preferred stock held by Dr. Countouriotis) to equal 8.5% of the combined company’s fully diluted capitalization. Following the consummation of the Concurrent Financing and the Merger, Dr. Countouriotis and Avenzo intend to amend the Countouriotis Agreement to remove such anti-dilution provisions.

Dr. Hirmand. In August 2022, Avenzo entered into an employment agreement with Dr. Hirmand (the “Hirmand Agreement”), which governs the terms of his employment with Avenzo. Pursuant to the Hirmand Agreement, Dr. Hirmand is entitled to an initial annual base salary of $525,000 (most recently increased to $596,629), and is eligible to receive an annual target bonus of up to 45% of his annual base salary, payable based on the achievement of corporate and/or individual objectives and milestones as determined by the Avenzo Board or Avenzo Compensation Committee. The Hirmand Agreement provides for certain severance benefits to be paid in the event of a termination under certain circumstances, which are described below under “—Potential Payments Upon Termination or Change in Control.”

The Hirmand Agreement also provides Dr. Hirmand with anti-dilution protection pursuant to which, subject to approval by the Avenzo Board, Dr. Hirmand is entitled to receive additional option grants to maintain specified ownership thresholds of Avenzo’s fully-diluted capitalization (ranging from 1.0% to 2.0%, depending on the nature and valuation of the applicable dilutive event, including equity financings, an IPO or a change in control (as defined in the Hirmand Agreement)). In connection with and promptly following the consummation of the Concurrent Financing and the Merger, Dr. Hirmand is expected to receive, subject to approval by the combined company’s board of directors, an additional option grant to purchase a number of shares of the combined company’s common stock in an amount that will cause Dr. Hirmand’s equity holdings in the combined company after the option is granted to equal 2.0% of the combined company’s fully diluted capitalization. Following the consummation of the Concurrent Financing and the Merger, Dr. Hirmand and Avenzo intend to amend the Hirmand Agreement to remove such anti-dilution provisions.

Mr. Sun. In August 2022, Avenzo entered into an employment agreement with Mr. Sun (the “Sun Agreement”), which governs the terms of his employment with Avenzo. Pursuant to the Sun Agreement, Mr. Sun is entitled to an initial annual base salary of $445,000 (most recently increased to $508,170), and is eligible to receive an annual target bonus of up to 45% of his annual base salary, payable based on the achievement of corporate and/or individual objectives and milestones as determined by the Avenzo Board or Avenzo Compensation Committee. The Sun Agreement provides for certain severance benefits to be paid in the event of a termination under certain circumstances, which are described below under “—Potential Payments Upon Termination or Change in Control.”

The Sun Agreement also provides Mr. Sun with anti-dilution protection pursuant to which, subject to approval by the Avenzo Board, Mr. Sun is entitled to receive additional option grants to maintain a 0.75% ownership threshold of Avenzo’s fully-diluted capitalization upon the occurrence of certain dilutive event, including equity financings, an IPO or a change in control (as defined in the Sun Agreement). In connection with and promptly following the consummation of the Concurrent Financing and the Merger, Mr. Sun is expected to receive, subject to approval by the combined company’s board of directors, an additional option grant to purchase a number of shares of the combined company’s common stock in an amount that will cause Mr. Sun’s equity holdings in the combined company after the option is granted to equal 0.96% of the combined company’s fully diluted capitalization. Following the consummation of the Concurrent Financing and the Merger, Mr. Sun and Avenzo intend to amend the Sun Agreement to remove such anti-dilution provisions.

Potential Payments Upon Termination or Change in Control

For Dr. Countouriotis, upon a termination without “cause” or resignation for “good reason” (each as defined in the Countouriotis Agreement), subject to Dr. Countouriotis’ execution of a general release of claims, Avenzo will provide the following severance benefits: (a) continued payment of Dr. Countouriotis’ base salary in effect on the termination date for a period of 18 months, (b) upon timely election of continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), payment of COBRA premiums for up to 18 months following termination of Dr. Countouriotis’ employment, (c) a lump sum cash payment equal to 150% of Dr. Countouriotis’ target bonus for the year in which Dr. Countouriotis’ termination occurs and (d) 18 months of accelerated vesting of all outstanding equity awards that are subject to time-based vesting, measured from the date of termination. If such termination or resignation occurs within three months preceding or 12 months immediately following a change in control (as defined in the Countouriotis Agreement), then, subject to Dr. Countouriotis’ execution of a general release of claims, Avenzo will instead provide the following severance benefits: (a) a lump sum cash payment equal to 24 months of Dr. Countouriotis’ base salary in effect on the termination date, (b) upon timely election of continued coverage under COBRA, payment of COBRA premiums for up to 24 months following termination of Dr. Countouriotis’ employment, (c) a lump sum cash payment equal to 200% of Dr. Countouriotis’ target bonus for the year in which Dr. Countouriotis’ termination occurs and (d) 100% accelerated vesting of all outstanding equity awards that are subject to time-based vesting.

For Dr. Hirmand, upon a termination without “cause” or resignation for “good reason” (each as defined in the Hirmand Agreement), subject to Dr. Hirmand’s execution of a general release of claims, Avenzo will provide the following severance benefits: (a) continued payment of Dr. Hirmand’s base salary in effect on the termination date for a period of 12 months and (b) upon timely election of continued coverage under COBRA, payment of COBRA premiums for up to 12 months following termination of Dr. Hirmand’s employment. If such termination or resignation occurs within three months preceding or 12 months immediately following a change in control (as defined in the Hirmand Agreement), then, subject to Dr. Hirmand’s execution of a general release of claims, Avenzo will instead provide the following severance benefits: (a) a lump sum cash payment equal to 18 months of Dr. Hirmand’s base salary in effect on the termination date, (b) upon timely election of continued coverage under COBRA, payment of COBRA premiums for up to 18 months following termination of Dr. Hirmand’s employment, (c) a lump sum cash payment equal to 150% of Dr. Hirmand’s target bonus for the year in which Dr. Hirmand’s termination occurs and (d) 100% accelerated vesting of all outstanding equity awards that are subject to time-based vesting.

For Mr. Sun, upon a termination without “cause” or resignation for “good reason” (each as defined in the Sun Agreement), subject to Mr. Sun’s execution of a general release of claims, Avenzo will provide the following severance benefits: (a) continued payment of Mr. Sun’s base salary in effect on the termination date for a period of 12 months and (b) upon timely election of continued coverage under COBRA, payment of COBRA premiums for up to 12 months following termination of Mr. Sun’s employment. If such termination or resignation occurs within three months preceding or 12 months immediately following a change in control (as defined in the Sun Agreement), then, subject to Mr. Sun’s execution of a general release of claims, Avenzo will instead provide the following severance benefits: (a) a lump sum cash payment equal to 12 months of Mr. Sun’s base salary in effect on the termination date, (b) upon timely election of continued coverage under COBRA, payment of COBRA premiums for up to 12 months following termination of Mr. Sun’s employment, (c) a lump sum cash payment equal to 100% of Mr. Sun’s target bonus for the year in which Mr. Sun’s termination occurs and (d) 100% accelerated vesting of all outstanding equity awards that are subject to time-based vesting.

For each of Dr. Countouriotis, Dr. Hirmand and Mr. Sun, if the payments and benefits to which they are entitled are subject to the “golden parachute” excise tax, the payments will be reduced to the extent doing so would cause the executive to retain a greater amount on an after-tax basis.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information regarding equity awards granted to Avenzo’s named executive officers that remain outstanding as of December 31, 2025. In addition, awards may vest on an accelerated basis under certain circumstances, as described above under “—Potential Payments upon Termination or Change in Control.”

			OPTION AWARDS(1)				STOCK AWARDS
NAME	GRANT DATE	VESTING COMMENCEMENT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)(2)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE PER SHARE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OF STOCK THAT HAVE NOT VESTED ($)(3)
Athena Countouriotis, M.D.	8/15/2022(4)	8/15/2022(5)	—	—	—	—	1,666,667	1,800,000.36
	7/30/2024	8/15/2022	2,491,073	—	$1.02	7/29/2034	—	—
	1/28/2025	8/15/2022	9,224,774	—	$1.06	1/27/2035	—	—
	10/8/2025	8/15/2022	2,146,908	—	$1.08	10/7/2035	—	—
Mohammad Hirmand, M.D.	8/17/2022(4)	8/17/2022(5)	—	—	—	—	350,878	378,948.24
	7/30/2024	8/17/2022	524,437	—	$1.02	7/29/2034	—	—
	1/28/2025	8/17/2022	1,942,058	—	$1.06	1/27/2035	—	—
	10/8/2025	8/17/2022	731,077	—	$1.08	10/7/2035	—	—
Brian Sun, J.D.	8/17/2022(4)	8/17/2022(5)	—	—	—	—	175,439	189,474.12
	7/30/2024	8/17/2022	262,220	—	$1.02	7/29/2034	—	—
	1/28/2025	8/17/2022	971,029	—	$1.06	1/27/2035	—	—
	10/8/2025	8/17/2022	310,213	—	$1.08	10/7/2035	—	—

(1)	All of the option awards were granted under the Avenzo 2022 Plan, the terms of which are described below under “—Equity Incentive Plan—Avenzo 2022 Equity Incentive Plan”, with a per share exercise price equal to the fair value of one share of Avenzo Common Stock on the date of grant, as determined in good faith by the Avenzo Board.

(2)	1/4th of the total shares subject to these options vested on the one-year anniversary of the vesting commencement date, and thereafter 1/48th of the shares subject to these options will vest on each monthly anniversary thereof, subject to continuous service through each such date. These options include an early exercise feature.

(3)	The amount is calculated using a value of $1.08 per share, which is the fair value Avenzo used for financial reporting purposes as of such date.

(4)	In connection with the named executive officer’s commencement of services to Avenzo, Avenzo issued and sold shares of Avenzo Common Stock to the named executive officer pursuant to common stock purchase agreements at a purchase price of $0.0001 per share.

(5)	The shares of Avenzo Common Stock are subject to a repurchase option such that 1/4th of the shares issued and sold to the named executive officer vested and were released from the repurchase option on the one-year anniversary of the vesting commencement date, and thereafter 1/48th of the unvested shares vest and are released from the repurchase option on a monthly basis, subject to continuous service through each such date.

Nonqualified Deferred Compensation

Avenzo does not maintain nonqualified defined contribution plans or other nonqualified deferred compensation plans. The Avenzo Board may elect to provide its officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in its best interests.

Perquisites, Health, Welfare and Retirement Benefits

Each of Avenzo’s named executive officers are eligible to participate in Avenzo’s employee benefit plans, including its medical, dental, vision, life, long term disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of Avenzo’s other employees. In addition, Avenzo provides the opportunity to participate in a 401(k) plan to its employees, including each of Avenzo’s named executive officers, as discussed in the subsection below titled “—401(k) plan.” Avenzo generally does not provide perquisites or personal benefits to its executive officers, except in limited circumstances.

401(k) plan

Avenzo’s named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (“Roth”) basis, up to the statutorily prescribed annual limits on contributions under the Internal Revenue Code of 1986, as amended (the “Code”). Individual’s contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Avenzo may elect, at its discretion, to make matching employee contributions.

Clawback Policy

Following the Merger, Avenzo expects the combined company to adopt a new compensation recovery policy that is compliant with the Nasdaq Listing Rules, as required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”).

Equity Incentive Plan

Avenzo believes that its ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of its employees, consultants and directors with the financial interests of its stockholders. In addition, Avenzo believes that its ability to grant equity-based awards helps Avenzo to attract, retain and motivate employees, consultants and directors, and encourages them to devote their best efforts to Avenzo’s business and financial success. The principal features of the Avenzo 2022 Plan are summarized below. This summary is qualified in its entirety by reference to the actual text of the Avenzo 2022 Plan, which is filed as an exhibit to this proxy statement/prospectus.

Avenzo 2022 Equity Incentive Plan

The Avenzo Board adopted and Avenzo stockholders approved the Avenzo 2022 Plan in August 2022. Avenzo most recently amended the Avenzo 2022 Plan in September 2025. The Avenzo 2022 Plan and each award thereunder was assumed by Rallybio in connection with the Merger.

Share reserve. Subject to certain capitalization adjustments, the aggregate number of shares of Avenzo Common Stock that may be issued pursuant to awards under the Avenzo 2022 Plan is 43,748,383 shares.

Awards. The Avenzo 2022 Plan permits the grant of incentive stock options (“ISOs”), nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards. ISOs may be granted only to employees of Avenzo or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in the Code). All other awards may be granted to employees, directors and consultants of Avenzo and any of Avenzo’s affiliates; provided, however, that awards may not be granted to employees, directors and consultants who are providing continuous service only to any “parent” of Avenzo, unless certain exceptions apply relating to Section 409A of the Code.

Administration. The Avenzo Board or, if delegated by the Avenzo Board, a committee or one or more persons or bodies administers the Avenzo 2022 Plan. Subject to the terms of the Avenzo 2022 Plan, the administrator has the power to, among other things, determine who will be granted awards, when and how each award will be granted, what type of award will be granted, the provisions of each award (including when a person will be permitted to exercise or otherwise receive cash or common stock under the award), the number of shares of common stock subject to, or the cash value of, an award and the fair market value applicable to an award.

Stock options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the administrator. The administrator determines the exercise price for a stock option, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of Avenzo Common Stock on the date of grant. Options granted under the Avenzo 2022 Plan vest at the rate specified by the administrator. The administrator determines the term of stock options granted under the Avenzo 2022 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s continuous service with Avenzo, or any of Avenzo’s affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that the exercise of the option following such a termination of service is prohibited by applicable securities laws or Avenzo’s insider trading policy. If an optionholder’s continuous service with Avenzo or any of Avenzo’s affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term. Acceptable consideration for the purchase of Avenzo Common Stock issued upon the exercise of a stock option will be determined by the administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of Avenzo Common Stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, (5) deferred payment or a similar arrangement with the optionholder and (6) other legal consideration approved by the administrator.

Tax limitations on incentive stock options. The aggregate fair market value, determined at the time of grant, of Avenzo Common Stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of Avenzo’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of Avenzo’s total combined voting power or that of any of Avenzo’s affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted stock awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) past services to Avenzo or Avenzo’s affiliates or (3) any other form of legal consideration approved by the administrator. Avenzo Common Stock acquired under a restricted stock award may, but need not, be subject to forfeiture to Avenzo in accordance with a vesting schedule to be determined by the administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the administrator. Except as otherwise provided in the applicable award agreement, if a participant’s continuous service terminates, Avenzo may receive through a forfeiture condition or a repurchase right any or all of the shares of common stock held by the participant that have not vested as of the date of termination of continuous service.

Changes to capital structure. In the event there is a specified type of change in Avenzo’s capital structure, such as a stock split, reverse stock split, stock dividend, recapitalization, combination of shares, exchange of shares or similar equity restructuring transaction, appropriate adjustments will be made to (1) the class and maximum number of shares available for issuance under the Avenzo 2022 Plan, (2) the class and maximum number of shares that may be issued as ISOs under the Avenzo 2022 Plan and (3) the class and number of shares and price per share of stock subject to outstanding awards granted under the Avenzo 2022 Plan.

Corporate transactions. In the event of a “corporate transaction” (as defined in the Avenzo 2022 Plan), the Avenzo Board generally may take one or more of the following actions with respect to outstanding awards:

∎	arrange for the surviving or acquiring corporation (or such corporation’s parent company) to assume or continue such awards, or to substitute a similar stock award for such outstanding awards;

∎

arrange for the assignment of any reacquisition or repurchase rights held by Avenzo in respect of common stock issued pursuant to an award to the surviving or acquiring corporation (or such corporation’s parent company);

∎

accelerate the vesting of awards, in whole or in part, to a date prior to the effective time of such corporate transaction, with such awards terminating if not exercised (if applicable) at or prior to the effective time of the corporate transaction;

∎	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by Avenzo with respect to an award;

∎

cancel or arrange for the cancellation of awards, to the extent not vested or not exercised prior to the effective time of the corporate transaction, in exchange for such cash consideration (including no consideration) as the Avenzo Board may consider appropriate; and

∎

make a payment equal to the excess, if any, of (A) the value of the property the participant would have received upon exercise of the award immediately prior to the effective time of the corporate transaction, over (B) any exercise price payable in connection with such exercise.

The Avenzo Board need not take the same action or actions with respect to all stock awards or portions thereof or with respect to all participants. The Avenzo Board may take different actions with respect to the vested and unvested portions of a stock award.

In addition, a stock award may be subject to additional acceleration of vesting and exercisability upon or after a “change in control” (as defined in the Avenzo 2022 Plan) as may be provided in the award agreement evidencing such stock award or as may be provided in any other written agreement between Avenzo or any of its affiliates and the participant, but in the absence of such provision, no such acceleration will occur.

Plan amendment or termination. The Avenzo Board may suspend or terminate the Avenzo 2022 Plan at any time. Unless terminated sooner by the Avenzo Board, the Avenzo 2022 Plan will automatically terminate on the day before the tenth anniversary of the earlier of (1) the date the Avenzo 2022 Plan was adopted by the Avenzo Board or (2) the date the Avenzo 2022 Plan was approved by Avenzo’s stockholders.

Non-Employee Director Compensation

The following table sets forth in summary form information concerning the compensation that Avenzo paid or awarded during the year ended December 31, 2025 to each of Avenzo’s non-employee directors.

NAME	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS(1)(2) ($)	TOTAL ($)
Jakob Dupont, M.D.(3)	—	—	—
Simeon George, M.D.	—	—	—
Carl Gordon, Ph.D.	—	—	—
Judith Li(4)	—	—	—
Patrick Machado, J.D.	38,750	383,305	422,055
Garry Nicholson	38,750	383,305	422,055

(1)	Amounts reflect the aggregate grant date fair value of the option awards granted during the year ended December 31, 2025 computed in accordance with FASB ASC 718. Assumptions used in the calculation of the grant date fair value of each option award granted are described in Note 2 to Avenzo’s audited consolidated financial statements and notes appearing elsewhere in this proxy statement/prospectus. These amounts do not reflect the actual economic value that may be realized by Avenzo’s non-employee directors upon the vesting of the option awards, the exercise of the option awards, or any subsequent sale of common stock underlying such option awards.

(2)	As of December 31, 2025, Dr. Machado and Mr. Nicholson were the only directors (other than Dr. Countouriotis) that held outstanding Avenzo equity awards. As of such date, each of Dr. Machado and Mr. Nicholson held options to purchase 530,284 shares of Avenzo Common Stock. Dr. Countouriotis’ outstanding Avenzo equity awards as of December 31, 2025 are described above under “—Outstanding Equity Awards at Fiscal Year End.”

(3)	Dr. Dupont has tendered his resignation as a member of the Avenzo Board contingent upon and effective as of the time that the registration statement of which this proxy statement/prospectus forms a part is declared effective.

(4)	Ms. Li resigned as a member of the Avenzo Board on July 4, 2026.

Outstanding equity awards held by Avenzo’s non-employee directors are subject to the terms of the Avenzo 2022 Plan, as described above under “—Equity Incentive Plan—Avenzo 2022 Equity Incentive Plan.”

Avenzo has reimbursed and will continue to reimburse all of its non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of the Avenzo Board and committees of the Avenzo Board.

Non-Employee Director Compensation Policy

Following the Merger, Avenzo intends to adopt a new non-employee director compensation policy on terms to be determined by the combined company’s board of directors. Under the non-employee director policy, the combined company’s non-employee directors will be eligible to receive compensation for service on the combined company’s board of directors and committees of the combined company’s board of directors.

PROPOSAL NO. 1—THE NASDAQ STOCK ISSUANCE PROPOSAL

General

At the Rallybio annual meeting, Rallybio stockholders will be asked to approve the issuance of shares of Rallybio Common Stock to (i) the securityholders of Avenzo, pursuant to the terms of the Merger Agreement, and (ii) certain investors in the Concurrent Financing, pursuant to the terms of the subscription agreement, which will (a) represent more than 20% of the shares of Rallybio Common Stock outstanding immediately prior to the Merger and (b) result in the change of control of Rallybio, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.

Under the Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, immediately after the Closing, on a pro forma basis and based upon the number of shares of Rallybio Common Stock expected to be issued in connection with the Merger, pre-Merger equityholders of Avenzo (other than investors in the Concurrent Financing) are expected to own approximately 56.6% of the combined company, pre-Merger equityholders of Rallybio are expected to own approximately 2.8% of the combined company and the investors in the Concurrent Financing are expected to own approximately 40.6% of the combined company (assuming proceeds from the Concurrent Financing of $215.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Rallybio of $15.0 million (calculated after giving effect to expected payment of Parent Distributions), (ii) a fixed valuation for Avenzo of $300.0 million, and (iii) the relative capitalization of Rallybio and Avenzo. The percentage of the combined company that each party’s equityholders will own following the Closing is subject to certain adjustments (as described in more detail in the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio”), including the amount of the final Rallybio Net Cash at the Closing. Rallybio Net Cash as calculated under the Merger Agreement makes certain adjustments to the value of Rallybio’s Cash and Cash Equivalents (as defined in the Merger Agreement). The adjustments are described in the section titled “The Merger Agreement—Calculation of Rallybio Net Cash.” Based on its Cash and Cash Equivalents and other balance sheet line items as of March 31, 2026 and current estimates of the other elements of Rallybio Net Cash (including projected adjustments to Rallybio’s Cash and Cash Equivalents), Rallybio calculates that it had Rallybio Net Cash of approximately $83.2 million as of June 30, 2026. Rallybio expects to continue to incur losses in future periods primarily related to the proposed Merger and, as a result, available Cash and Cash Equivalents will continue to decrease and Rallybio intends to distribute substantially all of the Rallybio Net Cash to its pre-Closing stockholders in connection with the Merger, which may be payable after the Closing Date. For a description of the calculation of Rallybio Net Cash as set forth in the Merger Agreement, please see the section titled “The Merger Agreement—Calculation of Rallybio Net Cash.”

The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of Rallybio Common Stock in the Merger are described in detail in the other sections in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Reason for the Proposal

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Rallybio must obtain the approval of Rallybio stockholders for the issuance of these shares of common stock in the Merger.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. Nasdaq has determined that the Merger constitutes a “change of control” of the listed company. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Rallybio must obtain the approval of Rallybio stockholders of the change of control of Rallybio resulting from the Merger.

Required Vote

The affirmative vote of a majority of the total votes cast by the holders of Rallybio Common Stock entitled to vote at the Rallybio annual meeting, assuming a quorum is present, is required to approve the Nasdaq Stock Issuance Proposal. Abstentions and broker non-votes (if any) will have no effect on the outcome of the vote on the Nasdaq Stock Issuance Proposal.

The Merger is conditioned upon the approval of the Nasdaq Stock Issuance Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). Notwithstanding the approval of the Nasdaq Stock Issuance Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Nasdaq Stock Issuance Proposal will not be effected. The closing of the Concurrent Financing is conditioned upon the satisfaction or waiver of each of the conditions to the Closing as well as certain other conditions. Therefore, the Concurrent Financing cannot be consummated without the approval of the Nasdaq Stock Issuance Proposal (or the waiver thereof).

Certain of Rallybio’s stockholders have agreed to vote any shares of Rallybio Common Stock owned by them in favor of the Contemplated Transactions including: (a) the Nasdaq Stock Issuance Proposal, (b) the Reverse Stock Split Proposal, (c) the Name Change Proposal, (d) the Authorized Share Proposal, and (e) the other actions contemplated by the Merger Agreement, against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Merger, and against any alternative acquisition proposals. See “Agreements Related to the Merger—Support Agreements” for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Nasdaq Stock Issuance Proposal.

THE RALLYBIO BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR”

THE NASDAQ STOCK ISSUANCE PROPOSAL

PROPOSAL NO. 2—THE REVERSE STOCK SPLIT PROPOSAL

General

At the Rallybio annual meeting, Rallybio stockholders will be asked to approve an amendment to Rallybio’s amended and restated certificate of incorporation that will implement a reverse stock split of the issued and outstanding shares of Rallybio Common Stock at a ratio in the range between 1-for-2 to 1-for-9 inclusive, with the final ratio to be mutually agreed to by Rallybio and Avenzo, for the purposes of maintaining compliance with Nasdaq listing standards or for the combined company to meet the initial listing standards of Nasdaq or otherwise if deemed advisable by Avenzo. Upon the effectiveness of such amendment to Rallybio’s amended and restated certificate of incorporation to effect the reverse stock split (the “reverse stock split effective time”), the issued and outstanding shares of Rallybio Common Stock immediately prior to the reverse stock split effective time will be reclassified into a smaller number of shares such that a Rallybio stockholder will own a ratio ranging from one new share of Rallybio Common Stock for every 2 to 9 shares of issued common stock held by such stockholder immediately prior to the reverse stock split effective time, as specified. Based upon the reverse stock split ratio selected by Rallybio and Avenzo, proportionate adjustments will be made to the per share exercise price, and/or the number of shares issuable upon the exercise or vesting of all then outstanding Rallybio stock options, which will result in a proportional decrease in the number of shares of Rallybio Common Stock reserved for issuance upon exercise or vesting of such stock options, and a proportional increase in the exercise price of all such stock options. The foregoing adjustments will apply to the combined company’s common stock, outstanding options and other equity securities if the reverse stock split is approved after the Closing.

The proposed form of certificate of amendment to Rallybio’s amended and restated certificate of incorporation, a copy of which is attached as Annex I to this proxy statement/prospectus, will affect the reverse stock split but will not change the number of authorized shares of Rallybio Common Stock, or the par value of Rallybio Common Stock.

The Rallybio Board (or, if the reverse stock split is effected following the Effective Time, the board of directors of the combined company) may determine to effect the reverse stock split, if it is approved by the stockholders, at any time on or prior to      2027, even if the other proposals to be acted upon at the meeting are not approved, including the Nasdaq Stock Issuance Proposal. In addition, notwithstanding approval of this proposal by Rallybio stockholders, the Rallybio Board (or, if the reverse stock split is effected following the Effective Time, the board of directors of the combined company) may, in its sole discretion, abandon the proposed amendment and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the reverse stock split, as permitted under Section 242(c) of the DGCL.

Reasons for the Proposal

The Rallybio Board approved the proposal approving the amendment to Rallybio’s amended and restated certificate of incorporation effecting the reverse stock split for the following reasons:

∎

the Rallybio Board believes that if the Authorized Share Proposal is not approved by stockholders and a charter amendment increasing the number of authorized shares is not otherwise obtained, the reverse stock split may be the only available mechanism to satisfy such requirements and, as a result, the Rallybio Board views approval of this proposal as essential to the consummation of the Merger;

∎

the Rallybio Board believes effecting the reverse stock split will result in an increase in the minimum bid price of Rallybio Common Stock, thereby increasing the ability of the combined company to satisfy the Nasdaq initial listing requirements for the combined company common stock and reducing the risk of a delisting of Rallybio Common Stock from Nasdaq in the future;

∎	the Rallybio Board believes a higher stock price may help generate investor interest in Rallybio and ultimately the combined company and help Rallybio attract and retain employees;

∎	the Rallybio Board believes a higher stock price may increase trading volume in Rallybio Common Stock and facilitate future financings by the combined company;

∎

the Rallybio Board believes that the resulting increase in the number of authorized and unissued shares available for future issuance will facilitate the issuance of shares to the stockholders of Avenzo pursuant to the Merger Agreement, as described in the Nasdaq Stock Issuance Proposal, and ultimately the consummation of the Merger, and the issuance of shares to the investors in the Concurrent Financing pursuant to the Subscription Agreement, as well as provide the combined company with flexibility to use such authorized and unissued shares for business and/or financial purposes and to accommodate shares of common stock to be authorized and reserved for future equity grants;

∎

the Rallybio Board believes that the ability to implement a reverse stock split will provide the Rallybio Board (or combined company board as applicable) with the ability to react to trading volatility and fluctuations, including as a result of the Parent Distributions; and

∎	the Rallybio Board believes that a range of reverse stock split ratios provides it with the most flexibility to achieve the desired results of the reverse stock split.

Requirements for Listing on Nasdaq

Rallybio Common Stock is listed on Nasdaq under the symbol “RLYB.” Avenzo will file an initial listing application pursuant to the terms of the Merger Agreement for the combined company with Nasdaq.

According to the Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Rallybio to have, among other things, a $4.00 per share minimum bid price for a certain number of trading days preceding the Closing. Therefore, the reverse stock split may be necessary in order to consummate the Merger.

In addition, it is a condition to the Closing that the shares of Rallybio Common Stock to be issued in the Merger pursuant to the Merger Agreement having been approved for listing on Nasdaq.

One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Rallybio’s management being able to issue more shares without further stockholder approval. The reverse stock split will not affect the number of authorized shares of Rallybio capital stock, which will continue to be authorized pursuant to Rallybio’s amended and restated certificate of incorporation.

Potential Increased Investor Interest

The closing price of the Rallybio Common Stock on      , 2026, as reported on Nasdaq, was $      per share. If the trading price of Rallybio Common Stock or combined company common stock were to decline, an investment in Rallybio Common Stock or combined company common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide research coverage of lower priced stocks. Also, the Rallybio Board believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Rallybio Common Stock (or combined company common stock, as applicable) at the levels expected or at all.

Rallybio cannot predict whether the reverse stock split will increase the market price for Rallybio Common Stock (or combined company common stock, as applicable). The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

∎

the market price per share of Rallybio Common Stock (or combined company common stock, as applicable) after the reverse stock split will rise in proportion to the reduction in the number of shares of Rallybio Common Stock (or combined company common stock, as applicable) outstanding before the reverse stock split;

∎	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

∎	the reverse stock split will result in a per share price that will increase the ability of Rallybio (or combined company, as applicable) to attract and retain employees;

∎	the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing;

∎	the reverse stock split will increase trading volume in Rallybio Common Stock (or combined company common stock, as applicable) and facilitate future financings by the combined company; or

∎

the market price per share will achieve and maintain the $4.00 minimum bid price requirement for a sufficient period of time for the combined company’s common stock to be approved for listing by Nasdaq.

The market price of Rallybio Common Stock will also be based on the performance of Rallybio, and after the Merger, on the performance of the combined company, and other factors, some of which are unrelated to the number of shares outstanding, including the timing of the payment of the Parent Distributions. If the reverse stock split is effected and the market price of Rallybio Common Stock (or combined company common stock, as applicable) declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Rallybio (or the combined company, as applicable) may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Rallybio Common Stock (or combined company common stock, as applicable) could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

The reverse stock split will be realized simultaneously for all shares of Rallybio Common Stock and Rallybio options (or combined company common stock and combined company options, as applicable) outstanding immediately prior to the reverse stock split effective time. The reverse stock split will affect all holders of shares of Rallybio Common Stock (or combined company common stock, as applicable) outstanding immediately prior to the reverse stock split effective time uniformly and each such stockholder will hold the same percentage of Rallybio Common Stock (or combined company common stock, as applicable) outstanding immediately following the reverse stock split as that stockholder held immediately prior to the reverse stock split, except for immaterial adjustments that may result from the treatment of fractional shares as described below. The reverse stock split will not change the par value of Rallybio Common Stock (or combined company common stock, as applicable) or preferred stock and will not reduce the number of authorized shares of Rallybio Common Stock (or combined company common stock, as applicable) or preferred stock. Rallybio Common Stock (or combined company common stock, as applicable) issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse stock split will not affect Rallybio (or the combined company, as applicable) continuing to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the Rallybio stockholders approve the amendment to Rallybio’s amended and restated certificate of incorporation effecting the reverse stock split, and if the Rallybio Board (or, if the reverse stock split is effected following the Effective Time, the board of directors of the combined company) still believes that a reverse stock split is in the best interests of Rallybio (or the combined company, as applicable) and its stockholders, Rallybio (or the combined company, as applicable) will file the certificate of amendment to Rallybio’s amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at any time and date prior to     , 2027, if at all, as the Rallybio Board (or, if the reverse stock split is effected following the Effective Time, the board of directors of the combined company) has determined to be appropriate in its sole discretion. The Rallybio Board (or, if the reverse stock split is effected following the Effective Time, the board of directors of the combined company) may delay effecting the reverse stock split without resoliciting stockholder approval.

Beginning at the reverse stock split effective time, each stock certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

Beneficial Owners of Common Stock. Upon the implementation of the reverse stock split, Rallybio intends to treat shares held by stockholders in “street name” (i.e., through a bank, broker, custodian or other nominee), in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding Rallybio Common Stock (or combined company common stock, as applicable) in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the reverse stock split and making payment for fractional shares. If a stockholder holds shares of Rallybio Common Stock (or combined company common stock, as applicable) with a bank, broker, custodian or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker, custodian or other nominee.

Registered Holders of Common Stock in Book-Entry Form. Rallybio’s registered holders of common stock hold their shares electronically in book-entry form with Rallybio’s transfer agent, Computershare Trust Company, N.A., and the combined company’s registered holders will also hold electronic shares in book-entry form. These stockholders do not (or will not, as applicable) hold physical stock certificates evidencing their ownership of Rallybio Common Stock (or combined company common stock, as applicable). However, they are (or will be) provided with a statement reflecting the number of shares of Rallybio Common Stock (or combined company common stock, as applicable) registered in their accounts. No action needs to be taken to receive post-reverse stock split shares or payment in lieu of fractional shares, if applicable. If a stockholder is entitled to post-reverse stock split shares, a transaction statement will automatically be sent to the stockholder’s address of record indicating the number of shares of Rallybio Common Stock (or combined company common stock, as applicable) held following the reverse stock split.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date of the filing of the certificate of amendment to Rallybio’s amended and restated certificate of incorporation effecting the reverse stock split. For the foregoing purposes, all shares of common stock held by a holder will be aggregated (thus resulting in no more than one fractional share per holder). The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

Rallybio stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Rallybio is domiciled and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Rallybio or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Rallybio Board (or combined company board, as applicable) or contemplating a tender offer or other transaction for the combination of Rallybio (or the combined company, as applicable) with another company, the Reverse Stock Split Proposal is not being proposed in response to any effort of which Rallybio is aware to accumulate shares of Rallybio Common Stock or obtain control of Rallybio, other than in connection with the Merger and the Concurrent Financing, nor is it part of a plan by management to recommend a similar amendment to the Rallybio Board and stockholders. Other than the proposals being submitted to the Rallybio stockholders for their consideration at the Rallybio annual meeting, the Rallybio Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Rallybio (or the combined company). For more information, please see the section titled “Risk Factors—Risks Related to the Combined Company” of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is a discussion of the material U.S. federal income tax consequences of the reverse stock split that are applicable to U.S. holders (which, for purposes of this discussion, has the same meaning as in “Material U.S. Federal Income Tax Consequences of the Rallybio CVRs to holders of Rallybio Common Stock”) of Rallybio Common Stock. This discussion does not purport to be a complete analysis of all potential tax consequences and is based upon current provisions of the Code, existing Treasury regulations, judicial decisions and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to holders of Rallybio Common Stock as described in this summary.

This discussion assumes that any cash distributed pursuant to a cash dividend will be treated for U.S. federal income tax purposes as separate and distinct from the reverse stock split.

Additionally, this discussion does not address all U.S. federal income tax consequences relevant to holders of Rallybio Common Stock. In addition, it does not address consequences relevant to holders of Rallybio Common Stock that are subject to particular U.S. or non-U.S. tax rules, including, without limitation, to holders of Rallybio Common Stock that are:

∎	persons who do not hold their Rallybio Common Stock as a “capital asset” within the meaning of Section 1221 of the Code;

∎	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;

∎	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

∎	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

∎	subject to the alternative minimum tax provisions of the Code;

∎	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

∎	persons that have a functional currency other than the U.S. dollar;

∎	traders in securities who elect to apply a mark-to-market method of accounting;

∎

persons who hold shares of Rallybio Common Stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

∎	persons who acquired their shares of Rallybio stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

∎

persons subject to special tax accounting rules as a result of any item of gross income with respect to Rallybio stock being taken into account in an “applicable financial statement” (as defined in the Code);

∎	persons deemed to sell Rallybio Common Stock under the constructive sale provisions of the Code;

∎

persons who acquired their shares of Rallybio Common Stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

∎	expatriates or former citizens or long-term residents of the United States.

Holders of Rallybio Common Stock subject to particular U.S. or non-U.S. tax rules, including those that are described in the preceding paragraph, are urged to consult their own tax advisors regarding the consequences to them of the reverse stock split.

If an entity that is treated as a partnership for U.S. federal income tax purposes (or any other pass-through entity) holds Rallybio stock, the U.S. federal income tax treatment of a partner in the partnership or other pass-through entity will generally depend upon the status of the partner, the activities of the partnership or other pass-through entity and certain determinations made at the partner level. If you are a partner of a partnership or other pass-through entity holding Rallybio Common Stock, you should consult your tax advisors regarding the tax consequences of the Merger.

In addition, the following discussion does not address (a) any tax consequences of transactions effectuated before, after or at the same time as the reverse stock split, whether or not they are in connection with the reverse stock split, except as specifically provided below; (b) the tax consequences of the reverse stock split under state, local and foreign tax laws; (c) any U.S. federal non-income tax consequences of the reverse stock split, including estate, gift or other tax consequences; or (d) the Medicare contribution tax on net investment income. No ruling from the IRS has been or will be requested in connection with the reverse stock split. Rallybio stockholders should be aware that the IRS could adopt a position contrary to that set forth in this discussion and which could be sustained by a court.

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Reverse Stock Split

The proposed reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. holder should not recognize gain or loss upon the proposed reverse stock split, except with respect to cash received in lieu of a fractional share of Rallybio Common Stock, as discussed below. A U.S. holder’s aggregate adjusted tax basis in the shares of Rallybio Common Stock received pursuant to the proposed reverse stock split should equal the aggregate adjusted tax basis of the shares of the Rallybio Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Rallybio Common Stock), and such U.S. holder’s holding period in the shares of Rallybio Common Stock received should include the holding period in the shares of Rallybio Common Stock surrendered. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Rallybio Common Stock surrendered to the shares of Rallybio Common Stock received in a recapitalization pursuant to the proposed reverse stock split. U.S. holders of shares of Rallybio Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares. It is possible that the IRS or a court could determine that the Parent Distributions and/or issuance of the Rallybio CVRs (and/or any payments thereon) and the proposed reverse stock split constitute a single “recapitalization” for U.S. federal income tax purposes with the Parent Distributions and Rallybio CVRs constituting taxable “boot” received in such recapitalization exchange. In such case, the tax consequences of the Rallybio CVRs and the proposed reverse stock split would differ from those described above, including with respect to the timing and character of income.

Cash in Lieu of Fractional Shares

A U.S. holder that receives cash in lieu of a fractional share of Rallybio Common Stock pursuant to the proposed reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the shares of Rallybio Common Stock surrendered that is allocated to such fractional share of Rallybio Common Stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. holder’s holding period for Rallybio Common Stock surrendered exceeded one year at the reverse stock split effective time.

Possible Alternative Tax Treatment

As discussed above under “The Merger—Material U.S. Federal Income Tax Consequences of the Cash Distribution to Holders of Rallybio Common Stock,” although the matter is not free from doubt, Rallybio expects to treat Parent Distributions, the issuance of the CVRs (and/or any payments thereon), and the proposed reverse stock split as separate transactions for U.S. federal income tax purposes, and the above discussion assumes that this treatment will be respected. It is possible that the reverse stock split and the cash distribution and/or the CVR could be treated as a single transaction, in which case the material U.S. federal income tax consequences of the reverse stock split to a U.S. holder may differ from those discussed above. U.S. holders should consult their tax advisors regarding the tax consequences of the reverse stock split.

Information Reporting and Backup Withholding

Payments of cash made in lieu of a fractional share of Rallybio Common Stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of Rallybio Common Stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.

Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of Rallybio Common Stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Required Vote

The affirmative vote of a majority of the total votes cast by the holders of Rallybio Common Stock entitled to vote at the Rallybio annual meeting, assuming a quorum is present, is required to approve the Reverse Stock Split Proposal Abstentions and broker non-votes (if any) will have no effect on the outcome of the vote on the Reverse Stock Split Proposal.

The Merger is conditioned upon the approval of the Reverse Stock Split Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). If the Merger is not consummated for any reason, the actions contemplated by the Reverse Stock Split Proposal may still be effected if the Reverse Stock Split Proposal is approved. The closing of the Concurrent Financing is conditioned upon the satisfaction or waiver of each of the conditions to the Closing as well as certain other conditions. Therefore, the Concurrent Financing cannot be consummated without the approval of the Reverse Stock Split Proposal (or the waiver thereof). Rallybio may still elect to proceed with the reverse stock split if the Reverse Stock Split Proposal is approved by Rallybio stockholders even if Proposal No. 1 is not approved, or even if approved, the Merger is not consummated.

Certain of Rallybio’s stockholders have agreed to vote any shares of common stock owned by them in favor of the Contemplated Transactions including (a) the Nasdaq Stock Issuance Proposal, (b) the Reverse Stock Split Proposal, (c) the Name Change Proposal, (d) the Authorized Share Proposal, and (e) the other actions contemplated by the Merger Agreement, against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Merger, and against any alternative acquisition proposals. See “Agreements Related to the Merger—Support Agreements” for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Reverse Stock Split Proposal.

THE RALLYBIO BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR”

THE REVERSE STOCK SPLIT PROPOSAL

PROPOSAL NO. 3—THE NAME CHANGE PROPOSAL

General

At the Rallybio annual meeting, Rallybio stockholders will be asked to approve an amendment to Rallybio’s amended and restated certificate of incorporation to effect the name change of “Rallybio Corporation” to “Avenzo Therapeutics, Inc.” effective only upon the completion of the Merger.

The proposed form of certificate of amendment to Rallybio’s amended and restated certificate of incorporation, a copy of which is attached as Annex J to this proxy statement/prospectus, will affect the name change.

Effects of the Name Change Amendment

If the Rallybio stockholders approve the amendment to Rallybio’s certificate of incorporation effecting the name change, Rallybio will file the certificate of amendment to Rallybio’s amended and restated certificate of incorporation with the Secretary of State of the State of Delaware upon the completion of the Merger.

Following the Name Change Amendment and resulting change of Rallybio’s corporate name, the common stock of the combined company will trade on Nasdaq under the symbol “AVZO.” Stockholders will not experience any change in their rights as a stockholder as a result of this amendment to the Rallybio charter. Stockholders will not be required to submit their stock certificates for exchange as a result of this proposed name change. Following the effective date of the name change, all new stock certificates issued by us will use our new name.

Required Vote

The affirmative vote of a majority of the votes properly cast for and against by the holders of Rallybio Common Stock entitled to vote on at the Rallybio annual meeting is required to approve the Name Change Proposal. Abstentions and broker non-votes (if any) will have no effect on the outcome of the vote on the Name Change Proposal.

The Merger is conditioned upon the approval of the Name Change Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). Notwithstanding the approval of the Name Change Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Name Change Proposal will not be effected. The closing of the Concurrent Financing is conditioned upon the satisfaction or waiver of each of the conditions to the Closing as well as certain other conditions. Therefore, the Concurrent Financing cannot be consummated without the approval of the Name Change Proposal (or the waiver thereof).

Certain of Rallybio’s stockholders and Avenzo’s equityholders have agreed to vote any shares of common stock owned by them in favor of the Contemplated Transactions including: (a) the Nasdaq Stock Issuance Proposal, (b) the Reverse Stock Split Proposal, (c) the Name Change Proposal, (d) the Authorized Share Proposal, and (e) the other actions contemplated by the Merger Agreement, against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Merger, and against any alternative acquisition proposals. See the section titled “Agreements Related to the Merger—Support Agreements” for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Name Change Proposal.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR”

THE NAME CHANGE PROPOSAL

PROPOSAL NO. 4—THE AUTHORIZED SHARE PROPOSAL

General

The Rallybio Board has determined that it is advisable to increase the authorized number of shares of Rallybio Common Stock from 200,000,000 shares to 500,000,000 shares, and has voted to recommend that the stockholders adopt an amendment to Rallybio’s amended and restated certificate of incorporation effecting the proposed increase. The full text of the proposed amendment to Rallybio’s amended and restated certificate of incorporation is attached to this proxy statement as Annex K.

As of June 30, 2026, after giving retroactive effect to an assumed 1-for-5.5 reverse stock split to be implemented upon the approval of the Reverse Stock Split Proposal, 964,889 shares of Rallybio Common Stock were issued and outstanding (excluding treasury shares) and approximately an additional 188,819 shares of Rallybio Common Stock were reserved for issuance upon the settlement or exercise of outstanding equity awards and pre-funded warrants and a total of approximately 153,892 shares of Rallybio Common Stock were available for future issuance under Rallybio’s existing equity plans. Additionally, Rallybio expects that it will issue 35,206,766 shares of Rallybio Common Stock in the Merger, after giving retroactive effect to an assumed 1-for-5.5 reverse stock split as may be adjusted and as discussed in this proxy statement/prospectus and based on the assumed Exchange Ratio, excluding any shares that may be issued in connection with the exercise of options assumed by Rallybio. Following the issuance of the shares of Rallybio Common Stock in the Merger and upon the approval of the 2026 Plan Proposal and the 2026 ESPP Proposal, a total of approximately 16,632 shares of Rallybio Common Stock is expected to be available for future issuance assuming the approval of this Proposal No. 4.

The Rallybio Board believes it continues to be in Rallybio’s best interest to have sufficient additional authorized but unissued shares of Rallybio Common Stock available in order to provide flexibility for corporate action and strategic transactions in the future. Management believes that the availability of additional authorized shares for issuance from time to time in the Rallybio Board’s discretion in connection with future financings, investment opportunities, stock splits or dividends or for other corporate purposes is desirable in order to avoid repeated separate amendments to Rallybio’s amended and restated certificate of incorporation and the delay and expense incurred in holding special meetings of the stockholders to approve such amendments. Rallybio currently has no specific understandings, arrangements or agreements with respect to any future acquisitions that would require Rallybio to issue a material amount of new shares of Rallybio Common Stock. However, the Rallybio Board believes that the currently available unissued shares do not provide sufficient flexibility for corporate action in the future.

Rallybio will not solicit further authorization by vote of the stockholders for the issuance of the additional shares of Rallybio Common Stock proposed to be authorized, except as required by law, regulatory authorities or rules of Nasdaq or any other stock exchange on which the Rallybio Common Stock may then be listed. The issuance of additional shares of Rallybio Common Stock could have the effect of diluting existing stockholder earnings per share, book value per share and voting power. Rallybio stockholders do not have any preemptive right to purchase or subscribe for any part of any new or additional issuance of Rallybio’s securities.

In addition to the corporate purposes mentioned above, an increase in the authorized number shares of Rallybio Common Stock may make it more difficult to, or discourage an attempt to, obtain control of Rallybio by means of a takeover bid that the Rallybio Board determines is not in the best interest of Rallybio and its stockholders. However, the Rallybio Board does not intend or view the proposed increase in the number of authorized shares of Rallybio Common Stock as an anti-takeover measure and is not aware of any attempt or plan to obtain control of Rallybio.

Required Vote

The affirmative vote of the holders of at least seventy-five percent of the outstanding shares of Rallybio Common Stock entitled to vote at the Rallybio annual meeting is required to approve the Name Change Proposal. Abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the Authorized Share Proposal.

The Merger is not conditioned upon the approval of the Authorized Share Proposal.

Certain of Rallybio’s stockholders and Avenzo’s equityholders have agreed to vote any shares of common stock owned by them in favor of the Contemplated Transactions including: (a) the Nasdaq Stock Issuance Proposal, (b) the

Reverse Stock Split Proposal, (c) the Name Change Proposal, (d) the Authorized Share Proposal, and (e) the other actions contemplated by the Merger Agreement, against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Merger, and against any alternative acquisition proposals. See “Agreements Related to the Merger—Support Agreements” for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Authorized Share Proposal.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR”

THE AUTHORIZED SHARE PROPOSAL

PROPOSAL NO. 5—THE DIRECTOR ELECTION PROPOSAL

General

In accordance with Rallybio’s certificate of incorporation and bylaws, the Rallybio Board is divided into three classes. The members of each class are elected to serve a three-year term with the term of office of each class ending in successive years. Helen Boudreau, M.B.A., Lucian Iancovici, M.D. and Christine A. Nash, M.B.A. are the Class II directors whose terms expire at Rallybio’s 2026 annual meeting of stockholders. Helen Boudreau, M.B.A., Lucian Iancovici, M.D. and Christine A. Nash, M.B.A. have been nominated for and have agreed to stand for re-election to the Rallybio Board to serve as a Class II director of Rallybio for three years and until their successors are duly elected and qualified or until their earlier death, resignation or removal.

It is intended that, unless you give contrary instructions, shares represented by proxies will be voted for the election of each of the nominees listed above. Rallybio has no reason to believe that any nominee will be unable to serve. In the event that either or both nominees are unexpectedly not available to serve, proxies may be voted for another person nominated as a substitute by the Rallybio Board, or the Rallybio Board may reduce the number of directors to be elected at the annual meeting. Information relating to each nominee for election as director and for each continuing director, including his or her period of service as a director of Rallybio, principal occupation and other biographical material is shown earlier in this proxy statement.

Rallybio stockholders should understand, however, that if the Merger is consummated, the effect of the approval of the director nominees named in the Director Election Proposal will be limited because the composition of the Rallybio Board will be reconstituted upon completion of the Merger in accordance with the Merger Agreement. Immediately following the Merger, the combined company’s board of directors will be designated by Avenzo. All of Rallybio’s current directors are expected to resign from their positions as directors of Rallybio, effective as of the Effective Time. For more information, see the section titled “Management Following the Merger.”

Nominees for Election as Class II Directors

The following table identifies Rallybio’s director nominees and sets forth their principal occupation and business experience during the last five years and their ages as of June 30, 2026.

NAME	AGE	DIRECTOR SINCE	POSITION AND CLASS
Stephen Uden, M.D.	68	2023	Director (Class II); Chief Executive Officer
Helen Boudreau, M.B.A.	60	2020	Director (Class II)
Lucian Iancovici, M.D.	44	2020	Director (Class II)
Christine A. Nash, M.B.A.	53	2022	Director (Class II)

Stephen Uden, M.D., is a co-founder of, and has been Chief Executive Officer and President, and a director of, Rallybio since August 2023. From January 2018 until August 2023, Dr. Uden served as President, Chief Operating Officer and Chief Scientific Officer of Rallybio. Previously, Dr. Uden served as Senior Vice President, Research at Alexion from June 2014 to October 2017. Prior to Alexion, Dr. Uden served in various leadership roles in the research organizations of Novartis (Japan), Wyeth (Japan), Neurogen and Pfizer. Dr. Uden received a BSc in biochemistry and an M.B., B.S. in medicine from the University of London. We believe Dr. Uden is qualified to serve on Rallybio’s Board because of his executive management experience and research and scientific expertise at global pharmaceutical and biotechnology companies.

Helen M. Boudreau, M.B.A., has served as a member of Rallybio’s Board since September 2020. Since 2020, she has been Managing Director of Estuary Ventures LLC, providing board and advisory services. Previously, she served as Chief Financial Officer from July 2017 to June 2018 and as a board member from February 2016 to July 2017 of Proteostasis Therapeutics, Inc. From October 2014 to June 2017, Ms. Boudreau served as Chief Financial Officer of FORMA Therapeutics, Inc., and from September 2008 to September 2014, Ms. Boudreau served in senior finance roles at Novartis AG, including Chief Financial Officer Novartis Corporation US and Chief Financial Officer

Global Oncology. Prior to Novartis, Ms. Boudreau served in roles of increasing responsibility in strategy and finance at Pfizer from April 1999 to September 2008, including Vice President Finance Customer Business Unit and Commercial Operations and Vice President Finance, Pfizer Global Research and Development. Earlier in her career, Ms. Boudreau worked at PepsiCo Inc. and YUM! Brands, Inc., McKinsey & Company and Bank of America Corporation. Ms. Boudreau currently serves as a board member of Shattuck Labs Inc. Ms. Boudreau previously served on the board of directors of Premier, Inc., Cara Therapeutics, Inc., Evaxion Biotech A/S, Proteostasis Therapeutics, Inc. and Reunion Neuroscience Inc. Ms. Boudreau earned a B.A. in Economics from the University of Maryland, where she graduated summa cum laude, and an M.B.A. from the Darden Graduate School of Business at the University of Virginia. Ms. Boudreau is Directorship Certified® by the National Association of Corporate Directors (“NACD”) and earned the CERT Certificate in Cybersecurity Oversight from Carnegie Mellon University Software Engineering Institute and NACD. We believe Ms. Boudreau is qualified to serve on Rallybio’s Board because of her financial expertise and extensive experience as an executive and director with biotechnology companies.

Lucian Iancovici, M.D., has served as a member of Rallybio’s Board since May 2020. Dr. Iancovici is currently a Partner of TPG, a global alternative asset manager, where he has worked since January 2018. From September 2012 to October 2017, Dr. Iancovici served as the head of the Qualcomm Life Fund, a venture fund focused on investing in digital health technologies. From January 2015 to October 2017, Dr. Iancovici was a general partner at dRx Capital, a joint venture investment company launched by Novartis and Qualcomm. From 2011 to 2012, Dr. Iancovici was an associate at McKinsey & Company. Dr. Iancovici currently serves on the board of directors of Sionna Therapeutics, Inc. and on the boards of directors of several private companies. He is a board-certified internal medicine doctor who trained at Columbia University Medical Center in New York prior to joining McKinsey & Company. Dr. Iancovici received his B.A. in economics and an M.D., both from Tufts University. We believe that Dr. Iancovici is qualified to serve on Rallybio’s Board because of his extensive experience in the venture capital industry, and his medical and scientific background and training.

Christine A. Nash, M.B.A., has served as a member of Rallybio’s Board since April 2022. Since April 2018, Ms. Nash has been a principal at Chatiemac Consulting, LLC, a firm that provides strategic and commercial planning guidance to biotechnology companies and investors focused on the development of medications for rare diseases. From September 2021 until September 2022, Ms. Nash served as Board Chair and senior advisor to the President and Chief Executive Officer of The CM Group, an integrated healthcare agency focused on providing scientific and commercialization strategies and services to life sciences companies, where she also served as a member of the board of directors from August 2019 until September 2022. From 2007 to 2015, Ms. Nash held positions of increasing responsibility at Hyperion Therapeutics, Inc., including as Senior Vice President and Chief Commercial Officer since May 2012. Prior to Hyperion, from 2004 to 2007, Ms. Nash held various positions of increasing responsibility within the commercial organization at CoTherix, Inc. Ms. Nash’s previous experience includes business development and product planning and management roles with Genesoft Pharmaceuticals Inc., Oncology Therapeutics Network, Eli Lilly and Company, and Imana, Inc. Ms. Nash holds an M.B.A and a B.A. with Honors in Public Policy, both from Stanford University. We believe that Ms. Nash is qualified to serve on Rallybio’s Board because of her extensive operational and business experience in the pharmaceutical and biotechnology industries, including executive leadership, and her experience overseeing commercial organizations and product launches.

Required Vote

Rallybio’s bylaws provide for a majority voting standard for the election of directors in uncontested elections, which provides that to be elected, a director nominee must receive a greater number of votes FOR his or her election than votes AGAINST his or her election. The number of votes cast with respect to that director’s election excludes abstentions and broker non-votes with respect to that director’s election. In contested elections where the number of director nominees exceeds the number of directors to be elected, the voting standard will be a plurality of the shares present virtually in person or by proxy and entitled to vote.

The Merger is not conditioned upon the approval of the Director Election Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Director Election Proposal.

THE RALLYBIO BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE DIRECTOR NOMINEES NAMED IN THE DIRECTOR ELECTION PROPOSAL

Directors Continuing in Office

The following table identifies Rallybio’s continuing directors and sets forth their principal occupation and business experience during the last five years and their ages as of June 30, 2026.

NAME	AGE	DIRECTOR SINCE	POSITION AND CLASS
Martin W. Mackay, Ph.D.	70	2018	Chairman (Class I)
Paula Soteropoulos	58	2020	Director (Class I)
Wendy K. Chung M.D., Ph.D.	57	2022	Director (Class III)
Robert Hopfner, R.Ph., Ph.D., M.B.A.	53	2020	Director (Class III)
Ronald Hunt, M.B.A.	61	2018	Director (Class III)
Hui Liu, Ph.D., M.B.A.	53	2022	Director (Class III)

Class I Directors (Term Expires at 2028 Annual Meeting)

Martin W. Mackay, Ph.D., is a co-founder of Rallybio and Chairman of Rallybio’s Board. From January 2018 until August 2023, Dr. Mackay served as Chief Executive Officer and Chairman of the Board of Directors of Rallybio, and from August 2023 until December 2024 he served as Executive Chairman. From March 2013 to December 2017, Dr. Mackay served as the Executive Vice President and Global Head of Research & Development at Alexion Pharmaceuticals, Inc., and from July 2010 to January 2013, Dr. Mackay served as the President of Research & Development at AstraZeneca PLC. Prior to AstraZeneca, Dr. Mackay worked at Pfizer for 15 years where he held positions of increasing responsibility, including president, head of pharmatherapeutics research and development. Dr. Mackay currently serves on the board of directors of Charles River Laboratories International, Inc. and Sail Biomedicines. He previously served as a director of 5AM Acquisition Co. from October 2020 until April 2022. Dr. Mackay served on the board of Novo Nordisk from 2018 through 2025, and on the board of SpringWorks Therapeutics through its acquisition by Merck KGaA in 2025. Dr. Mackay received a BSc First Class in microbiology from Heriot-Watt University and a Ph.D. in molecular genetics from the University of Edinburgh. We believe Dr. Mackay is qualified to serve on Rallybio’s Board because of his extensive experience serving on other boards and leading research and development organizations at both global pharmaceutical and biotechnology companies, which provides Rallybio’s Board with a valuable combination of expertise.

Paula Soteropoulos has served as a member of Rallybio’s Board since October 2020. Ms. Soteropoulos currently serves as Chairman of Ensoma, a private venture-backed company, serves on the board of directors of Metri Bio and Dianthus Therapeutics, Inc. She previously served as Chief Executive Officer and President of Akcea Therapeutics, Inc. a biopharmaceutical company, where she was also a member of the board of directors. Prior to Akcea, Ms. Soteropoulos served as Senior Vice President and General Manager, Cardiometabolic Business and Strategic Alliances at Moderna Therapeutics Inc., and prior to Moderna, she served in various roles of increasing responsibility at Genzyme Corporation, including as Vice President and General Manager, Cardiovascular, Rare Diseases. Ms. Soteropoulos served for 11 years on the board of directors of uniQure N.V. Ms. Soteropoulos also serves on advisory boards of Chiesi USA and Kyowa Kirin North America. Ms. Soteropoulos earned both a B.S. in chemical and biochemical engineering and an M.S. in chemical and biochemical engineering from Tufts University, and holds an executive management certificate from the Darden Graduate School of Business at the University of Virginia. Ms. Soteropoulos serves on the Advisory Board for the Chemical and Biological Engineering Department of Tufts University. We believe Ms. Soteropoulos is qualified to serve on Rallybio’s Board because of her extensive experience in the biotechnology industry, her executive leadership experience and her service on the board of directors of other public and private biopharmaceutical companies.

Class III Directors (Term Expires at 2027 Annual Meeting)

Wendy K. Chung M.D., Ph.D., has served as a member of Rallybio’s Board since August 2022. Dr. Chung is an American Board of Medical Genetics certified clinical and molecular geneticist. Since July 2023, Dr. Chung has served as the Chair of the Department of Pediatrics at Boston Children’s Hospital and on the faculty of Harvard Medical School. From February 2014 until July 2023, she led the Precision Medicine Resource in the Irving Institute at Columbia University. From July 2017 until July 2023, Dr. Chung was the Kennedy Family Professor of Pediatrics and Medicine at Columbia University, and had been on the faculty of Columbia University since 2002. Dr. Chung received her B.A. in Biochemistry from Cornell University, her M.D. from Cornell University Medical College, and her Ph.D. in Genetics from The Rockefeller University. We believe that Dr. Chung is qualified to serve on Rallybio’s Board because of her extensive experience in medicine and research, and her service on other boards.

Robert Hopfner, R.Ph., Ph.D., M.B.A., has served as a member of Rallybio’s Board since March 2020. Since October 2017, Dr. Hopfner has served as a Managing Partner at Pivotal bioVenture Partners LLC, a venture capital firm. Prior to Pivotal, Dr. Hopfner served as a Principal at Bay City Capital LLC, a venture capital firm, from June 2007 to October 2009 and as a Managing Director and Partner from October 2009 to September 2017. Dr. Hopfner currently serves as a board member of Evommune, Inc., and on the boards of directors of a number of private life sciences companies. Dr. Hopfner previously served on the board of directors of Vaxcyte, Inc., Oculis Holding AG and Inozyme Pharma Inc. Dr. Hopfner received a B.Sc. in Pharmacy and a Ph.D. in Pharmacology from the University of Saskatchewan and an M.B.A. from the University of Chicago. We believe Dr. Hopfner is qualified to serve on Rallybio’s Board because of his experience in advising public and private life sciences companies, as well as his research in the pharmaceutical field.

Ronald Hunt, M.B.A., has served as a member of Rallybio’s Board since 2018. Since 2005, Mr. Hunt has served as a Managing Director and Member of New Leaf Venture Partners, L.L.C., a venture capital firm. Previously, Mr. Hunt served at the Sprout Group, a venture capital firm and was a consultant with consulting firms Coopers & Lybrand Consulting and The Health Care Group, Inc. Mr. Hunt worked earlier in his career in various sales and marketing positions at Johnson & Johnson and SmithKline Beecham Pharmaceuticals PLC. Mr. Hunt currently serves as a director of Iterum Therapeutics, Ltd., a clinical-stage company, and on the boards of a number of private pharmaceutical and healthcare companies. Mr. Hunt previously served on the board of directors of Harpoon Therapeutics, Inc. Mr. Hunt received a B.S. from Cornell University and an M.B.A. from the Wharton School of the University of Pennsylvania. We believe Mr. Hunt is qualified to serve on Rallybio’s Board because of his investment experience, his experience in the pharmaceutical industry and service on the board of directors of other public and private biopharmaceutical and biotechnology companies.

Hui Liu, Ph.D., M.B.A., as served as a member of Rallybio’s Board since April 2022. Dr Liu has been the Chief Executive Officer and board member of Olethros B.V. since August 2025. Dr. Liu has also been Chief Operating and Business Officer of Gyes B.V. since August 2025. Until July 2024, Dr. Liu was Chief Business Officer since December 2015 and Head of Merus U.S. since October 2018 of Merus N.V., a clinical-stage oncology company. From 2013 to 2015, Dr. Liu served as Vice President and Global Head, Business Development & Licensing, Oncology, and from 2009 to 2012 as Vice President and Global Head, Business Development & Licensing, Vaccines & Diagnostics, at Novartis AG. Prior to Novartis, Dr. Liu held positions of increasing responsibility in business development at Pfizer from 2004 to 2009 and in the R&D organization at Pfizer and its predecessor company Warner-Lambert from 1997 to 2001. From 2001 to 2004, Dr. Liu was an investment banker at Goldman Sachs and Citigroup. Dr. Liu received a Ph.D. in molecular biology and an M.B.A. in finance from the University of Michigan and a B.S. in biology from Peking University. We believe that Dr. Liu is qualified to serve on Rallybio’s Board because of his extensive operational and business experience in the pharmaceutical and biotechnology industries, including executive leadership, and his transactional experience.

PROPOSAL NO. 6—THE AUDITOR RATIFICATION PROPOSAL

General

Rallybio’s stockholders are being asked to ratify the selection by the audit committee of the Rallybio Board (the “audit committee”) of Deloitte & Touche LLP (“Deloitte”) as Rallybio’s independent registered public accounting firm for the fiscal year ending December 31, 2026; provided that if the Merger is consummated, it is expected that Ernst & Young LLP will be appointed as the combined company’s independent registered public accounting firm for the fiscal year ending December 31, 2026. Deloitte & Touche LLP has served as Rallybio’s independent registered public accounting firm since 2018.

The audit committee annually reviews the independent registered public accounting firm’s independence, including reviewing all relationships between the independent registered public accounting firm and us and any disclosed relationships or services that may impact the objectivity and independence of the independent registered public accounting firm, and the independent registered public accounting firm’s performance. Although ratification is not required by Rallybio’s bylaws or otherwise, the Rallybio Board is submitting the selection of Deloitte & Touche LLP to Rallybio’s stockholders for ratification as a matter of good corporate practice. If the selection is not ratified, the audit committee will consider whether it is appropriate to select another independent registered public accounting firm. Even if the selection is ratified, the audit committee in its discretion may select a different registered public accounting firm at any time during the year if the committee determines that such a change would be in the best interests of Rallybio and its stockholders.

A representative of Deloitte & Touche LLP is expected to be present at the Rallybio annual meeting and will have an opportunity to make a statement if he or she desires to do so and to respond to appropriate questions from Rallybio’s stockholders.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The audit committee pre-approves all auditing services, internal control related services and permitted non-audit services (including the fees and terms thereof) to be performed by Deloitte & Touche LLP, subject to the de minimis exception for non-audit services that are approved by the audit committee prior to the completion of an audit. The audit committee may delegate pre-approval authority to one or more members of the audit committee consistent with applicable law and listing standards, provided that the decisions of such audit committee member or members must be presented to the full audit committee at its next scheduled meeting. The audit committee is responsible for the audit fee negotiations associated with the retention of Deloitte & Touche LLP.

Principal Accountant Fees and Services

Rallybio regularly reviews the services and fees of its independent registered public accounting firm. These services and fees are also reviewed by the audit committee on an annual basis. The aggregate fees billed for the fiscal years ended December 31, 2025 and 2024 for each of the following categories of services are as follows:

	FISCAL YEAR ENDED
FEE CATEGORY	2025	2024
Audit Fees	$764,105	$832,578
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	3,828	3,828

Total Fees	$767,933	$836,406

Audit Fees. Audit fees for the fiscal years ended 2025 and 2024 consist of fees billed for professional services provided in connection with the audit of our annual financial statements, the review of our quarterly financial statements, and audit services that are normally provided by an independent registered public accounting firm in connection with regulatory filings and were $764,105 and $832,578, respectively. The audit fees for the fiscal year ended December 31, 2025 includes fees for professional services provided in connection with our Form S-8 registration statement filed in May 2025, including comfort letters, consents and review of documents filed with the SEC, which totaled approximately $65,000. The audit fees for the fiscal year ended December 31, 2024 includes fees for professional services provided in connection with our Form S-8 registration statement filed in March 2024, Rallybio’s Form S-3 registration statement filed in May 2024, including comfort letters, consents and review of documents filed with the SEC, which totaled approximately $100,000.

Tax Fees. There were no tax fees for the fiscal year ended 2025 and 2024.

All Other Fees. All other fees represent payment for access to Deloitte & Touche LLP online software tools.

The Audit Committee pre-approved all services performed since the pre-approval policy was adopted.

Required Vote

The affirmative vote of a majority of the votes properly cast for and against by the holders of Rallybio Common Stock entitled to vote on at the Rallybio annual meeting is required to approve the Auditor Ratification Proposal. Abstentions and broker non-votes (if any) will have no effect on the outcome of the vote on the Auditor Ratification Proposal.

The Merger is not conditioned upon the approval of the Auditor Ratification Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Auditor Ratification Proposal.

THE RALLYBIO BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AUDITOR RATIFICATION PROPOSAL.

REPORT OF THE AUDIT COMMITTEE

The information contained in this report shall not be deemed to be “soliciting material” or “filed” or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Rallybio specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

We operate in accordance with a written charter adopted by our Board of Directors and reviewed annually by the audit committee. We are responsible for overseeing the quality and integrity of Rallybio’s accounting, auditing and financial reporting practices. In accordance with the rules of the SEC and Nasdaq, the audit committee is composed entirely of members who are independent, as defined by the listing standards of Nasdaq and Rallybio’s Corporate Governance Guidelines. Further, the Rallybio Board has determined that one of our members (Ms. Boudreau) is an audit committee financial expert as defined by the rules of the SEC.

We met 4 times during the fiscal year 2025 with Rallybio’s management and Deloitte & Touche LLP, Rallybio’s independent registered public accounting firm, including, but not limited to, meetings held to review and discuss the annual audited and quarterly financial statements and Rallybio’s earnings press releases.

We believe that we fully discharged our oversight responsibilities as described in our charter, including with respect to the audit process. We reviewed and discussed our audited financial statements for the fiscal year ended December 31, 2025, with management and Deloitte & Touche LLP. Management has the responsibility for the preparation of Rallybio’s financial statements, and Deloitte & Touche LLP has the responsibility for the audit of those statements. We discussed with Deloitte & Touche LLP the matters required to be discussed by Public Company Accounting Oversight Board (“PCAOB”), Auditing Standard No.1301 and the SEC. We received the written disclosures and the letter from Deloitte & Touche LLP pursuant to Rule 3526, Communication with Audit Committees Concerning Independence, of the PCAOB, concerning any relationships between Deloitte & Touche LLP and Rallybio and the potential effects of any disclosed relationships on Deloitte & Touche LLPs independence, and discussed with Deloitte & Touche LLP its independence. We reviewed with Deloitte & Touche LLP their audit plans, audit scope, identification of audit risks and their audit efforts, and discussed and reviewed the results of Deloitte & Touche LLP’s examination of Rallybio’s financial statements both with and without management.

We considered any fees paid to Deloitte & Touche LLP for the provision of non-audit related services and do not believe that these fees compromise Deloitte & Touche LLP’s independence in performing the audit.

Based on these reviews and discussions with management and Deloitte & Touche LLP, we approved the inclusion of Rallybio Corporation’s audited financial statements in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the SEC. We also have selected Deloitte & Touche LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2026, subject to ratification by Rallybio Corporation’s stockholders.

Members of the Rallybio Audit Committee

Helen M. Boudreau, M.B.A, Chair

Robert Hopfner, R.Ph., Ph.D., M.B.A.

Ronald Hunt, M.B.A.

Hui Liu, Ph.D., M.B.A.

PROPOSAL NO. 7—THE 2026 PLAN PROPOSAL

Unless otherwise indicated or the context otherwise requires, references in this section to the “Company,” “we,” “our,” “us,” or similar terms refer to the combined company and its subsidiaries following the Merger.

Overview

Rallybio stockholders are also being asked to consider and vote upon the 2026 Plan Proposal to approve the combined company’s 2026 Equity Incentive Plan (the “2026 Plan”). The Rallybio Board initially approved the 2026 Plan on March 16, 2026, subject to Rallybio stockholder approval. If the Rallybio stockholders approve the 2026 Plan, the parties have agreed under the terms of the Merger Agreement that the 2026 Plan will become effective on the date immediately following the consummation of the Merger. If the 2026 Plan is not approved by the Rallybio stockholders, it will not become effective and no awards will be granted thereunder. The 2026 Plan is described in more detail below.

The summary is qualified in its entirety by reference to the text of the 2026 Plan, a copy of which is attached as Annex L to this proxy statement/prospectus. Rallybio stockholders should refer to the 2026 Plan for more complete and detailed information about the terms and conditions of the 2026 Plan.

2026 Equity Incentive Plan

The 2026 Plan will be the successor to and continuation of the Rallybio Corporation 2021 Equity Incentive Plan (the “2021 Plan”). Once the 2026 Plan becomes effective, no further grants will be made under the 2021 Plan.

Eligibility. Any individual who is an employee of us or any of our affiliates, or any person who provides services to us or our affiliates, including members of our board of directors, is eligible to receive awards under the 2026 Plan at the discretion of the plan administrator. If the 2026 Plan Proposal is approved by the Rallybio stockholders, all of our nonemployee directors (presently expected to be six individuals), all    of employees, and    consultants (as of    ) expected to continue with us after the Merger will be eligible to receive awards following the consummation of the Merger.

Types of Awards. The 2026 Plan provides for the grant of incentive stock options (“ISOs”) to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of stock awards to employees, directors, and consultants, including employees and consultants of our affiliates.

Authorized Shares. If the request to approve the 2026 Plan is approved by Rallybio’s stockholders, a number of shares of our common stock will be available for grant under the 2026 Plan equal to (a) the product of (i) eighteen percent (18%), multiplied by (ii) the total number of shares of our common stock outstanding plus all shares of our common stock issuable upon conversion or exercise of outstanding securities and rights, including (without limitation) preferred stock on an as-converted basis, equity awards, warrants (including pre-funded warrants), and any convertible indebtedness or similar instruments, whether or not then vested or exercisable, determined on the effective date of the 2026 Plan, subject to adjustment for specified changes in our capitalization (the “Share Reserve”), plus (b) up to the number of shares of our common stock subject to outstanding stock awards granted under the 2021 Plan that, on or after the 2026 Plan becomes effective, expire or otherwise terminate prior to exercise or settlement; are not issued because the stock award is settled in cash; are forfeited or repurchased because of the failure to vest; or are reacquired or withheld to satisfy a tax withholding obligation or the purchase or exercise price if any, as such shares becomes available from time to time. Shares issued in connection with a merger or acquisition as permitted by applicable stock exchange listing rules, including Nasdaq Listing Rule 5635(c), will not reduce the number of shares available for issuance under the 2026 Plan. Accordingly, any Avenzo stock options that are converted into our common stock as part of the Merger are not counted against the foregoing equity pool established by the 2026 Plan. In addition, the number of shares of our common stock reserved for issuance under the 2026 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2027 through January 1, 2036, in an amount equal to 5% of the total number of shares of our common stock outstanding plus all shares of our common stock issuable upon conversion or exercise of outstanding securities and rights, including

(without limitation) preferred stock on an as-converted basis, equity awards, warrants (including pre-funded warrants), and any convertible indebtedness or similar instruments, whether or not then vested or exercisable, on December 31 of the preceding year, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under the 2026 Plan is equal to three multiplied by the Share Reserve. As of    , the record date for the Rallybio annual meeting, the closing price of Rallybio Common Stock as reported on Nasdaq was $   per share.

Shares subject to stock awards granted under the 2026 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under the 2026 Plan. Additionally, shares become available for future grant under the 2026 Plan if they were issued stock awards under the 2026 Plan and we repurchase them or they are forfeited because of a failure to meet a contingency or condition required for the vesting of such shares, or if such shares are used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer the 2026 Plan. Our board of directors may delegate concurrent authority to administer the 2026 Plan to our compensation committee under the terms of our compensation committee’s charter. We sometimes refer to our board of directors, or the applicable committee with the power to administer our equity incentive plans, as the administrator. The administrator may also delegate to one or more persons or bodies the authority to (i) designate employees (other than officers) to receive specified awards, (ii) determine the number of shares subject to such awards, and (iii) determine the terms of such awards. Such persons or bodies may not grant a stock award to themselves and neither our board nor any committee may delegate authority to any person or body (who is not a member of our board or such body that is not comprised solely of members of our board) the authority to determine the fair market value of our common stock for purposes of the 2026 Plan.

The administrator has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of awards, if any, the number of shares subject to each award, the fair market value of a share of common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under the 2026 Plan.

In addition, subject to the terms of the 2026 Plan, the administrator also has the power to modify outstanding awards under the 2026 Plan, including the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the administrator. The administrator determines the exercise price for stock options, within the terms and conditions of the 2026 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2026 Plan vest at the rate specified in the stock option agreement as determined by the administrator.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the option is not exercisable after the expiration of five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock units are granted under restricted stock unit award agreements adopted by the administrator. Restricted stock units may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of our common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation grant agreements adopted by the administrator. The administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2026 Plan vests at the rate specified in the stock appreciation right agreement as determined by the administrator.

Performance Awards. The 2026 Plan permits the grant of performance-based stock and cash awards. The administrator may structure awards so that the shares of our stock, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any one of, or combination of, the following as determined by the administrator: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; relative stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales, annual recurring revenue or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholder’s equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; financing; regulatory milestones; stockholder liquidity; corporate governance and compliance; intellectual property; personnel matters; progress of internal research; progress of partnered programs; partner satisfaction; budget management; partner or collaborator achievements; internal controls, including those related to the Sarbanes-Oxley Act of 2002; investor relations, analysts and communication; implementation or completion of projects or processes; employee retention; number of users, including unique users; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with respect to the marketing, distribution and sale of the Company’s products, if approved; supply chain achievements; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the administrator.

The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture;

(8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The administrator may grant other awards based in whole or in part by reference to our common stock. The administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including stock awards granted and cash fees paid by us to such non-employee director, will not exceed $750,000 in total value, or in the event such non-employee director is first appointed or elected to the board during such calendar year, $1,000,000 in total value (in each case, calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes).

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2026 Plan, (ii) the class and maximum number of shares by which the Share Reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2026 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2026 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the transaction). With respect to performance awards with multiple vesting levels depending on performance level, unless otherwise provided by an award agreement or by the administrator, the award will accelerate at 100% of target. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by persons other than current participants, such awards will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the transaction. The administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.

In the event a stock award will terminate if not exercised prior to the effective time of a transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award over (ii) any exercise price payable by such holder in connection with such exercise.

Under the 2026 Plan, a corporate transaction is defined to include the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events: (i) a sale or disposition of all or substantially all of our assets; (ii) a sale or disposition of more than 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction where we do not survive the transaction; and (iv) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder.

Change in Control. In the event of a change in control, as defined under the 2026 Plan, awards granted under the 2026 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Under the 2026 Plan, a change in control is defined to include: (i) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (ii) a consummated merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (iii) a consummated sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders; and (iv) an unapproved change in the majority of the board of directors.

Transferability. A participant may not transfer stock awards under the 2026 Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2026 Plan.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate the 2026 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted the 2026 Plan. No stock awards may be granted under the 2026 Plan while it is suspended or after it is terminated.

Clawback Policy. All awards granted under the 2026 Plan will be subject to recoupment in accordance with any clawback policy that the combined company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the combined company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law, and any clawback policy that the combined company otherwise adopts, to the extent applicable and permissible under applicable law. In addition, the board of directors may impose such other clawback, recovery or recoupment provisions in an award agreement as the board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of common stock or other cash or property upon the occurrence of cause. No recovery of compensation under such a clawback policy will be an event giving rise to a participant’s right to voluntarily terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the combined company.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and the combined company with respect to participation in the 2026 Plan, which will not become effective until the date immediately following the consummation of the Merger. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired under the 2026 Plan. The 2026 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. The combined company’s ability to realize the benefit of any tax deductions described below depends on the combined company’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of the combined company’s tax reporting obligations.

Tax Consequences to the Participants

Nonstatutory Stock Options. Generally, there is no taxation upon the grant of a nonstatutory stock option. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by the combined company or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the combined company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options. The 2026 Plan provides for the grant of stock options that are intended to qualify as “incentive stock options,” as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant’s tax basis in that share will be long-term capital gain or loss. If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year. For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant’s alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised. The combined company is not allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, the combined company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and provided that either the employee includes that amount in income or the combined company timely satisfies its reporting requirements with respect to that amount.

Restricted Stock Awards. Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is subject to restrictions constituting a substantial risk of forfeiture when it is received (for example, if the employee is required to work for a period of time in order to have the right to transfer or sell the stock), the recipient generally will not recognize income until the restrictions constituting a substantial risk of forfeiture lapse, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the IRS, within 30 days following the date of grant, to recognize ordinary income, as of the date of grant, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the restrictions constituting a substantial risk of forfeiture lapse. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the combined company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.

Restricted Stock Unit Awards. Generally, the recipient of a restricted stock unit award will generally recognize ordinary income at the time the stock is delivered equal to the excess, if any, of (i) the fair market value of the stock received over any amount paid by the recipient in exchange for the stock or (ii) the amount of cash paid to the participant. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the combined company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.

Stock Appreciation Rights. Generally, the recipient of a stock appreciation right will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the combined company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Tax Consequences to the Combined Company

Compensation of Covered Employees. The ability of the combined company to obtain a deduction for amounts paid under the 2026 Plan could be limited by Section 162(m) of the Code. Section 162(m) of the Code limits the combined company’s ability to deduct compensation, for U.S. federal income tax purposes, paid during any year to a “covered employee” (within the meaning of Section 162(m) of the Code) in excess of $1 million.

Golden Parachute Payments. The ability of the combined company (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the 2026 Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain “excess parachute payments” made in connection with a change in control of an employer-corporation.

New Plan Benefits

The awards, if any, that will be made to eligible persons under the 2026 Plan are subject to the discretion of the combined company’s board of directors. Therefore, Rallybio cannot currently determine the benefits or number of shares subject to awards that may be granted in the future nor may it determine the amounts that would have been granted in the last completed fiscal year if the 2026 Plan had been in effect.

Registration with the SEC

If the 2026 Plan is approved by Rallybio’s stockholders and becomes effective, the combined company intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the 2026 Plan as soon as reasonably practicable after the combined company becomes eligible to use such form.

Required Vote

The affirmative vote of a majority of the total votes cast by the holders of Rallybio Common Stock entitled to vote at the Rallybio annual meeting, assuming a quorum is present, is required to approve the 2026 Plan Proposal. Abstentions and broker non-votes will be treated as shares present for purposes of determining the presence of a quorum for the transaction of business at the Rallybio annual meeting, but will not be counted as votes cast and will have no effect on the outcome of the vote on the 2026 Plan Proposal.

The 2026 Plan Proposal is conditioned on the consummation of the Merger. If the Merger is not consummated, the 2026 Plan Proposal will have no effect, even if approved by Rallybio’s stockholders.

The Merger is not conditioned upon the approval of the 2026 Plan Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the 2026 Plan Proposal.

THE RALLYBIO BOARD UNANIMOUSLY RECOMMENDS THAT YOU

VOTE “FOR” THE 2026 PLAN PROPOSAL

PROPOSAL NO. 8—THE 2026 ESPP PROPOSAL

Unless otherwise indicated or the context otherwise requires, references in this section to the “Company,” “we,” “our,” “us,” or similar terms refer to the combined company and its subsidiaries following the Merger.

Overview

Rallybio stockholders are also being asked to consider and vote upon the 2026 ESPP Proposal to approve the combined company’s 2026 Employee Stock Purchase Plan (the “2026 ESPP”). The Rallybio Board initially approved the 2026 ESPP on March 16, 2026, subject to Rallybio stockholder approval. If the Rallybio stockholders approve the 2026 ESPP Proposal, the parties have agreed under the terms of the Merger Agreement that the 2026 ESPP will become effective on the date immediately following the consummation of the Merger. If the 2026 ESPP is not approved by the Rallybio stockholders, it will not become effective. The 2026 ESPP is described in more detail below.

The summary is qualified in its entirety by reference to the text of the 2026 ESPP, a copy of which is attached as Annex M to this proxy statement/prospectus. Rallybio stockholders should refer to the 2026 ESPP for a more complete and detailed information about the terms and conditions of the 2026 ESPP.

2026 Employee Stock Purchase Plan

The purpose of the 2026 ESPP is to secure and retain the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our 2026 ESPP will include two components. One component will be designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component will permit the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws. The 2026 ESPP will serve as the go-forward employee stock purchase plan for the combined company, and the combined company expects to commence offerings under the 2026 ESPP following the current offering period under the Rallybio Corporation 2021 Employee Stock Purchase Plan.

Eligibility. Our employees and the employees of any of our designated affiliates, will be eligible to participate in the 2026 ESPP, provided they may have to satisfy one or more of the following service requirements before participating in the 2026 ESPP, as determined by the administrator: (1) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year or (2) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. In addition, our board of directors may also exclude from participation in the 2026 ESPP or any offering, employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) or a subset of such highly compensated employees. If this 2026 ESPP Proposal is approved by the Rallybio stockholders, all     of our employees and our related corporations (as of    ) will be eligible to participate in the 2026 ESPP following the consummation of the Merger. An employee may not be granted rights to purchase stock under the 423 Component of the 2026 ESPP (a) if such employee immediately after the grant would own stock (including stock issuable upon exercise of all such employee’s purchase rights) possessing 5% or more of the total combined voting power or value of all classes of our common stock or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of our common stock for each calendar year that the rights remain outstanding. Our board of directors may approve different eligibility rules for the Non-423 Component.

Share Reserve. The 2026 ESPP authorizes the issuance of shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. Following the consummation of the Merger, the maximum number of shares of our common stock that may be issued under the 2026 ESPP will not exceed the number of shares of our common stock equal to 1% of the total number of shares of our common stock outstanding plus all shares of our common stock issuable upon conversion or exercise of outstanding securities and rights, including (without limitation) preferred stock on an as-converted basis, equity awards, warrants (including pre-funded warrants), and any convertible indebtedness or similar instruments, whether or not then vested or exercisable, determined on the effective date of the 2026 ESPP, subject to adjustment for specified changes in our capitalization (the “Initial Share Reserve”). Additionally, the number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2027 (assuming the 2026 ESPP becomes effective in 2026) through January 1, 2036, by the lesser of (i) 1% of the total number of shares of our common stock outstanding plus all shares of our common stock issuable upon conversion or exercise of outstanding securities and rights, including (without limitation) preferred stock on an as-converted basis, equity awards, warrants (including pre-funded warrants), and any convertible indebtedness or similar instruments, whether or not then vested or exercisable, on December 31 of the preceding calendar year, and (ii) a number of shares equal to three times the Initial Share Reserve; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). As of    , the record date for the Rallybio annual meeting, the closing price of Rallybio Common Stock as reported on Nasdaq was $   per share.

Administration. Our board of directors, or a duly authorized committee thereof, will administer our 2026 ESPP. Our board may delegate concurrent authority to administer the 2026 ESPP to our compensation committee under the terms of the compensation committee’s charter. The 2026 ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the 2026 ESPP, we may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the 2026 ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, will be eligible to participate in the 2026 ESPP and to contribute, normally through payroll deductions, up to a maximum percentage of their earnings (as defined in the 2026 ESPP) or up to a set dollar amount for the purchase of our common stock under the 2026 ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the 2026 ESPP at a price per share that is at least the lesser of (i) 85% of the fair market value of a share of our common stock on the first date of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the 2026 ESPP, as determined by our board of directors, including: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year; or (ii) continuous employment with us or one of our affiliates for a minimum period of time (not to exceed two years). No employee may purchase shares under the 2026 ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2026 ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (i) the number of shares reserved under the 2026 ESPP; (ii) the maximum number of shares by which the share reserve may increase automatically each year; (iii) the number of shares and purchase price of all outstanding purchase rights; and (iv) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, including the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events: (i) a sale of all or substantially all of our assets; (ii) a sale or disposition of more than 50% of our outstanding securities; (iii) a merger or consolidation where we do not survive the transaction; and (iv) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the 2026 ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days (or such other period specified by the board of directors) before such corporate transaction, and such purchase rights will terminate immediately after such purchase.

2026 ESPP Amendment or Termination. Our board of directors has the authority to amend or terminate our 2026 ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our 2026 ESPP as required by applicable law or listing requirements.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and the combined company with respect to participation in the 2026 ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of the combined company’s common stock acquired under the 2026 ESPP. The 2026 ESPP is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Tax Consequences to Participants

423 Component of the 2026 ESPP. Rights granted under the 423 Component of the 2026 ESPP are intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of the combined company’s common stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until a sale or other disposition of the acquired shares. The taxation upon such sale or other disposition will depend upon the holding period of the acquired shares.

If the shares are sold or otherwise disposed of more than two years after the beginning of the offering period and more than one year after the shares are transferred to the participant, then the lesser of the following will be treated as ordinary income: (i) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price; or (ii) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price (determined as of the beginning of the offering period). Any further gain or any loss will be taxed as a long-term capital gain or loss.

If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income at the time of such sale or other disposition. The balance of any gain will be treated as capital gain. Even if the shares are later sold or otherwise disposed of for less than their fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the shares on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the shares have been held.

Non-423 Component. A participant will be taxed on amounts withheld for the purchase of shares of the combined company’s common stock as if such amounts were actually received. Under the Non-423 Component, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the purchase right over the purchase price. If the participant is employed by the combined company or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the purchase right, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

Tax Consequences to the Combined Company

There are no U.S. federal income tax consequences to the combined company by reason of the grant or exercise of rights under the 2026 ESPP. The combined company is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant for shares sold or otherwise disposed of before the expiration of the holding periods described above (subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of tax reporting obligations).

New Plan Benefits

Participation in the 2026 ESPP is voluntary and each eligible employee will make his or her own decision regarding whether and to what extent to participate in the 2026 ESPP. Therefore, Rallybio cannot currently determine the benefits or number of shares subject to purchase rights and a new plan benefits table is thus not provided. In addition, Rallybio cannot determine the benefits or number of shares subject to awards that would have been received by any service provider of Rallybio if the 2026 ESPP had been in effect.

Registration with the SEC

If the 2026 ESPP is approved by Rallybio stockholders and becomes effective, the combined company intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the 2026 ESPP as soon as reasonably practicable after the combined company becomes eligible to use such form.

Required Vote

The affirmative vote of a majority of the total votes cast by the holders of Rallybio Common Stock entitled to vote at the Rallybio annual meeting, assuming a quorum is present, is required to approve the 2026 ESPP Proposal. Abstentions and broker non-votes will be treated as shares present for purposes of determining the presence of a quorum for the transaction of business at the Rallybio annual meeting, but will not be counted as votes cast and will have no effect on the outcome of the vote on the 2026 ESPP Proposal.

The 2026 ESPP Proposal is conditioned on the consummation of the Merger. If the Merger is not consummated, the 2026 ESPP Proposal will have no effect, even if approved by Rallybio’s stockholders.

The Merger is not conditioned upon the approval of the 2026 ESPP Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the 2026 ESPP Proposal.

THE RALLYBIO BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE

“FOR” THE 2026 ESPP PROPOSAL

PROPOSAL NO. 9—THE ADJOURNMENT PROPOSAL

General

If Rallybio fails to receive a sufficient number of votes to approve the Nasdaq Stock Issuance Proposal, the Reverse Stock Split Proposal, the Name Change Proposal and/or the Authorized Share Proposal, Rallybio may propose to adjourn the Rallybio annual meeting, for a period of not more than 60 days, for the purpose of soliciting additional proxies to approve the Nasdaq Stock Issuance Proposal, the Reverse Stock Split Proposal, the Name Change Proposal and/or the Authorized Share Proposal. Rallybio currently does not intend to propose adjournment at the Rallybio annual meeting if there are sufficient votes to approve the Nasdaq Stock Issuance Proposal, the Reverse Stock Split Proposal, the Name Change Proposal and/or the Authorized Share Proposal.

If a quorum is not present at the Rallybio annual meeting, under Rallybio’s bylaws, the chairperson of the Rallybio annual meeting will have the power to adjourn the Rallybio annual meeting until a quorum is present or represented.

Required Vote

The affirmative vote of a majority of shares of Rallybio Common Stock present in person (by virtual attendance) or represented by proxy at the Rallybio annual meeting and entitled to vote on the matter is required to approve the Adjournment Proposal.

The Merger is not conditioned upon the approval of the Adjournment Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Adjournment Proposal.

THE RALLYBIO BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR”

THE ADJOURNMENT PROPOSAL, IF NECESSARY

RALLYBIO’S BUSINESS

Unless otherwise indicated or the context otherwise requires, references in this section to “Rallybio,” the “Company” “we,” “us,” “our” and other similar terms refer to Rallybio and its subsidiaries.

Overview

We are a clinical-stage biotechnology company comprised of experienced biopharma industry leaders with extensive research, development, and rare disease expertise with a mission to develop and commercialize life-transforming therapies for patients with severe and rare diseases. Our lead program, RLYB116, is a differentiated complement component 5 (“C5”) inhibitor with the potential to treat diseases of complement dysregulation. In addition, RLYB332, a long-acting matriptase-2 (“MTP-2”) antibody for the treatment of diseases of iron overload, is currently in preclinical development.

Recent Developments

On March 1, 2026, we entered into an Agreement and Plan of Merger and Reorganization with Candid Therapeutics, Inc. (“Candid”) (the “Candid Merger Agreement”) pursuant to which the parties intended to undertake a business combination.

On May 3, 2026, Candid terminated the Candid Merger Agreement concurrently with entering into a Permitted Alternative Agreement (as defined in the Candid Merger Agreement) with UCB S.A. As a result of the termination of the Candid Merger Agreement, we were paid a $50.0 million Parent Termination Fee (as defined in the Candid Merger Agreement) and were reimbursed $0.4 million for certain expenses on May 4, 2026.

Upon the termination of the Candid Merger Agreement, we immediately restarted the evaluation of strategic alternatives that we initiated in 2025.

On May 31, 2026, we entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Avenzo Therapeutics, Inc., a Delaware corporation (“Avenzo”), a clinical-stage biotechnology company developing next-generation oncology therapies, and Farmington Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Rallybio (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Avenzo, with Avenzo surviving as a wholly owned subsidiary of Rallybio. The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Concurrently with the execution and delivery of the Merger Agreement, certain investors entered into the Subscription Agreement with Avenzo, pursuant to which such investors have agreed to purchase, immediately prior to the Merger, shares of Avenzo Common Stock representing an aggregate commitment of approximately $215.0 million in the Concurrent Financing. The shares of Avenzo Common Stock that are issued in the Concurrent Financing will be or will have the right to be, respectively, converted into shares of Rallybio Common Stock in the Merger.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time (the “Effective Time”), (a) each then-outstanding share of common stock or preferred stock of Avenzo (each such share, a “Avenzo Share”) (excluding any share described in clauses (b) or (c) below and Avenzo Capital Stock held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of Rallybio Common Stock, par value $0.0001 per share (“Rallybio Common Stock”), equal to the Exchange Ratio as set forth in the Merger Agreement (the “Exchange Ratio”), (b) each Avenzo Share issued in the Concurrent Financing will be converted into the right to receive a number of shares of Rallybio Common Stock equal to the Concurrent Financing Exchange Ratio, (c) any Avenzo Capital Stock held as treasury shares or held or owned by Rallybio, Merger Sub or any subsidiary of Rallybio or Avenzo immediately prior to the Effective Time will be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each then-outstanding option to purchase Avenzo Capital Stock will be converted into an option to purchase Rallybio Common Stock, based on the Exchange Ratio and subject to adjustment as set forth in the Merger Agreement.

Under the Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, immediately after the Closing, on a pro forma basis and based upon the number of shares of Rallybio Common Stock expected to be issued in connection with the Merger, pre-Merger equityholders of Avenzo (other than investors in the Concurrent Financing) are expected to own approximately 56.6% of the combined company, pre-Merger equityholders of Rallybio are expected to own approximately 2.8% of the combined company and the investors in the Concurrent Financing are expected to own approximately 40.6% of the combined company (assuming proceeds from the Concurrent Financing of $215.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Rallybio of $15.0 million (calculated after giving effect to expected payment of Parent Distributions), (ii) a fixed valuation for Avenzo of $300.0 million, and (iii) the relative capitalization of Rallybio and Avenzo. The percentage of the combined company that each party’s equityholders will own following the Closing is subject to certain adjustments, including the amount of the final Rallybio Net Cash at the Closing. Rallybio Net Cash as calculated under the Merger Agreement makes certain adjustments to the value of Rallybio’s Cash and Cash Equivalents (as defined in the Merger Agreement). The adjustments are described in the section titled “The Merger Agreement—Calculation of Rallybio Net Cash.” Based on its Cash and Cash Equivalents and other balance sheet line items as of March 31, 2026 and current estimates of the other elements of Rallybio Net Cash (including projected adjustments to Rallybio’s Cash and Cash Equivalents), Rallybio calculates that it had Rallybio Net Cash of approximately $83.2 million as of June 30, 2026. Rallybio expects to continue to incur losses in future periods primarily related to the proposed Merger and, as a result, available Cash and Cash Equivalents will continue to decrease and Rallybio intends to distribute substantially all of the Rallybio Net Cash to its pre-Closing stockholders in connection with the Merger, which may be payable after the Closing Date. For a description of the calculation of Rallybio Net Cash as set forth in the Merger Agreement, please see the section titled “The Merger Agreement—Calculation of Rallybio Net Cash.”

Immediately prior to the Effective Time, Rallybio and a rights agent are expected to enter into a Contingent Value Rights Agreement (the “CVR Agreement”), pursuant to which after the Closing Date holders of record of certain Rallybio securities as of the close of business on the last business day prior to the day on which the Effective Time occurs will receive one contingent value right (each, a “CVR”) for each outstanding share of Rallybio Common Stock, prefunded warrant, Rallybio restricted stock unit or In the Money Parent Option (as defined in the CVR Agreement) held as of such date. Pursuant to the CVR Agreement, each CVR holder will be entitled to receive their pro rata share of (i) all of the net proceeds (including cash the value of stock to the extent listed on a national exchange, at the time of disposition), if any, received by Rallybio as a result of payments made to Rallybio of any upfront, milestone, royalty and other payments received under any disposition agreement related to Rallybio’s pre-Merger assets (the “Legacy Assets”), and (ii) any cash proceeds received from Recursion under the Membership Interest Purchase Agreement, dated July 8, 2025, by and among Recursion, Exscientia Ventures I, Inc., Rallybio Corporation and Rallybio IPB, LLC. For a period of four months after the Closing Date, Rallybio will use commercially reasonable efforts to effect the disposition of the Legacy Assets with respect to a third party that Rallybio had been in discussions with regarding a disposition prior to the Closing Date, subject to certain limitations. Such net proceeds will be subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred or other liabilities borne by Rallybio or its affiliates in respect of the Legacy Assets, and losses incurred by Rallybio or its affiliates due to a third-party proceeding in connection with such disposition.

Our Pipeline

As part of the proposed Merger with Avenzo the programs in Rallybio’s pipeline that are illustrated in the chart below will be subject to the CVR described above.

C5: Complement component 5; ABD: Albumin-binding domain; PTR: Platelet Transfusion Refractoriness; APS: Antiphospholipid Syndrome

Treatment of Disorders Due to Complement Dysregulation

The complement system plays a central role in innate immunity, as well as shaping adaptive immune response. Dysregulation of the complement pathway has been implicated in the pathogenesis of a growing number of diseases, making it an attractive target for therapeutic intervention. Antibody inhibitors of C5 have been successfully developed to treat diseases caused by complement pathway dysregulation, including paroxysmal nocturnal hemoglobinuria (“PNH”), atypical hemolytic uremic syndrome (“aHUS”), refractory generalized myasthenia gravis (“gMG”) and relapsing neuromyelitis optica spectrum disorder (“NMOSD”). Despite the approval of antibody-based C5 inhibitors for patients with these diseases, we believe there remains a significant need in the market for safe, effective, patient-friendly, and accessible therapies.

Our team has a track record of success in designing, developing, and securing marketing approval for C5 complement inhibitors, including Soliris and Ultomiris, for patients around the world with severe and rare complement-mediated diseases. Our most advanced product candidate in this therapeutic area is RLYB116, an innovative, once-weekly, small volume, subcutaneously injected inhibitor of C5, which is a central component of the terminal complement pathway. RLYB116 is an Affibody molecule attached to an albumin binding domain (“ABD”) that has the potential to drive the rapid, complete, and sustained inhibition of C5 with a subcutaneous (“SC”) injection. We have completed two Phase 1 clinical trials in healthy participants that included the study of RLYB116 as both a single ascending dose (“SAD”) and a multiple ascending dose (“MAD”).

After the first Phase 1 clinical trial, we completed manufacturing process enhancements that were designed to improve the tolerability of RLYB116. In 2025, we completed the confirmatory Phase 1 clinical trial evaluating the pharmacokinetic (“PK”) / pharmacodynamic (“PD”) properties of RLYB116. The confirmatory trial achieved its two key objectives including: a significant improvement in the tolerability of RLYB116 and demonstration of complete and sustained inhibition of terminal complement. These results support the study of RLYB116 as a potential best-in-class therapeutic for multiple complement mediated diseases.

Hematological Disorders

In May 2022, we obtained worldwide exclusive rights to RLYB331, a preclinical, monoclonal antibody that is designed to inhibit MTP-2. The inhibition of MTP-2 significantly increases levels of hepcidin, decreases iron load and treats ineffective erythropoiesis. In 2024, we re-engineered RLYB331 to extend its half-life. In the fourth quarter of 2024 we presented preclinical data at the annual meeting of the American Society of Hematology (“ASH”) for RLYB332, the long-acting version of RLYB331, including favorable PD data, that support RLYB332 as a long-acting, potentially best-in-class therapy for the treatment of diseases of iron overload. We believe RLYB332 has the potential to address a significant unmet need for patients with severe anemia with ineffective red blood cell production or erythropoiesis and iron overload, such as polycythemia vera, beta thalassemia and a subset of myelodysplastic syndromes (“MDS”), amongst others. Currently these patients are underserved by the existing standard of care.

Artificial Intelligence Drug Discovery Collaboration

In July 2019, we formed a joint venture with Exscientia Limited (“Exscientia”), an Oxford, UK-based artificial intelligence (“AI”) and machine learning drug discovery company with a proprietary chemical design platform to discover novel small molecule product candidates. Exscientia was acquired by Recursion in 2024. In July 2025, we entered into the ENPP1 Purchase Agreement with Recursion Exscientia Ventures I, Inc., an indirect wholly-owned subsidiary of Recursion (“Buyer”) and Rallybio IPB, LLC, a wholly-owned subsidiary of Rallybio Corporation to sell our interest in REV102, an Ectonucleotide Pyrophosphatase/ Phosphodiesterase 1 (“ENPP1”) inhibitor in preclinical development for the treatment of patients with hypophosphatasia (“HPP”), to Buyer (a subsidiary of our joint venture partner Recursion) (the “JV Sale”). In connection with the JV Sale, we received a total of $20.0 million in the third quarter of 2025 including $7.5 million from an upfront payment and $12.5 million from a milestone payment related to the initiation of additional preclinical studies. We are eligible to receive a $5.0 million milestone payment in connection with the initiation of dosing in a Phase 1 clinical study, as defined in the ENPP1 Purchase Agreement and low single-digit royalties on all future net sales by Recursion of products comprising or incorporating certain compounds developed by REV-I. We may also be eligible to receive certain payments in the event of Recursion’s sale of the REV102 program.

Our Strategy

In 2025, the Company made a decision to evaluate strategic alternatives, with a goal of enhancing long term shareholder value that culminated with the signing of the Merger Agreement with Avenzo, a clinical-stage biotechnology company advancing a leading portfolio of TCE therapeutics for autoimmune diseases on May 31, 2026. In connection with the planned Merger, we have started to take steps to wind down our general and administrative operations that will not be needed after the close of the Merger. We are continuing to move forward with limited research and development operations with a goal of advancing our programs in the near term to maximize the potential value of the CVRs.

Our Product Candidates

RLYB116 for the treatment of disorders due to complement dysregulation

RLYB116 is an inhibitor of complement component C5, a component of the complement pathway which plays a central role in innate immunity as well as shaping adaptive immune response. Dysregulation of the complement pathway has been implicated in the pathogenesis of a growing number of diseases, making it an attractive target for therapeutic intervention. Antibody inhibitors of C5 have been successfully developed to treat diseases caused by immune dysfunction, including PNH, aHUS, refractory gMG and relapsing NMOSD. RLYB116 includes an Affibody molecule, which is an antibody mimetic protein that has a much smaller molecular weight than a traditional antibody and may be easier and less costly to produce. In contrast to most C5-targeted antibody therapeutics that are administered intravenously or via daily injection, RLYB116 has the potential to be administered via an autoinjector as a small volume, once-weekly SC injection.

We view RLYB116 as a potential pipeline-in-a-product for many disease including platelet transfusion refractoriness (“PTR”) and antiphospholipid syndrome (“APS”). We believe RLYB116 can address significant unmet needs for patients with these diseases by providing a potential treatment that is more accessible and patient-friendly than existing marketed products, including by reducing the frequency and improving the route of administration.

Based on our team’s experience studying and developing therapies targeting the complement system, we believe there are five important attributes that could support clinical and commercial success in the treatment of a broad range of patients suffering from complement-mediated diseases. These include a mechanism of action targeting terminal complement, the ability to produce rapid, complete and sustained inhibition of C5, a safety profile consistent with C5 antibodies currently approved for therapeutic use, the ability to self-administer the drug less frequently (e.g. once per week) in an easy to use autoinjector, and pricing flexibility to treat a broad range of complement-mediated diseases. Based on the data generated to date and the manufacturing process enhancements completed in 2024, we believe RLYB116 has the potential to demonstrate these attributes as a best-in-class therapeutic, and if so, could have a life-transforming impact on patients.

The complement system

The complement system includes over 30 proteins in plasma and on cell surfaces that support the body’s adaptive or antibody-based immune system in the destruction of pathogenic bacteria. Complement proteins circulate in the blood in an inactive form prior to activation in response to infection. Activation occurs through a pathway of proteolytic cleavage events initiated by pathogen recognition and resulting in pathogen destruction. Three complement pathways that converge on C5 are known and are referred to as the classical, lectin and alternative pathways. In the classical pathway, antibodies bind to antigens, which in turn trigger a protease cascade that activates complement protein C3 and then complement protein C5. Activation of C5 convertase generates C5b which can initiate formation of membrane pores and subsequent lysis of cells. The binding of C5b to host cells is normally prevented by the presence of specific glycoproteins on the cell surface.

Immune platelet transfusion refractoriness (PTR) disease background

PTR is a condition in which a patient shows poor platelet counts after a platelet transfusion due to an immune-mediated process. It can result from antibodies directed against donor platelet antigens—especially human leukocyte antigen (“HLA”) class I antigens, or human platelet antigens (“HPAs”). These antibodies rapidly clear transfused platelets from the circulation, leading to transfusion failure. Immune PTR typically develops after prior antigen exposure, such as through previous transfusions. It is diagnosed by consistently low post-transfusion platelet count in the absence of non-immune causes like sepsis or splenomegaly. We estimated that there are more than 25,000 cases annually in the United States and other major markets.

Current treatments for PTR and their limitations

Management of PTR includes using HLA-matched, crossmatched, or HPA-matched platelets, or attempting to address the underlying immune sensitization. Platelet matching, the current standard of care is expensive, challenging and is often not an option in local settings not directly connected to a major blood center. Controlling the immune response is often expensive and is accompanied by a variety of undesirable side effects.

Potential benefits of our approach

We believe PTR represents an attractive development opportunity for RLYB116 for several reasons. First, there are data from at least one investigator initiated trial showing C5 blockade has a positive impact on post-transfusion platelet counts, providing a sound biological rationale for a C5-targeted intervention. Second, PTR offers the opportunity for early clinical validation using objective endpoints, including impact on post-transfusion platelet counts. And third—and most importantly—we believe that RLYB116 could potentially provide transformative therapeutic impact for unserved and underserved patients with PTR globally.

APS disease background

APS is a potentially life-threatening, rare autoimmune disorder in which an individual’s immune system mistakenly creates antiphospholipid antibodies that can lead to the formation of blood clots. Blood clots can occur in the legs, lungs, brain, and other organs, such as the kidneys and spleen. The clots can lead to a heart attack or a stroke. During pregnancy, women with APS are also at increased risk of miscarriage. APS can occur on its own but can also occur secondary to other autoimmune diseases such as systemic lupus erythematosus. APS affects three to five times as many women as men and is most often diagnosed in people between the ages of 30 and 50. It is estimated that there are >130,000 people in the US and >120,000 in Europe who suffer from APS.

Current treatments for APS and their limitations

Currently, there is no cure for APS. However, medicines including blood thinners such as warfarin or heparin can help prevent health problems caused by the disease. The goals of treatment are to prevent blood clots from forming and to keep existing clots from increasing in size. However, direct oral anticoagulants are generally less effective in preventing recurrent thromboembolic events, most notably strokes.

Potential benefits of our approach

We believe APS is an attractive indication to pursue as part of a comprehensive development strategy for two reasons. First, there is significant unmet need in patients with APS given the lack of currently available treatment alternatives and the rapid time to generate initial proof-of-concept data. Second, we believe that RLYB116 has the potential to be an effective treatment for this patient population given published data from prior investigational studies using commercially available complement inhibitors not approved in this therapeutic indication.

The RLYB116 solution:

RLYB116 is an engineered protein that includes an Affibody molecule and an antibody binding domain (“ABD”). We acquired rights to RLYB116 from Swedish Orphan Biovitrum AB (Publ) (“Sobi”). RLYB116 was designed for optimal C5 binding, increased stability, as well as a long half-life in serum. Potential benefits of RLYB116 include:

∎

Subcutaneous administration. The low molecular weight allows for a higher concentration of active molecules than antibodies in an equivalent volume. This likely enables the delivery of RLYB116 in a patient friendly format such as an autoinjector.

∎

Efficiency of manufacturing. RLYB116 is expressed in E. coli, providing for a more streamlined and potentially lower cost manufacturing process compared to antibodies or other biologics expressed in mammalian cell culture, which typically require larger scale and longer manufacturing times.

∎

Less frequent dosing. Linkage of the Affibody domain to an ABD may lengthen the dosing interval of RLYB116 by extending the biological half-life and offer potential dosing benefits to patients. Based on the data generated to date, we believe that RLYB116 will be administered once-weekly.

∎	Potentially lower risk of treatment conversion. Due to 1:1 binding to C5, there is an expected lack of risk for drug-target-drug complex formation when switching from treatment with an antibody.

∎	Favorable stability. The Affibody platform provides the possibility of delivering highly stable and soluble therapeutic agents that allow for high-concentration low-volume products.

Affibody Scaffold and RLYB116 Structure

Clinical development of RLYB116

We have completed two Phase 1 clinical trials in healthy participants that included the study of RLYB116 as a SAD and a MAD. After the first Phase 1 clinical trial, we completed manufacturing process enhancements that were designed to improve the tolerability of RLYB116 and enable us to increase the dose.

In 2025, we completed the confirmatory (second) Phase 1 clinical trial evaluating the PK/PD properties of RLYB116 in healthy volunteers. The trial was a single-blind MAD study evaluating a 4-week treatment duration and a 10-week follow-up period. There were eight participants in each of 2 cohorts, six of whom received RLYB116 and two of whom received placebo. The trial is summarized below.

The trial achieved its two key objectives including: a significant improvement in the tolerability of RLYB116 and demonstration of complete and sustained inhibition of terminal complement. We believe the results, which are summarized in the three graphs below, support the study of RLYB116 as a potential best-in-class therapeutic for multiple complement mediated diseases.

Serum RLYB116 Concentration

300 mg SC Q1W
150 mg SC Q1W
Mean Serum Concentration (µM)
0
1
2
3
4
5
6
7
8
0
168
336
504
672
840
Hours

The PK profile of RLYB116 is highly predictable with low intersubject variability, rapid absorption and long terminal elimination rates.

RLYB116 to C5 Ratio

RLYB116 levels significantly exceed C5 within 12 hours of the first dose and are maintained at ratios of greater than 2:1 with a once-weekly, subcutaneously administered dose of 300mg.

Hemolytic Activity

Most importantly, we observed complete and sustained inhibition of hemolysis observed in subjects who received the 300mg dose.

Based on market research conducted to date, we believe that an effective, once-weekly, well-tolerated therapy that can be rapidly self-administered with an autoinjector would be an attractive alternative for patients suffering from a wide array of complement mediated diseases.

RLYB332 for the treatment of severe anemia with ineffective erythropoiesis and iron overload

In May 2022, we obtained worldwide exclusive rights to RLYB331, a preclinical antibody designed to inhibit MTP-2. The inhibition of MTP-2 significantly increases levels of hepcidin, decreases iron load and treats ineffective erythropoiesis. We believe this molecule has the potential to address a significant unmet need for patients with severe anemias with ineffective erythropoiesis and iron overload, including beta thalassemia and a subset of lower risk MDS. Currently these patients are underserved by the existing standard of care.

In 2024, we completed non-clinical studies that demonstrated favorable tolerability, dose-dependent PK, and sustained PD effects with RLYB332, a long-acting version of RLYB331. These findings, which were presented in a poster at the 66th annual meeting of ASH, support the continued development of RLYB332 as a potentially best-in-class therapeutic for treating diseases of iron overload.

Competition

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. There are many public and private biopharmaceutical companies, universities, government agencies and other research organizations actively engaged in the research and development of products that may be like our product candidates or address similar markets. In addition, the number of companies seeking to develop and commercialize products and therapies competing with our product candidates is likely to increase. However, we seek to build our portfolio with key differentiating attributes to provide a competitive advantage in the markets we target. The success of our product candidates, if approved, is likely to be a result of their efficacy, safety, convenience, price, the level of biosimilar or generic competition and/or the availability of reimbursement from government and other third-party payors.

Many of our competitors may have significantly greater name recognition and financial, manufacturing, marketing, product development, technical, commercial infrastructure, and human resources than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Intellectual Property

Our success depends, in part, on our ability to obtain, maintain, defend, and enforce patent rights and other intellectual property rights that protect our business, preserve the confidentiality of our trade secrets, and operate without infringing the valid and enforceable intellectual property rights of others. In addition to our efforts to protect our product candidates and methods of using them, we also seek to secure or acquire patent rights regarding other products and methods that are important to the general development of commercial products. We utilize a multi-layered approach that includes acquiring intellectual property rights through purchase or exclusive license, filing and prosecuting U.S. and foreign patent applications directed to our own innovations, and developing and protecting proprietary know-how to maintain our competitive position.

Our ongoing efforts to secure patent rights that protect our business constitute a key component of our business strategy. We also strive to protect as trade secrets or confidential know-how, certain aspects of our programs and technological innovations that are commercially valuable but are not amenable to or appropriate for patent protection. We achieve this, in part, through the use of confidentiality agreements with our employees, consultants, scientific advisors, collaborators, licensors, and contractors, and by striving to maintain physical security of our premises and digital security of our electronic information and technology systems.

Notwithstanding our commitment to protecting our intellectual property rights, we, like other pharmaceutical and biopharmaceutical companies, are subject to several sources of uncertainty that can affect those rights. For example, we cannot be certain that any patents that we currently own or in-license, or that we may own or in-license in the future, will not be challenged, held to be invalid and/or unenforceable, have the scope of their claims narrowed, or be circumvented by others. Nor can we be certain that such patents will successfully protect our products or our business from competition.

Similarly, with respect to patent applications that are currently pending, or that may be pending in the future, we cannot be certain that such patent applications will result in the issuance of granted patents, or of patent claims with the desired claim scope. In order to secure an issued patent, an invention claimed in a patent application must meet certain legal requirements for patentability, which differ between countries based on each country’s particular patent laws. In addition, because of the significant amount of time required for clinical development and regulatory review of product candidates, we cannot be certain that any of our product candidates will be commercialized while there is significant patent term remaining on patents relating to those products. The term of a patent depends upon the legal requirements for determination of patent term in the country in which that patent is granted. In most countries, including the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment (“PTA”) which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office (“USPTO”) in examining and granting the patent. Likewise, a patent’s term may be shortened if it is terminally disclaimed over an earlier-expiring patent with a common owner or inventor.

The term of a U.S. patent relating to an approved drug product may also be extended to compensate the patentee for delays due to the regulatory approval process. Such a patent term extension (“PTE”) cannot exceed five years, and cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Furthermore, the term can be extended for only one patent applicable to each regulatory review period and only those claims covering the approved product, or a method for using it or manufacturing it, may be extended. In the future, if any of our product candidates receive approval by the FDA we expect to apply for PTE on any issued patents covering those products, depending upon the length of the clinical studies for each product and other factors. There can be no assurance that we will benefit from any PTE or favorable adjustments to the terms of any patents we currently own or in-license or that we may own or in-license in the future.

In addition to and separate from patent exclusivity, the FDA may also grant marketing exclusivity of varying lengths in connection with the approval of a New Chemical Entity (5 years), Biologic (12 years), or Orphan Drug indication (7 years). Marketing exclusivity may also be granted for new clinical studies (3 years) and pediatric studies (6 months) on approved drugs. Depending on the length of the regulatory approval process and the ability to make use of the procedures for obtaining PTE, any FDA exclusivity period may in part or in whole overlap with any patent exclusivity to which we are entitled. We intend to pursue relevant marketing exclusivities in the US and in foreign countries in which any candidate product is approved. However, we cannot be certain that any such exclusivities will be granted or, if granted, will insulate our commercial product(s) from competition.

With respect to trade secrets, while we have confidence in the protective measures that we employ, such measures can be breached, and we may not have adequate remedies for any such breach. We also cannot be certain that any of our activities will not be subject to the intellectual property rights of others.

As of May 31, 2026, we owned two patent families relating to the current product candidates in our complement program, RLYB114 and RLYB116, and certain aspects of their use that were acquired from Sobi. These two patent families currently include five granted U.S. patents and one pending U.S. patent application, with granted patents and/or pending patent applications in more than 25 additional countries worldwide. In the United States, Australia, Canada the European Patent Convention contracting states, and Japan, applications in both patent families have been granted and are scheduled to expire between 2033 and 2034, excluding any PTA or PTE. In addition, we filed and own a family of patent applications directed to dosing and administration of RLYB116 that consists of pending patent applications in Australia, Canada, Europe, Japan, the United States and 22 additional countries. Patents issuing in this patent family will have an expiration date in November 2042, excluding any PTA or PTE that may be awarded. We also filed and own nine pending provisional patent applications directed to methods of treatment of various C5-related conditions by administration of RLYB116. We have also non-exclusively in-licensed certain patent rights relating to our current product candidates from Affibody, including patent rights relating to the Affibody molecule technology and Albumod albumin binding molecule technology.

As of May 31, 2026, we exclusively in-licensed from Kymab Limited certain patent rights to the current product candidate in our iron overload program, RLYB332, as well as back-up compounds. Under the exclusive license, we are managing prosecution of a patent family relating to RLYB332 and the back-up compounds. The patent family currently includes pending patent applications in the United States and in more than 20 other countries/regions, including Australia, Brazil, Canada, China, Eurasia, Europe, India, Japan, Mexico, and Saudi Arabia. Patents have been granted in Eurasia, Japan, and Malaysia, and are scheduled to expire in November 2040. In addition, we filed and own a pending International (PCT) patent application family directed to use of RLYB332 for treating pathologies of beta-thalassemia. Further, we have non-exclusively in-licensed from Kymab Limited certain patent rights relating to the development, manufacture, and use of RLYB332 and the back-up compounds.

License Agreements

Product License Agreement with Affibody AB

In March 2019, our subsidiary IPC Research, LLC (“IPC Research”) and Sobi entered into a Contract Assignment Agreement pursuant to which Sobi assigned to, and IPC Research assumed, all obligations in a certain Product License Agreement (“PLA”) as amended, between Sobi and Affibody AB (“Affibody”), dated March 9, 2012, as amended on January 1, 2018 and December 22, 2020.

Pursuant to the PLA, we obtained a license to the Affibody platform technology and a particular ABD, in order to further develop and commercialize certain Affibody ligands, which we are now developing as RLYB116 and RLYB114.

Under the PLA, Affibody grants us (1) a non-exclusive right under certain patents to use the Affibody ligands alone or as a fusion protein and (2) an exclusive right to use the Affibody ligands alone or as a fusion protein, in each case, for human therapeutic use. Affibody also grants us (a) a non-exclusive right under certain patents to use the ABD in combination with the Affibody ligands as a fusion protein and (b) an exclusive right to use the ABD solely in combination with the Affibody ligands as a fusion protein, in each case, for human therapeutic use. Affibody grants us a non-exclusive license under applicable know-how needed to practice the rights and licenses granted under the PLA. All licenses to us are sublicensable, provided that each sublicense is consistent with the terms and conditions of the PLA. Under the PLA, Affibody has an exclusive right under any product patents, which are a category of certain patents that we own, to use the specific Affibody ligands outside of human therapeutics and a non-exclusive right under know-how needed to practice the Affibody ligands outside of human therapeutics.

Under the PLA, Affibody is the exclusive owner of, and controls prosecution, maintenance, and defense of intellectual property covering, platform technology. We are the exclusive owner of, and control prosecution, maintenance, and defense of intellectual property covering, product technology. Affibody agrees to disclose to us any improvement to the Affibody technology that it deems commercially reasonable for us to practice and grants us an option to license any such improvement. We have the first right to enforce product patents against a third-party infringer and Affibody retains the first right to enforce any other licensed patent. We agree to not provide or make available any Affibody Ligand to a third-party on a standalone basis except for research purposes or to commercialize a licensed product.

We agree to use commercially reasonable efforts to develop and commercialize a licensed product. We also will pay Affibody certain regulatory milestones up to an aggregate amount of €7.5 million and (a) a mid-single-digit royalty on annual net sales of products if such products are covered by a valid claim of a product patent or a platform patent or (b) low-single-digit royalties on annual net sales of products that are not covered by any such valid claim. Our obligation to pay royalties expires on a country-by-country and product-by-product basis on the later of (a) the expiration of the last-to-expire valid claim of a patent covering a licensed product or (b) the 10th anniversary following first commercial sale of such product in such country.

The PLA will terminate when we are no longer obligated to pay royalties to Affibody. Either party may terminate the PLA upon material breach of the PLA by the other, subject to a cure period, or immediately in the case of the other party’s insolvency, bankruptcy or a similar event. Affibody may terminate the PLA immediately if we or any of our affiliates or third party transferees commences any proceeding challenging the validity of the licensed patents or any of Affibody’s other patents or challenging the confidentiality or substance of the licensed know-how or licensed technology. We may terminate the PLA for convenience upon 90 days prior written notice and upon payment of any amounts due to Affibody through the effective date of such termination.

If Affibody terminates the PLA or if we terminate the PLA for convenience, (a) all rights and licenses granted under the PLA will terminate, (b) at Affibody’s request, we must transfer all rights to the product technology free of charge to Affibody and (c) we must return or destroy all of Affibody’s confidential information. Furthermore, if we terminate for convenience, we must grant Affibody an exclusive, royalty free perpetual right to use all regulatory filings, approvals and data provided to regulatory authorities in support of such filings or approvals that relate to the licensed product. However, if we terminate the PLA as a result of Affibody’s material breach of the PLA or its insolvency or bankruptcy, we will retain our license and rights under the PLA, provided that we will remain bound by certain obligations under the PLA with respect milestone payments, royalties (subject to a reduction in rate, in the case of material breach), audits and indemnity.

Product License Agreement with Sanofi

In May 2022, through our subsidiary, Rallybio IPE, LLC (“Rallybio IPE”), we entered into a License Agreement with Kymab Limited (“Sanofi”, and such agreement the “Sanofi License Agreement”). Under the Sanofi License Agreement, Sanofi provides Rallybio IPE with worldwide exclusive rights to Sanofi’s KY1066, which is now referred to as RLYB331. Under the terms of the Sanofi License Agreement, Rallybio has an exclusive license to certain Sanofi patents to develop, manufacture and commercialize RLYB331 and Rallybio agrees to use commercially reasonable efforts to develop and commercialize a licensed product in at least one indication in the field in each of several major markets, as described in the Sanofi License Agreement.

We paid Sanofi an upfront cash payment of $3.0 million. In addition, Rallybio has agreed to pay Sanofi up to an aggregate of $43.0 million in development and regulatory milestones and up to an aggregate of $150.0 million in commercial milestones for a product in its first indication, plus tiered low-to-mid double digit percentages of such milestone amounts for up to three additional indications, and mid to high single digit royalties on net sales.

The Sanofi License Agreement contains other customary license terms including sublicensing, development, regulatory, manufacturing, commercialization, milestones, royalties, intellectual property, and termination. The Sanofi License Agreement will expire on a product-by-product and country-by-country basis at the end of the applicable royalty term. Either party may terminate the Sanofi License Agreement upon material breach of the Sanofi License Agreement by the other, subject to a cure period. Rallybio may terminate the Sanofi License Agreement for convenience upon 90 days prior written notice to Sanofi. Sanofi may terminate the Sanofi License Agreement immediately in the case of Rallybio’s insolvency, bankruptcy or a similar event, or if Rallybio or its affiliates participates in any proceeding challenging the validity of the licensed patents.

If the Sanofi License Agreement is terminated in its entirety, among other things (a) all rights and licenses granted by Sanofi under the License Agreement (including any sublicenses) will terminate and (b) if Sanofi has an interest in developing, manufacturing and commercializing the licensed compounds or products, the parties to the Sanofi License Agreement shall negotiate an arrangement to provide Sanofi rights to the patents, know-how, materials and other properties controlled by Rallybio applicable to any of the licensed product.

Asset Purchase Agreements

Asset Transfer Agreement with Swedish Orphan Biovitrum AB (Publ)

In March 2019, through IPC Research, we entered into an agreement with Sobi, pursuant to which we acquired the right, title and interest in assets related to certain C5 inhibitor compounds. We are currently developing the assets acquired from Sobi as RLYB116 and RLYB114.

We paid Sobi an upfront purchase price of $5.0 million and we are obligated to pay Sobi an aggregate amount of up to $51.0 million upon achievement of certain development milestones and an aggregate amount of up to $65.0 million upon achievement of certain sales milestones.

We also will pay Sobi tiered, low single-digit royalties on annual net sales to third parties for products containing any compound transferred under the agreement as an active ingredient. Our obligation to pay royalties expires, on a country-by-country and product-by-product basis, on the later of (a) the 10th anniversary following first commercial sale of such product in such country and (b) the expiration date in such country of the last to expire of any issued patent included in the patent rights acquired from Sobi that includes at least one valid claim covering the sale of such product in such country.

We are obligated to use commercially reasonable efforts to research, develop and exploit at least one product that contains a compound transferred under the agreement as an active ingredient in each of the United States, European Union (“EU”) and Japan.

If, prior to the commercial launch in the United States of the first product containing the compounds, we decide to divest our rights in the assets acquired from Sobi or to terminate all research, development and commercialization activities in respect of the acquired compounds, we must notify Sobi and negotiate in good faith with Sobi a possible business transaction relating to the assets. This right of negotiation will not apply to a transaction to sell all or substantially all of the assets of IPC Research or an affiliate of IPC Research, a pledge of the assets as collateral or a sale or transfer of the assets to an affiliate of IPC Research that agrees to be bound by the right of negotiation.

Joint Venture Agreement

In July 2019, we entered into a partnership with Recursion (as successor in interest to Exscientia) and created REV-I, which was jointly owned by Recursion and one of our wholly-owned subsidiaries, each a Member and collectively the Members. The joint venture was formed to initiate early-stage drug discovery of orally available small molecules targeting ENPP1 for the treatment of HPP, and thereafter for the future research, development, manufacture, sale and exploitation of any company-owned technology and compounds, including any resulting compound identified by the steering committee of the joint venture.

In July 2025, we entered into a ENPP1 Purchase Agreement with Recursion Exscientia Ventures I, Inc., an indirect wholly-owned subsidiary of Buyer and Rallybio IPB, LLC, a wholly-owned subsidiary of Rallybio Corporation to sell our interest in REV102, ENPP1 inhibitor in preclinical development for the treatment of patients with HPP, to Buyer (a subsidiary of our joint venture partner Recursion) (the “JV Sale”). In connection with the JV Sale, we received a total of $20.0 million in the third quarter of 2025 including $7.5 million from an upfront payment and $12.5 million from a milestone payment related to the initiation of additional preclinical studies. We are eligible to receive a $5.0 million milestone payment in connection with the initiation of dosing in a Phase 1 clinical study, as defined in the ENPP1 Purchase Agreement and low single-digit royalties on all future net sales by Recursion of products comprising or incorporating certain compounds developed by REV-I. We may also be eligible to receive certain payments in the event of Recursion’s sale of the REV102 program.

Collaboration Agreement with Johnson & Johnson

In April 2024, through Rallybio IPA, we entered into a collaboration agreement (the “J&J Collaboration Agreement”) with Johnson & Johnson, through its wholly-owned subsidiary, Momenta Pharmaceuticals, Inc. (“J&J”). Under the

J&J Collaboration Agreement, the Company and J&J planned to advance therapeutic solutions for pregnant individuals at risk of fetal and neonatal alloimmune thrombocytopenia (“FNAIT”). The Company shared certain aggregated, anonymized data with J&J, collected from the Company’s FNAIT natural history study and the Company’s Phase 2 FNAIT clinical trial. The Company also agreed to disseminate information to its FNAIT study sites related to J&J’s and its affiliates’ research and development of complementary therapeutic approaches aimed at reducing the risk of FNAIT.

Under the terms of the J&J Collaboration Agreement, J&J made an upfront payment of $0.5 million. We were also eligible to receive additional payments upon certain triggers related to both companies’ FNAIT studies, however, in connection with our decision in April 2025 to discontinue development of RLYB212, we do not expect any payments regarding the achievement of certain enrollment-related events.

The Company may terminate the agreement upon J&J’s material breach, the Company’s decision to discontinue an FNAIT study, or during a certain part of the term if the Company determines for any reason that termination of the agreement is in the best interests of the Company. J&J may terminate the agreement upon the Company’s material, uncured breach, upon the Company’s decision to discontinue an FNAIT study, documented failure of the Company to conduct its FNAIT studies in accordance with applicable law and J&J’s decision to discontinue its FNAIT studies. On April 9, 2026, the J&J Collaboration Agreement terminated upon completion of the initial term of the agreement.

Manufacturing and Supply

We do not own or operate, and currently have no plans to establish, any internal manufacturing facilities. We currently rely and expect to continue to rely on third-party contract manufacturer organizations (“CMOs”) for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial production of any product candidates that are approved.

We currently rely on multiple CMOs for all of our preclinical and clinical supply requirements, including drug substances and drug products, and label and packaging for our preclinical research and clinical trials. We believe that we will be able to contract with other CMOs to manufacture drug substances if our existing sources of drug substances were no longer available to us or with sufficient capacity, but there is no assurance that the drug substance capacity would be available from other CMOs on acceptable terms, on the timeframe that our business would require, or at all. We do not currently have supply commitments or other arrangements in place with our existing CMOs.

We do not have any current contractual relationships for the manufacture of commercial supplies of any of our product candidates if they are approved by the regulatory authorities, and we intend to enter into agreements with a CMO and plans for one or more back-up manufacturers for the commercial production of our product candidates as they near phase 3 clinical trials.

Any products to be used in clinical trials and any approved product that we may commercialize will need to be manufactured in facilities, and by processes, that comply with the FDA’s current Good Manufacturing Practice (“cGMP”) requirements and comparable requirements of the regulatory agencies of other jurisdictions in which we are seeking approval. We currently employ internal resources to manage our CMOs. We believe that RLYB116 and RLYB332 can be manufactured through reliable and reproducible biologic and chemical processes from readily available starting materials. We believe that our manufacturing processes are amenable to scale-up and will not require unusual or expensive equipment. We expect to continue to develop, on our own or with our collaborators, product candidates that can be produced cost-effectively at contract manufacturing facilities.

Government Regulation

The research, development, testing, manufacture, quality control, packaging, labeling, storage, record-keeping, distribution, import, export, promotion, advertising, marketing, sale, pricing and reimbursement of drug and biologic products are extensively regulated by governmental authorities in the United States and other countries. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with compliance with applicable statutes and regulations and other regulatory requirements, both pre-approval and post-approval, require the expenditure of substantial time and financial resources. The regulatory requirements applicable to drug and biological product development, approval and marketing are subject to change, and regulations and administrative guidance often are revised or reinterpreted by the agencies in ways that may have a significant impact on our business.

U.S. Government Regulation of Drug and Biological Products

In the United States, the FDA regulates human drugs under the Federal Food, Drug, and Cosmetic Act, (the “FDCA”), and in the case of biologics, also under the Public Health Service Act (the “PHSA”), and their implementing regulations. Failure to comply with the applicable U.S. requirements may result in FDA refusal to approve pending New Drug Applications (“NDAs”) or Biologics License Applications (“BLAs”) or delays in development and may subject an applicant to administrative or judicial sanctions, such as issuance of warning letters, or the imposition of fines, civil penalties, product recalls, product seizures, total or partial suspension of production or distribution, injunctions and/or civil or criminal prosecution brought by the FDA and the DOJ or other governmental entities.

The FDA must approve our product candidates for therapeutic indications before they may be marketed in the United States. For drug products, the FDA must approve an NDA, and for biologic products, the FDA must approve a BLA. An applicant seeking approval to market and distribute a new drug or biologic in the United States generally must satisfactorily complete each of the following steps:

∎	completion of preclinical laboratory tests and animal studies according to Good Laboratory Practice (“GLP”) regulations or other applicable regulations;

∎	manufacture and testing of the therapeutic or biologic moiety and its respective product formulation according to cGMP regulations or other applicable regulations;

∎	submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

∎	approval by an independent institutional review board (“IRB”) or ethics committee representing each clinical trial site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practices (“GCPs”) and other clinical-trial related regulations to evaluate the safety and efficacy of the investigational product for each proposed indication;

∎	preparation and submission to the FDA of an NDA or BLA requesting marketing approval for one or more proposed indications, including payment of application user fees;

∎	review of the NDA or BLA by an FDA advisory committee, where applicable;

∎	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the drug or biologic and its respective finished product is produced;

∎	satisfactory completion of any FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data submitted in support of the NDA or BLA; and

∎	FDA review and approval of the NDA or BLA.

Preclinical Studies and IND

Before testing any drug or biological product candidate in humans, the product candidate must undergo rigorous preclinical testing. The preclinical development stage generally involves laboratory evaluations of drug chemistry/biology, formulation, and stability, as well as in vitro and animal studies to assess safety and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety and toxicology studies. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND.

An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Certain long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may initiate or continue after an IND for an investigational product candidate is submitted to the FDA and human clinical trials have been initiated.

Human Clinical Trials in Support of an NDA or BLA

Clinical trials involve the administration of an investigational product candidate to healthy volunteers or patients with the disease to be treated under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the study, inclusion and exclusion criteria, dosing procedures and the parameters to be used in monitoring the safety and effectiveness criteria to be evaluated. Each protocol, as well as any subsequent amendments, must be submitted to the FDA as part of the IND.

An IRB representing each institution that is participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must thereafter conduct a continuing review of the trial. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors and the safety of human subjects. The IRB must review and approve, among other things, the trial protocol and informed consent information to be provided to clinical trial subjects or their legal representatives and must operate in compliance with FDA regulations.

Clinical trials must also comply with extensive GCP standards intended to ensure protection of human subjects and the quality and integrity of the study data, including requirements for obtaining subjects’ informed consent. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group may recommend continuation of the trial as planned, changes in trial conduct or cessation of the trial at designated checkpoints based on access to certain data from the study. The FDA may at any time while clinical trials are ongoing impose a partial or complete clinical hold based on concerns for patient safety and/or noncompliance with regulatory requirements. This order issued by the FDA would cause suspension of an ongoing trial until all outstanding concerns have been adequately addressed, and the FDA has notified the company that investigations may proceed.

Human clinical trials to evaluate therapeutic indications to support NDAs and BLAs for marketing approval are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1: The product candidate is initially introduced into human subjects, who are commonly healthy volunteers, and tested for safety, dosage tolerance, absorption, metabolism, distribution, and excretion, and if possible, to gain early evidence for effectiveness.

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Phase 2: Clinical trials are conducted in a limited patient population with a specified disease or condition to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3: Clinical trials are undertaken with an expanded patient population to further evaluate dosage, and to provide substantial evidence of clinical efficacy and safety in an expanded patient population, often at geographically dispersed clinical study sites. These studies are intended to establish the overall risk-benefit ratio of the product candidate and provide, if appropriate, an adequate basis for product labeling.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, to document a clinical benefit in the case of drugs or biologics approved under FDA’s accelerated approval regulations and to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA. Failure to exhibit due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for the product.

The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the clinical protocol, GCP or other IRB requirements or if the drug has been associated with unexpected serious harm to patients.

During the development of a new drug or biological product, sponsors have the opportunity to meet with the FDA at certain points, including prior to submission of an IND, at the end of phase 2 and before submission of an NDA or BLA. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development.

Concurrent with clinical trials, companies usually complete additional non-clinical studies and must also develop additional information about the physical characteristics of the drug or biological product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality, potency and purity of the final drug or biological product. For biological products in particular, the PHSA emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined in order to help ensure safety, purity and potency.

Marketing Application Submission and FDA Review

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, along with information relating to the product’s chemistry, manufacturing, controls (“CMC”) and proposed labeling, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. The fee required for the submission of an NDA or BLA under the Prescription Drug User Fee Act (“PDUFA”) is substantial (for example, for fiscal year 2025 this application fee is approximately $4.3 million), and the sponsor of an approved NDA or BLA is also subject to an annual program fee, currently more than $403,000 per program. These fees are typically adjusted annually, but exemptions and waivers may be available under certain circumstances. No user fee is required for orphan drug product applications, except when an application also includes an indication for a non-rare disease or condition.

The FDA conducts a preliminary review of all NDAs and BLAs within 60 days of receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission whether an application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA or BLA for filing. In this event, the application must be resubmitted with the additional information.

After the submission is accepted for filing, the FDA begins an in-depth substantive review of the application. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months from the filing date in which to complete its initial review of a standard application and respond to the applicant and six months from the filing date for an application with priority review. The review process may be extended by the FDA for three additional months to consider new information or in the case of a clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission. Despite these review goals, it is not uncommon for FDA review of an NDA or BLA to extend beyond the PDUFA goal date.

Before approving an NDA or BLA, the FDA will typically conduct a pre-approval inspection of the manufacturing facilities for the therapeutic/biologic to determine whether the manufacturing processes and facilities comply with cGMPs. The FDA will not approve the product unless it determines that the manufacturing processes and facilities comply with cGMP requirements and are adequate to assure consistent production of the product within required specifications. The FDA also may inspect the sponsor and one or more clinical trial sites to assure compliance with GCP requirements and the integrity of the clinical data submitted to the FDA.

Additionally, the FDA may refer any NDA or BLA, including applications for novel product candidates which present difficult questions of safety or efficacy, to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts. The FDA is not bound by the recommendation of an advisory committee, but it considers such recommendations when making final decisions on approval. The FDA also may require submission of a Risk Evaluation and Mitigation Strategy (“REMS”), if it

determines that a REMS is necessary to ensure that the benefits of the drug outweigh its risks and to assure the safe use of the drug or biological product. If the FDA concludes a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS and the FDA will not approve the NDA or BLA without a REMS.

Under the Pediatric Research Equity Act of 2003 (“PREA”), an NDA or BLA or certain supplements thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective, unless this requirement is waived, deferred or inapplicable. Sponsors must submit a pediatric study plan to FDA outlining the proposed pediatric study or studies they plan to conduct, including study objectives and design, any deferral or waiver requests and other information required by regulation. The FDA must then review the information submitted, consult with the sponsor and agree upon a final plan. In general, PREA requirements do not apply to drugs or biologics for indications granted orphan drug designation by the FDA.

The FDA reviews an NDA or BLA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. The approval process is lengthy and often difficult, and the FDA may refuse to approve an NDA or BLA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. After evaluating the application and all related information, the FDA may issue either an approval letter or a Complete Response Letter (“CRL”). An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A CRL indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A CRL generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If a CRL is issued, the applicant may either resubmit the NDA or BLA addressing all of the deficiencies identified in the letter or withdraw the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA or BLA, the FDA will issue an approval letter.

If a product receives regulatory approval from the FDA, the approval is limited to the conditions of use (e.g., patient population, indication) described in the FDA-approved labeling. Further, depending on the specific risk(s) to be addressed, the FDA may require that contraindications, warnings or precautions be included in the product labeling, require that post-approval trials, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing trials or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Regulation of Combination Products

Certain products may be comprised of components, such as drug or biologic components and device components that would normally be regulated under different types of regulations, and frequently by different centers at the FDA. These products are known as combination products. We expect to rely on a delivery system, such as pre-filled syringes, pen-injectors and/or autoinjectors to deliver certain of our product candidates. Although we have not yet selected the delivery system to use for administration of such product candidates, including RLYB116, we expect that, if approved, any such product candidate would be regulated as a combination product, because it is composed of both a drug or biological product and a delivery system “device.”

Under the FDCA and its implementing regulations, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. The designation of a lead center generally eliminates the need to receive approvals from more than one FDA center for combination products, although the lead center may consult with other centers within the FDA. The determination of which center will be the lead center is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a drug-device combination product is attributable to the drug product, the FDA center responsible for review of the drug product would have primary jurisdiction for the combination product.

A combination product involving a novel drug or biological product and delivery system generally would have a drug or biologic primary mode of action. A combination product with a drug or biologic primary mode of action would be reviewed and approved pursuant to the drug or biologic approval processes. In reviewing the NDA or BLA for such a product, however, the FDA review division reviewing the application could consult with their counterparts in the device center to ensure that the device component of the combination product met applicable requirements regarding safety, effectiveness, durability and performance. Approval may require the performance of certain clinical studies, such as clinical usability or human factors studies to demonstrate the safety and/or effectiveness of the device component of the combination product.

Similar considerations apply to regulation of drugs combined with delivery systems outside the United States, including in the EU.

Expedited Programs for Serious Conditions

The FDA is authorized to designate certain products for expedited development or review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, breakthrough therapy designation, priority review designation and accelerated approval.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need by providing a therapy where none exists or a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides opportunities for earlier and more frequent interactions with the FDA review team to expedite development and review of the product. The FDA also may review sections of the NDA or BLA for a fast track product on a rolling basis before the complete application is submitted if the sponsor and the FDA agree on a schedule for the submission of the application sections and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA. Fast track designation may be rescinded by the FDA if the designation is no longer supported by data emerging from the clinical trial process.

In addition, a new drug or biological product may be eligible for Breakthrough Therapy designation if it is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient development program beginning as early as Phase 1 and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate. Breakthrough designation may be rescinded by the FDA if the designation is no longer supported.

The FDA may designate a product for priority review if it is a drug or biologic that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines at the time that the marketing application is submitted, on a case-by-case basis, whether the proposed drug or biologic qualifies for priority review. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months for an original BLA or NDA from the date of filing.

Fast track designation, breakthrough therapy designation and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.

Finally, the FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality (“IMM”) and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. For drugs granted accelerated approval, FDA generally requires sponsors to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. Failure to conduct required post-approval studies with due diligence, failure to confirm a clinical benefit during the post-approval studies, or dissemination of false or misleading promotional materials would allow the FDA to withdraw the product approval on an expedited basis. All promotional materials for product candidates approved under accelerated approval are subject to prior review by the FDA unless FDA informs the applicant otherwise.

Post-Approval Requirements

Following approval of a new product, the manufacturer and the approved product are subject to pervasive and continuing regulation by the FDA, governing, among other things, monitoring and recordkeeping activities, reporting of adverse experiences with the product and product problems to the FDA, product sampling and distribution, manufacturing and promotion and advertising. Although physicians may prescribe legally available products for unapproved uses or patient populations (i.e., “off-label uses”), manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. The current presidential administration announced in September 2025 that it intends to prioritize enforcement of pharmaceutical advertising requirements.

If there are any modifications to the product, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA/BLA or an NDA/BLA supplement, which may require the applicant to develop additional data or conduct additional preclinical studies and clinical trials. The FDA may also place other conditions on approvals including the requirement for a REMS to assure the safe use of the product, which may require substantial commitment of resources post-approval to ensure compliance. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

FDA regulations require that drug and biological products be manufactured in specific approved facilities and in accordance with cGMP. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. The manufacturing facilities for our product candidates must meet cGMP requirements and satisfy the FDA or comparable foreign regulatory authorities’ satisfaction before any product is approved and our commercial products can be manufactured. In addition, for any of our product candidates that include a device delivery system, the device component will be subject to aspects of the Quality System Regulation (“QSR”) applicable to medical devices. Manufacturers of drug-device combination products may either opt to comply with all quality regulations governing each component of the product separately, or may take a “streamlined approach” to cGMP that allows the manufacturer to demonstrate compliance with the drug cGMP along with compliance with several specific provisions from the device QSR—namely, management responsibility, design controls, purchasing controls, corrective and preventive action, installation, and servicing, as applicable.

We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations, including requirements for quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval of a drug/biologic product is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information, imposition of post-market clinical trials requirement to assess new safety risks or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

∎	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

∎	safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about a product;

∎	mandated modification of promotional materials and labeling and issuance of corrective information;

∎	fines, warning letters, untitled letters or other enforcement-related letters or clinical holds on post-approval clinical trials;

∎	refusal of the FDA to approve pending NDAs/BLAs or supplements to approved NDAs/BLAs, or suspension or revocation of product approvals;

∎	product seizure or detention, or refusal to permit the import or export of products;

∎	injunctions or the imposition of civil or criminal penalties; and

∎

consent decrees, corporate integrity agreements, debarment, or exclusion from federal health care programs; or mandated modification of promotional materials and labeling and the issuance of corrective information.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors by the states. Additionally, the Drug Supply Chain Security Act imposes requirements related to identifying and tracing certain prescription drugs distributed in the United States, including most biological products.

U.S. Patent Term Restoration and Hatch-Waxman Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval for our product candidates, some of our U.S. patents may be eligible for limited PTE under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch Waxman Amendments permit restoration of the patent term up to five years as compensation for patent term lost during the FDA regulatory review process.

Patent-term restoration, however, cannot extend the term of a patent beyond a total of 14 years from the product’s approval date, and only those claims covering such approved drug product, an approved method for using it or a method for manufacturing it may be extended. The patent-term restoration period is generally one-half the number of days between the effective date of an IND and the submission date of an NDA or BLA plus the number of days between NDA or BLA submission and NDA or BLA approval. The period determined must also be adjusted for the date of patent issuance and reduced by any period of time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any PTE or restoration.

Regulatory exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (“ANDA”) or a 505(b)(2) NDA submitted by another company for another version of such drug. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement.

The FDCA also provides three years of exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent for other conditions of use. Three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

In addition, both drugs and biologics can obtain pediatric exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

Biosimilars and Reference Product Exclusivity for Biological Products

In March 2010, the Patient Protection and Affordable Care Act (“ACA”) was enacted in the United States and included the Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”). The BPCIA amended the PHSA to create an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. To date, the FDA has approved a number of biosimilars. The FDA approved the first interchangeable biosimilar product in 2021 and has since approved others. The FDA has also issued several guidance documents outlining its approach to reviewing and approving biosimilars and interchangeable biosimilars.

Under the BPCIA, a manufacturer may submit an application that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product.” In order for the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product and (for products administered multiple times) that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. Upon licensure by the FDA, an interchangeable biosimilar may be substituted for the reference product without the intervention of the health care provider who prescribed the reference product.

The biosimilar applicant must demonstrate that the product is biosimilar based on data from analytical studies showing that the biosimilar product is highly similar to the reference product, data from animal studies (including toxicity) and data from one or more clinical studies to demonstrate safety, purity and potency in one or more appropriate conditions of use for which the reference product is approved. In addition, the applicant must show that the biosimilar and reference products have the same mechanism of action for the conditions of use on the label, route of administration, dosage and strength, and the production facility must meet standards designed to assure product safety, purity, and potency.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the first approved interchangeable biologic product will be granted an exclusivity period of up to one year after it is first commercially marketed. The FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product.

The BPCIA is complex and only beginning to be interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation and meaning of the BPCIA is subject to significant uncertainty.

Regulation Outside of the United States

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product candidate, we must obtain approval from the comparable regulatory authorities of foreign countries or economic areas, such as the EU, before we may commence clinical trials or market products in those countries or areas.

Until recently, the EMA and the European Commission (“EC”) were responsible for approving new medicines for supply in Northern Ireland according to the Northern Ireland Protocol. From January 1, 2025, in accordance with the “Windsor Framework,” all new medicines for the UK market, including Northern Ireland, will be authorized by the MHRA and UK packaging must carry a clearly legible ‘UK only’ to be allowed onto the UK market. The International Recognition Procedure (“IRP”) provides the framework for the MHRA to take into account assessments of medicinal products conducted by trusted regulatory authorities in Australia, Canada, Switzerland, Singapore, Japan, the United States and the EU when assessing applications for marketing authorization.

With the exception of the EU EEA applying harmonized regulatory rules for medicinal products, the approval process and requirements governing the conduct of clinical trials, product licensing, and pricing and reimbursement vary greatly between countries and jurisdictions and can involve additional testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

European Union Drug Development, Review and Approval

In the EU, our product candidates will be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization (“MA”) is granted by a competent regulatory agency. Similar to the United States, the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls.

In the EU, clinical trials are primarily regulated by the CTR.

The CTR requires sponsors to submit one clinical trial authorization (“CTA”) application via the Clinical Trials Information System, which will then be reviewed by the competent regulatory agency selected by the sponsor as the reporting Member State to lead the validation and evaluation of the application. If successful, the resulting CTA would cover all EU Member States concerned by the application. However, a concerned Member State may in limited circumstances declare an “opt-out” from an approval and prevent the clinical trial from being conducted in such Member State. In addition to a CTA, sponsors of clinical trials conducted in the EU must also obtain a positive opinion on the clinical trial from a research ethics committee in each Member State where the trial will be conducted.

Combination Products

Product candidates that incorporate a medical device for the administration of the medicinal product, and which are intended to be commercialized as a single integral product used exclusively in the given combination, will be regulated by Directive 2001/83/EC or Regulation (EC) 726/2004 as a medicinal product. However, the medical device component must satisfy the general safety and performance requirements under applicable EU law governing general medical devices. Proof of such must be included in an application for MA for the combination product. In particular, to the extent the device component has already been conformity assessed and a European Conformity (“CE”) mark affixed, the certificate of conformity issued by the Notified Body must be provided in the MA application dossier. Where the medical device component has not already been CE marked, the MA application dossier must include an opinion issued by a notified body on the conformity of the device component against the relevant general safety and performance requirements set out in Annex I of Regulation (EU) 2017/745.

EU regulatory regime contemplates that MAs can be granted either centrally or nationally, albeit through mutual recognition or decentralized procedure, depending on the type of product and the therapeutic indications for which approval is being sought.

Centralized Procedure

The centralized procedure is compulsory for: medicinal products produced by biotechnology; orphan medicinal products; advanced-therapy medicinal products such as gene-therapies; and medicinal products containing new active substances and which are indicated for the treatment of HIV, AIDS and immune dysfunctions, cancer, neurodegenerative diseases, diabetes, autoimmune and other immune dysfunctions, and viral diseases. The centralized procedure is optional for other medicines containing a new active substance, which constitute a significant therapeutic, scientific or technical innovation, or which are in the interest of public health in the EU. Under the centralized procedure, a single MA application is submitted to the EMA where it will be evaluated by its advisory committee, the Committee for Medicinal Products for Human Use (the “CHMP”). Under the centralized procedure, the maximum timeframe for the evaluation of a MA application by the EMA is 210 days, excluding clock stops. Clock-stops allow the applicant the necessary time to provide additional information in response to questions raised by the CHMP. The clock-stops considerably extend the time taken by the CHMP to complete the evaluation of a MA application. The EMA will then provide the EC with an opinion on whether the medicinal product should be approved. Ordinarily, within 67 days of receipt of a positive scientific opinion from the EMA, the EC will adopt single MA an implementing decision on granting a centralized marketing authorization. A centralized MA is valid for all EU member states and, by extension (after taking the corresponding national implementing measures), in Norway, Iceland and Liechtenstein.

National Procedure

The purely national procedure results in a MA in a single EU Member State. This route is available for products not falling within the mandatory scope of the centralized procedure.

Decentralized Procedure

The decentralized procedure allows national MA applications in respect of medicinal products not authorized in the EU/European Economic Area (“EEA”) to be submitted simultaneously in multiple EU member states. This is in contrast to the mutual recognition procedure, which applies if the product has been authorized in at least one EU member state on a national basis, and the applicant seeks approval progressively of the same medicinal product in one or more EU member state(s). Both the decentralized and mutual recognition procedures provide for approval by one or more “concerned” member state(s) based on an assessment of an application performed by one “reference” member state. Under the decentralized procedure, an applicant submits an application, accompanied by a dossier, containing the requisite scientific data, and related materials to the reference member state and concerned member state(s). The reference member state prepares a draft assessment and drafts of the related materials within 120 days of the receipt of a valid application. Within 90 days of receiving the reference member state’s positive assessment report, each concerned member state must approve the assessment report and related materials, unless they identify a potential serious risk to public health.

Mutual Recognition Procedure

Under the mutual recognition procedure, the concerned member state(s) have a 90-day period to recognize the MA in the reference member state. The decentralized procedure contemplates a single clock-stop at day 105 for applicants to address questions raised by the reference member state and concerned member states, which may extend the process for completing the assessment procedure.

In either case, if there is a disagreement between member states during the assessment of the submitted data based on concerns about serious risks to public health, the Coordination Group for Mutual Recognition and Decentralized Procedures will consider the matter and seek to reach a conclusion within 60 days. If this is not possible, the reference member state can escalate the issue to the EMA for arbitration.

Conditional Marketing Authorization

In specific circumstances, Regulation (EC) No 726/2004 (as amended) enables applicants to obtain a conditional MA prior to obtaining the comprehensive clinical data required for an application for a full MA. Such conditional approvals may be granted for product candidates (including medicines designated as orphan medicinal products) if (1) the product candidate is intended for the treatment, prevention or medical diagnosis of seriously debilitating or life-threatening diseases; (2) the product candidate is intended to meet unmet medical needs of patients; (3) a MA may be granted prior to submission of comprehensive clinical data provided that the benefit of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required; (4) the risk-benefit balance of the product candidate is positive, and (5) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data. A conditional MA requires specific obligations to be fulfilled by the MA holder, including obligations with respect to the completion of ongoing or new studies and with respect to the collection of pharmacovigilance data. Conditional MAs are valid for one year, and can be renewed annually, if the risk-benefit balance remains positive, and after a satisfactory re-assessment of benefit: risk balance and progress in fulfilling the specific obligations. Failure to submit the required comprehensive data may result in regulatory action against the conditional marketing authorization, including the possibility of its revocation. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional MA.

Pediatric Studies

In the EEA, companies developing a new medicinal product must agree upon a pediatric investigation plan (“PIP”), with the EMA’s Pediatric Committee (“PDCO”) and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies. The PIP sets out the timing and measures proposed for the generation of data to support a pediatric indication of the drug for which a MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults or other age groups not covered by the agreed PIP. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO in circumstances where the medicinal product or the product class is likely to be ineffective or unsafe in part or all of the pediatric population; or the disease or condition occurs only in adult populations, or the specific medicinal product does not represent a significant therapeutic benefit over existing treatments in pediatric patients. Products that are granted a MA with the results of the pediatric clinical trials conducted in accordance with the PIP (even where such results are negative) are eligible for a six month extension to their supplementary protection certificate. In the case of orphan medicinal products, a two-year extension of the orphan market exclusivity may be available. This pediatric reward is subject to the condition that the results are provided in respect of all studies in compliance with the agreed PIP.

European Union Regulatory Data Exclusivity

In the EU, new products containing a new active substance are considered as “reference medicinal products,” and accordingly qualify for eight years of data exclusivity and an additional two years of marketing exclusivity upon granting of a MA. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference medicinal product when applying for a generic or biosimilar MA in the EU. The marketing exclusivity period prevents a successful generic or biosimilar MA applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference medicinal product in the EU. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

European Union Orphan Designation and Exclusivity

The criteria for designating an orphan medicinal product in the EU are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if it is intended for the diagnosis, prevention or treatment of a life- threatening or chronically debilitating condition, which either (a) affects not more than five in 10,000 persons in the EU when the application is made, or (b), without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment. In each case, there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition. The term ‘significant benefit’ is defined in Regulation (EC) 847/2000 to mean a clinically relevant advantage or a major contribution to patient care.

Orphan medicinal products are upon grant of a MA, entitled to ten years of market exclusivity for the approved therapeutic indication. During this ten-year market exclusivity period, the EMA or the competent authorities of the Member States of the EEA, cannot accept an application for a MA for a similar medicinal product for the same indication. A similar medicinal product is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The application for orphan designation must be submitted before the application for MA. The applicant will receive a fee reduction for the MA application if the orphan designation has been granted, but not if the designation is still pending at the time the MA is submitted. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The ten-year market exclusivity in the EU may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, MA may be granted to a similar product for the same indication at any time if:

∎	the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

∎	the applicant consents to a second orphan medicinal product application; or

∎	the applicant cannot supply enough of the orphan medicinal product.

An equivalent regime is reflected in domestic law in the UK. Under the UK regime, however, orphan designations are not granted and instead a decision is made at the point of MA grant.

RLYB212 has been granted orphan drug designation by the EMA for the prevention of FNAIT.

Priority Medicines Designation

Developers of innovative medicinal product can apply to the EMA for access to the Priority Medicines (“PRIME”) program. A medicinal product will be accepted onto the PRIME scheme if the EMA determines that the available preliminary data demonstrate the medicinal product’s potential to address an unmet medical need and bring a major therapeutic advantage to patients. As part of the program, EMA provides early and enhanced dialogue and support to optimize the development of eligible medicines and speed up their evaluation, aiming to bring promising treatments to patients sooner. Rallybio anticipates that it will request PRIME designation for certain of our product candidates.

Periods of Authorization and Renewals

In general, an initial MA is valid for five years and may be renewed on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the MA holder must provide the EMA or the competent authority with a consolidated version of the file in respect of the medicinal product’s quality, safety and efficacy, including all variations introduced since the MA was granted, at least nine months before the MA ceases to be valid. Once renewed, the MA is generally valid for an unlimited period, unless the EC or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal.

In accordance with the sunset clause, any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state (in the case of the national, decentralized and mutual recognition procedures) within three years after the MA is granted will cease to be valid.

The EU is currently revising its general pharmaceutical legislation, known as the ‘Pharma Package’. This initiative is designed to ensure fair access to safe, effective, and affordable medicines throughout the EU. It also aims to boost the competitiveness of the pharmaceutical industry by reducing regulatory burdens and enhancing supply chain security to better prevent and manage shortages.

The legislative process began with the European Commission’s proposal in April 2023, followed by the development of positions by the European Parliament and the Council. Trilogue negotiations concluded with a political agreement in December 2025. The agreed text now awaits formal adoption by both the Parliament and Council, after which it will be published in the Official Journal of the EU.

Key measures include a new exclusivity framework, enhanced incentives for orphan drugs and antibiotics, an expanded Bolar exemption, and a shortened regulatory assessment timeframe. The reforms also introduce stricter controls on product availability and supply shortages. It is anticipated that the new EU pharmaceutical legislation will be fully applicable in 2028, following a two-year transition period.

Additionally, in December 2025, the EC proposed the Biotech Act. This legislation is intended to strengthen the competitiveness of the biotechnology sector and facilitate the development and timely market entry of biotechnology innovations, while maintaining high standards for the protection of human health. The Biotech Act introduces a 12-month extension to the Supplementary Protection Certificate (“SPC”) for advanced therapy medicinal products such as gene and cell therapies, and innovative biotech medicines. This extension aims to incentivize EU-based manufacturing and R&D by rewarding novel, highly effective medicines that conduct clinical trials across multiple EU Member States, addressing the time lost in regulatory approval.

Brexit and the Regulatory Framework in the United Kingdom

The UK formally left the EU on January 31, 2020, and after the expiry of the transition period on December 31, 2020, became a “third country” for the purposes of EU law. At present, the regulatory regime in the UK broadly aligns with EU regulations. However, it is possible that the regime may diverge in the future. It remains to be seen how Brexit will impact regulatory requirements for product candidates and products in the UK in the long-term.

The EU and the UK concluded a trade and cooperation agreement (“TCA”), which was applied provisionally from January 1, 2021 and entered into force on May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of the outcomes of GMP inspections and GMP documents. However, the TCA does not foresee wholesale mutual recognition of UK and EU pharmaceutical regulations.

To be used or sold in the UK, a medicinal product must have a valid MA granted through the national application process. National applications are governed by the Human Medicines Regulations (SI 2012/1916). Applications are made electronically through the MHRA Submissions Portal. The MHRA operates fixed submission and assessment timetables for innovative medicines applications to facilitate consultation with its statutory advisory committee, the Commission on Human Medicines (“CHM”). The MHRA assessment procedure for a MA application involves an initial evaluation, including orphan designation if applicable, and consultation with expert advisory groups as needed. By Day 90, applicants receive a consolidated request for information (“RFI”), which pauses the review clock until a complete response is submitted electronically. Responses are assessed by Day 150, with further RFIs issued for minor issues or a CHM letter for major objections. Each subsequent RFI requires a complete response within three months, and the clock is restarted upon submission. Applicants may make written or oral representations to the CHM if major objections remain. Final compliance checks are conducted once all issues are resolved, and the MHRA issues a grant or refusal letter specifying any conditions and the MA expiry date. The entire assessment process is designed to be completed within 210 calendar days, excluding any procedural clock-stops for additional information or representations. The innovative medicines timetable allows for a positive decision within 150 clock-on days if all issues are resolved following one round of questions. Where there are outstanding issues at Day 150, we will come to a final decision as soon as possible and within 210 clock-on days. The innovative medicines timetable allows for a positive decision within 150 clock-on days if all issues are resolved following one round of questions. Where there are outstanding issues at Day 150, we will come to a final decision as soon as possible and within 210 clock-on days.

In addition, the MHRA 150-day accelerated review is a specialized, fast-track national MA procedure designed for innovative medicines, new active substances, and biosimilars, aiming for a decision in 150 “clock-on” days rather than the standard 210. It requires high-quality applications, typically involving one round of questions and a 60-day cool-down period for responses.

On August 30, 2023, the MHRA published detailed guidance on its recently announced new IRP for MAAs. The IRP applies from January 1, 2024, and replaces existing EU decision reliance procedure to apply for authorizations from seven international regulators (e.g. Health Canada, Swiss Medic, FDA, EMA, among others). The IRP allows the MHRA to take into account the assessment and decision-making of the ‘Reference Regulators” to perform a targeted assessment of IRP applications but retain the authority to reject applications if the evidence provided is considered insufficiently robust. There exist two recognition timetables for new IRP MAAs: IRP Route A (60 days) and IRP Route B (110 days), both starting from validation. Eligibility is determined via an applicant-completed form six weeks before submission. Recognition A applies to applications with Reference Regulator approval within the past two years, with no clock stop, but may revert to Recognition B if major objections arise. IRP Route B covers Reference Regulator approvals within the past ten years (or exceptionally older) and applies if specific criteria, such as conditional approvals, manufacturing changes, or UK-specific requirements, are met. IRP Route B allows for consultation with the CHM and aligns with CHM dates for new active substances. Applications not eligible for either timetable may be submitted as full national applications if MHRA requirements are met. IRP can be used for post-authorization measures including line extensions, variations, and renewal applications.

Rest of the World Regulation

For other countries outside of the EU and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from jurisdiction to jurisdiction. Additionally, the clinical trials must be conducted in accordance with current good clinical practice requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, and criminal prosecution.

Coverage, Pricing and Reimbursement

Sales of any biopharmaceutical products, if and when approved by the FDA or analogous authorities outside the United States, will depend in significant part on the availability of third-party coverage and reimbursement for the products.

In the United States, third-party payors include government healthcare programs, such as Medicare and Medicaid, private health insurers, managed care plans and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services, including biopharmaceutical products. Significant uncertainty exists regarding coverage and reimbursement for newly approved healthcare products. Seeking coverage and reimbursement is time consuming and expensive. We may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of our products, which would be in addition to the studies required to obtain FDA regulatory approvals. Third-party payors may take into account clinical practice guidelines in determining coverage and there may be significant delays before our products are addressed by such guidelines and we cannot predict what position such guidelines would take with respect to our products if and when addressed. Coverage and reimbursement varies across third-party payors. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication, or utilize other mechanisms to manage utilization (such as requiring prior authorization for coverage for a product for use in a particular patient). Limits on coverage may impact demand for our products. Even if coverage is obtained, third-party reimbursement may not be adequate to allow us to sell our products on a competitive and profitable basis. As a result, we may not be able to maintain price levels high enough to realize an appropriate return on investment in product development.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of our product candidate to currently available therapies (so called health technology assessment (“HTA”) in order to obtain reimbursement or pricing approval). For example, subject to the requirements set out in Directive 89/105/EEC relating to the transparency of measures regulating the pricing of medicinal products for human use and their inclusion in the scope of national health insurance systems, EU Member States have the legal competence to set national measures of an economic nature on the marketing of medicinal products in order to control public health expenditure on such products. Accordingly, EU Member States can restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. An EU Member State may approve a specific price for the medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Other EU Member States allow companies to fix their own prices for drug products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the EU do not follow price structures of the United States and generally tend to be significantly lower.

Regulation (EU) 2021/2282 on health technology assessment (the “HTA Regulation”) entered into force on January 11, 2022 and will apply from January 12, 2025. Given the increasing use of HTA to guide market access in EU member states, the HTA Regulation seeks to achieve three legislative objectives: to promote convergence in HTA tools, procedures and methodologies; to ensure efficient use of resources and strengthen the quality of HTA across the EU and to improve business predictability. From January 15, 2025, all new oncology medicines and advanced therapy medicinal products (i.e. gene and cell therapies and tissue engineered products) will be assessed at EU level through the Joint Clinical Assessment procedure (“JCA”), which forms part of an HTA and evaluates the relative clinical effectiveness of a new health technology against one or more other health technologies. Importantly, the outcomes of JCAs are not binding on national HTA bodies which may draw their own conclusions on the clinical added value of a new technology. From January 13, 2028, all new orphan medicinal products will be subject to JCA. From January 13, 2030, all new medicines will come under the scope of the HTA Regulation. The HTA Regulation established the Coordination Group on HTA (the “HTACG”) consisting of representatives of EU member states, mainly from HTA authorities or bodies. The HTACG’s remit is to coordinate and adopt the joint HTA work carried out by its subgroups within the scope of the HTA Regulation and to adopt methodological and procedural guidance documents for joint work, including JCAs.

The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic, and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States and parallel import or distribution (arbitrage between low-priced and high-priced member states) can further reduce prices. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Other U.S. Health Care Laws and Regulations

In the United States, biopharmaceutical manufacturers and their products are subject to extensive regulation at the federal and state level, such as laws intended to prevent fraud and abuse in the healthcare industry, which may constrain their business operations. These laws, some of which will apply only if and when we have an approved product, include:

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federal false claims, false statements and civil monetary penalties laws prohibiting, among other things, any person from knowingly presenting, or causing to be presented, a false claim for payment of government funds or knowingly making, or causing to be made, a false statement to get a false claim paid;

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federal healthcare program anti-kickback law, which prohibits, among other things, persons from offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual for, or the purchasing or ordering of, a good or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

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the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) which, in addition to privacy protections applicable to healthcare providers and other entities, prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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FDCA, which among other things, strictly regulates drug marketing, prohibits manufacturers from marketing such products prior to approval or for off-label use and regulates the distribution of samples;

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federal laws that require pharmaceutical manufacturers to calculate, report and certify certain complex product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under government healthcare programs;

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federal Open Payments (or federal “sunshine” law), which requires pharmaceutical and medical device companies to monitor and report certain financial interactions with certain healthcare providers to CMS within HHS for re-disclosure to the public, as well as ownership and investment interests held by physicians and their immediate family members;

∎	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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analogous state laws and regulations, including: state anti-kickback and false claims laws; state laws requiring pharmaceutical companies to comply with specific compliance standards, restrict financial interactions between pharmaceutical companies and healthcare providers or report information related to payments to health care providers, marketing expenditures or drug prices; state or local laws requiring the registration of pharmaceutical sales representatives; state laws regulating the manufacture and distribution of biopharmaceutical products; and state laws governing privacy, security and breaches of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

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laws and regulations prohibiting bribery and corruption, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) which, among other things, prohibits U.S. companies and their employees and agents from authorizing, promising, offering, or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations or foreign government-owned or affiliated entities, candidates for foreign public office, and foreign political parties or officials thereof.

Ensuring compliance is time consuming and costly. Violations of the laws may be subject to criminal and/or civil sanctions, including, in some instances, exclusion from participation in federal and state health care programs, which could adversely affect our business, financial condition, results of operations, and prospects.

Similar healthcare laws and regulations exist in the EU and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of personal information.

Health Care Reform in the United States and Potential Changes to Health Care Laws

Health care reform has been a significant trend in the U.S. health care industry and elsewhere. In particular, government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products and services. Health care reform, specifically reform addressing pricing and payment for drugs, has been an ongoing focus and is likely to continue under the current presidential administration. A number of healthcare reforms involving drugs have been successfully implemented, including reforms related to Medicare payment for drugs and manufacturer rebate obligations under the Medicaid Drug Rebate Program.

There has been heightened governmental scrutiny in recent years over the manner in which manufacturers set prices for their marketed products, which has resulted in proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing and reform government program reimbursement methodologies for pharmaceutical and biologic products. At the state level, individual states are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. We expect that additional federal and state health care reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for health care products and services.

For a more detailed discussion of health care reform in the U.S., see “Risk Factors—Risks Related to Rallybio—Risks Related to Healthcare Laws and Other Legal Compliance Matters.”

Data Privacy Regulation

U.S. Privacy Law

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information, including laws requiring the safeguarding of personal information, laws requiring notification to governmental authorities and data subjects as well as remediation in the event of a data breach, and laws that afford individuals numerous rights with respect to their personal information.

There have been several developments in recent years with respect to U.S. state data privacy laws. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act (collectively, “CCPA”) imposes many requirements for the collection, processing, and sharing of personal information of California residents. The CCPA contains significant penalties for companies that violate its requirements and provides California residents a private right of action, including the ability to seek statutory damages, in the event of a breach involving their personal information. Several states have proposed or passed comprehensive privacy laws, including several laws imposing obligations similar to those of the CCPA. In addition, several states have proposed or enacted health-focused consumer privacy laws, such as Washington state’s My Health, My Data Act, which took effect in March 2024, and imposes obligations related to the collection and sharing of certain health-related information that is not subject to HIPAA and that does not fall within certain other exceptions in the law.

Also of note, in June 2024, the Protecting Americans’ Data from Foreign Adversaries Act of 2024 took effect. This law prohibits data brokers from making available certain personally identifiable sensitive data of U.S. individuals to “foreign adversary” countries, such as the People’s Republic of China (the “PRC”), and entities controlled by such countries. Additionally, in January 2025, the DOJ published a final rule implementing President Biden’s Executive Order 14117, “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern,” which became effective in April 2025. This final rule prohibits certain data brokerage transactions and transactions involving certain bulk human ‘omic data and biospecimens from which such data can be derived with restricted persons and jurisdictions, such as the PRC, and “covered persons” that have certain ties to such restricted jurisdictions. The final rule also places restrictions on certain vendor, employment and investment agreements with such jurisdictions.

General Data Protection Regulation

Many countries outside of the United States maintain rigorous laws governing the privacy and security of personal information. For example, the collection, use, disclosure, transfer, or other processing of personal data, including personal health data, regarding individuals who are located in the EEA, and the processing of personal data that takes place in the EEA, is subject to the General Data Protection Regulation (“GDPR”), which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, and it imposes heightened requirements on companies that process health and other sensitive data, such as requiring in many situations that a company obtain the consent of the individuals to whom the sensitive personal data relate before processing such data and imposing strict rules regarding the transfer of personal data to countries outside the EEA, including the United States. The GDPR permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million, or 4% of annual global revenues, whichever is greater, and confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Following the withdrawal of the U.K. from the EU, the U.K. Data Protection Act 2018 applies to the processing of personal data that takes place in the U.K. and includes parallel obligations to those set forth by GDPR.

Employees and Human Capital Resources

As of June 30, 2026, we employed 7 full-time employees. Of our full-time employees, 1 employee is engaged in research and product development, and 6 are engaged in executive, finance, human resources, legal and other administrative functions. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Corporate Information

Rallybio was founded in 2018. Rallybio Holdings, LLC (“Rallybio Holdings”) was formed in Delaware in March 2018 and Rallybio IPD, LLC was formed in Delaware in May 2020. On June 30, 2021, Rallybio IPD, LLC was converted into a Delaware corporation and changed its name to Rallybio Corporation.

Our principal executive offices are located at PO Box no. 325, East Berlin, CT 06023 and our telephone number is (203) 859-3820. Our corporate website address is https://www.rallybio.com. Information contained on or accessible through our website is not incorporated by reference into this report and you should not consider information contained on or accessible through our website to be part of this report.

Available Information

Our Internet address is https://www.rallybio.com. Our website and the information contained on, or that can be accessed through, the website will not be deemed to be incorporated by reference in, and are not considered part of, this proxy statement/prospectus. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, proxy and information statements and amendments to those reports filed or furnished pursuant to Sections 13(a), 14, and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are available through the “Investors” portion of our website free of charge as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, our filings with the SEC may be accessed through the SEC’s Interactive Data Electronic Applications system at https://www.sec.gov. All statements made in any of our securities filings, including all forward-looking statements or information, are made as of the date of the document in which the statement is included, and we do not assume or undertake any obligation to update any of those statements or documents unless we are required to do so by law.

AVENZO’S BUSINESS

Unless otherwise indicated or the context otherwise requires, references in this section to “Avenzo,” the “Company,” “we,” “us,” “our” and other similar terms refer to Avenzo.

Overview

We are a clinical-stage biotechnology company dedicated to developing next-generation oncology therapies with the goal of transforming cancer treatment for patients with limited options today. Despite advances in cancer treatment, the majority of patients with metastatic solid tumors experience disease progression due to the emergence of drug resistance or tolerability limitations that constrain sustained treatment, or both. We have built a pipeline of potentially differentiated oncology product candidates designed to improve upon the efficacy and/or safety profile of available therapies in indications with serious unmet medical needs.

We are advancing four clinical-stage product candidates across two therapeutic modalities: highly selective cyclin-dependent kinase (“CDK”) inhibitors and bispecific antibody-drug conjugates (“ADCs”). Each program leverages well-characterized tumor biology, targeting validated pathways where significant clinical gaps persist. Our product candidates are designed to address both the primary drivers of cancer cell proliferation and/or key mechanisms of resistance with the goal of improving clinical outcomes.

Our CDK portfolio is comprised of AVZO-021, a selective cyclin-dependent kinase 2 (“CDK2”) inhibitor, and AVZO-023, a selective CDK4 inhibitor, which we are developing for HR+/HER2- metastatic breast cancer. CDK4/6 inhibitors are standard-of-care therapy in this setting but are limited by both intrinsic and acquired resistance as well as hematologic toxicity associated with CDK6 inhibition, especially neutropenia, which frequently necessitates intermittent dosing, dose interruptions, or dose reductions. Despite these limitations, global historical revenue for approved CDK4/6 inhibitors was approximately $15 billion in 2025, underscoring the scale of this therapeutic class.

Selective inhibition of CDK4 and CDK2 is intended to address both the primary proliferative driver in HR+/HER2– metastatic breast cancer and a key mechanism of resistance to CDK4 inhibition—namely cyclin E overexpression and CDK2 activation. There are currently no approved selective CDK4 or selective CDK2 inhibitors, or combinations thereof. Although selective CDK2/4 and CDK2/4/6 inhibitor molecules are being explored clinically, an unmet need remains for combination regimens capable of achieving clinically meaningful exposure and target inhibition of both CDK2 and CDK4 while maintaining an acceptable tolerability profile. The CDK4-selective space has recently gained clinical validation. Pfizer Inc. (“Pfizer”) has advanced atirmociclib (PF-07220060), a selective CDK4 inhibitor, into Phase 3 in the first-line HR+/HER2– metastatic breast cancer setting based on Phase 1 combination data with letrozole showing a confirmed objective response rate (“ORR”) of 59% (20/34); however, all-grade neutropenia of 62% persists with atirmociclib plus letrozole. BeOne Medicines Ltd. (“BeOne”) is also advancing BGB-43395, a selective CDK4 inhibitor, into Phase 3 for first-line HR+/HER2– metastatic breast cancer. Initial data for BGB-43395 showed unconfirmed ORR of 11% (2/19) in combination with fulvestrant in pretreated HR+/HER2– metastatic breast cancer, and most recently, Phase 1 data in combination with letrozole in first-line HR+/HER2– metastatic breast cancer showed a confirmed ORR of 63% (12/19) at the Phase 3 dose, yet with high gastrointestinal toxicity at the same dose level, including 96% all-grade diarrhea (11% Grade 3) under fasted conditions, which may impact the tolerability profile of the regimen. Our differentiated CDK4 and CDK2 programs—engineered for high selectivity—are designed to enable rational combination of complementary cell-cycle mechanisms, offering a potential new therapeutic option both for patients progressing on CDK4/6-based regimens and in the first-line setting where minimizing CDK6-mediated toxicity and preventing acquired resistance remain key unmet needs. AVZO-021 has completed enrollment in its Phase 1 study as both a monotherapy and in combination with fulvestrant in patients with HR+/HER2- metastatic breast cancer and CCNE1-amplified tumors. As of the March 30, 2026 data cut-off date, AVZO-021 was generally well tolerated with low gastrointestinal and hematologic toxicity and clinical activity both as a single agent and in combination with fulvestrant. AVZO-023 is being evaluated in the Phase 1 ORION-1 study in combination with fulvestrant (“doublet”) and in combination with AVZO-021 plus fulvestrant (“triplet”). We are planning to conduct additional Phase 1 combinations with letrozole and oral selective estrogen receptor degraders (“SERDs”).

Our bispecific ADC portfolio comprises AVZO-1418, targeting epidermal growth factor receptor (“EGFR”) and human epidermal growth factor receptor 3 (“HER3”), and AVZO-103, targeting Nectin4 and TROP2. AVZO-1418 is being evaluated in the Phase 1 portion of the AVENTINE-1 study and has received Fast Track designation from the U.S. Food and Drug Administration (“FDA”) for the treatment of patients with EGFR-mutated, TKI-pretreated non-small cell lung cancer (“NSCLC”). Bristol Myers Squibb Company (“BMS”) and SystImmune Inc.’s (“SystImmune”) EGFR/HER3 bispecific ADC, izalontamab brengitecan (iza-bren), has provided clinical validation for dual EGFR/HER3 targeting with an ADC. Iza-bren was recently approved in China for recurrent or metastatic nasopharyngeal carcinoma (“NPC”) patients who have progressed following prior platinum-based chemotherapy and PD-1/PD-L1 inhibitor therapy, and is being advanced in an extensive development program, including Phase 3 studies across more than 10 solid tumor indications in China and BMS-led Phase 2/3 studies in metastatic triple negative breast cancer (“TNBC”), urothelial cancer (“UC”) and EGFR-mutant NSCLC. However, iza-bren is constrained by prominent hematologic toxicity, with Grade ≥3 neutropenia reported at approximately 50% across studies; some ongoing trials have implemented prophylactic G-CSF to mitigate this risk. We believe this profile highlights a meaningful opportunity for an EGFR/HER3 ADC designed to maintain the clinical benefits of dual targeting while reducing high-grade hematologic toxicity, supportive-care requirements and dose-limiting tolerability concerns. AVZO-103 is a potentially differentiated Nectin4/TROP2 ADC being evaluated in the Phase 1 portion of the BEACON-1 study; it has received Fast Track designation from the FDA for the treatment of patients with UC previously treated with enfortumab vedotin (Padcev). To our knowledge, only one other Nectin4/TROP2 bispecific ADC is currently in clinical development, being advanced by Akeso, Inc. (“Akeso”) through studies in China and Australia. Eli Lilly and Company (“Eli Lilly”) recently reported first-in-human (“FIH”) Phase 1 data for its Nectin4-targeted topoisomerase I ADC, LY4052031, providing clinical validation of Nectin4 topoisomerase I ADCs in the post-enfortumab vedotin (“EV”) setting. Despite this clinical validation, LY4052031 has demonstrated development challenges given the requirement for prospective CYP2D6 genotyping, which may introduce operational complexity in clinical development and patient selection. We believe these findings highlight the potential for AVZO-103 to address a significant unmet need in metastatic UC, particularly post-EV. We believe our bispecific ADCs’ dual-targeting approach, directed against clinically validated targets, may increase avidity on tumor cells expressing both antigens, enhance binding and internalization, and improve tumor-selective payload delivery and cytotoxicity, while potentially broadening the therapeutic window.

The differentiated design of our CDK inhibitors and bispecific ADCs also positions our pipeline for meaningful potential commercial opportunity across large and growing oncology markets. Approved CDK4/6 inhibitors generated approximately $15 billion in historical global revenue in 2025, reflecting the scale of the HR+/HER2- metastatic breast cancer market and the continued need for next-generation agents that can overcome resistance and tolerability limitations. Similarly, there are 15 FDA-approved ADCs as of June 2026. In 2025, approved ADCs with publicly reported product sales generated approximately $17 billion in combined global revenue, underscoring the commercial relevance of targeted cytotoxic therapies. We believe that product candidates capable of addressing the well-characterized limitations of these therapeutic classes – such as dose-limiting neutropenia, gastrointestinal toxicity, and payload-related resistance – have the potential to capture meaningful share within these established markets and expand into additional patient populations where no approved targeted therapies currently exist.

Our strategy is centered on identifying and in-licensing IND-ready or near-clinical-stage oncology assets globally and then leveraging our team’s deep clinical development expertise to advance them efficiently through the clinic. Our team, led by Dr. Athena Countouriotis and Dr. Mohammad Hirmand, brings decades of oncology drug development experience, including leadership of 11 development programs that have led to marketed therapies and a track record of advancing programs from early development through regulatory approval. Our strategy is focused on: (1) efficiently generating proof-of-concept data in priority indications with high unmet need, (2) using clinical data to inform dose optimization, patient selection, and registrational strategy, and (3) maintaining the operational flexibility to advance multiple programs in parallel with speed. Two of our product candidates have received Fast Track designation from the FDA, and our most advanced program has completed Phase 1 study enrollment.

Our Pipeline

We have built a portfolio of potentially differentiated oncology programs at various stages of development. Our current pipeline is summarized in the figure below.

Incident metastatic patient populations across our priority tumor types may represent substantial commercial opportunities. The table below shows incident metastatic patient populations, as of 2025, for select tumor types relevant to our pipeline in the United States and globally, excluding Greater China.

INCIDENCE IN THE METASTATIC SETTING
TUMOR TYPES	UNITED STATES	GLOBAL*
HR+/HER2- Breast Cancer	40,000	261,000
NSCLC without AGA	81,000	488,000
EGFR mutant NSCLC	18,000	199,000
Urothelial Cancer	17,000	112,000
Biliary Tract Cancer	17,000	161,000

*  Excludes Greater China (People’s Republic of China, Hong Kong, Macau, and Taiwan).

AVZO-021 – Selective CDK2 Inhibitor

AVZO-021 is our selective oral CDK2 inhibitor, which we are developing for HR+/HER2- metastatic breast cancer, where activation of the Cyclin E/CDK2 pathway has been identified as a key mechanism of resistance to CDK4 inhibition. We believe the selectivity profile of AVZO-021, including high selectivity over CDK1, may improve tolerability relative to less selective CDK2 inhibitors given CDK1 inhibition has been associated with dose-limiting gastrointestinal toxicity. This may also support the “triplet” combination of AVZO-021 with AVZO-023, our selective CDK4 inhibitor, and endocrine therapies such as fulvestrant, letrozole, or oral SERDs.

AVZO-021 has completed enrollment in its Phase 1 study as both a monotherapy and in combination with fulvestrant in patients with HR+/HER2- metastatic breast cancer and CCNE1-amplified solid tumors and is now being studied in a triplet combination with AVZO-023 and fulvestrant in the Phase 1 portion of the ORION-1 study.

As of the March 30, 2026 safety data cut-off date, 64 patients had been treated with AVZO-021 as monotherapy or in combination with fulvestrant. AVZO-021 was generally well tolerated. Most patients who reported treatment-emergent adverse events (“TEAEs”) had events of maximum Grade 1 or 2 severity. The most common TEAEs were nausea (52%), fatigue (48%), anemia (39%), vomiting (34%), and diarrhea (20%). There were 2 dose-limiting toxicities (“DLTs”); Grade 3 syncope at 250 mg QD monotherapy and Grade 4 platelet count decreased at 200 mg QD in combination with fulvestrant. Two (3%) patients discontinued treatment due to TEAEs; Grade 4 neutropenia (related) and Grade 4 jaundice cholestatic (unrelated) each in 1 patient at 200 mg QD monotherapy, and 14 (22%) patients required dose reductions with the majority occurring from higher doses (≥180 mg QD).

As of the May 7, 2026 efficacy data cut-off date, among 26 efficacy-evaluable patients – treated with AVZO-021 monotherapy at 150 mg once daily (QD) or higher with HR+/HER2- breast cancer or CCNE1-amplified solid tumors with at least one evaluable post-baseline scan – we observed an ORR of 15%, including three confirmed responses and one unconfirmed partial response awaiting confirmation at the time of the data cut-off date. In 20 efficacy-evaluable HR+/HER2- breast cancer patients treated with AVZO-021 monotherapy at 150 mg QD or higher, the disease control rate, defined as the proportion of patients with a confirmed best overall response of CR, PR, or SD, was 85% (95% CI: 62.1, 96.8). All responders remained on treatment, including three patients who had remained on therapy for 48 weeks or longer, and 20 of 34 HR+/HER2- breast cancer patients treated at 150 mg QD or higher (monotherapy and combination with fulvestrant) had remained on treatment for 24 weeks or longer.

With a median follow-up of 8.4 months, across 33 HR+/HER2- breast cancer patients with a median of four prior therapies (range 1, 9) treated with AVZO-021 monotherapy across all doses, we observed a median progression-free survival (“PFS”) of 5.3 months (95% CI: 1.9, 7.2). For background and historical comparison, Pfizer’s CDK2 inhibitor tegtociclib (PF-07104091) showed a median PFS of 3.5 months in its Phase 1 monotherapy study across all doses and tumor types in a similar heavily pretreated population of 32 patients. Historically, in the second-line setting after CDK4/6 inhibitors, the current standard-of-care endocrine therapy fulvestrant has achieved a median PFS of approximately 3.2 months, while the combination of exemestane plus everolimus has shown a median PFS of 5.3 months in the same second-line patient setting.

AVZO-023 – Selective CDK4 Inhibitor

AVZO-023 is our selective oral CDK4 inhibitor, which we are developing for HR+/HER2- metastatic breast cancer, where CDK4/ Cyclin D-mediated signaling is a central driver of tumor cell proliferation. We believe its selectivity for CDK4 over CDK6 may improve antitumor activity while also improving tolerability relative to approved CDK4/6 inhibitors, as CDK6 inhibition has been associated with dose-limiting hematologic toxicity. AVZO-023 is being evaluated in the Phase 1 portion of the ORION-1 study in combination with fulvestrant (“doublet”), as well as in combination with AVZO-021 and fulvestrant (“triplet”), in patients with HR+/HER2- metastatic breast cancer. We are planning to conduct additional Phase 1 combinations with other endocrine therapies such as letrozole or oral SERDs.

As of the April 28, 2026 safety data cut-off date, 13 patients had been treated with AVZO-023 as monotherapy or in combination with fulvestrant. Eleven of the 13 patients had HR+/HER2- metastatic breast cancer and received AVZO-023 + fulvestrant in the doublet combination. AVZO-023 was generally well tolerated, with low incidence and severity of hematologic and gastrointestinal adverse events. Most TEAEs were Grade 1 or 2. The most common TEAEs were neutrophil count decreased (38%), anemia (23%), and nausea (23%). One patient with Grade 4 neutrophil count decreased at 100 mg BID required dose reduction. No diarrhea of any grade was reported. No patients had TEAEs leading to treatment discontinuation.

As of the May 14, 2026 efficacy data cut-off date, of six efficacy-evaluable patients treated with AVZO-023 and fulvestrant at 100 mg BID, five patients continued on treatment with tumor reductions, including one patient with an unconfirmed response who was awaiting a confirmatory scan.

AVZO-1418 – EGFR/HER3 Bispecific ADC

AVZO-1418 is our EGFR/HER3 bispecific ADC, which we are developing for advanced solid tumors, with an initial focus in patients with NSCLC with EGFR mutations and those without actionable genomic alterations (“AGAs”), as well as patients with UC, and biliary tract cancer (“BTC”). EGFR and HER3 are clinically validated targets across multiple tumor types and are implicated in tumor growth, survival signaling, and resistance biology. We believe the bispecific design of AVZO-1418 may enhance avidity, binding, and internalization on tumor cells expressing EGFR and HER3, which may improve tumor-selective payload delivery relative to other approaches. AVZO-1418 is being evaluated in the Phase 1 portion of the AVENTINE-1 study and has received Fast Track designation from the FDA for patients with EGFR-mutated, TKI-pretreated NSCLC.

As of the May 13, 2026 data cut-off date, 32 patients had been treated with AVZO-1418 monotherapy across five dose cohorts (every 2 weeks (“Q2W”): 2 mg/kg, 4 mg/kg, 4.5 mg/kg, and 6 mg/kg; every three weeks (“Q3W”): 6 mg/kg) in the Phase 1 portion of the AVENTINE-1 study. A total of 20 patients were dosed at 4.5 mg/kg or lower, and

12 patients were dosed at 6 mg/kg on either schedule. Patient enrollment is ongoing at multiple dose levels, including 4 mg/kg, 4.5 mg/kg, and 5 mg/kg Q2W.

AVZO-1418 was generally well tolerated across multiple doses, with DLTs occurring at the highest dose levels of 6 mg/kg Q2W and 6 mg/kg Q3W. Two patients experienced DLTs at each of the 6 mg/kg dosing schedules: at 6 mg/kg Q2W, one patient experienced Grade 3 diarrhea and one patient experienced Grade 4 acute gastroenteritis and Grade 4 pancytopenia; at 6 mg/kg Q3W, one patient experienced Grade 3 ALT increase, Grade 4 white blood cell count decrease, Grade 3 lymphocyte count decrease and Grade 3 pneumonitis, and one patient experienced Grade 4 neutrophil count decrease.

There were no DLTs at doses less than 6 mg/kg, and no events of Grade 3 or greater neutrophil count decreased reported at doses up to 4.5 mg/kg Q2W.

At the time of the data cut-off, among 18 efficacy-evaluable patients with baseline measurable disease, five responses (two confirmed, three unconfirmed awaiting confirmatory scans) had been observed across multiple tumor types (NSCLC and UC) and dose cohorts, and nine patients remained on treatment, including the five responding patients. One responding patient with urothelial cancer treated at 6.0 mg/kg Q2W was ongoing with partial response, which was confirmed subsequent to the data cut-off date. Of these 18 efficacy-evaluable patients, 10 patients had NSCLC, among whom four achieved a response (two confirmed, and two unconfirmed) across multiple doses, and eight patients remained on treatment, including the four responding patients.

AVZO-103 – Nectin4/TROP2 Bispecific ADC

AVZO-103 is our Nectin4/TROP2 bispecific ADC, which we are developing for advanced solid tumors, with an initial focus in UC, where Nectin4 and TROP2 are clinically validated targets. We believe its bispecific design may enhance avidity, binding, and internalization on tumor cells expressing both Nectin4 and TROP2, which may improve tumor-selective payload delivery, while its topoisomerase I payload may provide clinical activity in patients previously treated with MMAE ADCs such as enfortumab vedotin (Padcev). AVZO-103 is being evaluated in the Phase 1 portion of the BEACON-1 study and has received Fast Track designation from the FDA for patients with UC previously treated with enfortumab vedotin (Padcev).

Market Opportunity

The pharmaceutical market for oncology includes several established classes of therapies, each addressing sizable patient populations and generating significant revenue. For example, in breast cancer, three CDK4/6 inhibitors — palbociclib (Ibrance), abemaciclib (Verzenio), and ribociclib (Kisqali) — are the established standard-of-care in the metastatic setting for HR+/HER2- breast cancer, which is the most common subtype of breast cancer, representing approximately 70% of all breast cancer diagnoses. Use of CDK4/6 inhibitors is also advancing into early breast cancer based on recent clinical trial results and approved indication expansions. In 2025, these three agents generated approximately $15 billion in combined historical global revenue.

ADCs have also become a widely adopted therapeutic modality to treat a range of solid tumors, with 15 FDA-approved ADCs as of June 2026. In 2025, approved ADCs with publicly reported product sales generated approximately $17 billion in combined global revenue, led by trastuzumab deruxtecan (Enhertu), enfortumab vedotin (Padcev), and other approved ADCs.

While CDK4/6 inhibitors and ADCs have been broadly adopted commercially, significant limitations remain. The majority of patients treated with CDK4/6 inhibitors in the metastatic setting ultimately experience disease progression, driven in part by upregulation of compensatory cell cycle pathways, including cyclin E overexpression and CDK2 activation. In addition, the dose-limiting myelosuppression associated with approved CDK4/6 inhibitors, particularly neutropenia, can constrain treatment duration and dose intensity. Similarly, approved ADCs are limited by the emergence of drug resistance through mechanisms including target antigen downregulation, payload efflux mediated by drug transporter upregulation, and cross-resistance between agents sharing the same payload class. Clinically significant toxicities, including interstitial lung disease, neuropathy, and hematologic adverse events, further limit the durability of treatment for many patients. Upon progression on these therapies, patients frequently face a fragmented treatment landscape with few therapeutic options, and in certain settings, no approved targeted therapies exist. Therefore, we believe there are significant opportunities for next-generation selective CDK inhibitors and ADCs that can address these resistance mechanisms, improve upon the safety profiles of approved therapies, and provide effective treatment options where none currently exist.

Our Executive Team and Investors

Our team is led by co-founders Dr. Athena Countouriotis, M.D., and Dr. Mohammad Hirmand, M.D., both of whom are biotechnology executives with a proven track record of advancing oncology programs into and through clinical development, regulatory approval, and commercialization.

Athena Countouriotis, M.D., our President and Chief Executive Officer, is an oncology executive with more than 20 years of industry experience leading clinical development organizations and public companies. Prior to co-founding Avenzo, she served as President and Chief Executive Officer of Turning Point Therapeutics from its initial public offering in 2019 through its acquisition by BMS for $4.1 billion in 2022, during which time she and her team advanced repotrectinib, now marketed as AUGTYRO, and raised more than $1.2 billion through multiple equity financings. She has led multiple initial public offerings and acquisitions and has helped advance several oncology programs to approval in the United States and Europe. Earlier in her career, she held senior clinical development roles at Adverum Biotechnologies, Halozyme Therapeutics, Ambit Biosciences, Pfizer, and BMS.

Mohammad Hirmand, M.D., our Executive Vice President and Chief Medical Officer, has more than 20 years of biotechnology clinical development experience and a track record of advancing oncology programs from early development through regulatory approval. Prior to co-founding Avenzo, he served as Executive Vice President and Chief Medical Officer of Turning Point Therapeutics through its acquisition by BMS in 2022. Previously, he served as Chief Medical Officer of Peloton Therapeutics through its acquisition by Merck & Co., Inc. (“Merck”) in 2019 and of Medivation, Inc. through its acquisition by Pfizer, where he played a key role in the clinical development of XTANDI and the in-licensing and global clinical development of talazoparib.

Our leadership team also includes our Senior Vice President, Chief Legal Officer and Corporate Secretary, Brian Sun, J.D., who leads our legal function and brings more than 15 years of experience advising public and private biotechnology companies on corporate, transactional, securities, intellectual property, and governance matters. Prior to joining Avenzo, he served as Senior Vice President, General Counsel and Corporate Secretary of Turning Point Therapeutics through its acquisition by BMS in 2022.

We are supported by our board of directors, who have significant experience in drug development, as well as expertise in building public companies and business development. Our investor base includes top-tier healthcare-focused institutional investors with a long track record of supporting innovative biotechnology companies.

Our Strategy

Our strategy is to focus on developing and advancing a differentiated portfolio of oncology product candidates with the goal of generating clinical proof-of-concept data, accelerating potential paths to registration, and eventual commercialization, if approved. Key elements of our strategy include:

1.

Advance our clinical programs to generate proof-of-concept clinical data in priority indications. We are focused on efficiently advancing our four clinical-stage product candidates through early clinical development. AVZO-021, our selective CDK2 inhibitor, has completed enrollment in its Phase 1 study and is currently being evaluated in combination with AVZO-023 and fulvestrant. AVZO-023, our selective CDK4 inhibitor, is in Phase 1 dose escalation in combination with fulvestrant with or without AVZO-021. AVZO-1418 and AVZO-103, our bispecific ADCs are in Phase 1 dose escalation. We believe clinical data generated from our ongoing and planned studies will inform dose optimization, patient selection, and registrational strategy for each program.

2.

Target indications with significant unmet need and the potential for expedited development pathways. Our development strategy prioritizes indications where patients have limited or no approved targeted treatment options and have had their disease progress while on prior therapy or been unable to tolerate prior therapy. We believe these settings offer the biggest impact for patients, greater potential for clinical differentiation, smaller and more efficient registrational trials, and the opportunity to leverage expedited regulatory pathways, including Fast Track designation, which two of our product candidates have already received from the FDA. As we generate clinical data, we intend to evaluate opportunities to expand into additional settings, including earlier lines of therapy, where our product candidates may have the ability to provide additional clinical benefit.

3.

Pursue combination strategies to maximize the value of our pipeline. We intend to evaluate combination opportunities supported by strong biological rationale and with the potential to improve efficacy and durability. For our CDK portfolio, we are developing the combination of AVZO-023 (CDK4i) and AVZO-021 (CDK2i) with endocrine therapy (triplet) as a potentially differentiated approach to treating HR+/HER2- breast cancer. For our ADC portfolio, we plan to evaluate AVZO-1418 and AVZO-103 in combination with immunotherapy across multiple solid tumor indications, as well as AVZO-1418 with third-generation TKIs in EGFR-mutant NSCLC. We believe these combination strategies may broaden the clinical and commercial potential of our portfolio and support expansion into additional patient populations and lines of therapy.

4.

Expand the market opportunity for our bispecific ADCs by pursuing their pan-tumor potential. AVZO-1418 targets EGFR and HER3, and AVZO-103 targets Nectin4 and TROP2 – each pair of antigens is broadly co-expressed across a wide range of solid tumors. Preliminary clinical activity for AVZO-1418 has been observed across multiple tumor types in our ongoing Phase 1 study, including both NSCLC with EGFR mutations and without AGAs, as well as UC. Similarly, Nectin4 and TROP2 are individually validated by approved ADCs and are co-expressed across a number of solid tumors which include UC. We intend to evaluate opportunities to expand the development of both AVZO-1418 and AVZO-103 beyond our initial focus indications to maximize their potential clinical and commercial opportunity.

5.

Leverage strategic partnerships to maximize development speed and portfolio value. Each of our product candidates was in-licensed from a collaboration partner that retains development and commercialization rights in Greater China (People’s Republic of China, Hong Kong, Macau, and Taiwan). Our partner for AVZO-021 and AVZO-023 is Allorion Therapeutics Inc. (“Allorion”), who is conducting concurrent clinical studies in Greater China. Similarly, our partner for AVZO-103 is VelaVigo (Shanghai) Limited (“VelaVigo”), who is conducting a concurrent clinical study in Greater China. Our partner for AVZO-1418, Duality Biologics (Suzhou) Co., Ltd. (“DualityBio”), is participating in our global Phase 1/2 AVENTINE-1 study. We believe this model has the potential to accelerate our understanding of clinical activity for our programs across multiple ongoing studies conducted by Avenzo and separately by our partners to more efficiently inform our global development strategy, while all parties can potentially benefit from additional clinical data and regulatory insights. We intend to continue working closely with our collaboration partners to maximize the speed and value of our shared programs.

6.

Deploy capital strategically to advance high-priority programs and reach key inflection points. We plan to invest capital in those activities that we believe will generate the greatest clinical and strategic value. We believe clinical data will best inform and guide us on how to prioritize further clinical development and indication selection. During development, we will seek to balance investment across our portfolio with the goal of reaching proof-of-concept data and other value-creating milestones in a capital-efficient manner.

Background on Cell Cycle Inhibition in HR+/HER2- Breast Cancer

HR+/HER2- breast cancer is the most common subtype of breast cancer, accounting for approximately 70% of all cases. A meaningful proportion of patients ultimately progress to metastatic disease, where CDK4/6 inhibitors in combination with endocrine therapy are the established standard-of-care. Three CDK4/6 inhibitors, palbociclib (Ibrance), abemaciclib (Verzenio), and ribociclib (Kisqali), are approved by the FDA and have shown significant clinical benefit in the metastatic setting. In addition, CDK4/6 inhibitors have more recently been approved in early breast cancer (adjuvant setting).

The therapeutic activity of these agents is primarily driven by inhibition of CDK4, a key regulator of cyclin D-mediated phosphorylation of the retinoblastoma tumor suppressor protein (RB1). Phosphorylated RB1 (pRB1) enables progression through the G1- S cell cycle checkpoint. Activation of the cyclin D–CDK4-pRB1 axis is a central feature of HR+ breast cancer biology and is directly regulated by estrogen receptor signaling. Inhibition of CDK4 maintains RB1 in an active state, preventing cell cycle progression and suppressing tumor proliferation. In combination with endocrine therapy, which reduces upstream estrogen-driven signaling, this approach has shown significant clinical benefit and has become a foundational component of treatment.

CDK4 and CDK6 share a high degree of structural homology, including similarity in their ATP-binding domains, which has historically made it difficult to achieve selective inhibition of CDK4 with small molecule inhibitors. As a result, available therapies target both kinases. While CDK4 inhibition is central to anti-tumor activity in HR+/HER2- breast cancer, CDK6 plays a more prominent role in normal hematopoietic cell function, and its inhibition is associated with hematologic toxicities, including neutropenia, which is the most common Grade 3 or higher adverse event or laboratory abnormality observed with each of the three approved agents. These toxicities frequently require intermittent dosing, dose interruption or dose reduction.

Despite the clinical benefit observed with CDK4/6 inhibitors, most patients treated in the metastatic setting ultimately experience disease progression. A well-characterized mechanism of resistance involves activation of cyclin E and CDK2, which provides an alternative pathway for phosphorylation of RB1 and enables tumor cells to bypass CDK4 inhibition. CCNE1 amplification and other mechanisms leading to CDK2 activation have been observed across multiple tumor types and are associated with reduced sensitivity to CDK4/6 inhibition. Following progression, available therapies are largely biomarker-defined and do not directly address persistent dependence on cell cycle signaling in many patients.

These observations have led to the development of next-generation approaches to cell cycle inhibition. Selective CDK4 inhibitors are being developed with the goal of maintaining the anti-tumor effects associated with CDK4 inhibition while reducing CDK6-related toxicity. In parallel, selective CDK2 inhibitors are being developed to address resistance mediated by activation of the cyclin E–CDK2 pathway. We believe these approaches have the potential to address limitations observed with approved therapies.

AVZO-021 – A Selective CDK2 Inhibitor

AVZO-021 is a potent, orally administered, once-daily selective CDK2 inhibitor that we are developing for patients with HR+/HER2– metastatic breast cancer. AVZO-021 was in-licensed from Allorion in January 2024, and we hold exclusive worldwide development and commercialization rights outside of Greater China, which includes the People’s Republic of China, Hong Kong, Macau and Taiwan. AVZO-021 has completed enrollment in Phase 1 study as monotherapy and in combination with fulvestrant and is now being evaluated in combination with AVZO-023 and fulvestrant. An unmet need remains for combination regimens capable of achieving clinically meaningful exposure and target inhibition of both CDK2 and CDK4 while maintaining an acceptable tolerability profile.

Publicly reported clinical data from Pfizer’s CDK2 inhibitor, tegtociclib, demonstrated clinical activity in HR+/HER2– metastatic breast cancer, with an ORR of 19% (3/16) in metastatic breast cancer patients and a median PFS of 3.5 months in patients across all tumor types in a Phase 1 dose-escalation study. Tegtociclib is administered twice daily, has a reported half-life of approximately 2–3 hours, and was associated with frequent gastrointestinal toxicities, including nausea (77% all grade), diarrhea (49% all grade), and vomiting (49% all grade), as well as hematologic toxicities including anemia (46% all grade), neutropenia (29% all grade), and leukopenia and thrombocytopenia (20% all grade each). In contrast, AVZO-021 was designed as a once-daily selective CDK2 inhibitor with a reported half-life of approximately 14 hours to achieve sustained target inhibition while supporting combination development with CDK4 inhibition. In our Phase 1 study, AVZO-021 monotherapy at doses of 150 mg once daily or higher demonstrated an ORR of 15% among 26 efficacy-evaluable HR+/HER2- metastatic breast cancer patients. Across 33 HR+/HER2– metastatic breast cancer patients with a median of four prior therapies, median PFS was 5.3 months. Most TEAEs were Grade 1 or 2, with the most common being nausea (52%), anemia (39%), vomiting (34%), and diarrhea (20%).

Mechanism of Action

AVZO-021 is a small molecule inhibitor designed to potently inhibit the CDK2/Cyclin E complex with high selectivity over CDK1 and other CDK family members. CDK2/ Cyclin E mediated signaling is a key mechanism of resistance to CDK4/6 inhibition in HR+/HER2- breast cancer. Achieving selective inhibition has historically been challenging due to the high degree of structural homology between CDK2 and CDK1. Off-target CDK1 inhibition affects normal proliferating tissues and has been associated with dose-limiting gastrointestinal toxicities observed with less selective CDK2 inhibitors. We believe AVZO-021’s selectivity for CDK2 over CDK1 may address a key resistance pathway while improving tolerability relative to less selective approaches, potentially enabling more sustained target inhibition, safer combination with endocrine therapy and selective CDK4 inhibitors, and improved therapeutic efficacy.

We have screened AVZO-021 against approximately 400 kinases (KINOMEscan by Eurofins DiscoverX) in which AVZO-021 displayed selectivity not only within the CDK family, but across the kinome generally. At a single concentration (1 µM), AVZO-021 inhibited fewer than 2.2% of the tested kinases by more than 90% inhibition.

The activity of AVZO-021 against various CDK family members was also evaluated using enzymatic and NanoBRET assays. Overall, AVZO-021 showed a strong selectivity profile, as reflected by the IC50 values below, compared with PF-07104091. IC50 represents the concentration required to inhibit 50% of target activity, with lower values indicating greater potency. These data support the belief that AVZO-021 is a potentially differentiated selective CDK2 inhibitor with high selectivity over other CDK family members, particularly CDK1.

	ENZYMATIC ACTIVITY IC50(nM)
COMPOUND	CDK2	CDK1	CDK4	CDK6	CDK7	CDK9
AVZO-021	1.4	942	477	1,237	2,834	7,440
PF-07104091	5.0	1,139	3,077	3,689	>10,000	>10,000

Enzymatic assays were conducted using the Caliper assay (ATP concentration, 1 mM). CDK1, CDK2, CDK4, CDK6, CDK7, and CDK9 were in complex with cyclin B1, cyclin E1, cyclin D1, cyclin D3, cyclin H/MAT1, and cyclin T1, respectively.

	NanoBRET Activity IC50 (nM)
COMPOUND	CDK2		CDK1	CDK4	CDK6	CDK7	CDK9
AVZO-021	0.2	*	107	789	412	5,073	>10,000
PF-07104091	2.0		129	7,274	>10,000	8,181	>10,000

HEK-293T cells were transfected with canonical CDK/cyclin pairs as in the enzyme assay and treated with compound and a tracer for 1 hour before measurements were taken.

* Below low limit of quantification (<0.5 nM).

Phase 1 Trial

In September 2023, the first patient was dosed in the Phase 1 portion of the Phase 1/2 study of AVZO-021. The study includes two parts:

∎	Part 1a monotherapy dose escalation and backfill (enrollment completed, n=51); and

∎	Part 1b combinations with fulvestrant in patients with HR+/HER2- metastatic breast cancer (enrollment completed, n=13).

Figure 1 – AVZO-021 Phase 1 Study Design (AVZO-021-101) is presented below.

DESIGN

- Single patient accelerated titration (20, 40, 60 mg QD) followed by BOIN
- QD administration in 28-day cycles

OBJECTIVES

- Evaluate safety/tolerability and determine RP2D/MTD

Part 1a: Monotherapy Dose Escalation / Backfill
(N=51*)

250 mg QD
N=1

220 mg QD
N=3

180 mg QD
N=7

150 mg QD
N=9

120 mg QD
N=3

90 mg QD
N=4

Part 1b: Combination in HR+/HER2- mBC
(N=13)

200 mg QD AVZO-021 + fulvestrant (N=7)

150 mg QD AVZO-021 + fulvestrant (N=6)

* Includes accelerated titration 20, 40 and 60 mg QD (n=4) and additional backfill patients treated at 100 mg QD (n=10) and 200 mg QD (n=10). BC: breast cancer; BOIN: Bayesian Optimal Interval; MTD: maximum tolerated dose; QD: once daily; RP2D: recommended Phase 2 dose

AVZO-021 was administered in continuous 28-day cycles across multiple dose levels, as set forth in the table below. AVZO-021 was generally administered under defined fasting conditions, except in the Part 1a food-effect sub study conducted in the 100 mg QD backfill cohort. In that sub study, patients received the first dose either with a high-fat, high-calorie meal or under fasting conditions and then crossed over to the alternate condition for the second dose to evaluate the effect of food on the pharmacokinetics of AVZO-021.

PART	COMBINATION AGENT	AVZO-021 DOSE	PATIENTS (n)
Part 1a Completed Enrollment	Monotherapy	20 mg QD	1
		40 mg QD	2
		60 mg QD	1
		90 mg QD	4
		100 mg QD	10
		120 mg QD	3
		150 mg QD	9
		180 mg QD	7
		200 mg QD	10
		220 mg QD	3
		250 mg QD	1
Part 1b Completed Enrollment	Fulvestrant	150 mg QD	6
		200 mg QD	7

Patients were also enrolled in combination cohorts of AVZO-021 with fulvestrant (n=13) in Part 1b.

The primary objective of the Phase 1 portion of the Phase 1/2 study is to determine the maximum tolerated dose (“MTD”), and a recommended Phase 2 dose (“RP2D”) of AVZO-021. The safety endpoints of the Phase 1 portion include evaluating DLTs and adverse events. The secondary objectives of the Phase 1 portion include assessing preliminary antitumor activity using RECIST v1.1.

The study employs accelerated titration followed by a Bayesian Optimal Interval (“BOIN”) design with response evaluation by RECIST v1.1. Key inclusion criteria include: adults with histologically or cytologically confirmed locally advanced or metastatic solid tumors; Eastern Cooperative Oncology Group (“ECOG”) performance status of 0–1 (able to conduct full (0) or light (1) daily activities); no more than two prior cytotoxic chemotherapy regimens in the advanced or metastatic setting; and measurable disease per RECIST v1.1. For the fulvestrant combination cohort, patients were required to have HR+/HER2- metastatic breast cancer previously treated with at least one CDK4/6 inhibitor and endocrine therapy. Key exclusion criteria include: prior treatment with a CDK2 inhibitor; recent investigational or anticancer therapy (within two weeks or five half-lives); major surgery within four weeks; active CNS metastases; recent radiation therapy (within seven days, or within four weeks for whole brain radiotherapy); and active uncontrolled infections, including untreated hepatitis B, hepatitis C, or HIV.

Tumor measurements were assessed according to RECIST v1.1 using CT or MRI at baseline, every eight weeks for the first six cycles, and every 12 weeks thereafter. If an initial response was observed, confirmation required a subsequent CT or MRI scan, generally four weeks later.

Phase 1 Clinical Data

In June 2026, we reported updated safety, tolerability and efficacy data from AVZO-021 in patients with HR+/HER2- metastatic breast cancer. Based on the observed clinical activity and tolerability data, we initiated investigation of AVZO-021 in combination with AVZO-023, our selective CDK4 inhibitor, and endocrine therapy in patients with HR+/HER2- metastatic breast cancer.

As of the March 30, 2026 data cut-off date, 51 patients with advanced solid tumors were treated with AVZO-021 monotherapy, and 13 patients with HR+/HER2- metastatic breast cancer were treated with AVZO-021 in combination with fulvestrant. Median age was 63.0 years (range 33 to 83), 95% of patients were female, and 53% had a baseline ECOG performance status of 1. The majority of patients (78%) had breast cancer; other tumor types included ovarian/fallopian tube (9%), endometrial/uterine (5%), and other solid tumors (8%), including colorectal, esophageal, stomach, head and neck, and adrenal cortical cancers. Patients were heavily pretreated, with a median of three prior lines of systemic therapy in the metastatic setting (range 0 to 11). Among efficacy-evaluable patients with HR+/HER2- metastatic breast cancer, 100% had received prior CDK4/6 inhibitor and hormonal therapy in both the monotherapy (n=20) and fulvestrant combination (n=13) cohorts, with 25% and 23% having received more than one prior CDK4/6 inhibitor, respectively.

The safety analysis and efficacy-evaluable populations are defined below for the monotherapy and fulvestrant combination cohorts:

Safety Analysis Population (n=64):

∎	Monotherapy: Patients with advanced solid tumors who received at least one dose of AVZO-021 at 20 to 250 mg QD (n=51); and

∎	Fulvestrant combination: Patients with HR+/HER2- metastatic breast cancer who received at least one dose of AVZO-021 at 150 mg QD or 200 mg QD in combination with fulvestrant (n=13).

Efficacy-Evaluable Population (n=39):

∎

Monotherapy: Patients treated at ≥150 mg QD with HR+/HER2- metastatic breast cancer (n=20) or CCNE1-amplified solid tumors (n=6), with measurable disease at baseline and at least one evaluable post-baseline scan; and

∎	Fulvestrant combination: Patients treated at ≥150 mg QD with HR+/HER2- metastatic breast cancer (n=13), with measurable disease at baseline and at least one evaluable post-baseline scan.

Safety Results

As of the March 30, 2026 data cut-off date, with median follow-up time of 5.9 months (0.03+, 16.49+), AVZO-021 was generally well tolerated. Most patients who reported TEAEs had events of maximum Grade 1 or 2 severity. The following table shows the most common TEAEs (related and unrelated to treatment) occurring in ≥10% of patients by maximum grade in the total of 64 treated patients in the monotherapy and fulvestrant combination cohorts. The most commonly reported TEAEs were nausea (52%), fatigue (48%), anemia (39%), vomiting (34%) and diarrhea (20%). Of the 12 patients with on-treatment Grade 3 anemia, 10 had Grade 1 to 3 anemia present at baseline.

	GRADE 1 n (%)		GRADE 2 n (%)		GRADE 3 n (%)		GRADE 4 n (%)		ALL GRADE n (%)
Any TEAE, n (%)	6	(9)	28	(44)	20	(31)	6	(9)	60	(94)
Nausea	23	(36)	9	(14)	1	(2)	0		33	(52)
Fatigue	21	(33)	10	(16)	0		0		31	(48)
Anemia	4	(6)	9	(14)	12	(19)	0		25	(39)
Vomiting	15	(23)	5	(8)	2	(3)	0		22	(34)
Diarrhea	10	(16)	2	(3)	1	(2)	0		13	(20)
Alopecia	12	(19)	0		0		0		12	(19)
Neutrophil count decreased	2	(3)	4	(6)	3	(5)	2	(3)	11	(17)
Edema peripheral	8	(13)	1	(2)	1	(2)	0		10	(16)
Platelet count decreased	6	(9)	1	(2)	2	(3)	1	(2)	10	(16)
Arthralgia	7	(11)	2	(3)	0		0		9	(14)
Constipation	7	(11)	2	(3)	0		0		9	(14)
Cough	7	(11)	2	(3)	0		0		9	(14)
Hypokalemia	2	(3)	5	(8)	2	(3)	0		9	(14)
Dizziness	7	(11)	1	(2)	0		0		8	(13)
Gastroesophageal reflux disease	3	(5)	4	(6)	0		0		7	(11)
Headache	7	(11)	0		0		0		7	(11)

There were two DLT events: Grade 3 syncope (n=1 at 250 mg QD) in the monotherapy cohort, and Grade 4 platelet count decrease (n=1 at 200 mg QD) in the fulvestrant combination cohort. Both of these events led to drug interruptions. No patient reported a Grade 5 TEAE.

Overall, two patients (3%) discontinued treatment due to TEAEs, and 14 patients (22%) required dose reductions due to TEAEs. The majority of dose reductions occurred at higher dose levels (≥ 180 mg QD). The Grade 4 TEAEs leading to treatment discontinuation were: one patient at 200 mg QD with cholestatic jaundice (not related) and one patient at 200 mg QD with neutropenia (related). Additional Grade 4 events not reported in the table above included hypovolemic shock (n=1 at 120 mg QD, not related).

Pharmacokinetics

AVZO-021 demonstrated plasma exposures that increased in an approximately dose-proportional manner across dose cohorts ranging from 20 mg to 220 mg QD, with a mean half-life of approximately 14 hours. Continuous CDK2 target coverage, as measured by free drug concentration relative to the IC90, was achieved at doses greater than or equal to 90 mg QD. In the fulvestrant combination cohort, comparable exposures of AVZO-021 were observed between monotherapy and combination treatment at 150 mg and 200 mg QD, indicating no clinically meaningful drug-drug interaction with fulvestrant. No food effect was observed in a pilot food-effect sub study conducted in 10 patients in the 100 mg QD backfill cohort. The pharmacokinetic profile of AVZO-021 across dose cohorts is shown in Figure 2.

Figure 2 – AVZO-021 pharmacokinetic profile.

Free AVZO-021 Concentration (nM)
1000
100
10
Time (h)
0
4
8
12
16
20
24
Legend
20 mg
40 mg
60 mg
90 mg
120 mg
150 mg
180 mg
200 mg
220 mg
150 mg + fulvestrant
200 mg + fulvestrant
IC90

Pharmacodynamics

Genomic alterations in circulating tumor DNA (“ctDNA”) were analyzed using the 74-gene Guardant360 assay with plasma samples collected at Cycle 1 Day 1 and Cycle 3 Day 1. Mean variant allele frequency (“VAF”) of somatic single-nucleotide variants, indels, amplifications, and fusions was determined for each patient. Significant decreases in ctDNA mean VAF at Cycle 3 Day 1 compared to Cycle 1 Day 1 were observed at doses greater than or equal to 90 mg QD in monotherapy and at 150 mg and 200 mg QD in combination with fulvestrant. The ctDNA VAF changes are shown in Figure 3.

Figure 3 – AVZO-021 ctDNA level % change at C3D1.

Efficacy Results

The clinical efficacy data summarized below pertains to the efficacy-evaluable population, which includes patients treated at ≥150 mg QD with HR+/HER2- metastatic breast cancer or CCNE1-amplified solid tumors who had at least one evaluable post-baseline scan. Efficacy and disposition data were as of the May 7, 2026 data cut-off date.

With a median follow-up time of 8.4 months (range: 0.03 to 16.6+ months), across all monotherapy dose levels, the median progression-free survival for all HR+/HER2- metastatic breast cancer patients (n=33), with a median of 4.0 (min, max: 1, 9) prior lines of therapy, was 5.3 months (95% CI: 1.9, 7.2). Among HR+/HER2- metastatic breast cancer efficacy-evaluable patients treated with ≥150 mg QD monotherapy (n=20), the disease control rate was 85% (95% CI: 62.1, 96.8). Disease control rate is defined as the proportion of patients with a confirmed best overall response of complete response, partial response, or stable disease. Of 26 efficacy-evaluable patients treated with AVZO-021 monotherapy, four patients had a response at the time of the data cut-off, including three patients with confirmed responses and one patient with an unconfirmed response who remained on treatment awaiting a confirmatory scan. Multiple patients showed improved tumor shrinkage over time on treatment, and all patients who achieved a response remained on treatment as of the data cut-off date, with duration on treatment ranging from 24.3 to 78.1 weeks.

In addition to the responders among the 26 efficacy-evaluable patients, one additional patient with HR+/HER2- mBC achieved an uPR at the 100 mg QD monotherapy dose and remains on treatment awaiting a confirmatory scan (this patient is not shown on waterfall plot due to dose less than 150 mg QD).

Of 13 efficacy-evaluable patients with HR+/HER2- metastatic breast cancer treated with AVZO-021 in combination with fulvestrant, two patients had confirmed responses at the data cut-off date.

The best change in tumor size from baseline and change in tumor burden over time for the monotherapy and fulvestrant combination efficacy-evaluable populations are shown in Figures 4a and 4b, respectively.

Figure 4a – AVZO-021 waterfall plot of best percent change from baseline in HR+/HER2- mBC and in CCNE1-amplified solid tumors.

AVZO-021 Monotherapy ≥ 150 mg QD (N=26)
AVZO-021 + Fulvestrant (N=13)
Best (%) Change from baseline
100
40
20
0
-20
-40
-60
-80
-100
BC
TNBC
OC
UC
FT
PR
uPR
#
ESR1
PIK3CA
Y
Dose (mg QD)
150
180
200
220
250
Best improvement on subsequent scans after initial scan

# Treatment ongoing

BC: HR+/HER2- breast cancer; FT: CCNE1-amplified fallopian tube cancer; OC: CCNE1-amplified ovarian cancer; PR: partial response; QD: once daily; TNBC: CCNE1-amplified triple negative breast cancer; UC: CCNE1-amplified uterine cancer; uPR: unconfirmed partial response

Figure 4b – AVZO-021 spider plot of tumor size change from baseline over time.

AVZO-021 Monotherapy ≥ 150 mg QD (N=26)

150
180
200
220
250
Dose (mg QD)
Treatment Ongoing
Sum of Target Lesions Change from Baseline (%)
120
100
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12
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Duration of Treatment

Of the 43 patients in the safety population treated at ≥150 mg QD (monotherapy and in combination with fulvestrant), all patients with responses (five confirmed partial responses and one unconfirmed partial response awaiting confirmatory scan) remained on treatment as of the May 7, 2026 data cut-off, with three patients on treatment for at least 48 weeks. Among the 34 HR+/HER2- metastatic breast cancer patients treated at ≥150 mg QD, nine patients remained on treatment and 20 patients were on treatment for at least 24 weeks. Among the seven CCNE1-amplified solid tumor patients treated at ≥150 mg QD, one patient remained on treatment and three patients were on treatment for at least 24 weeks. The duration of treatment for the safety population treated at ≥150 mg QD is shown in Figure 5 below and is supportive of the overall tolerability of AVZO-021.

Figure 5 – AVZO-021 duration of treatment in safety population treated at ≥150 mg QD.

AVZO-021 Monotherapy ≥ 150 mg QD (N=30)
OC*
BC*
BC*
BC*
BC*
BC*
BC*
BC*
BC*
UC*
FT*
BC*
BC*
BC*
BC*
BC*
BC*
OC*
BC*
BC*
BC*
EN
TNBC*
BC*
OC*
BC
BC*
ACC
BC*
OC
AVZO-021 + Fulvestrant (N=13)
BC*
BC*
BC*
BC*
BC*
BC*
BC*
BC*
BC*
BC*
BC*
BC*
BC*
0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 42 44 46 48 50 52 54 56 58 60 62 64 66 68 70 72 74 76 78 80
Weeks on Treatment
Dose (mg QD)
150
180
200
220
250
Partial Response
Stable Disease
Progressive Disease
Not Evaluable
On Treatment

*	Efficacy evaluable. Note: n=21 patients treated with <150 mg QD monotherapy not shown.

ACC: adrenal cortical carcinoma; BC: HR+/HER2- breast cancer; EN: endometrial cancer; FT: CCNE1-amplified fallopian tube cancer; OC: CCNE1-amplified ovarian cancer; TNBC: CCNE1-amplified triple negative breast cancer; UC: CCNE1-amplified uterine cancer

AVZO-021 Clinical Development Plan and Combination Strategy

The Phase 1 study of AVZO-021 as monotherapy and in combination with fulvestrant has completed enrollment. Based on the encouraging clinical activity, tolerability, and pharmacokinetic profile observed in the Phase 1 study, we have advanced AVZO-021 into evaluation in combination with AVZO-023, our selective CDK4 inhibitor, and endocrine therapy (“triplet”) in the Phase 1 portion of the ongoing ORION-1 Phase 1/2 clinical study.

ORION-1 is a first-in-human, open-label, multi-center Phase 1/2 study designed to assess the safety, tolerability, and preliminary clinical activity of AVZO-023 in combination with endocrine therapy, as well as the triplet combination of AVZO-023, AVZO-021, and endocrine therapy. The study was initiated in the United States in June 2025 and is being conducted at multiple clinical sites in the United States. Additional countries may be added to the study. The study is currently evaluating two different combinations in dose escalation:

∎

Doublet (AVZO-023 + fulvestrant): Dose escalation and backfill in patients with HR+/HER2- metastatic breast cancer, evaluating AVZO-023 in combination with fulvestrant. Patients are permitted up to two prior lines of cytotoxic chemotherapy in the advanced or metastatic setting.

∎

Triplet (AVZO-023 + AVZO-021 + fulvestrant): Dose escalation in patients with HR+/HER2– metastatic breast cancer, evaluating the combination of AVZO-023 and AVZO-021 with fulvestrant. The first patient was dosed in the triplet combination in May 2026. Patients are permitted up to one prior line of cytotoxic chemotherapy in the advanced or metastatic setting.

Key Preclinical Data for AVZO-021

AVZO-021 showed dose-dependent tumor growth inhibition in multiple CCNE1-amplified xenograft models

In nude mice xenografted with OVCAR3, a CCNE1-amplified human ovarian cancer cell line, we observed statistically significant dose-dependent tumor growth inhibition (“TGI”). These data are shown in Figure 6.

AVZO-021 was well tolerated at all efficacious doses with no significant body weight changes. These data are preclinical. Preclinical results may not be predictive of clinical outcomes.

Figure 6 – AVZO-021 exhibited antitumor activity in OVCAR3 xenograft model.

AVZO-021 showed enhanced antitumor activity of CDK4/6 inhibitors and re-sensitized CDK4/6 inhibitor-resistant breast cancer models

In the naïve T47D xenograft model, a CCNE1 wild-type, ER+/HER2– breast cancer cell line, single-agent AVZO-021 modestly inhibited tumor growth, while the combination with palbociclib demonstrated significantly enhanced antitumor activity. These data are shown in Figure 7. These data are preclinical. Preclinical results may not be predictive of clinical outcomes.

Figure 7 – AVZO-021 enhanced antitumor activity in combination with CDK4/6 inhibitors in the T47D xenograpt model.

In ST4316B, a CDK4/6 inhibitor-resistant patient-derived (“PDX”) model derived from a patient who progressed on first-line palbociclib plus fulvestrant and second-line abemaciclib plus fulvestrant, AVZO-021 in combination with ribociclib demonstrated enhanced antitumor activity compared to ribociclib alone. These findings support the rationale for combining AVZO-021 with CDK4/6 inhibitors in patients with HR+/HER2- breast cancer who have progressed on prior CDK4/6 inhibitor therapy. These data are shown in Figure 8. These data are preclinical. Preclinical results may not be predictive of clinical outcomes.

Figure 8 – AVZO-021 re-sensitization in a CDK4/6 inhibitor-resistant ST4316B PDX model.

ST4316B
Tumor volume (mm³)
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AVZO-021, 10 mpk, BID
+Ribociclib, 75 mpk, QD

AVZO-021 combined with AVZO-023 showed tumor regression in ER+/HER2- breast cancer models, including a CDK4/6 inhibitor-resistant model

The combination of AVZO-021 and AVZO-023, our selective CDK4 inhibitor, was evaluated in two ER-positive breast cancer xenograft models. In the T47D cell line-derived (“CDX”) model, single-agent AVZO-021 and single-agent AVZO-023 each produced antitumor activity, but the combination of AVZO-021 and AVZO-023 produced superior antitumor activity, achieving tumor regression in combination.

In the ST941/PBR PDX model, derived from a palbociclib-resistant ER-positive breast cancer patient, the combination of AVZO-021 and AVZO-023 produced superior antitumor activity compared with either agent alone; tumor regrowth in the combination arm was also significantly delayed after treatment cessation compared to vehicle or either single-agent arm. Both agents were well tolerated as single agents and in combination. These results are shown in Figure 9. These data are preclinical. Preclinical results may not be predictive of clinical outcomes. Data from the ST941/PBR xenograft model have not been published or peer reviewed.

Figure 9 – AVZO-021 combined with AVZO-023 in ER+/HER2– breast cancer models.

AVZO-023 – A Selective CDK4 Inhibitor

AVZO-023 is a potent, orally administered, twice-daily selective CDK4 inhibitor that we are developing for the treatment of patients with HR+/HER2– metastatic breast cancer. AVZO-023 was in-licensed from Allorion in May 2025 following exercise of an exclusive option, and we hold exclusive worldwide development and commercialization rights outside of Greater China. AVZO-023 is being evaluated in the Phase 1 portion of the Phase 1/2 ORION-1 study in combination with fulvestrant, with or without AVZO-021, in patients with HR+/HER2– metastatic breast cancer.

Mechanism of Action

AVZO-023 is a small molecule inhibitor of CDK4 designed to potently inhibit the CDK4/Cyclin D1 complex with high selectivity over CDK6 and other CDK family members. CDK4/ Cyclin D mediated signaling is a central driver of tumor cell proliferation in HR+/HER2- breast cancer. While approved CDK4/6 inhibitors target both CDK4 and CDK6, CDK4 inhibition is the primary driver of anti-tumor activity in HR+/HER2- breast cancer and CDK6 plays a more prominent role in normal hematopoietic cell function, and its inhibition is associated with dose-limiting hematologic toxicities, particularly neutropenia. We believe AVZO-023’s selectivity for CDK4 over CDK6 may enhance antitumor activity while improving tolerability relative to approved CDK4/6 inhibitors, potentially enabling higher CDK4 target coverage, safer combination with other targeted agents including selective CDK2 inhibitors, and improved therapeutic efficacy.

In the kinome selectivity scan (KINOMEscan by Eurofins DiscoverX), AVZO-023 displayed excellent selectivity both within the CDK family and across the approximately 400 kinases tested, inhibiting fewer than 1.7% of the kinome by more than 90% inhibition at a screening concentration of 1 µM.

The activity of AVZO-023 against various CDK isoforms was also evaluated using enzymatic and NanoBRET assays. Overall, AVZO-023 showed a strong selectivity profile, as reflected by the IC50 values below, compared with atirmociclib. IC50 represents the concentration required to inhibit 50% of target activity, with lower values indicating greater potency. These data support the belief that AVZO-023 is a potentially differentiated selective CDK4 inhibitor with high selectivity over CDK6.

	ENZYMATIC ACTIVITY IC50 (nM)
COMPOUND	CDK4	CDK1	CDK2	CDK6	CDK7	CDK9	GSK3B
AVZO-023	0.7	248	127	40	1,087	89	8,242
Atirmociclib	5.3	755	414	154	1,431	164	10,000

Enzymatic assays were conducted using the Caliper assay (ATP concentration, Km of each enzyme). CDK1, CDK2, CDK4, CDK6, CDK7, and CDK9 were in complex with cyclin B1, cyclin E1, cyclin D1, cyclin D3, cyclin H/MAT1, and cyclin T1, respectively.

	NanoBRET ACTIVITY IC50 (nM)
COMPOUND	CDK4	CDK1	CDK2	CDK6	CDK7	CDK9
AVZO-023	0.07	442	1,310	70	>10,000	6,740
Atirmociclib	3.83	6,014	5,290	527	>10,000	>10,000

HEK-293T cells were transfected with canonical CDK/cyclin pairs as in the enzyme assay and treated with compound and a tracer for 1 hour before measurements were taken.

Phase 1 Trial

In June 2025, we initiated the Phase 1 portion of the Phase 1/2 ORION-1 study of AVZO-023. The study includes two parts:

∎	Part 1a monotherapy, or in combination with fulvestrant (doublet) in patients with HR+/HER2- metastatic breast cancer dose escalation and backfill (ongoing, n=13); and

∎	Part 1b combination with AVZO-021 and fulvestrant (triplet) in patients with HR+/HER2- metastatic breast cancer (ongoing).

Figure 10 – AVZO-023 ORION-1 Phase 1 Study Design.

In the future we may also enroll additional parts of the study to explore additional combinations evaluating alternative endocrine therapies (i.e., letrozole or SERDs) in doublet and triplet combinations to enable development in earlier lines of therapy.

AVZO-023 was administered in continuous 28-day cycles across multiple dose levels, as set forth in the table below.

PART	REGIMEN	AVZO-023 DOSE	AVZO-021 DOSE	PATIENTS (n)
Part 1a Ongoing	Monotherapy	25 mg BID	Not applicable	1
	Monotherapy	50 mg BID		1
	Doublet	75 mg BID		3
	Doublet	100 mg BID		7
	Doublet	150 mg BID		1 (enrolling	)
Part 1b Ongoing	Triplet	50 mg BID	100 mg QD	Enrolling

Patients enrolled in Part 1a at 25 and 50 mg BID were patients with colorectal cancer (“CRC”) who received AVZO-023 monotherapy. All other patients enrolled in the study have HR+/HER2- metastatic breast cancer and received AVZO-023 with fulvestrant in Part 1a and with fulvestrant and AVZO-021 in Part 1b.

Based on the pharmacokinetic, pharmacodynamic, preliminary efficacy, and safety data generated to date, we believe that AVZO-023 administered at 100 mg BID may represent an appropriate dose for further development, although evaluation of the 150 mg BID dose level is ongoing.

The primary objective of the Phase 1 portion of the Phase 1/2 study is to determine the MTD and a RP2D of AVZO-023, with and without AVZO-021. The safety endpoints of the Phase 1 portion include evaluating DLTs and adverse events. The secondary objectives of the Phase 1 portion include assessing preliminary antitumor activity using RECIST v1.1.

The study employs accelerated titration followed by a BOIN design with response evaluation by RECIST v1.1. Key inclusion criteria include: adults with HR+/HER2- metastatic breast cancer; ECOG performance status of 0–1; prior treatment with up to 2 prior CDK4/6 inhibitors and endocrine therapy; and measurable disease per RECIST v1.1. For the doublet cohort, patients may have received up to two prior lines of cytotoxic chemotherapy in the advanced or metastatic setting, and for the triplet cohort, patients may have received up to one prior line of cytotoxic chemotherapy in the advanced or metastatic setting. Key exclusion criteria include: prior treatment with a selective CDK2, CDK4, CDK2/4, or CDK2/4/6 inhibitor; active CNS metastases; and recent radiation therapy (within seven days, or within four weeks for whole brain radiotherapy).

Tumor measurements are assessed according to RECIST v1.1 using CT or MRI at baseline, every eight weeks for the first 13 cycles, and every 12 weeks thereafter. If an initial response is observed, confirmation requires a subsequent CT or MRI scan, generally four weeks later.

Phase 1 Initial Clinical Data

In late 2026, we plan to present preliminary updated data from the doublet combination from the ongoing Phase 1 portion of the ORION-1 study. Based on the early clinical observations, we are advancing AVZO-023 in development in combination with AVZO-021, our selective CDK2 inhibitor, and endocrine therapy.

As of the April 28, 2026 data cut-off date, 13 patients were treated with AVZO-023 with or without fulvestrant across five dose cohorts ranging from 25 mg BID to 150 mg BID. Two patients with CRC received AVZO-023 monotherapy, and 11 patients with HR+/HER2- metastatic breast cancer received AVZO-023 with fulvestrant. Median age was 60 years (range 47 to 77), 100% of patients were female, and 62% had a baseline ECOG performance status of 1. Patients were heavily pretreated, with a median of three prior lines of systemic therapy in the metastatic setting (range 1 to 5). Among patients with HR+/HER2- metastatic breast cancer, 91% (10 of 11 patients) had received prior CDK4/6 inhibitor and hormonal therapy, with 27% (3 of 11 patients) having received more than one prior CDK4/6 inhibitor, respectively.

The safety analysis and efficacy-evaluable populations are defined below:

∎	Safety Analysis Population (n=13): Patients who received at least one dose of AVZO-023; and

∎	Efficacy-Evaluable Population (n=6): Patients with HR+/HER2- metastatic breast cancer, baseline measurable disease with at least one evaluable post-baseline scan.

Safety Results

As of the April 28, 2026 data cut-off date, AVZO-023 was generally well tolerated. The majority of TEAEs were Grade 1 or Grade 2. The following table shows the most common TEAEs (related and unrelated to treatment) occurring in ≥10% of patients by maximum grade in the total of 13 treated patients.

	GRADE 1 n (%)	GRADE 2 n (%)	GRADE 3 n (%)	GRADE 4 n (%)	ALL GRADE n (%)
Any TEAE, n (%)	2(15)	8(62)	1(8)	1(8)	12	(92)
Neutrophil count decreased	0	4(31)	0	1(8)	5	(38)
Anemia	2(15)	1(8)	0	0	3	(23)
Nausea	2(15)	1(8)	0	0	3	(23)
Blood creatinine increased	2(15)	0	0	0	2	(15)
Decreased appetite	2(15)	0	0	0	2	(15)
Dysgeusia	2(15)	0	0	0	2	(15)
Vomiting	2(15)	0	0	0	2	(15)

Of the 5 patients who experienced on treatment neutrophil count decreased, 2 had Grade 1 to Grade 3 neutropenia at baseline. There was one DLT observed at 100 mg BID: Grade 3 neutrophil count decreased in a patient who began the study with Grade 1 neutrophil count decreased with a baseline level of 1.91 103/µL. The on-treatment DLT led to dose interruption for more than 7 days and Grade 4 recurrence upon rechallenge at the same dose led to dose reduction. No additional dose reductions were reported. The patient had bone only disease at baseline and experienced progression of disease and discontinued treatment. No patient reported a Grade 5 TEAE. There were no TEAEs leading to treatment discontinuation.

Pharmacokinetics

AVZO-023 showed plasma exposures that increased in an approximately dose-proportional manner across dose cohorts ranging from 25 mg to 100 mg BID, with a mean half-life of approximately 11 hours. Continuous CDK4 target coverage, as measured by free drug concentration relative to the IC90, was achieved at 100 mg BID. Based on preliminary pharmacokinetic and tolerability findings, we are evaluating whether to pursue a once-daily schedule within the ongoing ORION-1 study. The pharmacokinetic profiles of AVZO-023 across dose cohorts are shown in Figure 11.

Figure 11 – AVZO-023 pharmacokinetic profile.

Pharmacodynamics

Reductions in thymidine kinase 1 (“TK1”), a pharmacodynamic biomarker of CDK4 inhibition, were analyzed with plasma samples collected at Cycle 1 Day 1 and Cycle 1 Day 15. We observed significant decreases in TK1 at Cycle 1 Day 15 compared to Cycle 1 Day 1, particularly at 100 mg BID. These pharmacodynamic data are shown in Figure 12.

Figure 12 – AVZO-023 % TK1 change at C1D15.

Initial Efficacy Results

The efficacy-evaluable population included patients with HR+/HER2- metastatic breast cancer who had baseline measurable disease and at least one evaluable post-baseline scan. Efficacy and disposition data were as of May 14, 2026 data cut-off date.

Of six efficacy-evaluable patients treated with AVZO-023 and fulvestrant at 100 mg BID, five patients continued on treatment with tumor reductions, including one patient with an unconfirmed response awaiting a confirmatory scan.

The best change in tumor size from baseline and change in tumor burden over time for the efficacy-evaluable population (n=6) are shown in Figures 13a and 13b, respectively.

Figure 13a – AVZO-023 waterfall plot of best percent change from baseline in HR+/HER2- mBC.

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Best improvement on subsequent scans after initial scan

# Treatment ongoing. uPR: unconfirmed partial response

Figure 13b – AVZO-023 spider plot of tumor size change from baseline over time.

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AVZO-023 Clinical Development Plan and Combination Strategy

The Phase 1 dose-escalation study of AVZO-023 is ongoing in combination with fulvestrant, with or without AVZO-021, in patients with HR+/HER2– metastatic breast cancer. In parallel, Allorion is conducting a Phase 1/2 clinical study of AVZO-023 in China. Based on emerging safety, pharmacokinetic, pharmacodynamic, and preliminary antitumor activity data, we are advancing AVZO-023 as the backbone of our next-generation cell cycle inhibition strategy in HR+/HER2- metastatic breast cancer.

ORION-1 is a first-in-human, open-label, multi-center Phase 1/2 study designed to assess the safety, tolerability, and preliminary clinical activity of AVZO-023 in combination with endocrine therapy, as well as the triplet combination of AVZO-023, AVZO-021, and endocrine therapy. The study was initiated in the United States in June 2025 and is being conducted at multiple clinical sites in the United States. The ORION-1 study is currently evaluating two different combinations in dose escalation:

∎

Doublet (AVZO-023 + fulvestrant): Dose escalation and backfill in patients with HR+/HER2– metastatic breast cancer, evaluating AVZO-023 in combination with fulvestrant. Patients are permitted up to two prior lines of cytotoxic chemotherapy in the advanced or metastatic setting.

∎

Triplet (AVZO-023 + AVZO-021 + fulvestrant): Dose escalation in patients with HR+/HER2– metastatic breast cancer, evaluating the combination of AVZO-023 and AVZO-021 with fulvestrant. The first patient was dosed in the triplet combination in May 2026. Patients are permitted up to one prior line of cytotoxic chemotherapy in the advanced or metastatic setting.

In the future we may also explore additional combinations evaluating alternative endocrine therapies (i.e., letrozole, SERDs) in doublet and triplet combinations to enable development in earlier lines of therapy.

Eligible patients must have an ECOG performance status of 0–1 and asymptomatic central nervous system disease is permitted. Patients may have received up to 2 prior CDK4/6 inhibitors (1 CDK 4/6 in the metastatic setting) but are excluded if they have received prior selective CDK2, CDK4, or CDK2/4 inhibitors. The study employs accelerated titration followed by a BOIN design with response evaluation by RECIST v1.1. The primary objectives are to evaluate the safety and tolerability of AVZO-023 and endocrine therapy with and without AVZO-021 and to determine the RP2D and maximum tolerated dose.

We expect to present preliminary Phase 1 data from the doublet combination from the ongoing ORION-1 study at a medical meeting in late 2026, and we anticipate presenting initial Phase 1 data from the triplet combination in the second half of 2027.

Upon identification of preliminary recommended Phase 2 dose(s), we intend to advance into the Phase 2 portion of the study evaluating the doublet (AVZO-023 + endocrine therapy) and/or triplet (AVZO-023 + AVZO-021 + endocrine therapy) combinations. The primary objectives are to determine the ORR, assess preliminary progression free survival data, and confirm the clinical dose(s) for further development. We anticipate initiating the Phase 2 portion of ORION-1 in 2027.

Following completion of Phase 2, we plan to advance AVZO-023 into a registrational Phase 3 trial or trials in patients with HR+/HER2- metastatic breast cancer. We may evaluate AVZO-023 in second-line and/or first-line settings, and may assess a doublet regimen, a triplet regimen, or both, based on the totality of clinical data generated across our development program. We believe the emerging profile of AVZO-023 may support broad development opportunities across multiple treatment settings and combination strategies in HR+/HER2- metastatic breast cancer.

Key Preclinical Data for AVZO-023

AVZO-023 showed selective inhibition of ER+ breast cancer cell proliferation over hematopoietic stem cells

In preclinical studies, we observed that AVZO-023 was approximately 39-fold and 2.5-fold more selective, respectively, than palbociclib and atirmociclib in inhibiting proliferation of ER+ breast cancer cell lines relative to human hematopoietic stem cells, suggesting that a CDK4-selective inhibitor may reduce cytotoxicity on hematopoietic cells. These data are shown in Figure 14. These data are preclinical. Preclinical results may not be predictive of clinical outcomes.

Figure 14 – AVZO-023 reduced cytotoxicity in human hematopoietic stem cells.

AVZO-023 showed dose-dependent antitumor activity across ER+ breast cancer xenograft models

In vivo, AVZO-023 showed dose-dependent antitumor activity and was well tolerated across multiple ER+ breast cancer xenograft models, demonstrating greater antitumor activity than atirmociclib at comparable dose levels. These results are shown in Figure 15. These data are preclinical. Preclinical results may not be predictive of clinical outcomes.

Figure 15 – AVZO-023 antitumor activity in xenograft models.

AVZO-023 combined with AVZO-021 showed tumor regression in ER+/HER2- breast cancer models, including a CDK4/6 inhibitor-resistant model

The combination of AVZO-023 and AVZO-021, our selective CDK2 inhibitor, was evaluated in two ER-positive breast cancer xenograft models. In the T47D cell line-derived xenograft model, single-agent AVZO-023 and single-agent AVZO-021 each produced antitumor activity, but the combination of AVZO-023 and AVZO-021 produced superior antitumor activity, achieving tumor regression in combination.

In the ST941/PBR patient-derived xenograft model, derived from a palbociclib-resistant ER-positive breast cancer, the combination of AVZO-023 and AVZO-021 produced superior antitumor activity compared with either agent alone. Furthermore, tumor regrowth in the combination arm was significantly delayed compared to vehicle or either single-agent arm after treatment cessation. Both agents as single agents and in combination were well tolerated, with no significant body weight loss observed. These results are shown in Figure 16 below. These data are preclinical. Preclinical results may not be predictive of clinical outcomes. Data from the ST941/PBR xenograft model have not been published or peer reviewed.

Figure 16 – AVZO-023 combined with AVZO-021 showed antitumor activity in ER+/HER2–breast cancer xenograft models.

Background on Bispecific Antibody-Drug Conjugates

ADCs are a class of targeted cancer therapies composed of a monoclonal antibody linked to a cytotoxic payload through a chemical linker. The antibody component is designed to recognize and bind to a specific antigen expressed on the surface of tumor cells, enabling selective delivery of the cytotoxic payload while limiting systemic exposure to healthy tissues. Upon binding and internalization, the linker is cleaved within the tumor cell, releasing the payload and inducing cell death. This targeted mechanism of action is intended to improve the therapeutic index relative to conventional cytotoxic chemotherapy.

ADCs have been approved across a range of solid tumors. As of June 2026, 15 ADCs have received approval from the FDA, including trastuzumab deruxtecan (Enhertu, targeting HER2), enfortumab vedotin (Padcev, targeting Nectin4), sacituzumab govitecan (Trodelvy, targeting TROP2), and datopotamab deruxtecan (Datroway, targeting TROP2), among others. These agents have shown clinical benefit across tumor types, including breast cancer, NSCLC, and UC. In 2025, approved ADCs with publicly reported product sales generated approximately $17 billion in combined global revenue.

Despite these approvals, ADCs remain subject to well-characterized limitations. Approved ADCs target a single tumor-associated antigen, and their activity depends on sufficient and uniform expression of that antigen across tumor cells. Solid tumors, however, are characterized by significant intra- and inter-tumoral heterogeneity in antigen expression, and tumor cell subpopulations with low or absent target expression may survive initial treatment and contribute to subsequent disease progression. Resistance to single-target ADCs has also been observed through multiple mechanisms, including downregulation or loss of the targeted antigen, upregulation of drug efflux transporters, and cross-resistance between agents that share the same payload class. On-target, off-tumor toxicity, in which the ADC binds to the target antigen expressed on normal tissues, further limits the therapeutic window. These limitations collectively constrain the durability of response and the proportion of patients who derive sustained benefit from currently approved agents.

Bispecific ADCs represent a next-generation approach designed to address several of these limitations by simultaneously targeting two distinct, co-expressed tumor-associated antigens while delivering a cytotoxic payload. Unlike conventional monospecific ADCs, which rely on binding to a single antigen for tumor recognition and internalization, bispecific ADCs are engineered to engage two antigens on the surface of the same tumor cell. Simultaneous engagement of two co-expressed antigens may enhance tumor selectivity and internalization by requiring both targets to be present for optimal binding, potentially reducing on-target, off-tumor effects in normal tissues where co-expression is uncommon or absent. By targeting two antigens, bispecific ADCs may also provide broader activity across heterogeneous tumor cell populations and may mitigate resistance driven by loss or downregulation of a single antigen. A key principle underlying this approach is avidity, in which moderate affinity for each individual antigen translates into high-avidity binding when both targets are co-expressed on the same cell. This avidity-driven binding profile is designed to preferentially concentrate ADC activity on tumor cells while reducing binding to normal tissues where only one antigen may be expressed, with the goal of broadening the therapeutic window relative to monospecific approaches.

Multiple tumor-associated antigen pairs are co-expressed across solid tumors, supporting the applicability of the bispecific ADC modality across multiple indications. EGFR and HER3 are members of the ERBB receptor family and are implicated in tumor growth, survival signaling, and resistance to targeted therapy. EGFR and HER3 have been shown to be co-expressed across multiple solid tumor types, including NSCLC, BTC, and UC. In EGFR-mutant NSCLC, HER3 activation has been identified as a key mechanism of resistance to EGFR tyrosine kinase inhibitors, providing a biological rationale for dual targeting of both receptors. EGFR and HER3 are also co-expressed in NSCLC without AGAs, which remains an area of significant unmet need with limited targeted treatment options.

Similarly, Nectin4 and TROP2 are cell surface antigens that have each been clinically validated as ADC targets, including through the development and approval of enfortumab vedotin (targeting Nectin4) and sacituzumab govitecan (targeting TROP2). Both Nectin4 and TROP2 are co-expressed across multiple solid tumors. In UC, Nectin4 is expressed in approximately 80% of urothelial carcinomas, and TROP2 is expressed in approximately 90%, with frequent co-expression in the same tumors. These co-expression patterns support the rationale for a bispecific ADC approach targeting both antigens.

These observations have supported the development of bispecific ADCs as a next-generation approach to targeted cytotoxic delivery. We are advancing two bispecific ADC programs in clinical development: AVZO-1418, targeting EGFR and HER3, and AVZO-103, targeting Nectin4 and TROP2. Both programs are designed to leverage avidity-driven binding, enhanced internalization, and broader tumor coverage afforded by the bispecific modality. We believe these approaches have the potential to improve the therapeutic index relative to monospecific ADCs and to potentially address unmet need in settings where existing targeted therapies have not provided durable benefit.

AVZO-1418 – A Bispecific ADC Targeting EGFR and HER3

AVZO-1418 is a bispecific ADC composed of a bispecific antibody targeting EGFR and HER3, conjugated to a topoisomerase I inhibitor payload, that we are developing for patients with advanced solid tumors. Our initial clinical focus is EGFR-mutated NSCLC, NSCLC without AGAs, BTC, and UC. AVZO-1418 was in-licensed from DualityBio in December 2024, and we hold exclusive worldwide development and commercialization rights outside of Greater China. AVZO-1418 is currently being evaluated in the Phase 1 portion of the Phase 1/2 AVENTINE-1 study in the United States, with additional countries expected to be added. In November 2025, the FDA granted AVZO-1418 Fast Track designation for the treatment of patients with unresectable, locally advanced, or metastatic NSCLC harboring an EGFR exon 19 deletion or exon 21 L858R mutation whose disease has progressed on or after EGFR TKI therapy.

BMS/SystImmune’s EGFR/HER3 bispecific ADC, iza-bren, has provided clinical validation for dual EGFR/HER3 targeting with an ADC. Iza-bren was recently approved in China for recurrent or metastatic NPC who have progressed following prior platinum-based chemotherapy and PD-1/PD-L1 inhibitor therapy, and is being advanced in an extensive development program, including Phase 3 studies across more than 10 solid tumor indications in China and BMS-led Phase 2/3 studies in metastatic TNBC, UC and EGFR-mutant NSCLC based on multiple prior Phase 1 studies. However, iza-bren is limited by its toxicity profile, with hematologic toxicity emerging as a consistent and prominent safety signal. Across studies, grade 3 or higher neutropenia has been reported at approximately 50% of patients, and prophylactic G-CSF has been implemented in certain ongoing clinical studies to mitigate neutropenia risk. We believe this profile highlights a meaningful opportunity for AVZO-1418 designed to optimize the potential clinical benefits of dual EGFR/HER3 targeting while reducing high-grade hematologic toxicity, supportive-care requirements and dose-limiting tolerability concerns.

Mechanism of Action

AVZO-1418 is composed of a fully human bispecific antibody targeting EGFR and HER3, conjugated to DualityBio’s topoisomerase I inhibitor payload, P1021, via a cleavable tetrapeptide-based linker, with a drug-to-antibody ratio, or DAR, of approximately six. The bispecific antibody employs a “1+1” format (two binding sites, one for each target) with one antigen-binding arm targeting EGFR at moderate affinity (KD of 21.6 nM) and one antigen-binding arm targeting HER3 at high affinity (KD of 3.5 nM). The two arms are connected through a knob-in-hole Fc domain.

EGFR and HER3 are members of the ERBB receptor tyrosine kinase family and are clinically validated targets that are broadly co-expressed across a range of solid tumor types, including lung cancer, BTC, UC, CRC, and nasopharyngeal carcinoma. EGFR is a well-established oncogenic driver and therapeutic target in NSCLC and other cancers. HER3 plays a key role in resistance to EGFR-targeted therapies, including third-generation EGFR TKIs such as osimertinib, by activating bypass signaling through the PI3K/AKT pathway. Simultaneously targeting both EGFR and HER3 may enhance the therapeutic impact compared to monospecific ADCs targeting either receptor alone.

AVZO-1418 utilizes DualityBio’s P1021 payload, a highly potent topoisomerase I inhibitor and exatecan derivative that has been clinically validated across multiple other DualityBio-sponsored programs with a manageable safety profile. We believe the properties associated with the design of AVZO-1418, including the “1+1” bispecific antibody format and DualityBio’s clinically validated ADC platform, may contribute to a differentiated efficacy and safety profile.

Phase 1 Trial

In June 2025, we initiated the Phase 1 portion of the Phase 1/2 AVENTINE-1 study of AVZO-1418. The study includes two parts:

∎

Part 1a monotherapy dose escalation and backfill, where we are currently enrolling patients with EGFR mutant NSCLC (“EGFRm NSCLC”), NSCLC without AGA, small cell lung cancer (“SCLC”), NPC, BTC, and UC (ongoing, n=32); and

∎	Part 1b combination with pembrolizumab, where we plan to enroll patients with NSCLC without AGA, SCLC, NPC, BTC, and UC. We plan to initiate this part of the study in the second half of 2026.

Figure 17 – AVZO-1418 AVENTINE-1 Phase 1 Study Design is presented below.

In Part 1a monotherapy, AVZO-1418 was administered intravenously across multiple dose levels and schedules, including Q2W and Q3W schedules, as set forth in the table below.

AVZO-1418 DOSE	SCHEDULE	PATIENTS (n)
2.0 mg/kg	Q2W	5
4.0 mg/kg	Q2W	11
4.5 mg/kg	Q2W	4
5.0 mg/kg	Q2W	Enrolling
6.0 mg/kg	Q2W	7
6.0 mg/kg	Q3W	5

The primary objective of the Phase 1 portion of the Phase 1/2 study is to determine MTD, and a RP2D of AVZO-1418. The safety endpoints of the Phase 1 portion include evaluating DLTs and adverse events. The secondary objectives of the Phase 1 portion include assessing preliminary antitumor activity using RECIST v1.1.

The Phase 1 portion of the study uses a BOIN design with response evaluation by RECIST v1.1. Key eligibility criteria include: adults with histologically or cytologically confirmed locally advanced or metastatic solid tumors, specifically EGFRm NSCLC, NSCLC without AGA, SCLC, NPC, BTC and UC; ECOG performance status of 0–1; no more than three prior lines of cytotoxic chemotherapy in the advanced or metastatic setting for escalation cohorts and no more than two prior lines for backfill cohorts; and measurable disease per RECIST v1.1. Key exclusion criteria include: prior treatment with an ADC with a topoisomerase I payload, active CNS metastases, history of or ongoing drug-induced interstitial lung disease, and radiation pneumonitis requiring ongoing steroid treatment. The initial protocol allowed for enrollment of patients with squamous cell carcinoma of the head and neck (“SCCHN”), CRC and TNBC.

Tumor measurements are assessed according to RECIST v1.1 using CT or MRI at baseline, every six weeks for the first 48 weeks, and every 12 weeks thereafter. If an initial response is observed, confirmation is required by a subsequent CT or MRI scan, generally four weeks later.

Phase 1 Initial Clinical Data

In the second half of 2026, we plan to present preliminary updated data from Part 1a of the ongoing Phase 1 portion of the AVENTINE-1 study.

As of the May 13, 2026 data cut-off date, 32 patients were treated with AVZO-1418 monotherapy across five dose levels ranging from 2.0 mg/kg Q2W to 6.0 mg/kg Q3W.

Median age was 63.5 years (range 27 to 77), 50% of patients were female, and 75% had a baseline ECOG performance status of 1. The most common (tumor types occurring in more than 1 patient) tumor types were NSCLC without AGA (34%), EGFRm NSCLC (25%), SCCHN (13%), TNBC (9%), UC (6%), and CRC (6%). Patients were heavily pretreated, with a median of two prior lines of systemic therapy in the metastatic setting (range 0 to 5). 75% of patients had received prior chemotherapy, 56% had received prior immunotherapy, 31% had received prior targeted therapy, and 16% had received a prior ADC.

The safety analysis and efficacy-evaluable populations are defined below:

∎	Safety Analysis Population (n=32): Patients who received at least one dose of AVZO-1418

∎	Efficacy-Evaluable Population (n=18): Patients with baseline measurable disease who had at least one evaluable post-baseline scan.

Safety Results

As of the May 13, 2026 data cut-off date, AVZO-1418 was generally well tolerated at doses up to 4.5 mg/kg Q2W. The majority of TEAEs at doses up to 4.5 mg/kg Q2W (n=20) were Grade 1 or Grade 2. No Grade 3 or higher neutrophil count decreased was observed at doses up to 4.5 mg/kg Q2W. The 6.0 mg/kg dose level at both Q2W and Q3W schedules (n=12) exceeded the MTD. The following table shows the most commonly reported TEAEs (related and unrelated to treatment) occurring in ≥10% of patients by maximum grade, presented by dose group.

	2.0 mg/kg to 4.5 mg/kg (n=20)				6.0 mg/kg (n=12)
	GRADE 1-2		GRADE 3-4		GRADE 1-2		GRADE 3-4
	n (%)		n (%)		n (%)		n (%)
Nausea	10	(50)	0		8	(67)	0
Alopecia	11	(55)	0		6	(50)	0
Fatigue	9	(45)	0		4	(33)	0
Diarrhea	4	(20)	0		6	(50)	1	(8)
Vomiting	4	(20)	0		6	(50)	0
Anemia	3	(15)	0		4	(33)	2	(17)
Headache	4	(20)	0		5	(42)	0
Neutrophil count decreased	1	(5)	0		3	(25)	4	(33)
Stomatitis	2	(10)	0		4	(33)	2	(17)
Decreased appetite	5	(25)	0		2	(17)	0
Hypokalemia	3	(15)	0		2	(17)	1	(8)
Epistaxis	1	(5)	0		4	(33)	0
Lymphocyte count decreased	0		3	(15)	0		2	(17)
Mucosal inflammation	1	(5)	0		4	(33)	0
Rash maculo-papular	3	(15)	0		2	(17)	0
White blood cell count decreased	0		0		1	(8)	4	(33)
Dehydration	3	(15)	0		1	(8)	0
Dermatitis acneiform	2	(10)	0		2	(17)	0
Dizziness	2	(10)	0		2	(17)	0
Dry eye	1	(5)	0		3	(25)	0
Dyspnea	2	(10)	0		2	(17)	0
Myalgia	4	(20)	0		0		0
Pyrexia	2	(10)	0		2	(17)	0

Two patients experienced DLTs at each of the 6 mg/kg dosing schedules: at 6 mg/kg Q2W, one patient experienced Grade 3 diarrhea and one patient experienced Grade 4 acute gastroenteritis and Grade 4 pancytopenia; at 6 mg/kg Q3W, one patient experienced Grade 3 ALT increased, Grade 4 white blood cell count decrease, Grade 3 lymphocyte count decrease and Grade 3 pneumonitis and one patient experienced Grade 4 neutrophil count decreased. No DLTs were observed at doses up to 4.5 mg/kg Q2W.

Overall at doses up to 4.5 mg/kg Q2W, one patient discontinued treatment due to TEAEs and two patients required dose reductions due to TEAEs. At the 6 mg/kg dose level, two patients discontinued treatment due to TEAEs and five patients required dose reductions due to TEAEs.

Grade 4 or higher events at doses up to 4.5 mg/kg reported in <10% patients included Grade 4 respiratory failure (unrelated) and Grade 5 cardiorespiratory arrest (unrelated), each in one patient. Grade 4 or higher events at 6 mg/kg reported in <10% patients included: a Grade 4 hypokalemia (related); a Grade 4 acute gastroenteritis and pancytopenia (related, leading to treatment discontinuation) and Grade 5 aspiration (unrelated) occurred in the same patient; a Grade 3 pneumonitis leading to treatment discontinuation occurred in one additional patient. No Grade 5 treatment-related adverse events were reported.

Initial Efficacy Results

As of the May 13, 2026 data cut-off date, among 18 efficacy-evaluable patients, five responses (two confirmed partial response and three unconfirmed partial response awaiting confirmatory scans) were observed across multiple tumor types and multiple dose cohorts. Responders included patients with NSCLC (both EGFRm and without AGA) and UC. Two of three responding patients treated initially at the 6.0 mg/kg dose level had undergone dose reduction to 4.0 mg/kg prior to achieving their response. One responding patient with UC treated at 6.0 mg/kg Q2W was ongoing with partial response, which was confirmed subsequent to the data cut-off date. As of the data cut-off, nine of 18 efficacy-evaluable patients remained on treatment, including all five responders.

The best change in tumor size from baseline and change in tumor burden over time for the efficacy-evaluable population (n=18) are shown in Figures 18a and 18b, respectively

Figure 18a – AVZO-1418 waterfall plot of best percent change from baseline in solid tumors.

Best (%) Change from Baseline
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
TNBC
CRC
NSCLC-
wt #
*
SCCHN
TNBC
NSCLC-
wt #
NSCLC-
wt #
UC
NSCLC-
wt #
NSCLC-
wt
NPC
NSCLC-
wt
CRC
uPR
NSCLC-
EGFRm #
uPR
UC #
PR
NSCLC-
EGFRm #
uPR
NSCLC-
EGFRm #
PR
NSCLC-
wt #
Dose (mg/kg)
2 Q2W
4 Q2W
4.5 Q2W
6 Q2W
6 Q3W
Best improvement on subsequent scans after initial scan

# Treatment ongoing. * Patient with NSCLC-wt with 0% change from baseline was treated at 4.5 mg/kg Q2W.

CRC: colorectal cancer; NPC: nasopharyngeal cancer; NSCLC-wt: non-small cell lung cancer without actionable genomic alteration; NSCLC-EGFRm: EGFR mutant non-small cell lung cancer; PR: partial response; SCCHN: squamous cell carcinoma of the head and neck; TNBC: triple negative breast cancer; UC: urothelial cancer; uPR: unconfirmed partial response

Figure 18b – AVZO-1418 spider plot of tumor size change from baseline over time in solid tumors.

2 Q2W
4 Q2W
Dose (mg/kg)
4.5 Q2W
6 Q2W
6 Q3W
Treatment Ongoing
Sum of Target Lesions
Change from Baseline (%)
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
-80
0
2
4
6
8
10
12
14
16
18
20
22
24
26
28
30
32
34
36
38
40
42
Weeks

In the NSCLC subset of 10 efficacy-evaluable patients (3 EGFR-mutant and 7 without AGAs), four responders were observed (two confirmed and two unconfirmed awaiting confirmatory scans), and eight of 10 patients (including 4 responding patients) remained on treatment as of the data cut-off. One of two responding NSCLC patients treated at the 6.0 mg/kg dose level had been dose-reduced to 4.0 mg/kg prior to achieving initial response.

The best change in tumor size from baseline and change in tumor burden over time for the NSCLC efficacy-evaluable population (n=10) are shown in Figures 19a and 19b, respectively.

Figure 19a – AVZO-1418 waterfall plot of best percent change from baseline in NSCLC.

Best (%) Change from Baseline
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
NSCLC-wt # *
NSCLC-wt #
NSCLC-wt #
NSCLC-wt #
NSCLC-wt
NSCLC-wt
uPR
NSCLC-EGFRm #
PR
NSCLC-EGFRm #
uPR
NSCLC-EGFRm #
PR
NSCLC-wt #
Dose (mg/kg)
2 Q2W
4 Q2W
4.5 Q2W
6 Q2W
6 Q3W
Best improvement on subsequent scans after initial scan

# Treatment ongoing. * Patient with NSCLC-wt with 0% change from baseline was treated at 4.5 mg/kg Q2W.

NSCLC-wt: non-small cell lung cancer without actionable genomic alteration; NSCLC-EGFRm: EGFR mutant non-small cell lung cancer; PR: partial response; uPR: unconfirmed partial response

Figure 19b – AVZO-1418 spider plot of tumor size change from baseline over time in NSCLC.

Dose (mg/kg)
2 Q2W
4 Q2W
4.5 Q2W
6 Q2W
6 Q3W
Treatment Ongoing
Sum of Target Lesions
Change from Baseline (%)
Weeks
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
-80
0
2
4
6
8
10
12
14
16
18
20
22
24
26
28
30
32
34
36
38
40
42

AVZO-1418 Clinical Development Plan and Combination Strategy

The Phase 1 portion of the AVENTINE-1 Phase 1/2 study of AVZO-1418 is ongoing. Based on the preliminary safety profile observed at doses up to 4.5 mg/kg Q2W, and the encouraging early signs of clinical activity across multiple tumor types including NSCLC, we are continuing dose escalation to further characterize the safety, pharmacokinetic, and efficacy profile and to determine the RP2D.

AVENTINE-1 is a first-in-human, open-label, multi-center Phase 1/2 study designed to assess the safety, tolerability, and preliminary clinical activity of AVZO-1418 as monotherapy and in combination with pembrolizumab. The study was initiated in the United States in June 2025 and is being conducted at multiple clinical sites in the United States with additional countries expected to be added. The study is designed to progress through the following stages of development:

∎

Phase 1 monotherapy dose escalation and backfill (Part 1a, ongoing): Evaluating AVZO-1418 as monotherapy across multiple dose levels. The primary objectives are to determine the MTD and RP2D and to characterize the safety, tolerability, and preliminary clinical activity of AVZO-1418. DualityBio has initiated enrollment of patients (CRC and NSCLC) in China under the same clinical protocol as of May 2026.

∎

Phase 1 pembrolizumab combination (Part 1b): We plan to initiate the evaluation of AVZO-1418 in combination with pembrolizumab in the second half of 2026. Part 1b can be initiated in parallel to Part 1a. The addition of pembrolizumab is intended to evaluate the potential for enhanced efficacy through combination with immune checkpoint inhibition, and to generate data that may support development in the applicable first-line settings where pembrolizumab-based regimens are a standard of care.

∎

Phase 2 dose optimization and expansion: Following completion of Phase 1, we plan to advance into the Phase 2 portion of the study to optimize dosing and evaluate AVZO-1418 in tumor-specific cohorts. The Phase 2 study may evaluate both monotherapy and pembrolizumab combination regimens across priority indications, with the objective of generating the clinical data necessary to inform registrational study design, including indication selection, dose selection, and patient population.

Following completion of Phase 2, we plan to evaluate AVZO-1418 in one or multiple potential registrational studies. We intend to pursue registrational development in second-line settings where patients have progressed on existing standards of care, and to leverage the pembrolizumab combination data to support potential expansion into first-line treatment settings over time.

We plan to present preliminary updated Phase 1 monotherapy data from the Phase 1 portion of the AVENTINE-1 study in the second half of 2026, and we anticipate initiating the Phase 2 portion of the study in 2027. In addition, we expect to present updated Phase 1 clinical data in the second half of 2027.

In November 2025, the FDA granted us Fast Track designation for AVZO-1418 for the treatment of patients with unresectable, locally advanced, or metastatic NSCLC with an EGFR exon 19 deletion or exon 21 L858R mutation, whose disease has progressed on or after therapy with an EGFR TKI. Fast Track designation is designed to facilitate the development and expedite the review of drugs to treat serious conditions and fill an unmet medical need. Fast Track designation provides opportunities for more frequent interactions with the FDA during development and, if applicable criteria are met, may make a marketing application eligible for rolling review and Priority Review. Fast Track designation does not ensure that the product candidate will receive FDA approval or that approval will be granted on any particular timeline.

Key Preclinical Data for AVZO-1418

AVZO-1418 demonstrated additive binding on EGFR/HER3 co-expressing tumor cells and superior internalization compared to parental bivalent ADCs

In binding studies, AVZO-1418 bound more weakly than parental bivalent monoclonal antibodies on cells expressing only EGFR or only HER3. On tumor cells co-expressing both EGFR and HER3, however, AVZO-1418 binding was significantly enhanced, showing additive binding capacity consistent with an avidity-driven binding mechanism. These data are shown in Figure 20. These data are preclinical. Preclinical results may not be predictive of clinical outcomes.

Figure 20 – AVZO-1418 additive binding on EGFR/HER3 co-expressing tumor cells.

In internalization assays conducted in HCC-827/ERBB3 cells (co-expressing EGFR and HER3), AVZO-1418 showed higher internalization capability than parental bivalent ADCs, as measured by real-time live-cell analysis over 48 hours. These data are shown in Figure 21. These data are preclinical. Preclinical results may not be predictive of clinical outcomes.

Figure 21 – AVZO-1418 internalization in EGFR/HER3 co-expressing cells.

AVZO-1418 showed broad antitumor activity and outperformed BL-B01D1 (iza-bren) across multiple xenograft models

In vivo, AVZO-1418 showed broad antitumor activity across cell-line-derived (“CDX”) and PDX models representing multiple tumor types with varying levels of EGFR and HER3 expression. Across selected preclinical models, AVZO-1418 also showed superior antitumor activity relative to the BL-B01D1 analogue. AVZO-1418 was well tolerated in these studies, with no significant body weight loss observed. These findings further support clinical evaluation of AVZO-1418 across multiple solid tumor indications and the results are shown in Figure 22 below. These data are preclinical. Preclinical results may not be predictive of clinical outcomes.

Figure 22 – AVZO-1418 broad antitumor activity across CDX and PDX models.

AVZO-1418 showed superior efficacy in an osimertinib-resistant NSCLC model

In preclinical studies, we observed tumor regression for AVZO-1418 in an osimertinib-resistant NSCLC model; AVZO-1418 also showed superior antitumor activity relative to the BL-B01D1 analogue. These data are shown in Figure 23. These data are preclinical. Preclinical results may not be predictive of clinical outcomes.

Figure 23 – AVZO-1418 superior efficacy in osimertinib-resistant NSCLC model.

NCI-H1975 EGFR L858R/T790M/C797S
(NSCLC, EGFR medium HER3 low)
Tumor Volume (mm3)
2000
1500
1000
500
0
0
10
20
30
40
Days Post Treatment
Vehicle
BL-B01D1 analog, 6 mg/kg
AVZO-1418, 3.8 mg/kg
AVZO-1418, 6 mg/kg

AVZO-103 – A Bispecific ADC Targeting Nectin4 and TROP2

AVZO-103 is a bispecific ADC targeting Nectin4 and TROP2, conjugated to a topoisomerase I inhibitor payload, that we are developing for the treatment of patients with advanced solid tumors. Nectin4 and TROP2 are clinically validated ADC targets, individually validated by the approvals of enfortumab vedotin (Padcev, targeting Nectin4) and sacituzumab govitecan (Trodelvy, targeting TROP2).

AVZO-103 was in-licensed from VelaVigo in July 2025, and we hold exclusive worldwide development and commercialization rights outside of Greater China. AVZO-103 is currently being evaluated in the Phase 1 portion of the Phase 1/2 BEACON-1 study in the United States. In November 2025, the FDA granted Fast Track designation for AVZO-103 for the treatment of adult patients with locally advanced or metastatic UC who have previously been treated with enfortumab vedotin.

To our knowledge, only one other Nectin4/TROP2 ADC is currently in clinical development, being advanced by Akeso through studies in China and Australia. Eli Lilly recently reported first-in-human Phase 1 data for its Nectin4-targeted topoisomerase I ADC, LY4052031, providing clinical validation of Nectin4 topoisomerase 1 ADCs in the post enfortumab vedotin (“EV”) setting. Despite this clinical validation, LY4052031 has encountered development challenges as prospective CYP2D6 genotyping is required, which may introduce additional operational complexity in clinical development and patient selection. We believe AVZO-103’s bispecific Nectin4/TROP2 construct and DAR of four may offer a potentially differentiated therapeutic profile with the potential to balance efficacy and tolerability. These findings highlight the potential for AVZO-103 to address unmet medical needs in patients with metastatic UC, especially in the post-EV setting.

Mechanism of Action

AVZO-103 is composed of a bispecific construct utilizing a VHH (variable domain of heavy chain of heavy-chain-only antibody) format targeting Nectin4 and TROP2, conjugated to a topoisomerase I inhibitor payload, exatecan, via a cleavable linker, with a drug-to-antibody ratio, or DAR, of approximately four. AVZO-103 was designed with moderate affinity for Nectin4 (KD 137 nM) and TROP2 (KD 81 nM). The Fc domain is silenced to mitigate Fcy receptor-mediated off-target cytotoxicity.

TROP2 and Nectin4 are limited in co-expression on normal tissues, while both are often highly co-expressed in solid tumors, including cervical cancer, NSCLC, SCCHN, TNBC, and UC. This co-expression pattern supports a bispecific design intended to maximize tumor specificity. The moderate affinity for each target is intended to reduce binding to normal tissues where expression of only one target may be present, while the bispecific format enables high avidity binding when both Nectin4 and TROP2 are co-expressed on the same tumor cell. AVZO-103 targets TROP2 and Nectin4 dual-positive tumor cells and achieves cell killing through high-level internalization and bystander effect, with the goal of maximizing efficacy while improving safety through a broader therapeutic window.

AVZO-103’s payload is exatecan that is not a substrate for the multidrug resistance transporter P-glycoprotein, or P-gp. This is relevant because resistance to enfortumab vedotin is commonly driven by P-gp-mediated efflux of its MMAE payload, rather than loss of Nectin4 antigen expression. By employing a topoisomerase I inhibitor that is not subject to this efflux mechanism, AVZO-103 is designed to maintain cytotoxic activity in tumors that have progressed on enfortumab vedotin.

We believe AVZO-103 may have the potential to address the clinical gap in the post-enfortumab vedotin setting through two complementary mechanisms: a topoisomerase I inhibitor payload that may circumvent MMAE resistance, and a bispecific design that leverages the high co-expression of both Nectin4 and TROP2 in UC to enhance tumor cell targeting and selectivity.

Phase 1 Trial

In September 2025, we initiated the Phase 1 portion of the Phase 1/2 BEACON-1 study of AVZO-103. The study includes two parts:

∎

Part 1a monotherapy dose escalation and backfill, where we are enrolling patients with advanced solid tumors known to express high Nectin4, including cervical cancer, NSCLC, SCCHN, TNBC, and UC (ongoing; n=6); Part 1a is designed to enrich enrollment for patients with UC, with at least one patient with UC enrolled at each dose level during dose escalation and additional UC patients enrolled in backfill cohorts; and

∎	Part 1b combination with pembrolizumab, where we plan to enroll patients with UC.

Figure 24 – AVZO-103 BEACON-1 Phase 1 Study Design is presented below.

In Part 1a, AVZO-103 was administered intravenously Q3W across multiple dose levels. The primary objective of the Phase 1 portion of the Phase 1/2 study is to determine the MTD, and a RP2D of AVZO-103. The safety endpoints of the Phase 1 portion include evaluating DLTs and adverse events. The secondary objectives of the Phase 1 portion include assessing preliminary antitumor activity using RECIST v1.1.

The Phase 1 portion of the study uses a BOIN design with response evaluation by RECIST v1.1. Key eligibility criteria include: adults with histologically or cytologically confirmed locally advanced or metastatic solid tumors known to express high Nectin4, including cervical cancer, NSCLC, SCCHN, TNBC, and UC; ECOG performance status of 0–1; no more than three prior lines of cytotoxic chemotherapy in the advanced or metastatic setting for escalation cohorts and no more than two prior lines for backfill cohorts; and measurable disease per RECIST v1.1. Key exclusion criteria include: for all tumor types other than TNBC, prior treatment with an ADC with a topoisomerase I payload; for TNBC, no more than one prior ADC with a topoisomerase I payload; and active CNS metastases.

Tumor measurements are assessed according to RECIST v1.1 using CT or MRI at baseline, every six weeks for the first 48 weeks, and every 12 weeks thereafter. If an initial response is observed, confirmation is required at a subsequent CT or MRI scan, generally four weeks later.

We expect initial data from Part 1a of the ongoing Phase 1 portion of the BEACON-1 study to be available in the second half of 2026.

AVZO-103 Clinical Development Plan

BEACON-1 is a first-in-human, open-label, multi-center Phase 1/2 study designed to assess the safety, tolerability, and preliminary clinical activity of AVZO-103 as monotherapy and in combination with pembrolizumab. The study was initiated in September 2025 and is being conducted at multiple clinical sites in the United States. In parallel with our development activities, our partner, VelaVigo, is conducting a Phase 1/2 clinical study of AVZO-103 in China. The study is designed to progress through the following stages of development:

∎

Phase 1 monotherapy dose escalation and backfill (Part 1a, ongoing): Evaluating AVZO-103 as monotherapy across multiple dose levels in patients with advanced solid tumors expressing high Nectin4, including cervical cancer, NSCLC, SCCHN, TNBC, and UC. The primary objectives are to determine the MTD and RP2D and to characterize the safety, tolerability, and preliminary clinical activity of AVZO-103.

∎

Phase 1 pembrolizumab combination (Part 1b): We plan to initiate the evaluation of AVZO-103 in combination with pembrolizumab in patients with UC. The addition of pembrolizumab is intended to evaluate the potential for enhanced efficacy through combination with immune checkpoint inhibition, and to generate data that may support development in the first-line setting where a pembrolizumab-based regimen is the current standard of care.

∎

Phase 2 dose optimization and expansion: Following completion of Phase 1, we plan to advance into the Phase 2 portion of the study to optimize dosing and evaluate AVZO-103 in expanded tumor-specific cohorts, with a focus on UC. The Phase 2 study may evaluate both monotherapy and pembrolizumab combination regimens, with the objective of generating the clinical data necessary to inform registrational study design, including indication selection, dose selection, and patient population.

Following completion of Phase 2, we plan to evaluate AVZO-103 in one or multiple potential registrational studies. We intend to pursue registrational development in second-line and/or third-line metastatic UC, and to leverage pembrolizumab combination data to support potential expansion into first-line UC over time. Additional tumor types co-expressing Nectin4 and TROP2, including cervical cancer, NSCLC, SCCHN, and TNBC, may represent further development opportunities and will be prioritized based on emerging clinical data.

We anticipate that initial Phase 1 monotherapy data from the BEACON-1 study will be available in the second half of 2026, and we anticipate Phase 2 initiation in 2027. We expect updated Phase 1 clinical data in the second half of 2027.

In November 2025, the FDA granted us Fast Track designation for AVZO-103 for the treatment of adult patients with locally advanced or metastatic UC who have previously been treated with enfortumab vedotin. There are no approved ADCs for patients previously treated with enfortumab vedotin. Fast Track designation is designed to facilitate the development and expedite the review of drugs to treat serious conditions and fill an unmet medical need. Fast Track designation provides opportunities for more frequent interactions with the FDA during development and, if applicable criteria are met, may make a marketing application eligible for rolling review and Priority Review. Fast Track designation does not ensure that the product candidate will receive FDA approval or that approval will be granted on any particular timeline.

Key Preclinical Data for AVZO-103

AVZO-103 showed selective binding to Nectin4 and TROP2 dual-positive tumor cells

In binding studies, AVZO-103 showed moderate affinity for either Nectin4 - or TROP2-expressing cells alone, but high avidity in dual-positive tumor cells, enabling selective binding to cells that overexpress both Nectin4 and TROP2. These data are shown in Figure 25. These data are preclinical and have not been published or peer reviewed. Preclinical results may not be predictive of clinical outcomes.

Figure 25 – AVZO-103 selective binding to Nectin4/TROP2 dual-positive tumor cells.

AVZO-103 showed potent anti-tumor activity in multiple xenograft models, including enfortumab vedotin-refractory models

In vivo, AVZO-103 showed broad antitumor activity across multiple CDX models with varying levels of TROP2 and Nectin4 expression. Across selected preclinical models, AVZO-103 showed superior antitumor activity relative to enfortumab vedotin (Nectin4 ADC) and sacituzumab govitecan (TROP2 ADC) analogues, as well as their combination. These results are shown in Figure 26. These data are preclinical and preclinical results may not be predictive of clinical outcomes. Data from the HT1197 CDX model shown below have not been published or peer reviewed.

Figure 26 – AVZO-103 antitumor activity in xenograft models including EV-refractory models.

Manufacturing and Supply

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely on third-party contract development and manufacturing organizations (“CDMOs”) for the supply of our product candidates for use in our preclinical studies and clinical trials. We have made significant investments in CMC activities to support the development of our product candidates and to establish robust, scalable manufacturing processes.

We have engaged multiple third-party CDMOs for both small molecule and biologics development and manufacturing services and are continuously evaluating additional CDMOs to further diversify and strengthen our supply chain. This multi-sourcing strategy is designed to mitigate supply chain risk and deliver continuity of drug supply as our programs advance through clinical development. We expect to have sufficient drug supply for our product candidates to conduct our planned clinical trials.

Our CMC development efforts have focused on establishing robust, scalable manufacturing processes that can support both clinical development and potential commercial production. This includes optimization of cell line development, upstream and downstream processing, formulation development, and analytical methods to deliver product quality, consistency, and stability. We have invested in process characterization and comparability studies to support manufacturing transfers between CDMOs and to enable regulatory filings.

If any of our product candidates receive marketing approval, we intend to rely on third-party CDMOs for commercial manufacturing. As our product candidates advance through development, we expect to enter into longer-term commercial supply agreements to fulfill and secure our production needs. We will seek to establish relationships with multiple qualified manufacturers to provide redundancy and supply chain resilience for commercial production. Our manufacturing strategy is designed to deliver adequate supply to meet anticipated commercial demand while maintaining flexibility to respond to market dynamics and potential supply chain disruptions.

Sales and Marketing

Given our stage of development, we have not yet established a commercial organization or distribution capabilities. If any of our product candidates are approved, we intend to build a commercial infrastructure to support their sales. We expect to manage sales, marketing and distribution through internal resources and third-party relationships. In addition, we plan to opportunistically explore commercialization partnerships, particularly with entities that have strong capabilities in geographies outside the United States. As our current and future product candidates progress through clinical development, our commercial plans may change. Clinical data, the size of the development programs, the size of our target markets, the size of the requisite commercial infrastructure and manufacturing needs may all influence our commercialization strategies.

Competition

The biotechnology and pharmaceutical industries are characterized by the rapid evolution of technologies and understanding of disease etiology, intense competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions.

Our competition for our selective CDK portfolio includes small molecule inhibitors and degraders from several pharmaceutical and biotechnology companies. For product candidates targeting CDK2 in clinical development, our competitors include Incyte Corporation’s INCB123667 (CDK2i, Phase 3), Pfizer’s tegtociclib (CDK2i, Phase 1), AstraZeneca PLC’s (“AstraZeneca”) AZD8421 (CDK2i, Phase 1), Novartis AG’s ECI830 (CDK2i, Phase 1), BeOne’s BG-75098 (CDK2 degrader, Phase 1), IncyclixBio, Inc.’s INX-315 (CDK2i, Phase 1), and NiKang Therapeutics, Inc.’s (“NiKang”) NKT3964 (CDK2 degrader, Phase 1). For product candidates targeting CDK4 in clinical development, our competitors include Pfizer’s atirmociclib (CDK4i, Phase 3), BeOne’s BGB-43395 (CDK4i, Phase 3), F. Hoffmann-La Roche Ltd.’s RG6794/GDC-4198 (CDK2/4i, Phase 1b/2) and GDC-0587 (CDK4i, Phase 1), and NiKang’s NKT5097 (CDK2/4 degrader, Phase 1). These competitors are pursuing combination therapies involving CDK4 or CDK2/4 inhibitors with endocrine therapy or next-generation SERDs in HR+/HER2- advanced or metastatic breast cancer. We are also aware of several CDK2 and CDK4 inhibitor and degrader candidates in preclinical development.

Our competition for our selective bispecific ADC portfolio includes monospecific, bispecific, and other ADCs from several pharmaceutical and biotechnology companies. For ADCs targeting EGFR and/or HER3, our main competitors include BMS and SystImmune’s izalontamab brengitecan (EGFR/HER3 ADC, Phase 2/3), Shanghai Junshi Biosciences Co., Ltd.’s JS212 (EGFR/HER3 ADC, Phase 2, China only), BioNTech SE’s (“BioNTech”) BNT3212 (EGFR/HER3 ADC, Phase 1), Innovent Biologics, Inc.’s IBI3005 (EGFR/HER3 ADC, Phase 1, China only), CStone Pharmaceuticals’s CS5007 (EGFR/HER3 ADC, Phase 1-ready), Merck and Daiichi Sankyo Company, Limited’s patritumab deruxtecan (HER3 ADC, Phase 3), BioNTech’s beruzatatug pelitecan (HER3 ADC, Phase 1), and ALX Oncology Holdings Inc.’s ALX2004 (EGFR ADC, Phase 1), among others. For ADCs targeting Nectin4 and/or TROP2 with a topoisomerase I payload, our main competitors include Akeso’s AK146D1 (Nectin4/TROP2 ADC, Phase 2), Eli Lilly’s LY4052031 (Nectin4 ADC, Phase 1), Innate Pharma SA’s IPH4502 (Nectin4 ADC, Phase 1), Merck’s MK-3120 (Nectin4 ADC, Phase 1), AstraZeneca’s datopotamab deruxtecan (TROP2 ADC, approved), and Merck and

Kelun-Biotech Biopharmaceutical Co., Ltd.’s sacituzumab tirumotecan (TROP2 ADC, Phase 3), among others. We are also aware of several EGFR and/or HER3, and Nectin4 and/or TROP2 targeting ADCs in preclinical development by companies based in China.

Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We could see a reduction or elimination in our commercial opportunity if our competitors develop and commercialize product candidates that, if approved, are safer, more effective, have fewer or less severe side effects, are more convenient to administer, are less expensive or with a more favorable label than our product candidates. Our competitors also may obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be efficacy, safety, convenience, price, the effectiveness of imaging diagnostics, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Intellectual Property

We strive to protect and enhance the proprietary technology, inventions and improvements that are commercially important to our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. Our intellectual property strategy includes seeking to protect our proprietary position by, amongst other methods, striving to obtain issued patents by filing and prosecuting patent applications in the United States and in jurisdictions outside of the United States, directed to our and our licensors’ proprietary technology, inventions, improvements, and product candidates that are important to the development and implementation of our business. We also rely on trade secrets, where applicable, and know-how, including manufacturing and process know-how, relating to our proprietary technology and product candidates, continued innovation, and in-licensing opportunities to develop, strengthen and maintain our proprietary position in the field of oncology. We also plan to rely on data exclusivity, market exclusivity and patent term extensions when available. Our commercial success will depend in part on our ability to obtain and maintain patent and other proprietary protection for our and our licensors’ technology, inventions and improvements; to preserve the confidentiality of our trade secrets and know-how; to obtain and maintain licenses to use intellectual property owned by third parties; to defend and enforce our proprietary rights, including our in-licensed patents and applications, and including any patents that we may own or license in the future; and to operate without infringing on the valid and enforceable patents and other proprietary rights of third parties.

AVZO-021

Our patent portfolio as of July 10, 2026 contains multiple patent families, owned by Allorion and exclusively licensed to Avenzo to develop, manufacture and commercialize licensed products in the Avenzo Territory (worldwide, excluding Mainland China, Hong Kong, Macau and Taiwan), that are directed to compositions of matter of CDK2 inhibitors, including AVZO-021, as well as related therapeutic uses, pharmaceutical compositions, synthetic processes, and reaction intermediates. These patent families include pending patent applications in the United States, one granted foreign patent, and pending foreign applications in jurisdictions including Australia, Brazil, Canada, India, Israel, Japan, South Korea, Mexico, New Zealand, Singapore, South Africa and countries within the European Patent Convention. The 20-year term expiration dates of any patents to issue from these families would expire between 2041 and 2044, not including any extension or adjustment of the patent term that may be available in certain jurisdictions.

AVZO-023

Our patent portfolio as of July 10, 2026 contains multiple patent families, owned by Allorion and exclusively licensed to Avenzo to develop, manufacture and commercialize in the Avenzo Territory, that are directed to compositions of matter of cyclin-dependent kinase 4 (CDK4) inhibitors, including AVZO-023, as well as related therapeutic uses, pharmaceutical compositions, synthetic processes, and reaction intermediates. These patent families include a pending patent application in the United States, a pending Patent Cooperation Treaty (PCT) application, and pending foreign applications in jurisdictions including Australia, Brazil, Canada, India, Israel, Japan, South Korea, Mexico, New Zealand, Singapore, South Africa and countries within the European Patent Convention. The 20-year term expiration dates of any patents to issue from these families would expire between 2043 and 2045, not including any extension or adjustment of the patent term that may be available in certain jurisdictions.

AVZO-1418

Our patent portfolio as of July 10, 2026 includes multiple patent families exclusively licensed from Duality to Avenzo to develop, manufacture and commercialize in the Avenzo Territory (worldwide, excluding Mainland China, Hong Kong, Macau and Taiwan) that are directed to the composition of matter of EGFR/HER3 bispecific antibodies and antibody-drug conjugates (ADCs), HER3 antibodies and ADCs, linker-payload compounds, ADC formats comprising the linker-payload compounds, and related expression constructs, methods of production, and therapeutic uses. These patent families include pending patent applications in the United States, and pending foreign applications in jurisdictions including Australia, Brazil, Canada, Israel, India, Japan, South Korea, Mexico, New Zealand, Singapore, South Africa, and countries within the European Patent Convention. The patent family directed to linker-payload compounds, ADC formats comprising the linker-payload compounds, and therapeutic use of the ADCs also includes multiple issued U.S. patents. The 20-year term expiration dates of any patents to issue from these families is between 2041 and 2044, not including any extension or adjustment of the patent term that may be available in certain jurisdictions.

AVZO-103

Our patent portfolio as of July 10, 2026 includes one patent family, owned by VelaVigo and exclusively licensed to Avenzo to develop, manufacture and commercialize in the Avenzo Territory (worldwide, excluding Mainland China, Hong Kong, Macau and Taiwan), that is directed to Nectin4/TROP2 bispecific antibodies and antibody-drug conjugates (ADCs), as well as related expression constructs, methods of production, and therapeutic uses. The patent family includes one pending patent application in the United States, one pending PCT Application, and pending foreign applications in jurisdictions that include Brazil, Canada, Israel, Japan, Mexico, and Singapore. The 20-year term expiration date of any patents to issue from this family is in 2045, not including any extension or adjustment of the patent term that may be available in certain jurisdictions.

As noted, all expiration dates provided herein are based on a 20-year term, without taking into account any possible adjustment or extension, and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

With respect to our product candidates and processes, we intend to develop and commercialize in the normal course of business, and we intend to pursue patent protection directed to, when possible, compositions, methods of use, methods of making, dosing and formulations. We may also pursue patent protection with respect to manufacturing, therapeutic development processes and technologies, and therapeutic delivery technologies.

Issued patents can provide protection for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. In general, in the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non-provisional or international patent application filing date. In addition, in certain instances, the term of an issued U.S. patent that is directed to or claims an FDA approved product can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period, which is called patent term extension. The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. The term of patents outside of the United States varies in accordance with the laws of the foreign jurisdiction but the natural expiration is typically also 20 years from the earliest non-provisional or international patent application filing date claimed, assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country and depends upon many factors, including the type of patent, the scope of its claims, the availability of regulatory-related term extensions, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. The relevant patent laws and their interpretation outside of the United States are also uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our technology or product candidates and enforce the patent rights that we have licensed or may license and could affect the value of such intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, or importing products that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions and improvements. With respect to licensed intellectual property that we currently have or company-owned or licensed intellectual property we may have in the future, we cannot guarantee that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we or our licensors may file in the future, nor can we be sure that any patents that may be granted to us or our licensors in the future will be commercially useful in protecting our products, the methods of use or the manufacture of those products.

Moreover, even the issued patents that we license do not guarantee us the right to practice our technology in relation to the commercialization of our products. Patents and other intellectual property rights in the pharmaceutical and biotechnology space are evolving and involve many risks and uncertainties. For example, third parties may have blocking patents that could be used to prevent us from commercializing our product candidates and practicing our proprietary, or our licensors’, technology, and the issued patents that we in-licensed or may in-license and those that may issue in the future may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related products or could limit the term of patent protection that otherwise may exist for our product candidates. In addition, the scope of the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies that are outside the scope of the rights granted under any issued patents that we may own or that we exclusively in-license. For these reasons, we may face competition with respect to our product candidates.

Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any patent protection for such product may expire or remain in force for only a short period following commercialization, thereby reducing the commercial advantage the patent provides.

A comprehensive discussion on risks relating to our intellectual property is provided under the section of this proxy statement/prospectus titled “Risk Factors—Risks Related to Avenzo—Risks Related to Avenzo’s Intellectual Property.”

Collaboration and License Agreements

Allorion Agreement

On January 3, 2024, the Company entered into a collaboration and license agreement (the “Allorion Agreement”) with Allorion Therapeutics Inc. (“Allorion”), pursuant to which Allorion granted the Company an exclusive license to develop, manufacture and commercialize AVZO-021 and other selective cyclin-dependent kinase 2 (“CDK2”) inhibitors developed under Allorion’s CDK2 inhibitor program, and an exclusive option to obtain an exclusive license to develop, manufacture and commercialize AVZO-023 and other selective cyclin-dependent kinase 4 (“CDK4”) inhibitors developed under Allorion’s CDK4 inhibitor program, in each case globally, excluding Mainland China, Hong Kong, Macau and Taiwan (the “Avenzo Territory”). The Company has exercised its option and has obtained an exclusive license to Allorion’s selective CDK4 inhibitor program in the Avenzo Territory.

Under the Allorion Agreement, Allorion is responsible for conducting certain preclinical development activities for the CDK4 inhibitor program, subject to reimbursement by the Company up to a predetermined cap. Except for Allorion’s conduct of such preclinical development activities for the CDK4 inhibitor program, the Company is solely responsible for the development and commercialization of licensed products in the Avenzo Territory at its own expense.

During the periods specified in the Allorion Agreement, each party will not, and will cause its affiliates and require its sublicensees not to, engage in (independently or for or with any third party) any development, manufacture or commercialization of any competing product worldwide, other than activities by or on behalf of such party and its affiliates and sublicensees contemplated by the Allorion Agreement.

The Company will be responsible for the manufacture and supply of licensed products for development and commercialization in the Avenzo Territory and will also be responsible for the manufacture and supply of licensed products to Allorion for use in clinical trials outside the Avenzo Territory, pursuant to clinical supply agreements between the parties relating to each licensed product.

Under the Allorion Agreement, the Company made an upfront payment to Allorion of $40 million and an option exercise payment to Allorion of $15 million. Allorion is eligible to receive development, regulatory and sales milestone payments of up to approximately $1.4 billion across both programs, as well as tiered percentage royalties ranging from the mid-single digits to the low-teens on applicable annual net sales, subject to customary deductions, in the Avenzo Territory. The royalty term for each licensed product in a licensed program in each country extends from the first commercial sale of the first licensed product in such licensed program in such country until the latest of: (i) expiration of the last-to-expire valid claim in specified patents covering the composition of matter of such first licensed product or its approved use in such country; (ii) expiration of the regulatory exclusivity for such first licensed product in such country; or (iii) 10 years after the date of the first commercial sale of such first licensed product in such country.

The Allorion Agreement will continue in effect until expiration of the last royalty term with respect to licensed products in any country in the Avenzo Territory, unless terminated earlier in accordance with its terms. The Company may terminate the Allorion Agreement, in its entirety or on a licensed program-by-licensed program or region-by-region basis, for convenience by providing advance written notice to Allorion. Either party may terminate the Allorion Agreement upon written agreement or for uncured material breach by or insolvency of the other party. Allorion may terminate the Allorion Agreement if the Company or any of its affiliates or sublicensees challenges the scope, validity or enforceability of any of the patent rights licensed to the Company by Allorion, subject to certain exceptions, or, in certain circumstances, in the event of the cessation of meaningful, bona fide development or commercialization activities for a continuous time period specified in the Allorion Agreement, provided that such termination right is only available prior to a specified anniversary of the first commercial sale of a licensed product in the applicable region and only where the Company is also developing or commercializing other products in addition to a licensed product in such region (for reasons other than non-performance contemplated in a research plan or agreed by Allorion, guidance or action by a regulatory authority, Allorion’s breach, safety or efficacy concerns, or force majeure).

DualityBio Agreement

On December 23, 2024, the Company entered into a collaboration and license agreement (the “DualityBio Agreement”) with Duality Biologics (Suzhou) Co., Ltd. (“DualityBio”), pursuant to which DualityBio granted the Company an exclusive license to develop, manufacture and commercialize AVZO-1418 and other epidermal growth factor receptor/human epidermal growth factor receptor 3 (“EGFR/HER3”) antibody-drug conjugates (“ADCs”) developed under DualityBio’s EGFR/HER3 ADC program in the Avenzo Territory.

Under the DualityBio Agreement, DualityBio is responsible for conducting certain preclinical development activities at DualityBio’s own cost. Except for DualityBio’s conduct of such preclinical development activities for the EGFR/HER3 ADC program, the Company is solely responsible for the development and commercialization of licensed products in the Avenzo Territory at its own expense.

During the term of the DualityBio Agreement, each party will not, and will cause its affiliates and require its sublicensees not to, engage in (independently or for or with any third party) any development, manufacture or commercialization of any competing product, other than activities by or on behalf of such party and its affiliates and sublicensees with respect to the licensed molecules and licensed products as contemplated by the DualityBio Agreement.

DualityBio will manufacture and supply licensed products to the Company until the Company assumes responsibility for such manufacture and supply in the Avenzo Territory.

Under the DualityBio Agreement, the Company made an upfront payment to DualityBio totaling $50 million. In addition, DualityBio is eligible to receive development, regulatory and sales milestone payments of up to approximately $1.15 billion, as well as tiered percentage royalties ranging from the mid-single digits to the low-teens on applicable annual net sales, subject to customary deductions, in the Avenzo Territory. The royalty term for each licensed product in each country extends from the first commercial sale of such licensed product in such country until the latest of: (i) expiration of the last-to-expire valid claim in the licensed patents covering the composition of matter of such licensed product or its approved use in such country, subject to specified exceptions; (ii) expiration of the regulatory exclusivity for such licensed product in such country; or (iii) 10 years after the date of the first commercial sale of such licensed product in such country.

The DualityBio Agreement will continue in effect until expiration of the last royalty term with respect to licensed products in any country in the Avenzo Territory, unless terminated earlier in accordance with its terms. The Company may terminate the DualityBio Agreement, in its entirety or on a licensed product-by-licensed product or country-by-country basis, for convenience by providing advance written notice to DualityBio. Either party may terminate the DualityBio Agreement upon mutual agreement or for uncured material breach by or insolvency of the other party. DualityBio may terminate the DualityBio Agreement if the Company or any of its affiliates or sublicensees challenges the validity or enforceability of any of the patent rights licensed to the Company by DualityBio, subject to certain exceptions.

VelaVigo Agreement

On November 16, 2024, the Company entered into a collaboration, exclusive option and license agreement, as amended by Amendment No. 1 dated November 26, 2024 (the “VelaVigo Agreement”) with VelaVigo (Shanghai) Limited and VelaVigo Bio, Inc. (together, “VelaVigo”), pursuant to which VelaVigo granted the Company an exclusive option to obtain an exclusive license to develop, manufacture and commercialize AVZO-103 and other nectin cell adhesion molecule 4/trophoblast cell-surface antigen 2 (“Nectin4/TROP2”) ADCs developed under VelaVigo’s Nectin4/TROP2 ADC program in the Avenzo Territory. The Company has exercised its option and has obtained an exclusive license to VelaVigo’s Nectin4/TROP2 ADC program in the Avenzo Territory.

Under the VelaVigo Agreement, VelaVigo is responsible for conducting certain preclinical development activities, at VelaVigo’s own cost, for the Nectin4/TROP2 ADC program. Except for VelaVigo’s conduct of such preclinical development activities for the Nectin4/TROP2 ADC program, the Company is solely responsible for the development and commercialization of licensed products in the Avenzo Territory at its own expense.

During the term of the VelaVigo Agreement, each party will not, and will cause its affiliates and require its sublicensees not to, engage in (independently or for or with any third party) any development, manufacture or commercialization of any competing product, other than activities by or on behalf of such party and its affiliates and sublicensees with respect to the licensed molecules and licensed products as contemplated by the VelaVigo Agreement.

VelaVigo will be responsible for the manufacture and supply of licensed products to the Company until the Company assumes responsibility for such manufacture and supply in the Avenzo Territory.

Under the VelaVigo Agreement, the Company made an upfront payment and option exercise payment to VelaVigo totaling $45 million. In addition, VelaVigo is eligible to receive development, regulatory and sales milestone payments of up to approximately $750 million, as well as tiered percentage royalties ranging from the mid-single to low-double digits on applicable annual net sales, subject to customary deductions, in the Avenzo

Territory. The royalty term for each licensed product in each country extends from the first commercial sale of such licensed product in such country until the latest of: (i) expiration of the last-to-expire valid claim in the licensed patents covering the composition of matter of such licensed product or its approved use in such country; (ii) expiration of the regulatory exclusivity for such licensed product in such country; or (iii) 10 years after the date of the first commercial sale of such licensed product in such country.

The VelaVigo Agreement will continue in effect until expiration of the last royalty term with respect to licensed products in any country in the Avenzo Territory, unless terminated earlier in accordance with its terms. The Company may terminate the VelaVigo Agreement, in its entirety or on a licensed product-by-licensed product or country-by-country basis, for convenience by providing advance written notice to VelaVigo. Either party may terminate the VelaVigo Agreement upon mutual agreement or for uncured material breach by or insolvency of the other party. VelaVigo may terminate the VelaVigo Agreement if the Company or any of its affiliates or sublicensees challenges the validity or enforceability of any of the patent rights licensed to the Company by VelaVigo, subject to certain exceptions.

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local levels, and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, licensure, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of biopharmaceutical products such as those we are developing. Our product candidates must be approved or licensed by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory authorities before they may be legally marketed in foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in the European Union (“EU”) are addressed in a centralized way, but country-specific regulation remains essential in many respects. The process for obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

Regulation of Biopharmaceutical Products in the United States

In the United States, the FDA regulates small molecule drugs under the Federal Food, Drug and Cosmetic Act (“FDCA”), and biological products additionally under the Public Health Service Act (“PHSA”) and their implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. The process required by the FDA before a biopharmaceutical product may be marketed in the United States generally involves the following:

∎	completion of nonclinical laboratory tests and certain nonclinical animal studies according to good laboratory practices (“GLPs”) and other applicable requirements;

∎	submission to the FDA of an IND, which must become effective before human clinical trials may begin and must be updated annually;

∎	approval by an independent Institutional Review Board (“IRB”) or ethics committee representing each clinical site before the trial is commenced;

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performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as good clinical practices (“GCPs”), and any additional requirements for the protection of human research patients and their health information, to establish the safety, purity and potency of the proposed biological product for its intended use;

∎	preparation of and submission to the FDA of a biologics license application (“BLA”) requesting approval for one or more proposed indications;

∎	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

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satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the proposed biological product is produced to assess compliance with current good manufacturing practices (“cGMPs”), to assure that the facilities, methods and controls are adequate to preserve the product candidate’s identity, strength, quality and purity;

∎	potential FDA audits of the nonclinical studies and clinical trial sites that generated the data in support of the BLA;

∎	satisfactory completion of an FDA Advisory Committee review, if applicable;

∎	payment of user fees under the Prescription Drug User Fee Act (“PDUFA”), unless exempted; and

∎	FDA review and approval of the BLA.

Nonclinical Studies and Investigational New Drug Application

Before testing any biopharmaceutical candidate in humans, the candidate must undergo rigorous preclinical testing. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the candidate. The conduct of preclinical tests must comply with federal regulations and requirements, including GLPs for certain studies. The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND, which is a request for authorization from the FDA to administer an investigational product to humans in clinical trials. Some preclinical testing may continue even after the IND is submitted.

An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on an IND at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not initiate or resume under the IND without FDA authorization and then only under terms authorized by the FDA.

Clinical Trials in Support of an NDA or BLA

Clinical trials involve the administration of the product candidate to human subjects under the supervision of qualified investigators in accordance with GCPs, which include, among other things, the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent IRB or ethics committee at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board (“DSMB”), which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries. Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1. The product candidate is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. These trials are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the candidate in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness.

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Phase 2. The candidate is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the candidate for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency and safety of the candidate in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide an adequate basis for product labeling.

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA.

During all phases of clinical development, regulatory authorities require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and to the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human patients, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its DSMB may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Concurrently with clinical trials, companies usually complete additional studies and must also develop additional information about the physical characteristics of the product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final product.

Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf life.

Submission, Review and Approval of an NDA or BLA to FDA

After the completion of clinical trials of a product, FDA approval of an NDA or BLA must be obtained before commercial marketing of the product. The NDA or BLA submission must include results of product development, including results from laboratory and animal studies, human trials, information on the manufacture and composition of the product, proposed labeling and other relevant information.

Under the PDUFA, as amended, each application must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual program fee for products. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on applications for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Within 60 days following submission of the application, the FDA reviews an NDA or BLA submitted to determine if it is substantially complete before the FDA accepts it for filing. The FDA may refuse to file any application that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the application must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the application. The FDA reviews the NDA or BLA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. Under the PDUFA guidelines that are currently in effect, the FDA has a goal to complete a standard review of an original application within ten months after the filing date, or, if the application qualifies for priority review, within six months after the filing date.

The FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

During the product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy (“REMS”) is necessary to assure the safe use of the product. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the FDA concludes a REMS is needed, the sponsor of the application must submit a proposed REMS. The FDA will not approve the application without a REMS, if required.

Before approving an NDA or BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications.

Additionally, the FDA may also inspect one or more clinical sites to assure that the clinical trials in support of the application were conducted in compliance with IND trial requirements and GCP requirements.

After the FDA evaluates the application and conducts any inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter (“CRL”). An approval letter authorizes commercial marketing of the product with prescribing information for specific indications. A CRL indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A CRL typically describes all of the specific deficiencies in the application identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the CRL may include recommended actions that the applicant might take to place a resubmitted application in a condition for approval. If a CRL is issued, the applicant may either resubmit the application, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials or studies designed to further assess the product, as well as testing and surveillance programs to monitor the safety of approved products that have been commercialized and may limit further marketing of the product based on the results of these post-marketing studies.

Pediatric Trials

Under the Pediatric Research Equity Act (“PREA”), as amended, an NDA or BLA or supplement thereto must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDCA requires that a sponsor of a product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial pediatric study plan (“PSP”) to the FDA not later than 60 days after the end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. Generally, development program candidates designated as orphan drugs are exempt from the above requirements. FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials, and/or other clinical development programs.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. The FDA may send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

Expedited Development and Review Programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing drug or biologic product candidates that meet certain criteria. Specifically, drug or biologic candidates are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a fast track designated candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA or BLA is submitted, the application may be eligible for priority review with respect to a fast track drug candidate, the FDA may consider for review sections of the application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections, the FDA agrees to accept sections and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

A drug or biologic candidate intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product candidate can receive breakthrough therapy designation if preliminary clinical evidence indicates that the drug or biologic alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.

Any drug or biologic candidate, submitted to the FDA for approval, including a drug with a fast track or breakthrough designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review. An NDA or BLA is eligible for priority review if the product candidate is intended to treat a serious condition, and if approved would provide a significant improvement in the treatment, diagnosis or prevention of a disease compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application for a new product designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of original applications under its current PDUFA review goals.

Additionally, depending on the design of the applicable clinical studies, a product may be eligible for accelerated approval. In particular, products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA generally requires that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled confirmatory clinical studies and may require such confirmatory studies to be underway prior to granting any accelerated approval. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required confirmatory trials in a timely manner or if such trials fail to verify the predicted clinical benefit. In addition, the FDA requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same product as defined by the FDA, for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Post-Approval Regulation

If regulatory approval for a product or new indication for an existing product is obtained, the sponsor will be required to comply with all generally applicable post-approval regulatory requirements as well as any specific post-approval requirements that the FDA may impose as part of the approval process. The sponsor will be required to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with advertising and promotional labeling requirements and record-keeping requirements. Manufacturers and certain of their subcontractors must register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money and effort to maintain compliance with cGMP regulations and other regulatory requirements.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

∎	restrictions on the marketing or manufacturing of the product;

∎	fines, warning letters or holds on clinical trials;

∎	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product licenses;

∎	product recall, seizure or detention, or refusal to permit the import or export of products;

∎	mandated modification of promotional materials and labeling and the issuance of corrective information;

∎	issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product;

∎	withdrawal of the product from the market; or

∎	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates the marketing, labeling, advertising and promotion of prescription products placed on the market. This regulation includes, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities and promotional activities involving the internet and social media. Promotional claims about a product’s safety or effectiveness are prohibited before it is approved. After approval, a product generally may be promoted for uses or patient populations consistent with the product’s prescribing information. In the United States, healthcare professionals are generally permitted to prescribe products for uses that are not approved by the FDA (sometimes called “off-label use”) because the FDA does not regulate the practice of medicine. However, FDA regulations restrict manufacturers’ communications about off-label uses. Promotional materials for approved products generally must be submitted to the FDA in conjunction with their first use.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare & Medicaid Services (“CMS”), other divisions of the U.S. Department of Health and Human Services (“HHS”), for example, the Office of Inspector General, the U.S. Department of Justice (“DOJ”) and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, our business practices, including our research and any future sales, marketing and scientific/educational grant programs may be required to comply with federal anti-kickback and fraud and abuse laws, the false claims laws, the data privacy and security provisions of the Health Insurance Portability and Accountability Act (“HIPAA”), federal transparency requirements and similar state laws, each as amended.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, including any kickback, bribe or rebate, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for, either the referral of an individual for, or the purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Rather, if “one purpose” of the remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.

The federal civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have knowingly presented or caused to be presented a false or fraudulent claim to, among others, a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The federal civil False Claims Act (“FCA”) prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government in order to avoid, decrease or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the federal government. Pharmaceutical and other healthcare companies are being investigated or, in the past, have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, pharmaceutical and other healthcare companies also have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-reimbursable uses. Moreover, a claim that includes items or services resulting from a violation of the federal Anti- Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA.

HIPAA created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

We are and may become subject to data privacy and security obligations under both the federal government and the state governments in which we conduct our business. For example, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and their implementing regulations, imposes requirements on certain types of individuals and entities, including covered entities, for example, certain healthcare providers, health plans and healthcare clearinghouses, and their respective business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity and their subcontractors that use, disclose, access, or otherwise process individually identifiable protected health information, relating to the privacy, security and transmission of individually identifiable health information. In addition, certain state laws govern the privacy and security of health and other personal information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

The federal Physician Payments Sunshine Act and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with certain exceptions, annually report information to CMS related to certain payments or other transfers of value made or distributed to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (such as physician assistants, nurse practitioners) and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members.

Also, many states have similar fraud and abuse statutes or regulations similar to the aforementioned federal laws that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. In order to manufacture or distribute products commercially, we must comply with state laws that require the registration or licensure of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states and local jurisdictions have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs and comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to us, we may be subject to significant penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Data Privacy and Security Laws

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, “process”) personal data (including health-related information) and other sensitive information, including proprietary and confidential business information and information we collect about trial participants in connection with clinical trials (collectively, “sensitive information”). Accordingly, we are subject to numerous state, federal and foreign laws and regulations; contractual obligations; industry standards; policies and other obligations related to data privacy and security. For example, in the United States, numerous federal and state laws and regulations, including data breach notification laws; health information privacy and security laws; data transfer laws and rules; and consumer protection laws each govern or may govern the processing of sensitive information and these obligations are increasingly stringent and reflect the evolving regulatory frameworks related to personal data processing that increase our compliance obligations and exposure for any actual or perceived noncompliance.

In addition, certain foreign laws and regulations also govern the privacy, security and processing of sensitive information and apply presently or may apply in the future to our operations. For example, China has enacted the Personal Information Protection Law (the “PIPL”), Data Security Law (the “DSL”), the Cybersecurity Law (the “CSL”) and other implementing regulations to govern data privacy and security (including cross-border data transfers). Under the PIPL, entities conducting cross-border transfers of personal data are required to meet certain conditions, including, to the extent applicable, satisfaction of the security assessments conducted by competent government authorities, signing and filing of standard contracts or obtaining certifications from qualified institutions, and fulfillment of notice and consent requirements. The DSL mandates entities processing “important data” to comply with specific data security obligations. The CSL requires network operators to follow the principles of legality, legitimacy, and necessity when collecting and using personal data. Further, certain industry-specific Chinese laws and regulations apply to the collection and processing of trial participants’ data and human genetic resources, such as China’s Biosecurity Law and Regulations on the Administration of Human Genetic Resources.

Under the PIPL, entities conducting cross-border transfers of personal information are required to meet certain conditions, including satisfaction of the security assessments conducted by competent government authority, signing and filing of standard contracts or obtaining certifications from qualified institutions, and fulfillment of notice and consent requirements. The DSL came into effect on September 1, 2021 and mandates entities processing “important data” to comply with specific data security obligations. The CSL, enacted in November 2016 and revised on October 28, 2025, with the amendment taking effect on January 1, 2026, requires network operators to follow the principles of legality, legitimacy, and necessity when collecting and using personal information, to publicly disclose rules governing such collection and use, to clearly specify the purpose, method, and the scope of the collection and use, and to obtain the consent of the individuals whose personal information is collected and used.

Further, certain industry-specific Chinese laws and regulations apply to the collection and processing of trial participants’ data and human genetic resources, such as China’s Biosecurity Law and Regulations on the Administration of Human Genetic Resources.

Data privacy and security laws, regulations and other obligations are constantly evolving, may conflict with each other, increase our compliance efforts and can result in investigations, proceedings, actions or other adverse consequences including those that involve significant civil and/or criminal penalties and restrictions on data processing.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and certain markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage, and establish adequate reimbursement levels for such products. No uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. As a result, the coverage determination process is often time-consuming and costly.

In the United States, third-party payors include federal and state healthcare programs, private managed care providers, health insurers and other organizations. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price of a product or from establishing the reimbursement rate that such a payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Additionally, any companion diagnostic test that we develop will be required to obtain coverage and reimbursement separate and apart from the coverage and reimbursement we seek for our product candidates, if approved.

Further, the United States government and foreign governments have continued implementing cost-containment measures. For example, HHS imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. HHS has also been empowered to negotiate the price of certain single-source biologics that have been on the market for at least eleven (11) years covered under Medicare and single source drugs that have been on the market for at least seven (7) years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis.

The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if the government and third- party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on healthcare pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product candidates for which marketing approval is obtained. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

For example, the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the “Affordable Care Act”) has substantially changed healthcare financing and delivery by both governmental and private insurers.

Since its enactment, there have been executive, judicial and political challenges to certain aspects of the Affordable Care Act. For example, on July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”) was signed into law, which narrowed access to Affordable Care Act marketplace exchange enrollment and declined to extend the Affordable Care Act enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired Affordable Care Act subsidies.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted, including aggregate reductions to Medicare payments to providers, which went into effect beginning on April 1, 2013, and, due to subsequent legislative amendments to the statute will stay in effect through 2032, unless additional Congressional action is taken.

The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with certain pharmaceutical companies that require the drug manufacturers to offer, through a direct-to-consumer platform (TrumpRx) U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives; (3) imposing tariffs on certain imported pharmaceutical products; and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, the U.S. Supreme Court’s Loper Bright decision greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Additional state and federal healthcare reform measures likely will be adopted in the future.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act (“FCPA”), prohibits any U.S. individual, business, or its representatives and agents, from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of a foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Europe / Rest of World Government Regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions. Whether or not we obtain FDA approval of a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In other countries, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If we or our potential collaborators fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension, variation or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Facilities

Our principal executive offices are located in San Diego, California, where we lease 23,461 square feet of office space pursuant to a lease agreement that expires in August 2031. We currently sublease approximately 6,238 square feet of this space under two separate sublease agreements, one of which expires on March 11, 2027, with up to three six-month extension options, and the other of which expires on December 31, 2026. We believe our existing facilities meet our current needs. We will need additional space in the future as we continue to build our development, commercial and support teams. We believe we can find suitable additional space in the future on commercially reasonable terms.

Employees and Human Capital Resources

As of June 30, 2026, we had 55 employees, 38 of whom were primarily engaged in research and development activities and nearly one-third of whom hold Ph.D., Pharm.D., M.D. or DHSc degree. None of our employees are represented by a labor union or party to a collective bargaining agreement. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Legal Proceedings

We are not currently a party to any legal proceedings. From time to time, we may, however, in the ordinary course of business face various claims brought by third parties, and we may, from time to time, make claims or take legal actions to assert our rights, including intellectual property rights as well as claims relating to employment matters and the safety or efficacy of our products. Any of these claims could subject us to costly litigation, and, while we generally believe that we have adequate insurance to cover many different types of liabilities, our insurance carriers may deny coverage, may be inadequately capitalized to pay on valid claims, or our policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, any such claims, whether or not successful, could damage our reputation and business.

RALLYBIO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Rallybio’s financial condition and results of operations should be read together with Rallybio’s consolidated financial statements for the years ended December 31, 2025 and 2024 and Rallybio’s unaudited condensed consolidated financial statements for the three months ended March 31, 2026 and 2025, and the related notes appearing elsewhere in this proxy statement/prospectus. This discussion and other parts of this proxy statement/prospectus contain forward-looking statements that involve risks and uncertainties, such as statements regarding Rallybio’s plans, objectives, expectations, intentions and projections. Rallybio’s actual results could differ materially from those described in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this proxy statement/prospectus.

Unless otherwise indicated or the context otherwise requires, references in this section to “Rallybio,” the “Company,” “we,” “us,” “our” and other similar terms refer to Rallybio and its subsidiaries.

Our Business

We are a clinical-stage biotechnology company comprised of experienced biopharma industry leaders with extensive research, development, and rare disease expertise with a mission to develop and commercialize life-transforming therapies for patients with severe and rare diseases. Our lead program, RLYB116, is a differentiated complement C5 inhibitor with the potential to treat diseases of complement dysregulation. In addition, RLYB332, a long-acting MTP-2 antibody for the treatment of diseases of iron overload is currently in preclinical development.

Recent Developments

On March 1, 2026, Rallybio entered into an Agreement and Plan of Merger and Reorganization with Candid Therapeutics, Inc. (“Candid”) (the “Candid Merger Agreement”) pursuant to which the parties intended to undertake a business combination (the “Candid Merger”).

On May 3, 2026, Candid terminated the Candid Merger Agreement concurrently with entering into a Permitted Alternative Agreement (as defined in the Candid Merger Agreement) with UCB S.A. (“UCB”). As a result of the termination of the Candid Merger Agreement, we were paid a $50.0 million Parent Termination Fee (as defined in the Candid Merger Agreement) and were reimbursed $0.4 million for certain expenses on May 4, 2026.

Upon the termination of the Candid Merger Agreement, we immediately restarted the evaluation of strategic alternatives that we initiated in 2025 and on May 31, 2026, Rallybio entered into the Merger Agreement with Avenzo, a clinical-stage biotechnology company developing next-generation oncology therapies, and Merger Sub. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Avenzo, with Avenzo surviving as a wholly owned subsidiary of Rallybio (the “Merger” and, together with all of the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”). The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, (a) each then-outstanding share of common stock or preferred stock of Avenzo (each such share, an “Avenzo Share”) (excluding any share described in clauses (b) or (c) below and Avenzo Shares held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of Rallybio Common Stock, calculated in accordance with the Exchange Ratio as set forth in the Merger Agreement, (b) each Avenzo Share issued in the Concurrent Financing (as defined below) will be converted into the right to receive a number of shares of Rallybio Common Stock calculated in accordance with the Merger Agreement, (c) any Avenzo Shares held as treasury shares or held or owned by Rallybio, Merger Sub or any subsidiary of Rallybio or Avenzo immediately prior to the Effective Time will be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each then-outstanding option to purchase Avenzo Shares will be converted into an option to purchase Rallybio Common Stock, subject to adjustment as set forth in the Merger Agreement.

Under the Exchange Ratio formula in the Merger Agreement, upon the closing of the Merger (the “Closing” and such date, the “Closing Date”), on a pro forma basis and based upon the number of shares of Rallybio Common Stock expected to be issued in connection with the Merger and the Concurrent Financing, pre-Merger equityholders of

Avenzo (other than investors in the Concurrent Financing) are expected to own approximately 56.6% of the combined company, pre-Merger equityholders of Rallybio will own approximately 2.8% of the combined company and the investors in the Concurrent Financing are expected to own approximately 40.6% (assuming gross proceeds from the Concurrent Financing of $215.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Rallybio of $15.0 million (calculated after giving effect to the expected payment of Parent Distributions), (ii) a valuation for Avenzo of $300.0 million, and (iii) the relative capitalization of Rallybio and Avenzo. The percentage of the combined company that each party’s equityholders will own following the Closing is subject to certain adjustments as described in the Merger Agreement, including the amount of the final Rallybio Net Cash at Closing. At any time prior to the Closing, Rallybio will declare distributions (each a “Rallybio Distribution”) of Rallybio Net Cash to holders of Rallybio Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Rallybio Common Stock outstanding as of the applicable record date, subject to the terms of the Merger Agreement.

Immediately prior to the Effective Time, Rallybio and a rights agent (the “Rights Agent”) are expected to enter into a Contingent Value Rights Agreement (the “CVR Agreement”), pursuant to which holders of record of certain Rallybio securities as of the close of business on the last business day prior to the day on which the Effective Time occurs will receive one contingent value right (each, a “CVR”) for each outstanding share of Rallybio Common Stock, pre-funded warrant, Rallybio restricted stock unit or In the Money Parent Option (as defined in the Merger Agreement) held as of such date. Pursuant to the CVR Agreement, each CVR holder will be entitled to receive their pro rata share of all of the net proceeds (including cash or the value of stock to the extent listed on a national exchange, at the time of disposition), if any, received by Rallybio as a result of payments (“CVR Payments”) made to Rallybio of (i) any upfront, milestone, royalty and other payments received under any disposition agreement related to Rallybio’s pre-Merger assets (the “Legacy Assets”), and (ii) all of the cash proceeds, if any, received from Recursion Pharmaceuticals, Inc. under the Membership Interest Purchase Agreement, dated July 8, 2025, by and among Recursion Pharmaceuticals, Inc., Exscientia Ventures I, Inc., Rallybio Corporation and Rallybio IPB, LLC. For a period of four months after the Closing Date, Rallybio will use commercially reasonable efforts to effect the disposition of the Legacy Assets with respect to a third party that Rallybio had been in discussions with regarding a disposition prior to the Closing Date, subject to certain limitations. Such net proceeds will be subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred or other liabilities borne by Rallybio or its affiliates in respect of the Legacy Assets, and losses incurred by Rallybio or its affiliates due to a third-party proceeding in connection with such disposition.

We completed a confirmatory PK and PD study of RLYB116 in healthy volunteers in 2025 and reported data in the first quarter of 2026.

In July 2025, we entered into a Membership Interest Purchase Agreement (the “ENPP1 Purchase Agreement”) with Recursion Exscientia Ventures I, Inc., an indirect wholly owned subsidiary of Recursion (“Buyer”), and Rallybio IPB, LLC, a wholly owned subsidiary of Rallybio Corporation, to sell our interest in REV102, an ENPP1 inhibitor in preclinical development for the treatment of patients with HPP, to Buyer (the “JV Sale”). In connection with the JV Sale, we received a total of $20.0 million in the third quarter of 2025 including $7.5 million from an upfront payment and $12.5 million from a milestone payment related to the initiation of additional preclinical studies. We are eligible to receive a $5.0 million milestone payment in connection with the initiation of dosing in a Phase 1 clinical study, as defined in the ENPP1 Purchase Agreement and low single-digit royalties on all future net sales by Recursion of products comprising or incorporating certain compounds developed by REV-I. We may also be eligible to receive certain payments in the event of Recursion’s sale of the REV102 program.

In April 2025, we announced the discontinuation of our RLYB212 program for the prevention of FNAIT based on PK data from the Phase 2 clinical trial that demonstrated an inability of the RLYB212 dose regimen to achieve predicted target concentrations, as well as the minimum target concentration required for efficacy.

Complement Dysregulation

RLYB116 is an innovative, once-weekly, small volume, subcutaneously injected inhibitor of C5 in development for the treatment of patients with complement-related diseases. We have completed two Phase 1 clinical trials in healthy participants that included the study of RLYB116 as both a SAD and a MAD. After the first Phase 1 clinical trial, we completed manufacturing process enhancements that were designed to improve the tolerability of RLYB116. In 2025, we completed the confirmatory Phase 1 clinical trial evaluating the PK/PD properties of RLYB116. The confirmatory trial achieved its two key objectives including: a significant improvement in the tolerability of RLYB116 and demonstration of complete and sustained inhibition of terminal complement. These results support the study of RLYB116 as a potential best-in-class therapeutic for multiple complement mediated diseases.

Hematological Disorders

In May 2022, we obtained worldwide exclusive rights to RLYB331, a preclinical, monoclonal antibody that is designed to inhibit MTP-2. The inhibition of MTP-2 significantly increases levels of hepcidin, decreases iron load and treats ineffective erythropoiesis. In 2024, we re-engineered RLYB331 to extend its half-life and completed non-clinical studies that demonstrated favorable tolerability, dose-dependent PK, and sustained PD effects with RLYB332, a long-acting version of RLYB331. These findings, which were presented in a poster at the 66th annual meeting of the ASH, support the continued development of RLYB332 as a potentially best-in-class therapeutic for treating diseases of iron overload.

Our Operations

Since inception, we have devoted substantially all of our resources to raising capital, organizing and staffing the Company, business planning, conducting discovery and research activities, acquiring or discovering product candidates, establishing and protecting our intellectual property portfolio, developing and progressing our product candidates, preparing for and conducting clinical trials and establishing arrangements with third parties for the manufacture of our product candidates and component materials, including activities relating to our preclinical development and manufacturing activities for each of our programs. We do not have any product candidates approved for sale and have not generated any revenue from product sales.

Since our inception, we have funded our operations primarily through equity financings. From our inception and prior to our initial public offering (“IPO”), we received proceeds of approximately $182.5 million from equity financings. In August 2021, we closed our IPO and issued and sold 891,250 shares of common stock, inclusive of 116,250 shares sold pursuant to the full exercise of the underwriters’ option to purchase additional shares, at a public offering price of $104.00 per share. We received net proceeds of approximately $83.0 million, after deducting underwriting discounts and commissions and other offering costs.

In November 2022, we completed a follow-on offering of approximately $54.8 million pursuant to which we issued 725,456 shares of common stock, inclusive of 100,456 shares of common stock sold pursuant to the partial exercise of the underwriters’ option to purchase additional shares at a price of $48.00 per share and to certain investors in lieu of common stock, pre-funded warrants to purchase up to an aggregate of 416,673 shares of common stock at a price of $47.9992, which represents the per share public offering price for the shares less the $0.0008 per share exercise price for each pre-funded warrant. The net proceeds from the November 2022 follow-on offering were approximately $50.8 million, after deducting underwriting discounts and commissions and other offering costs.

In April 2024, we entered into a securities purchase agreement (the “JJDC Securities Purchase Agreement”) with Johnson & Johnson Innovation-JJDC, Inc. (“JJDC”), pursuant to which we sold to JJDC, in an unregistered offering, 454,545 shares of our common stock at a price of $14.56 per share, which represented a 10% premium on our closing stock price on April 9, 2024, for aggregate gross proceeds of approximately $6.6 million, before deducting offering expenses. We agreed, among other things, to file with the SEC a registration statement covering the resale of the shares, which we filed on May 10, 2024.

In July 2025, we announced that we had entered into the ENPP1 Purchase Agreement to sell our interest in REV102, an ENPP1 inhibitor in preclinical development for the treatment of patients with HPP, to Buyer. In connection with the JV Sale, we received a total of $20.0 million in the third quarter of 2025 including $7.5 million from an upfront payment and $12.5 million from a milestone payment related to the initiation of additional preclinical studies. We are eligible to receive a $5.0 million milestone cash payment in connection with the initiation of dosing in a Phase 1 clinical study, as defined in the ENPP1 Purchase Agreement and low single-digit royalties on all future net sales by Recursion of products comprising or incorporating certain compounds developed by REV-I. We may also be eligible to receive certain payments in the event of Recursion’s sale of the REV102 program.

As of December 31, 2025, we had cash, cash equivalents and marketable securities of $54.7 million, and as of March 31, 2026, we had cash, cash equivalents and marketable securities of $46.8 million. In May 2026, following the termination of the Candid Merger Agreement, we received a $50.0 million Parent Termination Fee and were reimbursed $0.4 million for certain expenses. We believe that our existing cash, cash equivalents and marketable securities, together with the Parent Termination Fee and expense reimbursement received after March 31, 2026, will be sufficient to fund our operating expenses and capital expenditure requirements for at least 12 months following the date of this proxy statement/prospectus, although we anticipate that the proposed merger with Avenzo will be completed in 2026. See “—Liquidity and Capital Resources.”

We have incurred significant operating losses since inception, including net losses of $9.0 million and $57.8 million for the years ended December 31, 2025 and 2024, respectively, and net losses of $8.3 million and $9.4 million for the three months ended March 31, 2026 and 2025, respectively. Our loss for the year ended December 31, 2025 included a $23.0 million gain in connection with the JV Sale in 2025. As of March 31, 2026, we had an accumulated deficit of $310.3 million. These losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations. We have not commercialized any products and have never generated revenue from the commercialization of any product. If we are unable to complete the proposed transaction with Avenzo, we may need to raise additional capital. There can be no assurances, however, that additional funding will be available on terms acceptable to us, or at all.

Components of Results of Operations

Revenue

We do not have any product candidates approved for sale and have not generated any revenue from product sales. In April 2024, we entered into a two-year collaboration agreement (the “J&J Collaboration Agreement”) with Johnson & Johnson, through its wholly-owned subsidiary, Momenta Pharmaceuticals, Inc. (“J&J”). Our collaboration and license revenue to date is related to data collection and data submission performance obligations pursuant to the two-year J&J Collaboration Agreement to facilitate the advancement of research into products to address unmet needs relating to FNAIT. Pursuant to the J&J Collaboration Agreement, we received an upfront payment of $0.5 million from J&J for the information dissemination and data provision services under the agreement. We were also eligible to receive additional payments upon certain triggers related to the companies’ FNAIT studies, however, in connection with our decision in April 2025 to discontinue development of RLYB212, we do not expect payments regarding the achievement of certain enrollment-related events.

We determined there were performance obligations as follows:

(1) Data collection and submission revenue—derived from Rallybio’s ongoing management of the studies including the maintenance of a minimum site footprint, the license to utilize, and timely, semi-annual submission of the anonymized data, in the required formats.

(2) Dissemination of J&J materials & participant revenue—derived from Rallybio’s dissemination of content, information or materials related to the J&J-Sponsored Studies that are developed by J&J and are provided by Rallybio for the purpose of disseminating such content, information, or materials to staff at Rallybio study sites to provide to potential eligible participants regarding J&J’s independent study.

In April 2024, we also entered into the JJDC Securities Purchase Agreement. Under the terms of the JJDC Securities Purchase Agreement, JJDC made an equity investment purchasing 454,545 shares of common stock with a par value of $0.0001 per share for a share purchase price of $14.56 per share which includes a 10% premium for an aggregate purchase price of $6.6 million. The JJDC Securities Purchase Agreement contains provisions related to the registration of the shares and the restriction on the sale or transfer of the shares for a period of time. We determined the J&J Collaboration Agreement and JJDC Securities Purchase Agreement represented combined agreements. In accordance with Accounting Standards Codification 606, Revenue Recognition and Accounting Standards Codification Topic 820, Fair Value Measurement, total consideration of $1.2 million for the shares of common stock from the JJDC Securities Purchase Agreement, which represents the premium of $0.7 million and discount for lack of marketability of $0.5 million, has been allocated to revenue and will be recognized over the two year expected performance period. On April 9, 2026, the J&J Collaboration Agreement terminated upon completion of the initial term of the agreement.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred in connection with our research and development activities, including our drug discovery efforts and the development of our product candidates. We expense research and development costs as incurred, which include:

∎

external research and development expenses incurred under agreements with third parties, such as contract research organizations (“CROs”) as well as investigative sites and consultants that conduct our clinical trials and other scientific development services;

∎	costs related to manufacturing material for our clinical trials, including expenses related to the manufacturing scale-up and fees paid to contract manufacturing organizations (“CMOs”);

∎	employee-related expenses, including salaries, bonuses, benefits, share-based compensation and other related costs for those employees involved in research and development efforts;

∎	costs of outside consultants, including their fees, and related travel expenses;

∎

expenses to acquire technologies, such as intellectual property, to be used in research and development including in-process research and development (“IPR&D”) that has no alternative future use at the time of asset acquisitions;

∎	costs related to compliance with quality and regulatory requirements; and

∎	facilities, depreciation and other indirect costs allocated to employees and activities supporting our research and development efforts.

Costs for certain activities are recognized based on an evaluation of the progress to completion of each specific contract using information and data provided to us by our vendors and analyzing the progress of our research studies or other services performed. Significant judgments and estimates are made in determining the expenses incurred at the end of any reporting period.

Our direct, external research and development expenses consist primarily of fees paid to outside consultants, CROs, CMOs and research laboratories in connection with our process development, manufacturing and clinical development activities. Our direct external research and development expenses also include fees incurred under license and intellectual property purchase agreements. We track these external research and development costs on a program-by-program basis.

We do not allocate employee costs, facility costs, including depreciation, or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources and third-party consultants primarily to conduct our research and development activities as well as for managing our process development, manufacturing and clinical development activities.

The successful development of any product candidate is highly uncertain. If we are unable to complete the proposed transaction with Avenzo, we will need to raise substantial additional capital in the future to fund the future development of our current programs. We intend to focus our near term research and development efforts on completing the ongoing activities and preparing our programs for a potential transaction or sale.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, benefits and share-based compensation for our personnel in executive, legal, business development, finance and accounting, and other administrative functions. General and administrative expenses also include legal fees relating to intellectual property and corporate matters, professional fees paid for accounting, auditing, tax and consulting services, insurance costs, travel expenses and direct and allocated facility costs not otherwise included in research and development expenses. We expect our general and administrative expenses to increase in the short term in connection with activities to support the completion of the potential transaction with Avenzo.

Total Other Income, Net

Total other income, net, includes interest income earned on cash, cash equivalents and marketable securities, and income and expense items, including income related to the proceeds from the JV Sale.

Loss on Investment in Joint Venture

We recognize the pro-rata share of losses in the joint venture with Recursion (as successor in interest to Exscientia) on the consolidated statements of operations and comprehensive loss within the loss on investment in joint venture line item, with a corresponding change to the joint venture investment asset on the consolidated balance sheets for equity method investments for which we do not have a controlling interest in. In July 2025, we sold our interest in REV102 to Recursion.

Comparison of the Three Months Ended March 31, 2026 and 2025

The following table summarizes our results of operations:

	FOR THE THREE MONTHS ENDED MARCH 31,
(in thousands)	2026	2025	CHANGE
Revenue:
Collaboration and license revenue	$212	$212	$—

Total revenue	212	212	—
Operating expenses:
Research and development	2,871	5,725	(2,854)
General and administrative	6,074	4,157	1,917

Total operating expenses	8,945	9,882	(937)

Loss from operations	(8,733)	(9,670)	937

Total other income, net	455	818	(363)

Loss before equity in losses of joint venture	(8,278)	(8,852)	574
Loss on investment in joint venture	—	587	(587)

Net loss	$(8,278)	$(9,439)	$1,161

Revenue

Collaboration and license revenue was $0.2 million for both the three months ended March 31, 2026 and 2025.

Operating Expenses

Research and Development Expenses

The following table summarizes our research and development costs for each of the periods presented:

	FOR THE THREE MONTHS ENDED MARCH 31,
(in thousands)	2026	2025	CHANGE
Direct research and development by program
RLYB212	$56	$2,438	$(2,382)
RLYB116	396	619	(223)
Other program candidates	2	(163)	165
Other unallocated research and development costs
Personnel expenses (including share-based compensation)	2,280	2,589	(309)
Other expenses	137	242	(105)

Total research and development expenses	$2,871	$5,725	$(2,854)

Research and development expenses were $2.9 million for the three months ended March 31, 2026, compared to $5.7 million for the three months ended March 31, 2025. The decrease of $2.9 million in 2026 as compared to 2025 was primarily due to:

∎

a $2.4 million decrease in RLYB212 development costs, primarily related to a decrease in clinical development costs and other related development costs as a result of our discontinuation of the FNAIT program in April 2025;

∎	a $0.2 million decrease in RLYB116 development costs, primarily related to a decrease in manufacturing costs and other related development costs; and

∎

a $0.3 million decrease in personnel expenses, primarily related to lower ongoing headcount during the three months ended March 31, 2026 as compared to the same period in 2025, in addition to a decrease in share-based compensation and the lack of any bonus accrual in 2026; offset by an increase in severance recognized in connection with the terminated Merger with Candid.

General and administrative expenses were $6.1 million for the three months ended March 31, 2026, compared to $4.2 million for the three months ended March 31, 2025. The increase of $1.9 million in 2026 as compared to 2025 was primarily due to:

∎

a $2.7 million increase primarily related to legal fees, professional fees and other related general and administrative expenses, the vast majority of which was incurred in connection with the terminated Merger with Candid.

This increase was partially offset by:

∎

a $0.8 million decrease in personnel expenses, primarily related to lower ongoing headcount during the three months ended March 31, 2026 as compared to the same period in 2025, in addition to a decrease in share-based compensation and the lack of any bonus accrual in 2026; offset by an increase in severance recognized in connection with the terminated Merger with Candid.

Total Other Income, Net

Total other income, net, for the three months ended March 31, 2026 was $0.5 million compared to $0.8 million for the three months ended March 31, 2025. The decrease in total other income of $0.4 million was primarily related to a decrease in interest income from marketable securities due to a lower excess cash balance.

Loss On Investment In Joint Venture

Loss on investment in joint venture was $0.6 million for the three months ended March 31, 2025. In July 2025, we sold our interest in REV102 to Recursion which resulted in no loss on investment in joint venture for the three months ended March 31, 2026.

Comparison of the years ended December 31, 2025 and 2024

The following table summarizes our results of operations:

	FOR THE YEAR ENDED DECEMBER 31,		CHANGE
(in thousands)	2025	2024
Revenue:
Collaboration and license revenue	$858	$636	$222

Total revenue	858	636	222
Operating expenses:
Research and development	19,597	41,507	(21,910)
General and administrative	14,325	19,625	(5,300)

Total operating expenses	33,922	61,132	(27,210)

Loss from operations	(33,064)	(60,496)	27,432

Total other income, net	24,960	4,960	20,000

Loss before equity in losses of joint venture	(8,104)	(55,536)	47,432
Loss on investment in joint venture	874	2,239	(1,365)

Net loss	$(8,978)	$(57,775)	$48,797

Revenue

Collaboration and license revenue was $0.9 million for the year ended December 31, 2025, compared to $0.6 million for the year ended December 31, 2024. The increase of $0.2 million in 2025 as compared to 2024 was due to our entrance into the J&J Collaboration Agreement in the second quarter of 2024 and the recognition of revenue related to the collaboration performance obligations.

Research and Development Expenses

The following table summarizes our research and development costs for each of the periods presented:

	FOR THE YEAR ENDED DECEMBER 31,
(in thousands)	2025	2024	CHANGE
Direct research and development by program
RLYB212	$6,291	$21,287	$(14,996)
RLYB116	3,786	4,841	(1,055)
Other program candidates	(29)	1,901	(1,930)
Other unallocated research and development costs
Personnel expenses (including share-based compensation)	8,798	12,488	(3,690)
Other expenses	751	990	(239)

Total research and development expenses	$19,597	$41,507	$(21,910)

Research and development expenses were $19.6 million for the year ended December 31, 2025, compared to $41.5 million for the year ended December 31, 2024. The decrease of $21.9 million was primarily due to:

∎

a $15.0 million decrease in costs related to the development of RLYB212, primarily related to a decrease in clinical development costs, manufacturing costs and other related development costs as a result of our discontinuation of the FNAIT program in April 2025;

∎

a $1.1 million decrease in costs related to the development of RLYB116, primarily related to a decrease in manufacturing costs; which were partially offset by an increase in clinical development costs and other related development costs;

∎	a $1.9 million decrease in costs related to the development of other program candidates, primarily related to RLYB332 manufacturing costs and other related development costs; and

∎

a $3.7 million decrease in payroll and personnel-related expenses, primarily due to lower ongoing headcount during the year ended December 31, 2025 as compared to the same period in 2024; offset by an increase in personnel-related expenses due to the severance expense recognized in the second quarter of 2025 in connection with the workforce reduction, effective May 2, 2025.

General and Administrative Expenses

General and administrative expenses were $14.3 million for the year ended December 31, 2025, compared to $19.6 million for the year ended December 31, 2024. The decrease of $5.3 million was primarily due to:

∎

a $4.7 million decrease in personnel-related expenses, primarily related to lower ongoing headcount during the year ended December 31, 2025 as compared to the same period in 2024; offset by an increase in personnel-related expenses due to severance expense recognized in the second quarter of 2025 in connection with the workforce reduction, effective May 2, 2025; and

∎	a $0.6 million decrease primarily related to professional fees and other related general and administrative expenses; offset by an increase in legal fees.

Total Other Income, Net

Total other income, net, for the year ended December 31, 2025 was $25.0 million compared to $5.0 million for the year ended December 31, 2024. The increase in total other income of $20.0 million was primarily related to an increase in other income related to the JV Sale; offset by a decrease in interest income from marketable securities due to a lower excess cash balance.

Loss on Investment in Joint Venture

Loss on investment in joint venture for the year ended December 31, 2025 was $0.9 million compared to $2.2 million for the year ended December 31, 2024. The change was primarily due to the sale of our interest in REV102 in July 2025.

Liquidity and Capital Resources

Sources of Liquidity

On February 6, 2026, we executed a reverse stock split of our issued and outstanding common stock, par value $0.0001, at a ratio of 1-for-8 with a record date of December 30, 2025 (the “Reverse Stock Split”). All common stock, per share and related information included below have been adjusted retroactively, where applicable, to reflect the Reverse Stock Split.

Since our inception, we have funded our operations primarily through equity financings. From our inception and prior to our IPO, we received proceeds of approximately $182.5 million from equity financings. In August 2021, we closed our IPO and issued and sold 891,250 shares of common stock, inclusive of 116,250 shares sold pursuant to the full exercise of the underwriters’ option to purchase additional shares, at a public offering price of $104.00 per share. We received net proceeds of approximately $83.0 million, after deducting underwriting discounts and commissions and other offering costs.

In August 2022, we filed a registration statement on Form S-3 (the “Shelf”) with the SEC in relation to the registration and potential future issuance of common stock, preferred stock, debt securities, warrants and/or units of any combination thereof in the aggregate amount of up to $300.0 million. The Shelf was declared effective on August 15, 2022. Pursuant to General Instruction I.B.6 to Form S-3 (“Instruction I.B.6”), a company with a public float of less than $75.0 million measured at certain time periods may not issue securities under registration statements on Form S-3 in excess of one-third of its public float in a 12-month period. We are subject to the limitations of Instruction I.B.6, which may limit the amount of funds we can raise using the Shelf or any other registration statement on Form S-3. In connection with the Shelf, we also simultaneously entered into a Sales Agreement with TD Securities (USA) LLC (f/k/a Cowen and Company, LLC) (“TD Cowen”), which was amended on March 13, 2025 (as amended, the “Sales Agreement”). In accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $9.55 million from time to time at prices through TD Cowen acting as our agent. Pursuant to the Sales Agreement, sales of our common stock, if any, will be made in sales deemed to be “at the market offerings” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Under the Sales Agreement, TD Cowen will be entitled to compensation equal to 3.0% of the gross proceeds of any shares of common stock sold under the Sales Agreement. As of December 31, 2025, we had not sold any shares of common stock pursuant to the Sales Agreement.

In November 2022, we completed a follow-on offering of approximately $54.8 million consisting of 725,456 shares of common stock, inclusive of 100,456 shares of common stock sold pursuant to the partial exercise of the underwriters’ option to purchase additional shares at the price of $48.00 per share, and to certain investors in lieu of common stock, pre-funded warrants to purchase up to an aggregate of 416,673 shares of common stock at a price of $47.9992, which represents the per share public offering price for the shares less the $0.0008 per share exercise price for each pre-funded warrant. The net proceeds from the November 2022 follow-on offering were approximately $50.8 million, after deducting underwriting discounts and commissions and other offering costs.

In April 2024, we entered into the JJDC Securities Purchase Agreement, pursuant to which we sold to JJDC in an unregistered offering, 454,545 shares of our common stock at a price of $14.56 per share, which represented a 10% premium on our closing stock price on April 9, 2024, for aggregate gross proceeds of approximately $6.6 million, before deducting offering expenses. We agreed, among other things, to file with the SEC a registration statement covering the resale of the shares within 120 days following the closing of the offering. We filed this registration statement on May 10, 2024.

In July 2025, we announced that we had entered into the ENPP1 Purchase Agreement to sell our interest in REV102, an ENPP1 inhibitor in preclinical development for the treatment of patients with HPP, to Buyer (a subsidiary of our joint venture partner, Recursion). In the third quarter of 2025, we received a total of $20.0 million in connection with the JV Sale, including $7.5 million from an upfront payment and $12.5 million from a milestone payment related to the initiation of additional preclinical studies. We are eligible to receive a $5.0 million milestone cash payment in connection with the initiation of dosing in a Phase 1 clinical study, as defined in the ENPP1 Purchase Agreement and low single-digit royalties on all future net sales by Recursion of products comprising or incorporating certain compounds developed by REV-I. We may also be eligible to receive certain payments in the event of Recursion’s sale of the REV102 program.

As of December 31, 2025, we had $54.7 million of cash, cash equivalents and marketable securities, and as of March 31, 2026, we had $46.8 million of cash, cash equivalents and marketable securities. In May 2026, following the termination of the Candid Merger Agreement, we received a $50.0 million Parent Termination Fee and were reimbursed $0.4 million for certain expenses.

Uses of Liquidity

We currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years. See “—Contractual Obligations”.

Funding Requirements

We believe that our existing cash, cash equivalents and marketable securities, together with the $50.0 million Parent Termination Fee and $0.4 million expense reimbursement received in May 2026 after March 31, 2026, will be sufficient to fund our operating expenses and capital expenditure requirements for at least 12 months following the date of this proxy statement/prospectus, and we anticipate that the proposed merger with Avenzo will be completed in 2026.

Because of the numerous risks and uncertainties, length of time and scope of activities associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the actual amount of funds we will require for development, approval and any approved marketing and commercialization activities. Our future capital requirements will depend primarily on our ability to complete the proposed transaction with Avenzo.

If we do not complete the proposed transaction with Avenzo and until such time, if ever, as we generate significant revenue from product sales, we expect to finance our operations through the sale of equity, debt financings, marketing and distribution arrangements and collaborations, strategic alliances and licensing arrangements or other sources. We currently have no credit facility or committed sources of capital. Any future sales of equity will result in dilution to our existing stockholders. If we raise additional funds through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, and we may need to dedicate a substantial additional portion of any operating cash flows to the payment of principal and interest on such indebtedness. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate product candidate development or future commercialization efforts.

Cash Flows

The following table summarizes our cash flows for the three months ended March 31, 2026 and 2025:

	FOR THE THREE MONTHS ENDED MARCH 31,
(in thousands)	2026	2025
Net cash used in operating activities	$(7,978)	$(10,205)
Net cash provided by investing activities	17,900	11,081
Net cash provided by financing activities	3	—

Net increase in cash and cash equivalents	$9,925	$876

Operating Activities

During the three months ended March 31, 2026, net cash used in operating activities was $8.0 million as compared to $10.2 million during the three months ended March 31, 2025. The decrease in net cash used in operating activities during the three months ended March 31, 2026 as compared to the three months ended March 31, 2025 was primarily related to a decrease in research and development activities; offset by an increase in general and administrative activities.

Investing Activities

Net cash provided by investing activities was $17.9 million during the three months ended March 31, 2026 as compared to $11.1 million of net cash provided by investing activities during the three months ended March 31, 2025. The increase of $6.8 million in net cash provided by investing activities was primarily related to proceeds of $17.9 million from maturities of highly-rated debt securities during the three months ended March 31, 2026, as compared to proceeds from maturities of highly-rated debt securities of $18.0 million, partially offset by purchases of highly-rated debt securities of $5.9 million during the three months ended March 31, 2025.

Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2026 was $3 thousand, representing proceeds from the issuance of common stock from exercise of stock options. There were no financing activities during the three months ended March 31, 2025.

The following table summarizes our cash flows for the years ended December 31, 2025 and 2024:

	FOR THE YEAR ENDED DECEMBER 31,
(in thousands)	2025	2024
Net cash used in operating activities	$(29,813)	$(49,282)
Net cash provided by investing activities	47,268	33,492
Net cash provided by financing activities	16	5,199

Net increase (decrease) in cash and cash equivalents	$17,471	$(10,591)

Operating Activities

During the year ended December 31, 2025, net cash used in operating activities was $29.8 million as compared to $49.3 million for the year ended December 31, 2024. The decrease in net cash used in operating activities was primarily related to a decrease in research and development and general and administrative activities and changes in working capital.

Investing Activities

Net cash provided by investing activities was $47.3 million for the year ended December 31, 2025 as compared to $33.5 million for the year ended December 31, 2024. The increase of $13.8 million in net cash provided by investing activities was primarily related to proceeds of $46.5 million from maturities of highly-rated debt securities, in addition to an increase of $18.5 million primarily related to the $20.0 million in proceeds from the JV Sale, partially offset by purchases of highly-rated debt securities of $17.7 million during the year ended December 31, 2025, as compared to proceeds from maturities of highly-rated debt securities of $84.4 million, partially offset by purchases of highly-rated debt securities of $48.9 million during the year ended December 31, 2024.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 was $16 thousand, representing proceeds from the issuance of common stock under the stock purchase plan. Net cash provided by financing activities for the year ended December 31, 2024 was $5.2 million, primarily representing proceeds from the issuance of common stock pursuant to the JJDC Securities Purchase Agreement, after deducting offering costs and accounting for the total consideration allocation related to the J&J Collaboration Agreement of $1.2 million.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2025:

	PAYMENTS DUE BY PERIOD
(in thousands)	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Operating lease obligations	$190	$106	$84	$—	$—

The contractual obligation amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions and the approximate timing of the actions under the contracts.

Purchase and Other Obligations

We enter contracts in the normal course of business with CROs and other third-party vendors for clinical trials and testing and manufacturing services. Aside from those included in the table above, most contracts do not contain minimum purchase commitments and are cancellable by us upon written notice. Payments that may be due upon cancellation consist of payments for services provided or expenses incurred. These payments are not included in the table above as the amount and timing of such payments are not known.

We may incur contingent payments upon our achievement of clinical, regulatory and commercial milestones, as applicable under agreements we have entered into with various third-party entities pursuant to which we have acquired or in-licensed intellectual property. Due to the uncertainty of the achievement and timing of the events that require payment under these agreements, the amounts to be paid by us are not fixed or determinable at this time and have not been included in the table above. See “Rallybio’s Business-License Agreements” and “Rallybio’s Business-Asset Purchase Agreements” included elsewhere in this proxy statement/prospectus for a description of these agreements.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 “Summary of Significant Accounting Policies Basis of Presentation and Principles of Consolidation” to our consolidated financial statements included elsewhere in this proxy statement/prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

As part of the process of preparing our consolidated financial statements, we are required to estimate our research and development expenses that are incurred as of each reporting period. This process involves reviewing open contracts and purchase orders, communicating with our personnel and with vendors to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary.

We base our expenses related to research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid balance accordingly. Non-refundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period.

Share-Based Compensation

We account for share-based compensation in accordance with the Accounting Standards Codification 718, Compensation-Stock Compensation. Generally, share-based compensation is measured at the grant date for all equity-based awards made to employees based on the fair value of the awards and is recognized over the requisite service period, which is generally the vesting period. Share-based compensation for awards with performance conditions are recognized over the service period when achievement of the performance condition is probable. We have elected to recognize the actual forfeitures by reducing the share-based compensation in the same period as the forfeitures occur. We classify share-based compensation in the consolidated statements of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified.

The Black-Scholes option-pricing model uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our common stock options, the risk-free interest rate for a period that approximates the expected term of our common stock options, and our expected dividend yield. See Note 2 “Summary of Significant Accounting Policies Basis of Presentation and Principles of Consolidation” of our consolidated financial statements for additional information on the assumptions utilized in the Black-Scholes option-pricing model.

Emerging Growth Company and Smaller Reporting Company

As an EGC under the JOBS Act, we may delay the adoption of certain accounting standards until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the JOBS Act, for EGCs include presentation of only two years of audited financial statements in a registration statement for an IPO, an exemption from the requirement to provide an auditor’s report on internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, and less extensive disclosure about our executive compensation arrangements. Additionally, the JOBS Act provides that an EGC can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an EGC. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies. Therefore, the reported results of operations contained in our consolidated financial statements may not be directly comparable to those of other public companies.

We are also a “smaller reporting company” meaning that the market value of our stock held by non-affiliates is less than $700.0 million and our annual revenue was less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an EGC, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations and footnote disclosures is disclosed in Note 2 “Summary of Significant Accounting Policies Basis of Presentation and Principles of Consolidation” to our consolidated financial statements for the year ended December 31, 2025 appearing elsewhere in this proxy statement/prospectus.

AVENZO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Avenzo Therapeutics, Inc. should be read carefully, considered and evaluated in conjunction with its audited financial statements and the related notes and its unaudited interim condensed financial statements and the related notes included elsewhere in this proxy statement/prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Avenzo’s actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this proxy statement/prospectus. See the section of this proxy statement/prospectus titled “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Avenzo is a clinical-stage biotechnology company dedicated to developing next-generation oncology therapies with the goal of transforming cancer treatment for patients with limited options today. Despite advances in cancer treatment, the majority of patients with metastatic solid tumors experience disease progression due to the emergence of drug resistance or tolerability limitations that constrain sustained treatment, or both. Avenzo has built a pipeline of potentially differentiated oncology product candidates designed to improve upon the efficacy and/or safety profile of available therapies in indications with serious unmet medical needs.

Avenzo is advancing four clinical-stage product candidates across two therapeutic modalities: highly selective cyclin-dependent kinase (“CDK”) inhibitors and bispecific antibody-drug conjugates (“ADCs”). Each program leverages well-characterized tumor biology, targeting validated pathways where significant clinical gaps persist. Avenzo’s product candidates are designed to address both the primary drivers of cancer cell proliferation and/or key mechanisms of resistance with the goal of improving clinical outcomes.

Avenzo’s CDK portfolio is comprised of AVZO-021, a selective cyclin-dependent kinase 2 (“CDK2”) inhibitor, and AVZO-023, a selective CDK4 inhibitor, which Avenzo is developing for HR+/HER2- metastatic breast cancer. CDK4/6 inhibitors are standard-of-care therapy in this setting but are limited by both intrinsic and acquired resistance as well as hematologic toxicity associated with CDK6 inhibition, especially neutropenia, which frequently necessitates intermittent dosing, dose interruptions, or dose reductions. AVZO-021 has completed enrollment in its Phase 1 study as both a monotherapy and in combination with fulvestrant in patients with HR+/HER2- metastatic breast cancer and CCNE1-amplified tumors. AVZO-023 is being evaluated in the Phase 1 study in combination with fulvestrant and in combination with AVZO-021 plus fulvestrant.

Avenzo’s bispecific ADC portfolio comprises AVZO-1418, targeting epidermal growth factor receptor (“EGFR”) and human epidermal growth factor receptor 3 (“HER3”), and AVZO-103, targeting Nectin4 and TROP2. AVZO-1418 is being evaluated in the Phase 1 portion of the Phase 1/2 study and has received Fast Track designation from the U.S. Food and Drug Administration (“FDA”) for the treatment of patients with EGFR-mutated, TKI-pretreated non-small cell lung cancer. AVZO-103 is a potentially differentiated Nectin4/TROP2 ADC being evaluated in the Phase 1 portion of the Phase 1/2 study and has received Fast Track designation from the FDA for the treatment of patients with UC previously treated with enfortumab vedotin.

On May 31, 2026, Avenzo entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Rallybio Corporation, a Delaware corporation (“Rallybio”), and its wholly-owned subsidiary, Farmington Merger Sub, Inc. (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including the approval of the stockholders of each of Rallybio and Avenzo, Merger Sub will be merged with and into Avenzo, with Avenzo surviving as a wholly owned subsidiary of Rallybio (such transaction, the “Merger”). In connection with the Merger, Avenzo entered into subscription agreements with certain investors for a concurrent private placement financing of $215.0 million in gross proceeds (the “Concurrent Financing” and, together with the Merger, the “Transaction”). The Transaction is expected to close in the fourth quarter of 2026, subject to the satisfaction or waiver of customary closing conditions. There can be no assurance that the Transaction will be completed on the terms described, or at all.

Avenzo has devoted substantially all of its efforts and resources to organizing and staffing Avenzo, business planning, raising capital, licensing key intellectual property rights, conducting preclinical studies and, more recently, clinical trials and providing general and administrative support for these operations. Avenzo has incurred operating losses and negative cash flows from operations since its inception and expects to continue to incur losses for the foreseeable future. As of March 31, 2026, Avenzo had an accumulated deficit of $299.9 million. Avenzo will not generate revenue from product sales until it successfully completes clinical development and obtains regulatory approval for any of its product candidates. If Avenzo obtains regulatory approval for any of its product candidates and does not enter into a commercialization partnership, it expects to incur significant expenses related to developing its internal commercialization capability to support product sales, marketing and distribution. Furthermore, upon the closing of the Transaction, Avenzo expects to incur additional costs associated with operating as a public company.

Since its inception, Avenzo has funded its operations through the sale of its convertible preferred stock. To date, Avenzo has received gross proceeds of approximately $446.1 million from the sale of its convertible preferred stock. As of March 31, 2026, Avenzo had cash, cash equivalents and short-term investments of $159.3 million. Based on its current operating plan, Avenzo estimates that its existing cash, cash equivalents and short-term investments, together with the expected net proceeds from the Concurrent Financing, will be sufficient to fund Avenzo’s planned operations into late 2028.

Until such time, if ever, as Avenzo can generate substantial product revenue, Avenzo expects to finance its cash needs through equity offerings, debt financings or other capital resources, including potential collaborations, out-licenses or dispositions and other similar arrangements; however, there can be no assurance that such efforts will be successful or that, in the event they are successful, the terms and conditions of such financing will be favorable. The amount and timing of future funding requirements will depend on many factors, including the timing and results of Avenzo’s ongoing development activities, the potential expansion of current development programs, potential new development programs and related general and administrative support. If Avenzo is unable to secure additional funding when desired, it may need to delay, reduce or eliminate the development, commercialization and/or marketing of its product candidates and scale back its business and operations.

Macroeconomic Trends

Unfavorable conditions in the economy in the United States and abroad may negatively affect the growth of Avenzo’s business and its results of operations. Macroeconomic events, including rising inflation, elevated interest rates, recent and potential future disruptions in access to bank deposits and lending commitments, and geopolitical instability, have led to economic uncertainty and volatility globally. The effect of macroeconomic conditions may not be fully reflected in Avenzo’s results of operations until future periods. Moreover, negative macroeconomic conditions could adversely impact Avenzo’s ability to obtain additional financing in the future on acceptable terms, or at all. To date, the macroeconomic trends discussed above have not had a material adverse impact on Avenzo’s business or results of operations. If, however, economic uncertainty increases or the global economy worsens, Avenzo’s business, financial condition and results of operations may be harmed. For further discussion of the potential impacts of macroeconomic events on Avenzo’s business, financial condition, and results of operations, see the section titled “Risk Factors” included elsewhere in this proxy statement/prospectus.

Components of Results of Operations

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of direct and indirect costs incurred in connection with the discovery and development of Avenzo’s product candidates. Research and development expenses are recognized as incurred. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid assets and recognized as expense in the period when the goods are consumed or the services are performed.

Research and development costs include:

∎

expenses incurred in connection with the preclinical and clinical development of Avenzo’s product candidates, including expenses incurred under the agreements with contract research organizations (“CROs”), consultants and other third parties;

∎

the costs of manufacturing drug products for use in preclinical studies and clinical trials, including costs incurred under the agreements with contract manufacturing organizations (“CMOs”) and consultants;

∎	employee-related expenses, including salaries, related benefits, payroll taxes, and stock-based compensation expense for employees engaged in research and development activities;

∎	costs related to compliance with regulatory requirements;

∎	allocated information technology and facilities costs, including rent, utilities, depreciation, insurance and maintenance; and

∎	other expenses incurred as a result of research and development activities.

Direct research and development costs are tracked on a program-by-program basis for Avenzo’s product candidates. Indirect research and development costs, including employee-related expenses, facility costs and other indirect costs, are not tracked on a program-by-program basis as these costs are deployed across multiple programs.

Avenzo expects that its research and development expenses will increase substantially in connection with its ongoing and planned clinical development activities in the near term and in the future. At this time, Avenzo cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of any of its product candidates.

The successful development of Avenzo’s product candidates is highly uncertain due to numerous risks and uncertainties, including the following:

∎	successful completion of preclinical studies and clinical trials;

∎

delays in regulators or institutional review boards authorizing Avenzo or its investigators to commence its clinical trials or in Avenzo’s ability to negotiate agreements with clinical trial sites or CROs;

∎	the number and location of clinical sites included in the trials;

∎	raising additional funds necessary to complete clinical development of the product candidates;

∎	obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for the product candidates;

∎	making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for clinical supplies of the product candidates;

∎	the ability to obtain clearance or approval of companion diagnostic tests, if required, on a timely basis, or at all;

∎	the results of the clinical trials;

∎	protecting and enforcing Avenzo’s rights in its intellectual property portfolio; and

∎	maintaining a continued acceptable safety profile of the products following approval.

A change in the outcome of any of these variables with respect to the development of Avenzo’s product candidates may significantly impact the costs and timing associated with the development of the product candidates. Avenzo may never succeed in obtaining regulatory approval for any of its product candidates.

Research and development activities are central to Avenzo’s business model. There are numerous factors associated with the successful commercialization of any of the product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on the stage of development. In addition, future regulatory factors beyond Avenzo’s control may impact its clinical development programs.

Acquired In-Process Research and Development Expenses

Costs incurred in obtaining technology licenses are charged to acquired in-process research and development (“IPR&D”) expenses if the technology licensed has no alternative future use. Acquired IPR&D expenses include costs incurred in connection with asset acquisitions or in-license agreements for third-party intellectual property rights that have not received regulatory approval, including upfront payments, contingent milestone payments and related transaction costs. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved and the related consideration becomes payable.

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related expenses, including salaries, related benefits, payroll taxes, stock-based compensation expense and other personnel costs for employees in executive, finance, legal, and other administrative functions. General and administrative expenses also include professional fees for legal, patent, accounting, audit and tax-related services, insurance costs, recruiting costs, travel expenses, information technology costs and allocated facility-related costs.

Avenzo anticipates that its general and administrative expenses will increase substantially for the foreseeable future to support increasing research and development activities. Avenzo also anticipates increased expenses related to accounting, audit, legal, regulatory and tax-related services, costs associated with maintaining compliance with exchange listings and the Securities and Exchange Commission (“SEC”) requirements, director and officer insurance premiums, investor relations, and other costs associated with operating as a public company following the closing of the Transaction.

Other Income, net

Other income, net consists primarily of interest earned on cash, cash equivalents and short-term investments.

Results of Operations

Comparison of the Three Months Ended March 31, 2026 and 2025

The following table summarizes Avenzo’s results of operations for the periods indicated (in thousands):

	THREE MONTHS ENDED MARCH 31,
	2026	2025	CHANGE
Operating expenses:
Research and development	$14,465	$9,639	$4,826
General and administrative	4,740	8,952	(4,212)

Total operating expenses	19,205	18,591	614

Loss from operations	(19,205)	(18,591)	(614)
Other income, net	1,580	2,692	(1,112)

Net loss	$(17,625)	$(15,899)	$(1,726)

Research and Development Expenses

The following table summarizes Avenzo’s research and development expenses for the periods indicated (in thousands):

	THREE MONTHS ENDED MARCH 31,
	2026	2025	CHANGE
AVZO-021	$2,219	$3,203	$(984)
AVZO-023	2,242	1,267	975
AVZO-1418	2,993	446	2,547
AVZO-103	1,656	–	1,656
Employee-related expenses (including stock-based compensation)	4,640	3,990	650
Other indirect expenses	715	733	(18)

Total research and development expenses	$14,465	$9,639	$4,826

Research and development expenses increased $4.9 million to $14.5 million during the three months ended March 31, 2026 compared to $9.6 million during the three months ended March 31, 2025. The increase was primarily due to increased direct costs of $1.0 million for the Phase 1 clinical trial of AVZO-023 upon the initiation of the Phase 1/2 study in June 2025, $2.5 million for the Phase 1 clinical trial of AVZO-1418 upon the initiation of the Phase 1/2 study in June 2025 and $1.7 million for the Phase 1 clinical trial of AVZO-103 upon the initiation of the Phase 1/2 study in September 2025, partially offset by a decrease in direct costs of $1.0 million for the Phase 1 clinical trial of AVZO-021. In addition, during the three months ended March 31, 2025, Avenzo recorded $0.9 million as research and development expense related to reimbursement of preclinical development activities for AVZO-023 under the Collaboration and License Agreement with Allorion Therapeutics Inc. (the “Allorion Agreement”). The increase in research and development expenses was also attributable to higher personnel-related expenses of $1.4 million due to increased headcount to support increased research and development program activities, partially offset by a decrease in stock-based compensation expense of $0.7 million.

General and Administrative Expenses

General and administrative expenses decreased by $4.3 million to $4.7 million in the three months ended March 31, 2026 compared to $9.0 million in the three months ended March 31, 2025. The decrease was primarily due to a decrease in stock-based compensation expense of $4.6 million, partially offset by higher personnel-related expenses of $0.2 million due to increased headcount.

Other Income, net

Other income, net decreased by $1.1 million to $1.6 million in the three months ended March 31, 2026 compared to $2.7 million in the three months ended March 31, 2025. The decrease was primarily due to lower weighted average balance of cash, cash equivalents and short-term investments in the three months ended March 31, 2026 resulting in decreased interest income.

Comparison of the Years Ended December 31, 2025 and 2024

The following table summarizes Avenzo’s results of operations for the periods indicated (in thousands):

	YEAR ENDED DECEMBER 31,
	2025	2024	CHANGE
Operating expenses:
Research and development	$51,819	$19,898	$31,921
Acquired in-process research and development	73,000	107,869	(34,869)
General and administrative	24,235	12,557	11,678

Total operating expenses	149,054	140,324	8,730

Loss from operations	(149,054)	(140,324)	(8,730)
Other income, net	8,900	6,954	1,946

Net loss	$(140,154)	$(133,370)	$(6,784)

Research and Development Expenses

The following table summarizes Avenzo’s research and development expenses for the periods indicated (in thousands):

	YEAR ENDED DECEMBER 31,
	2025	2024	CHANGE
AVZO-021	$11,888	$5,753	$6,135
AVZO-023	9,764	5,427	4,337
AVZO-1418	8,066	–	8,066
AVZO-103	2,728	–	2,728
Employee-related expenses (including stock-based compensation)	16,852	6,810	10,042
Other indirect expenses	2,521	1,908	613

Total research and development expenses	$51,819	$19,898	$31,921

Research and development expenses increased $31.9 million to $51.8 million in 2025 compared to $19.9 million in 2024. The increase was primarily due to increased direct costs of $6.1 million for the Phase 1 clinical trial of AVZO-021, $4.3 million for the Phase 1 clinical trial of AVZO-023 upon the initiation of the Phase 1/2 study in June 2025, $8.1 million for the Phase 1 clinical trial of AVZO-1418 upon the initiation of the Phase 1/2 study in June 2025 and $2.7 million for the Phase 1 clinical trial of AVZO-103 upon the initiation of the Phase 1/2 study in September 2025. In addition, during 2025 and 2024, Avenzo recorded $4.6 million and $5.4 million, respectively, as research and development expense related to reimbursement of preclinical development activities for AVZO-023 under the Allorion Agreement. The increase in research and development expenses was also attributable to higher personnel-related expenses of $7.2 million due to increased headcount to support increased research and development program activities, and an increase in stock-based compensation expense of $2.8 million.

Acquired In-Process Research and Development Expenses

Acquired IPR&D expenses were $73.0 million in 2025, consisting of a $15.0 million option exercise payment upon the exercise of the exclusive option to the CDK4 inhibitor program and $15.0 million milestone payments upon the achievement of specified development milestones under the Allorion Agreement, a $28.0 million option exercise payment upon the exercise of the exclusive option to the Nectin4/TROP2 ADC program and a $5.0 million payment upon the achievement of a specified development milestone under the Collaboration and License Agreement with VelaVigo (Shanghai) Limited (the “VelaVigo Agreement”), and a $10.0 million milestone payment upon the achievement of a specified development milestone under the Collaboration and License Agreement with Duality

Biologics (Suzhou) Co., Ltd. (the “DualityBio Agreement”). These payments were expensed because the technologies had not yet received regulatory approval and had no alternative future use.

Acquired IPR&D expenses were $107.9 million in 2024, consisting of a $40.0 million upfront payment under the Allorion Agreement, a $17.0 million charge for an upfront payment under the VelaVigo Agreement, a $50.0 million charge for an upfront payment under the DualityBio Agreement, and transaction costs related to the collaboration and license agreements of $0.9 million. These payments were expensed because the technologies had not yet received regulatory approval and had no alternative future use.

General and Administrative Expenses

General and administrative expenses increased $11.6 million to $24.2 million in 2025 compared to $12.6 million in 2024. The increase was primarily attributable to higher personnel-related expenses of $3.2 million due to increased headcount, an increase in stock-based compensation expense of $8.1 million and an increase in other general and administrative expenses of $0.3 million.

Other Income, net

Other income, net increased $1.9 million to $8.9 million in 2025 compared to $7.0 million in 2024. The increase was primarily due to higher weighted average balance of cash, cash equivalents and short-term investments in 2025 resulting in increased interest income.

Liquidity and Capital Resources

Sources of Liquidity

Since its inception, Avenzo has funded its operations through the sale of its convertible preferred stock. To date, Avenzo has received gross proceeds of approximately $446.1 million from the sale of its convertible preferred stock. Avenzo has incurred operating losses and negative cash flows from operations since its inception and expects to continue to incur losses for the foreseeable future.

Cash Flows

Comparison of the Three Months Ended March 31, 2026 and 2025

The following table summarizes Avenzo’s cash flows for the periods indicated (in thousands):

	THREE MONTHS ENDED MARCH 31,
	2026	2025
Net cash used in operating activities	$(24,233)	$(12,082)
Net cash provided by (used in) investing activities	18,970	(92,109)
Net cash provided by financing activities	15	–

Net decrease in cash, cash equivalents and restricted cash	$(5,248)	$(104,191)

Operating Activities

Net cash used in operating activities was $24.2 million during the three months ended March 31, 2026, consisting of a net loss of $17.6 million and an increase in cash required to fund changes in operating assets and liabilities of $7.9 million to support the growth of Avenzo’s operations, partially offset by $1.3 million in non-cash adjustments primarily related to stock-based compensation expense.

Net cash used in operating activities was $12.1 million during the three months ended March 31, 2025, consisting of a net loss of $15.9 million and an increase in cash required to fund changes in operating assets and liabilities of $2.4 million to support the growth of Avenzo’s operations, partially offset by $6.2 million in non-cash adjustments primarily related to share-based compensation expense of $7.0 million.

Investing Activities

Net cash provided by investing activities was $19.0 million during the three months ended March 31, 2026 from the maturities (net of purchases) of short-term investments.

Net cash used in investing activities was $92.1 million during the three months ended March 31, 2025, consisting of $50.0 million for acquired IPR&D under the DualityBio Agreement, $17.0 million for acquired IPR&D under the VelaVigo Agreement, $24.9 million for the purchases (net of maturities) of short-term investments and $0.2 million for the purchases of property and equipment.

Financing Activities

Net cash provided by financing activities was de minimis during the three months ended March 31, 2026. There were no financing activities during the three months ended March 31, 2025.

Comparison of the Years Ended December 31, 2025 and 2024

The following table summarizes Avenzo’s cash flows for the periods indicated (in thousands):

	YEAR ENDED DECEMBER 31,
	2025	2024
Net cash used in operating activities	$(57,216)	$(19,352)
Net cash used in investing activities	(141,614)	(146,263)
Net cash provided by financing activities	59,861	345,641

Net (decrease) increase in cash, cash equivalents and restricted cash	$(138,969)	$180,026

Operating Activities

Net cash used in operating activities was $57.2 million in 2025, consisting of a net loss of $140.2 million and an increase in cash required to fund changes in operating assets and liabilities of $1.6 million to support the growth of Avenzo’s operations, partially offset by $84.6 million in non-cash adjustments, primarily related to $73.0 million of charges for acquired IPR&D and $14.1 million of stock-based compensation expense.

Net cash used in operating activities was $19.4 million in 2024, consisting of a net loss of $133.4 million, partially offset by a decrease in cash required to fund changes in operating assets and liabilities of $3.2 million and $110.8 million in non-cash adjustments, primarily related to $107.9 million of charges for acquired IPR&D and $3.2 million of share-based compensation expense.

Investing Activities

Net cash used in investing activities was $141.6 million in 2025, consisting of $30.0 million for acquired IPR&D under the Allorion Agreement, $50.0 million for acquired IPR&D under the VelaVigo Agreement, $60.0 million for acquired IPR&D under the DualityBio Agreement, $1.3 million for the purchases (net of maturities) of short-term investments and $0.3 million for the purchases of property and equipment.

Net cash used in investing activities was $146.3 million in 2024, consisting of $40.0 million for acquired IPR&D under the Allorion Agreement and transaction costs related to the collaboration and license agreements of $0.8 million, $105.2 million for the purchases (net of maturities) of short-term investments and $0.2 million for the purchases of property and equipment.

Financing Activities

Net cash provided by financing activities was $59.9 million in 2025, consisting primarily of net proceeds from the sale of the Series B preferred stock of $59.8 million. Net cash provided by financing activities was $345.6 million in 2024, consisting of net proceeds from the sale of the Series A preferred stock of $136.8 million and the sale of the Series A-1 preferred stock of $208.8 million.

Funding Requirements

As of March 31, 2026, Avenzo had cash, cash equivalents and short-term investments of $159.3 million. Based on its current operating plan, Avenzo believes that its existing cash, cash equivalents and short-term investments as of the date of this proxy statement/prospectus, together with the expected net proceeds from the Concurrent Financing, will be sufficient to fund Avenzo’s planned operations into late 2028. This estimate is based on assumptions that include: (i) the anticipated pace and cost of Avenzo’s ongoing and planned clinical trials for AVZO-021, AVZO-023,

AVZO-1418 and AVZO-103; (ii) anticipated general and administrative expenses, including incremental costs of operating as a public company following the closing of the Transaction; and (iii) the anticipated timing and amount of milestone and royalty payments under Avenzo’s existing license agreements. These assumptions may prove to be wrong, and Avenzo could exhaust its available capital resources sooner than currently expected. However, Avenzo’s forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could differ materially.

Avenzo has devoted substantially all of its efforts and resources to organizing and staffing Avenzo, business planning, raising capital, licensing key intellectual property rights, conducting preclinical studies and, more recently, clinical trials and providing general and administrative support for these operations. Avenzo has incurred operating losses and negative cash flows from operations since its inception and expects to continue to incur losses for the foreseeable future. Avenzo will not generate revenue from product sales until it successfully completes clinical development and obtains regulatory approval for any of its product candidates. If Avenzo obtains regulatory approval for any of its product candidates and does not enter into a commercialization partnership, it expects to incur significant expenses related to developing its internal commercialization capability to support product sales, marketing and distribution. Furthermore, upon the closing of the Transaction, Avenzo expects to incur additional costs associated with operating as a public company.

Until such time, if ever, as Avenzo can generate substantial product revenue, Avenzo expects to finance its cash needs through equity offerings, debt financings or other capital resources, including potential collaborations, out-licenses or dispositions and other similar arrangements. The amount and timing of future funding requirements will depend on many factors, including:

∎

the progress, timing and completion of preclinical studies and clinical trials for Avenzo’s current or any future product candidates, as well as the associated costs, including any unforeseen costs Avenzo may incur as a result of preclinical study or clinical trial delays;

∎

the timing and amount of milestone and royalty payments Avenzo is required to make or is eligible to receive under the Allorion Agreement, DualityBio Agreement, VelaVigo Agreement and any future license or collaboration agreements;

∎	the number and characteristics of potential new product candidates Avenzo identifies and decides to develop or acquire;

∎	the need for additional or expanded preclinical studies and clinical trials beyond those that Avenzo plans to conduct with respect to its current and future product candidates;

∎	the cost involved in growing the organization to the size needed to allow for the research, development and potential commercialization of Avenzo’s current or any future product candidates;

∎	the costs involved in filing patent applications, maintaining and enforcing patents or defending against infringement or other claims raised by third parties;

∎	the maintenance of Avenzo’s existing collaboration and license agreements and the entry into new collaboration and license agreements;

∎

the time and costs involved in obtaining regulatory approval for Avenzo’s product candidates and any delays Avenzo may encounter as a result of evolving regulatory requirements or adverse results with respect to any of its product candidates;

∎	the effect of competing technological and market developments;

∎	the cost and timing of completion of commercial-scale outsourced manufacturing activities;

∎

the cost of establishing sales, marketing and distribution capabilities for any product candidates for which Avenzo may receive regulatory approval in regions where Avenzo chooses to commercialize its products on its own;

∎	the cost associated with manufacturing and supply of Avenzo’s product candidates;

∎	the cost associated with operating as a public company;

∎	the amount of revenues, if any, Avenzo may derive from future sales of its product candidates, if approved; and

∎	market acceptance of any approved product candidates.

Cash used to fund operating expenses is impacted by the timing of when Avenzo pays these expenses, as reflected in the change in its outstanding accounts payable, accrued expenses and prepaid expenses. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting Avenzo’s ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Avenzo is unable to secure additional funding when desired, it may need to delay the development, commercialization and/or marketing of its product candidates and scale back its business and operations.

Contractual Obligations and Commitments

Avenzo leases office space in San Diego, California under a non-cancelable operating lease agreement, as amended from time to time, that expires in August 2031. Total aggregate future operating lease commitment was $8.7 million and $9.0 million as of March 31, 2026 and December 31, 2025, respectively. See Note 7 to Avenzo’s financial statements included elsewhere in this proxy statement/prospectus for additional detail.

Under its collaboration and license agreements, Avenzo is required to make certain milestone and royalty payments, which are contingent on the achievement of certain specified events. Avenzo is unable to estimate the timing or likelihood of achieving the milestones or making future product sales. For additional details regarding these agreements, see the section titled “Avenzo’s Business — Collaboration and License Agreements” included elsewhere in this proxy statement/prospectus.

Avenzo enters into contracts in the normal course of business with various third parties for clinical trials, preclinical research studies and testing, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancellable obligations of Avenzo’s service providers, up to the date of cancellation.

Off-Balance Sheet Arrangements

Avenzo did not have, during the periods presented, and does not currently have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Estimates

Avenzo’s management’s discussion and analysis of the financial condition and results of operations is based on Avenzo’s financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of its financial statements requires Avenzo to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in Avenzo’s financial statements and accompanying notes. Avenzo evaluates these estimates and assumptions on an ongoing basis. Avenzo bases its estimates on historical experience, known trends and events and various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates and assumptions.

While Avenzo’s significant accounting policies are described in more detail in Note 2 to its financial statements appearing elsewhere in this proxy statement/prospectus, Avenzo believes that the following accounting policies are most critical to the judgments and estimates used in the preparation of its financial statements.

Accrued Research and Development Expenses

Avenzo accrues and expenses clinical trial activities performed by third-party vendors, including CROs and clinical sites, based upon estimates of the proportion of work completed over the life of the individual clinical trial and patient enrollment rates in accordance with associated agreements. Avenzo determines the estimates by reviewing contracts and purchase orders, and through discussions with internal clinical personnel and external service providers as to the progress or stage of completion of trials or services pursuant to the contracts with the service providers and agreed-upon fees to be paid to identify services that have been performed on its behalf and estimate the level of service performed and the associated cost incurred for which Avenzo has not yet been invoiced.

Avenzo’s clinical trial accruals are dependent upon the timely and accurate reporting of CROs and other third-party vendors, and its ability to accurately estimate any unbilled obligations. If the contracted amounts are modified, for instance, as a result of changes in the clinical trial protocol or scope of work to be performed, Avenzo modifies its accruals accordingly on a prospective basis. Revisions in the scope of a contract are charged to research and development expense in the period in which the facts that give rise to the revision become reasonably certain.

Avenzo makes estimates of its accrued research and development expenses as of each balance sheet date based on facts and circumstances known at that time. If the actual timing of the performance of services or the level of effort varies from the estimates or the payment flows, Avenzo adjusts the accrual or prepaid expense accordingly. Payments for goods and services that will be used in future research and development activities are deferred and recognized as expense in the period when the goods are consumed or services are performed.

Stock-Based Compensation Expense

Avenzo recognizes compensation expense for all share-based awards. For awards only subject to service conditions, Avenzo uses the straight-line attribution method for recognizing compensation expense over the requisite service period, which is generally the vesting period of the award. Forfeitures are recorded when they occur. For awards with performance vesting conditions, Avenzo evaluates the probability of achieving the performance condition at each reporting date. No compensation expense is recognized for awards subject to performance conditions until it is probable that the performance condition will be met. If the performance condition is probable of being achieved, Avenzo recognizes expense for such performance awards over the requisite service period, if any, using the accelerated attribution method.

Avenzo measures and recognizes compensation expense for share-based awards based on the estimated fair value of the award on the grant date. The fair value of stock options is estimated using the Black-Scholes option-pricing model. This model requires the use of highly subjective assumptions to determine the appropriate fair value of each equity-based payment award, including:

∎

Fair Value of Avenzo Common Stock. See the subsection titled “—Determination of the Fair Value of Avenzo Common Stock” below. Following the closing of the Transaction, the fair value of Avenzo’s Class A common stock (“Avenzo Common Stock”) will be based on the closing price as reported on the date of grant on the primary stock exchange on which the combined company following the closing of the Transaction (the “Combined Company”) common stock is traded.

∎

Expected Term. Avenzo uses the simplified method for estimating the expected term of options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option (generally 10 years).

∎

Expected Volatility. The expected volatility is estimated based on a study of selected publicly traded peer companies as Avenzo does not have any trading history for its common stock. Avenzo selected the peer group based on similarities in industry, stage of development, size and financial leverage with its principal business operations. For each grant, Avenzo measures historical volatility over a period equivalent to the expected life.

∎

Risk-Free Interest Rate. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues whose term is similar in duration to the expected term of the respective stock option.

∎	Expected Dividend Yield. Avenzo has not paid and does not anticipate paying any dividends on its common stock in the foreseeable future. Accordingly, the dividend yield is estimated to be zero.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. If any of the assumptions change significantly, stock-based compensation expense could be materially different. For example, a 10% increase or decrease in the assumed volatility used in Avenzo’s Black-Scholes calculations would result in a corresponding increase or decrease in stock-based compensation expense recognized in future periods; similarly, a change in the assumed fair value of Avenzo’s common stock underlying any grant would directly affect the computed grant-date fair value and the resulting compensation expense. See Note 9 to Avenzo’s financial statements included elsewhere in this proxy statement/prospectus for information concerning certain of the specific assumptions Avenzo used in applying the Black-Scholes option pricing model to determine the estimated fair value of the stock options granted. Avenzo expects to continue to grant equity-based awards in the future, and to the extent that it does, stock-based compensation expense recognized in future periods will likely increase.

Determination of the Fair Value of Avenzo Common Stock

Avenzo is required to estimate the fair value of the common stock underlying its stock-based awards when performing fair value calculations. The fair value of Avenzo Common Stock underlying its stock-based awards was determined on each grant date by its board of directors, with input from management, taking into consideration its most recently available third-party valuations of common stock at the time of the grants, as well as the board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. All options to purchase shares of Avenzo Common Stock are intended to be granted with an exercise price per share no less than the fair value per share of Avenzo Common Stock underlying those options on the date of grant, based on the information known to Avenzo on the date of grant. In the absence of a public trading market for Avenzo Common Stock, on each grant date Avenzo developed an estimate of the fair value of Avenzo Common Stock in order to determine an exercise price for the option grants. Third-party valuations, or valuation reports, were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

The various objective and subjective factors Avenzo’s board of directors considered, along with input from management, to determine the fair value of its common stock, included:

∎	the prices of Avenzo’s preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of the preferred stock relative to the common stock;

∎	the progress of Avenzo’s research and development programs, including the status of preclinical studies and clinical trials for its product candidates;

∎	Avenzo’s stage of development and business strategy;

∎	Avenzo’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

∎	the achievement of enterprise milestones, including entering into strategic alliance and license agreements;

∎	the lack of an active public market for its common stock as a private company;

∎	the likelihood of achieving a liquidity event for the holders of the common stock, such as an initial public offering or a sale of the company given prevailing market conditions;

∎	external market conditions affecting the life sciences and biotechnology industry sectors, and trends within the biotechnology industry;

∎	the valuation of publicly-traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies; and

∎	the third-party valuation described above.

The Practice Aid prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, Avenzo considered the following methods:

∎

Option Pricing Method (“OPM”). Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred stock and common stock are inferred by analyzing these options. This method is appropriate to use when the range of possible future outcomes is so difficult to predict that estimates would be highly speculative, and dissolution or liquidation is not imminent.

∎

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available, as well as the economic and control rights of each share class.

∎

Current Value Method. Under the current value method, once the fair value of the enterprise is established, the value is allocated to the various series of preferred and common stock based on their respective seniority, liquidation preferences or conversion values, whichever is greatest.

Each valuation methodology was considered in determining the fair value of Avenzo Common Stock. Avenzo has estimated the enterprise value of its business using a market approach, which estimates the fair value of a company by including an estimation of the value of the business based on prior sales of its capital stock. Avenzo used the precedent transaction method to determine enterprise value. The precedent transaction method considers the sale price of shares in a recent financing and then back-solves using an option pricing model that gives consideration to its capitalization structure and rights of the preferred and common stockholders as well as an assumption for a discount for lack of marketability. Based on Avenzo’s early stage of development, the difficulty in predicting the range of specific outcomes (and their likelihood), and other relevant factors, the OPM allocation method was considered most appropriate for valuations. The OPM treats common stock and preferred stock as call options on the equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under the OPM, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. In determining the estimated fair value of Avenzo Common Stock, its board of directors also considered the fact that its stockholders could not freely trade its common stock in the public markets. Accordingly, Avenzo applied discounts to reflect the lack of marketability of its common stock based on the weighted-average expected time to liquidity.

There are significant judgments and estimates inherent in the determination of the fair value of common stock. These judgments and estimates include assumptions regarding future operating performance, the time to complete an initial public offering or other liquidity event and the determination of the appropriate valuation methods. If Avenzo had made different assumptions, its stock-based compensation expense could have been significantly different.

Following the completion of the Merger, the fair value of the combined company’s common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which the combined company’s common stock is traded.

Recently Issued Accounting Pronouncements

See Note 2 to Avenzo’s financial statements appearing elsewhere in this proxy statement/prospectus for a discussion of recently issued accounting pronouncements that may potentially impact Avenzo’s financial position, results of operations and cash flows.

MANAGEMENT FOLLOWING THE MERGER

The following table sets forth information, as of June 30, 2026, regarding the expected directors and executive officers of the combined company immediately following the Closing.

NAME	AGE	POSITION(S)
Executive Officers
Athena Countouriotis, M.D.	54	President, Chief Executive Officer and Chair of the Board of Directors
Mohammad Hirmand, M.D.	57	Executive Vice President and Chief Medical Officer
Brian Sun, J.D.	42	Senior Vice President, Chief Legal Officer and Corporate Secretary
Non-Employee Directors
Simeon George, M.D.	49	Director
Carl L. Gordon, Ph.D., CFA	61	Director
Patrick Machado, J.D.	62	Director
Garry Nicholson	71	Director

Executive Officers

Athena Countouriotis, M.D. is Avenzo’s co-founder and has served as Avenzo’s President and Chief Executive Officer and as a member of the Avenzo Board since August 2022 and as Chair of the Avenzo Board since September 2022. Dr. Countouriotis currently serves on the board of directors of Passage Bio, Inc., a public genetic medicines company, BioMarin Pharmaceutical Inc., a public biotechnology company, Iovance Biotherapeutics, Inc., a public biopharmaceutical company, Recludix Pharma, Inc., a private oncology therapeutics company, Umoja Biopharma, a private cell therapy company, and Leal Therapeutics, Inc., a private central nervous system diseases company. Previously, Dr. Countouriotis served as Chief Executive Officer and a member of the board of directors of Turning Point Therapeutics, Inc. (“Turning Point”), a public biopharmaceutical company, from September 2018 until Turning Point’s acquisition by Bristol Myers Squibb in August 2022, and as Chief Medical Officer of Turning Point from May 2018 to September 2018. Dr. Countouriotis served as Senior Vice President and Chief Medical Officer for Adverum Biotechnologies, Inc. from June 2017 to May 2018, and before that served as Senior Vice President, Chief Medical Officer of Halozyme Therapeutics, Inc. from January 2015 to May 2017. Dr. Countouriotis also served as Chief Medical Officer of Ambit Biosciences Corporation (“Ambit”) from February 2012 until Ambit’s acquisition by Daiichi Sankyo Company in November 2014. Earlier in her career, Dr. Countouriotis led various clinical development organizations within Pfizer Inc. and Bristol-Myers Squibb Company for oncology therapeutics. Dr. Countouriotis earned a B.S. from the University of California, Los Angeles, and an M.D. from Tufts University School of Medicine. Dr. Countouriotis received her initial training in pediatrics at the University of California, Los Angeles, and additional training at the Fred Hutchinson Cancer Research Center in the Pediatric Hematology/Oncology Program. We believe that Dr. Countouriotis’ management experience in the biopharmaceuticals industry and her medical background qualifies her to serve on the combined company’s board of directors.

Mohammad Hirmand, M.D. is Avenzo’s co-founder and has served as Avenzo’s Executive Vice President and Chief Medical Officer since August 2022. Previously, Dr. Hirmand served as Executive Vice President and Chief Medical Officer of Turning Point Therapeutics, a public biopharmaceutical company, where he was responsible for clinical development, clinical operations and regulatory affairs, from December 2019 until its acquisition by Bristol Myers Squibb in August 2022. Dr. Hirmand also served as Chief Medical Officer of Peloton Therapeutics, Inc. from May 2017 until its acquisition by Merck & Co., Inc. in November 2019. Before that, Dr. Hirmand served in various roles at Medivation, Inc., a public biotechnology company, from 2007 to 2017, including most recently as its Chief Medical Officer, through its acquisition by Pfizer Inc. Prior to that, Dr. Hirmand held clinical development roles of increasing responsibility at Nuvelo, Inc. (now ARCA Biopharma), SuperGen, Inc. (now Astex Pharmaceuticals, Inc.), Tularik, Inc. (now part of Amgen), and Theravance Biopharma, Inc. Dr. Hirmand currently serves on the boards of directors of Whitehawk Therapeutics, Inc., a public oncology therapeutics company, and Atavistik Bio, Inc., a private biotechnology company. Dr. Hirmand received his M.D. from Harvard Medical School and his B.A. in Biological Sciences and Economics from Cornell University.

Brian Sun, J.D. has served as Avenzo’s Senior Vice President, Chief Legal Officer and Corporate Secretary since August 2022. Previously, he served as Senior Vice President, General Counsel and Corporate Secretary of Turning Point Therapeutics, Inc. a public biopharmaceutical company, from April 2022 until its acquisition by Bristol Myers Squibb in August 2022. Previously, Mr. Sun served as Senior Vice President, General Counsel and Corporate Secretary at Sorrento Therapeutics, Inc., a public biopharmaceutical company, from June 2020 to April 2022, and also as Vice President, Associate General Counsel and Chief IP Counsel from August 2018 to June 2020. Prior to that, he served as Director, Intellectual Property at Prometheus Laboratories, Inc., a private pharmaceutical company owned by Nestlé Health Science S.A, from December 2017 to August 2018. Earlier in his career, Mr. Sun served as Director, IP Counsel at Hologic, Inc., a public biotechnology company, from June 2014 to December 2017. Previously, Mr. Sun worked in private practice at Foley & Lardner LLP, serving clients in the life sciences sector. Mr. Sun received his J.D. from the University of San Diego School of Law, his M.S. in Biotechnology from Johns Hopkins University, and his B.A. in Molecular and Cell Biology from the University of California, Berkeley.

Non-Employee Directors

Carl L. Gordon, Ph.D., CFA has served as a member of the Avenzo Board since September 2022. Dr. Gordon is a Managing Partner at OrbiMed Advisors LLC, an investment firm. Dr. Gordon currently serves on the boards of directors of Compass Therapeutics Inc. and Lomond Therapeutics Holdings, Inc., each a public biopharmaceutical company, as well as several private companies. Dr. Gordon previously served on the boards of directors of several public companies, including Adicet Bio, Inc. from August 2015 to April 2025, ArriVent Biopharma, Inc. from December 2022 to June 2025, Gemini Therapeutics, Inc. (which merged with Disc Medicine, Inc.) from April 2016 to December 2022, Keros Therapeutics, Inc. from March 2020 to March 2026, Kinnate Biopharma, Inc. from December 2019 to April 2024, MBX Biosciences. Inc. from July 2020 to June 2025, ORIC Pharmaceuticals, Inc. from November 2015 to November 2021, Terns Pharmaceuticals, Inc., from October 2018 to February 2025, and Theseus Pharmaceuticals, Inc. from June 2018 to February 2024. Dr. Gordon received a B.A. in chemistry from Harvard College, a Ph.D. in molecular Biology from the Massachusetts Institute of Technology, and was a Fellow at The Rockefeller University. We believe Dr. Gordon’s scientific expertise, extensive business experience, and experience in venture capital and the life science industry qualifies him to serve on the combined company’s board of directors.

Patrick Machado, J.D. has served as a member of the Avenzo Board since November 2024. Mr. Machado was a co-founder of Medivation, Inc., a biopharmaceutical company, and served as its Chief Business Officer from December 2009 to April 2014 and as its Chief Financial Officer from December 2004 until his retirement in April 2014. From 1998 to 2001, Mr. Machado worked with ProDuct Health, Inc., a medical device company, as Senior Vice President, Chief Financial Officer and earlier as General Counsel. Upon ProDuct Health Inc.’s acquisition by Cytyc Corporation, a diagnostic and medical device company, he served as a consultant to Cytyc Corporation to assist with transitional matters from 2001 to 2002. Earlier in his career, Mr. Machado worked for Morrison & Foerster LLP, an international law firm, and for the Massachusetts Supreme Judicial Court. Mr. Machado serves as a member of the boards of directors of Alumis Inc., Arcus Biosciences, Inc. and Xenon Pharmaceuticals, Inc., all of which are publicly traded biopharmaceutical companies. Mr. Machado also chairs the board of directors of Prota Therapeutics Pty Ltd, a private biopharmaceutical company. Mr. Machado previously served on the board of directors of public companies, such as Adverum Biotechnologies from March 2017 to December 2025, ACELYRIN, Inc. from April 2021 to May 2025, Chimerix, Inc. from June 2014 to June 2024, Turnstone Biologics Inc. from August 2018 to April 2024, and Turning Point Therapeutics, Inc. from May 2019 to September 2022. Mr. Machado received a J.D. from Harvard Law School and a B.A. in German and a B.S. in Economics from Santa Clara University. We believe that Mr. Machado’s extensive experience dealing with the operational and financial issues of biopharmaceutical companies qualifies him to serve on the combined company’s board of directors.

Garry Nicholson has served as a member of the Avenzo Board since October 2024. Mr. Nicholson has more than 35 years of pharmaceutical and biotech oncology experience. From August 2015 to November 2016, he served as President and Chief Executive Officer of XTuit Pharmaceuticals, where he also was a member of the board of directors. Beginning in May 2008, he led the global oncology franchise at Pfizer Inc. until his departure in May 2015 as President, Pfizer Oncology. His responsibilities included global commercialization and sales, clinical development and regulatory strategy, and business development. Under his leadership, the company developed and launched Ibrance® (palbociclib), the first cyclin-dependent kinase (“CDK”) 4/6 inhibitor approved in the United

States and Europe. During his tenure at Pfizer, Mr. Nicholson served on the board of directors of the Pfizer Foundation and was a member of the company’s Portfolio, Strategy and Investment Committee, which set corporate research and development priorities and investment strategy. Earlier in his career, Mr. Nicholson held various leadership positions in the oncology division of Eli Lilly and Company. In addition, he has served as an advisor to AMPATH, a consortium of North American universities and health centers, Moi University, Moi Teaching and Referral Hospital, and the Government of Kenya, which helps build sustainable healthcare systems in developing nations. Mr. Nicholson began his career in healthcare as a pharmacy intern at Emory University. He also currently serves as a member of the board of directors of TScan Therapeutics, Inc., a public biotechnology company, and Topo Therapeutics, Inc., a private biotechnology company. Mr. Nicholson previously served as a member of the boards of directors of Day One Biopharmaceutical, Inc., a public clinical and commercial stage biopharmaceutical company, from October 2022 to April 2026, G1 Therapeutics, a public biopharmaceutical, from September 2018 to October 2024, NextCure, Inc., a public biopharmaceutical company, from March 2020 to September 2023, Tmunity Therapeutics, Inc., a private biotechnology company, from February 2019 to December 2022, and Turning Point Therapeutics, Inc., a public biopharmaceutical company, from March 2020 to June 2022. Mr. Nicholson holds an M.B.A. from the University of South Carolina and earned his B.S. in Pharmacy at the University of North Carolina at Chapel Hill. We believe that Mr. Nicholson’s experience serving in executive positions with public and private biopharmaceutical companies and on the board of directors of public companies qualifies him to serve on the combined company’s board of directors.

Simeon George, M.D. has served as a member of the Avenzo Board since September 2022. Since September 2020, Dr. George has served as the Chief Executive Officer and Managing Partner of SR One, a transatlantic biotech venture capital firm. Dr. George previously served in various roles at S.R. One, Limited (now called GSK Equity Investments, Limited), an indirect, wholly-owned subsidiary of GlaxoSmithKline plc, from 2007 to September 2020, most recently serving as Chief Executive Officer from January 2018 to September 2020. Dr. George was formerly a consultant at Bain & Company, and an investment banker at Goldman Sachs and Merrill Lynch. Dr. George currently serves on the boards of directors of the following public companies: CRISPR Therapeutics AG since March 2015, Nkarta, Inc. since February 2020 (and previously from February 2015 to September 2017) and Design Therapeutics since February 2020. Dr. George previously served on the boards of directors of Turning Point Therapeutics, Inc., a public biopharmaceutical company, from May 2017 through its acquisition in August 2022. Dr. George received his B.A. in Neuroscience from Johns Hopkins University, where he graduated Phi Beta Kappa. He received his M.D. from the University of Pennsylvania’s School of Medicine and his M.B.A. (Mayer Scholar) from the Wharton School of the University of Pennsylvania. We believe that Dr. George’s experience in the biopharmaceutical industry, as well as his experience serving on the board of directors of multiple companies in the biopharmaceutical industry, qualifies him to serve on the combined company’s board of directors.

Family Relationships

There are no family relationships among any of Avenzo’s current directors and executive officers, and there are no family relationships among any of the combined company’s proposed directors and executive officers.

Composition of the Board of Directors Following the Merger

The Rallybio Board is divided into three classes, which staggered structure will remain in place following the Closing. Each class has a three-year term, with one class elected at each annual meeting. Vacancies on the combined company board of directors and newly-created directorships shall be filled exclusively pursuant to a vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, except that any vacancy created by the removal of a director by the stockholders for cause shall be filled, in addition to any other vote otherwise required by law, only by vote of a majority of the outstanding shares of common stock. No decrease in the number of directors constituting the combined company board of directors shall shorten the term of any incumbent director. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office and a director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next election of the class for which such director shall have been chosen, subject to the election and qualification of his or her successor and to his or her earlier death, resignation or removal.

Pursuant to the Merger Agreement, each of the directors and officers of Rallybio shall resign immediately prior to the Effective Time. Following the completion of the Merger, Avenzo anticipates that the combined company board of directors will consist of seven directors, all of whom will be designated by Avenzo. Avenzo currently expects that all of its current directors (other than Jakob Dupont, M.D.) will continue to serve as directors on the combined company board of directors following the Merger and that two new directors will be appointed to the Avenzo Board prior to the Closing and that such directors will continue to serve as directors on the combined company board of directors following the Merger.

Independence of the Board of Directors

Nasdaq Rule 5605 requires a majority of a listed company’s board of directors to be comprised of independent directors. In addition, Nasdaq requires that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of the company, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

Each individual expected to serve on the combined company board of directors upon the completion of the Merger, other than Athena Countouriotis, M.D., will qualify as an independent director under the Nasdaq listing standards.

Board Leadership Structure

Avenzo expects that the combined company board will maintain the flexibility to determine whether the roles of Chair of the combined company board and Chief Executive Officer should be combined or separated, based on what it believes is in the best interests of the combined company at a given point in time. Avenzo believes that this flexibility is in the best interest of the combined company and that a one-size-fits-all approach to corporate governance, with a mandated independent Chair, would not result in better governance or oversight.

At this time, Avenzo believes that Athena Countouriotis, M.D., Avenzo’s current President and Chief Executive Officer and the expected President and Chief Executive Officer of the combined company, is best situated to serve as Chair of the combined company board of directors. Dr. Countouriotis is highly knowledgeable and has longstanding experience with respect to Avenzo’s business, operations and industry and is expected to have an ongoing executive responsibility for the combined company. Dr. Countouriotis is well positioned to identify strategic priorities and lead the combined company’s consideration and analysis of such priorities. In addition, Dr. Countouriotis offers a robust understanding of risks facing Avenzo and risks that the combined company will face. In Avenzo’s view, this enables the combined company board of directors to better understand the combined company and work with management to enhance stockholder value. In addition, Avenzo believes that this structure will enable the combined company to better fulfill its risk oversight responsibilities and enhances the ability of the President and Chief Executive Officer to effectively communicate the combined company board of director’s view to management.

Avenzo expects that       will be appointed as the lead independent director of the combined company to help reinforce the independence of the combined company board of directors as a whole. The position of lead independent director is expected to be structured to serve as an effective balance to a combined Chief Executive Officer/Chair of the combined company board of directors: the lead independent director will be empowered to, among other duties and responsibilities, preside over board meetings in the absence of the Chair, act as liaison between the Chair and the independent directors, preside over meetings of the independent directors, and consult with the Chair in planning and setting schedules and agendas for board meetings to be held during the year. As a result, Avenzo believes that the lead independent director will help ensure the effective independent functioning of the combined company board of directors in its oversight responsibilities. In addition, Avenzo believes that the lead independent director will be better positioned to build a consensus among directors and to serve as a conduit between the other independent directors and the Chair of the combined company board of directors, for example, by facilitating the inclusion on meeting agendas of matters of concern to the independent directors. In light of

Dr. Countouriotis’ extensive history with and knowledge of Avenzo, and because the combined company board of directors’ lead independent director will be empowered to play a significant role in the combined company board of directors’ leadership and in reinforcing the independence of the combined company board of directors, Avenzo believes that it will be advantageous for the combined company to combine the positions of Chief Executive Officer and Chair of the combined company board of directors.

Role of the Board in Risk Oversight

The audit committee of the combined company board of directors is expected to be primarily responsible for overseeing the risk management processes on behalf of the combined company board of directors. Avenzo expects that the audit committee of the combined company board of directors will receive reports from management periodically regarding the assessment of risks of the combined company. In addition, the audit committee will be expected to report regularly to the combined company board of directors, which will also consider its risk profile. The audit committee and the combined company board of directors will focus on the most significant risks the combined company faces and its general risk management strategies. While the combined company board of directors will oversee the combined company’s risk management, management will be responsible for day-to-day risk management processes. The combined company board of directors will expect management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and the combined company board of directors. Avenzo believes this division of responsibilities will be the most effective approach for addressing the risks the combined company faces and that the combined company board of directors’ leadership structure, which also emphasizes the independence of the combined company board of directors in its oversight of its business and affairs, supports this approach.

Committees of the Board of Directors

Audit Committee

Following the completion of the Merger, the members of the combined company’s audit committee are expected to be     ,      and     .      is expected to serve as the chair of the combined company’s audit committee. All members of the audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq and     will qualify as an audit committee financial expert as defined under the applicable rules of the SEC and have the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Each proposed member of the audit committee will be independent under the applicable rules of the SEC and Nasdaq. The audit committee will operate under a written charter that will satisfy the applicable standards of the SEC and Nasdaq.

The Rallybio audit committee’s responsibilities include:

∎	appointing, approving the compensation of, and evaluating the qualifications, performance and independence of, our independent registered public accounting firm;

∎	overseeing the work of Rallybio’s independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

∎	pre-approving all audit and permitted non-audit services to be performed by Rallybio ‘s independent registered public accounting firm;

∎

reviewing and discussing with management and Rallybio’s independent registered public accounting firm our annual and quarterly financial statements and related disclosures, including earnings releases;

∎	discussing with Rallybio’s independent registered public accounting firm critical audit matters and related disclosures;

∎	reviewing and discussing with management and Rallybio’s independent registered public accounting firm any material issues regarding accounting principles and financial statement presentations;

∎	reviewing disclosures about any significant deficiencies or material weaknesses in Rallybio’s internal controls, including disclosures in Rallybio’s annual and quarterly reports;

∎

coordinating the Rallybio Board’s oversight of Rallybio’s internal control over financial reporting, disclosure controls and procedures, code of business conduct and ethics, procedures for complaints and legal and regulatory matters;

∎	discussing Rallybio’s risk management policies with management;

∎	reviewing policies regarding hiring employees from Rallybio’s independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

∎	meeting independently with Rallybio’s independent registered public accounting firm and management;

∎	reviewing and approving any related person transactions, in accordance with Rallybio policy;

∎	overseeing our guidelines and policies governing risk assessment and risk management;

∎	overseeing the integrity of our information technology systems, process and data;

∎	preparing the audit committee report required by SEC rules;

∎	reviewing and assessing, at least annually, the adequacy of the audit committee’s charter; and

∎	performing, at least annually, an evaluation of the performance of the audit committee.

The audit committee of the combined company is generally expected to retain these duties and responsibilities following the completion of the Merger.

Nominating and Corporate Governance Committee

Following the consummation of the Merger, the members of the nominating and corporate governance committee are expected to be     ,      and     .      is expected be the chair of the Nominating and Corporate Governance Committee. The composition the nominating and corporate governance committee will meet the requirements for independence under, and the functioning of such nominating and corporate governance committee will comply with, any applicable requirements of the rules and regulations of Nasdaq and the SEC.

The Rallybio Nominating and Corporate Governance Committee’s responsibilities include:

∎	identifying individuals qualified to become members of Rallybio’s Board’s consistent with criteria approved by the Rallybio Board and receiving nominations for such qualified individuals;

∎	recommending to Rallybio’s Board the persons to be nominated for election as directors and to each committee of the Rallybio Board;

∎

considering and, if appropriate, establishing a policy under which Rallybio’s stockholders may recommend a candidate to the Nominating and Corporate Governance Committee for consideration for nomination as a director;

∎	reviewing and recommending committee slates on an annual basis;

∎	recommending to Rallybio’s Board qualified candidates to fill vacancies on Rallybio’s Board;

∎	developing and recommending to Rallybio’s Board a set of corporate governance principles applicable to us and reviewing the principles on at least an annual basis;

∎	reviewing and making recommendations to Rallybio’s Board with respect to our board leadership structure and board committee structure;

∎	reviewing Rallybio’s policies and program with respect to significant issues of corporate public responsibility;

∎	making recommendations to Rallybio’s Board processes for annual evaluations of the performance of our Board of Directors and committees of Rallybio’s Board;

∎	overseeing the process for annual evaluations of Rallybio’s Board and committees of Rallybio’s Board;

∎	reviewing and reporting to Rallybio’s Board any actual or potential conflicts of interest of members of Rallybio’s Board;

∎	providing new director orientation and continuing education for existing directors on a periodic basis;

∎	overseeing plans for director succession;

∎	reviewing and assessing, at least annually, the adequacy of the Nominating and Corporate Governance Committee’s charter;

∎

reviewing and overseeing Rallybio’s initiatives regarding environmental, social and governance matters, including related risks and opportunities, and Rallybio’s public disclosure with respect to such matters; and

∎	performing, on an annual basis, an evaluation of the performance of the Nominating and Corporate Governance Committee.

The nominating and corporate governance committee of the combined company is generally expected to retain these duties and responsibilities following completion of the Merger.

Compensation Committee

Following the consummation of the Merger, the members of the compensation committee are expected to be     ,      and     .      is expected to be the chair of the compensation committee. Each proposed member of the combined company’s compensation committee will be independent under the listing standards of Nasdaq, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and an “outside director” as defined in Section 162(m) of the Code. The composition of the compensation committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

The Rallybio Compensation Committee’s responsibilities include:

∎	reviewing Rallybio’s overall management compensation strategy, including base salary, incentive compensation and equity-based grants;

∎	reviewing and approving corporate goals and objectives relevant to the compensation of Rallybio’s chief executive officer and other executive officers;

∎	recommending to Rallybio’s Board the compensation of our chief executive officer and other executive officers;

∎	reviewing and making recommendations to Rallybio’s Board with respect to non-employee director compensation;

∎	reviewing and administering Rallybio’s cash and equity incentive plans;

∎

reviewing, considering and selecting, to the extent determined to be advisable, a peer group of appropriate companies for purposes of benchmarking and analysis of compensation for Rallybio’s executive officers and non-employee directors;

∎	recommending to Rallybio’s Board any stock ownership guidelines for our executive officers and non-employee directors;

∎	retaining, appointing or obtaining advice of a compensation consultant, legal counsel or other advisor and determining the compensation and independence of such consultant or advisor;

∎

preparing, if required, the compensation committee report on executive compensation for inclusion in Rallybio’s annual report on Form 10-K and our annual proxy statement in accordance with SEC proxy and disclosure rules;

∎	monitoring Rallybio’s compliance with the requirements of Sarbanes-Oxley relating to loans to directors and officers;

∎	overseeing Rallybio’s compliance with applicable SEC rules regarding stockholder approval of certain executive compensation matters;

∎	reviewing and approving all employment contracts and other compensation, severance and change-in-control arrangements for Rallybio’s executive officers;

∎	establishing and periodically reviewing policies and procedures with respect to perquisites as they relate to our executive officers;

∎	reviewing the risks associated with Rallybio’s compensation policies and practices;

∎

overseeing and presenting to Rallybio’s management’s plans for succession to senior management positions based on guidelines developed and recommended by the Compensation Committee to the full Rallybio Board;

∎	reviewing Rallybio’s strategies, initiatives and programs with respect to Rallybio’s management of human capital resources;

∎	reviewing and assessing, at least annually, the adequacy of the Compensation Committee’s charter; and

∎	performing, on an annual basis, an evaluation of the performance of the Compensation Committee.

The compensation committee of the combined company is generally expected to retain these duties and responsibilities following completion of the Merger.

Compensation Committee Interlocks and Insider Participation

Each member of the compensation committee following the Closing will be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq.

None of the proposed members of the compensation committee is a current or former officer or employee of Rallybio. During the last completed fiscal year, none of the proposed combined company executive officers served on the board of directors or compensation committee of any other company that has an executive officer serving on the Rallybio Board or compensation committee or the proposed combined company board of directors or proposed compensation committee.

Code of Business Conduct and Ethics

The combined company will maintain a code of business conduct and ethics that applies to all directors, officers and employees, including the combined company’s principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions. A copy of the code will be available on the Corporate Governance section of the combined company’s website, www.avenzotx.com, upon the Closing.

Director Compensation

Rallybio and Avenzo expect to terminate Rallybio’s Non-Employee Director Compensation Policy immediately prior to the Closing. The combined company board of directors will adopt a new non-employee director compensation policy following the Closing.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

OF THE COMBINED COMPANY

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Rallybio’s and Avenzo’s directors and executive officers, including those discussed in the sections titled “Management Following the Merger,” “Rallybio Executive Officer and Director Compensation and Corporate Governance” and “Avenzo Executive Officer and Director Compensation”, the following is a description of each transaction involving Rallybio since January 1, 2023, each transaction involving Avenzo since January 1, 2023 and each current proposed transaction in which:

∎	either Rallybio or Avenzo has been or is to be a participant;

∎	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Rallybio’s or Avenzo’s total assets at year-end for the last two completed fiscal years, as applicable; and

∎

any of Rallybio’s, Avenzo’s or the expected combined company’s directors, executive officers or holders of more than 5% of the outstanding shares of Rallybio Capital Stock, Avenzo Capital Stock, or combined company’s common stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Rallybio Related Party Transactions

Certain Relationships and Transactions

Other than the compensation agreements and other arrangements described under “Rallybio Executive Officer and Director Compensation and Corporate Governance” in this proxy statement/prospectus and the transactions described below, since January 1, 2023, there has not been and there is not currently proposed, any transaction or series of similar transactions to which Rallybio was, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 (or, if less, 1% of the average of Rallybio’s total assets amounts at December 31, 2025 and 2024) and in which any director, executive officer, holder of five percent or more of any class of Rallybio’s capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Director and Officer Indemnification and Insurance

Rallybio has agreed to indemnify each of its directors and executive officers against certain liabilities, costs and expenses, and has purchased directors’ and officers’ liability insurance. Rallybio also maintains a general liability insurance policy which covers certain liabilities of directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Agreements Related to the Merger

Support Agreements

Concurrently with the execution of the Merger Agreement, certain stockholders of Rallybio holding approximately 24.3% of the outstanding shares of Rallybio Common Stock entered into support agreements with Rallybio, agreeing to vote all of their shares of Rallybio Common Stock in favor of (a) the Nasdaq Stock Issuance Proposal, (b) the Reverse Stock Split Proposal, (c) the Name Change Proposal, (d) the Authorized Share Proposal, (e) the 2026 Plan Proposal and (f) the 2026 ESPP Proposal. For additional information regarding the support agreements, see the section titled “Agreements Related to the Merger—Support Agreements.”

Indemnification Agreements

In connection with Rallybio’s initial public offering in August 2021, Rallybio entered into agreements to indemnify its directors and executive officers. These agreements, among other things, require Rallybio to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in Rallybio’s right, on account of any services undertaken by such person on Rallybio’s behalf or that person’s status as a member of the Board of Directors to the maximum extent allowed under Delaware law.

Avenzo Related Party Transactions

Agreements Related to the Merger

Support Agreements

Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of Avenzo holding approximately 78% of the shares of outstanding Avenzo Capital Stock as of May 31, 2026 entered into support agreements with Avenzo in favor of Rallybio, providing among other things, that such officers, directors and stockholders (x) will vote all of their shares of Avenzo Capital Stock, among other things: (i) in favor of adopting the Merger Agreement and approving the Merger, the other Contemplated Transactions, the Avenzo Stockholder Matters and the other actions contemplated by the Merger Agreement, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party and (y) will not solicit or negotiate alternative acquisition proposal or inquiries in their capacities as stockholders of Avenzo.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of Avenzo holding approximately 90.1% of the outstanding shares of Avenzo Capital Stock as of May 31, 2026 entered into lock-up agreements, pursuant to which, subject to specified exceptions, such persons accepted certain restrictions on transfers of the shares of Rallybio Common Stock beneficially held by such persons or such persons’ family members (other than shares received as a result of the conversion of shares received in the Concurrent Financing) for the 180-day period following the Effective Time.

Concurrent Financing

Concurrently with entering into the Merger Agreement, Avenzo entered into the Subscription Agreement with the Investors, pursuant to which, and subject to the terms and conditions therein, Avenzo agreed to sell, and the Investors agreed to purchase, immediately prior to the Effective Time, shares of Avenzo Common Stock for an aggregate purchase price of $215.0 million. Shares of Avenzo Common Stock issued pursuant to the Concurrent Financing will be converted into shares of Rallybio Common Stock in accordance with the Merger Agreement.

On May 31, 2026, Avenzo and Rallybio also entered into the Registration Rights Agreement with the Investors. Pursuant to the Registration Rights Agreement, the combined company will prepare and file a resale registration statement with the SEC within 30 calendar days following the closing of the Concurrent Financing. The combined company will use its reasonable best efforts to cause such registration statement to become effective as promptly as practicable.

The combined company will also agree to, among other things, indemnify the Investors, their members, stockholders, directors, officers, partners, employees, managers, agents, representatives and advisors under the registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to the combined company’s obligations under the Registration Rights Agreement. Avenzo currently anticipates that     shares of Rallybio Common Stock will have registration rights pursuant to the Registration Rights Agreement following the Closing.

The following table summarizes subscriptions of shares of Avenzo Common Stock by Avenzo directors, Avenzo executive officers, holders of more than 5% of the outstanding shares of Avenzo Capital Stock (at the time of such transaction), expected holders of more than 5% of the outstanding shares of the combined company’s common stock immediately following the closing of the Contemplated Transactions and entities affiliated with members of Avenzo’s and the expected combined company’s board of directors.

NAME OF STOCKHOLDER	AGGREGATE CONSIDERATION
Entities affiliated with FMR LLC(1)	$33,529,938.63
Entities affiliated with OrbiMed Private Investments IX, L.P.(2)	$20,000,000.00
Entities affiliated with SR One Capital Fund II Aggregator, LP(3)	$20,000,000.00
Entities affiliated with Foresite Capital Fund V, L.P.(4)	$15,000,000.00
Entities affiliated with Citadel Multi-Strategy Equities Master Fund Ltd.(5)	$10,000,000.00
Entities affiliated with NEA 18 Venture Growth Equity, L.P.(6)	$7,300,000.00
Entities affiliated with Deep Track Biotechnology Master Fund, Ltd.(7)	$7,000,000.00
Sands Capital Life Science Pulse Fund II, L.P.(8)	$5,000,000.00
Entities affiliated with TF IV Limited(9)	$4,332,993.00
Entities affiliated with LAV Fund VI, L.P.(10)	$3,000,000.00
Athena Countouriotis, M.D.(11)	$400,000.00

(1)	Consists of shares to be purchased in the Concurrent Financing by Fidelity Select Portfolios: Biotechnology Portfolio, Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, Fidelity Advisor Series VII: Fidelity Advisor Health Care Fund, Fidelity Select Portfolios: Select Health Care Portfolio, Fidelity Securities Fund: Fidelity Small Cap Growth Fund, Fidelity Securities Fund: Fidelity Small Cap Growth K6 Fund and Variable Insurance Products Fund IV: VIP Health Care Portfolio State Street Bank & Trust (collectively, “Fidelity”). Following the closing of the Contemplated Transactions, Fidelity is expected to beneficially own more than 5% of the outstanding shares of the combined company’s common stock.

(2)	At the time of signing the Subscription Agreement, OrbiMed Private Investments IX, L.P. together with OrbiMed Genesis Master Fund, L.P. (collectively “OrbiMed”) beneficially owned more than 5% of the outstanding shares of Avenzo Capital Stock. Following the closing of the Contemplated Transactions, OrbiMed is expected to beneficially own more than 5% of the outstanding shares of the combined company’s common stock. Dr. Gordon, a member of the Avenzo Board and who is expected to serve on the board of directors of the combined company, is a Managing Partner at OrbiMed Advisors LLC.

(3)	At the time of signing the Subscription Agreement, SR One Capital Fund II Aggregator, LP together with SR One Co-Invest XI, LLC and AMZL, LP (collectively “SR One”) beneficially owned more than 5% of the outstanding shares of Avenzo Capital Stock. Following the closing of the Contemplated Transactions, SR One is expected to beneficially own more than 5% of the outstanding shares of the combined company’s common stock. Dr. George, a member of the Avenzo Board and who is expected to serve on the board of directors of the combined company, is the Chief Executive Officer and Managing Partner of SR One.

(4)	At the time of signing the Subscription Agreement, Foresite Capital Fund V, L.P. together with Foresite Capital Fund VI LP and Foresite Public & Crossover Opportunities Fund I, L.P. (collectively “Foresite”) beneficially owned more than 5% of the outstanding shares of Avenzo Capital Stock. Following the closing of the Contemplated Transactions, Foresite is expected to beneficially own more than 5% of the outstanding shares of the combined company’s common stock.

(5)	At the time of signing the Subscription Agreement, Citadel Multi-Strategy Equities Master Fund Ltd. together with Citadel CEMF Investments Ltd. (collectively “Surveyor”) beneficially owned more than 5% of the outstanding shares of Avenzo Capital Stock. Following the closing of the Contemplated Transactions, Surveyor is not expected to beneficially own more than 5% of the outstanding shares of the combined company’s common stock.

(6)	At the time of signing the Subscription Agreement, NEA 18 Venture Growth Equity, L.P. together with NEA Ventures 2024, L.P. (collectively “NEA”) beneficially owned more than 5% of the outstanding shares of Avenzo Capital Stock. Following the closing of the Contemplated Transactions, NEA is expected to beneficially own more than 5% of the outstanding shares of the combined company’s common stock.

(7)	At the time of signing the Subscription Agreement, Deep Track Biotechnology Master Fund, Ltd. together with Deep Track Special Opportunities Fund, LP (collectively “Deep Track”) beneficially owned more than 5% of the outstanding shares of Avenzo Capital Stock. Following the closing of the Contemplated Transactions, Deep Track is expected to beneficially own more than 5% of the outstanding shares of the combined company’s common stock.

(8)	At the time of signing the Subscription Agreement, Sands Capital Life Sciences Pulse Fund II, L.P. (“Sands”) beneficially owned more than 5% of the outstanding shares of Avenzo Capital Stock. Following the closing of the Contemplated Transactions, Sands is not expected to beneficially own more than 5% of the outstanding shares of the combined company’s common stock.

(9)	At the time of signing the Subscription Agreement, TF IV Limited together with TF KK Limited (collectively “TF Limited”) beneficially owned more than 5% of the outstanding shares of Avenzo Capital Stock. Following the closing of the Contemplated Transactions, TF Limited is not expected to beneficially own more than 5% of the outstanding shares of the combined company’s common stock.

(10)

At the time of signing the Subscription Agreement, LAV Fund VI, L.P. together with LAV Fund VI Opportunities, L.P. (collectively “LAV”) beneficially owned more than 5% of the outstanding shares of Avenzo Capital Stock. Following the closing of the Contemplated Transactions, LAV is not expected to beneficially own more than 5% of the outstanding shares of the combined company’s common stock. Ms Li, a member of the Avenzo Board, is a Partner at Lilly Asia Ventures. Ms. Li resigned as a member of the Avenzo Board on July 4, 2026.

(11)	Dr. Countouriotis is Avenzo’s President and Chief Executive Officer and Chair of the Avenzo Board and is expected to serve as President and Chief Executive Officer and as Chair of the board of directors of the combined company.

Series A Convertible Preferred Stock Financing

In February 2024, pursuant to a Series A preferred stock purchase agreement (the “Series A SPA”), Avenzo issued and sold in a second tranche closing an aggregate of 33,868,975 shares of its Series A convertible preferred stock at a purchase price of $2.0225 per share and received gross proceeds of approximately $68.5 million.

The following table summarizes purchases of shares of Avenzo’s Series A convertible preferred stock by Avenzo directors, Avenzo executive officers, holders of more than 5% of the outstanding shares of Avenzo Capital Stock (at the time of and as a result of such transaction) and entities affiliated with members of the Avenzo Board or who became affiliates of members of the Avenzo Board as a result of such transaction.

NAME OF STOCKHOLDER	SERIES A PREFERRED	AGGREGATE CONSIDERATION
OrbiMed Private Investments IX, L.P.(1)	12,429,061	$25,137,775.88
Entities affiliated with SR One Capital Fund II Aggregator, LP(2)	9,039,316	$18,282,016.62
Entities affiliated with Foresite Capital Fund V, L.P.(3)	6,922,126	$13,999,999.84
Citadel Multi-Strategy Equities Master Fund Ltd.	4,519,659	$9,141,010.33
LAV Fund VI, L.P.(4)	641,074	$1,296,572.17
Athena Countouriotis, M.D.(5)	317,739	$642,627.13

(1)	Consists of shares purchased by OrbiMed Private Investments IX, LP. Dr. Gordon, a member of the Avenzo Board, is a Managing Partner at OrbiMed Advisors LLC.

(2)	Consists of shares purchased by SR One Capital Fund II Aggregator, LP, SR One Co-Invest XI, LLC and AMZL, LP. Dr. George, a member of the Avenzo Board, is the Chief Executive Officer and Managing Partner of SR One.

(3)	Consists of shares purchased by Foresite Capital Fund V, L.P. and Foresite Capital Fund VI, L.P.

(4)	Consists of shares purchased by LAV Fund VI, L.P. Ms Li, a member of the Avenzo Board, is a Partner at Lilly Asia Ventures.

(5)	Dr. Countouriotis is Avenzo’s President and Chief Executive Officer and Chair of the Avenzo Board.

In November 2024, pursuant to the Series A SPA, Avenzo issued and sold in a third tranche closing an aggregate of 33,868,975 shares of its Series A convertible preferred stock at a purchase price of $2.0225 per share and received gross proceeds of approximately $68.5 million.

The following table summarizes purchases of shares of Avenzo’s Series A convertible preferred stock by Avenzo directors, Avenzo executive officers, holders of more than 5% of the outstanding shares of Avenzo Capital Stock (at the time of and as a result of such transaction) and entities affiliated with members of the Avenzo Board or who became affiliates of members of the Avenzo Board as a result of such transaction.

NAME OF STOCKHOLDER	SERIES A PREFERRED	AGGREGATE CONSIDERATION
OrbiMed Private Investments IX, L.P.(1)	10,877,627	$22,000,000.61
Entities affiliated with SR One Capital Fund II Aggregator, LP(2)	7,911,001	$15,999,999.53
Entities affiliated with Foresite Capital Fund V, L.P.(3)	10,877,627	$22,000,000.62
Citadel Multi-Strategy Equities Master Fund Ltd.	3,955,501	$8,000,000.78
Athena Countouriotis, M.D.(4)	247,219	$500,000.43

(1)	Consists of shares purchased by OrbiMed Private Investments IX, LP. Dr. Gordon, a member of the Avenzo Board, is a Managing Partner at OrbiMed Advisors LLC.

(2)	Consists of shares purchased by SR One Capital Fund II Aggregator, LP, SR One Co-Invest XI, LLC and AMZL, LP. Dr. George, a member of the Avenzo Board, is the Chief Executive Officer and Managing Partner of SR One.

(3)	Consists of shares purchased by Foresite Capital Fund V, L.P. and Foresite Capital Fund VI, L.P.

(4)	Dr. Countouriotis is Avenzo’s President and Chief Executive Officer and Chair of the Avenzo Board.

Series A-1 Convertible Preferred Stock Financing

In March 2023, pursuant to a Series A-1 preferred stock purchase agreement (the “Series A-1 SPA”), Avenzo issued and sold in an initial closing an aggregate of 2,247,393 shares of its Series A-1 convertible preferred stock at a purchase price of $2.2248 per share and received gross proceeds of approximately $5.0 million (the “Initial Series A-1 Closing”).

The following table summarizes purchases of shares of Avenzo’s Series A-1 convertible preferred stock by Avenzo directors, Avenzo executive officers, holders of more than 5% of the outstanding shares of Avenzo Capital Stock (at the time of and as a result of such transaction) and entities affiliated with members of the Avenzo Board or who became affiliates of members of the Avenzo Board as a result of such transaction.

NAME OF STOCKHOLDER	SERIES A-1 PREFERRED	AGGREGATE CONSIDERATION
LAV Fund VI, L.P.(1)	2,247,393	$4,999,999.95

(1)	Consists of shares purchased by LAV Fund VI, L.P. Ms. Li, a Partner at Lilly Asia Ventures, became a member of the Avenzo Board as a result of the Initial Series A-1 Closing. As a result of the Initial Series A-1 Closing, LAV Fund VI, L.P. became a holder of more than 5% of the outstanding shares of Avenzo Capital Stock.

In February and March 2024, pursuant to the Series A-1 SPA, Avenzo issued and sold in three second tranche closings an aggregate of 51,847,357 shares of its Series A-1 convertible preferred stock at a purchase price of $2.2248 per share and received gross proceeds of approximately $115.3 million (the “Second Series A-1 Closings”).

The following table summarizes purchases of shares of Avenzo’s Series A-1 convertible preferred stock by Avenzo directors, Avenzo executive officers, holders of more than 5% of the outstanding shares of Avenzo Capital Stock (at the time of and as a result of such transaction) and entities affiliated with members of the Avenzo Board or who became affiliates of members of the Avenzo Board as a result of such transaction.

NAME OF STOCKHOLDER	SERIES A-1 PREFERRED	AGGREGATE CONSIDERATION
Entities affiliated with NEA 18 Venture Growth Equity, L.P.(1)	8,989,572	$19,999,999.80
Deep Track Biotechnology Master Fund, Ltd.(2)	8,989,572	$19,999,999.79
Sands Capital Life Science Pulse Fund II, L.P.(3)	6,742,179	$14,999,999.84
TF IV Limited(4)	4,494,786	$9,999,999.90
LAV Fund VI, L.P.(5)	4,494,786	$9,999,999.90

(1)	Consists of shares purchased by NEA 18 Venture Growth Equity, L.P. and NEA Ventures 2024, L.P. As a result of the Second Series A-1 Closings, NEA became a holder of more than 5% of the outstanding shares of Avenzo Capital Stock.

(2)	Consists of shares purchased by Deep Track Biotechnology Master Fund, Ltd. As a result of the Second Series A-1 Closings, Deep Track Biotechnology Master Fund, Ltd. became a holder of more than 5% of the outstanding shares of Avenzo Capital Stock.

(3)	Consists of shares purchased by Sands Capital Life Science Pulse Fund II, L.P. As a result of the Second Series A-1 Closings, Sands Capital Life Science Pulse Fund II, L.P. became a holder of more than 5% of the outstanding shares of Avenzo Capital Stock.

(4)	Consists of shares purchased by TF IV Limited. As a result of the Second Series A-1 Closings, TF IV Limited became a holder of more than 5% of the outstanding shares of Avenzo Capital Stock.

(5)	Consists of shares purchased by LAV Fund VI, L.P. Ms. Li, a member of the Avenzo Board, is a Partner at Lilly Asia Ventures.

In November 2024, pursuant to the Series A-1 SPA, Avenzo issued and sold in a third tranche closing an aggregate of 42,250,989 shares of its Series A-1 convertible preferred stock at a purchase price of $2.2248 per share and received gross proceeds of approximately $94.0 million (the “Third Series A-1 Closing”).

The following table summarizes purchases of shares of Avenzo’s Series A-1 convertible preferred stock by Avenzo directors, Avenzo executive officers, holders of more than 5% of the outstanding shares of Avenzo Capital Stock (at the time of and as a result of such transaction) and entities affiliated with members of the Avenzo Board or who became affiliates of members of the Avenzo Board as a result of such transaction.

NAME OF STOCKHOLDER	SERIES A-1 PREFERRED	AGGREGATE CONSIDERATION
NEA 18 Venture Growth Equity, L.P.	4,494,786	$9,999,999.90
Deep Track Biotechnology Master Fund, Ltd.	4,494,786	$9,999,999.90
Sands Capital Life Science Pulse Fund II, L.P.	4,494,786	$9,999,999.90
TF IV Limited	6,742,179	$14,999,999.84
LAV Fund VI, L.P.(1)	4,494,786	$9,999,999.90
OrbiMed Genesis Master Fund, L.P.(2)	2,247,393	$4,999,999.95

(1)	Consists of shares purchased by LAV Fund VI, L.P. Ms. Li, a member of the Avenzo Board, is a Partner at Lilly Asia Ventures.

(2)	Consists of shares purchased by OrbiMed Genesis Master Fund, L.P. Dr. Gordon, a member of the Avenzo Board, is a Managing Partner at OrbiMed Advisors LLC.

Series B Convertible Preferred Stock Financing

In August and September 2025, pursuant to a Series B preferred stock purchase agreement, Avenzo issued and sold in three closings an aggregate of 27,093,652 shares of its Series B convertible preferred stock at a purchase price of $2.2248 per share and received gross proceeds of approximately $60.3 million (the “Series B Financing”).

The following table summarizes purchases of shares of Avenzo’s Series B convertible preferred stock by Avenzo directors, Avenzo executive officers, holders of more than 5% of the outstanding shares of Avenzo Capital Stock (at the time of and as a result of such transaction) and entities affiliated with members of the Avenzo Board or who became affiliates of members of the Avenzo Board as a result of such transaction.

NAME OF STOCKHOLDER	SERIES B PREFERRED	AGGREGATE CONSIDERATION
Entities affiliated with OrbiMed Private Investments IX, L.P.(1)	3,845,232	$8,554,872.16
Entities affiliated with SR One Capital Fund II Aggregator, LP(2)	2,593,746	$5,770,566.11
Entities affiliated with Foresite Capital Fund V, L.P.(3)	2,883,166	$6,414,467.72
Citadel Multi-Strategy Equities Master Fund Ltd.	1,296,873	$2,885,283.06
NEA 18 Venture Growth Equity, L.P.	1,672,980	$3,722,045.91
Deep Track Biotechnology Master Fund, Ltd.	1,672,980	$3,722,045.91
Sands Capital Life Science Pulse Fund II, L.P.	1,394,150	$3,101,704.92
TF IV Limited	1,394,150	$3,101,704.92
Entities affiliated with LAV Fund VI, L.P.(4)	1,473,687	$3,278,658.84
Athena Countouriotis, M.D.(5)	100,765	$224,181.98

(1)	Consists of shares purchased by OrbiMed Private Investments IX, LP and OrbiMed Genesis Master Fund, L.P. Dr. Gordon, a member of the Avenzo Board, is a Managing Partner at OrbiMed Advisors LLC.

(2)	Consists of shares purchased by SR One Capital Fund II Aggregator, LP, SR One Co-Invest XI, LLC and AMZL, LP. Dr. George, a member of the Avenzo Board, is the Chief Executive Officer and Managing Partner of SR One.

(3)	Consists of shares purchased by Foresite Capital Fund V, L.P. and Foresite Capital Fund VI, L.P.

(4)	Consists of shares purchased by LAV Fund VI Opportunities, L.P. Ms. Li, a member of the Avenzo Board, is a Partner at Lilly Asia Ventures.

(5)	Dr. Countouriotis is Avenzo’s President and Chief Executive Officer and Chair of the Avenzo Board.

Investor Agreements

Avenzo is party to an amended and restated investors’ rights agreement, as amended, amended and restated voting agreement and amended and restated right of first refusal and co-sale agreement containing registration rights, information rights, voting rights and rights of first refusal and co-sale, among other things, with certain of its stockholders, including Avenzo officers, Avenzo directors, holders of more than 5% of the outstanding shares of Avenzo Capital Stock, and entities with which certain of Avenzo’s officers and directors are affiliated. The foregoing agreements will terminate at or prior to the Closing.

Indemnification Agreements

Avenzo’s third amended and restated certificate of incorporation contains provisions limiting the liability of directors of Avenzo, and Avenzo’s amended and restated bylaws provide that Avenzo will indemnify each of its directors and executive officers (as defined in Rule 3b-7 promulgated under the Exchange Act) to the fullest extent not prohibited by the DGCL or any other applicable law. Avenzo’s third amended and restated certificate of incorporation also provides the Avenzo Board with discretion to indemnify its directors, officers and agents (and any other persons to which the DGCL permits Avenzo to provide indemnification) pursuant to Avenzo’s amended and restated bylaws, agreements, vote of Avenzo’s stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. In addition, Avenzo’s amended and restated bylaws provide that Avenzo has the power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law.

Avenzo has entered, and the combined company will enter, into separate indemnification agreements with each of its directors and executive officers. The Avenzo indemnification agreements provide, and the combined company indemnification agreements will provide, that Avenzo, or the combined company, as applicable, will indemnify each of their respective directors and officers against any and all expenses incurred by that director or officer because of his or her status as one of Avenzo’s or the combined company’s, as applicable, directors and/or officers, or while serving as a director, officer, employee or agent of another entity, to the fullest extent permitted by the DGCL, Avenzo’s or the combined company’s amended and restated certificate of incorporation and amended and restated bylaws. In addition, the Avenzo indemnification agreements provide, and the combined company indemnification agreements will provide, that, to the fullest extent permitted by the DGCL, Avenzo or the combined company, as applicable, will advance all expenses incurred by their respective directors and officers in connection with a legal proceeding involving his or her status as a director or executive officer, or while serving as a director, officer, employee or agent of another entity. The terms of the combined company indemnification agreements are qualified in their entirety by reference to the actual text of the indemnification agreement, a form of which is filed as an exhibit to this proxy statement/prospectus.

Policies and Procedures for Transactions with Related Persons

Following the Closing, the combined company plans to adopt a new written related-person transactions policy that sets forth its policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of the combined company’s policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the combined company and any “related person” are participants involving an amount that exceeds the lesser of $120,000 and 1% of the average of the combined company’s total assets at year-end for the last two completed fiscal years. Transactions involving compensation for services provided to the combined company as an employee, consultant or director will not be considered related-person transactions under this policy. A related person will be any executive officer, director, nominee to become a director or a holder of more than five percent of the combined company’s common stock, including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, it is expected that where a transaction has been identified as a related-person transaction, management will need to present information regarding the proposed related-person transaction to the combined company’s audit committee (or, where review by the combined company’s audit committee would be inappropriate, to another independent body of the combined company’s board of directors) for review. The presentation will need to include a description of, among other things, all of the parties thereto, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to the combined company and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties and management’s recommendation. To identify related-person transactions in advance, the combined company will rely on information supplied by its executive officers, directors and certain significant stockholders. In considering related-person transactions, the combined company’s audit committee or another independent body of the combined company’s board of directors will take into account the relevant available facts and circumstances including, but not limited to:

∎	the risks, costs and benefits to the combined company;

∎	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

∎	the terms of the transaction;

∎	the availability of other sources for comparable services or products; and

∎	the terms available to or from, as the case may be, unrelated third parties.

In the event a director has an interest in the proposed transaction, the director will need to recuse himself or herself from the deliberations and approval.

Policies for Approval of Related Party Transactions

The Rallybio Board has adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which Rallybio was or is to be a participant, where the amount involved exceeds the lesser of (i) $120,000 or (ii) one percent of the average of Rallybio’s total assets at year end for the last two completed fiscal years, in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, the audit committee is tasked with considering all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

On May 31, 2026, Rallybio, Merger Sub and Avenzo entered into the Merger Agreement, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Avenzo, with Avenzo surviving as a wholly owned subsidiary of Rallybio. The Merger is expected to close in the fourth quarter of 2026 following the effectiveness of this registration statement, receipt of approval by the stockholders of each of Rallybio and Avenzo and the satisfaction or waiver of the other conditions to the Merger. Upon completion of the Merger, the business of Avenzo will continue as the business of the combined company. After the completion of the Merger, Rallybio expects to change its corporate name from “Rallybio Corporation” to “Avenzo Therapeutics, Inc.”

Subject to the terms and conditions of the Merger Agreement, at the Effective Time:

∎

Each outstanding share of Avenzo Capital Stock (other than the shares issued in the Concurrent Financing) will be converted into the right to receive a number of shares of Rallybio Common Stock equal to the Exchange Ratio.

∎

Each outstanding share of Avenzo Common Stock issued in the Concurrent Financing will be converted into the right to receive a number of shares of Rallybio Common Stock equal to the Concurrent Financing Exchange Ratio.

∎

Each outstanding share of Avenzo Common Stock that is unvested or subject to a repurchase option or a risk of forfeiture will be exchanged for the number of shares of Rallybio Common Stock based on the Exchange Ratio, and will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture.

∎

Each outstanding and unexercised stock option to purchase Avenzo Common Stock will be assumed by Rallybio and will be converted into an option to purchase the number of shares of Rallybio Common Stock with an exercise price, both of which are based on the Exchange Ratio, and will to the same extent otherwise remain unchanged as to the term, exercisability, vesting schedule and other provisions of such stock options.

The combined company will be renamed “Avenzo Therapeutics, Inc.” and its headquarters will be Avenzo’s current headquarters in San Diego, California.

In addition, Rallybio will ask its stockholders to approve an amendment to its amended and restated certificate of incorporation to effect a reverse stock split. The Rallybio Board (or, if the reverse stock split is effected following the Effective Time, the board of directors of the combined company) may determine to effect the reverse stock split, if it is approved by the stockholders, at any time prior to or following the Closing. Upon the effectiveness of the amendment to its amended and restated certificate of incorporation effecting the reverse stock split, the outstanding shares of Rallybio Common Stock will be reduced by a ratio to be agreed upon by Rallybio and Avenzo, in the range from 1-for-2 to 1-for-9. For purposes of the unaudited pro forma condensed combined financial information a reverse stock split of 1-for-5.5 has been assumed for all capital stock of both Rallybio and Avenzo, and any references herein to the proposed reverse stock split shall account for such assumption.

Before giving effect to the 1-for-5.5 reverse stock split, each of the Exchange Ratio and the Concurrent Financing Exchange Ratio is assumed to be 0.5020 shares of Rallybio Common Stock for each share of Avenzo Capital Stock upon the Closing and is subject to the assumptions set forth below. Under the expected Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, immediately after the Closing, pre-Merger equityholders of Avenzo (other than investors in the Concurrent Financing) are expected to own approximately 56.6% of the combined company, pre-Merger equityholders of Rallybio are expected to own approximately 2.8% of the combined company, and the Investors are expected to own approximately 40.6% of the combined company (assuming proceeds from the Concurrent Financing of $215.0 million), in each case, taking into account outstanding Avenzo stock options on an as-if exercised basis using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Rallybio of $15.0 million (assuming Rallybio has no Rallybio Net Cash after giving effect to the expected payment of Parent Distributions), (ii) a fixed valuation for Avenzo of $300.0 million, and (iii) the relative capitalization of Rallybio and Avenzo. In connection with the Merger, Avenzo entered into the Subscription Agreement with the Investors, and Rallybio expects to enter into the Rallybio CVR Agreement.

In addition, prior to the Closing, Rallybio expects to declare one or more cash dividends, which may be payable after the Closing Date to the pre-Merger Rallybio stockholders up to the aggregate amount that reduces the Rallybio Net Cash to zero.

The unaudited pro forma condensed combined financial information gives effect to the Merger, which is expected to be accounted for as a reverse recapitalization under GAAP, as well as the Concurrent Financing, and assumes the proposed reverse stock split at a ratio of 1-for-5.5, and that Rallybio declares one or more Parent Distributions that reduce the Rallybio Net Cash to zero (collectively, the “Transactions”). For further details related to the accounting for the Transactions see the accompanying notes. All share amounts have been adjusted to reflect the estimated Exchange Ratio of 0.5020 shares of Rallybio Common Stock for each share of Avenzo Capital Stock, unless otherwise stated. The Exchange Ratio described above does not give effect to the proposed reverse stock split of Rallybio Common Stock and is subject to adjustment based on Rallybio’s final Rallybio Net Cash at the Closing and the final number of shares of Rallybio Common Stock outstanding immediately prior to the Closing, as described in more detail in the section titled “The Merger Agreement —Merger Consideration and Exchange Ratio” of the accompanying proxy statement/prospectus.

The unaudited pro forma condensed combined balance sheet assumes that the Transactions took place on March 31, 2026, and combines the historical balance sheets of Rallybio and Avenzo as of such date. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2026 and for the year ended December 31, 2025 combine the historical results of Rallybio and Avenzo for those periods and assume that the Transactions took place on January 1, 2025. The unaudited pro forma condensed combined financial information was prepared pursuant to Rule 8-05 and Article 11 of SEC Regulation S-X.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate historical financial statements of Rallybio and Avenzo, and their respective management’s discussion and analysis of financial condition and results of operations included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed including but not limited to changes in Rallybio’s assets and liabilities, additional financing, additional direct and incremental offering costs and the final reverse stock split. Adjustments have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting expected to be completed after the Closing may occur, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, or operating efficiencies that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in the future periods or the result that actually would have been realized had Rallybio and Avenzo been a combined organization during the specified period. The actual results reported in periods following the Transactions may differ significantly from those reflected in the unaudited condensed combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2026

(in thousands, except per share data)

	RALLYBIO (HISTORICAL)	AVENZO (HISTORICAL)	TRANSACTION ACCOUNTING ADJUSTMENTS (NOTE 5)	NOTES	PRO FORMA COMBINED
ASSETS
Current assets:
Cash and cash equivalents	$41,299	$64,758	$(4,522)	A	$269,258
			204,500	B
			(138)	H
			(1,800)	I
			3,613	J
			5,496	L
			(2,665)	M
			(41,283)	N
Marketable securities	5,496	94,543	(5,496)	L	94,543
Prepaid expenses and other current assets	6,695	9,858	(3,934)	J	12,388
			(231)	K

Total current assets	53,490	169,159	153,540		376,189
Property and equipment, net	20	1,015	(20)	O	1,015
Operating lease right-of-use assets	152	6,892	(152)	H	6,892
Other assets, noncurrent	810	966	—		1,776

Total assets	$54,472	$178,032	$153,368		$385,872

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$940	$915	$(940)	M	$915
Accrued expenses and other current liabilities	3,101	6,287	(1,376)	A	10,994
			4,707	D
			(1,725)	M
Operating lease liabilities	99	1,342	(99)	H	1,342

Total current liabilities	4,140	8,544	567		13,251
Operating leases liabilities, noncurrent	55	5,867	(55)	H	5,867
Other long-term liabilities	—	—	2,166	C	2,166

Total liabilities	4,195	14,411	2,678		21,284

Convertible preferred stock, $0.0001 par value	—	444,530	(444,530)	E	—
Stockholders’ equity (deficit):
Common stock, $0.0001 par value	4	1	8	B	4
			11	E
			(20)	P
Additional paid-in capital	360,548	19,044	204,492	B	670,982
			(2,166)	C
			(4,707)	D
			444,519	E
			(311,593)	F
			2,108	G
			(41,283)	N
			20	P
Accumulated other comprehensive income (loss)	1	(30)	(1)	L	(30)
Accumulated deficit	(310,276)	(299,924)	(3,146)	A	(306,368)
			311,593	F
			(2,108)	G
			(136)	H
			(1,800)	I
			(321)	J
			(231)	K
			1	L
			(20)	O

Total stockholders’ equity (deficit)	50,277	(280,909)	595,220		364,588

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$54,472	$178,032	$153,368		$385,872

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2026

(in thousands, except share and per share data)

	RALLYBIO (HISTORICAL)	AVENZO (HISTORICAL)	TRANSACTION ACCOUNTING ADJUSTMENTS (NOTE 5)	NOTES	PRO FORMA COMBINED
Collaboration and license revenue	$212	$—	$—		$212

Operating expenses:
Research and development	2,871	14,465	—		17,336
General and administrative	6,074	4,740	—		10,814

Total operating expenses	8,945	19,205	—		28,150

Loss from operations	(8,733)	(19,205)	—		(27,938)
Other income:
Interest income	201	1,580	—		1,781
Other income, net	254	—	—		254

Total other income, net	455	1,580	—		2,035

Net loss	$(8,278)	$(17,625)	$—		$(25,903)

Weighted average common shares outstanding—basic and diluted	5,688,584	11,459,099	19,099,329	DD	36,247,012

Net loss per common share—basic and diluted	$(1.46)	$(1.54)			$(0.71)

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2025

(in thousands, except share and per share data)

	RALLYBIO (HISTORICAL)	AVENZO (HISTORICAL)	TRANSACTION ACCOUNTING ADJUSTMENTS (NOTE 5)	NOTES	PRO FORMA COMBINED
Collaboration and license revenue	$858	$—	$—		$858

Operating expenses:
Research and development	19,597	51,819	776	BB	72,192
Acquired in-process research and development	—	73,000	—		73,000
General and administrative	14,325	24,235	2,536	AA	44,228
			1,332	BB
			1,800	CC

Total operating expenses	33,922	149,054	6,444		189,420

Loss from operations	(33,064)	(149,054)	(6,444)		(188,562)
Other income:
Interest income	2,189	8,892	—		11,081
Gain on sale of joint venture	22,350	—	—		22,350
Other income, net	421	8	—		429

Total other income, net	24,960	8,900	—		33,860

Loss before equity in losses of joint venture	(8,104)	(140,154)	(6,444)		(154,702)
Loss on investment in joint venture	874	—	—		874

Net loss	$(8,978)	$(140,154)	$(6,444)		$(155,576)

Weighted average common shares outstanding—basic and diluted	5,629,370	9,330,985	21,275,890	DD	36,236,245

Net loss per common share—basic and diluted	$(1.59)	$(15.02)			$(4.29)

See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1—Description of the Transaction

On May 31, 2026, Rallybio, Merger Sub and Avenzo entered into the Merger Agreement, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Avenzo, with Avenzo surviving as a wholly owned subsidiary of Rallybio. Subject to the terms and conditions of the Merger Agreement, at the Effective Time:

∎

Each outstanding share of Avenzo Capital Stock (other than the shares issued in the Concurrent Financing) will be converted into the right to receive a number of shares of Rallybio Common Stock equal to the Exchange Ratio.

∎

Each outstanding share of Avenzo Common Stock issued in the Concurrent Financing will be converted into the right to receive a number of shares of Rallybio Common Stock equal to the Concurrent Financing Exchange Ratio.

∎

Each outstanding share of Avenzo Common Stock that is unvested or subject to a repurchase option or a risk of forfeiture will be exchanged for the number of shares of Rallybio Common Stock based on the Exchange Ratio, and will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture.

∎

Each outstanding and unexercised stock option to purchase Avenzo Common Stock will be assumed by Rallybio and will be converted into an option to purchase the number of shares of Rallybio Common Stock with an exercise price, both of which are based on the Exchange Ratio, and will to the same extent otherwise remain unchanged as to the term, exercisability, vesting schedule and other provisions of such stock options.

The combined company will be renamed “Avenzo Therapeutics, Inc.” and its headquarters will be Avenzo’s current headquarters in San Diego, California.

In connection with the Merger, Rallybio’s unvested equity awards are expected to be accelerated and fully vested prior to the Closing, which is expected to be treated as a post-Merger compensation expense of the combined entity.

Anticipated Concurrent Financing

Concurrent with the execution and delivery of the Merger Agreement, Avenzo and the Investors executed the Subscription Agreement, pursuant to which the Investors agreed to purchase shares of Avenzo Common Stock immediately prior to the Closing, for aggregate gross cash proceeds of $215.0 million before estimated expenses. Approximately 164.2 million shares of Avenzo Common Stock are expected to be issued immediately prior to or concurrent with the Closing, at an estimated purchase price of $1.31 per share and before giving effect to the Exchange Ratio.

The following table summarizes the pro forma number of shares of common stock of the combined company and the relative ownership percentages in the combined company immediately upon the consummation of the Merger calculated on a fully diluted basis, using the treasury stock method, and assuming (i) a valuation for Rallybio of $15.0 million (assuming Rallybio has no Rallybio Net Cash after giving effect to the expected payment of Parent Distributions), (ii) a fixed valuation for Avenzo of $300.0 million, (iii) the anticipated proceeds from the Concurrent Financing of $215.0 million and (iv) a proposed reverse stock split of Rallybio Common Stock at an assumed ratio of 1-for-5.5 (assumed to be implemented following the Closing):

	COMMON STOCK	OWNERSHIP %
Avenzo equityholders	20,916,250	56.6%
Concurrent Financing Investors	14,989,980	40.6%
Rallybio equityholders	1,045,813	2.8%

Total shares of common stock of the combined company	36,952,043	100.0%

Consummation of the Merger is subject to certain closing conditions, including, but not limited to, approval by Rallybio stockholders, approval by Avenzo stockholders, Nasdaq’s approval of the listing of the shares of Rallybio Common Stock to be issued in connection with the Merger, the Concurrent Financing with cash proceeds of $215.0 million, and the effectiveness of the registration statement of which this proxy statement/prospectus forms a part.

The employment agreements for certain executives of Rallybio include entitlement to change in control payments, which are expected to be treated as post-Merger compensation expense of the combined entity. Prior to the Closing, Rallybio also has or expects to (i) discontinue its research and development activities, and (ii) close out and terminate all contracts related to Rallybio’s operations and clinical trials. To the extent such costs and any other termination costs are not settled in cash or accrued by Rallybio prior to Closing, they will be assumed by the combined company at Closing and adjusted through Rallybio’s valuation.

Contingent Value Rights Agreement

During the year ended December 31, 2025, Rallybio sold its interest in the joint venture with Recursion Pharmaceuticals, Inc. (“Recursion”), which contained rights to its REV102 product candidate, to Recursion. In connection with the sale, Rallybio recorded at fair value the contractual rights (“CVR Assets”) related to potential future proceeds from the achievement of a future milestone by Recursion, currently expected to occur during 2027, as well as future royalties and a potential sale to a third party of intellectual property (“IP”) rights with respect to REV102. The fair value of CVR Assets at the time of the sale was $3.0 million and did not materially change by March 31, 2026.

Immediately prior to the Closing, Rallybio expects to enter into the Rallybio CVR Agreement, pursuant to which after the Closing Date holders of Rallybio Common Stock, pre-funded warrants, restricted stock units and in-the-money stock options will receive one Rallybio CVR for each outstanding share, or share underlying such pre-funded warrant or equity award held. Each Rallybio CVR holder will be entitled to receive on a pro rata basis a share of all of the net proceeds, if any, received by Rallybio through December 31, 2031 from (i) upfront, milestone, or royalty fees under any disposition agreements related to the Legacy Assets, and (ii) all of the cash proceeds, if any, received from Recursion related to the sale of Rallybio’s REV102 in July 2025. The combined company will use commercially reasonable efforts to effect the disposition of the Legacy Assets for a period of four months after the Closing, provided that such efforts shall only apply to a potential disposition to a third party that Rallybio had been in discussion prior to the Closing.

Rallybio’s obligations under the Rallybio CVR Agreement represent financial liabilities (“CVR Liabilities”) in scope of Accounting Standards Codification 815, Derivatives and Hedging, and will be initially and subsequently recorded at fair value, with changes in fair value recorded in earnings. The fair value of the liabilities is estimated to be $2.2 million as of March 31, 2026. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2026 and the year ended December 31, 2025 do not reflect any adjustments related to the remeasurement of the liabilities, as such adjustments would have been hypothetical.

Note 2—Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and depicts the proposed reverse stock split and accounting for the Merger (“Transaction Accounting Adjustments”). For purposes of the unaudited pro forma condensed combined financial information, the proposed reverse stock split (at an assumed ratio of 1-for-5.5) is assumed to have been effected, regardless of whether it occurs prior to or following the Effective Time. The unaudited pro forma condensed combined balance sheet as of March 31, 2026 assumes that the proposed reverse stock split and the Merger had been approved and consummated on March 31, 2026. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2026 and year ended December 31, 2025 assume that the proposed reverse stock split and the Merger took place on January 1, 2025, and combines the historical results of Rallybio and Avenzo for those periods.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The pro forma adjustments are subject to further revision as additional information becomes available and additional analyses are performed, including but not limited to changes in Rallybio’s assets and liabilities, additional financing, additional direct and incremental offering costs and the final reverse stock split. Adjustments have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. There will be differences between the pro forma adjustments and the final accounting expected to be completed after the Closing, and such differences could be material.

Note 3—Accounting for the Merger

The unaudited pro forma condensed combined financial information gives effect to the Merger, which is expected to be accounted for under GAAP as an in-substance reverse recapitalization of Avenzo. The treatment as an in-substance reverse recapitalization is based on the assessment that as a result of Rallybio’s discontinuation of its research and development activities and settlement of its other remaining operating assets and liabilities immediately prior to the Closing, Rallybio is expected to have nominal operations and nominal assets. Under a reverse recapitalization, Avenzo is considered to effect a financing transaction in exchange for issuing equity, with the financing arising under the Concurrent Financing.

Rallybio is not considered to be the accounting acquirer in the Merger based on the following considerations:

∎	Avenzo stockholders will own a majority of the voting rights of the combined company.

∎	Avenzo will designate all initial members of the board of directors of the combined company.

∎	Avenzo’s executive management team will become the executive management team of the combined company.

∎	Avenzo is the larger entity based on asset size, operating expenses, cash flows used in operations, and equity value.

As the transaction is a reverse recapitalization, Avenzo’s assets and liabilities will be carried into the accounting records of the combined company at their pre-combination carrying amounts. Avenzo’s historical equity carrying values will become the equity of the combined company, with the number of shares outstanding and the common stock aggregate par value adjusted for the effects of the exchange of Avenzo Capital Stock for Rallybio’s Common Stock. For periods prior to the Closing, the historical financial statements of Avenzo will become the historical financial statements of the combined company.

The assets and liabilities of Rallybio will be adjusted upon completion of the Merger to their fair values, which are expected to approximate their carrying values except for the CVR Liabilities as discussed in Note 1. No goodwill is recognized. The net assets and liabilities to be acquired exclude cash and cash equivalents and marketable securities. Prior to the Closing, Rallybio expects to liquidate any remaining marketable securities and other assets and settle any remaining liabilities, and declare one or more cash dividends, which may be payable after the Closing Date to the pre-Merger Rallybio stockholders such that Rallybio Net Cash (including marketable securities and other assets, and net of any liabilities) is reduced to zero at Closing. Any net assets remaining at the time of closing will be recorded as adjustments to the post-Merger equity of the combined company.

Note 4—Shares of Rallybio Common Stock Issued to Avenzo Stockholders upon the Closing of the Merger

At Closing, all outstanding shares of Avenzo Capital Stock will be exchanged for shares of Rallybio Common Stock based on the preliminary estimated Exchange Ratio of 0.5020 shares of Rallybio Common Stock for each share of Avenzo Capital Stock and preliminary estimated Concurrent Financing Exchange Ratio of 0.5020 shares of Rallybio Common Stock for each share of Avenzo Common Stock issued in the Concurrent Financing, in each case, determined in accordance with the terms of the Merger Agreement and before giving effect to the proposed reverse stock split at an assumed ratio of 1-for-5.5 (which may be effected prior to or following the Effective Time). The estimated number of shares of Rallybio Common Stock expected to be issued to Avenzo stockholders, assuming the Rallybio Net Cash at Closing is zero and a proposed reverse stock split of Rallybio Common Stock at an assumed ratio of 1-for-5.5, is determined as follows:

Shares of Avenzo Common Stock issued and outstanding(1)	13,277,506
Shares of Avenzo Preferred Stock issued and outstanding(1)	208,235,437

Total Avenzo shares issued and outstanding prior to Closing	221,512,943
Concurrent Financing shares	164,243,437

Total Avenzo shares and Concurrent Financing shares prior to Closing	385,756,380
Estimated Exchange Ratio and Concurrent Financing Exchange Ratio (rounded)	0.5020

Estimated shares expected to be issued to existing Avenzo stockholders and investors participating in Avenzo Concurrent Financing upon Closing, prior to reverse stock split	193,637,216
Reverse stock split ratio	5.5

Estimated shares expected to be issued to existing Avenzo stockholders and investors participating in Avenzo Concurrent Financing upon Closing, after reverse stock split	35,206,766

(1)	Represents shares issued and outstanding as of July 13, 2026, including shares of Avenzo Common Stock subject to vesting conditions that are legally issued.

Note 5—Pro Forma Adjustments

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Merger based on preliminary estimates that could change materially as additional information is obtained.

Adjustments to the historical consolidated financial statements of Rallybio to conform to the accounting policies of Avenzo are not expected to be significant.

Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2026 are as follows:

(A)

To reflect an increase in accumulated deficit of $3.1 million for estimated severance and other separation benefit costs related to change-in-control and termination payments under existing employment agreements to Rallybio current and former employees upon Closing, of which $2.5 million are costs incurred by the combined company and the remaining $0.6 million are costs incurred by Rallybio. The adjustment also reflects a decrease in accrued severance of $1.4 million for severance and other separation benefit costs that was accrued on or prior to March 31, 2026, resulting in total cash payments of $4.5 million.

(B)

To reflect the anticipated proceeds in cash and cash equivalents from the Concurrent Financing of $215.0 million effected immediately prior to or at the Closing, net of estimated equity issuance costs of $10.5 million, with a corresponding increase in common stock of the combined company for the par value and additional paid-in capital for the excess over par converted in accordance with the Concurrent Financing Exchange Ratio.

(C)	To reflect CVR Liabilities payable to the pre-Closing Rallybio stockholders of $2.2 million, with a corresponding reduction in additional paid-in capital.

(D)

To reflect preliminary estimated Merger-related transaction costs of $4.7 million expected to be incurred by Avenzo in connection with the Merger, which includes Avenzo’s direct and incremental advisory, legal, consulting, accounting and other professional fees, as well as 60% of certain shared printing, filing and proxy solicitation costs incurred by Rallybio that are contractually payable by Avenzo. As the Merger is accounted for as a reverse recapitalization, these costs are treated as a cost of raising equity and are recorded as a reduction to additional paid-in capital, with a corresponding liability in accrued expenses and other current liabilities.

(E)

To reflect the conversion of Avenzo Common Stock and Preferred Stock into Rallybio Common Stock in an aggregate amount of $444.5 million, recorded to combined company’s common stock for the par value and additional paid-in capital for the excess over the par value.

(F)	To reflect the derecognition of Rallybio’s pro forma accumulated deficit of $311.6 million with a corresponding decrease to additional paid-in capital.

Rallybio’s pro forma accumulated deficit as of March 31, 2026 includes adjustments for seller transaction expenses attributable to Rallybio, as the accounting acquiree. These costs are excluded from the unaudited pro forma condensed combined statements of operations because they do not represent expenses of Avenzo, the accounting acquirer. Rallybio’s pro forma accumulated deficit as of March 31, 2026 was determined as follows (in thousands):

Rallybio’s historical accumulated deficit	$310,276
Rallybio’s cost for severance and termination benefits (Note A)	610
Loss on termination of Rallybio’s office lease (Note H)	136
Derecognition of Rallybio prepaid contract manufacturing assets (Note J)	321
Derecognition of Rallybio prepaid insurance (Note K)	231
Gain on liquidation of Rallybio’s marketable securities (Note L)	(1)
Loss on disposal of Rallybio’s fixed assets (Note O)	20

Rallybio’s pro forma accumulated deficit	$311,593

(G)

To reflect estimated stock-based compensation expense related to the acceleration of Rallybio’s unvested equity awards in connection with the Merger, recorded as an increase to accumulated deficit of the combined company with a corresponding increase to additional paid-in capital of $2.1 million.

(H)

To reflect the early termination of Rallybio’s office lease, including the derecognition of operating lease right-of-use asset of $0.2 million, current lease liabilities of $0.1 million and noncurrent lease liabilities of $0.1 million, and cash payment of $0.1 million to the landlord in connection with the early termination. The resulting loss of $0.1 million is reflected as an increase to Rallybio’s accumulated deficit.

(I)

To reflect the estimated premium of $1.8 million for Rallybio’s directors’ and officers’ liability insurance policy to be purchased by Rallybio prior to the Closing with a corresponding increase to the accumulated deficit of the combined company as the insurance policy benefits the combined company and is therefore considered an expense of the combined company.

(J)

To reflect the expected refunds to be collected on Rallybio’s prepaid contract manufacturing assets and to derecognize the remaining prepaid contract manufacturing assets, resulting in an increase in cash and cash equivalents of $3.6 million, an increase to Rallybio’s accumulated deficit of $0.3 million, and a decrease in prepaid expenses and other current assets of $3.9 million.

(K)	To reflect the derecognition of prepaid insurance balances that will be fully utilized upon Closing, resulting in an increase to Rallybio’s accumulated deficit of $0.2 million.

(L)

To reflect the liquidation of Rallybio’s marketable securities prior to the Merger, resulting in an increase to cash and cash equivalents of $5.5 million, a decrease to accumulated other comprehensive income and a corresponding decrease to Rallybio’s accumulated deficit of $1 thousand.

(M)

To reflect the payment of Rallybio’s accounts payable and remaining accrued expenses and other current liabilities prior to the Merger, resulting in a decrease in cash and cash equivalents of $2.7 million.

(N)

To reflect the expected distribution of residual Rallybio cash and cash equivalents of $41.3 million to the pre-Merger Rallybio equityholders, assuming Rallybio Net Cash at Closing is zero, resulting in a corresponding decrease to additional paid-in capital.

The pro forma residual Rallybio cash and cash equivalents as of March 31, 2026 were determined as follows (in thousands):

Rallybio’s historical cash and cash equivalents	$41,299
Payment of estimated severance and other separation benefit costs (Note A)	(4,522)
Payment of termination fee on Rallybio’s office lease (Note H)	(138)
Payment of Rallybio’s directors’ and officers’ liability insurance policy premium (Note I)	(1,800)
Refunds on Rallybio’s prepaid contract manufacturing assets (Note J)	3,613
Liquidation of Rallybio’s marketable securities (Note L)	5,496
Payment of Rallybio’s accounts payable and remaining accrued expenses and other current liabilities (Note M)	(2,665)

Rallybio’s pro forma residual cash and cash equivalents	$41,283

(O)	To reflect the disposal of Rallybio’s fixed assets, resulting in a decrease in property and equipment, net of $20 thousand and a corresponding increase to Rallybio’s accumulated deficit.

(P)

To reflect the par value of the common stock of the combined company expected to be outstanding at the Closing, including the effect of the assumed reverse stock split, resulting in a decrease to common stock and an increase to additional paid-in capital of $20 thousand.

Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The adjustments included in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2026 and the year ended December 31, 2025 are the expenses incurred by the combined company and are as follows:

(AA)

To reflect estimated severance and other separation benefit costs of $2.5 million related to change-in-control and termination payments expected to be recognized by the combined company upon Closing, assuming the adjustment made in Note A was made on January 1, 2025. This expense is a non-recurring item.

(BB)

To reflect estimated stock-based compensation expense related to the acceleration of Rallybio’s unvested equity awards to be recognized by the combined company upon Closing, consisting of $0.8 million recorded in research and development expense and $1.3 million recorded in general and administrative expense, assuming the adjustment made in Note G was made on January 1, 2025. This expense is a non-recurring item.

(CC)

To reflect the premium of Rallybio’s directors’ and officers’ liability insurance policy of $1.8 million to be recognized in general and administrative expense of the combined company, as the insurance policy benefits the combined company, assuming the adjustment made in Note I was made on January 1, 2025. This expense is a non-recurring item.

(DD)

The pro forma basic and diluted net loss per common share have been adjusted to reflect the pro forma net loss for the three months ended March 31, 2026 and for the year ended December 31, 2025. In addition, the number of shares used to calculate the pro forma basic and diluted net loss per common share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the date of the Closing, including the shares to be issued in the Concurrent Financing, as if they have been outstanding for the entirety of the period presented. For the three months ended March 31, 2026 and for the year ended December 31, 2025, the pro forma weighted average common shares outstanding and pro forma net loss per common share, basic and diluted, were calculated as follows:

	THREE MONTHS ENDED MARCH 31, 2026	YEAR ENDED DECEMBER 31, 2025
Pro forma net loss (in thousands)	$(25,903)	$(155,576)

Rallybio weighted average common shares(1)	5,688,584	5,629,370
Rallybio weighted average common shares (restricted common stock subject to acceleration on Closing)	32,769	32,769

	5,721,353	5,662,139
Reverse stock split	5.5	5.5

Rallybio subtotal(2)	1,040,246	1,029,479

Avenzo weighted average shares(3)	13,277,506	13,277,506
Avenzo weighted average shares of convertible preferred stock(4)	208,235,437	208,235,437
Avenzo weighted average Concurrent Financing common shares	164,243,437	164,243,437

Avenzo pro forma weighted average common shares outstanding—basic and diluted, pre-Exchange Ratio	385,756,380	385,756,380
Estimated Exchange Ratio and Concurrent Financing Exchange Ratio (rounded)	0.5020	0.5020

	193,637,216	193,637,216
Reverse stock split	5.5	5.5

Avenzo subtotal(5)	35,206,766	35,206,766

Pro forma weighted average common shares outstanding—basic and diluted, post-Exchange Ratio and reverse stock split	36,247,012	36,236,245

Pro forma net loss per common share—basic and diluted	$(0.71)	$(4.29)

(1)	From Rallybio’s historical unaudited financial statements as of and for the three months ended March 31, 2026 and audited financial statements as of and for the year ended December 31, 2025.

(2)	Rallybio weighted average common shares after giving effect to the proposed reverse stock split at an assumed ratio of 1-for-5.5.

(3)	Consists of shares of Avenzo Common Stock legally issued and outstanding, including shares of Avenzo Common Stock subject to vesting conditions that are legally issued. Excludes Avenzo’s outstanding and unvested stock options that will be converted to Rallybio stock options as including them would be anti-dilutive.

(4)	Consists of shares of Avenzo Preferred Stock issued and outstanding.

(5)	Estimated shares attributed to existing Avenzo equityholders and investors participating in Avenzo Concurrent Financing upon Closing, after giving effect to the proposed reverse stock split at an assumed ratio of 1-for-5.5.

DESCRIPTION OF RALLYBIO CAPITAL STOCK

The following description of Rallybio Capital Stock and provisions of Rallybio’s amended and restated certificate of incorporation and Rallybio’s bylaws are summaries and are qualified by reference to such charter and bylaws and applicable provisions of the DGCL. Copies of Rallybio’s amended and restated certificate of incorporation and Rallybio’s bylaws are filed as exhibits to the registration statement of which this proxy statement/prospectus is a part.

General

Rallybio’s authorized capital stock consists of 200,000,000 shares of Rallybio Common Stock, with a par value of $0.0001 per share, and 50,000,000 shares of preferred stock, with a par value of $0.0001 per share.

Common Stock

Holders of Rallybio Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by Rallybio’s stockholders shall be determined, in an uncontested election, by a majority of the votes cast by the stockholders entitled to vote on the election and, in a contested election, by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of Rallybio Common Stock are entitled to receive proportionately any dividends as may be declared by the Rallybio Board, subject to any preferential dividend rights of any series of preferred stock that Rallybio may designate and issue in the future. In connection with the Merger, the Rallybio Board will declare one or more Parent Distributions to the holders of Rallybio Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Rallybio Common Stock outstanding as of each Parent Distribution Record Date, as more fully described under the section titled “The Merger Agreement—Parent Distributions.”

In the event of our liquidation or dissolution, the holders of Rallybio Common Stock are entitled to receive an amount of Rallybio’s net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Rallybio Common Stock have no preemptive, subscription, redemption or conversion rights. Outstanding shares of Rallybio Common Stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Rallybio Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that Rallybio may designate and issue in the future.

Preferred Stock

Under the terms of Rallybio’s amended and restated certificate of incorporation, the Rallybio Board is authorized to direct Rallybio to issue shares of preferred stock in one or more series without stockholder approval. The Rallybio Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing the Rallybio Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of Rallybio’s outstanding voting stock.

Pre-Funded Warrants

As of June 30, 2026, Rallybio had pre-funded warrants outstanding to purchase 416,673 shares of Rallybio Common Stock.

Each pre-funded warrant entitles the registered holder to purchase one share of Rallybio Common Stock at an exercise price of $0.0008 per share of Rallybio Common Stock. The exercise price of the pre-funded warrants and the number of shares of Rallybio Common Stock issuable upon exercise of the pre-funded warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting Rallybio Common Stock, as well as upon any distribution of assets, including cash, stock or other property, to Rallybio’s stockholders. The pre-funded warrants have no expiration date and are exercisable, at the option of each holder, in whole or in part, by delivering notice and payment of the exercise price or by means of cashless exercise as further described in the pre-funded warrant.

Rallybio may not effect the exercise of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any such warrant if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates, any other persons acting as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of common stock would or could be aggregated with the holder’s for purposes of Section 13(d) or Section 16 of the Exchange Act) would exceed 9.99% of the number of shares of Rallybio Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of such pre-funded warrant, which percentage may be increased or decreased at the holder’s election upon 61 days’ notice to us subject to the terms of such pre-funded warrants, provided that such percentage may in no event exceed 19.99%.

Upon the consummation of a fundamental transaction (as described in the pre-funded warrants), the pre-funded warrants will automatically be converted into the right of the holder of such pre-funded warrant to receive the same kind and amount of securities, cash or other property that such holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction, without regard to any limitations on exercise contained in the pre-funded warrants.

Subject to applicable laws, the pre-funded warrants may be offered for sale, sold, transferred or assigned without Rallybio’s consent.

Anti-takeover Effects of Rallybio’s Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and the DGCL

Rallybio’s amended and restated certificate of incorporation and amended and restated bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Rallybio Board, but which may have the effect of delaying, deferring or preventing a future takeover or change in control of Rallybio unless such takeover or change in control is approved by the Rallybio Board.

These provisions include:

Classified board. Rallybio’s amended and restated certificate of incorporation provides that the Rallybio Board is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of the Rallybio Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Rallybio Board. Rallybio’s amended and restated certificate of incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by the Rallybio Board.

Action by written consent; special meetings of stockholders. Rallybio’s amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Rallybio’s amended and restated certificate of incorporation and Rallybio’s amended and restated bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Rallybio Board. Except as described above, stockholders will not be permitted to call a special meeting or to require the Rallybio Board to call a special meeting.

Removal of directors. Rallybio’s amended and restated certificate of incorporation provides that Rallybio’s directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of Rallybio’s stockholders to prevent a change in the composition of the Rallybio Board.

Advance notice procedures. Rallybio’s amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of Rallybio’s stockholders, including proposed nominations of persons for election to the Rallybio Board. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Rallybio Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given Rallybio’s Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although Rallybio’s amended and restated bylaws do not give the Rallybio Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, Rallybio’s amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Rallybio.

Supermajority approval requirements. The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws requires a greater percentage. Rallybio’s amended and restated certificate of incorporation and Rallybio’s amended and restated bylaws provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a supermajority vote to approve amendments to Rallybio’s amended and restated certificate of incorporation and Rallybio’s amended and restated bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but unissued shares. Rallybio’s authorized but unissued shares of Rallybio Common Stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Rallybio Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of Rallybio Common Stock by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum. Rallybio’s amended and restated certificate of incorporation provides that, subject to limited exceptions, the state or federal courts within the State of Delaware will be exclusive forums for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of Rallybio’s directors, officers or other employees to Rallybio or Rallybio’s stockholders, (3) any action asserting a claim against Rallybio arising pursuant to any provision of the DGCL, Rallybio’s amended and restated certificate of incorporation or Rallybio’s amended and restated bylaws, (4) any action to interpret, apply, enforce or determine the validity of Rallybio’s amended and restated certificate of incorporation or Rallybio’s amended and restated bylaws or (5) any other action asserting a claim against Rallybio that is governed by the internal affairs doctrine; provided that, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or to any claim for which the federal courts have exclusive jurisdiction. Rallybio’s amended and restated certificate of incorporation also provides that, unless Rallybio consents in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Although Rallybio believes these provisions benefit Rallybio by providing increased consistency in the application of Delaware and certain federal securities law, these provisions may have the effect of discouraging lawsuits against Rallybio’s directors and officers.

Section 203 of the DGCL

Rallybio is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination’’ with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: before the stockholder became interested, the corporation’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Transfer Agent and Registrar

The transfer agent and registrar for Rallybio Common Stock is Computershare Trust Company, N.A.

COMPARISON OF RIGHTS OF HOLDERS OF RALLYBIO CAPITAL STOCK

AND AVENZO CAPITAL STOCK

General

Avenzo and Rallybio are both incorporated under the laws of the State of Delaware. The rights of Avenzo stockholders and Rallybio stockholders are generally governed by the DGCL. Upon completion of the Merger, Avenzo stockholders will become Rallybio stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of the combined company and the amended and restated certificate of incorporation of the combined company, as amended.

The material differences between the current rights of Avenzo stockholders under Avenzo’s third amended and restated certificate of incorporation, as amended, and amended and restated bylaws and their rights as Rallybio stockholders, after the Merger, under Rallybio’s amended and restated certificate of incorporation and its amended and restated bylaws, both as will be in effect immediately following the completion of the Merger without giving effect to the increase of the authorized shares, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Avenzo or Rallybio before the Merger and being a Rallybio stockholder following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” of this proxy statement/prospectus.

Authorized Common Stock

Avenzo

Avenzo’s third amended and restated certificate of incorporation, as amended, authorizes the issuance of up to 460,000,000 shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”), 11,749,783 shares of non-voting Class B Common Stock, $0.0001 par value per share (“Class B Common Stock”), and 214,852,680 shares of Avenzo Preferred Stock, $0.0001 par value per share, of which 84,796,046 shares are designated as “Series A Preferred Stock,” 96,345,739 shares are designated as “Series A-1 Preferred Stock,” and 33,710,895 shares are designated as “Series B Preferred Stock.”

Rallybio

Rallybio’s authorized capital stock consists of 200,000,000 shares of common stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share.

The Merger Agreement contemplates an amendment to Rallybio’s amended and restated certificate of incorporation in connection with the Closing to implement the reverse stock split.

Conversion Rights, Liquidation Preferences, and Protective Provisions

Avenzo

The third amended and restated certificate of incorporation of Avenzo, as amended, provides that each holder of shares of Avenzo Preferred Stock shall, subject to certain conditions (including, for certain investors, the “Realization Limitation” (being the cap of 9.9% of any then-outstanding class of voting equity securities of Avenzo that Surveyor Capital Advisors, LLC and its affiliates (collectively, “Surveyor”) may beneficially own, directly or indirectly, immediately following a Realization Event (such as an IPO or merger), with any shares that would exceed such cap issued instead as non-voting Class B Common Stock, and Surveyor, upon electing to be subject to such cap, being referred to as an “Electing Investor”)), have the right to convert such shares into shares of Avenzo Class A Common Stock (or Class B Common Stock, in the case of Electing Investors subject to the Realization Limitation) at any time in accordance with the third amended and restated certificate of incorporation of Avenzo, as amended. Each share of Avenzo Preferred Stock is convertible into 1.00 share of Avenzo Class A Common Stock (or Class B Common Stock, as applicable). The applicable conversion rates of each series of Avenzo Preferred Stock are subject to further adjustment if Avenzo issues additional shares of Class A Common Stock or options or other securities convertible into shares of Class A Common Stock at a price per share below the applicable conversion price of a series of Avenzo Preferred Stock, subject to certain customary exceptions. The current conversion prices of the Avenzo Preferred Stock are: $2.0225 per share of Avenzo Series A Preferred Stock, $2.2248 per share of Avenzo Series A-1 Preferred Stock, and $2.2248 per share of Avenzo Series B Preferred Stock.

The third amended and restated certificate of incorporation of Avenzo, as amended, provides that Avenzo shall not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer, continuance, recapitalization, reclassification, waiver, statutory conversion, or otherwise, effect any of the following acts or transactions, subject to certain exceptions, without the written consent or affirmative vote of the Requisite Holders (defined as the holders of at least 55% of the outstanding shares of Avenzo Preferred Stock, voting together as a single class and on an as-converted to Class A Common Stock basis, which shall include (i) the holders of a majority of the outstanding shares of Avenzo Series B Preferred Stock, exclusively and as a separate class, and (ii) the holders of a majority of the outstanding shares of Avenzo Series A Preferred Stock, together as a single class): (a) liquidate, dissolve or wind-up the business and affairs of Avenzo or effect any Deemed Liquidation Event (as defined below) or any other merger or consolidation, statutory conversion, transfer, domestication or continuance, or consent to any of the foregoing; (b) amend, alter or repeal any provision of the third amended and restated certificate of incorporation or the amended and restated bylaws of Avenzo; (c) create or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Avenzo Preferred Stock with respect to its special rights, powers and preferences, or create any other security convertible into or exercisable for any equity security having rights, preferences or privileges senior to or on parity with any series of Avenzo Preferred Stock; (d) increase or decrease the authorized number of shares of Class A Common Stock or Class B Common Stock or Avenzo Preferred Stock, or any additional class or series of capital stock of Avenzo; (e) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of Avenzo Capital Stock other than (i) redemptions of or dividends or distributions on Avenzo Preferred Stock as expressly authorized therein, (ii) dividends or other distributions payable on the Class A Common Stock and Class B Common Stock solely in the form of additional shares of Class A Common Stock or Class B Common Stock, as applicable, and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for Avenzo or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof; (f) create or authorize the creation of any debt security or incur any indebtedness for borrowed money, unless such debt security or indebtedness has received the prior approval of the Board of Directors, including the approval of a majority of the Preferred Directors; (g) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by Avenzo, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of Avenzo, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; (h) increase or decrease the authorized number of directors constituting the Avenzo Board, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth of the third amended and restated certificate of incorporation; (i) adopt a new equity incentive plan or increase the number of shares reserved for issuance under any equity or equity-linked incentive plan; (j) sell, assign, exclusively license or dispose of any material portion of the assets, operating business, material technology or intellectual property of Avenzo or any of its subsidiaries; or (k) enter into any agreement by Avenzo or its stockholders regarding a transaction or series of related transactions by merger, consolidation, share exchange or otherwise of Avenzo with a publicly traded “special purpose acquisition company” or subsidiary thereof.

The third amended and restated certificate of incorporation of Avenzo, as amended, provides that a “Deemed Liquidation Event” is (a) a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which (i) Avenzo is a constituent party or (ii) a subsidiary of Avenzo is a constituent party and Avenzo issues shares of Avenzo Capital Stock pursuant to such merger, consolidation, statutory conversion, transfer, domestication, or continuance, except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving Avenzo or a subsidiary in which the shares of Avenzo Capital Stock outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, a majority, by voting power, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or (b) (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by Avenzo or any subsidiary of Avenzo of all or substantially all the assets of Avenzo and its subsidiaries taken as a whole, or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance, or otherwise, and whether in a single transaction or series of related transactions) of one or more subsidiaries of Avenzo if substantially all of the assets of Avenzo and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of Avenzo. The Requisite Holders may elect that a Deemed Liquidation Event shall not be so treated by written notice sent to Avenzo at least 10 days prior to the effective date of any such event.

In the event of any voluntary or involuntary liquidation, dissolution, winding up of Avenzo or a Deemed Liquidation Event, the holders of shares of each series of Avenzo Preferred Stock are entitled to certain preferential payments out of the assets of Avenzo available for distribution to Avenzo’s stockholders, and, in the case of a Deemed Liquidation Event, payable to Avenzo stockholders or received by Avenzo in a Deemed Liquidation Event (net of certain retained liabilities and expenses), on a pari passu basis based on their respective liquidation amounts, and before any payment shall be made to the holders of Class A Common Stock or Class B Common Stock by reason of their ownership thereof, an amount per share of each such series of Avenzo Preferred Stock equal to the greater of (i) the applicable original issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Avenzo Preferred Stock been converted into Avenzo Class A Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. After payment in full of all liquidation amounts required to be paid to the holders of shares of Avenzo Preferred Stock, the remaining assets of Avenzo available for distribution to Avenzo’s stockholders, and, in the case of a Deemed Liquidation Event, payable to Avenzo stockholders or received by Avenzo in a Deemed Liquidation Event (net of certain retained liabilities and expenses), shall be distributed among the holders of Class A Common Stock and Class B Common Stock, pro rata based on the number of such shares held by each such holder.

Rallybio

Holders of Rallybio Common Stock have no preemptive rights to subscribe for any shares of any class of Rallybio stock nor conversion rights to convert their common stock into or exchange their common stock for shares of any other class or classes or of any other series of the same class of Rallybio’s capital stock. The rights, preferences and privileges of the holders of Rallybio Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Rallybio preferred stock that it may designate in the future.

Upon the dissolution, liquidation or winding up of the affairs of Rallybio, whether voluntary or involuntary, after payment or provision for payment of the debts and liabilities of Rallybio and of the preferential and other amounts, if any, to which the holders of preferred stock shall be entitled, holders of Common Stock shall be entitled to receive all assets of Rallybio available for distribution to its stockholders, ratably in proportion to the number of shares held by each such stockholder. A merger or consolidation of Rallybio with or into any other corporation or other entity or a sale or conveyance of all or any part of Rallybio’s assets, in any such case that does not in fact result in the liquidation of Rallybio and the distribution of assets to its stockholders, shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of Rallybio.

The Rallybio Board is authorized, subject to limitations prescribed by Delaware law, to issue up to 50,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to determine or alter for each such series, such voting powers, full or limited, or no voting powers and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof. The Rallybio Board can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the company’s stockholders. The Rallybio Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of Rallybio or other corporate action and may adversely affect the market price of Rallybio’s common stock and the voting and other rights of the holders of common stock.

Number of Directors

Avenzo

Avenzo’s amended and restated bylaws provide that Avenzo’s authorized number of directors shall be fixed from time to time by the Avenzo Board. The Avenzo Board currently has seven members.

Rallybio

Rallybio’s amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any special rights of the holders of any series of preferred stock to elect directors, Rallybio’s authorized number of directors shall be determined from time to time by resolution of the Rallybio Board. The Rallybio Board currently has ten members.

Stockholder Nominations and Proposals

Avenzo

Avenzo’s amended and restated bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide written notice on a timely basis to Avenzo’s secretary, which notice must contain certain information in order to be properly given, and must comply with certain solicitation requirements.

Rallybio

Rallybio’s amended and restated bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide written notice on a timely basis and also specify requirements as to the form and content of a stockholder’s notice.

Classification of Board of Directors

Avenzo

Avenzo’s third amended and restated certificate of incorporation, as amended, and amended and restated bylaws do not provide for the division of the Avenzo Board into staggered classes.

Rallybio

Rallybio’s amended and restated certificate of incorporation provides that the directors shall be divided into three classes, with each class having a three-year term expiring on a staggered basis.

Election of Directors

Avenzo

Avenzo’s third amended and restated certificate of incorporation, as amended, provides that (i) the holders of record of the shares of Avenzo Preferred Stock, exclusively and voting together as a separate class on an as-converted to Class A Common Stock basis, shall be entitled to elect four directors to the Avenzo Board (the “Preferred Directors”); (ii) the holders of record of the shares of Avenzo Class A Common Stock, exclusively and voting together as a separate class, shall be entitled to elect one director to the Avenzo Board; and (iii) the holders of record of the shares of Avenzo Class A Common Stock and of any other class or series of voting stock (including Avenzo Preferred Stock), voting together as a single class on an as-converted to Class A Common Stock basis, shall be entitled to elect the balance of the total number of directors of Avenzo (the “At-Large Directors”). The initial Preferred Directors may also be appointed by the Avenzo Board in connection with the approval of the initial issuance of Avenzo Preferred Stock without a separate action by the holders of the applicable series of Avenzo Preferred Stock.

Rallybio

Other than any directors elected by the separate vote of the holders of any class or series of preferred stock, the Rallybio Board is divided into three classes, designated as Class I, Class II and Class III. Directors are assigned to each class in accordance with a resolution or resolutions adopted by the Rallybio Board. Each director will serve for a term expiring at the annual meeting of stockholders to be held in the third year following the year of their election; provided that each director initially assigned to Class I will serve for a term expiring at Rallybio’s first annual meeting of stockholders held following the filing of Rallybio’s amended and restated certificate of incorporation; each director initially assigned to Class II will serve for a term expiring at Rallybio’s second annual meeting of stockholders following the filing of Rallybio’s amended and restated certificate of incorporation; and each director initially assigned to Class III will serve for a term expiring at Rallybio’s third annual meeting of stockholders following the filing of Rallybio’s amended and restated certificate of incorporation. The term of each director will continue until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Removal of Directors

Avenzo

Avenzo’s amended and restated bylaws provide that, subject to any limitations imposed by applicable law and unless otherwise provided in Avenzo’s third amended and restated certificate of incorporation, as amended, any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of Avenzo Capital Stock entitled to vote generally at an election of directors. If Avenzo is subject to Section 2115(b) of the California General Corporation Law (the “CGCL”), the Avenzo Board or any individual director may be removed from office at any time without cause in accordance with the CGCL.

Avenzo’s third amended and restated certificate of incorporation, as amended, provides that if the holders of any class or series of any Avenzo Capital Stock are entitled to elect one or more directors by the provisions of Avenzo’s third amended and restated certificate of incorporation, as amended, such director(s) may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of Avenzo Capital Stock entitled to elect such director.

Rallybio

Rallybio’s amended and restated certificate of incorporation provides that, except as may otherwise be provided by the DGCL and subject to the special rights of the holders of any series of preferred stock to elect directors, any individual Rallybio director may be removed only for cause and requires a stockholder vote by the holders of at least a 75% of the voting power of the then outstanding voting stock.

Vacancies on the Board of Directors

Avenzo

Avenzo’s amended and restated bylaws provide that, unless otherwise provided in Avenzo’s third amended and restated certificate of incorporation, as amended, and subject to the rights of the holders of any series of Avenzo Preferred Stock, vacancies on the Avenzo Board may be filled by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by the sole remaining director; provided that, if the holders of any class or series of any Avenzo Capital Stock are entitled to elect one or more directors by the provisions of Avenzo’s third amended and restated certificate of incorporation, as amended, vacancies will be filled by a majority of the directors elected by such class or series, or by the sole remaining director so elected, unless the Avenzo Board determines by resolution that any such vacancies or newly created directorships must be filled by stockholders. Avenzo’s third amended and restated certificate of incorporation, as amended, provides that if the holders of any class or series of any Avenzo Capital Stock who have a right to elect a director pursuant to the provisions of Avenzo’s third amended and restated certificate of incorporation, as amended, fail to elect such director, then such directorship shall remain vacant until such time as such holders fill such directorship, except that a vacancy in any At-Large Director seat can be filled by either (a) the vote or written consent of the stockholders entitled to elect the At-Large Directors or (b) a majority of the remaining directors then seated.

Rallybio

Rallybio’s amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any limitations imposed by the DGCL, any vacancies on the Rallybio Board and any newly created directorships, shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum or by the sole remaining director. However, any vacancy created by the removal of a director by the stockholders for cause shall be filled only by the affirmative vote of a majority of the outstanding shares of common stock.

Voting Stock

Avenzo

Avenzo’s third amended and restated certificate of incorporation, as amended, provides that every holder of Avenzo Class A Common Stock is entitled to one vote for each share held. Holders of Avenzo Class B Common Stock are not entitled to vote on any matter on which holders of Class A Common Stock or Preferred Stock are entitled to vote, and shares of Class B Common Stock are not included in determining the number of shares voting or entitled to vote on any such matters. Each holder of Avenzo Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Avenzo Preferred Stock held by such holder are convertible (subject to the Realization Limitation for any Electing Investor (each as defined above)). Except as provided by law or the other provisions of Avenzo’s third amended and restated certificate of incorporation, as amended, holders of Avenzo Preferred Stock vote together with the holders of Avenzo Class A Common Stock as a single class and on an as-converted to Class A Common Stock basis.

Rallybio

The Rallybio Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Stockholder Action by Written Consent

Avenzo

Avenzo’s amended and restated bylaws provide that any action required by statute to be taken at any annual or special meeting of the stockholders, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents setting forth the action so taken, will be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Rallybio

Rallybio’s amended and restated certificate of incorporation and its amended and restated bylaws do not provide for the right of stockholders to act by written consent without a meeting.

Notice of Stockholder Meeting

Avenzo

Avenzo’s amended and restated bylaws provide that except as otherwise provided by statute, its third amended and restated certificate of incorporation, as amended, or the bylaws, notice of each meeting of stockholders will be given not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting.

Notice to stockholders may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address) as it appears on the records of the corporation and will be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid; (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address; or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by such stockholder’s attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting will be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Rallybio

Rallybio’s amended and restated bylaws provide that written notice of a meeting of the stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting.

If mailed, notice is deemed given when deposited in the U.S. mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on Rallybio’s records. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Special Stockholder Meetings

Avenzo

Avenzo’s amended and restated bylaws provide that a special meeting of the stockholders may be called at any time for any purpose or purposes, by (i) the Chair of the Avenzo Board, (ii) Avenzo’s Chief Executive Officer, (iii) the Avenzo Board pursuant to a resolution adopted by directors representing a quorum of the directors then serving on the Avenzo Board or (iv) the holders of shares entitled to cast not less than 20% of the voting power of all then-outstanding shares of Avenzo Capital Stock, and will be held at such place, on such date, and at such time as the Avenzo Board will fix; provided that, if Avenzo is subject to Section 2115(b) of the CGCL, stockholders holding 5% or more of Avenzo’s outstanding shares will have the right to call a special meeting.

Rallybio

Rallybio’s amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to the special rights of the holders of any series of preferred stock, a special meeting of stockholders may be called by the chairperson of the Rallybio Board, Rallybio’s Chief Executive Officer, Rallybio’s President (in the absence of the Chief Executive Officer) or the Rallybio Board pursuant to a resolution adopted by a majority of the total number of directors which Rallybio would have if there were no vacancies. The Rallybio Board shall determine the date, time and place, if any, of such special meeting.

Transfer Restrictions

Avenzo

Avenzo’s amended and restated bylaws generally restrict transfers of or encumbrances on shares of Avenzo Capital Stock (or any interest therein) and certain swap, short-sale and other derivative transactions involving such Avenzo Capital Stock, without first obtaining the approval of the Avenzo Board, subject to certain limited exceptions (including that no such restriction applies to transfers of Preferred Stock, or Common Stock issued upon conversion of Preferred Stock, between existing holders of Preferred Stock), and any such transactions are subject to a right of first refusal in favor of Avenzo.

Rallybio

Shares of Rallybio capital stock are transferable in the manner prescribed by the DGCL.

Indemnification

Avenzo

Avenzo has entered into separate indemnification agreements with certain of its directors and executive officers, in addition to the indemnification provided for in Avenzo’s third amended and restated certificate of incorporation, as amended, and amended and restated bylaws. The indemnification agreements and Avenzo’s third amended and restated certificate of incorporation, as amended, and amended and restated bylaws, that will be in effect upon the Closing require the combined company to indemnify its directors, executive officers and agents to the fullest extent permitted by Avenzo’s third amended and restated certificate of incorporation, as amended, amended and restated bylaws, and indemnification agreements. See the section titled “Certain Relationships and Related Party Transactions of the Combined Company-Avenzo Related Party Transactions-Indemnification Agreements” for more information on these arrangements.

Rallybio

Rallybio’s amended and restated certificate of incorporation provides that to the fullest extent permitted by law, Rallybio is authorized to provide indemnification of (and advancement of expenses to) directors and officers who are made a party to any proceeding, against all liability and loss suffered, including expenses, judgments, fines, and settlement amounts. Rallybio is also authorized to provide indemnification of (and advancement of expenses to) employees and agents of Rallybio (and any other persons to which applicable law permits Rallybio to provide indemnification).

Rallybio has entered into separate indemnification agreements with each of its directors and executive officers, in addition to the indemnification provided for in Rallybio’s amended and restated certificate of incorporation.

Amendment of Certificate of Incorporation

Avenzo

The Avenzo Board and stockholders may amend, alter, change or repeal any provision of Avenzo’s third amended and restated certificate of incorporation, as amended, in a manner prescribed by statute; provided that (i) any such amendment may be subject to the protective provisions described above requiring the consent of the Requisite Holders, (ii) any repeal or modification of the provisions of Avenzo’s third amended and restated certificate of incorporation, as amended, applicable to the limitation of liability of a director or officer of Avenzo or the indemnification of such directors, officers or agents shall not (a) adversely affect any right or protection of persons existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of such person with respect to any acts or omissions of such person occurring prior to such amendment, repeal, modification or elimination, and (iii) the affirmative vote of the Requisite Holders is required to amend, repeal or adopt any provisions inconsistent with the provisions that renounce Avenzo’s interest or expectancy in certain excluded opportunities.

Rallybio

Notwithstanding any other provisions in Rallybio’s amended and restated certificate of incorporation or any provision of law which might otherwise permit a lesser percentage, but in addition to any other vote required by law or by Rallybio’s amended and restated certificate of incorporation, the affirmative vote of the holders of at least 75% of the voting power of all of the then outstanding shares of common stock of Rallybio entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Articles IV (Capitalization), V (Board of Directors), VI (Indemnification), paragraphs (a) and (b) of VII (Written Consent and Special Meetings) and VIII (Amendments) of Rallybio’s amended and restated certificate of incorporation.

Amendment of Bylaws

Avenzo

Under Avenzo’s third amended and restated certificate of incorporation, as amended, and amended and restated bylaws, the Avenzo Board is expressly empowered to adopt, amend or repeal the amended and restated bylaws of Avenzo. The stockholders also have power to adopt, amend or repeal the amended and restated bylaws of Avenzo; provided, however, that, in addition to any vote of the holders of any class or series of Avenzo Capital Stock required by law or by the third amended and restated certificate of incorporation, as amended, such action by stockholders requires the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of Avenzo Capital Stock entitled to vote generally in the election of directors, voting together as a single class.

Rallybio

Rallybio’s amended and restated certificate of incorporation and amended and restated bylaws provide that the Rallybio Board is expressly empowered to adopt, alter, amend or repeal Rallybio’s amended and restated bylaws. Rallybio’s amended and restated certificate of incorporation also provides that the Rallybio stockholders shall also have power to adopt, amend or repeal Rallybio’s amended and restated bylaws; provided, however, that, such action by stockholders shall require the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of Rallybio Common Stock entitled to vote with respect thereto, voting together as a single class.

Forum Selection

Avenzo

Avenzo’s third amended and restated certificate of incorporation, as amended, provides that unless Avenzo consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Avenzo, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Avenzo to Avenzo or Avenzo’s stockholders, (iii) any action asserting a claim against Avenzo, its directors, officers or employees arising pursuant to any provision of the DGCL or Avenzo’s third amended and restated certificate of incorporation, as amended, or amended and restated bylaws, or (iv) any action asserting a claim against Avenzo, its directors, officers or employees governed by the internal affairs doctrine or that otherwise relates to the internal affairs of Avenzo, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Rallybio

Rallybio’s amended and restated certificate of incorporation and amended and restated bylaws provide that, unless Rallybio consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware dismisses a Covered Claim (as defined below) for lack of subject matter jurisdiction, any other state or federal court in the State of Delaware that does have subject matter jurisdiction) shall be the sole and exclusive forum for (A) any derivative claim brought on Rallybio’s behalf; (B) any claim asserting a breach of a fiduciary duty owed to Rallybio or Rallybio’s stockholders by any current or former director, officer or other employee or stockholder of Rallybio; (C) any claim against Rallybio arising pursuant to any provision of the DGCL, Rallybio’s amended and restated certificate of incorporation or amended and restated bylaws (as each may be amended from time to time); (D) any claim to interpret, apply, enforce or determine the validity of Rallybio’s amended and restated certificate of incorporation or amended and restated bylaws; or (E) any claim against Rallybio governed by the internal affairs doctrine (each of items (A) through (E), a “Covered Claim”). Notwithstanding the foregoing, these forum selection provisions do not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMBINED COMPANY COMMON STOCK

Pursuant to Rule 144, a person who has beneficially owned restricted combined company common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of the combined company at the time of, or at any time during the three months preceding, a sale and (ii) combined company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as combined company was required to file reports) preceding the sale.

Persons who have beneficially owned restricted combined company common stock for at least six months but who are affiliates of the combined company at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

∎	1% of the total number of shares of combined company common stock then outstanding; or

∎	the average weekly reported trading volume of shares of the combined company common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of the combined company under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the combined company.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

According to SEC guidance, the requirements applicable to reporting shell company business combinations apply to any company that sells or otherwise disposes of its historical assets or operations in connection with or as part of a plan to combine with a non-shell private company in order to convert the private company into a public one. Rallybio has taken steps to winddown its general and administrative operations that will not be needed after Closing and expects to issue the Rallybio CVRs in connection with the Closing. As such, Rallybio is subject to the SEC requirements applicable to reporting shell company business combinations.

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

∎	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

∎	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

∎

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

∎	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

We anticipate that following the consummation of the Merger, the combined company will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

PRINCIPAL STOCKHOLDERS OF RALLYBIO

As of June 30, 2026, Rallybio had 5,306,894 shares of Rallybio Common Stock issued and outstanding. The table below shows certain information about the beneficial ownership of Rallybio Common Stock, as of June 30, 2026, by:

∎	each of Rallybio’s directors,

∎	each of Rallybio’s named executive officers, and

∎	all of Rallybio’s directors and executive officers as a group.

In accordance with SEC rules, Rallybio has included in the column “Number of Shares Beneficially Owned” all shares of Rallybio Common Stock over which the person has sole or shared voting or investment power as of June 30, 2026, and all shares of Rallybio Common Stock that the person has the right to acquire within 60 days after June 30, 2026 through the exercise of any stock options. All shares that a person has a right to acquire within 60 days of June 30, 2026 are deemed outstanding for the purpose of computing the percentage beneficially owned by the person, but are not deemed outstanding for the purpose of computing the percentage beneficially owned by any other person. Unless otherwise indicated, each person has the sole power (or shares the power with a spouse) to invest and vote the shares of Rallybio Common Stock listed opposite the person’s name. Where applicable, ownership is subject to community property laws. Our inclusion of shares in this table as beneficially owned is not an admission of beneficial ownership of those shares by the person listed in the table.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
ADAR1 Capital Management, LLC(1)	926,352	17.5%
FMR LLC(2)	561,798	10.6%
Entities affiliated with Viking Global Investors LP(3)	528,954	10.0%
Entities affiliated with New Leaf Venture Partners(4)	412,700	7.8%
Cormorant Asset Management, LP(5)	400,000	7.5%
Entities affiliated with TPG Inc.(6)	378,551	7.1%
Balyasny Asset Management L.P(7)	376,573	7.1%
Entities affiliated with Pivotal bioVenture Partners(8)	300,580	5.7%
Laurion Capital Management LP(9)	302,756	5.7%
Nantahala Capital Management, LLC(10)	300,635	5.7%
Directors and Named Executive Officers:
Stephen Uden, M.D.(11)	182,479	3.4%
Helen M. Boudreau, M.B.A.(12)	13,900	*
Wendy K. Chung, M.D., Ph.D.(13)	11,713	*
Robert Hopfner, R.Ph., Ph.D., M.B.A.(8)(14)	321,476	6.1%
Ronald Hunt, M.B.A.(4)(15)	446,422	8.4%
Lucian Iancovici, M.D.	—	*
Hui Liu, Ph.D., M.B.A.(16)	20,961	*
Martin W. Mackay, Ph.D.(17)	184,864	3.5%
Christine A. Nash, M.B.A.(18)	11,200	*
Paula Soteropoulos(19)	14,573	*
Jonathan I. Lieber, M.B.A.(20)	48,815	*
All executive officers and directors as a group (12 persons)(21)	543,123	10.2%

*	Represents beneficial ownership of less than 1% of the outstanding shares of Rallybio Common Stock.

(1).

Based on information contained in a Schedule 13G filed with the SEC on June 5, 2026 reporting beneficial ownership of ADAR1 Capital Management, LLC (“ADAR1”) and Daniel Schneeberger (together with ADAR1, the “ADAR1 Reporting Persons”). The 926,352 shares reported as beneficially owned represent shares of Rallybio Common Stock owned directly by private investment funds managed by ADAR1 and separately managed accounts of ADAR1. ADAR1 may be deemed to indirectly beneficially own such securities. Mr. Schneeberger, as the sole manager of ADAR1, may be deemed to beneficially own the shares beneficially owned by ADAR1. The ADAR1 Reporting Persons report shared voting and shared dispositive power over 926,352 shares. The percentage reported herein is based on 5,298,137 shares of Common Stock outstanding as of May 8, 2026, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the SEC on May 13, 2026. The address of each of the ADAR1 Reporting Persons is 3503 Wild Cherry Drive, Building 9, Austin, Texas 78738.

(2).	Based on information contained in a Schedule 13G/A filed with the SEC on March 6, 2026 reporting beneficial ownership of FMR LLC and Abigail P. Johnson. FMR LLC reports sole voting power over 561,798 shares and sole dispositive power over 561,798 shares. Ms. Johnson reports sole dispositive power over 561,798 shares. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(3).	Based solely on information contained in a Schedule 13G/A filed with the SEC on May 15, 2026 reporting beneficial ownership of Viking Global Investors LP, Viking Global Opportunities Parent GP LLC, Viking Global Opportunities GP LLC, Viking Global Opportunities Portfolio GP LLC, Viking Global Opportunities Illiquid Investments Sub-Master LP, and O. Andreas Halvorsen and Rose S. Shabet (together with Viking Global Investors LP, Viking Global Opportunities Parent GP LLC, Viking Global Opportunities GP LLC, Viking Global Opportunities Portfolio GP LLC, Viking Global Opportunities Illiquid Investments Sub-Master LP, O. Andreas Halvorsen and Rose S. Shabet (collectively, the “Viking Reporting Persons”). The Viking Reporting Persons report shared voting and dispositive power over 528,954 shares. Viking Global Opportunities Illiquid Investments Sub-Master LP acquired warrants with the right to purchase 416,673 shares. However, the terms of the warrants provide that no holder of warrants shall have the right to exercise any portion of the warrants to the extent that, after giving effect to such issuance after exercise, such holder of warrants (together with its affiliates, any “group” or any other persons whose beneficial ownership could be aggregated with the holders) would beneficially own more than 9.99% of the number of shares immediately following exercise (the “Blocker”). Any holder of warrants, upon notice to the Issuer, may increase or decrease the Blocker, subject to a maximum of 19.99%, but any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer. Accordingly, the amount of shares reported as beneficially owned by the Reporting Persons set forth herein excludes shares that the Reporting Persons do not currently have the right to purchase upon exercise of the warrants held directly by Viking Global Opportunities Illiquid Investments Sub-Master LP due to the Blocker. The address of each of the Viking Reporting Persons is 600 Washington Boulevard, Floor 11, Stamford, CT 06901.

(4).	Based on information contained in a Schedule 13G/A filed with the SEC on February 6, 2023 reporting beneficial ownership of New Leaf Ventures III, L.P. (“NLV-III”), New Leaf Venture Associates III, L.P. (“NLVA-III”), New Leaf Venture Management III, L.L.C. (“NLVM-III”), New Leaf Biopharma Opportunities II, L.P. (“NL BPO-II”), New Leaf BPO Associates II, L.P. (“NL BPOA-II”) and New Leaf BPO Management II, L.L.C. (“NL BPOM-II”), and Mr. Hunt and Vijay Lathi (together with NLV-III, NLVA-III, NLVM-III, NL BPO-II, NL BPOA-II, NL BPOM-II and Mr. Hunt, the “New Leaf Reporting Persons”). Each of NLV-III, NLVA-III and NLVM-III report shared voting and dispositive power over 268,469 shares. Each of NL BPO-II, NL BPOA-II and NL BPOM-II report shared voting and dispositive power over 144,231 shares. Each of Mr. Hunt and Mr. Lathi report shared voting and dispositive power over 412,700 shares. Mr. Hunt, a member of our Board of Directors, is a Managing Director at New Leaf Venture Partners, and may be deemed to have shared voting and dispositive power over all shares held by the New Leaf Reporting Persons. The address of each of NLV-III, NLVA-III, NLVM-III, NL BPO-II, NL BPOA-II, NL BPOM-II, Mr. Hunt and Mr. Lathi is 156 Fifth Avenue, Suite 820, New York, NY 10010.

(5).	Based on information contained in a Schedule 13G filed with the SEC on May 15, 2026 reporting beneficial ownership of Cormorant Asset Management, LP (“Cormorant”) and Bihua Chen (together with Cormorant, the “Cormorant Reporting Persons”). Cormorant is the investment adviser to certain funds (the “Cormorant Funds”) that directly hold the 400,000 shares reported herein. Ms. Chen is the managing member of Cormorant Asset Management GP, LLC, the general partner of Cormorant. The Cormorant Reporting Persons report shared voting and shared dispositive power over 400,000 shares. Cormorant Global Healthcare Master Fund, LP, a Cormorant Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of such shares. The percentage reported herein is based on 5,289,675 shares of Common Stock outstanding as of March 6, 2026, as reported in the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2026. The address of each of the Cormorant Reporting Persons is 200 Clarendon Street, 52nd Floor, Boston, MA 02116.

(6).	Based on information contained in a Schedule 13D/A filed with the SEC on March 3, 2026 reporting beneficial ownership of TPG GP A, LLC, James G. Coulter and Jon Winkelried (collectively, the “TPG Reporting Persons”). The TPG Reporting Persons report shared voting and dispositive power over 378,551 shares. The address of each of the TPG Reporting Persons is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(7).	Based on information contained in a Schedule 13G filed with the SEC on May 15, 2026 reporting beneficial ownership of Balyasny Asset Management L.P. (“BAM”), BAM GP LLC (“BAM GP”), Balyasny Asset Management Holdings LP (“BAM Holdings”), Dames GP LLC (“Dames”) and Dmitry Balyasny (collectively, the “BAM Reporting Persons”). BAM GP is the general partner of BAM. BAM Holdings is the sole member of BAM GP. Dames is the general partner of BAM Holdings. Mr. Balyasny is the managing member of Dames. By virtue of its position as the investment manager of Atlas Diversified Master Fund, Ltd. (“ADMF”), the direct holder of the 376,573 shares reported herein, BAM may be deemed to exercise voting and investment power over such shares held by ADMF and thus may be deemed to beneficially own such shares. Each of the BAM Reporting Persons reports sole voting and sole dispositive power over 376,573 shares. The percentage reported herein is based on 5,289,675 shares of Common Stock outstanding as of March 6, 2026, as reported in the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2026. The address of each of the BAM Reporting Persons is 444 West Lake Street, 50th Floor, Chicago, IL 60606.

(8).

Based on information contained in a Schedule 13D/A filed with the SEC on February 12, 2024 reporting beneficial ownership of Nan Fung Group Holdings Limited (“NFGHL”), NF Investment Holdings Limited (“NFIHL”), Nan Fung Life Sciences Holdings Limited (“Nan Fung Life Sciences”), Pivotal bioVenture Partners Fund I, L.P. (“Pivotal”), Pivotal bioVenture Partners Fund I G.P., L.P.

(“Pivotal GP”), Pivotal bioVenture Partners Fund I U.G.P. Ltd. (the “Ultimate General Partner”), Pivotal Partners Ltd (“Pivotal Partners”), and Pivotal Life Sciences Holdings Limited (“Pivotal Life Sciences,” and together with Pivotal, Pivotal GP, Ultimate General Partner and Pivotal Partners, the “Pivotal Entities,” and together with NFGHL, NFIHL, Nan Fung Life Sciences, Pivotal, Pivotal GP, the Ultimate General Partner and Pivotal Partners, the “Pivotal Reporting Persons”). The Pivotal Reporting Persons report shared voting and dispositive power over 300,580 shares. Dr. Hopfner, a member of our Board of Directors, is a General Partner at Pivotal bioVenture Partners, and may be deemed to have shared voting and dispositive power over all shares held by the Pivotal Reporting Persons. The address of each of the Pivotal Entities is 501 Second Street, Suite 200, San Francisco, CA 94107. The address of NFGHL is 23rd Floor, Nan Fung Tower, 88 Connaught Road Central and 173 Des Voeux Road Central, Central, Hong Kong. The address of NFIHL is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(9).	Based on information contained in a Schedule 13G filed with the SEC on April 29, 2026 reporting beneficial ownership of Laurion Capital Management LP (“Laurion”), Benjamin Alexander Smith and Janaka Sheehan Maduraperuma (collectively, the “Laurion Reporting Persons”). Laurion is a Delaware limited partnership and the investment adviser to certain funds and accounts (the “Laurion Funds”) that directly hold the 302,756 shares reported herein. Mr. Smith and Mr. Maduraperuma are each co-managing members of Laurion Capital GP LLC, the general partner of Laurion. The Laurion Reporting Persons report shared voting and shared dispositive power over 302,756 shares. Laurion Capital Master Fund Ltd., a Laurion Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of such shares. The percentage reported herein is based on 5,289,675 shares of Common Stock outstanding as of March 6, 2026, as reported in the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2026. The address of each of the Laurion Reporting Persons is 360 Madison Avenue, Suite 1900, New York, NY 10017.

(10).	Based on information contained in a Schedule 13G filed with the SEC on May 15, 2026 reporting beneficial ownership of Nantahala Capital Management, LLC (“Nantahala”), Wilmot B. Harkey and Daniel Mack (collectively, the “Nantahala Reporting Persons”). Nantahala is a Massachusetts limited liability company and the investment adviser to certain funds and separately managed accounts that directly hold the 300,635 shares reported herein. Each of Messrs. Harkey and Mack is a managing member of Nantahala and may be deemed to be a beneficial owner of such shares. The Nantahala Reporting Persons report shared voting and shared dispositive power over 300,635 shares. The percentage reported herein is based on 5,298,137 shares of Common Stock outstanding as of May 8, 2026, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the SEC on May 13, 2026. The address of each of the Nantahala Reporting Persons is 130 Main St., 2nd Floor, New Canaan, Connecticut 06840

(11).	Includes 89,315 shares issuable to Dr. Uden upon the exercise of options held directly by Dr. Uden that are exercisable within 60 days following June 30, 2026.

(12).	Includes 10,920 shares issuable to Ms. Boudreau upon the exercise of options held directly by Ms. Boudreau that are exercisable within 60 days following June 30, 2026.

(13).	Includes 11,713 shares issuable to Dr. Chung upon the exercise of options held directly by Dr. Chung that are exercisable within 60 days following June 30, 2026.

(14).	Includes 20,896 shares issuable to Dr. Hopfner upon the exercise of options held directly by Dr. Hopfner that are exercisable within 60 days following June 30, 2026. See also Footnote 8.

(15).	Includes 33,722 shares issuable to Mr. Hunt upon the exercise of options held directly by Mr. Hunt that are exercisable within 60 days following June 30, 2026. See also Footnote 4.

(16).	Includes 20,961 shares issuable to Dr. Liu upon the exercise of options held directly by Dr. Liu that are exercisable within 60 days following June 30, 2026.

(17).	Consists of (i) 37,250 shares held directly by Dr. Mackay, (ii) 54,558 shares held directly by a limited liability company, of which Dr. Mackay is the managing member, and (iii) 93,056 shares issuable to Dr. Mackay upon the exercise of options held directly by Dr. Mackay that are exercisable within 60 days following June 30, 2026. Dr. Mackay has sole voting and dispositive power over such shares, and is deemed to be the beneficial owner of such shares.

(18).	Includes 11,200 shares issuable to Ms. Nash upon the exercise of options held directly by Ms. Nash that are exercisable within 60 days following June 30, 2026.

(19).	Includes 11,591 shares issuable to Ms. Soteropoulos upon the exercise of options held directly by Ms. Soteropoulos that are exercisable within 60 days following June 30, 2026.

(20).	Includes 44,075 shares issuable to Mr. Lieber upon the exercise of options held directly by Mr. Lieber that are exercisable within 60 days following June 30, 2026.

(21).	The beneficial ownership of all directors and executive officers.

PRINCIPAL STOCKHOLDERS OF AVENZO

The following table sets forth information regarding beneficial ownership of the Avenzo Capital Stock as of June 30, 2026, by:

∎	each person, or group of affiliated persons, known by Avenzo to beneficially own more than 5% of the outstanding shares of Avenzo Common Stock;

∎	each of Avenzo’s directors;

∎	each of Avenzo’s named executive officers; and

∎	all of Avenzo’s current executive officers and directors as a group.

The percentage of beneficial ownership prior to the Merger and the Concurrent Financing in the table below is based on 221,512,943 shares of Avenzo Common Stock outstanding as of June 30, 2026 and assumes the conversion of all outstanding shares of Avenzo’s convertible preferred stock into 208,235,437 shares of Avenzo Common Stock as of June 30, 2026.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of Avenzo Common Stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before August 29, 2026, which is 60 days after June 30, 2026. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, Avenzo believes based on information provided to Avenzo, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Avenzo Therapeutics, Inc., 12707 High Bluff Dr., Suite 200, San Diego, CA 92130.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED (#) OFFERING	PERCENTAGE OF SHARES BENEFICIALLY OWNED (%)
5% or Greater Stockholders
Entities affiliated with OrbiMed(1)	34,838,126	15.7%
Entities affiliated with Foresite Capital(2)	26,121,732	11.8%
Entities affiliated with SR One(3)	23,499,564	10.6%
Deep Track Biotechnology Master Fund, Ltd.(4)	15,157,338	6.8%
Entities affiliated with NEA(5)	15,157,338	6.8%
Entities affiliated with LAV Fund VI, L.P.(6)	13,351,726	6.0%
Sands Capital Life Sciences Pulse Fund II, L.P.(7)	12,631,115	5.7%
TF IV Limited(8)	12,631,115	5.7%
Citadel Multi-Strategy Equities Master Fund Ltd.(9)	11,749,783	5.3%
Named Executive Officers, Other Officers, and Directors:
Athena Countouriotis, M.D.(10)	24,775,697	10.5%
Mohammad Hirmand, M.D.(11)	5,302,835	2.4%
Brian Sun, J.D.(12)	2,596,092	1.2%
Jakob Dupont, M.D., M.A.	—	—
Simeon George, M.D.(3)	23,499,564	10.6%
Carl L. Gordon, Ph.D., CFA(1)	34,838,126	15.7%
Judith Li, M.B.A.(6)	13,351,726	6.0%
Patrick Machado, J.D.(13)	530,284	*
Garry Nicholson(14)	530,284	*
All current executive officers and directors as a group (9 persons)(15)	105,424,608	46.9%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of (i) 28,745,501 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series A convertible preferred stock and 3,566,402 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series B convertible preferred stock, in each case, held by OrbiMed Private Investments IX, LP (“OrbiMed IX”), and (ii) 2,247,393 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series A-1 convertible preferred stock and 278,830 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series B convertible preferred stock, in each case, held by OrbiMed Genesis Master Fund, L.P. (“OrbiMed Genesis” and, together with OrbiMed IX, the “OrbiMed Entities”). OrbiMed Capital GP IX LLC (“GP IX”) is the general partner of OrbiMed IX. OrbiMed Genesis GP LLC (“Genesis GP”) is the general partner of OrbiMed Genesis. OrbiMed Advisors LLC (“OrbiMed Advisors”) is the managing member of each of GP IX and Genesis GP. By virtue of such relationships, Genesis GP and OrbiMed Advisors may be deemed to have voting and investment power over the securities held by OrbiMed Genesis and may be deemed to have beneficial ownership over such securities. By virtue of such relationships, GP IX and OrbiMed Advisors may be deemed to have voting and investment power over the securities held by OrbiMed IX and may be deemed to have beneficial ownership over such securities. OrbiMed Advisors exercises voting and investment power through a management committee comprised of Dr. Gordon, a member of the Avenzo Board, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the securities held by the OrbiMed Entities except to the extent of any pecuniary interest therein. The address of the OrbiMed Entities is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, NY 10022.

(2)	Consists of (i) 11,619,284 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series A convertible preferred stock and 1,441,583 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series B convertible preferred stock, in each case, held by Foresite Capital Fund V, L.P. (“Fund V”), and (ii) 11,619,282 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series A convertible preferred stock and 1,441,583 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series B convertible preferred stock, in each case, held by Foresite Capital Fund VI LP (“Fund VI”). Foresite Capital Management V, LLC (“FCM V”) is the general partner of Fund V and may be deemed to have sole voting and dispositive power over the shares held by Fund V. Foresite Capital Management VI, LLC (“FCM VI”) is the general partner of Fund VI and may be deemed to have sole voting and dispositive power over the shares held by Fund VI. James B. Tananbaum, M.D. is the managing member of FCM V and FCM VI and may be deemed to have sole voting and dispositive power over the shares held by Fund V and Fund VI. Each entity and Dr. Tananbaum disclaims beneficial ownership of these shares except to the extent of their respective pecuniary interests therein. The business address of Dr. Tananbaum and each of Fund V and Fund VI is 9200 Sunset Boulevard, PH1, West Hollywood, CA 90069.

(3)	Consists of (i) 9,888,752 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series A convertible preferred stock and 1,226,879 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series B convertible preferred stock, in each case, held by SR One Capital Fund II Aggregator, LP (“SR One Fund II”), (ii) 7,416,563 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series A convertible preferred stock and 920,159 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series B convertible preferred stock, in each case, held by SR One Co-Invest XI, LLC (“SR One Co-Invest XI”) and (iii) 3,600,503 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series A convertible preferred stock and 446,708 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series B convertible preferred stock, in each case, held by AMZL, LP (“AMZL” and, together with SR One Fund II and SR One Co-Invest XI, the “SR One Entities”). SR One Capital Partners II, LP is the sole general partner of SR One Fund II. SR One Co-Invest XI Manager, LLC is the managing member of SR One Co-Invest XI. SR One Capital SMA Partners, LP is the general partner of AMZL. SR One Capital Management, LLC (“Capital Management”) is the sole general partner of each of SR One Capital Partners II, LP and SR One Capital SMA Partners, LP and the managing member of SR One Co-Invest XI Manager, LLC. Dr. George is the Managing Member of Capital Management and the Chief Executive Officer and Founder of SR One. Dr. George is a member of the Avenzo Board. Each of SR One Capital Partners II, LP, SR One Co-Invest XI Manager, LLC, SR One Capital SMA Partners, LP, Capital Management and Dr. George may each be deemed to have shared power to vote or dispose of the shares directly held by the SR One Entities, and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address for these entities is 929 Main Street, Suite 200, Redwood City, California 94063.

(4)	Consists of 13,484,358 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series A-1 convertible preferred stock and 1,672,980 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series B convertible preferred stock, in each case, held by Deep Track Biotechnology Master Fund, Ltd. (“Deep Track Master Fund”). Deep Track Capital, LP (“Deep Track Investment Manager”) serves as the investment manager to Deep Track Master Fund and may be deemed to beneficially own the shares held by Deep Track Master Fund. Deep Track Capital GP, LLC (“Deep Track General Partner”) is the general partner of the Deep Track Investment Manager. David Kroin is the Chief Investment Officer of the Deep Track Investment Manager and the managing member of the Deep Track General Partner and may be deemed to beneficially own the shares held by Deep Track Master Fund. Each of Deep Track Master Fund, Deep Track General Partner and Mr. Kroin disclaims beneficial ownership of such shares except to the extent of their respective pecuniary interest therein. The business address of Deep Track Master Fund, Deep Track Investment Manager, Deep Track General Partner and Mr. Kroin is 200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830.

(5)

Consists of (i) 13,477,616 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series A-1 convertible preferred stock and 1,672,980 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series B convertible preferred stock, in each case, held by NEA 18 Venture Growth Equity, L.P. (“NEA 18 VGE”), and (ii) 6,742 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series A-1 convertible preferred stock held by NEA Ventures 2024, L.P. (“NEA Ven 2024” and, together with NEA 18 VGE, the “NEA Entities”). NEA Partners 18 VGE, L.P. (“NEA Partners 18 VGE”) is the sole general partner of NEA 18 VGE. NEA VGE 18 GP, LLC (“NEA VGE 18 LLC”) is the sole general partner of NEA Partners 18 VGE. Anthony Florence, Jr., Mohamad Makhzoumi, and Scott D. Sandell are each a member of the Executive Committee of NEA Management Company, LLC. . The shares held directly by NEA Ven 2024 are indirectly held by Karen Welsh, the general partner of NEA Ven 2024. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their pecuniary interest therein.

The address for NEA 18 VGE, NEA Partners 18 VGE, NEA VGE 18 LLC and Scott D. Sandell is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address for Mohamad Makhzoumi, is 2855 Sand Hill Road, Menlo Park, CA 94025. The address for Anthony A. Florence, Jr. is 104 5th Avenue, 19th Floor, New York, NY 10011.

(6)	Consists of (i) 641,074 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series A convertible preferred stock held by LAV Fund VI, L.P. (“LAV VI”), (ii) 11,236,965 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series A-1 convertible preferred stock held by LAV VI and (iii) 1,473,687 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series B convertible preferred stock held by LAV Fund VI Opportunities, L.P. (“LAV VI Opportunities” and, together with LAV VI, the “LAV Funds”). LAV GP VI, L.P. (“GP VI”) is the general partner of LAV VI. LAV Corporate VI GP, Ltd.(“Corporate VI GP”) is the general partner of GP VI. Dr. Yi Shi (“Dr. Shi”) is the managing partner of Corporate VI GP. LAV GP VI Opportunities, L.P. (“GP VI Opportunities”) is the general partner of LAV VI Opportunities. LAV Corporate VI GP Opportunities, Ltd. (“ Corporate VI GP Opportunities”) is the general partner of GP VI Opportunities. Dr. Shi is the managing partner of Corporate VI GP Opportunities. By virtue of these such relationships, GP VI, Corporate VI GP and Dr. Shi may be deemed to have voting and investment power of the shares held by LAV VI. GP VI Opportunities, Corporate VI GP Opportunities and Dr. Shi may be deemed to have voting and investment power of the shares held by LAV VI Opportunities. Each of GP VI, Corporate VI GP, GP VI Opportunities, Corporate VI GP Opportunities and Dr. Shi disclaims beneficial ownership of the shares held by LAV Funds, except to the extent of its or his pecuniary interest therein, if any. Ms. Li resigned as a member of the Avenzo Board on July 4, 2026. The address for each of LAV Funds, GP VI, Corporate VI GP, GP VI Opportunities and Corporate VI GP Opportunities is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(7)	Consists of 11,236,965 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series A-1 convertible preferred stock and 1,394,150 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series B convertible preferred stock, in each case, held by Sands Capital Life Sciences Pulse Fund II, L.P. (“Sands Pulse Fund II”). Sands Capital Alternatives, LLC (“Sands Alternatives”) is the investment manager of Sands Pulse Fund II and may be deemed to beneficially own the shares held by Sands Pulse Fund II. Sands Capital Life Sciences Pulse Fund II-GP, L.P. (“Sands Pulse GP L.P.”) is the general partner of Sands Pulse Fund II. Sands Capital Life Sciences Pulse Fund II-GP, LLC (“Sands Pulse GP LLC”) is the general partner of Sands Pulse GP L.P. Frank M. Sands holds ultimate voting and investment power over the shares held by Sands Pulse Fund II and may be deemed to beneficially own the shares held by Sands Pulse Fund II. Each of Sands Alternatives, Sands Pulse GP L.P., Sands Pulse GP LLC and Frank M. Sands disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein. The address of Sands Capital Life Sciences Pulse Fund II, L.P. is c/o Sands Capital Alternatives, LLC, 1000 Wilson Boulevard, Suite 3000, Arlington, VA 22209.

(8)	Consists of 11,236,965 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series A-1 convertible preferred stock and 1,394,150 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series B convertible preferred stock, in each case, held by TF IV Limited. Chiang Chen, Hsiu-Lien is a Director of TF IV Limited and the ultimate control person of the TF Capital group and may be deemed to have voting and investment power over the shares held by TF IV Limited. Ms. Chiang disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of TF IV Limited is Unit 801, 812, CPIC XINTIANDI TOWER 2288 Xizang Road (S), Huangpu District, Shanghai, China.

(9)	Consists of 10,452,910 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series A convertible preferred stock and 1,296,873 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series B convertible preferred stock, in each case, held by Citadel Multi-Strategy Equities Master Fund Ltd (“CM”). Citadel Advisors LLC (“Citadel Advisors”) is the portfolio manager for CM. Citadel Advisors Holdings LP (“CAH”) is the sole member of Citadel Advisors. Citadel GP LLC (“CGP”) is the general partner of CAH. Mr. Kenneth Griffin is the President and Chief Executive Officer of CGP, and owns a controlling interest in CGP. This disclosure shall not be construed as an admission that Mr. Griffin or any of the Citadel-related entities listed above is the beneficial owner of any securities of the Company other than the securities actually owned by such person (if any). The address of Citadel Advisors is 830 Brickell Plaza, Floor 15, Miami, Florida 33131.

(10)	Consists of (i) 9,000,000 shares of Avenzo Common Stock held by Dr. Countouriotis, (ii) 500,000 shares of Avenzo Common Stock held by the Bunny Trust dated February 17, 2023 on behalf of a minor child and 500,000 shares of Avenzo Common Stock held by the Paddington and Blanket Trust dated February 17, 2023 on behalf of a minor child, (iii) 812,177 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series A convertible preferred stock held by Dr. Countouriotis, (iv) 100,765 shares of Avenzo Common Stock issuable upon conversion of Avenzo Series B convertible preferred stock held by Dr. Countouriotis, and (v) 13,862,755 shares of Avenzo Common Stock issuable upon the exercise of options held by Dr. Countouriotis that are exercisable within 60 days of June 30, 2026. Dr. Countouriotis has shared voting and investment power with respect to the shares held by the Bunny Trust dated February 17, 2023 and the Paddington and Blanket Trust dated February 17, 2023.

(11)	Consists of (i) 1,905,263 shares of Avenzo Common Stock held by Dr. Hirmand, (ii) 100,000 shares of Avenzo Common Stock held by the Veda Hirmand Irrevocable Trust dated February 28, 2023 on behalf of a minor child and 100,000 shares of Avenzo Common Stock held by the Lila Hirmand Irrevocable Trust dated February 28, 2023 on behalf of a minor child, and (iii) 3,197,572 shares of Avenzo Common Stock issuable upon the exercise of options held by Dr. Hirmand that are exercisable within 60 days of June 30, 2026. Dr. Hirmand has sole voting and investment power with respect to the shares held by the Veda Hirmand Irrevocable Trust dated February 28, 2023 and the Lila Hirmand Irrevocable Trust dated February 28, 2023.

(12)	Consists of (i) 1,052,630 shares of Avenzo Common Stock held by Mr. Sun and (ii) 1,543,462 shares of Avenzo Common Stock issuable upon the exercise of options held by Mr. Sun that are exercisable within 60 days of June 30, 2026.

(13)	Consists of 530,284 shares of Avenzo Common Stock issuable upon the exercise of options held by Mr. Machado that are exercisable within 60 days of June 30, 2026, 229,322 shares of which will be unvested.

(14)	Consists of 530,284 shares of Avenzo Common Stock issuable upon the exercise of options held by Mr. Nicholson within 60 days of June 30, 2026, 215,353 shares of which will be unvested.

(15)	Consists of the shares described in notes (1), (3), (6) and (10) through (14) above.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

The following table sets forth information regarding beneficial ownership of the combined company’s capital stock immediately after consummation of the Merger and the Concurrent Financing, assuming the consummation of the Merger occurred as of June 30, 2026, by:

∎	each person, or group of affiliated persons, expected by Rallybio and Avenzo to become the beneficial owners of more than 5% of the combined company’s outstanding common stock;

∎	each person expected to be a director of the combined company;

∎	each person expected to be a named executive officer of the combined company; and

∎	all of the combined company’s expected executive officers and directors as a group.

The table lists applicable percentage ownership based on 36,254,845 shares of combined company common stock expected to be outstanding immediately following the consummation of the Merger, is based on Rallybio’s and Avenzo’s capitalization as of June 30, 2026, and assumes (i) no exercise of outstanding options to purchase shares of Avenzo Common Stock, outstanding options to purchase Rallybio Common Stock or outstanding Rallybio pre-funded warrants prior to the Closing, (ii) Rallybio Net Cash of $0 as of the Closing, (iii) an estimated Exchange Ratio of 0.5020, (iv) an assumed Concurrent Financing Exchange Ratio of 0.5020 per share, (v) a Concurrent Financing of $215.0 million, (vi) a reverse stock split of Rallybio Common Stock of 1-for-5.5 and (vii) the Closing on June 30, 2026. In addition, the figures in the table below do not give effect to any additional option grants that each of Dr. Countouriotis, Dr. Hirmand and Mr. Sun is expected to receive following the consummation of the Concurrent Financing and the Merger pursuant to the anti-dilution provisions of their respective employment agreements with Avenzo, as described in more detail in “Avenzo Executive Officer and Director Compensation—Narrative to the Summary Compensation Table—Employment Arrangements with Avenzo’s Named Executive Officers.” Immediately after the Closing, under the Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, pre-Merger equityholders of Avenzo (other than investors in the Concurrent Financing) are expected to own approximately 56.6% of the combined company, pre-Merger equityholders of Rallybio are expected to own approximately 2.8% of the combined company and the investors in the Concurrent Financing are expected to own approximately 40.6% of the combined company (assuming a Concurrent Financing of $215.0 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (a) a valuation for Rallybio of $15.0 million (calculated after giving effect to expected payment of Parent Distributions) (“Rallybio Net Cash”) as of the Closing), (b) a fixed valuation for Avenzo of $300.0 million, and (c) the relative capitalization of Rallybio and Avenzo. The percentage of the combined company that each party’s equityholders will own following the Closing is subject to certain adjustments (as described in more detail in the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio”), including the amount of the final Rallybio Net Cash at the Closing. Rallybio Net Cash as calculated under the Merger Agreement makes certain adjustments to the value of Rallybio’s Cash and Cash Equivalents (as defined in the Merger Agreement). The adjustments are described in the section titled “The Merger Agreement—Calculation of Rallybio Net Cash.” Based on its Cash and Cash Equivalents and other balance sheet line items as of March 31, 2026 and current estimates of the other elements of Rallybio Net Cash (including projected adjustments to Rallybio’s Cash and Cash Equivalents), Rallybio calculates that it had Rallybio Net Cash of approximately $83.2 million as of June 30, 2026. Rallybio expects to continue to incur losses in future periods primarily related to the proposed Merger and, as a result, available Cash and Cash Equivalents will continue to decrease and Rallybio intends to distribute substantially all of the Rallybio Net Cash to its pre-Closing stockholders in connection with the Merger, which may be payable after the Closing. For a description of the calculation of Rallybio Net Cash as set forth in the Merger Agreement, please see the section titled “The Merger Agreement—Calculation of Rallybio Net Cash.” There can be no assurances any of these assumptions will be accurate at the Closing.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or pre-funded warrants that are either immediately exercisable or exercisable on or before August 29, 2026, which is 60 days after June 30, 2026. These securities are deemed to be outstanding and beneficially owned by the person holding those options or pre-funded warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, Rallybio and Avenzo believe based on information provided to Rallybio and Avenzo, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Avenzo Therapeutics, Inc., 12707 High Bluff Dr., Suite 200, San Diego, CA 92130.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED (#) OFFERING	PERCENTAGE OF SHARES BENEFICIALLY OWNED (%)
5% or Greater Stockholders
Entities affiliated with OrbiMed(1)	4,574,277	12.6%
Entities affiliated with Foresite Capital(2)	3,430,082	9.5%
Entities affiliated with SR One(3)	3,539,375	9.8%
Entities affiliated with FMR LLC(4)	2,302,301	6.4%
Deep Track Biotechnology Master Fund, Ltd.(5)	1,871,529	5.2%
Entities affiliated with NEA(6)	1,892,446	5.2%
Named Executive Officers, Other Officers, and Directors:
Athena Countouriotis, M.D.(7)	2,289,235	6.1%
Mohammad Hirmand, M.D.(8)	484,004	1.3%
Brian Sun, J.D.(9)	236,952	*
Simeon George, M.D.(3)	3,539,375	9.8%
Carl L. Gordon, Ph.D., CFA(1)	4,574,277	12.6%
Patrick Machado, J.D.(10)	48,400	*
Garry Nicholson(11)	48,400	*
All current executive officers and directors as a group (7 persons)(12)	12,351,567	33.8%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of (i) 4,343,702 shares of combined company common stock held by OrbiMed Private Investments IX, LP (“OrbiMed IX”), and (ii) 230,575 shares of combined company common stock held by OrbiMed Genesis Master Fund, L.P. (“OrbiMed Genesis” and, together with OrbiMed IX, the “OrbiMed Entities”). OrbiMed Capital GP IX LLC (“GP IX”) is the general partner of OrbiMed IX. OrbiMed Genesis GP LLC (“Genesis GP”) is the general partner of OrbiMed Genesis. OrbiMed Advisors LLC (“OrbiMed Advisors”) is the managing member of each of GP IX and Genesis GP. By virtue of such relationships, Genesis GP and OrbiMed Advisors may be deemed to have voting and investment power over the securities held by OrbiMed Genesis and may be deemed to have beneficial ownership over such securities. By virtue of such relationships, GP IX and OrbiMed Advisors may be deemed to have voting and investment power over the securities held by OrbiMed IX and may be deemed to have beneficial ownership over such securities. OrbiMed Advisors exercises voting and investment power through a management committee comprised of Dr. Gordon, a member of the Avenzo Board, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the securities held by the OrbiMed Entities except to the extent of any pecuniary interest therein. The address of the OrbiMed Entities is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, NY 10022.

(2)	Consists of (i) 2,237,981 shares of combined company common stock held by Foresite Capital Fund V, L.P. (“Fund V”) and (ii) 1,192,101 shares of combined company common stock held by Foresite Capital Fund VI LP (“Fund VI”). Foresite Capital Management V, LLC (“FCM V”) is the general partner of Fund V and may be deemed to have sole voting and dispositive power over the shares held by Fund V. Foresite Capital Management VI, LLC (“FCM VI”) is the general partner of Fund VI and may be deemed to have sole voting and dispositive power over the shares held by Fund VI. James B. Tananbaum, M.D. is the managing member of FCM V and FCM VI and may be deemed to have sole voting and dispositive power over the shares held by Fund V and Fund VI. Each entity and Dr. Tananbaum disclaims beneficial ownership of these shares except to the extent of their respective pecuniary interests therein. The business address of Dr. Tananbaum and each of Fund V and Fund VI is 9200 Sunset Boulevard, PH1, West Hollywood, CA 90069.

(3)

Consists of (i) 2,409,060 shares of combined company common stock held by SR One Capital Fund II Aggregator, LP (“SR One Fund II”), (ii) 760,915 shares of combined company common stock held by SR One Co-Invest XI, LLC (“SR One Co-Invest XI”) and (iii) 369,400 shares of combined company common stock held by AMZL, LP (“AMZL” and, together with SR One Fund II and SR One Co-Invest XI, the “SR One Entities”). SR One Capital Partners II, LP is the sole general partner of SR One Fund II. SR One

Co-Invest XI Manager, LLC is the managing member of SR One Co-Invest XI. SR One Capital SMA Partners, LP is the general partner of AMZL. SR One Capital Management, LLC (“Capital Management”) is the sole general partner of each of SR One Capital Partners II, LP and SR One Capital SMA Partners, LP and the managing member of SR One Co-Invest XI Manager, LLC. Dr. George is the Managing Member of Capital Management and the Chief Executive Officer and Founder of SR One. Dr. George is a member of the Avenzo Board. Each of SR One Capital Partners II, LP, SR One Co-Invest XI Manager, LLC, SR One Capital SMA Partners, LP, Capital Management and Dr. George may each be deemed to have shared power to vote or dispose of the shares directly held by the SR One Entities, and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address for these entities is 929 Main Street, Suite 200, Redwood City, California 94063.

(4)	These shares are owned by funds or accounts managed by direct or indirect subsidiaries of FMR LLC, all of which shares are beneficially owned, or may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies. Abigail P. Johnson is a Director, the Chairman, and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. FMR LLC and Abigail P. Johnson each have sole dispositive power over the shares reported herein; neither has sole voting power over such shares. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(5)	Consists of 1,871,529 shares of combined company common stock held by Deep Track Biotechnology Master Fund, Ltd. (“Deep Track Master Fund”). Deep Track Capital, LP (“Deep Track Investment Manager”) serves as the investment manager to Deep Track Master Fund and may be deemed to beneficially own the shares held by Deep Track Master Fund. Deep Track Capital GP, LLC (“Deep Track General Partner”) is the general partner of the Deep Track Investment Manager. David Kroin is the Chief Investment Officer of the Deep Track Investment Manager and the managing member of the Deep Track General Partner and may be deemed to beneficially own the shares held by Deep Track Master Fund. Each of Deep Track Master Fund, Deep Track General Partner and Mr. Kroin disclaims beneficial ownership of such shares except to the extent of their respective pecuniary interest therein. The business address of Deep Track Master Fund, Deep Track Investment Manager, Deep Track General Partner and Mr. Kroin is 200 Greenwich Avenue, 3rd Floor, Greenwich, CT 06830.

(6)	Consists of (i) 1,891,831 shares of combined company common stock held by NEA 18 Venture Growth Equity, L.P. (“NEA 18 VGE”), and (ii) 615 shares of combined company common stock held by NEA Ventures 2024, L.P. (“NEA Ven 2024” and, together with NEA 18 VGE, the “NEA Entities”). NEA Partners 18 VGE, L.P. (“NEA Partners 18 VGE”) is the sole general partner of NEA 18 VGE. NEA VGE 18 GP, LLC (“NEA VGE 18 LLC”) is the sole general partner of NEA Partners 18 VGE. Anthony Florence, Jr., Mohamad Makhzoumi, and Scott D. Sandell are each a member of the Executive Committee of NEA Management Company, LLC. The shares held directly by NEA Ven 2024 are indirectly held by Karen Welsh, the general partner of NEA Ven 2024. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their pecuniary interest therein. The address for NEA 18 VGE, NEA Partners 18 VGE, NEA VGE 18 LLC and Scott D. Sandell is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address for Mohamad Makhzoumi is 2855 Sand Hill Road, Menlo Park, CA 94025. The address for Anthony A. Florence, Jr. is 104 5th Avenue, 19th Floor, New York, NY 10011.

(7)	Consists of (i) 932,671 shares of combined company common stock held by Dr. Countouriotis, (ii) 45,636 shares of combined company common stock held by the Bunny Trust dated February 17, 2023 on behalf of a minor child and 45,636 shares of combined company common stock held by the Paddington and Blanket Trust dated February 17, 2023 on behalf of a minor child and (iii) 1,265,292 shares of combined company common stock issuable upon the exercise of options held by Dr. Countouriotis that are exercisable within 60 days of June 30, 2026. Dr. Countouriotis has shared voting and investment power with respect to the shares held by the Bunny Trust dated February 17, 2023 and the Paddington and Blanket Trust dated February 17, 2023.

(8)	Consists of (i) 173,899 shares of combined company common stock held by Dr. Hirmand, (ii) 9,127 shares of combined company common stock held by the Veda Hirmand Irrevocable Trust dated February 28, 2023 on behalf of a minor child and 9,127 shares of combined company common stock held by the Lila Hirmand Irrevocable Trust dated February 28, 2023 on behalf of a minor child, and (iii) 291,851 shares of combined company common stock issuable upon the exercise of options held by Dr. Hirmand that are exercisable within 60 days of June 30, 2026. Dr. Hirmand has sole voting and investment power with respect to the shares held by the Veda Hirmand Irrevocable Trust dated February 28, 2023 and the Lila Hirmand Irrevocable Trust dated February 28, 2023.

(9)	Consists of (i) 96,076 shares of combined company common stock held by Mr. Sun and (ii) 140,876 shares of combined company common stock issuable upon the exercise of options held by Mr. Sun that are exercisable within 60 days of June 30, 2026.

(10)	Consists of 48,400 shares of combined company common stock issuable upon the exercise of options held by Mr. Machado that are exercisable within 60 days of June 30, 2026, 20,931 shares of which will be unvested.

(11)	Consists of 48,400 shares of combined company common stock issuable upon the exercise of options held by Mr. Nicholson within 60 days of June 30, 2026, 19,656 shares of which will be unvested.

(12)	Consists of the shares described in notes (1), (3) and (7) through (11) above.

LEGAL MATTERS

Ropes & Gray LLP, Boston, Massachusetts, will pass upon the validity of the shares of Rallybio Common Stock offered by this proxy statement/prospectus.

EXPERTS

The financial statements of Rallybio Corporation as of December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, included in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of Avenzo Therapeutics, Inc. at December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, appearing in this proxy statement/prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Rallybio is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains Rallybio’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

Rallybio also makes available free of charge on or through its website at www.rallybio.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Rallybio electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Rallybio are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on or accessible from those websites is not part of this proxy statement/prospectus.

Rallybio has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Rallybio Common Stock to be issued to Avenzo stockholders in the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Rallybio, as well as a proxy statement of Rallybio for its annual meeting. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Rallybio and Rallybio Common Stock.

Rallybio has supplied all information contained in this proxy statement/prospectus relating to Rallybio and Avenzo has supplied all information contained in this proxy statement/prospectus relating to Avenzo.

If you would like to request documents from Rallybio or Avenzo, please send a request in writing or by telephone to either Rallybio or Avenzo at the following addresses:

Rallybio Corporation PO Box no. 325 East Berlin, CT 06023 Attn: Jonathan Lieber Email: jlieber@rallybio.com	Avenzo Therapeutics, Inc. 12707 High Bluff Dr., Suite 200 San Diego, CA 92130 Attn: Avenzo Legal Department Email: legal@avenzotx.com

Rallybio stockholders may submit a written request for a copy of Rallybio’s most recently filed Annual Report on Form 10-K to the above address or email address, which will be provided without charge.

If you are a Rallybio stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger, including the procedures for voting your shares, you should contact Rallybio’s proxy solicitor, Georgeson, at the following address, telephone number or email address:

51 West 52nd Street, 6th Floor

New York NY 10019

Call Toll Free: (866) 539-7406

Email: rallybio@georgeson.com

STOCKHOLDER PROPOSALS AND NOMINATIONS

Requirements for Stockholder Proposals to be Considered for Inclusion in our Proxy Materials. To be considered for inclusion in next year’s proxy statement, stockholder proposals must be received by Rallybio’s (or, if following the Closing, the combined company’s) Secretary at Rallybio’s (or, if following the Closing, the combined company’s) principal executive offices no later than the close of business on      , which is 120 days prior to the date that is one year from this year’s mailing date of      , 2026.

Requirements for Stockholder Proposals or Director Nominations to be Brought Before an Annual Meeting. Rallybio’s bylaws provide that, for stockholder nominations to the Rallybio Board or other proposals to be considered at an annual meeting, the stockholder must have given timely notice thereof in writing to the Secretary at Rallybio Corporation, PO Box no. 325, East Berlin, CT 06023. The Nominating and Corporate Governance Committee does not have a written policy regarding stockholder nominations, but has determined that it is the practice of the committee to consider candidates proposed by stockholders if made in accordance with our bylaws. To be timely for the 2027 annual meeting, although not included in the proxy statement, the stockholder’s notice must be delivered to or mailed and received by Rallybio (or, if following the Closing, the combined company) not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the anniversary date of the prior year’s annual meeting, except that if the annual meeting is set for a date that is not within 30 days before or after such anniversary date, Rallybio (or, if following the Closing, the combined company) must receive the notice not later than the close of business on the tenth day following the day on which Rallybio (or, if following the Closing, the combined company) first provides notice or public disclosure of the date of the meeting. Assuming the date of the 2026 annual meeting is not so advanced or delayed, stockholders who wish to make a proposal at the 2027 annual meeting must notify Rallybio (or, if following the Closing, the combined company) no earlier than       and no later than      . Such notice must provide the information required by Rallybio’s bylaws with respect to each matter the stockholder proposes to bring before the 2027 annual meeting.

Any stockholder who intends to solicit proxies in support of a director nominee other than Rallybio’s (or, if following the Closing, the combined company’s) nominees must also comply with Rule 14a-19 under the Exchange Act.

Contacting the Rallybio Board

Stockholders wishing to communicate with the Rallybio Board may do so by writing to the Rallybio Board or to the non-employee members of the Rallybio Board as a group, at:

Rallybio Corporation

PO Box no. 325

East Berlin, CT 06023

Attention: Secretary

The communication must prominently display the legend “BOARD COMMUNICATION” in order to indicate to the Secretary that it is a communication for the Rallybio Board. Upon receiving such a communication, the Secretary will promptly forward the communication to the relevant individual or group to which it is addressed. Certain items that are unrelated to the Rallybio Board’s duties and responsibilities may be excluded, such as spam, junk mail and mass mailings, resumes and other forms of job inquiries, surveys and business solicitations or advertisements. The Secretary will not forward any communication determined in his good faith belief to be frivolous, unduly hostile, threatening, illegal or similarly unsuitable.

Householding of Proxy Statement/Prospectus

SEC rules concerning the delivery of annual disclosure documents allow Rallybio or your broker to send a single Notice of Proxy Materials or, if applicable, a single set of our proxy materials to any household at which two or more of our stockholders reside, if Rallybio or your broker believes that the stockholders are members of the same family, unless Rallybio or your broker has received contrary instructions from one or more of the stockholders. This practice, referred to as “householding,” benefits both you and Rallybio. It reduces the volume of duplicate information received at your household and helps to reduce our expenses. The rule applies to Rallybio’s Notices of Proxy Materials, annual reports, proxy statements and information statements.

Rallybio will undertake to deliver promptly, upon written or oral request, a separate copy to a stockholder at a shared address to which a single copy of the Notice of Proxy Materials or proxy materials was delivered. You may make a written or oral request by sending a notification to Rallybio’s Secretary at the address or telephone number above, providing your name, your shared address, and the address to which Rallybio should direct the additional copy of the Notice of Proxy Materials or proxy materials. Multiple stockholders sharing an address who have received one copy of a mailing and would prefer Rallybio to mail each stockholder a separate copy of future mailings should contact us at our principal executive offices. Additionally, if current stockholders with a shared address received multiple copies of a mailing and would prefer Rallybio to mail one copy of future mailings to stockholders at the shared address, notification of that request may also be made through Rallybio’s principal executive offices. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

Other Matters

As of the date of this proxy statement, the Rallybio Board does not intend to present any matters other than those described herein at the Rallybio annual meeting and is unaware of any matters to be presented by other parties. If other matters are properly brought before the meeting for action by the stockholders, proxies will be voted in accordance with the recommendation of the Rallybio Board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

INDEX TO FINANCIAL STATEMENTS

RALLYBIO CORPORATION

Page Number
Financial Statements (Unaudited)
Unaudited Condensed Consolidated Balance Sheets	F-31
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss	F-32
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity	F-33
Unaudited Condensed Consolidated Statements of Cash Flows	F-34
Notes to Unaudited Condensed Consolidated Financial Statements	F-35

AVENZO THERAPEUTICS, INC.

Page Number
Condensed Financial Statements for the Three Months Ended March 31, 2026 and 2025 (Unaudited)
Unaudited Condensed Balance Sheets	F-70
Unaudited Condensed Statements of Operations and Comprehensive Loss	F-71
Unaudited Condensed Statements of Convertible Preferred Stock and Stockholders’ Deficit	F-72
Unaudited Condensed Statements of Cash Flows	F-73
Notes to Unaudited Condensed Financial Statements	F-74

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of Rallybio Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Rallybio Corporation and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
Hartford, Connecticut
March 16, 2026
We have served as the Company’s auditor since 2018.

F-2

RALLYBIO CORPORATION
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	DECEMBER 31, 2025	DECEMBER 31, 2024
Assets
Current assets:
Cash and cash equivalents	$31,374	$13,903
Marketable securities	23,362	51,608
Prepaid expenses and other current assets	6,517	2,330

Total current assets	61,253	67,841
Property and equipment, net	23	115
Operating lease right-of-use assets	175	152
Other assets, noncurrent	810	—

Total assets	$62,261	$68,108

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$126	$278
Accrued expenses	3,791	4,962
Operating lease liabilities	94	154
Deferred revenue	212	848

Total current liabilities	4,223	6,242
Operating lease liabilities, noncurrent	82	—
Deferred revenue, noncurrent	—	212

Total liabilities	4,305	6,454

Commitments and contingencies (Note 10)

Stockholders’ equity
Common stock, $0.0001 par value per share; 200,000,000 shares authorized as of December 31, 2025 and 2024; and 5,283,321 and 5,188,743 shares issued and outstanding as of December 31, 2025 and 2024, respectively	4	4
Preferred stock, $0.0001 par value per share; 50,000,000 shares authorized as of December 31, 2025 and 2024; no shares issued or outstanding as of December 31, 2025 and 2024	—	—
Additional paid-in capital	359,932	354,602
Accumulated other comprehensive gain	18	68
Accumulated deficit	(301,998)	(293,020)

Total stockholders’ equity	57,956	61,654

Total liabilities and stockholders’ equity	$62,261	$68,108

See accompanying notes to the consolidated financial statements

F-
3

RALLYBIO CORPORATION
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share amounts)

	FOR THE YEAR ENDED DECEMBER 31,
	2025	2024
Revenue:
Collaboration and license revenue	$858	$636

Total revenue	858	636
Operating expenses:
Research and development	19,597	41,507
General and administrative	14,325	19,625

Total operating expenses	33,922	61,132

Loss from operations	(33,064)	(60,496)
Other income:
Interest income	2,189	4,216
Gain on sale of joint venture and other income	22,771	744

Total other income, net	24,960	4,960

Loss before equity in losses of joint venture	(8,104)	(55,536)
Loss on investment in joint venture	874	2,239

Net loss	$(8,978)	$(57,775)
Net loss per common share, basic and diluted	$(1.59)	$(10.61)
Weighted-average common shares outstanding, basic and diluted	5,629,370	5,443,332
Other comprehensive (loss) gain:
Net unrealized (loss) gain on marketable securities	(50)	53

Other comprehensive (loss) gain	(50)	53

Comprehensive loss	$(9,028)	$(57,722)

See accompanying notes to the consolidated financial statements

F-
4

RALLYBIO CORPORATION
Consolidated Statements of Changes in Stockholders’ Equity
(in thousands, except share amounts)

	COMMON		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE GAIN (LOSS)	STOCKHOLDERS’ EQUITY
	SHARES	AMOUNT
December 31, 2023	4,728,674	$4	$341,410	$(235,245)	$15	$106,184
Issuance of common stock from a securities purchase agreement, net of offering costs of $268	454,545	—	5,137	—	—	5,137
Issuance of common stock under the stock purchase plan	7,603	—	62	—	—	62
Issuance of common stock under the stock award plan	241	—	—	—	—	—
Forfeiture of restricted common stock	(2,320)	—	—	—	—	—
Share-based compensation	—	—	7,993	—	—	7,993
Net loss	—	—	—	(57,775)	—	(57,775)
Other comprehensive gain	—	—	—	—	53	53

Balance, December 31, 2024	5,188,743	$4	$354,602	$(293,020)	$68	$61,654

Issuance of common stock under the stock purchase plan	7,258	$—	$16	$—	$—	$16
Issuance of common stock under the stock award plan	87,320	—	—	—	—	—
Share-based compensation	—	—	5,314	—	—	5,314
Net loss	—	—	—	(8,978)	—	(8,978)
Other comprehensive loss	—	—	—	—	(50)	(50)

Balance, December 31, 2025	5,283,321	$4	$359,932	$(301,998)	$18	$57,956

See accompanying notes to the consolidated financial statements

F-
5

RALLYBIO CORPORATION
Consolidated Statements of Cash Flows
(in thousands)

	FOR THE YEAR ENDED DECEMBER 31,
	2025	2024
Cash Flows Used in Operating Activities:
Net loss	$(8,978)	$(57,775)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	92	131
Net accretion of discounts/premiums on debt securities	(573)	(1,612)
Share-based compensation	5,314	7,993
Gain on sale of joint venture	(22,350)	—
Loss on investment in joint venture	874	2,239
Changes in operating assets and liabilities:
Prepaid expenses, operating right-of-use assets and other current assets	(2,043)	2,724
Accounts payable	(152)	(698)
Accrued expenses and operating lease liabilities	(1,149)	(3,344)
Deferred revenue	(848)	1,060

Net cash used in operating activities	$(29,813)	$(49,282)

Cash Flows Provided by Investing Activities:
Purchases of marketable securities	(17,697)	(48,933)
Proceeds from maturities of marketable securities	46,465	84,425
Proceeds from sale of common stock received from sale of joint venture	20,000	—
Investment in joint venture	(1,500)	(2,000)

Net cash provided by investing activities	$47,268	$33,492

Cash Flows Provided by Financing Activities:
Proceeds from the issuance of common stock from a securities purchase agreement	—	5,405
Proceeds from the issuance of common stock under the stock purchase plan	16	62
Payments of offering costs	—	(268)

Net cash provided by financing activities	$16	$5,199

Net increase (decrease) in cash and cash equivalents	17,471	(10,591)
Cash and cash equivalents—beginning of year	13,903	24,494

Cash and cash equivalents—end of year	$31,374	$13,903

See accompanying notes to the consolidated financial statements

F-
6

RALLYBIO CORPORATION
Notes to Consolidated Financial Statements
1. BUSINESS
Rallybio Corporation and subsidiaries (“Rallybio”, the “Company”, “we”, “our”, or “us”) is a clinical-stage biotechnology company comprised of experienced biopharma industry leaders with extensive research, development, and rare disease expertise with a mission to develop and commercialize life-transforming therapies for patients with severe and rare diseases. The Company’s lead program, RLYB116, is a differentiated complement component 5 (“C5”) inhibitor with the potential to treat diseases of complement dysregulation. In addition, RLYB332, a long-acting matriptase-2
(“MTP-2”)
antibody for the treatment of diseases of iron overload is currently in preclinical development. In 2025, the Company completed a confirmatory pharmacokinetic (“PK”) and pharmacodynamic (“PD”) study of RLYB116 in healthy volunteers and reported data in the first quarter of 2026. In April 2025, the Company announced the discontinuation of its RLYB212 program for the prevention of fetal and neonatal alloimmune thrombocytopenia (“FNAIT”) based on PK data from the Phase 2 clinical trial that demonstrated an inability of the RLYB212 dose regimen to achieve predicted target concentrations, as well as the minimum target concentration required for efficacy. In July 2025, the Company entered into a definitive agreement to sell its interest in REV102, an Ectonucleotide Pyrophosphatase/Phosphodiesterase 1 (“ENPP1”) inhibitor in preclinical development for the treatment of patients with hypophosphatasia (“HPP”), to a subsidiary of its joint venture partner Recursion Pharmaceuticals, Inc. (“Recursion”) (the “JV Sale”).
On March 1, 2026, Rallybio entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Candid Therapeutics, Inc., a Delaware corporation (“Candid”), a clinical-stage biotechnology company advancing a leading portfolio of
T-cell
engager (“TCE”) therapeutics for autoimmune diseases, and Farmington Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Rallybio (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Candid, with Candid surviving as a wholly owned subsidiary of Rallybio (the “Merger” and, together with all of the other transactions contemplated by the Merger, the “Contemplated Transactions”). The Merger is intended to qualify as a tax-free
reorganization for U.S. federal income tax purposes.
Concurrently with the execution and delivery of the Merger Agreement, certain investors entered into a subscription agreement with Candid, pursuant to which such investors have agreed to purchase, immediately prior to the Merger, shares of Candid common stock representing an aggregate commitment of approximately
$505.5
million in the concurrent financing (the “Concurrent Financing”). The shares of Candid common stock that are issued in the Concurrent Financing will be or will have the right to be, respectively, converted into shares of Rallybio common stock, par value $0.0001 per share (“Rallybio Common Stock”), in the Merger.
Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each then-outstanding share of common stock or preferred stock of Candid (each such share, a “Candid Share”) (excluding any share described in clauses (b) or (c) below and Candid Shares held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of Rallybio Common Stock calculated in accordance with the Exchange Ratio as set forth in the Merger Agreement (the “Exchange Ratio”), (b) each Candid Share issued in the Concurrent Financing will be converted into the right to receive a number of shares of Rallybio Common Stock calculated in accordance with the Concurrent Financing Exchange Ratio as set forth in the Merger Agreement (the “Concurrent Financing Exchange Ratio”), (c) any Candid Shares held as treasury shares or held or owned by Rallybio, Merger Sub or any subsidiary of Rallybio or Candid immediately prior to the Effective Time will be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each then-outstanding option to purchase Candid Shares will be converted into an option to purchase Rallybio Common Stock, subject to adjustment as set forth in the Merger Agreement.
Under the Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, immediately after the Closing, on a pro forma basis and based upon the number of shares of Rallybio Common Stock expected to be issued in connection with the Merger
,
pre-Merger
equityholders of Candid (other than investors in the Concurrent Financing) are expected to own approximately 57.55% of the combined company, pre-Merger
equityholders of

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7

RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

Rallybio are expected to own approximately 3.65% of the combined company and the Investors in the Concurrent Financing are expected to own approximately 38.80% of the combined company (assuming proceeds from the Concurrent Financing of $505.5 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Rallybio of $47.5 million (assuming Rallybio has net cash (“Rallybio Net Cash”) of $37.5 million as of the closing of the Merger (the “Closing” and such date, the “Closing Date”)), (ii) a fixed valuation for Candid of $750.0 million, and (iii) the relative capitalization of Rallybio and Candid. The percentage of the combined company that each party’s equity holders will own following the Closing is subject to certain adjustments as described in the Merger Agreement, including the amount of the final Rallybio Net Cash at Closing.
Immediately prior to the Effective Time, Rallybio and a rights agent are expected to enter into a Contingent Value Rights Agreement (the “CVR Agreement”), pursuant to which holders of record of certain Rallybio securities as of the close of business on the last business day prior to the day on which the Effective Time occurs will receive one contingent value right (each, a “CVR”) for each outstanding share of Rallybio Common Stock, prefunded warrant, Rallybio restricted stock unit or In the Money Parent Option (as defined in the CVR Agreement) held as of such date. Pursuant to the CVR Agreement, each CVR holder will be entitled to receive their pro rata share of (i) all of the net proceeds (including cash the value of stock to the extent listed on a national exchange, at the time of disposition), if any, received by Rallybio as a result of payments made to Rallybio of any upfront, milestone, royalty and other payments received under any disposition agreement related to Rallybio’s pre-Merger
assets (the “Legacy Assets”), and (ii) all of the cash proceeds, if any, received from Recursion under the Membership Interest Purchase Agreement, dated July 8, 2025, by and among Recursion, Exscientia Ventures I, Inc., Rallybio Corporation and Rallybio IPB, LLC. For a period of one year after the Closing Date, Rallybio will use commercially reasonable efforts to effect the disposition of the Legacy Assets. Such net proceeds will be subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred or other liabilities borne by Rallybio or its affiliates in respect of the Legacy Assets, and losses incurred by Rallybio or its affiliates due to a third-party proceeding in connection with such disposition.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION
Basis of Presentation—
The accompanying consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”), and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) promulgated by the Financial Accounting Standards Board (“FASB”).
In the opinion of the Company, the information furnished reflects all adjustments, all of which are of a normal and recurring nature, necessary for a fair presentation of the financial position and results of operations for the reported periods. The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.
On February 6, 2026, the Company executed a reverse stock split of its issued and outstanding common stock, par value $0.0001, at a ratio of
1-for-8
with a record date of December 30, 2025 (the “Reverse Stock Split”). All common share, per share and related information included in the accompanying financial statements and footnote disclosures have been adjusted retroactively, where applicable, to reflect the Reverse Stock Split. See Note 14, “Subsequent Events” for additional details.
Principles of Consolidation
—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
—The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosures

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RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

in the consolidated financial statements. While management believes that estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. The most significant estimates are those used in the determination of the fair value of its common units and incentive units awarded to employees prior to the Company’s initial public offering (“IPO”), for purposes of recording share-based incentive compensation, the fair value of stock options, as well as contracted research and development expenses incurred.
Liquidity and Ability to Continue as a Going Concern
—The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Management has evaluated whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. Since its inception, the Company has incurred net losses and negative cash flows from operations.
During the years ended December 31, 2025 and 2024, the Company incurred a net loss of $9.0 million and $57.8 million, respectively. The loss for the year ended December 31, 2025 included a $23.0 million gain in connection with the JV Sale in 2025. In addition, as of December 31, 2025, the Company had an accumulated deficit of $302.0 million. The Company expects to continue to generate operating losses and negative cash flows in the foreseeable future.
The Company had cash, cash equivalents and marketable securities of $54.7 million as of December 31, 2025. The Company currently expects that its cash, cash equivalents and marketable securities will be sufficient to fund its operating expenses and capital requirements for more than 12 months from the date these consolidated financial statements are issued. However, the Company does not anticipate that its current cash, cash equivalents and marketable securities as of December 31, 2025 will be sufficient to fund any of its product candidates through regulatory approval, and it will need to raise substantial additional capital to complete the development and commercialization of its product candidates, if approved. Rallybio may satisfy its future cash needs through the sale of equity securities, debt financings, corporate collaborations or license agreements, working capital lines of credit, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.
Collaboration Arrangements
—The Company considers the nature and contractual terms of an arrangement to assess whether an arrangement involves a joint operating activity that expose two or more parties to significant risks and rewards dependent on the commercial success of the activity. If the Company is an active participant and is exposed to significant risks and rewards dependent on the commercial success of the activity, the Company accounts for such arrangement as a collaborative arrangement under ASC 808,
Collaborative Arrangements
(“ASC 808”). ASC 808 describes arrangements within its scope and considerations surrounding presentation and disclosure, with recognition matters subjected to other authoritative guidance, in certain cases by analogy.
For arrangements determined to be within the scope of ASC 808 for certain research and development activities where a collaborative partner is not a customer following the guidance of ASC 606,
Revenue Recognition
(“ASC 606”), the Company accounts for payments due to a collaboration partner as research and development expense and for payments owed to us from our collaboration partner for the reimbursement of research and development costs as a contra-expense in the period such expenses are incurred. The Company classifies payments owed or receivables recorded as other current liabilities and other current assets, respectively, in the Company’s consolidated balance sheets. See Note 3, “Collaboration and License Agreements” for additional details.
Asset Acquisitions
—The Company evaluates acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test to determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If this screen criteria is met, the transaction is accounted for as an asset acquisition. If not, further determination is required as to whether or not the Company has acquired inputs and processes that have the ability to create outputs, which would meet the definition of a business.

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RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

The Company measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the assets, which includes transaction costs. In an asset acquisition, the cost allocated to acquire in-process
research and development (“IPR&D”) with no alternative future use is charged to research and development expense at the acquisition date. See Note 3, “Collaboration and License Agreements” for additional details.
Variable Interest Entity
—The Company evaluates its ownership, contractual, and other interests in entities to determine if it has any variable interest in a variable interest entity (“VIE”). These evaluations are complex, involve judgment, and the use of estimates and assumptions based on available historical information, among other factors. If the Company determines that an entity in which it holds a contractual, or ownership, interest is a VIE and that the Company is the primary beneficiary, the Company consolidates such entity in its consolidated financial statements. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Management performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company’s involvement with a VIE will cause the consolidation conclusion to change. Changes in consolidation status are applied prospectively. The Company evaluated its investment in RE Ventures I, LLC, a limited liability company
(“REV-I”),
defined in Note 9, and concluded that it represented a VIE and the Company was not deemed the primary beneficiary. If the Company is not deemed to be the primary beneficiary in a VIE, the Company accounts for the investment or other variable interests in a VIE in accordance with the applicable GAAP. See Note 9, “Investment in Joint Venture” for additional details.
Equity Method Investments
—The Company accounts for investments for which it does not have a controlling interest in accordance with ASC 323,
Investments—Equity Method and Joint Ventures
(“ASC 323”). The Company recognizes its
pro-rata
share of income and losses in “loss on investment in joint venture” on the consolidated statements of operations and comprehensive loss, with a corresponding change to the investment in joint venture asset on the consolidated balance sheets.
Financial Instruments
—The Company’s principal financial instruments are comprised of cash, cash equivalents, available for sale marketable securities, accounts payable and accrued liabilities. The carrying value of all financial instruments approximates fair value.
Concentrations of Credit Risk
—Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents and marketable securities. The Company invests its excess cash in money market funds and marketable securities in government insured financial institutions that are subject to minimal credit and market risk. Management believes that the Company is not exposed to significant credit risk as the Company’s deposits are held at financial institutions that management believes to be of high credit quality, and the Company has not experienced any losses on these deposits.
Cash and Cash Equivalents
—The Company classifies amounts on deposit in banks and cash invested temporarily in various instruments, primarily money market funds, with original maturities of three months or less at the time of purchase as cash and cash equivalents. The carrying amounts reported on the consolidated balance sheets represent the fair values of cash and cash equivalents.
Marketable Securities
—We invest our excess cash balances in highly rated United States (“U.S.”) government-backed debt securities and treasuries. We classify our marketable securities as available-for-sale
and accordingly, record such securities at fair value. Debt securities with original maturities of greater than 90 days are classified as available-for-sale
marketable securities and debt securities with original maturities of less than 90 days from the date of purchase are classified as cash equivalents.
Unrealized gains and losses on our marketable debt securities that are deemed temporary are included in accumulated other comprehensive gain (loss) as a separate component of stockholders’ equity. If any adjustment to

F-1
0

RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

fair value reflects a significant decline in the value of the security, we evaluate the extent to which the decline is determined to be other-than-temporary and would mark the security to market through a charge to our consolidated statements of operations and comprehensive loss. Credit losses are identified when we do not expect to receive cash flows sufficient to recover the amortized cost basis of a security. In the event of a credit loss, only the amount associated with the credit loss is recognized in operating results, with the amount of loss relating to other factors recorded in accumulated other comprehensive gain (loss).
Property and Equipment
—Property and equipment are recorded at cost and consist of computer and other equipment, capitalized software, furniture and fixtures and leasehold improvements. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, or for leasehold improvements, over the remaining term of the lease, if shorter. The estimated useful life for each major asset classification are as follows:

Asset Classification	Estimated Useful Life
Computer and other equipment	3 years
Capitalized software	3 years
Furniture and fixtures	6 years
Leasehold improvements	lesser of lease life or useful life
Maintenance and repairs which do not extend the lives of the assets are charged directly to expense as incurred. Upon retirement or disposal, cost and related accumulated depreciation are removed from the related accounts, and any resulting gain or loss is recognized as a component of income or loss in the consolidated statements of operations and comprehensive loss.
Impairment of Long-Lived Assets
—When indications of potential impairments are present, the Company evaluates the carrying value of long-lived assets. The Company adjusts the carrying value of the long-lived assets if the sum of undiscounted expected future cash flows is less than the carrying value. No such impairments were recorded during the years ended December 31, 2025 or 2024.
Leases
—At the inception of an arrangement, we determine if an arrangement is, or contains, a lease based on the facts and circumstances present in that arrangement. Lease classification, recognition, and measurement are then determined at the lease commencement date. For arrangements that contain a lease we (i) identify lease and non-lease
components, (ii) determine the consideration in the contract, (iii) determine whether the lease is an operating or financing lease; and iv) recognize lease right-of-use
(“ROU”) assets and liabilities. Lease liabilities and their corresponding ROU assets are recorded based on the present value of fixed, or in substance fixed, lease payments over the expected lease term. When the interest rate implicit in lease contracts is not readily determinable we use our incremental borrowing rate based on the information available at the lease commencement date, which represents an internally developed rate that would be incurred to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in a similar economic environment.
We have elected to combine lease components with
non-lease
components on our office real estate asset class. Fixed, or in substance fixed, lease payments on operating leases are recognized over the expected term of the lease on a straight-line basis. Variable lease expenses that are not considered fixed, or in substance fixed, are recognized as incurred. Fixed and variable lease expense on operating leases is recognized within operating expenses within our consolidated statements of operations and comprehensive loss. Some leases include options to extend or terminate the lease and the Company includes these options in the recognition of the Company’s ROU assets and lease liabilities when it is reasonably certain that the Company will exercise such options. We have elected the short-term lease exemption and, therefore, do not recognize a ROU asset or corresponding liability for lease arrangements with an original term of 12 months or less.
Income Taxes
—The Company uses the asset and liability method of accounting for income taxes, as set forth in ASC 740,
Accounting for Income Taxes
(“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequence of temporary differences between the carrying amounts and the

F-1
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RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

tax basis of assets and liabilities and net operating loss carry forwards, all calculated using presently enacted tax rates for the years and jurisdictions in which the temporary differences are expected to be recovered. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes.
The Company evaluates whether deferred tax assets are more likely than not of being realized in determining whether a valuation allowance is necessary. In making such a determination, the Company considers all available positive and negative evidence, including the future reversals of existing taxable temporary differences, projected future taxable income exclusive of reversing temporary differences and carryforwards, tax-planning
strategies, taxable income in prior carryback years if permitted under tax law, and the results from prior years. If the Company determines it is more likely than not, that all or a portion of a deferred tax asset will not be realized a valuation allowance is recorded with a charge to income tax expense. Alternatively, if the Company determines that all or a portion of a deferred tax asset previously not meeting the more likely than not threshold will be realized, the Company reduces its valuation allowance and recognizes a benefit in income tax expense. As of December 31, 2025 and 2024, the Company determined that it is more likely than not that deferred taxes will not be realized and as a result recorded a full valuation allowance against its deferred tax assets.
The Company files a consolidated U.S. federal income tax return and has elected to include all subsidiaries owned more than 80%.
The Company recognizes and measure uncertain tax benefits in accordance with ASC 740 based on a two-step
process in which (1) the Company determines whether it is more likely than not that the tax position will be sustained based on the technical merits of the position, and (2) for those tax positions that meet the more-likely-than-not
recognition threshold, the Company recognizes the largest amount of tax benefit that is more than fifty percent likely to be realized upon ultimate settlement with the related tax authority. The Company’s policy is to recognize interest and penalties related to uncertain tax positions, if any, in income tax expense.
Research and Development Expenses
—Research and development expenses are comprised of costs incurred in performing research and development activities including personnel salaries, benefits, and share-based compensation; external research and development expenses incurred under arrangements with third parties, such as contract research organization agreements, investigational sites, and consultants; the cost of developing and manufacturing clinical study materials, program regulatory costs, expenses associated with obligations under asset acquisitions, license agreements and other direct and indirect costs. Costs incurred in connection with research and development activities are expensed as incurred. Costs are considered incurred based on an evaluation of the progress to completion of each contract using information and data provided by the respective vendors, including the Company’s clinical sites. Depending upon the timing of invoicing by the service providers, the Company recognizes prepaid expenses or accrued expenses related to these costs. These prepaid expenses or accrued expenses are based on management’s estimates of the work performed under service agreements, milestones achieved, and experience with similar contracts. The Company monitors each of these factors and adjusts estimates accordingly.
Stock Warrants
—The Company accounts for stock warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance included in ASC 480,
Distinguishing Liabilities from Equity
(“ASC 480”) and ASC 815,
Derivatives and Hedging
(“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether the warrants meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. Warrants that meet all of the criteria for equity classification are required to be recorded as a component of additional paid-in
capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance and remeasured each balance sheet date thereafter.

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RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

Share-Based Compensation
—The Company accounts for share-based compensation in accordance with ASC 718,
Compensation—Stock Compensation
(“ASC 718”). Generally, share-based compensation is measured at the grant date for all equity-based awards made to employees based on the fair value of the awards and is recognized over the requisite service period, which is generally the vesting period. Share-based compensation for awards with performance conditions are recognized over the service period when achievement of the performance condition is probable. The Company has elected to recognize the actual forfeitures by reducing the share-based compensation in the same period as the forfeitures occur. The Company classifies share-based compensation in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified.
The Company estimates the fair value of options granted using the Black-Scholes option pricing model (“Black-Scholes”) for stock option grants. The fair value of the Company’s common stock is used to determine the fair value of restricted stock awards. Black-Scholes requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the award, the risk-free interest rate and expected dividends. Due to the lack of a public market for the Company’s common stock and lack of company-specific historical and implied volatility data, the Company has based its computation of expected volatility on the historical volatility of a representative group of public companies with similar characteristics to the Company and in 2024, the Company began to include its historical volatility rate in the computation. The historical volatility is calculated based on a period of time corresponding with expected term assumption. The Company uses the simplified method to calculate the expected term for options granted where the expected term equals the arithmetic average of the vesting term and the original contractual term of the options due to its lack of sufficient historical data. The risk-free interest rate is based on U.S. Treasury securities with a maturity date corresponding with the expected term of the associated award. The expected dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock.
Fair Value Measurements
—ASC Topic 820,
Fair Value Measurement
(“ASC 820”), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the assets or liabilities and are developed based on the best information available in the circumstances. ASC 820 identifies fair value as the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tiered value hierarchy that distinguishes between the following:
Level 1—Quoted market prices in active markets for identical assets or liabilities.
Level 2—Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted market prices, interest rates and yield curves.
Level 3—Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair values requires more judgement. Accordingly, the degree of judgement exercised by the Company in determining fair value is greatest for instruments categorized as Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessment of fair value.

F-1
3

RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

Future Milestone and Royalty Assets
As part of the JV Sale, the Company received consideration including an estimated $3.0 million in future contingent milestones and royalty payments, which are recognized as a contingent consideration asset within prepaid expenses and other current assets on the consolidated balance sheets. The fair value of this contingent consideration was determined using a model that incorporates significant unobservable inputs based on Company estimates, external data, and management’s judgment and forecasts. Key assumptions in the model include the discount rate, the timing of expected cash flows, the probability of achieving the milestone and royalty payments, and projected future net revenues.
The Company periodically reviews the carrying value of the Contingent Consideration when impairment indicators arise and records an impairment loss if the carrying amount materially exceeds the reassessed fair value. Increases in the carrying value are recognized only when contingent gains are realized. Since the contingent payments are tied to Phase 1 clinical study milestones and future royalty payments, the Company believes the likelihood of timely payment by Recursion is remote. See Note 9, “Investment in Joint Venture” for additional details.
Segment Information
—Operating segments are defined as components of an enterprise for which discrete financial information is regularly reviewed by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing operating performance. The Company manages its operations as a single segment for the purposes of allocating resources, assessing performance, and making operating decisions. All tangible assets of the Company are held in the U.S. See Note 12, “Segments” for additional details.
Basic and Diluted Net Loss Per Share
—The Company calculates basic net loss per share by dividing the net loss by the weighted-average number of common shares outstanding during the period, without consideration of potential dilutive securities. Basic shares outstanding includes the weighted-average effect of the Company’s pre-funded
warrants to purchase shares of our common stock requiring little consideration upon exercise. Unvested restricted common shares as of December 31, 2025 and 2024 are not considered participating securities and as such are excluded from the weighted-average number of shares used for calculating basic and diluted net loss per share. Diluted net loss per share is computed by dividing the net loss by the sum of the weighted-average number of common shares outstanding during the period plus the dilutive effects of potentially dilutive securities outstanding during the period. Potentially dilutive securities include restricted common shares and stock options. The Company has generated a net loss for all periods presented, therefore diluted net loss per share is the same as basic net loss per share since the inclusion of potentially dilutive securities would be anti-dilutive.
Revenue Recognition
—The Company recognizes revenue in accordance with the provisions of ASC Topic 606,
Revenue from Contracts with Customers
(“ASC 606”). The Company recognizes revenue when the Company’s customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods and services. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when or as the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.
The Company evaluates the promised goods or services in these agreements to determine which ones represent distinct performance obligations. These agreements may include the following types of promised goods or services: (i) grants of licenses and related transfer of know-how,
(ii) performance of research and development services, and (iii) participation on joint research and/or development committees. They also may include options to obtain further research and development services and licenses to the Company’s intellectual property. The payment terms of these agreements may include nonrefundable upfront fees, payments based upon the achievement of certain milestones, and additional payments based on product sales derived from the collaboration.

F-1
4

RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

The Company exercises judgment in assessing those promised goods and services that are distinct and thus representative of performance obligations. To the extent the Company identifies multiple performance obligations in a contract or group of contracts signed together, the Company must develop assumptions that require judgment to determine the estimated standalone selling price for each performance obligation in order to allocate the transaction price among the identified performance obligations. The transaction is allocated on a relative standalone selling price basis.
Prior to recognizing revenue, the Company makes estimates of the transaction price, including variable consideration that is subject to a constraint. Amounts of variable consideration are included in the transaction price to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainty associated with the variable consideration is subsequently resolved. These estimates are reassessed at each reporting period as required.
The Company then recognizes revenue in the amount of the transaction price that is allocated to the respective performance obligations when or as the performance obligations are satisfied. For performance obligations satisfied over time, the Company estimates the efforts needed to complete the performance obligations and recognizes revenue over the satisfaction of the performance obligations.
Restructuring
—The Company accounts for restructuring charges in accordance with ASC Subtopic
420-10,
Exit or Disposal Cost Obligations
. The charges related to the workforce reductions are cash-based expenditures related primarily to severance and benefit payments, with such amounts reflected in the Company’s consolidated statements of operations and other comprehensive loss. See Note 13, “Restructuring” for additional details.
Recently Adopted Accounting Pronouncements
—In December 2023, the FASB issued, ASU
2023-09,
Income Taxes (Topic 740):
Improvements to Income Tax Disclosures
(“ASU
2023-09”)
which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The ASU is effective for public business entities for fiscal years beginning on or after December 15, 2024 with early adoption permitted. The amendments in ASU
2023-09
were early adopted by the Company on a prospective basis. There was no material impact to the Company’s financial statements as a result of adopting ASU
2023-09.
See Note 8, “Income Taxes” for additional detail.
In May 2025, the FASB issued ASU
2025-03,
Business Combinations (Topic 805) and Consolidation (Topic 810):
Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity
(“ASU
2025-03”),
which revises current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a variable interest entity that meets the definition of a business. The amendments require that an entity consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. The Company early adopted this ASU on a prospective basis as of October 1, 2025. There was no material impact to the Company’s financial statements as a result of adopting ASU
2025-03.
Recently Issued Accounting Pronouncements
—In November 2024, the FASB issued ASU
2024-03,
Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic
220-40):
Disaggregation of Income Statement Expenses (
“ASU
2024-03”).
This ASU requires public entities to disclose additional transparency on certain costs and expenses. ASU
2024-03
is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company has chosen not to early adopt this standard and is currently evaluating the potential impact of adopting this standard on its consolidated financial statements.
3. COLLABORATION AND LICENSE AGREEMENTS
Johnson & Johnson Collaboration
In April 2024, the Company entered into a
two-year
collaboration agreement (the “J&J Collaboration Agreement”) with Johnson & Johnson, through its wholly owned subsidiary, Momenta Pharmaceuticals, Inc. (“J&J”) to facilitate the advancement of research into products to address unmet needs relating to FNAIT.

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RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

In April 2025, the Company announced that RLYB212 Phase 2 PK results did not achieve target concentrations, including the minimum target concentration required for efficacy, and that the Company would discontinue its RLYB212 program for the prevention of FNAIT. The Company will continue to follow any previously screened Phase 2 participant who was also eligible to enroll in the multinational FNAIT natural history study, in accordance with the study’s protocol.
Pursuant to the J&J Collaboration Agreement, the Company received an upfront payment of $0.5 million from J&J for the information dissemination and data provision services under the agreement. The J&J Collaboration Agreement provides that the Company is eligible for payments upon the achievement of certain screening-related events, however, the Company has discontinued screening and enrollment in both the FNAIT natural history study and the RLYB212 Phase 2 clinical trial.
The Company evaluated the agreement and determined it was within the scope of ASC 606. The Company determined there were performance obligations as follows:
(1) Data collection & submission revenue – derived from Rallybio’s ongoing management of the studies including the maintenance of a minimum site footprint, the license to utilize, and timely, semi-annual submission of the anonymized data, in the required formats.
(2) Dissemination of J&J materials & participant revenue – derived from Rallybio’s dissemination of content, information or materials related to the
J&J-Sponsored
Studies that are developed by J&J and are provided by Rallybio for the purpose of disseminating such content, information, or materials to staff at Rallybio study sites to provide to potential eligible participants regarding J&J’s independent study.
In April 2024, the Company also entered into a securities purchase agreement (the “JJDC Securities Purchase Agreement”) with Johnson & Johnson Innovation – JJDC, Inc. (“JJDC”). Under the terms of the JJDC Securities Purchase Agreement, JJDC made an equity investment purchasing 454,545 shares of common stock with a par value of $0.0001 per share for a share purchase price of $14.56 per share which includes a 10% premium for an aggregate purchase price of $6.6 million. The JJDC Securities Purchase Agreement contains provisions related to the registration of the shares and the restriction on the sale or transfer of the shares for a period of time. The Company determined the J&J Collaboration Agreement and the JJDC Securities Purchase Agreement represented combined agreements. In accordance with ASC 606 and ASC 820, total consideration of $1.2 million for the shares of common stock from the JJDC Securities Purchase Agreement, which represents the premium of $0.7 million and discount for lack of marketability of $0.5 million, has been allocated to revenue and will be recognized over the two year
expected performance period.
The Company valued the common stock issued to JJDC, in connection with the JJDC Securities Purchase Agreement at fair value. The resulting fair value of $5.4 million was determined by applying the discount due to lack of marketability during the registration and lock-up
period to the public trading price of the common stock, which is a Level 1 input, on the date of sale. The Company determined the value of the lack of marketability during the registration and lock-up
period by utilizing put option models, which are considered Level 3 inputs. Such option models included the Company’s historical volatility of 113.2% and the risk-free rate of 5.28% based on U.S. Treasury bond rates, as key inputs.
The Company recognized $0.8 million and $0.6 million, respectively, in revenue during the years ended December 31, 2025 and 2024, related to data collection and data submission with the identified performance obligations, and the premium and discount allocated to revenue from the sale of the common stock to JJDC. The remaining revenue is included in deferred revenue on the Company’s consolidated balance sheets as of December 31, 2025, and will be recognized as the performance obligations are satisfied.
The Company determined that the J&J Collaboration Agreement is not in the scope of ASC 808,
Collaborative Arrangements
.

F-1
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RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

Asset Acquisition
In May 2022, we obtained worldwide exclusive rights to RLYB331, with Kymab Limited (“Sanofi”) a preclinical antibody. In 2024, we re-engineered
RLYB331 to extend its half-life and renamed the program RLYB332. We believe RLYB332 has the potential to address a significant unmet need for patients with severe anemias with ineffective erythropoiesis and iron overload, including beta thalassemia and a subset of lower risk myelodysplastic syndromes (“MDS”). Under the terms of the license agreement, we made an upfront payment to Sanofi of $3.0 million in the second quarter of 2022 for the exclusive license to KY1066. We could also be required to pay up to an aggregate of $43.0 million in development and regulatory milestones and up to an aggregate of $150.0 million in commercial milestones for a product in its first indication, plus tiered low-to-mid
double digit percentages of such milestone amounts for up to three additional indications, and mid to high single digit royalties on net sales.
The license was accounted for as an asset acquisition
as
substantially all of the fair value of the asset acquired was concentrated in a single asset and thus the acquisition was deemed not to be a business combination. The acquired license rights represent an IPR&D asset that was determined to have no alternative future use. Accordingly, the Company recorded an IPR&D charge of $3.1 million to research and development expense, including transaction costs associated with this asset acquisition of $0.1 million, in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2022. The Company did not record an IPR&D charge for the years ending December 31, 2025 and 2024 and did not achieve any milestones related to the terms of the license agreement.
AbCellera Collaboration
In December 2022, the Company entered into a multi-year, multi-target collaboration with AbCellera Biologics Inc. (“AbCellera”) to discover, develop, and commercialize novel antibody-based therapeutics for rare diseases. Under the terms of the agreement, AbCellera and Rallybio will co-develop
and share the development costs of up to five rare disease therapeutic targets, which will be chosen together by both companies. At the point one party in the collaboration opts-out
of future
co-development
cost sharing, that party will be entitled to a share of future profit sharing from commercialization of the collaboration target, dependent on the proportion of their co-development
contributions compared to the total development costs of a target as defined within the agreement. The agreement also has defined profit sharing floors that correspond to the stage of development at the time a collaboration party opts-out
of
co-developing
a target.
The Company concluded that the agreement with AbCellera will be accounted under the scope of ASC 808 as both parties will actively participate in joint operating activities and are exposed to significant risks and rewards that depend on the commercial success of those activities. Under ASC 808, certain transactions between collaborative arrangement participants should follow the accounting for revenue under ASC 606 when the collaborative arrangement participant is a customer.
The Company determined that
co-development
arrangement as defined in our agreement with AbCellera does not meet the definition of a customer as defined by ASC 606. As a result, these activities will be accounted for as research and development costs. Payments due because of the co-development
will be recorded as research and development expense in the period such expenses are incurred and for payments owed to us from our collaboration partner for the reimbursement of research and development costs will be recorded as a contra-research and development expense in the period such expenses are incurred. Costs related to the AbCellera collaboration were $0.4 million for the year ended December 31, 2024. There were no costs related to the AbCellera collaboration for the year ended December 31, 2025.

F-1
7

RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

4. MARKETABLE SECURITIES
The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value of our marketable securities by type of security as of December 31, 2025 and 2024 was as follows:

		DECEMBER 31, 2025
(in thousands)	Fair Value Hierarchy Level	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Cash and cash equivalents	Level 1	$6,695	$—	$—	$6,695
U.S. treasury securities	Level 1	19,212	17	—	19,229
U.S. government agency securities	Level 2	4,630	1	—	4,631

		$30,537	$18	$—	$30,555

		DECEMBER 31, 2024
(in thousands)	Fair Value Hierarchy Level	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Money market funds	Level 1	$8,705	$—	$—	$8,705
U.S. treasury securities	Level 1	34,316	54	(15)	34,355
U.S. government agency securities	Level 2	17,224	32	(3)	17,253

		$60,245	$86	$(18)	$60,313

The fair values of marketable securities by classification on the consolidated balance sheets as of December 31, 2025 and 2024 was as follows:

(in thousands)	DECEMBER 31, 2025	DECEMBER 31, 2024
Cash and cash equivalents	$7,193	$8,705
Marketable securities	23,362	51,608

	$30,555	$60,313

The fair values of
available-for-sale
debt securities as of December 31, 2025 and 2024, by contractual maturity, are summarized as follows:

(in thousands)	DECEMBER 31, 2025	DECEMBER 31, 2024
Due in one year or less	$30,555	$51,357
Due after one year through two years	—	8,956

	$30,555	$60,313

The aggregate fair value of
available-for-sale
debt securities in an unrealized loss position as of December 31, 2025 and 2024 was $0.7 million and $10.4 million, respectively. As of December 31, 2025 and 2024, we did not have any investments in a continuous unrealized loss position for more than twelve months. As of December 31, 2025, the Company believes that the cost basis of our available-for-sale
debt securities is recoverable. No allowance for credit losses was recorded as of December 31, 2025 and 2024.

8

RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

5. LEASES
The Company has an operating lease for approximately
four thousand
five hundred square feet of corporate office space. The weighted-average remaining lease term as of December 31, 2025 was
1 year, 9 months
. The weighted-average discount rate utilized on our operating lease liabilities as of December 31, 2025 was 9.00%.
Operating leases are included in operating lease ROU assets, operating lease liabilities, and operating lease liabilities, noncurrent in our consolidated balance sheets as of December 31, 2025 and 2024.
The following table summarizes the presentation of the Company’s operating lease as presented on the consolidated balance sheets:

(in thousands)	DECEMBER 31, 2025	DECEMBER 31, 2024
Assets:
Operating lease right-of-use assets	$175	$152

Liabilities:
Operating lease liabilities	$94	$154
Operating lease liabilities, noncurrent	82	—

Total operating lease liabilities	$176	$154

Future minimum lease payments from December 31, 2025 until the expiration of the operating lease are as follows:

(in thousands)
2026	$106
2027	84
Thereafter	—

Total lease payments	190
Less: imputed discount rate	(14)

Carrying value of operating lease liabilities	$176

The Company incurred $0.2 million in operating lease rent expense for both years ended December 31, 2025 and 2024. Lease payments made were $0.2 million and $0.3 million for the years ended December 31, 2025 and 2024, respectively, with such amounts reflected on the consolidated statements of cash flows in operating activities.
6. BALANCE SHEET COMPONENTS
Property and Equipment—
Property and equipment consisted of the following as of December 31, 2025 and 2024:

(in thousands)	DECEMBER 31, 2025	DECEMBER 31, 2024
Computer and other equipment	$191	$191
Capitalized software	89	89
Furniture and fixtures	76	151
Leasehold improvements	147	338

Total property and equipment	503	769
Less: accumulated depreciation	(480)	(654)

Total property and equipment—net	$23	$115

Depreciation expense totaled $0.1 million for both years ended December 31, 2025 and 2024.

F-
19

RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

Prepaid Expenses and Other Assets—
Prepaid expenses and other assets consisted of the following as of December 31, 2025 and 2024:

(in thousands)	DECEMBER 31, 2025	DECEMBER 31, 2024
Research and development	$3,372	$697
Insurance	409	424
Other prepaids	219	214
Other current assets	2,517	995

	$6,517	$2,330

Accrued Expenses—
Accrued expenses consisted of the following as of December 31, 2025 and 2024:

(in thousands)	DECEMBER 31, 2025	DECEMBER 31, 2024
Research and development	$394	$1,197
Compensation and related expenses	2,334	3,095
Professional fees	1,039	510
Other	24	160

	$3,791	$4,962

7. STOCKHOLDERS’ EQUITY
Common Stock
In April 2024, the Company entered into the JJDC Securities Purchase Agreement, pursuant to which the Company sold to JJDC, in an unregistered offering, 454,545 shares of its common stock, at a price of $14.56 per share, which represents a 10% premium on the Company’s closing stock price on April 9, 2024, for aggregate gross proceeds of approximately $6.6 million, before deducting offering expenses.
The Company had 200,000,000 shares of common stock authorized as of December 31, 2025 and 2024, of which 5,283,321 and 5,188,743 shares were issued and outstanding as of December 31, 2025 and 2024, respectively.
Preferred Stock
The Company had 50,000,000 shares of preferred stock authorized as of December 31, 2025 and 2024, of which no shares were outstanding as of December 31, 2025 and 2024.
Pre-Funded
Warrants
In connection with the November 2022
follow-on
offering, the Company entered into an agreement with certain investors for pre-funded
warrants in lieu of common stock to purchase up to an aggregate of 416,673 shares of common stock at a price of $47.9992, which represents the per share public offering price at the November 2022 follow-on
offering for common stock less a $0.0008 per share exercise price for each pre-funded
warrant.
The Company may not effect the exercise of any
pre-funded
warrant, and a holder will not be entitled to exercise any portion of any pre-funded
warrant if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, which percentage may be increased or decreased at the holder’s election upon 61 days’ notice to the Company subject to the terms of such pre-funded
warrants, provided that such percentage may in no event exceed 19.99%.
The Company’s
pre-funded
warrant is a freestanding instrument that does not meet the definition of a liability pursuant to ASC 480 and does not meet the definition of a derivative pursuant to ASC 815. The pre-funded
warrant

0

RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

is indexed to the Company’s common stock and meets all other conditions for equity classification under ASC 480 and ASC 815. Accordingly, the pre-funded
warrant was classified as equity and accounted for as a component of additional paid-in
capital at the time of issuance. All of the
pre-funded
warrants related to our November 2022
follow-on
offering remain outstanding and unexercised as of December 31, 2025.
Share-based Compensation
Share-based compensation is comprised of the Company’s stock options, restricted stock awards, restricted stock units and shares issued pursuant to the employee stock purchase plan, and is classified in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2025 and 2024 and was as follows:

	FOR THE YEAR ENDED DECEMBER 31,
(in thousands)	2025	2024
Research and development	$2,250	$3,269
General and administrative	3,064	4,724

	$5,314	$7,993

2021 Equity Incentive Plan
In 2021, the board of directors adopted the Rallybio Corporation 2021 Equity Incentive Plan (the “2021 Plan”). The 2021 Plan initially reserved 680,043 shares of the Company’s common stock that have been issued in respect of outstanding equity awards granted prior to the registrant’s IPO and for future issuances of shares to employees, directors and consultants in the form of stock options, SARs, restricted and unrestricted stock and stock units, performance awards and other awards that are convertible into or otherwise based on the Company’s common stock. Dividend equivalents may also be provided in connection with awards under the 2021 Plan. The share pool will automatically increase on January 1st of each year until 2031 by the lesser, of (i) five percent of the number of shares of the Company’s common stock outstanding as of such date and (ii) the number of shares of the Company’s common stock determined by the board of directors on or prior to such date. On January 1, 2025 and January 1, 2024, the 2021 Plan share pool was automatically increased by 259,438 and 236,434 shares, respectively. As of December 31, 2025, the total number of shares of the Company’s common stock that were issuable under the 2021 Plan was 1,257,573 shares, of which 590,690 shares remained available for future issuance.
The following table summarizes stock option activity for the year ended December 31, 2025:

Stock Options	Number of Option Shares	Weighted- Average Exercise Price	Weighted- Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding stock options at December 31, 2024	529,342	$62.83	7.8	$—
Granted	224,179	$5.87
Forfeited	(51,758)	$32.54
Expired	(73,483)	$76.34
Exercised	—	$—

Outstanding at December 31, 2025	628,280	$43.42	7.6	$89

Exercisable stock options at December 31, 2025	399,047	$58.72	7.1	$—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the Company’s common stock. Stock options outstanding with an exercise price below the closing price as of December 31, 2025 had an intrinsic value of approximately $89 thousand based on a common stock fair value of $5.49 per share, which was the closing price of the Company’s common stock on

RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

December 31, 2025. Stock options outstanding and exercisable with an exercise price above the closing price as of December 31, 2025 are considered to have no
intrinsic value. Using the Black-Scholes option pricing model, the weighted-average grant date fair value of stock options granted during the years ended December 31, 2025 and 2024 was $4.92 per share and $11.78 per share, respectively. As of December 31, 2025, there was unrecognized share-based compensation expense related to nonvested stock options of $2.8 million, which the Company expects to recognize over a weighted-average period of approximately 1.9 years.
The fair value of the stock options granted during the years ended December 31, 2025 and 2024 was determined using the Black-Scholes option pricing model with the following assumptions:

FOR THE YEAR ENDED DECEMBER 31,
	2025	2024
Expected volatility	91.88% - 119.61%	89.41% - 94.48%
Expected term (years)	5.27 - 6.02	5.50 - 6.02
Risk free interest rate	4.03% - 4.39%	3.93% - 4.35%
Expected dividend yield	—	—
Exercise price	$2.38 - $7.60	$14.88 - $19.20
A summary of the status of the Company’s nonvested restricted common stock awards at December 31, 2025 and changes during the year ended December 31, 2025 was as follows:

Restricted Stock Awards	Shares	Weighted- Average Grant Date Fair Value Per Share
Nonvested restricted common stock awards at December 31, 2024	2,687	$31.76
Granted	—	$—
Vested	(2,687)	$31.76
Forfeited	—	$—

Nonvested restricted common stock awards at December 31, 2025	—	$—

As of December 31, 2025, there was no unrecognized share-based compensation expense related to nonvested restricted common stock awards.
A summary of the status of the Company’s nonvested restricted common stock units at December 31, 2025 and changes during the year ended December 31, 2025 was as follows:

Restricted Stock Units	Shares	Weighted- Average Grant Date Fair Value Per Share
Nonvested restricted common stock units at December 31, 2024	133,069	$18.89
Granted	59,500	$5.96
Forfeited	(66,646)	$12.34
Vested	(87,320)	$19.18

Nonvested restricted common stock units at December 31, 2025	38,603	$9.60

As of December 31, 2025, there was unrecognized share-based compensation expense related to nonvested restricted common stock units of $0.3 million, which the Company expects to recognize over a weighted-average period of approximately 2.4 years.
2021 Employee Stock Purchase Plan
In connection with the Company’s IPO, the board of directors adopted the Rallybio Corporation 2021 Employee Stock Purchase Plan (the “2021 ESPP”), which initially reserved 36,415 shares of the Company’s common stock for

RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

future issuances under this plan. The share pool will automatically increase on January 1st of each year from 2022 to 2031 by the lesser of (i) one percent of the number of shares of the Company’s common stock outstanding as of such date (ii) 72,831 shares of the Company’s common stock, and (iii) the number of shares of the Company’s common stock determined by the board of directors on or prior to such date. The 2021 ESPP share pool did not increase on January 1, 2025 or January 1, 2024. As of December 31, 2025, the total number of shares of the Company’s common stock available for future issuance under the 2021 ESPP was 94,281 shares. During the years ended December 31, 2025 and 2024, the Company issued 7,258 and 7,603 shares, respectively, of the Company’s common stock under the 2021 ESPP.
The 2021 ESPP allows eligible participants to purchase shares of the Company’s common stock through authorized payroll deductions. The purchase price of the shares will not be less than 85% of the lower of the fair market value the Company’s common stock on the first day of an offering or on the date of the purchase.
For the years ended December 31, 2025 and 2024, the total share-based compensation for the 2021 ESPP was $16 thousand and $0.1 million, respectively.
8. INCOME TAXES
The following table summarizes income (loss) before income taxes:

(in thousands)	2025
Domestic	$(8,978)
Foreign	—

Total	$(8,978)

The Company had no income tax expense (benefit) as of December 31, 2025 and 2024.
The Company’s effective tax rate for the period ended December 31, 2025 was 0.0%. For the period ended December 31, 2025, the primary drivers of the variance from the statutory rate were state taxes, research & development tax credits, stock based compensation, and valuation allowance.
The following is a reconciliation from the Company’s statutory rate to the effective tax rate reported in the financial statements:

	2025
(in thousands)	Amount	Rate
Statutory federal income tax rate	$(1,885)	21.0%
Tax credits (federal):
Orphan drug credit	(1,331)	14.8%
Other	(231)	2.6%
Valuation allowance	2,203	(24.5%)
Non-deductible or non-taxable items:
Share-based compensation	1,227	(13.7)%
Other adjustments	17	(0.2%)

Effective income tax rate	$—	0.0%

F-2
3

RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

The Company’s effective income tax rates are different from the federal statutory tax rates in 2024 predominantly due to the valuation allowance, tax credits, and state taxes. A reconciliation of the effect of applying the federal statutory rate to the net loss and effective income tax rate are as follows:

2024
U.S. federal statutory income tax rate	21.0%
State income taxes, net of federal income tax benefit	5.4%
Tax credits	10.7%
Other	(2.9)%
Valuation allowance	(34.2)%

Effective income tax rate	—%

The tax effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases that give rise to deferred tax assets and liabilities are as follows at December 31, 2025 and 2024:

(in thousands)	2025	2024
Net operating loss carryforwards	$50,322	$45,973
Amortization	1,775	1,341
Section 174 capitalization	19,947	22,479
Research and development tax credits	25,701	24,047
Share-based compensation	2,405	2,654
Other	301	1,476

Total deferred tax assets	100,451	97,970
Valuation allowance	(100,451)	(97,970)

Net deferred tax assets	$—	$—

As of December 31, 2025, the Company’s federal and state post-apportioned carryforwards are approximately $183.3 million and $181.6 million, respectively. Of the federal amount, $183.3 million will have an indefinite carryforward period. Of the state post-apportioned amount, $181.6 million have a limited carryforward period and will begin to expire in 2038.
As of December 31, 2025, the Company’s federal and state carryforwards are approximately $25.0 million and $0.9 million, respectively. All tax credits have a limited carryforward period and will begin to expire in 2038.
After weighing all available positive and negative evidence, the Company has recorded a valuation allowance of approximately $100.5 million and $98.0 million as of December 31, 2025 and 2024, respectively. The Company increased the valuation allowance by $2.5 million and $19.7 million for the years ended December 31, 2025 and 2024, respectively.
The Company is subject to income tax in multiple jurisdictions, including federal, states, and city jurisdictions. The Company has federal, state, and city income tax returns that are open to examination from 2022, 2023, and 2024 forward, respectively. In addition, the utilization of tax carryforwards, from periods prior to those previously mentioned may also be audited by the taxing authorities once utilized.
As a result, the Company continuously monitors its current and prior filing positions in order to determine if any unrecognized tax positions need to be recorded. The analysis involves considerable judgement and is based on the best information available. As of December 31, 2025 the Company has no unrecognized tax benefits.
The Company has
not
accrued any interest expense or penalties related to the unrecognized tax benefits for the period ended December 31, 2025.

F-2
4

RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

The Company has made no income tax payments and received no income tax refunds during the periods ended December 31, 2025 and 2024. All payments made to taxing authorities were for non-income
based tax liabilities and are outside the scope of ASC 740.
The One Big Beautiful Bill Act (the “OBBBA”) was enacted on July 4, 2025. The Company has evaluated whether the OBBBA has a material impact on its 2025 financial statements. The only provision of the OBBBA that impacts the Company’s income tax accounting under Accounting Standards Codification 740 is the new Internal Revenue Code of 1986, as amended, Section 174A (“Section 174A”), which permanently allows taxpayers to fully expense domestic research or experimental (“R&E”) expenditures paid or incurred in taxable years beginning after December 31, 2024. The requirement to capitalize foreign expenses under Internal Revenue Code Section 174 over 15 years has not changed. On August 28, 2025, the Internal Revenue Service released procedural guidance (Rev. Proc.
20;/.25-28)
for implementing Section 174A and related elections for domestic R&E. Transition rules provide taxpayers with options to account for any remaining unamortized domestic R&E expenditures paid or incurred in taxable years beginning after December 31, 2021, and before January 1, 2025. Taxpayers may continue to amortize such unamortized amounts over the remaining five-year period; alternatively, they may elect to deduct any remaining unamortized domestic R&E expenditures either entirely in the first tax year beginning after December 31, 2024, or ratably over two taxable years (e.g., 2025 or ratably in 2025 and 2026). The company has decided it will elect to continue to amortize previously capitalized and unamortized domestic R&E expenditures over the remaining five-year period. As of December 31, 2024, the company had approximately $41.4 million of remaining unamortized domestic research and development expenditures, representing approximately $11.4 million of its gross deferred tax assets. As of December 31, 2025, the company had approximately $25.5 million of remaining unamortized domestic research and development expenditures, representing approximately $7.0 million of its gross deferred tax assets.
Utilization of the U.S. federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to an annual limitation under Section 382 and Section 383 of the Code, and corresponding provisions of state law, due to ownership changes that may have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income and tax liabilities. In general, an ownership change, as defined by Section 382 of the Code, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 5% over a three-year period.
The Company completed a Section 382 study and concluded that it underwent an ownership change as defined by the Code during the year ended December 31, 2021. The Company does not currently believe that the annual limitation will result in the expiration of any net operating losses or research and development tax credit carryforwards before utilization. Additional ownership changes which may have occurred after December 31, 2021 and any future ownership changes may limit our ability to utilize remaining tax attributes. Any carryforwards that will expire prior to utilization as a result of such additional limitations will be removed from deferred tax assets, with a corresponding reduction of the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact the Company’s effective tax rate.
ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely that not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company has no material uncertain tax positions that qualify for either recognition or disclosure in consolidated financial statements.
9. INVESTMENT IN JOINT VENTURE
In July 2025, the Company entered into the ENPP1 Purchase Agreement to sell its interest in REV102, an ENPP1 inhibitor in preclinical development for the treatment of patients with HPP, to Buyer (a subsidiary of its joint venture partner Recursion). In connection with the JV Sale, the Company received compensation in the form of Recursion

F-2
5

RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

common stock (which is a
non-cash
investing activity). The Company subsequently sold the Recursion common stock for cash proceeds of $20.0 million in the third quarter of 2025 which included $7.5 million from an upfront payment and $12.5 million from a milestone payment related to the initiation of additional preclinical studies. The Company is eligible to receive a $5.0 million milestone cash payment in connection with the initiation of dosing in a Phase 1 clinical study, as defined in the ENPP1 Purchase Agreement and low single-digit royalties on all future net sales by Recursion of products comprising or incorporating certain compounds developed by
REV-I.
The Company may also be eligible to receive certain payments in the event of Recursion’s sale of the REV102 program.
The Company evaluated the JV Sale under ASC 860,
Transfers and Servicing of Financial Assets
(“ASC 860”). Based on the Company’s evaluation of the JV Sale under ASC 860, the Company recognized a gain from the sale of its equity interests in REV102 of $22.4 million, based on the excess of the total net consideration allocated to the sale of the Company’s equity interests (based on relative fair value) of $23.0 million over the carrying value of the equity interests sold of $0.6 million. The total net consideration of $23.0 million included cash received of $20.0 million, plus an estimated $3.0 million representing the fair value of the future milestone payments and future royalties (which is a non-cash
investing activity).
The contingent consideration was initially measured at fair value using a probability based present value model of the risk-adjusted estimated cash flows, with a discount rate of 15.4%. This valuation model relied on significant unobservable inputs (level 3 inputs) based on management’s estimates, which were informed by external data, judgment, and forecasts. Key assumptions included the probability of achieving the milestone and royalties, timing of cash flows, discount rate, and forecasted net revenues. The fair value of the contingent consideration is a non-recurring
fair value measurement and is recorded as other assets and other assets, non-current
on the Company’s consolidated balance sheets and as gain on sale of joint venture and other income within the Company’s consolidated statements of operations and comprehensive loss.
Prior to the JV Sale, the Company, through one of its wholly owned subsidiaries, had

a
50
% interest of the joint venture entity,
REV-I.
For the years ended December 31, 2025 and 2024 the Company funded $
1.5
 million and $
2.0
 million, respectively, associated with the Company’s commitment and its share of
REV-I
development costs. The Company did
no
t
provide any additional financial support outside of capital contributions to
REV-I
during the years ended December 31, 2025 and 2024. However, in connection with the joint venture, the Company provided certain scientific and finance and accounting related support which was reimbursed by
REV-I
to the Company and included in other income on the consolidated statements of operations and comprehensive loss. For the years ended December 31, 2025 and 2024, the Company recorded $
0.3
 million and $
0.7
 million, respectively, related to such support. Prior to the JV Sale, the Company held a
50
% interest in the joint venture and based on management’s analysis, the Company was not the primary beneficiary of
REV-I
and accordingly, the entity was not consolidated in the Company’s consolidated financial statements.
For the years ended December 31, 2025 and 2024, the Company recorded its allocable share of
REV-I’s
losses, which totaled $0.9 million and $2.2 million, respectively, as a loss on investment in joint venture in the consolidated statements of operations and comprehensive loss. After recognition of its share of losses for the period, the carrying value and maximum exposure to risk of the
REV-I
investment there was no carrying value remaining on the
REV-I
investment as of December 31, 2025 or 2024.
10. COMMITMENTS AND CONTINGENCIES
Purchase Commitments
—The Company enters contracts in the normal course of business with contract research organizations (“CROs”) and other third-party vendors for clinical trials and testing and manufacturing services. These contracts generally do not contain minimum purchase commitments and are cancellable by us upon written notice. Payments that may be due upon cancellation consist of payments for services provided or expenses incurred prior to cancellation. As of December 31, 2025 and 2024 there were no amounts accrued related to termination charges.

F-2
6

RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

11. NET LOSS PER COMMON SHARE
Basic and diluted loss per common share were calculated as follows:

	FOR THE YEAR ENDED DECEMBER 31,
(in thousands except share and per share amounts)	2025	2024
Net loss	$(8,978)	$(57,775)
Weighted-average number of common shares outstanding, basic and diluted	5,629,370	5,443,332

Net loss per common share, basic and diluted	$(1.59)	$(10.61)

Basic net loss per share of common stock is based on the weighted-average number of shares of common stock outstanding during the period.
Pre-funded
warrants to purchase 416,673 shares of common stock that were issued in connection with the November 2022 follow-on
offering were included in the weighted-average number of common shares outstanding for the years ended December 31, 2025 and 2024, respectively. The weighted-average number of common shares outstanding diluted for the years ended December 31, 2025 and 2024 both exclude approximately $0.7 million stock options and nonvested restricted stock awards and units, which were not dilutive.
12. SEGMENTS
The Company defines its segments on the basis of the way in which internally reported financial information is regularly reviewed by the CODM to analyze financial performance, make decisions, and allocate resources. The Company’s CODM consists of its Chief Executive Officer, Chief Financial Officer and Chief Medical Officer. The Company manages its operations as a single operating and reportable segment and the measure of segment profit or loss is net loss. The CODM uses net loss in the budget and forecasting process and considers budget-to-actual
variances on a quarterly basis when making decisions about the allocation of operating and capital resources.
The following table summarizes the information about reported segment revenues and significant segment expenses presented on the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2025 and 2024:

	FOR THE YEAR ENDED DECEMBER 31,
(in thousands)	2025	2024
Revenue	$858	$636
Less:
Research and development:
RLYB212	6,291	21,287
RLYB116	3,786	4,841
Other program candidates	(29)	1,901
Personnel (including share-based compensation)	8,798	12,488
Other	751	990
General and administrative, excluding personnel	6,078	6,654
General and administrative, personnel (including share-based compensation)	8,247	12,971
Other segment items*	(24,086)	(2,721)

Segment net loss	$(8,978)	$(57,775)

*	Other segment items includes total other income, net and gain and loss on investment in joint venture.

F-2
7

RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

13. RESTRUCTURING
On May 2, 2025, the Company approved a workforce reduction to focus resources on the Company’s lead program, RLYB116 and its preclinical development programs.
As part of this effort, the Company eliminated approximately 40% of its positions. As a result of these actions, the Company incurred charges of approximately $1.7 million of which $1.2 million was included in research and development expenses and $0.5 million was included in general and administrative expenses, with such amounts reflected in the consolidated statements of operations and comprehensive loss. The charges related to the workforce reduction were cash-based expenditures related primarily to severance and benefit payments. The Company recognized all such charges during the second quarter of 2025, with such amounts reflected in the consolidated statements of operations and comprehensive loss. The accrued restructuring liability is included in accrued expenses in the consolidated balance sheets as of December 31, 2025.
In February, 2024, the Company announced a prioritization of its portfolio and a workforce reduction to focus resources primarily on the continued development of RLYB212.
As part of this effort, the Company eliminated approximately 45% of its positions. As a result of these actions, the Company incurred charges of approximately $3.3 million of which $2.0 million was included in research and development expenses and $1.3 million was included in general and administrative expenses, with such amounts reflected in the consolidated statements of operations and comprehensive loss. The charges related to the workforce reduction are cash-based expenditures related primarily to severance and benefit payments. The Company recognized all such charges in the first quarter of 2024, with such amounts reflected in the consolidated statements of operations and comprehensive loss.
Substantially all restructuring payments are expected to be completed by August 2026.
The following table summarizes the restructuring accrued expense activity as of December 31, 2025:

(in thousands)	DECEMBER 31, 2025
Beginning accrued severance	$203
Severance incurred during the period	1,706
Severance paid and adjustments made during the period	(1,386)

Ending accrued severance	$523

14. SUBSEQUENT EVENTS
Share Price and Reverse Split
On February 24, 2025, the Company received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) Listing Qualifications Department notifying the Company that the closing bid price of the Company’s shares of common stock was below the minimum closing bid price of $1.00 per share during the prior 30 consecutive business days (the “Notice”), as required for continued listing on the Nasdaq. Pursuant to Nasdaq’s Listing Rules, the Company had until August 25, 2025 (the “Initial Compliance Date”) to regain compliance with the minimum closing bid price requirement. As of the Initial Compliance Date, the Company had not regained compliance with the minimum closing bid price requirement.
On August 26, 2025, Nasdaq notified the Company that it had approved the Company’s application to transfer its listing to the Nasdaq Capital Market and that the Company is eligible for an additional 180 calendar day period, or until February 23, 2026 (the “Second Compliance Date”), to regain compliance with the minimum closing bid price requirement. At the opening of business on August 29, 2025, the Company’s common stock was transferred to the Nasdaq Capital Market, which operates in substantially the same manner as the Nasdaq Global Select Market, where it will continue to trade under the symbol “RLYB.”

F-2
8

RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

On January 26, 2026, the Company’s stockholders approved a proposal to amend its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware to effect a reverse stock split of the Company’s issued and outstanding common stock, par value $0.0001 at a ratio of
1-for-8.
Pursuant to the Certificate of Amendment, the Reverse Stock Split became effective at 12:01 a.m., Eastern Time, on February 6, 2026 and began trading on a post-split basis under CUSIP number 75120L 209.
All common share, per share and related information included in the accompanying financial statements and footnote disclosures have been adjusted retroactively, where applicable, to reflect the Reverse Stock Split.
On February 24, 2026, Rallybio received a letter from Nasdaq notifying the Company it had regained compliance with the Nasdaq’s Listing Rules and that it complies with the requirements for continued listing.
Proposed Merger with Candid Therapeutics
On March 1, 2026, Rallybio entered into the Merger Agreement with Candid, a clinical-stage biotechnology company advancing a leading portfolio of TCE therapeutics for autoimmune diseases, and the Merger Sub. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Candid, with Candid surviving as a wholly owned subsidiary of the Merger. The Merger is intended to qualify as a tax-free
reorganization for U.S. federal income tax purposes.
Subject to the terms and conditions of the Merger Agreement, at the Effective Time, (a) each then-outstanding share of common stock or preferred stock of Candid Share (excluding any share described in clauses (b) or (c) below and Candid Shares held by stockholders who have exercised and perfected appraisal rights for such shares) will be converted into the right to receive a number of shares of Rallybio Common Stock, par value $0.0001 per share, calculated in accordance with the Exchange Ratio, (b) each Candid Share issued in the Concurrent Financing will be converted into the right to receive a number of shares of Rallybio Common Stock calculated in accordance with the Concurrent Financing Exchange Ratio, (c) any Candid Shares held as treasury shares or held or owned by Rallybio, Merger Sub or any subsidiary of Rallybio or Candid immediately prior to the Effective Time will be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each then-outstanding option to purchase Candid Shares will be converted into an option to purchase Rallybio Common Stock, subject to adjustment as set forth in the Merger Agreement.
Concurrently with the execution and delivery of the Merger Agreement, certain investors entered into a subscription agreement with Candid, pursuant to which such investors have agreed to purchase, immediately prior to the Merger, shares of Candid common stock representing an aggregate commitment of approximately
$505.5 million in the Concurrent Financing. The shares of Candid common stock that are issued in the Concurrent Financing will be or will have the right to be, respectively, converted into shares of Rallybio common stock in the Merger.
Under the Exchange Ratio and Concurrent Financing Exchange Ratio formulas in the Merger Agreement, immediately after the Closing, on a pro forma basis and based upon the number of shares of Rallybio Common Stock expected to be issued in connection with the Merger
,
pre-Merger
equityholders of Candid (other than investors in the Concurrent Financing) are expected to own approximately 57.55% of the combined company, pre-Merger
equityholders of Rallybio are expected to own approximately 3.65% of the combined company and the Investors in the Concurrent Financing are expected to own approximately 38.80% of the combined company (assuming proceeds from the Concurrent Financing of $505.5 million), in each case, calculated on a fully diluted basis, using the treasury stock method, and subject to certain assumptions, including (i) a valuation for Rallybio of $47.5 million (assuming Rallybio has net cash (“Rallybio Net Cash”) of $37.5 million as of the closing of the Merger (the “Closing” and such date, the “Closing Date”)), (ii) a fixed valuation for Candid of $750.0 million, and (iii) the relative capitalization of Rallybio and Candid.

The percentage of the combined company that each party’s equity holders will own following the Closing is subject to certain adjustments as described in the Merger Agreement, including the amount of the final Rallybio Net Cash at Closing.
Immediately prior to the Effective Time, Rallybio and a rights agent are expected to enter into the CVR Agreement, pursuant to which holders of record of certain Rallybio securities as of the close of business on the last business day

F-
29

RALLYBIO CORPORATION
Notes to Consolidated Financial Statements - (Continued)

prior to the day on which the Effective Time occurs will receive one contingent value right (each, a “CVR”) for each outstanding share of Rallybio Common Stock, prefunded warrant, Rallybio restricted stock unit or In the Money Parent Option (as defined in the CVR Agreement) held as of such date. Pursuant to the CVR Agreement, each CVR holder will be entitled to receive their pro rata share of (i) all of the net proceeds (including cash the value of stock to the extent listed on a national exchange, at the time of disposition), if any, received by Rallybio as a result of payments made to Rallybio of any upfront, milestone, royalty and other payments received under any disposition agreement related to Rallybio’s Legacy Assets, and (ii) all of the cash proceeds, if any, received from Recursion under the Membership Interest Purchase Agreement, dated July 8, 2025, by and among Recursion, Exscientia Ventures I, Inc., Rallybio Corporation and Rallybio IPB, LLC. For a period of one year after the Closing Date, Rallybio will use commercially reasonable efforts to effect the disposition of the Legacy Assets. Such net proceeds will be subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred or other liabilities borne by Rallybio or its affiliates in respect of the Legacy Assets, and losses incurred by Rallybio or its affiliates due to a third-party proceeding in connection with such disposition.

Item 1. Financial Statements.
RALLYBIO CORPORATION
Condensed Consolidated Balance Sheets
(Unaudited)

(in thousands, except share and per share amounts)	MARCH 31, 2026	DECEMBER 31, 2025
Assets
Current assets:
Cash and cash equivalents	$41,299	$31,374
Marketable securities	5,496	23,362
Prepaid expenses and other current assets	6,695	6,517

Total current assets	53,490	61,253
Property and equipment, net	20	23
Operating lease right-of-use assets	152	175
Other assets, noncurrent	810	810

Total assets	$54,472	$62,261

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$940	$126
Accrued expenses	3,101	3,791
Operating lease liabilities	99	94
Deferred revenue	—	212

Total current liabilities	4,140	4,223
Operating lease liabilities, noncurrent	55	82

Total liabilities	4,195	4,305
Commitments and contingencies (Note 7)
Stockholders’ equity
Common stock, $0.0001 par value per share; 200,000,000 shares authorized as of March 31, 2026 and December 31, 2025; and 5,290,236 and 5,283,321 shares issued and outstanding as of March 31, 2026 and December 31, 2025, respectively	4	4
Preferred stock, $0.0001 par value per share; 50,000,000 shares authorized as of March 31, 2026 and December 31, 2025; no shares issued or outstanding as of March 31, 2026 and December 31, 2025	—	—
Additional paid-in capital	360,548	359,932
Accumulated other comprehensive gain	1	18
Accumulated deficit	(310,276)	(301,998)

Total stockholders’ equity	50,277	57,956

Total liabilities and stockholders’ equity	$54,472	$62,261

See accompanying notes to the condensed consolidated financial statements

RALLYBIO CORPORATION
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)

	FOR THE THREE MONTHS ENDED MARCH 31,
(in thousands, except share and per share amounts)	2026	2025
Revenue:
Collaboration and license revenue	$212	$212

Total revenue	212	212
Operating expenses:
Research and development	2,871	5,725
General and administrative	6,074	4,157

Total operating expenses	8,945	9,882

Loss from operations	(8,733)	(9,670)
Other income:
Interest income	201	644
Other income	254	174

Total other income, net	455	818

Loss before equity in losses of joint venture	(8,278)	(8,852)
Loss on investment in joint venture	—	587

Net loss	$(8,278)	$(9,439)

Net loss per common share, basic and diluted	$(1.46)	$(1.69)
Weighted-average common shares outstanding, basic and diluted	5,688,584	5,597,528
Other comprehensive loss:
Net unrealized loss on marketable securities	(17)	(21)

Other comprehensive loss	(17)	(21)

Comprehensive loss	$(8,295)	$(9,460)

See accompanying notes to the condensed consolidated financial statements

RALLYBIO CORPORATION
Condensed Consolidated Statements of Changes in Stockholders’ Equity
(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025	COMMON		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE GAIN (LOSS)	STOCKHOLDERS’ EQUITY
(in thousands, except share amounts)	SHARES	AMOUNT
December 31, 2024	5,188,743	$4	$354,602	$(293,020)	$68	$61,654
Share-based compensation	—	—	1,879	—	—	1,879
Issuance of common stock under the stock award plan	12,736	—	—	—	—	—
Net loss	—	—	—	(9,439)	—	(9,439)
Other comprehensive loss	—	—	—	—	(21)	(21)

Balance, March 31, 2025	5,201,479	$4	$356,481	$(302,459)	$47	$54,073

December 31, 2025	5,283,321	$4	$359,932	$(301,998)	$18	$57,956
Share-based compensation	—	—	613	—	—	613
Issuance of common stock under the stock award plan	6,354	—	—	—	—	—
Issuance of common stock from exercise of stock options	561	—	3	—	—	3
Net loss	—	—	—	(8,278)	—	(8,278)
Other comprehensive loss	—	—	—	—	(17)	(17)

Balance, March 31, 2026	5,290,236	$4	$360,548	$(310,276)	$1	$50,277

See accompanying notes to the condensed consolidated financial statements

RALLYBIO CORPORATION
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	FOR THE THREE MONTHS ENDED MARCH 31,
(in thousands)	2026	2025
Cash Flows Used in Operating Activities:
Net loss	$(8,278)	$(9,439)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3	28
Net accretion of discounts/premiums on debt securities	(51)	(210)
Share-based compensation	613	1,879
Loss on investment in joint venture	—	587
Changes in operating assets and liabilities:
Prepaid expenses, operating lease right-of-use assets and other current assets	(155)	(506)
Accounts payable	814	122
Accrued expenses and operating lease liabilities	(712)	(2,454)
Deferred revenue	(212)	(212)

Net cash used in operating activities	(7,978)	(10,205)

Cash Flows Provided by Investing Activities:
Purchases of marketable securities	—	(5,919)
Proceeds from maturities of marketable securities	17,900	18,000
Investment in joint venture	—	(1,000)

Net cash provided by investing activities	17,900	11,081

Cash Flows Provided by Financing Activities:
Proceeds from the issuance of common stock from exercise of stock options	3	—

Net cash provided by financing activities	3	—

Net increase in cash and cash equivalents	9,925	876
Cash and cash equivalents—beginning of period	31,374	13,903

Cash and cash equivalents—end of period	$41,299	$14,779

See accompanying notes to the condensed consolidated financial statements

RALLYBIO CORPORATION
Notes to Unaudited Condensed Consolidated Financial Statements
1. BUSINESS AND LIQUIDITY
Rallybio Corporation and subsidiaries (“Rallybio”, the “Company”, “we”, “our”, or “us”) is a clinical-stage biotechnology company comprised of experienced biopharma industry leaders with extensive research, development, and rare disease expertise with a mission to develop and commercialize life-transforming therapies for patients with severe and rare diseases. The Company’s lead program, RLYB116, is a differentiated complement component 5 (“C5”) inhibitor with the potential to treat diseases of complement dysregulation. In addition, RLYB332, a long-acting matriptase-2
(“MTP-2”)
antibody for the treatment of diseases of iron overload is currently in preclinical development. In 2025, the Company completed a confirmatory pharmacokinetic (“PK”) and pharmacodynamic (“PD”) study of RLYB116 in healthy volunteers and reported data in the first quarter of 2026. In April 2025, the Company announced the discontinuation of its RLYB212 program for the prevention of fetal and neonatal alloimmune thrombocytopenia (“FNAIT”) based on PK data from the Phase 2 clinical trial that demonstrated an inability of the RLYB212 dose regimen to achieve predicted target concentrations, as well as the minimum target concentration required for efficacy. In July 2025, the Company entered into a definitive agreement to sell its interest in REV102, an Ectonucleotide Pyrophosphatase/Phosphodiesterase 1 (“ENPP1”) inhibitor in preclinical development for the treatment of patients with hypophosphatasia (“HPP”), to a subsidiary of its joint venture partner Recursion Pharmaceuticals, Inc. (“Recursion”) (the “JV Sale”).
On March 1, 2026, Rallybio entered into an Agreement and Plan of Merger and Reorganization with Candid Therapeutics, Inc. (“Candid”) (the “Merger Agreement”) pursuant to which the parties intended to undertake a business combination (the “Merger”).
On May 3, 2026, Candid terminated the Merger Agreement concurrently with entering into a Permitted Alternative Agreement (as defined in the Merger Agreement) with UCB S.A. (“UCB”). As a result of the termination of the Merger Agreement, Rallybio was paid on May 4, 2026 a $50.0 million Parent Termination Fee (as defined in the Merger Agreement) and was reimbursed $0.4 million for certain expenses.
The Company had cash, cash equivalents and marketable securities of $46.8 million as of March 31, 2026. The Company currently expects that its cash, cash equivalents and marketable securities will be sufficient to fund its operating expenses and capital requirements for more than 12 months from the date these unaudited condensed consolidated financial statements are issued. However, the Company does not anticipate that its current cash, cash equivalents and marketable securities as of March 31, 2026 will be sufficient to fund any of its product candidates through regulatory approval, and it will need to raise substantial additional capital to complete the development and commercialization of its product candidates, if approved. Rallybio may satisfy its future cash needs through the sale of equity securities, debt financings, corporate collaborations or license agreements, working capital lines of credit, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION
Unaudited Financial Information—
The unaudited condensed consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) promulgated by the Financial Accounting Standards Board.
In the opinion of the Company, the information furnished reflects all adjustments, all of which are of a normal and recurring nature, necessary for a fair presentation of the financial position and results of operations for the reported interim periods. The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The results of operations for interim periods are not necessarily indicative of results to be expected for the full year or any other interim period.

RALLYBIO CORPORATION
Notes to Unaudited Condensed Consolidated Financial Statements- (Continued)

The accompanying unaudited condensed consolidated financial statements include the accounts of Rallybio Corporation and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
These accompanying unaudited condensed consolidated financial statements and notes should be read in conjunction with Rallybio’s Annual Report on Form
10-K
for the year ended December 31, 2025 (our “Annual Report”). The Company’s significant accounting policies are described in Note 2 of the Notes to the consolidated financial statements included in our Annual Report. There have been no new accounting policies, including the adoption of new accounting standards during the three months ended March 31, 2026, unless otherwise noted below, which could be expected to materially impact the Company’s unaudited condensed consolidated financial statements.
Significant Accounting Policies —
Future Milestone and Royalty Assets
As part of the JV Sale, the Company received consideration including an estimated $3.0 million in future contingent milestones and royalty payments, which are recognized as a contingent consideration asset on the condensed consolidated balance sheets. The fair value of this contingent consideration was determined using a model that incorporates significant unobservable inputs based on Company estimates, external data, and management’s judgment and forecasts. Key assumptions in the model include the discount rate, the timing of expected cash flows, the probability of achieving the milestone and royalty payments, and projected future net revenues.
The Company periodically reviews the carrying value of the contingent consideration when impairment indicators arise and records an impairment loss if the carrying amount materially exceeds the reassessed fair value. Increases in the carrying value are recognized only when contingent gains are realized. Since the contingent payments are tied to Phase 1 clinical study milestones and future royalty payments, the Company believes the likelihood of timely payment by Recursion is uncertain.
Recently Issued Accounting Pronouncements
—In November 2024, the FASB issued ASU
2024-03,
Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic
220-40):
Disaggregation of Income Statement Expenses (
“ASU
2024-03”).
This ASU requires public entities to disclose additional transparency on certain costs and expenses. ASU
2024-03
is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company has chosen not to early adopt this standard and is currently evaluating the potential impact of adopting this standard on its financial statements.
3. MARKETABLE SECURITIES
The amortized cost, gross unrealized
holding
gains, gross unrealized holding losses and fair value of our marketable securities by type of security as of March 31, 2026 and December 31, 2025 was as follows:

		MARCH 31, 2026
(in thousands)	Fair Value Hierarchy Level	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Cash and cash equivalents	Level 1	$16,383	$—	$—	$16,383
U.S. treasury securities	Level 1	5,495	1	—	5,496

		$21,878	$1	$—	$21,879

RALLYBIO CORPORATION
Notes to Unaudited Condensed Consolidated Financial Statements- (Continued)

		DECEMBER 31, 2025
(in thousands)	Fair Value Hierarchy Level	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Cash and cash equivalents	Level 1	$6,695	$—	$—	$6,695
U.S. treasury securities	Level 1	19,212	17	—	19,229
U.S. government agency securities	Level 2	4,630	1	—	4,631

		$30,537	$18	$—	$30,555

The fair values of marketable securities by classification in the condensed consolidated balance sheets as of March 31, 2026 and December 31, 2025 was as follows:

(in thousands)	MARCH 31, 2026	DECEMBER 31, 2025
Cash and cash equivalents	$16,383	$7,193
Marketable securities	5,496	23,362

	$21,879	$30,555

The fair values of
available-for-sale
debt securities as of March 31, 2026 and December 31, 2025, by contractual maturity, are summarized as follows:

(in thousands)	MARCH 31, 2026	DECEMBER 31, 2025
Due in one year or less	$21,879	$30,555
Due after one year through two years	—	—

	$21,879	$30,555

The aggregate fair value of
available-for-sale
debt securities in an unrealized loss position as of December 31, 2025 was $0.7 million. There was no aggregate fair value of available-for-sale
debt securities in an unrealized loss position as of March 31, 2026. As of March 31, 2026, the Company did
not
have any investments in a continuous unrealized loss position for more than twelve months. As of March 31, 2026, the Company believes that the cost basis of its available-for-sale
debt securities is recoverable. No allowance for credit loss was recorded as of March 31, 2026 and December 31, 2025.
4.
BALANCE
SHEET COMPONENTS
Prepaid expenses and other current assets —
Prepaid expenses and other current assets consisted of the following as of March 31, 2026 and December 31, 2025:

(in thousands)	MARCH 31, 2026	DECEMBER 31, 2025
Research and development	$595	$3,372
Insurance	231	409
Other prepaids	135	219
Other current assets	5,734	2,517

	$6,695	$6,517

RALLYBIO CORPORATION
Notes to Unaudited Condensed Consolidated Financial Statements- (Continued)

Other current assets consists of approximately $3.4 million of accounts receivable related to clinical development costs expected to be returned to the Company in the second quarter of 2026, approximately $2.2 million related to a contingent payment receivable tied to a Phase 1 clinical study milestone in connection with the JV Sale, approximately $0.1 million of interest income and other current assets.
Accrued Expenses —
Accrued expenses consisted of the following as of March 31, 2026 and December 31, 2025:

(in thousands)	MARCH 31, 2026	DECEMBER 31, 2025
Compensation and related expenses	$1,407	$2,334
Professional fees	1,396	1,039
Research and development	94	394
Other accrued expenses	204	24

	$3,101	$3,791

5. STOCKHOLDERS’ EQUITY
Common Stock
In April 2024, the Company entered into a securities purchase agreement (the “JJDC Securities Purchase Agreement”) with Johnson & Johnson Innovation - JJDC, Inc. (“JJDC”), pursuant to which the Company sold to JJDC, in an unregistered offering, 454,545 shares of its common stock, at a price of $14.56 per share, which represented a 10% premium on the Company’s closing stock price on April 9, 2024, for aggregate gross proceeds of approximately $6.6 million, before deducting offering expenses.
The Company had 200,000,000 shares of common stock authorized as of March 31, 2026 and December 31, 2025, of which 5,290,236 and 5,283,321 shares were issued and outstanding as of March 31, 2026 and December 31, 2025, respectively.
Preferred Stock
The Company had 50,000,000 shares of preferred stock authorized as of March 31, 2026 and December 31, 2025, of which no shares were issued or outstanding as of March 31, 2026 and December 31, 2025.
Pre-Funded
Warrants
In connection with a
follow-on
offering, the Company entered into an agreement with certain investors to issue pre-funded
warrants in lieu of common stock to purchase up to an aggregate of 416,673 shares of common stock at a price of $47.9992, which represents the per share public offering price of the November 2022 follow-on
offering for common stock less a $0.0008 per share exercise price for each pre-funded
warrant.
The Company may not effect the exercise of any
pre-funded
warrant, and a holder will not be entitled to exercise any portion of any pre-funded
warrant if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates) would exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, which percentage may be increased or decreased at the holder’s election upon 61 days’ notice to the Company subject to the terms of such pre-funded
warrants, provided that such percentage may in no event exceed 19.99%.
The Company’s
pre-funded
warrant is a freestanding instrument that does not meet the definition of a liability pursuant to ASC 480,
Distinguishing Liabilities from Equity
(“ASC 480”)
,
and does not meet the definition of a derivative pursuant to ASC 815,
Derivatives and Hedging
(“ASC 815”). The
pre-funded
warrant is indexed to the Company’s common stock and meets all other conditions for equity classification under ASC 480 and ASC 815.

RALLYBIO CORPORATION
Notes to Unaudited Condensed Consolidated Financial Statements- (Continued)

Accordingly, the
pre-funded
warrant was classified as equity and accounted for as a component of additional paid-in
capital at the time of issuance. All of the
pre-funded
warrants related to the November 2022
follow-on
offering remain outstanding and unexercised as of March 31, 2026.
Share-based Compensation
Share-based compensation is comprised of the Company’s stock options, restricted stock awards, restricted stock units and shares issued pursuant to the employee stock purchase plan, and is classified in the condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2026 and 2025 was as follows:

	FOR THE THREE MONTHS ENDED MARCH 31,
(in thousands)	2026	2025
Research and development	$184	$810
General and administrative	429	1,069

	$613	$1,879

2021 Equity Incentive Plan
In 2021, the board of directors adopted the Rallybio Corporation 2021 Equity Incentive Plan (the “2021 Plan”). The 2021 Plan initially reserved 680,043 shares of the Company’s common stock that have been issued in respect of outstanding equity awards granted prior to the Company’s initial public offering (“IPO”), and for future issuances of shares to employees, directors and consultants in the form of stock options, SARs, restricted and unrestricted stock and stock units, performance awards and other awards that are convertible into or otherwise based on the Company’s common stock. Dividend equivalents may also be provided in connection with awards under the 2021 Plan. The share pool will automatically increase on January 1st of each year until 2031, by the lesser of (i) five percent of the number of shares of the Company’s common stock outstanding as of such date and (ii) the number of shares of the Company’s common stock determined by the board of directors on or prior to such date. On January 1, 2026 and January 1, 2025, the 2021 Plan share pool was automatically increased by 264,166 and 259,438 shares, respectively. As of March 31, 2026, the total number of shares of the Company’s common stock that were issuable under the 2021 Plan was 1,514,824 shares, of which 834,331 shares remained available for future issuance.
The following table summarizes stock option activity for the three months ended March 31, 2026:

Stock Options	Number of Option Shares	Weighted- Average Exercise Price	Weighted- Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding stock options at December 31, 2025	628,280	$43.42	7.6	$89
Granted	32,360	$4.45
Forfeited	(11,404)	$15.70
Expired	(1,281)	$88.75
Exercised	(561)	$6.08

Outstanding stock options at March 31, 2026	647,394	$41.90	6.2	$749

Exercisable stock options at March 31, 2026	427,642	$56.52	5.6	$180

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the Company’s common stock. Stock options outstanding with an exercise price below the closing price as of March 31, 2026 had an intrinsic value of approximately $749 thousand. Stock

RALLYBIO CORPORATION
Notes to Unaudited Condensed Consolidated Financial Statements- (Continued)

options outstanding and exercisable with an exercise price below the closing price as of March 31, 2026 had an intrinsic value of $180 thousand. These values are based on a common stock fair value of $8.97 per share, which was the closing price of the Company’s common stock on March 31, 2026. Using the Black-Scholes option pricing model, the weighted-average grant date fair value of stock options granted during the three months ended March 31, 2026 and 2025 was $3.60 per share and $5.36 per share, respectively. As of March 31, 2026, there was unrecognized share-based compensation expense related to nonvested stock options of $2.2 million, which the Company expects to recognize over a weighted-average period of approximately 1.6 years. As of March 31, 2026, in connection with the consummation of the now-terminated
proposed Merger, all nonvested stock options were expected to vest and the remaining expense would have been recognized.
The fair value of the stock options granted during the three months ended March 31, 2026 and 2025 was determined using the Black-Scholes option pricing model with the following assumptions:

	FOR THE THREE MONTHS ENDED MARCH 31,
	2026	2025
Expected volatility	109.21%	91.88%–119.61%
Expected term (years)	5.25	5.27–6.02
Risk free interest rate	3.68%	4.36%–4.39%
Expected dividend yield	—	—
Exercise price	$4.45	$6.08–$7.60
A summary of the status of the Company’s nonvested restricted common stock units at March 31, 2026 and changes during the three months ended March 31, 2026 was as follows:

Restricted Stock Units	Shares	Weighted- Average Grant Date Fair Value Per Share
Nonvested restricted stock units at December 31, 2025	38,603	$9.60
Granted	5,000	$4.45
Forfeited	(4,150)	$2.40
Vested	(6,354)	$7.79

Nonvested restricted stock units at March 31, 2026	33,099	$10.07

As of March 31, 2026, there was unrecognized share-based compensation expense related to nonvested restricted stock units of $0.2 million, which the Company expects to recognize over a weighted-average period of approximately 2.0 years. As of March 31, 2026, in connection with the consummation of the now-terminated
proposed Merger, all nonvested restricted stock units were expected to vest and the remaining expense would have been recognized.
2021 Employee Stock Purchase Plan
In connection with the Company’s IPO, the board of directors adopted the Rallybio Corporation 2021 Employee Stock Purchase Plan (the “2021 ESPP”), which initially reserved 36,415 shares of the Company’s common stock for future issuances under this plan. The share pool will automatically increase on January 1st of each year from 2022 to 2031, by the lesser of (i) one percent of the number of shares of the Company’s common stock outstanding as of such date, (ii) 72,831 shares of the Company’s common stock and (iii) the number of shares of the Company’s common stock determined by the board of directors on or prior to such date. The 2021 ESPP share pool did not increase on January 1, 2026 or January 1, 2025. As of March 31, 2026, the total number of shares of the Company’s common stock available for future issuance under the 2021 ESPP was 94,281 shares. During the three months ended March 31, 2026 and 2025, the Company did not issue any of the Company’s common stock under the 2021 ESPP.

RALLYBIO CORPORATION
Notes to Unaudited Condensed Consolidated Financial Statements- (Continued)

The 2021 ESPP allows eligible participants to purchase shares of the Company’s common stock through authorized payroll deductions. The purchase price of the shares will not be less than 85% of the lower of the fair market value of the Company’s common stock on the first day of an offering or on the date of the purchase.
6. INVESTMENT IN JOINT VENTURE
In July 2025, the Company entered into a Membership Interest Purchase Agreement (the “ENPP1 Purchase Agreement”) to sell its interest in REV102, an ENPP1 inhibitor in preclinical development for the treatment of patients with HPP, to Recursion Exscientia Ventures I, Inc, an indirect wholly-owned subsidiary of Recursion (“Buyer”). In connection with the JV Sale, the Company received compensation in the form of Recursion common stock (which is a non-cash
investing activity). The Company subsequently sold the Recursion common stock for cash proceeds of $20.0 million in the third quarter of 2025 which included $7.5 million from an upfront payment and $12.5 million from a milestone payment related to the initiation of additional preclinical studies. The Company is eligible to receive a $5.0 million milestone cash payment in connection with the initiation of dosing in a Phase 1 clinical study, as defined in the ENPP1 Purchase Agreement and low single-digit royalties on all future net sales by Recursion of products comprising or incorporating certain compounds developed by RE Ventures I, LLC, a limited liability company
(“REV-I”).
The Company may also be eligible to receive certain payments in the event of Recursion’s sale of the REV102 program.
The Company evaluated the JV Sale under ASC 860,
Transfers and Servicing of Financial Assets
(“ASC 860”). Based on the Company’s evaluation of the JV Sale under ASC 860, the Company recognized a gain from the sale of its equity interests in REV102 of $22.4 million, based on the excess of the total net consideration allocated to the sale of the Company’s equity interests (based on relative fair value) of $23.0 million over the carrying value of the equity interests sold of $0.6 million. The total net consideration of $23.0 million included cash received of $20.0 million, plus an estimated $3.0 million representing the fair value of the future milestone payments and future royalties (which is a non-cash
investing activity).
The contingent consideration was initially measured at fair value using a probability based present value model of the risk-adjusted estimated cash flows, with a discount rate of 15.4%. This valuation model relied on significant unobservable inputs (level 3 inputs) based on management’s estimates, which were informed by external data, judgment, and forecasts. Key assumptions included the probability of achieving the milestone and royalties, timing of cash flows, discount rate, and forecasted net revenues. The fair value of the contingent consideration is a non-recurring
fair value measurement and is recorded as other assets and other assets, non-current
on the Company’s condensed consolidated balance sheets and as gain on sale of joint venture and other income within the Company’s condensed consolidated statements of operations and comprehensive loss.
Prior to the JV Sale, the Company, through one of its wholly-owned subsidiaries, had a 50% interest of the joint venture entity,
REV-I.
For the three months ended March 31, 2026, the Company did not fund
REV-I
due to the JV Sale. For the three months ended March 31, 2025, the Company funded $1.0 million, associated with the Company’s commitment and its share of
REV-I
development costs. The Company did
not
provide any additional financial support outside of capital contributions to
REV-I
during the three months ended March 31, 2026 and 2025. However, in connection with the joint venture, the Company provided certain scientific and finance and accounting related support which was reimbursed by
REV-I
to the Company and included in other income on the condensed consolidated statements of operations and comprehensive loss. For the three months ended March 31, 2026 the Company did not provide such support due to the JV Sale. For the three months ended March 31, 2025, the Company recorded $0.2 million related to such support. Prior to the JV Sale, the Company held a 50% interest in the joint venture and based on management’s analysis, the Company was not the primary beneficiary of
REV-I
and accordingly, the entity was not consolidated in the Company’s condensed consolidated financial statements.
For the three months ended March 31, 2026, the Company did not have allocable share of
REV-I
losses due to the JV Sale. For the three months ended March 31, 2025, the Company recorded its allocable share of
REV-I’s
losses

RALLYBIO CORPORATION
Notes to Unaudited Condensed Consolidated Financial Statements- (Continued)

which totaled $0.6 million. These losses were recorded as a loss on investment in joint venture within the condensed consolidated statements of operations and comprehensive loss. After recognition of its share of losses for the period, there was no carrying value remaining of the
REV-I
investment as of March 31, 2026 and December 31, 2025.
7. COMMITMENTS AND CONTINGENCIES
Purchase Commitments
— The Company enters contracts in the normal course of business with contract research organizations and other third-party vendors for clinical trials and testing and manufacturing services. These contracts generally do not contain minimum purchase commitments and are cancellable by the Company upon written notice. Payments that may be due upon cancellation consist of payments for services provided or expenses incurred prior to cancellation. As of March 31, 2026 and December 31, 2025, there were no amounts accrued related to termination charges.
8. NET LOSS PER COMMON SHARE
Basic and diluted net loss per common share for the three months ended March 31, 2026 and 2025 was calculated as follows:

	FOR THE THREE MONTHS ENDED MARCH 31,
(in thousands except share and per share amounts)	2026	2025
Net loss	$(8,278)	$(9,439)
Weighted-average number of common shares outstanding, basic and diluted	5,688,584	5,597,528
Net loss per common share, basic and diluted	$(1.46)	$(1.69)
Basic net loss per share of common stock is based on the weighted-average number of shares of common stock outstanding during the period.
Pre-funded
warrants to purchase 416,673 shares of common stock that were issued in connection with the November 2022 follow-on
offering are included in the weighted-average number of common shares outstanding for the three months ended March 31, 2026 and 2025. The weighted- average number of common shares outstanding diluted for the three months ended March 31, 2026 and 2025 excluded approximately 0.7 million and 0.9 million stock options and nonvested restricted stock awards and units, respectively, which were not dilutive
.
9. SEGMENTS
The Company defines its segments on the basis of the way in which internally reported financial information is regularly reviewed by the chief operating decision maker (“CODM”) to analyze financial performance, make decisions, and allocate resources. The Company’s CODM consists of its Chief Executive Officer and Chief Financial Officer. The Company manages its operations as a single operating and reportable segment and the measure of segment profit or loss is net loss. The CODM uses net loss in the budget and forecasting process and considers budget-to-actual
variances on a quarterly basis when making decisions about the allocation of operating and capital resources.

RALLYBIO CORPORATION
Notes to Unaudited Condensed Consolidated Financial Statements- (Continued)

The following table summarizes the information about reported segment revenues and significant segment expenses presented on the Company’s condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2026 and 2025:

	FOR THE THREE MONTHS ENDED MARCH 31,
(in thousands)	2026	2025
Revenue	$212	$212
Less:
Research and development:
RLYB212	56	2,438
RLYB116	396	619
Other program candidates	2	(163)
Personnel expenses (including share-based compensation)	2,280	2,589
Other expenses	137	242
General and administrative, excluding personnel expenses	4,223	1,525
General and administrative, personnel expenses (including share-based compensation)	1,851	2,632
Other segment items*	(455)	(231)

Segment net loss	$(8,278)	$(9,439)

*	Other segment items include total other income, net and loss on investment in joint venture.
10. RESTRUCTURING AND SEVERANCE
In connection with entering into the Merger Agreement and the potential Merger, the Company incurred severance charges of approximately $2.3 million of which $1.6 million was included in research and development expenses and $0.7 million was included in general and administrative expenses, with such amounts reflected in the condensed consolidated statements of operations and comprehensive loss. The charges related to the Merger Agreement were cash-based expenditures related primarily to severance and benefit payments. The Company recognized all such charges during the first quarter of 2026, with such amounts reflected in the condensed consolidated statements of operations and comprehensive loss. The accrued severance liability is included in accrued expenses in the condensed consolidated balance sheets as of March 31, 2026.
On May 2, 2025, the Company approved a workforce reduction to focus resources on the Company’s lead program, RLYB116, and its preclinical development programs.
As part of this effort, the Company eliminated approximately 40% of its positions. As a result of these actions, the Company incurred charges of approximately $1.7 million of which $1.2 million was included in research and development expenses and $0.5 million was included in general and administrative expenses, with such amounts reflected in the condensed consolidated statements of operations and comprehensive loss. The charges related to the workforce reduction were cash-based expenditures related primarily to severance and benefit payments. The Company recognized all such charges during the second quarter of 2025, with such amounts reflected in the condensed consolidated statements of operations and comprehensive loss. The accrued restructuring liability is included in accrued expenses in the condensed consolidated balance sheets as of March 31, 2026.
All restructuring and severance payments related to the terminated Merger are expected to be paid within the next 12 months.

RALLYBIO CORPORATION
Notes to Unaudited Condensed Consolidated Financial Statements- (Continued)

The following table summarizes the restructuring accrual activity as of March 31, 2026:

(in thousands)	MARCH 31, 2026
Beginning accrued severance as of January 1, 2026	$523
Severance incurred during the period	2,302
Severance paid and adjustments made during the period	(1,449)

Ending accrued severance as of March 31, 2026	$1,376

11. COLLABORATION AND LICENSE AGREEMENTS`
In April 2024, the Company entered into a
two-year
collaboration agreement (the “J&J Collaboration Agreement”), with Johnson & Johnson (“J&J”) through its wholly-owned subsidiary, Momenta Pharmaceuticals, Inc. to facilitate the advancement of research into products to address unmet needs relating to FNAIT.
In April 2025, the Company announced that RLYB212 Phase 2 PK results did not achieve target concentrations, including the minimum target concentration required for efficacy, and that the Company would discontinue its RLYB212 program for the prevention of FNAIT.
Pursuant to the J&J Collaboration Agreement, the Company received an upfront payment of $0.5 million from J&J for the information dissemination and data provision services under the agreement. The J&J Collaboration Agreement provides that the Company is eligible for payments upon the achievement of certain screening-related events, however, the Company has discontinued screening and enrollment in both the FNAIT natural history study and the RLYB212 Phase 2 clinical trial.
The Company evaluated the agreement and determined it was within the scope of ASC 606,
Revenue Recognition
(“ASC 606”). The Company determined there were performance obligations as follows:
(1) Data collection and submission revenue – derived from Rallybio’s ongoing management of the studies including the maintenance of a minimum site footprint, the license to utilize, and timely, semi-annual submission of the anonymized data, in the required formats.
(2) Dissemination of J&J materials & participant revenue – derived from Rallybio’s dissemination of content, information or materials related to the
J&J-Sponsored
Studies that are developed by J&J and are provided by Rallybio for the purpose of disseminating such content, information, or materials to staff at Rallybio study sites to provide to potential eligible participants regarding J&J’s independent study.
In April 2024, the Company also entered into the JJDC Securities Purchase Agreement. Under the terms of the JJDC Securities Purchase Agreement, JJDC purchased 454,545 shares of the Company’s common stock with a par value of $0.0001 per share for a share purchase price of $14.56 per share which included a 10% premium on the then-current market price, for an aggregate purchase price of $6.6 million. The JJDC Securities Purchase Agreement contains provisions related to the registration of the shares and the restriction on the sale or transfer of the shares for a period of time. The Company determined the J&J Collaboration Agreement and the JJDC Securities Purchase Agreement represented combined agreements. In accordance with ASC 606 and ASC Topic 820,
Fair Value Measurement,
total consideration of $1.2 million for the shares of common stock from the JJDC Securities Purchase Agreement, which represents the premium of $0.7 million and discount for lack of marketability of $0.5 million, has been allocated to revenue and will be recognized over the two-year
expected performance period.
The Company valued the common stock issued to JJDC, in connection with the JJDC Securities Purchase Agreement at fair value. The resulting fair value of $5.4 million was determined by applying the discount due to lack of marketability during the registration and lock-up
period to the public trading price of the common stock, which is a Level 1 input, on the date of sale. The Company determined the value of the lack of marketability during the

RALLYBIO CORPORATION
Notes to Unaudited Condensed Consolidated Financial Statements- (Continued)

registration and
lock-up
period by utilizing put option models, which are considered Level 3 inputs. Such option models included the Company’s historical volatility of 113.2% and the risk-free rate of 5.28% based on U.S. Treasury bond rates, as key inputs.
The Company recognized revenue of $0.2 million for both the three months ended March 31, 2026 and 2025, related to data collection and data submission with the identified performance obligations, and the premium and discount allocated to revenue from the sale of the common stock to JJDC. As of March 31, 2026, all revenue was recognized due to the performance obligations being satisfied. On April 9, 2026, the J&J Collaboration Agreement terminated upon completion of the initial term of the agreement.
The Company determined that the J&J Collaboration Agreement is not in the scope of ASC 808,
Collaborative
Arrangements
.
12. SUBSEQUENT EVENTS
On March 1, 2026, Rallybio entered into an Agreement and Plan of Merger and Reorganization with Candid pursuant to which the parties intended to undertake a business combination.
On May 3, 2026, Candid terminated the Merger Agreement concurrently with entering into a Permitted Alternative Agreement (as defined in the Merger Agreement) with UCB. As a result of the termination of the Merger Agreement, Rallybio was paid on May 4, 2026 a $50.0 million Parent Termination Fee (as defined in the Merger
Agreement
) and was reimbursed $0.4 million for certain expenses. On April 9, 2026, the J&J Collaboration Agreement terminated upon completion of the initial term of the agreement.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Avenzo Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Avenzo Therapeutics, Inc. (the Company) as of December 31, 2025 and 2024, and the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities since inception, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2025.

San Diego, California

July 15, 2026

AVENZO THERAPEUTICS, INC.

BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$70,006	$208,975
Short-term investments	112,900	107,922
Prepaid expenses and other current assets	7,075	1,317

Total current assets	189,981	318,214
Property and equipment, net	1,081	1,028
Operating lease right-of-use assets	7,153	7,283
Other assets	966	966

Total assets	$199,181	$327,491

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Liabilities:
Current liabilities:
Accounts payable	$508	$937
Accrued acquired in-process research and development expenses	—	67,000
Accrued expenses and other current liabilities	11,630	6,326
Operating lease liabilities, current	1,333	1,058

Total current liabilities	13,471	75,321
Operating lease liabilities, non-current	6,122	6,328

Total liabilities	19,593	81,649

Commitments and contingencies

Convertible preferred stock, $0.0001 par value; 214,852,680 and 181,141,785 shares authorized at December 31, 2025 and 2024, respectively; 208,235,437 and 181,141,785 shares issued and outstanding at December 31, 2025 and 2024, respectively; liquidation preference of $446,128 and $385,850 at December 31, 2025 and 2024, respectively	444,530	384,736

Stockholders’ deficit:
Class A common stock, $0.0001 par value; 285,000,000 and 240,000,000 shares authorized at December 31, 2025 and 2024, respectively; 13,177,506 and 13,157,893 shares issued and outstanding at December 31, 2025 and 2024, respectively	1	1
Class B common stock, $0.0001 par value; 11,749,783 and 10,452,910 shares authorized at December 31, 2025 and 2024, respectively; none issued and outstanding at December 31, 2025 and 2024	—	—
Additional paid-in capital	17,308	3,238
Accumulated other comprehensive income	48	12
Accumulated deficit	(282,299)	(142,145)

Total stockholders’ deficit	(264,942)	(138,894)

Total liabilities, convertible preferred stock and stockholders’ deficit	$199,181	$327,491

See accompanying notes.

AVENZO THERAPEUTICS, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

	Year Ended December 31,
	2025	2024
Operating expenses:
Research and development	$51,819	$19,898
Acquired in-process research and development	73,000	107,869
General and administrative	24,235	12,557

Total operating expenses	149,054	140,324

Loss from operations	(149,054)	(140,324)
Other income:
Interest income	8,892	6,954
Other income	8	—

Total other income, net	8,900	6,954

Net loss	(140,154)	(133,370)
Unrealized gain on marketable securities, net of tax	36	12

Comprehensive loss	$(140,118)	$(133,358)

Net loss per share attributable to common stockholders, basic and diluted	$(15.02)	$(22.11)

Weighted-average common shares outstanding, basic and diluted	9,330,985	6,032,377

See accompanying notes.

AVENZO THERAPEUTICS, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2023	19,305,489	$39,095	4,385,963	$—	$73	$—	$(8,775)	$(8,702)
Issuance of convertible preferred stock, net of issuance costs of $709	161,836,296	345,641	—	—	—	—	—	—
Vesting of founder shares	—	—	3,289,474	1	—	—	—	1
Stock-based compensation expense	—	—	—	—	3,165	—	—	3,165
Net loss	—	—	—	—	—	—	(133,370)	(133,370)
Unrealized gain on marketable securities, net of tax	—	—	—	—	—	12	—	12

Balance at December 31, 2024	181,141,785	384,736	7,675,437	1	3,238	12	(142,145)	(138,894)
Issuance of convertible preferred stock, net of issuance costs of $484	27,093,652	59,794	—	—	—	—	—	—
Vesting of founder shares	—	—	3,289,472	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	19,613	—	20	—	—	20
Stock-based compensation expense	—	—	—	—	14,050	—	—	14,050
Net loss	—	—	—	—	—	—	(140,154)	(140,154)
Unrealized gain on marketable securities, net of tax	—	—	—	—	—	36	—	36

Balance at December 31, 2025	208,235,437	$444,530	10,984,522	$1	$17,308	$48	$(282,299)	$(264,942)

See accompanying notes.

AVENZO THERAPEUTICS, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(140,154)	$(133,370)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	14,050	3,165
Depreciation	264	210
Accretion of discounts and amortization of premiums on short-term investments, net	(3,675)	(1,140)
Non-cash operating lease expense	959	735
Charges for acquired in-process research and development assets	73,000	107,869
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(5,758)	(1,221)
Accounts payable	(445)	787
Operating lease liabilities	(761)	(601)
Accrued expenses and other current liabilities	5,304	4,214

Net cash used in operating activities	(57,216)	(19,352)

Cash flows from investing activities:
Proceeds from maturities of short-term investments	140,060	41,006
Proceeds from sales of short-term investments	8,933	—
Purchases of short-term investments	(150,260)	(146,234)
Purchases of property and equipment	(317)	(196)
Acquired in-process research and development assets	(140,030)	(40,839)

Net cash used in investing activities	(141,614)	(146,263)

Cash flows from financing activities:
Proceeds from issuance of common stock upon exercise of stock options	20	—
Proceeds from issuance of convertible preferred stock, net of issuance costs	59,841	345,641

Net cash provided by financing activities	59,861	345,641

Net (decrease) increase in cash, cash equivalents and restricted cash	(138,969)	180,026
Cash, cash equivalents and restricted cash at beginning of period	209,941	29,915

Cash, cash equivalents and restricted cash at end of period	$70,972	$209,941

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$1	$1
Supplemental disclosure of non-cash investing and financing activities:
Acquired in-process research and development assets included in accounts payable and accrued acquired in-process research and development expenses	$—	$67,030

Convertible preferred stock issuance costs included in accounts payable	$47	$—

Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$798	$6,302

See accompanying notes.

AVENZO THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization

Description of Business

Avenzo Therapeutics, Inc. (the “Company”) is a clinical-stage biotechnology company dedicated to developing next-generation oncology therapies. The Company was incorporated in the State of Delaware in August 2022 and has its headquarters in San Diego, California.

Liquidity and Capital Resources

The Company has devoted substantially all of its efforts and resources since its inception to organizing and staffing the Company, business planning, raising capital, licensing key intellectual property rights, conducting preclinical studies and, more recently, clinical trials and providing general and administrative support for these operations.

The accompanying financial statements have been prepared on a basis that assumes the Company will continue as a going concern. As of December 31, 2025, the Company had cash, cash equivalents and short-term investments of $182.9 million and an accumulated deficit of $282.3 million. The Company has funded its operations with the net proceeds from the sale of its convertible preferred stock. The Company has incurred operating losses and negative cash flows from operations since its inception and expects to incur losses for the foreseeable future. Based on its current operating plan, the Company believes that its existing cash, cash equivalents and short-term investments will not be sufficient to fund its operations for the next 12 months from the date of issuance of these financial statements. Accordingly, these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from this uncertainty. As described in Note 12, on May 31, 2026, the Company entered into an Agreement and Plan of Merger and Reorganization with Rallybio Corporation, in connection with which certain investors have committed to invest in the Concurrent Financing (as defined in Note 12), providing $215.0 million in gross proceeds. The Transaction (as defined in Note 12) is expected to close in the fourth quarter of 2026, subject to customary closing conditions, and has not yet closed as of the date these financial statements were issued. There can be no assurance that the Transaction will be completed on the terms described, or at all.

The Company’s future operations are highly dependent on a combination of factors, including, but not limited to, the success of its research and development programs, the timely and successful completion of any additional financing (including the Concurrent Financing described in Note 12), the development of competitive therapies by other biotechnology and pharmaceutical companies, the Company’s ability to manage growth of the organization, the Company’s ability to protect its technology and products, and ultimately, regulatory approval and successful commercialization and market acceptance of its product candidates.

The Company expects to seek additional funding in the form of equity financings, debt financings, or other capital resources, including potential collaborations, out-licenses or dispositions and other similar arrangements; however, there can be no assurance that such efforts will be successful or that, in the event they are successful, the terms and conditions of such financing will be favorable. If the Company is unable to secure additional funding when desired, the Company may need to delay, reduce or eliminate the development, commercialization and/or marketing of its product candidates and scale back its business and operations.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of the Company’s financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and the disclosure of

AVENZO THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS- (Continued)

contingent assets and liabilities in the Company’s financial statements and accompanying notes. The most significant estimates in the Company’s financial statements relate to accruals for research and development expenses and stock-based compensation expenses. The Company bases these estimates on historical experience, knowledge of current events and actions it may undertake in the future, and on various other assumptions that are believed to be reasonable. Actual results may differ materially from these estimates and assumptions.

Risks and Uncertainties

The Company is subject to risks common to early-stage companies in the biotechnology industry including, but not limited to, dependency on the clinical and commercial success of its current and any future product candidates, ability to obtain regulatory approval of its current and any future product candidates, the need for substantial additional financing to achieve its goals, uncertainty of broad adoption of its approved products, if any, by physicians and patients and significant competition from other biotechnology and pharmaceutical companies.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of checking and savings accounts, money market funds and U.S. Treasury securities. The Company places its cash and cash equivalents with high credit quality financial institutions.

Restricted cash includes cash held in a deposit account as collateral to maintain a letter of credit required under the Company’s office lease agreement and is included in other assets on the Company’s balance sheets. The following table presents a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheets to the amounts shown in the statements of cash flows (in thousands):

	December 31,
	2025	2024
Cash and cash equivalents	$70,006	$208,975
Restricted cash included in other assets	966	966

Total cash, cash equivalents and restricted cash	$70,972	$209,941

Marketable Securities

The Company classifies all marketable securities as available-for-sale, as the sale of such securities may be required prior to maturity. These marketable securities are carried at fair value, with unrealized gains and losses reported as accumulated other comprehensive income (loss) until realized. Any premium or discount on the cost of the securities is amortized or accreted to interest income. Realized gains and losses from the sale of available-for-sale securities, if any, are determined on a specific identification basis and are included in other income (expense). The Company’s marketable securities are classified as current assets, even though the stated maturity date may be one year or more beyond the current balance sheet date, which reflects management’s intention to use the proceeds from sales of these securities to fund its operations, as necessary.

The Company evaluates its marketable securities for impairment at the end of each reporting period. Factors considered in the evaluation include whether a decline in fair value below the amortized cost basis is due to credit-related factors or non-credit-related factors, the creditworthiness of the security issuer, the severity of the unrealized loss, and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. The Company records an allowance for credit losses on the balance sheet when unrealized losses are due to credit-related factors with a corresponding amount recorded in other income (expense). The Company did not record an allowance for credit losses related to its investment portfolio as of December 31, 2025 and 2024.

Concentration of Credit Risk

Substantially all of the Company’s cash and cash equivalents and short-term investments are held at three financial institutions. Due to the financial strength of the depository institutions, the Company believes these financial

AVENZO THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS- (Continued)

institutions represent minimal credit risk. The Company’s investment policy establishes guidelines for its investment portfolio that the Company believes minimizes its exposure to concentration of credit risk.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, which ranges between three to seven years. Construction-in-progress is not depreciated until the asset is ready for its intended use. Repairs and maintenance costs are charged to expense as incurred. Leasehold improvements are stated at cost and depreciated over the shorter of the estimated useful life or the remaining life of the lease at the time the asset is placed into service.

Leases

The Company determines whether a contract is, or contains, a lease at inception. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset during the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at lease commencement based on the estimated present value of unpaid lease payments over the lease term using the Company’s incremental borrowing rate applicable to the underlying asset unless the implicit rate is readily determinable. The Company’s incremental borrowing rate is determined based on the estimated rate of interest for collateralized borrowing over a similar term as the associated lease. ROU assets also include any lease payments made at or before lease commencement and any initial direct costs incurred, and exclude any lease incentives received.

The Company has elected the practical expedient to not separate non-lease components from lease components in calculating the amounts of ROU assets and lease liabilities for all underlying asset classes. Variable lease payments are expensed as incurred. The Company determines the lease term as the non-cancellable period of the lease, and may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Leases with a term of 12 months or less are not recognized on the balance sheets.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment and ROU assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its respective fair value. The Company did not recognize any impairment losses during the years ended December 31, 2025 and 2024.

Convertible Preferred Stock

The Company records convertible preferred stock at its respective issuance price, less issuance costs on the date of issuance. The convertible preferred stock is classified outside of permanent equity as temporary equity in the accompanying balance sheets. Although the convertible preferred stock is not redeemable, upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, holders of the convertible preferred stock may have the right to receive their liquidation preference prior to any distribution of the proceeds under the terms of the Company’s certificate of incorporation, as may be amended from time to time (the “Certificate of Incorporation”). The Company has not adjusted the carrying values of the convertible preferred stock to the liquidation preferences of such shares since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values will be made only when it becomes probable that such redemption will occur.

Research and Development Expenses and Accruals

Research and development (“R&D”) costs are expensed as incurred. R&D costs consist primarily of expenses incurred in connection with the preclinical and clinical development of product candidates, including expenses incurred under agreements with contract research organizations (“CROs”); the cost of consultants and contract manufacturing organizations that manufacture drug products for use in the preclinical studies and clinical trials;

AVENZO THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS- (Continued)

employee-related expenses, including salaries and related benefits, travel and stock-based compensation for employees engaged in R&D functions; and facilities-related costs.

The Company records the estimated costs for R&D activities based upon the estimated amount of services provided but not yet invoiced. The Company accrues the expenses for its clinical trial activities performed by third-party vendors, including CROs and clinical sites, based upon estimates of the proportion of work completed over the life of the individual clinical trial and patient enrollment rates in accordance with associated agreements. The Company determines the estimates by reviewing contracts and purchase orders, and through discussions with internal clinical development personnel and external service providers as to the progress or stage of completion of trials or services to identify services that have been performed on its behalf and the associated costs incurred for which the Company has not yet been invoiced. As actual costs become known, the Company adjusts its accruals accordingly. Payments for goods and services that will be used in future R&D activities are recorded as prepaid expenses and other current assets and recognized as expense in the period when the goods are consumed or services are performed.

Acquired In-Process Research and Development Expenses

Costs incurred in obtaining technology licenses are charged to acquired in-process research and development (“IPR&D”) expenses if the technology licensed has no alternative future use. Acquired IPR&D expenses include costs incurred in connection with asset acquisitions or in-license agreements for third-party intellectual property rights that have not received regulatory approval, including upfront payments, contingent milestone payments and related transaction costs. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved and the related consideration becomes payable.

Stock-Based Compensation Expense

The Company recognizes compensation expense for all share-based awards. For awards only subject to service conditions, the Company uses the straight-line attribution method for recognizing compensation expense over the requisite service period, which is generally the vesting period of the award. Forfeitures are recorded when they occur. For awards with performance vesting conditions, the Company evaluates the probability of achieving the performance condition at each reporting date. No compensation expense is recognized for awards subject to performance conditions until it is probable that the performance condition will be met. If the performance condition is probable of being achieved, the Company recognizes expense for such performance awards over the requisite service period, if any, using the accelerated attribution method.

The Company measures and recognizes compensation expense for share-based awards based on the estimated fair value of the award on the grant date. The fair value of stock options is estimated using the Black-Scholes option-pricing model. The determination of the estimated fair value of stock-based awards utilizing the Black-Scholes model is affected by the estimated fair value of the Company’s common stock and a number of assumptions, including the expected volatility of the Company’s stock price, the option’s expected life, risk-free interest rate and expected dividend yield.

Fair Value of Common Stock — The fair value of the common stock underlying the stock awards is determined by the Company’s Board of Directors (the “Board of Directors”). Since the Company’s common stock is not traded in a public stock market exchange, the Board of Directors considers numerous factors to determine the fair value of the Company’s common stock, including but not limited to, contemporaneous third-party valuations of common stock; the rights, preferences, and privileges of convertible preferred stock relative to common stock; the Company’s financial condition and operating results; the conditions of the biotechnology industry and the economy in general; the stock price performance and volatility of comparable public companies; and the lack of marketability of the Company’s common stock.

Expected Term — The Company uses the simplified method for estimating the expected term of options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option (generally 10 years).

AVENZO THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS- (Continued)

Expected Volatility — The expected volatility is estimated based on a study of selected publicly traded peer companies as the Company does not have any trading history for its common stock. The Company selected the peer group based on similarities in industry, stage of development, size and financial leverage with the Company’s principal business operations. For each grant, the Company measures historical volatility over a period equivalent to the expected life.

Risk-Free Interest Rate — The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues whose term is similar in duration to the expected term of the respective stock option.

Expected Dividend Yield — The Company has not paid and does not anticipate paying any dividends on its common stock in the foreseeable future. Accordingly, the Company has estimated the dividend yield to be zero.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the statements of operations in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process whereby (i) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

Net Loss Per Share

The Company considers all series of convertible preferred stock to be participating securities as they participate in any dividends declared by the Company. Net loss attributable to common stockholders is not allocated to convertible preferred stock as the holders of convertible preferred stock do not have a contractual obligation to share in losses.

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, without consideration for potentially dilutive shares of common stock. The Company has excluded unvested common stock subject to repurchase from the weighted average number of shares of common stock outstanding. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding and potentially dilutive securities outstanding for the period determined using the treasury stock and if-converted methods. Since the Company was in a loss position for the years ended December 31, 2025 and 2024, basic net loss per share is the same as diluted net loss per share as the inclusion of all potentially dilutive shares of common stock would have been anti-dilutive.

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted average shares outstanding because such securities have an anti-dilutive impact.

AVENZO THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS- (Continued)

	December 31,
	2025	2024
Convertible preferred stock	208,235,437	181,141,785
Common stock options	39,045,219	10,728,392
Unvested common stock subject to repurchase	2,192,984	5,482,456

Total	249,473,640	197,352,633

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker (“CODM”), or decision-making group, in making decisions regarding resource allocation and assessing performance. The Company operates and manages its business as one reportable segment, which is engaged in developing next-generation oncology therapies. The Company’s CODM is its President and Chief Executive Officer. In order to allocate resources, the CODM regularly reviews scientific data from clinical and preclinical studies, forecasted cash balances as well as budget and forecasted expenses to actual results. The CODM assesses performance for the segment based on net loss. The Company has not generated any product revenue since its inception. The measure of segment assets is reported on the balance sheet as total assets. All assets are held in the United States.

The following table reconciles the Company’s net loss, including the significant expense categories regularly provided to and reviewed by the CODM, as computed under U.S. GAAP, to the Company’s net loss in the statements of operations and comprehensive loss (in thousands):

	Year Ended December 31,
	2025	2024
Operating expenses:
Research and development (1)	$48,180	$19,045
Acquired in-process research and development	73,000	107,869
General and administrative (1)	13,824	10,245
Stock-based compensation	14,050	3,165

Total operating expenses	149,054	140,324

Loss from operations	(149,054)	(140,324)
Other income:
Interest income	8,892	6,954
Other income	8	—

Total other income, net	8,900	6,954

Net loss	$(140,154)	$(133,370)

(1)	Amounts exclude stock-based compensation expense.

Contingencies

The Company may be, from time to time, a party to various disputes and claims arising from normal business activities. The Company continually assesses litigation to determine if an unfavorable outcome would lead to a probable loss or reasonably possible loss which could be estimated. The Company accrues for all contingencies at the earliest date at which the Company deems it probable that a liability has been incurred and the amount of such liability can be reasonably estimated. If the estimate of a probable loss is a range and no amount within the range is more likely than another, the Company accrues the minimum of the range. In the cases where the Company believes that a reasonably possible loss exists, the Company discloses the facts and circumstances of the litigation, including an estimable range, if possible.

AVENZO THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS- (Continued)

Recently Adopted Accounting Standards

In September 2025, the Financial Accounting Standards Board (the “FASB”) issued an accounting standards update to refine the scope of derivative accounting and clarify the accounting for share-based noncash consideration from a customer. Among other provisions, the new standard excludes from the scope of derivative accounting non-exchange-traded contracts with underlyings that are based on the operations or activities of one of the parties to the contract. The guidance is effective for annual periods beginning after December 15, 2026, and interim periods within those annual periods, with early adoption permitted. The guidance may be applied on a prospective or modified retrospective basis. The Company early adopted the guidance for the year ended December 31, 2025. The adoption did not have a material impact on the Company’s financial statements.

In May 2025, the FASB issued an accounting standards update that amends the guidance for identifying the accounting acquirer in an acquisition achieved primarily through an exchange of equity interests in which the legal acquiree is a variable interest entity that meets the definition of a business. The amended guidance requires the consideration of the factors that are currently applied when identifying the accounting acquirer in an acquisition involving voting interest entities. The guidance is effective for annual periods beginning after December 15, 2026, and interim periods within those annual periods, with early adoption permitted. The guidance should be applied prospectively to acquisitions that occur on or after the effective date. The Company early adopted the guidance for the year ended December 31, 2025. The adoption did not have a material impact on the Company’s financial statements.

In December 2023, the FASB issued an accounting standards update that amends guidance on income tax disclosures and requires entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 for public business entities and for other entities, it is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The guidance should be applied prospectively but retrospective application is permitted. The Company early adopted the guidance for the year ended December 31, 2025 on a retrospective basis and included the required disclosures in Note 11 “Income Taxes”. The adoption did not have a material impact on the Company’s financial statements.

In November 2023, the FASB issued an accounting standards update that requires entities to provide disclosures of significant segment expenses and other segment items and to provide all disclosures about a reportable segment’s profit or loss and assets in interim periods. The guidance is effective for annual periods beginning after December 15, 2023, and interim periods beginning after December 15, 2024, with early adoption permitted. The guidance is applied retrospectively. The Company adopted the guidance for the year ended December 31, 2024. The adoption did not have a material impact on the Company’s financial statements and related disclosures.

New Accounting Standards Not Yet Adopted

In September 2025, the FASB issued an accounting standards update to modernize the accounting for costs related to internal-use software. The new standard removes all references to project stages under the existing standard and requires entities to begin capitalizing software costs when management with relevant authority authorizes and commits to funding a computer software project, and it is probable that the project will be completed and the software will be used to perform the function intended. The guidance is effective for annual periods beginning after December 15, 2027, and interim periods within those annual periods, with early adoption permitted. The guidance may be applied using a prospective, retrospective or modified transition approach. The Company is currently evaluating the potential impact of adopting the guidance on the Company’s financial statements.

In November 2024, the FASB issued an accounting standards update to require disclosure, on an annual and interim basis, disaggregated information about certain income statement expense line items. The guidance is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. Entities are required to apply the guidance prospectively and may apply it retrospectively. The Company is currently evaluating the potential impact of adopting the guidance on the Company’s financial statements.

AVENZO THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS- (Continued)

3. Collaboration and License Agreements

Allorion Agreement

On January 3, 2024, the Company entered into a collaboration and license agreement (the “Allorion Agreement”) with Allorion Therapeutics Inc. (“Allorion”), pursuant to which Allorion granted the Company an exclusive license to develop, manufacture and commercialize products containing Allorion’s selective cyclin-dependent kinase 2 (“CDK2”) inhibitor program globally, excluding Mainland China, Hong Kong, Macau and Taiwan (the “Avenzo Territory”). As part of the Allorion Agreement, Allorion granted the Company an exclusive option to obtain an exclusive license to Allorion’s selective cyclin-dependent kinase 4 (“CDK4”) inhibitor program in the Avenzo Territory. Under the Allorion Agreement, Allorion is responsible for conducting certain preclinical development activities for the CDK4 inhibitor program, subject to reimbursement by the Company up to a predetermined cap. Except for Allorion’s conduct of such preclinical development activities for the CDK4 inhibitor program, the Company is solely responsible for the development and commercialization of licensed products in the Avenzo Territory at its own expense. The Company will be responsible for the manufacture and supply of licensed products for development and commercialization in the Avenzo Territory and will also be responsible for the manufacture and supply of licensed products to Allorion for use in clinical trials outside the Avenzo Territory, pursuant to clinical supply agreements between the parties relating to each licensed product.

In the first quarter of 2024, the Company made an upfront payment to Allorion of $40.0 million pursuant to the Allorion Agreement, which was recorded as acquired IPR&D expense. In the second quarter of 2025, the Company exercised the exclusive option to the CDK4 inhibitor program and made a $15.0 million option exercise payment and a $7.5 million milestone payment upon the achievement of a specified development milestone, both of which were recorded as acquired IPR&D expense. In the third quarter of 2025, the Company recorded $7.5 million as acquired IPR&D expense upon the achievement of a specified development milestone, which was paid in the fourth quarter of 2025. These payments were expensed because the underlying technology had not yet received regulatory approval and had no alternative future use. During 2025 and 2024, the Company recorded $4.6 million and $5.4 million, respectively, as R&D expense related to reimbursement of preclinical development activities for the CDK4 inhibitor program. The preclinical development activities for the CDK4 inhibitor program were completed during 2025.

Under the Allorion Agreement, Allorion is eligible to receive development, regulatory and sales milestone payments of up to approximately $1.4 billion across both programs, as well as tiered percentage royalties ranging from the mid-single digits to the low-teens on applicable annual net sales, subject to customary deductions, in the Avenzo Territory. The royalty term for each licensed product in a licensed program in each country extends from the first commercial sale of the first licensed product in such licensed program in such country until the latest of: (i) expiration of the last-to-expire valid claim in specified patents covering the composition of matter of such first licensed product or its approved use in such country; (ii) expiration of the regulatory exclusivity for such first licensed product in such country; or (iii) 10 years after the date of the first commercial sale of such first licensed product in such country. The Allorion Agreement includes customary termination provisions, including the Company’s right to terminate the Allorion Agreement, in its entirety or on a licensed program-by-licensed program or region-by-region basis, by providing advance written notice to Allorion.

AVENZO THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS- (Continued)

VelaVigo Agreement

On November 16, 2024, the Company entered into a collaboration, option and license agreement (the “VelaVigo Agreement”) with VelaVigo (Shanghai) Limited (“VelaVigo”), pursuant to which VelaVigo granted the Company an exclusive option to obtain an exclusive license to VelaVigo’s nectin cell adhesion molecule 4/trophoblast cell-surface antigen 2 (“Nectin4/TROP2”) antibody-drug conjugates (“ADCs”) in the Avenzo Territory. Under the VelaVigo Agreement, VelaVigo is responsible for conducting certain preclinical development activities, at VelaVigo’s own cost, for the Nectin4/TROP2 ADC program. Except for VelaVigo’s conduct of such preclinical development activities for the Nectin4/TROP2 ADC program, the Company is solely responsible for the development and commercialization of licensed products in the Avenzo Territory at its own expense. VelaVigo will be responsible for the manufacture and supply of licensed products to the Company until the Company assumes responsibility for such manufacture and supply in the Avenzo Territory.

In January 2025, the Company made an upfront payment to VelaVigo of $17.0 million, which was recorded as acquired IPR&D expense in 2024 upon the execution of the VelaVigo Agreement, and the related liability is included in “Accrued acquired in-process research and development expenses” as of December 31, 2024. In the third quarter of 2025, the Company exercised the exclusive option to the Nectin4/TROP2 ADC program and made a $28.0 million option exercise payment, which was recorded as acquired IPR&D expense. In the third quarter of 2025, the Company recorded $5.0 million as acquired IPR&D expense upon the achievement of a specified development milestone, which was paid in the fourth quarter of 2025. In the second quarter of 2026, the Company recorded $5.0 million as acquired IPR&D expense upon the achievement of a specified development milestone, which will be paid in the third quarter of 2026. These payments were expensed because the technology had not yet received regulatory approval and had no alternative future use.

Under the VelaVigo Agreement, VelaVigo is eligible to receive development, regulatory and sales milestone payments of up to approximately $750.0 million, as well as tiered percentage royalties ranging from the mid-single to low-double digits on applicable annual net sales, subject to customary deductions, in the Avenzo Territory. The royalty term for each licensed product in each country extends from the first commercial sale of such licensed product in such country until the latest of: (i) expiration of the last-to-expire valid claim in the licensed patents covering the composition of matter of such licensed product or its approved use in such country; (ii) expiration of the regulatory exclusivity for such licensed product in such country; or (iii) 10 years after the date of the first commercial sale of such licensed product in such country. The VelaVigo Agreement includes customary termination provisions, including the Company’s right to terminate the VelaVigo Agreement in its entirety or on a licensed product-by-licensed product or country-by-country basis by providing advance written notice to VelaVigo.

DualityBio Agreement

On December 23, 2024, the Company entered into a collaboration and license agreement (the “DualityBio Agreement”) with Duality Biologics (Suzhou) Co., Ltd. (“DualityBio”), pursuant to which DualityBio granted the Company an exclusive license to develop, manufacture and commercialize products containing DualityBio’s epidermal growth factor receptor/human epidermal growth factor receptor 3 (“EGFR/HER3”) ADCs in the Avenzo Territory. Under the DualityBio Agreement, DualityBio is responsible for conducting certain preclinical development activities at DualityBio’s own cost. Except for DualityBio’s conduct of such preclinical development activities for the EGFR/ HER3 ADC program, the Company is solely responsible for the development and commercialization of licensed products in the Avenzo Territory at its own expense. DualityBio will manufacture and supply licensed products to the Company until the Company assumes responsibility for such manufacture and supply in the Avenzo Territory.

In January 2025, the Company made an upfront payment to DualityBio of $50.0 million, which was recorded as acquired IPR&D expense in 2024 upon the execution of the DualityBio Agreement, and the related liability is included in “Accrued acquired in-process research and development expenses” as of December 31, 2024. In the second quarter of 2025, the Company made a $10.0 million milestone payment to DualityBio upon the achievement

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NOTES TO FINANCIAL STATEMENTS- (Continued)

of a specified development milestone, which was recorded as acquired IPR&D expense. These payments were expensed because the technology had not yet received regulatory approval and had no alternative future use.

Under the DualityBio Agreement, DualityBio is eligible to receive development, regulatory and sales milestone payments of up to approximately $1.15 billion, as well as tiered percentage royalties ranging from the mid-single digits to the low-teens on applicable annual net sales, subject to customary deductions, in the Avenzo Territory. The DualityBio Agreement will continue in effect until expiration of the last royalty term with respect to licensed products in any country in the Avenzo Territory, unless terminated earlier in accordance with its terms. The royalty term for each licensed product in each country extends from the first commercial sale of such licensed product in such country until the latest of: (i) expiration of the last-to-expire valid claim in the licensed patents covering the composition of matter of such licensed product or its approved use in such country, subject to specified exceptions; (ii) expiration of the regulatory exclusivity for such licensed product in such country; or (iii) 10 years after the date of the first commercial sale of such licensed product in such country. The DualityBio Agreement includes customary termination provisions, including the Company’s right to terminate the DualityBio Agreement, in its entirety or on a licensed product-by-licensed product or country-by-country basis, by providing advance written notice to DualityBio.

The Company incurred an aggregate of approximately $0.9 million of transaction costs in 2024 related to these collaboration and license agreements, which were included in acquired IPR&D expenses.

4. Marketable Securities

The Company invests its excess cash in marketable securities, including debt instruments of financial institutions and corporations with investment grade credit ratings, government securities, commercial paper and time deposits.

At December 31, 2025, marketable securities consisted of the following (in thousands):

	Maturity	Amortized	Unrealized
	in Years	Cost	Gains	Losses	Fair Value
U.S. Treasuries	1 year or less	$95,546	$51	$(2)	$95,595
Commercial paper	1 year or less	17,306	—	(1)	17,305

Total marketable securities		$112,852	$51	$(3)	$112,900

At December 31, 2024, marketable securities consisted of the following (in thousands):

	Maturity	Amortized	Unrealized
	in Years	Cost	Gains	Losses	Fair Value

U.S. Treasuries	1 year or less	$105,069	$30	$(12)	$105,087
Commercial paper	1 year or less	19,954	3	(10)	19,947
Time deposits	1 year or less	2,059	1	—	2,060

Total marketable securities		$127,082	$34	$(22)	$127,094

The Company regularly reviews the securities in an unrealized loss position. As of December 31, 2025 and 2024, the Company did not record an allowance for credit losses related to its investment portfolio.

5. Fair Value Measurements

The Company determines the fair value of financial assets and liabilities using three levels of inputs as follows:

Level 1 - Observable inputs such as quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 - Inputs (other than quoted market prices included in Level 1) that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instrument’s anticipated life; and

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NOTES TO FINANCIAL STATEMENTS- (Continued)

Level 3 - Unobservable inputs for assets or liabilities and include little or no market activity.

The carrying amounts of cash, prepaid expenses and other current assets, accounts payable, and accrued liabilities approximate fair value due to the short-term nature of these financial instruments. The Company’s financial assets subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows (in thousands):

	Fair Value Measurements at December 31, 2025
	Level 1	Level 2	Level 3	Total
Money market funds	$53,063	$—	$—	$53,063
U.S. Treasuries	95,595	—	—	95,595
Commercial paper	—	17,305	—	17,305

Total cash equivalents and marketable securities	$148,658	$17,305	$—	$165,963

	Fair Value Measurements at December 31, 2024
	Level 1	Level 2	Level 3	Total
Money market funds	$47,030	$—	$—	$47,030
U.S. Treasuries	105,087	—	—	105,087
Commercial paper	—	19,947	—	19,947
Time deposits	—	2,060	—	2,060

Total cash equivalents and marketable securities	$152,117	$22,007	$—	$174,124

6. Balance Sheet Details

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2025	2024
Computer equipment and software	$239	$223
Furniture and fixtures	1,344	1,015
Leasehold improvements	58	—
Construction-in-progress	—	86

Property and equipment	1,641	1,324
Less: accumulated depreciation	(560)	(296)

Property and equipment, net	$1,081	$1,028

Depreciation expense for the years ended December 31, 2025 and 2024 was $0.3 million and $0.2 million, respectively.

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,
	2025	2024
Accrued research and development expenses	$5,727	$2,089
Accrued compensation and related expenses	5,807	3,965
Other	96	272

Accrued expenses and other current liabilities	$11,630	$6,326

AVENZO THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS- (Continued)

7. Commitments and Contingencies

Operating Leases

The Company leases office space under a lease agreement (the “Lease Agreement”) that expires in August 2031 with an option to extend the lease for five years, which was not included in the determination of the lease term as it was not reasonably certain that the Company would exercise this option.

Operating lease costs for the years ended December 31, 2025 and 2024 were $1.5 million and $1.1 million, respectively. Variable lease costs representing the Company’s share of the operating expenses and utility costs of the leased properties were $0.1 million for the year ended December 31, 2025. Variable lease costs were de minimis for the year ended December 31, 2024. Cash paid for amounts included in the measurement of operating lease liabilities was $1.2 million and $0.8 million for the years ended December 31, 2025 and 2024, respectively.

The Company’s operating leases had a weighted-average remaining lease term of 5.7 years and 6.7 years, and a weighted-average discount rate of 7.1% and 7.0%, as of December 31, 2025 and 2024, respectively.

Maturities of operating lease liabilities as of December 31, 2025 were as follows (in thousands):

2026	$1,378
2027	1,535
2028	1,588
2029	1,658
2030	1,711
Thereafter	1,177

Total future lease payments	9,047
Less: imputed interest	(1,592)

Total operating lease liability	$7,455

Remaining lease term	5.7 years

Under the terms of the Lease Agreement, the Company is required to maintain a cash collateralized letter of credit for the benefit of the landlord in the amount of $1.0 million, which is included in other assets on the Company’s balance sheets.

8. Convertible Preferred Stock

In September 2022, the Company entered into a Series A preferred stock purchase agreement with certain investors (as may be amended from time to time, the “Series A SPA”), pursuant to which the Company agreed to sell and issue to each investor a number of shares of the Company’s Series A convertible preferred stock, $0.0001 par value per share, at a purchase price of $2.0225 per share, in multiple closings, at such time as a majority of the members of the Board of Directors may determine.

Under the terms of the Series A SPA, the initial closings occurred in September and October 2022 and the Company issued a total of 17,058,096 shares of Series A convertible preferred stock for aggregate gross proceeds of $34.5 million. The second closing occurred in February 2024 and the Company issued a total of 33,868,975 shares of Series A convertible preferred stock for aggregate gross proceeds of $68.5 million. The third and final closing occurred in November 2024 and the Company issued a total of 33,868,975 shares of Series A convertible preferred stock for aggregate gross proceeds of $68.5 million. The Company incurred issuance costs of $0.3 million in 2022 and $0.2 million in 2024, which were recorded as a reduction of the carrying value of the convertible preferred stock.

AVENZO THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS- (Continued)

In March 2023, the Company entered into a Series A-1 preferred stock purchase agreement with certain investors (as may be amended from time to time, the “Series A-1 SPA”), pursuant to which the Company agreed to sell and issue to each investor a number of shares of the Company’s Series A-1 convertible preferred stock, $0.0001 par value per share, at a purchase price of $2.2248 per share, in multiple closings, at such time as a majority of the members of the Board of Directors may determine.

Under the terms of the Series A-1 SPA, the first closing occurred in March 2023 and the Company issued a total of 2,247,393 shares of Series A-1 convertible preferred stock for aggregate gross proceeds of $5.0 million. The second closings occurred in February and March 2024 and the Company issued a total of 51,847,357 shares of Series A-1 convertible preferred stock for aggregate gross proceeds of $115.4 million. The third and final closing occurred in November 2024 and the Company issued a total of 42,250,989 shares of Series A-1 convertible preferred stock for aggregate gross proceeds of $94.0 million. The Company incurred issuance costs of $0.1 million in 2023 and $0.5 million in 2024, which were recorded as a reduction of the carrying value of the convertible preferred stock.

The Company determined its potential obligation to issue additional shares of the Series A and Series A-1 convertible preferred stock in the second and third closings under the Series A SPA and Series A-1 SPA did not meet the definition of a freestanding financial instrument and did not require bifurcation.

In August 2025, the Company entered into a Series B preferred stock purchase agreement with certain investors (the “Series B SPA”), pursuant to which the Company agreed to sell and issue to each investor a number of shares of the Company’s Series B convertible preferred stock, $0.0001 par value per share, at a purchase price of $2.2248 per share, in multiple closings.

Under the terms of the Series B SPA, the closings occurred in August and September 2025 and the Company issued a total of 27,093,652 shares of Series B convertible preferred stock for aggregate gross proceeds of $60.3 million. The Company incurred issuance costs of $0.5 million in 2025, which were recorded as a reduction of the carrying value of the convertible preferred stock.

The Company had the following convertible preferred stock issued and outstanding as of December 31, 2025:

	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference (in thousands)	Carrying Value (in thousands)
Series
Series A	84,796,046	84,796,046	$171,500	$171,024
Series A-1	96,345,739	96,345,739	214,350	213,712
Series B	33,710,895	27,093,652	60,278	59,794

	214,852,680	208,235,437	$446,128	$444,530

The Company had the following convertible preferred stock issued and outstanding as of December 31, 2024:

	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference (in thousands)	Carrying Value (in thousands)
Series
Series A	84,796,046	84,796,046	$171,500	$171,024
Series A-1	96,345,739	96,345,739	214,350	213,712

	181,141,785	181,141,785	$385,850	$384,736

The holders of the convertible preferred stock have the following rights and preferences:

Voting Rights

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company, each holder of outstanding shares of the convertible preferred stock is entitled to cast

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NOTES TO FINANCIAL STATEMENTS- (Continued)

the number of votes equal to the number of whole shares of Class A common stock into which the shares of the convertible preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends

The holders of outstanding shares of convertible preferred stock are entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available, dividends at the rate of 8% of the applicable original issue price for each share of convertible preferred stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of common stock payable in shares of common stock). The right to receive dividends on shares of convertible preferred stock is not cumulative, and no right to dividends is accrued to holders of convertible preferred stock by reason of the fact that dividends on said shares are not declared. As of December 31, 2025, no dividends have been declared.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of convertible preferred stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a deemed liquidation event, the holders of shares of convertible preferred stock then outstanding are entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds, as applicable, before any payment shall be made to the holders of common stock, an amount per share equal to the greater of (i) the applicable original issue price, plus any dividends declared but unpaid or (ii) such amount per share as would have been payable had all shares of the applicable series of convertible preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If upon such liquidation, dissolution, winding up or deemed liquidation event, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of convertible preferred stock the full amount to which they are entitled, the holders of the shares of convertible preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. After payment in full of all liquidation amounts required to be paid to the holders of convertible preferred stock, the remaining assets of the Company available for distribution to its stockholders, or in the case of a deemed liquidation event, the consideration not payable to the holders of shares of convertible preferred stock or the remaining available proceeds shall be distributed to the holders of shares of common stock, pro rata based on the number of shares held by each such holder.

Conversion

Each share of convertible preferred stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A common stock, or subject to and in accordance with the provisions of the Certificate of Incorporation, Class B common stock, as applicable, on a one-for-one basis initially, subject to certain anti-dilution adjustments.

Upon either (a) the closing of the sale of shares of common stock to the public at a price of at least three times the original issue price of the Series A convertible preferred stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock), in a firm-commitment underwritten public offering approved by the Board of Directors, including the approval of a majority of the preferred directors, pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $100 million of gross proceeds to the Company, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 55% of the outstanding shares of convertible preferred stock, voting together on an as-converted to Class A common stock basis, then (i) all outstanding shares of convertible preferred stock shall automatically be converted into shares of Class A common stock or, subject to the provisions of the Certificate of Incorporation, Class B common stock, as applicable, at the then effective conversion rate and (ii) such shares may not be reissued by the Company.

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NOTES TO FINANCIAL STATEMENTS- (Continued)

Redemption

The convertible preferred stock is not redeemable at the option of the holder or the Company, except for the contingent redemption upon the occurrence of a deemed liquidation event as defined in the Company’s Certificate of Incorporation. The Company has classified the convertible preferred stock as temporary equity on the accompanying balance sheets as these shares could be redeemed upon the occurrence of certain change in control events that are outside of the Company’s control.

9. Stockholders’ Deficit

Common Stock

As of December 31, 2025 and 2024, the Company’s Certificate of Incorporation authorized the Company to issue up to 285,000,000 and 240,000,000 shares, respectively, of Class A common stock at a par value of $0.0001 per share, and up to 11,749,783 and 10,452,910 shares, respectively, of non-voting Class B common stock at a par value of $0.0001 per share (Class A common stock and Class B common stock, collectively referred to as “Common Stock”).

Subject to the rights of the holders of convertible preferred stock, the holders of Common Stock are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors. The holders of Class A common stock are entitled to one vote for each share of Class A common stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of Class B common stock are not entitled to vote. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of convertible preferred stock.

Founder Common Stock

In August 2022, the Company issued 13,157,893 shares of its common stock to certain employees, including its founders, (each a “Purchaser”) at a purchase price of $0.0001 per share (the “Founder Common Stock”), which were reclassified as Class A common stock in September 2022. Shares of Founder Common Stock vest 25% after one year from the issuance date and monthly thereafter over the remaining three-year period. As of December 31, 2025 and 2024, 2,192,984 shares and 5,482,456 shares, respectively, of Founder Common Stock were unvested and subject to repurchase by the Company at the lower of the original purchase price or the fair market value of the stock as of the date of the repurchase in the event the Purchaser is no longer providing services to the Company. The repurchase liability for Founder Common Stock was nominal as of December 31, 2025 and 2024. For accounting purposes, unvested shares of common stock subject to repurchase are not considered outstanding.

A summary of the Company’s unvested shares of Founder Common Stock is as follows:

Unvested shares of Founder Common Stock as of December 31, 2023	8,771,930
Shares vested	(3,289,474)

Unvested shares of Founder Common Stock as of December 31, 2024	5,482,456
Shares vested	(3,289,472)

Unvested shares of Founder Common Stock as of December 31, 2025	2,192,984

2022 Equity Incentive Plan

The Company’s 2022 Equity Incentive Plan, as amended from time to time (the “Plan”), provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards of the Company’s Class A common stock to employees, directors and consultants. As of December 31, 2025, the Plan had 4,683,551 total shares available for issuance.

AVENZO THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS- (Continued)

Stock Options

Stock options granted generally expire ten years from the date of grant. Stock options granted to employees generally vest over a four-year period with 25% of the shares vesting on the first anniversary of the vesting commencement date and monthly thereafter. Stock options granted to non-employee directors generally vest monthly over a three-year period. The Plan allows for early exercise of stock options prior to full vesting, which may be subject to repurchase by the Company.

The following table summarizes stock option activity under the Plan for the year ended December 31, 2025:

	Number of Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance at December 31, 2024	10,728,392	$0.96	9.2	$1,022
Options granted	28,978,487	1.06
Options exercised	(19,613)	1.02
Options forfeited/cancelled	(642,047)	0.91

Balance at December 31, 2025	39,045,219	$1.04	9.0	$1,602

Exercisable at December 31, 2025	39,045,219	$1.04	9.0	$1,602

Vested and expected to vest at December 31, 2025	39,045,219	$1.04	9.0	$1,602

The weighted-average grant-date fair value of stock options was $0.72 and $0.73 for the years ended December 31, 2025 and 2024, respectively. The total grant date fair value of stock options vested was $13.8 million and $2.3 million during the years ended December 31, 2025 and 2024, respectively. The total intrinsic value of stock options exercised in 2025 was de minimis. As of December 31, 2025, total unrecognized compensation expense related to unvested stock options was $10.6 million, which is expected to be recognized over a weighted-average term of 2.4 years.

The fair value of the stock options granted during 2025 and 2024 was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,
	2025	2024
Risk-free interest rate	3.73%–4.38%	4.05%–4.49%
Expected volatility	75.11%–80.98%	75.84%–80.64%
Expected term (in years)	5.10–6.08	6.08
Expected dividend yield	—	—

Stock-based Compensation Expense

Stock-based compensation expense recognized is presented in the statements of operations and comprehensive loss as follows (in thousands):

	Year Ended December 31,
	2025	2024
Research and development	$3,639	$853
General and administrative	10,411	2,312

Total stock-based compensation expense	$14,050	$3,165

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NOTES TO FINANCIAL STATEMENTS- (Continued)

Common Stock Reserved for Future Issuance

As of December 31, 2025 and 2024, common stock reserved for future issuance consisted of the following:

	December 31,
	2025	2024
Conversion of outstanding convertible preferred stock	208,235,437	181,141,785
Stock options outstanding	39,045,219	10,728,392
Shares available for future issuance under the Plan	4,683,551	23,559,786

Total common stock reserved	251,964,207	215,429,963

10. Defined Contribution Benefit Plan

The Company sponsors a 401(k) retirement plan, in which all of its full-time employees are eligible to participate. Participants may contribute a percentage of their annual compensation to this plan, subject to statutory limitations. The Company recorded expenses of $0.5 million and $0.2 million, respectively, as matching contributions for the years ended December 31, 2025 and 2024.

11. Income Taxes

Loss before provision for income tax is summarized as follows (in thousands):

	Year Ended December 31,
	2025	2024
United States	$(140,154)	$(133,370)
Foreign	—	—

Total	$(140,154)	$(133,370)

A reconciliation of the Company’s income tax expense (benefit) to the amount computed by applying the federal statutory income tax rate is as follows:

	Year Ended December 31,
	2025		2024
	Amount (in thousands)	Percent	Amount (in thousands)	Percent
U.S. federal statutory rate	$(29,433)	21.0%	$(28,008)	21.0%
State and local income taxes, net of federal income tax effect (a)	—	—%	—	—%
Tax credits
Research and development tax credits	(2,207)	1.6%	(516)	0.4%
Other	(13)	—%	(13)	—%
Changes in valuation allowance	30,669	(21.8)%	28,270	(21.2)%
Nontaxable and nondeductible items
Other	520	(0.4)%	227	(0.2)%
Changes in unrecognized tax benefits	496	(0.4)%	29	—%
Other adjustments	(32)	—%	11	—%

Effective tax rate	$—	—%	$—	—%

(a)	Due to net operating losses and a full valuation allowance, the Company is not subject to state income tax other than negligible minimum state tax.

AVENZO THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS- (Continued)

The Company made no material income tax payments during 2024 or 2025 for any jurisdiction due to the net operating loss.

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards. Significant components of the Company’s net deferred tax assets are as follows (in thousands):

	Year Ended December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$12,611	$2,384
Tax credits	2,749	696
Accruals and reserves	1,082	762
Stock-based compensation expense	2,947	446
Capitalized research and development	6,168	4,312
Lease liabilities	1,594	1,576
Intangibles	36,308	22,194
Other	104	103

Total deferred tax assets	63,563	32,473
Deferred tax liabilities:
Fixed assets	(112)	(141)
Right-of-use assets	(1,525)	(1,549)

Total deferred tax liabilities	(1,637)	(1,690)
Less: valuation allowance	(61,926)	(30,783)

Net deferred tax assets	$—	$—

The deferred income tax assets have been fully offset by a valuation allowance, as realization is dependent on future earnings, if any, the timing and amount of which are uncertain. The net valuation allowance increased by $31.1 million in 2025.

The Company’s accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of its net deferred tax assets. The Company primarily considered such factors as its history of operating losses, the nature of the Company’s deferred tax assets, and the timing, likelihood, and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible. At present, the Company does not believe that it is more likely than not that the deferred tax assets will be realized; accordingly, a full valuation allowance has been established and no deferred tax asset is shown in the accompanying balance sheets.

As of December 31, 2025 and 2024, the Company had federal net operating loss carryforwards of $57.8 million and $9.2 million, respectively, available to reduce future taxable income. The Company also had California net operating loss carryforwards of $6.3 million as of December 31, 2025 and 2024, and other state net operating loss carryforwards of approximately $0.8 million and $28,000, respectively, as of December 31, 2025 and 2024. The federal net operating loss carryforwards generated after 2017 of $57.8 million does not expire. California net operating loss carryforwards will begin to expire in 2042. Other state net operating loss carryforwards will begin to expire in 2029.

As of December 31, 2025, the Company had federal research and development tax credit carryforwards of $2.7 million, which will begin to expire in 2044, if not utilized. The Company had California research and development credit carryforwards of $0.8 million, which will not expire.

AVENZO THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS- (Continued)

Pursuant to Internal Revenue Code (“IRC”) Sections 382 and 383, annual use of the Company’s net operating loss and research and development credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed an IRC Section 382/383 analysis regarding the limitation of net operating loss and research and development credit carryforwards. The Company’s ability to use its remaining net operating loss and tax credit carryforwards may be further limited if the Company experiences a Section 382 ownership change in connection with future changes in its stock ownership, including as a result of the Transaction described in Note 12. Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not impact the Company’s effective tax rate.

The following table reconciles the beginning and ending amounts of gross unrecognized tax benefits for the years presented (in thousands):

	2025	2024
Beginning balance	$58	$12
Additions from tax positions taken in current year	611	46
Additions from tax positions taken in prior years	15	—

Ending balance	$684	$58

The Company had unrecognized tax benefits of $0.7 million and $58,000 as of December 31, 2025 and 2024, respectively. Due to the existence of the valuation allowance, future changes in unrecognized tax benefits would have no effect on the Company’s effective tax rate. The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. For the years ended December 31, 2025 and 2024, the Company has not recorded any interest or penalties related to income tax matters.

The Company is subject to taxation in the United States, the State of California, and various other states. The Company’s tax years for 2022 and forward are subject to examination by the federal and various state tax authorities due to the carryforward of unutilized net operating losses and research and development credits. The Company is not currently under examination by any tax authority.

12. Subsequent Events

The Company has evaluated subsequent events that have occurred since December 31, 2025, and through July 15, 2026, the date the financial statements were issued. After review and evaluation, management has concluded that there were no material subsequent events as of the date that the financial statements were available to be issued, other than as disclosed within the accompanying notes to the financial statements.

On May 31, 2026, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Rallybio Corporation, a Delaware corporation (“Rallybio”), and its wholly-owned subsidiary, Farmington Merger Sub, Inc. (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including the approval of the stockholders of each of Rallybio and the Company, Merger Sub will be merged with and into Avenzo, with Avenzo surviving as a wholly owned subsidiary of Rallybio (the “Merger”). In connection with the Merger, the Company entered into subscription agreements with certain investors for a concurrent private placement financing of $215.0 million in gross proceeds (the “Concurrent Financing” and, together with the Merger, the “Transaction”). The Transaction is expected to close in the fourth quarter of 2026, subject to the satisfaction or waiver of customary closing conditions. There can be no assurance that the Transaction will be completed on the terms described, or at all.

AVENZO THERAPEUTICS, INC.

CONDENSED BALANCE SHEETS

(in thousands, except share and per share data)

	March 31, 2026	December 31, 2025
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$64,758	$70,006
Short-term investments	94,543	112,900
Prepaid expenses and other current assets	9,858	7,075

Total current assets	169,159	189,981
Property and equipment, net	1,015	1,081
Operating lease right-of-use assets	6,892	7,153
Other assets	966	966

Total assets	$178,032	$199,181

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Liabilities:
Current liabilities:
Accounts payable	$915	$508
Accrued expenses and other current liabilities	6,287	11,630
Operating lease liabilities, current	1,342	1,333

Total current liabilities	8,544	13,471
Operating lease liabilities, non-current	5,867	6,122

Total liabilities	14,411	19,593

Commitments and contingencies
Convertible preferred stock, $0.0001 par value; 214,852,680 shares authorized; 208,235,437 shares issued and outstanding at March 31, 2026 and December 31, 2025; liquidation preference of $446,128 at March 31, 2026 and December 31, 2025	444,530	444,530
Stockholders’ deficit:
Class A common stock, $0.0001 par value; 285,000,000 shares authorized; 13,277,506 and 13,177,506 shares issued and outstanding at March 31, 2026 and December 31, 2025, respectively	1	1
Class B common stock, $0.0001 par value; 11,749,783 shares authorized; none issued and outstanding at March 31, 2026 and December 31, 2025	—	—
Additional paid-in capital	19,044	17,308
Accumulated other comprehensive (loss) income	(30)	48
Accumulated deficit	(299,924)	(282,299)

Total stockholders’ deficit	(280,909)	(264,942)

Total liabilities, convertible preferred stock and stockholders’ deficit	$178,032	$199,181

See accompanying notes.

AVENZO THERAPEUTICS, INC.

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

(unaudited)

	Three Months Ended March 31,
	2026	2025
Operating expenses:
Research and development	$14,465	$9,639
General and administrative	4,740	8,952

Total operating expenses	19,205	18,591

Loss from operations	(19,205)	(18,591)
Other income:
Interest income	1,580	2,693
Other expense	—	(1)

Total other income, net	1,580	2,692

Net loss	(17,625)	(15,899)
Unrealized loss on marketable securities, net of tax	(78)	(15)

Comprehensive loss	$(17,703)	$(15,914)

Net loss per share attributable to common stockholders, basic and diluted	$(1.54)	$(1.97)

Weighted-average common shares outstanding, basic and diluted	11,459,099	8,082,234

See accompanying notes.

AVENZO THERAPEUTICS, INC.

CONDENSED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

(unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2025	208,235,437	$444,530	10,984,522	$1	$17,308	$48	$(282,299)	$(264,942)
Vesting of founder shares	—	—	822,369	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	100,000	—	62	—	—	62
Stock-based compensation expense	—	—	—	—	1,674	—	—	1,674
Net loss	—	—	—	—	—	—	(17,625)	(17,625)
Unrealized loss on marketable securities, net of tax	—	—	—	—	—	(78)	—	(78)

Balance at March 31, 2026	208,235,437	$444,530	11,906,891	$1	$19,044	$(30)	$(299,924)	$(280,909)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2024	181,141,785	$384,736	7,675,437	$1	$3,238	$12	$(142,145)	$(138,894)
Vesting of founder shares	—	—	822,368	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	7,020	—	—	7,020
Net loss	—	—	—	—	—	—	(15,899)	(15,899)
Unrealized loss on marketable securities, net of tax	—	—	—	—	—	(15)	—	(15)

Balance at March 31, 2025	181,141,785	$384,736	8,497,805	$1	$10,258	$(3)	$(158,044)	$(147,788)

See accompanying notes.

AVENZO THERAPEUTICS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2026	2025
Cash flows from operating activities:
Net loss	$(17,625)	$(15,899)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	1,674	7,020
Depreciation	66	55
Accretion of discounts and amortization of premiums on short-term investments, net	(692)	(1,054)
Non-cash operating lease expense	262	221
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(2,783)	181
Accounts payable	454	99
Operating lease liabilities	(246)	(132)
Accrued expenses and other current liabilities	(5,343)	(2,573)

Net cash used in operating activities	(24,233)	(12,082)

Cash flows from investing activities:
Proceeds from maturities of short-term investments	31,000	19,809
Purchases of short-term investments	(12,030)	(44,703)
Purchases of property and equipment	—	(185)
Acquired in-process research and development assets	—	(67,030)

Net cash provided by (used in) investing activities	18,970	(92,109)

Cash flows from financing activities:
Proceeds from issuance of common stock upon exercise of stock options	62	—
Convertible preferred stock issuance costs	(47)	—

Net cash provided by financing activities	15	—

Net decrease in cash, cash equivalents and restricted cash	(5,248)	(104,191)
Cash, cash equivalents and restricted cash at beginning of period	70,972	209,941

Cash, cash equivalents and restricted cash at end of period	$65,724	$105,750

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$1

See accompanying notes.

AVENZO THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

1. Organization

Description of Business

Avenzo Therapeutics, Inc. (the “Company”) is a clinical-stage biotechnology company dedicated to developing next-generation oncology therapies. The Company was incorporated in the State of Delaware in August 2022 and has its headquarters in San Diego, California.

Liquidity and Capital Resources

The Company has devoted substantially all of its efforts and resources since its inception to organizing and staffing the Company, business planning, raising capital, licensing key intellectual property rights, conducting preclinical studies and, more recently, clinical trials and providing general and administrative support for these operations.

The accompanying unaudited condensed financial statements have been prepared on a basis that assumes the Company will continue as a going concern. As of March 31, 2026, the Company had cash, cash equivalents and short-term investments of $159.3 million and an accumulated deficit of $299.9 million. The Company has funded its operations with the net proceeds from the issuance of its convertible preferred stock. The Company has incurred operating losses and negative cash flows from operations since its inception and expects to incur losses for the foreseeable future. Based on its current operating plan, the Company believes that its existing cash, cash equivalents and short-term investments will not be sufficient to fund its operations for the next 12 months from the date of issuance of these financial statements. Accordingly, these conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued. The unaudited condensed financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from this uncertainty. As described in Note 10, on May 31, 2026, the Company entered into an Agreement and Plan of Merger and Reorganization with Rallybio Corporation, in connection with which certain investors have committed to invest in the Concurrent Financing (as defined in Note 10), providing $215.0 million in gross proceeds. The Transaction (as defined in Note 10) is expected to close in the fourth quarter of 2026, subject to customary closing conditions, and has not yet closed as of the date these unaudited condensed financial statements were issued. There can be no assurance that the Transaction will be completed on the terms described, or at all.

The Company’s future operations are highly dependent on a combination of factors, including, but not limited to, the success of its research and development programs, the timely and successful completion of any additional financing (including the Concurrent Financing described in Note 10), the development of competitive therapies by other biotechnology and pharmaceutical companies, the Company’s ability to manage growth of the organization, the Company’s ability to protect its technology and products, and ultimately, regulatory approval and successful commercialization and market acceptance of its product candidates.

The Company expects to seek additional funding in the form of equity financings, debt financings, or other capital resources, including potential collaborations, out-licenses or dispositions and other similar arrangements; however, there can be no assurance that such efforts will be successful or that, in the event they are successful, the terms and conditions of such financing will be favorable. If the Company is unable to secure additional funding when desired, the Company may need to delay, reduce or eliminate the development, commercialization and/or marketing of its product candidates and scale back its business and operations.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and following the requirements of the U.S. Securities and Exchange Commission for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. These statements do not include all disclosures required by U.S. GAAP for annual periods and should be read in conjunction with the

AVENZO THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS- (Continued)

Company’s audited financial statements and accompanying notes for the year ended December 31, 2025 included elsewhere in this proxy statement/prospectus. In the opinion of management, the unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position and its results of operations and cash flows for periods presented. The results of the interim periods are not necessarily indicative of the results that may be expected for the full year or any other period(s).

Risks and Uncertainties

The Company is subject to risks common to early-stage companies in the biotechnology industry including, but not limited to, dependency on the clinical and commercial success of its current and any future product candidates, ability to obtain regulatory approval of its current and any future product candidates, the need for substantial additional financing to achieve its goals, uncertainty of broad adoption of its approved products, if any, by physicians and patients and significant competition from other biotechnology and pharmaceutical companies.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of checking and savings accounts, money market funds and U.S. Treasury securities. The Company places its cash and cash equivalents with high credit quality financial institutions.

Restricted cash includes cash held in a deposit account as collateral to maintain a letter of credit required under the Company’s office lease agreement and is included in other assets on the Company’s balance sheets. The following table presents a reconciliation of cash and cash equivalents and restricted cash reported within the unaudited condensed balance sheets to the amounts shown in the unaudited condensed statements of cash flows (in thousands):

	March 31,
	2026	2025
Cash and cash equivalents	$64,758	$104,784
Restricted cash included in other assets	966	966

Total cash, cash equivalents and restricted cash	$65,724	$105,750

Net Loss Per Share

The Company considers all series of convertible preferred stock to be participating securities as they participate in any dividends declared by the Company. Net loss attributable to common stockholders is not allocated to convertible preferred stock as the holders of convertible preferred stock do not have a contractual obligation to share in losses.

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, without consideration for potentially dilutive shares of common stock. The Company has excluded unvested common stock subject to repurchase from the weighted average number of shares of common stock outstanding. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding and potentially dilutive securities outstanding for the period determined using the treasury stock and if-converted methods. Since the Company was in a loss position for the three months ended March 31, 2026 and 2025, basic net loss per share is the same as diluted net loss per share as the inclusion of all potentially dilutive shares of common stock would have been anti-dilutive.

AVENZO THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS- (Continued)

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted average shares outstanding because such securities have an anti-dilutive impact.

	Three Months Ended March 31,
	2026	2025
Convertible preferred stock	208,235,437	181,141,785
Common stock options	38,120,531	30,977,802
Unvested common stock subject to repurchase	1,370,615	4,660,088

Total	247,726,583	216,779,675

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker (“CODM”), or decision-making group, in making decisions regarding resource allocation and assessing performance. The Company operates and manages its business as one reportable segment, which is engaged in developing next-generation oncology therapies. The Company’s CODM is its President and Chief Executive Officer. In order to allocate resources, the CODM regularly reviews scientific data from clinical and preclinical studies, forecasted cash balances as well as budget and forecasted expenses to actual results. The CODM assesses performance for the segment based on net loss. The Company has not generated any product revenue since its inception. The measure of segment assets is reported on the balance sheet as total assets. All assets are held in the United States.

The following table reconciles the Company’s net loss, including the significant expense categories regularly provided to and reviewed by the CODM, as computed under U.S. GAAP, to the Company’s net loss in the unaudited condensed statements of operations and comprehensive loss (in thousands):

	Three Months Ended March 31,
	2026	2025
Operating expenses:
Research and development (1)	$13,845	$8,295
General and administrative (1)	3,686	3,276
Stock-based compensation	1,674	7,020

Total operating expenses	19,205	18,591

Loss from operations	(19,205)	(18,591)
Other income:
Interest income	1,580	2,693
Other expense	—	(1)

Total other income, net	1,580	2,692

Net loss	$(17,625)	$(15,899)

(1)	Amounts exclude stock-based compensation expense.

New Accounting Standards Not Yet Adopted

In September 2025, the Financial Accounting Standards Board (the “FASB”) issued an accounting standards update to modernize the accounting for costs related to internal-use software. The new standard removes all references to project stages under the existing standard and requires entities to begin capitalizing software costs when management with relevant authority authorizes and commits to funding a computer software project, and it is probable that the project will be completed and the software will be used to perform the function intended. The guidance is effective for annual periods beginning after December 15, 2027, and interim periods within those annual periods, with early adoption permitted. The guidance may be applied using a prospective, retrospective or

AVENZO THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS- (Continued)

modified transition approach. The Company is currently evaluating the potential impact of adopting the guidance on the Company’s financial statements.

In November 2024, the FASB issued an accounting standards update to require disclosure, on an annual and interim basis, disaggregated information about certain income statement expense line items. The guidance is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. Entities are required to apply the guidance prospectively and may apply it retrospectively. The Company is currently evaluating the potential impact of adopting the guidance on the Company’s financial statements.

3. Collaboration and License Agreements

Allorion Agreement

On January 3, 2024, the Company entered into a collaboration and license agreement (the “Allorion Agreement”) with Allorion Therapeutics Inc. (“Allorion”), pursuant to which Allorion granted the Company an exclusive license to develop, manufacture and commercialize products containing Allorion’s selective cyclin-dependent kinase 2 (“CDK2”) inhibitor program globally, excluding Mainland China, Hong Kong, Macau and Taiwan (the “Avenzo Territory”). As part of the Allorion Agreement, Allorion granted the Company an exclusive option to obtain an exclusive license to Allorion’s selective cyclin-dependent kinase 4 (“CDK4”) inhibitor program in the Avenzo Territory. Under the Allorion Agreement, Allorion is responsible for conducting certain preclinical development activities for the CDK4 inhibitor program, subject to reimbursement by the Company up to a predetermined cap. Except for Allorion’s conduct of such preclinical development activities for the CDK4 inhibitor program, the Company is solely responsible for the development and commercialization of licensed products in the Avenzo Territory at its own expense. The Company will be responsible for the manufacture and supply of licensed products for development and commercialization in the Avenzo Territory and will also be responsible for the manufacture and supply of licensed products to Allorion for use in clinical trials outside the Avenzo Territory, pursuant to clinical supply agreements between the parties relating to each licensed product.

In the first quarter of 2024, the Company made an upfront payment to Allorion of $40.0 million pursuant to the Allorion Agreement. In the second quarter of 2025, the Company exercised the exclusive option to the CDK4 inhibitor program and made a $15.0 million option exercise payment and a $7.5 million milestone payment upon the achievement of a specified development milestone, both of which were recorded as acquired in-process research and development (“IPR&D”) expense. In the third quarter of 2025, the Company recorded $7.5 million as acquired IPR&D expense upon the achievement of a specified development milestone, which was paid in the fourth quarter of 2025. These payments were expensed because the underlying technology had not yet received regulatory approval and had no alternative future use. During 2025 and 2024, the Company recorded $4.6 million and $5.4 million, respectively, as research and development (“R&D”) expense related to reimbursement of preclinical development activities for the CDK4 inhibitor program. During the three months ended March 31, 2025, the Company recorded $0.9 million as R&D expense related to reimbursement of preclinical development activities for the CDK4 inhibitor program. The preclinical development activities for the CDK4 inhibitor program were completed during 2025.

Under the Allorion Agreement, Allorion is eligible to receive development, regulatory and sales milestone payments of up to approximately $1.4 billion across both programs, as well as tiered percentage royalties ranging from the mid-single digits to the low-teens on applicable annual net sales, subject to customary deductions, in the Avenzo Territory. The royalty term for each licensed product in a licensed program in each country extends from the first commercial sale of the first licensed product in such licensed program in such country until the latest of: (i) expiration of the last-to-expire valid claim in specified patents covering the composition of matter of such first licensed product or its approved use in such country; (ii) expiration of the regulatory exclusivity for such first licensed product in such country; or (iii) 10 years after the date of the first commercial sale of such first licensed product in such country. The Allorion Agreement includes customary termination provisions, including the Company’s right to terminate the Allorion Agreement, in its entirety or on a licensed program-by-licensed program or region-by-region basis, by providing advance written notice to Allorion.

AVENZO THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS- (Continued)

VelaVigo Agreement

On November 16, 2024, the Company entered into a collaboration, option and license agreement (the “VelaVigo Agreement”) with VelaVigo (Shanghai) Limited (“VelaVigo”), pursuant to which VelaVigo granted the Company an exclusive option to obtain an exclusive license to VelaVigo’s nectin cell adhesion molecule 4/trophoblast cell-surface antigen 2 (“Nectin4/TROP2”) antibody-drug conjugates (“ADCs”) in the Avenzo Territory. Under the VelaVigo Agreement, VelaVigo is responsible for conducting certain preclinical development activities, at VelaVigo’s own cost, for the Nectin4/TROP2 ADC program. Except for VelaVigo’s conduct of such preclinical development activities for the Nectin4/TROP2 ADC program, the Company is solely responsible for the development and commercialization of licensed products in the Avenzo Territory at its own expense. VelaVigo will be responsible for the manufacture and supply of licensed products to the Company until the Company assumes responsibility for such manufacture and supply in the Avenzo Territory.

In January 2025, the Company made an upfront payment to VelaVigo of $17.0 million, which was recorded as acquired IPR&D expense in 2024 upon the execution of the VelaVigo Agreement. In the third quarter of 2025, the Company exercised the exclusive option to the Nectin4/TROP2 ADC program and made a $28.0 million option exercise payment, which was recorded as acquired IPR&D expense. In the third quarter of 2025, the Company recorded $5.0 million as acquired IPR&D expense upon the achievement of a specified development milestone, which was paid in the fourth quarter of 2025. In the second quarter of 2026, the Company recorded $5.0 million as acquired IPR&D expense upon the achievement of a specified development milestone, which will be paid in the third quarter of 2026. These payments were expensed because the technology had not yet received regulatory approval and had no alternative future use.

Under the VelaVigo Agreement, VelaVigo is eligible to receive development, regulatory and sales milestone payments of up to approximately $750.0 million, as well as tiered percentage royalties ranging from the mid-single to low-double digits on applicable annual net sales, subject to customary deductions, in the Avenzo Territory. The royalty term for each licensed product in each country extends from the first commercial sale of such licensed product in such country until the latest of: (i) expiration of the last-to-expire valid claim in the licensed patents covering the composition of matter of such licensed product or its approved use in such country; (ii) expiration of the regulatory exclusivity for such licensed product in such country; or (iii) 10 years after the date of the first commercial sale of such licensed product in such country. The VelaVigo Agreement includes customary termination provisions, including the Company’s right to terminate the VelaVigo Agreement in its entirety or on a licensed product-by-licensed product or country-by-country basis by providing advance written notice to VelaVigo.

DualityBio Agreement

On December 23, 2024, the Company entered into a collaboration and license agreement (the “DualityBio Agreement”) with Duality Biologics (Suzhou) Co., Ltd. (“DualityBio”), pursuant to which DualityBio granted the Company an exclusive license to develop, manufacture and commercialize products containing DualityBio’s epidermal growth factor receptor/human epidermal growth factor receptor 3 (“EGFR/HER3”) ADCs in the Avenzo Territory. Under the DualityBio Agreement, DualityBio is responsible for conducting certain preclinical development activities at DualityBio’s own cost. Except for DualityBio’s conduct of such preclinical development activities for the EGFR/ HER3 ADC program, the Company is solely responsible for the development and commercialization of licensed products in the Avenzo Territory at its own expense. DualityBio will manufacture and supply licensed products to the Company until the Company assumes responsibility for such manufacture and supply in the Avenzo Territory.

In January 2025, the Company made an upfront payment to DualityBio of $50.0 million, which was recorded as acquired IPR&D expense in 2024 upon the execution of the DualityBio Agreement. In the second quarter of 2025, the Company made a $10.0 million milestone payment to DualityBio upon the achievement of a specified development milestone, which was recorded as acquired IPR&D expense. These payments were expensed because the technology had not yet received regulatory approval and had no alternative future use.

AVENZO THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS- (Continued)

Under the DualityBio Agreement, DualityBio is eligible to receive development, regulatory and sales milestone payments of up to approximately $1.15 billion, as well as tiered percentage royalties ranging from the mid-single digits to the low-teens on applicable annual net sales, subject to customary deductions, in the Avenzo Territory. The royalty term for each licensed product in each country extends from the first commercial sale of such licensed product in such country until the latest of: (i) expiration of the last-to-expire valid claim in the licensed patents covering the composition of matter of such licensed product or its approved use in such country, subject to specified exceptions; (ii) expiration of the regulatory exclusivity for such licensed product in such country; or (iii) 10 years after the date of the first commercial sale of such licensed product in such country. The DualityBio Agreement includes customary termination provisions, including the Company’s right to terminate the DualityBio Agreement, in its entirety or on a licensed product-by-licensed product or country-by-country basis, by providing advance written notice to DualityBio.

4. Marketable Securities

The Company invests its excess cash in marketable securities, including debt instruments of financial institutions and corporations with investment grade credit ratings, government securities, commercial paper and time deposits.

At March 31, 2026, marketable securities consisted of the following (in thousands):

	Maturity	Amortized	Unrealized
	in Years	Cost	Gains	Losses	Fair Value
U.S. Treasuries	1 year or less	$77,055	$1	$(12)	$77,044
Commercial paper	1 year or less	17,518	—	(19)	17,499

Total marketable securities		$94,573	$1	$(31)	$94,543

At December 31, 2025, marketable securities consisted of the following (in thousands):

	Maturity	Amortized	Unrealized
	in Years	Cost	Gains	Losses	Fair Value
U.S. Treasuries	1 year or less	$95,546	$51	$(2)	$95,595
Commercial paper	1 year or less	17,306	—	(1)	17,305

Total marketable securities		$112,852	$51	$(3)	$112,900

The Company regularly reviews the securities in an unrealized loss position. As of March 31, 2026 and December 31, 2025, the Company did not record an allowance for credit losses related to its investment portfolio.

5. Fair Value Measurements

The Company determines the fair value of financial assets and liabilities using three levels of inputs as follows:

Level 1 — Observable inputs such as quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 — Inputs (other than quoted market prices included in Level 1) that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instrument’s anticipated life; and

Level 3 — Unobservable inputs for assets or liabilities and include little or no market activity.

AVENZO THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS- (Continued)

The carrying amounts of cash, prepaid expenses and other current assets, accounts payable, and accrued liabilities approximate fair value due to the short-term nature of these financial instruments. The Company’s financial assets subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows (in thousands):

	Fair Value Measurements at March 31, 2026
	Level 1	Level 2	Level 3	Total
Money market funds	$22,050	$—	$—	$22,050
U.S. Treasuries	77,044	—	—	77,044
Commercial paper	—	17,499	—	17,499

Total cash equivalents and marketable securities	$99,094	$17,499	$—	$116,593

	Fair Value Measurements at December 31, 2025
	Level 1	Level 2	Level 3	Total
Money market funds	$53,063	$—	$—	$53,063
U.S. Treasuries	95,595	—	—	95,595
Commercial paper	—	17,305	—	17,305

Total cash equivalents and marketable securities	$148,658	$17,305	$—	$165,963

6. Balance Sheet Details

Property and equipment, net consisted of the following (in thousands):

	March 31, 2026	December 31, 2025
Computer equipment and software	$239	$239
Furniture and fixtures	1,344	1,344
Leasehold improvements	58	58

Property and equipment	1,641	1,641
Less: accumulated depreciation	(626)	(560)

Property and equipment, net	$1,015	$1,081

Depreciation expense for the three months ended March 31, 2026 and 2025 was $0.1 million for each period.

Accrued expenses and other current liabilities consisted of the following (in thousands):

	March 31, 2026	December 31, 2025
Accrued research and development expenses	$3,970	$5,727
Accrued compensation and related expenses	1,773	5,807
Other	544	96

Accrued expenses and other current liabilities	$6,287	$11,630

7. Commitments and Contingencies

Operating Leases

The Company leases office space under a lease agreement (the “Lease Agreement”) that expires in August 2031 with an option to extend the lease for five years, which was not included in the determination of the lease term as it was not reasonably certain that the Company would exercise this option.

AVENZO THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS- (Continued)

Operating lease costs for the three months ended March 31, 2026 and 2025 were $0.4 million and $0.3 million, respectively. Variable lease costs representing the Company’s share of the operating expenses and utility costs of the leased properties were de minimis for the three months ended March 31, 2026 and 2025, respectively. Cash paid for amounts included in the measurement of operating lease liabilities was $0.4 million and $0.3 million for the three months ended March 31, 2026 and 2025, respectively.

The Company’s operating leases had a weighted-average remaining lease term of 5.4 years and 5.7 years as of March 31, 2026 and December 31, 2025, respectively, and a weighted-average discount rate of 7.1% for both periods.

Maturities of operating lease liabilities as of March 31, 2026 were as follows (in thousands):

2026 (remaining)	$1,008
2027	1,535
2028	1,588
2029	1,658
2030	1,711
Thereafter	1,177

Total future lease payments	8,677
Less: imputed interest	(1,468)

Total operating lease liability	$7,209

Remaining lease term	5.4 years

Under the terms of the Lease Agreement, the Company is required to maintain a cash collateralized letter of credit for the benefit of the landlord in the amount of $1.0 million, which is included in other assets on the Company’s balance sheets.

8. Convertible Preferred Stock

In September 2022, the Company entered into a Series A preferred stock purchase agreement with certain investors (as may be amended from time to time, the “Series A SPA”), pursuant to which the Company agreed to sell and issue to each investor a number of shares of the Company’s Series A convertible preferred stock, $0.0001 par value per share, at a purchase price of $2.0225 per share, in multiple closings, at such time as a majority of the members of the Board of Directors may determine.

Under the terms of the Series A SPA, the initial closings occurred in September and October 2022 and the Company issued a total of 17,058,096 shares of Series A convertible preferred stock for aggregate gross proceeds of $34.5 million. The second closing occurred in February 2024 and the Company issued a total of 33,868,975 shares of Series A convertible preferred stock for aggregate gross proceeds of $68.5 million. The third and final closing occurred in November 2024 and the Company issued a total of 33,868,975 shares of Series A convertible preferred stock for aggregate gross proceeds of $68.5 million. The Company incurred issuance costs of $0.3 million in 2022 and $0.2 million in 2024, which were recorded as a reduction of the carrying value of the convertible preferred stock.

In March 2023, the Company entered into a Series A-1 preferred stock purchase agreement with certain investors (as may be amended from time to time, the “Series A-1 SPA”), pursuant to which the Company agreed to sell and issue to each investor a number of shares of the Company’s Series A-1 convertible preferred stock, $0.0001 par value per share, at a purchase price of $2.2248 per share, in multiple closings, at such time as a majority of the members of the Board of Directors may determine.

Under the terms of the Series A-1 SPA, the first closing occurred in March 2023 and the Company issued a total of 2,247,393 shares of Series A-1 convertible preferred stock for aggregate gross proceeds of $5.0 million. The second closings occurred in February and March 2024 and the Company issued a total of 51,847,357 shares of Series A-1

AVENZO THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS- (Continued)

convertible preferred stock for aggregate gross proceeds of $115.4 million. The third and final closing occurred in November 2024 and the Company issued a total of 42,250,989 shares of Series A-1 convertible preferred stock for aggregate gross proceeds of $94.0 million. The Company incurred issuance costs of $0.1 million in 2023 and $0.5 million in 2024, which were recorded as a reduction of the carrying value of the convertible preferred stock.

The Company determined its potential obligation to issue additional shares of the Series A and Series A-1 convertible preferred stock in the second and third closings under the Series A SPA and Series A-1 SPA did not meet the definition of a freestanding financial instrument and did not require bifurcation.

In August 2025, the Company entered into a Series B preferred stock purchase agreement with certain investors (the “Series B SPA”), pursuant to which the Company agreed to sell and issue to each investor a number of shares of the Company’s Series B convertible preferred stock, $0.0001 par value per share, at a purchase price of $2.2248 per share in multiple closings.

Under the terms of the Series B SPA, the closings occurred in August and September 2025 and the Company issued a total of 27,093,652 shares of Series B convertible preferred stock for aggregate gross proceeds of $60.3 million. The Company incurred issuance costs of $0.5 million in 2025, which were recorded as a reduction of the carrying value of the convertible preferred stock.

The Company had the following convertible preferred stock issued and outstanding as of March 31, 2026 and December 31, 2025:

	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference (in thousands)	Carrying Value (in thousands)
Series
Series A	84,796,046	84,796,046	$171,500	$171,024
Series A-1	96,345,739	96,345,739	214,350	213,712
Series B	33,710,895	27,093,652	60,278	59,794

	214,852,680	208,235,437	$446,128	$444,530

The holders of the convertible preferred stock have the following rights and preferences:

Voting Rights

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company, each holder of outstanding shares of the convertible preferred stock is entitled to cast the number of votes equal to the number of whole shares of Class A common stock into which the shares of the convertible preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends

The holders of outstanding shares of convertible preferred stock are entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available, dividends at the rate of 8% of the applicable original issue price for each share of convertible preferred stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of common stock payable in shares of common stock). The right to receive dividends on shares of convertible preferred stock is not cumulative, and no right to dividends is accrued to holders of convertible preferred stock by reason of the fact that dividends on said shares are not declared. As of March 31, 2026, no dividends have been declared.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of convertible preferred stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a deemed liquidation event, the holders of shares of

AVENZO THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS- (Continued)

convertible preferred stock then outstanding are entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds, as applicable, before any payment shall be made to the holders of common stock, an amount per share equal to the greater of (i) the applicable original issue price, plus any dividends declared but unpaid or (ii) such amount per share as would have been payable had all shares of the applicable series of convertible preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If upon such liquidation, dissolution, winding up or deemed liquidation event, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of convertible preferred stock the full amount to which they are entitled, the holders of the shares of convertible preferred stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. After payment in full of all liquidation amounts required to be paid to the holders of convertible preferred stock, the remaining assets of the Company available for distribution to its stockholders, or in the case of a deemed liquidation event, the consideration not payable to the holders of shares of convertible preferred stock or the remaining available proceeds shall be distributed to the holders of shares of common stock, pro rata based on the number of shares held by each such holder.

Conversion

Each share of convertible preferred stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A common stock, or subject to and in accordance with the provisions of the Certificate of Incorporation, Class B common stock, as applicable, on a one-for-one basis initially, subject to certain anti-dilution adjustments.

Upon either (a) the closing of the sale of shares of common stock to the public at a price of at least three times the original issue price of the Series A convertible preferred stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock), in a firm-commitment underwritten public offering approved by the Board of Directors, including the approval of a majority of the preferred directors, pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $100 million of gross proceeds to the Company, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 55% of the outstanding shares of convertible preferred stock, voting together on an as-converted to Class A common stock basis, then (i) all outstanding shares of convertible preferred stock shall automatically be converted into shares of Class A common stock or, subject to the provisions of the Certificate of Incorporation, Class B common stock, as applicable, at the then effective conversion rate and (ii) such shares may not be reissued by the Company.

Redemption

The convertible preferred stock is not redeemable at the option of the holder or the Company, except for the contingent redemption upon the occurrence of a deemed liquidation event as defined in the Company’s Certificate of Incorporation. The Company has classified the convertible preferred stock as temporary equity on the accompanying balance sheets as these shares could be redeemed upon the occurrence of certain change in control events that are outside of the Company’s control.

9. Stockholders’ Deficit

Common Stock

As of March 31, 2026 and December 31, 2025, the Company’s Certificate of Incorporation authorized the Company to issue up to 285,000,000 shares of Class A common stock at a par value of $0.0001 per share, and up to 11,749,783 shares of non-voting Class B common stock at a par value of $0.0001 per share (Class A common stock and Class B common stock, collectively referred to as “Common Stock”).

Subject to the rights of the holders of convertible preferred stock, the holders of Common Stock are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors. The holders of

AVENZO THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS- (Continued)

Class A common stock are entitled to one vote for each share of Class A common stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of Class B common stock are not entitled to vote.

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of convertible preferred stock.

Founder Common Stock

In August 2022, the Company issued 13,157,893 shares of its common stock to certain employees, including its founders, (each a “Purchaser”) at a purchase price of $0.0001 per share (the “Founder Common Stock”), which were reclassified as Class A common stock in September 2022. Shares of Founder Common Stock vest 25% after one year from the issuance date and monthly thereafter over the remaining three-year period. As of March 31, 2026 and December 31, 2025, 1,370,615 shares and 2,192,984 shares, respectively, of Founder Common Stock were unvested and subject to repurchase by the Company at the lower of the original purchase price or the fair market value of the stock as of the date of the repurchase in the event the Purchaser is no longer providing services to the Company. The repurchase liability for Founder Common Stock was nominal as of March 31, 2026 and December 31, 2025. For accounting purposes, unvested shares of common stock subject to repurchase are not considered outstanding.

A summary of the Company’s unvested shares of Founder Common Stock is as follows:

Unvested shares of Founder Common Stock as of December 31, 2024	5,482,456
Shares vested	(3,289,472)

Unvested shares of Founder Common Stock as of December 31, 2025	2,192,984
Shares vested	(822,369)

Unvested shares of Founder Common Stock as of March 31, 2026	1,370,615

2022 Equity Incentive Plan

The Company’s 2022 Equity Incentive Plan, as amended from time to time (the “Plan”), provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards of the Company’s Class A common stock to employees, directors and consultants. As of March 31, 2026, the Plan had 5,508,239 total shares available for issuance.

Stock Options

Stock options granted generally expire ten years from the date of grant. Stock options granted to employees generally vest over a four-year period with 25% of the shares vesting on the first anniversary of the vesting commencement date and monthly thereafter. Stock options granted to non-employee directors generally vest monthly over a three-year period. The Plan allows for early exercise of stock options prior to full vesting, which may be subject to repurchase by the Company.

The following table summarizes stock option activity under the Plan for the three months ended March 31, 2026:

	Number of Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance at December 31, 2025	39,045,219	$1.04	9.0	$1,602
Options granted	566,731	1.08
Options exercised	(100,000)	0.62
Options forfeited/cancelled	(1,391,419)	0.90

Balance at March 31, 2026	38,120,531	$1.05	8.8	$1,302

Exercisable at March 31, 2026	38,120,531	$1.05	8.8	$1,302

Vested and expected to vest at March 31, 2026	38,120,531	$1.05	8.8	$1,302

AVENZO THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS- (Continued)

The weighted-average grant-date fair value of stock options was $0.77 and $0.71 for the three months ended March 31, 2026 and 2025, respectively. The total grant date fair value of stock options vested was $1.7 million and $6.7 million during the three months ended March 31, 2026 and 2025, respectively. The total intrinsic value of stock options exercised during the three months ended March 31, 2026 was $46,000. As of March 31, 2026, total unrecognized compensation expense related to unvested stock options was $9.4 million, which is expected to be recognized over a weighted-average term of 2.3 years.

The fair value of the stock options granted during the three months ended March 31, 2026 and 2025 was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended March 31,
	2026	2025
Risk-free interest rate	3.86%	4.34% – 4.38%
Expected volatility	80.10%	75.47% – 76.45%
Expected term (in years)	6.08	5.21 – 6.08
Expected dividend yield	—	—

Stock-based Compensation Expense

Stock-based compensation expense recognized is presented in the unaudited condensed statements of operations and comprehensive loss as follows (in thousands):

	Three Months Ended March 31,
	2026	2025
Research and development	$620	$1,344
General and administrative	1,054	5,676

Total stock-based compensation expense	$1,674	$7,020

Common Stock Reserved for Future Issuance

As of March 31, 2026 and December 31, 2025, common stock reserved for future issuance consisted of the following:

	March 31, 2026	December 31, 2025
Conversion of outstanding convertible preferred stock	208,235,437	208,235,437
Stock options outstanding	38,120,531	39,045,219
Shares available for future issuance under the Plan	5,508,239	4,683,551

Total common stock reserved	251,864,207	251,964,207

10. Subsequent Events

The Company has evaluated subsequent events that have occurred since March 31, 2026, and through July 15, 2026, the date the unaudited condensed financial statements were available to be issued. After review and evaluation, management has concluded that there were no material subsequent events as of the date that the unaudited condensed financial statements were available to be issued, other than as disclosed within the accompanying notes to the unaudited condensed financial statements.

On May 31, 2026, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Rallybio Corporation, a Delaware corporation (“Rallybio”), and its wholly-owned subsidiary, Farmington Merger Sub, Inc. (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including the approval of the stockholders of each of Rallybio and the Company, Merger Sub will be merged with and into Avenzo, with Avenzo surviving as a wholly owned subsidiary of Rallybio (the

AVENZO THERAPEUTICS, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS- (Continued)

“Merger”). In connection with the Merger, the Company entered into subscription agreements with certain investors for a concurrent private placement financing of $215.0 million in gross proceeds (the “Concurrent Financing” and, together with the Merger, the “Transaction”). The Transaction is expected to close in the fourth quarter of 2026, subject to the satisfaction or waiver of customary closing conditions. There can be no assurance that the Transaction will be completed on the terms described, or at all.

ANNEX A

STRICTLY CONFIDENTIAL

Execution Version

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among:

RALLYBIO CORPORATION,

a Delaware corporation;

FARMINGTON MERGER SUB, INC.,

a Delaware corporation; and

AVENZO THERAPEUTICS, INC.,

a Delaware corporation

Dated as of May 31, 2026

A-i

A-ii

A-iii

Exhibits:

Exhibit A	Certain Definitions

Exhibit B-1	Form of Company Stockholder Support Agreement

Exhibit B-2	Form of Parent Stockholder Support Agreement

Exhibit C	Form of Company Lock-Up Agreement

Exhibit D	Form of CVR Agreement

Schedules:

Schedule A	Company Signatories

Schedule I	Exchange Ratio

A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of May 31, 2026, by and among RALLYBIO CORPORATION, a Delaware corporation (“Parent”), FARMINGTON MERGER SUB, INC., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and AVENZO THERAPEUTICS, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly-owned subsidiary of Parent.

B. The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and by executing this Agreement, the Parties hereby adopt a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

C. The Parent Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, the change of control of Parent and other actions contemplated by this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Parent Stockholder Matters.

D. The Merger Sub Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that Parent, as the sole stockholder of Merger Sub, votes to adopt this Agreement and thereby approve the Contemplated Transactions.

E. The Company Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to approve the Company Stockholder Matters.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, (a) the Company Signatories (solely in their capacity as stockholders of the Company), which represent the Required Company Stockholder Vote, are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit B-1 (the “Company Stockholder Support Agreement”), and (b) the officers, directors and stockholders of the Company listed in Section A-1 of the Company Disclosure Schedule (the “Company Lock-Up Signatories”) (solely in their capacity as stockholders of the Company) are executing lock-up agreements in substantially the form attached hereto as Exhibit C (the “Company Lock-Up Agreement”).

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers, directors and certain stockholders of Parent listed in Section A-1 of the Parent Disclosure Schedule (solely in their capacity as stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit B-2 (the “Parent Stockholder Support Agreement”).

H. It is expected that, subject to Section 4.5, within three (3) Business Days after the Registration Statement is declared effective by the SEC, stockholders of the Company holding no less than the Required Company Stockholder Vote will execute and deliver an action by written consent in a form to be mutually agreed by Parent and the Company (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).

I. Concurrently with the execution and delivery of this Agreement, certain investors have executed a Subscription Agreement by and among the Company and the Persons named therein (representing an aggregate commitment no less than the Concurrent Investment Amount), pursuant to which such Persons have agreed to purchase the number of shares of Company Class A Common Stock set forth therein immediately prior to the Effective Time in connection with the Concurrent Financing (the “Subscription Agreement”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. DESCRIPTION OF TRANSACTION

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent.

1.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, the consummation of the Merger (the “Closing”) shall take place remotely on the second (2nd) Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8 (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Parent and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at or immediately prior to the Effective Time, the Surviving Corporation shall file an amendment to its certificate of incorporation to change the name of the Surviving Corporation to “Avenzo Operating Company, Inc.”, or such other name as shall be mutually agreed upon by Parent and the Company prior to filing such amendment;

(b) the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at or immediately prior to the Effective Time, Parent shall file an amendment to its certificate of incorporation (the “Parent Charter Amendment”) to (i) change the name of Parent to “Avenzo Therapeutics, Inc.”; (ii) effect the Nasdaq Reverse Split (the “Reverse Stock Split Proposal”); (iii) subject to the approval of the Authorized Share Increase Proposal, effect the Authorized Share Increase; and (iv) make such other changes as shall be mutually agreed upon by Parent and the Company prior to filing such amendment;

(c) the bylaws of the Surviving Corporation shall be amended and restated in their entirety to read identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation in such bylaws shall reflect the name identified in Section 1.4(a)), until thereafter amended as provided by the DGCL and such bylaws;

(d) the Parties shall act in compliance with Section 5.11 (including, to the extent necessary, procuring the resignation or removal of any directors or officers of Parent immediately prior to the Effective Time) so that, as of the Effective Time, the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall consist of the Persons set forth in Section 5.11 after giving effect to the provisions of Section 5.11, or such other Persons as shall be designated by the Company in its sole discretion; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Merger Sub.

1.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:

(i) any shares of Company Capital Stock held as treasury stock by the Company or held or owned by Parent, Merger Sub or any Subsidiary of Parent or the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) subject to Section 1.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding shares of Company Capital Stock to be canceled pursuant to Section 1.5(a)(i), shares of Company Class A Common Stock issued in the Concurrent Financing to be converted pursuant to Section 1.5(a)(iii) and Dissenting Shares), shall be automatically converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio; and

(iii) subject to Section 1.5(c), the Company Class A Common Stock issued in the Concurrent Financing shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to the amount of Concurrent Financing Merger Shares multiplied by the percentage of the Concurrent Financing Proceeds represented by the applicable stockholder’s investment in the Concurrent Financing, as set forth on the Allocation Certificate.

(b) If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock at the Effective Time will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Common

Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement in accordance with its terms.

(c) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall receive from Parent, in lieu of such fractional share: (i) one share of Parent Common Stock if the aggregate amount of fractional shares of Parent Common Stock such holder of Company Capital Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Parent Common Stock if the aggregate amount of fractional shares of Parent Common Stock such holder of Company Capital Stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

(d) All Company Options outstanding immediately prior to the Effective Time under the Company Benefit Plan shall be treated in accordance with Section 5.5(a).

(e) Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly-issued, fully-paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate or book-entry share of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(f) If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding shares of Company Capital Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not been previously taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Parent Common Stock and Company Options with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split), combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

1.6 Calculation of Parent Net Cash.

(a) For the purposes of this Agreement, the “Anticipated Closing Date” shall be the date, as agreed upon by Parent and the Company at least fifteen (15) calendar days prior to the Parent Stockholders’ Meeting, to be the anticipated date for Closing. At least five (5) Business Days prior to the Parent Stockholders’ Meeting, Parent shall deliver to the Company a schedule (the “Net Cash Schedule”) setting forth Parent’s estimated calculation of Parent Net Cash, including each component thereof (the “Net Cash Calculation”) as of the Anticipated Closing Date prepared and certified by Parent’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal accounting officer of Parent). Parent shall make available to the Company the work papers and back-up materials used or useful in preparing the Net Cash Schedule (including, with respect to Transaction Expenses, estimated final invoices and current accounts receivable from each advisor to Parent) and, as reasonably requested by the Company, Parent’s accountants and counsel at reasonable times and upon reasonable notice.

(b) Within three (3) Business Days after delivery of the Net Cash Schedule (the “Response Date”), the Company will have the right to dispute any part of the Net Cash Schedule by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation.

(c) If on or prior to the Response Date, the Company (i) notifies Parent in writing that it has no objections to the Net Cash Calculation or (ii) fails to deliver a Dispute Notice as provided in Section 1.6(b) then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent Parent Net Cash as of the Anticipated Closing Date for purposes of this Agreement.

(d) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of both Parties shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon Parent Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent Parent Net Cash as of the Anticipated Closing Date for purposes of this Agreement.

(e) If Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash as of the Anticipated Closing Date pursuant to Section 1.6(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then Parent and the Company shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash Calculation. Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Parent Net Cash made by the Accounting Firm shall be final and binding upon the Parties and shall be deemed to have been finally determined for purposes of this Agreement and to represent Parent Net Cash as of the Anticipated Closing Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.6(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of Parent Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of Parent Net Cash. If this Section 1.6(e) applies as to the determination of Parent Net Cash as of the Anticipated Closing Date described in Section 1.6(a), upon resolution of the matter in accordance with this Section 1.6(e), the Parties shall not be required to determine Parent Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may request a re-determination of Parent Net Cash (i) if the Closing Date is more than five (5) Business Days after the Anticipated Closing Date or (ii) prior to the date that the Parent Board authorizes or approves each Parent Distribution Record Date or the payment of the Parent Distributions in accordance with Section 4.8.

1.7 Contingent Value Right. Prior to the Effective Time, Parent shall declare a distribution (the “Pre-Closing Distribution”) to holders of (a) Parent Common Stock, (b) Pre-Funded Warrants (c) Parent restricted stock units and (d) In the Money Parent Options of one contingent value right (each, a “CVR”) for each outstanding (i) share of Parent Common Stock, (ii) Pre-Funded Warrant, (iii) Parent restricted stock unit and (iv) In the Money Parent Option held by such holder as of the close of business on the record date described below, each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit D, to be entered into between Parent and Computershare Trust Company, N.A. (the “Rights Agent”), with such revisions thereto requested by the Rights Agent that are not, individually or in the aggregate, materially detrimental to the holders of CVRs and reasonably acceptable to the Company and Parent (the “CVR Agreement”). The record date for the Pre-Closing Distribution shall be the last Business Day prior to the day on which the Effective Time occurs; provided that the Pre-Closing Distribution may be conditioned upon the occurrence of the Effective Time. In connection with the Pre-Closing Distribution, Parent shall cause the CVR Agreement to be duly authorized, executed and delivered by Parent and the Rights Agent.

1.8 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates or book-entry shares representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.9.

1.9 Surrender of Certificates.

(a) Prior to the Closing Date, Parent and the Company shall enter into an exchange agent agreement with Computershare Trust Company, N.A. (the “Exchange Agent”), in a form reasonably acceptable to the Company. At the Effective Time, Parent shall deposit with the Exchange Agent, evidence of book-entry shares representing the Parent Common Stock issuable pursuant to Section 1.5(a). The Parent Common Stock so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to deliver to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration instructions for effecting the surrender of any Company Stock Certificates in exchange for shares of Parent Common Stock; provided that a holder of uncertificated shares of Company Capital Stock shall not be required to deliver Company Stock Certificates and in lieu thereof, the Exchange Agent shall receive an “agent’s message” in customary form, with respect to such shares of uncertificated shares of Company Capital Stock. Upon surrender of a Company Stock Certificate or other reasonable evidence of the ownership of uncertificated Company Capital Stock to the Exchange Agent for exchange, together with such other documents as may be reasonably required by the Exchange Agent or Parent (including a properly completed IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable): (A) the holder of such Company Capital Stock shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) and (B) such Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.9(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Parent Common Stock representing the Merger Consideration. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate as Parent may reasonably request. In the event of a transfer of ownership of a Company Stock Certificate that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name such Company Stock Certificate so surrendered is registered if such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. The Merger Consideration and any dividends or other distributions as are payable pursuant to Section 1.9(c) shall be deemed to have been in full satisfaction of all rights pertaining to Company Capital Stock formerly represented by such Company Stock Certificates.

(c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss, theft or destruction in lieu thereof in accordance with this Section 1.9 together with such other documents as may be reasonably required by the Exchange Agent or Parent (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Company Capital Stock as of the date that is one (1) year after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Capital Stock who have not theretofore surrendered their Company Stock Certificates or uncertificated shares of Company Capital Stock in accordance with this Section 1.9 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

(e) No Party to this Agreement shall be liable to any holder of any Company Capital Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

1.10 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 1.5 and 1.9.

(b) The Company shall give Parent prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

1.11 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the

Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

1.12 Withholding. The Parties, the Exchange Agent, the Rights Agent, and Parent’s transfer agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, the CVR Agreement, the Parent Distributions or any other dividend or distribution, such amounts as such Person reasonably determines it is required to deduct and withhold under the Code or any other Law with respect to the making of such payment. To the extent that amounts are so deducted and withheld and paid to the appropriate Governmental Body, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding were made.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent (the “Company Disclosure Schedule”) (it being agreed that (i) the disclosure of any information in a particular section or subsection of the Company Disclosure Schedule shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face and (ii) where applicable, references to the Company in this Section 2 shall include the Company’s Subsidiaries), the Company represents and warrants to Parent and Merger Sub as follows:

2.1 Organization, Standing and Power.

(a) The Company (i) is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has previously made available to Parent true and complete copies of the Company’s Third Amended and Restated Certificate of Incorporation (the “Company Charter”) and Amended and Restated Bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation in any material respects of any provision of the Company Charter or Company Bylaws.

2.2 Capital Stock.

(a) The authorized capital stock of the Company as of the date of this Agreement consists of (i) 285,000,000 shares of Company Class A Common Stock, 13,277,506 of which have been issued and are outstanding as of the date hereof, and 11,749,783 shares of non-voting Common Stock, none of which have been issued and are outstanding as of the date hereof, and (ii) 214,852,680 shares of Company Preferred Stock, of which 84,796,046 shares are designated as Company Series A Preferred Stock, all of which are issued and outstanding as of the date hereof, 96,345,739 shares are designated as Company Series A-1 Preferred Stock, all of which are issued and outstanding as of the date hereof, and 33,710,895 shares are designated as Company Series B Preferred Stock, 27,093,652 shares of which are issued and outstanding as of the date hereof. As of the date hereof, no shares of Company Common Stock were held by the Company in its treasury. All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. The Company does not have outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company on any matter. Except as set forth above in this Section 2.2(a), as of the date hereof, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company, or obligations of the Company to issue, any shares of capital stock of the Company, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or rights or interests described in the preceding clause (C), or (E) obligations of the Company to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or of which the Company has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restrict the transfer of, any capital stock or other voting securities or equity interests of the Company.

(b) Section 2.2(b) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all holders of rights to purchase or receive shares of Company Class A Common Stock or similar rights (collectively, “Company Stock Awards”), indicating as applicable, with respect to each Company Stock Award then outstanding, the type of award (e.g., incentive stock option, non-statutory stock option, restricted stock unit, etc.), the number of shares of Company Class A Common Stock subject to such Company Stock Award, the name of the plan under which such Company Stock Award was granted, the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration thereof. Each Company Option was granted with a per share exercise price that was not less than the fair market value of a share of Company Class A Common Stock on the date such Company Option was granted and is exempt from the requirements of Section 409A of the Code. The Company has made available to Parent a true and complete copy of the forms of all award agreements evidencing outstanding Company Stock Awards. The Company does not sponsor, maintain or administer any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Company Benefit Plans. As of the date hereof, the Company is under no obligation to issue shares of Company Class A Common Stock pursuant to any employee or director stock option, stock purchase or equity compensation plan or arrangement, other than in connection with the exercise of outstanding Company Stock Awards.

2.3 Subsidiaries. Section 2.3 of the Company Disclosure Schedule sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation. Each of the Company’s Subsidiaries (a) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (c) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (c), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by the Company, free and clear of all Encumbrances other than Permitted Encumbrances of the Company and its Subsidiaries. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in any Person. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

2.4 Authority.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the receipt of the Required Company Stockholder Vote and the Company Charter Amendment, to consummate the Contemplated Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger and the other Contemplated Transactions, subject, in the case of the consummation of the Merger, to the receipt of the Required Company Stockholder Vote. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (subject to the Enforceability Exceptions).

(b) The Company Board, by unanimous written consent duly adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other Contemplated Transactions are fair to and in the best interests of the Company’s stockholders, (ii) approving and declaring advisable this Agreement and the Contemplated Transactions, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption, and (iv) resolving to recommend that the Company’s stockholders vote in favor of the adoption of this Agreement and the Contemplated Transactions, including the Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) The affirmative vote (or written consent) of (i) the holders of at least fifty-five percent (55%) of the outstanding shares of Company Preferred Stock, voting together as a single class, and on an as-converted basis, and (ii) a majority of the outstanding shares of Company Preferred Stock and Company Class A Common Stock, voting together as a single class and on an as converted to Company Class A Common Stock basis (the “Required Company Stockholder Vote”) and the Investor Agreement Termination Consent, are the only votes of the holders of any class or series of the Company Capital Stock or other Company securities required in connection with the consummation of the Merger and the other Contemplated Transactions (except with respect to the Concurrent Financing). Other than the Required Company Stockholder Vote and the Investor Agreement Termination Consent (and except with respect to the Concurrent Financing), no vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of the Contemplated Transactions to be consummated by the Company.

2.5 No Conflict; Consents and Approvals.

(a) Subject to obtaining the Required Company Stockholder Vote, the execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other Contemplated Transactions and compliance by the Company with the provisions hereof will not, contravene, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any pledge, claim, lien, charge, option, right of first refusal, encumbrance or security interest of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Encumbrances”) in or upon any of the properties, assets or rights of the Company under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Charter or Company Bylaws, (ii) any Company Material Contract to which the Company is a party or by which the Company or any of its properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 2.5(b), any material Law applicable to the Company or by which the Company or any of its properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Body is required by or with respect to the Company in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other Contemplated Transactions or compliance with the provisions hereof, except for (i) the filing with the SEC of such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement and the Contemplated Transactions, (ii) such other filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” laws or Nasdaq, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (iv) as may be required under applicable Antitrust Laws and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individual or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

2.6 Financial Statements.

(a) The Company has made available to Parent true and complete copies of (i) the audited financial statements of the Company as of December 31, 2024 and (ii) the unaudited financial statements of the Company as of December 31, 2025 (the “Company Financial Statements”). The Company Financial Statements (i) are correct and complete in all material respects and have been prepared in accordance with the books and records of the Company, (ii) have been prepared in accordance with GAAP (except for, in the case of unaudited statements, the absence of related notes) and (iii) fairly present, in all material respects, the financial position, of the Company as at the dates thereof and the Company’s respective consolidated results of operations and cash flows for the periods then ended, except as otherwise noted therein and subject, in the case of any unaudited financial statements, to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material.

(b) The books of account and financial records of the Company are true and correct and have been prepared and are maintained in accordance with sound accounting practice.

(c) The Company maintains a system of internal accounting controls consistent with the practices of similarly situated private companies designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s assets, (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(d) Since the Company’s inception, the Company has not identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management, other employees or advisors who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

2.7 No Undisclosed Liabilities. As of the date hereof, the Company does not have any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the balance sheet of the Company as of March 31, 2026 (the “Company Balance Sheet”), (b) for liabilities and obligations incurred by the Company in the Ordinary Course of Business since the date of the Company Balance Sheet, (c) liabilities and obligations related to the performance of obligations of the Company under Company Material Contracts, (d) liabilities and obligations incurred in connection with the Contemplated Transactions and (e) liabilities and obligations that are not material to the Company.

2.8 Absence of Certain Changes or Events. From the date of the Company Balance Sheet to the date hereof, except in connection with the execution of this Agreement and the consummation of the Contemplated Transactions, (x) the Company has conducted its business only in the Ordinary Course of Business; (y) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and (z) the Company has not:

(a) (i) declared, set aside or paid any dividends on, or made any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, (ii) purchased, redeemed or otherwise acquired shares of capital stock or other equity interests of the Company or any options, warrants, or rights to acquire any such shares or other equity interests, or (iii) split, combined, reclassified or otherwise amended the terms of any of its capital stock or other equity interests or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(b) amended or otherwise changed, or authorized or proposed to amend or otherwise change, its certificate of incorporation or by-laws (or similar organizational documents) except as required to give effect to the Contemplated Transactions;

(c) adopted or entered into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization or effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(d) entered into any material transaction in connection with the Contemplated Transactions;

(e) acquired any material asset or sold, leased or otherwise irrevocably disposed of any of its material assets or properties, or granted any Encumbrance (other than Permitted Encumbrances) with respect to such assets or properties;

(f) sold, assigned, transferred, licensed, sublicensed or otherwise disposed of any material Intellectual Property owned or purported to be owned by, assigned to, or exclusively licensed by, the Company, except for the grant of non-exclusive licenses to such Intellectual Property in the Ordinary Course of Business;

(g) changed its financial or Tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalued any of its material assets; or

(h) agreed, resolved or committed to do any of the foregoing.

2.9 Litigation. As of the date hereof, there is no Legal Proceeding (or basis therefor) pending or, to the knowledge of the Company, threatened against the Company, its properties or assets, or any present or former officer, director or employee of the Company in such individual’s capacity as such, other than any Legal Proceeding that (a) does not involve an amount in controversy in excess of $500,000 and (b) does not seek material injunctive or other nonmonetary relief. Neither the Company nor any of its properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Body. There is no Legal Proceeding pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other Contemplated Transactions.

2.10 Compliance with Laws. The Company is, and since January 1, 2023 has been, in compliance in all material respects with all Laws applicable to its businesses, operations, properties or assets. The Company has not received, since January 1, 2023, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to its businesses, operations, properties, assets or Company Products (as defined below). The Company has in effect all material permits, licenses, variances, exemptions, applications, approvals, clearances, authorizations, registrations, formulary listings, consents, operating certificates, franchises, orders and approvals (collectively, “Permits”) of all Governmental Bodies necessary for it to own, lease or operate its properties and assets and to carry on its businesses and operations as now conducted, and there has occurred no material violation of, material default (with or without notice or lapse of time or both) or other event that would give others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the Contemplated Transactions.

2.11 Health Care Regulatory Matters.

(a) The Company, and to the knowledge of the Company, each of its directors, officers, employees, agents (while acting in such capacity), contract manufacturers, contract research organizations and clinical investigators is, and since January 1, 2023 has been, in material compliance with all health care Laws to the extent applicable to the Company or any of its product candidates or activities, including, but not limited to the following: (i) the Federal Food, Drug & Cosmetic Act; (ii) the Public Health Service Act (42 U.S.C. § 201 et seq.); (iii) fraud and abuse Laws such as the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the civil monetary penalties law (42 U.S.C. § 1320a-7a); the civil False Claims Act (31 U.S.C. § 3729 et seq.); the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)); the Criminal Health Care Fraud Statute (18 U.S.C. § 1347); (iv) the exclusion laws (42 U.S.C. § 1320a-7); and (v) any Laws regulating the ownership, testing, research, development, manufacture, quality, safety, accreditation, packaging, storage, use, distribution, labeling, promotion, sale, offer for sale, import, export or disposal of pharmaceutical products, including licensure required for any such activities (“Health Care Laws”). The Company has not engaged in any voluntary disclosure or self-disclosure to any Governmental Body concerning any alleged, potential or actual non-compliance with any applicable Health Care Laws, and to the Company’s knowledge no such self-disclosure to any Governmental Body is warranted. To the knowledge of the Company, there are no other facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.

(b) The Company is not party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Body.

(c) All applications, notifications, submissions, information and reports submitted in connection with any and all requests for a Permit from the U.S. Food and Drug Administration (“FDA”) or other Governmental Body relating to products that are regulated as drugs, biologics, or other medical products under Health Care Laws, including the drug and biological candidates, compounds or products being researched, tested, stored, developed, labeled, manufactured, packed and/or distributed by the Company (“Company Products”), including, without limitation, investigational new drug applications, when submitted to the FDA or other Governmental Body were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Body. The Company does not have knowledge of any facts or circumstances that would be reasonably likely to lead to the revocation, suspension, limitation, or cancellation of a material Permit required under Health Care Laws.

(d) All preclinical studies and clinical trials conducted by or, to the knowledge of the Company, on behalf of the Company have been since January 1, 2023, and if still pending are being, conducted in material compliance with research protocols and all applicable Health Care Laws. To the Company’s knowledge, no clinical trial conducted by or on behalf of the Company has been conducted using any clinical investigators who have been disqualified, debarred or excluded from healthcare programs. Since January 1, 2023, no clinical trial conducted by or on behalf of the Company has been terminated or suspended prior to completion, and no clinical investigator who has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of the Company has placed a partial or full clinical hold order on, or otherwise terminated, delayed or suspended, such a clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Company Product or a failure to conduct such clinical trial in compliance with applicable Health Care Laws.

(e) All manufacturing operations conducted by or, to the knowledge of the Company, for the benefit of the Company have been and are being conducted in material compliance with all Permits and all applicable Health Care Laws.

(f) The Company has not received any written communication from any Governmental Body that relates to an alleged material violation of any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, or any similar action by a Governmental Body relating to any Health Care Laws.

(g) There have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing, testing, or distribution relating to the Company Products required or requested by a Governmental Body, or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Company Products, or any adverse experiences relating to the Company Products that have been reported to FDA or another Governmental Body (“Company Safety Notices”), and, to the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to a Company Safety Notice.

(h) Neither the Company, nor, to the knowledge of the Company, any officer, employee or agent of the Company has made an untrue statement of a material fact or fraudulent or misleading statement to a Governmental Body, failed to disclose a material fact required to be disclosed to a Governmental Body, or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting the “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto (the “FDA Ethics Policy”). Neither the Company, nor, to the knowledge of the Company, any officer, employee or agent of the Company is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading, or false statement or omission, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.

(i) All reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any Governmental Body by the Company have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits or notices has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such reports, documents, claims, Permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(j) Neither the Company nor, to the knowledge of the Company, any officer, employee, or agent of the Company has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in listing on the General Services Administrative System for Award Management or other published list of parties excluded from federal procurement programs and non-procurement programs or in debarment under applicable Law or, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar law applicable in other jurisdictions in which the Company Products are sold or intended to be sold. Neither the Company nor, to the knowledge of the Company, any officer, employee or agent of the Company, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, or any similar Health Care Law or program.

(k) The Company is not, and has not been, a “business associate,” “covered entity,” or “subcontractor” under Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.) (“HIPAA”) as those terms are defined in 42 C.F.R. § 160.103 and, since January 1, 2023, has been in material compliance with any Privacy Laws applicable to health information, including HIPAA, in the Company’s possession to the extent applicable to the Company.

2.12 Benefit Plans.

(a) Section 2.12(a) of the Company Disclosure Schedule contains a true and complete list of each material Company Benefit Plan (other than (i) form equity award agreements and awards made pursuant to such form(s), (ii) offer letters, employment agreements or contracts that may be terminated by the Company without notice and do not contain any severance, change in control, retention bonus, or vesting acceleration provisions, and (iii) consultant contracts or arrangements that may be terminated by the Company with no more than 30 days’ notice without penalty). For purposes of this Agreement, “Company Benefit Plan” means each “employee benefit plan” (within the meaning of section 3(3) of ERISA, whether or not subject to ERISA), and each stock purchase, stock option, phantom stock or other equity-based plan or award, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and each other employee benefit and compensation plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or individual consultant of the Company (or any of their dependents) has any present or future right to compensation or benefits or the Company sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound. The Company has provided or made available to Parent a current, accurate and complete copy of each material Company Benefit Plan, or if such Company Benefit Plan is not in written form, a written summary of all of the material terms of such Company Benefit Plan.

(b) Neither the Company nor any member of its Controlled Group (defined as any organization which is, or was at the applicable time, a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Section 414(b), (c), (m) or (o)) has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (“Pension Plan”) that is subject to Title IV of ERISA or Section 412 of the Code, or (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code.

(c) With respect to the Company Benefit Plans:

(i) each Company Benefit Plan complies in all material respects with its terms and with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred to the knowledge of the Company since the date of such letter that would reasonably be expected to result in the loss of the sponsor’s ability to rely upon such letter or of the qualified status of such Company Benefit Plan;

(iii) there is no material Legal Proceeding (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Body or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Benefit Plans (other than routine claims for benefits);

(iv) none of the Company Benefit Plans currently provides or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by Section 601 et seq. of ERISA and Section 4980B(b) of the Code or other applicable similar law regarding health care coverage continuation (collectively, “COBRA”), and none of the Company or any members of its Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of the Company (either individually or to Company employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;

(v) each Company Benefit Plan is subject exclusively to United States Law; and

(vi) the execution and delivery of this Agreement and the consummation of the Merger will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or individual consultant of the Company to severance pay or any other termination payment or other compensation or benefits, (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due to any such employee, officer, director or consultant or (C) result in a requirement to fund or set aside assets with respect to any Company Benefit Plan.

(d) The Company is not a party to any agreement, Contract, arrangement or plan (including any Company Benefit Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the Contemplated Transactions (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which the Company is a party or by which the Company is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

2.13 Labor and Employment Matters.

(a) The Company is and, since January 1, 2023, has been, in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation, unemployment compensation, equal employment opportunity, discrimination, harassment, employee and contractor classification, and continuation coverage with respect to group health plans. Since January 1, 2023, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any labor dispute, work stoppage, labor strike or lockout against the Company by employees.

(b) No employee of the Company is covered by an effective or pending collective bargaining agreement or similar labor agreement. To the knowledge of the Company, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of the Company. There are no (i) unfair labor practice charges or complaints against the Company pending before the National Labor Relations Board or any other labor relations tribunal or authority and, to the knowledge of the Company, no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against the Company that arose out of or under any collective bargaining agreement.

(c) To the knowledge of the Company, as of the date hereof, no current officer of the Company intends to, terminate his or her employment relationship with the Company in connection with or as a result of the Merger.

(d) Since the Company’s inception, (i) the Company has not effectuated a “plant closing” (as defined in the Worker Adjustment Retraining and Notification Act of 1988 (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) the Company has not engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. The Company currently properly classifies and since its inception has classified its employees as exempt or nonexempt in accordance with applicable overtime laws, and no person treated as an independent contractor or consultant by the Company since its inception should have been classified as an employee under applicable Law, except where such action would not, individually or in the aggregate, result in the Company incurring a material liability.

(e) With respect to any current or former employee, officer, consultant or other service provider of the Company, there are no Legal Proceedings against the Company pending, or to the Company’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of the Company, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment-related matter arising under applicable Laws, except where such action would not, individually or in the aggregate, result in the Company incurring a material liability.

(f) Except with respect to any Company Benefit Plan (which subject is addressed in Section 2.12 above), the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which the Company is a party.

(g) Since January 1, 2023, (i) no allegations of workplace sexual harassment, discrimination or other material misconduct have been made, initiated, filed or, to the knowledge of the Company, threatened against the Company or any of its respective current or former directors, officers or senior-level management employees, (ii) to the knowledge of the Company, no incidents of any such workplace sexual harassment, discrimination or other material misconduct have occurred, and (iii) the Company has not entered into any settlement agreement related to allegations of sexual harassment, discrimination or other material misconduct by any of its directors, officers or employees described in clause (i).

2.14 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company has conducted its businesses in compliance with all, and has not violated any, applicable Environmental Laws; (ii) the Company has obtained all Permits of all Governmental Bodies and any other Person that are required under any Environmental Law; (iii) there has been no release of any Hazardous Substance by the Company or any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of the Company under applicable Environmental Laws; (iv) the Company has not received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Body or any other Person asserting that the Company is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable

Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by the Company or as a result of any operations or activities of the Company at any location and, to the knowledge of the Company, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to the Company under any Environmental Law; and (vi) neither the Company nor any of its respective properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

(b) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface and subsurface soils and strata, wetlands, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

(c) As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including but not limited to petroleum.

2.15 Taxes.

(a) The Company and each of its Subsidiaries has (i) timely filed all income and other material Tax Returns required to be filed by or on behalf of it (taking into account any applicable extensions thereof) and all such Tax Returns are true, accurate and complete in all material respects; and (ii) timely paid in full (or caused to be timely paid in full) all material Taxes that are due and payable, whether or not such Taxes were shown as due on such Tax Returns.

(b) All material Taxes not yet due and payable by the Company or any of its Subsidiaries as of the date of the Company Balance Sheet have been, in all material respects, properly accrued in accordance with GAAP on the Company Balance Sheet, and such Company Balance Sheet reflects an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by the Company and each of its Subsidiaries through the date of the Company Balance Sheet. Since the date of the Company Balance Sheet, neither the Company nor any of its Subsidiaries has incurred, individually or in the aggregate, any liability for Taxes outside the Ordinary Course of Business.

(c) Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any material amount of Tax, in each case that has not since expired.

(d) No material audits or other investigations, proceedings, claims, assessments or examinations by any Governmental Body (each, a “Tax Action”) with respect to Taxes or any Tax Return of the Company or any of its Subsidiaries are presently in progress or have been asserted, threatened or proposed in writing, other than any such assertion, threat or proposal that has been settled or withdrawn. No deficiencies or claims for a material amount of Taxes have been claimed, proposed, assessed or asserted in writing against the Company or any of its Subsidiaries by a Governmental Body, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled or withdrawn.

(e) The Company and each of its Subsidiaries have timely withheld or deducted all material Taxes required to have been withheld or deducted from payments made (or deemed made) to their employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such material Taxes have been timely paid to the relevant Governmental Body.

(f) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulations §1.6011-4(b).

(g) Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, nor has any liability pursuant to, any Tax sharing, allocation, indemnification or similar agreement or obligation, other than any such agreement or obligation which is a customary commercial agreement or obligation entered into in the Ordinary Course of Business with vendors, lessors, lenders or the like the primary purpose of which is not Taxes (each, an “Ordinary Course Agreement”); (ii) is or has ever been a member of a group (other than a group the common parent of which is the Company) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) pursuant to Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, by Contract (other than Ordinary Course Agreements) or otherwise by operation of Law; and (iv) is or has ever been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(h) No private-letter rulings, technical advice memoranda, or similar material agreements or rulings related to Taxes have been requested in writing, entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries which rulings remain in effect.

(i) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in method of accounting requested or initiated, or use of improper method of accounting, on or prior to the Closing Date, (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (iii) an installment sale or open-transaction disposition made on or prior to the Closing Date, (iv) any deferred intercompany gain or excess-loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), (v) an election under Section 965 of the Code, or (vi) the application of Section 951 or 951A of the Code with respect to income earned or recognized or payments received prior to the Closing.

(j) There are no Encumbrances for Taxes upon any of the assets of the Company or any of its Subsidiaries other than Encumbrances described in clause (i) of the definition of Permitted Encumbrances.

(k) Neither the Company nor any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(l) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation, as defined in Section 897(c)(2) of the Code, during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m) No material claim has been made in writing by any Governmental Body in a jurisdiction where the Company or any of its Subsidiaries has not paid a specific Tax or filed a specific Tax Return that the Company or any of its Subsidiaries is or may be required to pay such Tax or file such Tax Return by such jurisdiction.

(n) Section 2.15(n) of the Company Disclosure Schedule sets forth the entity classification of the Company and each of its Subsidiaries for U.S. federal income tax purposes. Neither the Company nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such classification.

(o) To the Company’s knowledge, the Company has not been, is not, and immediately prior to the Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(p) Neither the Company nor any of its Subsidiaries has taken any action (or agreed to take any action) nor does it know of any fact or circumstance that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

2.16 Contracts.

(a) Section 2.16(a) of the Company Disclosure Schedule lists the following Contracts (other than Company Benefit Plans and Excepted Contracts): (a) to which the Company is a party; (b) by which the Company or any Intellectual Property owned or purported to be owned by, assigned to, or exclusively licensed by, the Company or any other asset of the Company is or may become bound or under which the Company has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest, in effect as of the date of this Agreement (all such Contracts, “Company Material Contracts”):

(i) each Contract relating to the disposition or acquisition of material assets or any ownership interest in any entity, except as contemplated hereby, in each case, involving payments in excess of $500,000 after the date of this Agreement;

(ii) each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $500,000 or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(iii) each Contract requiring payment by or to the Company after the date of this Agreement in excess of $500,000 in the aggregate in the current calendar year or any future calendar year pursuant to its express terms relating to: (A) any agreement under which a third party is granted rights related to the sale or distribution of any Company Product (identifying any that contain exclusivity provisions); (B) any agreement (other than a Company Benefit Plan) involving provision of services with respect to any pre-clinical or clinical development activities of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company; or (D) any Contract under which any third party provides any services relating to the manufacture (in whole or in part) of any Company Product, in each case, except for Contracts entered into in the Ordinary Course of Business;

(iv) each Company In-bound License;

(v) each Company Out-bound License;

(vi) each Contract requiring the payment of any royalty, dividend or similar arrangement based on the revenues or profits of the Company;

(vii) any other Contract that is not terminable at will (with no explicit termination penalty) by the Company and which involves payment or receipt by the Company after the date of this Agreement under any such Contract of more than $500,000 in the aggregate, or obligations after the date of this Agreement in excess of $500,000 in the aggregate; and

(viii) other than any Contract identified in Section 2.16(a)(i)-(vii), each Contract that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the

Securities Act), with respect to the Company (assuming the Company was subject to the requirements of the Exchange Act).

(b) (i) Each Company Material Contract is valid and binding on the Company and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) the Company, and, to the knowledge of the Company, each other party thereto, has performed all material obligations required to be performed by it under each Company Material Contract; and (iii) there is no material default under any Company Material Contract by the Company or, to the knowledge of the Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of the Company or, to the knowledge of the Company, any other party thereto under any such Company Material Contract, nor has the Company received written notice of any such material default, event or condition. The Company has made available to Parent true and complete copies of all Company Material Contracts, including all amendments thereto.

2.17 Insurance. The Company is covered by valid and currently effective insurance policies issued in favor of the Company that are customary and adequate for companies of similar size in the industries and locations in which the Company operates. Section 2.17 of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company, or pursuant to which the Company is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) the Company is not in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor, to the knowledge of the Company, will any such cancellation or termination result from the consummation of the Contemplated Transactions.

2.18 Properties.

(a) The Company has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for the Company to conduct its business as currently conducted, free and clear of all Encumbrances other than: (i) Encumbrances for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company; (iii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (iv) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (v) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Encumbrances arising in the Ordinary Course of Business; (vi) non-exclusive licenses of rights to Intellectual Property granted in the Ordinary Course of Business, which do not (in any case or in the aggregate) materially detract from the value of the rights to Intellectual Property subject thereto; and (vii) any such matters of record, Encumbrances and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company as currently conducted (“Permitted Encumbrances”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect on the Company, the tangible personal property currently used in the operation of the business of the Company is in good working order (reasonable wear and tear excepted).

(b) The Company has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) Section 2.18(c) of the Company Disclosure Schedule sets forth a true and complete list of (i) all real property owned by the Company and (ii) all real property leased for the benefit of the Company.

(d) This Section 2.18 does not relate to intellectual property, which is the subject of Section 2.19.

2.19 Intellectual Property.

(a) Section 2.19(a) of the Company Disclosure Schedule sets forth a true and complete list of all (i) material patents and patent applications; (ii) material trademark registrations and applications; and (iii) material copyright registrations and applications, in each case owned by the Company (collectively, “Company Registered IP”), and a true and complete list of all domain names owned or exclusively licensed by the Company. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (A) all of the Company Registered IP is subsisting and, in the case of any Company Registered IP that is registered or issued and to the knowledge of the Company, valid and enforceable, (B) no Company Registered IP is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of the Company, no such action is threatened with respect to any of the Company Registered IP and (C) the Company owns exclusively, free and clear of any and all Encumbrances (other than Permitted Encumbrances), all Company Owned IP, including all Intellectual Property created on behalf of the Company by its employees or independent contractors.

(b) Section 2.19(b) of the Company Disclosure Schedule accurately identifies all Contracts pursuant to which any material Intellectual Property is licensed to the Company by any third party or any third party has granted to the Company a covenant not to sue with respect to any material Intellectual Property (other than (i) any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal-use software license and other Intellectual Property associated with such software and (B) is not incorporated into any of the Company’s products, (ii) any Intellectual Property licensed on a nonexclusive basis where the license is incidental to the primary purpose of the relevant Contract or the provision of services to the Company, (iii) any material transfer agreements, research agreements, clinical trial agreements, services agreements, non-disclosure agreements or confidentiality agreements, or off the-shelf software licenses or generally-available patent license agreements and (iv) agreements between Company and its employees in Company’s standard form thereof) (each a “Company In-bound License,” and the underlying Intellectual Property, the “Company Licensed IP”).

(c) Section 2.19(c) of the Company Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted any license or covenant not to sue under, any Company Owned IP or Company Licensed IP (other than (i) any material transfer agreements, research agreements, clinical trial agreements, services agreements, non-disclosure agreements or confidentiality agreements and (ii) any Company Owned IP or Company Licensed IP nonexclusively licensed in the Ordinary Course of Business and that does not grant any commercial rights to any Company Product) (each a “Company Out-bound License”).

(d) To the knowledge of the Company, the Company Owned IP and the Company Licensed IP constitutes all Intellectual Property necessary for Company to conduct its business as currently conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property.

(e) The Company has taken commercially reasonable measures to maintain the confidentiality of all information that constitutes or constitute a material trade secret of the Company, including requiring all

Persons having access thereto to execute written non-disclosure agreements or assume other binding obligations to maintain confidentiality of such information.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) to the knowledge of the Company, the conduct of the businesses of the Company, including the manufacture, marketing, offering for sale, sale, importation, use or intended use (as currently contemplated) or other disposal of any product as currently sold or under development by the Company, has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property of any Person, (ii) the Company has not received any written notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred and (iii) to the knowledge of the Company, no Person is infringing, misappropriating, or diluting in any material respect any Company Registered IP or Company Licensed IP.

(g) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company has taken commercially reasonable steps to protect the confidentiality and security of the computer and information technology systems owned, licensed and used by the Company (the “IT Systems”) and the information and transactions stored or contained therein or transmitted thereby, (ii) to the knowledge of the Company, since January 1, 2023, there has been no unauthorized use, loss, access, transmittal, modification or corruption of any such IT Systems and (iii) since January 1, 2023, there have been no material failures, crashes, viruses, or security breaches (including any unauthorized access to any personally identifiable information) affecting the IT Systems.

(h) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) to the knowledge of the Company, the Company has at all times since January 1, 2023, complied in all material respects with all applicable Laws governing privacy, data protection, and the collection, retention, protection, and use of Personal Information (collectively, “Privacy Laws”) collected, used, or held for use by the Company, (ii) since January 1, 2023, no claims have been received by the Company or, to the knowledge of the Company, threatened in writing against the Company alleging the Company violated any applicable Privacy Laws, (iii) neither the Company’s performance of this Agreement nor the Company’s consummation of the Contemplated Transactions will breach or otherwise violate any applicable Privacy Laws and (iv) the Company has taken commercially reasonable steps to protect the Personal Information collected, used or held for use by the Company against unauthorized loss, access, use, modification, disclosure or other misuse.

(i) To the knowledge of the Company, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Company Owned IP or, to the knowledge of the Company, Company Licensed IP exclusively licensed to the Company, and no Governmental Body, university, college, other educational institution or research center has, to the knowledge of the Company, any claim or right in or to such Intellectual Property.

(j) The execution, delivery and performance by the Company of this Agreement, and the consummation of the Contemplated Transactions, will not result in the loss of, or give rise to any right of any third party to terminate or modify any of the Company’s rights or obligations under any Company In-bound License or Company Out-bound License.

2.20 State Takeover Statutes. As of the date hereof and at all times on or prior to the Effective Time, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Merger and the other Contemplated Transactions and will not restrict, impair or delay the ability of Parent or Merger Sub, after the Effective Time, to vote or otherwise exercise all rights as a stockholder of the Company. No other Takeover Statute or any similar anti-takeover provision in the Company Charter or Company Bylaws is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other Contemplated Transactions.

2.21 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

2.22 Related Party Transactions. Since January 1, 2023 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between the Company, on the one hand, and the affiliates of the Company, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (assuming the Company was subject to the requirements of the Exchange Act).

2.23 Certain Payments. Neither the Company nor any of its respective directors, officers, employees or, to the Company’s knowledge, agents or any other Person acting on its behalf has, directly or indirectly, made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). The Company is not, nor has it been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

2.24 Brokers. No broker, investment banker, financial advisor or other Person, other than as set forth on Section 2.24 of the Company Disclosure Schedule, the fees and expenses of which will be paid by the Company or, following the Effective Time, Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Affiliates.

2.25 Concurrent Financing Compliance.

(a) The Company has delivered to Parent true, correct and complete copies of all definitive agreements related to the Concurrent Financing, including the Subscription Agreement, pursuant to which the Purchasers (as defined in the Subscription Agreement) party thereto (collectively, the “Purchasers”) have agreed, subject to the terms and conditions set forth therein, to purchase the number of shares of Company Class A Common Stock set forth therein in connection with the Contemplated Transactions. The Subscription Agreement has not been amended or modified prior to the date of this Agreement and as of the date hereof, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 5.23), and as of the date hereof, the respective obligations and commitments contained in the Subscription Agreement have not been withdrawn or rescinded in any respect.

(b) As of the date hereof, the Subscription Agreement is in full force and effect and is the legal, valid, binding and enforceable obligation of the Company, and, to the knowledge of the Company, each of the Purchasers. There are no conditions precedent or other contingencies related to the funding of the full amount of the Concurrent Financing, other than as expressly set forth in the Subscription Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of the Company or, to the knowledge of the Company, any Purchaser under the Subscription Agreement. As of the date hereof, the Company has no reason to believe that any of the conditions to the Concurrent Financing as contemplated by the Subscription Agreement will not be satisfied.

2.26 No Other Representations or Warranties. Except for the representations and warranties contained in Section 3, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of Parent, its Subsidiaries or any other Person on behalf of Parent or Merger Sub makes any representation or warranty with respect to any projections or forecasts delivered or made available to the Company or any of its Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent (including any such projections or forecasts made available to the Company and Representatives in certain “data rooms” or management presentations in expectation of the Contemplated Transactions), and the Company has not relied on any such information or any representation or warranty not set forth in Section 3.

Section 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as disclosed in the Parent SEC Documents at least three Business Days prior to the date of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature); or (b) as set forth in the corresponding section or subsection of the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that (i) the disclosure of any information in a particular section or subsection of the Parent Disclosure Schedule shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face and (ii) where applicable, references to Parent in this Section 3 shall include Parent’s Subsidiaries), each of Parent and the Merger Sub represents and warrants to the Company as follows:

3.1 Organization, Standing and Power.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. Each of Parent and Merger Sub (i) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (ii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (ii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Since the date of its incorporation, Merger Sub has not engaged in any activities other than activities incident to its formation or in connection with or as contemplated by this Agreement.

(b) Parent has previously made available to the Company true and complete copies of the Certificate of Incorporation and Bylaws (or comparable organizational documents) of each of Parent and Merger Sub, and the Certificate of Incorporation and Bylaws (or comparable organizational documents) of each other Subsidiary of Parent, in each case, as amended to the date of this Agreement, and each as so delivered is in full force and effect. None of Parent or Merger Sub is in violation in any material respects of any provision of its respective Certificate of Incorporation or Bylaws (or comparable organizational documents).

3.2 Capital Stock.

(a) The authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Common Stock and (ii) 50,000,000 shares of Parent Preferred Stock. As of the close of business on the Reference Date, (i) 5,300,039 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, (ii) no shares of Parent Common Stock were held by Parent in its treasury, (iii) no shares of Parent Preferred Stock were issued and outstanding, (iv) 1,505,021 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s 2021 Equity Incentive Plan (of which (x) 637,921 shares were subject to outstanding options to purchase shares of Parent Common Stock, (y) no shares were subject to outstanding restricted stock awards of Parent and (z) 32,769 shares were subject to outstanding restricted stock units of Parent), (v) 94,281 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s 2021 Employee Stock Purchase Plan and (vi) 416,673 shares of Parent Common Stock were reserved for issuance upon the exercise of the Pre-Funded Warrants. Except as set forth above in this Section 3.2(a), neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent or such Subsidiary on any matter. Except as set forth above in this Section 3.2(a) and except for changes since the close of business on the Reference Date resulting from the exercise of any options as described above, as of the Reference Date, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or other voting securities or equity interests of Parent or its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or its Subsidiaries or other equity-equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or its Subsidiaries or rights or interests described in the preceding clause (C), or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.

(b) Section 3.2(b) of the Parent Disclosure Schedule sets forth a true and complete list, as of the date hereof, of all holders of rights to purchase or receive shares of Parent Common Stock or similar rights (collectively, “Parent Stock Awards”), indicating as applicable, with respect to each Parent Stock Award then outstanding, the type of award (e.g., incentive stock option, non-statutory stock option, restricted stock unit, etc.), the number of shares of Parent Common Stock subject to such Parent Stock Award, the name of the plan under which such Parent Stock Award was granted, the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration thereof. Parent has made available to the Company a true and complete copy of the forms of all award agreements evidencing outstanding Parent Stock Awards. Parent does not sponsor, maintain or administer any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Parent Benefit Plans. Parent is under no obligation to issue shares of Parent Common Stock pursuant to any employee or director stock option, stock purchase or equity compensation plan or arrangement.

(c) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, of which 100 shares are issued and outstanding, all of which shares are beneficially owned by Parent.

(d) The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(e) To the knowledge of Parent as of the date of this Agreement and as of the Closing, no “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualifying Event”) is applicable to Parent or, to Parent’s knowledge, any Covered Person, except for a Disqualifying Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicable. “Covered Person” means, with respect to Parent as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1).

3.3 Subsidiaries. Section 3.3 of the Parent Disclosure Schedule sets forth a true and complete list of each Subsidiary of Parent, including its jurisdiction of incorporation or formation. Each of Parent’s Subsidiaries (a) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (b) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (c) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (c), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Parent, free and clear of all Encumbrances other than Permitted Encumbrances of Parent and its Subsidiaries. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, Parent does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person. Neither Parent nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.4 Authority.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the receipt of the Required Parent Stockholder Vote, to consummate the Merger and the other Contemplated Transactions. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the Merger and the other Contemplated Transactions subject to (i) with respect to Parent, receipt of the Required Parent Stockholder Vote and (ii) with respect to Merger Sub, the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (subject to the Enforceability Exceptions).

(b) The Parent Board, at a meeting duly called and held at which all directors of Parent were present, duly adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other Contemplated Transactions and thereby are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approving and declaring advisable this Agreement and the Contemplated Transactions, including the Merger and the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and (iii) determining to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Parent Stockholder Matters, which resolutions have not been subsequently rescinded, modified or withdrawn in any way. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.

(c) The affirmative vote of a majority of the votes cast is the only vote of the holders of any class or series of Parent Capital Stock necessary to approve the Parent Stockholder Matters (the “Required Parent Stockholder Vote”).

3.5 No Conflict; Consents and Approvals.

(a) Subject to obtaining the Required Parent Stockholder Vote, the execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Merger and the other Contemplated Transactions and compliance by each of Parent and Merger Sub with the provisions hereof will not, contravene, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any

Encumbrance in or upon any of the properties, assets or rights of Parent or Merger Sub under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Certificate of Incorporation or Bylaws of Parent or Merger Sub and (ii) any Parent Material Contract to which Parent or Merger Sub is a party by which Parent, Merger Sub or any of their respective properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any material Law or any rule or regulation of Nasdaq applicable to Parent or Merger Sub or by which Parent, Merger Sub or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Body is required by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the Merger and the other Contemplated Transactions or compliance with the provisions hereof, except for (i) the filing with the SEC of such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement and the Contemplated Transactions, (ii) such other filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” laws or Nasdaq, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (iv) as may be required under applicable Antitrust Laws and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices, the failure of which to be obtained or made, individual or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) The Parent Board and the Merger Sub board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

3.6 SEC Reports; Financial Statements.

(a) Parent has filed with or furnished to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2023 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.6, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (i) were prepared in a manner consistent with the books and records of Parent and its Subsidiary, (ii) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since January 1, 2023, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent’s periodic and current reports under the Exchange Act, is made known to Parent’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) Parent and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to Parent’s auditors and audit committee is set forth as Section 3.6(d) of Parent Disclosure Schedule. Parent’s internal control over financial reporting is effective at the reasonable assurance level and Parent has not identified any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(e) Since January 1, 2023 through the date of this Agreement, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of the Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent or any of its Subsidiaries.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Parent SEC Documents. To the knowledge of Parent, as of the date of this Agreement, none of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation. As of the date of this Agreement, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq that has not previously been disclosed in the Parent SEC Documents.

(g) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special-purpose or limited-purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other Parent SEC Documents.

(h) Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of Nasdaq, in each case, that are applicable to Parent.

(i) No Subsidiary of Parent is required to file any form, report, schedule, statement or other document with the SEC.

(j) Parent has not been and is not currently a “shell company” as defined under Section 12b-2 of the Exchange Act.

(k) Parent is, and since its first date of listing on Nasdaq has been, in compliance in all material respects with the applicable current listing and governance rules and regulations of Nasdaq.

(l) Parent’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the knowledge of Parent, “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act and (iii) to the knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

3.7 No Undisclosed Liabilities. As of the date hereof, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the audited consolidated balance sheet of Parent and its Subsidiaries as at December 31, 2025 included in the Annual Report on Form 10-K filed by Parent with the SEC on March 16, 2026 (without giving effect to any amendment thereto filed on or after the date hereof), (b) for liabilities and obligations incurred by Parent or its Subsidiaries in the Ordinary Course of Business since the date of the Parent Balance Sheet, (c) liabilities and obligations related to the performance of obligations of Parent under Parent Material Contracts, (d) liabilities and obligations incurred in connection with the Contemplated Transactions and (e) liabilities and obligations that are not material to Parent and its Subsidiaries, taken as a whole. Parent has no outstanding or accrued financial liability of any kind arising from or in connection with the Contracts set forth on Section 5.12(b) of the Parent Disclosure Schedule.

3.8 Absence of Certain Changes or Events. From January 1, 2026 to the date hereof, except in connection with the execution of this Agreement and the consummation of the Contemplated Transactions, (x) Parent and its Subsidiaries have conducted their business only in the Ordinary Course of Business; (y) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect; and (z) neither Parent nor any of its Subsidiaries have:

(a) (i) declared, set aside or paid any dividends on, or made any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a wholly-owned Subsidiary of Parent to its parent, (ii) purchased, redeemed or otherwise acquired shares of capital stock or other equity interests of Parent or its Subsidiary or any options, warrants, or rights to acquire any such shares or other equity interests, or (iii) split, combined, reclassified or otherwise amended the terms of any of its capital stock or other equity interests or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(b) amended or otherwise changed, or authorized or proposed to amend or otherwise change, its certificate of incorporation or by-laws (or similar organizational documents) except as required to give effect to Contemplated Transactions;

(c) adopted or entered into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization or effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(d) formed any Subsidiary or acquired any equity interest or other interest in any other entity or entered into a joint venture with any other entity;

(e) (i) lent money to any Person (other than advances of reasonable business expenses to cover employees and service providers in the Ordinary Course of Business), (ii) incurred or guaranteed any indebtedness for borrowed money, or (iii) guaranteed any debt securities of others;

(f) Other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement: (A) adopted, terminated, established or entered into any Parent Benefit Plan; (B) caused or permitted any Parent Benefit Plan to be amended in any material respect; (C) paid any material bonus or distributed any profit-sharing account balances or similar payment to, or increased the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers, employees, consultants or independent contractors; (D) awarded any new or increased or amended any existing severance, retention or change-of-control benefits offered to any current, former or new employees, directors, consultants or other Persons; or (E) hired, terminated or gave notice of termination (other than for cause) to, any officer, employee, consultant or independent contractor;

(g) entered into any material transaction in connection with the Contemplated Transactions;

(h) acquired any material asset or sold, leased or otherwise irrevocably disposed of any of its material assets or properties, or granted any Encumbrance (other than Permitted Encumbrances) with respect to such assets or properties;

(i) engaged in, or taken active steps to prepare for, manufacturing or commercial operations with respect to any product or product candidate;

(j) sold, assigned, transferred, licensed, sublicensed or otherwise disposed of any material Intellectual Property owned or purported to be owned by, assigned to, or exclusively licensed by, Parent or its Subsidiaries, except for the grant of non-exclusive licenses to such Intellectual Property in the Ordinary Course of Business;

(k) other than as required by Law or GAAP, taken any action to change accounting policies or procedures;

(l) changed its financial or Tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalued any of its material assets; or

(m) agreed, resolved or committed to do any of the foregoing.

3.9 Litigation. As of the date hereof, there is no Legal Proceeding (or basis therefor) pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individual’s capacity as such. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Body. There is no Legal Proceeding pending or, to the knowledge of Parent, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other Contemplated Transactions.

3.10 Compliance with Laws. Parent and each of its Subsidiaries are, and since January 1, 2023 have been, in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets. None of Parent or any of its Subsidiaries has received, since January 1, 2023, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties, assets or Parent Products (as defined below). Parent and each of its Subsidiaries have in effect all material Permits of all Governmental Bodies necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and there has occurred no material violation of, material default (with or without notice or lapse of time or both) or other event that would give others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the Contemplated Transactions.

3.11 Health Care Regulatory Matters.

(a) Parent and, to the knowledge of Parent, each of its directors, officers, employees, agents (while acting in such capacity), contract manufacturers, contract research organizations and clinical investigators is and, since January 1, 2023 has been, in material compliance with all Health Care Laws to the extent applicable to Parent or any of its products or activities. Parent has not engaged in any voluntary disclosure or self-disclosure to any Governmental Body concerning any alleged, potential or actual non-compliance with any applicable Health Care Laws, and to the Parent’s knowledge no such self-disclosure to any Governmental Body is warranted. To the knowledge of Parent, there are no other facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.

(b) Parent is not party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Body.

(c) All applications, notifications, submissions, information, claims and reports submitted in connection with any and all requests for a Permit from the FDA or other Governmental Body relating to products that are regulated as drugs, biologics, or other medical products under Health Care Laws, including the drug and biological candidates, compounds or products being researched, tested, stored, developed, labeled, manufactured, packed and/or distributed by Parent or any of its Subsidiaries (“Parent Products”), including, without limitation, investigational new drug applications, when submitted to the FDA or other Governmental Body were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Body. Parent does not have knowledge of any facts or circumstances that would be reasonably likely to lead to the revocation, suspension, limitation, or cancellation of a material Permit required under Health Care Laws.

(d) All preclinical studies and clinical trials conducted by or, to the knowledge of Parent, on behalf of Parent have been since January 1, 2023, and if still pending are being, conducted in material compliance with research protocols and all applicable Health Care Laws. To Parent’s knowledge, no clinical trial conducted by or on behalf of Parent has been conducted using any clinical investigators who have been disqualified, debarred or excluded from healthcare programs. Since January 1, 2023, no clinical trial conducted by or on behalf of Parent or its Subsidiaries have been terminated or suspended prior to completion, and no clinical investigator who has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of Parent has placed a partial or full clinical hold order on, or otherwise terminated, delayed or suspended, such a clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Parent Product or a failure to conduct such clinical trial in compliance with applicable Health Care Laws.

(e) All manufacturing operations conducted by or, to the knowledge of Parent, for the benefit of Parent have been and are being conducted in material compliance with all Permits and all applicable Health Care Laws.

(f) Parent has not received from any Governmental Body any written communication that relates to an alleged material violation of any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, or any similar action by a Governmental Body relating to any Health Care Laws.

(g) There have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing, testing, or distribution relating to the Parent Products required or requested by a Governmental Body, or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Parent Products, or any adverse experiences relating to the Parent Products that have been reported to FDA or another Governmental Body (“Parent Safety Notices”), and, to the knowledge of Parent, there are no facts or circumstances that reasonably would be expected to give rise to a Parent Safety Notice.

(h) Neither Parent, nor, to the knowledge of Parent, any officer, employee or agent of Parent has made an untrue statement of a material fact or fraudulent or misleading statement to a Governmental Body, failed to disclose a material fact required to be disclosed to a Governmental Body, or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its FDA Ethics Policy. Neither the Parent, nor, to the knowledge of the Parent, any officer, employee or agent of the Parent is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading, or false statement or omission, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.

(i) All reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any Governmental Body by Parent have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits or notices has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All such reports, documents, claims, Permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(j) Neither Parent nor, to the knowledge of Parent, any officer, employee or agent of Parent has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in listing on the General Services Administrative System for Award Management or other published list of parties excluded from federal procurement programs and non-procurement programs or in debarment under applicable Law, or including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar law applicable in other jurisdictions in which the Parent Products are sold or intended to be sold. Neither Parent nor, to the knowledge of Parent, any officer, employee or agent of Parent, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, or any similar Health Care Law or program.

(k) Parent is not, and has not been, a “business associate,” “covered entity,” or “subcontractor” under HIPAA as those terms are defined in 42 C.F.R. § 160.103 and, since January 1, 2023, has been in material compliance with any Privacy Laws applicable to health information, including HIPAA, in Parent’s possession to the extent applicable to Parent.

3.12 Benefit Plans.

(a) Section 3.12(a) of the Parent Disclosure Schedule contains a true and complete list of each Parent Benefit Plan (other than form equity award agreements and awards made pursuant to such form(s), which form(s) shall have been provided to the Company). For purposes of this Agreement, “Parent Benefit Plan” means each “employee benefit plan” (within the meaning of section 3(3) of ERISA, whether or not subject to ERISA), and each stock purchase, stock option, phantom stock or other equity-based plan or award, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and each other employee benefit and compensation plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or individual consultant of Parent or its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits or Parent or any of its Subsidiaries sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound. Parent has provided or made available to the Company a current, accurate and complete copy of each Parent Benefit Plan, or if such Parent Benefit Plan is not in written form, a written summary of all of the material terms of such Parent Benefit Plan.

(b) Neither Parent, its Subsidiaries or any member of their Controlled Group (defined as any organization which is, or was at the applicable time, a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Section 414(b), (c), (m) or (o)) has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) a Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code, or (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code.

(c) With respect to the Parent Benefit Plans:

(i) each Parent Benefit Plan complies in all material respects with its terms and with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) each Parent Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred to the knowledge of the Parent since the date of such letter that would reasonably be expected to result in the loss of the sponsor’s ability to rely upon such letter or of the qualified status of such Parent Benefit Plan;

(iii) there is no material Legal Proceeding (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Body or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to the Parent Benefit Plans (other than routine claims for benefits);

(iv) none of the Parent Benefit Plans currently provides or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA, and none of Parent, its Subsidiaries or any members of its Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of Parent (either individually or to Parent employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;

(v) each Parent Benefit Plan is subject exclusively to United States Law; and

(vi) the execution and delivery of this Agreement and the consummation of the Merger will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or individual consultant of Parent or any Subsidiary to severance pay or any other termination payment or other compensation or benefits, (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due to any such employee, officer, director or consultant, (C) result in a requirement to fund or set aside assets with respect to any Parent Benefit Plan or (D) restrict any rights of Parent to amend or terminate any Parent Benefit Plan.

(d) Neither Parent nor any Subsidiary is a party to any agreement, Contract, arrangement or plan (including any Parent Benefit Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the Contemplated Transactions (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which any of Parent or any Subsidiary is a party or by which any of them is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

3.13 Labor and Employment Matters.

(a) Parent and its Subsidiaries are and since January 1, 2023, have been in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation, unemployment compensation, equal employment opportunity, discrimination, harassment, employee and contractor classification, information privacy and security, and continuation coverage with respect to group health plans. During the preceding three years, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of Parent, threatened, any labor dispute, work stoppage, labor strike or lockout against Parent or any of its Subsidiaries by employees.

(b) No employee of Parent or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement. To the knowledge of Parent, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of Parent or any of its Subsidiaries. There are no (i) unfair labor practice charges or complaints against Parent or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and, to the knowledge of Parent, no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against Parent or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(c) During the preceding three years, (i) neither Parent nor any Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with Parent or any Subsidiary affecting any site of employment or one (1) or more facilities or operating units within any site of employment or facility and (iii) neither Parent nor any Subsidiary has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. The Parent and its Subsidiaries currently properly classify and for the past three (3) years have classified its and their employees as exempt or nonexempt in accordance with applicable overtime laws, and no person treated as an independent contractor or consultant by Parent or any Subsidiary within the past three (3) years should have been classified as an employee under applicable Law, except where such action would not, individually or in the aggregate, result in Parent incurring a material liability.

(d) With respect to any current or former employee, officer, consultant or other service provider of Parent, there are no Legal Proceedings against Parent or any of its Subsidiaries pending, or to Parent’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of Parent, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment-related matter arising under applicable Laws, except where such action would not, individually or in the aggregate, result in Parent incurring a material liability.

(e) Except with respect to any Parent Benefit Plan (which subject is addressed in Section 3.12 above), the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which Parent or any of its Subsidiaries is a party.

(f) Since January 1, 2023, (i) no allegations of workplace sexual harassment, discrimination or other material misconduct have been made, initiated, filed or, to the knowledge of Parent, threatened against Parent, any of its Subsidiaries or any of their respective current or former directors, officers or senior-level management employees, (ii) to the knowledge of Parent, no incidents of any such workplace sexual harassment, discrimination or other material misconduct have occurred, and (iii) Parent has not entered into any settlement agreement related to allegations of sexual harassment, discrimination or other material misconduct by any of its directors, officers or employees described in clause (i).

3.14 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) Parent and its Subsidiaries have obtained all Permits of all Governmental Bodies and any other Person that are required under any Environmental Law; (iii) there has been no release of any Hazardous Substance by Parent or any of its Subsidiaries or any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of Parent or any of its Subsidiaries under applicable Environmental Laws; (iv) neither Parent nor any of its Subsidiaries has received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Body or any other Person asserting that Parent or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by Parent or any of its Subsidiaries or as a result of any operations or activities of Parent or any of its Subsidiaries at any location and, to the knowledge of Parent, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Parent or any of its Subsidiaries under any Environmental Law; and (vi) neither Parent, its Subsidiaries nor any of their respective properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

3.15 Taxes.

(a) Parent and each of its Subsidiaries has (i) timely filed all income and other material Tax Returns required to be filed by or on behalf of them (taking into account any applicable extensions thereof) and all such Tax Returns are true, accurate and complete in all material respects; and (ii) timely paid in full (or caused to be timely paid in full) all material Taxes that are due and payable, whether or not such Taxes were shown as due on such Tax Returns.

(b) All material Taxes not yet due and payable by Parent or any of its Subsidiaries as of the date of the Parent Balance Sheet have been, in all material respects, properly accrued in accordance with GAAP on the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents, and such financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by Parent and each of its Subsidiaries through the date of such financial statements. Since the date of the Parent Balance Sheet, neither Parent nor any of its Subsidiaries has incurred, individually or in the aggregate, any liability for Taxes outside the Ordinary Course of Business.

(c) Neither Parent nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any material amount of Tax, in each case that has not since expired.

(d) No material Tax Actions with respect to Taxes or any Tax Return of Parent or any of its Subsidiaries are presently in progress or have been asserted, threatened or proposed in writing, other than any such assertion, threat or proposal that has been settled or withdrawn. No deficiencies or claims for a material amount of Taxes have been claimed, proposed, assessed or asserted in writing against Parent or any of its Subsidiaries by a Governmental Body, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled or withdrawn.

(e) Parent and each of its Subsidiaries have timely withheld or deducted all material Taxes required to have been withheld or deducted from payments made (or deemed made) to their employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such material Taxes have been timely paid to the relevant Governmental Body.

(f) Neither Parent nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulations § 1.6011-4(b).

(g) Neither Parent nor any of its Subsidiaries (i) is a party to or bound by, nor has any liability pursuant to, any Tax sharing, allocation, indemnification or similar agreement or obligation other than any Ordinary Course Agreement; (ii) is or has ever been a member of a group (other than a group the common parent of which is Parent) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has any liability for the Taxes of any Person (other than Parent and its Subsidiaries) pursuant to Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, by Contract (other than Ordinary Course Agreements), or otherwise by operation of Law; and (iv) is or has ever been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(h) No private-letter rulings, technical advice memoranda, or similar material agreements or rulings related to Taxes have been requested in writing, entered into or issued by any taxing authority with respect to Parent or any of its Subsidiaries which rulings remain in effect.

(i) Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in method of accounting requested or initiated, or use of improper method of accounting, on or prior to the Closing Date, (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (iii) an installment sale or open-transaction disposition made on or prior to the Closing Date, (iv) any deferred intercompany gain or excess-loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), (v) an election under Section 965 of the Code, or (vi) the application of Section 951 or 951A of the Code with respect to income earned or recognized or payments received prior to the Closing.

(j) There are no Encumbrances for Taxes upon any of the assets of Parent or any of its Subsidiaries other than Encumbrances described in clause (i) of the definition of Permitted Encumbrances.

(k) Neither Parent nor any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(l) Neither Parent nor any of its Subsidiaries has been a United States real property holding corporation, as defined in Section 897(c)(2) of the Code, during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m) No material claim has been made in writing by any Governmental Body in a jurisdiction where Parent or any of its Subsidiaries has not paid a specific Tax or filed a specific Tax Return that Parent or any of its Subsidiaries is or may be required to pay such Tax or file such Tax Return by such jurisdiction.

(n) Section 3.15(n) of the Parent Disclosure Schedule sets forth the entity classification of Parent and each of its Subsidiaries for U.S. federal income tax purposes. Neither Parent nor any of its Subsidiaries has made an election or taken any other action to change its federal and state income tax classification from such classification.

(o) To Parent’s knowledge, neither Parent nor any of its Subsidiaries has been, is, or immediately prior to the Effective Time will be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(p) Neither Parent nor any of its Subsidiaries has taken any action (or agreed to take any action) nor does it know of any fact or circumstance that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

3.16 Contracts.

(a) Section 3.16(a) of the Parent Disclosure Schedule lists the following Contracts (other than Parent Benefit Plans) (a) to which Parent or any of its Subsidiaries is a party; (b) by which Parent or its Subsidiaries or any Intellectual Property owned or purported to be owned by, assigned to, or exclusively licensed by, Parent or its Subsidiaries or any other asset of Parent or its Subsidiaries are or may become bound or under which Parent or its Subsidiaries have, or may become subject to, any obligation; or (c) under which Parent or its Subsidiaries have or may acquire any right or interest, in effect as of the date of this Agreement (all such Contracts, “Parent Material Contracts”):

(i) each Contract relating to the disposition or acquisition of material assets or any ownership interest in any entity, except as contemplated hereby;

(ii) each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of Parent or its Subsidiaries or any loans or debt obligations with officers or directors of Parent or its Subsidiaries;

(iii) each Contract requiring payment by or to Parent or its Subsidiaries after the date of this Agreement in excess of $125,000 in the aggregate in the current calendar year or any future calendar year pursuant to its express terms relating to: (A) any agreement under which a third party is granted rights related to the sale or distribution of any product of Parent or its Subsidiaries (identifying any that contain exclusivity provisions); (B) any agreement (other than a Parent Benefit Plan) involving provision of services with respect to any pre-clinical or clinical development activities of Parent or its Subsidiaries; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent or its Subsidiaries have continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent or its Subsidiaries have continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Parent or its Subsidiaries; or (D) any Contract under which any third party provides any services relating to the manufacture (in whole or in part) of any product of Parent or its Subsidiaries;

(iv) each Contract containing (A) a covenant limiting the freedom of Parent or any Subsidiary to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Parent’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision, (D) any agreement to purchase minimum quantity of goods or services or (E) any non-solicitation provision;

(v) each Parent In-bound License;

(vi) each Parent Out-bound License;

(vii) each Contract requiring the payment of any royalty, dividend or similar arrangement based on the revenues or profits of Parent or its Subsidiaries;

(viii) each Contract, offer letter, employment agreement, consulting or independent contractor agreement with any employee, independent contractor, consultant or other natural person service provider that (A) is not immediately terminable at will by the Parent or its Subsidiaries without notice, severance or other cost or payment, except as required under applicable Law, or (B) provides for retention payments, change of control payments, severance, accelerated vesting, or any similar payment or benefit that may or will become due as a result of the Merger; and

(ix) any other Contract that is not terminable at will (with no penalty or payment or requirement for more than thirty (30) days’ prior notice, except as required by applicable law) by Parent or its Subsidiaries and which involves payment or receipt by Parent or its Subsidiaries after the date of this Agreement under any such Contract of more than $125,000 in the aggregate, or obligations after the date of this Agreement in excess of $125,000 in the aggregate.

(b) Except as set forth in the Parent SEC Documents publicly available prior to the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or is bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act, excluding, however, any Parent Benefit Plans).

(c) (i) Each Parent Material Contract is valid and binding on Parent and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) Parent and each of its Subsidiaries, and, to the knowledge of Parent, each other party thereto, has performed all material obligations required to be performed by themselves under each Parent Material Contract; and (iii) there is no material default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto under any such Parent Material Contract, nor has Parent or any of its Subsidiaries received written notice of any such material default, event or condition. Parent has made available to the Company true and complete copies of all Parent Material Contracts, including all amendments there.

3.17 Insurance. Each of Parent and its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of Parent or one or more of its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which Parent operates. Section 3.17 of the Parent Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of Parent or any of its Subsidiaries, or pursuant to which Parent or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither Parent nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of Parent, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor, to the knowledge of Parent, will any such cancellation or termination result from the consummation of the Contemplated Transactions.

3.18 Properties.

(a) Parent or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for Parent and its Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Encumbrances other than Permitted Encumbrances. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the tangible personal property currently used in the operation of the business of Parent and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b) Each of Parent and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Section 3.18(c) of the Parent Disclosure Schedule sets forth a true and complete list of (i) all real property owned by Parent or any of its Subsidiaries and (ii) all real property leased for the benefit of Parent or any of its Subsidiaries.

(d) This Section 3.18 does not relate to intellectual property, which is the subject of Section 3.19.

3.19 Intellectual Property.

(a) Section 3.19(a) of the Parent Disclosure Schedule sets forth a true and complete list of all (i) material patents and patent applications; (ii) material trademark registrations and applications; and (iii) material copyright registrations and applications, in each case owned by Parent and its Subsidiaries, but excluding any such items related solely to RLYB212 (collectively, “Parent Registered IP”) and a true and complete list of all domain names owned or exclusively licensed by Parent and its Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect (A) all of the Parent Registered IP is subsisting and, in the case of any Parent Registered IP that is registered or issued and to the knowledge of Parent, valid and enforceable, (B) no Parent Registered IP is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Parent, no such action is threatened with respect to any of the Parent Registered IP and (C) Parent or its Subsidiaries own exclusively, free and clear of any and all Encumbrances (other than Permitted Encumbrances), all Parent Owned IP, including all Intellectual Property created on behalf of Parent or its Subsidiaries by its employees or independent contractors.

(b) Section 3.19(b) of the Parent Disclosure Schedule accurately identifies all Contracts pursuant to which any material Intellectual Property is licensed to Parent or its Subsidiaries (other than (i) any non-customized software that (A) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal-use software license and other Intellectual Property associated with such software and (B) is not incorporated into any of Parent’s or its Subsidiaries’ products, (ii) any Intellectual Property licensed on a nonexclusive basis where the license is incidental to the primary purpose of the relevant Contract or the provision of services to Parent, (iii) any material transfer agreements, non-disclosure agreements, research agreements, clinical trial agreements, services agreements, off-the-shelf software licenses and generally-available patent license agreements and (iv) agreements between Parent and any of its Subsidiaries and their employees in Parent’s standard form thereof) (each a “Parent In-bound License”, and the underlying Intellectual Property, the “Parent Licensed IP”).

(c) Section 3.19(c) of the Parent Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted any license or covenant not to sue under any Parent Owned IP or Parent Licensed IP (other than (i) any material transfer agreements, non-disclosure agreements, research agreements, clinical trial agreements and services agreements and (ii) any Parent Owned IP or Parent Licensed IP nonexclusively licensed in the Ordinary Course of Business and that does not grant any commercial rights to any product of Parent or its Subsidiaries) (each a “Parent Out-bound License”).

(d) To the knowledge of Parent, the Parent Owned IP and the Parent Licensed IP constitutes all Intellectual Property necessary for Parent and its Subsidiaries to conduct their business as currently conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property.

(e) Parent and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all information that constitutes a material trade secret of Parent or its Subsidiaries, including requiring all Persons having access thereto to execute written non-disclosure agreements or other binding obligations to maintain confidentiality of such information.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) to the knowledge of Parent, the conduct of the businesses of Parent and its Subsidiaries, including the manufacture, marketing, offering for sale, sale, importation, use or intended use (as currently contemplated) or other disposal of any product as currently sold or under development by Parent or its Subsidiaries, has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property of any Person, (ii) neither Parent nor any of its Subsidiaries has received any written notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred and (iii) to the knowledge of Parent, no Person is infringing, misappropriating, or diluting in any material respect any Parent Registered IP or Parent Licensed IP.

(g) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality and security of the computer and information technology systems owned, licensed and used by Parent and its Subsidiaries (the “Parent IT Systems”) and the information and transactions stored or contained therein or transmitted thereby, (ii) to the knowledge of Parent, since January 1, 2023, there has been no unauthorized or improper use, loss, access, transmittal, modification or corruption of any such Parent IT Systems, and (iii) since January 1, 2023, there have been no material failures, crashes, viruses, or security breaches (including any unauthorized access to any personally identifiable information), affecting the Parent IT Systems.

(h) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) to the knowledge of Parent, Parent and its Subsidiaries have at all times since January 1, 2023, complied in all material respects with all applicable Privacy Laws, (ii) since

January 1, 2023, no claims have been received by Parent or, to the knowledge of Parent, threatened in writing against Parent alleging Parent a violated any applicable Privacy Law, (iii) neither Parent’s performance of this Agreement nor Parent’s consummation of the Contemplated Transactions will breach or otherwise violate any applicable Privacy Laws and (iv) Parent and its Subsidiaries have taken commercially reasonable steps to protect the Personal Information collected, used or held for use by Parent or its subsidiaries against unauthorized loss, access, use, modification, disclosure or other misuse.

(i) To the knowledge of Parent, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Parent Owned IP or, to the knowledge of Parent, Parent Licensed IP exclusively licensed to Parent, and no Governmental Body, university, college, other educational institution or research center has, to the knowledge of Parent, any claim or right in or to the Parent Owned IP.

(j) The execution, delivery and performance by Parent of this Agreement, and the consummation of the Contemplated Transactions, will not result in the loss of, or give rise to any right of any third party to terminate or modify any of Parent’s or any Subsidiaries’ rights or obligations under any Parent Out-bound License or Parent In-bound License.

3.20 Related Party Transactions. Since January 1, 2023 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and the affiliates of Parent, on the other hand (other than Parent’s Subsidiaries), that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in the Parent SEC Documents.

3.21 Certain Payments. Neither Parent nor any of its Subsidiaries (nor, to the knowledge of Parent, any of their respective directors, executives, representatives, agents or employees) has, directly or indirectly, made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Anti-Bribery Laws. Parent is not, nor has it been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

3.22 Brokers. No broker, investment banker, financial advisor or other Person, other than Evercore Group, L.L.C. and Citizens JMP Securities, LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.

3.23 Opinion of Financial Advisor. The Parent Board has received the opinion of Citizens JMP Securities, LLC, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent, a signed true and complete copy of which opinion has been or will promptly be provided to the Company.

3.24 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Merger and the other Contemplated Transactions and has engaged in no business other than in connection with the Contemplated Transactions.

3.25 State Takeover Statutes. No Takeover Statute or any similar anti-takeover provision in the Certificate of Incorporation or Bylaws of Parent applicable to Parent is, or at the Effective Time will be, applicable to this Agreement, the Merger, or any of the other Contemplated Transactions.

3.26 No Other Representations or Warranties. Except for the representations and warranties contained in Section 2, each of Parent and Merger Sub acknowledges and agrees that none of the Company or any other

Person on behalf of the Company makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of the Company or any other Person on behalf of the Company or any of its Subsidiaries makes any representation or warranty with respect to any projections or forecasts delivered or made available to Parent, Merger Sub or any of their respective Subsidiaries or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company (including any such projections or forecasts made available to Parent, Merger Sub or any of their respective Subsidiaries or Representatives in certain “data rooms” or management presentations in expectation of the Contemplated Transactions), and none of Parent or Merger Sub has relied on any such information or any representation or warranty not set forth in Section 2.

Section 4. CERTAIN COVENANTS OF THE PARTIES

4.1 Operation of Parent’s Business.

(a) Except (i) as set forth on Section 4.1(a) of the Parent Disclosure Schedule, (ii) as expressly permitted by or required in accordance with this Agreement, including in connection with the Asset Dispositions pursuant to Section 4.7 and the Parent Distributions in accordance with Section 4.8, (iii) as required by applicable Law, or (iv) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”), each of Parent and its Subsidiaries shall (A) conduct its business and operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Parent Material Contracts, and (B) continue to pay material outstanding accounts payable and other material current liabilities (including payroll) in the Ordinary Course of Business.

(b) Except (i) as expressly permitted by this Agreement, (ii) as set forth on Section 4.1(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law, (iv) in connection with the Asset Dispositions pursuant to Section 4.7 or the winding down of Parent’s pre-clinical, CMC and clinical activities (including the termination of ongoing contractual obligations related to parent’s current products or product candidates) pursuant to Section 5.22, or (v) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend (other than the Parent Distributions declared, accrued, set aside, or paid in accordance with Section 4.8) or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases from terminated employees, directors or consultants of Parent or in connection with the payment of the exercise price or withholding Taxes incurred upon the exercise, settlement or vesting of any award or purchase rights granted under any Parent equity incentive plan in accordance with the terms of such award in effect on the date of this Agreement);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Parent or any of its Subsidiaries (except for shares of Parent Common Stock issued upon the valid exercise or settlement of Parent Stock Awards); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Parent or any of its Subsidiaries;

(iii) amend the terms of any outstanding Parent Options;

(iv) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ certificate of incorporation (other than the Company Charter Amendment) and bylaws

(or comparable organizational documents), or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(v) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(vi) (A) lend money to any Person (except for the advancement of reasonable and customary expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) other than the incurrence or payment of Transaction Expenses, make any capital expenditure in excess of $50,000, or (E) forgive any loans to any Persons, including Parent’s employees, officers, directors or Affiliates;

(vii) other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement: (A) adopt, terminate, establish or enter into any Parent Benefit Plan or any plan or agreement that would be a Parent Benefit Plan if in effect on the date hereof; (B) cause or permit any Parent Benefit Plan to be amended; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, fringe benefits, commissions, bonus or other compensation or benefits payable to any of its directors, officers, consultants, independent contractors or employees; (D) hire any officer, employee, consultant or independent contractor; (E) modify the terms of any severance, retention or change-of-control benefits offered to any current, former or new employees, directors or consultants (other than acceleration of Parent Stock Awards as contemplated by this Agreement), or (F) grant any new, or modify any existing, severance, retention benefits, change in control award, or similar compensation or benefit to any Person;

(viii) recognize any labor union or labor organization;

(ix) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such material assets or properties;

(x) sell, assign, transfer, license, sublicense or otherwise dispose of any Parent Owned IP or any Parent In-bound License;

(xi) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable (taking into account extensions of time to file any Tax Return granted in the Ordinary Course of Business of not more than seven (7) months), file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability or submit any voluntary disclosure application, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than seven (7) months), or adopt or change any material accounting method in respect of Taxes;

(xii) enter into, materially amend or terminate any Parent Material Contract or Contract that would be deemed a Parent Material Contract if entered into prior to the date hereof;

(xiii) other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(xiv) initiate or settle any Legal Proceeding;

(xv) (A) fail to maintain any material insurance policies in full force and effect prior to the renewal period of any such material insurance policies or (B) fail to exercise renewal rights for any such material insurance policies following the applicable expiration or acquire substantially similar insurance policies;

(xvi) enter into or amend a Contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;

(xvii) enter into a new line of business or start to conduct a line of business; or

(xviii) agree, resolve or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.2 Operation of the Company’s Business.

(a) Except (i) as set forth on Schedule 4.2(a) of the Company Disclosure Schedule, (ii) as expressly permitted by or required in accordance this Agreement including in connection with the Concurrent Financing pursuant to Section 5.23, (iii) as required by applicable Law, or (iv) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Company shall (A) conduct its business and operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts, and (B) continue to pay material outstanding accounts payable and other material current liabilities (including payroll) in the Ordinary Course of Business.

(b) Except (i) as expressly permitted by this Agreement, (ii) as set forth on Schedule 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law (iv) in connection with the Concurrent Financing pursuant to Section 5.23, or (v) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases from terminated employees, directors or consultants of the Company or in connection with the payment of the exercise price or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Company Benefit Plan in accordance with the terms of such award in effect on the date of this Agreement);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of Company Class A Common Stock issued upon the valid exercise of Company Options); (B) any option, warrant or right to acquire any capital stock or any other security, other than stock options or restricted stock unit awards granted to employees and service providers in the Ordinary Course of Business which are included in the calculation of the Company Outstanding Shares; or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

(iii) except as required to give effect to anything in contemplation of the Closing (including in connection with the Concurrent Financing), amend any of its or its Subsidiaries Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person (except for the advancement of reasonable and customary expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) other than the incurrence or payment of Transaction Expenses, make any capital expenditure in excess of $1,000,000 of the budgeted capital expenditure amounts set forth in the Company operating budget delivered to Parent concurrently with the execution of this Agreement (the “Company Budget”) or (E) forgive any loans to any Persons, including the Company’s employees, officers, directors or Affiliates;

(vi) recognize any labor union or labor organization;

(vii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such material assets or properties, except in the Ordinary Course of Business;

(viii) dispose of any of its material assets or properties, except in the Ordinary Course of Business;

(ix) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company Owned IP or any material Company Licensed IP, in each case other than pursuant to non-exclusive licenses in the Ordinary Course of Business, the abandonment of patent applications or co-commercialization or partnership transaction, in each case, in the Ordinary Course of Business;

(x) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable (taking into account extensions of time to file any Tax Return granted in the Ordinary Course of Business of not more than seven (7) months), file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability or submit any voluntary disclosure application, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than seven (7) months), or adopt or change any material accounting method in respect of Taxes;

(xi) enter into, materially amend or terminate any Company Material Contract or Contract that would be deemed a Company Material Contract if entered into prior to the date hereof, except in the Ordinary Course of Business;

(xii) except as otherwise consistent with the Company Budget and the incurrence or payment of any Transaction Expenses or other costs or expenses arising as a result of this Agreement and the Contemplated Transactions, make any expenditures or discharge or satisfy any liabilities, in each case, in amounts that exceed the aggregate amount anticipated in the Company Budget by $1,000,000;

(xiii) other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(xiv) initiate or settle any Legal Proceeding;

(xv) (A) fail to maintain any material insurance policies in full force and effect prior to the renewal period of any such material insurance policies or (B) fail to use commercially reasonable efforts to renew any such material insurance policies following the applicable expiration or acquire substantially similar insurance policies;

(xvi) enter into or amend a Contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;

(xvii) enter into a new line of business or start to conduct a line of business; or

(xviii) agree, resolve or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may reasonably deem necessary or appropriate; and (d) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.

(b) Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or may redact any of the foregoing documents or reports to the extent necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such access or the disclosure of such document or report.

4.4 Parent Non-Solicitation.

(a) Parent agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries, authorize any of their respective Representatives to, directly or indirectly, other than relating to communicating, discussing, negotiating or consummating the Asset Dispositions: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding Parent or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 4.4) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.3); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted under this Section 4.4(a)); or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to obtaining the Required Parent Stockholder Vote, Parent and its Subsidiaries may furnish non-public information regarding Parent or any of its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide Acquisition Proposal by such Person, which the Parent Board determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) none of Parent, any of its Subsidiaries or any of their respective Representatives shall have breached this Section 4.4 in any material respect, (B) the Parent Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Parent Board under applicable Law; (C) Parent receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire and “standstill” provisions), in the aggregate, at least as favorable to Parent as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such non-public information to such Person, Parent gives the Company notice of Parent’s intention to furnish nonpublic information to, or enter into discussions with, such Person and furnishes such non-public information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent or any of its Subsidiaries (whether or not such Representative is purporting to act on behalf of Parent or any of its Subsidiaries) takes any action that, if taken by Parent or any of its Subsidiaries, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Parent for purposes of this Agreement.

(b) If Parent, any of its Subsidiaries or any of their respective Representatives receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than two (2) Business Days after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) (i) advise the Company orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry), (ii) in the case of a written Acquisition Proposal or Acquisition Inquiry, furnish any written documentation and correspondence to or from Parent, any of its Subsidiaries or any of their respective Representatives, including any subsequent modifications or amendments, and (iii) in the case of an oral Acquisition Proposal or Acquisition Inquiry, provide a written summary of the terms thereof. Parent shall keep the Company reasonably and promptly informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry, any material modification, amendment or proposed material modification thereto (including any revision in the amount, form or mix of consideration) and of all verbal or written communications related thereto, together with copies of new written documentation and correspondence to or from Parent, any of its Subsidiaries or any of their respective Representatives as well as written summaries of any material oral communications.

(c) Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry (other than any Asset Disposition) that has not already been terminated as of the date of this Agreement, immediately terminate access to any non-public information of Parent provided to such Person via an electronic or physical data room and within three (3) Business Days after the date of this Agreement, request the destruction or return of any non-public information of Parent or any of its Subsidiaries provided to such Person as soon as practicable after the date of this Agreement.

4.5 Company Non-Solicitation.

(a) The Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall nor shall it or any of its Subsidiaries authorize any of their respective Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 4.5) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, that, notwithstanding anything contained in this Section 4.5 and subject to compliance with this Section 4.5, prior to obtaining the Required Company Stockholder Vote, Company and its Subsidiaries may furnish non-public information regarding Company or any of its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide Acquisition Proposal by such Person, which the Company Board determines in good faith, after consultation with Company’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) none of the Company, any of its Subsidiaries or any of their respective Representatives shall have breached this Section 4.5 in any material respect, (B) the Company Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law; (C) Company receives from such Person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to the Company as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such non-public information to such Person, the Company gives Parent notice of the Company’s intention to furnish nonpublic information to, or enter into discussions with, such Person and furnishes such non-public information to Parent (to the extent such information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company or any of its Subsidiaries (whether or not such Representative is purporting to act on behalf of the Company or any of its Subsidiaries) takes any action that, if taken by the Company or any of its Subsidiaries, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.

(b) If the Company or any of its Subsidiaries or any of their respective Representatives receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than two (2) Business Days after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) (i) advise Parent orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry), (ii) in the case of a written Acquisition Proposal or Acquisition Inquiry, furnish any written documentation and correspondence to or from the Company, any of its Subsidiaries or any of their respective Representatives, including any subsequent modifications or amendments, and (iii) in the case of an oral Acquisition Proposal or Acquisition Inquiry, provide a written summary of the terms thereof. The Company shall keep Parent reasonably and promptly informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry, any material modification, amendment or proposed material modification thereto (including any revision in the amount, form or mix of consideration) and of all verbal or written communications related thereto, together with copies of new written documentation and correspondence to or from the Company or any of its Subsidiaries or any of their respective Representatives as well as written summaries of any material oral communications.

(c) The Company shall immediately cease or cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of this Agreement, immediately terminate access to any non-public information of the Company provided to such Person via an electronic or physical data room and within three (3) Business Days after the date of this Agreement, request the destruction or return of any non-public information of the Company or any of its Subsidiaries provided to such Person as soon as practicable after the date of this Agreement.

4.6 Notification of Certain Matters.

(a) During the Pre-Closing Period, the Company shall promptly (and in no event later than two (2) Business Days after the Company becomes aware of the same) notify Parent (and, if in writing, furnish copies of any relevant documents) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company or any of its Subsidiaries is commenced, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, any director or officer of the Company or any of its Subsidiaries; (iii) the Company or any of its Subsidiaries becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Company to comply with any covenant or obligation of the Company; in each case of clauses (i) through (iv), that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 7, as applicable, impossible or materially less likely. No notification given to Parent pursuant to this Section 4.6(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company or any of its Subsidiaries contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6 and 7, as applicable.

(b) During the Pre-Closing Period, Parent shall promptly (and in no event later than two (2) Business Days after Parent becomes aware of the same) notify the Company (and, if in writing, furnish copies of any relevant documents) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Parent or any of its Subsidiaries is commenced, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or, to the knowledge of Parent, any director or officer of Parent or any of its Subsidiaries; (iii) Parent becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of Parent to comply with any covenant or obligation of Parent or Merger Sub; in each case of clauses (i) through (iv), that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 8, as applicable, impossible or materially less likely. No notification given to the Company pursuant to this Section 4.6(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent or any of its Subsidiaries contained in this Agreement or the Parent Disclosure Schedule for purposes of Sections 6 and 8, as applicable.

4.7 Potentially Transferable Assets. Prior to the Closing, Parent will use reasonable best efforts to sell, transfer, license, assign or otherwise divest the Potentially Transferable Assets to one or more third parties in one or a series of transactions (each an “Asset Disposition” and collectively, the “Asset Dispositions”); provided that an Asset Disposition that would require approval of Parent’s stockholders under applicable Law cannot be consummated until after the Closing. Subject to the provisions of this Section 4.7 and the CVR Agreement, Parent may, in contemplation of the Asset Dispositions, (a) establish one (1) or more Subsidiaries to hold the Potentially Transferable Assets, (b) transfer to any such Subsidiary any or all of the Potentially Transferable Assets and the liabilities and obligations related thereto and (c) take such other steps that are reasonably necessary to prepare for the Asset Dispositions. For clarity, if Parent transfers the Potentially Transferable Assets to one or more Subsidiaries, the terms of this Section 4.7 shall apply to such Subsidiaries in addition to Parent. Each Party further acknowledges that Parent may not be successful in completing the Asset Dispositions. Notwithstanding the foregoing, any such Asset Disposition shall require, to the extent consistent with applicable Laws, the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed if such Asset Disposition would create any post-disposition liabilities or indemnity obligations for Parent following the Closing; provided that the Company will be deemed to have granted its consent required by Section 4.7 if it does not provide its written response within five (5) Business Days of receiving a written request for the Company’s consent to an Asset Disposition, which request will include a summary of the key terms and a copy of the transaction agreement, if available).

4.8 Parent Distributions. At any time during the Pre-Closing Period, Parent shall declare one (1) or more distributions on the shares of Parent Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Parent Common Stock outstanding as of each Parent Distribution Record Date (excluding for the avoidance of doubt any shares of Parent Common Stock issuable pursuant to the Contemplated Transactions) up to an aggregate amount equal to the aggregate of the amount by which Parent Net Cash will equal or exceed $0 (excluding any proceeds from any Asset Disposition in accordance with Section 4.7, to the extent contingent or to be received following the date for payment of such distributions) (each, a “Parent Distribution” and each such amount declared to be paid, a “Parent Distribution Amount”); provided that (a) only one (1) Parent Distribution may be declared prior to the Parent Stockholders’ Meeting held in accordance with Section 5.3(a), any if such Parent Distribution is declared, such declared Parent Distribution Amount shall not exceed an aggregate amount equal to $50,000,000, (b) Parent shall deliver to the Company for its prior review and approval (such approval not to be unreasonably withheld, conditioned or delayed), (i) at least five (5) Business Days prior to the date that Parent Board authorizes and approves each Parent Distribution Record Date, the form of Parent Board resolutions authorizing and approving each such Parent Distribution Record Date and the payment and calculation of each such Parent Distribution, (ii) each form of press release or public announcement to be issued by Parent in connection therewith, (iii) the form of any filing to be filed by Parent with the SEC in connection therewith, including any Current Report on Form 8-K and (iv) any announcement or notification to be made to Nasdaq by Parent in connection therewith and (c) on or prior to the earlier of the date for the payment of each such Parent Distribution or the Closing Date, if permitted by Parent’s transfer agent, Parent shall deposit each Parent Distribution Amount with Parent’s transfer agent for further distribution to the holders of the shares of Parent Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Parent Common Stock outstanding as of each Parent Distribution Record Date (subject to any adjustments as required by Nasdaq’s due bills period requirements), which such payments for further distribution by Parent’s transfer agent to the holders of shares of Parent Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Parent Common Stock may be paid following the Closing Date; provided that Parent shall use its reasonable best efforts to deliver all documents required to be delivered to the transfer agent in connection with such Distributions prior to the Closing Date.

Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Registration Statement; Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, the Parties shall prepare, and Parent shall cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement will be included as a part. Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not, at the time that the Proxy Statement or any amendments or supplements thereto are filed with the SEC, at the time the Proxy Statement or any amendments or supplements thereto are first mailed to Parent’s stockholders and at the time of the Parent Stockholder’s Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information provided by or on behalf of the Company or its Representatives to Parent for inclusion in the Registration Statement (including the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Parent makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by or on behalf of the Company or any of its Representatives for inclusion therein, and the Company makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, other than with respect to the information provided by or on behalf of the Company, or any of its Representatives for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC; provided that any such filings shall be subject to the consent of the Company (not to be unreasonably withheld, conditioned or delayed). Parent shall provide the Company with copies of any written comments, and shall inform the Company of any oral comments, that Parent receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments. Parent shall use commercially reasonable efforts to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC; provided that any such response shall be subject to the consent of the Company (not to be unreasonably withheld, conditioned or delayed). Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Parent, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent’s stockholders. The Company and Parent shall each use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC and applicable federal and state securities Laws requirements.

(b) The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives, with all true, correct and complete information regarding such Party or its Subsidiaries that is required by Law to be included in the Registration Statement and the Proxy Statement or reasonably requested by the other Party to be included in the Registration Statement and the Proxy Statement.

(c) If, in connection with the preparation and filing of the Registration Statement, the SEC requests or requires that a tax opinion be prepared and submitted regarding the Intended Tax Treatment (a “Tax Opinion”) (i) each of Parent and the Company shall deliver to Cooley LLP and Ropes & Gray LLP, respectively, customary tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement that shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement, which counsel shall be entitled to rely upon in rendering its Tax Opinion, and (ii) the Company and Parent shall each use its reasonable best efforts to cause Cooley LLP and Ropes & Gray LLP to furnish a Tax Opinion with respect to the Intended Tax Treatment. For the avoidance of doubt, in no event shall any such Tax Opinion be a condition to the Closing.

5.2 Company Information Statement; Stockholder Written Consent.

(a) Promptly after the Registration Statement shall have been declared effective under the Securities Act, and in any event no later than three (3) Business Days thereafter, the Company shall prepare, with the cooperation of Parent, and cause to be delivered to its stockholders an information statement, which shall include a copy of the Proxy Statement (the “Information Statement”), to solicit the approval by written consent from the Company Signatories, including the Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of: (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares of Company Capital Stock pursuant to Section 262 of the DGCL, a true and correct copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares of Company Capital Stock in connection with the Merger and thereby waives any rights to receive payment of the fair value of its shares of Company Capital Stock under the DGCL (collectively, the “Company Stockholder Matters”). Under no circumstances shall the Company assert that any approval or consent other than the Required Company Stockholder Vote is necessary for its stockholders or otherwise to approve this Agreement and the Contemplated Transactions. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(a) shall be subject to Parent’s advance review and reasonable approval (such approval not to be unreasonably withheld, conditioned or delayed). The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives with all true, correct and complete information regarding such Party or its Subsidiaries that is required by applicable Law to be included in the Information Statement or reasonably requested by the other Party to be included in the Information Statement.

(b) The Company covenants and agrees that the Information Statement, including any pro forma financial statements included therein (and the letter to stockholders and form of Company Stockholder Written Consent included therewith), will not, at the time that the Information Statement or any amendment or supplement thereto is first mailed, distributed or otherwise made available to the stockholders of the Company, at the time of receipt of the Required Company Stockholder Vote and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no covenant, representation or warranty with respect to statements made in the Information Statement (and the letter to the stockholders and form of Company Stockholder Written Consent included therewith), if any, based on information furnished in writing by Parent or any of its Representatives specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Information Statement to comply with the applicable rules and regulations promulgated by the SEC and applicable federal and state securities Laws requirements.

(c) Promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and deliver a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and authorized, approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the Organizational Documents of the Company, and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(c) shall be subject to Parent’s advance review and reasonable approval (such approval not to be unreasonably withheld, conditioned or delayed).

(d) The Company agrees that: (i) the Company Board shall recommend that the Company’s stockholders vote to approve the Company Stockholder Matters and shall use reasonable best efforts to solicit such approval from the Company’s stockholders within the time set forth in Section 5.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve the Company Stockholder Matters being referred to as the “Company Board Recommendation”); and (ii) (1) the Company Board Recommendation shall not be withdrawn or modified, (2) the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation and (3) no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), if taken, shall constitute, in each case, a “Company Board Adverse Recommendation Change”).

(e) Notwithstanding anything to the contrary contained in this Agreement, and subject to compliance with Section 4.5 and this Section 5.2(e), if at any time prior to the approval of the Company Stockholder Matters:

(i) If the Company has received a bona fide Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.5) from any Person that has not been withdrawn and after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Company Board may make a Company Board Adverse Recommendation Change if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that the failure to do so would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Board Adverse Recommendation Change at least four (4) Business Days prior to making any such Company Board Adverse Recommendation Change (a “Company Determination Notice”; and such period the “Company Notice Period”) (which notice shall not constitute a Company Board Adverse Recommendation Change); and (C) (1) the Company shall have provided to Parent a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change the identity of the party making the Acquisition Proposal, a summary of the material terms and conditions of the Acquisition Proposal and written copies of any relevant proposed transaction documents (including with respect to financing arrangements), in accordance with Section 4.5(b), (2) the Company shall have given Parent the three (3) Business Days after the Company Determination Notice to propose revisions to the terms of this Agreement or make another proposal and shall have made its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Board Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law; provided during any Company Notice Period, Parent shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to enable Parent to propose in writing an offer binding on Parent to effect such adjustments to the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer. For the avoidance of doubt, the provisions of this Section 5.2(e)(i) shall also apply to any material change to the facts and circumstances relating to such Acquisition Proposal or any amendment to such Acquisition Proposal (including any revision in the amount, form or mix of consideration), and require a new Company Determination Notice and the Company shall be required to provide Parent with notice of such material change or amendment, except that the references to four (4) Business Days shall be deemed to be two (2) Business Days.

(ii) Other than in connection with an Acquisition Proposal, the Company Board may make a Company Board Adverse Recommendation Change in response to a Company Change in Circumstance, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law; (B) the Company shall have given Parent a Company Determination Notice at least four (4) Business Days prior to making any such Company Board Adverse Recommendation Change; and (C) (1) the Company shall have specified the Company Change in Circumstance in reasonable detail, including the material facts and circumstances related to the applicable Company Change in Circumstance, (2) the Company shall have given Parent the three (3) Business Days after the Company

Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make the Company Board Adverse Recommendation Change in response to such Company Change in Circumstance would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this 5.2(e)(ii) shall also apply to any material change to the facts and circumstances relating to such Company Change in Circumstance, and require a new Company Determination Notice and the Company shall be required to provide Parent with notice of such material change, except that the references to four (4) Business Days shall be deemed to be two (2) Business Days.

(f) Unless this Agreement is otherwise terminated pursuant to Section 9.1, the Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 5.2(a) and Section 5.2(d) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or by any Company Board Adverse Recommendation Change.

5.3 Parent Stockholders’ Meeting.

(a) Promptly after the Registration Statement has been declared effective by the SEC under the Securities Act, Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock for the purpose of seeking approval of (the “Parent Stockholders’ Meeting”):

(i) (A) the issuance of Parent Common Stock or other securities of Parent that represent (or are convertible into) more than twenty percent (20%) of the shares of Parent Common Stock outstanding immediately prior to the Merger to the holders of Company Capital Stock and Company Options in connection with the Contemplated Transactions pursuant to the Nasdaq rules and (B) the change of control of Parent resulting from the Merger pursuant to the Nasdaq rules;

(ii) the approval of the Parent Charter Amendment to (A) change the name of Parent to “Avenzo Therapeutics, Inc.”, (B) effect the Nasdaq Reverse Split and (C) effect the Authorized Share Increase (the matters contemplated by Section 5.3(a)(i) and Section 5.3(a)(ii)(A) and (B), the “Parent Stockholder Matters,” and the matter contemplated by Section 5.3(a)(ii)(C), the “Authorized Share Increase Proposal”);

(iii) the Equity Plan Proposals; and

(iv) any other proposals the Parties deem necessary to consummate the Contemplated Transactions.

(b) The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and, in any event, no later than forty-five (45) calendar days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Laws. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders’ Meeting, or a date preceding the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote or the approval of the Authorized Share Increase Proposal, whether or not a quorum would be present, or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of thirty (30) calendar days in connection with any postponements or adjournments.

(c) Parent agrees that, subject to Section 5.3(d): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters, the Authorized Share Increase Proposal and the Equity Plan Proposals and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(b) above; (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters, the Authorized Share Increase Proposal and the Equity Plan Proposals (the recommendation of the Parent Board with respect to the Parent Stockholder Matters being referred to as the “Parent Board Recommendation”); and (iii) (1) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified, (2) the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation, (3) no resolution by the Parent Board or any committee thereof to withdraw or modify the Parent Board Recommendation or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed, and (4) the Parent Board shall not publicly announce an intention or resolution to effect any of the foregoing (the actions set forth in the foregoing clause (iii), if taken, shall constitute, in each case, a “Parent Board Adverse Recommendation Change”).

(d) Notwithstanding anything to the contrary contained in this Agreement, and subject to compliance with Section 4.4 and this Section 5.3(d), if at any time prior to the approval of the Parent Stockholder Matters at the Parent Stockholders’ Meeting by the Required Parent Stockholder Vote:

(i) If Parent has received a bona fide Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.4) from any Person that has not been withdrawn and after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Parent Board may make a Parent Board Adverse Recommendation Change if and only if: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and financial advisor, that the failure to do so would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; (B) Parent shall have given the Company prior written notice of its intention to consider making a Parent Board Adverse Recommendation Change at least four (4) Business Days prior to making any such Parent Board Adverse Recommendation Change (a “Determination Notice”; and such period the “Parent Notice Period”) (which notice shall not constitute a Parent Board Adverse Recommendation Change); and (C) (1) Parent shall have provided to the Company a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, the identity of the party making the Acquisition Proposal, a summary of the material terms and conditions of the Acquisition Proposal and written copies of any relevant proposed transaction documents (including with respect to financing arrangements), in accordance with Section 4.4(b), (2) Parent shall have given the Company the three (3) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal and shall have made its Representatives reasonably available to negotiate in good faith with the Company (to the extent the Company desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Parent Board Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; provided during any Parent Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to enable the Company to propose in writing an offer binding on the Company to effect such adjustments to the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer. For the avoidance of doubt, the provisions of this Section 5.3(d)(i) shall also apply to any material change to the facts and circumstances relating to such Acquisition Proposal or any amendment to such Acquisition Proposal

(including any revision in the amount, form or mix of consideration), and require a new Determination Notice and Parent shall be required to provide the Company with notice of such material change or amendment, except that the references to four (4) Business Days shall be deemed to be two (2) Business Days.

(ii) Other than in connection with an Acquisition Proposal, the Parent Board may make a Parent Board Adverse Recommendation Change in response to a Parent Change in Circumstance, if and only if: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; (B) Parent shall have given the Company a Determination Notice at least four (4) Business Days prior to making any such Parent Board Adverse Recommendation Change; and (C) (1) Parent shall have specified the Parent Change in Circumstance in reasonable detail, including the material facts and circumstances related to the applicable Parent Change in Circumstance, (2) Parent shall have given the Company the three (3) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with the Company (to the extent the Company desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that the failure to make the Parent Board Adverse Recommendation Change in response to such Parent Change in Circumstance would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.3(d)(ii) shall also apply to any material change to the facts and circumstances relating to such Parent Change in Circumstance, and require a new Determination Notice and Parent shall be required to provide the Company with notice of such material change, except that the references to four (4) Business Days shall be deemed to be two (2) Business Days.

(e) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to Parent’s stockholders; provided, however, that, in the case of the foregoing clause (iii), the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure would be inconsistent with applicable Law, including its fiduciary duties under applicable Law.

(f) Unless this Agreement is otherwise terminated pursuant to Section 9.1, Parent’s obligation to call, give notice of and hold the Parent Stockholders’ Meeting in accordance with Section 5.3(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal or by any Parent Board Adverse Recommendation Change.

5.4 Regulatory Approvals.

(a) Notwithstanding the generality of Section 5.7, each Party shall use reasonable best efforts to file or otherwise submit as promptly as practicable all applications, notices, reports and other documents required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

(b) Parent and the Company shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other in advance (to the extent legally permissible), any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Antitrust Laws. Without limiting the foregoing, the Parties agree (i) to give each other reasonable advance notice of all meetings or substantive communications with any Governmental Body relating to any Antitrust Laws, (ii) to give each other an opportunity to participate in each of such meetings, (iii) to the extent practicable, to give each other reasonable advance notice of all substantive oral communications with any Governmental Body relating to any Antitrust Laws, (iv) if any Governmental Body initiates a substantive oral communication regarding any Antitrust Laws, to promptly notify the other party of the substance of such communication, (v) to provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Body regarding any Antitrust Laws and (vi) to provide each other with copies of all written communications from any Governmental Body relating to any Antitrust Laws. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis if appropriate.

(c) Each Party shall bear its own expenses and costs incurred by such Party in connection with any filings and submissions pursuant to Antitrust Laws.

(d) In the event that any Legal Proceeding is instituted (or threatened to be instituted) by a Governmental Body challenging the Merger, each of Parent, Merger Sub and the Company shall cooperate in all respects with each other and shall use reasonable best efforts to contest and resist any such Legal Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger; provided, however, that the Company may, in its sole discretion, determine to settle such challenge provided that the terms of such settlement do not prevent or unreasonably delay consummation of the Merger.

(e) Neither Party shall, and each Party shall cause its Subsidiaries and Affiliates not to, acquire or agree to acquire any rights, interests, assets, business, Person or division thereof (whether through acquisition, license, joint venture, collaboration or otherwise), or take any other actions, if such acquisition or action would reasonably be expected to (i) prevent, materially delay, or adversely affect in any material respect the ability of the Parties to consummate the any of the Contemplated Transactions, or (ii) result in any Party being required to obtain any clearance, consent, approval, waiver, waiting period expiration or termination, non-action or other authorization under any Laws with respect to any of the Contemplated Transactions.

5.5 Company Options.

(a) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company’s 2022 Equity Incentive Plan, as may be amended from time to time (the “Company EIP”), whether or not vested, shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume the Company EIP and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company EIP and the terms of the stock option agreement by which such Company Option is evidenced (but with changes to such documents as Parent in good faith determines are appropriate to reflect the substitution of the Company Options by Parent to purchase shares of Parent Common Stock). All rights with respect to Company Class A Common Stock under Company Options assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent shall be determined by multiplying (A) the number of shares of Company Class A Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent shall be determined by dividing (A) the per share exercise price of Company Class A Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of the respective grant agreements governing the Company Options and the Company EIP, Parent may amend the terms of the Company Options and the Company EIP, in accordance with the terms thereof to reflect Parent’s substitution of the Company Options with options to purchase Parent Common Stock (such as by making any change in control or similar definition relate to Parent and having any provision that provides for the adjustment of Company Options upon the occurrence of certain corporate events relate to corporate events that relate to Parent or Parent Common Stock); and (B) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Parent. Each Company Option so assumed by Parent is intended to qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Option qualified as an incentive stock option prior to the Effective Time, and, further, the assumption of such Company Option pursuant to this Section 5.5(a) shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 5.5(a) will be construed consistent with this intent.

(b) Parent shall file with the SEC, as soon as reasonably practicable after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock that are either (i) issuable with respect to Company Options assumed by Parent in accordance with Section 5.5(a) or (ii) reserved for future grants under the Company EIP.

(c) Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company EIP and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.5.

5.6 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation, jointly and severally, shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Parent or any of its Subsidiaries or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, officer, fiduciary or agent of Parent or of the Company or their respective Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted by Parent’s Organizational Documents or the Company’s Organizational Documents, as applicable, or pursuant to indemnification agreements made available to the Company, as applicable. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The provisions of the Organizational Documents of Parent or any of its Subsidiaries with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent or any of its Subsidiaries that are set forth in the Organizational Documents of Parent or any of its Subsidiaries as of the date of this Agreement shall not be amended, modified or repealed for a period of six (6) years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent or any of its Subsidiaries. The Organizational Documents of the Surviving Corporation shall contain, and Parent shall cause the Organizational Documents of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those set forth in the Organizational Documents of the Company as of the date of this Agreement.

(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Organizational Documents of the Company and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent or any of its Subsidiaries to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Organizational Documents of Parent or any of its Subsidiaries and pursuant to any indemnification agreements between Parent or any of its Subsidiaries and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase, prior to the Effective Time, a six (6)-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s and any of its Subsidiaries’ existing directors’ and officers’ insurance policies and Parent’s existing fiduciary liability insurance policies (if any), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time. During the term of the “tail” policy, Parent shall not take any action following the Effective Time to cause such “tail” policy to be cancelled or any provision therein to be amended or waived in any manner that would adversely affect in any material respect the rights of its or any of its Subsidiaries’ former and current officers and directors.

(e) From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.6 in connection with their successful enforcement of the rights provided to such persons in this Section 5.6.

(f) All rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, officers or employees, as the case may be, of Parent or the Company or any of their respective Subsidiaries as provided in their respective Organizational Documents or in any agreement shall survive the Merger and shall continue in full force and effect. The provisions of this Section 5.6 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company and any of their respective Subsidiaries by Law, charter, statute, bylaw or Contract, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g) From and after the Effective Time, in the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.6. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.6.

(h) The obligations set forth in this Section 5.6 shall not be terminated, amended or otherwise modified in any manner that adversely affects any D&O Indemnified Party, or any person who is a beneficiary under the policies referred to in this Section 5.6 and their heirs and representatives, without the prior written consent of such affected D&O Indemnified Party or such other beneficiary.

5.7 Additional Agreements. The Parties shall, subject to Section 4.5, (a) use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions and (b) reasonably cooperate with the other Parties and provide the other Parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the Surviving Corporation to continue to meet its obligations under this Agreement following the Closing. Without limiting the generality of the foregoing, each Party shall use reasonable best efforts to: (i) make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions with respect to Contracts set forth in Section 5.7 of the Company Disclosure Schedule to remain in full force and effect, (iii) lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) satisfy the conditions precedent to the consummation of the Merger.

5.8 Public Announcement. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Parent Associates or Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Contemplated Transactions and shall not issue any such press release, public statement or announcement to Parent Associates or Company Associates without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or prior written consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Parent SEC Documents, so long as such statements are consistent with and do not disclose material information not previously disclosed in previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) a Party may, without the prior written consent of the other Party but subject to giving advance notice to the other Party of, and consulting with the other Party regarding, the text of such press release, announcement or statement, issue any such press release or make any such public announcement or statement which Parent shall have determined in good faith, upon the advice of legal counsel, is required by any applicable Law; and (c) Parent need not consult with the Company in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Parent Board Adverse Recommendation Change.

5.9 Listing. Parent shall use its commercially reasonable efforts, (a) to maintain its existing listing on Nasdaq until the Closing Date and to obtain approval of the listing of the combined company on Nasdaq; (b) without derogating from the generality of the requirements of the foregoing clause (a) and to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance), (c) to effect the Nasdaq Reverse Split, and (d) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations and will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Company agrees to pay all Nasdaq fees associated with the Nasdaq Listing Application. The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Listing Application and promptly furnish to Parent all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.9.

5.10 Tax Matters.

(a) For U.S. federal income Tax purposes, (i) the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which Parent, Merger Sub and the Company are parties under Section 368(b) of the Code.

(b) The Parties shall use their respective reasonable best efforts to cause the Merger to qualify, and will not take (or knowingly fail to take) any action or cause (or knowingly fail to cause) any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment. The Parties shall use commercially reasonable efforts to operate the Surviving Corporation so as to meet the “continuity of business enterprise” requirement and any other requirements pursuant to Section 368(a)(2)(E) of the Code. The Parties shall not file any U.S. federal, state or local Tax Return in a manner that is inconsistent with the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

(c) At least ten (10) Business Days prior to Closing, Parent will provide the Company with its determinations regarding the applicability of Section 280G of the Code and reasonable supporting calculations to any employee, officer, director or other service provider of Parent or any of its Subsidiaries that, in connection with the Contemplated Transactions (i) may receive the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) may receive a benefit in the form of accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit received.

(d) Each Party shall reasonably cooperate and shall cause its respective Affiliates to reasonably cooperate with each other Party and its agents, including accounting firms and legal counsel, in connection with the determination of withholding under Section 1.12 (including the calculation of earnings and profits of Parent), any Tax Proceeding and the preparation of any Tax Return of Parent, the Company or any of its Subsidiaries. Such cooperation shall include each Party making such information and documents in its possession relating to Parent, the Company or any of their Subsidiaries reasonably necessary in connection with any Tax Proceeding or such preparation available to the other Party. The Parties shall retain all Tax Returns, schedules, and work papers, and all material records and other documents relating thereto, until the expiration of the applicable statute of limitations (including, to the extent noticed by any Party, any extensions thereof) of the Tax period to which such Tax Returns and other documents and information relate. Each of the Parties shall also make available to the other Party, as reasonably requested and available on a mutually convenient basis, personnel responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes to provide reasonable explanation of any documents or information provided hereunder. Any information or documents provided under this Agreement shall be kept confidential by the Party receiving such information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with a Tax Proceeding.

(e) Fifty percent (50%) of any transfer Taxes shall be borne and paid by each of Parent and the Company if and when due. Each of Parent and the Company shall, at its own expense, timely file any Tax Return or other documents with respect to such Taxes.

(f) Parent and its Subsidiaries shall timely file 2025 U.S. federal, state, and foreign income Tax extensions for their applicable Tax Returns. Neither Parent nor any of its Subsidiaries shall file income Tax Returns or any other income Tax related forms (including but not limited to change in accounting method forms) prior to the close of the Merger unless required to meet due dates required by applicable Law (for which a valid extension cannot be made).

5.11 Directors and Officers. The Parties shall take all necessary action so that immediately after the Effective Time, (a) the Parent Board comprises seven (7) members (provided that the total number of directors to comprise the Parent Board immediately after the Effective Time may be changed by the Company at any time prior to the Closing by written notice to Parent), with each member designated by the Company, (b) the Persons to be designated by the Company during the Pre-Closing Period are elected or appointed, as applicable, to the positions of officers of Parent, as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law and (c) the Persons to be designated by the Company during the Pre-Closing Period are elected or appointed, as applicable, to the positions of directors of Parent, as set forth therein, and to the classes of such director positions as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law. If any Person designated by the Company is unable or unwilling to serve as an officer of Parent, as set forth therein, as of the Effective Time, the Company shall designate a successor in its sole discretion. If any Person designated by the Company is unable or unwilling to serve as a director of Parent, as set forth therein, as of the Effective Time, the Company shall designate a successor in its sole discretion. The Persons designated by the Company pursuant to this Section 5.11 shall be the Company’s designees pursuant to clause (c) of this Section 5.11 (which initial designees may include vacancies and be supplemented or changed by the Company at any time prior to the Closing by written notice to Parent to include different board designees who are reasonably acceptable to Parent).

5.12 Termination of Certain Agreements and Rights. The Company shall cause the Investor Agreements set forth on Section 5.12 of the Company Disclosure Schedule to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation, in each case, to the extent the rights contained in such Investor Agreements do not terminate upon or immediately following the Effective Time in accordance with its terms. Parent shall use reasonable best efforts to cause the Contracts set forth on Section 5.12(a) of the Parent Disclosure Schedule to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation. During the Pre-Closing Period, Parent shall not initiate any research, development or discovery programs (including the nomination of new targets) under the Contracts set forth on Section 5.12(b) of the Parent Disclosure Schedule. Parent shall use commercially reasonable efforts to prepay any costs or expenses to maintain any Legacy Asset (as defined in the CVR Agreement) through the Disposition Period (as defined in the CVR Agreement) under the Contracts set forth on Section 5.12(c) of the Parent Disclosure Schedule.

5.13 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions of Parent Common Stock, restricted stock awards to acquire Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. At least ten (10) days prior to the Closing Date, the Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Capital Stock owned by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger, and (b) the number of other derivative securities (if any) with respect to Company Capital Stock owned by such individual and expected to be converted into shares of Parent Common Stock, restricted stock awards to acquire Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.

5.14 Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.

5.15 Allocation Certificate; Parent Outstanding Shares Certificate.

(a) The Company will prepare and deliver to Parent at least ten (10) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time): (i) each holder of Company Capital Stock and Company Options; (ii) such holder’s name and address; (iii) the number and type of Company Capital Stock held or underlying the Company Options as of the immediately prior to the Effective Time for each such holder; (iv) the number of shares of Parent Common Stock to be issued to such holder, or to underlie any Parent Stock Award to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock or Company Options held by such holder as of immediately prior to the Effective Time; and (v) each investor in the Concurrent Financing, the total investment to be made by such investor in the Concurrent Financing, the percentage of the Concurrent Financing Proceeds represented by such stockholder’s investment in the Concurrent Financing, and the number of shares of Company Class A Common Stock to be issued to such holder pursuant to this Agreement (the “Allocation Certificate”).

(b) Parent will prepare and deliver to the Company at least ten (10) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of Parent in a form reasonably acceptable to the Company, setting forth, as of immediately prior to the Effective Time (i) the number of shares of Parent Common Stock and (ii) the number of shares of Parent Common Stock held or underlying the Parent Stock Awards (including whether such Parent Stock Awards are In the Money Parent Options) or Pre-Funded Warrants, in each case as of the Effective Time for such holder (the “Parent Outstanding Shares Certificate”).

5.16 Company Financial Statements. The Company will as promptly as practicable furnish to Parent (i) audited financial statements for the fiscal year ended 2025 for inclusion in the Proxy Statement and the Registration Statement (the “Company 2025 Audited Financial Statements” and, collectively with the audited financial statements of the Company as of December 31, 2024, the “Company Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to the Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company 2026 Interim Financial Statements”). Each of the Company 2025 Audited Financial Statements and the Company 2026 Interim Financial Statements will be suitable for inclusion in the Proxy Statement and the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company 2025 Audited Financial Statements or the Company 2026 Interim Financial Statements, as the case may be.

5.17 Takeover Statutes. If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Parent and the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on the Contemplated Transactions.

5.18 Stockholder Litigation. Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, Parent shall (a) promptly advise the Company in writing of any stockholder litigation or investigation against it or its directors relating to this Agreement, the Merger or the Contemplated Transactions and keep the Company fully informed regarding such stockholder litigation and (b) give the Company the opportunity to participate in the defense or settlement of any stockholder litigation or investigation relating to this Agreement or any of the Contemplated Transactions, and not settle any such litigation or investigation without the Company’s written consent, which will not be unreasonably withheld, conditioned or delayed.

5.19 Equity Plans. Prior to or as of the Effective Time, the Parent Board shall approve, adopt and submit for approval by the stockholders of Parent, and recommend and use commercially reasonable efforts to cause the stockholders of Parent to approve, (a) the 2026 Equity Incentive Plan in a form to be mutually agreed by Parent and the Company (the “2026 Plan”) which will provide for new awards for a number of shares of

Parent Common Stock not exceeding eighteen percent (18%) of the Parent Common Stock issued and expected to be outstanding immediately after the Effective Time, as mutually agreed upon by Parent and the Company, and subject to approval by the Parent Board (for avoidance of doubt, such number of shares shall be in addition to the number of shares of Parent Common Stock subject to outstanding Parent Stock Awards or subject to Company Options assumed by Parent as contemplated by Section 5.5), and which may include an annual increase pursuant to an “evergreen” provision to provide for optional annual increases of up to five percent (5%) of the total number of fully diluted shares of capital stock of Parent as of the day prior to such increase; and (b) the 2026 Employee Stock Purchase Plan (the “2026 ESPP”), in a form to be mutually agreed by Parent and the Company with a total pool of shares of Parent Common Stock not exceeding one percent (1%) of the Parent Common Stock issued and expected to be outstanding immediately after the Effective Time, and may include an annual increase pursuant to an “evergreen” provision providing for an annual increase of up to one percent (1%) of the total number of fully diluted shares of capital stock of Parent outstanding as of the day prior to such increase ((a) and (b), collectively, the “Equity Plan Proposals”). Subject to the approval of the 2026 Plan by the stockholders of Parent, Parent shall file with the SEC, as promptly as practicable after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the 2026 Plan.

5.20 Parent SEC Documents. From the date of this Agreement until the Effective Time, Parent shall use commercially reasonable efforts to timely file with the SEC all Parent SEC Documents. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document filed by Parent with the SEC shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act.

5.21 Parent Options and RSUs. Before the Effective Time, Parent shall take all actions necessary to provide that all Parent Stock Awards shall be fully vested as of the Effective Time and that no option to purchase Parent Common Stock shall be exercised later than ninety (90) days following the termination of service of the holder of such option.

5.22 Parent Operations Wind-Down. During the Pre-Closing Period, Parent and its Subsidiaries shall, except as the Company shall otherwise consent in writing, wind-down all preclinical, CMC and clinical activities as promptly as practicable after the date hereof, with any liabilities with respect thereto to be reflected on the Net Cash Schedule.

5.23 Concurrent Financing.

(a) Subject to the terms and conditions of this Agreement, the Company shall use reasonable best efforts to obtain the Concurrent Financing on the terms and conditions described in the Subscription Agreement and satisfy the conditions to the Concurrent Financing as described in the Subscription Agreement and shall not permit any termination, amendment or modification to be made to, or any waiver of any provision under, or any replacement of, the Subscription Agreement if such termination, amendment, modification, waiver or replacement (i) reduces the aggregate amount of the Concurrent Financing below the Concurrent Investment Amount or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Concurrent Financing, or otherwise expands, amends or modifies any other provision of the Subscription Agreement, in a manner that would reasonably be expected to (x) delay or prevent the Closing or the consummation of the Merger or (y) adversely impact the ability of the Company to enforce its rights against other parties to the Subscription Agreement. The Company shall promptly deliver to Parent copies of any such termination, amendment, modification, waiver or replacement.

(b) The Company shall use reasonable best efforts (i) to maintain in effect the Subscription Agreement, (ii) to enforce its rights under the Subscription Agreement and (iii) to comply with its obligations under the Subscription Agreement.

(c) The Company shall give Parent prompt notice (i) of any material breach or default by any party to the Subscription Agreement or definitive agreements related to the Concurrent Financing of which the Company becomes aware, (ii) of the receipt of any written notice or other written communication from any Purchaser with respect to any (x) actual material breach, default, termination or repudiation by any party to the Subscription Agreement or definitive agreements related to the Concurrent Financing of any provisions of the Subscription Agreement or definitive agreements related to the Concurrent Financing or (y) material dispute or disagreement relating to the Concurrent Financing with respect to the obligation to fund the Concurrent Financing at or substantially simultaneously with the Closing, and (iii) if at any time for any reason the Company believes in good faith that it will not be able to obtain all or any portion of the Concurrent Investment Amount on the terms and conditions, in the manner or from the sources contemplated by the Subscription Agreement or definitive agreements related to the Concurrent Financing. The Company shall promptly provide information reasonably requested by Parent relating to the circumstances referred to in clauses (i), (ii) or (iii) of the immediately preceding sentence.

Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction (or, to the extent permitted by applicable Law, written waiver by each of the Parties) of each of the following conditions:

6.1 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.2 Stockholder Approval. (a) Parent shall have obtained the Required Parent Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote and such Required Company Stockholder Vote shall remain in full force and effect and shall not have been revoked.

6.3 Parent Charter Amendment. The Parent Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware.

6.4 Listing. (a) The existing shares of Parent Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date and (b) the shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing.

6.5 Subscription Agreement. The Subscription Agreement shall be in full force and effect and cash proceeds of not less than the Concurrent Investment Amount shall have been received by the Company, or will be received by the Company substantially simultaneously with the Closing, in connection with the consummation of the transactions contemplated by the Subscription Agreement.

6.6 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

6.7 Parent Net Cash Determination. Parent Net Cash shall have been finally determined in accordance with Section 1.6.

Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction (or, to the extent permitted by applicable Law, written waiver by Parent) of each of the following conditions:

7.1 Accuracy of Representations. (i) The representation and warranty of the Company set forth in clause (y) of Section 2.8 shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date; (ii) the Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date); and (iii) the representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and clause (y) of Section 2.8) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

7.3 Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 7.1, 7.2, 7.5 and 7.6 have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.15 is true and accurate in all respects as of the Closing Date; and

(b) the Allocation Certificate.

7.4 FIRPTA Certificate. Parent shall have received (i) an original signed statement from the Company that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company, and in form and substance reasonably acceptable to Parent.

7.5 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

7.6 Termination of Investor Agreements. The rights contained in the Investor Agreements set forth on Section 5.12 of the Company Disclosure Schedule shall have been terminated (or will be terminated as of the Closing in accordance with its terms).

7.7 Company Lock-Up Agreements. Parent shall have received the Company Lock-Up Agreements duly executed by each of the Company Lock-Up Signatories and each executive officer and director of the Company who is elected or appointed, as applicable, as an executive officer and director of Parent as of immediately following the Closing, each of which shall be in full force and effect as of immediately following the Effective Time.

Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligation of the Company to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing is subject to the satisfaction (or, to the extent permitted by applicable Law, written waiver by the Company) of each of the following conditions:

8.1 Accuracy of Representations. (i) The representations and warranties of Parent and Merger Sub set forth in clause (y) of Section 3.8 shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date; (ii) the Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date); and (iii) the representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations and in clause (y) of Section 3.8) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

8.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of Parent certifying that the conditions set forth in Sections 8.1, 8.2 and 8.4 have been duly satisfied;

(b) the Parent Outstanding Shares Certificate;

(c) the Parent Closing Financial Certificate, a draft of which shall have been provided at least five (5) Business Days prior to the Closing, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by the Company to verify and determine the information contained therein;

(d) a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Effective Time, executed by each of the directors of Parent who are not to continue as directors of Parent after the Effective Time pursuant to Section 5.11 hereof; and

(e) the executed CVR Agreement.

8.4 No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing.

8.5 Parent Net Cash. Parent Net Cash determined in accordance with Section 1.6 (after giving effect to the payment of the Parent Pre-Closing Dividend (including any amounts intended to be declared as a Parent Pre-Closing Dividend or declared and unpaid)) shall be greater than an amount equal to $500,000 below $0.

8.6 Parent Distributions. Each such Parent Distribution Amount declared or intended to be declared by Parent shall have been either (a) distributed to the holders of shares of Parent Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Parent Common Stock outstanding as of each Parent Distribution Record Date (subject to any adjustments as required by Nasdaq’s due bills period requirements) or (b) deposited by Parent with Parent’s transfer agent for further distribution to such holders of shares of Parent Common Stock and, if applicable, securities convertible into or exchangeable or exercisable for shares of Parent Common Stock.

Section 9. TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after approval of the Company Stockholder Matters by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Contemplated Transactions shall not have been consummated by November 30, 2026 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that the SEC has not declared the Registration Statement effective under the Securities Act, then either Parent or the Company shall be entitled to extend the End Date for an additional sixty (60) calendar days by written notice to the Company;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of any such Governmental Body issuing any such order, decree or ruling or taking any such other action;

(d) by Parent if, subject to Section 4.5, the Company Stockholder Written Consent executed by each Company Signatory shall not have been obtained within three (3) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Company Stockholder Written Consent has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.1(d);

(e) by either Parent or the Company if (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Parent where the failure to obtain the Required Parent Stockholder Vote shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;

(f) by the Company (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

(g) by Parent (at any time prior to the Required Company Stockholder Vote being obtained) if a Company Triggering Event shall have occurred;

(h) by the Company (at any time prior to receipt of the Required Company Stockholder Vote and following compliance in all material respects with all of the requirements set forth in Section 5.2(e)(i)) concurrently with entering into a Permitted Alternative Agreement and after having paid to Parent the Parent Termination Fee pursuant to Section 9.3(c);

(i) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a thirty (30) calendar day period commencing upon delivery of written notice from the Company to Parent of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective); or

(j) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that neither Parent nor Merger Sub is then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(j) as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a thirty (30) calendar day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(j) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(j) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective).

The Party desiring to terminate this Agreement pursuant to this Section 9.1, shall give the other Party written notice of such termination, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 5.8, Section 9.3, Section 10 and the definitions of the defined terms in such Sections (including the definitions of such defined terms set forth in Exhibit A) shall survive the termination of this Agreement and shall remain in full force and effect following such termination, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, Section 1.6(e), Section 5.4, Section 5.9 and Section 5.10(e), the Transaction Expenses shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided that the Company shall bear sixty percent (60%) of all fees and expenses incurred in relation to (i) the printing and filing with the SEC of the Registration Statement and Proxy Statement and any amendments and supplements thereto and paid to a financial printer or the SEC, and (ii) the proxy solicitation firm engaged in connection with the Parent Stockholders’ Meeting.

(b) If:

(i) (A) this Agreement is terminated pursuant to Section 9.1(b), Section 9.1(e) or Section 9.1(i), (B) an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to Parent or the Parent Board at any time after the date of this Agreement but prior to the termination of this Agreement (which shall not have been withdrawn) and (C) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction in respect of the Acquisition Proposal referred to in clause (B) or in respect of any other Acquisition Proposal; or

(ii) this Agreement is terminated by the Company pursuant to Section 9.1(f) (or, at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 9.1(f));

then Parent shall pay to the Company a nonrefundable fee in an amount equal to $600,000 (the “Company Termination Fee”), in the case of Section 9.3(b)(i), upon the consummation of such Subsequent Transaction or, in the case of Section 9.3(b)(ii), within two (2) Business Days following the termination of this Agreement plus any amount payable to the Company pursuant to Section 9.3(f).

(c) If:

(i) (A) this Agreement is terminated pursuant to Section 9.1(b), Section 9.1(d), or Section 9.1(j), (B) an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company or the Company Board at any time after the date of this Agreement but prior to obtaining the Required Company Stockholder Vote (which shall not have been withdrawn, (1) in the case of a termination pursuant to Section 9.1(b) or Section 9.1(j), at the time the Required Company Stockholder Vote is obtained and (2) in the case of a termination pursuant to Section 9.1(d), at the time of such termination) and (C) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction in respect of the Acquisition Proposal referred to in clause (B) or in respect of any other Acquisition Proposal;

(ii) this Agreement is terminated by Parent pursuant to Section 9.1(g) (or, at the time this Agreement is terminated, Parent had the right to terminate this Agreement pursuant to Section 9.1(g)); or

(iii) this Agreement is terminated pursuant to Section 9.1(h);

then (A) the Company shall pay to Parent an amount equal to $20,000,000 (the “Parent Termination Fee”), in the case of Section 9.3(c)(i) in the event this Agreement is terminated pursuant to Section 9.1(d) or Section 9.1(j), upon the consummation of such Subsequent Transaction or, in the case of Section 9.3(c)(ii) and Section 9.3(c)(iii), within two (2) Business Days following the termination of this Agreement, plus any amount payable to Parent pursuant to Section 9.3(f) and (B) the Company shall pay to Parent an amount equal to $8,000,000 in the case of Section 9.3(c)(i) in the event this Agreement is terminated pursuant to Section 9.1(b), upon the consummation of such Subsequent Transaction, plus any amount payable to Parent pursuant to Section 9.3(f).

(d) (i) If this Agreement is terminated pursuant to Section 9.1(e), Section 9.1(f) or Section 9.1(i) or (ii) in the event of the failure of the Company to consummate the transactions to be contemplated at the Closing solely as a result of a Parent Material Adverse Effect as set forth in Section 8.4 (provided that at such time all of the other conditions precedent to Parent’s obligation to close set forth in Section 6 and Section 7 have been satisfied by the Company, are capable of being satisfied by the Company or have been waived by Parent), then Parent shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions (such expenses, collectively, the “Third Party Expenses”), up to a maximum of $750,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to the Company except for reasonably documented out-of-pocket expenses otherwise reimbursable by the Company to such financial advisors pursuant to the terms of the Company’s engagement letter or similar arrangement with such financial advisors. For the avoidance of doubt, to the extent any Third Party Expenses are paid, such amounts shall be credited against any Company Termination Fee which becomes payable thereafter.

(e) (i) If this Agreement is terminated pursuant to Section 9.1(d), Section 9.1(g) or Section 9.1(j) or (ii) in the event of the failure of Parent to consummate the transactions to be consummated to the Closing solely as a result of a Company Material Adverse Effect as set forth in Section 7.5; provided that at such time all of the other conditions precedent to the Company’s obligation to close set forth in Section 6 and Section 8 have been satisfied by Parent are capable of being satisfied by Parent or have been waived by the Company, the Company shall reimburse Parent for all Third Party Expenses incurred by Parent up to a maximum of $750,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Parent submits to the Company true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to Parent except for amounts paid or to be paid in connection with delivery of a fairness opinion or reasonably documented out-of-pocket expenses otherwise reimbursable by Parent to such financial advisors pursuant to the terms of Parent’s engagement letter or similar arrangement with such financial advisors. For the avoidance of doubt, to the extent any Third Party Expenses are paid, such amounts shall be credited against any Parent Termination Fee which becomes payable thereafter.

(f) Any Company Termination Fee or Parent Termination Fee due under this Section 9.3 shall be paid by wire transfer of same day funds. If a Party fails to pay when due any amount payable by it under this Section 9.3, then (i) such Party shall reimburse the other Party for reasonable out-of-pocket costs and expenses (including reasonable and out-of-pocket fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent (3%).

(g) The Parties agree that, (i) subject to Section 9.2, payment of the Company Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the Company following the termination of this Agreement under the circumstances described in Section 9.3(b), it being understood that in no event shall Parent be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following payment of the Company Termination Fee (x) Parent shall have no further liability to the Company in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Parent giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Parent or Merger Sub or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) the Company and its Affiliates shall be precluded from any other remedy against Parent, Merger Sub and their respective Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 9.3(g) shall limit the rights of Parent and Merger Sub under Section 10.11.

(h) The Parties agree that, (i) subject to Section 9.2, payment of the Parent Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of Parent following the termination of this Agreement under the circumstances described in Section 9.3(c), it being understood that in no event shall the Company be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following payment of the Parent Termination Fee (x) the Company shall have no further liability to Parent in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the Company giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither Parent nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the Company or seek to obtain any recovery, judgment or damages of any kind against the Company (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of the Company) in connection with or arising out of this Agreement or the termination thereof, any breach by the Company giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) Parent and its Affiliates shall be precluded from any other remedy against the Company and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 9.3(h) shall limit the rights of the Company under Section 10.11.

(i) Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the applicable Party in the circumstances in which such amount is payable.

Section 10. MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2 Amendment. This Agreement may be amended with the approval of the Company, Merger Sub and Parent at any time (whether before or after obtaining the Required Company Stockholder Vote or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement; and (f) IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO TRIAL BY JURY.

10.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

10.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (provided that no bounceback or similar “undeliverable” message is received by such sender) prior to 5:00 p.m. Eastern Time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

Rallybio Corporation

234 Church Street

New Haven, CT 06510

Attention: Jonathan Lieber

Email: [***]

with a copy to (which shall not constitute notice):

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attention: Zachary Blume; Tyler Silvey

Email: zachary.blume@ropesgray.com; tyler.silvey@ropesgray.com if to the Company:

Avenzo Therapeutics, Inc.

12707 High Bluff Dr.,

Suite 200,

San Diego, CA 92130 Attention: Avenzo Legal Department

Email: [***]

with a copy to (which shall not constitute notice):

Cooley LLP

10265 Science Center Dr.

San Diego, CA 92121

Attention: Rama Padmanabhan; Charles Bair

Email: rama@cooley.com; Cbair@cooley.com

10.9 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with their specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond, surety or other security in connection with any such order or injunction.

10.12 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.6) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.13 Construction.

(a) References to “cash,” “dollars” or “$” are to U.S. dollars.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c) The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(e) As used in this Agreement, the word “extent” in the phrase “to the extent” means the degree to which a subject extends and does not simply mean “if.”

(f) As used in this Agreement, the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”).

(g) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(h) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.

(i) The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(j) The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(k) Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. Eastern Time on the date that is two (2) calendar days prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

(l) Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

(m) Unless otherwise indicated, (i) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded; (ii) if the last day of such period is not a Business Day, then the period in question will end on the next Business Day; (iii) if any action (other than any action described in Section 5.4) must be taken on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; (iv) the measure of a period of one month or year for purposes of this Agreement will be the day of the following month or year corresponding to the starting date; and (v) if no corresponding date exists, then the end date of such period being measured will be the next actual day of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

10.14 Defined Terms Defined Elsewhere.

Term	Section

2026 ESPP	5.19

2026 Plan	5.19

Accounting Firm	1.6(e)

Agreement	Preamble

Allocation Certificate	5.15(a)

Anti-Bribery Laws	2.23

Anticipated Closing Date	1.6(a)

Term	Section

Asset Disposition(s)	4.7

Certificate of Merger	1.3

Certifications	3.6(a)

Closing	1.3

Closing Date	1.3

COBRA	2.12(c)(iv)

Company	Preamble

Company 2025 Audited Financial Statements	5.16

Company 2026 Interim Financial Statements	5.16

Company Audited Financial Statements	5.16

Company Balance Sheet	2.7

Company Benefit Plan	2.12(a)

Company Board Adverse Recommendation Change	5.2(d)

Company Board Recommendation	5.2(d)

Company Budget	4.2(b)(v)

Company Bylaws	2.1(b)

Company Charter	2.1(b)

Company Determination Notice	5.2(e)(i)

Company Disclosure Schedule	Section 2

Company EIP	5.5(a)

Company Financial Statements	2.6(a)

Company In-bound License	2.19(b)

Company Interim Financial Statements	5.16

Company Licensed IP	2.19(b)

Company Lock-Up Agreement	Recitals

Company Lock-Up Signatories	Recitals

Company Material Contracts	2.16(a)

Company Notice Period	5.2(e)(i)

Company Out-bound License	2.19(c)

Company Products	2.11(c)

Company Registered IP	2.19(a)

Company Safety Notices	2.11(g)

Company Stock Awards	2.2(b)

Company Stock Certificate	1.8

Term	Section

Required Company Stockholder Vote	2.4(c)

Company Stockholder Matters	5.2(a)

Company Stockholder Support Agreement	Recitals

Company Stockholder Written Consent(s)	Recitals

Company Termination Fee	9.3(b)

Covered Person	3.2(e)

CVR	1.7

CVR Agreement	1.7

Determination Notice	5.3(d)(i)

Dispute Notice	1.6(b)

Disqualifying Event	3.2(e)

Dissenting Shares	1.10(a)

D&O Indemnified Parties	5.6(a)

Effective Time	1.3

Encumbrances	2.5(a)

End Date	9.1(b)

Environmental Law	2.14(b)

Equity Plan Proposals	5.19

Exchange Agent	1.9(a)

Exchange Fund	1.9(a)

FDA	2.11(c)

FDA Ethics Policy	2.11(h)

Hazardous Substance	2.14(c)

Health Care Laws	2.11(a)

HIPAA	2.11(k)

Information Statement	5.2(a)

Intended Tax Treatment	5.10(a)

IT Systems	2.19(g)

Merger	Recitals

Merger Sub	Preamble

Nasdaq Listing Application	5.9

Net Cash Calculation	1.6(a)

Net Cash Schedule	1.6(a)

Ordinary Course Agreement	2.15(g)

Term	Section

Parent	Preamble

Parent Benefit Plan	3.12(a)

Parent Board Adverse Recommendation Change	5.3(c)

Parent Board Recommendation	5.3(c)

Parent Charter Amendment	1.4(b)

Parent Disclosure Schedule	Section 3

Parent In-bound License	3.19(b)

Parent IT Systems	3.19(g)

Parent Licensed IP	3.19(b)

Parent Material Contracts	3.16(a)

Parent Notice Period	5.3(d)(i)

Parent Out-bound License	3.19(c)

Parent Outstanding Shares Certificate	5.15(b)

Parent Distribution	4.8

Parent Distribution Amount	4.8

Parent Products	3.11(c)

Parent Registered IP	3.19(a)

Parent Safety Notices	3.11(g)

Parent SEC Documents	3.6(a)

Parent Stock Awards	3.2(b)

Parent Stockholder Matters	5.3(a)(ii)

Parent Stockholders’ Meeting	5.3(a)

Parent Stockholder Support Agreement	Recitals

Parent Termination Fee	9.3(c)

PBGC	2.12(c)(iii)

Pension Plan	2.12(b)

Permits	2.10

Permitted Encumbrances	2.18(a)

Pre-Closing Distribution	1.7

Pre-Closing Period	4.1(a)

Privacy Laws	2.19(h)

Purchasers	2.25(a)

Required Company Stockholder Vote	2.4(c)

Required Parent Stockholder Vote	3.4(c)

Term	Section

Response Date	1.6(b)

Reverse Stock Split Proposal	1.4(b)

Rights Agent	1.7

Stockholder Notice	5.2(c)

Subscription Agreement	Recitals

Surviving Corporation	1.1

Tax Action	2.15(d)

Tax Opinion	5.1(c)

Third Party Expenses	9.3(d)

WARN Act	2.13(d)

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

RALLYBIO CORPORATION

By:	/s/ Jonathan I. Lieber

Name:	Jonathan I. Lieber

Title:	Chief Financial Officer and Treasurer

FARMINGTON MERGER SUB, INC.

By:	/s/ Jonathan I. Lieber

Name:	Jonathan I. Lieber

Title:	President and Secretary

[Signature Page to Agreement and Plan of Merger and Reorganization]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

AVENZO THERAPEUTICS, INC.

By:	/s/ Athena Countouriotis, M.D.

Name:	Athena Countouriotis, M.D.

Title:	President & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company or any of its Affiliates, on the one hand, or Parent or any of its Affiliates, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal; provided, however, that the term “Acquisition Inquiry” shall not include the Merger or the other Contemplated Transactions or any transactions related to the Asset Dispositions or Concurrent Financing.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party, other than the Asset Dispositions and the Concurrent Financing.

“Acquisition Transaction” means any transaction or series of related transactions (other than the Asset Dispositions and the Concurrent Financing) involving: (x) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than twenty percent (20%) of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or (y) any sale, lease, exchange, transfer, exclusive license, acquisition or disposition of any business or businesses or assets that constitute or account for twenty percent (20%) or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole; provided, that “Acquisition Transaction” shall not include any licenses granted by the Company in the Ordinary Course of Business.

“Affiliate” means, with respect to a Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the corollary terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” means the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

“Antitrust Laws” means the HSR Act or any other applicable U.S. or foreign competition, antitrust, merger control or investment Laws.

“Authorized Share Increase” means an increase in the number of authorized shares of Parent Capital Stock that Parent is authorized to issue to a number determined by the Company in its sole discretion.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.

“Cash and Cash Equivalents” means cash, currency, and cash equivalents as determined in accordance with GAAP, including (a) all cash and cash equivalents in deposit accounts or other similar accounts,

Exhibit A

(b) marketable securities with maturities of three (3) months or less, (c) checks, money orders, and other negotiable instruments, (d) cash in transit. Cash and Cash Equivalents shall be net of the amount of any outstanding checks or other payment obligations that have been issued but not yet cleared, and (e) prepaid expenses, including those set forth on Schedule A of the Parent Disclosure Schedule. For the avoidance of doubt, “Cash and Cash Equivalents” excludes any restricted cash, escrowed amounts, or amounts held as collateral for obligations (including letters of credit and performance bonds), and amounts being held for remittance to Tax authorities with respect to Taxes associated with the Pre-Closing Distribution and Parent Distribution.

“Code” means the Internal Revenue Code of 1986.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Change in Circumstance” means a change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry or the consequences thereof, or (B) the fact, in and of itself, that the Company meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of the Company or any of its Subsidiaries that occurs or arises after the date of this Agreement.

“Company Charter Amendment” means an amendment to the Company Charter during the Pre-Closing Period to increase the authorized shares of Company Class A Common Stock.

“Company Class A Common Stock” means the Class A Common Stock, $0.0001 par value per share, of the Company.

“Company Common Stock” means, collectively, the Company Class A Common Stock and the Company non-voting Common Stock.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1(a) (Organization, Standing and Power), 2.2 (Capital Stock), 2.3 (Subsidiaries) 2.4 (Authority) and 2.24 (Brokers).

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company, taken as a whole; provided, however, that any Effect, individually or together with other Effects, arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) general business, political, or economic conditions generally affecting the industry in which the Company operates, including with respect to the imposition of, or adjustments to, tariffs or other trade restrictions; (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics and related or associated epidemics, disease outbreaks or quarantine restrictions; (c) changes in financial, banking or securities markets; (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP); (e) the announcement of this Agreement or the pendency of the Contemplated Transactions; (f) resulting from the taking of any action expressly required to be taken by this Agreement; or (g) continued losses from operations or decreases in cash balances of the Company; except, with respect to clauses (a) through (d), to the extent such Effect disproportionately affects the Company, taken as a whole, relative to other similarly situated companies in the industries in which the Company operates, in which case, such Effect shall be taken into account to the extent of such disproportionate effect on the Company.

Exhibit A

“Company non-voting Common Stock” means the non-voting Common Stock, $0.0001 par value per share, of the Company.

“Company Option” means any option or other right to purchase shares of Company Capital Stock issued by the Company.

“Company Owned IP” means all Intellectual Property owned by the Company or any of its Subsidiaries in whole or in part.

“Company Preferred Stock” means collectively, the Company Series A Preferred Stock, the Company Series A-1 Preferred Stock and the Company Series B Preferred Stock.

“Company Series A Preferred Stock” means the Series A Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series A-1 Preferred Stock” means the Series A-1 Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series B Preferred Stock” means the Series B Preferred Stock, par value $0.0001 per share, of the Company.

“Company Signatories” means the officers, directors and stockholders of the Company set forth on Schedule A hereto.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) following the date of this Agreement, the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal.

“Concurrent Financing” means an acquisition of shares of Company Class A Common Stock to be consummated immediately prior to the Effective Time pursuant to the Subscription Agreement with aggregate gross cash proceeds of at least the Concurrent Investment Amount.

“Concurrent Financing Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Concurrent Financing Proceeds by (B) the Aggregate Valuation.

“Concurrent Financing Merger Shares” means, subject to Section 1.5(f), the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Concurrent Financing Allocation Percentage.

“Concurrent Financing Proceeds” means the proceeds resulting from the Concurrent Financing.

“Concurrent Investment Amount” means $215,000,000.

“Confidentiality Agreement” means the Mutual Confidential Disclosure Agreement, dated as of May 5, 2026, by and between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Permits).

“Contemplated Transactions” means the Merger and the other transactions and actions contemplated by this Agreement, including the Nasdaq Reverse Split, the Parent Charter Amendment, the Concurrent Financing and the Asset Dispositions.

Exhibit A

“Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance or development.

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Excepted Contracts” means (a) shrink-wrap, click wrap and off-the-shelf Contracts for commercially available software or services, (b) Contracts that have expired on their own terms or were terminated prior to the date hereof that do not have any continuing obligations, rights or interests (other than obligations to maintain confidentiality or indemnification provided in the Ordinary Course of Business), (c) any materials transfer agreements, sponsored research agreements, services agreements or other similar Contracts entered into in the Ordinary Course of Business, (d) Contracts with clinical trial sites, subcontractors and/or vendors, in each case, entered into in the Ordinary Course of Business and where any license granted thereunder by the Company or Parent, as applicable, is incidental to the primary purpose of such Contract, (e) Contracts containing an inbound license granted to the Company or Parent, as applicable, to use third party Intellectual Property, where such license is not material to the Company or Parent, as applicable, taken as a whole, (f) nondisclosure agreements entered into (x) in the Ordinary Course of Business or (y) in connection with discussions, negotiations and transactions related to this Agreement or any transactions that were evaluated and/or pursued as an alternative to the Contemplated Transactions, and (g) any Contract for the purchase of services, consumables, materials, equipment or supplies that is entered into the Ordinary Course of Business.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means, subject to Section 1.5(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:

•	“Aggregate Valuation” means the sum of (i) the Company Valuation, plus (ii) the Parent Valuation plus (iii) the Concurrent Financing Proceeds.

•	“Company Allocation Percentage” means the Company Valuation divided by the Aggregate Valuation.

•	“Company Merger Shares” the product determined by multiplying (a) the Post-Closing Parent Shares by (b) the Company Allocation Percentage.

•	“Company Valuation” means $300,000,000.

•	“Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time (excluding any shares of Company Class A

Exhibit A

Common Stock issued in the Concurrent Financing), expressed on a fully-diluted and as-converted to Company Class A Common Stock basis and using the treasury stock method, but assuming, without limitation or duplication, (i) the exercise of all Company Options outstanding as of immediately prior to the Effective Time, and (ii) the issuance of shares of Company Capital Stock in respect of all other outstanding options, restricted stock awards, restricted stock units, warrants or rights to receive such shares, whether conditional or unconditional and including any outstanding options, warrants, restricted stock awards, restricted stock units or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Company Capital Stock reserved for issuance other than with respect to outstanding Company Options as of immediately prior to the Effective Time).

•	“Parent Allocation Percentage” means the Parent Valuation divided by the Aggregate Valuation.

•	“Parent Equity Value” means $15,000,000.

•

“Parent Outstanding Shares” means, subject to Section 1.5(f) (that addresses, among other things, the possibility to effect the Nasdaq Reverse Split) and the immediately following sentence, the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted basis and using the treasury stock method (and shall include, for the avoidance of doubt, all In the Money Parent Options), but assuming, without limitation or duplication, the issuance of shares of Parent Common Stock in respect of all Parent Stock Awards, Pre-Funded Warrants, and other outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the Effective Time (assuming cashless exercise), whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Parent Common Stock reserved for issuance other than with respect to outstanding Parent Stock Awards as of immediately prior to the Effective Time and as set forth above). For the avoidance of doubt, no Out of the Money Parent Options shall be included in the total number of shares of Parent Common Stock outstanding for purposes of determining the Parent Outstanding Shares.

•

“Parent Valuation” means (i) if Parent Net Cash is greater than $500,000, the sum of (x) the Parent Equity Value plus (y) the amount by which Parent Net Cash exceeds $500,000, (ii) if Parent Net Cash is between $500,000 and $500,000 below zero dollars, the Parent Equity Value, or (iii) Parent Net Cash is greater than $500,000 below zero dollars, the sum of (x) Parent Equity Value minus (y) the amount by which Parent Target Net Cash is greater than $500,000 below zero dollars.

•	“Post-Closing Parent Shares” means the quotient obtained by dividing the Parent Outstanding Shares by the Parent Allocation Percentage.

Set forth on Schedule I is an illustrative example of Exchange Ratio calculations as of the date of this Agreement.

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self-regulatory organization (including Nasdaq).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Exhibit A

“Intellectual Property” means all intellectual property rights of any kind or nature in any jurisdiction throughout the world, including all of the following: (i) trademarks or service marks (whether registered or unregistered), trade names, domain names, social media user names, social media addresses, logos, slogans, and trade dress, including applications to register any of the foregoing, together with the goodwill symbolized by any of the foregoing; (ii) patents, utility models and any similar or equivalent statutory rights with respect to the protection of inventions, and all applications for any of the foregoing, together with all re-issuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof; (iii) copyrights (registered and unregistered) and applications for registration; (iv) trade secrets and customer lists, in each case to the extent any of the foregoing derive economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from their disclosure or use, and other confidential information (“Confidential Information”); and (v) any other proprietary or intellectual property rights of any kind or nature, to the extent protected by applicable law.

“In the Money Parent Options” shall mean any Parent Options with an exercise price less than or equal to the Parent Closing Price (subject to adjustment to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock).

“Investor Agreement” shall mean any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and any holders of any share of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director designation rights.

“Investor Agreement Termination Consent” shall mean the consent required to terminate the Investor Agreements set forth on Section 5.12 of the Company Disclosure Schedule in accordance with Section 5.12.

“IRS” means the U.S. Internal Revenue Service.

“knowledge” of any party means (i) the actual knowledge of any executive officer of such party or (ii) any fact or matter which any such officer of such party would be expected to discover or otherwise become aware of in the course of conducting a reasonably comprehensive investigation, consistent with such officer’s title and responsibilities, concerning the existence of the relevant matter.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Merger Consideration” means, on a per share basis, the number of shares of Parent Common Stock issuable in exchange for each share of Company Capital Stock, as applicable, in accordance with Section 1.5(a).

“Merger Sub Board” means the board of directors of Merger Sub.

“Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Capital Market or such other Nasdaq market on which shares of Parent Common Stock are then listed.

Exhibit A

“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Parent Common Stock (if any) at a reverse stock split ratio mutually agreed to by Parent and the Company that is effected by Parent (i) for the purpose of maintaining compliance with Nasdaq listing standards or for the combined company to meet the initial listing standards of Nasdaq or (ii) if requested by the Company.

“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its and its Subsidiaries’ normal operations and consistent with its and its Subsidiaries’ past practices and the Ordinary Course of Business of Parent shall also include actions required to effect the Asset Dispositions or effect the winding down of Parent’s prior research and development activities (including the termination of ongoing contractual obligations relating to Parent’s current products or product candidates).

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Out of the Money Parent Options” shall mean Parent Options with an exercise price greater than the Parent Closing Price (subject to adjustment to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock).

“Parent Associate” means any current or former employee, independent contractor, officer or director of Parent or any of its Subsidiaries.

“Parent Balance Sheet” means the unaudited balance sheet of Parent as of September 30, 2025 included in Parent’s Report on Form 10-Q for the quarterly period ended September 30, 2025, as filed with the SEC.

“Parent Board” means the board of directors of Parent.

“Parent Capital Stock” means the Parent Common Stock and the Parent Preferred Stock.

“Parent Change in Circumstance” means a change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry or the consequences thereof, or (B) the fact, in and of itself, that Parent meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Parent or any of its Subsidiaries that occurs or arises after the date of this Agreement.

“Parent Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of Parent, on behalf of Parent and not in his or her personal capacity, certifying Parent Net Cash as of the Anticipated Closing Date.

“Parent Closing Price” means the price per share in an amount equal to (a) the Parent Valuation divided by (b) the Parent Outstanding Shares.

“Parent Common Stock” means the Common Stock, $0.0001 par value per share, of Parent.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1(a) (Organization, Standing and Power), 3.2(a) and (b) (Capital Stock), 3.4 (Authority) and 3.22 (Brokers).

Exhibit A

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent or its Subsidiaries, taken as a whole; provided, however, that any Effect, individually or together with other Effects, arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) general business, political or economic conditions generally affecting the industry in which Parent or any of its Subsidiaries operate, including with respect to the imposition of, or adjustments to, tariffs or other trade restrictions; (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics and related or associated epidemics, disease outbreaks or quarantine restrictions; (c) changes in financial, banking or securities markets; (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP); (e) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition); (f) the failure of Parent to meet internal or analysts’ expectations or projections or the results of operations of Parent (it being understood, however, that any Effect causing or contributing to the failure of Parent to meet internal or analysts’ expectations or projections or the results of operations of Parent may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition); (g) any changes in or affecting clinical trial programs or studies conducted by or on behalf of Parent or its Subsidiaries, including any adverse data, event or outcome arising out of or related to any such programs or studies; (h) the announcement of this Agreement or the pendency of the Contemplated Transactions; (i) the Asset Dispositions; (j) any reduction in the amount of Parent’s Cash and Cash Equivalents as a result of expenditures made by Parent related to wind down activities of Parent associated with the termination of its research and development activities (including the termination of ongoing contractual obligations relating to Parent current products or product candidates); or (k) the taking of any action expressly required to be taken by this Agreement; except, with respect to clauses (a) through (d), to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate, in which case, such Effect shall be taken into account to the extent of such disproportionate effect on Parent and its Subsidiaries.

“Parent Net Cash” means, without duplication, (a) Parent’s Cash and Cash Equivalents as of the Anticipated Closing Date (which shall be calculated after giving effect to the expected payments of any declared Parent Distribution Amounts as well as any amounts intended to be declared and paid as Parent Distribution Amounts), minus (b) Parent’s accounts payable, accrued expenses (including Parent’s unpaid Transaction Expenses, the costs of any tail policy associated with any directors’ and officers’ insurance policy to be bound at the Closing, and forty percent (40%) of all fees and expenses incurred in relation to (i) the printing and filing with the SEC of the Registration Statement and Proxy Statement and any amendments and supplements thereto and paid to a financial printer or the SEC, and (ii) the proxy solicitation firm engaged in connection with the Parent Stockholders’ Meeting), lease termination costs, notice payments, fines or other payments to be made by Parent in order to terminate any existing agreements to which Parent is a party, and any other estimated expenses associated with the wind-down of Parent’s prior research and development activities at or after Closing, actual and estimated costs and expenses incurred in connection with the Asset Dispositions and other bona fide current and long-term liabilities (such liabilities, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP) (with any such liabilities to be resolved by Parent and the Company in good faith), minus (c) any severance or change-in-control or payments (including associated payroll taxes) that become payable by Parent to any director, officer, employee or consultant of Parent or any of its Subsidiaries or other Person in connection with the consummation of the Contemplated Transactions, minus (d) any previously declared and unpaid Parent Distribution Amounts, minus (e) to the extent not collected prior to the Anticipated Closing Date, the employer portion of any payroll, employment or similar Taxes associated with the Parent Distributions.

Exhibit A

“Parent Option” means any option or other right to purchase shares of Parent Common Stock.

“Parent Owned IP” means all Intellectual Property owned by Parent or any of its Subsidiaries in whole or in part.

“Parent Distribution Record Date” means the record date set by the Parent Board for the payment of each Parent Distribution in accordance with Section 213(c) of the DGCL and Parent’s Organizational Documents.

“Parent Preferred Stock” means the Preferred Stock, $0.0001 par value per share, of Parent.

“Personal Information” means any information that alone or in combination with other information can be used to identify an individual.

“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation or shall have made a Parent Board Adverse Recommendation Change; (b) the Parent Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; (c) following the date of this Agreement, Parent shall have entered into any letter of intent or similar document or Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4) in violation of the terms of this Agreement; (d) Parent or any director or officer of Parent shall have willfully and intentionally breached the provisions set forth in Section 4.4 or Section 5.3; or (e) the Parent Board shall have failed to publicly reaffirm the Parent Board Recommendation within ten (10) Business Days after the Company so requests in writing, provided, that the Company may only make such request once every thirty (30) days unless there has been a publicly disclosed change regarding an Acquisition Proposal.

“Party” or “Parties” means, each of or collectively, as applicable, the Company, Merger Sub and Parent.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Person” means any individual, Entity or Governmental Body.

“Potentially Transferable Assets” means all assets, technology and Intellectual Property of Parent as they existed at any time prior to the date of this Agreement.

“Pre-Funded Warrants” means each of the Pre-Funded Warrants to purchase shares of Parent Common Stock issued by Parent on November 15, 2022 to the holders thereof.

“Proxy Statement” means the definitive proxy statement/prospectus to be sent to Parent’s stockholders in connection with the Parent Stockholders’ Meeting.

“Reference Date” means May 26, 2026.

“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Parent Common Stock) to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to some or all holders of Company Capital Stock in the Merger, including all shares of Parent Common Stock to be issued in exchange for all shares of Company Capital Stock in the Merger (including shares of Class A Common Stock issued in the Concurrent Financing), as such registration statement may be amended prior to the time it is declared effective by the SEC.

Exhibit A

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes).

“Subsidiary” means, with respect to a Person, an Entity that such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to twenty percent (20%) in the definition of Acquisition Transaction being treated as references to greater than fifty percent (50%) for these purposes) that: (a) was not obtained or made as a result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the Company or Parent, as applicable, to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions and is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party).

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.

“Tax” means all U.S. federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, occupation, workers’ compensation, premium, real property, personal property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated, escheat, unclaimed property and other taxes, fees, assessments, charges or levies of any kind whatsoever in the nature of tax (whether imposed directly or through withholding and including taxes of any third party in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.

“Tax Proceeding” means any proposed audit, assessment, examination, claim or other controversy or proceeding relating to an amount of Taxes of the Company or any of its Subsidiaries.

“Tax Return” means any return, declaration, report, election, claim for refund, information return, or statement filed or supplied or required to be filed or supplied to any Governmental Body with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof.

“Transaction Expenses” means, with respect to each Party, all fees and expenses incurred by such Party at or prior to the Effective Time in connection with the Contemplated Transactions and this Agreement,

Exhibit A

including (a) any fees and expenses of legal counsel and accountants and the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of such Party; (b) fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto, with the SEC; (c) any fees and expenses in connection with the printing, mailing and distribution of the Proxy Statement and Registration Statement and any amendments and supplements thereto; (d) any fees and expenses payable to Nasdaq; and (e) any fees and expenses of the Rights Agent and the Exchange Agent.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

Exhibit A

EXHIBIT B-1

FORM OF COMPANY STOCKHOLDER SUPPORT AGREEMENT

(see attached)

Exhibit B-1

EXHIBIT B-2

FORM OF PARENT STOCKHOLDER SUPPORT AGREEMENT

(see attached)

Exhibit B-2

EXHIBIT C

FORM OF COMPANY LOCK-UP AGREEMENT

(see attached)

Exhibit C

EXHIBIT D

FORM OF CVR AGREEMENT

(see attached)

Exhibit D

SCHEDULE I

EXCHANGE RATIO

(see attached)

Company Signatories

ANNEX B

May 30, 2026

PERSONAL AND CONFIDENTIAL

The Board of Directors

Rallybio Corporation

234 Church Street

New Haven, Connecticut 06510

Members of the Board of Directors of Rallybio Corporation:

You have requested our opinion as to the fairness, from a financial point of view, to Rallybio Corporation, a Delaware corporation (“Parent”), of the Exchange Ratio (as defined in the Agreement) proposed to be paid by Parent pursuant to the terms of the Agreement and Plan of Merger and Reorganization (the “Agreement”) to be entered into by and among Parent, Farmington Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Avenzo Therapeutics, Inc., a Delaware corporation (the “Company”), which provides, among other things, for the merger of Company with and into Merger Sub with the Company as the surviving entity (the “Merger”), as a result of which the Company will become a wholly-owned subsidiary of Parent.

Pursuant to the Agreement, (a) each outstanding share of common stock of the Company, par value $0.0001 per share (the “Company Common Stock”) other than (i) shares of Company Common Stock held in treasury, (ii) Dissenting Shares (as defined in the Agreement), (iii) shares of Company Common Stock owned by Parent or Merger Sub or any stockholder thereof and (iv) shares of Company Common Stock to be issued in the Concurrent Financing (as defined in the Agreement) will be converted into the right to receive a number of shares of common stock of Parent, par value $0.0001 per share (the “Parent Common Stock”), equal to the Exchange Ratio (as defined in the Agreement); (b) the aggregate number of shares of Company Common Stock issued in the Concurrent Financing will be converted into the Concurrent Financing Merger Shares (as defined in the Agreement), which will be allocated pro rata in accordance with each stockholder’s investment therein ((a) and (b) together, the “Merger Consideration”); and (c) holders of Parent Common Stock prior to the consummation of the Merger will receive (i) contingent value rights relating to the net proceeds received from any disposition or commercialization of certain legacy assets of the Parent (the “Parent Legacy Assets”) occurring within a specified disposition period (the “Parent CVRs”) and (ii) one or more distributions of cash up to the aggregate amount by which Parent Net Cash (as defined in the Agreement) equals or exceeds $0 (together, the “Parent Distributions”). The terms and conditions of the Merger are more fully set forth in the Agreement.

For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and certain other business and financial information relating to Parent;

(ii)	reviewed the historical trading prices and trading activity for the Parent Common Stock;

(iii)	reviewed certain financial and operating data concerning the Company prepared by the management of the Company;

(iv)

reviewed (i) publicly available market capitalization data regarding companies in the biotechnology industry that we believed to be comparable in certain respects to Company; and (ii) publicly available financial terms of certain initial public offerings involving companies in the biotechnology industry that we believed to be comparable in certain respects to the Company;

(v)	participated in discussions with members of the senior management of the Parent and the Company and their respective advisors and representatives;

(vi)	reviewed the Agreement draft, dated as of May 29, 2026, and certain related documents; and

(vii)	performed such other analysis and considered such other factors as we deemed appropriate.

In conducting our review and arriving at our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all information and data that was publicly available or furnished to or otherwise reviewed by or discussed with us. We have further relied upon the assurance of the management of Parent and Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. As you are aware, neither Parent’s nor Company’s management provided us with, and we did not otherwise have access to, financial forecasts regarding Parent’s or Company’s businesses. Accordingly, we did not perform either discounted cash flow analyses with respect to Parent or Company. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Parent or Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Parent or Company. We have been advised that, given that Parent’s assets and liabilities are comprised of Parent Net Cash, which is currently contemplated to be distributed to Parent shareholders prior to the consummation of the Merger in the Parent Distributions, and the Parent Legacy Assets, which are currently contemplated to be disposed, and that Parent is not expected to have any continuing business operations on a standalone basis other than those incidental to Parent’s status as a publicly traded company, the management of Parent has not prepared financial forecasts relating to Parent. Accordingly, we have not performed a financial analysis of Parent, Parent Legacy Assets or Parent CVRs, and we have not ascribed any value to Parent Net Cash, the Parent Legacy Assets or Parent CVRs. We have assumed the value of Parent as directed by you.

For purposes of rendering our opinion, we have assumed that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will not vary materially from the last draft Agreement reviewed by us and that the Merger will be consummated substantially on the terms described in such draft, without any amendment or waiver of material terms or conditions. We have also assumed that all necessary governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining those consents and approvals no costs or restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger. We have relied on the assessments of the Company’s management as to, among other things, the Company’s product pipeline, future products, technology and intellectual property, including the viability of and risks associated therewith.

We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of the Parent and the Company and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We are not in the business of appraising tangible assets and have not made any independent valuation or appraisal of any or all of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of the Parent or the Company, nor have we been furnished with any such valuations or appraisals. In addition, we have not evaluated the solvency of any party to the Agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We were not requested to consider, and our opinion does not address, the Parent’s underlying business decision to enter into the Agreement and pursue the Merger, or the relative merits of the Merger as compared to any alternative business strategies that might exist for the Parent or the effect of any other transaction in which the Parent might engage. We were not requested to consider, and our opinion does not address, the non-financial terms of the Agreement or the Merger, including, without limitation, the structure or form of the Merger, nor were we asked to address the terms of any related transactions to be entered into by the parties, including, without limitation, the Parent Distributions, Parent CVRs and the Concurrent Financing, or the fairness of the Merger or any other term or aspect of the Merger to, or any consideration to be received in connection therewith by, or the impact of the Merger on, the holders of any class of securities, creditors or other constituencies of Parent or any other party. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Parent of the

Exchange Ratio to be paid by Parent pursuant to the terms of the Agreement. Furthermore, we express no opinion with respect to the amount or nature of any compensation to be paid to any officers, directors or employees of any party to the Merger, or any class of such persons, relative to the Merger Consideration or otherwise, or with respect to the fairness of any such compensation.

We, as part of our investment banking business, are customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of securities, private placements and valuations for estate, corporate and other purposes.

We have acted as financial advisor to the Parent in connection with the Merger and will receive a fee for providing this opinion, no portion of which is contingent upon the completion of the Merger. In addition, the Parent has agreed to indemnify us against certain liabilities arising out of our engagement. We previously provided a fairness opinion to Parent in connection with a contemplated business combination transaction, which was subsequently abandoned, for which we received a fee. We have not otherwise had a material relationship with, nor otherwise received fees from, the Parent or any other party to the Merger during the two years preceding the date hereof, other than our provision of ordinary course equity research coverage of Parent during this period.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Parent or the proposed Merger and other participants in the Merger that differ from the views of our investment banking personnel.

In the ordinary course of our trading, brokerage, investment management and financing activities, we or our affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities of parties to the Merger or other companies or any currency that may be involved in the Merger. In the future, we may maintain other relationships with, and provide advisory and other services to the Company, Parent and their respective affiliates, and may receive fees for providing such services.

This opinion is given at the request of, and is intended for the benefit and use of, the Board of Directors of the Parent in connection with its consideration of the Merger, and it is not intended to be and does not constitute a recommendation to any shareholder of the Parent as to how such shareholder should vote or act on any matter relating to the Merger. This opinion shall not be used for any other purpose, and may not be disseminated, reproduced, quoted from or referred to at any time, without our prior written approval; provided, that this opinion may be included in its entirety in any proxy statement, information statement or solicitation/recommendation statement on Schedule 14d-9 required to be delivered to the Parent’s stockholders in connection with the Merger, and provided further that we shall have a reasonable opportunity to review, comment on and approve any summary of or reference to this opinion contained in such statements in advance of any such delivery.

The issuance of this opinion was approved by our fairness opinion review committee.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio to be paid by Parent pursuant to the terms of the Agreement is fair, from a financial point of view, to Parent.

Very truly yours,

/s/ Citizens JMP Securities, LLC

CITIZENS JMP SECURITIES, LLC

ANNEX C

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (THIS “AGREEMENT”) is made as of May 31, 2026, by and between AVENZO THERAPEUTICS, INC., a Delaware corporation (“Company”), and the Person set forth on Schedule A hereto (the “Stockholder”).

WHEREAS, as of the date hereof, the Stockholder is the holder of the number of shares of common stock, par value $0.0001 per share (“Common Stock”) and preferred stock, par value $0.0001 per share (“Preferred Stock” and collectively with the Common Stock, the “Parent Shares”), of RALLYBIO CORPORATION, a Delaware corporation (the “Parent”), set forth opposite the Stockholder’s name on Schedule A (all Parent Shares owned by the Stockholder, or hereafter issued to or otherwise acquired, whether beneficially or of record, or owned by the Stockholder prior to the termination of this Agreement, as well as shares set forth on Schedule A, being referred to herein as the “Subject Shares”);

WHEREAS, the Company, Parent and FARMINGTON MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that the Stockholder, and as an inducement and in consideration therefor, the Stockholder (in the Stockholder’s capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT; GRANT OF PROXY

The Stockholder hereby covenants and agrees that:

1.1. Voting of Subject Shares. From and after the date hereof, at every meeting of the holders of Parent Shares (the “Parent Stockholders”), however called, and at every adjournment or postponement thereof (or pursuant to a written consent if the Parent Stockholders act by written consent in lieu of a meeting), the Stockholder shall, or shall cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote or cause to be voted the Subject Shares (a) in favor of approving the Contemplated Transactions, including the Parent Stockholder Matters, the Authorized Share Increase Proposal and the other actions contemplated by the Merger Agreement, (b) against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Merger, and (c) against any Acquisition Proposal. Except as permitted under clauses (A) through (K) of Section 1.2 below, the Stockholder shall retain at all times the right to vote the Subject Shares in the Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 1.1 that are at any time or from time to time presented for consideration to the Parent Stockholders.

1.2. No Inconsistent Arrangements. Except as provided hereunder or under the Merger Agreement, prior to the Effective Time, the Stockholder shall not, directly or indirectly, (a) create any Encumbrance other than restrictions imposed by Law or pursuant to this Agreement on any Subject Shares; (b) transfer, sell, assign, gift or otherwise dispose of (collectively, “Transfer”), or enter into any contract with respect to any Transfer of, the Subject Shares or any interest therein; (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares; (d) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares; or (e) take any action that, to the knowledge of the Stockholder, would make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect or have the effect of preventing the Stockholder from performing the Stockholder’s obligations hereunder. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, the Stockholder may (A) Transfer the Subject Shares as a bona fide charitable contribution, gift or donation; (B) Transfer the Subject Shares to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder; (C) Transfer the Subject Shares by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the Stockholder; (D) Transfer the Subject Shares to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act), current or former partners (general or limited), members or managers of the Stockholder, as applicable, or to the estates of any such stockholders, affiliates, partners, members or managers, or to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the Stockholder; (E) make Transfers that occur by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement; (F) make Transfers not involving a change in beneficial ownership; (G) if the Stockholder is a trust, Transfer Subject Shares to any beneficiary of the Stockholder or the estate of any such beneficiary; (H) exercise an option to purchase Parent Shares or settle an equity award (including a net or cashless exercise of such option); (I) Transfer Parent Shares to the Parent to cover tax withholding obligations of the Stockholder in connection with the vesting, settlement or exercise of any options or other equity awards, as applicable, provided that in each case, the underlying Parent Shares shall continue to be subject to the restrictions on transfer set forth in this Agreement; (J) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Parent Shares; and (K) Transfer Parent Shares to the Parent pursuant to arrangements under which the Parent has the option to repurchase such Parent Shares; provided that, with respect to clauses (A) through (G) above, the transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Stockholder or the transferee provides Company with a copy of such agreement promptly upon consummation of any such Transfer; provided, further that with respect to clauses (A) through (C) and (E) through (G) above, no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such Transfer (other than filings made in respect of involuntary Transfers); provided that reasonable notice shall be provided to Company prior to any such filing and that the underlying Parent Shares shall continue to be subject to the restrictions on Transfer set forth in this Agreement. For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

1.3. Documentation and Information. The Stockholder shall permit and hereby authorizes the Company and Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that the Company or Parent reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, the Stockholder’s identity and ownership of the Subject Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. The Parent is an intended third-party beneficiary of this Section 1.3.

1.4. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to the Subject Shares. The Stockholder hereby irrevocably appoints Company as attorney-in-fact and proxy for and on behalf of the Stockholder, for and in the name, place and stead of the Stockholder, to: (a) attend any and all meetings of the Parent Stockholders, (b) vote, express consent or dissent or issue instructions to the record holder to vote the Subject Shares in accordance with the provisions of Section 1.1 at any and all meetings of the Parent Stockholders or in connection with any action sought to be taken by written consent of the Parent Stockholders without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 1.1, all written consents with respect to the Subject Shares at any and all meetings of the Parent Stockholders or in connection with any action sought to be taken by written consent of the Parent Stockholders without a meeting. Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) until the termination of this Agreement and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 4.2. The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Parent. The Stockholder hereby affirms that the proxy set forth in this Section 1.4 is given in connection with and granted in consideration of and as an inducement to the Company to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1.1. The proxy set forth in this Section 1.4 is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 4.2. With respect to any Subject Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder (other than shares beneficially owned by the Stockholder that are held in the name of a bank, broker or nominee), the Stockholder shall take all action necessary to cause the record holder of such Subject Shares to grant the irrevocable proxy and take all other actions provided for in this Section 1.4 with respect to such Subject Shares.

1.5. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in Company any direct or indirect ownership or incidents of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares will remain and belong to the Stockholder, and Company will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Parent or exercise any power or authority to direct the Stockholder in the voting of any of the Subject Shares, except as otherwise expressly provided herein with respect to the Subject Shares and except as otherwise expressly provided in the Merger Agreement.

1.6. Waivers. In connection with the Contemplated Transactions, the Stockholder hereby expressly agrees that the Stockholder will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Body, which (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (b) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by Parent Board, breaches any fiduciary duty of the Parent Board or any member thereof; provided that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of the Parent.

1.7. No Solicitation of Transactions. The Stockholder hereby agrees that, during the Pre- Closing Period, the Stockholder shall not, directly or indirectly: (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (b) furnish any non-public information regarding the Parent to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (c) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 1.7) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (d) approve, endorse or recommend any Acquisition Proposal; (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (f) publicly propose to do any of the foregoing; provided, however, that the foregoing restrictions in this Section 1.7 shall only apply to the Stockholder in the Stockholder’s capacity as a holder of Parent Shares and not, for the avoidance of doubt, in the Stockholder’s capacity as a director or officer (if applicable) of the Parent, whose activities with respect to any Acquisition Proposal or Acquisition Inquiry shall be governed by the Merger Agreement. The Stockholder hereby represents and warrants that the Stockholder has read Section 4.4 (Parent Non-Solicitation) of the Merger Agreement and agrees not to engage in any actions prohibited thereby.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to Company that:

2.1. Organization; Authorization; Binding Agreement. The Stockholder, if not a natural person, is duly incorporated or organized, as applicable, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. The Stockholder has full legal capacity and power, right and authority to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder, and constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions.

2.2. Ownership of Subject Shares; Total Shares. The Stockholder is the record or beneficial owner of the Subject Shares and has good and marketable title to the Subject Shares free and clear of any Encumbrances (including any restriction on the right to vote or otherwise transfer the Subject Shares), except (a) as provided hereunder, (b) pursuant to any applicable restrictions on transfer under the Securities Act, (c) subject to any risk of forfeiture or repurchase rights of the Parent with respect to any Parent Shares granted to the Stockholder under an employee benefit plan of Parent and (d) as provided in the certificate of incorporation or bylaws of the Parent. The Subject Shares listed on Schedule A opposite the Stockholder’s name constitute all of the Parent Shares owned by the Stockholder as of the date hereof. Except pursuant to the Parent’s certificate of incorporation, bylaws and the right of the Parent to purchase or acquire any Parent Shares pursuant to an employee benefit plan of the Parent, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares. For purposes of this Agreement “Beneficial Ownership” shall be interpreted as defined in Rule 13d-3 under the Exchange Act; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities that may be acquired by such Person pursuant to any Contract or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

2.3. Voting Power. The Stockholder has full voting power, with respect to the Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Subject Shares. None of the Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares, except as provided hereunder.

2.4. Reliance. The Stockholder has had the opportunity to review the Merger Agreement, and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the transactions contemplated by the Merger Agreement. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives. The Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the transactions contemplated by the Merger Agreement. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.5. Absence of Litigation. With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

2.6. Non-Contravention. The execution and delivery of this Agreement by the Stockholder and the performance of the transactions contemplated by this Agreement by the Stockholder does not and will not violate, conflict with, or result in a breach of: (a) the organizational documents of such Stockholder, (b) any applicable Law or any injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Body to which the Stockholder is subject, or (c) any Contract to which the Stockholder is a party or is bound or to which the Subject Shares are subject, such that it could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company represents and warrants to the Stockholder that:

3.1. Organization; Authorization. Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The consummation of the transactions contemplated hereby is within Company’s corporate powers and has been duly authorized by all necessary corporate actions on the part of Company. Company has full power and authority to execute, deliver and perform this Agreement.

3.2. Binding Agreement. This Agreement has been duly authorized, executed and delivered by Company and constitutes a valid and binding obligation of Company enforceable against Company in accordance with its terms, subject to the Enforceability Exceptions.

ARTICLE IV

MISCELLANEOUS

4.1. Notices. All notices, requests and other communications to either party hereunder shall be in writing (including electronic mail) and shall be given, (a) if to Company, in accordance with the provisions of the Merger Agreement and (b) if to the Stockholder, to the Stockholder’s address or electronic mail address set forth on a signature page hereto, or to such other address or electronic mail address as the Stockholder may hereafter specify in writing to Company.

4.2. Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, and (c) the amendment of the Merger Agreement, without the prior written consent of the Stockholder, in a manner that affects the economics or material terms of the Merger Agreement in a manner that is adverse to the Stockholder. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 4.2 shall relieve either party from liability for any breach of this Agreement prior to termination hereof, and (ii) the provisions of this Article IV shall survive any termination of this Agreement.

4.3. Confidentiality. Except to the extent required by applicable Law, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Company has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information (a) to its attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided such representatives are subject to confidentiality obligations at least as restrictive as those contained herein), and (b) to any Affiliate, partner, member, stockholder, parent or subsidiary of the Stockholder, provided in each case that the Stockholder informs the Person receiving the information that such information is confidential and such Person agrees in writing to abide by the terms of this Section 4.3. Neither the Stockholder nor any of its Affiliates (other than the Parent, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable. The Parent is an intended third-party beneficiary of this Section 4.3.

4.4. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

4.5. Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as set forth in Section 1.3 and Section 4.3, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto, except that Company may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that such transfer or assignment shall not relieve Company of any of its obligations hereunder; provided however that the Stockholder may transfer the Parent Shares to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act), current or former partners (general or limited), members or managers of the Stockholder, so long as the transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Stockholder or the transferee provides Company with a copy of such Agreement promptly upon consummation of any such transfer.

4.6. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement, each party hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware (the “Delaware Courts”); (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 4.6; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party hereto; (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 4.1 of this Agreement; and (f) irrevocably and unconditionally waives the right to trial by jury.

4.7. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

4.8. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

4.9. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

4.10. Specific Performance. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties hereto waives any bond, surety or other security that might be required of any other party with respect thereto.

4.11. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Articles,” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Schedules to this Agreement, respectively.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

4.12. Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to perform their respective obligations as expressly set forth under this Agreement.

4.13. No Legal Actions. Each Stockholder will not in its capacity as a Stockholder of Parent bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Parent Board, constitutes a breach of any fiduciary duty of the Parent Board or any member thereof.

4.14. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood the Merger Agreement, this Agreement and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Contemplated

Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives. The Stockholder understands that such Stockholder (and not Parent, or the Company) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Contemplated Transactions. The Stockholder understands and acknowledges that Parent, the Company and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

4.15. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

4.16. Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a holder of Parent Shares, and not in the Stockholder’s capacity as a director, officer or employee of the Parent or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Parent in the exercise of his or her fiduciary duties as a director or officer of the Parent or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of the Parent or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

4.17. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Parent Board has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Parent’s organizational documents, the Merger, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

AVENZO THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER

(Print Name of Stockholder)

(Signature)

(Name and Title of Signatory, if Signing on Behalf of an Entity)

Address for Notices:

Email:____________________________________________

[Signature Page to Parent Support Agreement]

Schedule A

Name of Stockholder	No. Shares
[●]	[●]

ANNEX D

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (THIS “AGREEMENT”) is made as of May 31, 2026, by and between RALLYBIO CORPORATION, a Delaware corporation (“Parent”), and the [Person] set forth on Schedule A hereto (the “Stockholder”).

WHEREAS, as of the date hereof, the Stockholder is the holder of the number of shares of class A common stock, par value $0.0001 per share (“Common Stock”) and preferred stock, par value $0.0001 per share (“Preferred Stock” and collectively with the Common Stock, the “Company Shares”), of AVENZO THERAPEUTICS, INC., a Delaware corporation (the “Company”), set forth opposite the Stockholder’s name on Schedule A (all Company Shares owned by the Stockholder, or hereafter issued to or otherwise acquired, whether beneficially or of record, or owned by the Stockholder prior to the termination of this Agreement, as well as shares set forth on Schedule A, being referred to herein as the “Subject Shares”);

WHEREAS, the Company, Parent and Farmington Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that the Stockholder, and as an inducement and in consideration therefor, the Stockholder (in the Stockholder’s capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT; GRANT OF PROXY

The Stockholder hereby covenants and agrees that:

1.1. Voting of Subject Shares. From and after the date hereof, at every meeting of the holders of Company Shares (the “Company Stockholders”), however called, and at every adjournment or postponement thereof (or pursuant to a written consent if the Company Stockholders act by written consent in lieu of a meeting), the Stockholder shall, or shall cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote or cause to be voted the Subject Shares (a) in favor of adopting the Merger Agreement and approving the Merger, the other Contemplated Transactions, the Company Stockholder Matters, and the other actions contemplated by the Merger Agreement, (b) against approval of any proposal made in opposition to, or in competition with, the Merger Agreement or the consummation of the Merger, and (c) against any Acquisition Proposal. Except as permitted under clauses (A) through (K) of Section 1.2 below, the Stockholder shall retain at all times the right to vote the Subject Shares in the Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 1.1 that are at any time or from time to time presented for consideration to the Company Stockholders.

1.2. No Inconsistent Arrangements. Except as provided hereunder or under the Merger Agreement, prior to the Effective Time, the Stockholder shall not, directly or indirectly, (a) create any Encumbrance other than restrictions imposed by Law or pursuant to this Agreement on any Subject Shares; (b) transfer, sell, assign, gift or otherwise dispose of (collectively, “Transfer”), or enter into any contract with respect to any Transfer of, the Subject Shares or any interest therein; (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares; (d) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares; or (e) take any action that, to the knowledge of the Stockholder, would make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect or have the effect of preventing the Stockholder from performing the Stockholder’s obligations hereunder. Any action taken in violation of the foregoing sentence shall be null and void ab initio. Notwithstanding the foregoing, the Stockholder may (A) Transfer the Subject Shares as a bona fide charitable contribution, gift or donation; (B) Transfer the Subject Shares to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder; (C) Transfer the Subject Shares by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the Stockholder; (D) Transfer the Subject Shares to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act), current or former partners (general or limited), members or managers of the Stockholder, as applicable, or to the estates of any such stockholders, affiliates, partners, members or managers, or to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the Stockholder; (E) make Transfers that occur by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement; (F) make Transfers not involving a change in beneficial ownership; (G) if the Stockholder is a trust, Transfer Subject Shares to any beneficiary of the Stockholder or the estate of any such beneficiary; (H) exercise an option to purchase Company Shares or settle an equity award (including a net or cashless exercise of such option ); (I) Transfer Company Shares to the Company to cover tax withholding obligations of the Stockholder in connection with the vesting, settlement or exercise of any options, or other equity awards, as applicable, provided that in each case, the underlying Company Shares shall continue to be subject to the restrictions on transfer set forth in this Agreement; (J) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Company Shares; and (K) Transfer Company Shares to the Company pursuant to arrangements under which the Company has the option to repurchase such Company Shares; provided that, with respect to clauses (A) through (G) above, the transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Stockholder or the transferee provides Parent with a copy of such agreement promptly upon consummation of any such Transfer; provided, further that with respect to clauses (A) through (C) and (E) through (G) above, no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such Transfer (other than filings made in respect of involuntary Transfers); provided that reasonable notice shall be provided to Parent prior to any such filing and that the underlying Company Shares shall continue to be subject to the restrictions on Transfer set forth in this Agreement. For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

1.3. Documentation and Information. The Stockholder shall permit and hereby authorizes the Company and Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that the Company or Parent reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, the Stockholder’s identity and ownership of the Subject Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. The Company is an intended third-party beneficiary of this Section 1.3.

1.4. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to the Subject Shares. The Stockholder hereby irrevocably appoints Parent as attorney-in-fact and proxy for and on behalf of the Stockholder, for and in the name, place and stead of the Stockholder, to: (a) attend any and all meetings of the Company Stockholders, (b) vote, express consent or dissent or issue instructions to the record holder to vote the Subject Shares in accordance with the provisions of Section 1.1 at any and all meetings of the Company Stockholders or in connection with any action sought to be taken by written consent of the Company Stockholders without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 1.1, all written consents with respect to the Subject Shares at any and all meetings of the Company Stockholders or in connection with any action sought to be taken by written consent of the Company Stockholders without a meeting. Parent agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) until the termination of this Agreement and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 4.2. The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Company. The Stockholder hereby affirms that the proxy set forth in this Section 1.4 is given in connection with and granted in consideration of and as an inducement to Parent, the Company to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1.1. The proxy set forth in this Section 1.4 is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 4.2. With respect to any Subject Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder (other than shares beneficially owned by the Stockholder that are held in the name of a bank, broker or nominee), the Stockholder shall take all action necessary to cause the record holder of such Subject Shares to grant the irrevocable proxy and take all other actions provided for in this Section 1.4 with respect to such Subject Shares.

1.5. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in Parent any direct or indirect ownership or incidents of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares will remain and belong to the Stockholder, and Parent will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholder in the voting of any of the Subject Shares, except as otherwise expressly provided herein with respect to the Subject Shares and except as otherwise expressly provided in the Merger Agreement.

1.6. No Exercise of Appraisal Rights; Waivers. In connection with the Contemplated Transactions, the Stockholder hereby expressly (a) waives, to the extent permitted under applicable Law, any and all rights under Section 262 of the Delaware General Corporation Law, a copy of which is attached hereto as Appendix I, with respect to any Subject Shares and any and all rights under any other applicable Law granting the Stockholder the right to have any Subject Shares appraised in connection with the Contemplated Transactions or to otherwise dissent from the Contemplated Transactions, (b) agrees that the Stockholder will not, under any circumstances in connection with the Contemplated Transactions, exercise any dissenters’ or appraisal rights in respect of any Subject Shares, and (c) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Body, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by Company Board, breaches any fiduciary duty of the Company Board or any member thereof; provided that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of the Company.

1.7. No Solicitation of Transactions. The Stockholder hereby agrees that, during the Pre Closing Period, the Stockholder shall not, directly or indirectly: (a) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (b) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (c) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 1.7) or negotiations with any Person with respect to any Acquisition

Proposal or Acquisition Inquiry; (d) approve, endorse or recommend any Acquisition Proposal; (e) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (f) publicly propose to do any of the foregoing; provided, however, that the foregoing restrictions in this Section 1.7 shall only apply to the Stockholder in the Stockholder’s capacity as a holder of Company Shares and not, for the avoidance of doubt, in the Stockholder’s capacity as a director or officer (if applicable) of the Company, whose activities with respect to any Acquisition Proposal or Acquisition Inquiry shall be governed by the Merger Agreement. The Stockholder hereby represents and warrants that the Stockholder has read Section 4.5 (Company Non-Solicitation) of the Merger Agreement and agrees not to engage in any actions prohibited thereby.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to Parent that:

2.1. Organization; Authorization; Binding Agreement. The Stockholder, if not a natural person, is duly incorporated or organized, as applicable, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. The Stockholder has full legal capacity and power, right and authority to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder, and constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions.

2.2. Ownership of Subject Shares; Total Shares. The Stockholder is the record or beneficial owner of the Subject Shares and has good and marketable title to the Subject Shares free and clear of any Encumbrances (including any restriction on the right to vote or otherwise transfer the Subject Shares), except (a) as provided hereunder, (b) pursuant to any applicable restrictions on transfer under the Securities Act, (c) subject to any risk of forfeiture or repurchase rights of the Company with respect to any Company Shares granted to the Stockholder under an employee benefit plan of Company and (d) as provided in the certificate of incorporation or bylaws of the Company or that certain Investors’ Rights Agreement, dated as of August 22, 2025, by and among the Company and certain stockholders of the Company, that certain Right of First Refusal and Co-Sale Agreement, dated August 22, 2025, by and among the Company and certain stockholders of the Company, and that certain Voting Agreement, dated as of August 22, 2025, by and among the Company and certain stockholders of the Company (the “Voting Agreement”). The Subject Shares listed on Schedule A opposite the Stockholder’s name constitute all of the Company Shares owned by the Stockholder as of the date hereof. Except pursuant to the Company’s certificate of incorporation, bylaws and the right of the Company to purchase or acquire any Company Shares pursuant to an employee benefit plan of the Company, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares. For purposes of this Agreement “Beneficial Ownership” shall be interpreted as defined in Rule 13d-3 under the Exchange Act; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities that may be acquired by such Person pursuant to any Contract or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

2.3. Voting Power. The Stockholder has full voting power, with respect to the Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Subject Shares. None of the Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares, except as provided in the Voting Agreement and as provided hereunder.

2.4. Reliance. The Stockholder has had the opportunity to review the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to the Company Stockholders, and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the transactions contemplated by the Merger Agreement. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives. The Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the transactions contemplated by the Merger Agreement. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.5. Absence of Litigation. With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

2.6. Non-Contravention. The execution and delivery of this Agreement by the Stockholder and the performance of the transactions contemplated by this Agreement by the Stockholder does not and will not violate, conflict with, or result in a breach of: (a) the organizational documents of such Stockholder, (b) any applicable Law or any injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Body to which the Stockholder is subject, or (c) any Contract to which the Stockholder is a party or is bound or to which the Subject Shares are subject, such that it could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Stockholder that:

3.1. Organization; Authorization. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The consummation of the transactions contemplated hereby is within Parent’s corporate powers and has been duly authorized by all necessary corporate actions on the part of Parent. Parent has full power and authority to execute, deliver and perform this Agreement.

3.2. Binding Agreement. This Agreement has been duly authorized, executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.

ARTICLE IV

MISCELLANEOUS

4.1. Notices. All notices, requests and other communications to either party hereunder shall be in writing (including electronic mail) and shall be given, (a) if to Parent, in accordance with the provisions of the Merger Agreement and (b) if to the Stockholder, to the Stockholder’s address or electronic mail address set forth on a signature page hereto, or to such other address or electronic mail address as the Stockholder may hereafter specify in writing to Parent.

4.2. Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, and (c) the amendment of the Merger Agreement, without the prior written consent of the Stockholder, in a manner that affects the economics or material terms of the Merger Agreement in a manner that is adverse to the Stockholder. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 4.2 shall relieve either party from liability for any breach of this Agreement prior to termination hereof, and (ii) the provisions of this Article IV shall survive any termination of this Agreement.

4.3. Confidentiality. Except to the extent required by applicable Law, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Parent has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information (a) to its attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided such representatives are subject to confidentiality obligations at least as restrictive as those contained herein), and (b) to any Affiliate, partner, member, stockholder, parent or subsidiary of the Stockholder, provided in each case that the Stockholder informs the Person receiving the information that such information is confidential and such Person agrees in writing to abide by the terms of this Section 4.3. Neither the Stockholder nor any of its Affiliates (other than the Company, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable. The Company is an intended third-party beneficiary of this Section 4.3.

4.4. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

4.5. Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as set forth in Section 1.3 and Section 4.3, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto, except that Parent may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that such transfer or assignment shall not relieve Parent of any of its obligations hereunder; provided however that the Stockholder may transfer the Company Shares to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act), current or former partners (general or limited), members or managers of the Stockholder, so long as the transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Stockholder or the transferee provides Parent with a copy of such Agreement promptly upon consummation of any such transfer.

4.6. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement, each party hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the

extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware (the “Delaware Courts”); (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 4.6; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party hereto; (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 4.1 of this Agreement; and (f) irrevocably and unconditionally waives the right to trial by jury.

4.7. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

4.8. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

4.9. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

4.10. Specific Performance. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties hereto waives any bond, surety or other security that might be required of any other party with respect thereto.

4.11. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Articles,” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Schedules to this Agreement, respectively.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

4.12. Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to perform their respective obligations as expressly set forth under this Agreement.

4.13. No Legal Actions. Each Stockholder will not in its capacity as a Stockholder of the Company bring, commence, institute, maintain, prosecute or voluntarily aid any Legal Proceeding which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement and the Contemplated Transactions by the Company Board, constitutes a breach of any fiduciary duty of the Company Board or any member thereof.

4.14. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (i) it has read and fully understood the Merger Agreement, including the provisions relating to the payment and allocation of the consideration to be paid to Stockholders of the Company as well as holders of Company Options, this Agreement and the implications and consequences thereof; (ii) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (iii) it is fully aware of the legal and binding effect of this Agreement. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives. The Stockholder understands that such Stockholder (and not Parent, or the Company) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Contemplated Transactions. The Stockholder understands and acknowledges that Parent, the Company and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

4.15. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

4.16. Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a holder of Company Shares, and not in the Stockholder’s capacity as a director, officer or employee of the Company or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the exercise of his or her fiduciary duties as a director or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

4.17. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company’s organizational documents, the Merger, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

RALLYBIO CORPORATION

By:
Name:
Title:

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER

(Print Name of Stockholder)

(Signature)

(Name and Title of Signatory, if Signing on Behalf of an Entity)

Address for Notices:

Email:____________________________________________

[Signature Page to Company Support Agreement]

Schedule A

Name of Stockholder	No. Shares
[●]	[	● ]

Appendix I

§ 262. Appraisal rights [For application of this section, see § 17; 82 Del. Laws, c. 45, § 23; 82 Del. Laws, c. 256, § 24; and 83 Del. Laws, c. 377, § 22].

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

ANNEX E

Lock-Up Agreement

May 31, 2026

Ladies and Gentlemen:

The undersigned (the “Stockholder”) understands that: (i) RALLYBIO CORPORATION., a Delaware corporation (“Parent”), has entered into an Agreement and Plan of Merger and Reorganization, dated as of May 31, 2026 (the “Merger Agreement”), with AVENZO THERAPEUTICS, INC., a Delaware corporation (the “Company”), and FARMINGTON MERGER SUB, INC. a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which at the effective time (the “Effective Time”), Merger Sub will be merged with and into the Company (the “Merger”) and the separate corporate existence of Merger Sub shall cease and the Company will continue as the surviving corporation; and (ii) in connection with the Merger, the stockholders of the Company will receive shares of common stock, par value $0.0001 per share, of Parent (“Parent Common Stock”). Annex A sets forth definitions for certain capitalized terms used in this agreement that are not defined in the body of this agreement. Those definitions are a part of this agreement. Other capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a material inducement to the willingness of each of the parties to enter into the Merger Agreement and to consummate the Contemplated Transactions, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Stockholder hereby agrees that the Stockholder will not, subject to the exceptions set forth in this letter agreement, during the period commencing upon the Effective Time and ending on the date that is 180 days after the Effective Time (the “Restricted Period”), (a) Sell or Offer to Sell, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock, including without limitation, Parent Common Stock or such other securities which may be deemed to be beneficially owned by the Stockholder or such Stockholder’s Family Member, in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and securities of Parent which may be issued upon exercise or settlement of a stock option or other equity award (collectively, “Shares”), (b) enter into any Swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares, regardless of whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Parent Common Stock or such other securities, in cash or otherwise, (c) make any demand for or exercise any right with respect to the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for Parent Common Stock, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to such registration or (d) publicly announce any intention to do any of the foregoing, in each case other than:

(i) transfers of Shares as bona fide charitable contributions, gifts or donations;

(ii) transfers or dispositions of Shares to any Family Member or any trust for the direct or indirect benefit of the Stockholder and/or the Family Member of the Stockholder;

(iii) transfers or dispositions of Shares by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the Immediate family of the Stockholder;

(iv) transfers of Shares to stockholders, direct or indirect Affiliates, current or former partners (general or limited), members or managers of the Stockholder, as applicable, or to the estates of any such stockholders, Affiliates, partners, members or managers, or to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the Stockholder;

(v) transfers that occur by operation of law pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of a marriage or civil union;

(vi) transfers or dispositions not involving a change in beneficial ownership;

(vii) if the Stockholder is a trust, transfers or dispositions to any beneficiary of the Stockholder or the estate of any such beneficiary;

(viii) transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the Parent’s capital stock involving a change of control of the Parent, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Shares shall remain subject to the restrictions contained in this letter agreement;

(ix) transfers of Parent Common Stock, if any, issued in connection with the Concurrent Financing;

provided, that in each case of clauses (i)-(vii), (a) other than with respect to clauses (i), (iii), (iv), (v) and (vii), no filing by any party (including any donor, donee, transferor or transferee, distributor or distributee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than filings made in respect of involuntary transfers or dispositions or a filing on a Form 5 made after the expiration of the Restricted Period), (b) other than with respect to clause (iv), any such transfer or distribution shall not involve a disposition for value, and (c) the transferee or donee agrees in writing to be bound by the terms and conditions of this letter agreement and either the Stockholder or the transferee or donee provides Parent with a copy of such agreement promptly upon consummation of any such transfer.

Notwithstanding the restrictions imposed by this letter agreement, the Stockholder may (a) exercise or settle an option to purchase Shares or other equity award (including a net or cashless exercise of such option) and provided further, that the underlying Shares shall continue to be subject to the restrictions on transfer set forth in this letter agreement, (b) transfer Shares to Parent to cover tax withholding obligations of the Stockholder in connection with the vesting, settlement or exercise of such options or other equity awards, as applicable, (c) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act (“10b5-1 Plan”) for the transfer of Shares, provided that such plan does not provide for any transfers of Shares during the Restricted Period and, provided further, that, no filing under the Exchange Act or other public announcement shall be made voluntarily in connection with the establishment of such a plan, (d) transfer Shares to Parent pursuant to arrangements under which Parent has the option to repurchase such Shares, or (e) transfer or dispose of Shares acquired on the open market following the Effective Time.

Any attempted transfer in violation of this letter agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this letter agreement, and will not be recorded on the share register of Parent. To ensure compliance with the restrictions referred to herein, the Stockholder agrees that Parent and any duly appointed transfer agent may issue appropriate “stop transfer” certificates or instructions. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents or instruments evidencing ownership of the Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The Stockholder hereby represents and warrants that the Stockholder has full power and authority to enter into this letter agreement. All authority conferred or agreed to be conferred and any obligations of the Stockholder under this letter agreement will be binding upon the successors, assigns, heirs or personal representatives of the Stockholder.

In the event that any holder of Parent’s securities that is subject to a substantially similar agreement entered into by such holder, other than the Stockholder, is granted a release or waiver of the foregoing restrictions by Parent with respect to any shares of Parent Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Parent Common

Stock held by the Stockholder shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Parent, to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders’ shares of Parent Common Stock in an aggregate amount in excess of 1% of the number of shares of Parent Common Stock outstanding immediately following the Effective Time; provided further that if the Stockholder is an executive officer or director of Parent and such release or waiver was conducted solely for the purpose of meeting Nasdaq’s initial listing standards, then such Stockholder shall not be entitled to such Pro-Rata Release.

Upon the release of any Shares from this letter agreement, Parent will cooperate with the Stockholder to facilitate the timely preparation and delivery of certificates or the establishment of book entry positions at the Parent’s transfer agent representing the Shares without the restrictive legend above and the withdrawal of any stop transfer instructions at the Parent’s transfer agent.

The Stockholder understands that each of Parent and the Company is relying upon this letter agreement in proceeding toward consummation of the Merger. The Stockholder further understands that this letter agreement is irrevocable and is binding upon the Stockholder’s heirs, legal representatives, successors and assigns.

This letter agreement and any claim, controversy or dispute arising under or related to this letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof.

The Stockholder understands that if the Merger Agreement is terminated in accordance with its terms, the Stockholder will be released from all obligations under this letter agreement.

The undersigned hereby represents that the undersigned has full power, capacity and authority to enter into this agreement. This letter agreement may be executed by electronic (i.e., PDF) transmission, which is deemed an original.

[Signature Page Follows]

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):

By:

Name:

Title:

[SIGNATURE PAGE TO LOCK-UP AGREEMENT]

Certain Defined Terms

Used in Lock-up Agreement

For purposes of the agreement to which this Annex A is attached and of which it is made a part:

•	“Affiliate” shall have the meaning set forth in Rule 405 under the Securities Act.

•	“Call Equivalent Position” shall have the meaning set forth in Rule 16a-1(b) under the Exchange Act.

•	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

•

“Family Member” shall mean the spouse of the undersigned, an immediate family member of the undersigned or an immediate family member of the undersigned’s spouse, in each case living in the undersigned’s household or whose principal residence is the undersigned’s household (regardless of whether such spouse or family member may at the time be living elsewhere due to educational activities, health care treatment, military service, temporary internship or employment or otherwise). “Immediate family member” as used above shall have the meaning set forth in Rule 16a-1(e) under the Exchange Act.

•	“Immediate Family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

•	Put Equivalent Position” shall have the meaning set forth in Rule 16a-1(h) under the Exchange Act.

•	“Securities Act” shall mean the Securities Act of 1933, as amended.

•	“Sell or Offer to Sell” shall mean to:

–	sell, offer to sell, contract to sell or lend,

–	effect any short sale or establish or increase a Put Equivalent Position or liquidate or decrease any Call Equivalent Position,

–	pledge, hypothecate or grant any security interest in, or

–	in any other way transfer or dispose of,

in each case whether effected directly or indirectly.

•

“Swap” shall mean any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Shares, regardless of whether any such transaction is to be settled in securities, in cash or otherwise.

Capitalized terms not defined in this Annex A shall have the meanings given to them in the body of this agreement.

ANNEX F

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [•] (the “Effective Date”), is entered into by and between Rallybio Corporation, a Delaware corporation (“Rallybio”), and [•], a [•], as Rights Agent (as defined herein).

RECITALS

A. Rallybio, Farmington Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Rallybio (“Merger Sub”) and Avenzo Therapeutics, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger and Reorganization, dated as of May 31, 2026 (as it may be amended, supplemented or otherwise modified from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Rallybio.

B. Pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, Rallybio has agreed to provide to the Holders (as defined herein) certain contingent value rights as hereinafter described.

C. The parties to this Agreement have done all things reasonably necessary to make the contingent value rights, when issued hereunder, the valid obligations of Rallybio and to make this Agreement a valid and binding agreement of Rallybio, in accordance with its terms.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions.

Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Acting Holders” means, at any time, the registered Holders of more than forty percent (40%) of the total number of CVRs outstanding at such time, as set forth on the CVR Register.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Assignee” has the meaning set forth in Section 6.6.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.

“CVR” means a contingent contractual right of Holders to receive the CVR Payments pursuant to this Agreement.

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“CVR Payment” means a cash payment equal to one hundred percent (100%) of the Net Proceeds actually received by Rallybio during a CVR Payment Period.

“CVR Payment Period” means an annual period (or portion thereof) beginning on the Effective Date and ending on December 31 of any given calendar year during the CVR Term; provided, that if the last CVR Payment Period would end subsequent to the expiration of the CVR Term, such CVR Payment Period will end on the Termination Date.

“CVR Register” has the meaning set forth in Section 2.2(b).

“CVR Term” means the period beginning on the Closing Date (following the Closing) and ending on December 31, 2031.

“Disposition” means the sale, license, transfer or other disposition to a third party of any Legacy Asset by Rallybio or its Affiliates, including any sale or disposition of equity securities in any Subsidiary established by Rallybio to hold any right, title or interest in any Legacy Asset, in each case, during the Disposition Period.

“Disposition Agreement” means a definitive written agreement providing for the Disposition of all or any portion of the Legacy Assets.

“Disposition Period” means the period beginning on the Effective Date and ending on the date that is one year thereafter.

“Gross Proceeds” means, without duplication, the sum of all consideration that is received by Rallybio during the CVR Term with respect to (i) any upfront, milestone, royalty and other payments received under a Disposition Agreement and (ii) any Recursion Milestone Amounts; provided, that, for the avoidance of doubt, Gross Proceeds shall not include any amounts that are Incidental Benefits. Equity securities shall only constitute Gross Proceeds to the extent they are listed and traded on a national stock exchange, and shall have such value as quoted on such national securities exchange at the time of disposition of such equity securities.

“Holder” means, at the relevant time, a Person in whose name one or more CVRs are registered in the CVR Register.

“Holder Representative” means Stephen Uden, M.D., or any successor appointed by the Acting Holders with the prior written consent of Rallybio (such consent not to be unreasonably withheld, conditioned or delayed). In the event the Holder Representative is unable or unwilling to serve in such capacity, the Acting Holders shall promptly notify Rallybio and designate a proposed successor, which successor shall not be effective until Rallybio has provided its prior written consent thereto.

“Incidental Benefits” means any amounts paid to, received or realized by Rallybio that are:

(a) Tax attributes, Tax refunds, Tax credits, Tax deductions or other Tax benefits (including utilization of net operating losses, basis increases, amortization or depreciation deductions, or reductions in Tax liability);

(b) profit-share, revenue-share, or similar participation payments;

(c) reimbursements or payments for research, development, clinical, regulatory, manufacturing, commercialization, patent or other costs or services;

(d) in-kind benefits of any nature or non-cash consideration (other than equity securities listed and traded on a national stock exchange); and

(e) other ancillary, indirect or incidental benefits, rights or value received in connection with or arising out of the Disposition Agreement.

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“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any governmental authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legacy Assets” means Rallybio’s rights, assets, technology and intellectual property that were in existence immediately prior to the execution of the Merger Agreement and were used or generated prior to such execution in one or more of Rallybio’s research and development programs. For clarity, the Legacy Assets shall not include any asset, technology or intellectual property owned or controlled by the Company or its Subsidiaries prior to the Closing.

“Liability” means any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise.

“Loss” has the meaning set forth in Section 3.2(g).

“Membership Interest Purchase Agreement” means the Membership Interest Purchase Agreement, dated as of July 8, 2025, by and among Rallybio, Recursion Pharmaceuticals, Inc. and the other parties thereto.

“Net Proceeds” means, for any CVR Payment Period, Gross Proceeds minus Permitted Deductions. For clarity, to the extent Permitted Deductions exceed Gross Proceeds for any CVR Payment Period, any excess Permitted Deductions shall be applied against Gross Proceeds in subsequent CVR Payment Periods.

“Notice” has the meaning set forth in Section 6.1.

“Officer’s Certificate” means a certificate signed by the chief executive officer and the chief financial officer of Rallybio, in their respective official capacities.

“Permitted Deductions” means the sum of:

(a) any applicable Tax (including any applicable value added or sales taxes) imposed on Gross Proceeds or otherwise payable by Rallybio or any of its Affiliates (regardless of whether the due date for such Taxes arises during or after the Disposition Period), including, without duplication, any income or other similar Taxes payable by Rallybio or any of its Affiliates that would not have been incurred by Rallybio or any of its Affiliates but for the Gross Proceeds, and any applicable Tax imposed on or otherwise payable in connection with making any CVR Payment or the issuance of any CVR (including, without limitation, (i) the employer portion of any employment, payroll, or other similar Taxes in respect of CVR Payments (including in respect of Parent In the Money Stock Options granted to employees, Parent restricted stock units or Parent restricted stock) and (ii) any withholding Taxes (including interest and penalties) relating to the issuance of a CVR or any CVR Payment); provided that, for purposes of calculating income Taxes payable by Rallybio or any of its Affiliates in respect of the Gross Proceeds, such income Taxes shall be calculated without taking into account any net operating losses or other Tax attributes generated by Rallybio or any of its Affiliates;

(b) any reasonable and documented expenses incurred by Rallybio or any of its Affiliates to preserve or ready the Legacy Assets for sale or in respect of its performance of this Agreement following the Effective Date or in respect of its performance of any Contract in connection with any Legacy Asset (in each case, to the extent such expenses are not included in the determination of Parent Net Cash in accordance with the Merger Agreement), including any damages, liabilities arising under any Contract or Disposition Agreement;

(c) any reasonable and documented expenses incurred or accrued by Rallybio or any of its Affiliates in connection with the negotiation, entry into and closing of any Disposition Agreement or the Disposition of any Legacy Asset;

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(d) any Losses incurred by Rallybio or any of its Affiliates arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Disposition, including indemnification obligations as set forth in a claims notice received by Rallybio or any of its Affiliates pursuant to any Disposition Agreement;

(e) any Liabilities borne by Rallybio or any of its Affiliates pursuant to Contracts related to Legacy Assets, including costs arising from the termination thereof (in each case only to the extent not included in the calculation of Parent Net Cash); and

(f) any amounts payable to the Rights Agent in connection with the distribution of any CVR Payment.

“Permitted Transfer” means a transfer of CVRs (i) upon death of a Holder by will or intestacy, (ii) pursuant to a court order, (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (iv) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, or (v) as provided in Section 2.5.

“Person” means any individual, corporation, partnership, joint venture, estate, trust, company, firm, limited liability company, society or other enterprise, association, organization, or any other entity not specifically listed herein, including any governmental authority.

“Pro Rata Share” means, with respect to any Holder, the quotient obtained by dividing (i) the aggregate number of CVRs held by such Holder by (ii) the aggregate number of outstanding CVRs held by all Holders, in each case, as reflected in the CVR Register.

“Recursion Milestone Amounts” means the aggregate cash payment amounts received by Rallybio from Recursion Pharmaceuticals, Inc. pursuant to Section 1.1(c) of the Membership Interest Purchase Agreement.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have been appointed pursuant to Article 3 of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Securities Act” means the Securities Act of 1933, as amended.

“Payment Statement” means, for a given CVR Payment Period during the CVR Term, a written statement of Rallybio, signed on behalf of Rallybio, setting forth in reasonable detail the calculation of the applicable CVR Payment for such CVR Payment Period.

An entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such entity.

ARTICLE 2

CONTINGENT VALUE RIGHTS

2.1 Holders of CVRs; Appointment of Rights Agent.

(a) The CVRs represent the contractual rights of Holders to receive contingent cash payment of the aggregate CVR Payments from Rallybio pursuant to this Agreement. The initial Holders shall be the holders of (i) Parent Common Stock, (ii) Pre-Funded Warrants, (iii) Parent restricted stock units and (iv) In the Money

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Parent Options as of the close of business on the last Business Day prior to the day on which the Effective Time occurs (the “Record Date”). One (1) CVR will be issued with respect to each (w) share of Parent Common Stock, (x) Pre-Funded Warrant, (y) Parent restricted stock unit and (z) In the Money Parent Option that is outstanding as of the close of business on the Record Date.

(b) Rallybio hereby appoints the Rights Agent to act as rights agent for Rallybio in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

2.2 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) Holders’ rights and obligations in respect of the CVRs derive solely from this Agreement. The CVRs will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will create and maintain a register (the “CVR Register”) for the purposes of (i) identifying the Holders of CVRs, (ii) determining the Holders’ entitlement to CVRs and (iii) registering the CVRs and Permitted Transfers thereof. The CVR Register will be created, and CVRs will be distributed, pursuant to written instructions to the Rights Agent from Rallybio. Except for the obligations to the Rights Agent and the Holder Representative set forth herein, neither Rallybio nor its Subsidiaries will have any responsibility or liability whatsoever to any Person other than the Holders.

(c) Subject to the restrictions on transferability set forth in Section 2.6, every request made to transfer CVRs must be in writing and accompanied by a written instrument of transfer reasonably acceptable to the Rights Agent, together with the signature guarantee of a guarantor institution which is a participant in a signature guarantee program approved by the Securities Transfer Association (a “signature guarantee”) and other requested documentation in a form reasonably satisfactory to the Rights Agent, duly executed and properly completed, as applicable, by the Holder or Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders, setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination in accordance with its own internal procedures, that the transfer instrument is in proper form and otherwise complies on its face with the other terms and conditions of this Agreement (including the provisions in Section 2.6), register the transfer of the applicable CVRs in the CVR Register. All transfers of CVRs registered in the CVR Register will be the valid obligations of Rallybio, evidencing the same right, and entitling the transferee to the same benefits and rights under this Agreement, as those held by the transferor. Rallybio and the Rights Agent may each require payment by the applicable Holder of a sum sufficient to cover any stamp or other Tax or governmental charge that is imposed in connection with any such registration of transfer (or evidence from the applicable Holder that such Taxes and charges are not applicable). No transfer of CVRs shall be valid until registered in the CVR Register and unless such transfer would not violate the Securities Act. Any putative transfer not duly registered in the CVR Register or in violation of the Securities Act shall be void.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. Such written request must be duly executed by such Holder. Upon receipt of such written notice, the Rights Agent shall promptly record the change of address in the CVR Register. The Acting Holders may, without duplication, make a written request to the Rights Agent for a list containing the names, addresses and number of CVRs of the Holders that are registered in the CVR Register. Upon receipt of such written request from the Acting Holders, the Rights Agent shall promptly deliver a copy of such list to the Acting Holders.

2.3 Payment Procedures.

(a) No later than forty-five (45) days following the end of each CVR Payment Period during the CVR Term, Rallybio shall deliver to the Rights Agent a Payment Statement for such CVR Payment Period. Concurrent with the delivery of each Payment Statement, on the terms and conditions of this Agreement, Rallybio shall pay the Rights Agent in U.S. dollars an amount equal to the CVR Payment for the applicable CVR Payment Period; provided, however, that in the event that the aggregate CVR Payment on any Payment Statement shall be less than $1,000,000, no CVR Payment shall be due and instead such CVR Payment shall be added to subsequent

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CVR Payments until: (i) the aggregate CVR Payments shall be at least $1,000,000 or (ii) the final CVR Payment Period. Rallybio will cause an amount equal to such CVR Payment to be transferred by wire transfer of immediately available funds to an account designated in writing by the Rights Agent (for further distribution to the Holders in accordance with the terms hereof) not less than ten (10) Business Days prior to the date of the applicable payment.

(b) Upon receipt of the wire transfer referred to in Section 2.3(a), the Rights Agent will promptly (and in any event within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, to the address of each Holder set forth in the CVR Register at such time or by other method of delivery as specified by the applicable Holder in writing to the Rights Agent, an amount in cash equal to such Holder’s Pro Rata Share of the applicable CVR Payment.

(c) With respect to any Net Proceeds that are paid to Rallybio or its Affiliate, Rallybio shall have no further liability in respect of the respective CVR Payment upon delivery of the relevant funds to the Rights Agent in accordance with Section 2.3(a).

(d) Rallybio and the Rights Agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts required to be paid or distributed under this Agreement (including any issuance of a CVR pursuant to this Agreement or any CVR Payment payable pursuant to this Agreement), such amounts as Rallybio or the Rights Agent reasonably determines it is required to deduct and withhold with respect to the making of such payment or distribution (including in respect of the distribution of CVRs) under any provision of applicable Law relating to Taxes. To the extent that amounts are so deducted and withheld pursuant to this paragraph (d), such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid or distributed to the Holder in respect of which such deduction and withholding were made. The Rights Agent will solicit from each Holder a properly completed IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable, at or prior to any distribution or other payment to such Holder under this Agreement. If Rallybio or the Rights Agent fails to withhold any Tax required to be withheld pursuant to any issuance of a CVR or CVR Payment, Rallybio and the Rights Agent will be entitled to deduct and withhold, or cause to be deducted and withheld, such Taxes (including any interest and penalties) from subsequent payments with respect to the applicable CVR or, at Rallybio’s option, the Holder of such applicable CVR shall promptly pay such Tax to Rallybio upon request.

(e) Any portion of a CVR Payment that remains undistributed to the Holders on the date that is six months after the Rights Agent’s receipt of the applicable Payment Statement (including by means of uncashed checks or invalid addresses on the CVR Register) will be delivered by the Rights Agent to Rallybio or a Person nominated in writing by Rallybio (with written notice thereof from Rallybio to the Rights Agent), and any Holder will thereafter look only to Rallybio for payment of such CVR Payment (which shall be without interest).

(f) If any CVR Payment (or portion thereof) remains unclaimed by a Holder on the date that is one year after the Rights Agent’s receipt of the applicable Payment Statement or the CVR Payment (or immediately prior to such earlier date on which such CVR Payment would otherwise escheat to or become the property of any governmental authority), then: (i) such CVR Payment (or portion thereof) will, to the extent permitted by applicable Law, become the property of Rallybio and will be transferred to Rallybio or a Person nominated in writing by Rallybio (with written notice thereof from Rallybio to the Rights Agent), free and clear of all claims or interest of any Person previously entitled thereto, and no consideration or compensation shall be payable therefor, and (ii) the CVRs to which such payment relate shall be deemed abandoned in accordance with Section 2.5 and shall no longer be deemed outstanding for any purpose (including for purposes of calculating each Holder’s Pro Rata Share). Neither Rallybio nor the Rights Agent will be liable to any Person in respect of a CVR Payment delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable Law. In addition to and not in limitation of any other indemnity obligation herein, Rallybio agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Rallybio or a public official.

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2.4 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs.

(b) CVRs will not represent any equity or ownership interest in Rallybio or any of its Affiliates. The sole right of the Holders to receive property hereunder is the right to receive CVR Payments, if any, in accordance with the terms hereof.

(c) The CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Rallybio’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. It is highly possible that there will not be any CVR Payments. Neither Rallybio nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. This Section 2.4(c) is an essential and material term of this Agreement.

2.5 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option or upon the failure to claim payment under Section 2.3(f), abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to Rallybio or a Person nominated in writing by Rallybio (with written notice thereof from Rallybio to the Rights Agent) without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Rallybio of such transfer and cancellation. No such notice to the Rights Agent shall be required in the case of abandonment due to the failure to claim payment under Section 2.3(f). Nothing in this Agreement is intended to prohibit Rallybio or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

2.6 Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. The CVRs will not be listed on any quotation system or traded on any securities exchange. Any purported transfer of a CVR other than through a Permitted Transfer shall be null and void ab initio.

ARTICLE 3

THE RIGHTS AGENT

3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith, fraud or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of a court of competent jurisdiction). Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.

(b) The Rights Agent will not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any Person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Rallybio. All rights of action under this Agreement may be enforced (but shall not be required to be enforced) by the Rights Agent, any claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent will be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

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3.2 Certain Rights of Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

(b) The Rights Agent may rely and will be protected by Rallybio in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in the absence of bad faith to be genuine and to have been signed or presented by or on behalf of Rallybio.

(c) Whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Rights Agent may (i) rely upon an Officer’s Certificate and (ii), in the absence of bad faith, gross negligence, fraud or willful misconduct on its part, incur no liability and be held harmless by Rallybio for or in respect of any action taken or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.

(d) The Rights Agent may engage and consult with counsel of its selection, and the written advice or opinion of such counsel will, in the absence of bad faith, gross negligence, fraud or willful misconduct on the part of the Rights Agent, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

(e) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

(f) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

(g) Rallybio agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct; provided that this Section 3.2(g) shall not apply to (i) income, receipt, franchise or similar Taxes, (ii) any Taxes imposed due to the Rights Agent’s connection with the jurisdiction imposing such Taxes (other than any connection caused solely by this Agreement or the Rights Agent performing, enforcing or receiving payments under this Agreement), or (iii) any Taxes imposed due to the failure of the Rights Agent to provide any form, document or certificate that would have reduced or eliminated the amount of withholding taxes (“Excluded Taxes”).

(h) In addition to the indemnification provided under Section 3.2(g), Rallybio agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder, as agreed upon in writing by the Rights Agent and Rallybio on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and properly documented out-of-pocket expenses, including all stamp and transfer Taxes (excluding any Excluded Taxes) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that Rallybio will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.3(a) or Section 3.2(g), if Rallybio is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.

(i) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

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(j) The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.

(k) Subject to applicable Law, (i) the Rights Agent and any shareholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of Rallybio or become peculiarly interested in any transaction in which Rallybio may be interested, or contract with or lend money to Rallybio or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement, and (ii) nothing herein will preclude the Rights Agent from acting in any other capacity for Rallybio or for any other Person.

(l) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Rallybio resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(m) Rallybio shall perform, acknowledge and deliver or cause to be performed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may be reasonably required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(n) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by Rallybio only.

(o) The Rights Agent shall act hereunder solely as agent for Rallybio and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Rallybio, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Rallybio.

(p) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.

(q) The Rights Agent shall not be liable or responsible for any failure of Rallybio to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable regulation or law.

(r) The obligations of Rallybio under this Section 3.2 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by written notice to Rallybio. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

(b) Rallybio will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

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(c) If the Rights Agent resigns, is removed or becomes incapable of acting, Rallybio will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Rallybio fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) Rallybio will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 6.2. Each notice will include the name and address of the successor Rights Agent. If Rallybio fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Rallybio.

(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, Rallybio will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f) The Rights Agent will reasonably cooperate with Rallybio and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent; but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Rallybio and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided, that upon the request of Rallybio or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

ARTICLE 4

COVENANTS

4.1 Efforts. For a period of four (4) months after the Closing Date, Rallybio shall use commercially reasonable efforts to effect the Disposition of Legacy Assets, if any, pursuant to one (1) or more dispositions; provided that (a) such efforts shall only apply to a potential Disposition to a third party that Rallybio had been in discussions with regarding a Disposition prior to the Closing Date, (b) prior to the Closing Date, Rallybio shall have provided written notice to the Company of the potential buyer and the proposed terms of the Disposition Agreement, and (c) Rallybio shall only be required to use commercially reasonable efforts to effect the Disposition to the extent the applicable Disposition Agreement does not contain post-closing obligations or an indemnity.

4.2 List of Holders. Rallybio will furnish or cause to be furnished to the Rights Agent, in such form as Rallybio receives from its transfer agent (or other agent performing similar services for Rallybio), the names and addresses of the Holders within thirty (30) days following the Closing Date.

4.3 Prohibited Actions. Unless approved by the Holder Representative, Rallybio shall not grant any lien, security interest, pledge or similar interest in: (a) any CVR Payments, or (b) any Legacy Assets during the Disposition Period, other than (i) pursuant to the terms of a Disposition Agreement or (ii) any such interest generally granted with respect to all assets of Rallybio and not specific to any of the Legacy Assets, and which do not prohibit the ability of Rallybio to complete a Disposition and, in connection therewith, to deliver title to the Legacy Assets to the purchaser thereof, free and clear of such interest.

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4.4 Audit Rights. Until the Termination Date and for a period of one year thereafter, Rallybio shall keep, and shall require its Affiliates to keep, complete and accurate books and records that may be necessary for the purpose of calculating the CVR Payments payable under this Agreement. At the request of the Acting Holders, the Holder Representative shall have the right to appoint an independent accounting firm to perform, on behalf of all Holders, an inspection of such books and records for the sole purpose of determining the CVR Payments payable hereunder, subject to the prior execution and delivery of a reasonable confidentiality agreement by such accounting firm. Upon at least ten (10) Business Days’ prior written notice from the Holder Representative, such audit shall be conducted during regular business hours in such a manner as to not unnecessarily interfere with Rallybio’s normal business activities. Such audit shall not be performed more frequently than once per calendar year, and no CVR Payment Period that has been the subject of a prior audit may be audited more than once. Notwithstanding the foregoing, no audit may cover any CVR Payment Period other than the two (2) most recent CVR Payment Periods ended prior to the date of the applicable audit request. If the audit reveals an overpayment, Rallybio shall be entitled to withhold such amount from future payments of CVR Payments. If the audit reveals an underpayment, Rallybio shall promptly (and in any event within thirty (30) days) remit such amount to the Rights Agent for distribution to the Holders. Rallybio shall pay the reasonable costs of such audit if the audit reveals an underpayment; otherwise, the Acting Holders requesting the audit shall bear such audit expenses.

ARTICLE 5

AMENDMENTS

5.1 Amendments Without Consent of Holders or Rights Agent.

(a) Rallybio, at any time and from time to time, may enter into one or more amendments to this Agreement for any of the following purposes, without the consent of any of the Holders or the Rights Agent (subject to Section 5.3), provided, that if any such amendment(s) (individually or the aggregate) impairs or adversely affects the rights of the Holders hereunder, such amendment shall also require the prior written consent of the Holders in accordance with Section 5.2:

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) to evidence the succession of another Person to Rallybio and the assumption of any such successor of the covenants of Rallybio outlined herein in a transaction contemplated by Section 6.6;

(iii) to add to the covenants of Rallybio such further covenants, restrictions, conditions or provisions for the protection and benefit of the Holders; provided, that in each case, such provisions shall not adversely affect the rights of the Holders;

(iv) to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided, that in each case, such provisions shall not adversely affect the rights of the Holders;

(v) as may be necessary to ensure that CVRs are not subject to registration under the Securities Act or the Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;

(vi) as may be necessary to ensure that Rallybio is not required to produce a prospectus or an admission document in order to comply with applicable Law;

(vii) to cancel CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.5 or (ii) following a transfer of such CVRs to Rallybio or its Affiliates in accordance with Section 2.2 and Section 2.6;

(viii) as may be necessary to ensure that Rallybio complies with applicable Law; or

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(ix) to effect any other amendment to this Agreement that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under this Agreement of any such Holder.

(b) Promptly after the execution by Rallybio of any amendment pursuant to this Section 5.1, Rallybio will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 6.2.

5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by Rallybio without the consent of any Holder or the Rights Agent pursuant to Section 5.1, with the consent of the Acting Holders, Rallybio and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

(b) Promptly after the execution by Rallybio and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Rallybio will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 6.2.

5.3 Effect of Amendments. Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of Rallybio which states that the proposed supplement or amendment is in compliance with the terms of this Article 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement, amendment or other modification to this Agreement shall be effective unless duly executed by the Rights Agent.

ARTICLE 6

MISCELLANEOUS

6.1 Notices to Rights Agent and to Rallybio. All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing and delivered personally, by FedEx or other internationally recognized overnight courier service or, except with respect to any Notice from any Holder, by email. Such Notice shall be deemed given (a) on the date of delivery, if delivered in person or by e-mail (upon confirmation of receipt) prior to 5:00 p.m. in the time zone of the receiving party or on the next Business Day, if delivered after 5:00 p.m. in the time zone of the receiving party or (b) on the first Business Day following the date of dispatch, if delivered by FedEx or by other internationally recognized overnight courier service (upon proof of delivery), addressed as follows:

if to the Rights Agent, to:

[●]

[●]

[●]

Attention: [●]

E-mail: [●]

if to Rallybio, to:

[●]

[●]

[●]

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Attention: [●]

E-mail: [●]

or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto.

6.2 Notice to Holders. All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

6.3 Entire Agreement. As between Rallybio and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

6.4 Successor Substituted. Upon any consolidation of or merger by Rallybio with or into any other Person, or any conveyance, transfer or lease of substantially all of the properties and assets of Rallybio to any Person, the surviving Person or acquiring Person (as applicable) shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of Rallybio under this Agreement with the same effect as if such Person had been named as Rallybio herein.

6.5 Merger or Consolidation or Change of Name of Rights Agent. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided, that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 6.5.

6.6 Successors and Assigns. This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, the Holder Representative, Rallybio and the Rights Agent and their respective successors and assigns. Except for assignments to its Affiliates and as provided in Section 6.5, the Rights Agent may not assign this Agreement without Rallybio’s prior written consent. Subject to Section 5.1(a)(ii) and Section 6.4 hereof, Rallybio may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more of its Affiliates or to any Person with whom Rallybio is merged or consolidated, or any entity resulting from any merger or consolidation to which Rallybio shall be a party (each, an “Assignee”); provided, however, that in connection with any assignment to an Assignee, Rallybio shall agree to remain liable for the performance by Rallybio of its obligations hereunder (to the extent Rallybio exists following such assignment). Rallybio or an Assignee may not otherwise assign this Agreement without the prior consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed). Any attempted assignment of this Agreement in violation of this Section 6.6 will be void ab initio and of no effect.

6.7 Benefits of Agreement; Action by Acting Holders. Nothing in this Agreement, express or implied, will give to any Person (other than Rallybio, the Rights Agent, the Holder Representative, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Rallybio, the Rights Agent, the Holders and their permitted successors

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and assigns. The Holders are intended third-party beneficiaries under this Agreement, but will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to the performance of this Agreement by Rallybio, and no individual Holder or other group of Holders will be entitled to exercise such rights.

6.8 Governing Law. This Agreement and the CVRs will be governed by, and construed in accordance with, the Laws of the State of Delaware (without giving effect to any rule or principle that would result in application of the law of any other jurisdiction) and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

6.9 Jurisdiction. In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the District of Delaware (and appellate courts thereof); (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 6.9; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party; and (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 6.1 or Section 6.2 of this Agreement.

6.10 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implication of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 6.10.

6.11 Severability Clause. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to Rallybio.

6.12 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

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6.13 Termination. This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor upon the earliest to occur of: (a) the expiration of the CVR Term, (b) the expiration of all payment obligations to Rallybio under the Disposition Agreements and/or the Membership Interest Purchase Agreement, and (c) the delivery of a written notice of termination duly executed by Rallybio and the Holder Representative (such date, the “Termination Date”). The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.3(a) to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement.

6.14 Force Majeure. Notwithstanding anything to the contrary contained herein, none of the Rights Agent, Rallybio or any of its Subsidiaries (except as it relates to the obligations of Rallybio under Article 3) will be liable for any delays or failures in performance resulting from acts beyond its reasonable control including acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.

6.15 Construction.

(a) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(b) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

(c) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

Signature Page Follows

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

RALLYBIO CORPORATION

By:
Name:
Title:

[●]

By:
Name:
Title:

SIGNATURE PAGE TO CONTINGENT VALUE RIGHTS AGREEMENT

ANNEX G

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT (this “Agreement”) is made and entered into as of May 31, 2026 (the “Effective Date”) by and among Avenzo Therapeutics, Inc., a Delaware corporation (the “Company”), and each of the purchasers listed on the signature pages hereto, severally and not jointly (each a “Purchaser” and together the “Purchasers”). Certain terms used and not otherwise defined in the text of this Agreement are defined in Section 7 hereof.

RECITALS

WHEREAS, the Company is party to that certain Agreement and Plan of Merger and Reorganization by and among the Company, Farmington Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Rallybio Corporation, a Delaware corporation (“Parent”), dated on or about the date hereof (the “Merger Agreement”), pursuant to which the Company will merge with and into Merger Sub and become a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, the Company desires to sell to the Purchasers, and the Purchasers, severally and not jointly, desire to purchase from the Company, an aggregate amount equal to $215,000,000 of shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Common Stock”), in accordance with the terms and provisions of this Agreement, immediately prior to, but subject to, the closing of the Merger;

WHEREAS, the Company and each Purchaser is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the 1933 Act and Rule 506 of Regulation D promulgated under the 1933 Act; and

WHEREAS, at the Effective Time (as defined in the Merger Agreement) by virtue of the Merger, the Securities (as defined below) shall be automatically converted into the right to receive a number of shares of common stock par value $0.0001 per share, of Parent (the “Merger Shares”) in accordance with Section 1.5(a)(iii) of the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants herein contained, the parties hereto hereby agree as follows:

SECTION 1. Authorization of Securities.

1.01 The Company has authorized the sale and issuance of shares of Common Stock on the terms and subject to the conditions set forth in this Agreement. The shares of Common Stock sold hereunder at the Closing (as defined below) shall be referred to as the “Shares” or “Securities”.

SECTION 2. Sale and Purchase of the Securities.

2.01 Upon the terms and subject to the conditions contained herein, the Company agrees to sell and issue to each Purchaser, and each Purchaser agrees, severally and not jointly, to purchase from the Company, at a closing to take place remotely via exchange of executed documents (the “Closing” and the date of the Closing, the “Closing Date”) to occur immediately prior to the Effective Time (as such term is defined in the Merger Agreement), that number of Shares (the “Closing Shares”) equal to (rounded down to the nearest whole Share) (i) the aggregate commitment amount set forth under the heading “Commitment Amount” and opposite such Purchaser’s name on the Schedule of Purchasers set forth on Schedule I (the “Commitment Amount”) divided by (ii) the Purchase Price (in each case, subject to adjustment for any stock split, reverse split or similar recapitalization transaction effected after the Effective Date and prior to the Closing, in accordance with Section 8.18 hereof).

2.02 At or prior to the Closing, each Purchaser will pay the aggregate subscription amount equal to the product of (A) the aggregate Closing Shares purchased under Section 2.01, multiplied by (B) the Purchase Price (the “Subscription Amount”) by wire transfer of immediately available funds (a “Wire”) in accordance with wire instructions provided by the Company to the Purchasers at least five (5) Business Days prior to the Closing (the “Wire Instructions Notice”); provided, for the avoidance of doubt, that no Purchaser shall be required to fund prior to the date on which the conditions to the Purchaser’s obligations set forth in Section 6.01 below are satisfied (other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement and the Closing). If so requested by the Company in the Wire Instructions Notice and agreed by the applicable Purchaser, the Subscription Amount of each Purchaser shall be paid into an escrow fund or trust account designated by the Company in writing (the “Escrow Account”) to be released to the Company only upon satisfaction of each of the closing conditions set forth in Section 6 below. In the event the Closing does not occur within three (3) Business Days of the Closing Date specified in the Wire Instructions Notice, unless otherwise agreed by the Company and such Purchaser, the Company shall, or shall cause the escrow agent for the Escrow Account to, promptly (but not later than one (1) Business Day thereafter) return the aggregate Subscription Amount to such Purchaser by wire transfer of U.S. dollars in immediately available funds to the account specified by such Purchaser. On the Closing Date, the Company will deliver, against payment by each Purchaser of its Subscription Amount, the Closing Shares in book-entry form, free and clear of all restrictive and other legends (except as expressly provided in Section 3.10 hereof), and shall provide evidence of such issuance from the Company’s transfer agent as of the Closing Date to each Purchaser. Notwithstanding anything to the contrary in this Agreement, (i) each Purchaser acknowledges that, as may be agreed among the Company and one or more Purchasers, such Purchasers may not be required to fund their respective Subscription Amounts until such Purchasers receive evidence of the issuance of the Closing Shares to such Purchaser (or its nominee in accordance with its delivery instructions) in form and substance reasonably acceptable to such Purchaser and such Purchasers shall not be required to fund their respective Subscription Amounts into the Escrow Account and (ii) the Schedule of Purchasers may be amended by the Company and the affected Purchaser up to three (3) Business Days prior to the Closing, without the consent of the other parties hereto, to reflect the Subscription Amount paid by each Purchaser at the Closing and the actual number of Shares purchased by each Purchaser at the Closing, provided that the Company shall provide to Purchasers such updated Schedule of Purchasers. For the avoidance of doubt, an amendment to this Agreement after the Effective Date allowing for the sale of additional Securities (“Additional Securities”) to one or more Persons (whether or not an existing Purchaser) shall only require the approval of the Company and the Purchaser Majority; provided that the price paid for such Additional Securities is equal to or greater than the Purchase Price. Subsequent to Closing, upon request of a Purchaser, the Company shall use commercially reasonable efforts to deliver, or cause to be delivered, to Purchaser within two (2) Business Days of such request a book-entry statement of account from Parent’s transfer agent reflecting the issuance of shares of Parent Common Stock (as defined in the Merger Agreement) received in the Merger in exchange for the Shares.

SECTION 3. Representations and Warranties of the Purchasers. Each Purchaser, severally and not jointly, represents and warrants to the Company that:

3.01 Organization. The Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted.

3.02 Validity. The execution, delivery and performance of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate, partnership, limited liability or similar actions, as applicable, on the part of such Purchaser. This Agreement has been duly executed and delivered by the Purchaser and, assuming that this Agreement constitutes the valid and binding obligation of the Company, constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.03 No Conflicts. The execution, delivery and performance of this Agreement by the Purchaser, the purchase of the Securities in accordance with their terms and the consummation by the Purchaser of the other transactions contemplated hereby will not conflict with or result in any violation of, breach or default by such Purchaser (with or without notice or lapse of time, or both) under, conflict with, or give rise to a right of termination, cancellation or acceleration of any obligation, a change of control right or a loss of a material benefit under (i) any provision of the organizational documents of the Purchaser, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable or (ii) any agreement or instrument, undertaking, credit facility, franchise, license, judgment, order, ruling, statute, law, ordinance, rule or regulations, applicable to such Purchaser or its respective properties or assets, except, in the case of clause (ii), as would not, individually or in the aggregate, be reasonably expected to materially delay or hinder the ability of the Purchaser to perform its obligations under this Agreement.

3.04 Brokers. There is no broker, investment banker, financial advisor, finder or other person which has been retained by the Purchaser who is entitled to any fee or commission for which the Company will be liable in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

3.05 Investment Representations and Warranties. The Purchaser hereby represents and warrants that, it (i) as of the date of this Agreement is a “qualified institutional buyer” (as defined in Rule 144A under the 1933 Act) or an “accredited investor” as that term is defined in Rule 501(a) under Regulation D promulgated pursuant to the 1933 Act; or (ii) if an individual, is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D of the 1933 Act and has such knowledge and experience in financial and business matters as to be able to protect its own interests in connection with an investment in the Securities. The Purchaser further represents and warrants that (x) it is capable of evaluating the merits and risk of such investment, and (y) that it has not been organized for the purpose of acquiring the Securities and is an “institutional account” as defined by FINRA Rule 4512(c). The Purchaser understands and agrees that the offering and sale of the Securities has not been registered under the 1933 Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein.

3.06 Acquisition for Own Account. The Purchaser is acquiring the Securities for its own account for investment and not with a view towards distribution in a manner which would violate the 1933 Act or any applicable state or other securities laws. The Purchaser has not been formed for the specific purpose of acquiring the Securities, to the extent such fact is required for the purposes of qualifying as an accredited investor.

3.07 No General Solicitation. The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or presented at any seminar or any other general solicitation or general advertisement. The purchase of the Securities by the Purchaser has not been solicited by or through anyone other than the Company or, on the Company’s behalf, by Leerink Partners LLC, Goldman Sachs & Co. LLC, Piper Sandler & Co., or Guggenheim Securities, LLC (collectively, the “Placement Agents”), who have been engaged as joint placement agents for the offering of the Securities.

3.08 Ability to Protect Its Own Interests and Bear Economic Risks. The Purchaser is a sophisticated institutional investor, has the capacity to protect its own interests in connection with the transactions contemplated by this Agreement, and has sufficient knowledge and experience in investing in investments similar to the Securities to properly evaluate the merits and risks of the investment in the Securities. The Purchaser is able to bear the economic and other risks of an investment in the Securities including but not limited to loss of the Purchaser’s entire investment therein.

3.09 Disqualification Event. To the extent the Purchaser is one of the covered persons identified in Rule 506(d)(1), the Purchaser represents that no disqualifying event described in Rule 506(d)(1)(i-viii) of the 1933 Act (a “Disqualification Event”) is applicable to the Purchaser or any of its Rule 506(d) Related Parties (as defined below), except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. The Purchaser hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to the Purchaser or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Section, “Rule 506(d) Related Party” means a person or entity that is a beneficial owner of the Purchaser’s securities for purposes of Rule 506(d) of the 1933 Act.

3.10 Restricted Securities. Such Purchaser acknowledges and agrees that the Securities are being offered in a transaction not involving any public offering within the meaning of the 1933 Act, and such Purchaser understands that the Securities have not been registered under the 1933 Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the 1933 Act, and that the Securities must continue to be held and may not be offered, resold, transferred, pledged or otherwise disposed of by such Purchaser unless a subsequent disposition thereof is registered under the 1933 Act or is exempt from such registration and in each case in accordance with any applicable securities laws of any state of the United States. Such Purchaser understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the 1933 Act depend on the satisfaction of various conditions including, but not limited to, the time and manner of sale, the holding period and on requirements relating to the Company which are outside of such Purchaser’s control and which the Company may not be able to satisfy, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts. Such Purchaser acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Securities. Such Purchaser acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

Each Purchaser understands that any certificates or book entry notations evidencing the Securities may bear one or more legends in substantially the following form and substance:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144, (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT, OR (IV) THE SECURITIES ARE TRANSFERRED WITHOUT CONSIDERATION TO AN AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE (WHICH FOR THE AVOIDANCE OF DOUBT SHALL REQUIRE NEITHER CONSENT NOR THE DELIVERY OF AN OPINION). NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.”

In addition, the Securities may contain a legend regarding affiliate status of the Purchaser, if applicable, provided that the Company will notify the Purchaser in advance of Closing if such legend is to be placed on its Securities.

3.11 Review and Advisors. The Purchaser has had the opportunity to review with the Purchaser’s own tax advisors the U.S. federal, state and local and non-U.S. tax consequences of its purchase of the Securities set forth opposite such Purchaser’s name on the Schedule of Purchasers and the transactions contemplated by this Agreement. The Purchaser is relying solely on the Purchaser’s own determination as to tax consequences, and on the Purchaser’s own sources of information and advisors with respect to all tax matters, and not on any statements or representations of the Company (other than the representations and warranties in this Agreement), the Placement Agents or any of their respective agents, and understands that the Purchaser (and not the Company) shall be responsible for the Purchaser’s own tax liability that may arise as a result of the transactions contemplated by this Agreement. Based on such information as the Purchaser deemed appropriate and without reliance upon the Placement Agents, the Purchaser has independently made its own analysis and decision to purchase the Securities. The Purchaser has (i) had the opportunity to ask questions of and receive answers directly with respect to its purchase of Securities, and (ii) conducted and completed its own independent due diligence with respect to the purchase of Securities.

3.12 Residency. Such Purchaser’s residence (if an individual) or offices in which its investment decision with respect to the Securities was made (if an entity) are located at the address immediately below such Purchaser’s name on the Schedule of Purchasers, or as otherwise noted on the Schedule of Purchasers.

3.13 Disclosure of Information. The Purchaser has had an opportunity to review Parent’s filings with the Securities and Exchange Commission (the “Commission”) and discuss the Company’s business, management, financial affairs and the terms and conditions of the offering of the Securities and the terms of the Merger with the Company’s management. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 4 of this Agreement or the right of the Purchasers to rely thereon.

SECTION 4. Representations and Warranties by the Company. The Company represents and warrants to the Purchasers as of the date of this Agreement and as of the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date) that:

4.01 Organization and Good Standing; Absence of Changes. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where such failure to be in good standing or to have such power and authority or to so qualify would not reasonably be expected to have a Material Adverse Effect. “Material Adverse Effect” means any change, condition, event, circumstance, occurrence, result, state of facts or development that has or would reasonably be expected to have a materially adverse effect on (a) the business, condition (financial or otherwise), general affairs, management, assets, liabilities, operations, results of operations, stockholders’ equity or financial performance of the Company or (b) the Company’s ability or legal authority to consummate the transactions contemplated hereby and by the Merger Agreement. Since the incorporation of the Company, the Company has conducted its business only in the ordinary course of business (except for the execution and performance of this Agreement and the Merger Agreement, and the discussions, negotiations, and transactions related thereto) and (i) there has not been a Material Adverse Effect, (ii) there have been no transactions entered into by the Company, other than those in the ordinary course of business (which shall include the entering into material license agreements and the Company’s Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock financings) and except as contemplated in this Agreement and the Merger Agreement (which shall include the Company Disclosure Schedule (as defined in the Merger Agreement)), which are material with respect to the Company, and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

4.02 Subsidiaries. The Company does not have any subsidiaries and does not otherwise own any shares of capital stock or any interest in any other Person. The Company does not control directly or indirectly or have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity.

4.03 Validity; Valid Issuance of Securities. The Company has all necessary corporate power and authority to enter into this Agreement, the Registration Rights Agreement and the Merger Agreement and to

consummate the transactions contemplated by this Agreement and the Merger Agreement, subject only to (i) the adoption of the Merger Agreement in accordance with the terms thereof and an amendment to the Company’s certificate of incorporation by the Company’s stockholders under the Delaware General Corporation Law and the Company’s certificate of incorporation, (ii) the filing of an amendment to the Company’s certificate of incorporation and (iii) the consent required by the Company’s stockholders to terminate the Company’s investor agreements. The execution, delivery and performance of this Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated hereby and thereby by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject to obtaining the stockholder approvals set forth above. This Agreement and the Merger Agreement have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement and the Merger Agreement each constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. Upon its execution by the Company and the other parties thereto and assuming that it constitutes legal, valid and binding agreements of the other parties thereto, the Registration Rights Agreement will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. The Securities are duly authorized and, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free and clear of any liens or other restrictions, other than restrictions on transfer under applicable state and federal securities laws or such restrictions as the Purchaser has agreed to in writing with the Company, and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s certificate of incorporation, as amended by the certificate of amendment to be filed immediately prior to the Closing, or bylaws or the Delaware General Corporation Law. All of the issued and outstanding shares of capital stock of the Company have been issued in compliance in all material respects with applicable federal and state securities laws.

4.04 Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in Section 3 hereof and except as set forth in the Merger Agreement (which shall include the Company Disclosure Schedule) and the Registration Rights Agreement and the filing of the certificate of amendment to the Company’s certificate of incorporation, no material consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, or giving of notice to, any Governmental Entity (as defined below) is required on the part of the Company in connection with the execution and delivery of, or the consummation of the transactions contemplated by this Agreement or the Registration Rights Agreement.

4.05 Absence of Violations, Defaults and Conflicts. The Company is not (i) in violation of its charter, bylaws or similar organizational document, (ii) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company is a party or by which it may be bound or to which any of the properties or assets of the Company is subject (collectively, “Agreements and Instruments”), except for such defaults that would not, singly or in the aggregate, result in a Material Adverse Effect, or (iii) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its properties, assets or operations (each, a “Governmental Entity”), except for such violations that would not, singly or in the aggregate, result in a Material Adverse Effect. Subject to obtaining the Required Company Stockholder Vote (as defined in the Merger Agreement), the execution, delivery and the performance of this Agreement, the Registration Rights Agreement and the Merger Agreement and the consummation of the transactions contemplated herein and therein (including the issuance and sale of the Securities) and compliance by the Company with its obligations hereunder and thereunder do not and will not, whether with or without the giving of notice or passage of time or both, (1) conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company pursuant to, the Agreements and Instruments, (2) result in any violation of the provisions of the certificate of incorporation, by-laws or similar organizational document of the Company which have not been waived or (3) subject to the governmental filings and other matters referred to in Section 2.5(b) of the Merger Agreement, result in any violation of any applicable law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity, except in the case of clauses (1) and (3), for such violations as would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, or materially affect the validity of the Securities or the legal authority of the Company to perform its obligations hereunder and timely comply in all material respects with the terms of this Agreement, the Registration Rights Agreement or the Merger Agreement.

4.06 Absence of Proceedings. There is no action, suit, proceeding or, to the knowledge of the Company, inquiry or investigation, before or brought by any Governmental Entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company, which would have or reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Securities or the legal authority of the Company to perform its obligations hereunder and timely comply in all material respects with the terms of this Agreement, the Registration Rights Agreement or the Merger Agreement.

4.07 Possession of Licenses and Permits. The Company possesses such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Entities necessary to conduct the business now operated by it, except where the failure so to possess would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. The Company is in compliance with the terms and conditions of all Governmental Licenses, except where the failure to comply would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. All of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. The Company has not received any notice of proceedings relating to the revocation or modification of any Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have or would reasonably be expected to have a Material Adverse Effect.

4.08 Payment of Taxes. The Company has filed all federal, state and foreign income tax returns and other tax returns required to have been filed under applicable law (or extensions have been duly obtained) and have paid all taxes required to have been paid by them, except for those which are being contested in good faith and except where failure to file such tax returns or pay such taxes would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No assessment in connection with U.S. federal income tax returns has been made against the Company that has not been paid or otherwise resolved in full. The Company has filed all tax returns that are required to have been filed by them through the date hereof or have timely requested extensions thereof pursuant to applicable law except insofar as the failure to file such returns would not have or reasonably be expected to have a Material Adverse Effect, and have paid all taxes due pursuant to such returns or all taxes due and payable pursuant to any assessment received by the Company, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established by the Company and except where the failure to pay such taxes would not have or reasonably be expected to have a Material Adverse Effect.

4.09 Insurance. The Company carries or is entitled to the benefits of insurance, with what the Company reasonably believes to be financially sound and reputable insurers, in such amounts and covering such risks as is customary for similarly situated companies and is adequate for the conduct of its business and the value of its properties and assets, and all such insurance is in full force and effect. The Company has no reason to believe that it will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not have or reasonably be expected to have a Material Adverse Effect.

4.10 Investment Company Act. The Company is not required, and upon the issuance and sale of the Securities will not be required, to register as an “investment company” under the Investment Company Act of 1940, as amended.

4.11 Regulatory Matters. Except as would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect: (i) the Company has not received any FDA Form 483, notice of adverse finding, warning letter or other correspondence or written notice from the U.S. Food and Drug Administration (“FDA”) or any other Governmental Entity alleging or asserting noncompliance with any Applicable Laws (as defined in clause (ii) below) or Authorizations (as defined in clause (iii) below); (ii) the Company is and has been in compliance with statutes, laws, ordinances, rules and regulations applicable to the Company for the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product manufactured or distributed by the Company, including without limitation, the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301, et seq., similar laws of other Governmental Entities and the regulations promulgated pursuant to such laws (collectively, “Applicable Laws”); (iii) the Company possesses all licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws and/or to carry on its businesses as now conducted (“Authorizations”) and such Authorizations are valid and in full force and effect and the Company is not in violation of any term of any such Authorizations; (iv) the Company has not received notice of any ongoing claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Entity or third party alleging that any product, operation or activity is in violation of any Applicable Laws or Authorizations or has any knowledge that any such Governmental Entity or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding, nor, to the Company’s knowledge, has there been any noncompliance with or violation of any Applicable Laws by the Company that could reasonably be expected to require the issuance of any such communication or result in an investigation, corrective action, or enforcement action by FDA or similar Governmental Entity; (v) the Company has not received notice that any Governmental Entity has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations or has any knowledge that any such Governmental Entity is threatening or is considering such action; and (vi) the Company has filed, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete, correct and not misleading on the date filed (or were corrected or supplemented by a subsequent submission).

4.12 Compliance With Laws. The Company has complied with, is not in violation of, and has not received any written notice alleging any violation with respect to, any applicable provisions of any statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its respective properties or assets, except for such violation that would not, singly or in the aggregate, result in a Material Adverse Effect.

4.13 Financial Statements. The Company has made available to each Purchaser its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of and for the fiscal year ended December 31, 2025 and its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of March 31, 2026 (the “Balance Sheet Date”) and for the three-month period ended on the Balance Sheet Date (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated, except that the unaudited Financial Statements may not contain all footnotes and other presentation items required by GAAP. The Financial Statements fairly present in all material respects the financial condition of the Company as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Financial Statements to normal year-end audit adjustments. Since the Balance Sheet Date, the Company has not incurred any liabilities or obligations, contingent or otherwise, that would be, individually or in the aggregate, material to the Company, other than (a) liabilities incurred in the ordinary course of business; (b) obligations under contracts and commitments incurred in the ordinary course of business;

(c) liabilities for transaction expenses incurred in connection with the transactions contemplated by this Agreement and the Merger Agreement; and (d) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Financial Statements. The Company maintains and will continue to maintain a standard system of accounting established and administered to provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP. Since the Balance Sheet Date, there has been no material change to any material contract or arrangement by which the Company is bound or to which any of its properties or assets is subject, nor any other event or condition of any character that, in each case, has had or would reasonably be expected to have a Material Adverse Effect.

4.14 Information Provided. The information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement (as defined in the Merger Agreement) or supplied by or on behalf of the Company for inclusion in any filing pursuant to Rule 165 and Rule 425 under the 1933 Act or Rule 14a-12 under the 1934 Act, including the Company Presentation (each a “Regulation M-A Filing”), shall not, at the time the Registration Statement or any such Regulation M-A Filing is filed with the Commission, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the Commission, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information to be supplied by or on behalf of the Company for inclusion in the Registration Statement to be sent to the stockholders of Parent in connection with the meeting of Parent’s stockholders (the “Public Company Meeting”), shall not, on the date the proxy statement/prospectus included in the Registration Statement is first mailed to stockholders of Parent, at the time of the Public Company Meeting or at the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Registration Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Public Company Meeting that has become false or misleading.

4.15 No Additional Agreements. The Company does not have any agreement or understanding with any Purchaser or any other person (other than the Placement Agents) with respect to the transactions contemplated by this Agreement other than as specified in this Agreement. For the avoidance of doubt, the Company has not entered into any other securities purchase agreement, side letter or other agreement with any other Person on or around the date hereof, that includes terms and conditions that are more favorable to such Person than to any Purchaser hereunder (other than confidentiality, nondisclosure, or similar agreements).

4.16 Private Placement. Neither the Company nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration under the 1933 Act of the Securities being sold pursuant to this Agreement. Assuming the accuracy of the representations and warranties of the Purchasers contained in Section 3 hereof, the issuance and sale of the Securities is exempt from registration under the 1933 Act.

4.17 No Disqualification Events. No Disqualification Event is applicable to the Company or, to the Company’s knowledge, any Company Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) is applicable. “Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the 1933 Act, any person listed in the first paragraph of Rule 506(d)(1). The Company is not aware of any Person (other than any Company Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Securities pursuant to this Agreement. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e).

4.18 No General Solicitation. Neither the Company nor, to the Company’s knowledge, any person acting on behalf of the Company has, directly or indirectly, offered or sold any of the Securities or solicited any offers to buy any Securities, under any circumstances that would require registration under the 1933 Act of the offer and sale of the Securities, including by any form of general solicitation or general advertising.

4.19 No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3 hereof, neither the Company, nor, to the Company’s knowledge, any of its Affiliates or any Person acting on its or their behalf has, directly or indirectly, at any time within the past six months, made any offers or sales of any Company security or solicited any offers to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the 1933 Act in connection with the offer and sale by the Company of the Securities as contemplated hereby or (ii) cause the offering of the Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or stockholder approval provisions.

4.20 No Covered Foreign Person. The Company is not a “covered foreign person,” as that term is defined in 31 C.F.R. § 850.209. The consummation of the transactions contemplated by this Agreement will not result in the establishment of a covered foreign person or the engagement by a “person of a country of concern,” as defined in 31 C.F.R. § 850.221, in a covered activity, as that term is defined in 31 C.F.R. § 850.208. The Company does not currently engage, and has no plans to engage, directly or indirectly, in a covered activity.

4.21 Brokers. Other than the Placement Agents, there is no broker, investment banker, financial advisor, finder or other person which has been retained by or is authorized to act on behalf of the Company that is entitled to any fee or commission in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby (excluding the Merger). The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of any broker, investment banker, financial advisor, finder or other person, in each case, which has been retained or authorized to act on behalf of the Company for fees of a type contemplated by this Section 4.21 that may be due in connection with the transactions contemplated by this Agreement. The Company shall indemnify, pay and hold each Purchaser harmless against any liability, loss or expense (including attorneys’ fees and out-of-pocket expenses) arising in connection with any such right, interest or claim.

4.22 Additional Representations and Warranties. The Company’s representations and warranties set forth in the Merger Agreement in Section 2.2 (Capital Stock), 2.12 (Benefit Plans), 2.13 (Labor and Employment Matters), 2.14 (Environmental Matters), 2.16 (Contracts), 2.18 (Properties), 2.19 (Intellectual Property), and 2.22 (Related Party Transactions) are hereby incorporated by reference and made by the Company, as qualified by the disclosures in the Company Disclosure Schedule. As of the Effective Date, to the knowledge of the Company, following customary due diligence, the representations and warranties of Parent in the Merger Agreement and in any certificate or other writing delivered by Parent pursuant thereto are true and correct as though given in accordance with Section 8.1 of the Merger Agreement.

4.23 Reliance by Purchasers. The Company acknowledges that each Purchaser will rely upon the truth and accuracy of, and the Company’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Company set forth in this Agreement.

4.24 Lock-Up Agreements. The Company shall not consent or agree to amend, alter, waive or otherwise modify the terms of any of the Company Lock-Up Agreements (as defined in the Merger Agreement) without the consent of the Placement Agents and the Purchaser Majority. Notwithstanding the foregoing, the Company may waive any Company Lock-Up Agreement solely for the purposes of complying with Nasdaq’s initial listing standards.

4.25 Anti-Bribery and Anti-Money Laundering Laws; Sanctions. Each of the Company and, to the knowledge of the Company, any of its officers, directors, supervisors, managers, agents, or employees are and have at all times been in compliance with and its participation in the offering will not violate: (A) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of

Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope, (B) anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 US. Code sections 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder, or (C) except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, any laws with respect to import and export control and economic sanctions, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and economic sanctions regulations and executive orders administered by the U.S. Department of the Treasury Office of Foreign Asset Control.

4.26 Clinical Data and Regulatory Compliance. Except as would not reasonably be expected to result in a Material Adverse Effect: (i) the preclinical tests and clinical trials, and other studies used to support regulatory approval (collectively, “studies”) being conducted by the Company that are described in, or the results of which are referred to in, the Company Presentation were and, if still pending, are being conducted in all material respects in accordance with the protocols, procedures and controls designed and approved for such studies and with standard medical and scientific research procedures; (ii) each description of the results of such studies is accurate and complete in all material respects and fairly presents the data derived from such studies, and the Company has no knowledge of any other studies the results of which are inconsistent with, or otherwise call into question, the results described or referred to in the Company Presentation; (iii) the Company has made or will make all such filings and obtained all such approvals as may be required by the FDA or from any other U.S. federal, state or local government or foreign government or Drug Regulatory Agency, or Institutional Review Board, each having jurisdiction over biopharmaceutical products (collectively, the “Regulatory Agencies”) for the conduct of its business as described in the Company Presentation; (iv) the Company has not received any notice of, or correspondence from, any Regulatory Agency requiring the termination or suspension of or imposing any clinical hold on any clinical trials that are described or referred to in the Company Presentation; and (v) the Company has operated and currently is in compliance in all material respects with all applicable rules, regulations and policies of the Regulatory Agencies. Neither the Company nor any of its representatives will provide any Purchaser with U.S. Sensitive Personal Data and Government-Related Data subject to Data Security Program regulations (28 CFR Parts 202 et seq).

4.27 Parent Reps. As of the Effective Date and as of the Closing Date, to the knowledge of the Company, the representations and warranties of Parent contained in Section 3 of the Merger Agreement and in any certificate or other writing delivered by Parent pursuant thereto are true and correct as though given in accordance with Section 8.1 of the Merger Agreement.

4.28 OISP. The Company is not nor does it intend to become a “covered foreign person” within the meaning of the Outbound Investment Security Program. “Outbound Investment Security Program” means the regulations implemented by the U.S. Department of the Treasury under Executive Order 14105 “Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern,” as codified at 31 C.F.R. Part 850.

SECTION 5. Covenants.

5.01 Further Assurances. Each party agrees to cooperate and generally do such reasonable acts and things in good faith as may be necessary to timely satisfy each of the conditions to be satisfied by it as provided in Section 6 of this Agreement and effectuate the intents and purposes of this Agreement subject to the terms and conditions hereof.

5.02 Disclosure of Transactions and Other Material Information. The Company shall or shall cause Parent to, on or before 9:00 a.m., New York City time, on the Business Day immediately following the Effective Date (or if this Agreement is executed between midnight and 9:00 a.m., New York City time, on any Business Day, no later than 9:01 a.m. on the Effective Date), issue one or more press releases and/or file with the Commission a Current Report on Form 8-K (including all exhibits thereto, collectively, the “Disclosure Document” and the actual issuance or acceptance (as applicable) of the filing of such press releases or Current Report on Form 8-K, the “Disclosure Time”) disclosing all material terms of the transactions contemplated hereby and by the Merger Agreement and any other material nonpublic information that the Company, Parent, their respective subsidiaries or their respective officers, directors, employees, agents or any other person acting at the direction of the Company or Parent, including the Placement Agents, has provided to the Purchasers in connection with the transactions contemplated by this Agreement and by the Merger Agreement prior to the filing of the Disclosure Document. To the extent any Purchaser is named therein in accordance with the terms of this Agreement, the Company shall provide such Purchaser with a reasonable opportunity to review and provide comments on the draft of such Disclosure Document. The Company represents and warrants that, from and after the Disclosure Time, no Purchaser shall be in possession of any material, nonpublic information received from the Company, Parent, their respective subsidiaries or their respective officers, directors, employees, agents or other person, including the Placement Agents, acting at their direction. In addition, effective upon the Disclosure Time, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement relating to the subject matter hereof, whether written or oral, between the Company or any of its officers, directors, affiliates, employees or agents, including, without limitation, the Placement Agents, on the one hand, and any Purchaser or any of their respective affiliates, on the other hand, shall terminate and be of no further force or effect. The Company understands and confirms that each of the Purchasers will rely on the foregoing representations in effecting transactions in securities of the Company. Notwithstanding the terms of this Section 5.02, the Company shall not, and shall cause its officers, directors, employees, agents and any other Person acting at its direction or on its behalf and Parent not to, publicly disclose the name of any Purchaser or any affiliate or investment adviser of any Purchaser, or include the name of any Purchaser or any affiliate or investment adviser of any Purchaser without the prior written consent (including by e-mail) of such Purchaser (i) in any press release, marketing materials or any other public announcement, or (ii) in any filing with the Commission or any regulatory agency or trading market, except (A) as required by the federal securities laws, rules or regulations, (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under regulations of any national securities exchange on which Parent’s securities are listed for trading or (C) to the extent such disclosure contains only information previously approved in accordance with this Section 5.02, and in the case of any disclosure to be made pursuant to clause (ii), the Company will provide such Purchaser with prior written notice (including by e-mail) of and an opportunity to review and comment on the applicable portion of such filing.

5.03 Concurrent Financing Restructuring. In the event the structure of the Concurrent Financing (as defined in the Merger Agreement) either violates applicable Law (as defined in the Merger Agreement) or materially and adversely affects Parent’s ability to cause the Registration Statement to become effective in a timely manner, and in any event 60 days prior to the End Date (as defined in, and as may be extended in accordance with, the Merger Agreement), then the Company and Purchasers shall cooperate and use commercially reasonable efforts to cause the Concurrent Financing to be amended, modified and/or restructured such that such investment occurs as a direct acquisition of shares of Parent Common Stock (as defined in the Merger Agreement) substantially contemporaneously with the Closing in a manner which preserves to the extent possible, the amount of funds ultimately received by Parent and its subsidiaries, and the number of shares of Parent Common Stock ultimately held by each Purchaser in respect of such amounts as though the Concurrent Financing and the Merger pursuant to the Merger Agreement have been consummated according to their respective terms.

5.04 Expenses. The Company and each Purchaser is liable for, and will pay, its own expenses incurred in connection with the negotiation, preparation, execution and delivery of this Agreement, including, without limitation, attorneys’ and consultants’ fees and expenses.

5.05 Form S-4. From the date hereof until the Closing Date, the Company shall use commercially reasonable efforts to ensure the Registration Statement will register the issuance of the shares of Parent Common Stock to be issued, subject to and in accordance with the terms of the Merger Agreement, by virtue of the Contemplated Transactions (as defined in the Merger Agreement), including the shares of Parent Common Stock to be issued to the Purchasers upon exchange of the Securities.

5.06 Blue Sky Laws. The Company, on or before the Closing Date, shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to each Purchaser at the Closing pursuant to this Agreement under applicable securities or “blue sky” laws of the states of the United States (or to obtain an exemption from such qualification). The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or “blue sky” laws of the states of the United States following the Closing Date.

5.07 No Amendment or Waiver of Merger Agreement Terms. The Company shall not amend, modify or waive (or approve an amendment, modification or a waiver requested by Parent of, or fail to contest an action regarding a breach of) any provision of the Merger Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that the Purchaser would reasonably expect to receive pursuant to this Agreement without the consent of each Purchaser, it being agreed that any amendment or modification to the definitions of “Company Valuation,” “Company Outstanding Shares,” “Concurrent Financing Merger Shares,” “Concurrent Financing Allocation Percentage,” “Concurrent Investment Amount” and “Concurrent Financing Proceeds” shall be deemed materially adverse to the Purchasers.

5.08 Equal Treatment of Purchasers. No consideration shall be offered or paid to any Purchaser to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration is also offered to all of the Purchasers. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of shares of Common Stock or otherwise.

5.09 Legend Removal.

(a) The restrictive legends described in Section 3.10 shall promptly be removed in accordance with applicable securities laws and, if applicable, the relevant provisions of the Registration Rights Agreement following the closing of the Merger. The Merger Shares will be issued in book-entry form, free and clear of any liens or other restrictions whatsoever and without restrictive legends in accordance with, and subject to, applicable securities laws and, if applicable, the relevant provisions of the Registration Rights Agreement and/or this Section 5.09.

(b) If the issuance of the Merger Shares is not registered pursuant to the Registration Statement and such Merger Shares are subject to restrictive legends, then, in connection with any sale, assignment, transfer or other disposition of the Merger Shares by a Purchaser pursuant to Rule 144 or pursuant to any other exemption under the 1933 Act such that the purchaser acquires freely tradable shares and upon compliance by such Purchaser with the requirements of this Agreement, if requested by the Purchaser by notice to the Company or Parent, the Company shall cause Parent’s transfer agent to remove any restrictive legends related to the book entry account holding such shares and make a new, unlegended entry for such book entry shares sold or disposed of without restrictive legends as promptly as reasonably practicable (expected to be within three (3) Business Days) following any such request therefor from the Purchaser, provided that the Company or Parent has timely received from the Purchaser customary representations and other documentation, including broker representation letters reasonably acceptable to the Company or Parent and the transfer agent and the Depositary Trust Company (“DTC”) in connection therewith. The Company or Parent shall be responsible for the fees of its transfer agent and its legal counsel associated with such legend removal.

(c) Subject to receipt from a Purchaser by the Company or Parent and its transfer agent of customary representations and other documentation, including broker representation letters reasonably acceptable to the Company or Parent and the transfer agent and DTC in connection therewith, upon the earliest of such time as the Merger Shares (i) have been registered under the 1933 Act pursuant to an effective registration statement, (ii) have been sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144, the Company shall, or shall cause Parent to, in accordance with the provisions of this Section 5.09(c) and as soon as reasonably practicable following any request therefor from a Purchaser accompanied by such customary and reasonably acceptable documentation referred to above, (A) deliver to its transfer agent irrevocable instructions that the transfer agent shall make a new, unlegended entry for such book entry shares, and (B) cause its counsel to deliver to the transfer agent one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the 1933 Act if required by the transfer agent to effect the removal of the legend in accordance with the provisions of this Agreement. The Company or Parent shall be responsible for the fees of its transfer agent, DTC and its legal counsel associated with such legend removal.

5.10 Indemnification.

(a) The Company agrees to indemnify and hold harmless each Purchaser and its Affiliates, and their respective directors, officers, trustees, general partners, members, stockholders, partners, managers, employees, investment advisers and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) and each Person who controls such Purchaser (within the meaning of Section 15 of the 1933 Act and Section 20 of the 1934 Act), and the directors, officers, stockholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (collectively, the “Indemnified Persons”), from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorneys’ fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) to which such Indemnified Person may become subject (i) as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under this Agreement or (ii) as a result of or arising out of any action, claim or proceeding, pending or threatened, against an Indemnified Person in any capacity by any third party (including a stockholder of the Company or Parent), whether directly or in a derivative capacity, who is not an Affiliate of the Indemnified Person, with respect to the transactions contemplated by this Agreement, the Merger Agreement or the Registration Rights Agreement, and will reimburse any such Indemnified Person for all such amounts as they are incurred by such Indemnified Person, except to the extent such amounts have been finally judicially determined to have resulted from such Person’s fraud or willful misconduct.

(b) Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the indemnified party in respect of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing or malfeasance by or on behalf of, the indemnified party. No indemnified party will, except with the consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement.

5.11 Withholding Taxes. Each Purchaser agrees to furnish the Company with any information, representations and forms as shall reasonably be requested by the Company from time to time to assist the Company in complying with any applicable tax law (including any withholding obligations).

SECTION 6. Conditions of Closing.

6.01 Conditions of the Purchasers’ Obligations at the Closing. The obligations of each Purchaser under Section 2 hereof are subject to the fulfillment, at or prior to the Closing, of all of the following conditions, unless otherwise waived by such Purchaser solely as to itself.

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all respects on the Effective Date, and shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except (i) the representations and warranties of the Company set forth in Sections 4.01, 4.03, 4.04, 4.05 and 4.21 of this Agreement (collectively, the “Fundamental Representations”) shall be true and correct in all respects on the Effective Date and on and as of the Closing Date with the same effect as though such Fundamental Representations had been made on and as of the Closing Date, (ii) to the extent expressly made as of an earlier date in which case as of such earlier date and (iii) representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects).

(b) Performance. The Company shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date.

(c) Compliance Certificate. The Chief Executive Officer of the Company shall have delivered to the Purchasers at the Closing Date a certificate, in form and substance reasonably acceptable to the Purchasers, certifying that the conditions specified in Sections 6.01(a), 6.01(b), 6.01(f), 6.01(g), 6.01(i), 6.01(j), 6.01(k) and 6.01(n) of this Agreement have been fulfilled.

(d) Qualification under Securities Laws. All registrations, qualifications, permits and approvals, if any, required under applicable securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement.

(e) Secretary’s Certificate. The Secretary of the Company shall have delivered to the Purchasers at the Closing a certificate, in form and substance reasonably acceptable to the Purchasers (such consent not to be unreasonably withheld, conditioned or delayed), certifying (i) the certificate of incorporation and bylaws of the Company, (ii) authorization of the Board of Directors of the Company approving this Agreement and the transactions contemplated under this Agreement (including the Merger Agreement) and (iii) as to a certificate evidencing the good standing of the Company in Delaware issued by the Secretary of State of Delaware and in the State of California, issued by the Secretary of the State of California, each issued as of a date within five Business Days of the Closing Date.

(f) Merger. All conditions to the closing of the Merger shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder. The Merger Agreement or any provision thereof shall not have been amended, modified or waived in contravention of Section 5.07 hereof.

(g) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by this Agreement.

(h) Registration Rights Agreement. The Company shall have delivered the fully executed Registration Rights Agreement.

(i) Registration Statement; Proxy Statement/Prospectus. The Registration Statement shall have become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding with respect to the Registration Statement shall have been initiated or threatened in writing by the Commission or its staff.

(j) Nasdaq. Parent shall have submitted with Nasdaq an Initial Listing Application in respect of the Parent Common Stock to be issued in the Contemplated Transactions, which shall have been approved by Nasdaq.

(k) No Material Adverse Effect. Since the date of this Agreement, no event or series of events shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect.

(l) Minimum Financing Amount. The Company shall receive at Closing aggregate proceeds from the purchase of Securities pursuant to this Agreement of not less than $150,000,000.

(m) Opinion of Company Counsel. The Placement Agents and the Purchasers shall have received from Cooley LLP, counsel for the Company, an opinion, dated as of the Closing Date, in the form agreed between the Company and the Placement Agents and the Purchaser Majority.

(n) Consents. Any and all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the Shares, including the approval of the stockholders of Parent in connection with the Public Company Meeting, shall have been obtained.

(o) Lock-up Agreements. Company Lock-Up Agreements shall be executed by each Company Lock-Up Signatory (as defined in the Merger Agreement).

6.02 Conditions of the Company’s Obligations. The obligations of the Company under Section 2 hereof are subject to the fulfillment, at or prior to the Closing, of all of the following conditions, any of which may be waived in whole or in part by the Company in its absolute discretion.

(a) Representations and Warranties. The representations and warranties of the Purchasers contained in this Agreement shall be true and correct as of the Effective Date and true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except (i) to the extent expressly made as of an earlier date in which case shall be as of such earlier date and (ii) representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects, except as would not, in the aggregate, materially and adversely affect the Purchasers’ ability to consummate the transactions contemplated hereby).

(b) Performance. Each Purchaser shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date.

(c) Qualification under Securities Laws. All registrations, qualifications, permits and approvals, if any, required under applicable securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement.

(d) Merger. All conditions to the closing of the Merger shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder.

(e) Payment. Except as may be agreed to among the Company and one or more Purchasers in accordance with Section 2.02, the Company shall have received payment, by wire transfer of immediately available funds, in the full amount of the purchase price for the number of Securities being purchased by each Purchaser at the Closing as set forth on the Schedule of Purchasers.

(f) Injunction. The purchase of and payment for the Securities by each Purchaser shall not be prohibited or enjoined by any law or governmental or court order or regulation.

SECTION 7. Definitions. Unless the context otherwise requires, the terms defined in this Section 7 shall have the meanings specified for all purposes of this Agreement.

“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the 1934 Act.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

“Company Presentation” means that certain Investor Presentation, dated May 2026, as provided to the Purchasers prior to the Effective Date and filed by Parent on Form 8-K on or around the Effective Date.

“National Exchange” means the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, or the New York Stock Exchange.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Purchase Price” means an amount equal to (i) the Company Valuation (as defined in the Merger Agreement), (ii) divided by the number of Company Outstanding Shares (as defined in the Merger Agreement but excluding the Securities being issued hereunder) as of immediately prior to the closing of offering of the Securities hereunder.

“Purchaser Majority” means, prior to the Closing, the Purchasers committed to purchase at least a majority of the Securities, provided that such majority includes each Purchaser who has committed to purchase (together with its affiliates and affiliated funds) at least $18 million of Securities and, following the Closing, the Purchasers who hold at least a majority of the Securities (including any Parent Common Stock issued in exchange therefor) still held by the Purchasers.

“Registration Rights Agreement” means the Registration Rights Agreement, in the form attached hereto as Exhibit A, to be entered into at the Closing among the Company and each Purchaser.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the 1933 Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as Rule 144.

SECTION 8. Miscellaneous.

8.01 Waivers and Amendments. Neither this Agreement, nor any provision hereof, may be changed, waived, amended or modified orally or by course of dealing, but only by an instrument in writing executed by the Company and the Purchaser Majority, provided that, (a) if any, change, waiver, amendment or modification disproportionately and adversely impacts a Purchaser (or group of Purchasers), the consent of such disproportionately impacted Purchaser (or each Purchaser in such group of Purchasers) shall be required and (b) the consent of each Purchaser shall be required for any change in the Purchase Price, any change in the type of security to be issued to Purchasers at Closing, or the amendment or waiver of this Section 8.01, Section 8.13 or of any of the closing conditions set forth in Sections 6.01(a), 6.01(f), 6.01(i), 6.01(j), or 6.01(k). Notwithstanding the foregoing or anything else herein to the contrary, no amendment, modification, alteration, change or waiver of this Section 8.01 shall be valid without the prior written consent of the Placement Agents, which consent may be granted or withheld in the sole discretion of the Placement Agents.

8.02 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (a) when delivered, if delivered personally, (b) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (c) one (1) Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next Business Day delivery, or (d) upon delivery, in the case of email, in each case to the intended recipient as set forth below, with respect to the Company, and, with respect to the Purchasers, to the addresses set forth on the Schedule of Purchasers and/or each Purchasers’ respective signature page.

if to the Company:

Avenzo Therapeutics, Inc.

12707 High Bluff Dr.

Suite 200

San Diego, CA 92130

Attention: [***]

Email: [***]

with a copy to (which shall not constitute notice):

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

Attention: Charles Bair; Wade Andrews

Email: cbair@cooley.com; wandrews@cooley.com

or at such other address as the Company or each Purchaser may specify by written notice to the other parties hereto in accordance with this Section 8.02.

8.03 Consent to Electronic Notice. From the date hereof until the Closing Date, each Purchaser consents to the delivery of any stockholder notice pursuant to Section 232 of the Delaware General Corporation Law, as amended or superseded from time to time, at the e-mail address set forth below the Purchaser’s name on the signature page or Schedule I, as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party agrees to promptly notify the other parties of any change in its e-mail address, and that failure to do so shall not affect the foregoing.

8.04 Severability. If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

8.05 Governing Law; Submission to Jurisdiction; Venue; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to choice of laws or conflicts of laws provisions thereof that would require the application of the laws of any other jurisdiction, except to the extent that mandatory principles of Delaware law may apply.

(b) The Company and each of the Purchasers hereby irrevocably and unconditionally:

(i) submits for itself and its property in any legal action or proceeding relating solely to this Agreement or the transactions contemplated hereby, to the general jurisdiction of any state court or United States Federal court sitting in the Borough of Manhattan, City of New York in the State of New York;

(ii) consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same to the extent permitted by applicable law;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the party, as the case may be, at its address set forth in Section 8.02 or at such other address of which the other party shall have been notified pursuant thereto;

(iv) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction for recognition and enforcement of any judgment or if jurisdiction in the courts referenced in the foregoing clause (i) are not available despite the intentions of the parties hereto;

(v) agrees that final judgment in any such suit, action or proceeding brought in such a court may be enforced in the courts of any jurisdiction to which such party is subject by a suit upon such judgment, provided that service of process is effected upon such party in the manner specified herein or as otherwise permitted by law;

(vi) agrees that to the extent that such party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations under this Agreement, to the extent permitted by law; and

(vii) irrevocably and unconditionally waives trial by jury in any legal action or proceeding in relation to this Agreement.

8.06 Assignment. None of the parties may assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of (x) the Company, in the case of a Purchaser, and (y) the Purchasers, in the case of the Company, provided that a Purchaser may, without the prior consent of the Company, assign its rights to purchase the Securities hereunder to any of its Affiliates or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of such Purchaser (provided each such assignee agrees to be bound by the terms of this Agreement and makes the same representations and warranties set forth in Section 3). In the event of any assignment in accordance with the terms of this Agreement, the assignee shall specifically assume and be bound by the provisions of this Agreement by executing a writing agreeing to be bound by and subject to the provisions of this Agreement and shall deliver an executed counterpart signature page to this Agreement and, notwithstanding such assumption or agreement to be bound hereby by an assignee, no such assignment shall relieve any party assigning any interest hereunder from its obligations or liability pursuant to this Agreement.

8.07 Confidential Information.

(a) Each Purchaser covenants that until such time as the transactions contemplated by this Agreement and any material non-public information provided to such Purchaser are publicly disclosed by the Company in accordance with Section 5.02 (or earlier termination of this Agreement), such Purchaser will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Purchaser’s outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by law.

(b) The Company may request from the Purchasers such reasonable and customary additional information as the Company may deem necessary to evaluate the eligibility of a Purchaser to acquire the Securities, and such Purchaser shall promptly provide such information as may reasonably be requested to the extent readily available; provided, that the Company agrees to keep any such information provided by such Purchaser confidential, except (i) as required by the federal securities laws, rules or regulations and (ii) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of Nasdaq. The Purchaser acknowledges that the Company (or Parent) may file a copy of this Agreement and the Registration Rights Agreement with the Commission as exhibits to a periodic report, current report or a registration statement of the Company.

8.08 Reliance by and Exculpation of Placement Agents.

(a) Each Purchaser agrees for the express benefit of each Placement Agent, its affiliates and its representatives that (i) it is not relying upon, and has not relied upon, any statement, representation or warranty made by the Placement Agents, any of their respective affiliates or any of their or their respective representatives, in making its investment or decision to invest in the Company, (ii) the Placement Agents are acting solely as placement agents in connection with the transactions contemplated hereby and are not acting as underwriters, initial purchasers, dealers or in any other such capacity and are not and shall not be construed as a fiduciary for such Purchaser, (iii) the Placement Agents, their respective affiliates and representatives have not made, and will not make any representations or warranties with respect to the Company or the offer and sale of the Securities or any other matter concerning the Company or the transactions contemplated hereby, and the Purchaser will not rely on any statements made by the Placement Agents, orally or in writing, to the contrary, (iv) the Purchaser will be responsible for conducting its own due diligence investigation with respect to the Company and the offer and sale of the Securities, (v) the Purchaser will be purchasing Securities based on the results of its own due diligence investigation of the Company and the Placement Agents and each of their respective directors, officers, employees, representatives, and controlling persons have made no independent investigation with respect to the Company, the Securities, or the accuracy, completeness, or adequacy of any information supplied to the Purchaser by the Company, (vi) the Purchaser has negotiated the offer and sale of the Securities directly with the Company, and the Placement Agents will not be responsible for the ultimate success of any such investment and (vii) the decision to invest in the Company will involve a significant degree of risk, including a risk of total loss of such investment. Each Purchaser further represents and warrants to the Placement Agents that it, including any fund or funds that it manages or advises that participates in the offer and sale of the Securities, is permitted under its constitutive documents (including, without limitation, all limited partnership agreements, charters, bylaws, limited liability company agreements, all applicable side letters with investors, and similar documents) to make investments of the type contemplated by this Agreement. This Section 8.08 shall survive any termination of this Agreement.

(b) The Company agrees and acknowledges that the Placement Agents may rely on its representations, warranties, agreements and covenants contained in this Agreement and each Purchaser agrees that the Placement Agents may rely on such Purchaser’s representations and warranties contained in this Agreement as if such representations and warranties, as applicable, were made directly to the Placement Agents.

(c) Neither the Placement Agents nor any of their respective affiliates or representatives (1) shall be liable for any improper payment made in accordance with the information provided by the Company; (2) makes any representation or warranty, or has any responsibilities as to the validity, enforceability, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement or in connection with any of the transactions contemplated herein; or (3) shall be liable (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by this Agreement or (y) for anything which any of them may do or refrain from doing in connection with this Agreement, except in each case for such party’s own gross negligence or willful misconduct.

(d) The Company agrees that the Placement Agents, their respective affiliates and representatives shall be entitled to (1) rely on, and shall be protected in acting upon, any certificate, instrument, opinion, notice, letter or any other document or security delivered to any Purchaser by or on behalf of the Company, and (2) be indemnified by the Company for acting as the Placement Agents hereunder pursuant to the indemnification provisions set forth in the applicable letter agreement between the Company and the Placement Agents.

8.09 Third Parties. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, claims, benefits, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including, without limitation, any partner, member, shareholder, director, officer, employee or other beneficial owner of any party to this Agreement, in its own capacity as such or in bringing a derivative action on behalf of a party to this Agreement) shall have any standing as a third party beneficiary with respect to this Agreement or the transactions contemplated hereby, except as expressly set forth in this Agreement. Notwithstanding the foregoing, (i) the Placement Agents are intended third-party beneficiaries of the representations and warranties of the each Purchaser and the Company set forth in Section 3, Section 4 and Section 6.01(c) and Section 8.08 respectively, of this Agreement and (ii) the Indemnified Persons are intended third-party beneficiaries of Section 5.10.

8.10 Independent Nature of Purchasers’ Obligations and Right. The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement. Nothing contained herein, and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as, and the Company acknowledges that the Purchasers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group (including a “group” within the meaning of Section 13(d)(3) of the 1934 Act), and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement, and the Company acknowledges that the Purchasers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement and the Company acknowledges that, to its knowledge, the Purchasers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. It is expressly understood that each provision contained in this Agreement is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers. The Company acknowledges and each Purchaser confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Purchaser also acknowledges that Cooley LLP has not rendered legal advice to such Purchaser. Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. The Company has elected to provide all Purchasers with the same terms for the convenience of the Company and not because it was required or requested to do so by any Purchaser.

8.11 Headings. The titles, subtitles and headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

8.12 Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf signature including any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

8.13 Entire Agreement. This Agreement and the other agreements contemplated hereby (including all schedules and exhibits hereto and thereto), constitute the entire agreement between the parties hereto respecting the subject matter of this Agreement and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter of this Agreement, whether written or oral.

8.14 Survival. The covenants, representations and warranties made by each party hereto contained in this Agreement shall survive the Closing and the delivery of the Securities in accordance with their respective terms. Each Purchaser shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

8.15 Contract Interpretation. This Agreement is the joint product of each Purchaser and the Company and each provision of this Agreement has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

8.16 Arm’s Length Negotiations. For the avoidance of doubt, the parties acknowledge and confirm that the terms and conditions of the Securities were determined as a result of arm’s-length negotiations.

8.17 Termination. This Agreement shall terminate and be void and of no further force and effect, and all obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time that the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of the Company and the Purchaser (provided that such termination shall not otherwise apply to the other Purchasers), (c) by the Company, if any of the conditions set forth in Section 6.02 shall have become incapable of fulfillment and shall not have been waived by the Company, (d) by a Purchaser, if any of the conditions set forth in Section 6.01 shall have become incapable of fulfillment and shall not have been waived by such Purchaser or (e) the Closing has not occurred by the six month anniversary of the Effective Date (or the 8 month anniversary of the Effective Date if the End Date is automatically extended per the terms of the Merger Agreement). The Company shall notify each Purchaser of any termination of the Merger Agreement as promptly as practicable after the termination thereof. Upon the termination hereof in accordance with this Section 8.17, any amounts paid by a Purchaser to the Company in connection with the transactions contemplated herein shall promptly (and in any event within one Business Day) be returned in full to such Purchaser by wire transfer of immediately available funds to the account specified by such Purchaser, without any deduction for or on account of any tax withholding, charges or set-off.

8.18 Adjustments in Share Numbers and Price. In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the date hereof and prior to the Closing, each reference herein to a number of shares or a price per share shall be deemed to be amended to appropriately account for such event.

8.19 Public Statements or Releases. Except as set forth in Section 5.02, neither the Company nor any Purchaser shall make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein without the prior consent of the other party. Notwithstanding the foregoing, and subject to compliance with Section 5.02, nothing in this Section 8.19 shall prevent any party from making any public announcement it considers necessary in order to satisfy its obligations under the law, including applicable securities laws, or under the rules of any national securities exchange or securities market, in which case the Company shall allow the Purchaser reasonable time to comment on such release or announcement in advance of such issuance.

Signature pages follow

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed as of the Effective Date.

AVENZO THERAPEUTICS, INC.

By:
Name:	Athena Countouriotis, M.D.
Title:	President & Chief Executive Officer

Signature Page to Subscription Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed as of the Effective Date.

PURCHASER:

Name of Investor

(Signature)

Name of Signing Party

Title of Signing Party

Address:

Email:

Signature Page to Subscription Agreement

Schedule I

SCHEDULE OF PURCHASERS

Investor Name and Address	Commitment Amount ($)

TOTAL:

Exhibit A

Form of Registration Rights Agreement

ANNEX H

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of May 31, 2026, is entered into by and among Avenzo Therapeutics, Inc., a Delaware corporation, Rallybio Corporation, a Delaware corporation (the “Parent”), and the several investors signatory hereto (individually as a “Purchaser” and collectively together with their respective permitted assigns, the “Purchasers”). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Subscription Agreement by and among the Company and the Purchasers, dated as of May 31, 2026 (as amended, restated, supplemented or otherwise modified from time to time, the “Subscription Agreement”).

WHEREAS:

A. Upon the terms and subject to the conditions of the Subscription Agreement, the Company has agreed to issue to the Purchasers, and the Purchasers have agreed to purchase, severally and not jointly, an aggregate of up to $215,000,000 of shares (the “Shares”) of the Company’s Class A Common Stock, par value $0.0001 per share (the “Common Stock”), pursuant to the Subscription Agreement.

B. The Company is party to that certain Agreement and Plan of Merger and Reorganization by and among the Company, Farmington Merger Sub, Inc., and Parent, dated as of May 31, 2026 (the “Merger Agreement”), pursuant to which the Company will become a wholly-owned subsidiary of Parent (the “Merger”).

C. Following the Effective Time (as defined in the Merger Agreement), Parent will change its name to Avenzo Therapeutics, Inc. (“TopCo”);

D. To induce the Purchasers to enter into the Subscription Agreement, the Company has agreed to provide certain registration rights under the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “1933 Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchasers hereby agree as follows:

1. DEFINITIONS.

For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Company” means Avenzo Therapeutics, Inc. for all periods prior to the Effective Time and TopCo for all periods following the Effective Time.

(b) “Filing Deadline” means, with respect to the Initial Registration Statement required hereunder, the 30th calendar day following the Closing Date and, with respect to any New Registration Statements or other Registration Statement filed hereunder, the 21st calendar day following the later of (i) date on which the Company is permitted by SEC Guidance to file such New Registration Statement related to the Registrable Securities and (ii) the date on which the Company becomes aware of the necessity of filing such New Registration Statement related to the Registrable Securities.

(c) “Person” means any individual or entity including but not limited to any corporation, limited liability company, association, partnership, organization, business, individual, governmental or political subdivision thereof or a governmental agency.

(d) “Register,” “Registered,” and “Registration” refer to a registration effected by preparing and filing one or more registration statements of the Company in compliance with the 1933 Act and providing for offering securities on a continuous basis, and the declaration or ordering of effectiveness of such registration statement(s) by the U.S. Securities and Exchange Commission (the “SEC”).

(e) “Registrable Securities” means (i) all shares of TopCo common stock issued to the Purchasers at the closing of the Merger and (ii) any TopCo common stock issued or issuable with respect to the foregoing as a result of any stock split or subdivision, stock dividend, recapitalization, exchange or similar event. Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) upon the earliest to occur of (A) the date on which the Purchasers shall have resold all the Registrable Securities covered by the Registration Statement, (B) such Registrable Securities have been previously sold in accordance with Rule 144, (C) such securities become eligible for resale without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144, and (D) with respect to Registrable Securities held by a Purchaser that is not an affiliate of the Company, upon exchange of such Registrable Securities for unrestricted shares under an effective registration statement on Form S-4, if available and assuming any applicable legends (if any) are removed from such Registrable Securities in accordance with this Agreement, or if unavailable, another appropriate form filed with the SEC.

(f) “Registration Expenses” means all registration and filing fee expenses incurred by the Company in effecting any registration pursuant to this Agreement, including (i) all registration, qualification, and filing fees, printing expenses, and any other fees and expenses associated with filings required to be made with the SEC, the Financial Industry Regulatory Authority, Inc. or any other regulatory authority, (ii) all fees and expenses in connection with compliance with or clearing the Registrable Securities for sale under any securities or “Blue Sky” laws, (iii) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses, and (iv) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audit and cold comfort letters required by or incident to such performance); provided that in no event shall the Company be responsible for any underwriting, broker or similar fees or commissions of any Purchaser or, except to the extent provided for in the Subscription Agreement, any legal fees or other costs of the Purchasers.

(g) “Registration Statement” means any registration statement of the Company filed with, or to be filed with, the SEC under the 1933 Act, that Registers Registrable Securities, including the related preliminary or final prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement as may be necessary to comply with applicable securities laws. “Registration Statement” shall also include a New Registration Statement, as amended when each became effective, including all documents filed as part thereof or incorporated by reference therein, and including any information contained in a prospectus subsequently filed with the SEC.

(h) “Required Purchasers” means the Purchasers holding a majority of the Registrable Securities outstanding from time to time, provided that such majority includes each Purchaser who initially purchased (together with its affiliates and affiliated funds) at least $18 million of Closing Shares (as defined in the Subscription Agreement) pursuant to the Subscription Agreement and continues to hold such number of Closing Shares at the relevant time, provided further that such Closing Shares are Registrable Securities at the relevant time.

(i) “SEC Guidance” means (i) any publicly-available written or oral guidance of the SEC staff, or any comments, requirements or requests of the SEC staff (whether or not publicly-available); provided, that any such oral guidance, comments, requirements or requests are reduced to writing by the SEC (and shared with the Purchasers upon request if not publicly-available) and (ii) the 1933 Act.

(j) “Selling Expenses” means all underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all similar fees and commissions relating to a Purchaser’s disposition of its Registrable Securities, including any legal fees or other costs of such Purchaser.

2. REGISTRATION.

(a) Mandatory Registration. The Company shall, as promptly as reasonably practicable and in any event no later than the Filing Deadline, prepare and file with the SEC an initial Registration Statement (the

“Initial Registration Statement”) covering the resale of all of the Registrable Securities. Before filing any Registration Statement, the Company shall furnish to the Purchasers a copy of the Registration Statement. The Purchasers and their respective counsel shall have at least three (3) Business Days prior to the anticipated filing date of a Registration Statement to review and comment upon such Registration Statement and any amendment or supplement to such Registration Statement and any related prospectus (including any documents incorporated by reference therein), prior to its filing with the SEC. Subject to any SEC comments, such Registration Statement shall include the plan of distribution substantially in the form attached hereto as Exhibit A. Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional shares of Common Stock resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities. The Company shall (a) use commercially reasonable efforts to address in each such document prior to being so filed with the SEC such comments as the Purchaser or its counsel reasonably proposed to the Company, and (b) not file any Registration Statement or related prospectus or any amendment or supplement thereto containing information regarding the Purchaser to which such Purchaser reasonably (x) objects or (y) believes contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such information is required (in the good faith opinion of the Company) to comply with any applicable law or regulation or SEC Guidance. Each Purchaser shall furnish all information with respect to such Purchaser reasonably requested by the Company and as shall be reasonably required in connection with any registration referred to in this Agreement.

(b) Effectiveness. The Company shall use reasonable best efforts to have the Initial Registration Statement and any amendment declared effective by the SEC at the earliest possible date but no later than the earlier of (a) the seventy-fifth (75th) calendar day following the initial filing date of the Initial Registration Statement if the SEC notifies the Company that it will “review” the Initial Registration Statement and (b) the fifth (5th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Initial Registration Statement will not be “reviewed” or will not be subject to further review (the “Effectiveness Deadline”). The Company shall notify the Purchaser by e-mail as promptly as practicable, and in any event, within twenty-four (24) hours, after the Registration Statement is declared effective or is supplemented and shall provide the Purchaser with copies of any related prospectus to be used in connection with the sale or other disposition of the securities covered thereby. The Company shall use reasonable best efforts to keep the Initial Registration Statement continuously effective pursuant to Rule 415 promulgated under the 1933 Act and available for the resale by the Purchasers of all of the Registrable Securities covered thereby at all times until the earliest to occur of the following events: (i) the date on which the Purchasers shall have resold all the Registrable Securities covered thereby and (ii) the date on which the Registrable Securities may be resold by the Purchasers without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 under the 1933 Act or any other rule of similar effect (the “Registration Period”). The Initial Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(c) Sufficient Number of Shares Registered. In the event the number of shares available under the Initial Registration Statement at any time is insufficient to cover the Registrable Securities, the Company shall, to the extent necessary and permissible, amend the Initial Registration Statement or file a new registration statement (together with any prospectuses or prospectus supplements thereunder, a “New Registration Statement”), so as to cover all of such Registrable Securities as soon as reasonably practicable, but in any event not later than the Filing Deadline. The Company shall use its reasonable best efforts to have such amendment and/or New Registration Statement become effective as soon as reasonably practicable following the filing thereof but no later than the earlier of the (i) seventy-fifth (75th) calendar day following the initial filing date of the New Registration Statement if the SEC notifies the Company that it will “review” the New Registration Statement and (ii) the fifth (5th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier)

by the SEC that the New Registration Statement will not be “reviewed” or will not be subject to further review (the earlier of such dates, the “New Registration Effectiveness Deadline”). The provisions of Sections 2(a) and 2(b) shall apply to the New Registration Statement, except as modified hereby.

(d) Liquidated Damages. If (i) the Initial Registration Statement has not been filed by the Filing Deadline, (ii) the Initial Registration Statement has not been declared effective by the Effectiveness Deadline, (iii) the New Registration Statement has not been filed by the Filing Deadline, (iv) the New Registration Statement has not been declared effective by the New Registration Effectiveness Deadline or (v) after any Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to such Registration Statement for any reason (including without limitation by reason of a stop order, or the Company’s failure to update such Registration Statement), but excluding any Allowed Delay (as defined below) or, if the Registration Statement is on Form S-1, for a period of 20 days following the date on which the Company files a post-effective amendment to incorporate the Company’s Annual Report on Form 10-K, then the Company will make pro rata payments to each Purchaser then holding Registrable Securities, as liquidated damages and not as a penalty, in an amount equal to 1.0% of the aggregate amount paid pursuant to the Subscription Agreement by such Purchaser for such Registrable Securities then held by such Purchaser for each 30-day period or pro rata for any portion thereof during which the failure continues (the “Blackout Period”), provided that no liquidated damages shall be payable (i) if as of the relevant date, the Registrable Securities may be sold by the Purchaser without volume or manner of sale restrictions under Rule 144, and provided the Company is then in compliance with any current public information requirements thereunder, as determined by counsel to the Company pursuant to a written opinion letter to such effect, addressed and reasonably acceptable to the Purchaser and the Company’s transfer agent (regardless of whether the restrictive legend has been actually removed from the certificates representing such Registrable Securities), (ii) to a Purchaser in the event it is unable to lawfully sell any of its Registrable Securities because of possession of material non-public information, (iii) if and to the extent to, despite best efforts by the Company to avoid a breach hereof, the Company’s failure was caused by a government shutdown resulting in the SEC’s inability to review or declare effective the Registration Statement , (iv) to a Purchaser causing an event that relates to or is caused by any action or inaction taken by such Purchaser, or (v) with respect to any period after the expiration of the Registration Period. The Company shall not be liable for liquidated damages under this Agreement as to any Registrable Securities which are not permitted by the SEC to be included in a Registration Statement due solely to SEC Guidance; in such case, the liquidated damages shall be calculated to only apply to the percentage of Registrable Securities which are permitted in accordance with SEC Guidance to be included in such Registration Statement. Such payments shall constitute the Purchasers’ exclusive monetary remedy for such events, but shall not affect the right of the Purchasers to seek injunctive relief. The amounts payable as liquidated damages pursuant to this paragraph shall be paid in cash no later than five Business Days after each such 30-day period following the commencement of the Blackout Period until the termination of the Blackout Period (the “Blackout Period Payment Date”). Interest shall accrue at the rate of 0.5% per month (pro rated for any period less than a month) on any such liquidated damages payments that shall not be paid by the Blackout Period Payment Date until such amount is paid in full. Notwithstanding the above, in no event shall the aggregate amount of liquidated damages (or interest thereon) paid under this Agreement to any Purchaser exceed, in the aggregate, 5.0% of the aggregate purchase price of the Shares purchased by such Purchaser under the Subscription Agreement. Notwithstanding anything in this Section 2(d) to the contrary, during any periods that the Company is unable to meet its obligations hereunder with respect to the registration of the Registrable Securities because any Purchaser fails to furnish information required to be provided pursuant to Section 2(a) or Section 4(a) within three Business Days of the Company’s request, any liquidated damages that would otherwise accrue as to such Purchaser only shall be tolled until such information is delivered to the Company. The Effectiveness Deadline or New Registration Effectiveness Deadline, as applicable, shall be extended without default or liquidated damages hereunder in the event that the Company’s failure to obtain the effectiveness of the Registration Statement on a timely basis results from the failure of such Purchaser to timely provide the Company with information requested by the Company and necessary to complete the Registration Statement.

(e) Allowable Delays. On no more than two (2) occasions in any twelve (12)-month period for not more than thirty (30) consecutive days or for a total of not more than sixty (60) days, the Company may delay the effectiveness of the Initial Registration Statement or any other Registration Statement, or suspend the use of any prospectus included in any Registration Statement, in the event that the Company’s Board of Directors reasonably determines, in good faith and upon advice of legal counsel, that such delay or suspension is necessary to (A) delay the disclosure of material non-public information concerning the Company, including in connection with the negotiation or consummation of a material transaction by the Company that is pending, that would require additional disclosure by the Company in the Registration Statement of material non-public information that the Company has a bona fide business purpose for preserving as confidential and the non-disclosure of which would be expected, in the good faith opinion of the Company’s Board of Directors, upon advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements, or (B) amend or supplement the affected Registration Statement or the related prospectus so that such Registration Statement or prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the prospectus in light of the circumstances under which they were made, not misleading (an “Allowed Delay”); provided, that the Company shall promptly (i) notify each Purchaser in writing (email being sufficient) of the commencement of an Allowed Delay, but shall not (without the prior written consent of a Purchaser) disclose to such Purchaser any material non-public information giving rise to an Allowed Delay, (ii) advise the Purchasers in writing to cease all sales under the applicable Registration Statement until the end of the Allowed Delay and (iii) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable. Each Purchaser may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Purchaser not receive notices from the Company otherwise required by this Section 2(e); provided, however, that such Purchaser may later revoke any such Opt-Out Notice in writing, which shall be effective five (5) Business Days after the receipt thereof. Following receipt of an Opt-Out Notice from a Purchaser (unless subsequently revoked), the Company shall not deliver any notices pursuant to this Section 2(e) to such Purchaser and such Purchaser shall no longer be entitled to the rights associated with any such notice.

(f) Rule 415; Cutback. If at any time the SEC takes the position that the offering of some or all of the Registrable Securities in any Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the 1933 Act (provided, however, the Company shall be obligated to use commercially reasonable efforts to advocate with the SEC for the registration of all of the Registrable Securities) or requires any Purchaser to be named as an “underwriter,” the Company shall (i) promptly notify each holder of Registrable Securities thereof and (ii) make commercially reasonable efforts to persuade the SEC that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Purchasers is an “underwriter.” Each Purchaser shall have the right to have its legal counsel, at such Purchaser’s expense, to review and oversee any registration or matters pursuant to this Section 2(f), including to comment on any written submission made to the SEC with respect thereto. In the event that, despite the Company’s reasonable best efforts and compliance with the terms of this Section 2(f), the SEC refuses to alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the SEC may require to assure the Company’s compliance with the requirements of Rule 415 (collectively, the “SEC Restrictions”); provided, however, that the Company shall not name any Purchaser as an “underwriter” in such Registration Statement without the prior written consent of such Purchaser (provided that, in the event a Purchaser withholds such consent, the Company shall have no obligation hereunder to include any Registrable Securities of such Purchaser in any Registration Statement covering the resale thereof until such time as the SEC no longer requires such Purchaser to be named as an “underwriter” in such Registration Statement or such Purchaser otherwise consents in writing to being so named). Any cut-back imposed on the Purchasers pursuant to this Section 2(f) shall be applied first to any of the Registrable Securities of a Purchaser that the SEC has indicated cannot be included or must be limited in the number of Registrable Securities that can be included, and thereafter shall be allocated among the Purchasers on a pro rata basis, unless the SEC Restrictions otherwise require or provides otherwise, or a Purchaser otherwise agrees.

(g) Each Registration Statement filed hereunder shall be on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another form in accordance with the provisions of this Section 2(g)). If Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form and (ii) undertake to register the Registrable Securities on Form S-3 as soon as such form is available, provided that the Company shall use reasonable best efforts to maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the SEC.

3. RELATED COMPANY OBLIGATIONS.

With respect to the Registration Statement and whenever any Registrable Securities are to be Registered pursuant to Section 2, including on the Initial Registration Statement or on any New Registration Statement, the Company shall use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

(a) Notifications. The Company will promptly notify the Purchasers of the time when any subsequent amendment to the Initial Registration Statement or any New Registration Statement, other than documents incorporated by reference, has been filed with the SEC and/or has become effective or where a receipt has been issued therefor or any subsequent supplement to a prospectus has been filed and of any request by the SEC for any amendment or supplement to the Registration Statement, any New Registration Statement or any prospectus or for additional information regarding the Purchaser.

(b) Amendments. The Company will prepare and file with the SEC any amendments, post-effective amendments or supplements to the Initial Registration Statement, any New Registration Statement or any related prospectus, as applicable, that, (a) as may be necessary to keep such Registration Statement effective for the Registration Period and to comply with the provisions of the 1933 Act and the Securities Exchange Act of 1934, as amended (the “1934 Act”), with respect to the distribution of all of the Registrable Securities covered thereby, or (b) in the reasonable opinion of a Purchaser and the Company, as may be necessary or advisable in connection with any acquisition or sale of Registrable Securities by the Purchasers at least one (1) Business Day prior to filing.

(c) Purchaser Review. The Company will not file any amendment or supplement to the Registration Statement, any New Registration Statement or any prospectus, other than documents incorporated by reference, relating to any Purchaser, the Registrable Securities or the transactions contemplated hereby unless (A) the Purchaser and its counsel shall have been advised and afforded the opportunity to review and comment thereon at least three (3) Business Days prior to filing with the SEC and (B) the Company shall have given reasonable due consideration to any comments thereon received from the Purchaser or its counsel.

(d) Copies Available. The Company will furnish to any Purchaser whose Registrable Securities are included in any Registration Statement and its counsel copies of the Initial Registration Statement, any prospectus thereunder (including all documents incorporated by reference therein), any prospectus supplement thereunder, any New Registration Statement and all amendments to the Initial Registration Statement or any New Registration Statement that are filed with the SEC during the Registration Period (including all documents filed with or furnished to the SEC during such period that are deemed to be incorporated by reference therein), each letter written by or on behalf of the Company to the SEC or the staff of the SEC, and each item of correspondence from the SEC or the staff of the SEC, in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment) and such other documents as Purchaser may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Purchaser that are covered by such Registration Statement, in each case as soon as reasonably practicable upon such Purchaser’s request and in such quantities as such Purchaser may from time to time reasonably request; provided, however, (x) that the Company shall not be required to furnish any document to the Purchaser to the extent such document is available on EDGAR and (y) the Company shall redact any sections of such documents that may contain material non-public information unless the Purchaser consents in writing to receive such information and agree to hold it in confidence.

(e) Notification of Stop Orders; Material Changes. The Company shall use commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and, (ii) if such order is issued, obtain the withdrawal of any such order as soon as practicable. The Company shall advise the Purchasers promptly (but in no event later than 24 hours) and shall confirm such advice in writing, in each case: (1) of the Company’s receipt of notice of any request by the SEC or any other federal or state governmental authority for amendment of or a supplement to the Registration Statement or any prospectus or for any additional information; (2) of the Company’s receipt of notice of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Initial Registration Statement or prohibiting or suspending the use of any prospectus or prospectus supplement, or any New Registration Statement, or of the Company’s receipt of any notification of the suspension of qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or contemplated initiation of any proceeding for such purpose; and (3) of the Company becoming aware of the happening of any event, which makes any statement of a material fact made in any Registration Statement or any prospectus untrue or which requires the making of any additions to or changes to the statements then made in any Registration Statement or any prospectus in order to state a material fact required by the 1933 Act to be stated therein or necessary in order to make the statements then made therein (in the case of any prospectus, in light of the circumstances under which they were made) not misleading, or of the necessity to amend any Registration Statement or any prospectus to comply with the 1933 Act or any other law. The Company shall not be required to disclose to the Purchasers (and shall not so disclose to any Purchaser without such Purchaser’s prior written consent) the substance of specific reasons of any of the events set forth in clauses (1) through (3) of the immediately preceding sentence and shall not provide any material non-public information to the Purchasers in such notice (each, a “Suspension Event”), but rather, shall only be required to disclose that the event has occurred. If at any time the SEC, or any other federal or state governmental authority shall issue any stop order suspending the effectiveness of any Registration Statement or prohibiting or suspending the use of any prospectus or prospectus supplement, the Company shall use its reasonable best efforts to obtain the withdrawal of such order at the earliest practicable time. The Company shall furnish to any Purchaser, without charge, a copy of any correspondence from the SEC or the staff of the SEC, or any other federal or state governmental authority to the Company or its representatives relating to the Initial Registration Statement, any New Registration Statement or any prospectus, or prospectus supplement as the case may be. In the event of a Suspension Event set forth in clause (3) of the second sentence of this Section 3(e), the Company will use its commercially reasonable efforts to publicly disclose such event as soon as reasonably practicable, or otherwise resolve the matter such that sales under Registration Statements may resume.

(f) Confirmation of Effectiveness. If reasonably requested by a Purchaser at any time in respect of any Registration Statement, the Company shall deliver to such Purchaser a written confirmation (email being sufficient) from Company’s counsel of whether or not the effectiveness of such Registration Statement has lapsed at any time for any reason (including, without limitation, the issuance of a stop order) and whether or not such Registration Statement is currently effective and available to the Purchaser for sale of Registrable Securities.

(g) Listing. The Company shall use best efforts to cause all Registrable Securities covered by a Registration Statement to be listed on the Nasdaq Stock Market and any other National Exchange upon which the Registrable Securities are then listed.

(h) Compliance. The Company shall otherwise use best efforts to comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act, including, without limitation, Rule 172 under the 1933 Act, file any final prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the 1933 Act, promptly inform the Purchaser in writing if, at any time during the Registration Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Purchaser is required to deliver a prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder, and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve (12) months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the 1933 Act, including Rule 158 promulgated thereunder (for the purpose of this Section 3(h), “Availability Date” means the forty-fifth (45th) day following the end of the fourth (4th) fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth (4th) fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the ninetieth (90th) day after the end of such fourth (4th) fiscal quarter).

(i) Blue-Sky. The Company shall register or qualify or cooperate with a Purchaser and its counsel in connection with the registration or qualification of such Registrable Securities for the offer and sale under the securities or blue sky laws of such jurisdictions reasonably requested by such Purchaser; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(i), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Section 3(i), or (iii) file a general consent to service of process in any such jurisdiction.

(j) Rule 144. With a view to making available to the Purchasers the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the SEC that may at any time permit the Purchasers to sell shares of TopCo common stock to the public without registration, for so long as any Registrable Securities are outstanding, the Company covenants and agrees to use best efforts to: (i) make and keep adequate current public information available, as those terms are understood and defined in Rule 144; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the 1934 Act; and (iii) furnish electronically to each Purchaser upon request, as long as such Purchaser owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the 1934 Act, (B) a copy of or electronic access to the Company’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, and (C) such other information as may be reasonably requested in order to avail such Purchaser of any rule or regulation of the SEC that permits the selling of any such Registrable Securities without registration.

(k) Cooperation. The Company shall cooperate with the holders of the Registrable Securities to facilitate the timely preparation and delivery of certificates or uncertificated shares representing the Registrable Securities to be sold pursuant to such Registration Statement or Rule 144 free of any restrictive legends and representing such number of shares of Common Stock and registered in such names as the holders of the Registrable Securities may reasonably request in accordance with the provisions of the Subscription Agreement, and the Company may satisfy its obligations hereunder without issuing physical stock certificates through the use of The Depository Trust Company’s Direct Registration System.

(l) Removal of Restrictive Legends. Without limiting Section 5.09 of the Subscription Agreement, the Company shall use commercially reasonable efforts to cause the Company’s transfer agent to remove any restrictive legend from any Registrable Securities, as promptly as practicable following effectiveness of the applicable Registration Statement, without any request for removal being required from any holder of Registrable Securities.

4. OBLIGATIONS OF THE PURCHASERS.

(a) Purchaser Information. Each Purchaser shall provide a completed Investor Questionnaire in the form attached hereto as Exhibit B or such other form of questionnaire or information reasonably required by the Company in connection with the registration of the Registrable Securities within three (3) Business Days of request by the Company and no later than the end of the third (3rd) Business Day following the date on which such Purchaser receives draft materials in accordance with Section 2(a).

(b) Suspension of Sales. Each Purchaser, severally and not jointly with any other Purchaser, agrees that, upon receipt of any notice from the Company of the existence of an Allowed Delay or Suspension Event, the Purchaser will promptly discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until the Purchaser’s receipt of a notice from the Company confirming the resolution of such Allowed Delay or Suspension Event and that such dispositions may again be made; provided, for the avoidance of doubt, that the foregoing shall not limit the right of a Purchaser to sell or otherwise dispose of the Registrable Securities pursuant to Rule 144 or any other exemption from the registration requirements of the 1933 Act or to settle a transaction pursuant to a Registration Statement as to which a contract for such sale was entered into prior to such Purchaser’s receipt of the notice from the Company of the existence of the Allowed Delay or Suspension Event. The Company shall cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of a Purchaser in accordance with any sale of Registrable Securities pursuant to a Registration Statement with respect to which such Purchaser has entered into a contract for sale prior to such Purchaser’s receipt of the notice from the Company of the existence of the Allowed Delay or Suspension Event.

(c) Purchaser Cooperation. Each Purchaser, severally and not jointly with any other Purchaser, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any amendments and supplements to any Registration Statement or New Registration Statement hereunder, unless such Purchaser has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement.

5. EXPENSES OF REGISTRATION.

All Registration Expenses incurred in connection with registrations pursuant to this Agreement shall be borne by the Company. All Selling Expenses relating to securities registered on behalf of a Purchaser shall be borne by such Purchaser.

6. INDEMNIFICATION.

(a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Purchaser, each Person, if any, who controls each Purchaser, the members, shareholders, directors, officers, partners, employees, members, managers, agents, representatives and advisors of each Purchaser and each Person, if any, who controls each Purchaser within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Person”), against any losses, obligation, claims, damages, liabilities, contingencies, judgments, fines, penalties, charges and costs (including, without limitation, court costs and costs of preparation, reasonable and documented attorneys’ fees, amounts paid in settlement (with the prior consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed) or reasonable and documented expenses (collectively, “Indemnified Damages”)) reasonably incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency or body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Claims”), to which any of them may become subject insofar as such Claims arise out of or are based upon: (i) any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement, any preliminary prospectus or final prospectus, or any amendment or supplement thereof, or (ii) any violation or alleged violation by the Company of the 1933 Act, 1934 Act or any other state securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered or any rule or regulation promulgated thereunder applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration of the Registrable Securities (the matters in the foregoing clauses (i) and (ii) being, collectively, “Violations”). The Company shall reimburse each Indemnified Person promptly as such Indemnified Damages are incurred and are due and payable in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (A) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by the Purchaser or such Indemnified Person specifically for use in such Registration Statement and was reviewed and approved in writing by such Purchaser or such Indemnified Person expressly for use in connection with the preparation of any Registration Statement, any prospectus or any such amendment thereof or supplement thereto if the foregoing was timely made available by the Company; (B) with respect to any superseded prospectus, shall not inure to the benefit of any such Person from whom the Person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any other Indemnified

Person) if the untrue statement or omission of material fact contained in the superseded prospectus was corrected in the revised prospectus, as then amended or supplemented, and the Indemnified Person was promptly advised in writing not to use the outdated, defective or incorrect prospectus prior to the use giving rise to a Violation; (C) shall not be available to the extent such Claim is based on a failure of the Indemnified Person to deliver, or cause to be delivered, if required the prospectus to the Persons asserting an untrue statement or omission or alleged untrue statement or omission at or prior to the written confirmation of the sale of Registrable Securities; and (D) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Purchaser pursuant to Section 8.

(b) In connection with the Initial Registration Statement, any New Registration Statement or any prospectus, each Purchaser, severally and not jointly, agree to indemnify, hold harmless and defend, the Company, each of its directors and officers who signed the Initial Registration Statement or signs any New Registration Statement, and each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Party”), against any losses, claims, damages, liabilities and expenses (including reasonable attorney fees) resulting from (i) any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement or (ii) any Violation or alleged Violation by the Purchaser of its obligations under this Agreement, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with information about the relevant Purchaser furnished in writing by or on behalf of such Purchaser to the Company expressly for use in connection with the preparation of the Registration Statement, any New Registration Statement, any prospectus or any such amendment thereof or supplement thereto, and which was provided to such Purchaser or such Indemnified Person for review prior to use in the Registration Statement, any New Registration Statement, any prospectus or any such amendment thereof or supplement thereto. In no event shall the liability of a Purchaser be greater in amount than the dollar amount of the proceeds (net of all expense paid by such Purchaser in connection with any claim relating to this Section 6 and the amount of any damages such Purchaser has otherwise been required to pay by reason of such Violation) received by such Purchaser upon the sale of the Registrable Securities included in such Registration Statement giving rise to such indemnification obligation. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by a Purchaser pursuant to Section 8.

(c) Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be, and upon such notice, the indemnifying party shall not be liable to the Indemnified Person or the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Person or the Indemnified Party in connection with the defense thereof; provided, however, that an Indemnified Person or Indemnified Party (together with all other Indemnified Persons and Indemnified Parties that may be represented without conflict by one counsel) shall have the right to retain its own counsel with the reasonable fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The Indemnified Party or Indemnified Person shall cooperate with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim. The indemnifying party shall keep the Indemnified Party or

Indemnified Person fully apprised as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the Indemnified Party or Indemnified Person in respect to or arising out of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing or malfeasance by or on behalf of, the Indemnified Party or Indemnified Person. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

(d) The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred. Any Person receiving a payment pursuant to this Section 6 which person is later determined to not be entitled to such payment shall return such payment (including reimbursement of expenses) to the person making it.

(e) The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

7. CONTRIBUTION.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds (net of all expenses paid by such holder in connection with any claim relating to this Section 7 and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by such seller from the sale of such Registrable Securities giving rise to such contribution obligation.

8. ASSIGNMENT OF REGISTRATION RIGHTS.

The Company shall not assign this Agreement or any rights or obligations hereunder (whether by operation of law or otherwise) without the prior written consent of the Purchasers holding a majority of the Registrable Securities then outstanding (voting together as a single class); provided, however, that in any transaction, whether by merger, reorganization, restructuring, consolidation, financing or otherwise, whereby the Company is a party and in which the Registrable Securities are converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by the Purchaser in connection with such transaction unless such securities are otherwise freely tradable by the Purchaser after giving effect to such transaction, and the prior written consent of the Purchasers holding a majority of the Registrable Securities then outstanding (voting together as a single class) shall not be required for such transaction. No Purchaser may assign its rights under this Agreement, other than to an affiliate of such Purchaser or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of the Purchaser, without the prior written consent of the Company. The provisions of this Agreement shall be binding upon and inure to the benefit of the Purchaser and its successors and permitted assigns.

9. AMENDMENTS AND WAIVERS.

The provisions of this Agreement, including the provisions of this sentence, may be amended, modified or supplemented, or waived only by a written instrument executed by (i) the Company and (ii) the Required Purchasers, provided that (a) any party may give a waiver as to itself, (b) any amendment, modification, supplement or waiver that disproportionately and adversely affects the rights and obligations of any Purchaser relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely affected Purchaser or each Purchaser, as applicable, and (c) any amendments to Section 6 or to the definitions of “Filing Deadline,” “Effectiveness Deadline,” “New Registration Effectiveness Deadline” or “Registration Period” shall require the written consent of each Purchaser. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of one or more Purchasers and that does not adversely directly or indirectly affect the rights of other Purchasers may be given by Purchasers holding a majority of the Registrable Securities to which such waiver or consent relates.

10. MISCELLANEOUS.

(a) Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (a) when delivered, if delivered personally, (b) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (c) one (1) Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next Business Day delivery, or (d) when delivered, in the case of email, in each case to the intended recipient as set forth below, with respect to the Company, and with respect to the Purchasers, to the addresses and emails set forth in Schedule I to the Subscription Agreement and/or each Purchasers’ respective signature page.

if to the Company:

Avenzo Therapeutics, Inc.

12707 High Bluff Dr.

Suite 200

San Diego, CA 92130

Attention: Legal Department

Email: [***]

with a copy to (which shall not constitute notice):

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

Attention: Charles Bair; Wade Andrews

Email: cbair@cooley.com; wandrews@cooley.com

or at such other address as the Company or each Purchaser may specify by written notice to the other parties hereto in accordance with this Section 10(a).

(b) No Waiver. No failure or delay on the part of either party hereto in the exercise of any power, right or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other right, power or privilege.

(c) Governing Law; Submission to Jurisdiction; Venue; Waiver of Trial by Jury. The provisions of Section 8.05 of the Subscription Agreement are incorporated by reference herein mutatis mutandis.

(d) Entire Agreement. This Agreement, the Subscription Agreement and any other agreement contemplated hereby or thereby (including all schedules and exhibits hereto and thereto) constitute the entire agreement between the parties hereto respecting the subject matter hereof and thereof and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof and thereof, whether written or oral.

(e) Headings. The titles, subtitles and headings in this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(f) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile or pdf signature including any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile or pdf (or other electronic reproduction of a) signature.

(g) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(h) Contract Interpretation. This Agreement is the joint product of each Purchaser and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

(i) No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person except as expressly provided in this Agreement. Except as set forth in Sections 6, 7 and 8, nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(j) Severability. If any part or provision of this Agreement is held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

(k) Non-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Company covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any current or future director, officer, employee, stockholder, general or limited partner or member of any Purchaser or of any affiliates or assignees thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, stockholder, general or limited partner or member of any Purchaser or of any affiliates or assignees thereof, as such for any obligation of any Purchaser under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

(l) Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Purchaser shall be entitled to seek specific performance of the agreements and obligations of the Company hereunder and to such other injunction or equitable relief as may be granted by a court of competent jurisdiction.

(m) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of date first written above.

COMPANY:

AVENZO THERAPEUTICS, INC.

By:
Name: Athena Countouriotis, M.D.
Title: President & Chief Executive Officer

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of date first written above.

PARENT:

RALLYBIO CORPORATION

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of date first written above.

PURCHASER:

Name of Investor

(Signature)

Name of Signing Party

Title of Signing Party

Address:

Email:

[Signature Page to Registration Rights Agreement]

Exhibit A

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	distributions to members, partners, stockholders or other equityholders of the selling stockholders;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales and settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling stockholders for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or another available exemption from the registration requirements under the Securities Act.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act (it being understood that the selling stockholders shall not be deemed to be underwriters solely as a result of their participation in this offering). Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to use commercially reasonable efforts to cause the registration statement of which this prospectus constitutes a part to become effective and to remain continuously effective until the earlier of: (i) the date on which the selling stockholders shall have resold or otherwise disposed of all the shares covered by this prospectus and (ii) the date on which the shares covered by this prospectus no longer constitute “Registrable Securities” as such term is defined in the Registration Rights Agreement, such that they may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations and without current public information pursuant to Rule 144 under the Securities Act or any other rule of similar effect.

Exhibit B

Investor Questionnaire

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1.	Name.

	(a)	Full Legal Name of Investor

	(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

	(c)	Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

2.	Address for Notices to Investor:

Telephone:

E-Mail: ______________________________________________________________________________________

Contact Person:

3.	Broker-Dealer Status:

(a)	Are you a broker-dealer?

Yes ☐ No ☐

(b)	If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?

Yes ☐ No ☐

Note: If “no” to Section 3(b), the SEC’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c)	Are you an affiliate of a broker-dealer?

Yes ☐ No ☐

(d)

If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐ No ☐

Note: If “no” to Section 3(d), the SEC’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

4.	Beneficial Ownership of Securities of the Company Owned by the Investor.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Subscription Agreement.

(a)	Type and Amount of other securities beneficially owned by the Investor:

5.	Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

The undersigned agrees to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective; provided, that the undersigned shall not be required to notify the Company of any changes to the number of securities held or owned by the undersigned or its affiliates.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Date:	Beneficial Owner:

By:
Name: Title:

PLEASE EMAIL A .PDF COPY OF THE COMPLETED AND EXECUTED QUESTIONNAIRE TO:

ANNEX I

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

[RALLYBIO CORPORATION]1, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is [Rallybio Corporation] (the “Corporation”). The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 30, 2021 (the “Certificate of Incorporation”). The Certificate of Incorporation was amended on July 12, 2021. The Certificate of Incorporation, as amended, was amended and restated on August 2, 2021 (the “Restated Certificate”). The Restated Certificate was further amended on February 6, 2026 [and     , 2027]2. This Certificate of Amendment (the “Amendment”) amends certain provisions of the Restated Certificate, and has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

2. The Board of Directors of the Corporation has duly adopted a resolution, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth the following amendment to the Restated Certificate, and declaring the Amendment to be advisable.

3. This Amendment was duly adopted by the vote of the stockholders holding the requisite number of shares of outstanding stock of the Corporation entitled to vote thereon in accordance with the provisions of Sections 216 and 242 of the General Corporation Law of the State of Delaware.

4. The Restated Certificate is hereby amended by adding the following Article XI — REVERSE STOCK SPLIT:

ARTICLE XI — REVERSE STOCK SPLIT

As of 12:01 A.M. (Eastern Time) on      , 2026 (the “Effective Time”), each issued and outstanding share of the Corporation’s Common Stock (including each share of treasury stock, collectively, the “Pre-Split Stock”) shall automatically and without any action on the part of the holder thereof be reclassified as and reduced to      of a share of Common Stock (such reduction of shares designated as the “Reverse Stock Split”). The par value of the Corporation’s Common Stock following the Reverse Stock Split shall remain $0.0001 per share. Each holder of a certificate or certificates of Pre-Split Stock shall be entitled to receive, upon surrender of such certificates to the Corporation’s transfer agent for cancellation, a new certificate or certificates for a number of shares equal to such holder’s Pre-Split Stock divided by     , with any fraction resulting from such division rounded down to the nearest whole number (in each case, such fraction, if any, being a “Fractional Share”). No Fractional Shares will be issued for Pre-Split Stock in connection with the Reverse Stock Split. Each holder of Pre-Split Stock at the Effective Time who would otherwise be entitled to a Fractional Share shall, in lieu thereof, receive a cash payment equal to x) the Fractional Share multiplied by y) the closing price of the Company’s Common Stock as reported on The Nasdaq Capital Market or other principal market of the Common Stock on the first business day immediately preceding the date of the Effective Time.”

5. This Amendment shall be effective as of      , 2026 in accordance with the provisions of Section 103(d) of the General Corporation Law of the State of Delaware.

6. Except as set forth in this Amendment, the Restated Certificate remains in full force and effect.

IN WITNESS WHEREOF, the undersigned has duly executed this Amendment in the name of and on behalf of the Corporation on this      day of      , 2026.

[RALLYBIO CORPORATION]

By:
Name:	Stephen Uden, M.D.
Title:	Chief Executive Officer

[1]	References to RallyBio Corporation to be updated to “Avenzo Therapeutics, Inc.” if implemented after the Closing.
[2]	To include the name change amendment if implemented after Closing.

ANNEX J

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

RALLYBIO CORPORATION

Pursuant to Section 242 and Section 103

of the General Corporation Law of the State of Delaware

Rallybio Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

1.

The Board of Directors of the Corporation, acting in accordance with Section 242 of the DGCL, duly adopted resolutions declaring advisable the amendments to the Certificate of Incorporation of the Corporation filed with the Secretary of State on    , 2026 (the “Certificate of Incorporation”) set forth in paragraphs 2 and 3 of this Certificate of Amendment.

2.	Article I of the Certificate of Incorporation is hereby deleted in its entirety and replaced by the following Article I in lieu thereof:

“The name of this corporation is Avenzo Therapeutics, Inc. (the “Corporation”).”

3.	All references in the Certificate of Incorporation to “Rallybio Corporation” are hereby replaced with “Avenzo Therapeutics, Inc.”

In witness whereof, the undersigned duly authorized officer of the Corporation has executed this Certificate of Amendment on      , 2026.

By:
Name:	Stephen Uden, M.D.
Title:	Chief Executive Officer

ANNEX K

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

RALLYBIO CORPORATION

The undersigned, being an officer of Rallybio Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies, pursuant to Section 242 and Section 103 of the DGCL, the following:

1.

The name of the Corporation is Rallybio Corporation. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 30, 2021 (the “Certificate of Incorporation”). The Certificate of Incorporation was amended on July 12, 2021. The Certificate of Incorporation, as amended, was amended and restated on August 2, 2021 (the “Restated Certificate”). The Restated Certificate was further amended on February 6, 2026. This Certificate of Amendment (the “Amendment”) amends certain provisions of the Restated Certificate, and has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware. The name of this corporation is Rallybio Corporation, and this corporation was originally incorporated pursuant to the DGCL on January 1, 2019.

2.

The Board of Directors of the Corporation has duly adopted a resolution, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth the following amendment to the Restated Certificate, and declaring the Amendment to be advisable.

3.	The first sentence of section (a) of Article Fourth of the Certificate of Incorporation of the Corporation is hereby amended in its entirety to read as follows:

The total number of shares of stock which the Corporation shall have authority to issue is      shares, consisting of      shares of Common Stock, par value $0.0001 per share (“Common Stock”) and      shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”).

4.	The foregoing amendment has been consented to and authorized by the stockholders of the Corporation by written consent given in accordance with the provisions of Section 228 of the DGCL.

5.	The foregoing amendment was duly adopted by a majority of the directors of the Corporation in accordance with the provisions of Section 141 and Section 242 of the DGCL.

IN WITNESS WHEREOF, this certificate has been executed by a duly authorized officer of this corporation on this    day of    , 2026.

By:
Name:	Stephen Uden, M.D.
Title:	Chief Executive Officer

ANNEX L

AVENZO THERAPEUTICS, INC.

2026 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: [    ], 2026

APPROVED BY THE STOCKHOLDERS: [   ], 2026

1. GENERAL.

(a) Successor to and Continuation of Prior Plan. The Plan is the successor to and continuation of the Prior Plan. As of the Effective Date, (i) no additional awards may be granted under the Prior Plan; (ii) any Returning Shares will become available for issuance pursuant to Awards granted under this Plan; and (iii) all outstanding awards granted under the Prior Plan will remain subject to the terms of the Prior Plan (except to the extent such outstanding awards result in Returning Shares that become available for issuance pursuant to Awards granted under this Plan). All Awards granted under this Plan will be subject to the terms of this Plan.

(b) Plan Purpose. The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.

(c) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.

(d) Adoption Date; Effective Date. The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.

2. SHARES SUBJECT TO THE PLAN.

(a) Share Reserve. Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed [    ]1 shares, which is the sum of: (i) [    ]2 new shares, plus (ii) up to [    ] Returning Shares, as such shares become available from time to time. In addition, subject to any adjustments as necessary to implement any Capitalization Adjustments, such aggregate number of shares of Common Stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2027 and ending on (and including) January 1, 2036, in an amount equal to five percent (5%) of the total number of Fully Diluted Shares on December 31 of the preceding year; provided, however, that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Common Stock.

(b) Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is [     ]3 shares.

[1]	NTD: Equal to 18% of the Parent Common Stock issued and outstanding immediately after the Effective Time.
[2]	NTD: Amount equal to the total share reserve (e.g., maximum number of shares), less Returning Shares.
[3]	NTD: To be equal to share reserve, multiplied by 3.

(c) Share Reserve Operation.

(i) Limit Applies to Common Stock Issued Pursuant to Awards. For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(ii) Actions that Do Not Constitute Issuance of Common Stock and Do Not Reduce Share Reserve. The following actions do not result in an issuance of shares under the Plan and accordingly do not reduce the number of shares subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued; (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather than Common Stock); (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award; or (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award.

(iii) Reversion of Previously Issued Shares of Common Stock to Share Reserve. The following shares of Common Stock previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve will be added back to the Share Reserve and again become available for issuance under the Plan: (1) any shares that are forfeited back to or repurchased by the Company because of a failure to meet a contingency or condition required for the vesting of such shares; (2) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award; and (3) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award.

3. ELIGIBILITY AND LIMITATIONS.

(a) Eligible Award Recipients. Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.

(b) Specific Award Limitations.

(i) Limitations on Incentive Stock Option Recipients. Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).

(ii) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(iii) Limitations on Incentive Stock Options Granted to Ten Percent Stockholders. A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (1) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (2) the Option is not exercisable after the expiration of five years from the date of grant of such Option.

(iv) Limitations on Nonstatutory Stock Options and SARs. Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A or unless such Awards otherwise comply with the requirements of Section 409A.

(c) Aggregate Incentive Stock Option Limit. The aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is the number of shares specified in Section 2(b).

(d) Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any calendar year, including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed (1) $750,000 in total value or (2) in the event such Non-Employee Director is first appointed or elected to the Board during such calendar year, $1,000,000 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes. The limitations in this Section 3(d) shall apply commencing with the first calendar year that begins following the Effective Date.

4. OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated or if an Option designated as an Incentive Stock Option fails to qualify as an Incentive Stock Option, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each Option Agreement and SAR Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(a) Term. Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.

(b) Exercise or Strike Price. Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.

(c) Exercise Procedure and Payment of Exercise Price for Options. In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:

(i) by cash or check, bank draft or money order payable to the Company;

(ii) pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the U.S. Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Common Stock is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and (5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;

(iv) if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or

(v) in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.

(d) Exercise Procedure and Payment of Appreciation Distribution for SARs. In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the SAR Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.

(e) Transferability. Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:

(i) Restrictions on Transfer. An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.

(ii) Domestic Relations Orders. Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.

(f) Vesting. The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the applicable Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs will cease upon termination of the Participant’s Continuous Service.

(g) Termination of Continuous Service for Cause. Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.

(h) Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause. Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):

(i) three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);

(ii) 12 months following the date of such termination if such termination is due to the Participant’s Disability;

(iii) 18 months following the date of such termination if such termination is due to the Participant’s death; or

(iv) 18 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).

Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in the terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.

(i) Restrictions on Exercise; Extension of Exercisability. A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last thirty days of the applicable Post-Termination Exercise Period: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law, or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company’s Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).

(j) Non-Exempt Employees. No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the U.S. Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the U.S. Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such

Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

(k) Whole Shares. Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.

5. AWARDS OTHER THAN OPTIONS AND STOCK APPRECIATION RIGHTS.

(a) Restricted Stock Awards and RSU Awards. Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board; provided, however, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(i) Form of Award.

(1) Restricted Stock Awards: To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock subject to a Restricted Stock Award may be (A) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (B) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.

(2) RSU Awards: An RSU Award represents a Participant’s right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of an RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company’s unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any RSU Award Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).

(ii) Consideration.

(1) Restricted Stock Awards: A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) services to the Company or an Affiliate, or (C) any other form of consideration as the Board may determine and permissible under Applicable Law.

(2) RSU Awards: Unless otherwise determined by the Board at the time of grant, an RSU Award will be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.

(iii) Vesting. The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant’s Continuous Service.

(iv) Termination of Continuous Service. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason, (1) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement and the Participant will have no further right, title or interest in the Restricted Stock Award, the shares of Common Stock subject to the Restricted Stock Award, or any consideration in respect of the Restricted Stock Award and (2) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.

(v) Dividends and Dividend Equivalents. Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement.

(vi) Settlement of RSU Awards. An RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.

(b) Performance Awards. With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board.

(c) Other Awards. Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.

6. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan and the maximum number of shares by which the Share Reserve may annually increase pursuant to Section 2(a); (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(b); and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Common Stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock shall be created in order to implement any Capitalization Adjustment. The Board shall determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section.

(b) Dissolution or Liquidation. Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service, provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) Corporate Transaction. The following provisions will apply to Awards in the event of a Corporate Transaction, except as set forth in Section 11, unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award.

(i) Awards May Be Assumed. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Awards outstanding under the Plan or may substitute similar awards for Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Award or substitute a similar award for only a portion of an Award, or may choose to assume, continue or substitute the Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution will be set by the Board.

(ii) Awards Held by Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Awards (and, with respect to Options and Stock Appreciation Rights, the time when such Awards may be exercised) will be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective time of the Corporate Transaction), and such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Corporate Transaction). With respect to the vesting of Performance Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the Award Agreement, the vesting of such Performance Awards will accelerate at 100% of the target level upon the occurrence of the Corporate Transaction in which the Awards are not assumed, continued or substituted in accordance with Section 6(c)(i). With respect to the vesting of Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Corporate Transaction or such later date as required to comply with Section 409A of the Code.

(iii) Awards Held by Persons other than Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current

Participants, such Awards will terminate if not exercised (if applicable) prior to the occurrence of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

(iv) Payment for Awards in Lieu of Exercise. Notwithstanding the foregoing, in the event an Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Award may not exercise such Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), over (2) any exercise price payable by such holder in connection with such exercise.

(d) Appointment of Stockholder Representative. As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.

(e) No Restriction on Right to Undertake Transactions. The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company, the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any Change in Control, any Corporate Transaction, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

7. ADMINISTRATION.

(a) Administration by Board. The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in subsection (c) below.

(b) Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of Common Stock or cash equivalent with respect to which an Award will be granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.

(v) To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock, including any Corporate Transaction, for reasons of administrative convenience.

(vi) To suspend or terminate the Plan at any time. Suspension or termination of the Plan will not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vii) To amend the Plan in any respect the Board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of the Plan will not be Materially Impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(viii) To submit any amendment to the Plan for stockholder approval.

(ix) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(x) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(xi) To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are non-U.S. nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant non-U.S. jurisdiction).

(xii) To effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (2) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under the Plan or another equity plan of the Company, covering the same or a different number of shares of Common Stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with the Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Rule 16b-3 Compliance. To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.

(d) Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(e) Delegation to Other Person or Body. The Board or any Committee may delegate to one or more persons or bodies the authority to do one or more of the following to the extent permitted by Applicable Law: (i) designate recipients, other than Officers, of Awards, provided that no person or body may be delegated authority to grant an Award to themself; (ii) determine the number of shares subject to such Awards; and (iii) determine the terms of such Awards; provided, however, that the Board or Committee action regarding such delegation will fix the terms of such delegation in accordance with Applicable Law, including without limitation Sections 152 and 157 of the Delaware General Corporation Law. Unless provided otherwise in the Board or Committee action regarding such delegation, each Award granted pursuant to this section will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, with any modifications necessary to incorporate or reflect the terms of such Award. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to any person or body (who is not a Director or that is not comprised solely of Directors, respectively) the authority to determine the Fair Market Value.

8. TAX WITHHOLDING

(a) Withholding Authorization. As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agrees to make adequate arrangements to satisfy the Tax-Related Items withholding obligations, if any, of the Company and/or an Affiliate that arise in connection with the grant, vesting, exercise or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue shares of Common Stock subject to an Award, unless and until such obligations are satisfied.

(b) Satisfaction of Withholding Obligation. To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any Tax-Related Items withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the U.S. Federal Reserve Board; or (vi) by such other method as may be set forth in the Award Agreement.

(c) No Obligation to Notify or Minimize Taxes; No Liability to Claims. Except as required by Applicable Law, the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the U.S. Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR granted under the Plan, each Participant agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the U.S. Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the U.S. Internal Revenue Service.

(d) Withholding Indemnification. The Company and/or its Affiliate may withhold or account for Tax-Related Items by considering statutory or other withholding rates, including minimum or maximum rates applicable in a Participant’s jurisdiction. In the event of overwithholding, the Participant may receive a refund of any over-withheld amount in cash (with no entitlement to the equivalent in Common Stock) or, if not refunded, the Participant may seek a refund from the local tax authorities. In the event of under-withholding, the Participant may be required to pay any additional Tax-Related Items directly to the applicable tax authority or to the Company and/or its Affiliate. As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount. Further, if the obligation for Tax-Related Items is satisfied by withholding in shares of Common Stock, for tax purposes, the Participant will be deemed to have been issued the full number of shares subject to the Award, notwithstanding that a number of the shares is held back solely for the purpose of paying the Tax-Related Items.

9. MISCELLANEOUS.

(a) Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

(b) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

(c) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(d) Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.

(e) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will (unless otherwise required under Applicable Law) and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without Cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the U.S. state or non-U.S. jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.

(f) Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(g) Execution of Additional Documents. As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.

(h) Electronic Delivery and Participation. Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

(i) Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the

Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntarily terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.

(j) Securities Law Compliance. A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.

(k) Transfer or Assignment of Awards; Issued Shares. Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of a Restricted Stock Award and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.

(l) Effect on Other Employee Benefit Plans. The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

(m) Deferrals. To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals will be made in accordance with the requirements of Section 409A.

(n) Section 409A. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months and one day following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(o) Choice of Law. This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.

10. COVENANTS OF THE COMPANY.

The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.

11. ADDITIONAL RULES FOR AWARDS SUBJECT TO SECTION 409A.

(a) Application. Unless the provisions of this Section of the Plan are expressly superseded by the provisions in the form of Award Agreement, the provisions of this Section shall apply and shall supersede anything to the contrary set forth in the Award Agreement for a Non-Exempt Award.

(b) Non-Exempt Awards Subject to Non-Exempt Severance Arrangements. To the extent a Non-Exempt Award is subject to Section 409A due to application of a Non-Exempt Severance Arrangement, the following provisions of this subsection (b) apply.

(i) If the Non-Exempt Award vests in the ordinary course during the Participant’s Continuous Service in accordance with the vesting schedule set forth in the Award Agreement, and does not accelerate vesting under the terms of a Non-Exempt Severance Arrangement, in no event will the shares be issued in respect of such Non-Exempt Award any later than the later of: (i) December 31st of the calendar year that includes the applicable vesting date; or (ii) the 60th day that follows the applicable vesting date.

(ii) If vesting of the Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with the Participant’s Separation from Service, and such vesting acceleration provisions were in effect as of the date of grant of the Non-Exempt Award and, therefore, are part of the terms of such Non-Exempt Award as of the date of grant, then the shares will be earlier issued in settlement of such Non-Exempt Award upon the Participant’s Separation from Service in accordance with the terms of the Non-Exempt Severance Arrangement, but in no event later than the 60th day that follows the date of the Participant’s Separation from Service. However, if at the time the shares would otherwise be issued the Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of such Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six-month period.

(iii) If vesting of a Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with a Participant’s Separation from Service, and such vesting acceleration provisions were not in effect as of the date of grant of the Non-Exempt Award and, therefore, are not a part of the terms of such Non-Exempt Award on the date of grant, then such acceleration of vesting of the Non-Exempt Award shall not accelerate the issuance date of the shares, but the shares shall instead be issued on the same schedule as set forth in the Grant Notice as if they had vested in the ordinary course during the Participant’s Continuous Service, notwithstanding the vesting acceleration of the Non-Exempt Award. Such issuance schedule is intended to satisfy the requirements of payment on a specified date or pursuant to a fixed schedule, as provided under U.S. Treasury Regulations Section 1.409A-3(a)(4).

(c) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Employees and Consultants. The provisions of this subsection (c) shall apply and shall supersede anything to the contrary set forth in the Plan with respect to the permitted treatment of any Non-Exempt Award in connection with a Corporate Transaction if the Participant was either an Employee or Consultant upon the applicable date of grant of the Non-Exempt Award.

(i) Vested Non-Exempt Awards. The following provisions shall apply to any Vested Non-Exempt Award in connection with a Corporate Transaction:

(1) If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Vested Non-Exempt Award. Upon the Section 409A Change in Control the settlement of the Vested Non-Exempt Award will automatically be accelerated and the shares will be immediately issued in respect of the Vested Non-Exempt Award. Alternatively, the Company may instead provide that the Participant will receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control.

(2) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute each Vested Non-Exempt Award. The shares to be issued in respect of the Vested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of the Fair Market Value of the shares made on the date of the Corporate Transaction.

(ii) Unvested Non-Exempt Awards. The following provisions shall apply to any Unvested Non-Exempt Award unless otherwise determined by the Board pursuant to subsection (e) of this Section.

(1) In the event of a Corporate Transaction, the Acquiring Entity shall assume, continue or substitute any Unvested Non-Exempt Award. Unless otherwise determined by the Board, any Unvested Non-Exempt Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of any Unvested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value of the shares made on the date of the Corporate Transaction.

(2) If the Acquiring Entity will not assume, substitute or continue any Unvested Non-Exempt Award in connection with a Corporate Transaction, then such Award shall automatically terminate and be forfeited upon the Corporate Transaction with no consideration payable to any Participant in respect of such forfeited Unvested Non-Exempt Award. Notwithstanding the foregoing, to the extent permitted and in compliance with the requirements of Section 409A, the Board may in its discretion determine to elect to accelerate the vesting and settlement of the Unvested Non-Exempt Award upon the Corporate Transaction, or instead substitute a cash payment equal to the Fair Market Value of such shares that would otherwise be issued to the Participant, as further provided in subsection (e)(ii) below. In the absence of such discretionary election by the Board, any Unvested Non-Exempt Award shall be forfeited without payment of any consideration to the affected Participants if the Acquiring Entity will not assume, substitute or continue the Unvested Non-Exempt Awards in connection with the Corporate Transaction.

(3) The foregoing treatment shall apply with respect to all Unvested Non-Exempt Awards upon any Corporate Transaction, and regardless of whether or not such Corporate Transaction is also a Section 409A Change in Control.

(d) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Non-Employee Directors. The following provisions of this subsection (d) shall apply and shall supersede anything to the contrary that may be set forth in the Plan with respect to the permitted treatment of a Non-Exempt Director Award in connection with a Corporate Transaction.

(i) If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Non-Exempt Director Award. Upon the Section 409A Change in Control the vesting and settlement of any Non-Exempt Director Award will automatically be accelerated and the shares will be immediately issued to the Participant in respect of the Non-Exempt Director Award. Alternatively, the Company may provide that the Participant will instead receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control pursuant to the preceding provision.

(ii) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute the Non-Exempt Director Award. Unless otherwise determined by the Board, the Non-Exempt Director Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of the Non-Exempt Director Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value made on the date of the Corporate Transaction.

(e) If the RSU Award is a Non-Exempt Award, then the provisions in this Section 11(e) shall apply and supersede anything to the contrary that may be set forth in the Plan or the Award Agreement with respect to the permitted treatment of such Non-Exempt Award:

(i) Any exercise by the Board of discretion to accelerate the vesting of a Non-Exempt Award shall not result in any acceleration of the scheduled issuance dates for the shares in respect of the Non-Exempt Award unless earlier issuance of the shares upon the applicable vesting dates would be in compliance with the requirements of Section 409A.

(ii) The Company explicitly reserves the right to earlier settle any Non-Exempt Award to the extent permitted and in compliance with the requirements of Section 409A, including pursuant to any of the exemptions available in U.S. Treasury Regulations Section 1.409A-3(j)(4)(ix).

(iii) To the extent the terms of any Non-Exempt Award provide that it will be settled upon a Change in Control or Corporate Transaction, to the extent it is required for compliance with the requirements of Section 409A, the Change in Control or Corporate Transaction event triggering settlement must also constitute a Section 409A Change in Control. To the extent the terms of a Non-Exempt Award provide that it will be settled upon a termination of employment or termination of Continuous Service, to the extent it is required for compliance with the requirements of Section 409A, the termination event triggering settlement must also constitute a Separation From Service. However, if at the time the shares would otherwise be issued to a Participant in connection with a “separation from service” such Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of the Participant’s Separation From Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iv) The provisions in this subsection (e) for delivery of the shares in respect of the settlement of an RSU Award that is a Non-Exempt Award are intended to comply with the requirements of Section 409A so that the delivery of the shares to the Participant in respect of such Non-Exempt Award will not trigger the additional tax imposed under Section 409A, and any ambiguities herein will be so interpreted.

12. SEVERABILITY.

If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

13. TERMINATION OF THE PLAN.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date; or (ii) the date the Plan is approved by the Company’s stockholders. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

14. DEFINITIONS.

As used in the Plan, the following definitions apply to the capitalized terms indicated below:

(a) “Acquiring Entity” means the surviving or acquiring corporation (or its parent company) in connection with a Corporate Transaction.

(b) “Adoption Date” means the date the Plan is first approved by the Board or Compensation Committee, as applicable.

(c) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(d) “Applicable Law” means the Code and any applicable U.S and non-U.S. securities, exchange, control, tax, federal, state, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).

(e) “Award” means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, an RSU Award, a SAR, a Performance Award or any Other Award).

(f) “Award Agreement” means a written or electronic agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided, including through electronic means, to a Participant along with the Grant Notice.

(g) “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants.

(h) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the Adoption Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(i) “Cause” has the meaning ascribed to such term in any written agreement between a Participant and the Company or any Affiliate of the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) the Participant’s dishonest statements or acts with respect to the Company or any Affiliate of the Company, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business; (ii) the Participant’s commission of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud, or in each case the equivalent in any relevant jurisdiction; (iii) the Participant’s failure to perform the Participant’s assigned duties and responsibilities to the reasonable satisfaction of the Company or any Affiliate of the Company which failure continues, in the reasonable judgment of the Company, after written notice given to the Participant by the Company or any Affiliate of the Company; (iv) the Participant’s gross negligence, willful misconduct or insubordination with respect to the Company or any Affiliate of the Company; or (v) the Participant’s material violation of any provision of any agreement(s) between the Participant and the Company or any Affiliate of the Company relating to noncompetition, nonsolicitation, nondisclosure and/or assignment of inventions. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or any Affiliate of the Company or such Participant for any other purpose.

(j) “Change in Control” or “Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either

(A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the Acquiring Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the Acquiring Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv) individuals who, on the Adoption Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) with respect to any nonqualified deferred compensation that becomes payable on account of the Change in Control, the transaction or event described in clause (i), (ii), (iii), or (iv) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.

(k) “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(l) “Committee” means the Compensation Committee and any other committee of one or more Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.

(m) “Common Stock” means the common stock of the Company.

(n) “Company” means Avenzo Therapeutics, Inc., a Delaware corporation, and any successor corporation thereto.

(o) “Compensation Committee” means the Compensation Committee of the Board.

(p) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(q) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by Applicable Law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Company or an Affiliate, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by Applicable Law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under U.S. Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(r) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Corporate Transaction shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Corporate Transaction (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Corporate Transaction or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) with respect to any nonqualified deferred compensation that becomes payable on account of the Corporate Transaction, the transaction or event described in clause (i), (ii), (iii), or (iv) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.

(s) “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.

(t) “Director” means a member of the Board.

(u) “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(v) “Effective Date” means the effective date of this Plan, which is [    ], 2026.

(w) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(x) “Employer” means the Company or the Affiliate that employs the Participant.

(y) “Entity” means a corporation, partnership, limited liability company or other entity.

(z) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(aa) “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company, or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

(bb) “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(cc) “Fully Diluted Shares” means, as of any date, all of the common stock of the Company outstanding plus all shares of common stock of the Company issuable upon conversion or exercise of outstanding securities and rights, including (without limitation) preferred stock on an as-converted basis, equity awards, warrants (including pre-funded warrants), and any convertible indebtedness or similar instruments, whether or not then vested or currently exercisable.

(dd) “Governmental Body” means any: (i) nation, state, commonwealth, canton, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) U.S. or non-U.S. federal, state, local, municipal, or other government; (iii) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (iv) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).

(ee) “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under the Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.

(ff) “Incentive Stock Option” means an option granted pursuant to Section 4 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(gg) “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option or SAR that may be exercised; (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Laws.

(hh) “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(ii) “Non-Exempt Award” means any Award that is subject to, and not exempt from, Section 409A, including as the result of (i) a deferral of the issuance of the shares subject to the Award which is elected by the Participant or imposed by the Company, or (ii) the terms of any Non-Exempt Severance Arrangement.

(jj) “Non-Exempt Director Award” means a Non-Exempt Award granted to a Participant who was a Director but not an Employee on the applicable grant date.

(kk) “Non-Exempt Severance Arrangement” means a severance arrangement or other agreement between the Participant and the Company that provides for acceleration of vesting of an Award and issuance of the shares in respect of such Award upon the Participant’s termination of employment or separation from service (as such term is defined in Section 409A(a)(2)(A)(i) of the Code (and without regard to any alternative definition thereunder)) (“Separation from Service”) and such severance benefit does not satisfy the requirements for an exemption from application of Section 409A provided under U.S. Treasury Regulations Section 1.409A-1(b)(4), 1.409A-1(b)(9) or otherwise.

(ll) “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of the Plan that does not qualify as an Incentive Stock Option.

(mm) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(nn) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(oo) “Option Agreement” means a written or electronic agreement between the Company and the Optionholder evidencing the terms and conditions of the Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided including through electronic means, to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of the Plan.

(pp) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(qq) “Other Award” means an award valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) that is not an Incentive Stock Option, Nonstatutory Stock Option, SAR, Restricted Stock Award, RSU Award or Performance Award.

(rr) “Other Award Agreement” means a written or electronic agreement between the Company and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.

(ss) “Own,” “Owned,” “Owner,” or “Ownership” means that a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(tt) “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(uu) “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.

(vv) “Performance Criteria” means one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; relative stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales, annual recurring revenue or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholders’ equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; financing; regulatory milestones; stockholder liquidity; corporate governance and compliance; intellectual property; personnel matters; progress of internal research; progress of partnered programs; partner satisfaction; budget management; partner or collaborator achievements; internal controls, including those related to the U.S. Sarbanes-Oxley Act of 2002; investor relations, analysts and communication; implementation or completion of projects or processes; employee retention; number of users, including unique users; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with respect to the marketing, distribution and sale of the Company’s products; supply chain achievements; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the Board or Committee whether or not listed herein.

(ww) “Performance Goals” means, for a Performance Period, one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of Common Stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board may establish or provide for other adjustment items in the Award Agreement at the time the Award is granted or in such other document setting forth the Performance Goals at the time the Performance Goals are established. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Award.

(xx) “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(yy) “Plan” means this Avenzo Therapeutics, Inc. 2026 Equity Incentive Plan, as amended from time to time.

(zz) “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day-to-day operations of the Plan and the Company’s other equity incentive programs.

(aaa) “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).

(bbb) “Prior Plan” means the Rallybio Corporation 2021 Equity Incentive Plan, as amended from time to time.

(ccc) “Prospectus” means the document containing the Plan information specified in Section 10(a) of the Securities Act.

(ddd) “Restricted Stock Award” or “RSA” means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(eee) “Restricted Stock Award Agreement” means a written or electronic agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided including by electronic means, to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(fff) “Returning Shares” means shares subject to outstanding stock awards granted under the Prior Plan and that following the Effective Date: (A) are not issued because such stock award or any portion thereof expires or otherwise terminates without all of the shares covered by such stock award having been issued; (B) are not issued because such stock award or any portion thereof is settled in cash; (C) are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares; (D) are withheld or reacquired to satisfy the exercise, strike or purchase price; or (E) are withheld or reacquired to satisfy a tax withholding obligation.

(ggg) “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(hhh) “RSU Award Agreement” means a written or electronic agreement between the Company and a holder of an RSU Award evidencing the terms and conditions of an RSU Award grant. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided including by electronic means, to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of the Plan.

(iii) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(jjj) “Rule 405” means Rule 405 promulgated under the Securities Act.

(kkk) “SAR Agreement” means a written or electronic agreement between the Company and a holder of a SAR evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of the Plan.

(lll) “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.

(mmm) “Section 409A Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and U.S. Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(nnn) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(ooo) “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 2(a).

(ppp) “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 4.

(qqq) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(rrr) “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan and legally applicable or deemed applicable to the Participant.

(sss) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(ttt) “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.

(uuu) “Unvested Non-Exempt Award” means the portion of any Non-Exempt Award that had not vested in accordance with its terms upon or prior to the date of any Corporate Transaction.

(vvv) “Vested Non-Exempt Award” means the portion of any Non-Exempt Award that had vested in accordance with its terms upon or prior to the date of a Corporate Transaction.

ANNEX M

AVENZO THERAPEUTICS, INC.

AVENZO THERAPEUTICS, INC. 2026 EMPLOYEE STOCK PURCHASE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: [     ], 2026

APPROVED BY THE STOCKHOLDERS: [     ], 2026

1. GENERAL; PURPOSE.

(a) The Plan provides a means by which Eligible Employees of the Company and certain Designated Companies may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. In addition, the Plan permits the Company to grant a series of Purchase Rights to Eligible Employees that do not meet the requirements of an Employee Stock Purchase Plan.

(b) The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. In addition, this Plan authorizes grants of Purchase Rights under the Non-423 Component that do not meet the requirements of an Employee Stock Purchase Plan. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component. In addition, the Company may make separate Offerings which vary in terms (provided that such terms are not inconsistent with the provisions of the Plan or the requirements of an Employee Stock Purchase Plan to the extent the Offering is made under the 423 Component), and the Company will designate which Designated Company is participating in each separate Offering.

(c) The Company, by means of the Plan, seeks to retain the services of Eligible Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2. ADMINISTRATION.

(a) The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii) To designate from time to time (A) which Related Corporations will be eligible to participate in the Plan as Designated 423 Companies, (B) which Related Corporations or Affiliates will be eligible to participate in the Plan as Designated Non-423 Companies, (C) which Affiliates or Related Corporations may be excluded from participation in the Plan, and (D) which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv) To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(v) To suspend or terminate the Plan at any time as provided in Section 12.

(vi) To amend the Plan at any time as provided in Section 12.

(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company, its Related Corporations and Affiliates, and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan with respect to the 423 Component.

(viii) To adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are non-U.S. nationals or employed or located outside the United States. Without limiting the generality of, and consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans regarding, without limitation, eligibility to participate in the Plan, the definition of eligible “earnings,” handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements, and which, if applicable to a Designated Non-423 Company, do not have to comply with the requirements of Section 423 of the Code.

(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan and any applicable Offering Document to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Further, to the extent not prohibited by Applicable Law, the Board or Committee may, from time to time, delegate some or all of its authority under the Plan to one or more officers of the Company or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. The Board may retain the authority to concurrently administer the Plan with the Committee (or its delegate) and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee (or a delegate of the Committee), the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d) All determinations, interpretations and constructions made by the Board will not be subject to review by any person and will be final, binding and conclusive on all persons.

3. SHARES OF COMMON STOCK SUBJECT TO THE PLAN.

(a) Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed [     ]1 shares of Common Stock, plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of up to ten years, commencing on January 1, 2027 and ending on (and including) January 1, 2036, in an amount equal to the lesser of (x) one percent (1%) of the total number of Fully Diluted Shares on December 31st of the preceding calendar year, and (y) [     ]2 shares of Common Stock. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a

[1]	NTD: To be equal to 1% of the Parent Common Stock issued and expected to be outstanding immediately after the Effective Time.
[2]	NTD: To be equal to the initial limit, multiplied by 3.

lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence. For the avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 3(a) may be used to satisfy purchases of Common Stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy purchases of Common Stock under the Non-423 Component.

(b) If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c) The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4. GRANT OF PURCHASE RIGHTS; OFFERING.

(a) The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless such Participant otherwise indicates in forms delivered to the Company or a third party designated by the Company (each, a “Company Designee”): (i) each form will apply to all of such Participant’s Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5. ELIGIBILITY.

(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or an Affiliate. Except as provided in Section 5(b) or as required by Applicable Law, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company, the Related Corporation or the Affiliate, as the case may be, for such continuous period preceding such Offering Date as the Board may (unless prohibited by Applicable Law) require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may provide (unless prohibited by Applicable Law) that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company, the Related Corporation or the Affiliate is more than 20 hours per week and more than five months per calendar year or such other criteria as the

Board may determine consistent with Section 423 of the Code with respect to the 423 Component. The Board may also exclude (unless prohibited by Applicable Law) from participation in the Plan or any Offering Employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) of the Company, a Related Corporation or an Affiliate, or a subset of such highly compensated employees.

(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii) the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, the individual will not receive any Purchase Right under that Offering.

(c) No Employee will be eligible for the grant of any Purchase Rights under the 423 Component if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the 423 Component only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds U.S. $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any Designated Company, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by Applicable Law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

(f) Notwithstanding anything in this Section 5 to the contrary, in the case of an Offering under the Non-423 Component, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Board has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practical for any reason.

6. PURCHASE RIGHTS; PURCHASE PRICE.

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage of earnings (as such concept is defined in the Offering Document) or with a maximum dollar amount, but in either case as so specified by the Board in the Offering Document, during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b) The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be specified by the Board prior to commencement of an Offering and will not be less than the lesser of:

(i) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7. PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company or a Company Designee, within the time specified in the Offering, an enrollment form provided by the Company or a Company Designee. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Law requires that Contributions be held separately or deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first practicable payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase such Participant’s Contributions. If payroll deductions are impermissible or problematic under Applicable Law or if specifically provided in the Offering and to the extent permitted by Section 423 of the Code with respect to the 423 Component, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through payment by cash, check or wire transfer prior to a Purchase Date.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company or a Company Designee. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of such Participant’s accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that

Offering will have no effect upon such Participant’s eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c) Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason or (ii) is otherwise no longer eligible to participate. The Company will distribute as soon as practicable to such individual all of such individual’s accumulated but unused Contributions.

(d) Unless otherwise determined by the Board, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Designated Company or between Designated Companies will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-423 Component for the remainder of the Offering. The Board may establish different and additional rules governing transfers between separate Offerings within the 423 Component and between Offerings under the 423 Component and Offerings under the Non-423 Component.

(e) During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company and valid under Applicable Law, by a beneficiary designation as described in Section 10.

(f) Unless otherwise specified in the Offering or required by Applicable Law, the Company will have no obligation to pay interest on Contributions.

8. EXERCISE OF PURCHASE RIGHTS.

(a) On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b) Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be held in such Participant’s account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from or is not eligible to participate in such next Offering, in which case such amount will be distributed to such Participant after the final Purchase Date without interest (unless the payment of interest is otherwise required by Applicable Law). If the amount of Contributions remaining in a Participant’s account after the purchase of shares of Common Stock is at least equal to the amount required to purchase one (1) whole share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be distributed in full to such Participant after the final Purchase Date of such Offering without interest (unless otherwise required by Applicable Law).

(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. and non-U.S. federal, state and other securities, exchange control and other laws applicable to the Plan. If on a Purchase Date the shares of Common

Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and, subject to Section 423 of the Code with respect to the 423 Component, the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless the payment of interest is otherwise required by Applicable Law).

9. COVENANTS OF THE COMPANY.

The Company will seek to obtain from each U.S. and non-U.S. federal, state or other regulatory commission, agency or other Governmental Body having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so is not practical or would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10. DESIGNATION OF BENEFICIARY.

(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions, without interest (unless the payment of interest is otherwise required by Applicable Law), to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; CORPORATE TRANSACTIONS.

(a) In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

(b) In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) within ten business days (or such other period specified by the Board) prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.

12. AMENDMENT, TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by Applicable Law.

(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c) Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code with respect to the 423 Component or with respect to other Applicable Laws. Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code with respect to the 423 Component; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13. TAX QUALIFICATION; TAX WITHHOLDING.

(a) Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants.

(b) Each Participant will make arrangements, satisfactory to the Company and any applicable Related Corporation or Affiliate, to enable the Company, the Related Corporation or the Affiliate to fulfill any withholding obligation for Tax-Related Items. Without limitation to the foregoing, in the Company’s sole discretion and subject to Applicable Law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the Participant’s salary or any other cash payment due to the Participant from the Company, a Related Corporation or an Affiliate; (ii) withholding from the proceeds of the sale of shares of Common Stock acquired under the Plan, either through a voluntary sale or a mandatory sale arranged by the Company; or (iii) any other method deemed acceptable by the Board. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

(c) The 423 Component is exempt from the application of Section 409A of the Code, and any ambiguities herein shall be interpreted to so be exempt from Section 409A of the Code. The Non-423 Component is intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that an option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Committee may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Committee would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.

14. EFFECTIVE DATE OF PLAN.

The Plan will become effective immediately prior to and contingent upon the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.

15. MISCELLANEOUS PROVISIONS.

(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or amend a Participant’s employment or service contract, as applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ or service of the Company, a Related Corporation or an Affiliate, or on the part of the Company, a Related Corporation or an Affiliate to continue the employment or service of a Participant.

(d) The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflict of laws rules.

(e) If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

(f) If any provision of the Plan does not comply with Applicable Law, such provision shall be construed in such a manner as to comply with Applicable Law.

16. DEFINITIONS.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(b) “Affiliate” means any entity, other than a Related Corporation, whether now or subsequently established, which is at the time of determination, a “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(c) “Applicable Law” means the Code and any applicable U.S. and non-U.S. securities, exchange control, tax, federal, state, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the New York Stock Exchange, Nasdaq Stock Market or the Financial Industry Regulatory Authority).

(d) “Board” means the Board of Directors of the Company.

(e) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(f) “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(g) “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(h) “Common Stock” means the common stock of the Company.

(i) “Company” means Avenzo Therapeutics, Inc., a Delaware corporation.

(j) “Contributions” means the payroll deductions, contributions made by Participants in case payroll deductions are impermissible or problematic under Applicable Law and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into the Participant’s account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions or other contributions and, with respect to the 423 Component, to the extent permitted by Section 423.

(k) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its subsidiaries;

(ii) a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(l) “Designated 423 Company” means any Related Corporation selected by the Board as participating in the 423 Component.

(m) “Designated Company” means any Designated Non-423 Company or Designated 423 Company, provided, however, that at any given time, a Related Corporation participating in the 423 Component shall not be a Related Corporation participating in the Non-423 Component.

(n) “Designated Non-423 Company” means any Related Corporation or Affiliate selected by the Board as participating in the Non-423 Component.

(o) “Director” means a member of the Board.

(p) “Effective Date” means the effective date of this Plan, which is [     ], 2026.

(q) “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(r) “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation or solely with respect to the Non-423 Component, an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(s) “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(t) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(u) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with Applicable Laws and regulations and, to the extent applicable as determined in the sole discretion of the Board, in a manner that complies with Sections 409A of the Code.

(v) “Fully Diluted Shares” means, as of any date, all of the common stock of the Company outstanding plus all shares of common stock of the Company issuable upon conversion or exercise of outstanding securities and rights, including (without limitation) preferred stock on an as-converted basis, equity awards, warrants (including pre-funded warrants), and any convertible indebtedness or similar instruments, whether or not then vested or currently exercisable.

(w) “Governmental Body” means any: (i) nation, state, commonwealth, canton, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) U.S. or non-U.S. federal, state, local, municipal or other government; (iii) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (iv) self-regulatory organization (including the New York Stock Exchange, the Nasdaq Stock Market and the Financial Industry Regulatory Authority).

(x) “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(y) “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(z) “Offering Date” means a date selected by the Board for an Offering to commence.

(aa) “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(bb) “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(cc) “Plan” means this Avenzo Therapeutics, Inc. 2026 Employee Stock Purchase Plan, as amended from time to time, including both the 423 Component and the Non-423 Component.

(dd) “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(ee) “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(ff) “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(gg) “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(hh) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(ii) “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan, including, but not limited to, the exercise of a Purchase Right and the receipt of shares of Common Stock or the sale or other disposition of shares of Common Stock acquired under the Plan.

(jj) “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the New York Stock Exchange, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

ANNEX N

PRELIMINARY PROXY CARD, SUBJECT TO COMPLETION

RALLYBIO CORPORATION

PO Box no. 325

East Berlin, CT 06023

VOTE BY INTERNET

Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time      , 2026. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to www.virtualshareholdermeeting.com/RLYB2026

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time      , 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V89690-[TBD] KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

RALLYBIO CORPORATION

The Board of Directors recommends you vote FOR the following proposals and FOR each of the nominees:		For	Against	Abstain

1.

To approve the issuance of shares of Rallybio Common Stock to the securityholders of Avenzo, pursuant to the terms of the Merger Agreement, which will (a) represent more than 20% of the shares of Rallybio Common Stock outstanding immediately prior to the Merger and (b) result in the change of control of Rallybio, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.

		☐	☐	☐

2.

To approve an amendment to Rallybio’s amended and restated certificate of incorporation to effect a reverse stock split of Rallybio’s issued and outstanding common stock at a ratio in the range from 1-for-2 to 1-for-9, inclusive, with the final ratio to be mutually agreed to by Rallybio and Avenzo.

		☐	☐	☐

3.	To approve an amendment to Rallybio’s amended and restated certificate of incorporation to change the name of Rallybio to “Avenzo Therapeutics, Inc.”	☐	☐	☐

4.

To approve an amendment to Rallybio’s amended and restated certificate of incorporation to increase the number of authorized shares of Rallybio Common Stock from 200,000,000 shares to 500,000,000 shares.

		☐	☐	☐

5.	To elect three Class II directors, each for a three-year term and until their successors are duly elected and qualified or until their earlier death, resignation or removal.

	Nominees:	For	Against	Abstain
	5a. Helen M. Boudreau	☐	☐	☐
	5b. Lucian Iancovici	☐	☐	☐
	5c. Christine A. Nash	☐	☐	☐
6.	To ratify the selection of Deloitte & Touche LLP independent registered public accounting firm for Rallybio for the fiscal year ending December 31, 2026.	☐	☐	☐
7.

To approve the Avenzo Therapeutics, Inc. 2026 Equity Incentive Plan, which will become effective on the date immediately following the consummation of the Merger and is contingent on the completion of the Merger.

		☐	☐	☐
8.

To approve the Avenzo Therapeutics, Inc. 2026 Employee Stock Purchase Plan, which will become effective on the date immediately following the consummation of the Merger and is contingent on the completion of the Merger.

		☐	☐	☐
9.

To approve an adjournment of the Rallybio annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal 1, Proposal 2, Proposal 3 and/or Proposal 4.

		☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Proxy Statement and Prospectus are available at www.proxyvote.com.

V89691-[TBD]

RALLYBIO CORPORATION

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF

DIRECTORS

ANNUAL MEETING OF STOCKHOLDERS

     , 2026

The stockholders hereby appoint Stephen Uden and Jonathan Lieber, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Rallybio Corporation that the stockholders are entitled to vote at the Annual Meeting of Stockholders to be held at   , Eastern Time on      , 2026, virtually at www.virtualshareholdermeeting.com/RLYB2026, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE STOCKHOLDERS. IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS OF RALLYBIO CORPORATION.

YOUR VOTE IS VERY IMPORTANT. PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE OR SUBMIT YOUR PROXY OVER THE INTERNET OR BY TELEPHONE BY FOLLOWING THE INSTRUCTIONS SET FORTH ON THE ENCLOSED PROXY CARD.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

ANNEX O

SECTION 262 OF THE

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

APPRAISAL RIGHTS

Appraisal Rights.

(a) Any stockholder of a corporations of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the

Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20. Indemnification of Directors and Officers.

As permitted by Section 102(b)(7) of the DGCL, Rallybio’s amended and restated certificate of incorporation includes a provision to eliminate the personal liability of Rallybio’s directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, Rallybio’s amended and restated certificate of incorporation and amended and restated bylaws provide that Rallybio required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and Rallybio is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified, in each case except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145(a) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. No indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery (the “Court of Chancery”) or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Rallybio has entered into indemnification agreements with its directors and certain of its officers. These indemnification agreements provide broader indemnity rights than those provided under the DGCL and Rallybio’s amended and restated certificate of incorporation. These indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against Rallybio or its directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by Rallybio, and Rallybio would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to Rallybio’s benefit but would be offset by Rallybio’s obligations to the director or officer under the indemnification agreement.

Rallybio maintains directors’ and officers’ liability insurance for the benefit of its directors and officers.

The Merger Agreement provides that, subject to certain limitations as set forth in the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Rallybio and the Surviving Corporation will indemnify each person who is, has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Rallybio or Avenzo or their respective subsidiaries. The Merger Agreement also provides that the provisions relating to the indemnification, advancement of expenses and exculpation of present and former directors and officers of Rallybio or any of its subsidiaries set forth in the organizational documents of Rallybio or any of its subsidiaries will not be amended, modified or repealed for a period of six years from the Effective Time in any manner that would adversely affect the rights of individuals who, at or prior to the Effective Time, were officers or directors of Rallybio or any of its subsidiaries, unless required by applicable law. After Closing, the organizational documents of the surviving corporation will contain provisions at least as favorable as the provisions relating to the indemnification, advancement of expenses and exculpation of present and former directors and officers presently set forth in Rallybio’s organizational documents as of the date of the Merger Agreement.

From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of Avenzo to each person who is or has served as a director or officer of Avenzo as of immediately prior to the Closing pursuant to any indemnification provisions under Avenzo’s amended and restated certificate of incorporation and bylaws and pursuant to any indemnification agreements between Avenzo and such directors and officers, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Rallybio shall fulfill and honor in all respects the obligations of Rallybio or any of its subsidiaries to each person who is or has served as a director or officer of Rallybio as of immediately prior to the Closing pursuant to any indemnification provisions under Rallybio’s amended and restated certificate of incorporation and amended and restated bylaws or any of its subsidiaries and pursuant to any indemnification agreements between Rallybio or any of its subsidiaries and such directors and officers, with respect to claims arising out of matters occurring at or prior to the Effective Time.

From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, Rallybio shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for companies similarly situated to Rallybio.

From and after the Effective Time, Rallybio shall pay all expenses, including reasonable attorneys’ fees, that are incurred by indemnified persons in connection with their successful enforcement of the rights provided to such persons in the Merger Agreement. The director and officer indemnification provisions of the Merger Agreement are intended to be in addition to the rights otherwise available to the current and former officers and directors of Rallybio and Avenzo by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of such indemnified persons, their heirs and their representatives.

In the event Rallybio or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Rallybio or the Surviving Corporation, as the case may be, shall succeed to the indemnification obligations set forth in the Merger Agreement. Rallybio shall cause the Surviving Corporation to perform all of the director and officer indemnification obligations of the Surviving Corporation under the Merger Agreement.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b)	Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22. Undertakings.

(a)	The registrant hereby undertakes:

a.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d.

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, if a primary offering of securities of the undersigned registrant is deemed to occur pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, and if the securities are deemed to be offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

f.

That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

g.

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

h.

That every prospectus (i) that is filed pursuant to paragraph (g)(1) of Item 512 of Regulation S-K or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

i.

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

j.

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

k.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Exhibit Number	Description

2.1	Form of Plan of Liquidation and Dissolution (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form S-1 (File No. 333-257655), as amended, filed with the SEC on July 22, 2021).

2.2+	Agreement and Plan of Merger and Reorganization among Rallybio Corporation, Farmington Merger Sub, Inc. and Avenzo Therapeutics, Inc., dated as of May 31, 2026 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-40693), filed with the SEC on June 1, 2026) (included as Annex A to the proxy statement/prospectus)

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation of Rallybio Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-40693), filed with the SEC on August 2, 2021).

3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Rallybio Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-40693), filed with the SEC on January 26, 2026).

3.3	Amended and Restated Bylaws of Rallybio Corporation (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (File No. 001-40693), filed with the SEC on August 2, 2021).

4.1	Specimen stock certificate evidencing shares of common stock (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (File No. 333-257655), as amended, filed with the SEC on July 22, 2021).

4.2	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-40693), filed with the SEC on November 14, 2022).

4.3	Registration Rights Agreement, dated April 10, 2024, by and between Rallybio Corporation and Johnson & Johnson Innovation - JJDC, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40693), filed with the SEC on August 8, 2024).

5.1**	Opinion of Ropes & Gray LLP, counsel of Rallybio Corporation

10.1#	Asset Purchase Agreement, by and between Rallybio IPA, LLC and Prophylix AS, dated June 28, 2019 (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-257655), filed with the SEC on July 2, 2021).

10.2#	Asset Transfer Agreement, by and between Swedish Orphan Biovitrum AB (PUBL) and IPC Research, LLC, dated March 15, 2019 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-257655), filed with the SEC on July 2, 2021).

10.3#	Product License Agreement, by and between Affibody AB and Swedish Orphan Biovitrum AB (PUBL), dated March 9, 2012, and assigned to IPC Research, LLC on March 15, 2019 (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-257655), filed with the SEC on July 2, 2021).

10.4#	Amendment No. 1 to Product License Agreement, by and between Affibody AB and Swedish Orphan Biovitrum AB (PUBL), dated January 1, 2018, and assigned to IPC Research, LLC on March 15, 2019 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 333-257655), filed with the SEC on July 2, 2021).

10.5#	Amendment No. 2 to Product License Agreement, by and between Affibody AB and IPC Research, LLC, dated December 22, 2020 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-257655), filed with the SEC on July 2, 2021).

10.6#	License Agreement, by and between Rallybio IPE, LLC and Kymab Limited, dated as of May 5, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40693), filed with the SEC on August 8, 2022).

10.7†	Form of Indemnification Agreement, between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-257655), as amended, filed with the SEC on July 22, 2021).

10.8†	Rallybio Corporation 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 (File No. 333-257655), as amended, filed with the SEC on July 22, 2021).

Exhibit Number	Description

10.9†	Form of Non-Qualified Stock Option Award Agreement under the Rallybio Corporation 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1 (File No. 333-257655), as amended, filed with the SEC on July 22, 2021).

10.10†	Non-Qualified Stock Option Award Agreement for Non-Employee Directors under the Rallybio Corporation 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 (File No. 333-257655), as amended, filed with the SEC on July 22, 2021).

10.11†	Form of Incentive Stock Option Award Agreement under the Rallybio Corporation 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1 (File No. 333-257655), as amended, filed with the SEC on July 22, 2021).

10.12†	Form of Restricted Stock Unit Award Agreement under the Rallybio Corporation 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1 (File No. 333-257655), as amended, filed with the SEC on July 22, 2021).

10.13†	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the Rallybio Corporation 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1 (File No. 333-257655), as amended, filed with the SEC on July 22, 2021).

10.14†	Rallybio Corporation 2021 Cash Incentive Plan (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-1 (File No. 333-257655), as amended, filed with the SEC on July 22, 2021).

10.15†	Rallybio Corporation 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form S-1 (File No. 333-257655), as amended, filed with the SEC on July 22, 2021).

10.16†*	Proposed 2026 Equity Incentive Plan of Avenzo Therapeutics, Inc. (included as Annex L to the proxy statement/prospectus and incorporated herein by reference)

10.17†*	Proposed 2026 Employee Stock Purchase Plan of Avenzo Therapeutics, Inc. (included as Annex M to the proxy statement/prospectus and incorporated herein by reference)

10.18†	Second Amended and Restated Employment Agreement, by and between Rallybio, LLC, Rallybio Corporation and Stephen Uden, dated August 1, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40693), filed with the SEC on August 8, 2023).

10.19†	Amendment to Second Amended and Restated Employment Agreement, effective as of May 31, 2026, between Rallybio Corporation and Stephen Uden (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K (File No. 001-40693), filed with the SEC on June 1, 2026).

10.20†	Employment Agreement between Rallybio Corporation and Jonathan I. Lieber, dated as of February 1, 2023 (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K (File No. 001-40693), filed with the SEC on March 6, 2023).

10.21†	Amendment to Employment Agreement, effective as of May 31, 2026, between Rallybio Corporation and Jonathan Lieber (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K (File No. 001-40693), filed with the SEC on June 1, 2026).

10.22†	Employment Agreement, by and between Rallybio, LLC, Rallybio Corporation and Steven Ryder, dated as of June 25, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40693), filed with the SEC on June 27, 2025).

10.23†	Amendment to Employment Agreement, effective as of March 1, 2026, between Rallybio Corporation and Steven Ryder (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K (File No. 001-40693), filed with the SEC on March 1, 2026).

Exhibit Number	Description

10.24†	Separation Agreement, by and between Rallybio Corporation and Steven Ryder, dated as of March 31, 2026 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40693), filed with the SEC on May 13, 2026).

10.25†	Amendment to Separation Agreement, by and between Rallybio Corporation and Steven Ryder, dated as of May 31, 2026 (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K (File No. 001-40693), filed with the SEC on June 1, 2026).

10.26†	Form of Equity Adjusted Notice (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form S-1 (File No. 333-257655), as amended, filed with the SEC on July 22, 2021).

10.27	Sales Agreement, dated as of August 8, 2022, between Rallybio Corporation and TD Securities (USA) LLC (as successor to Cowen and Company, LLC) (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form S-3 (File No. 333-266668), filed with the SEC on August 8, 2022).

10.28	Amendment No. 1 to Sales Agreement, dated March 13, 2025, by and between Rallybio Corporation and TD Securities (USA) LLC (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K (File No. 001-40693), filed with the SEC on March 13, 2025).

10.29#	Membership Interest Purchase Agreement, dated July 8, 2025, by and among Recursion Pharmaceuticals, Inc., Exscientia Ventures I, Inc., Rallybio Corporation and Rallybio IPB, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40693), filed with the SEC on November 6, 2025).

10.30**	Form of Indemnification Agreement, by and between Avenzo Therapeutics, Inc. and each of its directors and executive officers.

10.31†*	Avenzo Therapeutics, Inc. 2022 Equity Incentive Plan, as amended, and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder.

10.32*	Form of Common Stock Purchase Agreement, by and between Avenzo Therapeutics, Inc. and Purchaser.

10.33†*	Amended and Restated Employment Agreement, by and between Avenzo Therapeutics, Inc. and Athena Countouriotis, M.D., dated August 22, 2025.

10.34†*	Employment Agreement, by and between Avenzo Therapeutics, Inc. and Mohammad Hirmand, M.D., dated August 22, 2022.

10.35†*	Employment Agreement, by and between Avenzo Therapeutics, Inc. and Brian Sun, J.D., dated August 22, 2022.

10.36*#	Collaboration and License Agreement, dated as of January 3, 2024, by and between Avenzo Therapeutics, Inc. and Allorion Therapeutics Inc.

10.37*#	Collaboration, Exclusive Option and License Agreement, dated as of November 16, 2024, by and between Avenzo Therapeutics, Inc., VelaVigo (Shanghai) Limited and VelaVigo Bio, Inc.

10.38*#	Amendment No. 1 to Collaboration, Exclusive Option and License Agreement, dated as of November 26, 2024, by and between Avenzo Therapeutics, Inc., VelaVigo (Shanghai) Limited and VelaVigo Bio, Inc.

10.39*#	Collaboration and License Agreement, dated as of December 23, 2024, by and between Avenzo Therapeutics, Inc. and Duality Biologics (Suzhou) Co., Ltd.

10.40*	Office Lease, dated November 7, 2022, by and between Avenzo Therapeutics, Inc. and KR Junction, LLC, as successor in interest to BRE CA OFFICE OWNER LLC.

10.41*	First Amendment to Office Lease, dated December 6, 2024, by and between Avenzo Therapeutics, Inc. and KR Junction, LLC.

Exhibit Number	Description

10.42*	Form of Subscription Agreement, dated May 31, 2026, by and among Avenzo Therapeutics, Inc. and the Purchasers party thereto (included as Annex G to the proxy statement/prospectus).

10.43*	Form of Registration Rights Agreement, dated May 31, 2026, by and among Avenzo Therapeutics, Inc. and the Purchasers party thereto (included as Annex H to the proxy statement/prospectus).

21.1	Subsidiaries of Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K (File No. 001-40693), filed with the SEC on March 12, 2024).

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Rallybio Corporation.

23.2*	Consent of Ernst & Young LLP, independent registered public accounting firm of Avenzo Therapeutics, Inc.

23.3**	Consent of Ropes & Gray LLP (included in Exhibit 5.1).

99.1*	Consent of Citizens JMP Securities, LLC.

99.2*	Proposed form of Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Rallybio Corporation to Provide for the Reverse Stock Split (included as Annex I to the proxy statement/prospectus).

99.3*	Proposed form of Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Rallybio Corporation to Provide for the Name Change (included as Annex J to the proxy statement/prospectus).

99.4*	Proposed form of Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Rallybio Corporation to Provide for the Authorized Share Increase (included as Annex K to the proxy statement/prospectus).

99.5*	Consent of Athena Countouriotis, M.D. to serve as a director of the combined company.

99.6*	Consent of Simeon George, M.D. to serve as a director of the combined company.

99.7*	Consent of Carl Gordon, Ph.D. to serve as a director of the combined company.

99.8*	Consent of Patrick Machado, J.D. to serve as a director of the combined company.

99.9*	Consent of Garry Nicholson to serve as a director of the combined company

101*	Inline Interactive Data File - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document.

107*	Filing Fee Table

*	Filed herewith.

**	To be filed by amendment.

†	Indicates management contract or compensatory plan.

#	Portions of this exhibit (indicated by asterisks) have been redacted because they are both not material and the registrant customarily and actually treats such information as private or confidential.

+	The annexes, schedules and/or certain exhibits to this agreement have been omitted pursuant to Item 601(b)(2) or Item 601(a)(5) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Haven, Connecticut, on July 15, 2026.

RALLYBIO CORPORATION

By:	/s/ Stephen Uden
Stephen Uden, M.D. Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen Uden and Jonathan I. Lieber, and each of them individually, as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments and any related registration statements filed pursuant to Rule 462 and otherwise), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent and full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Stephen Uden	Chief Executive Officer, President and Director (Principal Executive Officer)	July 15, 2026
Stephen Uden, M.D.

/s/ Jonathan I. Lieber	Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)	July 15, 2026
Jonathan I. Lieber

/s/ Martin W. Mackay	Chairman	July 15, 2026
Martin W. Mackay, Ph.D.

/s/ Helen M. Boudreau	Director	July 15, 2026
Helen M. Boudreau, M.B.A.

/s/ Wendy K Chung	Director	July 15, 2026
Wendy K Chung, M.D., Ph.D.

/s/ Robert Hopfner	Director	July 15, 2026
Robert Hopfner, R.Ph., Ph.D., M.B.A.

/s/ Ronald M. Hunt	Director	July 15, 2026
Ronald M. Hunt, M.B.A.

/s/ Lucian Iancovici	Director	July 15, 2026
Lucian Iancovici, M.D.

/s/ Hui Liu	Director	July 15, 2026
Hui Liu, Ph.D., M.B.A.

SIGNATURE	TITLE	DATE

/s/ Christine A. Nash	Director	July 15, 2026
Christine A. Nash, M.B.A.

/s/ Paula Soteropoulos	Director	July 15, 2026
Paula Soteropoulos